Natalia Harthorne
Vice President

Insurance & Risk Management
FMR LLC
88 Black Falcon, 1st FL, East Side, STE 167, V7E, Boston, MA, 02210
Natalia.Harthorne@fmr.com

May 20, 2025

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Fidelity Investments Mutual Funds (FMR LLC)
Rule 17g Compliance Filing
Fidelity Bond Coverage Period: July 1, 2024 – July 1, 2025

To Whom It May Concern:

We submit the following lead bond policy on behalf of Fidelity Investments Mutual Funds:

- Resolution of a majority of the Independent Trustees approving the amount, type, form and coverage of the bond at a meeting of the Board of Trustees held in May and June, 2024;
- Statement showing the amount of the single insured bond which the individual trusts would have to maintain if they were not named as insureds under a joint insured bond;
- Statement as to the period for which premiums have been paid;
- Copy of the Fidelity Bond Insurance Recovery Agreement;
- Copy of the bond insurance policies.

Sincerely,

Natalia Harthorne

Enc.

Board Resolution

(Excerpt from minutes of the May 16, 2024 Board of Trustees meeting)

FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

Upon motions duly made and seconded, and by votes of the full Board, including a majority of those Trustees who are not "interested persons" of the funds as defined in the Investment Company Act of 1940, as amended ("1940 Act"), and in the case of votes relating to Rule 12b-1 Plans, who have no direct or indirect financial interest in the operations of such Plans or in any agreements related to such Plans, the following votes were unanimously approved by the Board

VOTED: That the Fund's joint participation in a fidelity bond required by Rule 17g-1 under the 1940 Act (the "Fidelity Bond") for the period July 1, 2024 to July 1, 2025, as detailed in the May 2024 Board memorandum, be, and hereby is, approved, the full Board and the Independent Trustees having determined such Fidelity Bond to be reasonable in form and amount, taking into consideration factors deemed relevant, including, among others, the value of the aggregate assets of the Fund to which any covered person may have access, the type and terms of the arrangements for the custody and safekeeping of such assets, and the nature of the securities in the Fund's portfolio; and that the officers of the Fund be, and hereby are, authorized to take all appropriate steps to place said Fidelity Bond coverage, subject to review of the form by counsel to the Fund and counsel to the Independent Trustees.

FURTHER
VOTED: That the portion of the total premium to be paid by the Fund for the Fidelity Bond be, and hereby is, approved, the full Board and the Independent Trustees having considered factors deemed relevant, including, among others, the number of other parties named as insured, the nature of the business activities of such other parties, the amount of the Fidelity Bond, the amount of the premium for such Fidelity Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to the Fund is less than the premium it would have had to pay if it had provided and maintained a single insured bond.

FURTHER
VOTED: That Natalia Harthorne and any additional party the Fund's Treasurer should designate be, and hereby are, designated as the individuals responsible for making all necessary filings and giving notices with respect to said Fidelity Bond required by Paragraph (g) of Rule 17(g)-1 under the 1940 Act.

FURTHER
VOTED: That the Fund's joint participation in, and the terms and costs of, a directors and officers/errors and omissions joint liability insurance policy and an "excess" Independent Trustee management liability policy (together, the "E&O/D&O Policy") for the period July 1, 2024 to July 1, 2025, including the proposed $25 million increase in

the amount of blended insurance covering the Fixed Income and Asset Allocation Fund Board and funds, as detailed in the May 2024 Board memorandum, be, and hereby are, approved, it having been determined by the full Board and the Independent Trustees that the Fund's participation in the E&O/D&O Policy is in the best interests of the Fund and that the premium to be allocated to the Fund, based upon the proportionate share of the sum of the premiums that would have been paid if such E&O/D&O Policy were purchased separately, is fair and reasonable to the Fund; and that the officers of the Fund be, and hereby are, authorized to take all appropriate steps to place said E&O/D&O Policy established under the insurance program, subject to review of the form of policy by counsel to the Fund and counsel to the Independent Trustees.

FURTHER
VOTED: That the portion of the total premium to be paid by the Fund for the E&O/D&O Policy be, and it hereby is, approved.

FURTHER
VOTED: That Natalia Harthorne and any additional party the Fund's Treasurer should designate be, and hereby are, authorized and directed to execute and deliver such documents and to take such actions in the name of the Fund, or on its behalf, as they may determine to be necessary or desirable in connection with the furtherance of the foregoing resolutions.

Board Resolution

(Excerpt from minutes of the June 3, 2024 Board of Trustees meeting)

FIDELITY EQUITY AND HIGH INCOME FUNDS

Upon motions duly made and seconded, and by votes of the full Board, including a majority of those Trustees who are not "interested persons" of the Funds as defined in the Investment Company Act of 1940, as amended ("1940 Act"), and, in the case of votes relating to Rule 12b-1 Plans, who have no direct or indirect financial interest in the operation of such Plans or in any agreements related to such Plans, the following votes were unanimously approved by the Board:

VOTED: That the Fund's joint participation in a fidelity bond required by Rule 17g-1 under the 1940 Act (the "Fidelity Bond") for the period July 1, 2024 through July 1, 2025, be, and hereby is, approved, the full Board and the Independent Trustees having determined such Fidelity Bond to be reasonable in form and amount, taking into consideration factors deemed relevant, including, among others, the value of the aggregate assets of the Fund to which any covered person may have access, the type and terms of the arrangements for the custody and safekeeping of such assets, and the nature of the securities in the portfolio of the Fund; and that the officers of the Fund be, and hereby are, authorized to take all appropriate steps to place said Fidelity Bond coverage, subject to review of the form by counsel to the Funds and counsel to the Independent Trustees.

FURTHER VOTED: That the portion of the total premium to be paid by the Fund for the Fidelity Bond be, and hereby is, approved, the full Board and the Independent Trustees having considered factors deemed relevant, including, among others, the number of other parties named as insured, the nature of the business activities of such other parties, the amount of the Fidelity Bond, the amount of the premium for such Fidelity Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to the Fund is less than the premium it would have to pay if it provided and maintained a single insured bond.

FURTHER VOTED: That Natalia Harthorne and any additional party the Fund's Treasurer should designate be, and hereby are, designated as the individuals responsible for making all necessary filings and giving notices with respect to said Fidelity Bond required by Paragraph (g) of Rule 17g-1 under the 1940 Act.

FURTHER VOTED: That the Fund's joint participation in, and the terms and costs of, a directors and officers/errors and omissions joint liability insurance policy (the "E&O/D&O Policy") for the period July 1, 2024 through July 1, 2025, be, and hereby are, approved, it having been determined by the full Board and the Independent Trustees that the Fund's participation in the E&O/D&O Policy is in the best interests of the Fund and that the allocation of the premium to the Fund is fair and reasonable, based upon the proportionate share of the sum of the premiums that would have been paid if such

E&O/D&O Policy were purchased separately; and that the officers of the Fund be, and they hereby are, authorized to take all appropriate steps to place said E&O/D&O Policy established under the insurance program, subject to review of the form of policy by counsel to the Funds and counsel to the Independent Trustees.

FURTHER VOTED: That the portion of the total premium to be paid by the Fund for the E&O/D&O Policy be, and it hereby is, approved.

FURTHER VOTED: That Natalia Harthorne and any additional party the Fund's Treasurer should designate be, and hereby are, authorized and directed to execute and deliver such documents and to take such actions in the name of the Fund, or on its behalf, as they may determine to be necessary or desirable in connection with the furtherance of the foregoing resolutions.

Greenbook Fund Assets and Bond Requirements (as of 03/31/25)			
Board	**Trust**	**TNA (Base)**	**Bond Requirement**
	Fidelity Advisor Series I Total	**66,987,349,292.59**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	631,837,686.16	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	215,489,511.35	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	344,496,818.58	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	539,565,495.90	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	86,338,492.64	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	20,319,746.19	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	381,206,121.27	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	817,074,780.60	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	554,819,267.59	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	51,067,720.56	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	70,414,434.16	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	3,570,643,724.52	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	2,404,109,593.22	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	1,780,398,107.31	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	188,168,012.83	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	2,813,699,256.28	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	117,521,566.64	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	10,592,803.94	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	30,553,759.57	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	39,267,519.96	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	13,139,587.40	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	2,463,310,007.96	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	10,185,068,427.41	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	698,179,002.02	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	112,826,102.35	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	88,585,375.20	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	2,410,244,067.65	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	235,343,096.96	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	523,648,908.76	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	62,813,958.20	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	1,054,103,990.40	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	448,353,782.28	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	2,984,230,701.90	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	4,496,641,128.56	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	1,114,339,534.77	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	9,575,604,983.52	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	3,961,201,355.31	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	684,338,818.35	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	33,249,321.96	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	498,455,166.63	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	413,830,537.24	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	187,171,839.93	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	628,588,583.11	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	17,968,355.13	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	421,853,413.96	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	424,613,388.49	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	344,599,178.28	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	499,987,860.20	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	792,236,850.54	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	80,549,169.44	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	195,919,474.71	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	353,208,007.31	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	83,279,328.23	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	769,936,798.61	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	600,685,037.54	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	46,584,473.73	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	447,705,193.46	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	376,968,953.78	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	218,978,554.50	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	97,106,068.55	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	10,825,868.89	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	24,197,221.17	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	141,403,577.88	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	59,588,505.57	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	703,413,425.82	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	32,574,629.90	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	272,263,055.59	

Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	329,683,015.99	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	87,601,436.95	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	3,726,539.14	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	817,263,854.68	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series I	1,191,775,357.41	
	Fidelity Advisor Series VII Total	**17,879,813,600.11**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	1,263,542,399.02	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	263,856,218.02	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	1,563,606,903.76	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	199,137,930.17	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	447,910,872.38	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	240,882,110.27	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	86,358,467.17	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	206,004,204.87	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	37,544,353.18	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	73,353,826.70	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	277,110,848.47	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	65,854,969.44	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	190,159,190.48	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	30,984,361.03	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	50,817,591.95	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	199,811,663.29	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	32,356,470.44	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	127,887,462.05	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	27,083,709.78	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	44,930,380.98	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	432,504,321.95	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	75,636,391.07	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	476,144,762.81	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	75,292,844.30	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	127,832,003.70	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	2,303,352,409.09	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	712,343,002.59	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	1,966,900,350.41	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	309,959,530.56	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	853,233,113.61	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	102,998,969.29	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	348,234,609.59	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	69,073,647.49	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	451,203,281.81	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	103,056,074.74	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	569,209,959.12	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	59,388,038.65	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	102,685,877.82	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	596,480,565.67	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	63,001,496.58	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	183,611,426.78	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	920,341,570.36	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	973,589,119.41	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	158,296,976.38	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	214,113,191.09	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	80,618,836.64	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	4,663,954.81	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	74,036,162.73	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	31,005,646.55	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	6,300,534.16	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	2,764,226.23	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	212,292.03	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	1,195,068.65	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	1,103,105.25	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VII	236,304.74	
	Fidelity Advisor Series VIII Total	**19,476,161,045.86**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	173,563,482.78	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	47,765,944.82	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	2,622,794.15	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	56,525,167.97	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	113,029,547.74	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	95,682,989.42	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	640,742,504.54	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	5,985,737,556.37	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	192,421,087.39	

Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	2,463,785,382.41	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	463,005,041.32	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	14,960,692.79	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	506,113,094.57	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	129,133,414.18	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	272,423,498.33	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	49,353,126.52	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	7,552,562.28	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	59,467,102.50	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	22,882,394.80	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	140,482,221.26	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	8,169,371.61	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	183,907,038.66	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	36,062,530.69	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	68,639,813.15	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	18,848,970.82	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	1,994,067.94	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	4,768,500.51	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	3,526,611.90	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	158,668,889.09	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	17,361,532.87	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	38,163,846.63	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	4,576,144,327.30	
Fidelity Equity And High Income Funds Board	Fidelity Advisor Series VIII	2,922,655,938.55	
	Fideltiy Beacon Street Total	**0.00**	**50,000**
Fidelity Equity And High Income Funds Board	Fidelity Beacon Street	0.00	
	Fidelity Capital Trust Total	**31,276,893,737.52**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	7,335,600,488.36	
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	610,316,040.51	
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	6,034,909,558.58	
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	201,027,038.80	
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	1,790,603,860.60	
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	53,435,015.56	
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	2,282,964,817.29	
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	23,191,418.23	
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	261,461,125.50	
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	115,155,608.38	
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	15,677,961.64	
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	57,396,167.39	
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	3,907,095,072.65	
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	3,877,232,867.98	
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	1,781,242.09	
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	1,275,424.07	
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	1,466,808.03	
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	457,289.35	
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	9,797,724.62	
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	2,286,789,311.60	
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	258,910,449.51	
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	41,433,204.21	
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	20,949,163.05	
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	1,401,083,223.97	
Fidelity Equity And High Income Funds Board	Fidelity Capital Trust	686,882,855.55	
	Fidelity Central Investment Portfolios LLC Total	**28,306,682,351.73**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Central Investment Portfolios LLC	1,627,483,216.22	
Fidelity Equity And High Income Funds Board	Fidelity Central Investment Portfolios LLC	245,603,665.53	
Fidelity Equity And High Income Funds Board	Fidelity Central Investment Portfolios LLC	5,660,766,062.55	
Fidelity Equity And High Income Funds Board	Fidelity Central Investment Portfolios LLC	1,443,019,880.56	
Fidelity Equity And High Income Funds Board	Fidelity Central Investment Portfolios LLC	2,474,829,046.94	
Fidelity Equity And High Income Funds Board	Fidelity Central Investment Portfolios LLC	968,239,301.07	
Fidelity Equity And High Income Funds Board	Fidelity Central Investment Portfolios LLC	15,886,741,178.86	
	Fidelity Commonwealth Trust Total	**6,763,663,222.21**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Commonwealth Trust	6,763,663,222.21	
	Fidelity Commonwealth Trust II Total	**0.00**	**50,000**
Fidelity Equity And High Income Funds Board	Fidelity Commonwealth Trust II	0.00	
	Fidelity Concord Street Trust Total	**959,831,230,423.31**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	6,261,359,633.68	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	577,687,390.32	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	1,143,651.44	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	188,913.50	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	223,479.97	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	317,324.24	

Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	16,304,395.47	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	5,080,395,294.54	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	1,058,357,949.90	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	2,079,943,911.43	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	100,029,080,795.05	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	36,546,247,172.12	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	56,323,922,800.01	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	597,551,670,802.14	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	73,662,984,885.09	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	16,744,019,891.60	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	1,688,031,667.37	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	5,595,570,348.26	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	15,266,865.42	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	59,973,483.06	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	594,819,512.35	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	24,651,384,862.79	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	5,003,479,462.80	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	1,670,648,363.01	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	11,932,733,301.18	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	118,528,067.66	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	27,771,367.47	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	2,886,438.32	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	12,888,190.28	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	6,090,734.21	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	6,941,999.29	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	1,032,039,819.21	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	777,060,670.73	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	680,645,621.68	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	1,328,196,829.56	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	4,194,247,047.46	
Fidelity Equity And High Income Funds Board	Fidelity Concord Street Trust	4,498,177,480.70	
	Fidelity Congress Street Fund Total	**0.00**	**50,000**
Fidelity Equity And High Income Funds Board	Fidelity Congress Street Fund	0.00	
	Fidelity Contrafund Total	**207,181,821,529.44**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Contrafund	133,272,352,761.35	
Fidelity Equity And High Income Funds Board	Fidelity Contrafund	11,682,712,962.14	
Fidelity Equity And High Income Funds Board	Fidelity Contrafund	7,329,821,745.12	
Fidelity Equity And High Income Funds Board	Fidelity Contrafund	577,432,549.65	
Fidelity Equity And High Income Funds Board	Fidelity Contrafund	1,736,748,421.66	
Fidelity Equity And High Income Funds Board	Fidelity Contrafund	8,330,364,465.05	
Fidelity Equity And High Income Funds Board	Fidelity Contrafund	2,133,207,514.40	
Fidelity Equity And High Income Funds Board	Fidelity Contrafund	10,605,275,709.21	
Fidelity Equity And High Income Funds Board	Fidelity Contrafund	31,513,905,400.86	
	Fidelity Covington Trust Total	**60,553,258,622.25**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	4,837,341,483.27	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	535,226,817.17	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	1,340,248,726.23	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	485,824,013.82	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	1,035,640,779.93	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	848,476,481.34	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	108,590,876.44	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	214,529,414.50	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	373,061,391.89	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	146,226,122.18	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	113,330,927.06	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	1,058,930,628.46	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	205,679,693.17	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	202,191,978.21	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	704,096,980.72	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	3,538,962,962.12	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	128,058,503.09	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	332,218,016.17	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	197,679,330.95	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	15,476,382.89	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	814,734,417.29	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	54,444,675.18	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	13,951,205.82	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	3,782,337.94	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	23,066,252.84	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	77,217,979.36	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	7,564,000.82	

Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	27,286,411.62	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	46,769,656.02	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	135,529,415.55	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	29,086,467.40	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	98,573,573.72	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	62,841,004.93	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	46,798,089.92	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	50,267,840.92	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	150,593,832.40	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	83,656,110.12	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	4,295,147,576.35	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	2,184,579,547.08	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	3,024,549,198.32	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	2,135,912,311.26	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	1,666,897,016.42	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	2,450,114,164.82	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	7,034,547.48	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	4,142,384.76	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	10,028,651.86	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	10,395,828.44	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	10,195,634.57	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	10,067,775.23	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	517,553,120.27	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	1,009,172,044.05	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	1,219,845,430.17	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	1,281,132,923.42	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	1,374,712,377.82	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	1,562,963,512.91	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	1,685,418,281.34	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	1,716,596,019.77	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	2,147,012,825.78	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	2,703,732,213.73	
Fidelity Equity And High Income Funds Board	Fidelity Covington Trust	11,378,100,454.94	
	Fidelity Destiny Portfolios Total	**8,075,910,827.69**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Destiny Portfolios	2,418,111,684.05	
Fidelity Equity And High Income Funds Board	Fidelity Destiny Portfolios	526,640,545.39	
Fidelity Equity And High Income Funds Board	Fidelity Destiny Portfolios	36,340,098.82	
Fidelity Equity And High Income Funds Board	Fidelity Destiny Portfolios	65,036,162.52	
Fidelity Equity And High Income Funds Board	Fidelity Destiny Portfolios	180,699,137.11	
Fidelity Equity And High Income Funds Board	Fidelity Destiny Portfolios	96,208,719.60	
Fidelity Equity And High Income Funds Board	Fidelity Destiny Portfolios	3,933,101,060.24	
Fidelity Equity And High Income Funds Board	Fidelity Destiny Portfolios	746,658,895.07	
Fidelity Equity And High Income Funds Board	Fidelity Destiny Portfolios	4,193,819.90	
Fidelity Equity And High Income Funds Board	Fidelity Destiny Portfolios	4,827,312.01	
Fidelity Equity And High Income Funds Board	Fidelity Destiny Portfolios	64,093,392.98	
	Fidelity Devonshire Trust Total	**40,094,085,266.58**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	8,337,085,333.67	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	631,871,209.30	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	3,646,289,737.84	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	12,661,692,176.03	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	12,119,153,354.15	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	31,131,257.72	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	245,024,700.85	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	543,534,090.25	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	50,213,032.22	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	6,899,386.21	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	14,272,110.92	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	25,946,392.55	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	26,734,463.48	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	1,202,112,595.74	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	192,348,595.23	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	15,527,282.36	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	35,742,916.47	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	167,452,570.84	
Fidelity Equity And High Income Funds Board	Fidelity Devonshire Trust	141,054,060.75	
	Fidelity Exchange Fund Total	**0.00**	**50,000**
Fidelity Equity And High Income Funds Board	Fidelity Exchange Fund	0.00	
	Fidelity Financial Trust Total	**7,509,500,142.39**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Financial Trust	1,490,743,547.60	
Fidelity Equity And High Income Funds Board	Fidelity Financial Trust	44,770,043.03	
Fidelity Equity And High Income Funds Board	Fidelity Financial Trust	6,700,704.26	

Fidelity Equity And High Income Funds Board	Fidelity Financial Trust	7,510,924.04	
Fidelity Equity And High Income Funds Board	Fidelity Financial Trust	99,116,327.75	
Fidelity Equity And High Income Funds Board	Fidelity Financial Trust	114,462,328.33	
Fidelity Equity And High Income Funds Board	Fidelity Financial Trust	5,458,283,444.63	
Fidelity Equity And High Income Funds Board	Fidelity Financial Trust	287,912,822.75	
	Fidelity Hanover Street Trust Total	**2,542,529,775.52**	**1,900,000**
Fidelity Equity And High Income Funds Board	Fidelity Hanover Street Trust	2,268,306,299.07	
Fidelity Equity And High Income Funds Board	Fidelity Hanover Street Trust	274,223,476.45	
	Fidelity Hastings Street Trust Total	**37,879,146,496.85**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Hastings Street Trust	7,207,191,265.69	
Fidelity Equity And High Income Funds Board	Fidelity Hastings Street Trust	283,005,442.03	
Fidelity Equity And High Income Funds Board	Fidelity Hastings Street Trust	5,031,081,311.04	
Fidelity Equity And High Income Funds Board	Fidelity Hastings Street Trust	615,952,855.36	
Fidelity Equity And High Income Funds Board	Fidelity Hastings Street Trust	2,145,726,389.25	
Fidelity Equity And High Income Funds Board	Fidelity Hastings Street Trust	230,999,298.83	
Fidelity Equity And High Income Funds Board	Fidelity Hastings Street Trust	39,831,625.88	
Fidelity Equity And High Income Funds Board	Fidelity Hastings Street Trust	36,840,728.18	
Fidelity Equity And High Income Funds Board	Fidelity Hastings Street Trust	446,595,542.95	
Fidelity Equity And High Income Funds Board	Fidelity Hastings Street Trust	640,059,421.39	
Fidelity Equity And High Income Funds Board	Fidelity Hastings Street Trust	1,410,032,001.08	
Fidelity Equity And High Income Funds Board	Fidelity Hastings Street Trust	19,368,623,142.51	
Fidelity Equity And High Income Funds Board	Fidelity Hastings Street Trust	423,207,472.66	
	Fidelity Investment Trust Total	**152,129,930,989.78**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	5,136,360,076.96	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	1,374,106,625.16	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	650,825,901.05	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	19,466,824.95	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	1,919,389.12	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	5,675,717.73	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	5,893,832.30	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	2,759,787.45	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	692,121,684.18	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	3,670,827,089.52	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	138,534,233.52	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	4,183,651.65	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	17,304,130.70	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	764,387,643.54	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	546,959,929.55	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	4,761,057,225.74	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	842,692,521.83	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	28,898,170.75	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	599,479.28	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	6,317,641.67	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	23,872,344.79	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	8,093,850.47	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	2,580,938,526.43	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	109,560,809.44	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	9,665,304.87	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	21,040,952.02	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	136,726,363.87	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	95,269,316.81	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	4,410,115,855.08	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	1,629,348,932.49	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	34,149,483.97	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	3,163,044.78	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	5,078,025.59	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	366,317,316.64	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	489,826,394.32	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	10,220,604,487.98	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	1,098,536,765.82	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	3,617,711,599.30	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	314,597,778.07	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	171,726,099.59	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	16,458,873.57	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	1,831,712.14	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	2,855,235.31	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	17,777,040.88	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	472,475,074.32	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	1,004,662,830.98	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	939,891,086.18	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	25,520,677.10	

Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	4,482,971.12
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	8,374,324.52
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	30,128,688.55
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	166,775,559.14
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	410,913,204.22
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	1,521,980,110.51
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	127,708,880.19
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	11,276,584.24
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	18,932,439.67
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	1,252,765,679.69
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	1,794,191,543.74
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	32,230,292.89
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	1,876,833.62
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	9,037,564.47
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	241,486,302.21
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	627,830,446.08
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	418,421,582.57
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	1,134,700,527.80
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	29,844,921.25
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	2,950,324.13
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	5,658,273.41
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	216,957,817.22
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	503,869,190.08
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	234,078,527.47
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	28,432,639.93
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	2,986,611.39
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	13,075,922.32
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	82,424,489.05
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	35,558,291.98
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	1,561,134,074.64
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	200,702,443.83
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	20,709,222.90
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	29,610,847.06
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	1,815,478,465.47
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	2,668,798,865.13
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	22,081,676,642.67
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	345,829,102.54
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	82,526,407.10
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	14,935,819.45
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	13,929,089.83
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	253,135,447.78
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	166,110,087.42
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	13,879,939,986.52
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	15,420,034,817.22
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	3,779,408,312.95
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	366,170,871.83
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	28,943,729.15
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	2,609,020.34
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	4,241,557.19
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	467,089,835.03
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	119,958,046.08
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	199,378,509.18
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	24,860,686.07
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	18,648,335.55
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	4,614,289.01
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	16,372,218.58
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	27,469,041.38
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	4,278,801,928.75
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	1,607,084,150.46
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	5,411,849,549.84
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	5,547,282,860.11
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	938,885,427.55
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	522,674,332.75
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	14,494,576,642.97
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	58,037,344.65
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	13,075,121.28
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	10,646,337.76
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	307,495.20
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	257,730.12
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	271,989.29
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	249,503.23

Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	568,211.71	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	5,122,277.98	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	303,183.65	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	230,658.29	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	245,707.45	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	250,928.03	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	624,675.06	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	52,042,297.83	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	73,986,490.24	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	1,325,733.07	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	10,456,454.78	
Fidelity Equity And High Income Funds Board	Fidelity Investment Trust	18,800,302.91	
	Fidelity Magellan Fund Total	**33,881,649,766.43**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Magellan Fund	24,766,046,918.92	
Fidelity Equity And High Income Funds Board	Fidelity Magellan Fund	758,774,443.37	
Fidelity Equity And High Income Funds Board	Fidelity Magellan Fund	1,390,278.90	
Fidelity Equity And High Income Funds Board	Fidelity Magellan Fund	308,470.66	
Fidelity Equity And High Income Funds Board	Fidelity Magellan Fund	491,462.40	
Fidelity Equity And High Income Funds Board	Fidelity Magellan Fund	333,505.26	
Fidelity Equity And High Income Funds Board	Fidelity Magellan Fund	8,054,393,237.64	
Fidelity Equity And High Income Funds Board	Fidelity Magellan Fund	299,911,449.28	
	Fidelity Mt. Vernon Street Trust Total	**100,692,408,740.45**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Mt. Vernon Street Trust	51,828,199,411.39	
Fidelity Equity And High Income Funds Board	Fidelity Mt. Vernon Street Trust	6,538,053,989.67	
Fidelity Equity And High Income Funds Board	Fidelity Mt. Vernon Street Trust	4,622,480,639.00	
Fidelity Equity And High Income Funds Board	Fidelity Mt. Vernon Street Trust	3,070,491,333.64	
Fidelity Equity And High Income Funds Board	Fidelity Mt. Vernon Street Trust	145,094,047.47	
Fidelity Equity And High Income Funds Board	Fidelity Mt. Vernon Street Trust	3,048,348.37	
Fidelity Equity And High Income Funds Board	Fidelity Mt. Vernon Street Trust	758,936.67	
Fidelity Equity And High Income Funds Board	Fidelity Mt. Vernon Street Trust	456,286.28	
Fidelity Equity And High Income Funds Board	Fidelity Mt. Vernon Street Trust	322,422.34	
Fidelity Equity And High Income Funds Board	Fidelity Mt. Vernon Street Trust	17,436,012.26	
Fidelity Equity And High Income Funds Board	Fidelity Mt. Vernon Street Trust	15,761,416,446.33	
Fidelity Equity And High Income Funds Board	Fidelity Mt. Vernon Street Trust	672,605,884.15	
Fidelity Equity And High Income Funds Board	Fidelity Mt. Vernon Street Trust	17,840,578,349.24	
Fidelity Equity And High Income Funds Board	Fidelity Mt. Vernon Street Trust	191,466,633.64	
	Fidelity Puritan Trust Total	**120,568,619,698.42**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	27,177,782,339.54	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	2,902,133,055.62	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	20,194,804,200.46	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	2,018,885,650.14	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	181,658.85	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	130,918.06	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	131,783.82	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	1,385,270.92	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	70,543,380.85	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	37,054,212,861.94	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	8,382,397,075.51	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	2,410,144,157.54	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	1,639,489,665.95	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	1,089,729,271.41	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	2,536,662,484.54	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	1,191,169,497.77	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	3,088,253,065.34	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	62,479,425.80	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	2,743,815,949.22	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	161,397,389.85	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	3,714,845,841.46	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	1,978,804,324.90	
Fidelity Equity And High Income Funds Board	Fidelity Puritan Trust	2,149,240,428.93	
	Fidelity Securities Fund Total	**166,103,116,927.93**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	20,735,334,590.32	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	7,181,560,859.15	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	2,770,342.84	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	1,013,265.43	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	157,461.20	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	116,611.26	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	73,700,934.64	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	9,441,210,235.18	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	901,269,926.59	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	589,881,921.21	

Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	210,222,841.46	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	60,898,029.15	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	238,890,910.92	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	130,945,298.42	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	2,007,962,193.75	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	138,572,113.44	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	484,920,246.59	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	184,929,002.04	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	14,593,380.52	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	235,680,293.65	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	36,247,023.06	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	54,937,897,591.57	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	5,418,993,850.71	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	20,626,736.25	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	3,074,349.71	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	2,445,296.97	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	3,449,068.85	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	3,529,606,228.82	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	6,591,814,978.28	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	435,811,205.37	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	618,417,168.27	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	355,504,685.97	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	38,862,927.54	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	89,001,409.81	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	1,042,643,453.17	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	2,797,955,173.96	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	2,407,293,316.49	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	233,081,182.86	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	33,233,720.91	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	94,803,081.31	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	905,704,513.34	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	2,427,466,396.70	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	715,792,749.74	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	4,039,346,006.41	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	1,074,028,947.37	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	287,036,895.32	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	31,706,750.25	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	36,085,004.64	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	1,450,716,046.33	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	2,065,660,361.30	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	270,424,397.85	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	11,030,010,757.71	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	14,669,622,699.70	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	3,314,275,222.94	
Fidelity Equity And High Income Funds Board	Fidelity Securities Fund	2,459,847,270.69	
	Fidelity Select Portfolios Total	**88,310,952,361.49**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	974,734,617.61	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	16,483,629,144.79	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	739,616,860.60	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	276,620,301.43	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	33,820,007.77	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	53,716,741.25	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	121,178,130.38	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	38,175,354.58	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	9,061,135,608.82	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	1,962,549,793.48	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	638,111,316.04	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	6,415,263,101.55	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	14,187,956,532.84	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	1,995,204,355.55	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	1,038,628,779.79	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	1,847,735,899.02	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	1,317,571,528.44	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	481,112,504.58	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	207,193,994.88	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	21,552,898.39	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	2,139,651.32	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	9,687,379.42	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	11,599,332.26	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	3,229,619.85	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	1,580,077,211.14	

Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	125,045,919.34	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	18,269,791.39	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	29,861,397.47	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	124,963,185.37	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	54,742,371.68	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	4,003,156,533.90	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	1,011,044,186.65	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	2,678,821,050.87	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	1,192,246,929.86	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	106,078,240.09	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	3,160,737,159.02	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	1,988,760,069.70	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	1,669,925,927.93	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	4,631,721,402.72	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	64,031,077.41	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	1,417,213,574.55	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	69,959,470.55	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	12,306,117.30	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	11,107,057.91	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	67,544,010.88	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	99,794,205.81	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	1,134,844,308.29	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	443,399,786.83	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	427,283,552.14	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	90,290,703.75	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	8,741,227.87	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	28,767,963.43	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	116,009,860.57	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	50,096,096.12	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	717,007,380.03	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	466,844,246.75	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	603,263,127.72	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	624,744,725.24	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	483,048,990.32	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	468,287,793.01	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	316,398,968.06	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	136,848,369.46	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	9,547,838.06	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	946,288.64	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	1,330,298.50	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	25,275,350.73	
Fidelity Equity And High Income Funds Board	Fidelity Select Portfolios	118,405,139.79	
	Fidelity Summer Street Trust Total	**27,166,610,108.60**	**2,500,000**
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	13,223,012,487.53	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	1,557,174,434.09	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	72,583,255.59	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	24,506,228.92	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	6,960,607.38	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	1,235,920,202.24	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	1,694,446,482.75	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	2,362,586,917.27	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	125,303,661.69	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	32,537,317.45	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	11,240,197.36	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	54,170,796.98	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	80,972,539.94	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	191,204,453.63	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	1,385,767,284.82	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	251,852,800.69	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	212,997,228.54	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	32,703,436.23	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	4,431,626.97	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	3,806,495.36	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	14,018,392.64	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	39,087,228.71	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	101,384,408.67	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	8,631,859.58	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	1,563,336.92	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	1,247,914.46	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	12,859,236.47	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	9,423,813.64	

Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	37,185,074.52	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	38,277,287.28	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	104,221,469.76	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	1,900,763,291.45	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	31,046,959.58	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	952,805.81	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	274,552.26	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	610,386.31	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	243,399.42	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	1,217,419.86	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	22,559,707.03	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	1,440,854.33	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	446,652.54	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	356,332.76	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	318,787.64	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	276,114.21	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	359,428,734.66	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	249,773,148.73	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	7,142,028.23	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	1,339,504.73	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	712,995.29	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	3,985,889.96	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	183,065.25	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	169,123.67	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	28,820,105.21	
Fidelity Equity And High Income Funds Board	Fidelity Summer Street Trust	1,622,469,771.59	
	Fidelity Trend Fund Total	**3,401,425,725.82**	**2,100,000**
Fidelity Equity And High Income Funds Board	Fidelity Trend Fund	3,401,425,725.82	
	Variable Insurance Products Fund Total	**23,642,046,665.93**	**2,500,000**
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	225,817,979.83	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	152,201,841.53	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	42,422,586.89	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	350,382,688.89	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	143,843,497.13	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	243,768.38	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	82,249,744.58	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	315,366,425.72	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	3,511,519,604.72	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	1,626,917,508.75	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	299,241,944.89	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	750,592,509.25	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	4,938,447,170.23	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	2,085,019,608.69	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	1,458,335,678.21	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	1,320,423,676.95	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	1,050,953,546.72	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	340,391,684.32	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	167,193,175.69	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	440,464,424.33	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	113,168,147.96	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	336,168,506.05	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	114,277.57	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	3,890,338,291.61	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	114,223.46	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund	114,153.58	
	Variable Insurance Products Fund II Total	**43,222,622,303.90**	**2,500,000**
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	12,684,229,408.32	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	2,474,444,836.14	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	191,279,441.70	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	9,634,348,622.68	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	9,028,106,813.57	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	1,829,515,803.41	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	2,973,947,233.10	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	202,345,235.05	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	8,978,439.84	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	144,201,208.95	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	360,046,556.48	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	30,629,018.88	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	6,141,882.11	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	39,240,133.75	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	335,681,480.99	

Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	506,294,775.89	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	207,583,100.85	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	195,296,985.57	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	228,965,431.28	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	62,634,081.23	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	205,482,721.08	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	19,289,567.92	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	12,422,314.53	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	538,413,092.47	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	140,100,086.16	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	4,977,878.20	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	1,055,494,229.93	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund II	102,531,923.82	
	Variable Insurance Products Fund III Total	**21,111,715,652.88**	**2,500,000**
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	456,184,116.10	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	1,297,364,175.90	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	137,558,853.18	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	505,180,537.55	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	27,273,559.85	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	571,476.52	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	15,333,068.22	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	212,161,813.29	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	2,829,984,790.93	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	37,683,569.11	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	280,485,582.65	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	4,175,860,715.62	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	1,548,453,524.25	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	141,823,633.89	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	611,779,756.20	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	1,156,976,194.97	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	3,959,952,423.59	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	1,490,715,311.89	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	677,392,768.53	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	690,731,231.36	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	99,718,585.21	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	30,584,352.00	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	339,178,569.08	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund III	388,767,042.99	
	Variable Insurance Products Fund IV Total	**5,828,551,464.59**	**2,500,000**
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	450,454,382.40	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	1,917,990,008.58	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	23,996,529.05	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	39,898,820.18	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	226,618,187.36	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	207,153,925.41	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	101,747,871.22	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	307,887,146.71	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	610,321,409.63	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	49,510,993.58	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	260,624,456.89	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	34,026,263.58	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	265,348,623.86	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	3,317,680.13	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	31,607,727.61	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	196,754,887.68	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	17,524,083.63	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	194,182,967.96	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	1,914,263.73	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	61,081,954.50	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	15,258,543.40	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	132,882,057.44	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	150,006,953.27	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	22,722,329.33	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	206,637,613.86	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	793,874.65	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	8,001,080.58	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	54,128,586.30	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	22,779,779.84	
Fidelity Equity And High Income Funds Board	Variable Insurance Products Fund IV	213,378,462.23	
	Fidelity Aberdeen Street Trust Total	**396,808,763,229.02**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	8,167,932,534.29	

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,283,369,513.05
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	450,860,512.85
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	615,158,168.68
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,032,420,824.17
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	445,317,406.59
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	632,944,773.70
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	6,005,477,249.86
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,860,333,472.87
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,753,828,545.93
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	9,616,597,459.79
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	9,788,200,351.74
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	10,902,551,151.83
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	8,138,703,787.25
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	9,518,260,141.37
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	9,863,057,724.11
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	81,416,345.43
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,127,166.85
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	41,051,603.15
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	18,361,171.20
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	31,760,447.51
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	37,081,751.76
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	445,449,072.33
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	17,738,401.40
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	178,982,175.86
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	46,147,356.16
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	183,936,516.70
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	225,700,315.62
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,045,881,097.48
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	42,427,633.12
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	396,223,712.57
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	116,647,092.79
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	576,555,145.51
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	666,870,222.17
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	923,624,835.46
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	35,213,353.65
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	366,981,586.92
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	110,880,352.26
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	550,721,231.07
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	606,033,929.22
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	85,849,071.17
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,788,447.76
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	37,373,538.07
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	9,738,356.33
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	40,164,387.88
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	45,164,069.53
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	188,703,035.32
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	6,133,181.20
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	62,003,044.25
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	22,444,150.65
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	58,271,418.34
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	93,030,170.36
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	778,508,489.06
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	27,938,060.66
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	286,780,231.47
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	68,751,818.68
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	404,569,076.27
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	458,525,568.86
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	949,447,724.98
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	40,974,431.80
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	380,051,616.84
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	103,338,734.43
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	603,950,768.97
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	683,106,206.80
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,430,931,641.53
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	833,429,163.16
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,052,864,274.44
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	6,255,192,906.31
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	5,979,571,504.73
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	7,028,101,374.20
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	7,298,841,370.59
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	9,525,136,755.61

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	10,288,805,593.78
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	593,716,799.56
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	24,852,377.74
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	243,149,932.33
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	65,950,734.70
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	521,560,851.23
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	475,378,599.19
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	535,717,610.30
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	27,802,322.56
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	201,583,771.87
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	66,670,459.90
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	461,510,679.56
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	435,962,303.53
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	4,238,987,946.36
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	7,831,394,825.02
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	8,052,083,519.16
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,692,785,521.31
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	7,223,566,246.16
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	7,208,099,065.13
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	202,066,466.00
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	883,427,175.05
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	248,525,704.95
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	361,227,315.17
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	143,944,912.34
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	455,551,878.20
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	76,251,124.39
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	40,603,572.12
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,241,470,589.55
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,571,842,221.68
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,081,748,033.12
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	817,363,246.30
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,977,525,118.46
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	7,821,610,886.39
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,500,227,804.46
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,707,806,830.89
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,793,906,707.98
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	13,011,323,885.26
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	4,100,487,936.15
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,396,385,826.10
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,860,128,676.06
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	13,236,407,906.46
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	4,449,454,218.98
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,705,850,299.71
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,582,439,874.52
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	13,839,838,983.48
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	4,715,224,622.39
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,574,872,689.21
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,100,656,630.56
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	12,112,024,592.91
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	4,391,462,447.90
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,414,746,023.31
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,948,950,903.22
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	11,821,490,008.71
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	4,355,347,195.12
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,061,560,650.45
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	414,397,712.49
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	916,671,506.48
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	293,734,009.68
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	301,997,038.12
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,679,788,593.72
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	4,844,835,165.89
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	4,872,827,982.57
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	331,665,601.08
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	17,187,040.68
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	33,577,239.17
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	128,589,755.85
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	363,330,128.42
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	326,638,624.07
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,457,326,934.97
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	9,061,665,626.23
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,947,512,054.28

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,553,639,606.89
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	710,858,208.68
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,738,182,170.92
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,572,577,559.76
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	184,174,554.60
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	12,486,894.36
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	70,097,953.67
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	17,684,297.70
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	206,254,377.84
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	181,690,753.40
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	905,795,197.29
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	5,228,425,637.11
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,544,674,658.43
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	969,607,758.65
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,652,940.21
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,554,026.78
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	8,137,941.58
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	28,250,226.87
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	44,029,995.92
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	74,092,617.53
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	76,766,760.50
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	66,305,344.71
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	67,393,870.80
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	53,523,144.74
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	36,706,187.05
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	20,898,976.97
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	107,103,124.88
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	10,089,487.17
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,888,266.60
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,673,762.52
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	21,983,592.84
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,530,306.53
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	12,124,134.54
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	540,373,816.80
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	283,392,460.89
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	231,167,790.09
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	16,368,003.59
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,214,402.80
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,464,455.50
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	40,407,555.96
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,405,859.48
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	19,903,471.92
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	908,278,105.78
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	650,906,641.86
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	351,076,498.31
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	17,212,067.47
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,853,255.99
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,592,821.08
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	47,591,078.39
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	4,130,852.94
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	34,855,452.89
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,204,295,608.69
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,070,643,461.89
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	417,532,899.57
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	20,705,348.59
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,571,383.36
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,276,832.04
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	38,802,423.23
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	6,523,697.94
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	33,014,859.09
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,305,683,604.15
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,291,263,380.04
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	591,610,226.67
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	22,708,855.49
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,287,902.03
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,526,199.96
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	34,365,518.25
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	8,902,862.41
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	48,617,803.94
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,447,600,632.68
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,340,710,194.58

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	630,149,441.58
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	29,692,702.60
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,309,043.45
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,638,880.42
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	34,543,892.83
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,711,273.98
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	50,086,152.57
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,567,215,338.07
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,407,391,198.01
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	706,880,180.87
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	25,299,905.96
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,427,138.77
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,107,486.20
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	36,248,475.80
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	12,188,697.57
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	79,282,660.05
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,427,349,882.38
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,203,472,549.42
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	546,195,971.65
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	16,671,463.97
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,044,005.91
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,401,590.24
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	15,613,419.10
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,692,950.72
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	35,147,705.62
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	962,331,893.29
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	764,862,574.21
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	335,238,074.83
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	6,274,650.42
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,347,356.45
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	878,019.54
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	5,011,528.90
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,323,242.51
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	24,973,120.78
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	442,968,048.39
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	304,101,711.71
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	102,983,990.54
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,598,079.85
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	656,297.18
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	639,051.36
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	4,991,020.07
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	241,921.72
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	5,266,397.68
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	121,502,750.62
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	90,676,165.10
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	59,547,436.37
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	473,238.58
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	214,236.07
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	314,860.76
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	791,410.66
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	106,381.02
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,287,846.22
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	55,079,003.75
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	33,738,825.45
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	46,826,377.56
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,031,115.72
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	320,969.60
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	180,494.59
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,496,659.62
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,595,527.56
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,233,452.59
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	84,903,119.91
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	37,847,123.51
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	64,624,361.56
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,798,251.83
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	16,244,414.90
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,630,755.30
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	58,194,795.75
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	64,945,395.90
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	11,478,028.26
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	207,121,962.72

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	779,859,822.85
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	869,920,091.28
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	38,895,769.02
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	6,824,516.04
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,557,510.16
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	835,936.08
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	6,209,598.13
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	831,463.33
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	6,540,925.50
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	188,964,545.87
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	71,749,731.61
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,602,280,577.58
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	283,417,038.20
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	484,963,768.97
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	462,717,926.31
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	305,359.33
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	105,345.25
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	104,688.56
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	104,922.88
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	105,155.78
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	105,201.62
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	110,385.46
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	250,651.02
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	280,142.66
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	105,561.75
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	105,528.04
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	105,546.43
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	105,567.37
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	105,576.53
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	111,983.80
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	217,749.54
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	276,867.87
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	289,665.12
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	107,135.94
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	107,301.56
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	107,461.15
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	107,504.02
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	113,611.14
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	221,326.74
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	831,236.18
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	155,491.52
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	109,654.88
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	109,808.90
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	132,866.88
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	110,012.41
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	115,173.19
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	523,056.86
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	931,504.61
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	149,848.72
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	125,005.66
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	111,607.70
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	201,698.10
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	111,808.28
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	116,600.26
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	487,402.45
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,919,061.84
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,054,606.95
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	119,188.49
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	612,426.89
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	252,863.06
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	126,963.75
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	118,273.64
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	691,382.30
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,748,940.43
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	235,036.02
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	157,934.09
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	146,553.13
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	117,438.26
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	134,081.50
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	121,293.60
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,657,639.68

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	5,544,271.57
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	360,364.71
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	122,189.43
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	148,686.77
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	142,863.60
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	123,134.72
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	124,611.81
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,209,288.10
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	5,156,892.73
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	301,121.34
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	128,359.54
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	134,542.23
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	128,161.77
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	122,433.45
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	125,628.72
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,035,650.22
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	5,530,876.99
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	164,812.72
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	154,223.45
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	183,961.75
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	205,467.46
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	122,487.94
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	125,612.12
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,102,546.96
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	4,594,315.07
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	141,822.94
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	141,459.34
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	190,567.56
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	170,569.71
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	122,502.13
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	125,623.76
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	867,898.67
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	4,027,765.67
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	290,423.43
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	124,977.58
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	148,718.69
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	147,911.56
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	122,408.96
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	125,636.26
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	648,933.90
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	2,486,638.50
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	170,230.93
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	122,666.48
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	122,028.60
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	156,651.63
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	127,409.75
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	125,623.82
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	392,998.77
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	11,426,650.21
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	17,457,432.80
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	20,347,300.76
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	864,352.20
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	295,104.32
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	75,097.02
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	277,545.49
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	852,310.03
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	75,809.39
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	5,453,602.18
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	29,964,851.47
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	8,573,369.91
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	7,167,813.77
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	3,627,613.24
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,274,345.60
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	210,128.67
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	5,292,930.91
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	75,786.53
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	54,582.47
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	55,609.63
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	132,786.46
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	51,764.94
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	1,563,053.43

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	340,945.87	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	51,419.28	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	58,701.67	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	52,526.54	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	51,187.69	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	50,994.02	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	51,380.49	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Aberdeen Street Trust	51,909.31	
	Fidelity Advisor Series II Total	**18,192,859,457.93**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	336,122,579.96	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	16,738,503.67	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	6,552,887.39	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	154,097,972.94	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	99,341,529.65	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	1,094,487.15	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	480,365,908.34	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	333,233,967.23	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	94,483,550.62	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	16,786,332.98	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	1,188,227,063.83	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	232,314,921.64	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	1,593,186,115.50	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	158,986,154.03	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	605,467,123.41	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	5,087,572,890.86	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	5,417,945,159.24	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	1,574,220,035.07	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	748,120,990.82	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series II	48,001,283.60	
	Fidelity Advisor Series IV Total	**177,181,449.46**	**600,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Advisor Series IV	177,181,449.46	
	Fidelity Boylston Street Trust Total	**0.00**	**50,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Boylston Street Trust	0.00	
	Fidelity California Municipal Trust Total	**2,187,286,368.95**	**1,700,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity California Municipal Trust	1,411,406,426.29	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity California Municipal Trust	41,576,443.34	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity California Municipal Trust	7,541,155.72	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity California Municipal Trust	2,904,870.50	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity California Municipal Trust	53,051,128.56	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity California Municipal Trust	103,868,033.93	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity California Municipal Trust	566,938,310.61	
	Fidelity California Municipal Trust II Total	**5,546,710,392.25**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity California Municipal Trust II	1,693,684,776.88	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity California Municipal Trust II	3,778,552,243.99	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity California Municipal Trust II	74,473,371.38	
	Fidelity Central Investment Portfolios II LLC Total	**41,100,113,150.38**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Central Investment Portfolios II LLC	40,241,611,628.88	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Central Investment Portfolios II LLC	761,995,116.79	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Central Investment Portfolios II LLC	96,506,404.71	
	Fidelity Charles Street Trust Total	**34,336,877,444.65**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	6,836,801,321.43	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	120,586,993.21	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	23,969,680.00	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	50,018,368.23	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	67,304,371.66	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	2,183,877,929.08	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	3,998,911,619.84	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	220,405,367.61	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	28,115,429.37	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	71,841,610.80	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	67,122,843.12	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	2,284,446,796.24	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	2,972,134,312.90	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	49,087,977.21	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	12,761,911.58	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	27,344,444.31	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	16,949,087.17	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	2,331,498,029.31	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	2,214,067,127.17	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	251,692,668.64	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	40,227,488.51	

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	48,376,682.44	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	68,325,910.47	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	1,849,211,531.70	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	1,264,052,074.21	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	72,315,972.77	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	16,248,547.03	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	21,230,878.61	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	26,288,689.19	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	548,265,694.59	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	1,466,744,324.08	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	79,242,821.41	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	16,558,459.52	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	13,697,434.75	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	36,750,283.76	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	608,790,218.41	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	2,111,223,341.79	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	164,698,934.26	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	27,707,686.15	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	47,236,934.90	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	122,368,738.81	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	1,732,712,040.70	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	20,743,628.54	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	40,032,173.59	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	28,337,964.72	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	29,421,897.13	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	439,011.95	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	417,874.20	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	254,431.37	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	2,049,872.37	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	321,004.37	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	972,984.93	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	1,139,340.42	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Charles Street Trust	1,534,684.12	
	Fidelity Colchester Street Trust Total	**551,976,235,750.09**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	10,203,309,372.10	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	10,182,504.82	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	11,909,148.66	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	28,909,604.66	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	53,080,614,864.90	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	1,383,122,653.60	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	6,835,569,354.71	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	255,265,522.72	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	162,571,078,573.99	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	66,182,471,201.13	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	78,640,992.54	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	22,814,234.41	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	44,834,499.29	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	82,884,940,230.13	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	3,215,291,894.79	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	3,414,509,861.28	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	26,679,731,881.52	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	2,497,003,802.52	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	1,202,271,616.92	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	64,181,225,966.76	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	721,796,333.81	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	26,207,046,806.69	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	5,051,201,249.43	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	291,612,705.40	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	896,613,631.31	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Colchester Street Trust	34,024,267,242.00	
	Fidelity Court Street Trust Total	**874,754,876.87**	**1,000,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Court Street Trust	305,336,081.65	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Court Street Trust	569,418,795.22	
	Fidelity Court Street Trust II Total	**1,225,220,024.72**	**1,250,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Court Street Trust II	635,366,061.68	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Court Street Trust II	571,477,006.57	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Court Street Trust II	18,376,956.47	
	Fidelity Garrison Street Trust Total	**3,686,919,123.63**	**2,300,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Garrison Street Trust	3,015,122,582.11	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Garrison Street Trust	671,796,541.52	
	Fidelity Hereford Street Trust Total	**539,597,770,393.58**	**2,500,000**

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Hereford Street Trust	8,660,857,328.78	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Hereford Street Trust	3,730,424,311.26	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Hereford Street Trust	12,842,580,798.55	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Hereford Street Trust	114,757,265,370.75	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Hereford Street Trust	367,018,805,064.34	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Hereford Street Trust	3,900,678,060.84	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Hereford Street Trust	8,810,138,776.63	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Hereford Street Trust	13,188,245,920.57	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Hereford Street Trust	211,251,056.96	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Hereford Street Trust	4,528,994,954.34	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Hereford Street Trust	208,662,984.13	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Hereford Street Trust	150,110,819.60	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Hereford Street Trust	1,504,654,957.35	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Hereford Street Trust	85,099,989.48	
	Fidelity Income Fund Total	**51,346,971,129.71**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	1,835,836,456.51	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	1,268,942,345.96	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	89,990,189.31	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	12,982,521.63	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	65,388,155.62	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	147,426,013.82	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	331,344,963.83	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	488,477,431.99	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	15,580,030,653.90	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	1,026,569,483.18	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	134,435,641.49	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	301,056,069.79	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	10,876,654,645.29	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	10,932,184,202.57	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	10,703,784.53	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	915,707.63	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	95,583.00	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	117,681.09	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	5,219,143.66	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	3,796,240.87	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	147,762.94	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	102,357.05	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	120,653.10	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	1,745,719.31	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	3,377,718.56	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	969,337.60	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	49,822.23	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	125,112.15	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	845,013.72	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	6,477,852.69	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	209,242.65	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	158,793.81	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	129,351.07	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	2,353,326.20	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	37,019,231.08	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	1,962,850.98	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	63,051.12	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	133,158.71	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	15,003,744.91	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	6,800,745,015.46	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	1,252,346,977.59	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	1,086,402.71	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	324,963.49	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	31,246,882.85	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	228,842.49	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	17,344,501.24	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	10,935,599.64	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	1,153,070.63	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	756,382.77	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	785,511.61	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	400,380.45	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	29,160,518.19	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	3,647,846.90	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	145,379.42	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	199,574.76	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	121,954.14	

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Income Fund	13,180,309.82	
	Fidelity Massachusetts Municipal Trust Total	**4,917,001,496.84**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Massachusetts Municipal Trust	1,710,771,360.60	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Massachusetts Municipal Trust	1,168,244,278.57	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Massachusetts Municipal Trust	2,009,316,700.96	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Massachusetts Municipal Trust	28,669,156.71	
	Fidelity Merrimack Street Trust Total	**23,929,629,631.48**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Merrimack Street Trust	241,339,742.25	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Merrimack Street Trust	217,358,734.76	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Merrimack Street Trust	18,624,093,591.49	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Merrimack Street Trust	774,804,440.57	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Merrimack Street Trust	197,455,065.34	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Merrimack Street Trust	3,455,760,882.00	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Merrimack Street Trust	11,731,023.64	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Merrimack Street Trust	5,018,864.53	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Merrimack Street Trust	29,294,071.27	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Merrimack Street Trust	372,773,215.63	
	Fidelity Money Market Trust Total	**0.00**	**50,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Money Market Trust	0.00	
	Fidelity Municipal Trust Total	**11,623,335,983.14**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	2,559,253,316.90	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	270,895,969.26	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	18,486,236.71	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	64,864,371.37	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	1,099,940,644.62	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	462,801,104.11	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	459,654,785.62	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	519,950,126.52	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	477,739,648.00	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	396,470,781.93	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	1,729,469,130.03	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	115,520,383.54	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	3,049,342.86	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	7,313,278.65	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	290,230,170.20	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	491,916,302.19	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	1,251,620,266.87	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	2,270,662.59	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	14,421,144.83	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	273,461,766.96	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	215,194,693.99	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust	898,811,855.39	
	Fidelity Municipal Trust II Total	**0.00**	**50,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Municipal Trust II	0.00	
	Fidelity New York Municipal Trust Total	**1,196,692,070.98**	**1,250,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity New York Municipal Trust	1,085,530,240.73	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity New York Municipal Trust	28,958,903.57	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity New York Municipal Trust	3,147,310.56	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity New York Municipal Trust	3,959,684.44	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity New York Municipal Trust	41,157,317.03	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity New York Municipal Trust	33,938,614.65	
	Fidelity New York Municipal Trust II Total	**4,350,252,574.39**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity New York Municipal Trust II	1,655,085,890.06	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity New York Municipal Trust II	2,642,164,923.53	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity New York Municipal Trust II	53,001,760.80	
	Fidelity Newbury Street Trust Total	**53,040,191,297.54**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Newbury Street Trust	3,788,551,412.70	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Newbury Street Trust	2,217,322,649.08	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Newbury Street Trust	74,812,264.71	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Newbury Street Trust	43,040,721,431.65	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Newbury Street Trust	30,529,673.77	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Newbury Street Trust	121,991,302.46	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Newbury Street Trust	1,183,282,532.08	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Newbury Street Trust	2,582,980,031.09	
	Fidelity Oxford Street Trust Total	**5,155,973,272.52**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Oxford Street Trust	580,067,580.15	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Oxford Street Trust	57,308,698.48	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Oxford Street Trust	4,518,596,993.89	
	Fidelity Oxford Street Trust II Total	**262,561,712.02**	**750,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Oxford Street Trust II	262,561,712.02	
	Fidelity Phillips Street Trust Total	**237,639,616,595.82**	**2,500,000**

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Phillips Street Trust	237,639,616,595.82	
	Fidelity Revere Street Trust Total	**91,197,997,601.52**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Revere Street Trust	56,708,962,656.18	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Revere Street Trust	3,637,788,525.63	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Revere Street Trust	28,783,109,472.88	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Revere Street Trust	2,068,136,946.83	
	Fidelity Salem Street Trust Total	**613,252,416,740.09**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	5,918,702,081.95	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	215,850,646.33	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	24,624,616.74	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	32,827,617.18	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	2,224,582,804.29	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	2,149,485,910.53	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	4,030,995,809.82	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,783,526,230.79	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	194,939,225.65	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	18,578,314.30	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	43,311,498.63	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	212,614,890.54	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	181,447,399.01	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	3,401,661,202.70	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	61,994,036,222.40	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	938,804,955.30	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	117,566,834.87	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	297,333,554.55	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	593,025,653.98	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	3,019,544,847.51	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	193,805,778.48	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	39,038,969.20	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	6,847,915.98	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	7,413,991.56	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	38,881,188.32	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	284,288,230.76	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	18,181,532.83	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	101,375,596.82	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	3,056,299,993.07	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	6,752,729,436.16	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	4,882,700,092.71	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	35,424,810,326.70	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	974,229,208.07	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	66,906,885.61	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	7,422,923.22	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	7,952,651.51	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	230,230,957.09	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	729,031,528.67	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	52,216,410,802.60	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	4,733,929,435.30	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	23,879,613.42	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	178,330,790.12	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	2,055,644,451.15	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	8,487,533,932.71	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	11,366,983,577.96	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	37,635,650,878.13	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	2,692,071,740.30	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	24,173,130,263.71	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	9,870,554,692.99	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	8,514,350,813.69	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	456,414,437.83	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	14,032,774,915.17	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	5,092,017,269.57	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	944,170,322.15	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	3,630,499,631.75	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	18,832,055,355.11	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	15,119,550,184.11	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	7,506,989,382.78	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	4,847,933,510.05	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	134,683,919.44	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	9,127,753,023.85	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	2,171,299,833.93	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	30,451,453,742.67	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	10,909,622,607.52	

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	14,159,457,902.99
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	20,799,205,933.12
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	3,909,430,372.81
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	2,801,547,686.42
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	480,138,377.16
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	429,839,950.23
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	2,866,660,917.80
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	4,018,343,811.45
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	14,039,660.60
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	3,287,751.87
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	4,333,725.73
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	476,237,581.81
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	3,210,701,756.62
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	5,409,596,602.73
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	7,701,363,933.46
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	43,594,463.81
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	521,379,024.26
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	521,314,347.74
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	3,104,055,339.90
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	769,094,295.73
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,646,131,278.69
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	2,280,791,754.00
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	19,885,971,122.84
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	2,246,935,827.55
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	27,439,224,431.44
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,962,072,477.86
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	963,168,644.13
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	759,501,028.23
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,287,944,753.11
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	174,919,033.16
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	75,320,717.65
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	916,235,421.90
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	6,858,117,408.16
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	845,126,576.51
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,487,593,320.00
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	6,876,102,197.68
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	3,718,589,211.54
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	7,519,532,092.42
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	11,420,291,527.87
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	22,957,772.40
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	3,944,660.11
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	2,810,761.12
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	2,664,566.49
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	3,027,265.66
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	14,720,202.01
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	36,988,005.72
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	23,958,952.79
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	3,726,707.47
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,067,333.89
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,291,140.92
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,154,281.18
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	8,248,232.28
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	10,618,796.05
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,562,361.83
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,054,607.25
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,142,231.59
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,086,067.63
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,275,399.81
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	37,898,771.29
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	19,625,611.55
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	121,591,270.78
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	26,552,157.56
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,853,921.95
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,079,931.15
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,236,428.44
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,208,095.58
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	8,810,144.18
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	9,162,385.04
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	817,709,683.81
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,231,013,601.07
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	54,446,811.16

Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	1,633,802,957.23	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	55,278,373.58	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	10,798,492,046.46	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	2,985,497,128.96	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	24,870,466.07	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Salem Street Trust	250,498,695.21	
	Fidelity School Street Trust Total	**29,389,896,119.09**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	4,425,161,118.21	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	102,238,441.78	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	7,641,698.29	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	10,357,474.57	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	2,272,462,362.37	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	6,001,256,332.02	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	34,567,377.57	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	3,433,106.83	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	975,153.50	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	1,376,471.91	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	8,516,127.90	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	7,237,481.93	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	271,137,629.27	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	114,775,010.43	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	31,523,725.63	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	810,753,331.38	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	1,138,796,029.83	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	432,190,531.41	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	119,774,080.76	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity School Street Trust	13,595,722,633.50	
	Fidelity Union Street Trust Total	**270,089,031.13**	**750,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Union Street Trust	151,062,518.84	
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Union Street Trust	119,026,512.29	
	Fidelity Union Street Trust II Total	**3,791,128,476.86**	**2,300,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Fidelity Union Street Trust II	3,791,128,476.86	
	Variable Insurance Products Fund V Total	**39,792,726,037.81**	**2,500,000**
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	2,907,181,565.63	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	393,623,354.11	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	2,587,081,102.67	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	3,596,982,569.48	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	86,380,972.53	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	37,237,567.30	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	3,722,649.84	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	150,232,237.26	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	646,243,012.05	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	2,245,878,314.18	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	852,734,511.65	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	785,220,224.83	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	642,814,643.91	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	18,314,690.24	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	2,335,636.54	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	215,185,789.54	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	82,671,405.92	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	1,056,502.84	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	650,486,914.64	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	785,111,137.03	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	26,316,024.30	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	48,386,334.40	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	10,656,499.57	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	15,176,714.46	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	16,151,924.81	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	218,033,806.05	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	23,288,029.20	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	11,141,109.61	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	24,188,346.78	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	79,766,861.83	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	119,942,325.92	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	328,133,566.35	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	94,432,597.97	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	189,774,149.20	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	102,035,517.75	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	190,519,621.68	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	360,390,783.91	
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	223,086,799.56	

Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	8,333,070.98
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	25,271,015.03
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	28,865,804.98
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	53,206,282.50
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	88,156,572.42
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	170,398,844.73
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	201,034,280.32
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	358,978,442.73
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	76,416,827.93
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	660,165,936.67
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	58,074.21
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	12,859,895.72
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	3,716,690,949.36
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	56,066.91
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	74,794,675.85
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	2,196,131,366.65
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	70,275.73
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	67,606,516.10
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	887,866,951.51
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	107,619.93
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	55,464,151.34
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	6,088,618,469.78
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	121,576,429.70
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	559,544,682.97
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	55,155,325.21
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	182,290,697.53
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	137,231,757.87
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	85,913,064.39
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	219,446,132.29
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	54,892,102.65
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	23,026,352.62
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	59,111,864.39
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	114,911,939.05
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	33,767,440.32
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	56,509,243.33
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	77,491,460.90
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	1,439,482.35
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	165,673,549.94
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	13,403,566.36
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	668,026,411.00
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	330,152,282.41
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	4,196,689.29
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	7,908,231.94
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	10,986,262.59
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	2,471,369.05
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	12,253,295.53
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	10,095,686.47
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	2,096,425.91
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	3,906,129.84
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	1,418,465.14
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	918,784,511.20
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	2,218,095,579.06
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	23,718,145.09
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	16,473,175.73
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	5,100,668.34
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	7,626,190.87
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	18,331,993.33
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	354,959.52
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	355,117.66
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	24,722,977.93
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	362,043.54
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	361,866.46
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	284,788.04
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	94,903.41
Fidelity Fixed Income And Asset Allocation Funds Board	Variable Insurance Products Fund V	94,869.67

Premium Payment Statement

I, Natalia Harthorne, Director, Insurance & Risk Management, do hereby attest that the following statement is true and accurate:

The Investment Company Bond coverage for the mutual funds is effective and premiums have been paid for the period July 1, 2024 – July 1, 2025.



____
Natalia Harthorne
Vice President, Insurance & Risk Management
FMR LLC

05/20/2025
____
Date

Joint Insured Statement

I, Natalia Harthorne, under authority of the Fidelity Investments mutual funds, do hereby attest that the following statement is true and accurate:

The amount of the single insured bond which each trust would have to maintain if they were not named as insureds under a joint insured bond is reflected in the attached report entitled, "Greenbook Fund Assets and Bond Requirements".



Natalia Harthorne
Vice President, Insurance & Risk Management
FMR LLC

05/20/2025

Date

EQUITY & HIGH INCOME AND FIXED INCOME & ASSET ALLOCATION FUNDS AMENDED & RESTATED FIDELITY BOND INSURANCE RECOVERY AGREEMENT

This Equity & High Income and Fixed Income & Asset Allocation Funds Amended & Restated Fidelity Bond Insurance Recovery Allocation Agreement, effective July 1, 2017 (the "Agreement"), is by and among each Fidelity Equity and High Income Fund and Fidelity Fixed Income and Asset Allocation Fund identified in the fidelity bond insurance policy(ies) (the "Policy") and all future portfolios overseen by the Fidelity Equity and High Income Funds Board of Trustees and Fidelity Fixed Income and Asset Allocation Funds Board of Trustees that may be added to the Policy (the "Fund Insureds"). Any past, present or future duly elected or appointed director, officer, trustee (other than a bankruptcy or liquidator's trustee), observer, governor, management committee member, member of a Board of Managers or a management board, or member of a Board of Trustees, including a trustee who is not an "interested person" of a Fund Insured, as defined under the Investment Company Act of 1940 (the "1940 Act"), Advisory Board member, or, if operating outside the United States, any past, present and future person in a duly elected or appointed position that is equivalent to a position listed above are collectively referred to as the "Executives".

WITNESSETH:

WHEREAS, the Fund Insureds are and will be named as joint insureds on one or more fidelity bonds (the "Bond") that provide combined coverage;

WHEREAS, Rule 17g-1 under the Investment Company Act of 1940 ("Rule 17g-1") requires that in the case of a joint Bond there shall be an agreement among all insureds to the effect that in the event recovery is received under such a Bond as a result of a loss sustained by a registered management investment company and one or more other insureds, the registered management investment company shall receive an equitable and proportionate share of the recovery, at least equal to the amount which it would have received had it provided and maintained a single insured Bond with the minimum coverage required by Rule 17g-1(d)(1);

NOW, THEREFORE, the parties agree, subject to the terms and conditions of the Policy, as follows:

1. Allocation of Recovery of Bond Claims Among Fund Insureds.

(a) Each individual Fund Insured shall initially receive not less than the lesser of an amount of the recovery equal to the amount of the minimum amount of Bond coverage each individual Fund Insured would have been required to maintain as of the date any such loss is sustained under a single insurance Bond as required by Rule 17g-1(d)(1) or the amount of the actual losses of each individual Fund Insured.

(b) Each individual Fund Insured seeking recovery amounts from the insurer(s) of the Policy in excess of the minimum amount of Bond coverage it would have been required to maintain as of the date any such loss is sustained under a single Bond as required by Rule 17g-1(d)(1) shall recover such excess amounts in full as long as the remaining aggregate policy limit

is sufficient to provide all other Fund Insureds with the minimum amount of Bond coverage as required by Rule 17g-1(d)(1). If multiple Fund Insureds seek recovery amounts from the insurer(s) that issued the Bond in excess of their respective minimum coverages, as required by Rule 17g-1(d)(1), and the remaining aggregate Bond limit is not sufficient to pay all such amounts in full, such Fund Insureds shall share in any remaining amount of available aggregate Bond limit on the basis of the minimum amount of insurance coverage that each individual Fund Insured would have been required to maintain as of the date any such loss is sustained as required by Rule 17g-1(d)(1) as a percentage of the total amount of minimum insurance coverage required by Rule 17g-1(d)(1) for all Fund Insureds seeking claim recovery amounts in excess of the minimum amount of insurance coverage required pursuant to Rule 17g-1(d)(1), provided, of course, that no Fund Insured recovers more than its actual losses.

(c) The allocation of recovery among Fund Insureds shall be subject to the requirements of Rule 17g-1, including maintaining the minimum amount of insurance coverage for each individual Fund Insured.

2. Notice. Notice is hereby given that the obligations of this Agreement are not binding upon any such Executive or shareholder individually, but are binding only upon the assets and the property of each Fund Insured's respective portfolios.

3. Entire Agreement. This Agreement constitutes the entire understanding and agreement among the parties hereto, with respect to the subject matter hereof, and accordingly supersedes, as of the effective date of this Agreement, any other agreement heretofore in effect among the parties, including, with regard to the Fund Insureds only, the Fidelity Bond Insurance Recovery Agreement dated April 2, 2004.

4. Choice of Law. In all instances this agreement shall be construed in accordance with and governed by the laws of The Commonwealth of Massachusetts, in each case without giving effect to principles of conflicts of law.

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be executed and delivered on 2-6-18.

Fund Insureds

By: *[signature]*
Name: Stephanie Dorsey
Title: Treasurer, Fidelity Fixed Income and Asset Allocation Funds

By: *[signature]*
Name: Stacie Smith
Title: Treasurer, Fidelity Equity and High Income Funds

Berkshire Hathaway Specialty Insurance

Date: **September 26, 2024**

To: **Mary Coughlin**
Willis Towers Watson Northeast, Inc.
75 Arlington Street, Floor 2
Boston, MA 02116

Re: All Fidelity Funds
47-EPF-315881-04
July 01, 2024 – July 01, 2025
Fund Policy

Dear Mary:

Attached please find the Policy for All Fidelity Funds. This policy has been placed with Berkshire Hathaway Specialty Insurance Company (1314 Douglas Street, Suite 1400, Omaha, NE 68102-1944). Thank you for placing your business with Berkshire Hathaway Specialty Insurance. We value our relationship with Willis Towers Watson Northeast, Inc. and look forward to working with you on future accounts.

For any claim related questions or to report a claim, please call our 24hr toll free number at 855.453.9675 or refer to the attached claims reporting sheet for fax, email and mail instructions.

If you have questions or concerns or claims, your Berkshire Hathaway Specialty team is just a phone call away.

Sincerely,

Jim Rossi
917-960-2457
jim.rossi@bhspecialty.com

Berkshire Hathaway Specialty Insurance

United States

CLAIMS REPORTING

All claims under policies underwritten by Berkshire Hathaway Specialty Insurance should be reported to our centralized Loss Processing Center. Claims will be assigned to our technical staff or to one of our preferred service providers.

Our 24 hour toll free number for all claims: **855.453.9675**

Cyber claims can be reported to this dedicated email address where specialists are available to respond:

CyberClaimsNotice@bhspecialty.com

For all other claims, please forward to:

ClaimsNotice@bhspecialty.com

To report claims via mail or overnight mail refer to our website:

www.bhspecialty.com/claims

EXPECT A PERSONAL APPROACH

While technology adds speed and efficiencies, it is top-quality people that drive top-quality claims handling. That's why we continue to grow our industry-leading claims team with the most experienced claims professionals in the business.

Moreover, at Berkshire Hathaway Specialty Insurance, our claims team makes communicating proactively with you throughout the claims process a priority. Should you face a claim, you will quickly see our response is not about drafting letters, it's about having a dialogue– and responding to your particular needs and concerns.

Whether you face a D&O claim, a property loss or a large scale casualty crisis, you will have the experts you need at your service. Putting your policy to work for you.

DISCLOSURE NOTICE AND ACKNOWLEDGEMENT – LARGE COMMERCIAL POLICY HOLDER (MASSACHUSETTS)

NOTICE

This policy is not subject to all insurance laws that apply to other commercial lines products, and may contain significant differences from a policy that is subject to all insurance laws.

This policy is subject to all of its terms, conditions and endorsements, which have been set forth, including, but not limited to, all applicable claims-made versus occurrence triggers, perils, exclusions, location and territory limitations, and whether defense is within or outside of limits.

POLICYHOLDER'S ACKNOWLEDGEMENT

I hereby acknowledge I have received, read and understood this notice and the subject policy rate, terms, conditions and endorsements, which have not been filed and approved with the state, and that once executed this Disclosure Notice and Acknowledgement will be endorsed to this policy.

NO COVERAGE IS PROVIDED BY THIS ENDORSEMENT.

Name (Print):

Title:

Date:

All other terms and conditions of this policy remain unchanged.

Berkshire Hathaway Specialty Insurance

Berkshire Hathaway Specialty Insurance Company

(a Stock Insurance Company)

Manuscript Fund

Declarations

This Declarations Page is attached to and forms part of the Policy

Policy Number: 47-EPF-315881-04

NOTICE: THE COVERAGE PROVIDED UNDER THIS POLICY IS LIMITED TO ONLY THOSE CLAIMS FIRST MADE DURING THE POLICY PERIOD OR ANY APPLICABLE DISCOVERY PERIOD. THE LIMIT OF LIABILITY TO PAY JUDGMENTS OR SETTLEMENTS WILL BE REDUCED AND MAY BE EXHAUSTED *BY DEFENSE COSTS, AND DEFENSE COSTS WILL BE APPLIED AGAINST THE RETENTION. THE INSURER WILL NOT BE LIABLE FOR DEFENSE COSTS OR OTHER LOSS IN EXCESS OF THE APPLICABLE LIMIT OF LIABILITY. THE INSURER DOES NOT ASSUME ANY DUTY TO DEFEND UNDER THIS POLICY; HOWEVER THE INSURED MAY TENDER THE DEFENSE OF A CLAIM TO THE INSURER. PLEASE REVIEW THE POLICY CAREFULLY.

ITEM 1: NAMED INSURED: All Fidelity Funds

MAILING ADDRESS: C/O FMR LLC
88 Black Falcon Ave
First Floor, East Side, Suite 167
Mailzone V7E
Boston, MA 02210

ITEM 2: POLICY PERIOD: From: July 01, 2024 To: July 01, 2025
(12:01 A.M. standard time at the address stated in Item 1.)

ITEM 3: COVERAGE DESCRIPTION:
Manuscript Fund

ITEM 4: LIMIT OF LIABILITY**:**
$10,000,000 aggregate

ITEM 5: RETENTION:
$5,000,000

ITEM 6: PREMIUM:
$632,500

THE POLICY APPLIED FOR IS NOT SUBJECT TO ALL INSURANCE LAWS THAT APPLY TO OTHER COMMERCIAL LINES PRODUCTS AND MAY CONTAIN SIGNIFICANT DIFFERENCES FROM A POLICY THAT IS SUBJECT TO ALL INSURANCE LAWS

THIS POLICY IS SUBJECT TO ALL OF ITS TERMS, CONDITIONS AND ENDORSEMENTS, WHICH HAVE BEEN SET FORTH, INCLUDING, BUT NOT LIMITED TO, ALL APPLICABLE CLAIMS-MADE VERSUS OCCURRENCE TRIGGERS, PERILS, EXCLUSIONS, LOCATION AND TERRITORY LIMITATIONS, AND WHETHER DEFENSE IS WITHIN OR OUTSIDE OF LIMITS.

Berkshire Hathaway
Specialty Insurance

ITEM 7: NOTICES TO INSURER:

For **Claims** or **Potential Claims**

By 24-hour toll free number: 855-453-9675
By Email: claimsnotice@bhspecialty.com
By Fax: 617-507-8259
By Mail: Log on to www.bhspecialty.com/claims-reporting.html for mailing address

All other Notices

By Email: execandprofnotices@bhspecialty.com
By Fax: 617-248-1618
By Mail: Log on to www.bhspecialty.com/claims-reporting.html for mailing address

IN **WITNESS WHEREOF**, the **Insurer** has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

Signatures:

Ralph Tortorella, Secretary

Peter Eastwood, President

September 26, 2024
Dated

Berkshire Hathaway Specialty Insurance

Policy No.: **47-EPF-315881-04**

Issued to: **All Fidelity Funds**

FORMS SCHEDULE

The contents of the Policy is comprised of the following forms:

Form Number	Endorsement Title
CL-DRG-MA-09/2017	Disclosure Notice and Acknowledgement - Large Commercial Policy Holder (Massachusetts)
EP-MANU-DEC-2022	Manuscript Fund Declaration
EP-FORMS-SCH-02/2015	Forms Schedule
EP-MANU-POL-2024	Manuscript Fund Policy
EP-MANU-001	Economic Sanctions Endorsement
EP-MANU-002	Tie In Of Limits
EP-MANU-003	Cost Of Corrections Coverage Extension
EP-MANU-004	Employment Practices Liability Insurance Endorsement (Combined Limit)

In consideration of the payment of the premium, and in reliance upon the Application made to Berkshire Hathaway Specialty Insurance Company (herein called the “Insurer”), the Insurer agrees as follows:

1. INSURING AGREEMENTS

COVERAGE SECTION I. PROFESSIONAL LIABILITY

Solely with respect to Claims first made against an Insured during the Policy Period or the Extended Reporting Period (if applicable) and reported to the Insurer pursuant to the terms of this policy, and subject to the other terms, conditions and limitations of this policy, this policy affords the following coverage:

This policy shall pay the Loss of any Insured arising from an Individual Investigation of which an Individual Insured first receives notice, or from a Claim made against such Insured for any actual or alleged Wrongful Act of such Insured or of any other person for whose actual or alleged Wrongful Act such Insured is legally responsible.

COVERAGE SECTION II: DIRECTORS AND OFFICERS LIABILITY AND CORPORATE REIMBURSEMENT

Solely with respect to (i) Claims first made against an Insured, (ii) Individual Investigations of which an Individual Insured first receives notice, and (iii) Derivative Demands (in the case of Coverage D) first made upon the Company, in each such event, during the Policy Period or the Extended Reporting Period (if applicable) and reported to the Insurer pursuant to the terms of this policy, and subject to the other terms, conditions and limitations of this policy, this policy affords the following coverage:

COVERAGE A: INDIVIDUAL INSURED LIABILITY

This policy shall pay the Non-Indemnifiable Loss of any Individual Insured arising from:
(i) a Claim made against such Individual Insured for any actual or alleged Wrongful Act of such Individual Insured; and
(ii) an Individual Investigation, to the extent that such Loss is Individual Investigation Costs.

COVERAGE B: COMPANY LIABILITY This policy shall pay:

(a) the Indemnifiable Loss of a Company arising from:

(i) a Claim made against any Individual Insured for any Wrongful Act of such Individual Insured

(ii) an Individual Investigation, to the extent that such Loss is Individual Investigation Costs;

(iii) a Claim made against any Outside Entity Executive for any Wrongful Act of such Outside Entity Executive; provided, however, that such coverage under this subparagraph (iii) shall be specifically excess of

(a) any indemnification provided by an Outside Entity; and
(b) any valid and collectible insurance coverage afforded to an Outside Entity or its directors, officers, managers or trustees applicable to such Claim; and

(b) Loss arising out of a Claim made against a Company for any actual or alleged Wrongful Act of a Company or any other person or entity for whom such Company is liable.

COVERAGE C: OUTSIDE ENTITY EXECUTIVE LIABILITY
This policy shall pay the Non-Indemnifiable Loss of any Outside Entity Executive arising from a Claim made against such Outside Entity Executive for any Wrongful Act of such Outside Entity Executive, but only excess of (i) any indemnification provided by an Outside Entity; and
(ii) any valid and collectible insurance coverage afforded to an Outside Entity or its executives applicable to such Claim.

COVERAGE D: INVESTIGATION COSTS FOR DERIVATIVE DEMANDS

This policy shall pay the Derivative Investigation Costs of the Company arising from a Derivative Investigation in response to a Derivative Demand.

2. DEFINITIONS

DEFINITION SECTION 1: DEFINITIONS THAT APPLY TO ALL COVERAGE SECTIONS

"<u>Application</u>" means each and every signed application, any attachments to such applications, other materials submitted therewith or incorporated therein and any other documents submitted in connection with the underwriting of this policy, including but not limited to any statement or warranties, financial information, or other information provided at any policy renewal meetings during the previous 12 months.

"<u>Bodily Injury</u>" means physical injury, sickness, death or disease sustained by any person.

"<u>Claim</u>" means:

(1) a written request or demand for monetary, non-monetary or injunctive relief, including, but not limited to, any written request or demand for mediation, arbitration or any other alternative dispute resolution process; or

(2) a civil proceeding for monetary, non-monetary or injunctive relief which is commenced by service of a complaint or similar pleading; or

(3) a criminal proceeding which is commenced by the return of an indictment, information or similar document; or

(4) a civil, criminal, administrative, regulatory, or self-regulatory investigation, or proceeding of an :

(a) Individual Insured (in such individual's capacity as such); or
(b) Company by an Enforcement Body;

pursuant to a subpoena, notice of charges, formal order of investigation, "target letter" (within the meaning of Title 9, Section 11. 151 of the United States Attorneys' Manual), notice of investigation, civil investigative demand, search warrant, or "Wells" notice or the functional or foreign equivalent of any of the foregoing or any similar writing from an Enforcement Body compelling an Insured to provide documents or testimony or to comply in any other way with such notice or writing; *provided, however,* that the foregoing shall not include any (i) routine or periodic examination, inspection, review, or audit by, or (ii)sweep, inquiry, or mandatory request for information from, any administrative or regulatory authority that is unrelated to any Wrongful Act of an Insured;

(5) the receipt by an Insured of any written request to toll a period or statute of limitations which may be applicable to any Claim that may be made for any Wrongful Act of any Insured; or

(6) a Derivative Demand.

Claim shall include any Securities Claim.

"Class Certification Event Study Expenses" means the reasonable fees, costs and expenses of an expert witness consented to by the Insurer, which consent shall not be unreasonably withheld, incurred by an Insured to conduct an admissible event study regarding any issues of fact relevant to the court's decision as to whether to grant class certification in a Securities Claim.

"Company" means (i) each Fund; (ii) each Subsidiary; and (iii) in the event a bankruptcy proceeding shall be instituted against any of the foregoing entities, the resulting debtor-in-possession or functional or foreign equivalent

"Controlling Shareholder" means any Insured that actually or allegedly controls a person or entity within the meaning of Section 15 of the Securities Act of 1933, as amended, Section 20 of the Securities Exchange Act of 1934, as amended, Section 48 of the Investment Company Act of 1940, as amended, or the Investment Advisers Act of 1940, as amended, or under any other applicable statute, rule, regulationor law (whether common or statutory) or any foreign equivalent.

“Defense Costs” means reasonable costs, charges, fees consented to by the Insurer (including but not limited to legal fees and experts' fees, document production fees, discovery costs, expenses, and fees, including but not limited to the costs of E-Discovery Consultant Services and premiums for any appeal bond, attachment bond or similar bond (but without any obligation to apply for or furnish any such bond), in all such cases such consent not to be unreasonably withheld or delayed, resulting from the investigation, adjustment, defense and/or appeal of a Claim against the Insureds, and shall include reasonable legal fees and expenses consented to by the Insurer, such consent not to be unreasonably withheld or delayed, that are incurred by any Individual Insured in his or her capacity as a non-party witness, but in all cases excluding salaries of officers or Employees of a Company. Defense Costs shall not include Derivative Investigation Costs or Individual InvestigationCosts.

In addition to the foregoing, in the event that:

(i) the Insured gives sufficient notice to the Insurer of circumstances which could give rise to a claim pursuant to Clause 10 Notice/Claim Reporting Provisions Section (c);
(ii) the Insured complies with all other terms of the policy, including, but not limited to, Clause 11 Cooperation; and
(iii) any Claim subsequently arises from such specific circumstance per section (i) above;

then, Defense Costs shall also mean all reasonable costs, charges, fees (including but not limited to legal fees and experts' fees) and expenses incurred in the investigation and/or defense of any specific circumstances that are incurred (i) on or after the date such notice was first given by an Insured to the Insurer and (ii) prior to the time such circumstances rise to the level of a Claim. Subject to all terms, conditions and exclusions of this policy, including, but not limited to, Clause 11 Cooperation this extension of coverage shall not be deemed to waive any of the Insurer's rights hereunder.

Defense Costs shall include all reasonable fees and expenses of defense counsel selected by the Insured(s) in accordance with the usual hourly rates and expense reimbursement paid by the applicable Company to their customary outside counsel for legal services. It is understood and agreed that Executives shall be entitled to separate counsel in the event of any potential or actual conflict of interestamong the Insureds or as reasonably required in response to any derivative demand to protect against any potential independence challenges.

Coverage provided for Individual Insureds who are non-party witnesses as described above, shall be subject to all terms, conditions and exclusions of the policy that are applicable to such Claim, including without limitation the Retention amount stated in Item 5. of the Declarations.

For purposes of this definition of "Defense Costs," wherever the Insurer's consent is required, the payment of any bills received by the Insurer shall be deemed as acknowledgment of the Insurer's consent for such Defense Costs.

"Derivative Suit" means a lawsuit purportedly brought derivatively on behalf of a Company by a shareholder of such Company against an Executive of the Company.

"Dodd Frank Costs" means the reasonable fees, costs and expenses consented to by the Insurer (including the premium or origination fee for a loan or bond), such consent not to be unreasonably withheld or delayed, and incurred by an Executive solely to facilitate the return of amounts required to be repaid by such Executive pursuant to Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. Dodd Frank Costs do not include the payment, return, reimbursement, disgorgement or restitution of any such amounts requested or required to be repaid by such Individual Insured pursuant to Section 954.

"E-Discovery Consultant Services" means solely the following services performed by an E-Consultant Firm:

(1) assisting the Insured with managing and minimizing the internal and external costs associated with the development, collection, storage, organization, cataloging, preservation and/or production of electronically stored information (" E-Discovery");

(2) assisting the Insured in developing or formulating an E-Discovery strategy which shall include interviewing qualified and cost effective E-Discovery vendors;

(3) serving as project manager, advisor and/or consultant to the Insured, defense counsel and the Insurer in executing and monitoring the EDiscovery strategy; and

(4) such other services provided by the E-Consultant Firm that the Insured, Insurer and E-Consultant Firm agree are reasonable given the circumstances of the Claim.

"Employee" means any past, present or future employee, other than an Executive of a Company,whether such employee is in a supervisory, coworker or subordinate position or otherwise, including anyfull-time, part-time, seasonal and temporary employee.

"Enforcement Body" means: (1) any federal, state, local or foreign law enforcement authority or other governmental investigative authority (including the Securities and Exchange Commission, the United States Commodities Futures Trading Commission, any state attorney general and any federal, state, local or foreign securities regulator), or (2) the enforcement unit of any securities or commodities exchange or other self-regulatory organization.

"Executive" means:

(1) any past, present and future director, officer, trustee (other than a bankruptcy or liquidator's trustee), observer, governor, management committee member, supervisory board or advisory board member, member of any committee of a board of directors (including the investment committee member, executive committee, special committee, audit committee, orcompensation committee), member of a board of managers or management board or thefunctional equivalent to any of the foregoing listed positions;

(2) in the event the Company operates in a Foreign Jurisdiction, any past, present and future person in a position that is equivalent to an executive position listed in Item (1) of this Definition;

(3) any past, present and future General Counsel (or equivalent) or Risk Manager (or equivalent position) of the Named Insured; and

(4) any past, present and future members of a Fund Advisory Board (the "Advisory Board"), but only in their capacities as such.

"FMR Corporate Custom Policy" means policy No. 47-EPF-315784-01 issued by the Insurer to FMR LLC.

"Foreign Jurisdiction" means any jurisdiction, other than the United States of America or any of its territories or possessions.

"Foreign Violations" means such acts or omissions which are treated as criminal violations in a Foreign Jurisdiction that are not treated as a criminal violation in the United States of America.

"Fund" means any Fidelity Investments branded investment company(ies) and/or portfolio(s) of an investment company(ies), as defined by the Investment Company Act of 1940, advised, created, established, acquired, sponsored and/or operated by FMR LLC or any subsidiary or affiliate thereof as of, during, or prior to the inception date of the Policy Period and is:

(i) not otherwise covered under the FMR Corporate Custom Policy and
(ii) listed on the Company's 17g-1 calculation report provided to the Insurer (which is updated by or on behalf of the Company quarterly);

Further, Fund shall include any entity formed by FMR LLC or any subsidiary or affiliate thereof for the sole purpose of winding down or liquidating the operations of any Fund.

In the event that a new or acquired Fund, as described above, is not yet reported on the Company's quarterly 17g-1 report, coverage shall be afforded under this policy for any Wrongful Act committed or allegedly committed:

(i) as of the date of the first meeting or written consent of the management board (or equivalent governing body) of such entity in the case of a new Fund; or
(ii) as of the acquisition date in the case of any acquired Fund.

In the event that a Fund is not listed on the Company's 17g-1 calculation report due to an error or unintentional omission this policy will provide coverage to the extent it would have provided coverage had such error or unintentional omission not occurred.

Notwithstanding the foregoing, in all events coverage shall apply to any alleged Wrongful Acts regarding the formation of any Fund or any alleged representations or disclosures in any offering materials or prospectuses related to such Fund.

If an entity ceases to be a Fund prior to or during the Policy Period, the coverage provided under this policy with respect to such Fund and its Individual Insureds shall automatically continue to apply with respect to any Claim for a Wrongful Act committed or allegedly committed during the time such entity qualified as a Fund (pursuant to the preceding paragraphs) and prior to the time that such entity ceased to be a Fund. For the purpose of this paragraph, wind down activities related to a Fund shall not deem such Fund to have ceased to be a Fund.

Notwithstanding the preceding paragraph, this policy shall not automatically provide coverage for Claims to the extent that they relate to a Wrongful Act committed or allegedly committed after the date an entity that ceases to be a Fund prior to or during the Policy Period if such change is the result of a sale to or acquisition by a third-party or the spin-out of such Fund(s) intoan independent entity.

Funds that are Fidelity Investments-branded investment companies and/or portfolio(s) of an investment company(ies), as defined by the Investment Company Act of 1940, but are not covered hereunder as of the inception date of the Policy Period include funds advised, created, established, acquired, sponsored and/or operated by Fidelity Rutland Square Trust, Fidelity Rutland Square Trust 11, North Carolina Capital Management Trust, Fidelity Select Portfolios, Variable Insurance Products Fund IV, Fidelity Advisor Series VII, Fidelity Covington Trust, or any successor company thereof. Notwithstanding the foregoing, in the event that the shareholders of any such fund approve the transition of such fund to thefunds covered hereunder during the Policy Period, such fund will be deemed a "Fund" hereunder as of the effective date of such transition.

"Individual Insured(s)" means any: (i) Executive of a Company, (ii) Employee of a Company, and (iii) with respect to Coverage Section 11, Outside Entity Executive.

"Individual Investigation" means any pre-Claim verifiable request, by subpoena or otherwise, for an Individual Insured of any Company (i) to appear at a meeting or interview; or (ii) produce documents that, in either case, concerns the business of that Company or that Individual Insured's insured capacity, but only if the request was made either:

(i) by or on behalf of any Enforcement Body; or

(ii) by a trustee, receiver, liquidator, creditors' committee, or similar bankruptcy official; or

(iii) by any Company or FMR LLC (or any subsidiary thereof), or, on behalf of a Company or FMR LLC (or any subsidiary thereof), by its board of directors (or the equivalent management body) or any committee of the board of directors (or the equivalent management body):

  (A) arising out of an inquiry or investigation by an Enforcement Body concerning the business of the Company or that Individual Insured's insured capacity, or
  (B) as part of its Derivative Investigation; or

(iv) by any entity or natural person (other than an Insured or Enforcement Body); provided, however, this subparagraph (iv) shall only apply to coverage provided under COVERAGE A: INDIVIDUAL INSURED LIABILITY.

"Individual Investigation Costs" means, with respect to an Individual Investigation, the reasonable pre-Claim fees, costs and expenses consented to by the Insurer (such consent not to be unreasonably withheld or delayed) and incurred by an Individual Insured solely in connection with his/her preparation for and response to an Individual Investigation, including attendance at an interview or meeting requested by an

Enforcement Body, but excluding any compensation of any Individual Insured.

Individual Investigation Costs shall include all reasonable fees and expenses of defense counsel selected by the Insured(s) in accordance with the usual hourly rates and expense reimbursement paid by the applicable Company to their customary outside counsel for legal services. It is understood and agreed that Executives shall be entitled to separate counsel in the event of any potential or actual conflict of interest among the Insureds.

"Insured(s)" means: (i) any Company, and (ii) any Individual Insured; and, in each case, including in such entity's or person's capacity as a Controlling Shareholder

"Interrelated Wrongful Act" means: Wrongful Acts which are the same, or share a common nexus of, facts regardless of whether any resulting Claims involve the same or different claimants, Insureds or legal causes of action.

"Loss" means: damages, judgments, awards, settlements, pre-judgment and post-judgment interest, Individual Investigation Costs, Derivative Investigation Costs, Dodd Frank Costs, SOX 304 Costs, Class Certification Event Study Expenses arising from a Securities Claim, plaintiff attorneys' fees awarded or approved by a court, and Defense Costs, including (1) civil fines and penalties assessed against an Individual Insured, unless such Loss is deemed non-insurable by an Enforcement Body or under applicable law; and (2) punitive, exemplary, special and multiple damages.

However, Loss (other than Defense Costs) shall not include: (i) civil or criminal fines or penalties imposed by law; (ii) taxes owed by the Insured (except for unpaid taxes of Company that are the personal obligation of an Executive and which constitute Non-indemnifiable Loss); (iii) any amount for which the Insureds are not financially liable or which are without legal recourse to the Insureds; and (iv) matters that are uninsurable by law.

Solely with respect to COVERAGE SECTION 11., DIRECTORS AND OFFICERS LIABILITY, "Loss" shall specifically include reasonable Nominal Defendant Response Costs.

Loss shall not include the cost of responding to or complying with any regulatory or internal supervision, inspection, compliance, review, examination, production or audit, including any request for mandatory information from a regulated entity, conducted in a Company's and/or Enforcement Body's normal review or compliance process; provided, however this exclusion shall not apply to any Claim or Individual Investigation that arises from such normal review or compliance process.

The Insurer shall not assert that SOX 304 Costs, or violations of Section 11, 12 or 15 of the Securities Act of 1933, as amended, or disclosure obligations regarding the allocation of fees and expenses, or the portion of any amounts incurred by Insureds which are attributable to such violations, constitutes uninsurable loss (subject to the other terms, conditions and exclusions of this policy), and shall treat that portion of all such damages, judgments, awards, settlements and Defense Costs as constituting Loss under this policy. It is further understood and agreed that with respect to any such Claim, Exclusion AC-(5) shall not apply.

"Named Insured" means the entities stated in Item 1 of the Declarations.

"Nominal Defendant Response Costs" means legal and related fees, costs and expenses incurred with the Insurer's consent (such consent not to be unreasonably withheld or delayed) that are reasonably and necessarily incurred in representing a Company as a nominal plaintiff and/or nominal defendant in any Derivative Suit. Nominal Defendant Response Costs shall not include Derivative Investigation Costs.

"Policy Period" means: the period of time from the inception date shown in Item 2 of the Declarations to the earlier of the expiration date shown in Item 2 of the Declarations or the effective date of cancellation of this policy.

"Securities Claim" means a Claim, other than an administrative or regulatory proceeding against, or investigation of a Company, made against any Insured:

(1) alleging a violation of any federal, state, local or foreign regulation, rule or statute regulatingsecurities of a Company (including but not limited to the purchase or sale or offer or solicitation ofan offer to purchase or sell securities); or

(2) alleges a common law cause of action based upon, arising out of, or relating to the purchase or sale or offer or solicitation of an offer to purchase or sell securities; or

(3) which is a Derivative Suit.

Notwithstanding the foregoing, the term "Securities Claim" shall include an administrative or regulatory proceeding against a Company that meets the requirements of subparagraph (1) above.

"Subsidiary" means any entity:

(a) of which the Named Insured owns, on or before the inception date of this policy, more than 50% of its issued and outstanding voting stock or membership rights or other rights either directly, or indirectly through one or more of its Subsidiaries;

(b) which the Named Insured first (i) creates during the Policy Period either directly, or indirectly through one or more of its Subsidiaries regardless of asset size or (ii) acquires during the Policy Period more than 50% of its issued and outstanding voting stock or membership rights either directly, or indirectly through one or more of its Subsidiaries and whose assets total less than $2,000,000,000 as of the acquisition date;

(c) of which the Named Insured first acquires during the Policy Period more than 50% of its issued and outstanding voting stock or membership rights either directly, or indirectly through one or more of its Subsidiaries (other than an entity described in paragraph (a) above), but only upon the condition that within 90 days of its becoming a Subsidiary, the Named Insured shall have provided the Insurer with full particulars of the new Subsidiary and agreed to any additional premium or amendment of the provisions of this policy reasonably required by the Insurer relating to such new Subsidiary; and

(d) any entity listed as such in an endorsement to this policy.

An entity becomes a Subsidiary when the Named Insured owns more than 50% of the issued and outstanding voting stock or membership rights either directly or indirectly through one or more of its Subsidiaries. An entity ceases to be a Subsidiary when the Named Insured ceases to own more than 50% of the issued and outstanding voting stock or membership rights either directly or indirectly through one or more of its Subsidiaries. In the event that the Named Insured fails to agree to any additional premium and/or amendment of the provisions of this policy so required by the Insurer within 30 days of being notified in writing of such requirement, such entity shall cease to be a Subsidiary.

With regard to any Subsidiary referenced in (c) above, the Insurer may request underwriting information, and, if requested in writing, the Insureds shall timely provide such information. In all events, the Named Insured shall provide the Insurer with full particulars of any newly acquired Subsidiary within 90 days or the end of the Policy Period, whichever is earlier, unless the policy in the sole and absolute discretion of the Insurer is renewed in which case the Named Insured shall have the balance of the 90 day period to provide such information under the renewed policy. Further, coverageas shall be afforded to the new Subsidiary referenced in (c) above is conditioned upon the Named Insured paying when due any additional premium required by the Insurer in accordance with theforegoing definition.

In all events, coverage as is afforded under this policy with respect to a Subsidiary shall not apply for any alleged Wrongful Act occurring at any time when the Named Insured did not own: (i) more than 50% of the issued and outstanding voting stock or membership rights of such Subsidiary either directly, or indirectly through one or more of its Subsidiaries; or (ii) did not otherwise control such entity.

If an entity ceases to be a Subsidiary prior to or during the Policy Period, the coverage provided under this policy with respect to such Subsidiary and its Individual Insureds shall continue to apply with respectto any Claim for a Wrongful Act committed, attempted or allegedly committed or attempted after the time that such entity became a Subsidiary (or, if such Subsidiary was originally created by the Named Company, then also with respect to such Wrongful Acts committed, attempted or allegedly committed or attempted before or after the time that such entity became a Subsidiary) and prior to the time such entity ceased to be a Subsidiary.

Nothing contained herein shall operate to extend the length of the Policy Period.

"Wrongful Act" means:

(1) any actual, alleged or attempted breach of duty (including the aiding and abetting of any breach of duty), neglect, error, misstatement, misleading statement, omission or other act (including but not limited to any conduct in connection with the lending of securities) actually or allegedly done or attempted

    (i) by an Insured in his, her, or its capacity as an Insured or by any person or entity for whom the Insured is allegedly liable,
    (ii) by an Insured in his, her, or its capacity as a Controlling Shareholder, or
    (iii) with respect to any Outside Entity Executive, by such Outside Entity Executive in his or her capacity as such or solely by reason of his or her status as such, or

(2) any matter claimed against an Individual Insured solely by reason of his or her status as such;

Wrongful Act shall also include Interrelated Wrongful Acts.

DEFINITION SECTION 2: DEFINITIONS THAT EXCLUSIVELY APPLY TO COVERAGE SECTION 11, DIRECTORS & OFFICERS LIABILITY

"Derivative Demand" means a written demand by any shareholder of a Company upon the board of directors (or equivalent management body) of such Company asking it to commence a civil proceeding in a court of law on behalf of the Company, against any Executive of the Company for any actual of alleged Wrongful Act of such Executive.

"Derivative Investigation" means any investigation conducted after receipt of a Derivative Demand by the Company or on behalf of the Company by its board of directors (or the equivalent management body) or any committee of the board of directors (or the equivalent management body) as to whether or not the Company should bring the civil proceeding demanded in the Derivative Demand.

"Derivative Investigation Costs" means reasonable costs, charges, fees and expenses (including but not limited to attorney's fees and expert's fees but not including any settlement, judgment or damages and not including any regular or overtime wages, salaries or fees of the Executives or Employees of the Company) incurred by the Company or its board of directors (or the equivalent management body) or any committee of the board of directors (or the equivalent management body), incurred solely in connection with a Derivative Investigation. Derivative Investigation Costs shall not include: (i) the compensation of any Individual Insured; or (ii) Nominal Defendant Response Costs.

"Financial Insolvency" means the status of a Company, as a result of: (1) the filing by any Insured for protection from creditors under the United States Bankruptcy Code or any other federal, state or foreign law relating to insolvency; (2) the appointment (whether voluntary or involuntary) by any governmental official, agency or Court of any receiver, conservator, liquidator, trustee, rehabilitator, or similar official, or assignee thereof, to control, supervise, manage or liquidate such Company; or (3) such Company becoming a debtor in possession pursuant to the United States bankruptcy law, and as to (1), (2) or (3), the equivalent status outside the United States.

"Indemnifiable Loss" means Loss for which a Company has indemnified or is permitted or required to indemnify an Individual Insured pursuant to law or contract or the charter, by-laws, operating agreement or similar documents of a Company.

Indemnifiable Loss shall specifically exclude:

(1) Loss for which any applicable Company cannot indemnify an Individual Insured due to exhaustion of assets of such Company to provide such indemnification; or

(2) Loss for which any applicable Company cannot indemnify by reason of its Financial Insolvency.

"Non-Indemnifiable Loss" means Loss that is not Indemnifiable Loss.

"Outside Entity" means any entity, whether formed as a corporation, joint venture, limited partnership, limited liability company, limited liability partnership, trust or otherwise, that is not a Company.

"Outside Entity Executive" means any natural person described in Items (i) and (ii) of the definition of "Individual Insured" in his or her capacity as a director, officer, trustee, advisory board or supervisory board member, member of the board of managers, member of any committee of a board of directors (including any special committee, audit committee, compensation committee or special litigation committee) or the equivalent position of any Outside Entity provided that such Individual Insureds are serving at the direction and/or request, or with the consent, of the Company.

In the event of a disagreement between any Insured and the Named Insured as to whether such Insured was acting "at the direction and/or request, or with the consent of a Company," it is hereby understood and agreed that this coverage shall be determined by the Named Insured on this issue, and such determination shall be made by written notice to the Insurer within ninety (90) days after the Claim against the Insured is made.

"SOX 304 Costs" means the reasonable fees, costs and expenses consented to by the Insurer (including the premium or origination fee for a loan or bond), such consent not to be unreasonably withheld or delayed, and incurred by the chief executive officer or chief financial officer of a Company solely to facilitate the return of amounts required to be repaid by such Executive of a Company pursuant to Section 304(a) of the Sarbanes-Oxley Act of 2002. SOX 304 Costs do not include the payment, return, reimbursement, disgorgement or restitution of any such amounts requested or required to be repaid by such Executive pursuant to Section 304(a).

"Related Individual Investigation" means an Individual Investigation involving, arising out of, based upon or attributable to any facts or Wrongful Acts that are the same as or related to those that were either: (1) alleged in a Claim made against an Insured; or (2) the subject of another Individual Investigation received by an Individual Insured.

3. EXCLUSIONS

EXCLUSION SECTION 1: EXCLUSIONS THAT APPLY TO ALL COVERAGE SECTIONS

The Insurer shall not be liable to make any payment for that portion of Loss in connection with any Claim:

AC-(1) or Individual Investigation arising out of, based upon or attributable to the same or essentially the same facts or Wrongful Acts alleged or contained in any Claim or Individual Investigation which has been reported, or in any circumstances of which notice has been given by the Insured and wherein such notice has been formally acknowledged by the Insurer as having fully complied with the requirements set forth in Section 10(c) of the Notice/Claim Reporting Provisions, under any policy of which this policy is a renewal; provided, however this exclusion will not apply toany notice of circumstances provided under any such prior policy which was rejected pursuantto the prior policy's provisions relating to notification of circumstances .

AC-(2) arising out of, based upon or attributable to Financial Insolvency of any bank or banking firm or broker or dealer in securities or commodities; provided, however, that this exclusion shall not apply to any Securities Claims or Claims arising out of, based upon or attributable to Wrongful Acts in connection with any investment by an Insured, on behalf of any ofits customer(s) or client(s) in the securities of any entity experiencing Financial Insolvency;

AC-(3) arising out of, based upon or attributable solely to a failure to produce securities by any broker or dealer in securities or commodities, clearing agency, or any bank or banking firm, or any insurance or reinsurance entity; provided, however, this exclusion shall not apply to Defense Costs;

AC-(4) arising out of, based upon or attributable to the gaining of any remuneration, personal profit, or financial advantage to which any final unappealable adjudication in any underlying proceeding other than a proceeding initiated by the Insurer to determine coverage under the policy establishes the Insured was not legally entitled;

AC-(5) arising out of, based upon or attributable to the committing of any deliberate criminal or deliberate fraudulent act by an Insured if any final unappealable adjudication in any underlying proceeding other than a proceeding initiated by the Insurer to determine coverage under the policy establishes that such deliberate criminal or deliberate fraudulent act was committed, it being understood that the imposition of criminal fines or penalties pursuant to the law of a Foreign Jurisdiction shall not constitute, by itself, proof that an Insured Person has committed a deliberate criminal act;

AC-(6) for portion of any Loss which represents the amount of any returned or ill-gotten fees or charges for an Insured's services, including but not limited to any fees or charges pursuant to a 12b-1 plan of distribution adopted by a Fund pursuant to Rule 12b-1, provided, however, that this exclusion shall not apply to Defense Costs;

AC-(7) against an Insured which is brought by or on behalf of any Company; provided, however, this exclusion shall not apply to:

(i) any Defense Costs which constitute Non-Indemnifiable Loss incurred by an Individual Insured in defending any Claim against such Individual Insured;

(ii) any Derivative Suit that is not controlled by a Company (which shall not include any recommended course of action by any special litigation committee of a Company);

(iii) any Claim that is brought by any governmental official, agency, the examiner, trustee

(including but not limited to a litigation trustee), receiver, conservator, creditors' committee, liquidator or rehabilitator or similar body or any assignee thereof (regardless if such claim is characterized as being brought on behalf of or for the benefit of the estate or the debtor) in the course of any Company's Financial Insolvency;

(iv) any Claim brought by a Fund where failure to bring or maintain such Claim would be a breach of a fiduciary duty owed by any Insured to such Fund or investors in such Fund;

(v) any Employment Practices Violation; or

(vi) any Claim brought by or on behalf of an entity that acquires more than 50% of the issued and outstanding voting, stock membership rights or other rights of a Company; it is understood and agreed that unless otherwise provided, under no circumstances shall such acquirer be deemed to be an Insured under the policy; or

(vii) any Claim brought as a direct or indirect result of protected whistleblower activity

AC-(8) arising out of, based upon or attributable to any Wrongful Act occurring prior to August 1, 2008. This policy only provides coverage for Wrongful Acts occurring on or after August 1, 2008 and otherwise covered by this policy. Loss arising out of Interrelated Wrongful Acts shall be deemed to arise from the first such Interrelated Wrongful Act.

AC-(9) for violation(s) of any of the responsibilities, obligations or duties imposed upon fiduciaries by the Employee Retirement Income Security Act of 1974, or amendments thereto or any similar provisions of any federal, state, local or foreign statutory law or common law, but solely with respect to any employee benefit plan sponsored or established by the Company for the benefit of the Company's Employees;

AC-(10) for any actual, alleged or threatened discharge, dispersal, release or escape of Pollutants; or for any direction or request to test, monitor, clean up, remove, contain, treat, detoxify or neutralize Pollutants; provided, however this exclusion shall not apply to:

(i) Loss from any Wrongful Acts in connection with any investment by an Insured on behalf of a customer or client in the securities of any entity experiencing any of the foregoing activities;

(ii) Loss from any Securities Claims ; or

(iii) Non-Indemnifiable Loss;

other than Loss constituting Cleanup Costs .

“Cleanup Costs” means expenses (including but not limited to legal and professional fees) incurred in testing for, monitoring, cleaning up, removing, containing, treating, neutralizing, detoxifying or assessing the effects of Pollutants.

“Pollutants” means, but is not limited to, any solid, liquid, gaseous, or thermal irritant or contaminant, including smoke, vapor, soot, fumes, acids, alkalis, chemicals and Waste.

“Waste” includes, but is not limited to, materials to be recycled, reconditioned or reclaimed.

AC-(11) for Bodily Injury (other than emotional distress or mental anguish), sickness, disease or death of any person, or damage to or destruction of any tangible property, including the loss of use thereof; provided, however, that this exclusion will not apply to any Securities Claim;

EXCLUSION SECTION 2: EXCLUSIONS THAT EXCLUSIVELY APPLY TO ALL OF COVERAGE SECTION I, PROFESSIONAL LIABILITY

Under Coverage Section I The Insurer shall not be liable to make any payment for that portion of Loss, other than Crisis Loss, in connection with any Claim made against an Insured:

PL-(1) for: (1) false arrest, detention or imprisonment; (2) libel, slander or defamation of character; (3) intentional discrimination prohibited by law on the basis of local, state or federal law, statutory or common; (4) wrongful entry or eviction, or invasion of any right of privacy;

PL-(2) arising out of, based upon or attributable to infringement of patent, trademark or misappropriation of trade secrets; provided, however, that this exclusion will not apply to any Securities Claim

EXCLUSION SECTION 3: EXCLUSIONS THAT EXCLUSIVELY APPLY TO ALL OF COVERAGE SECTION 11, DIRECTORS AND OFFICERS LIABILITY

Under Coverage Section 11, the Insurer shall not be liable to make any payment for that portion of Loss, other than Crisis Loss, in connection with any Claim made against an Insured:

ML-(1) arising out of, based upon or, attributable to any actual or alleged contractual liability of any Insured under any express written employment contract or employment agreement; provided, however, this exclusion shall not apply:

(a) if the Insured would have had such liability even in the absence of such contract or agreement;
(b) to any Securities Claim; or
(c) to any actual or alleged breach of fiduciary duty by an Executive arising from a Claim for breach of contract;

ML-(2) for injury arising out of libel, slander, defamation or disparagement, or for injury from a violation of a person's right of privacy; provided, however, this exclusion will not apply to any Securities Claim;

ML-(3) arising out of, based upon or attributable to claims for unpaid wages or overtime pay for hours actually worked or labor actually performed by any Employee of a Company, for improperpayroll deductions or any violation of any federal, state, local or foreign statutory law or common law that governs the same topic or subject and any rules, regulations and amendmentsthereto; provided, however, this exclusion will not apply to any Securities Claim; or

ML-(4) with respect to Insuring Agreement B only, for any actual violation of any law, whether statutory, regulatory or common law, respecting any of the following activities: anti-trust, or tortious interference in another's business or contractual relationships; provided, however that this exclusion shall not apply to any Securities Claim;

For purpose of determining the applicability of exclusions AC-(4), AC-(5) and AC-(6), the facts pertaining to or knowledge possessed by any Insured shall not be imputed to any other Insured. For the purpose of determining the applicability of EXCLUSIONS SECTIONS 1, 2 and 3) other than AC-(1), AC(4), AC-(5) and AC-(6), AC-(8) and AC-(9): (1) the facts pertaining to or knowledge possessed by any Insured shall not be imputed to any other Individual Insured, and (2) only facts pertaining to and knowledge possessed by a

past or present chief executive officer, chief operating officer or chief financial officer, or any equivalent officer, of any Company in that capacity shall be imputed to such Company.

4. DEFENSE, INVESTIGATION AND SETTLEMENT (INCLUDED IN THE LIMIT OF LIABILITY)

A. DEFENSE

Under Coverage Sections I and II of this policy, except as hereinafter stated, the Insurer shall advance, excess of any applicable retention amount pursuant to Clause 9 hereof, Defense Costs pursuant to applicable law and the terms, conditions and exclusions of this policy, on a current basis and in any event no later than ninety (90) days (in the case of an Individual Insured sixty (60) days) after the receipt by the Insurer of written notice of such costs. Any allocation of Defense Costs shall be applied pursuant to applicable law applying the "Reasonably Related" rule and the Insurer will advance 100% of Defense Costs for Non-Indemnifiable Loss. The Insureds shall have the right and duty to defend any Claim made against them. The Insurer shall be entitled to effectively associate in the defense and settlement of any Claim that appears reasonably likely to involve the Insurer, including, but not limited to, the right to effectively associate in the negotiation of a settlement. The Insured shall have discretion in the choice and terms of engagement of counsel; provided, however, that the Insurer's ability to associate in the defense and the Insured's cooperation obligations shall not give the Insurer the obligation or right to control the defense.

B. INVESTIGATION AND SETTLEMENT

The Insurer shall have the right to make any reasonable investigation with respect to any Claim under this policy at its own expense.

The Insured shall not admit liability for or settle any Claim or incur any Defense Costs (excess of the applicable retention) without the Insurer's prior consent, which consent shall not be unreasonably withheld or delayed; however, if the Insured is able to dispose of all Claims which are subject to one retention amount for an amount not exceeding the retention amount (inclusive of Defense Costs), then the Insurer's consent shall not be required for such Claims.

The Insurer shall not be obligated to pay any Claim or judgment of Defense Costs after the limit of liability set forth in Item 4 of the Declarations has been exhausted by payment by the Insurer of judgments, settlements, Defense Costs or any other covered Loss.

Notwithstanding anything in this policy to the contrary, in the event of multiple Claims alleging the same Wrongful Act or Interrelated Wrongful Acts, the Insured may, with the Insurer's prior consent (which consent shall not be unreasonably withheld or delayed), settle any one or more of such Claims notwithstanding that the other Claims are not part of such settlement.

5. COST OF CORRECTION

Any Cost of Corrections coverage shall be as set forth in any Cost of Corrections Coverage Extension attached to this policy.

6. FIRST DOLLAR E-DISCOVERY SERVICES

For any Claim, no Retention shall apply to the first $25,000 in Defense Costs incurred as E-Discovery Consultant Services.

7. TERRITORY

This policy shall apply to any Claim made against any Insured anywhere in the world. All premiums, limits, retentions, Loss and other amounts under this policy are expressed and payable in the currencyof the United States of America. If judgment is rendered, settlement is denominated or other elements of Loss are stated or incurred in a currency other than United States of America dollars, payment of covered Loss due under this policy (subject to the terms, conditions and limitations of this policy) will be made either in such other currency (at the option of the Insurer and if agreeable to the Named Insured) or, in United States of America dollars, at the rate of exchange published in The Wall Street Journal on the date the Insurer's obligation to pay such Loss is established (or if not published on such date thenext publication date of The Wall Street Journal).

In regard to Claims brought and maintained solely in a Foreign Jurisdiction against the Company operating in such Foreign Jurisdiction or an Individual Insured thereof for Wrongful Acts committed in such Foreign Jurisdiction, the Insurer shall apply to such Claim(s) those terms and conditions (andrelated provisions) of the Foreign Policy registered with the appropriate regulatory body in such Foreign Jurisdiction or regularly offered for sale in that Foreign Jurisdiction that are more favorable to such Insured than the terms and conditions of this policy.

For purposes of this extension, “Foreign Policy” means the Insurer’s executive managerial liability policy (including all mandatory endorsements, if any) approved by the Insurer or to be sold within a Foreign Jurisdiction that provides coverage substantially similar to the coverage afforded under this policy. If more than one such policy exists, then "Foreign Policy" means such standard policy most recently registered in the local language of the Foreign Jurisdiction, or if no such policy has been registered, then the most recently regularly offered for sale in that Foreign Jurisdiction.

8. LIMIT OF LIABILITY (INCLUDING DEFENSE COSTS)

The limit of liability stated in Item 4 of the Declarations is the aggregate limit of the Insurer's liability for all Loss (including Defense Costs and Individual Investigation Costs) arising out of Claims first made, and Individual Investigations first received, and reported to the Insurer during the Policy Period or during the Extended Reporting Period, regardless of the number of Insureds, Claims or claimants. The aggregate limit of liability for the Extended Reporting Period shall be part of, and not in addition to, the aggregate limit of liability for the Policy Period. The Insurer shall be absolutely entitled to pay settlements, judgments, awards, Individual Investigation Costs and Defense Costs as they become due and payable bythe Insured without consideration of other future payment obligations. Defense Costs and Individual Investigation Costs are subject to, part of, and not payable by the Insurer in addition to, the limit of liability.

The maximum limit of the Insurer's liability for Derivative Investigation Costs arising from all Derivative Investigations combined occurring during the Policy Period or the Extended Reporting Period (if applicable), in the aggregate, shall be $1,000,000. This limit shall be the maximum limit of the Insurer under this policy regardless of the number of such Derivative Investigations occurring during the Policy Period or the Extended Reporting Period (if applicable), or the number of Executives subject to such Derivative Investigations. The Derivative Investigation Costs limit stated in this paragraph shall be part of and not in addition to the limit of liability stated in Item 4 of the Declarations of this policy, which shall, in all events, be the maximum liability of the Insurer for all Loss under this policy.

9. RETENTION

The Insurer shall only be liable for the amount of Loss arising from any Claim or Individual Investigation, which is in excess of the retention amount stated in Item 5 of the Declarations. Such retention amount shall be borne by the Insured and remain uninsured provided, however, such retention amount may be borne by any Side-A DIC excess insurance policy on behalf of the Insureds. A single retention amount shall apply to all amounts payable hereunder arising from (1) all Claims alleging the same Wrongful Act or Interrelated Wrongful Acts or alleging a Wrongful Act that is subject of an Individual Investigation,and (2) all Related Individual Investigations. No retention amount is applicable to: (i) Non-Indemnifiable Loss; (ii) Class Certification Event Study Expenses arising from a Securities Claim; or (iii) Derivative Investigation Costs.

The applicable Company shall be conclusively deemed to have indemnified the Individual Insureds to the maximum extent that the applicable Company is permitted or required to provide such indemnification pursuant to law, common or statutory, or contract or by the charter, by-laws, operating agreement or similar documents of the applicable Company, which are hereby deemed to incorporate, for the purposes of this policy, the broadest provisions of such operating agreements which determine or define such rights of indemnity. The Company hereby agrees to indemnify the Individual Insureds for covered matters under this policy to the fullest extent permitted by such operating agreements including the making in good faith of any required application for court approval.

Notwithstanding the foregoing, if a Company fails to provide indemnification within sixty (60) days of an Insured's request for any reason other than Financial Insolvency, then the Insurer shall advance Defense Costs on a current basis and pursuant to applicable law and no retention shall apply; it being understood and agreed that the Insurer has the right to pursue any subrogation or direct contractual rights it may have with respect to such advancement.

10. NOTICE/CLAIM REPORTING PROVISIONS

Notice hereunder shall be given: (i) in writing to the address set forth in the Declarations, or (ii) by e- mail communication to the email address set forth in the Declarations. If mailed or e-mailed, the date of mailing of such notice shall constitute the date that such notice was given and proof of mailing or e- mailing shall be sufficient proof of notice. Notice given by or on behalf of the Insured to any authorized representative of the Insurer shall be deemed notice to the Insurer.

(a) The Insured shall, as a condition precedent to the obligations of the Insurer under this policy:

(i) give written notice to the Insurer of a Claim made against an Insured; or

(ii) if an Insured elects to seek coverage for Individual Investigation Costs in connection with any Individual Investigation, give written notice to the Insurer of that Individual Investigation;

as soon as practicable after a Vice President in the Fidelity Insurance & Risk Management Department first becomes aware of the Claim or Individual Investigation, but in all events no later than either:

(1) the end of the Policy Period or the Extended Reporting Period (if applicable), or

(2) within sixty (60) days after the end of the Policy Period or the Extended Reporting Period (if applicable), as long as such Claim was first made against an Insured, or Individual Investigation was first received, within the final sixty (60) days of the Policy Period or the Extended Reporting Period (if applicable

Notice of a Claim or Investigation which would otherwise be untimely under paragraph (a) above, shall not be deemed untimely (1) if the late notice was due to the Insured's compliance with a court order or request from an Enforcement Body to keep information regarding the Claim or Investigation confidential specifically from the Insurer (provided the Insured made reasonable efforts to persuade the Enforcement Body to permit disclosure), or (2) unless the Insurer's interests were materially prejudiced by reason of such late notice.

(b) If during the Policy Period or during the Extended Reporting Period (if applicable), written notice of a Claim has been given to the Insurer pursuant to Clause 10(a) above, then any Claim which is subsequently made against the Insured and reported to the Insurer alleging, arising out of, based upon or attributable to the facts alleged in the Claim of which such notice has been given, or alleging any Wrongful Act that is the same as or related to any Wrongful Act either alleged in the Claim, or that is the subject of an Individual Investigation received by an Individual Insured, of which such notice has been given, shall be considered made at the time such notice of circumstance was given.

If an Individual Investigation was first received by an Insured and reported in accordance with Clause 10(a) above, then:

(1) any Related Individual Investigation that is reported in accordance with Clause 10(a) above shall be deemed to be a Individual Investigation first received at the time that such previously reported Individual Investigation was first received by an Individual Insured; and

(2) any subsequent Claim alleging, arising out of, based upon or attributable to any facts or Wrongful Acts that are the same as or related to those that were the subject of another Individual Investigation received that is reported in accordance with Clause 10(a) above shall be deemed to be a Claim first made at the time that such previously reported Individual Investigation was first received.

If during the Policy Period or during the Extended Reporting Period (if applicable), the Insured shall become aware of any circumstances which may reasonably be expected to give rise to a Claim being made against the Insured and shall give written notice to the Insurer of the circumstances and the reasons for anticipating such a Claim, with full particulars as to dates and persons involved, then any Claim which is subsequentlymade against the Insured and reported to the Insurer alleging, arising out of, basedupon or attributable to such circumstances or alleging any Wrongful Act which is the same as or related to any Wrongful Act alleged or contained in such noticed circumstances, shall be considered made at the time such notice of such circumstances was given.

11. COOPERATION

The Insured shall cooperate with the Insurer and, upon the Insurer's reasonable request, assist in making settlements, in the conduct of suits or proceedings, and in enforcing any right of contribution or indemnity against any person or entity who may be liable to the Insured. The Insured shall attend hearings, trials and depositions and shall assist in securing and giving evidence and obtaining the attendance of witnesses.

The failure of any Individual Insured to give the Insurer cooperation and information as required in the preceding paragraph shall not impair the rights of any other Insured under this policy and the Insurer will not raise failure to cooperate as a defense to coverage unless it has been prejudiced by such failure to cooperate.

Notwithstanding any of the foregoing, it is understood and agreed that nothing in this Clause shall constitute a waiver of any Insured's attorney-client privilege or other applicable privilege or protection.

12. EXTENDED REPORTING CLAUSE

If the Insurer or the Named Insured shall cancel or decline to renew this policy, the Insured shall have the right, upon payment of an additional premium in an amount to be determined by the Insurer to a period of up to seven (7) years following the effective date of such cancellation or nonrenewal (herein referred to as the Extended Reporting Period) in which to give written notice to the Insurer of: (i) Individual Investigation first received by an Individual Insured; and (ii) Claims first made against the Insured, in each such case, during such Extended Reporting Period for any Wrongful Act occurring prior to the end of the Policy Period or any later Interrelated Wrongful Acts and otherwise covered by this policy. The rights contained in this clause shall terminate, however, unless written notice of suchelection together with the additional premium due is received by the Insurer within thirty (30) days of the effective date of cancellation or non-renewal. The additional premium for the Extended Reporting Period shall be fully earned at the inception of the Extended Reporting Period. The Extended Reporting Period is not cancelable. This clause and the rights contained herein shall not apply to any cancellation resulting from non-payment of premium.

In the event that there is an inconsistency between: (i) any period of limitation in this policy relating to the giving of notice of cancellation or discovery/extended reporting election, and (ii) the minimum or maximum period required by applicable law, where such law allows, the Insurer will resolve the inconsistency by applying the notice period that is more favorable to the Individual Insureds. Otherwise, the notice period is hereby amended to the extent necessary to conform to applicable law.

The offer by the Insurer of renewal terms, conditions, limit of liability and/or premiums not materially different from those of the expiring policy shall not constitute a declination to renew by the Insurer, unless applicable law provides otherwise (constructive non-renewal).

Extended Reporting for Former Executives

In addition to the foregoing and subject to the following, any natural person Executive who ceases to be an Executive during the Policy Period ("Former Executive") shall be provided, for no additional premium and solely with respect to any Wrongful Act that occurred prior to the date such Former Executive’s no longer served in such capacity, with an Extended Reporting Period of six (6) years from the end of such Policy Period in which to give the Insurer written notice of (i) Claims first made against such Former Executive or (ii) Individual Investigations first received by such Former Executive. The limit of liability for any such Extended Reporting Period provided under this policy shall be part of, and not in addition to, the corresponding limit of liability for the Policy Period.

Notwithstanding the foregoing, coverage as is otherwise provided under the foregoing paragraph to a Former Executive for any Claim or Individual Investigation (1) shall be excess to any coverage provided in whole or in part for such Claim or Individual Investigation under any other insurance policy not issued by Insurer or any of its parents, subsidiaries, or affiliates and (2) shall not apply if coverage is provided in whole or part for such Claim or Individual Investigation under any other insurance policy (or would be provided but for the application of the Retention, exhaustion of the limit of liability or failure to submit a notice of claim) issued by Insurer or any of its parents, subsidiaries, or affiliates.

13. CANCELLATION CLAUSE

This policy may not be canceled by the Insured or the Insurer, except as indicated below.

This policy may be canceled by or on behalf of the Insurer in the event of non-payment of premium by the Insured. In the event of non-payment of premium by the Insured, the Insurer may cancel this policy by delivering to the Insured or by mailing to the Insured, by registered, certified, or other first class mail, at the Insured's address as shown in Item 1(a) of the Declarations, written notice stating when, not less than 15 days thereafter, the cancellation shall be effective. The mailing of such notice as aforesaid shall be sufficient proof of notice. The Policy Period terminates at the date and hour specified in such notice, or at the date and time of surrender.

Notwithstanding the above, any layer of insurance for which any Insurer on this policy or any excesslayer above it participates may be cancelled by the Insured in the event that the A.M. Best rating of that Insurer is determined to be below an A rating. In no way does the cancellation of any layer of insurance affect the other layers of insurance, and, specifically, no Insurer will be required to attach at a lower level or participate to a greater extent than it otherwise would had no cancellation taken place. In the event of cancellation by either the Insurer or the Insured as indicated above, the Insurer shall be entitledto the annual premium on a pro-rat a basis and, if applicable, shall return such unused premium to the Insured within 45 days of cancellation.

If the period of limitation relating to the giving of notice as set forth in this Clause is also set forth in any law controlling the construction thereof, then such period shall be deemed to be amended so as to be equal to the minimum period of limitation set forth in the controlling law.

14. SUBROGATION

In the event of any payment under this policy, the Insurer shall be subrogated to the extent of such payment to all the Insured’s rights of recovery therefor, and the Insured shall execute all papers reasonably required and shall do everything that may be reasonably necessary to secure such rights. The Insured shall do nothing intentional that materially prejudices such rights, it being understood and agreed that the severability provided in Clause 11 COOPERATION shall apply to this Clause 14. Any amount recovered in excess of the Insurer's total payment shall be restored to the Insured, less the cost to the Insurer of recovery. In no event, however, shall the Insurer exercise its rights of subrogation against an Insured, unless EXCLUSIONS AC-(4) or AC-(5) apply with regard to such Insured.

In the event that the Insurer shall for any reason pay Indemnifiable Loss on behalf of an Individual Insured, the Insurer shall have the contractual right hereunder to recover from the Company theamount of such Loss equal to the amount of the retention not satisfied by the Company and shall be subrogated to the rights of the Individual Insureds hereunder.

Notwithstanding, in the event the Insurer recovers amounts it paid under this policy, the Insurer will reinstate the limits of liability of this policy to the extent of such recovery, less its costs incurred in administering and obtaining such recovery. The Insurer assumes no duty to seek a recovery of any amounts paid under this policy. The Insurer, in its sole and absolute discretion, shall determine the amounts to be credited, if any, toward a reinstatement of the limits of liability.

15. OTHER INSURANCE

Such insurance as is provided by this policy shall apply only as excess over any other valid and collectible insurance, unless such other insurance (1) is written only as specific excess insurance over the limit of liability provided by this policy or (2) is a personal umbrella excess liability insurance policy purchased by an Individual Insured or (3) is a personal director liability insurance policy purchased by an Individual

Insured.

In the event of a Claim made against an Outside Entity Executive, coverage as is provided by this policy, whether under Coverage Section 11, Coverage B(a)(iii) or Coverage C or otherwise, shall be specifically excess of (1) any indemnification provided by an Outside Entity, and (2) any valid and collectible insurance provided to an Outside Entity or the Outside Entity Executive applicable to such Claim.

However, in the event a covered Claim under this policy is also a valid and collectible covered claim (as "claim" is defined under the FMR Corporate Custom Policy) under the FMR Corporate Custom Policy, this policy, subject to this policy's terms and conditions, shall also cover such Claim, but only to the extent that Loss in connection with such Claim is not valid and collectible under the FMR Corporate Custom Policy.

16. NOTICE AND AUTHORITY

It is agreed that FMR LLC shall act on behalf of all Insureds with respect to the giving and receiving of notice of Claims and cancellation, the payment of premiums and the receiving of any return premiums that may become due under this policy, the receipt and acceptance of any endorsements issued to form a part of this policy, the exercising or declining of the right to tender the defense of a Claim to the Insurer (under the EPL Coverage Endorsement), exercising or declining to exercise any right to an Extended Reporting Period or the pursuit of coverage or any payments by Insurer under the policy. Notwithstanding the foregoing, it is understood and agreed that nothing in this Clause shall prevent any Insured from providing notice of a Claim or Individual Investigation under this policy or pursuing any payments by Insurer under the policy.

17. ASSIGNMENT

Assignment of interest under this policy shall not bind the Insurer until its consent is endorsed hereon; however, subject otherwise to the terms hereof, this policy shall cover the estate, heirs or legal representative of the Insured in the event of the Insured's death, bankruptcy, insolvency or being adjusted incompetent.

18. ACTION AGAINST INSURER

Except as provided in the Alternative Dispute Resolution Clause of this policy, no action shall lie against the Insurer unless, as a condition precedent thereto, there shall have been material compliance with all of the terms of this policy, nor until the amount of the Insured's obligation to pay shall have been finally determined either by judgment against the Insured after actual trial or by written agreement of the Insured, the claimant and the Insurer.

Any person or entity or the legal representative thereof who has secured such judgment or written agreement shall thereafter be entitled to recover under this policy to the extent of the insurance afforded by this policy. No person or entity shall have any right under this policy to join the Insurer as a party to any action against the Insured to determine the Insured's liability, nor shall the Insurer be impleaded by an Insured or his, her or its legal representative. Bankruptcy or insolvency of an Insured or of his, her or its estate shall not relieve the Insurer of any of its obligations hereunder.

19. ALTERNATIVE DISPUTE RESOLUTION PROCESS

All disputes or differences which may arise under or in connection with this policy, whether arising before or after termination of this policy, including any determination of the amount of Loss, shall be submitted to an alternative dispute resolution (ADR) process as provided in this clause. The Named Entity may elect the type of ADR process discussed below; provided, however, that absent a timely election, the Insurer may elect the type of ADR. In that case, the Named Entity shall have the right to reject the Insurer's choice of the type of ADR process at any time prior to its commencement, after which, the Insured's choice of ADR shall control.

In the event of mediation, either party shall have the right to commence a judicial proceeding; provided, however, that no such judicial proceeding shall be commenced until the mediation shall have been terminated and at least sixty (60) days shall have elapsed from the date of the termination of the mediation.

In the event of arbitration, the decision of the arbitrator(s) shall be final, binding and provided to both parties, and the arbitration award shall not include attorney's fees or other costs.

The Insurer and the Named Entity shall mutually consent to: (a) in the case of arbitration, an odd number of arbitrators which shall constitute the arbitration panel, r (b) in the case of mediation, a single mediator. The arbitrator, arbitration panel members or mediator must be disinterested and have knowledge of the legal, corporate management, or insurance issues relevant to the matters in dispute. In the absence of agreement, the Insurer and the Named Entity each shall select one arbitrator, the two arbitrators shall select a third arbitrator, and the panel shall then determine applicable procedural rules.

Each party shall share equally the expenses of the process elected. At the election of the Named Entity, either choice of ADR process shall be commenced in New York, New York; Atlanta, Georgia; Chicago, Illinois; Denver, Colorado; or in the state reflected in Item 1. of the Declarations. The Named Entity shall act on behalf of each and every Insured under this Alternative Dispute Resolution Clause. In all other respects, the Insurer and the Named Entity shall mutually agree to the procedural rules for the mediation or arbitration. In the absence of such an agreement, after reasonable diligence, the arbitrator(s) or mediator shall specify commercially reasonable rules.

20. EXTENSIONS

Subject otherwise to the terms hereof, this policy shall cover Loss arising from any Claims made against the estates, heirs, or legal representatives of deceased Individual Insureds, and the legal representatives of Individual Insureds in the event of incompetency, insolvency or bankruptcy, who were Individual Insureds at the time the Wrongful Acts upon which such Claims are based were commit t ed. Subject otherwise to the terms hereof, this policy shall cover Loss arising from all Claims made against the lawful spouse or other legally recognized domestic partner (whether such status is derived by reason ofstatutory law, common law or otherwise of any applicable jurisdiction in the world) of an Individual Insured for all Claims arising solely out of his or her status as the spouse of an Individual Insured, including a Claim that seeks damages recoverable from marital community property ,property jointly held by the Individual Insured and the spouse, or property transferred from the Individual Insured to thespouse; provided, however, that this extension shall not afford coverage for any Claim for any actual or alleged Wrongful Act of the spouse, but shall apply only to Claims arising out of any actual or alleged Wrongful Act of an Individual Insured, subject to this policy's terms, conditions and exclusions.

Auto-Tolling

In the event that an applicable statute of limitations would otherwise expire while the Insureds and the Insurer are working to amicably resolve any dispute or disagreement as to coverage or other obligations under this policy, the Insureds and the Insurer agree to toll that limitation period until 60 days after notice by any party to the other that such efforts have proven futile and it intends to pursue litigation or alternative dispute resolution.

21. ORDER OF PAYMENTS

In the event of Loss arising from a Claim for which payment is due under this policy, the Insurer shall in all events:

a. first, pay Loss for which coverage is provided under Coverage Section II.A and then Coverage Section 11.C of this policy; then

b. pay such other Loss for which coverage is provided under this policy.

The bankruptcy or Financial Insolvency of any Company shall not relieve the Insurer of any of its obligations to prioritize payment of covered Loss under this policy pursuant to this Clause.

22. BANKRUPTCY CLAUSE

The bankruptcy or insolvency of any Insured shall not relieve the Insurer of any of its obligations.

It is further understood and agreed that the coverage provided under this policy is intended to protect and benefit the Individual Insureds. Further, if a liquidation or reorganization proceeding is commenced by the Named Insured and/or any other Insured (whether voluntarily or involuntarily) under the U.S. Bankruptcy Code (as amended), or any similar state, local or foreign law (collectively "Bankruptcy Law") then, in regard to a covered Claim under this policy, the Insureds and Insurer hereby:

(a) waive and release any automatic stay or injunction to the extent it may apply in such proceeding to the proceeds of this policy under such Bankruptcy Law ; and

(b) agree not to oppose or object to any efforts by the Insurer or any Insured to obtain relief from any stay or injunction applicable to the proceeds of this policy as a result of the commencement of such liquidation or reorganization proceeding.

23. SEVERABILITY

In granting coverage under this policy, it is agreed that the Insurer has relied upon the statements, warranties and representations contained in the Application as being accurate and complete in all material respects. All such statements, warranties and representations made as of the policy inception date are the basis for this policy and are to be considered as incorporated into this policy.

The Application for coverage shall be construed as a separate Application for coverage by each Individual Insured. With respect to the Application, no knowledge possessed by any Insured shall be imputed to any other Insured.

The Insurer shall not be entitled under any circumstances to rescind coverage under the Policy with respect to any Insured, but such coverage will be subject to all other terms, conditions and exclusions of the policy.

However, in the event that any of the statements, warranties or representations in the Application are not accurately and completely disclosed, and materially affect either the acceptance of the risk or the hazard assumed by the Insurer under the policy, no coverage shall be afforded for any Claim alleging, arising out of, based upon, attributable to or in consequence of the subject matter of any such incomplete or inaccurate statements, warranties or representations with respect to:

(1) Loss of an Individual Insured who knew, as of the inception date of the Policy Period, of such inaccurate or incomplete statements, warranties or representations;

(2) Loss of any Company to the extent it indemnifies any Individual Insured; and

(3) Loss of any Company if any past or present chief executive officer, chief operating officer orchief financial officer, or any equivalent officer, of the Named Entity knew, as of the inception date of this policy, of such inaccurate or incomplete statements, warranties or representation.

However, this policy will not be void with respect to any Individual Insured who had such knowledge if such Individual Insured prior to the inception of the Policy took timely corrective and/or remedial action upon learning the facts which underlie the materially false particulars or statements, and such IndividualInsured did not have any role in creating the facts which underlie such materially false particulars or statements contained in the Application.

It is understood and agreed that this Clause 23 supersedes any inconsistent language contained in this Application.

24. MOST FAVORABLE JURISDICTION

It is hereby understood and agreed that, notwithstanding any other provision of this policy, including, but not limited to Clause 19. Alternative Dispute Resolution Process, solely with respect to the enforceability of any coverage for punitive, exemplary, multiplied damages and the insurability of any Loss, this policy shall be governed by such applicable law that most favors coverage for such Loss, including, but not limited to, the law:

(a) where those damages or Loss were awarded or imposed;
(b) where the alleged Wrongful Act occurred;
(c) where a Company is incorporated;
(d) where a Company has its principal place of business;
(e) where any Insurer providing professional or management liability insurance to a Company is domiciled, incorporated, or has its principal place of business, unless in doing so the Insurer would violate any applicable state or federal regulations; or
(f) where the Claim is filed.

The Insurer shall use best efforts in determining whether such Loss is insurable under any applicable law, including a review of a written legal opinion presented by the Insured; provided, however, such written legal opinion shall not be deemed conclusive proof that such Loss is insurable.

25. HEADINGS

The descriptions in the headings of this policy are solely for convenience, and form no part of the terms and conditions of coverage.

ENDORSEMENT 1

This endorsement, effective 12:01AM:	**July 01, 2024**
Forms a part of Policy No.:	**47-EPF-315881-04**
Issued to:	**All Fidelity Funds**
By:	**Berkshire Hathaway Specialty Insurance Company**

ECONOMIC SANCTIONS ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

MANUSCRIPT FUND POLICY

Coverage shall only be provided and payment of loss under this policy shall only be made in full compliance with enforceable United Nations economic and trade sanctions and the trade and economic sanction laws or regulations of the European Union and the United States of America, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").

All other terms, conditions and exclusions remain unchanged.

ENDORSEMENT 2

This endorsement, effective 12:01AM:	**July 01, 2024**
Forms a part of Policy No.:	**47-EPF-315881-04**
Issued to:	**All Fidelity Funds**
By:	**Berkshire Hathaway Specialty Insurance Company**

TIE IN OF LIMITS

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

MANUSCRIPT FUND POLICY

In consideration of the premium for this Policy, it is hereby understood and agreed that the maximum liability of the **Insurer** for all amounts both covered under this Policy and covered amounts under the policy(ies) scheduled below (or any renewal or replacement of such policy(ies)) shall be $10,000,000 and any payment of covered amounts under this Policy will reduce the Limit of Liability under the policy(ies) scheduled below, and any payment of amounts for such claim under the policy(ies) scheduled below will reduce the Limit of Liability under this Policy

Nothing in this endorsement shall be construed to increase the Limit of Liability set forth in the Declarations of such policy(ies) scheduled below which shall remain the maximum liability for all amounts paid under the policy scheduled below. Nothing in this endorsement shall be construed to increase the Limit of Liability as set forth in the Declarations of this Policy.

POLICY(IES)

1. Concentric Custom Bond policy, numbered 47-EPF-315882-04, issued by Berkshire Hathaway Specialty Insurance Company to All Fidelity Funds for the policy period from July 01, 2024 to July 01, 2025, including any renewal or replacement thereof.

All other terms and conditions of this Policy remain unchanged.

ENDORSEMENT 3

This endorsement, effective 12:01AM:	**July 01, 2024**
Forms a part of Policy No.:	**47-EPF-315881-04**
Issued to:	**All Fidelity Funds**
By:	**Berkshire Hathaway Specialty Insurance Company**

COST OF CORRECTIONS COVERAGE EXTENSION

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

MANUSCRIPT FUND POLICY

In consideration of the premium charged, and in reliance upon the statements in the Application made a part hereof, itis hereby understood and agreed that this policy shall provide COST OF CORRECTIONS coverage pursuant to the terms and conditions contained in this endorsement.

I.

All the terms, conditions and exclusions of the policy are hereby incorporated herein and shall apply to coverage as is afforded by this endorsement unless specifically stated otherwise herein or in an endorsement(s) attached hereto.

II.

Clause 1. INSURING AGREEMENTS is amended by adding the following: COC. Cost of Corrections Coverage
This policy shall, subject to all terms, conditions and limitations of this policy, including but not limited to the COC Sublimit of Liability and the applicable retention set forth in this endorsement, pay Correction Costs of an Insured arisingfrom a Correction Event that:

(i) an Insured chooses to correct,
(ii) first occurs during the Policy Period, and
(iii) in each such event, is reported to the Insurer as required by this policy.

III.

Solely with regard to the coverage as is provided by this endorsement, Clause 2. DEFINITIONS is amended as follows:

A. The following definitions are added:

"Correction Costs" means reasonable and necessary costs and expenses resulting solely from a Correction Event. **"Correction Event"** means a Wrongful Act by an Insured in the rendering of or failure to render services as anInvestment Adviser, any Approved Activity, or services relating to the management and/or operation of a Fund,any fund for which coverage is provided under the FMR Funds Policy, or Separate Fund, provided that:

(1) such Wrongful Act arose in the ordinary course of an Insured's operations and, if not corrected, would directly result in damage to a customer or client of the Insured or, if the customer or client is a Fund, any fund for which coverage is provided under the FMR Funds Policy, or Separate Fund, would directly result in damage to the shareholders of such entity(ies); and

(2) in the absence of any correction, a Claim alleging such Wrongful Act would have constituted a covered Claimunder this policy.

"Investment Adviser" means an Insured who, for compensation or other consideration, engages in the business of giving financial, economic or investment advice regarding investments in securities or other property, and/or investment management services, including, but not limited to, the provision of administrative, accounting, enrollment, communication, record keeping or reporting services, pursuant to a contract defining the scope of such advice and/or services.

B. The Definition of "Loss" is amended to include the following to the end thereof: Notwithstanding any of the foregoing, Loss shall include Correction Costs.

III.

Solely with regard to the coverage as is provided by this endorsement, it is hereby understood and agreed that Clause 3. EXCLUSIONS is amended by adding the following to the end thereof:

EXCLUSION SECTION COC: EXCLUSIONS THAT EXCLUSIVELY APPLY TO COVERAGE SECTION COC. COST OF CORRECTIONSCOVERAGE

This policy does not apply to any:

(1) wire or electronic transfer of funds initiated at any location not owned or operated by an Investment Adviser, a Fund, any fund for which coverage is provided under the FMR Funds Policy, or any Separate Fund;
(2) contractual obligation to a customer or client of an Insured, guaranteeing any rate of return or the fulfillment of any minimum performance standards;
(3) diminution in value of money, securities, property or any other item of value, unless caused by a Wrongful Act ofany Insured under this policy in the execution or implementation of investment advice or any investment decision;or
(4) loss of money, securities or other property in the custody or control of an Insured.

V.

Clause 8. LIMIT OF LIABILITY (INCLUDING DEFENSE COSTS) is amended by appending the following to the end thereof: The maximum limit of the Insurer's liability for all Correction Costs covered under this policy, in the aggregate, shall be $10,000,000 (hereinafter called the "COC Limit of Liability"). The COC Limit of Liability shall be part of, and not in addition to, the aggregate limit of liability stated in Item 4 of the Declarations of this policy, which shall, in all events, be the maximum liability of the Insurer for all Loss under this policy.

VI.

Clause 9. RETENTION is amended by appending the following to the end thereof: Notwithstanding the foregoing, for each Correction Event, the Insurer shall only be liable for the amount of covered Loss arising from such Correction Event which is in excess of the Retention amount of $5,000,000. Amounts within such Retention shall remain uninsured. A single Retention shall apply to Loss arising from all Correction Event(s) that are the same, related or continuous, or Correction Event(s) that arise from a common nucleus of facts.

VII.

Clause 10. NOTICE/CLAIM REPORTING PROVISIONS is amended as follows:

A. The first paragraph is deleted in its entirety and replaced with the following:

Except for notice of Correction Events, notice hereunder shall be given (i) in writing to the Insurer at the address shown in the Declarations, or (ii) by e-mail communication to the following address: If
mailed or e-mailed, the date of mailing of such notice shall constitute the date that such notice was given and proof of mailing or e-mailing shall be sufficient proof of notice. Notice given by or on behalf of the Insured to any authorized representative of the Insurer shall be deemed notice to the Insurer.

B. The following is appended to the end thereof:

(e) As a condition precedent to the coverage provided under the Cost of Correction Coverage Insuring Agreement, the Insured shall: (a) as soon as practicable, but no later than three (3) business days after a Vice President in the Fidelity Insurance and Risk Management Department first becomes aware of the Correction Event, provide notice of the Correction Event via electronic mail ("E-mail") to ; and (b) provide a sworn proof of loss ("Proof of Loss") setting forth all the circumstances of the loss and explaining why the Insured believes it is entitled to coverage under this policy. The Proof of Loss shall be given in writing to the addressee and to the Insurer at the address shown in the Declarations. At the request of the Insurer, an Insured shall make all Individual Insureds available for interview by the Insurer in connection with the submission of the Proof of Loss. The date of the E- mail shall constitute the date that the notice of Correction Event was given to the Insurer.

(f) In the event of notice of a Correction Event under this policy, the giving of notice by an Insured of a Correction Event shall be deemed to be notice of a Claim made against an Insured at the time notice of the CorrectionEvent is given to the Insurer.

VIII.

Clause 12. EXTENDED REPORTING CLAUSE shall not apply to Cost of Corrections Coverage.

IX.

Clause 14. SUBROGATION is amended by appending the following to the end thereof:
The Insurer shall have a direct contractual right under the policy to recover Correction Costs paid under the policy from each and every Insured, severally and according to their respective interests, in the event and to the extent that such Insureds shall not be entitled under this policy to payment of such Correction Costs.

X.

Clause 16. NOTICE AND AUTHORITY is amended by appending the following to the end thereof:
It is agreed that any Vice President within the Fidelity Insurance Risk Management Department shall act on behalf of all Insureds with respect to the giving of notice of Correction Events.

All other terms, conditions and exclusions remain unchanged.

ENDORSEMENT 4

This endorsement, effective 12:01AM: **July 01, 2024**
Forms a part of Policy No.: **47-EPF-315881-04**
Issued to: **All Fidelity Funds**
By: **Berkshire Hathaway Specialty Insurance Company**

EMPLOYMENT PRACTICES LIABILITY INSURANCE ENDORSEMENT (COMBINED LIMIT)

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

MANUSCRIPT FUND POLICY

In consideration of the premium charged, and in reliance upon the statements in the application made a part hereof, it is hereby understood and agreed that this endorsement shall provide EMPLOYMENT PRACTICES LIABILITY INSURANCE POLICY coverage pursuant to the terms and conditions contained in this endorsement.

NOTICES

EXCEPT TO SUCH EXTENT AS MAY OTHERWISE BE PROVIDED HEREIN, THE COVERAGE OF THIS ENDORSEMENT IS LIMITED GENERALLY TO LIABILITY FOR ONLY THOSE CLAIMS THAT ARE FIRST MADE AGAINST THE INSUREDS AND REPORTED TO THE INSURER PURSUANT TO THE TERMS HEREIN. PLEASE READ THE ENDORSEMENT CAREFULLY AND DISCUSS THE COVERAGE THEREUNDER WITH YOUR INSURANCE AGENT OR BROKER.

THE LIMIT OF LIABILITY AVAILABLE TO PAY JUDGMENTS OR SETTLEMENTS SHALL BE REDUCED BY AMOUNTS INCURRED FOR LEGAL DEFENSE. AMOUNTS INCURRED FOR LEGAL DEFENSE SHALL BE APPLIED AGAINST THE RETENTION AMOUNT.

NOTICE: THE INSURER DOES NOT ASSUME ANY DUTY TO DEFEND. HOWEVER THE INSUREDS MAY UNDER CERTAIN CONDITIONS TENDER THE DEFENSE OF A CLAIM. IN ALL EVENTS, THE INSURER MUST ADVANCE DEFENSE COSTS PAYMENTS PURSUANT TO THE TERMS HEREIN PRIOR TO THE FINAL DISPOSITION OF A CLAIM.

Terms appearing in bold face type in this endorsement have special meaning. See Clause 2 of this endorsement.

ENDORSEMENT DECLARATIONS

ITEM 1(a)	NAMED SPONSOR:	ALL FIDELITY FUNDS
	MAILING ADDRESS:	*CIO* FMR LLC 200 SEAPORT BLVD. MAILZONE ZW9C BOSTON, MA 02210
ITEM 1(b)	STATE OF INCORPORATION SUBSIDIARIES:	Massachusetts Any past, present, future Subsidiary of the Named Sponsor
ITEM 2.	LIMIT OF LIABILITY:	$10,000,000 aggregate for all Loss combined provided by this endorsement (including Defense Costs)
ITEM 3.	RETENTION: Natural Person Insured for Non-Indemnifiable Loss:	None
	Judgments, Settlements and Defense Costs (Company and Indemnifiable Loss):	$250,000 per Claim

I.

The aggregate Limit of Liability stated in Item 2 of the Endorsement Declarations is for all coverages under this endorsement (including Defense Costs) for EMPLOYMENT PRACTICES LIABILITY INSURANCE ("EPL Coverage Endorsement") and is PART OF AND NOT IN ADDITION TO the aggregate Limit of Liability stated in Item 4 of the Declarations in this policy which is the aggregate limit of the Insurer's liability for Coverage Sections I, II and III of this policy and coverage provided by this EPL Coverage Endorsement (including Defense Costs) combined.

II.

Sections 6, 7, 9, 12, 13, 16, 17, 18, 19, 21, 22 and 24 of this policy are hereby incorporated into this EPL Coverage Endorsement and amend and supersede any other inconsistent terms in this EPL Coverage Endorsement. Except for those Sections listed above which are incorporated by reference into this EPL Coverage Endorsement, all other terms, conditions, and exclusions in this EPL Coverage Endorsement remain unchanged. All terms, conditions and exclusions in this EPL Coverage Endorsement solely apply to the coverage provided by this EPL Coverage Endorsement and do not alter any terms, conditions or exclusions found elsewhere in this policy.

III.

EMPLOYMENT PRACTICES LIABILITY INSURANCE COVERAGE

In consideration of the payment of the premium, and in reliance upon the statements made to the Insurer by application forming a part hereof and its attachments and the material incorporated therein, the "Insurer" agrees as follows:

1. INSURING AGREEMENTS

   This EPL Coverage Endorsement shall pay the Loss of each and every Insured arising from a Claim first made against such Insured during the EPL Coverage Endorsement Period or the Extended Reporting Period (if applicable) and reported to the Insurer pursuant to the terms of this EPL Coverage Endorsement for any actual or alleged Employment Practices Violation.

   DEFENSE PROVISIONS

   The Insurer does not assume any duty to defend, provided, however, the Named Insured may at its sole option tender the defense of a Claim for which coverage is provided by this EPL Coverage Endorsement to the Insurer in accordance with Clause 8 of the EPL Coverage Endorsement. Regardless of whether the defense is so tendered, the Insurer shall advance Defense Costs of such Claim prior to its final disposition. Selection of counsel to defend a "Designated Employment Practices Claim" shall be made in accordance with Clause 9 of the EPL Coverage Endorsement.

2. DEFINITIONS

(a) "Claim" means:

(1) a written demand for monetary, non-monetary or injunctive relief (including any request to toll or waive any statute of limitations); or
(2) a civil, criminal, administrative or arbitration proceeding for monetary or non-monetary relief which is commenced by:
(i) service of a complaint or similar pleading; or
(ii) return of an indictment, information or similar document (in the case of a criminal proceeding) or the foreign equivalent thereof; or
(iii) receipt or filing of a notice of charges.; or
(3) a request or demand for arbitration, mediation or other alternative dispute resolution process;

The term "Claim" shall include an Equal Employment Opportunity Commission ("EEOC") (or similar state, local or foreign agency) proceeding or investigation commenced by the filing of a notice of charges, service of a complaint or similar document of which notice has been given to an Insured.

However, in no event, shall the term " Claim" include any labor or grievance proceeding which is subject to a collective bargaining agreement.

(b) "Company" means (i) any Fund and (ii) Subsidiaries, as such terms are respectively defined in the policy.

(c) "Continuity Date" means the date set forth in:

(1) Item 6A of the Declarations with respect to all coverages (other than Outside Entity Coverage);

(2) Item 6B of the Declarations with respect to a Claim made against an Individual lnsured(s) of the Company arising out of such lnsured's service as a director, officer, trustee or governor of an Outside Entity.

(d) "Confidential Information" means any information relating to an identified or identifiable individual or household including, without limitation, information from which an individual may be uniquely and reliably identified or contacted. Confidential Information includes, but is not limited to, biometric information, biometric identifiers, or biometric data.

(e) "Data Privacy Law" means:

(1) the Illinois Biometric Information Privacy Act (BIPA), the California Consumer Privacy Act (CCPA), the General Data Protection Regulation ((EU) 20 16 /67 9 (GDPR)), the New York Stop Hacks and Improve Electronic Data Security Act (SHIELD Act), Family Educational Rights and Privacy Act (FERPA), the Health Insurance Portability and Accountability Act (HIPAA), and any rules or regulations of the foregoing promulgated thereunder and amendments thereto, or any similar federal, state, local or foreign law or amendment to a law; or

(2) that part of any federal, state, local or foreign law governing or relating to the access, obtainment, collection, disclosure, destruction, processing, retention, protection, profiling, sale, sharing, storage, or use of Confidential Information.

(f) "Defense Costs" means reasonable fees (including but not limited to legal fees and experts' fees), costs and expenses consented to by the Insurer, such consent not to be unreasonably withheld or delayed as long as it is in conjunction with clause 8, (including premiums for any appeal bond, attachment bond or similar bond, but without any obligation to apply for or furnish any such bond) resulting solely from the investigation, adjustment, defense and appeal of a Claim against the Insureds, but excluding salaries of officers or Employees of the Company.

(g) Educational Services" means the providing of services by any organization which is authorized by the United States of America or any state or territory thereof or any Foreign Jurisdiction to confer any academic degree. "Educational Services" shall also include services provided by any organization to any organized group of pre-school age children, or services provided by any organization which confers professional licenses or credentials.

(h) Employee(s)" mean any past, present or future employee, whether such employee is in a supervisory, co- worker or subordinate position or otherwise, including any part-time, seasonal and temporary employee or volunteer in his or her capacity as such. An individual who is leased to the Company shall also be an Employee.Any other individual who is contracted to perform work for the Company, or who is an independent contractor for the Company shall also be an Employee.

(i) "Employment Practices Violation(s)" means any actual or alleged:

(1) wrongful dismissal, discharge or termination (either actual or constructive) of employment, including breach of an implied contract;

(2) harassment (including sexual harassment whether "quid pro quo", hostile work environment, "same sex" sexual harassment or otherwise);

(3) discrimination, (including but not limited to discrimination based upon age, gender, race, color, national origin, employment status, religion, sexual orientation or preference, pregnancy, or disability);

(4) Retaliation (including lockouts);

(5) employment-related misrepresentation(s) to an Employee or applicant for employment with the Company or an Outside Entity;

(6) employment-related libel, slander, humiliation, defamation or invasion of privacy;

(7) wrongful failure to employ or promote;

(8) wrongful deprivation of career opportunity, wrongful demotion or negligent Employee evaluation, including the giving of negative or defamatory statements in connection with an employee reference;

(9) wrongful discipline;

(10) failure to grant tenure;

(11) with respect to any of the foregoing items (1) through (10) of this definition: negligent hiring, retention, training or supervision, infliction of emotional distress or mental anguish, failure to provide or enforce adequate or consistent corporate policies and procedures, or violations of an individual's civil rights, but only if the Employment Practices Violation relates to an Employee(s), or applicants for employment, with the Company or an Outside Entity, whether direct, indirect, intentional or unintentional.

With respect to any customer(s), client(s), supplier(s), distributor(s), or any other individual or group of individuals, Employment Practices Violation shall mean any actual or alleged discrimination, sexual harassment or violation of an individual's civil rights relating to such discrimination or sexual harassment, whether direct, indirect, intentional or unintentional.

(j) "EPL Coverage Endorsement Period" means the period of time from the inception date shown in Item 3 of the Declarations to the earlier of the expiration date shown in Item 3 of the Declarations or the effective date of cancellation of this EPL Coverage Endorsement.

(k) "Executive" means:

(1) any past, present and future director, officer, trustee (other than a bankruptcy or liquidator's trustee), observer, governor, management committee member, supervisory board or advisory board or any other executive committee, member of a board of managers or management board;

(2) in the event the Company operates in a Foreign Jurisdiction, any past, present and future person in a position that is equivalent to an executive position listed in Item (1) of this Definition;

(3) any past, present and future General Counsel or Risk Manager (or equivalent position) of the Named Insured; and/or

(4) any past, present and future members of the Fund Advisory Board (the “Advisory Board”), but only in their capacities as such.

(l) “Individual Insured(s)” means: any: (i) Executive of the Company, (ii) Outside Entity Executive and (iii) Employee of any Company.

(m) "lnsured(s)" means any (i) Company and (ii) Individual Insured.

(n) "Insured Employee" means any past, present or future employee, whether such employee is in a supervisory, co-worker or subordinate position or otherwise, including any part-time, seasonal and temporary Employee in his or her capacity as such. An individual who is leased to the Company shall also be an Insured Employee, but only if the Company provides indemnification to such leased individual in the same manner as is provided to the Company's Employees. Any other individual who is contracted to perform work for the Company, or whois an independent contractor for the Company shall also be an Insured Employee, but only if the Company provides indemnification to such individual in the same manner as that provided to the Company's Employees.

(o) "Loss" means damages (including back pay and front pay), judgments, awards, settlements, pre- and post-judgment interest and Defense Costs; however, Loss shall not include: (other than Defense Costs) (1) civil or criminal fines or penalties imposed by law; (2) any amount for which the Insureds are not financially liable or which are without legal recourse to the Insureds; (3) employment-related benefits, stock options, perquisites, deferred compensation or any other type of compensation other than salary, wages or bonus compensation; (4) any liability or costs incurred by any Insured to modify any building or property in order to make said building or property more accessible or accommodating to any disabled person; or any liability or costs incurred in connection with any educational, sensitivity or other corporate program, policy or seminar relating to a Claim alleging discrimination or other Employment Practices Violation; or (5) matters which may be deemed uninsurable under the law pursuant to which this EPL Coverage Endorsement shall be construed. It is further understood and agreed that a determination as to whether or not matters are "deemed uninsurable" for the purposes of this subparagraph (5) shall be governed by such applicable law which most favors the Insured.

Loss shall specifically include, subject to the EPL Coverage Endorsement’s other terms, conditions and exclusions, punitive, exemplary and multiple damages (including the multiple or liquidated damages’ awards under the Age Discrimination in Employment Act and the Equal Pay Act). It is further understood and agreed that the enforceability of the foregoing coverage shall be governed by such applicable law which most favors coverage for punitive, exemplary and multiple damages.

(p) "Medical Services" means the providing of healthcare, medical care or treatment to any individual, including but not limited to any of the following: medical, surgical, psychiatric, mental health, chiropractic, osteopathic, nursing, or other professional healthcare, including the furnishing or dispensing of medications, drugs, blood, blood products or medical, surgical, dental or psychiatric supplies or equipment or the administration or management of healthcare or any healthcare plan.

(q) "Named Insured" means the entity stated in Item 1 of the Declarations.

(r) "Outside Entity" means any entity, whether formed as a Joint venture, limited partnership, limited liability company, limited liability partnership, trust or otherwise, that is not a Company.

(s) "Outside Entity Executive" means any natural person described in Items (i) through (ii) of the definition of "Individual Insured" in their capacity as a director, officer, member of the board of managers or the equivalent position of any Outside Entity provided that: (i) such Individual Insureds are serving at the direction and/or request, or with the consent of the Company; and (ii) such Individual Insureds are entitled to indemnification by the Named Insured as of the date of the occurrence of the alleged Wrongful Act.
In the event of a disagreement between any Insured and the Named Insured as to whether such Insured was acting "at the direction and/or request, or with the consent" of a Company, it is hereby understood and agreed that this coverage shall be determined by the Named Insured on this issue, and such determination shall be made by written notice to the Insurer within (90) days after the Claim against the Insured is made.

(t) “Retaliation” means a wrongful act of an Insured relating to or alleged to be in response to any of the following activities: (1) the disclosure or threat of disclosure by an Employee of the Company or an Outside Entity to a superior or to any government agency of any act by an Insured which act is alleged to be a violation of any federal, state, local or foreign law, common or statutory, or any rule or regulation promulgatedthereunder: (2) the actual or attempted exercise by an Employee of the Company or an Outside Entity of any right that such Employee has under law, including rights under worker's compensation laws, the Family and

Medical Leave Act, the Americans with Disabilities Act, or any other law relating to employee rights; (3) the filing of any claim under the Federal False Claims Act or any other federal, state, local or foreign "whistle- blower" law; or (4) strikes of an Employee of the Company or an Outside Entity.

3. EXTENSIONS

Subject otherwise to the terms hereof, this EPL Coverage Endorsement shall cover Loss arising from any Claims made against the estates, heirs, or legal representatives of deceased Individual Insureds, and the legal representatives of Individual Insureds in the event of incompetency, insolvency or bankruptcy, who were Individual Insureds at the time the Employment Practices Violations upon which such Claims are based were committed. Subject otherwise to the terms hereof, this EPL Coverage Endorsement shall cover Loss arising from all Claims made against the lawful spouse (whether such status is derived by reason of statutory law, common law or otherwise of any applicable jurisdiction in the world) of an Individual Insured for all Claims arising solely out of his or her status as the spouse of an Individual Insured, including a Claim that seeks damages recoverable from marital community property, property jointly held by the Individual Insured and the spouse, or property transferred from the Individual Insured to the spouse; provided, however, that this extension shall not afford coverage for any Claim for any actual or alleged Employment Practices Violation of the of the lawful spouse.

4. EXCLUSIONS

The Insurer shall not be liable to make any payment for Loss in connection with a Claim made against an Insured:

(a) arising out of or resulting from the committing of any deliberate criminal or deliberate fraudulent act by the Insured, if a final adjudication adverse to the Insured in an underlying proceeding establishes that suchdeliberate criminal or deliberate fraudulent act occurred.

The Employment Practices Violation of an Insured shall not be imputed to any other Insured for the purpose of determining the applicability of the foregoing exclusion 4(a).

(b) alleging, arising out of, based upon or attributable to the facts alleged, or to the same or essentially the same facts or Employment Practices Violations alleged or contained in any Claim which has been reported, or in any circumstances of which notice has been given by the Insured and wherein such notice has been formally acknowledged by the Insurer as having fully complied with the requirements set forth in Section 7(c) of the NOTICE/CLAIM REPORTING PROVISIONS, under any policy of which this EPL Coverage Endorsement is a renewal or replacement;

(c) alleging, arising out of, based upon or attributable to any pending or prior: (1) litigation; or (2) EEOC (or similar state, local or foreign agency) proceeding or investigation of which an Insured had notice, as of the Continuity Date, or alleging or derived from the same or essentially the same facts as alleged in such pending or prior litigation or EEOC (or similar state, local or foreign agency) proceeding or investigation;

(d) alleging, arising out of, based upon or attributable to any actual or alleged act or omission of an Individual Insured serving in any capacity, other than as a director, officer, management committee member, member of the Board of Managers or Employee of the Company, or as a director, officer, trustee or governor of an Outside Entity;

(e) for any Employment Practices Violation arising out of the Insured serving in a capacity as an Outside Entity Executive if such Claim is brought by the Outside Entity or an executive thereof;

(f) for bodily injury, sickness, disease, or death of any person, or damage to or destruction of any tangible property, including the loss of use thereof; provided, however, that this exclusion will not apply to any alleged mental anguish or emotional distress;

(g) for violation(s) of any of the responsibilities, obligations or duties imposed by the Employee Retirement Income Security Act of 1974, the Fair Labor Standards Act (except the Equal Pay Act), the National Labor Relations Act, the Worker Adjustment and Retraining Notification Act, the Consolidated Omnibus Budget Reconciliation Act, the Occupational Safety and Health Act, any rules or regulations of the foregoing promulgated thereunder, and amendments thereto or any similar provisions of any federal, state, local or foreign statutory law or common law; provided, however, this exclusion shall not apply to a Claim for Retaliation;

(h) for any obligation pursuant to any worker's compensation, disability benefits, unemployment compensation, unemployment insurance, retirement benefits, social security benefits or similar law; provided, however, this exclusion shall not apply to a Claim for Retaliation.

(i) alleging, arising out of, based upon or attributable to any actual or alleged contractual liability of the Company or any other Insured under any express employment contract or agreement; provided, however, that this exclusion shall not apply to:

(1) the portion of a Claim for Loss constituting Defense Costs; provided that such Claim for Loss alleges an Employment Practices Violation as defined in subparagraphs (2) or (3) of the Definition of Employment Practices Violation(s);

(2) Loss arising out of mental anguish or emotional distress;

(3) Loss to the extent any liability does not arise under contract or agreement; or

(4) Liability which would have attached in the absence of such express contract or agreement.

(j) alleging, arising out of, based upon or attributable to any Claim brought by a securities holder of the Company or an Outside Entity in their capacity as such in the form of a shareholder class, direct or derivative action on behalf of the Company or an Outside Entity.

(k) for any violation of a Data Privacy Law; or

(I) alleging, arising out of, based upon or attributable to any:

(1) failure to protect Confidential Information;

(2) wrongful access, obtainment, collection, disclosure, destruction, processing, profiling, retention, sale, sharing, storage, or use of Confidential Information; or

(3) failure to comply with those parts of a Company's privacy policy that relate to the manner in which a Company accesses, obtains, collects, discloses, destroys, processes, retains, protects, sells, shares, stores, uses, or provides access to, Confidential Information;

provided, however, that the foregoing subparagraph (k) shall not apply to the extent that a Claim is for an Employment Practices Violation, other than employment-related misrepresentation(s) to or employment- related invasion of privacy of an Employee of or an applicant for employment with a Company or an Outside Entity as described in subparagraphs (5) and (6), respectively, of the definition of Employment Practices Violation.

For the purpose of determining the applicability of the foregoing exclusions (including exclusion 4(a)): the facts pertaining to or knowledge possessed by any Individual Insured shall not be imputed to any other Individual Insured.

5. LIMIT OF LIABILITY (INCLUDING DEFENSE COSTS)
The limit of liability stated in Item 4 of the Declarations is the aggregate limit of the Insurer's liability for all Loss, under Coverage I, Coverage II and Coverage Ill of this policy and Coverage IV of this endorsement combined arising out of all Claims first made against the Insureds during the EPL Coverage Endorsement Period or the Extended Reporting Period (if applicable); however, the Limit of Liability for the Extended Reporting Period shall be part of, and not in addition to, the Limit of Liability for the EPL Coverage Endorsement Period. Further, any Claim which is made subsequent to the EPL Coverage Endorsement Period or Extended Reporting Period (if applicable) which, pursuant to Clause 9 (2) or 9 (3), is considered made during the EPL Coverage Endorsement Period or Extended Reporting Period shall also be subject to the one aggregate Limit of Liability stated in Item 4 of the Declarations.

Defense Costs are subject to, part of, and not payable by the Insurer in addition to the limit of liability.

The Limit of Liability stated in Item 2 of the Endorsement Declarations page is the limit of the Insurer's liability for all Loss under Coverage IV combined, arising out of all claims first made against the Insureds and reported to the Insurer during the EPL Coverage Endorsement Period and the Extended Reporting Period (if applicable); however,the Limit of Liability for the Extended Reporting Period shall be part of, and not in addition to, the Limit of Liabilityfor the EPL Coverage Endorsement Period. Further, any Claim which is made subsequent to the EPL Coverage

Endorsement Period or Extended Reporting Period (if applicable) which pursuant to Clause 9(2) or 9(3) is considered made during the EPL Coverage Endorsement Period or Extended Reporting Period shall also be subject to the one aggregate Limit of Liability stated in Item 2 of the Endorsement Declarations page. The Limit of Liability stated in Item 2 of the Endorsement Declarations shall in all events be part of and not in addition to the Limit of Liabilitystated in Item 4 of the EPL Coverage Endorsement Declarations and shall in no way increase the Limit of Liability as therein stated.

6. RETENTION CLAUSE
The Insurer shall only be liable for the amount of Loss arising from a Claim, which is in excess of the retention amount stated in Item 3 of the Endorsement Declarations, such retention amount to be borne by the Insured and shall remain uninsured. A single retention amount shall apply to all amounts payable hereunder arising from all Claims alleging the same Employment Practices Violation or related Employment Practices Violation.

7. NOTICE/CLAIM REPORTING PROVISIONS

Notice hereunder shall be given: (i) in writing to the address set forth in the Declarations; or (ii) by e-mail communication to the email address set forth in the Declarations. If mailed or e-mailed, the date of mailing of such notice shall constitute the date that such notice was given and proof of mailing or e-mailing shall be sufficient proof of notice. A Claim shall be considered to have been first made against an Insured when written notice of such Claim is received by any Insured or by the Insurer, whichever comes first.

(a) The Insured shall, as a condition precedent to the obligations of the Insurer under this EPL Coverage Endorsement, give written notice of a claim or Claim made against the Insured as soon as practicable after a VicePresident in the Fidelity Insurance and Risk Management Department first becomes aware of the Claim andupon the earliest occurrence of the following:

(1) The Claim is or is sought to be certified as a class action; or

(2) The Claim is brought by more than one claimant or is sought to be consolidated with another claim brought by another claimant; or

(3) The Claim alleges sexual harassment or discrimination by or against a duly elected or appointed corporate director or officer of the Company; or

(4) Total Loss (including Defense Costs) of the Claim is reasonably estimated by the Risk Manager, Human Resources Director or Office of General Counsel (or if no such positions exist, then the equivalent position) to exceed 50% of the applicable Retention amount stated in Item 5. of the Declarations,

but in all events, all Claims, including but not limited to those Claims listed in 7(a) (1) through (4) above, shall be reported to the Insurer no later than:

(i) the end of the EPL Coverage Endorsement Period or during the Extended Reporting Period (if applicable); or

(ii) within sixty (60) days after the end of the EPL Coverage Endorsement Period or the Extended Reporting Period (if applicable), as long as such Claim was first made against an Insured within the final sixty (60) days of the end of the EPL Coverage Endorsement Period or the Extended Reporting Period (if applicable). It being understood and agreed that the limitations provided in subparagraphs (i) and (ii) above shall not applyunless the Insurer has been materially prejudiced by the non-compliance with such provisions.

The Named Insured shall be entitled to report Claims, other than those Claims listed in 7(a) (1) through (4) above, by submitting a quarterly bordereau of such Claims, commencing on the inception date of this EPL Coverage Endorsement; provided that in all events all bordereaus must be reported to the Insurer no later than the end of the EPL Coverage Endorsement Period. The bordereau shall include copies of pertinent background documentation descriptive of any such Claim to the same extent as if such Claim were being reported individually and not on the bordereau. Any such bordereau may also contain notice of circumstances that may give rise to Claims pursuant to the terms and conditions of Clause 7 (c).

(b) If during the EPL Coverage Endorsement Period or during the Extended Reporting Period (if applicable), written notice of a Claim has been given to the Insurer pursuant to Clause 7(a) above, then any Claim which is subsequently made against the Insured and reported to the Insurer alleging, arising out of, based upon or

attributable to the facts alleged in the Claim for which such notice has been given, or alleging any Employment Practices Violation which is the same as or related to any Employment Practices Violation alleged in the Claim of which such notice has been given, shall be considered related to the first Claim and made at the time such notice was given.

(c) If during the EPL Coverage Endorsement Period or during the Extended Reporting Period (if applicable), the Insured shall become aware of any circumstances which may reasonably be expected to give rise to a Claim being made against the Insured and shall give written notice to the Insurer of the circumstances and the reasons for anticipating such a Claim, with full particulars as to dates and persons involved, then any Claim which is subsequently made against the Insured and reported to the Insurer alleging, arising out of, based upon or attributable to such circumstances or alleging any Employment Practices Violation which is the same as or related to any Employment Practices Violation alleged or contained in such circumstances, shall be considered made at the time such notice of such circumstances was given.

8. DEFENSE, SETTLEMENTS, JUDGMENTS (INCLUDING THE ADVANCEMENT OF DEFENSE COSTS)

The Insurer does not assume any duty to defend, provided, however, the Named Insured may at its sole option tender the defense of a Claim for which coverage is provided by this EPL Coverage Endorsement to the Insurer in accordance with this Clause 8 of the EPL Coverage Endorsement. The Named Insured shall exercise this right by giving written notice to the Insurer pursuant to Clause 7 of this EPL Coverage Endorsement. This right shall terminate if not exercised within 30 days of the date the Claim is first made against an Insured, pursuant to Clause 7 of the EPL Coverage Endorsement. Further, from the date the Claim is first made against the Insureds to the date when the Insurer accepts the tender of the defense of such Claim, the Insureds shall take no action, or fail to take any required action, that prejudices the rights of the Insureds or the Insurer with respect to such Claim. Providedthat the Insureds have complied with the foregoing, the Insurer shall be obligated to assume the defense of the Claim, even if such Claim is groundless, false or fraudulent. The assumption of the defense of the Claim shall be effective upon written confirmation sent thereof by the Insurer to the Named Insured. Once the defense has beenso tendered, the Insured shall have the right to effectively associate with the Insurer in the defense and the negotiation of any settlement of any Claim, subject to the provisions of this Clause 8. However, the Insurer shall not be obligated to defend such Claim after the Limit of Liability has been exhausted, or after an Insured's rejection of a Settlement Opportunity as defined in this Clause 8. Regardless of whether the defense of a Claim is so tendered pursuant to Clause 8, the Insurer shall advance Defense Costs pursuant to applicable law no later than ninety (90) days from date of the written request of the Insured, Defense Costs prior to the final disposition of a Claim. Such advanced payments by the Insurer shall be repaid to the Insurer by the Insureds or the Company, severally accordingto their respective interests, in the event and to the extent that the Insureds or the Company shall not be entitled under the terms and conditions of this EPL Coverage Endorsement to payment of such Loss. Selection of counsel to defend a "Designated Employment Practices Claim" shall be made in accordance with Clause 9 of the EPL Coverage Endorsement.

The Insureds shall not admit or assume any liability, enter into any settlement agreement, stipulate to any judgment, or incur any Defense Costs without the prior written consent of the Insurer, such consent not to be unreasonably withheld or delayed.

Only those settlements, stipulated judgements and Defense Costs which have been consented to by the Insurer shallbe recoverable as Loss under the terms of this EPL Coverage Endorsement. The Insurer's consent shall not be unreasonably withheld, provided that the Insurer, when it has not assumed the defense of a Claim pursuant to this Clause 8, shall be entitled to effectively associate in the defense and the negotiation of any settlement of any Claim, and provided further that in all events the Insurer may withhold consent to any settlement, stipulated judgment or Defense Costs, or any portion thereof, to the extent such Loss is not covered under the terms of this EPL Coverage Endorsement.

The Insurer shall have the right to effectively associate with the Company in the defense of any Claim that appears reasonably likely to involve the Insurer, including but not limited to negotiating a settlement. The Insureds shall give the Insurer full cooperation and such information as it may reasonably require.

9. SUBROGATION

   In the event of any payment under this EPL Coverage Endorsement, the Insurer shall be subrogated to the extent of such payment to all the Insureds' rights of recovery thereof and the Insureds shall execute all papers required and shall do everything that may be necessary to secure such rights In no event, however, shall the Insurer exercise its rights of subrogation against an Insured under this EPL Coverage Endorsement unless such Insured has beenconvicted of a deliberate criminal act, or been determined, through a final non-appealable adjudication, to have committed a deliberate fraudulent act, or obtained any profit or advantage to which such Insured was not legally entitled.

10. OTHER INSURANCE AND INDEMNIFICATION

    Unless expressly written to be excess over other applicable insurance, it is intended that the insurance provided by this EPL Coverage Endorsement shall be primary.

    In the event of a Claim against an Individual Insured arising out of his or her service as an Outside Entity Executive or a Claim against a leased Employee as described in definition (g) of Clause 2, coverage as is afforded by this EPL Coverage Endorsement shall be specifically excess of indemnification provided by such Outside Entity or such leasingcompany and any valid and collectible insurance provided to such Outside Entity or such leasing company.

    Further, in the event other insurance is provided: to an Outside Entity or to a leasing company; or for a Claim brought by a customer, client or other individual or group of individuals, (other than an Employee or applicant for employment with the Company or an Outside Entity); or under any pension trust or employee benefit plan fiduciary liability insurance policy, and such other insurance is provided by the Insurer (or would be provided but for the application of the retention amount, exhaustion of the limit of liability or failure to submit a notice of a Claim) then the Insurer's maximum aggregate Limit of Liability for all Losses combined in connection with a Claim covered, in part or in whole, by this EPL Coverage Endorsement and such other insurance policy issued by the Insurer shall not exceed the greater of the Limit of Liability of this EPL Coverage Endorsement or the limit of such other insurance policy issued by the Insurer.

11. ASSIGNMENT

    This EPL Coverage Endorsement and any and all rights hereunder are not assignable without the written consent of the Insurer.

12. LIBERALIZATION CLAUSE

    In the event that the Insurer shall announce either: (1) a new Employment Practices Insurance policy form; or (2) an enhancement of coverage endorsement to this EPL Coverage Endorsement form, which is to be made available to allInsureds and for which no additional premium is required, then the Named Insured shall have the right to such new policy or such new coverage enhancement endorsement subject to all underwriting information or particulars as the Insurer may require for such new policy or enhanced coverage

13. HEADINGS

    The descriptions in the headings of this EPL Coverage Endorsement are solely for convenience, and form no part of the terms and conditions of coverage.

CHUBB®

ACE American Insurance Company

Excess Liability Insurance Policy Declarations

This Policy is issued by the stock insurance company listed above (herein "Insurer").

UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY IS A CLAIMS MADE POLICY WHICH COVERS ONLY CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. PLEASE READ THIS POLICY CAREFULLY.

Policy No.	DOX G23656280 017	
Item 1.	Insured Company: Principal Address:	All Fidelity Funds c/o FMR LLC 88 Black Falcon, First Floor, East Side, Suite 167 Mail Zone V7E Boston, MA 02210
Item 2.	Coverages Provided:	Excess Liability Insurance Policy
Item 3.	Followed Policy: Insurer: Policy Number:	Fund Policy Berkshire Hathaway Specialty Insurance Company 47-EPF-315881-04
Item 4.	Policy Period: From 12:01 A.M. 07/01/2024 To 12:01 A.M. 07/01/2025 (Local time at the address shown in Item 1.)	
Item 5.	Aggregate Limit of Liability: $10,000,000 for all Loss under all Coverages combined.	
Item 6.	Premium: $402,500 Discovery Period Premium: 150% of the Policy Premium	
Item 7.	**NOTICE TO INSURER** **A. Notice of Claim, Wrongful Act or Loss:** Chubb P.O. Box 5105 Scranton, PA 18505-0518 Fax: 877-746-4641 Email address for submitting Management Liability Claims, ChubbClaimsFirstNotice@Chubb.com Email address for all other correspondence WorkViewFLChubbIncoming@chubb.com **B. All other notices:** Chubb, Financial Lines Attention: Chief Underwriting Officer 1133 Avenue of the Americas, 32nd Floor New York, NY 10036	

Item 8. Schedule of Underlying Policies:

Insurer	Policy Number	Limits	Primary or Excess	Policy Period
Berkshire Hathaway Specialty Insurance Company	47-EPF-315881-04	$10,000,000	Primary	07/01/2024-07/01/2025

Item 9. Prior Or Pending Proceeding Date: N/A

THESE DECLARATIONS, TOGETHER WITH THE COMPLETED AND SIGNED APPLICATION AND THE POLICY FORM ATTACHED HERETO, CONSTITUTE THE INSURANCE POLICY.

Date: 07/24/2024

JOHN J. LUPICA, President

Authorized Representative

CHUBB®

ACE American Insurance Company

Excess Liability Insurance Policy

I. INSURING CLAUSE

The Insurer agrees to provide insurance coverage to the Insureds in accordance with the terms and conditions of the Followed Policy, except as otherwise provided herein.

II. LIMIT OF LIABILITY

A. It is expressly agreed that liability for any covered Loss shall attach to the Insurer only after:

1. the insurer(s) of the Underlying Policies;
2. another insurer;
3. the Insureds; or,
4. any other person or entity,

shall have paid the full amount of the Underlying Limit and the full amount of the retention, if any, applicable to the primary Underlying Policy has been paid. Nothing in this subsection shall preclude the Insurer of this Policy from considering any of the other terms, conditions, limitations and exclusions of this Policy or the Followed Policy, in determining whether any Loss is covered under this Policy. The Insurer shall then be liable to pay only covered Loss in excess of such Underlying Limit up to its Aggregate Limit of Liability as set forth in Item 5 of the Declarations.

B. In the event and only in the event of the reduction or exhaustion of the Underlying Limit by reason of the payment of Loss otherwise covered hereunder, then this policy shall, subject to the Aggregate Limit of Liability set forth in Item 5 of the Declarations: (i) in the event of reduction, pay excess of the reduced Underlying Limit, and (ii) in the event of exhaustion, continue in force as primary insurance; provided always that in the latter event this policy shall only pay excess of the retention applicable to the exhausted primary Underlying Policy, which retention shall be applied to any subsequent Loss in the same manner as specified in such primary Underlying Policy.

III. DEFINITIONS

A. The terms “Insurer”, “Followed Policy”, “Underlying Policies”, “Policy Period” and “Aggregate Limit of Liability” have the meanings attributed to them in the Declarations.

B. The term “Underlying Limit” means an amount equal to the aggregate of all limits of liability as set forth in Item 8 of the Declarations for all Underlying Policies, plus the uninsured retention, if any, applicable to the Underlying Policy.

IV. UNDERLYING INSURANCE

A. This policy is subject to the same representations as are contained in the Application for the Followed Policy and the same terms, definitions, conditions, exclusions and limitations (except as regards the premium, the limits of liability, the policy period and except as otherwise provided herein) as are contained in or as may be added to the Followed Policy. In no event shall this policy grant broader coverage than would be provided by the Followed Policy.

B. If the Underlying Policies are not maintained in full effect during the Policy Period, the Insurer shall not be liable under this policy to a greater extent than it would have been had such Underlying Policies been so maintained.

C. If during the Policy Period or any Discovery Period the terms and conditions of the Followed Policy are changed in any manner, the Insureds shall give to the Insurer written notice of the full particulars thereof as

soon as practicable. This policy shall become subject to any such changes, provided that the Insureds shall pay any additional premium reasonably required by the Insurer for such changes.

If the terms or conditions of the Followed Policy are changed in any manner or differ in any respect from the binder for such Followed Policy, the Insurer shall have 30 days after receipt of the Followed Policy containing such changes to provide written objection to such changes. If such written objection is provided, such changes shall not apply to this policy and no coverage related to such changes shall apply. If such written objection is not provided within the time frame captioned above, such changes shall apply.

D. This policy shall follow the terms and conditions of any Prior or Pending Proceeding Exclusion, Prior or Pending Litigation Exclusion, or similar exclusion in the Followed Policy, but with respect to the application of such exclusion to this policy, the Prior or Pending Proceeding Date set forth in Item 9 of the Declarations shall apply.

V. GENERAL CONDITIONS

A. Discovery Period Premium: If the Insureds elect a discovery period or extended reporting period ("Discovery Period") as set forth in the Followed Policy following the cancellation or non-renewal of this policy, the Insureds shall pay to the Insurer the additional premium set forth in Item 6 of the Declarations.

B. Notice: All notices under this policy shall be given as provided in the Followed Policy and shall be properly addressed to the appropriate party at the respective address as shown in the Declarations.

C. Claim Participation: The Insurer shall be given the opportunity to effectively associate with the Insureds in the investigation, settlement or defense of any Claim even if the Underlying Limit has not been exhausted.

CHUBB

SIGNATURES

Named Insured			Endorsement Number
All Fidelity Funds			**1**
Policy Symbol	Policy Number	Policy Period	Effective Date of Endorsement
DOX	**G23656280 017**	**07/01/2024 to 07/01/2025**	**07/01/2024**
Issued By (Name of Insurance Company)			
ACE American Insurance Company			

THE ONLY COMPANY APPLICABLE TO THIS POLICY IS THE COMPANY NAMED ON THE FIRST PAGE OF THE DECLARATIONS.

By signing and delivering the policy to you, we state that it is a valid contract.

INDEMNITY INSURANCE COMPANY OF NORTH AMERICA (A stock company)
BANKERS STANDARD INSURANCE COMPANY (A stock company)
ACE AMERICAN INSURANCE COMPANY (A stock company)
ACE PROPERTY AND CASUALTY INSURANCE COMPANY (A stock company)
INSURANCE COMPANY OF NORTH AMERICA (A stock company)
PACIFIC EMPLOYERS INSURANCE COMPANY (A stock company)
ACE FIRE UNDERWRITERS INSURANCE COMPANY (A stock company)
WESTCHESTER FIRE INSURANCE COMPANY (A stock company)

436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

BRANDON PEENE, Secretary

JOHN J. LUPICA, President

Authorized Representative

CHUBB

TIE-IN OF LIMITS

Named Insured **All Fidelity Funds**			Endorsement Number **2**
Policy Symbol **DOX**	Policy Number **G23656280 017**	Policy Period **07/01/2024 to 07/01/2025**	Effective Date of Endorsement **07/01/2024**
Issued By (Name of Insurance Company) **ACE American Insurance Company**			

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

It is agreed that:

1. Section I, **INSURING CLAUSE**, is amended to add the following:

   However, the Insurer shall not follow any term or condition of the Followed Policy that ties-in or otherwise reduces the limit of liability of the Followed Policy as a result of loss under another policy issued by the insurer of the Followed Policy, or any affiliate thereof, including but not limited to Endorsement #2 – Tie In of Limits Endorsement (Fidelity) of the Followed Policy.

2. Section II, **LIMIT OF LIABILITY**, is amended to add the following:

   Notwithstanding any terms or conditions of this policy which might be construed otherwise, the maximum aggregate liability of the Insurer and any of its affiliates under this policy and the XS FMR Funds Bond, or any direct or indirect renewal or replacement thereof, combined, for all XS FMR Funds Loss, shall be $10,000,000. Any XS FMR Funds Loss paid under the XS FMR Funds Bond shall reduce by such amount the available Limit of Liability for XS FMR Funds Loss under this policy, and any XS FMR Funds Loss paid under this policy shall reduce by such amount the available Limit of Liability under the XS FMR Funds Bond. Nothing in this paragraph shall serve to increase the aggregate Limit of Liability of this policy or the XS FMR Funds Bond, which shall be the maximum liability of the Insurer under the applicable bond or policy.

   For the purpose of this Section II, the following definitions apply:

   - XS FMR Funds Bond means Excess Bond No. 82484869 issued by Federal Insurance Company.
   - XS FMR Funds Loss means otherwise covered Loss for Claims made against Insureds under this policy, and for otherwise covered loss for claims made against such insureds under the XS FMR Funds Bond.

   However, this policy shall recognize reduction or exhaustion of a maximum of $10,000,000 under the Followed Policy because of the tie-in or other reduction of the limit of liability as a result of loss under another policy issued by the insurer of the Followed Policy, or any affiliate thereof, as set forth in Endorsement #2 – Tie In of Limits Endorsement (Fidelity) of the Followed Policy.

All other terms and conditions of this policy remain unchanged.

Authorized Representative

CHUBB

AMEND LIMIT OF LIABILITY

Named Insured **All Fidelity Funds**			Endorsement Number **3**
Policy Symbol **DOX**	Policy Number **G23656280 017**	Policy Period **07/01/2024 to 07/01/2025**	Effective Date of Endorsement **07/01/2024**
Issued By (Name of Insurance Company) **ACE American Insurance Company**			

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

It is agreed that Section II, Limit of Liability, is deleted in its entirety and the following is inserted:

A. It is expressly agreed that liability for any covered Loss shall attach to the Insurer only after:

1. the insurer(s) of the Underlying Policies;
2. another insurer;
3. the Insureds; or,
4. any other person or entity,

shall have paid the full amount of the Underlying Limit and the full amount of the retention, if any, applicable to the primary Underlying Policy has been paid. Nothing in this subsection shall preclude the Insurer of this Policy from considering any of the other terms, conditions, limitations and exclusions of this Policy or the Followed Policy, in determining whether any Loss is covered under this Policy. The Insurer shall then be liable to pay only Loss in excess of such Underlying Limit up to its Aggregate Limit of Liability as set forth in Item 5 of the Declarations.

B. In the event and only in the event of the reduction or exhaustion of the Underlying Limit by reason of the payment of Loss as described in section A above then this policy shall, subject to the Aggregate Limit of Liability set forth in Item 5 of the Declarations: (i) in the event of reduction, pay excess of the reduced Underlying Limit, and (ii) in the event of exhaustion, continue in force as primary insurance; provided always that in the latter event this policy shall only pay excess of the retention applicable to the exhausted primary Underlying Policy, which retention shall be applied to any subsequent Loss in the same manner as specified in such primary Underlying Policy.

All other terms and conditions of this policy remain unchanged.

Authorized Representative

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured **All Fidelity Funds**			Endorsement Number **4**
Policy Symbol **DOX**	Policy Number **G23656280 017**	Policy Period **07/01/2024 to 07/01/2025**	Effective Date of Endorsement **07/01/2024**
Issued By (Name of Insurance Company) **ACE American Insurance Company**			

Recognize Various Sub-Limits Endorsement

It is agreed that Section II, Limit of Liability, is amended to add the following:

In the event of exhaustion of any Sub-limit of Liability of the Followed Policy listed directly below, and solely with respect to such Sub-limit of Liability, this policy shall provide coverage for each such Sub-Limit, respectively, pursuant to the terms and conditions of the Followed Policy, as amended by the terms and conditions of this policy, up to the corresponding Limit of Liability per occurrence (listed directly below in this endorsement). Except for the sub-limited coverages specifically referenced directly below in this endorsement, nothing herein shall be construed as relieving the exhaustion requirements or accelerating the Insurer's payment obligations with respect to any other coverage offered under the Followed Policy. In no event shall the Sub-Limits of Liability stated in this endorsement be stacked or added together.

Coverage subject to Sub-Limit of Liability	Sub-Limit of Liability
1. Derivative Investigations	$250,000

All other terms and conditions of this policy remain unchanged.

Authorized Representative

TRADE OR ECONOMIC SANCTIONS ENDORSEMENT

Named Insured			Endorsement Number
All Fidelity Funds			**5**
Policy Symbol **DOX**	Policy Number **G23656280 017**	Policy Period **07/01/2024 to 07/01/2025**	Effective Date of Endorsement **07/01/2024**
Issued By (Name of Insurance Company) **ACE American Insurance Company**			

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This insurance does not apply to the extent that trade or economic sanctions or similar laws or regulations prohibit us from providing insurance, including, but not limited to, the payment of claims. All other terms and conditions of policy remain unchanged.

____
Authorized Agent

CHUBB®

DISCLOSURE PURSUANT TO TERRORISM RISK INSURANCE ACT

Named Insured **All Fidelity Funds**			Endorsement Number **6**
Policy Symbol **DOX**	Policy Number **G23656280 017**	Policy Period **07/01/2024 to 07/01/2025**	Effective Date of Endorsement **07/01/2024**
Issued By (Name of Insurance Company) **ACE American Insurance Company**			

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Disclosure Of Premium

In accordance with the federal Terrorism Risk Insurance Act, we are required to provide you with a notice disclosing the portion of your premium, if any, attributable to coverage for terrorist acts certified under the Terrorism Risk Insurance Act. The portion of your premium attributable to such coverage is shown in this endorsement or in the policy Declarations.

Disclosure Of Federal Participation In Payment Of Terrorism Losses

The United States Government, Department of the Treasury, will pay a share of terrorism losses insured under the federal program. The federal share equals; 80% of that portion of the amount of such insured losses that exceeds the applicable insurer retention. However, if aggregate insured losses attributable to terrorist acts certified under the Terrorism Risk Insurance Act exceed $100 billion in a calendar year, the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

Cap On Insurer Participation In Payment Of Terrorism Losses

If aggregate insured losses attributable to terrorist acts certified under the Terrorism Risk Insurance Act exceed $100 billion in a calendar year and we have met our insurer deductible under the Terrorism Risk Insurance Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

COVERAGE OF “ACTS OF TERRORISM” AS DEFINED BY THE REAUTHORIZATION ACT WILL BE PROVIDED FOR THE PERIOD FROM THE EFFECTIVE DATE OF YOUR NEW OR RENEWAL POLICY THROUGH THE EARLIER OF THE POLICY EXPIRATION DATE OR DECEMBER 31, 2027. EFFECTIVE DECEMBER 31, 2027 THE TERRORISM RISK INSURANCE PROGRAM REAUTHORIZATION ACT EXPIRES.

Terrorism Risk Insurance Act premium: $0.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured **All Fidelity Funds**			Endorsement Number **7**
Policy Symbol **DOX**	Policy Number **G23656280 017**	Policy Period **07/01/2024 to 07/01/2025**	Effective Date of Endorsement **07/01/2024**
Issued By (Name of Insurance Company) **ACE American Insurance Company**			

Cap On Losses From Certified Acts Of Terrorism

A. If aggregate insured losses attributable to terrorist acts certified under the federal Terrorism Risk Insurance Act exceed $100 billion in a calendar year and we have met our insurer deductible under the Terrorism Risk Insurance Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

   “Certified act of terrorism” means an act that is certified by the Secretary of the Treasury, in accordance with the provisions of the federal Terrorism Risk Insurance Act, to be an act of terrorism pursuant to such Act. The criteria contained in the Terrorism Risk Insurance Act for a “certified act of terrorism” include the following:

   1. The act resulted in insured losses in excess of $5 million in the aggregate, attributable to all types of insurance subject to the Terrorism Risk Insurance Act; and

   2. The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

B. The terms and limitations of any terrorism exclusion, or the inapplicability or omission of a terrorism exclusion, do not serve to create coverage for any “loss” that is otherwise excluded under this Policy.

All other terms and conditions of this Policy remain unchanged.

____
Authorized Representative

CHUBB®

U.S. Treasury Department's Office Of Foreign Assets Control ("OFAC") Advisory Notice to Policyholders

This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

CHUBB®

Chubb Producer Compensation
Practices & Policies

Chubb believes that policyholders should have access to information about Chubb's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.chubbproducercompensation.com or by calling the following toll-free telephone number: 1-866-512-2862.

This page is intentionally left blank

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producer-compensation or by calling 1-800-706-3102.

AIG

National Union Fire Insurance Company of Pittsburgh, Pa. ®

A capital stock company

Policy Number: 01-307-65-49 Replacement of: 01-240-58-16

EXCESS EDGE®

NOTICES: Depending on the terms, conditions and limitations of the Followed Policy, this policy may (1) only provide coverage for loss from claims first made or first made and reported during its Policy Period; (2) have its limit of liability reduced by the payment of defense costs and/or claim expenses, and (3) not impose a duty to defend on the Insurer. Please read the Followed Policy and this policy carefully and discuss the coverage provided thereunder and hereunder with your insurance agent or broker.

DECLARATIONS

Policyholder:	All Fidelity Funds
Policyholder Address:	c/o FMR LLC 88 Black Falcon, 1st Floor,East Side,Suite 167, BOSTON, MA 2210
Policyholder Domicile:	Massachusetts
Insurer Address:	1271 Ave of Americas, FL 37 New York, NY 10020-1304
Claims Address: e-mail:	c-claim@AIG.com
Mail:	AIG, Financial Lines Claims P.O. Box 25947 Shawnee Mission, KS 66225

Limit of Liability:	$	10,000,000
Total Underlying Limits:	$	20,000,000
Policy Period: From:		July 1, 2024
To:		July 1, 2025
Premium:	$	282,190
TRIA Premium		0
		^^

SCHEDULE OF UNDERLYING COVERAGE

	Underlying Insurer	Underlying Policy	Underlying Limit	Underlying Policy Period
	PLEASE SEE ATTACHED SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM			

The **Policy Period** incepts and expires as of 12:01 A.M. at the **Policyholder Address.** Terms with **"Bold"** typeface are used in this policy with the meanings and values ascribed to them above; however, subject to the Changes clause, the **"Followed Policy"** means the policy in the Schedule with an "*" at the beginning of its row, but only with respect to the following **Followed Coverage Section(s)**: PLEASE SEE ATTACHED SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM.'**TRIA Premium**' means the premium for Certified Acts of Terrorism Coverage under Terrorism Risk Insurance Act, as amended. Amount indicated above is included in **Premium.** A copy of the TRIA disclosure sent with the original quote is attached hereto.

1785092

In consideration of the payment of the premium, National Union Fire Insurance Company of Pittsburgh, Pa.® (the "**Insurer**") and insureds agree as follows:

INSURING AGREEMENT This policy shall provide coverage in accordance with the same terms, conditions and limitations of the **Followed Policy**, as modified by and subject to the terms, conditions and limitations of this policy.

The **Insurer's** coverage obligations under this policy attach to the **Insurer** only after the **Total Underlying Limits** have been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of amounts covered under the **Underlying Policies**. This policy shall continue in force as primary insurance only upon the exhaustion of the **Total Underlying Limits** by reason of such payments and satisfaction of any applicable retention. This policy shall recognize erosion of an **Underlying Limit** of an **Underlying Policy** through payments by others of covered amounts under that **Underlying Policy**. The risk of uncollectability of any part of the **Total Underlying Limits**, for any reason, is expressly retained by the **Policyholder** and any insureds, and is not insured under this policy or assumed by the **Insurer**.

LIMIT OF LIABILITY The **Limit of Liability** is the aggregate limit of the **Insurer's** liability for all coverage under this policy.

NOTICES Where the **Followed Policy** requires or permits notice to its insurer, the **Policyholder** or the insureds have the same obligations and rights to notify the **Insurer** under this policy, except that with respect to this policy, any notice to the **Insurer** must be directed as follows: (i) for claims-related matters, by mail or e-mail to the **Claims Address**; and (ii) for all other notices, by mail to the **Insurer Address**.

RIGHTS The **Insurer** shall have the same rights, privileges and protections afforded to the **Underlying Insurer** of the **Followed Policy** in accordance with the terms, conditions and limitations of the **Followed Policy**. The **Insurer** shall also have the right, in its sole discretion, but not the obligation, to effectively associate with the insureds in the defense and settlement of any claim that appears to be reasonably likely to involve the **Insurer**. The **Policyholder**, its subsidiaries and any insureds shall provide the **Insurer** with such information, assistance and cooperation as the **Insurer** may reasonably request and shall not do anything that prejudices the **Insurer's** position or potential rights of recovery.

RELIANCE The **Insurer** has issued this policy in reliance upon the completeness and accuracy of the applications, warranties, statements, the binders for the **Underlying Policies**, any attachments thereto and any other materials submitted for this policy, which shall be deemed attached hereto and made a part hereof.

CHANGES If, subsequent to the issuance of the **Followed Policy**, the terms, conditions or limitations of an **Underlying Policy** are modified, the insureds must notify the **Insurer** in writing, as soon as practicable, of such modification. If any changes to the **Followed Policy**: (i) expand coverage, (ii) change the policyholder name or address, or (iii) modify premium, this policy shall not follow those changes unless the **Insurer** reflects its agreement to do so in a written endorsement to this policy.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

PRESIDENT | AUTHORIZED REPRESENTATIVE | SECRETARY

COUNTERSIGNATURE (WHERE REQUIRED BY LAW) | DATE | COUNTERSIGNATURE LOCATION

WILLIS TOWERS WATSON NORTHEAST INC
75 ARLINGTON STREET
FLOOR 10
BOSTON, MA 02116
1785092

POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM INSURANCE COVERAGE
(COVERAGE INCLUDED)

Coverage for acts of terrorism is included in your policy. You are hereby notified that under the Terrorism Risk Insurance Act, as amended in 2015, the definition of act of terrorism has changed. As defined in Section 102(1) of the Act: The term “act of terrorism” means any act that is certified by the Secretary of the Treasury—in consultation with the Secretary of Homeland Security, and the Attorney General of the United States—to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion. Under your coverage, any losses resulting from certified acts of terrorism may be partially reimbursed by the United States Government under a formula established by the Terrorism Risk Insurance Act, as amended. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States Government generally reimburses 85% through 2015; 84% beginning on January 1, 2016; 83% beginning on January 1, 2017; 82% beginning on January 1, 2018; 81% beginning on January 1, 2019 and 80% beginning on January 1, 2020 of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers' liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The portion of your annual premium that is attributable to coverage for acts of terrorism is $0, and does not include any charges for the portion of losses covered by the United States government under the Act.

SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM

In consideration of the premium charged, it is hereby understood and agreed that the Declarations are amended as follows:

1. To delete the stated **SCHEDULE OF UNDERLYING COVERAGE** in its entirety and replace it with the following:

SCHEDULE OF UNDERLYING COVERAGE				
	Underlying Insurer	Underlying Policy	Underlying Limit	Underlying Policy Period
*	*Berkshire Hathaway Specialty Insurance Company*	*47-EPF-315882-04*	*$10,000,000 Primary*	*07/01/2024 to 07/01/2025*
	ACE American Insurance Company	*G23656280 017*	*$10,000,000 Excess of $10,000,000*	*07/01/2024 to 07/01/2025*

2. To delete the Definition of "**Followed Policy**" and replace it with the following:

   "**Followed Policy**" means the policy in the Schedule with an "*" at the beginning of its row, but only with respect to the following **Followed Coverage Section(s)**: ALL

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

1785092

ENDORSEMENT# 1

This endorsement, effective *at 12:01AM July 01, 2024* forms a part of
Policy number: *01-307-65-49*
Issued to: *All Fidelity Funds*

By: *National Union Fire Insurance Company of Pittsburgh, Pa.*

TIE-IN OF LIMITS ENDORSEMENT (ABSOLUTE)

In consideration of the premium charged, it is hereby understood and agreed that the combined Limits of Liability of the **Insurer** for all claims both under this policy's **Limit of Liability**, as set forth in the Declarations of this policy, and also under policy no. 01-307-65-48 issued to All Fidelity Funds c/o FMR LLC by National Union Fire Insurance Company of Pittsburgh, Pa. (or any renewal or replacement of such policy or which succeeds such policy in time) ("**Other Policy**"), shall be $10,000,000.

Accordingly, the **Limit of Liability** for loss under this policy shall be reduced by loss incurred under the **Other Policy** because the Limit of Liability under the **Other Policy** is now part of, and not in addition to, the **Limit of Liability** of this policy as set forth in the Declarations of this policy.

Finally, nothing in this endorsement shall be construed to increase the insurer's Limit of Liability set forth in the Declarations of such **Other Policy** which shall remain the maximum liability of the insurer for all claims under such **Other Policy**, or the **Insurer's Limit of Liability** under this policy as set forth in the Declarations of this policy which shall remain the maximum liability of the **Insurer** for all loss in the aggregate under this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

END 001

ENDORSEMENT# 2

This endorsement, effective at 12:01 AM July 1, 2024 forms a part of
Policy number 01-307-65-49
Issued to: All Fidelity Funds

By: National Union Fire Insurance Company of Pittsburgh, Pa.

Product Name: Excess Edge

ECONOMIC SANCTIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

Coverage shall only be provided and payment of loss under this policy shall only be made in full compliance with enforceable United Nations economic and trade sanctions and the trade and economic sanction laws or regulations of the European Union and the United States of America, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

END 002

ENDORSEMENT# 3

This endorsement, effective at 12:01 AM July 1, 2024 forms a part of
Policy number 01-307-65-49
Issued to: All Fidelity Funds

By: National Union Fire Insurance Company of Pittsburgh, Pa.
Product Name: Excess Edge

FOLLOWED SUBLIMIT COVERAGE WITH DROP DOWN SPECIFIED SUBLIMIT OF LIABILITY (HIGHER EXCESS)

In consideration of the premium charged, it is hereby understood and agreed that the policy is amended as follows:

1. The "**INSURING AGREEMENT**" Clause is amended to include the following at the end thereof:

   Notwithstanding the foregoing, in the event of exhaustion of the **Followed Sublimit of Liability** and **Underlying Excess Followed Sublimit of Liability**, this policy shall drop down and continue in force as primary, but solely with respect to amounts that are covered under the **Followed Sublimit Coverage** and only to the extent of this policy's **Specified Sublimit of Liability.** The **Insurer** shall not be responsible for any other amounts until the exhaustion of the **Total Underlying Limits.**

2. The "**LIMIT OF LIABILITY**" Clause is amended by inserting the following at the end thereof:

   The **Specified Sublimit of Liability** is the aggregate limit of the **Insurer's** liability for all amounts covered under the **Followed Sublimit Coverage**, and is excess of **Followed Sublimit of Liability** and **Underlying Excess Followed Sublimit of Liability.** The **Specified Sublimit of Liability** is part of, and not in addition to, the **Limit of Liability.**

3. As used in this endorsement:

   "**Followed Sublimit Coverage**" means Derivative Demand Investigation of the **Followed Policy.**

   "**Followed Sublimit of Liability**" means the sublimit of liability of $1,000,000 set forth in the **Followed Policy** for the **Followed Coverage.**

   "**Specified Sublimit of Liability**" means an amount equal to $250,000.

   "**Underlying Excess Followed Sublimit of Liability**" means the sublimit of liability of $250,000 excess of the **Followed Sublimit of Liability** provided by the **Underlying Policies.**

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

END 003

ENDORSEMENT# 4

This endorsement, effective at 12:01 AM July 1, 2024 forms a part of
Policy number 01-307-65-49
Issued to: All Fidelity Funds

By: National Union Fire Insurance Company of Pittsburgh, Pa.

Product Name: Excess Edge

FEDERAL SHARE OF COMPENSATION UNDER TRIA AND CAP ON LOSSES ENDORSEMENT

This endorsement modifies insurance provided by this Policy:

DISCLOSURE

You should know that where coverage is provided by this Policy for losses resulting from "Certified Acts of Terrorism" (as defined by Section 102 (1) of United States Terrorism Risk Insurance Act), such losses may be partially reimbursed by the United States Government under a formula established by federal law. However, your Policy may contain other exclusions which might affect your coverage such as, an exclusion for nuclear events. Under the formula, the United States Government generally reimburses 85% through 2015; 84% beginning on January 1, 2016; 83% beginning on January 1, 2017; 82% beginning January 1, 2018; 81% beginning January 1, 2019 and 80% beginning on January 1, 2020, of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage.

You should also know that the Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits United States Government reimbursement as well as insurers' liability for losses resulting from "Certified Acts of Terrorism" when the amount of such losses in any one calendar year exceeds $100 billion. If the aggregate insured losses for all insurers exceed $100 billion in a calendar year and if we have met our insurer deductible, we are not liable for the payment of any portion of the amount of such losses that exceeds $100 billion; and for aggregate insured losses up to $100 billion, we will only pay a pro rata share of such insured losses as determined by the Secretary of the Treasury.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

END 004

ENDORSEMENT# 5

This endorsement, effective 12:01 AM July 1, 2024 forms a part of
policy number 01-307-65-49
issued to All Fidelity Funds

by National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
103224	02/10	EXCESS DEC AND POLICY - ADMITTED
96556	01/15	TRIA DEC DISCLOSURE FORM
103496	11/09	SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM
120236	08/15	TIEIN OF LIMITS ENDORSEMENT (ABSOLUTE)
119679	09/15	ECONOMIC SANCTIONS ENDORSEMENT
120575	10/15	FOLLOWED SUBLIMIT COVERAGE WITH DROPDOWN SPECIFIED SUBLIMIT (HIGHER EXCESS)
125595	03/17	FEDERAL SHARE OF COMPENSATION UNDER TRIA AND CAP ON LOSSES ENDORSEMENT
78859	10/01	FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

AIG

CLAIM REPORTING FORM

Issuing Company: National Union Fire Insurance Company of Pittsburgh, Pa.

Reported under Policy/Bond Number: 01-307-65-49 Date: ____________

Type of Coverage: D&O ____ E&O ____ Fidelity ____ (complete the Fidelity Supplemental on the next page)

Insured's Name, as given on Policy Declarations (Face Page):

All Fidelity Funds

Contact Person: ____________

Title: ____________

Phone: (______) ________ - ________ Ext ________

eMail: ____________ @ ____________

Case or Claimant Name: ____________

If the party involved is different from "Insured" Name (as given on Policy Declarations) state relationship:

Insurance Broker/Agent: WILLIS TOWERS WATSON NORTHEAST INC

Address: 75 ARLINGTON STREET, FLOOR 10

Address: BOSTON, MA 02116

Contact: MARY COUGHLIN Phone: ____________

eMail: Mary.Coughlin@willistowerswatson.com

Send Notice of Claims to:

AIG
Financial Lines Claims
P.O. Box 25947
Shawnee Mission, KS 66225

Phone: (888) 602-5246
Fax: (866) 227-1750
Email: c-Claim@AIG.com

CLAIM REPORTING FORM
FIDELITY SUPPLEMENTAL
(Only complete this supplemental if the Claim is being reported under Fidelity Coverage)

Issuing Company: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Reported under Policy/Bond Number: 01-307-65-49

Date of Discovery: ______________ Estimated Amount of loss: ______________

Cause of Loss:

Employee Dishonesty	_______	Computer Fraud	_______
Funds Transfer	_______	Robbery/Burglary	_______
ID Theft	_______	Forgery	_______
Client Property	_______	In Transit	_______
ERISA	_______	Credit Card Forgery	_______
Other	_______	if Other, describe:	______________

Send Notice Of Claims To:

AIG
Financial Lines Claims
P.O. Box 25947
Shawnee Mission, KS 66225

Phone: (888) 602-5246
Fax: (866) 227-1750
Email: c-Claim@AIG.com

centralized Customer Link and Information Management

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW
Washington, DC 20005

EXCESS INSURANCE POLICY

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW
Washington, DC 20005

DECLARATIONS
EXCESS INSURANCE POLICY

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1. Name of Insured (the "Insured") — Policy Number
All Fidelity Funds — **87153124D**

Principal Office:
c/o FMR LLC
88 Black Falcon
First Floor, East, Suite 167
Mailzone V7E
Boston, MA 02210

Mailing Address:
Willis Towers Watson Northeast, Inc.
75 Arlington Street, Floor 10
Boston, MA 02116

Item 2. Limit of Liability: $10,000,000

Item 3. Schedule of Underlying Insurance:

3(A) Primary Policy No. 1:
Company: Berkshire Hathaway Specialty Insurance
Policy Number: 47-EPF-315881-04
Limit of Liability: $10,000,000

3(B) First Excess Policy:
Company: ACE American Insurance Company
Policy Number: DOX G23656280 017
Limit of Liability: $10,000,000 excess of $10,000,000

3(C) First Excess Policy:
Company: National Union Fire Insurance Company of Pittsburgh, Pa.
Policy Number: 01-307-65-49
Limit of Liability: $10,000,000 excess of $20,000,000

Item 4. Policy Period:

From July 1, 2024 To July 1, 2025
(At 12:01 a.m. standard time at the Insured's Principal Office shown above)

Item 5. Endorsements Effective at Inception: 1-2-3-4-5-6-7-8-9-10-11

Item 6. Deductible: $30,000,000

plus the applicable deductible of the Underlying Insurance

By: [signature]
Authorized Representative

By: Catherine Dalton
Authorized Representative

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

In consideration of payment of the required premium and subject to all of the terms and provisions of this policy, the ICI Mutual Insurance Company, a Risk Retention Group ("the Insurer") agrees to indemnify the Insured for claims or losses in the manner set forth below.

EXCESS INSURANCE COVERAGE

The Insurer shall provide the Insured with insurance during the Policy Period excess of the Underlying Insurance and Retentions/Deductibles as scheduled in Item 3 of the Declarations. Coverage hereunder shall attach only after all such Underlying Insurance with respect to such Insured has been exhausted and shall then apply only in conformance with terms, conditions, exclusions, and endorsements of each of the Underlying Insurance Policies as scheduled in Item 3 of the Declarations, together with all limitations, restrictions, or exclusions contained in or added by endorsement to such Underlying Insurance, except as specifically set forth in the terms and conditions and endorsements of this policy. In no event shall this policy grant broader coverage than would be provided by any of the exhausted Underlying Insurance.

MAINTENANCE OF UNDERLYING INSURANCE

All of the Underlying Insurance scheduled in Item 3 of the Declarations shall be maintained during the Policy Period in full effect and affording coverage at least as broad as that existing at the inception date of this policy, except for any reduction of the Aggregate Limit(s) of Liability under the Underlying Insurance scheduled in Item 3 of the Declarations solely by reason of payment of losses thereunder. Failure to comply with the foregoing shall not invalidate this policy but in the event of such failure, the Insurer shall only be liable to the same extent as if the Insured had complied with this condition.

In the event of the depletion of the Limit(s) of Liability of the Underlying Insurance solely as a result of payment of loss thereunder, this policy shall, subject to the Limit of Liability and to the other terms of this policy, continue to apply for subsequent losses as excess insurance over the amount of insurance remaining under such Underlying Insurance. In the event of the exhaustion of all of the Limit(s) of Liability of such Underlying Insurance solely as a result of payment of losses thereunder, the remaining limit available under this policy shall, subject to the Limit of Liability and to the other terms of this policy, continue for subsequent losses as primary insurance and any retention specified in the Underlying Insurance shall be imposed under this policy.

NOTICE AND PROOF

The Insured, as a condition precedent to the liability of the Insurer under this policy, shall give written notice to the Insurer as soon as practicable during the Policy Period, or during the discovery period (if applicable), of any claim made against the Insureds. Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, RRG, 1401 H St. NW, Washington, DC 20005, with an electronic copy to LegalSupport@icimutual.com.

The Insurer does not, however, under this policy, assume any duty to defend. The Insureds shall not admit or assume any liability, enter into any settlement, stipulate to any judgment or incur any defense costs which

affects the layer of insurance provided by the Insurer without the prior written consent of the Insurer. Only those settlements, stipulated judgments and defense costs which have been consented to by the Insurer shall be recoverable as loss under the terms of this policy. The Insurer's consent shall not be unreasonably withheld provided that the Insurer shall be entitled to be effectively associated in the defense and the negotiation of any settlement of any claim in order to reach a decision as to reasonableness.

The Insurer shall have the right to be effectively associated with the Insureds in the defense and settlement of any claim that appears reasonably likely to involve the Insurer, including but not limited to effectively associating in the negotiation of a settlement. The Insureds shall give the Insurer full cooperation and such information as it may reasonably require.

With respect to the defense costs and any joint settlement of any claim made against the Insureds, such defense costs and joint settlement having been consented to by the Insurer, the Insureds and Insurer agree to use their best efforts to determine a fair and proper allocation of the amounts as between the Insureds and the Insurer.

CLAIM PARTICIPATION

At its sole discretion the Insurer may elect, but is not obligated, to participate in the investigation, settlement or defense of any claim or suit against the Insured for matters covered by this policy whether or not the Underlying Insurance has been exhausted.

LEGAL PROCEEDINGS

Legal proceedings against the Insurer for recovery of any loss hereunder shall not be brought after the expiration of two years from the discovery of such loss, or the minimum period of time permitted for such proceedings under the appropriate jurisdiction. Any such legal proceeding must be brought in a court in the United States of America.

At the Insurer's request, the Insured shall submit to examination by the Insurer, subscribe the same under oath if required, and produce for the Insurer's examination all pertinent records at such reasonable times and places as the Insurer shall designate, and shall cooperate with the Insurer in all matters pertaining to such loss or claim.

SUBROGATION – RECOVERIES

In the event of any payment under this policy, the Insurer shall be subrogated to all the Insured's rights of recovery against any person or organization as stated in each of the Underlying Insurance Policies scheduled in Item 3 of the Declarations. In this regard, the Insured shall execute and deliver instruments and papers and do whatever else is necessary to secure such rights.

Any amounts recovered after payment of loss hereunder shall be apportioned in the inverse order of payment to the extent of actual payment. The expenses of all such recovery proceedings shall be apportioned in the ratio of respective recoveries.

TERMINATION OF POLICY

For whichever event first occurs, this policy shall terminate in its entirety:

(1) thirty days after the receipt by the Insured of a written notice of termination from the Insurer;

(2) upon receipt by the Insurer of a written notice of termination from the Insured;

(3) at such other time as may be agreed upon by the Insurer and the first named Insured;

(4) upon expiration as set forth in Item 4. of the Declarations.

Any coverage or coverage for any Insured other than the first named shall terminate thirty days after the receipt by the Insured of a written notice of termination from the Insurer or upon written request of the Insured.

Unearned premium shall be computed at customary short rates if the policy is cancelled in its entirety by the Insured. Under any other circumstances the computation shall be pro-rata.

COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This policy shall not be deemed to provide any coverage, and the Insurer shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Insurer to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

ALTERATION

No change in or modification of this policy shall be effective except when made by written endorsement signed by an authorized employee of the Insurer.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 1
(Excess Policy)

INSURED		POLICY NUMBER
All Fidelity Funds		**87153124D**
EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE
July 1, 2024	**July 1, 2024 to July 1, 2025**	Catherine Dalton

It is understood and agreed that the following policy definitions are added to the above described policy:

Insured means a person or an organization insured under the Underlying Insurance.

Underlying Insurance means all those policies scheduled in Item 3. of the Declarations.

It is further understood and agreed, if the expiration date shown in Item 4. of the Declarations is extended for any reason, that the Limit of Liability provided during the extension period shall be considered part of, and not in addition to, the Limit of Liability provided during the Policy Period.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 2
(Excess Policy)

INSURED		POLICY NUMBER
All Fidelity Funds		**87153124D**
EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE
July 1, 2024	**July 1, 2024 to July 1, 2025**	Catherine Dalton

It is understood and agreed that the completed ICI Mutual Application for Investment Company Blanket Bond and Directors & Officers/Errors & Omissions Liability Insurance dated June 24, 2024, including all exhibits and attachments thereto, has been relied on by the Insurer and shall be the basis of this policy, and will be attached to and form part of the policy subject to the severability provisions in the Primary Policy.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 3
(Excess Policy)

INSURED		POLICY NUMBER
All Fidelity Funds		**87153124D**
EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE
July 1, 2024	**July 1, 2024 to July 1, 2025**	Catherine Dalton

UNDERLYING/EXCESS COVERAGE CLARIFICATION

It is hereby understood and agreed that the failure or inability of any other insurer issuing any Underlying Insurance to pay any loss thereunder shall not:

1. Increase the Insurer's Limit of Liability,

2. Cause this policy to become primary insurance, or

3. Cause the Insurer to pay any unpaid loss owed under the Underlying Insurance.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 4
(Excess Policy)

INSURED		POLICY NUMBER
All Fidelity Funds		**87153124D**
EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE
July 1, 2024	**July 1, 2024 to July 1, 2025**	Catherine Dalton

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group ("ICI Mutual"), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the "Act"). The Act establishes a federal insurance backstop under which ICI Mutual and these other insurers may be partially reimbursed by the United States Government for future **"insured losses"** resulting from certified **"acts of terrorism."** (Each of these **bolded terms** is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified **"acts of terrorism"** may be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government would generally reimburse ICI Mutual for the Federal Share of Compensation of ICI Mutual's **"insured losses"** in excess of ICI Mutual's **"insurer deductible"** until total **"insured losses"** of all participating insurers reach $100 billion (the "Cap on Annual Liability"). If total **"insured losses"** of all property and casualty insurers reach the Cap on Annual Liability in any one calendar year, the Act limits U.S. Government reimbursement and provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this policy may be reduced as a result.

This policy has no express exclusion for **"acts of terrorism."** However, coverage under this policy remains subject to all applicable terms, conditions and limitations of the policy (including exclusions) that are permissible under the Act.

The portion of the premium that is attributable to any coverage potentially available under the policy for **"acts of terrorism"** is one percent (1%) and does not include any charges for the portion of loss that may be covered by the U.S. Government under the Act

As used herein, "Federal Share of Compensation" shall mean 80% beginning on January 1, 2020.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 5
(Excess Policy)

INSURED		POLICY NUMBER
All Fidelity Funds		**87153124D**
EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE
July 1, 2024	**July 1, 2024 to July 1, 2025**	Catherine Dalton

It is understood and agreed that in spite of any provisions to the contrary in this policy, the Insured shall not be precluded from seeking payment under this policy for Otherwise Insurable Losses solely by reason of:

(1) the rescission of the Underlying Insurance by the issuer of such Underlying Insurance; or

(2) the bankruptcy, receivership or financial inability to pay of the issuer of the Underlying Insurance; or

(3) the failure of the issuer of the Underlying Insurance to pay the Insured an amount equal to what the Insured in good faith believes to be the full insurance payment due on Otherwise Insurable Losses;

provided, however, that nothing herein shall be deemed:

(a) to require the Insurer to make any payment under this policy where the issuer of the Underlying Insurance and/or the Insured and/or a DIC Insurer, have not first paid Otherwise Insurable Losses equal to the sum of the Underlying Insurance Limit and applicable Retentions/ Deductibles;

(b) to establish or evidence that any payments made under subpart (a) by the issuer of the Underlying Insurance and/or the Insured and/or a DIC Insurer constitute Otherwise Insurable Losses;

(c) to obligate the Insurer to compensate the Insured, directly or indirectly, under this policy or otherwise, for any payments made under subpart (a) by the issuer of the Underlying Insurance and/or the Insured and/or a DIC Insurer; or

(d) otherwise to constitute a waiver or surrender of any rights or defenses of the Insurer with respect to claims or losses for which the Insured may seek indemnification under this policy;

and further provided, that in the event the Insured resolves or compromises any claim against the issuer of any Underlying Insurance for recovery of Otherwise Insurable Losses, or enters into negotiations with any such issuer to explore a potential resolution or compromise of any such claim, the Insured shall keep the Insurer fully and promptly apprised as to the status and all terms of any such resolution, compromise or negotiations.

It is further understood and agreed that for purposes of this endorsement, "Otherwise Insurable Losses" means claims or losses that are covered under the terms, conditions, exclusions, and endorsements of the Underlying Insurance, together with all limitations, restrictions, or exclusions contained in or added by endorsement to such Underlying Insurance.

As used herein, the term "DIC Insurer" shall mean any insurer who drops down to make a payment pursuant to an excess drop down difference in conditions policy written excess of this policy. The policy written by the DIC Insurer is not part of the Underlying Insurance.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 6
(Excess Policy)

INSURED		POLICY NUMBER
All Fidelity Funds		**87153124D**
EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE
July 1, 2024	**July 1, 2024 to July 1, 2025**	Catherine Dalton

It is understood and agreed that the Section of this policy captioned “Legal Proceedings” is deleted in its entirety.

It is further understood and agreed that the Section of this policy captioned “Termination of Policy” is deleted in its entirety.

It is further understood and agreed that the Section of this policy captioned “Subrogation-Recoveries” is deleted in its entirety.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 7
(Excess Policy)

INSURED		POLICY NUMBER
All Fidelity Funds		**87153124D**
EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE
July 1, 2024	**July 1, 2024 to July 1, 2025**	Catherine Dalton

It is understood and agreed that the following Section of the policy shall be amended to read as follows:

NOTICE AND PROOF

Notice hereunder shall be given in writing to Manager, Professional Liability Claims, ICI Mutual Insurance Company, 1401 H St. NW, Washington, DC 20005, with an electronic copy to LegalSupport@icimutual.com.

The Insurer does not, however, under this policy, assume any duty to defend. The Insureds shall not admit or assume any liability, enter into any settlement, stipulate to any judgment or incur any defense costs which affect this layer of insurance and which have been consented to by the Insurer shall be recoverable as loss under the terms of this policy. The Insurer's consent shall not be unreasonably withheld or unreasonably delayed provided that the Insurer shall be entitled to be effectively associated in the defense and the negotiation of any settlement of any claim in order to reach a decision as to reasonableness.

With respect to the defense costs and any joint settlement of any claim made against the Insureds, such defense costs and joint settlement having been consented to by the Insurer, the Insureds and Insurer agree to use their best efforts to determine a fair and proper allocation of the amounts as between the Insureds and the Insurer.

* * *

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 8
(Excess Policy)

INSURED		POLICY NUMBER
All Fidelity Funds		**87153124D**
EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE
July 1, 2024	**July 1, 2024 to July 1, 2025**	Catherine Dalton

In consideration of the premium charged, it is hereby understood and agreed that, notwithstanding any other policy term to the contrary, in the event the terms and conditions of any Underlying Insurance Policy are modified during the Policy Period so as to clarify, expand, or broaden coverage, the Insured shall notify the Insurer of such amendment as soon as practicable, but no later than 60 days after said modification. This policy shall follow the terms and conditions of such modification subject to the Insurer's written consent (not to be unreasonably withheld), and the payment of any additional premiums which may be required. The failure of the Insured to notify the Insurer of such modifications shall not invalidate coverage under this policy; provided, however, that the Insurer shall not be liable to a greater extent than it would have been had no such modification been made. In the event any terms and conditions of the Underlying Insurance Policy are modified during the Policy Period so as to limit or restrict coverage, no notification to the Insurer shall be required, and this policy shall automatically follow such modification.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 9
(Excess Policy)

INSURED		POLICY NUMBER
All Fidelity Funds		**87153124D**
EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE
July 1, 2024	**July 1, 2024 to July 1, 2025**	Catherine Dalton

In consideration of the premium charged for this policy, it is hereby understood and agreed that in the event of (1) the exhaustion of the Derivative Investigation Costs coverage set forth in the Primary Policy (as scheduled in Item 3 of the Declarations), and (2) the exhaustion of each of the "follow form" sublimits for Derivative Investigation Costs provided under each of the other Underlying Insurance policies, the Insurer shall pay Derivative Investigation Costs pursuant to the terms and conditions of the Primary Policy, up to a maximum aggregate sublimit of liability of $250,000, which sublimit shall be part of, and not in addition to, the maximum aggregate Limit of Liability of this policy as set forth in Item 2 of the Declarations.

It is further understood and agreed that "Derivative Investigation Costs" shall have the same meaning as defined in the Primary Policy.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 10
(Excess Policy)

INSURED		POLICY NUMBER
All Fidelity Funds		**87153124D**
EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE
July 1, 2024	**July 1, 2024 to July 1, 2025**	Catherine Dalton

It is understood and agreed that the Section of this policy captioned "Excess Insurance Coverage" is deleted in its entirety and replaced with the following:

> The Insurer shall provide the Insured with insurance during the Policy Period excess of the Underlying Insurance and Retentions/Deductibles as scheduled in Item 3 of the Declarations. Coverage hereunder shall attach only after all such Underlying Insurance with respect to such Insured has been exhausted and shall then apply only in conformance with terms, conditions, exclusions, and endorsements of the Primary Policy as scheduled in Item 3 of the Declarations, together with all limitations, restrictions, or exclusions contained in or added by endorsement to such Primary Policy, except as specifically set forth in the terms and conditions and endorsements of this policy. In no event shall this policy grant broader coverage than would be provided by the Primary Policy.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 11
(Excess Policy)

INSURED		POLICY NUMBER
All Fidelity Funds		**87153124D**
EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE
July 1, 2024	**July 1, 2024 to July 1, 2025**	Catherine Dalton

It is understood and agreed that the following Section of the policy shall be amended to read as follows:

CLAIM PARTICIPATION

At its sole discretion the Insurer may elect, but is not obligated, to participate in the investigation, settlement or defense of any claim or suit against the Insured for matters reasonably likely to be covered by this policy whether or not the Underlying Insurance has been exhausted.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

Allied World Assurance Company, AG
Head Office: Park Tower 15th floor, Gubelstrasse 24, CH-6300 Zug Switzerland
Branch Office: 27 Richmond Rd. Pembroke, HM 08, Bermuda
Allied World Assurance Company, AG is incorporated and licensed in Switzerland.

ALLIED WORLD ASSURANCE COMPANY, AG

APEX

ALL PRODUCTS EXCESS FOLLOW FORM POLICY

POLICY: C014841/014
RENEWAL OF: C014841/013

DECLARATIONS

ITEM 1:	COMPANY: ADDRESS:	All Fidelity Funds c/o FMR LLC 88 Black Falcon Ave 1st Floor, East Side, Suite 167, Mailzone V7E Boston, MA 02210
ITEM 2:	POLICY PERIOD:	From: July 1, 2024 To: July 1, 2025 (12:01 a.m. Standard Time at the address stated in Item 1)
ITEM 3:	LIMIT OF LIABILITY:	USD 10,000,000 aggregate for all coverages combined (including Defense Costs)
	EXCESS OF TOTAL UNDERLYING LIMITS OF:	USD 40,000,000
ITEM 4:	FOLLOWED POLICY:	
	Issued By:	Berkshire Hathaway Specialty Insurance Company
	Policy No.:	47-EPF-315881-04
	Limit of Liability:	USD 10,000,000
	Policy Period:	July 1, 2024 to July 1, 2025 (12:01 a.m. Standard Time at the address stated in Item 1)
ITEM 5:	PENDING OR PRIOR LITIGATION DATE:	August 1, 2008
ITEM 6:	PREMIUM:	USD 150,000
ITEM 7:	A. EXTENDED REPORTING PERIOD PREMIUM:	Per the Followed Policy.
	B. EXTENDED REPORTING PERIOD:	Per the Followed Policy.

ITEM 8: ADDRESS OF INSURER FOR ALL NOTICES UNDER THIS POLICY:

A. Claim-Related Notices:
ALLIED WORLD ASSURANCE COMPANY, AG
ATTN: CLAIMS DEPARTMENT
27 RICHMOND ROAD
PEMBROKE HM 08, BERMUDA
Via e-mail to: AWAC.FinancialClaims@awac.com

B. All Other Notices:
ALLIED WORLD ASSURANCE COMPANY, AG
ATTN: PROFESSIONAL LIABILITY UNDERWRITING
27 RICHMOND ROAD
PEMBROKE HM 08, BERMUDA

ITEM 9: ENDORSEMENT(S):

- APEX 0032 – Amend Choice of Law Clause
- APEX 0056 – Tie-In of Limits Endorsement
- APEX 0048 – Derivative Investigation Costs Coverage
- APEX 0077 – Economic & Trade Sanctions Clause

BROKER: Willis (Bermuda) Limited

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed on the Declarations Page by a duly authorized representative of the Insurer.

Authorized Representative

ALLIED WORLD ASSURANCE COMPANY, AG

APEX

ALL PRODUCTS EXCESS FOLLOW FORM POLICY

In consideration of premium paid, and in reliance upon all statements made in the application for this Policy and the Followed Policy, which shall be deemed to be attached to and made a part of this Policy, and subject to all terms, conditions and limitations set forth herein and therein, Allied World Assurance Company, AG (herein referred to as the "Insurer") agrees as follows:

I. INSURING CLAUSE

The Insurer shall pay the Insured, as defined in the Followed Policy, for Loss by reason of depletion by payments of all applicable underlying limits by either the Underlying Insurers or the Insureds or any insurer of a difference-in-conditions policy that is excess of this Policy, subject to:

A. the terms and conditions of the Followed Policy as in effect on the inception date of this Policy;

B. the Limit of Liability as set forth in Item 3 of the Declarations; and

C. the terms and conditions of, and the endorsements attached to, this Policy.

In no event shall this Policy provide coverage broader than that provided by the Followed Policy, unless such broader coverage is specifically agreed to in writing by the Insurer.

II. TERMS AND CONDITIONS

A. DEFINITIONS

Terms defined in the Followed Policy are used in this Policy with the meaning assigned to them in the Followed Policy, except as otherwise indicated herein.

"Underlying Insurers" means the insurer(s) that have issued the Underlying Policies.

"Underlying Policies" means the underlying policies that provide the Total Underlying Limits as set forth in Item 3 of the Declarations.

B. PUNITIVE DAMAGES COVERAGE

This Policy shall cover punitive damages to the same extent punitive damages are covered under the Followed Policy; provided, however, that if the Followed Policy coverage for punitive damages is solely contingent on the insurability of such damages under applicable law, then this Policy shall provide coverage for punitive damages.

C. LOSS PROVISIONS

1. This Policy shall follow the notice of claim provisions of the Followed Policy, except as stated otherwise herein.

2. Notice under this Policy shall be given to the Insurer at the address indicated in Item 8 of the Declarations.

3. The Insured shall give the Insurer such information, assistance and cooperation as the Insurer may reasonably request and as shall be in the Insured's power to give and shall do nothing intentional that may prejudice the Insurer's position or potential rights of recovery. An Insured's failure to comply with the foregoing will not impair coverage for any other Insured.

4. The Insurer shall not be bound by the claim or loss decisions made by any other insurer. Only those settlements, stipulated judgments and Defense Costs which have been consented to by the Insurer, which consent shall not be unreasonably withheld, shall be recoverable as Loss under the terms of this Policy. The Insurer shall be entitled to effectively associate in the defense and the negotiation of any settlement of any claim that appears likely to involve this Policy.

D. FOLLOWING FORM

1. This Policy, except as stated otherwise herein, is subject to all terms, conditions, exclusions and limitations of the Followed Policy in all respects as in effect on the inception date of this Policy. The Insured shall furnish to the Insurer all proposed rewrites or changes by endorsement or otherwise to the Followed Policy as soon as practicable. If during the Policy Period any change is made to the terms, conditions, exclusions or limitations of the Followed Policy, the Insured shall provide the Insurer with the full particulars thereof. The Insured agrees that this Policy shall not be changed without the prior written consent of the Insurer.

2. In the event of the reduction of the limits of liability of the Underlying Policy(ies) solely as a result of payment of losses thereunder by the Underlying Insurers and/or the Insureds and/or any insurer of a difference-in-conditions policy that is excess of this Policy, this Policy shall, subject to the Limit of Liability set forth in Item 3 of the Declarations and to the other terms and conditions of this Policy, continue to apply for subsequent losses as excess insurance over the amount of insurance remaining under such Underlying Policy(ies). In the event of the exhaustion of all of the limits of liability

of such Underlying Policy(ies) solely as a result of payment of losses thereunder by the Underlying Insurers and/or the Insureds and/or any insurer of a difference-in-conditions policy that is excess of this Policy, the remaining limits available under this Policy shall, subject to the Limit of Liability set forth in Item 3 of the Declarations and to the other terms and conditions of this Policy, continue for subsequent losses as primary insurance and any retention specified in the Followed Policy shall be imposed under this Policy.

3. The Insurer's obligations under this Policy shall not be increased, expanded or otherwise changed, nor shall this Policy drop down, for any reason including the existence of any State Amendatory or a sub-limit of liability in any Underlying Policy or the receivership, insolvency, or inability or refusal to pay of any Underlying Insurer or the cancellation of any Underlying Policy.

   The risk of uncollectability of any underlying insurance (in whole or in part) whether because of the financial impairment or insolvency of an Underlying Insurer, the cancellation of any Underlying Policy(ies), the application of any underlying sub-limit of liability or differing terms and conditions or for any other reason is expressly retained by the Insureds and is not in any way or under any circumstances insured or assumed by the Insurer. In the event a State Amendatory or a sub-limit of liability exists in any Underlying Policy, any payments of loss by an Underlying Insurer that are subject to such an amendatory or sub-limit shall be deemed to apply toward exhaustion of the limits of liability of the Underlying Policy for purposes of coverage under this Policy.

E. CANCELLATION OF UNDERLYING POLICY

The Insured shall give notice to the Insurer as soon as practicable of the cancellation of any Underlying Policy.

F. ARBITRATION

Any and all disputes arising under or relating to this Policy, including its formation and validity, and whether between the Insurer and the Insured or any person or entity deriving rights through or asserting rights on behalf of the Insured, shall be finally and fully determined by an arbitration conducted in Hamilton, Bermuda or London, England or Toronto, Canada. The Insured shall have the right to reject the Insurer's choice of the arbitration venue prior to its commencement, in which case the Insured's choice of the arbitration venue shall control. The arbitration shall be conducted under the provisions of The Bermuda International Conciliation and Arbitration Act of 1993 (exclusive of the Conciliation Part of such Act), as may be amended and supplemented, by an Arbitration Board composed of three arbitrators to be selected for each controversy as follows:

Either party to the dispute, once a claim or demand on its part has been denied or remains unsatisfied for a period of twenty (20) calendar days by the other party, may notify the other party of its desire to arbitrate the matter in dispute and at the time of such notification the party desiring arbitration shall notify the other party of the name of the arbitrator selected by it. The other party who has been so notified shall within

twenty (20) calendar days thereafter select an arbitrator and notify the party desiring arbitration of the name of such second arbitrator. If the party notified of a desire for arbitration shall fail or refuse to nominate the second arbitrator within twenty (20) calendar days following the receipt of such notification, the party who first served notice of a desire to arbitrate will, within an additional period of twenty (20) calendar days, apply to the Supreme Court of Bermuda or a comparable court in London, England or Toronto, Canada for the appointment of the second arbitrator and in such a case the arbitrator appointed by any such court shall be deemed to have been nominated by the party who failed to select the second arbitrator. The two arbitrators, chosen as above provided, shall within twenty (20) calendar days after the appointment of the second arbitrator choose a third arbitrator. Upon acceptance of the appointment by said third arbitrator, the Arbitration Board for the controversy in question shall be deemed fixed.

The Arbitration Board shall fix, by a notice in writing to the parties involved, a reasonable time and place for the hearing and may in said written notice or at the time of the commencement of said hearing, at the option of said Arbitration Board, prescribe reasonable rules and regulations governing the course and conduct of said hearing.

Any Insured who is a party to the arbitration has the right, in his or her sole and absolute discretion, to present testimony and to submit to questions during the proceedings by live video conference rather than appearing in person. An Insured may also direct any non-party witness testifying on his or her behalf to testify by live video conference. Such testimony shall otherwise in all respects conform with the evidentiary rules agreed to by the parties. The Insured shall exercise this right by providing the Insurer with written notice of such intent at least thirty (30) days prior to the commencement of the first arbitration hearing. Such notice must include the names of all individuals who will testify via video conference.

The Board, shall, within ninety (90) calendar days following the conclusion of the hearing, render a decision on the matter or matters in controversy in writing and shall cause a copy thereof to be served on all parties thereto. The Board’s decision shall include an express acceptance or rejection of each coverage position asserted by the Insurer during the arbitration. In case the Board fails to reach a unanimous decision, the decision of the majority of the members of the Board shall be deemed to be the decision of the Board.

Each party shall bear the expense of its own arbitrator and the Insureds shall bear the cost of utilizing a video conferencing system, if applicable. The remaining costs of the arbitration shall be borne equally by the parties to such arbitration. However, if the Board’s decision rejects all of the coverage positions asserted by the Insurer during the arbitration, the Insurer shall promptly pay to or on behalf of the Insured all attorneys’ fees, expert fees and all other costs and expenses incurred by the Insured in the arbitration. The Insurer’s liability for such amounts shall be in addition to, and not part of, the applicable Limit of Liability of this Policy as stated in Item 3 of the Declarations.

All awards made by the Arbitration Board shall be final and no right of appeal shall lie from any award rendered by the Arbitration Board. The parties agree that the Supreme Court of

Bermuda or a comparable court in London, England or Toronto, Canada: (i) shall not grant leave to appeal any award based upon a question of law arising out of the award; (ii) shall not grant leave to make an application with respect to an award; and (iii) shall not assume jurisdiction upon any application by a party to determine any issue of law arising in the course of the arbitration proceeding, including but not limited to whether a party has been guilty of fraud.

All awards made by the Arbitration Board may be enforced in the same manner as a judgment or order from the Supreme Court of Bermuda or a comparable court in London, England or Toronto, Canada and judgment may be entered pursuant to the terms of the award by leave from any such court.

No person or organization shall have any right under this Policy to join the Insurer as a party to any action against the Insured to determine the Insured's liability, nor shall the Insurer be impleaded by the Insured or their legal representatives.

The Insurer and the Insured agree that in the event that claims for indemnity or contribution are asserted in any action or proceeding against the Insurer by any of the Insured's other insurers in a jurisdiction or forum other than that set forth in this clause, the Insured will in good faith take all reasonable steps requested by the Insurer to assist the Insurer in obtaining a dismissal of these claims (other than on the merits).

The Insured will, without limitation, undertake to the court or other tribunal to reduce any judgment or award against such other insurers to the extent that the court or tribunal determines that the Insurer would have been liable to such insurers for indemnity or contribution pursuant to this Policy. The Insured shall be entitled to assert claims against the Insurer for coverage under this Policy including, without limitation, for amounts by which the Insured reduced judgment against such other insurers in respect of such claims for indemnity or contribution, in an arbitration between the Insurer and the Insured pursuant to this clause; provided, however, that the Insurer in such arbitration in respect of such reduction of any judgment shall be entitled to raise any defenses under this Policy and any other defenses (other than jurisdictional defenses) as it would have been entitled to raise in the action or proceeding with such insurers.

G. CHOICE OF LAW

This Policy shall be construed and enforced in accordance with the law applicable to the Followed Policy without regard to conflict of laws principles (with the exception of the procedural law required by paragraph F above), and except insofar as such laws may prohibit payment hereunder in respect of punitive damages; provided, however, that, notwithstanding any legal principles to the contrary, the warranties, terms, conditions, exclusions and limitations of this Policy are to be construed in an evenhanded fashion between the Insured and the Insurer.

ENDORSEMENT NO:	**1**
This endorsement, effective:	July 1, 2024
forms a part of policy number:	C014841/014
Issued to:	All Fidelity Funds
by:	Allied World Assurance Company, AG

AMEND CHOICE OF LAW CLAUSE

It is understood and agreed that Clause II, TERMS AND CONDITIONS, is amended by deleting paragraph G., CHOICE OF LAW, in its entirety and replacing it with the following:.

G. CHOICE OF LAW

This Policy shall be construed and enforced in accordance with the law applicable to the Followed Policy without regard to conflict of laws principles (with the exception of the procedural law required by paragraph F above), and except insofar as such laws may prohibit payment hereunder in respect of punitive damages.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

ENDORSEMENT NO: **2**
This endorsement, effective: July 1, 2024
forms a part of policy number: C014841/014
Issued to: All Fidelity Funds
by: Allied World Assurance Company, AG

TIE-IN OF LIMITS ENDORSEMENT

It is understood and agreed that the Insurer's combined and maximum Limit of Liability under this Policy and the Related Policy (as defined below) shall be USD 10,000,000. Therefore, this Policy's Limit of Liability shall be reduced in an amount equal to any payments made for any Claim or other matters under the Related Policy.

This endorsement does not serve to increase the Limit of Liability of this Policy or the Related Policy.

"Related Policy" means the fllowing policy:

Policy Number: C014840/014
Insurer: Allied World Assurance Company, AG
Insured: All Fidelity Funds
Policy Period: July 1, 2024 to July 1, 2025

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

A FAIRFAX Company

ENDORSEMENT NO: **3**
This endorsement, effective: July 1, 2024
forms a part of policy number: C014841/014
Issued to: All Fidelity Funds
by: Allied World Assurance Company, AG

DERIVATIVE INVESTIGATION COSTS COVERAGE

It is understood and agreed that this Policy is amended by adding the following:

In the event of exhaustion of the Derivative Investigation Costs Sub-limit of Liability of the Followed Policy, and all sub-limits of all Underlying Policies providing such coverage pursuant to the terms and conditions of the Followed Policy and solely with respect to the Derivative Investigation Costs Sub-limit of Liability, this Policy shall provide Derivative Investigation Costs coverage pursuant to the terms and conditions of the Followed Policy, as amended by the terms and conditions of this Policy, up to a maximum aggregate Sub-Limit of Liability under this Policy of $250,000. Such Sub-Limit of Liability shall be part of, and not in addition to, this Policy's aggregate Limit of Liability, as set forth in Item 3 of the Declarations. Except for the sub-limited coverage specifically referenced in this paragraph, nothing herein shall be construed as relieving the exhaustion requirements or accelerating the Insurer's payment obligations with respect to any other coverage offered under the Followed Policy.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

ALLIED WORLD
A FAIRFAX Company

ENDORSEMENT NO: **4**
This endorsement, effective: July 1, 2024
forms a part of policy number: C014841/014
Issued to: All Fidelity Funds
by: Allied World Assurance Company, AG

ECONOMIC AND TRADE SANCTIONS CLAUSE

In consideration of the payment of the premium, the parties understand and agree that the Policy is amended by adding the following condition:

ECONOMIC AND TRADE SANCTIONS

The Insurer shall not be deemed to provide cover nor be liable to pay any claim or provide any benefit under this Policy to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the Insurer to any sanction, prohibition or restriction, including under United Nations resolutions, or the trade or economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

QBE Insurance Corporation
55 Water Street, New York, NY 10041

Home Office: co C/T Corporation System, 116 Pine Street, Suite 320, Harrisburg, PA 17101

EXCESS INSURANCE POLICY DECLARATIONS

THIS POLICY IS A CLAIMS MADE POLICY AND COVERS ONLY CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY TO PAY JUDGMENTS OR SETTLEMENT AMOUNTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY PAYMENT OF DEFENSE COSTS. PLEASE READ THIS POLICY CAREFULLY.

Item 1: Named Insured: All Fidelity Funds
Mailing Address: C/O FMR LLC, 88 Black Falcon Ave
First Floor East Side, Suite 167, Mailzone V7E
Boston, MA 02210

Item 2: Policy Period
From: July 01, 2024 To: July 01, 2025
At 12:01 A.M. Standard Time at the mailing address stated in Item 1

Item 3: Limit of Liability
A. $10,000,000 any one Claim
B. $10,000,000 in the aggregate

Item 4: A. Followed Policy
Insurer: Berkshire Hathaway Specialty Insurance Company
Policy Number: 47-EPF-315881-04
Limits of Liability: $10,000,000
Policy Period: July 01, 2024 to July 01, 2025

B. Underlying Insurance: See Schedule of Underlying Insurance

Item 5: Premium and Applicable Charges
Premium:$135,000.00

Item 6: A. Notice to Insurer of a Claim or circumstance:

QBE Insurance Corporation
Attn: The Claims Manager
55 Water Street
New York, NY 10041
1-877-772-6771
professional.liability.claims@us.qbe.com

B. All Other Notices to Insurer:

QBE Insurance Corporation
Attn: Underwriting
55 Water Street
New York, NY 10041
1-877-772-6771
mlpladmin@us.qbe.com

In witness whereof, the Insurer has caused this Policy to be executed, but it shall not be valid unless also signed by a duly authorized representative of the Insurer.

Julie Wood
President

Mark Pasko
Secretary

July 16, 2024
Date

EXCESS INSURANCE POLICY

I. INSURING CLAUSE

The Insurer shall provide insurance coverage in accordance with the same terms, conditions and limitations of the **Followed Policy**, including those involving policy termination, representations and severability, notice and extended reporting period, and in accordance with the terms and conditions set forth herein.

II. GENERAL CONDITIONS

The conditions set forth in this Section **II. GENERAL CONDITIONS** are in addition to those set forth in the **Followed Policy**, and are specific to the coverage provided by this Policy.

(a) Coverage under this Policy shall attach only after exhaustion of the limits of liability of the **Underlying Insurance**. The Insurer shall recognize monetary contribution by or on behalf of an Insured to such exhaustion of the limits of liability of the **Underlying Insurance**.

(b) The limits of liability set forth in Item 3 of the Declarations represent the maximum amount payable under this Policy during the Policy Period for any one Claim and in the aggregate.

(c) If the limits of liability of the **Underlying Insurance** are reduced, this Policy shall continue in force as excess insurance for the remaining amount of the limits of liability of the **Underlying Insurance.** If the limits of liability of the **Underlying Insurance** are exhausted, this Policy shall continue in force as primary insurance, subject to any applicable retention.

(d) The Policy does not provide excess insurance above any sub-limit of liability available under any **Underlying Insurance**, unless the Insurer has agreed to provide such excess coverage by separate endorsement to this Policy. However, where payment of amounts subject to a sublimit erode or reduce the limits of liability of the **Underlying Insurance**, this Policy shall recognize such erosion or reduction of the limits of liability of the **Underlying Insurance**.

(e) All notices to the Insurer shall be sent to the applicable address set forth in Item 6 of the Declarations.

(f) The Insurer may elect to effectively associate in the investigation, settlement or defense of any claim reasonably likely to be covered under this Policy.

(g) Any change in or modification to **Underlying Insurance** or this Policy or assignment of interest under this Policy must be agreed to in writing by Insurer, and in no event shall any such change, modification or assignment affect this Policy's excess position or attachment point.

III. EXCESS POLICY DEFINITIONS

Any term used in this Policy that is defined in the **Followed Policy** shall have the same meaning as assigned to such term in the **Followed Policy**.

(a) **Followed Policy** means the insurance policy set forth in Item 4A. of the Declarations.

(b) **Underlying Insurance** means the **Followed Policy** and any other insurance policies set forth in Item 4B. of the Declarations.

SCHEDULE OF UNDERLYING INSURANCE

1.	Insurer:	ACE American Insurance Company
	Policy Number.	G23656280 017
	Policy Period:	From: July 01, 2024 To: July 01, 2025
	Limits of Liability:	$10,000,000 excess of $10,000,000
2.	Insurer:	National Union Fire Insurance Company of Pittsburgh,
	Policy Number.	PA. 01-307-65-49
	Policy Period:	From: July 01, 2024 To: July 01, 2025
	Limits of Liability:	$10,000,000 excess of $20,000,000
3.	Insurer:	ICI Mutual Insurance Company
	Policy Number.	87153124D
	Policy Period:	From: July 01, 2024 To: July 01, 2025
	Limits of Liability:	$10,000,000 excess of $30,000,000
4.	Insurer:	Allied World Assurance Company, AG
	Policy Number.	C014841/014
	Policy Period:	From: July 01, 2024 To: July 01, 2025
	Limits of Liability:	$10,000,000 excess of $40,000,000

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

DROP-DOWN ABOVE SUB-LIMIT ENDORSEMENT

Name of Parent Company:	All Fidelity Funds
Policy Number:	130005115
Endorsement Number:	001
Effective Date of Endorsement:	July 01, 2024
Name of Insurer:	QBE Insurance Corporation

It is hereby agreed that this Policy shall provide excess insurance coverage above the following Insuring Agreement(s) of the **Followed Policy**(“Sub-limited Insuring Agreements”):

Insuring Agreement	**Sublimit Amount**
Derivative Demand Investigation Costs	$2,000,000

The coverage provided by this endorsement shall be subject to a sub-limit of liability of:

Insuring Agreement	**Sublimit Amount**
Derivative Demand Investigation Costs	$250,000

This sub-limit of liability is part of and not in addition to the aggregate Limit of Liability set forth in Item 3B. of the Declarations.

All other terms and conditions of this policy remain unchanged.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ABSOLUTE TIE-IN OF LIMITS ENDORSEMENT

Parent Company:	All Fidelity Funds
Policy Number:	130005115
Endorsement Number:	002
Effective Date of Endorsement:	July 01, 2024
Name of Insurer:	QBE Insurance Corporation

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

It is hereby agreed that notwithstanding any in this Policy to the contrary, in the event any Claim is covered, in whole or in part, by this Policy and the policy with policy #: 130005116 issued by QBE Insurance Corporation, the maximum Limit of Liability of the Insurer with respect to coverage for such Claim under both policies combined shall be the lesser of $10,000,000 or the total remaining aggregate limit of liability of both policies combined.

All other terms and conditions of this Policy remain unchanged.

QBE®

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

DISCLOSURE/CAP ON LOSSES – TERRORISM RISK INSURANCE ACT

Schedule

Terrorism Premium (Certified Acts) $

I. Disclosure of Premium

In accordance with the federal Terrorism Risk Insurance Act, as amended, we are required to provide you with a notice disclosing the portion of your premium, if any, attributable to coverage for **Certified Acts of Terrorism** under the Act. The portion of your premium attributable to terrorism coverage is shown in the Schedule above or in the Policy Declarations and does not include any charges for the portion of losses covered by the United States government under the federal Terrorism Risk Insurance Act, as amended.

II. Disclosure Of Federal Participation In Payment Of Terrorism Losses

The United States Government will generally reimburse 80% beginning on January 1, 2020, of covered losses attributable to **Certified Acts of Terrorism** under the Terrorism Risk Insurance Act, as amended, that exceed the applicable insurer deductible. However, if the aggregate insured losses attributable to **Certified Acts of Terrorism** under the Terrorism Risk Insurance Act, as amended, exceed $100 billion in a calendar year, the United States shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

III. Cap on Insurer Participation In Payment Of Terrorism Losses

If aggregate insured losses attributable to a **Certified Act of Terrorism** under the federal Terrorism Risk Insurance Act, as amended, exceeds $100 billion in a calendar year and we have met our insurer deductible under the Terrorism Risk Insurance Act, as amended, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro-rata allocation in accordance with procedures established by the Secretary of the Treasury.

IV. Solely for the purposes of this endorsement, the following definition is added to the Policy:

Certified Act of Terrorism means an act that is certified by the Secretary of Treasury, in consultation with the Secretary of Homeland Security, and the Attorney General of the United States, in accordance with the provisions of the federal Terrorism Risk Insurance Act, as amended to be an act of terrorism. The criteria contained in the Terrorism Risk Insurance Act, as amended, for a **Certified Act of Terrorism** include the following:

1. The act resulted in insured losses in excess of $5 million in the aggregate, attributable to all types of insurance subject to the Terrorism Risk Insurance Act; and
2. The act resulted in damage within the United States, or outside of the United States in the case of certain air carriers or vessels or the premises of an United States mission; and
3. The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

V. The terms and limitations of any terrorism exclusion, or the inapplicability or omission of a terrorism exclusion, do not serve to create coverage for any loss that is otherwise excluded under this Policy.

All other terms and conditions of this Policy remain unchanged.

Notice to Policyholders
U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")

NO COVERAGE IS PROVIDED BY THIS POLICYHOLDER NOTICE NOR CAN IT BE CONSTRUED TO REPLACE ANY PROVISIONS OF YOUR POLICY. YOU SHOULD READ YOUR POLICY AND REVIEW YOUR DECLARATIONS PAGE FOR COMPLETE INFORMATION ON THE COVERAGES YOU ARE PROVIDED.

THIS NOTICE PROVIDES INFORMATION CONCERNING POSSIBLE IMPACT ON YOUR INSURANCE COVERAGE DUE TO DIRECTIVES ISSUED BY OFAC.

PLEASE READ THIS NOTICE CAREFULLY

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

As "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site - http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

PO Box 2950
Hartford, CT 06104-2950

October 15, 2024

All Fidelity Funds
c/o FMR LLC
88 Black Falcon, First Floor, East Side, Suite 167, Mailzone V7E
BOSTON, MA 02210

Re: Important Information about **Claims Information Line**

Dear All Fidelity Funds

Travelers Bond & Specialty Insurance is pleased to announce its **1-800-842-8496** Claims Information Line. This line is designed to provide insureds with an additional resource on how to report claims or those circumstances or events which may become claims.

Policyholders will be able to obtain assistance on the following topics from the Claims Information Line:

- The information that needs to be included with the claim notice
- The address, electronic mail address and/or facsimile number to which the policyholder can send claims related information
- Get questions on the claim process answered

The Declarations Page of your policy sets forth where you should report claims and claims related information. You should also review the policy's reporting requirements to be aware of how much time you have to report a claim to Travelers. The sooner Travelers is notified, the sooner we can become involved in the process and offer assistance to our policyholder. A delay in reporting may result in all or part of a matter to fall outside of the coverage provided.

The Claims Information Line should streamline the claim reporting process and allow policyholders to ask questions on what information is needed as well as other questions which will assist them in working with Travelers. While the Claims Information Line provides policyholders a valuable resource by answering questions and providing information, the line does not replace the reporting requirements contained in the Policy.

We hope this improvement to customer service is something our policyholders will find helps them understand the claim process and provides them a resource for reporting.

This notice provides no coverage, nor does it change any policy terms. To determine the scope of coverage and the insured's rights and duties under the policy, read the entire policy carefully. For more information about the content of this notice, the insured should contact their agent or broker. If there is any conflict between the policy and this notice, the terms of the policy prevail.

Independent Agent And Broker Compensation Notice

For information on how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website: www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html.

Or write or call:

Travelers, Agency Compensation
One Tower Square
Hartford, Connecticut 06183

(866) 904.8348

TRAVELERS

SelectOne+®

EXCESS+
DECLARATIONS

POLICY NO. 106547114

Travelers Casualty and Surety Company of America
Hartford, Connecticut
(A Stock Insurance Company, herein called the Company)

THIS POLICY IS WRITTEN ON A CLAIMS-MADE BASIS WHEN EXCESS OF A LIABILITY COVERAGE AND COVERS ONLY CLAIMS FIRST MADE AGAINST ANY INSURED DURING THE POLICY PERIOD. THIS POLICY IS WRITTEN ON A LOSS FIRST DISCOVERED BASIS WHEN EXCESS OF A CRIME POLICY OR BOND AND COVERS ONLY LOSS FIRST DISCOVERED DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY SETTLEMENTS OR JUDGMENTS WILL BE REDUCED BY DEFENSE EXPENSES.

ITEM 1 NAMED INSURED/INSURANCE REPRESENTATIVE:

All Fidelity Funds

D/B/A:

Principal Address:

c/o FMR LLC
88 Black Falcon, First Floor, East Side, Suite 167, Mailzone V7E
BOSTON, MA 02210

ITEM 2 POLICY PERIOD:

Inception Date: **July 01, 2024** Expiration Date: **July 01, 2025**

12:01 A.M. standard time both dates at the Principal Address stated in ITEM 1.

ITEM 3 ALL NOTICES OF CLAIMS OR LOSS TO THE COMPANY MUST BE SENT TO THE COMPANY BY EMAIL, FACSIMILE, OR MAIL AS SET FORTH BELOW:

Email: BSIclaims@travelers.com
Fax: 1-888-460-6622

Mail: Travelers Bond & Specialty Insurance Claim
P.O. Box 2989
Hartford, CT 06104-2989

Overnight Mail: Travelers Bond & Specialty Insurance Claim
One Tower Square, MN06
Hartford, CT 06183

For questions related to claim reporting or handling, please call 1-800-842-8496.

ITEM 4	UNDERLYING INSURANCE SCHEDULE:				
	COVERAGE	POLICY NUMBER	POLICY PERIOD	LIMIT	RETENTION
A. ISSUER OF PRIMARY POLICY					
Berkshire Hathaway Specialty Insurance Company	Mutual Fund Liability	47-EPF-315881-04	07/01/2024 to 07/01/2025	$10,000,000	$5,000,000
B. ISSUER OF UNDERLYING INSURANCE					
ACE American Insurance Company	Mutual Fund Liability	G23656280 017	07/01/2024 to 07/01/2025	$10,000,000	N/A
National Union Fire Insurance Company of Pittsburgh, Pa	Mutual Fund Liability	01-307-65-49	07/01/2024 to 07/01/2025	$10,000,000	N/A
ICI Mutual Insurance Company	Mutual Fund Liability	87153124D	07/01/2024 to 07/01/2025	$10,000,000	N/A
Allied World Assurance Company (US) Inc.	Mutual Fund Liability	C014841/014	07/01/2024 to 07/01/2025	$10,000,000	N/A
QBE Insurance Corporation	Mutual Fund Liability	130005115	07/01/2024 to 07/01/2025	$10,000,000	N/A
C. UNDERLYING LIMITS	$60,000,000				

ITEM 5 EXCESS POLICY LIMIT:

$10,000,000

ITEM 6 PREMIUM FOR THE POLICY PERIOD:

$130,000.00 Policy Premium

ITEM 7 FORMS AND ENDORSEMENTS ATTACHED AT INCEPTION:

Countersigned By

IN WITNESS WHEREOF, the Company has caused this policy to be signed by its authorized officers.

President

Corporate Secretary

This endorsement modifies any Coverage Part or Coverage Form included in this Policy that is subject to the federal Terrorism Risk Insurance Act of 2002 as amended.

Federal Terrorism Risk Insurance Act Disclosure Endorsement

The federal Terrorism Risk Insurance Act of 2002 as amended (“TRIA”), establishes a program under which the Federal Government may partially reimburse “Insured Losses” (as defined in TRIA) caused by “Acts Of Terrorism” (as defined in TRIA). Act Of Terrorism is defined in Section 102(1) of TRIA to mean any act that is certified by the Secretary of the Treasury - in consultation with the Secretary of Homeland Security and the Attorney General of the United States - to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

The Federal Government's share of compensation for such Insured Losses is 80% of the amount of such Insured Losses in excess of each Insurer's “Insurer Deductible” (as defined in TRIA), subject to the “Program Trigger” (as defined in TRIA).

In no event, however, will the Federal Government be required to pay any portion of the amount of such Insured Losses occurring in a calendar year that in the aggregate exceeds $100 billion, nor will any Insurer be required to pay any portion of such amount provided that such Insurer has met its Insurer Deductible. Therefore, if such Insured Losses occurring in a calendar year exceed $100 billion in the aggregate, the amount of any payments by the Federal Government and any coverage provided by this policy for losses caused by Acts Of Terrorism may be reduced.

For each coverage provided by this policy that applies to such Insured Losses, the charge for such Insured Losses is no more than one percent of your premium, and does not include any charge for the portion of such Insured Losses covered by the Federal Government under TRIA. Please note that no separate additional premium charge has been made for coverage for Insured Losses covered by TRIA. The premium charge that is allocable to such coverage is inseparable from and imbedded in your overall premium.

Issuing Company: **Travelers Casualty and Surety Company of America**
Policy Number: **106547114**

THIS POLICY IS WRITTEN ON A CLAIMS-MADE BASIS WHEN EXCESS OF A LIABILITY COVERAGE AND COVERS ONLY CLAIMS FIRST MADE AGAINST ANY INSURED DURING THE POLICY PERIOD. THIS POLICY IS WRITTEN ON A LOSS FIRST DISCOVERED BASIS WHEN EXCESS OF A CRIME POLICY OR BOND AND COVERS ONLY LOSS FIRST DISCOVERED DURING THE POLICY PERIOD. THE LIMIT AVAILABLE TO PAY SETTLEMENTS OR JUDGMENTS WILL BE REDUCED BY DEFENSE EXPENSES.

PLEASE READ ALL TERMS CAREFULLY.

CONSIDERATION CLAUSE

IN CONSIDERATION of the payment of the premium, in reliance on the statements and disclosures made to the **Company** and the issuer of the **Primary Policy**, subject to the Declarations, and pursuant to all terms, conditions, exclusions, and limitations of this **Policy**, the **Company** and the **Insureds** agree as follows:

INSURING AGREEMENT

This **Policy** incorporates by reference, and affords coverage in accordance with and subject to the terms, conditions, exclusions and other limitations of the **Primary Policy,** except as otherwise provided herein. If any term, condition, exclusion or other limitation of the **Primary Policy** is amended to restrict coverage, this **Policy** will become subject to such amendment upon the effective date of such amendment to the **Primary Policy**. If any term, condition, exclusion, or limitation of the **Primary Policy** is amended to broaden coverage, this **Policy** will become subject to such amendment only if the **Company** has received written notice from the **Insured** of such amendment, the **Company** has given the **Insured** its written consent to such amendment, and the **Insured** has paid any required additional premium.

I. DEFINITIONS

Wherever appearing in this **Policy**, either in the singular or plural, the following words and phrases appearing in bold type will have the meanings set forth in this section:

A. ***Company*** means the insurer that issued this **Policy**, as set forth in the Declarations.

B. ***Excess Policy Limit*** means the limit of this **Policy** set forth in ITEM 5 of the Declarations.

C. ***Insured*** has the meaning set forth in the **Primary Policy**.

D. ***Primary Policy*** means the policy of insurance set forth in ITEM 4, A of the Declarations, but only for the coverage listed.

E. ***Policy*** means, collectively, the Declarations, the application, this policy form, and any endorsements thereto.

F. ***Policy Period*** means the period from the Inception Date to the Expiration Date set forth in ITEM 2 of the Declarations. In no event will the **Policy Period** continue past the effective date of cancellation or termination of this **Policy**.

G. ***Underlying Insurance*** means any policy of insurance set forth in ITEM 4 of the Declarations.

H. ***Underlying Limits*** means the combined limits of the **Underlying Insurance** set forth in ITEM 4, C of the Declarations for the applicable coverage.

II. ATTACHMENT

A. The **Company** is only liable to make payment under this **Policy** after the total amount of all **Underlying Limits** has been paid in legal currency by the issuers of all **Underlying Insurance**, any **Insured**, or any other entity as covered loss thereunder, and any applicable retention or deductible has been paid by the **Insured** under the **Primary Policy**.

B. In the event of the reduction or exhaustion of the total amount of all **Underlying Limits** by reason of the payment by the issuers of the **Underlying Insurance**, any **Insured**, or any other entity of covered loss, this **Policy** will:

1. in the event of such reduction, pay covered loss excess of the reduced amount of such **Underlying Limits**, such amount not to exceed the **Excess Policy Limit**; or

2. in the event of such exhaustion, continue in force as primary insurance, provided, that this **Policy** will only pay covered loss excess over any retention or deductible amount otherwise applicable under the **Primary Policy**, such amount not to exceed the remaining **Excess Policy Limit**.

C. This **Policy** will drop down only in the event of reduction or exhaustion of the **Underlying Insurance** as described above, and will not drop down for any other reason including uncollectability or nonpayment, in whole or in part, of any **Underlying Insurance**. The risk of uncollectability of any **Underlying Insurance**, in whole or in part, whether because of financial impairment or insolvency of any issuer of **Underlying Insurance** or any other reason, is expressly retained by the **Insured** and is not in any way, or under any circumstances, insured or assumed by the **Company**.

D. Any claim or loss that is subject to a sublimit (which may also be called a reduced limit, or similar term, in the **Primary Policy**) under the **Primary Policy** will not be considered covered loss under this **Policy**, but, for the purposes of this **Policy**, will reduce or exhaust the **Underlying Limits** to the extent such payment reduces or exhausts the aggregate limit of the **Primary Policy**.

III. LIMIT AND EXTENDED REPORTING PERIOD

The **Excess Policy Limit** set forth in ITEM 5 of the Declarations is the maximum amount the **Company** will pay under this **Policy** for all covered loss, regardless of the number of claims, losses or **Insureds**, and regardless of when payment is made by the **Company** or when an **Insured's** legal obligation with regard to any claim or loss arises or is established. Defense expenses are part of, and not in addition to, the **Excess Policy Limit** set forth in ITEM 5 of the Declarations, and will reduce such **Excess Policy Limit**.

The limit for any applicable extended reporting period (which may also be called a discovery period, or similar term, in the **Primary Policy**) is part of, and not in addition to, the **Excess Policy Limit** for the **Policy Period**. The purchase of a discovery period will not increase or reinstate the **Excess Policy Limit**. The entire premium for the discovery period will be deemed fully earned and non-refundable upon payment. The discovery period is not cancelable except for nonpayment of the additional premium.

IV. NOTICE

As a condition precedent to exercising rights under this **Policy**, the **Insured** must give the **Company** written notice of any claim or loss in the same time and manner required by the **Primary Policy**. Notice given to any issuer of **Underlying Insurance** will not constitute notice under this **Policy**. All notices must be sent to the **Company** by email, facsimile, or mail at the address set forth in ITEM 3 of the Declarations.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

COMBINED AGGREGATE LIMIT OF LIABILITY FOR ALL LOSS ENDORSEMENT - SPECIFIED POLICIES

This endorsement changes the following:

Excess X

It is agreed that:

The following is added to section ***III. LIMIT AND EXTENDED REPORTING PERIOD***:

Notwithstanding anything to the contrary in this **Policy**, the maximum amount the **Company** will pay under all of the Specified Policies set forth in the Schedule below for all covered loss shall be the Combined Aggregate Limit of Liability set forth in the Schedule below.

The Combined Aggregate Limit of Liability shall be reduced and may be exhausted by payment of loss under any of the Specified Policies. Defense expenses are part of, and not in addition to, the Combined Aggregate Limit of Liability and will reduce such Combined Aggregate Limit of Liability.

If the same loss is covered under more than one Specified Policy, the applicable limits of liability under such Scheduled Policies shall apply separately to each part of such loss, subject to the Combined Aggregate Limit of Liability.

The **Company's** obligation to make payment under this **Policy** will cease once the **Excess Policy Limit** or the Combined Aggregate Limit of Liability has been exhausted by payment of loss.

The purchase of any discovery period will not increase or reinstate the Combined Aggregate Limit of Liability.

SCHEDULE

Combined Aggregate Limit of Liability: **$10,000,000**

Specified Policies (all policies must have coinciding Policy Periods)

Policy Number	Coverage	Policy Period
106547262	**All Fidelity Funds Excess Investment Company Blanket Bond Policy**	**July 01, 2017** to **July 01, 2018**

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions,exclusions or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: **Travelers Casualty and Surety Company of America**

Policy Number: **106547114**

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

COVERAGE AMENDMENTS ENDORSEMENT – ATTACHMENT AND LIMIT OF LIABILITY – SPECIFIED COVERAGE REDUCED LIMIT

This endorsement changes the following:

Excess +

It is agreed that:

1. The following is added to the Declarations:

   Specified Coverage Limit: $250,000, which is part of, and not in addition to, the **Excess Policy Limit**

   Specified Coverage Underlying Limits: $2,250,000

2. The following replaces section **I. DEFINITIONS**, **H. Underlying Limits**:

   H. **Underlying Limits** means the:

   1. combined limits of the **Underlying Insurance** set forth in ITEM 4, C of the Declarations for the applicable coverage; or

   2. **Specified Coverage Underlying Limits** for the **Specified Coverage**.

3. The following are added to section **I. DEFINITIONS**:

   Specified Coverage means the coverage of the **Primary Policy** set forth in the Specified Coverage Schedule below, subject to all other terms of the **Primary Policy**.

   Specified Coverage Limit means the limit of this **Policy** for the **Specified Coverage** as stated in the Declarations.

   Specified Coverage Underlying Limits means the combined limits of the **Underlying Insurance** as stated in the Declarations for the **Specified Coverage**.

4. The following replaces section **II. ATTACHMENT**, **A.**, **B.,** and **D.**, respectively:

   A. The **Company** is only liable to make payment under this **Policy** after the total amount of all of the applicable **Underlying Limits** has been paid in legal currency by the issuers of all **Underlying Insurance**, any **Insured**, or any other source as covered loss thereunder, and any applicable retention or deductible has been paid by the **Insured** under the **Primary Policy**.

   B. In the event of the reduction or exhaustion of the total amount of all of the applicable **Underlying Limits** as described in section II. ATTACHMENT, A., this **Policy** will:

   1. in the event of such reduction, pay covered loss excess of the reduced amount of such **Underlying Limits**, such amount not to exceed the **Excess Policy Limit** or, with respect to the **Specified Coverage**, the **Specified Coverage Limit**; or

   2. in the event of such exhaustion, continue in force as primary insurance, provided always that this **Policy** will only pay covered loss excess over any retention or deductible amount otherwise

Issuing Company: **Travelers Casualty and Surety Company of America**
Policy Number: **106547114**

applicable under the **Primary Policy**, such amount not to exceed the remaining **Excess Policy Limit** or, with respect to the **Specified Coverage**, the remaining **Specified Coverage Limit.**

D. Except for loss consisting of the **Specified Coverage**, any claim, loss or coverage that is subject to any sublimit (which may also be called a reduced limit, or similar term, in the **Primary Policy**) will not be considered covered loss under this **Policy**, but will, for purposes of this **Policy**, reduce or exhaust the applicable **Underlying Limits** to the extent such payment reduces or exhausts the applicable aggregate limit(s) of the **Underlying Insurance**.

5. The following is added to section **III. LIMIT AND EXTENDED REPORTING PERIOD**:

Provided that the **Specified Coverage Limit** will be the maximum amount the **Company** will pay under this **Policy** for the **Specified Coverage**. Any loss paid under this **Policy** with respect to the **Specified Coverage** will also reduce, and may exhaust, the **Excess Policy Limit**.

SPECIFIED COVERAGE SCHEDULE

Derivative Investigation Costs

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

125 Broad Street, 8th Floor, New York, NY 10004

November 6, 2024

Mary Coughlin
WILLIS TOWERS WATSON NORTHEAST INC
75 ARLINGTON ST FL 10
BOSTON, MA 02116-3936

Re: All Fidelity Funds
Excess Products
Policy Number 287273571
Expiration Date: 07/01/2025

Dear Mary,

We are pleased to enclose Policy Number 287273571 for All Fidelity Funds. We trust that this policy meets with the specifications outlined in our quotation (number 6332632401). Please review it carefully to confirm this. Should you detect any problem, please contact me as soon as possible.

If commissions or other compensation are payable hereunder, Insurance Producer will comply with all applicable federal and state laws, rules, regulations and/or orders governing disclosure by an agent, broker or producer to an insured or prospective insured of commissions or other compensation.

We appreciate the opportunity to do business with All Fidelity Funds and with you. If you should have any comments, questions, or concerns, please do not hesitate to contact me.

Sincerely,

Benjamin Edsall

Benjamin Edsall
Underwriting Consultant
(212) 440-7331
benjamin.edsall@cna.com

DECLARATIONS
EXCESS INSURANCE POLICY

ACCOUNT NUMBER	40420
COVERAGE PROVIDED BY (hereafter Insurer)	Continental Casualty Company
POLICY NUMBER	287273571

Item 1: **NAMED ENTITY AND PRINCIPAL ADDRESS**		**PRODUCER**
All Fidelity Funds C/O FMR LLC 88 Black Falcon, 1st Floor, East Side, Suite 167, Mailzone V7E Boston, MA 02210		WILLIS TOWERS WATSON NORTHEAST INC 75 ARLINGTON ST FL 10 BOSTON, MA 02116-3936
Attn:		Mary Coughlin

Item 2. **Policy Period**: 7/1/2024 To 7/1/2025

12:01 a.m. Standard Time at the Principal Address stated in Item 1.

Item 3. **Limit of Liability**

$10,000,000 maximum aggregate Limit of Liability under the Policy

Item 4. Schedule of **Underlying Insurance:**

A. **Followed Policy**

Name of Carrier	Policy No	Limits	Ded/Ret Amount
Berkshire Hathaway Specialty Insurance Company	47-EPF-315881-04	$10,000,000	$5,000,000

B. **Underlying Excess Policies**: *** SEE ATTACHED SCHEDULE ***

Item 5. Policy Premium $130,000

Item 6. Notices of Claims:

CNA – Claims Reporting
P.O. Box 8317
Chicago, IL 60680-8317
Email address: SpecialtyProNewLoss@cna.com
Fax Number: 866-773-7504

All other Notices:

Open Brokerage Global Specialty Lines
CNA Insurance Company
125 Broad Street – 8th Floor
New York, NY 10004

Item 7. Endorsements forming a part of this Policy at inception:

GSL-2035-XX	2010-06-01	Tie In Limits Endorsement
GSL-22799-XX	2010-12-01	Recognition Of Excess And Difference In Conditions Payments
CNA-40839-XX	2015-12-01	Derivative Investigation Costs Sublimit Drop Down Endorsement
CNA-81753-XX	2015-03-01	Cap On Losses From Certified Acts Of Terrorism Endorsement
CNA-81758-XX	2021-01-01	Notice Offer Of Terrorism Coverage Disclosure Of Premium Confirmation Of Acceptance

These Declarations, along with the completed and signed Application, the Policy, and any written endorsements attached thereto shall constitute the contract between the Insureds and the Insurer.

Authorized Representative: Date: November 6, 2024

UNDERLYING EXCESS POLICY SCHEDULE

Name of Carrier	Policy No.	Limits	Excess of
ACE American Insurance Company	DOX G23656280 017	$10,000,000	$10,000,000
National Union Fire Insurance Company of Pittsburgh, PA.	01-307-65-49	$10,000,000	$20,000,000
ICI Mutual Insurance Company	87153124D	$10,000,000	$30,000,000
Allied World Assurance Company, AG	C014841/014	$10,000,000	$40,000,000
QBE Insurance Corporation	130005115	$10,000,000	$50,000,000
Travelers Casualty and Surety Company of America	106547114	$10,000,000	$60,000,000

CNA

EXCESS INSURANCE POLICY

Words defined in the Followed Policy have the same meaning in this Policy even if not defined herein. In consideration of the payment of the premium and in reliance upon the applications submitted to the Insurer or any insurer of the Underlying Insurance, and any other material submitted in connection with such applications (all of which are deemed attached hereto and made a part hereof) the Insurer and the Insureds agree as follows:

I. FOLLOW FORM EXCESS COVERAGE

The Insurer shall provide coverage in accordance with all of the terms, conditions and limitations (including, but not limited to the exclusions and notice requirements) of the policy scheduled in Item 4.A. of the Declarations (hereafter "**Followed Policy**") except as otherwise set forth herein. Coverage hereunder shall attach only after all of the aggregate Limits of Liability, as set forth in Item 4. of the Declarations have been exhausted through payment of covered loss under all policies scheduled in Item 4. of the Declarations (hereafter "**Underlying Insurance**") by or on behalf of the insurers of such **Underlying Insurance**, or by or on behalf of the Insureds. The risk of uncollectibility of any **Underlying Insurance** (in whole or in part), whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the Insureds and is not insured by or assumed by the Insurer.

II. LIMIT OF LIABILITY

The amount set forth in Item 3. of the Declarations shall be the maximum aggregate Limit of Liability of the Insurer for all loss under this Policy, regardless of the number of claims made against the Insureds or the time of payment and regardless of whether or not an extended reporting period applies. If the Limit of Liability under this Policy is exhausted by payment of loss, the Insurer's obligations under this Policy shall be deemed completely fulfilled and extinguished.

III. CHANGES TO UNDERLYING INSURANCE/DEPLETION OF SUB-LIMITS

If, subsequent to the inception date of this Policy, there is a change to any **Underlying Insurance** which expands coverage, then this Policy shall become subject to such change only if the Insurer agrees thereto by written endorsement to this Policy. If any loss under any **Underlying Insurance** is subject to a sub-limit, then this Policy provides no coverage excess of such **Underlying Insurance** sub-limit, but the **Underlying Insurance** shall be deemed depleted by payment of any such sub-limit.

IV. INSURER RIGHTS/COOPERATION CLAUSE

The Insurer has the same rights and protections as has the insurer of the **Followed Policy** and has the right, but not the obligation, at its sole discretion, to elect to participate in the investigation, settlement, prosecution or defense of any claim reasonably likely to attach to and be covered under this Policy or any **Underlying Insurance,** even if the **Underlying Insurance** has not been exhausted. The Insureds shall cooperate with the Insurer in such investigation, settlement, prosecution or defense and shall do nothing that prejudices the Insurer's position or rights of recovery.

V. NOTICES

Where notice is permitted or required by the **Followed Policy**, the Insureds have the same rights and obligations to notify the Insurer under this Policy, except that such notice shall be given to the Insurer at the applicable address specified in Item 6. of the Declarations.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be executed by its Chairman and Secretary, but this Policy shall not be binding upon us unless completed by the attachment of the Declarations:

Chairman　　　　　　　　Secretary

TIE IN LIMITS ENDORSEMENT

In consideration of the premium charged, it is understood and agreed that the aggregate Limit of Liability of this Policy shall be reduced by any amount paid by the Insurer or by any affiliate of the Insurer under Policy Number 287042220 with the policy period incepting on 7/1/2018 issued to or for the benefit of FMR LLC or any affiliate thereof. In the event that such Limit of Liability stated in the Declarations is exhausted by payment of loss under this Policy or Policy No. 287042220, any and all obligations of the Insurer under both Policies shall be deemed to be completely fulfilled and extinguished.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

RECOGNITION OF EXCESS AND DIFFERENCE-IN-CONDITIONS PAYMENTS

In consideration of the premium paid, it is understood and agreed that Section **I. FOLLOW FORM EXCESS COVERAGE**, the second sentence is deleted in its entirety and replaced as follows:

> Coverage hereunder shall attach only after all of the aggregate Limits of Liability, as set forth in Item 4. of the Declarations have been exhausted through payment of covered loss under all policies scheduled in Item 4. of the Declarations (hereafter "**Underlying Insurance**") by or on behalf of the insurers of such **Underlying Insurance**, by or on behalf of any "DIC Insurer" or by or on behalf of the Insureds.
>
> As used herein, a "DIC Insurer" means any insurer providing excess drop down difference in condition coverage written over this Policy including, but not limited to, any A-Side Policy issued to the Named Entity.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

All Fidelity Funds
DERIVATIVE INVESTIGATION COSTS SUBLIMIT DROP DOWN ENDORSEMENT

In consideration of the premium paid for this Policy, it is understood and agreed that the Policy is amended as follows:

1. The policy is amended to add a new provision, Section **VI. DEFINITIONS**, and the following definition is added:

   "Derivative Investigation Costs" shall have the same meaning in this Policy as that set forth in the **Followed Policy** or any more restrictive provisions of the **Underlying Insurance.**

2. Section **II. LIMIT OF LIABILITY** is amended to add the following new paragraph:

   The amount of $250,000 shall be the limit of liability of the Insurer for all **Derivative Investigation Costs**. Such amount is a sublimit, which is part of, and not in addition to, the maximum aggregate limit of liability stated on the Declarations.

3. Section **III. CHANGES TO UNDERLYING INSURANCE/DEPLETION OF SUBLIMITS** is deleted and replaced by the following:

   If, subsequent to the inception date of this Policy, there is a change to any **Underlying Insurance** which expands coverage, then this Policy shall become subject to such change only if the Insurer agrees thereto by written endorsement to this Policy.

   If any loss covered under any **Underlying Insurance** is subject to a sub-limit, other than the **Derivative Investigation Costs** sublimit, then this Policy provides no coverage excess of such **Underlying Insurance** sub-limits. However, solely with respect to **Derivative Investigation Costs** sublimit, this Policy shall "drop down" sequentially (in accordance with excess position maintained by each insurer of the **Underlying Insurance**) and provide coverage excess of the **Derivative Investigation Costs** sublimit in the **Underlying Insurance**, but only after such **Underlying Insurance** sublimits have been reduced or exhausted by reason of payment of loss in the amount of such sublimit.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

CNA

CAP ON LOSSES FROM CERTIFIED ACTS OF TERRORISM ENDORSEMENT

It is understood and agreed as follows:

Whenever used in this endorsement, 1) “we” means the insurer listed on Declarations or the Certificate of Insurance, as applicable; and 2) “you” means the first person or entity named on the Declarations or the Certificate of Insurance, as applicable.

A. Cap on Certified Terrorism Losses

“Certified act of terrorism” means an act that is certified by the Secretary of the Treasury, in consultation with the Secretary of Homeland Security and the Attorney General of the United States, to be an act of terrorism pursuant to the Terrorism Risk Insurance Act, as extended and reauthorized (the “Act”). The criteria contained in the Act for a “certified act of terrorism” include the following:

1. The act resulted in insured losses in excess of $5 million in the aggregate, attributable to all types of insurance subject to the Terrorism Risk Insurance Act; and

2. The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

B. Application of Exclusions

The terms and limitations of any terrorism exclusion, or the inapplicability or omission of a terrorism exclusion, do not serve to create coverage for any loss which would otherwise be excluded under this Policy, such as losses excluded by the Nuclear Hazard Exclusion or the War And Military Action Exclusion.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

IMPORTANT INFORMATION

NOTICE - OFFER OF TERRORISM COVERAGE;

DISCLOSURE OF PREMIUM

THIS NOTICE DOES NOT FORM A PART OF THE POLICY, GRANT ANY COVERAGE OR CHANGE THE TERMS AND CONDITIONS OF ANY COVERAGE UNDER THE POLICY.

As used herein, 1) "we" means the insurer listed on the Declarations or the Certificate of Insurance, as applicable; and 2) "you" means the first person or entity named on the Declarations or the Certificate of Insurance, as applicable. You are hereby notified that under the Terrorism Risk Insurance Act, as extended and reauthorized ("Act"), you have a right to purchase insurance coverage of losses arising out of acts of terrorism, as defined in Section 102(1) of the Act, subject to all applicable policy provisions. The Terrorism Risk Insurance Act established a federal program within the Department of the Treasury, under which the federal government shares, with the insurance industry, the risk of loss from future terrorist attacks.

This Notice is designed to alert you to coverage restrictions and to certain terrorism provisions in the policy. If there is any conflict between this Notice and the policy (including its endorsements), the provisions of the policy (including its endorsements) apply.

CHANGE IN THE DEFINITION OF A CERTIFIED ACT OF TERRORISM

The Act applies when the Secretary of the Treasury certifies that an event meets the definition of an act of terrorism. Originally, the Act provided that to be certified, an act of terrorism must cause losses of at least five million dollars and must have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest to coerce the government or population of the United States. However, the 2007 re-authorization of the Act removed the requirement that the act of terrorism must be committed by or on behalf of a foreign interest, and now certified acts of terrorism may encompass, for example, a terrorist act committed against the United States government by a United States citizen, when the act is determined by the federal government to be "a certified act of terrorism."

In accordance with the Act, we are required to offer you the ability to purchase coverage for losses resulting from an act of terrorism that is certified under the federal program. The other provisions of this policy, including nuclear, war or military action exclusions, will still apply to such an act.

DISCLOSURE OF FEDERAL PARTICIPATION IN PAYMENT OF TERRORISM LOSSES

The Department of the Treasury will pay a share of terrorism losses insured under the federal program. Beginning in 2020, the federal share equals 80% of that portion of the amount of such insured losses that exceeds the applicable insurer retention.

LIMITATION ON PAYMENT OF TERRORISM LOSSES

If aggregate insured losses attributable to terrorist acts certified under the Terrorism Risk Insurance Act exceed $100 billion in a calendar year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

Further, this coverage is subject to a limit on our liability pursuant to the federal law where, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion. In such case, insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

CONFIRMATION OF ACCEPTANCE OF COVERAGE

In accordance with the Act, we offered you coverage for losses resulting from an act of terrorism that is certified under the federal program. This notice confirms that you have chosen to accept our offer of coverage for certified acts of terrorism. The policy's other provisions, including nuclear, war or military action exclusions, will still apply to such an

act. The premium charge for terrorism coverage, if any, is shown separately on the Declarations or the Certificate of Insurance, as applicable.

Starr Indemnity & Liability Company

399 Park Avenue, 2nd Floor
New York, NY 10022

August 7, 2024

Mary Coughlin
Willis Towers Watson Northeast, Inc.
75 Arlington Street, Floor 10
Boston, MA 02116

RE: All Fidelity Funds
Policy Number: 1000059076241

Dear Mary:

Enclosed please find an electronic copy of the above captioned policy. Please let me know if you would like the hard copies, as well.

Thank you for your business, and please do not hesitate to contact me with any questions or concerns.

Sincerely,

Luke Iandoli

On Behalf of – Stanford Faigin
Underwriting Manager – Financial Lines

Starr Indemnity & Liability Company
399 Park Avenue
8th Floor
New York, NY 10022

Starr Indemnity & Liability Company

399 Park Avenue
New York, NY 10022
(646) 227-6377

STARR SECURE EXCESS LIABILITY POLICY

POLICY NUMBER: 1000059076241
RENEWAL OF: 1000059076231

NOTICE: EXCEPT TO SUCH EXTENT AS MAY OTHERWISE BE PROVIDED HEREIN, THE COVERAGE OF THIS POLICY MAY ONLY APPLY TO THOSE CLAIMS THAT ARE FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD AND REPORTED IN WRITING TO THE INSURER PURSUANT TO THE TERMS HEREIN.

NOTICE: THE LIMIT OF LIABILITY AVAILABLE TO PAY JUDGMENTS OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY AMOUNTS INCURRED FOR DEFENSE COSTS. AMOUNTS INCURRED FOR DEFENSE COSTS SHALL BE APPLIED AGAINST THE RETENTION AMOUNT, IF ANY.

NOTICE: PLEASE READ THIS POLICY CAREFULLY AND DISCUSS THE COVERAGE HEREUNDER WITH YOUR INSURANCE AGENT OR BROKER.

DECLARATIONS

ITEM 1: NAMED INSURED: All Fidelity Funds

ADDRESS: C/O FMR LLC
88 Black Falcon Ave, First Floor, East Side, Suite 167, Mailzone V7E
Boston, MA 02210

ITEM 2: POLICY PERIOD: From: July 1, 2024 To: July 1, 2025
(12:01 a.m. Standard Time at the address stated in Item 1)

ITEM 3: LIMIT OF LIABILITY: $10,000,000 excess of $80,000,000
aggregate for all coverages combined (including Defense Costs)

ITEM 4: UNDERLYING COVERAGES, UNDERLYING POLICIES & UNDERLYING INSURERS:

A. COVERAGE: Directors & Officers Liability/ Errors & Omissions/ Employment Practices Liability

Followed Policy:

Insurer	*Policy Number*	*Limits*	*Policy Period*
Berkshire Hathaway Specialty Insurance Company	**47-EPF-315881-04**	**$10,000,000**	**July 1, 2024 to July 1, 2025**

Excess Policy(ies):

Insurer	*Policy Number*	*Limits*	*Policy Period*
ACE American Insurance Company	**DOX G23656280 017**	**$10,000,000 excess of $10,000,000**	**July 1, 2024 to July 1, 2025**
National Union Fire Insurance Company of Pittsburgh, PA	**01-307-65-49**	**$10,000,000 excess of $20,000,000**	**July 1, 2024 to July 1, 2025**
ICI Mutual Insurance Co. a RRG	**87153124D**	**$10,000,000 excess of $30,000,000**	**July 1, 2024 to July 1, 2025**
Allied World Assurance Company, Ltd	**C014841/014**	**$10,000,000 excess of $40,000,000**	**July 1, 2024 to July 1, 2025**
QBE Insurance Corp.	**130005115**	**$10,000,000 excess of $50,000,000**	**July 1, 2024 to July 1, 2025**
Travelers Casualty and Surety Company of America	**106547114**	**$10,000,000 excess of $60,000,000**	**July 1, 2024 to July 1, 2025**
Continental Casualty Company	**287273571**	**$10,000,000 excess of $70,000,000**	**July 1, 2024 to July 1, 2025**

ITEM 5: PREMIUM $130,000

ITEM 6: ADDRESS OF INSURER AND ITS AUTHORIZED AGENTS FOR NOTICES UNDER THIS POLICY

A. **Claims-Related Notices**

STARR ADJUSTMENT SERVICES, INC.
399 PARK AVENUE
9TH FLOOR
NEW YORK, NEW YORK 10022
e-mail: StarrFLPLClaims@starrcompanies.com

B. **All Other Notices to the Insurer:**

STARR INDEMNITY & LIABILITY COMPANY
ATTN: FINANCIAL LINES DEPARTMENT
399 PARK AVE. 8TH FLOOR
NEW YORK, NY 10022

In Witness Whereof, the Insurer has caused this policy to be executed and attested, but this policy shall not be valid unless countersigned by a duly authorized representative of the Insurer.

Steve Blakey

Steve Blakey, President

Nehemiah E. Ginsburg

Nehemiah E. Ginsburg, General Counsel

Authorized Representative

Starr Indemnity & Liability Company

STARR SECURE EXCESS LIABILITY POLICY

In consideration of premium paid, Starr Indemnity & Liability Company (herein referred to as the "Insurer") and the Insureds agree as follows:

I. INSURING CLAUSE

The Insurer shall pay the individuals and entities insured under the Followed Policy (also referred to herein as the "Insured") for loss after exhaustion by payments of all applicable underlying limits solely as a result of payment of losses covered thereunder, jointly or severally by: (i) the Underlying Insurers, as specified in Item 4 of the Declarations, and/or (ii) in place or on behalf of the Underlying Insurers, the Insureds and/or any other source, in accordance with the terms, conditions, limitations and other provisions of the Followed Policy; subject to:

A. the Limit of Liability as stated in Item 3 of the Declarations; and

B. all other terms and conditions of, and the endorsements attached to, this Policy.

Notwithstanding the above, this Policy shall not provide coverage broader than that provided by the Followed Policy listed in Item 4 of the Declarations.

In the event of the depletion of the limits of liability of the Underlying Policy(ies) as a result of payment of losses covered thereunder on the terms set forth herein, this Policy shall, subject to the Limit of Liability set forth in Item 3 of the Declarations and to the other terms of this Policy, continue to apply for subsequent losses as excess insurance over the amount of insurance remaining under such Underlying Policy.

In the event of the exhaustion of all of the limits of liability of the Underlying Policy(ies), including satisfaction of any applicable retention or deductible, as a result of payment of losses covered thereunder, on the terms set forth herein and there are remaining limits of liability available under this Policy it shall, subject to the Limit of Liability as set forth in Item 3 of the Declarations and to the other terms of this Policy, continue for subsequent losses as primary insurance and any applicable retention or deductible specified in the Followed Policy shall be imposed under this Policy.

The risk of uncollectability of the limits of liability of such Underlying Policy(ies) for any reason, including but not limited to by reason of financial impairment or insolvency of an Underlying Insurer, is expressly retained by the Insureds, and is not assumed by the Insurer or insured under this Policy.

II. CLAIM & NOTICE PROVISIONS

1. The Insurer shall have the same rights, privileges and protections as the Underlying Insurer of the Followed Policy, including but not limited, as to the Claim provisions of the Followed Policy.

2. All notices required under the Followed Policy to the Underlying Insurer for that policy are required hereunder to be given to the Insurer or Insurer's authorized agent at the applicable address set forth in Item 6 of the Declarations.

III. REPRESENTATIONS AND WARRANTIES

It is a condition precedent to the Insurer's obligations under this Policy, and the Insured agrees, that all applications, warranty statements, together with attachments and any other materials submitted for this Policy and the Followed Policy, shall be deemed attached to and made a part of this Policy. The Insurer has relied on all such materials, representations and information as being accurate and complete in issuing this Policy.

IV. CHANGES

The Insured agrees that, if after issuance of the Followed Policy, should any change to any Underlying Policy be made by rewrite, endorsement or otherwise, this Policy shall not follow form and provide coverage for such change without the written consent of the Insurer and payment of any required premium, if any, for such change.

V. SUBLIMITS

This Policy shall not follow form to any sub-limit in an Underlying Policy, unless such coverage is specifically endorsed upon this Policy. However, in the event a sub-limit of liability exists in an Underlying Policy and coverage for such is not provided under this Policy, any payments of loss that are subject to such a sub-limit shall be deemed to apply toward the erosion or exhaustion of the limits of liability of the Underlying Policy for purposes of coverage under this Policy.

VI. CANCELLATION CLAUSE

This Policy shall follow the cancellation terms of the Followed Policy except that in the event the Insurer cancels this Policy for non-payment of premium, this Policy shall be void as of the inception date of the Policy Period.

Endorsement No.: 1
This endorsement effective: July 1, 2024
(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)
Form a part of Policy No.: 1000059076241
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

MASSACHUSETTS POLICYHOLDER NOTICE

IMPORTANT NOTICE TO ALL MASSACHUSETTS POLICYHOLDERS:

In the event of a complaint, please contact us at:

Starr Indemnity & Liability Company
Attn: Financial Lines Department
399 Park Avenue
8th Floor
New York, NY 10022
Phone: 646.227.6377

If you have been unable to contact or obtain satisfaction from the Insurer, you may contact the Massachusetts Division of Insurance to obtain information or make a complaint at:

Commonwealth of Massachusetts
Division of Insurance
One South Station, 5th Floor
Boston, MA 02110-2208

Endorsement No.: 2
This endorsement effective: July 1, 2024
(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)
Form a part of Policy No.: 1000059076241
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

MASSACHUSETTS AMENDATORY ENDORSEMENT

The application and any other materials submitted for this Policy and any Underlying Policy must be physically attached to the Policy in order to constitute a part of the Policy.

It is understood and agreed that Clause VI. CANCELLATION CLAUSE is deleted and replaced by the following:

VI. CANCELLATION AND NON-RENEWAL CLAUSE

1. The Insurer may only cancel this Policy for non-payment of premium. The Insurer shall mail or deliver written notice of cancellation to the Named Insured not less than ten (10) days prior to the effective date of cancellation. Notice of cancellation shall be delivered or mailed to the Named Insured, at the Named Insured's last known address, and the agent of record for the Named Insured, if applicable. No written notice of cancellation shall be deemed effective unless the Insurer obtains a certificate of mailing receipt from the U.S. Postal Service showing the name and address of the Named Insured as stated in the Policy. The affidavit of any officer, agent or employee of the Insurer, duly authorized for that purpose, that such notice has been served shall be prima facie evidence that cancellation has been duly effected. If the Policy is made payable to a mortgagee or any person other than the Named Insured, notice shall be given to the mortgagee or other person in the manner provided above.

2. If the Insurer decides not to renew this Policy the Insurer shall mail or deliver written notice to the Named Insured at least forty-five (45) days prior to the expiration of the Policy Period.

All other provisions remain unchanged.

Authorized Representative

July 1, 2024
Date

Endorsement No.: 3
This endorsement effective: July 1, 2024
(at 12:01 a.m. Standard Time at the address stated in Item 1 of the Declarations)
Form a part of Policy No.: 1000059076241
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

OFAC ENDORSEMENT

It is understood and agreed that the Policy is amended by adding the following:

OFAC COMPLIANCE

This policy shall not cover any loss in connection with any Claim in the event such coverage would not be in compliance with any United States of America economic or trade sanctions, laws or regulations, including but not limited to the U.S. Treasury Department's Office of Foreign Assets Control, or any similar foreign, federal, state or statutory law or common law.

All other terms and conditions of this Policy remain unchanged.

Authorized Representative

Endorsement No.: 4
This endorsement effective: July 1, 2024
(at 12:01 a.m. Standard Time at the address stated in Item 1 of the Declarations)
Form a part of Policy No.: 1000059076241
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

STATE AMENDATORY INCONSISTENCY

It is understood and agreed that in the event that there is an inconsistency between a state amendatory attached to this policy and any other term or condition of this Policy, then where permitted by law, the Insurer shall apply those terms and conditions of either the amendatory or the policy which are more favorable to the Insured.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

Endorsement No.: 5
This endorsement effective: July 1, 2024
(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)
Form a part of Policy No.: 1000059076241
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

DELETE POLICY PROVISIONS AND
FOLLOW FOLLOWED POLICY

It is understood and agreed that this Policy is amended by deleting the following provision(s) therefrom and instead following form to any applicable provisions of the Followed Policy:

Deleted Provisions:

- III. REPRESENTATIONS AND WARRANTIES

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

Endorsement No.: 6
This endorsement effective: July 1, 2024
(at 12:01 a.m. Standard Time at the address stated in Item 1 of the Declarations)
Form a part of Policy No.: 1000059076241
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

FOLLOW FORM TO SPECIFIED SUBLIMIT(S) ENDORSEMENT

It is understood and agreed that:

A. This Policy will follow form solely to the following sublimit(s) of liability in the Followed Policy (hereinafter "Specified Sublimit(s) of Liability") in the amount(s) set forth below:

Specified Sublimit(s) of Liability

	Description	Amount
(i)	Sublimit for Derivative Investigations Costs of the Followed Policy	$250,000

The Specified Sublimit(s) of Liability set forth above shall be the maximum aggregate limit of liability under this Policy for all loss or damages, including defense costs or expenses, from such Specified Sublimit(s) of Liability and shall be part of, and not in addition to, the aggregate Limit of Liability set forth in Item 3., Limit of Liability, of the Declarations and in no way shall be construed to increase the Insurer's Limit of Liability as stated therein.

The coverage provided in this endorsement shall only attach, as applicable, to each Specified Sublimit of Liability excess of all the Specified Sublimit(s) of the Underlying Policy(ies) for each such sublimit after all such sublimits are exhausted solely due to the payment of covered loss thereunder; provided, however that in all events the coverage provided under this endorsement shall only attach for the Specified Sublimit(s) of Liability excess of the amount set forth in Paragraph I. C. herein for the Total Underlying Specified Sub-limit(s) of Liability of the Underlying Policy(ies).

B. In no event shall this Policy follow or be construed to follow, or provide any coverage under, any other Sublimit(s) of Liability of the Followed Policy not specified in item A. above of this endorsement.

C. Total Underlying Specified Sublimit(s) of Liability of the Underlying Policy(ies):

	Description	Amount
(i)	Sublimit for Derivative Investigations Costs of the Followed Policy	$2,750,000

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

Endorsement No.: 7
This endorsement, effective: July 1, 2024
(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)
Form a part of Policy No.: 1000059076241
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

**TIE-IN OF LIMITS ENDORSEMENT –
SPECIFIED OTHER POLICY(IES)**

It is understood and agreed that the Insurer's combined and maximum Limit of Liability under this policy and the Listed Policy(ies) shall be $10,000,000.

This policy's Limit of Liability shall be reduced in an amount equal to any payment of loss made under the Listed Policy(ies). The limits of liability of the Listed Policy(ies) are part of, and not in addition to, this policy's Limit of Liability.

This endorsement shall not serve to increase the Limit of Liability of this policy or of any of the Listed Policy(ies).

Solely as used in this endorsement, "Listed Policy(ies)" shall mean the following policy(ies) issued by the Insurer:

Named Insured	Policy Number
All Fidelity Funds	1000059071241

"Listed Policy(ies)" shall also mean any policy issued by the Insurer: (i) that has been replaced by, or has preceded, any of the above policy(ies); or (ii) for which any of the above policy(ies) is a renewal.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM INSURANCE
COVERAGE

Coverage for acts of terrorism is included in your policy. You are hereby notified that under the Terrorism Risk Insurance Act, as amended in 2015, the definition of act of terrorism has changed. As defined in Section 102(1) of the Act: The term “act of terrorism” means any act or acts that are certified by the Secretary of the Treasury—in consultation with the Secretary of Homeland Security, and the Attorney General of the United States—to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion. Under your coverage, any losses resulting from certified acts of terrorism may be partially reimbursed by the United States Government under a formula established by the Terrorism Risk Insurance Act, as amended. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States Government generally reimburses 85% through 2015; 84% beginning on January 1, 2016; 83% beginning on January 1, 2017; 82% beginning on January 1, 2018; 81% beginning on January 1, 2019 and 80% beginning on January 1, 2020, of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers’ liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The portion of your annual premium that is attributable to coverage for acts of terrorism is $0, and does not include any charges for the portion of losses covered by the United States government under the Act.

POLICYHOLDER NOTICE

ECONOMIC AND TRADE SANCTIONS

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the Office of Foreign Assets Control (OFAC).

THE OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") OF THE US DEPARTMENT OF THE TREASURY ADMINISTERS AND ENFORCES ECONOMIC AND TRADE SANCTIONS BASED ON US FOREIGN POLICY AND NATIONAL SECURITY GOALS AGAINST TARGETED FOREIGN COUNTRIES AND REGIMES, TERRORISTS, INTERNATIONAL NARCOTICS TRAFFICKERS, THOSE ENGAGED IN ACTIVITIES RELATED TO THE PROLIFERATION OF WEAPONS OF MASS DESTRUCTION, AND OTHER THREATS TO THE NATIONAL SECURITY, FOREIGN POLICY OR ECONOMY OF THE UNITED STATES.

WHENEVER COVERAGE PROVIDED BY THIS POLICY WOULD BE IN VIOLATION OF ANY U.S. ECONOMIC OR TRADE SANCTIONS, SUCH COVERAGE SHALL BE NULL AND VOID.

FOR MORE INFORMATION, PLEASE REFER TO:

HTTPS://WWW.TREASURY.GOV/RESOURCE-CENTER/SANCTIONS/PAGES/DEFAULT.ASPX

IMPORTANT NOTICE FOR MASSACHUSETTS POLICYHOLDERS

If you need to contact someone about this Policy for any reason, please contact the Insurer at the address shown **in Item 6.B of the** Declarations or at:

AXIS

Legal Department

10000 Avalon Blvd., Suite 200

Alpharetta, Georgia 30009

Fax No.: (678) 746-9317

If you have been unable to contact or obtain satisfaction from the Insurer, you may contact the Massachusetts Division of Insurance to obtain information or make a complaint at:

Commonwealth of Massachusetts

Division of Insurance

1000 Washington St, Suite 810

Boston, MA 02118-6200

DECLARATIONS

NAMED INSURED AND ADDRESS	All Fidelity Funds c/o FMR LLC, 88 Black Falcon Avenue, 1st Floor, East Side, Suite 167, Mailzone V7E Boston, MA 02210
BROKER OF RECORD	Willis Towers Watson Northeast, Inc. [Boston] 75 Arlington Street, Floor 10 Boston, MA 02116

INSURER	AXIS Insurance Company (Admitted) 233 South Wacker Drive, Suite 4930 Chicago, IL 60606 (866) 259-5435 ***A Stock Insurer***
POLICY FORM	AXIS EXCESS INSURANCE POLICY AXIS 1010302 0817
POLICY NUMBER	P-001-000158031-05 *Renewal of: P-001-000158031-04*
POLICY PERIOD	Effective Date: 07/01/2024 Expiration Date: 07/01/2025 *Both dates at 12:01 a.m. at the Named Insured's address stated herein.*

TOTAL POLICY PREMIUM	**$65,000.00**
MINIMUM EARNED PREMIUM ***(percentage of Total Policy Premium)***	N/A

SURCHARGE / TAX ***(included in Total Policy Premium)***	N/A

POLICY LIMITS OF INSURANCE	
Aggregate Limit	**$5,000,000 excess of $90,000,000**

SCHEDULE OF SUBLIMITED COVERAGE	
Coverage Description	**AXIS Sublimit of Insurance**
Fund Derivative Investigation Expense	$125,000 excess of $3,000,000

SCHEDULE OF UNDERLYING INSURANCE

PRIMARY (FOLLOWED POLICY)		
Coverage Description	Investment Management Liability Package	
Insurer	Berkshire Hathaway Specialty Insurance Company	
Policy Number	47-EPF-315881-04	
Aggregate Limit of Insurance	$10,000,000	
Retention	$5,000,000	
Sublimited Coverages	**Sublimits of Insurance**	**Retention**
Fund Derivative Investigation Expense	$1,000,000	$0

FIRST EXCESS		
Insurer	ACE American Insurance Company	
Policy Number	G23656280 017	
Aggregate Limit of Insurance	$10,000,000 excess of $10,000,000	
Sublimited Coverages	**Sublimits of Insurance**	**Attachment Point**
Fund Derivative Investigation Expense	$250,000	$1,000,000

SECOND EXCESS		
Insurer	National Union Fire Insurance Company of Pittsburgh, Pa.	
Policy Number	01-307-65-49	
Aggregate Limit of Insurance	$10,000,000 excess of $20,000,000	
Sublimited Coverages	**Sublimits of Insurance**	**Attachment Point**
Fund Derivative Investigation Expense	$250,000	$1,250,000

THIRD EXCESS		
Insurer	ICI Mutual Insurance Company, a Risk Retention Group	
Policy Number	87153124D	
Aggregate Limit of Insurance	$10,000,000 excess of $30,000,000	
Sublimited Coverages	**Sublimits of Insurance**	**Attachment Point**
Fund Derivative Investigation Expense	$250,000	$1,500,000

FOURTH EXCESS		
Insurer	Allied World Assurance Company, AG	
Policy Number	C014841/014	
Aggregate Limit of Insurance	$10,000,000 excess of $40,000,000	
Sublimited Coverages	**Sublimits of Insurance**	**Attachment Point**
Fund Derivative Investigation Expense	$250,000	$1,750,000

FIFTH EXCESS		
Insurer	QBE Insurance Corporation	
Policy Number	130005115	
Aggregate Limit of Insurance	$10,000,000 excess of $50,000,000	
Sublimited Coverages	**Sublimits of Insurance**	**Attachment Point**
Fund Derivative Investigation Expense	$250,000	$2,000,000

SIXTH EXCESS		
Insurer	Travelers Casualty and Surety Company of America	
Policy Number	106547114	
Aggregate Limit of Insurance	$10,000,000 excess of $60,000,000	
Sublimited Coverages	**Sublimits of Insurance**	**Attachment Point**
Fund Derivative Investigation Expense	$250,000	$2,250,000

SEVENTH EXCESS		
Insurer	Continental Casualty Company	
Policy Number	287273571	
Aggregate Limit of Insurance	$10,000,000 excess of $70,000,000	
Sublimited Coverages	**Sublimits of Insurance**	**Attachment Point**
Fund Derivative Investigation Expense	$250,000	$2,500,000

EIGHTH EXCESS		
Insurer	Starr Indemnity & Liability Company	
Policy Number	1000059076241	
Aggregate Limit of Insurance	$10,000,000 excess of $80,000,000	
Sublimited Coverages	**Sublimits of Insurance**	**Attachment Point**
Fund Derivative Investigation Expense	$250,000	$2,750,000

NOTICES TO INSURER	
Send Notice of Claims To: AXIS Insurance Claims Department P.O. Box 4470 Alpharetta, GA 30023-4470 Email: USFNOL@axiscapital.com Phone (Toll-Free): (866) 259-5435 Phone: (678) 746- 9000 Fax: (866) 770-5629	*Send All Other Notices And Inquiries To:* AXIS Insurance 10000 Avalon Blvd. Suite 200 Alpharetta, GA 30009 Email: notices@axiscapital.com Phone (Toll-Free): (866) 259-5435 Phone: (678) 746- 9000 Fax: (678) 802-6161

SCHEDULE OF FORMS & ENDORSEMENTS		
Policyholder Notices and Policy Forms		**Form Number and Edition Date**
Policyholder Notice - Economic And Trade Sanctions		AXIS 906 0316
Important Notice For Massachusetts Policyholders		AXIS MA901 0915
AXIS Excess Insurance Policy		AXIS 1010302 0817
Signature Page		AXIS 102AIC 0615
Endorsements		**Form Number and Edition Date**
1	Sublimited Coverage Endorsement	AXIS 1010310 0622
2	TIE-IN OF LIMITS ENDORSEMENT	AXIS 113 0815

In consideration of the premium paid, and subject to the provisions of this Policy and the Declarations and any Schedules and Endorsements attached hereto, all of which are made a part of this Policy, the Insurer and **Named Insured**, on behalf of all **Insureds**, agree as follows:

INSURING AGREEMENT

Except as specifically set forth herein, and subject to the Limits of Insurance shown on the Declarations, this Policy shall provide insurance excess of the **Underlying Insurance** in conformance with all provisions of the **Followed Policy**. Liability shall attach to the Insurer only after the full amount of the applicable **Underlying Limit**, and any applicable retention or deductible, has been paid, in legal currency, by the insurers of the **Underlying Insurance**, the **Insureds**, or others on behalf of the **Insureds**, in any combination, in accordance with the terms of the **Underlying Insurance**.

DEFINITIONS

Whether expressed in the singular or the plural, whenever appearing in bold in this Policy, the following terms have the meanings set forth below.

Followed Policy means the insurance policies identified as such in the Schedule of Underlying Insurance attached hereto.

Insureds means all persons and entities identified as such in the **Followed Policy**.

Named Insured means the persons or entities designated as such in the Declarations.

Policy Period means the period designated as such in the Declarations.

Underlying Insurance means the **Followed Policy** and all other policies, if any, identified as such in the Schedule of Underlying Insurance attached hereto.

Underlying Limit means an amount equal to the aggregate of all applicable limits of insurance set forth in the Schedule of Underlying Insurance attached hereto.

CONDITIONS

A. Wherever the term claim appears in this Policy, it refers to claim, loss or occurrence, or the equivalent of such terms, as used in the **Followed Policy**.

B. This Policy shall not apply to any coverage under the **Followed Policy** that is subject to a sublimit of insurance in any **Underlying Insurance**, unless specifically listed as a sublimited coverage on the Schedule of Underlying Insurance. However, payment for any sublimited coverage in any manner described in the INSURING AGREEMENT section of this Policy shall reduce the **Underlying Limit** by the amount of such payment, whether or not such coverage is listed on the Schedule of Underlying Insurance.

C. The **Insureds** shall give written notice to the Insurer if any **Underlying Insurance** is changed or terminated or if any insurer of the **Underlying Insurance** becomes financially unable to pay its limit of insurance. No such event shall affect coverage under this Policy, unless the Insurer so agrees in writing. The failure of the **Insureds** to comply with this section shall not invalidate coverage. However, the Insurer shall not be liable to a greater extent than it would have been had no such event occurred.

D. All notices to the Insurer must be in writing and delivered by prepaid express courier or certified mail, facsimile, or electronic mail to the applicable address, fax number, or email address designated in the Declarations. Notice to any other insurer shall not constitute notice to the Insurer unless also given to the Insurer as provided herein.

E. The Insurer may, at its sole discretion, elect to participate in the investigation, defense and settlement of any claim or other matter to which the coverage under this Policy could apply even if the applicable **Underlying Limit** has not been exhausted. The **Insureds** shall provide the Insurer with information, assistance and cooperation as the Insurer reasonably requests and shall do nothing to prejudice the Insurer's position or potential rights of recovery; provided, however, the failure of an **Insured** to comply with such request shall not be imputed to any other natural person **Insured** under this Policy. No action by any other insurer shall bind the Insurer under this Policy.

SIGNATURE PAGE FOLLOWS.

SIGNATURE PAGE

IN WITNESS WHEREOF, the Insurer has caused this policy to be issued by affixing hereto the facsimile signatures of its President and Secretary.

Andrew Weissert, Secretary

Michael McKenna, President

Endorsement Number	Effective Date of Endorsement	Policy Number	Premium
1	12:01 a.m. on 07/01/2024	P-001-000158031-05	N/A

SUBLIMITED COVERAGE ENDORSEMENT

SCHEDULE OF SUBLIMITED COVERAGE	
Coverage Description	**AXIS Sublimit of Insurance**
Fund Derivative Investigation Expense	$125,000 excess of $3,000,000

Information in any schedule above may also appear in the Declarations.

It is agreed that this Policy shall apply to those coverages in the **Followed Policy** that are described in the above Schedule of Sublimited Coverage, subject to all other provisions in this Policy and to the respective Limits of Insurance set forth in such schedule and the Schedule of Shared Limits above, if any, which limits are part of, and not in addition to, all other applicable Limits of Insurance shown in the Declarations.

All other provisions of the Policy remain unchanged.

Endorsement Number	Effective Date of Endorsement	Policy Number	Premium
2	12:01 a.m. on 07/01/2024	P-001-000158031-05	N/A

TIE-IN OF LIMITS ENDORSEMENT

It is agreed that this policy has been issued in conjunction with Axis Insurance Company Policy number P-001-000158021-05 (the "Other Policy") with the intention that this policy and the Other Policy will share a single aggregate limit of liability as respects any claims or amounts covered under this policy that are also covered under the Other Policy. Accordingly, any payments by the Insurer under this policy will reduce, and possibly exhaust, the limit of liability available under the Other Policy.

Similarly, any payments by the Insurer or an affiliate thereof under the Other Policy shall reduce and possibly exhaust the limit of liability available under this policy.

In all events, the Insurer's maximum limit of liability under this policy is not increased by operation of this endorsement. When the sum total of amounts paid under this policy and amounts paid under the Other Policy equals $5,000,000 which shall not be greater than the largest limit of liability of both policies subject to this Endorsement, then the Insurer's obligations under this policy and the Other Policy shall be completed fulfilled and extinguished.

All other provisions of the policy remain unchanged.

Zurich North America
1299 American Way
Schaumburg, IL 60196

Dear Policyholder,

Thank you for choosing Zurich for your Financial Line's needs(s). We truly appreciate your business and welcome the opportunity to work with you.

We wanted to inform you that under the terms of this transaction you are entitled to online services and resources that are designed just for Financial Lines customers. These resources are available at no additional cost to you and include loss mitigation tips and techniques, industry-related articles and more. Here are just some examples of what is available to you:

- **Litigation Management** – LMG can help optimize claim outcomes by verifying that defense cases are staffed appropriately, and dollars are spent wisely, as well as provide a variety of other services. More information can be found on the **Claims Litigation Management** webpage.
- **Thought leadership materials** – dedicated to your top-of-mind needs, including timely webinars and engaging white papers, even specific to your industry segments. Recent news and insights can be found on the **Management Liability Insights** webpage.
- **Security & Privacy readiness self-assessment** – this exposure makes headlines daily. How ready is your organization for this fast-growing threat?
- **Strategic Risk Services and Enterprise Risk Management** – on-line information source for related hot topics and ERM videos to minimize barriers to achieving expected business outcomes.

Additional resource links:

- To learn more about Zurich's management solutions, visit **Management Liability Insurance | Zurich Insurance**.
- To learn more about Zurich's Financial Institution Financial Lines offerings, visit **Insurance for Financial Institutions | Zurich Insurance**.
- **Operating in foreign countries?** Your domestic Directors & Officers (D&O) Insurance may not provide all the protection your people need. **Learn more about International Towers by Zurich**.

Deliver for our customers when it matters most. At Zurich, that's the promise we make every day. Thank you again for choosing Zurich North America.

Sincerely,

The Zurich North America Financial Lines Team

This is intended as a general description of certain types of risk engineering and risk management services available to qualified customers in the U.S. through The Zurich Services Corporation. The Zurich Services Corporation does not guarantee any particular outcome and there may be conditions on your premises or within your organization, which may not be apparent to us. You are in the best position to understand your business and your organization and to take steps to minimize risk, and we wish to assist you by providing the information and tools to help you assess your changing risk environment.

Disclosure Statement

ZURICH

It is our pleasure to present the enclosed policy to you
for presentation to your customer.

INSTRUCTION TO AGENT OR BROKER:

WE REQUIRE THAT YOU TRANSMIT THE ATTACHED/ENCLOSED DISCLOSURE STATEMENT TO THE CUSTOMER WITH THE POLICY.

Once again, thank you for your interest, and we look forward to meeting your needs and those of your customers.

Disclosure Statement

ZURICH®

NOTICE OF DISCLOSURE FOR AGENT & BROKER COMPENSATION

If you want to learn more about the compensation Zurich pays agents and brokers visit:

https://www.zurichna.com/producercompensation

or call the following toll-free number: (866) 903-1192.

This Notice is provided on behalf of Zurich American Insurance Company

and its underwriting subsidiaries.

Insured Name: All Fidelity Funds
Policy Number: EOC 0905341-01
Effective Date: 07/01/2024

ZURICH

THIS DISCLOSURE IS ATTACHED TO AND MADE PART OF YOUR POLICY.

DISCLOSURE OF IMPORTANT INFORMATION RELATING TO TERRORISM RISK INSURANCE ACT

SCHEDULE*

Premium attributable to risk of loss from certified acts of terrorism for lines of insurance subject to TRIA: **1%**

*Any information required to complete this Schedule, if not shown above, will be shown in the Declarations.

A. Disclosure of Premium

In accordance with the federal Terrorism Risk Insurance Act ("TRIA"), as amended, we are required to provide you with a notice disclosing the portion of your premium, if any, attributable to the risk of loss from terrorist acts certified under that Act for lines subject to TRIA. That portion of premium attributable is shown in the Schedule above. The premium shown in the Schedule above is subject to adjustment upon premium audit, if applicable.

B. Disclosure of Federal Participation in Payment of Terrorism Losses

You should know that where coverage is provided by this policy for losses resulting from certified acts of terrorism, the United States Government may pay up to 80% of insured losses exceeding the statutorily established deductible paid by the insurance company providing the coverage.

C. Disclosure of $100 Billion Cap on All Insurer and Federal Obligations

If aggregate insured losses attributable to terrorist acts certified under TRIA exceed $100 billion in a calendar year (January 1 through December 31) and an insurer has met its deductible under the program, that insurer shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of Treasury.

D. Availability

As required by TRIA, we have made available to you for lines subject to TRIA coverage for losses resulting from acts of terrorism certified under TRIA with terms, amounts and limitations that do not differ materially from those for losses arising from events other than acts of terrorism.

E. Definition of Act of Terrorism under TRIA

TRIA defines "act of terrorism" as any act that is certified by the Secretary of the Treasury, in accordance with the provisions of the federal Terrorism Risk Insurance Act ("TRIA"), to be an act of terrorism. The Terrorism Risk Insurance Act provides that the Secretary of Treasury shall certify an act of terrorism:

1. To be an act of terrorism;
2. To be a violent act or an act that is dangerous to human life, property or infrastructure;
3. To have resulted in damage within the United States, or outside of the United States in the case of an air carrier (as defined in section 40102 of Title 49, United States Code) or a United States flag vessel (or a vessel based principally in the United States, on which United States income tax is paid and whose insurance coverage is subject to regulation in the United States), or the premises of a United States mission; and
4. To have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

No act may be certified as an act of terrorism if the act is committed as part of the course of a war declared by Congress (except for workers' compensation) or if losses resulting from the act, in the aggregate for insurance subject to TRIA, do not exceed $5,000,000.

Zurich Excess Select Insurance Policy
Declarations

Insurance is provided by: ZURICH AMERICAN INSURANCE COMPANY
1299 Zurich Way
Schaumburg, Illinois 60196-1056
(The "Underwriter")

THIS POLICY FOLLOWS TO THE TERMS, CONDITIONS, AND LIMITATIONS OF THE FOLLOWED POLICY. COVERAGE IS LIMITED TO LOSS FROM CLAIMS AGAINST THE POLICYHOLDER DURING THE POLICY PERIOD OR ANY APPLICABLE EXTENDED REPORTING PERIOD, IF EXERCISED, AND REPORTED TO THE UNDERWRITER PURSUANT TO SUBSECTION III.A. THE LIMIT OF LIABILITY SHALL BE REDUCED BY AMOUNTS INCURRED AS DEFENSE COSTS AND/OR CLAIMS EXPENSES, IF APPLICABLE. PLEASE READ THIS POLICY CAREFULLY. DEFINED TERMS APPEAR IN BOLD AND HAVE THE MEANING SET FORTH IN THE DECLARATIONS.

Policy Number: EOC 0905341-01

Item 1. **Policyholder** and Mailing Address: All Fidelity Funds
88 Black Falcon Avenue First Floor
East Side Suite 167, Mailzone V7E
Boston, MA 02210

Item 2. Aggregate Limit of Liability: $5,000,000

Item 3. **Underlying Insurance:**

A.	**Followed Policy**	**Policy Type**	**Policy Number**	**Limit of Liability**	**Attachment**
	Berkshire Hathaway Specialty Insurance Company	Primary	47-EPF-315881-04	$10.000.000	$5,000,000

B.	**Other Underlying Insurance**	**Policy Number**	**Limit of Liability**	**Attachment**
	Federal Insurance Company	82484869	$10,000,000	$10,000,000
	National Union Fire Insurance Company of Pittsburgh, PA	01-307-65-49	$10,000,000	$20,000,000
	ICI Mutual Insurance Company	87153324B	$10,000,000	$30,000,000
	Allied World Assurance Company, AG	C014841/014	$10,000,000	$40,000,000
	QBE Insurance Corporation	130005115	$10,000,000	$50,000,000
	Travelers Casualty and Surety Company of America	106547114	$10,000,000	$60,000,000
	Continental Casualty Company	287273571	$10,000,000	$70,000,000
	Starr Indemnity & Liability Company	1000059076241	$10,000,000	$80,000,000

	Axis Insurance Company	P-001-000158031-05	$10,000,000	$90,000,000

Item 4. **Policy Period**: From: 12:01 A.M. on 07/01/2024 To: 12:01 A.M. on 07/01/2025
Policy incepts and expires at the local time at the address shown in Item 1.

Item 5. Notice to Underwriter:

A. Address for Notice of Claim or Potential Claim
Attn: Zurich North America
P.O. Box 968041
Schaumburg, IL 60196-8041
Facsimile: (866) 255-2962
Email : msgclms@zurichna.com

B. Address for All Other Notices:
Attn: Northeast, MASE & West Region Underwritting
4 World Trade center, 150 Greenwich Street, Floor 53, New York, NY 10007
Email: NEsubmissions@zurichna.com

Item 6. Policy Premium:

A. Coverage Premium: $60,000
B. Taxes/Surcharges/Assessments: N/A
C. Other Fees: N/A
D. Total Premium: $60,000

Schedule of Taxes/Surcharges/Assessments

Item 7. Endorsements Effective at Inception: See Attached Schedule of Forms and Endorsements

Form and Endorsement Schedule

ZURICH

Policy No.	Eff. Date of Pol.	Exp. Date of Pol.	Eff. Date of End.	Add'l Prem.	Return Prem.
EOC-0905341-01	07/01/2024	07/01/2025	07/01/2024	----	----

Policyholder: All Fidelity Funds

This endorsement modifies insurance provided under the following:

Zurich Excess Select Insurance Policy

Form Name	Form Number	Edition Date	Endorsement No.
Disclosure Statement	U-GU-873-A	06/11	
Notice of Disclosure For Agent & Broker Compensation	U-GU-874-A	02/23	
Important notice- In witness Clause	U-GU-319-F	01/09	
Disclosure of important information Relating to terrorism risk insurance act	U-GU-630-E CW	01/20	
Zurich Excess Select Insurance Policy Declarations	U-FLXS-D-100-B CW	03/19	
Zurich Excess Select Insurance Policy	U-FLXS-100-B CW	05/18	
Cap On Losses From Certified Acts Of Terrorism	U-GU-767-B CW	01/15	01
Tied-In Limits of Liability Endorsement	U-FLXS-254-C CW	01/22	02
Derivative Investigation Costs Sublimit Drop Down	U-FLXS-0373X CW	04/21	03
Massachusetts Amendatory Endorsement	U-FLXS-162-C MA	05/15	04
Sanctions Exclusion Endorsement	U-GU-1191-A CW	03/15	05

All other terms, conditions, provisions and exclusions of this policy remain the same.

Zurich Excess Select Insurance Policy

The Underwriter issues this policy in reliance upon the statements made in the application, warranty, if permitted, representations or statements made by the **Policyholder** to the Underwriter, in the application to the insurers of the **Underlying Insurance** and any binder of **Underlying Insurance**. All terms in bold below shall have the meaning provided in the Declarations. In consideration of payment of the premium and subject to the Declarations and the definitions, limitations, conditions, provisions and other terms of this policy and any endorsements hereto, the Underwriter and the **Policyholder** agree as follows:

I. INSURING CLAUSE – The Underwriter shall provide the **Policyholder** with insurance coverage during the **Policy Period** excess of the **Underlying Insurance**. The **Policyholder** may have the right to purchase an extended reporting period for purposes of reporting claims during the extended reporting period. Coverage under this policy shall attach only after:

A. all the Limits of Liability of the **Underlying Insurance** have been exhausted solely as a result of the actual payment of covered loss(es); or

B. the **Policyholder** and/or any other insurer(s), entity, or individual on behalf of the **Policyholder** has paid up to the full limits of liability for such loss, and satisfied any deductible(s) or retention amount(s) of the **Underlying Insurance** on behalf of the insurer(s) of any **Underlying Insurance**, including coverage provided pursuant to a difference in conditions policy.

Coverage under this policy shall then apply in conformance with and subject to the warranties, if permitted, limitations, conditions, provisions, and other terms of the **Followed Policy**, together with the warranties, if permitted, and limitations of any other **Underlying Insurance**. In no event shall coverage under this policy be broader than coverage under any **Underlying Insurance**. In the event of reduction or exhaustion of all the Limits of Liability of the **Underlying Insurance** solely as a result of the payment of covered loss(es), this policy shall: (1) in the event of reduction, pay excess of the reduced Limit(s) of Liability of the **Underlying Insurance**, or (2) in the event of exhaustion, continue in force as primary or governing insurance excess of the applicable deductible(s) or retention amount(s) in the **Followed Policy**, which deductible(s) or retention(s) shall be applied to any subsequent covered loss as specified in the **Followed Policy**.

II. LIMIT OF LIABILITY

The amount set forth in Item 2. of the Declarations shall be the Underwriter's maximum aggregate liability under this policy with respect to all claims. Defense costs and/or claims expenses, if applicable, are part of and not in addition to the Limit of Liability and the payment by the Underwriter of such defense costs and/or claims expenses, if applicable, reduce the Limit of Liability.

Any coverage under the **Followed Policy** that provides for a maximum Limit of Liability that is less than the Limit of Liability stated in Item 3. of the Declarations for such **Underlying Insurance** ("Sublimit of Liability") shall not be provided by this policy. Provided, however, any actual payment of covered loss(es) made under the **Followed Policy** or other **Underlying Insurance** on account of any claim, for which coverage is subject to a Sublimit of Liability, shall be recognized by the Underwriter as contributing to the reduction or exhaustion of the Limit(s) of Liability designated in Item 3. of the Declarations.

III. CONDITIONS

A. Reporting and Notice – As a condition precedent to exercising any rights under this policy, the **Policyholder** shall give the Underwriter written notice of any claim or any potential claim under this policy or any **Underlying Insurance** in the same manner required by the terms and conditions of the **Followed Policy**. Notwithstanding the foregoing, notice to the insurer(s) of the **Followed Policy** or other **Underlying Insurance** does not constitute notice to the Underwriter. Written notice of any claim or potential claim shall be provided to the Underwriter at the address set forth in Item 5.A. of the Declarations.

The Underwriter shall be given notice in writing to the address set forth in Item 5.B. of the Declarations as soon as practicable in the event of (1) termination of any **Underlying Insurance**, (2) any additional or return premiums charged or allowed in connection with any **Underlying Insurance**, or (3) any change to any of the **Underlying Insurance**.

B. Alteration – No change in, modification of, or assignment of interest under this policy or **Underlying Insurance** shall be effective except when made by a written agreement or endorsement to this policy by an authorized representative of the Underwriter. To the extent such **Underlying Insurance** is modified or altered, the Underwriter shall not recognize any new or modified coverage to which it has not consented.

C. Maintenance of Underlying Insurance – As a condition precedent to coverage under this policy, the **Policyholder** agrees to maintain the **Underlying Insurance** during the **Policy Period** in full effect with solvent insurers. To the extent such **Underlying Insurance** is not maintained, then the **Policyholder** shall be deemed self-insured for the amount of the Limit(s) of Liability of any such **Underlying Insurance**.

CAP ON LOSSES FROM CERTIFIED ACTS OF TERRORISM

Insureds Name	Policy Number	Effective Date	Endorsement Number
All Fidelity Funds	EOC-0905341-01	07/01/2024	01

THIS ENDORSEMENT CHANGES YOUR POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies your insurance:

A. Cap on Losses From Certified Terrorism Losses

"Certified act of terrorism" means an act that is certified by the Secretary of the Treasury, in accordance with provisions of the federal Terrorism Risk Insurance Act ("TRIA"), to be an act of terrorism. The Terrorism Risk Insurance Act provides that the Secretary of Treasury shall certify an act of terrorism:

1. To be an act of terrorism;

2. To be a violent act or an act that is dangerous to human life, property or infrastructure;

3. To have resulted in damage within the United States, or outside of the United States in the case of an air carrier (as defined in section 40102 of Title 49, United States Code) or a United States flag vessel (or a vessel based principally in the United States, on which United States income tax is paid and whose insurance coverage is subject to regulation in the United States), or the premises of a United States mission; and

4. To have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

No act may be certified as an act of terrorism if the act is committed as part of the course of a war declared by Congress (except for workers' compensation) or if losses resulting from the act, in the aggregate for insurance subject to TRIA, do not exceed $5,000,000.

If aggregate insured losses attributable to one or more "certified acts of terrorism" exceed $100 billion in a calendar year (January 1 through December 31) and we have met our insurer deductible under the Terrorism Risk Insurance Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of Treasury.

B. Application of Other Exclusions

The terms and limitations of a terrorism exclusion or any other exclusion, or the inapplicability or omission of a terrorism exclusion or any other exclusion, do not serve to create coverage which would otherwise be excluded, limited or restricted under this policy.

Endorsement #02

Tied-In Limits of Liability Endorsement

(Absolute Limit, Multiple Policies for a Single Excess Program)

ZURICH

Policy No.	Eff. Date of Pol.	Exp. Date of Pol.	Eff. Date of End.	Add'l Prem.	Return Prem.
EOC-0905341-01	07/01/2024	07/01/2025	07/01/2024	----	----

Policyholder: All Fidelity Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

Zurich Excess Select Insurance Policy

It is agreed that the following is added to the end of Section II. LIMIT OF LIABILITY:

The Insured(s) hereby acknowledges that this policy and other policies issued by the Underwriter and/or affiliated company(ies) shown in the SCHEDULE below are part of a single excess program with one Aggregate Limit of Liability. All payments made by the Underwriter and/or affiliated company(ies) for Loss (as defined in the **Followed Policy**) covered under any one or more policy(ies) shown in the SCHEDULE below shall erode the limit(s) of liability available under this policy, with all cumulative payments of covered loss not to exceed $5,000,000.

SCHEDULE

Underwriter/Insurer	Policyholder	Policy Number
Zurich American Insurance Company	All Fidelity Funds	FIB-0456717-01

All other terms and conditions of the Policy shall apply and remain unchanged.

Endorsement # 03

Derivative Investigation Costs Sublimit Drop Down

Policy No.	Eff. Date of Pol.	Exp. Date of Pol.	Eff. Date of End.	Add'l Prem.	Return Prem.
EOC-0905341-01	07/01/2024	07/01/2025	07/01/2024	----	----

Policyholder: All Fidelity Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

Zurich Excess Select Insurance Policy

It is agreed that:

I. The following paragraph is added to Section II. LIMIT OF LIABILITY:

Notwithstanding the above, this Policy shall provide coverage for Derivative Investigation Costs as set forth in the **Followed Policy** and **Underlying Insurance**. This additional sub-limited coverage for Derivative Investigation Costs as provided by this Policy will drop down and be excess of any other valid and collectible sub-limit(s) for Derivative Investigation Costs in the **Underlying Insurance**.

The following Sub-Limit of Liability shall apply solely as respects coverage afforded by this policy in the aggregate for each **Policy Period** for Derivative Investigation Costs: $75,000 excess off $3,050,000.

This Sub-Limit of Liability shall be part of and not in addition to the aggregate Limit of Liability stated in Item 2 of the Declarations and will in no way serve to increase the Underwriters' Limit of Liability.

II. The following Definition is added to the policy:

Derivative Investigation Costs shall have the same meaning as defined in the **Followed Policy**.

All other terms and conditions of the Policy shall apply and remain unchanged.

Endorsement # 04

Massachusetts Amendatory Endorsement

ZURICH

Policy No.	Eff. Date of Pol.	Exp. Date of Pol.	Eff. Date of End.	Add'l Prem.	Return Prem.
EOC-0905341-01	07/01/2024	07/01/2025	07/01/2024	----	---

Policyholder: All Fidelity Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the:

Zurich Excess Select Insurance Policy

It is agreed that:

For purposes of this Endorsement, all terms in bold below shall have the meaning provided in the Declarations and **Underlying Insurance**. The following sections are added to the Policy:

IV. EXTENDED REPORTING PERIODS

A. Automatic Extended Reporting Period:

If either the Underwriter or the **Policyholder** fails or refuses to renew, or if the **Policyholder** cancels this Policy, other than for nonpayment of premium, coverage granted by this Policy shall be automatically extended for a period of sixty (60) days after such nonrenewal or cancellation, but only with respect to any wrongful act taking place prior to the effective date of such nonrenewal or cancellation. No additional premium shall be payable for such Automatic Extended Reporting Period. The Automatic Extended Reporting Period shall not apply where an optional Extended Reporting Period has been purchased, or to claims that are covered under any subsequent insurance purchased by or for the benefit of the **Policyholder**.

B. Optional Extended Reporting Period

If either the Underwriter or the **Policyholder** fails or refuses to renew, or if the **Policyholder** cancels this Policy other than for nonpayment of premium, then the **Policyholder** on behalf of all insureds shall have the right, upon payment of an additional premium, to an extension of the coverage granted by this Policy as set forth in an endorsement to this policy following the effective date of such nonrenewal or cancellation, but only with respect to any wrongful act taking place prior to the effective date of such nonrenewal or cancellation. This right of extension shall lapse unless written notice of such election, together with payment of the additional premium due, is given by the **Policyholder** to the Underwriter within sixty (60) days following the effective date of nonrenewal or cancellation.

C. The Automatic Extended Reporting Period pursuant to Subsection IV.A and the Optional Extended Reporting Period, if purchased, pursuant to Subsection IV.B, shall be collectively referred to in this Policy as the Extended Reporting Period. Any claim first made and reported during the Extended Reporting Period, if applicable, shall be considered made during the **Policy Period**. The Extended Reporting Period does not reinstate or increase the Limits of Liability beyond the Limits of Liability available under this Policy or extend the **Policy Period**. If the Optional Extended Reporting Period is purchased, the Automatic Extended Reporting Period shall be included within and not in addition to the Optional Extended Reporting Period.

Any Optional Extended Reporting Period if purchased shall be non-cancellable and the entire premium shall be deemed earned at its commencement.

V. POLICY TERMINATION, NONRENEWAL AND CONDITIONAL RENEWAL

This Policy shall terminate at the earliest of the following times:

A. Upon expiration of the **Policy Period** as set forth in Item 4 of the Declarations;

B. At such other time as may be agreed upon by the Underwriter and the **Policyholder**.

C. Cancellation

1. This Policy may be canceled by the **Policyholder** by surrender thereof to the Underwriter or any of its authorized representatives, or by mailing to the Underwriter written notice stating when, thereafter, cancellation shall be effective.

2. The Underwriter may cancel this Policy only for nonpayment of premium. In such event, the Underwriter shall mail written notice of cancellation for nonpayment of premium to the **Policyholder**. Such notice shall state the effective date of cancellation, which shall not be less than ten (10) days after mailing such notice.

3. In the event of cancellation, the Underwriter shall refund the unearned premium computed pro rata.

D. Conditional Renewal

If the Underwriter offers to renew this Policy with different terms, the Underwriter shall send written notice of such conditional renewal prior to expiration indicating the elimination, reduction or change in policy coverage, conditions or definitions

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

SANCTIONS EXCLUSION ENDORSEMENT

ZURICH

Policyholder: All Fidelity Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

The following exclusion is added to the policy to which it is attached and supersedes any existing sanctions language in the policy, whether included in an Exclusion Section or otherwise:

SANCTIONS EXCLUSION

Notwithstanding any other terms under this policy, we shall not provide coverage nor will we make any payments or provide any service or benefit to any insured, beneficiary, or third party who may have any rights under this policy to the extent that such cover, payment, service, benefit, or any business or activity of the insured would violate any applicable trade or economic sanctions law or regulation.

The term policy may be comprised of common policy terms and conditions, the declarations, notices, schedule, coverage parts, insuring agreement, application, enrollment form, and endorsements or riders, if any, for each coverage provided. Policy may also be referred to as contract or agreement.

We may be referred to as insurer, underwriter, we, us, and our, or as otherwise defined in the policy, and shall mean the company providing the coverage.

Insured may be referred to as policyholder, named insured, covered person, additional insured or claimant, or as otherwise defined in the policy, and shall mean the party, person or entity having defined rights under the policy.

These definitions may be found in various parts of the policy and any applicable riders or endorsements.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED

Berkshire Hathaway
Specialty Insurance

Date: **September 30, 2024**

To: **Mary Coughlin**
Willis Towers Watson Northeast, Inc.
75 Arlington Street, Floor 2
Boston, MA 02116

Re: All Fidelity Funds
47-EPF-315882-04
July 01, 2024 – July 01, 2025
Crime Policy

Dear Mary:

Attached please find the Policy for All Fidelity Funds. This policy has been placed with Berkshire Hathaway Specialty Insurance Company (1314 Douglas Street, Suite 1400, Omaha, NE 68102-1944). Thank you for placing your business with Berkshire Hathaway Specialty Insurance. We value our relationship with Willis Towers Watson Northeast, Inc. and look forward to working with you on future accounts.

For any claim related questions or to report a claim, please call our 24hr toll free number at 855.453.9675 or refer to the attached claims reporting sheet for fax, email and mail instructions.

If you have questions or concerns or claims, your Berkshire Hathaway Specialty team is just a phone call away.

Sincerely,

Jim Rossi
917-960-2457
jim.rossi@bhspecialty.com

Berkshire Hathaway Specialty Insurance

United States

CLAIMS REPORTING

All claims under policies underwritten by Berkshire Hathaway Specialty Insurance should be reported to our centralized Loss Processing Center. Claims will be assigned to our technical staff or to one of our preferred service providers.

Our 24 hour toll free number for all claims: **855.453.9675**

Cyber claims can be reported to this dedicated email address where specialists are available to respond:

CyberClaimsNotice@bhspecialty.com

For all other claims, please forward to:

ClaimsNotice@bhspecialty.com

To report claims via mail or overnight mail refer to our website:

www.bhspecialty.com/claims

EXPECT A PERSONAL APPROACH

While technology adds speed and efficiencies, it is top-quality people that drive top-quality claims handling. That's why we continue to grow our industry-leading claims team with the most experienced claims professionals in the business.

Moreover, at Berkshire Hathaway Specialty Insurance, our claims team makes communicating proactively with you throughout the claims process a priority. Should you face a claim, you will quickly see our response is not about drafting letters, it's about having a dialogue–and responding to your particular needs and concerns.

Whether you face a D&O claim, a property loss or a large scale casualty crisis, you will have the experts you need at your service. Putting your policy to work for you.

DISCLOSURE NOTICE AND ACKNOWLEDGEMENT – LARGE COMMERCIAL POLICY HOLDER (MASSACHUSETTS)

NOTICE

This policy is not subject to all insurance laws that apply to other commercial lines products, and may contain significant differences from a policy that is subject to all insurance laws.

This policy is subject to all of its terms, conditions and endorsements, which have been set forth, including, but not limited to, all applicable claims-made versus occurrence triggers, perils, exclusions, location and territory limitations, and whether defense is within or outside of limits.

POLICYHOLDER'S ACKNOWLEDGEMENT

I hereby acknowledge I have received, read and understood this notice and the subject policy rate, terms, conditions and endorsements, which have not been filed and approved with the state, and that once executed this Disclosure Notice and Acknowledgement will be endorsed to this policy.

NO COVERAGE IS PROVIDED BY THIS ENDORSEMENT.

Name (Print):

Title:

Date:

All other terms and conditions of this policy remain unchanged.

Berkshire Hathaway
Specialty Insurance

Berkshire Hathaway Specialty Insurance Company

(a Stock Insurance Company)

Policy Number: 47-EPF-315882-04

FMR FUNDS CONCENTRIC CUSTOM BOND

NOTICE: COVERAGE UNDER COVERAGE SECTIONS I AND II IS CLAIMS MADE. THE COVERAGE OF THIS BOND IS GENERALLY LIMITED TO LIABILITY FOR ONLY THOSE CLAIMS THAT ARE FIRST MADE AGAINST THE INSUREDS DURING THE BOND PERIOD AND REPORTED IN WRITING TO THE INSURER PURSUANT TO THE TERMS HEREIN. PLEASE READ THIS BOND CAREFULLY AND REVIEW ITS COVERAGE WITH YOUR INSURANCE AGENT OR BROKER. AMOUNTS INCURRED FOR LEGAL DEFENSE SHALL REDUCE THE LIMIT OF LIABILITY AVAILABLE TO PAY JUDGMENTS OR SETTLEMENTS, AND SHALL BE APPLIED AGAINST THE RETENTION AMOUNT. THE INSURER DOES NOT ASSUME ANY DUTY TO DEFEND.

DECLARATIONS

ITEM 1: NAMED INSURED: All Fidelity Funds

MAILING ADDRESS: C/O FMR LLC
88 Black Falcon Ave
First Floor, East Side, Suite 167
Mailzone V7E
Boston, MA 02210

ITEM 2: POLICY PERIOD: From: July 01, 2024 To: July 01, 2025
(12:01 A.M. standard time at the address stated in Item 1.)

ITEM 3: COVERAGE DESCRIPTION:
Financial Institution Bond

ITEM 4: LIMIT OF LIABILITY:
$10,000,000 Single Loss Limit
$10,000,000 in the aggregate

ITEM 5: RETENTION:
$400,000 (each loss) or such lesser amount required under the Investment Company Act of 1940. Except Insuring Agreement 1 which maintains a $0 Retention

THE POLICY APPLIED FOR IS NOT SUBJECT TO ALL INSURANCE LAWS THAT APPLY TO OTHER COMMERCIAL LINES PRODUCTS AND MAY CONTAIN SIGNIFICANT DIFFERENCES FROM A POLICY THAT IS SUBJECT TO ALL INSURANCE LAWS

THIS POLICY IS SUBJECT TO ALL OF ITS TERMS, CONDITIONS AND ENDORSEMENTS, WHICH HAVE BEEN SET FORTH, INCLUDING, BUT NOT LIMITED TO, ALL APPLICABLE CLAIMS-MADE VERSUS OCCURRENCE TRIGGERS, PERILS, EXCLUSIONS, LOCATION AND TERRITORY LIMITATIONS, AND WHETHER DEFENSE IS WITHIN OR OUTSIDE OF LIMITS.

ITEM 6: PREMIUM:
$77,000

ITEM 7: NOTICES TO INSURER:

For **Claims** or **Potential Claims**

By 24-hour toll free number: 855-453-9675
By Email: claimsnotice@bhspecialty.com
By Fax: 617-507-8259
By Mail: Log on to www.bhspecialty.com/claims-reporting.html for mailing address

All other Notices

By Email: execandprofnotices@bhspecialty.com
By Fax: 617-248-1618
By Mail: Log on to www.bhspecialty.com/claims-reporting.html for mailing address

IN **WITNESS WHEREOF**, the **Insurer** has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

Ralph Tortorella, Secretary | **Peter Eastwood, President**

September 30, 2024
Dated

Berkshire Hathaway
Specialty Insurance

Policy No.: 47-EPF-315882-04

Issued to: All Fidelity Funds

FORMS SCHEDULE

The contents of the Policy is comprised of the following forms:

Form Number	Endorsement Title
CL-DRG-MA-09/2017	Disclosure Notice and Acknowledgement - Large Commercial Policy Holder (Massachusetts)
EP-MANU-DEC-2021	FMR Funds Concentric Custom Bond Declaration
EP-FORMS-SCH-02/2015	Forms Schedule
EP-MANU-POL-2021	FMR Funds Concentric Custom Bond (Manuscript)
EP-MANU-001	Economic And Trade Sanctions Exclusion
EP-MANU-002	Tie-In Of Limits
EP-MANU-003	Destruction Of Data Or Programs Rider
EP-MANU-004	Facsimile Signature
EP-MANU-005	Amend Insuring Agreement
EP-MANU-006	Automated Phone System

In consideration of the payment of the premium, and in reliance upon the Application made to Berkshire Hathaway Specialty Insurance Company (herein called the "Insurer"), the Insurer agrees as follows:

1. INSURING AGREEMENTS

A. FIDELITY

This bond shall pay loss which is discovered during the Bond Period resulting directly from dishonest or fraudulent acts including but not limited to larceny or embezzlement committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the intent:

(1) to cause the Company to sustain such loss; or

(2) to obtain financial benefit for the Employee or another person or entity acting in collusion with the Employee.

Notwithstanding the foregoing, however, it is agreed that with regards to Loans and/or Trading, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to realize a financial benefit and which actually results in such a financial benefit for the Employee. Also notwithstanding the foregoing, where the proceeds of a fraud perpetrated by an Employee arising from Loans and/or Trading are actually received by persons with whom the Employee was acting in collusion, but said Employee fails to derive a financial benefit therefrom, such a loss will nevertheless be covered hereunder as if the Employee has obtained such benefit provided the Company established that the Employee intended to participate therein.

As used throughout this Insuring Agreement, "financial benefit" does not include any salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits if earned in the normal course of employment except such may be used in determining intent.

B. ON PREMISES

This bond covers loss of Property resulting directly from:

(1) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof;or

(2) theft, False Pretense, common- law or statutory larceny, committed by a person present in an office or on the premises of the Company while the Property is lodged, deposited or held for safekeeping within offices or premises, located anywhere, including insurance companies or sureties holding collateral in which the Named Insured has an interest.

C. IN TRANSIT

This bond covers loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of:

(1) a natural person acting as a messenger, agent of the Company (or another natural person acting as messenger, agent or Custodian during an emergency arising from the incapacity of the original messenger); or

(2) a Transportation Company and being transported in an armored motor vehicle; or

(3) a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

(i) records, whether recorded in writing or electronically; or

(ii) Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements; or

(iii) Negotiable Instruments not payable to bearer, or not endorsed, or with restrictiveendorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

D. FORGERY OR ALTERATION

This bond covers loss resulting directly from:

(1) Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit, Letter of Credit;

(2) transferring, paying or delivering any Funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Company and authorizing or acknowledging the transfer, payment, delivery or receipt of Funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Company, Employee of the Company, or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer, Employee, or financial institution (A mechanically reproduced facsimile signature is treated the same as a handwritten signature); or

(3) any check or draft:

(a) made payable to a fictitious payee and endorsed in the name of such fictitious payee; or

(b) procured in a face to face transaction with the maker or drawer thereof or with one acting as agent of such maker or drawer by anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated,

shall be deemed to be forged as to such endorsement.

E. SECURITIES

This bond covers loss resulting directly from the Company having, in good faith, for its own account or for the account of others:

(1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, anyoriginal

(a) Certificated Security;

(b) document of title;

(c) deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property;

(d) Certificate of Origin or Title;

(e) Evidence of Debt;

(f) corporate, partnership or personal Guarantee;

(g) Security Agreement;

(h) written Instruction;

(i) Uncertificated Securities

(j) Initial Transaction Statements; or which:

(i) bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery; or

(ii) is altered; or

(iii) is lost or stolen;

(2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, or any items listed in (a) through (h) above; or

(3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) through (d) above which is a Counterfeit. (A mechanically reproduced facsimile signature is treated the same as a handwritten signature.)

F. COUNTERFEIT CURRENCY

This bond covers loss resulting directly from the receipt by the Company, in good faith, of any Counterfeit Money of any country.

G. UNCOLLECTIBLE ITEMS OF DEPOSIT

This bond covers loss resulting directly from the Company having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of said account causes:

(1) redemptions or withdrawals to be permitted, or

(2) shares to be issued, or

(3) dividends to be paid,

from an account of a customer.

In order for coverage to apply under this Insuring Clause, the Company must hold Items of Deposit for five business days before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

Items of Deposit shall not be deemed uncollectible until the Company's standard collection procedures have failed.

Limit of Liability: $5,000,000 Deductible: $2,500

H. AUDIT EXPENSE

This bond covers loss consisting of reasonable expenses incurred by the Company for that part of an audit or examination required by any governmental regulatory authority or self-regulatory organization and actually conducted by such authority, organization or their appointee by reason of the discovery of other losses sustained by the Company and covered by this bond.

Limit of Liability: $100,000 Deductible: $2,500

I. COMPUTER SYSTEMS

This bond covers loss incurred by reason of the Company having transferred, paid or delivered any Funds or Property, established any credit, debited any account or given any value as the direct result of:

(1) the fraudulent input of Electronic Data directly into:

(a) the Company's Computer System;

(b) the Service Bureau's Computer System;

(c) an Electronic Funds Transfer System;

(d) a Customer Communication System; or

(e) an automated teller machine; or

(2) the fraudulent modification or the fraudulent destruction of Electronic Data:

(i) stored within, or being run within, any of the above systems or (ii) during electronic transmission through data communication lines to the Company's Computer System, or a Service Bureau's Computer System.

J. CUSTOMER VOICE INITIATED TRANSFERS

This bond covers loss resulting directly from the Company having transferred Funds from a customer's account through an Electronic Funds Transfer System, in reliance upon a customer voice initiated funds transfer instruction which was purported to be from an officer, director, partner or employee of a customer of the Company who was authorized by such customer to instruct the Company by means of voice message transmitted by telephone to make certain funds transfers, and which instruction:

(1) was, in fact, from an impostor, or a person not authorized by the customer to issue such instructions by voice message transmitted by telephone, and which

(2) was received by an Employee of the Company specifically designated to receive and act upon such instructions; but provided that:

(a) such voice instruction was electronically recorded by the Company and proper password(s) or code words(s) given; and

(b) the voice instruction was verified by a direct call back to an employee of the customer (or a person thought by the Company to be an employee of the customer).

Provided, however, that for "Repetitive Transactions," the insured shall not be required to complete a call back as set forth in paragraph (b) above so long as a call back was made on the first of said Repetitive Transactions. In addition, the call back requirement shall also be waived for any loss resulting from a non-Repetitive Transaction that falls entirely within the deductible amount set forth in Item 5. of the Declarations.

Proof of loss for claim under the Customer Voice Initiated Electronic Funds Transfer Insuring Agreement must include electronic recordings of such voice instructions and the verification call back, if a recording of such call back was required.

K. TELEFACSIMILE TRANSFER FRAUD

This bond covers loss resulting directly from the Company having transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the Computer Systems Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile

Device or any other form of electronic communication (including but not limited to e-mail), and which instruction:

(1) purports and reasonably appears to have originated from

(a) a customer of the Company; or
(b) another financial institution; or
(c) another office of the Company

but, in fact, was not originated by the customer or entity whose identification it bears, and

(2) contains a valid test code which proves to have been used by a person who was not authorized to make use of it; and

(3) contains the name of a person authorized to initiate such transfer; and.

provided that, if the transfer was in excess of $400,000, the instruction was verified by a call-back according to a prearranged procedure.

2. DEFINITIONS

"Affiliate" means (i) any person or entity that through one or more intermediaries, is controlled by the Company; or (ii) any person or entity that through one or more intermediaries, is a successor in interest to any Company.

"Application" means each and every signed application, any attachments to such applications, other materials submitted therewith or incorporated therein and any other documents submitted in connection with the underwriting of this bond or the underwriting of any other mutual fund (or equivalent) liability bond issued by the Insurer, or any of its affiliates, of which this bond is a renewal, replacement or which it succeeds in time, including but not limited to any statement or warranties, financial information, or other information provided at any bond renewal meetings.

"Company" means: (i) any Fund and (ii) Subsidiaries.

"Defense Costs" means reasonable and necessary fees (including but not limited to legal fees and experts' fees), costs and expenses consented to by the Insurer (including premiums for any appeal bond, attachment bond or similar bond, but without any obligation to apply for or furnish any such bond) resulting from the investigation, adjustment, defense and/or appeal of a claim against the Insureds, but excluding salaries of officers of the Company, including to any Insureds who are not defendants in such claim but who are compelled to provide testimony, whether written or oral, or any other non-party witness obligation.

"Executive" means:

(1) any past, present or future director, officer, trustee (other than a bankruptcy or liquidator's trustee), observer, governor, management committee member, supervisory board or advisory board or any other executive committee, member of a board of managers or management board while performing duties as an employee;

(2) in the event the Company operates in a Foreign Jurisdiction, any past, present and future person in a position that is equivalent to an executive position listed in Item (1) of this Definition;

(3) any past, present and future General Counsel, or Risk Manager (or equivalent position) of the Named Insured;

(4) any past, present and future members of the Fund Advisory Board (the "Advisory Board"), but only in their capacities as such.

"FMR Corporate Concentric Custom Bond" means bond No. 47-EPF-315784-03 issued by the Insurer to FMR Corp.

"Foreign Jurisdiction" means any jurisdiction, other than the United States or any of its territories or possessions.

"Fund" means any Fidelity Investments branded investment company(ies) and/or portfolio(s) of an investment company(ies), as defined by the Investment Company Act of 1940, advised, created, established, acquired, sponsored and/or operated by FMR LLC or any subsidiary or affiliate thereof as of or prior to the inception date of the Policy Period and (i) is not otherwise covered under the FMR Corporate Concentric Custom Policy and (ii) is listed on the Company's 17g-1 calculation report provided to the Insurer (which is updated by or on behalf of the Company quarterly). In the event that a Fund is not listed on the Company's 17g-1 calculation report due to an error or unintentional omission this policy will provide coverage to the extent it would have provided coverage had such error or unintentional omission not occurred.

Fund shall also include any Fidelity Investments branded investment company, and/or any portfolio of an investment company, as defined by the Investment Company Act of 1940, which is first advised, created, established, acquired, sponsored and/or operated by FMR LLC or any subsidiary or affiliate thereof after the inception of the Policy Period, or such entity(ies) which is/are not otherwise covered under the FMR Corporate Concentric Custom Policy, beginning as of the date of the first meeting or written consent of the management board (or equivalent governing body) of such entity. In all events, coverage as is afforded under this policy with respect to a Claim made against a new Fund or Insured thereof, shall only apply for Wrongful Acts committed or allegedly committed after the date of the first meeting or written consent of the management board (or equivalent governing body) of such Fund, and prior to the time, if any, that such person or entity ceased to be a Fund or an Insured thereof. Notwithstanding the foregoing, in all events coverage shall apply to any alleged Wrongful Acts regarding the formation of any Fund or any alleged representations or disclosures in any offering materials or prospectuses related to such Fund.

If an entity ceases to be a Fund prior to or during the Policy Period, the coverage provided under this policy with respect to such Fund and its Individual Insureds shall continue to apply with respect to any Claim for a Wrongful Act committed, attempted or allegedly committed or attempted after the time that such entity became a Fund, (or, if such Fund was originally created by the Named Company,

then also with respect to such Wrongful Acts committed, attempted or allegedly committed or attempted before or after the time that such entity became a Fund) and prior to the time such entity ceased to be a Fund. Nothing contained herein shall operate to extend the length of the Policy Period.

Notwithstanding any of the above, in no event shall "Fund(s)" mean any fund currently sponsored or hereafter created or acquired by Fidelity Rutland Square Trust, Fidelity

Rutland Square Trust II, Fidelity Commonwealth Trust II, North Carolina Capital Management Trust, Fidelity Select Portfolios, Variable Insurance Products Fund IV, Fidelity Advisor Series VII, Fidelity Covington Trust, or any successor company thereof.

"Individual Insured" means any: (i) Executive of the Company, (ii) outside entity executive and (iii) Employee of any Company.

"Insured" means any: (i) Company and (ii) Individual Insured.

"Interrelated Wrongful Act" means wrongful acts which are the same, related or continuous, or wrongful acts which arise from the same, related or common nexus of facts regardless of whether such claims involve the same or different claimants, Insureds or legal causes of action.

"Named Insured" means the entity stated in Item 1 of the Declarations.

"Bond Period" means: the period of time from the inception date shown in Item 2 of the Declarations to the earlier of the expiration date shown in Item 2 of the Declarations or the effective date of cancellation of this bond.

"Subsidiary" means any entity:

(a) of which the Named Insured owns on or before the inception date of this bond more than 50% of the issued and outstanding voting stock or membership or other rights either through one or more of its Subsidiaries;

(b) which the Named Insured first (i) creates during the Bond Period either through one or more of its Subsidiaries regardless of asset size or (ii) acquires during the Bond Period more than 50% of its issued and outstanding voting stock or membership rights either through one or more of its Subsidiaries and whose assets total less than $2,000,000,000 as of the acquisition date;

(c) of which the Named Insured first acquires during the Bond Period more than 50% of its issued and outstanding voting stock or membership or other rights either through one or more of its Subsidiaries (other than an entity described in paragraph (b) above), but only upon the condition that within 90 days of its becoming a Subsidiary, the Named Insured shall have provided the Insurer with full particulars of the new Subsidiary and agreed to any additional premium or amendment of the provisions of this bond required by the Insurer relating to such new Subsidiary;and

(d) any entity listed as such in an endorsement to this bond

An entity becomes a Subsidiary when the Named Insured owns more than 50% of the issued and outstanding voting stock or membership or other rights either through one or more of its Subsidiaries. An entity ceases to be a Subsidiary when the Named Insured ceases to own 50% of the issued and outstanding voting stock or membership or other rights either through one or more of its Subsidiaries. With respect to any entity that becomes a Subsidiary pursuant to Clause (c) above, if the Insurer has not notified the Named Insured of any required additional premium and/or amendment of bond before the later to occur of: (i) the entity becomes a Subsidiary, or (ii) 30 business days have passed since the notice and full particulars of such Subsidiary were provided to the Insurer as required above, then such entity shall be deemed a "Subsidiary" from the date it became a Subsidiary. The Insurer may nevertheless require additional premium and/or amendment of the provisions of this bond at any time within the first 90 days after such entity becomes a Subsidiary. In the event that the Named Insured fails to agree to any additional premium and/or amendment of the provisions of this bond so required by the Insurer within 30 days of being notified of such requirement, such entity shall cease to be a Subsidiary.

With regard to any Subsidiary referenced in (c) above, the Insurer may request underwriting information, and, if requested, the Insureds shall timely provide such information. In all events, the Named Insured shall provide the Insurer with full particulars of any newly acquired Subsidiary within 90 days or the end of the Bond Period, whichever is earlier. Further, coverage as shall be afforded to the new Subsidiary referenced in (c) above is conditioned upon the Named Insured paying when due any additional premium required by the Insurer in accordance with the foregoing definition.

In all events, coverage as is afforded under this bond with respect to a Subsidiary shall not apply for any alleged act occurring at any time when the Named Insured did not own: (i) more than 50% of the issued

and outstanding voting stock or membership or other rights of such Subsidiary either through one or more of its Subsidiaries; or (ii) did not otherwise control such entity.

Nothing contained herein shall operate to extend the length of the Bond Period.

"Trade Secret" means information that has been reduced to an electronic form, including a formula, compilation, pattern, program, device method, process or technique which:

(a) derives independent economic value, actual or potential, from not being generally known and not readily ascertainable through proper means by other persons whocan obtain economic advantage from its disclosure oruse;

(b) is the subject of your reasonable efforts to maintain its secrecy;and

(c) is used, capable of being used, or intended to be used in commerce.

A "Trade Secret" does not include information that is the subject of a patent, copyright, trademark or service mark, or an application therefore

"Acceptance" means a draft which the drawee has, by signature written thereon,

engaged to honor as presented.

"Certificate of Deposit" means an acknowledgment in writing by a financial institution of receipt of Money withan engagement to repay it.

"Certificate of Origin or Title" means a document issued by a manufacturer of personal property or a governmental agency evidencing the ownership of the personal property and by which ownership is transferred.

"Certificated Security" means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) represented by an instrument issued in bearer or registered form;

(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

"Company's Computer System" means those Computer Systems owned, leased or operated by the Company.

"Computer Program" means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data.

"Computer System" means computer hardware, software, firmware, and components thereof, including electronic data stored thereon, which are linked together through a network of two or more computers, including such networks accessible through the Internet.

"Counterfeit" means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

"Custodian" means the institution designated by an Investment Company to maintain possession and control of its assets.

"Customer Communication Systems" means those communications systems which provide customers of the Insured with direct access to the Company's Computer Systems.

"Electronic Data" means facts or information converted to a form usable in a Computer System and which is stored on Electronic Data Processing Media for use by Computer Programs.

"Electronic Data Processing Media" means the punched cards, magnetic tapes, punched tapes, magnetic discs, optical storage discs, or other bulk media on which data are recorded.

"Electronic Funds Transfer System" means those systems which operate automated

teller machines or point of sale terminals and include any shared networks or facilities for said system, in which the Insured participates.

"Employee" means:

(1) a natural person in the service of any Company covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

(2) an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

(3) a person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision or a guest student pursuing studies or duties while performing services for a Company;

(4) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

(5) each natural person, partnership, corporation or other entity authorized by the Insured to perform services as data processors of checks or other accounting records related to such checks of the Insured, but only while such person, partnership, corporation or other entity is actually performing such services and not creating, preparing, modifying or maintaining the Insured's computer software or programs, herein called Processor. Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond; a Federal Reserve Bank or clearing house shall not be construed to be a Processor;

(6) a Partner of the Insured, unless not covered as stated in an endorsement to this bond;

(7) a natural person in the voluntary service of the Insured at any of the Insured's offices or premises covered hereunder whom the Insured has the right to direct and control while performing services for the Insured;

(8) a natural person hired as a consultant under written contract and subject to the direction and supervision of the management of the Insured while performing services for the Insured;

(9) any leased employees, outside consultants under written contract with the Insured.

"Evidence of Debt" means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

"False Pretense" means the delivery and transfer of tangible property on the premises of the Insured, or on the premises in which the Property is lodged or deposited, to a person on said premises as the direct result of a fraudulent representation made by said person to the Insured at the time of delivery of and transfer of said Property.

"Financial Interest" in the Insured of the Insured's general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1) as respects general partners, the value of all right, title and interest of such general partner(s), determined as of the close of business of the date of discovery of loss covered by this bond, in the aggregateof:

(a) the "net worth" of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured;and

(b) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured asset-off against loss covered by this bond; provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and as respects limited partners the value of such limited partner's investment in the Insured.

"Forgery" means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for anypurpose.

"Guarantee" means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

"Initial Transaction Statement" means the first written statement signed by or on behalf of the issuer of an Uncertificated Security sent by the issuer to the Insured as registered owner or registered pledgee containing:

(1) a description of the issue of which the Uncertificated Security is apart;

(2) the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledgee, or released from pledge by the registered pledgee;

(3) the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee or the pledgee whose interest was released; and

(4) a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are no such liens, restrictions or adverse claims; and

(5) the date the transfer, pledge or release wasregistered.

"Instruction" means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified to be registered.

"Internet" means the worldwide public network of computers as it currently exists or may be manifested in the future, including the Internet, an intranet, an extranet or a virtual private network.

"Items of Deposit" means any one or more checks and drafts.

"Letter of Credit" means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

"Loan" means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

"Money" means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

"Negotiable Instrument" means any writing

(1) signed by the maker or drawer; and

(2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;and

(3) is payable on demand or at a definite time; and

(4) is payable to order or bearer. "Partner" means a natural person who

  (1) is a general partner of the Insured, or

  (2) is a limited partner or an Employee of a Company.

"Property" means Money, Certificated Securities, Initial Transaction Statements, any Statement of Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, Security Agreements, Withdrawal Orders, Certificates of Origin or Title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold lottery tickets, books of account, Electronic Data and Electronic Data Processing Media, and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.

"Security Agreement" means an agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.

"Service Bureau" means a natural person, partnership, corporation or other entity authorized by written agreement to perform data processing services for the Insured using Computer Systems.

"Service Bureau's Computer System" means those Computer Systems owned, leased or operated by the Service Bureau.

"Single Loss Limit" means all covered loss resulting from (a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or (b) any one act or series of related unintentional or negligent acts or omission on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or (c) all acts or omissions other than

those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or (d) any one casualty or event not specified in (a), (b) or (c) preceding.

"Statement of Uncertificated Security" means a written statement of the issuer of an Uncertificated Security containing:

(1) a description of the issue of which the Uncertificated Security is a part;

(2) the number of shares or units:

   (a) transferred to the registered owner;

   (b) pledged by the registered owner to the registered pledgee;

   (c) released from pledge by the registered pledgee;

   (d) registered in the name of the registered owner on the date of the statement; or

   (e) subject to pledge on the date of the statement;

(3) the name and address of the registered owner and registered pledgee;

(4) a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(5) the date:

   (a) the transfer of the shares or units to the new registered owner of the shares or units was registered;

   (b) the pledge of the registered pledgee was registered; or

   (c) of the statement, if it is a periodic or annual statement.

"Telefacsimile Device" means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

"Trading" means trading or other dealings in securities, commodities, futures, options, foreign or Federal Funds, currencies, foreign exchange and the like.

"Transportation Company" means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

"Uncertificated Security" means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2) of a type commonly dealt in on securities exchanges or markets; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

"Withdrawal Order" means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of Funds stated therein.

3. **EXCLUSIONS**

EXCLUSION SECTION I: EXCLUSIONS THAT APPLY TO ALL INSURING AGREEMENTS

This bond does not apply to:

a. to any claim alleging, arising out of, based upon or attributable to the facts alleged, or to the same or related wrongful acts alleged or contained in any claim

which has been reported, or in any circumstances of which notice has been given, under any bond of which this bond is a renewal or replacement;

b. to any claim arising out of, based upon or attributable to any bankruptcy, insolvency, conservatorship, receivership or liquidation of, or suspension of payment or refusal to pay, by any broker or dealer in securities or commodities, clearing agency, or any bank or banking firm, or any insurance or reinsurance entity; provided, however, this exclusion shall not apply to any claim in connection with any investment by an Insured on the behalf of customer(s) or client(s) in the securities of any entity experiencing any of the foregoingactivities;

c. to any claim, arising out of, based upon or attributable to, a failure to produce securities by any broker or dealer in securities or commodities, clearing agency, or any bank or banking firm, or any insurance or reinsurance entity; provided, however, this exclusion shall not apply to DefenseCosts;

d. for any amount for which the Insured is not financially liable or which any claimant is without legal recourse against the Insured, or matters which may be deemed uninsurable under the law pursuant to which this bond shall be construed, it being understood and agreed that with respect to the enforceability of the insurability of any loss, this policy shall be governed by such applicable law that most favors insurability of such loss;

e. to any claim arising out of, or attributable to any finally adjudicated violation of the Racketeer Influenced and Corrupt Organizations Act (18 USC Sections 1961 et seq., and amendments thereto) or any rules or regulation promulgated thereunder;

f. to any claim alleging, based upon or arising out of infringement of patent or misappropriation of Trade Secrets; or

g. to loss of Property or Electronic Data Processing Media or Electronic Datawhile

(a) in the mail, or

(b) in the custody of any Transportation Company, unless covered under Insuring Agreement (C), except when covered under Insuring Agreement(A);

h. to potential income, including but not limited to interest and dividends, not realized by the Company;

i. to loss through the surrender of Property away from an office of the Company as a result of a threat:

(a) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Company of any such threat,or

(b) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A);

j. to loss due to riot or civil commotion outside the United States of America and Canada and any country in which the Company maintains an office; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (B) In Transit, and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating suchtransit;

k. to indirect or consequential loss of any nature including damages to third parties of any type for which the insured is legally liable, except compensatory damages, but not multiples thereof;

l. to loss resulting from Forgery or alteration except when covered under Insuring Agreements (A), (D), (E), or (F);

m. to all fees, costs and expenses incurred by the Company:

(1) in establishing the existence of or amount of loss covered under this bond, or

(2) as a party to any legal proceeding whether or not such legal proceeding exposes the Company to loss covered by this bond,

except for Audit Expense, Claims Expense, or Section 5 (Defense, Investigation and Settlement);

n. to:

(1) any fees, costs or expenses related directly or indirectly to the damage or destruction of Electronic Data or Computer Programs that the Insured did not have a license to use; or

(2) any fees, costs or expenses incurred to redo the work product, research or analysis that was the basis of any damaged or destroyed Electronic Data or Computer Programs.

EXCLUSION SECTION II: EXCLUSIONS THAT EXCLUSIVELY APPLY TO Insuring Agreements A THROUGH H

This bond does not apply to:

a. loss resulting from any act or acts of any person who is a member of the board of directors of the Company or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Company in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

b. loss resulting from the complete or partial nonpayment of, or default upon, any Loan or transaction involving the Insured as a lender or borrower, or extension of

credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such Loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses; except when covered under Insuring Agreements (A), (D) or (E);

c. loss resulting from any violation by the Company or by any Employee

(a) of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(b) of any rule or regulation made pursuant to any such law, unless with respect to

(a) and (b) that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Company in a similar amount in the absence of such laws, rules or regulations;

d. loss resulting from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Company, Funds or Property of the Company held by it in any capacity, except when covered under Insuring Agreements (A) or (B);

e. loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

f. loss resulting from transactions in a customer's or the Company's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's or the Insured's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

g. damages resulting from any civil, criminal or other legal proceeding in which the Company is finally adjudicated in an action or proceeding to have engaged in racketeering activity except when the Company establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Company covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States; Code 1961 et seq., asamended;

h. loss resulting from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards:

(1) in obtaining credit or funds,

(2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

(3) in gaining access to point of sale terminals, customer-bank communication

terminals, or similar electronic terminals of Electronic Funds Transfer Systems, whether such cards were issued, or purport to have been issued, by the Company or by anyone other than the Company, except when covered under Insuring Agreement (A);

i. loss involving automated mechanical devices which, on behalf of the Company, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

j. loss resulting from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Company at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

k. loss involving Items of Deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

I. loss resulting from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

m. loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Company, and in any event, loss of such property occurring more than 60 days after the Company takes possession of such property, except when covered under Insuring Agreements (A) or (B);

n. Loss, under Insuring Agreement (A) resulting from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

o. loss caused by a Partner of the Company unless the amount of such loss exceeds the Financial Interest in the Company of such Partner and the retention applicable to this bond, and then for the excess only;

p. loss resulting from any actual or alleged representation, advice, warranty or Guarantee as to the performance of any investments unless the act or acts which caused such loss involved fraudulent or dishonest conduct which would have covered a loss to the Company in a similar amount in the absence of such laws, rules or regulations;

q. loss due to liability imposed upon the Company as a result of the unlawful disclosure of non-public material information by the Company or any Employee,

or as a result of any Employee acting upon such information, whether authorized or unauthorized.

EXCLUSION SECTION III: EXCLUSIONS THAT EXCLUSIVELY APPLY TO Insuring Agreements--I THROUGH K

This bond does not apply to:

a. loss resulting from the fraudulent preparation or fraudulent modification of Computer Programs unless covered under Insuring Agreement I;

b. loss caused by an identifiable employee of the Company or by a person or persons in collusion with an Employee of the Company. Prior knowledge by any that a fraudulent act by a person, or persons, not in the employ of the Company, has been, or will be, perpetrated shall, for the intent and purpose of this bond, be deemed to be collusion should said Employee willfully or deliberately withhold this knowledge from the Company. The withholding of knowledge from the Company by an Employee because of a threat to do bodily harm to any person, or to do damage to the premises or Property of the Company, shall not be deemed to be or to constitute collusion;

c. loss resulting from the assumption of liability by the Company by contract unless the liability arises from a loss covered by Insuring Agreements (I), (J) or (K) and would be imposed on the Company regardless of the existence of the contract;

d. loss resulting from:

    (a) written Instructions or advices, or

    (b) telegraphic or cable instructions or advices;

e. loss resulting from Negotiable Instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeited, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

f. loss resulting from the accessing of any confidential information including, but not limited to, Trade Secret information, Computer Programs or customer information unless such information is used to commit a fraud that otherwise would be independently covered under this bond.;

g. loss resulting from (1) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge, which affects a Computer System, or (2) failure or breakdown of Electronic Data Processing Media, or (3) error or omission in programming or processing;

h. loss resulting from the fraudulent preparation or fraudulent modification of electronic computer instructions;

i. loss resulting from the input of Electronic Data at an authorized electronic terminal of an Electronic Funds Transfer System or a Customer Communication System by a customer, or other person, who had authorized access to the customer's authentication mechanism;

j. loss resulting from fraudulent features contained in electronic computer instructions developed for sale to, or sold to, multiple customers at the time of their acquisition from a vendor or consultant;

k. loss resulting from the assumption of liability by the Company by contract unless the liability arises from a loss covered by the Insuring Agreements(K), (I) or (J) and would be imposed on the Company regardless of the existence of the contract.

4. OWNERSHIP

This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use of the benefit of the Insured named in the Declarations.

5. DEFENSE, INVESTIGATION AND SETTLEMENT (INCLUDED IN THE LIMIT OF LIABILITY)

A. DEFENSE

Except as hereinafter stated, the Insurer shall advance Defense Costs, excess of any applicable retention amount pursuant to Clause 8 hereof, and applicable law no later than ninety (90) days (in the case of an Individual Insured sixty (60) days) after the receipt by the Insurer of written notice of such costs. The Insureds shall defend any claim made against them. The Insured shall give the Insurer such information and cooperation as it may reasonably require. The Insurer shall be entitled to effectively associate in the defense and settlement of any claim that appears reasonably likely to involve the Insurer, including, but not limited to, the right to effectively associate in the negotiation of a settlement.

B. INVESTIGATION AND SETTLEMENT

The Insurer shall have the right to make any investigation it deems necessary with respect to any claim or notice of circumstances under this bond at its own expense.

The Insured shall not admit liability for or settle any claim or incur any Defense Costs without the Insurer's prior written consent, which consent shall not be unreasonably withheld; however, if the Insured is able to dispose of all claims which are subject to one retention amount for an amount not exceeding the retention amount (inclusive of Defense Costs), then the Insurer's consent shall not be required for such claims.

If the Insurer recommends a settlement within the bond's applicable Single Loss Limit which is acceptable to the claimant and the Insureds do not consent to such settlement then, subject to the applicable limit of liability, the Insurer's liability for all loss on account of such claim shall not exceed: (1) the amount for which the Insurer could have settled such claim plus Defense Costs incurred as of the date such

settlement was proposed, plus (2) 50% of covered loss in excess of such settlement amount, it being a condition of this insurance that the remaining 50% of such loss excess of the settlement amount shall be carried by the Company and the Insureds at their own risk and be uninsured. Notwithstanding the foregoing, this paragraph shall not apply until the settlement amount exceeds the retention amount stated in Item 5 of the Declarations.

The Insurer shall not be obligated to pay any claim or judgment of Defense Costs after the limit of liability set forth in Item 4 of the Declarations has been exhausted by payment by the Insurer of judgments, settlements, Defense Costs or any other covered loss.

6. TERRITORY

This bond shall apply to any loss incurred by any Insured anywhere in the world. All premiums, limits, retentions, loss and other amounts under this bond are expressed and payable in the currency of the United States of America. If judgment is rendered, settlement is denominated or other elements of loss are stated or incurred in a currency other than United States of America dollars, payment of covered loss due under this bond (subject to the terms, conditions and limitations of this bond) will be made either in such other currency (at the option of the Insurer and if agreeable to the Named Insured) or, in United States of America dollars, at the rate of exchange published in The Wall Street Journal on the date the Insurer's obligation to pay such loss is established (or if not published on such date the next publication date of The Wall Street Journal).

7. **LIMIT OF LIABILITY (INCLUDING DEFENSE COSTS)**

The limit of liability stated in the Declarations is the aggregate limit of the Insurer's liability for all loss arising out of claims first discovered and reported to the Insurer during the Bond Period or during the Extended Reporting Period, regardless of the number of Insureds, claims or claimants. The aggregate limit of liability for the Extended Reporting Period shall be part of, and not in addition to, the aggregate limit of liability for the Bond Period. The Insurer shall be absolutely entitled to pay settlements, judgments, awards and Defense Costs as they become due and payable by the Insured without consideration of other future payment obligations. Defense Costs are subject to, part of, and not payable by the Insurer in addition to, the limit of liability.

8. **RETENTION**

The Insurer shall only be liable for the amount of loss arising from any claim, which is in excess of the retention amount stated in Item 5 of the Declarations, such retention amount shall be borne by the Insured and remain uninsured. A single retention amount shall apply to all amounts payable hereunder arising from all claims alleging the same act or interrelated wrongfulacts.

It is further understood and agreed that in the event a Company refuses or is unable to pay an applicable retention as required under Coverage II due to financial insolvency, then the Insurer shall commence advancing Defense Costs within the retention and pursuant to the other terms, conditions and exclusions of this bond, provided that the Insurer shall be entitled to recover the amount of Defense Costs advanced within the retention from the Company pursuant to Clause 13. SUBROGATION.

9. **NOTICE/CLAIM REPORTING PROVISIONS**

Notice hereunder shall be given (i) in writing to the address set forth in the Declarations, or (ii) by e-mail communication to the email address set forth in the Declarations. If mailed, the date of mailing of such notice shall constitute the date that such notice was given and proof of mailing shall be sufficient proof of notice. Notice given by or on behalf of the Insured to any authorized representative of the Insurer shall be deemed notice to the Insurer.

(i) (a) The Insured shall, as a condition precedent to the obligations of the Insurer under this bond, give written notice of a claim or claim made against an Insured as soon as practicable after a Vice President in the Fidelity Insurance & Risk Management Department first becomes aware of the claim, but in all events no later than either: the end of the Bond Period (if applicable), or

(a) within 60 days after the end of the Bond Period or the Extended Reporting Period (if applicable), as long as such claim was first made against an Insured within the final 60 days of the Bond Period or the Extended Reporting Period (if applicable).

It being understood and agreed that the limitations provided in sub-sections (a) and

(b) above shall not apply unless the Insurer has been prejudiced by non-compliance with such provisions.

(i) If during the Bond Period or during the Extended Reporting Period (if applicable), written notice of a claim has been given to the Insurer pursuant to Clause 9(a) above, then any claim which is subsequently made against the Insured and reported to the Insurer alleging, arising out of, based upon or attributable to the facts alleged in the claim of which such notice has been given, or alleging any act which is the same as or related to any act alleged in the claim of which such notice has been given, shall be considered related to the first claim and made at the time such notice wasgiven.

(ii) If during the Bond Period or during the Extended Reporting Period (if applicable), the Insured shall become aware of any circumstances which may reasonably be expected to give rise to a claim being made against the Insured and shall give written notice to the Insurer of the circumstances and the

reasons for anticipating such a claim, with full particulars as to dates and persons involved, then any claim which is subsequently made against the Insured and reported to the Insurer alleging, arising out of, based upon or attributable to such noticed circumstances or alleging any act which is the same as or related to any act alleged or contained in such noticed circumstances, shall be considered made at the time such notice of such circumstances was given.

10. COOPERATION

The Insured shall cooperate with the Insurer and, upon the Insurer's request, assist in making settlements, in the conduct of suits or proceedings, and in enforcing any right of contribution or indemnity against any person or organization who may be liable to the Insured. The Insured shall attend hearings, trials and depositions and shall assist in securing and giving evidence and obtaining the attendance of witnesses.

11. EXTENDED REPORTING PERIOD

If the Insurer or the Named Insured shall cancel or decline to renew this bond, the Insured shall have the right, upon payment of an additional premium in an amount not to exceed 150% of the full annual premium, to a period of one year following the effective date of such cancellation or non-renewal (herein referred to as the Extended Reporting Period) in which to give written notice to the Insurer of claims first made against the Insured during such Extended Reporting Period for any act occurring prior to the end of the Bond Period and otherwise covered by this bond. The rights contained in this clause shall terminate, however, unless written notice of such election together with the additional premium due is received by the Insurer within thirty (30) days of the effective date of cancellation or non-renewal. The additional premium for the Extended Reporting Period shall be fully earned at the inception of the Extended Reporting Period. The Extended Reporting Period is not cancelable. This clause and the rights contained herein shall not apply to any cancellation resulting from non-payment of premium.

The offer by the Insurer of renewal terms, conditions, limit of liability and/or premiums different from those of the expiring bond shall not constitute a declination to renew by the Insurer.

12. CANCELLATION CLAUSE

This bond may not be canceled by the Insured or the Insurer, except as indicated below.

This bond may be canceled by or on behalf of the Insurer in the event of non-payment of premium by the Insured. In the event of non-payment of premium by the Insured, the Insurer may cancel this bond by delivering to the Insured or by mailing to the Insured, by registered, certified, or other first class mail, at the Insured's address as shown in Item 1(a) of the Declarations, written notice stating when, not less than 15 days thereafter, the cancellation shall be effective. The mailing of such notice as aforesaid shall be sufficient proof of notice. The Bond Period terminates at the date and hour specified in such notice, or at the date and time of surrender.

Notwithstanding the above, any layer of insurance for which any insurer on this bond or any excess layer above it participates may be cancelled by the Insured in the event that the A.M. Best rating of that insurer is determined to be below an A rating. In no way does the cancellation of any layer of insurance affect the other layers of insurance, and, specifically, no insurer will be required to attach at a lower level or participate to a greater extent on a quota share than it otherwise would had no cancellation taken place. In the event of cancellation by either the Insurer or the Insured as indicated above, the Insurer shall be entitled to the annual premium on a pro-rate basis and, if applicable, shall return such unused premium to the Insured within 10 days of cancellation.

If the period of limitation relating to the giving of notice as set forth in this Clause is also set forth in any law controlling the construction thereof, then such period shall be deemed to be amended so as to be equal to the minimum period of limitation set forth in the controlling law.

13. SUBROGATION

In the event of any payment under this bond, the Insurer shall be subrogated to the extent of such payment to all the Insured's rights of recovery therefor, and the Insured shall execute all papers required and shall do everything that may be reasonably necessary to secure such rights. The Insured shall do nothing to prejudice such rights. Any amount recovered in excess of the Insurer's total payment shall be restored to the Insured, less the cost to the Insurer of recovery. In no event, however, shall the Insurer exercise its rights of subrogation against an Insured under this bond unless such Insured has been convicted of a deliberate criminal act, or been determined, through a final non-appealable adjudication in an action or proceeding other than an action or proceeding initiated by the Insurer to determine coverage under the bond establishes the Insured, to have in fact committed a deliberate fraudulent act or obtained any profit or advantage to which such Insured was not legally entitled.

In the event that the Insurer shall for any reason pay indemnifiable loss on behalf of an Individual Insured, the Insurer shall have the contractual right hereunder to recover from the Company the amount of such loss equal to the amount of the retention not satisfied by the Company and shall be subrogated to the rights of the Individual Insureds hereunder.

14. OTHER INSURANCE

Such insurance as is provided by this bond shall apply only as excess over any other valid and collectible insurance, unless such other insurance is written only as specific excess insurance over the limit of liability provided by this bond.

However, in the event of a claim under this bond for any alleged act(s) (including Interrelated Wrongful Acts) and such claim is also a valid and collectible covered claim (as "claim" is defined under the FMR Corporate Concentric Custom Bond) under the FMR Corporate Concentric Custom Bond, this bond, subject to this bond's terms and conditions, shall also cover such claim, but only to the extent that such claim is not valid and collectible under the FMR Corporate Concentric Custom Bond.

15. NOTICE AND AUTHORITY

It is agreed that any Vice President within the Fidelity Insurance Risk Management Department shall act on behalf of all Insureds with respect to the giving and receiving of notice of claim and cancellation, the payment of premiums and the receiving of any return premiums that may become due under this bond, the receipt and acceptance of any endorsements issued to form a part of this bond and the exercising or declining to exercise any right to an Extended Reporting Period.

16. ASSIGNMENT

Assignment of interest under this bond shall not bind the Insurer until its consent is endorsed hereon; however, subject otherwise to the terms hereof, this bond shall cover the estate, heirs or legal representative of the Insured in the event of the Insured's death, bankruptcy, insolvency or being adjudged incompetent.

17. ACTION AGAINST INSURER

Except as provided in Clause 19 of this bond, no action shall lie against the Insurer unless, as a condition precedent thereto, there shall have been full compliance with all of the terms of this bond, nor until the amount of the Insured's obligation to pay shall have been finally determined either by judgment against the Insured after actual trial or by written agreement of the Insured, the claimant and the Insurer.

Any person or organization or the legal representative thereof who has secured such judgment or written agreement shall thereafter be entitled to recover under this bond to the extent of the insurance afforded by this bond. No person or organization shall have any right under this bond to join the Insurer as a party to any action against the Insured to determine the Insured's liability, nor shall the Insurer be impleaded by an Insured or his, her or its legal representative. Bankruptcy or insolvency of an Insured or of his, her or its estate shall not relieve the Insurer of any of its obligations hereunder.

18. DISPUTE RESOLUTION PROCESS

It is hereby understood and agreed that all disputes or differences which may arise under or in connection with this bond, whether arising before or after termination of this bond, including any determination of the amount of loss, shall be submitted to the alternative dispute resolution ("ADR") process set forth in this clause.

Either the Insurer or an Insured may elect the type of ADR process discussed below; provided, however, that such Insured shall have the right to reject the Insurer's choice of the type of ADR process at any time prior to its commencement, in which case such Insured's choice of ADR process shall control.

The Insurer and each and every Insured agrees that there shall be two choices of ADR process: (1) non-binding mediation administered by the American Arbitration Association, in which the Insurer and any such Insured shall try in good faith to settle the dispute by mediation under or in accordance with its then-prevailing Commercial Mediation Rules or (2)arbitration submitted to the American Arbitration Association in accordance with its then-prevailing Commercial Arbitration Rules, in which the arbitration panel shall consist of three disinterested individuals. In either mediation or arbitration, the mediator or arbitrators shall have knowledge of the legal, corporate management, or insurance issues relevant to the matters in dispute. The mediator or arbitrators shall also give due consideration to the general principles of the law of the state where the Named Insured is incorporated in the construction or interpretation of the provisions of this bond. In the event of arbitration, the decision of the arbitrators shall be final and binding and provided to both parties, and the arbitrators' award shall not include attorneys fees or other costs. In the event of mediation, either party shall have the right to commence a judicial proceeding; provided, however, that no such judicial proceeding shall be commenced until the mediation shall have been terminated and at least 30 days shall have elapsed from the date of the termination of the mediation. In all events, each party shall share equally the expenses of the ADR process.

The laws of the State of New York shall apply, except with regards, to (a) the procurements, issuance or delivery of this bond, including any provisions of the bond relating to its cancellation or nonrenewal (if any), or any other New York State regulations or requirements regarding policies issued pursuant to New York State Insurance Law; and (b) the determination of the availability of punitive damages, unless New York law otherwise applies.

Either choice of ADR process may be commenced in New York, New York; or in the state indicated in Item 1(a) of the Declarations as the mailing address for the Named Insured. The Named Insured shall act on behalf of each and every Insured in deciding to proceed with an ADR process under thisclause.

19. ORDER OF PAYMENTS

In the event of loss arising from a claim for which payment is due under this bond, the Insurer shall in all events:

a. first, pay loss for which coverage is provided under Coverage Section II.A and then Coverage Section II.C of this bond; then

b. pay such other loss for which coverage is provided under thisbond.

The bankruptcy or financial insolvency of any Company shall not relieve the Insurer of any of its obligations to prioritize payment of covered loss under this bond pursuant to this Clause 21.

20. REPRESENTATION OF INSURED

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct in all material respects. The individual signing the application hereby makes such representation on behalf of himself/herself and the Company under the attached bond (as that term is defined in the attached bond) after inquiry of all the directors and officers of the Insured and its subsidiaries, to the extent coverage is granted to any of its subsidiaries under the attached bond.

Such application constitutes part of this bond. Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

21. MOST FAVORABLE JURISDICTION

It is hereby understood and agreed that, solely with respect to the enforceability of any coverage for punitive, exemplary, and multiplied damages, this bond shall be governed by such applicable law that most favors coverage for such penalties and punitive, exemplary, and multiplied damages.

***22.* HEADINGS**

The descriptions in the headings of this bond are solely for convenience, and form no part of the terms and conditions of coverage.

RIDER 1

This rider, effective 12:01AM:	**July 01, 2024**
Forms a part of Bond No.:	**47-EPF-315882-04**
Issued to:	**All Fidelity Funds**
By:	**Berkshire Hathaway Specialty Insurance Company**

ECONOMIC AND TRADE SANCTIONS EXCLUSION

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

MANUSCRIPT POLICY

In consideration of the payment of the premium for this bond it is hereby understood and agreed that if any coverage under this bond would be in violation of any applicable economic or trade sanctions, then that coverage will be null and void.

All other terms and conditions of this bond remain unchanged.

RIDER 2

This rider, effective 12:01AM:	**July 01, 2024**
Forms a part of Bond No.:	**47-EPF-315882-04**
Issued to:	**All Fidelity Funds**
By:	**Berkshire Hathaway Specialty Insurance Company**

TIE-IN OF LIMITS

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

MANUSCRIPT POLICY

In consideration of the premium for this Policy, it is hereby understood and agreed that the maximum liability of the **Insurer** for all amounts both covered under this Policy and covered amounts under the policy(ies) scheduled below (or any renewal or replacement of such policy(ies)) shall be $10,000,000 and any payment of covered amounts under this Policy will reduce the Limit of Liability under the policy(ies) scheduled below, and any payment of amounts for such claim under the policy(ies) scheduled below will reduce the Limit of Liability under this Policy

Nothing in this endorsement shall be construed to increase the Limit of Liability set forth in the Declarations of such policy(ies) scheduled below which shall remain the maximum liability for all amounts paid under the policy scheduled below. Nothing in this endorsement shall be construed to increase the Limit of Liability as set forth in the Declarations of this Policy.

POLICY(IES)

1. Manuscript Corporate policy, numbered 47-EPF-315784-04, issued by Berkshire Hathaway Specialty Insurance Company to FMR LLC for the policy period from July 01, 2024 to July 01, 2025, including any renewal or replacement thereof.

All other terms and conditions of this bond remain unchanged.

RIDER 3

This rider, effective 12:01AM:	**July 01, 2024**
Forms a part of Bond No.:	**47-EPF-315882-04**
Issued to:	**All Fidelity Funds**
By:	**Berkshire Hathaway Specialty Insurance Company**

DESTRUCTION OF DATA OR PROGRAMS RIDER

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

MANUSCRIPT POLICY

In consideration of the premium charged, it is hereby understood and agreed that the bond is hereby amended as follows:

1. The following Insuring Agreements are added to the bond:

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

(DH) Loss that is Restoration Costs resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the Computer Systems Insuring Agreement attached to this bond.

Special Condition: Under this Insuring Agreement, "Single Loss" means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the affected Computer Program(s) or Electronic Data is/are restored or repaired (or a determination has been made that such restoration or repair is impossible). Recurrence of destruction or damage after the Computer Program(s) or Electronic Data is/are restored or repaired shall constitute a separate "Single Loss".

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

(DV) Loss that is Restoration Costs resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the Computer Systems Insuring Agreement attached to this bond if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

Special Condition: Under this Insuring Agreement, "Single Loss" means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the affected Computer Program(s) or Electronic Data is/are restored or repaired (or a determination has been made that such restoration or repair is impossible). Recurrence of destruction or damage after the Computer Program(s) or Electronic Data is/are restored or repaired shall constitute a separate "Single Loss".

2. Solely with respect to the coverage provided by this rider, the following Definitions shall apply:

   (i) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

   (ii) Computer System means:

      (1) computers with related peripheral components, including storage components wherever located,

      (2) systems and applications software,

      (3) terminal devices, and

      (4) related communication networks, including the Internet,

      by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

   (iii) Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

   (iv) Restoration Costs means reasonable and necessary costs or expenses incurred by the Insured with the Insurer's prior written consent to restore or repair damaged or destroyed Electronic Data or Computer Programs within a Computer System; provided that if it is determined that such Electronic Data or Computer Programs cannot be restored or repaired, then Restoration Costs means solely those reasonable costs or expenses incurred by the Insured, with the Insurer's prior written consent, to reach such determination.

All other terms, conditions and exclusions remain unchanged.

RIDER 4

This rider, effective 12:01AM: **July 01, 2024**
Forms a part of Bond No.: **47-EPF-315882-04**
Issued to: **All Fidelity Funds**
By: **Berkshire Hathaway Specialty Insurance Company**

FACSIMILE SIGNATURE

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

MANUSCRIPT POLICY

It is agreed that:

1. The attached bond is hereby amended by adding an additional Agreement as follows: 2.

   Loss resulting directly from the fact that an issuer of securities, transfer agent, bank, banker, or trust company received from the Insured or the New York Stock Exchange specimen copies of the Insured's mechanically reproduced facsimile signature and acted in reliance upon any false, fraudulent or unauthorized reproduction of such facsimile signature, whether such facsimile signature is the facsimile signature duly adopted by the Insured or is one resembling or purporting to be such facsimile signature, regardless of by whom or by what means the same may have been imprinted, and whether or not such loss is sustained by reason of the Insured's having entered into an agreement to be legally liable when such facsimile signature or one resembling or purporting to be such facsimile signature is used, provided, however, that

   (a) such facsimile signature is used on a document

      (1) as the signature to an assignment or other instrument authorizing or effecting the transfer of shares of stock, or other registered securities, which may now or at any time hereafter be registered in the name of the Insured on the books of the association, company or corporation issuing the same; or

      (2) as the signature to a power of substitution, designating a substitute or substitutes to make the actual transfer on the books of the issuer of shares of stock, or other registered securities, in respect of which the Insured may now or at any time hereafter be named as attorney to effect and transfer, whether said power of substitution is embodied in an endorsement on the certificate for said shares of stock or other registered security or in a separate instrument;

   (b) the New York Stock Exchange has not interposed any objections to the use by the Insured of such facsimile signature and such agreement, if any, was required by the said Exchange as a condition to its failing to interpose any such objection; an

   (c) this Insuring Agreement shall not apply to any Certificated Securities which are counterfeit.

All other terms, conditions and exclusions remain unchanged.

RIDER 5

This rider, effective 12:01AM: **July 01, 2024**
Forms a part of Bond No.: **47-EPF-315882-04**
Issued to: **All Fidelity Funds**
By: **Berkshire Hathaway Specialty Insurance Company**

AMEND INSURING AGREEMENT

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

MANUSCRIPT POLICY

The following Insuring Agreements will be added to the bond:

Stop Payment

Loss against any and all sums which the Company shall become obligated to pay by reason of the liability imposed upon the Company by law for damages:

(a) for having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Company or any authorized representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder, or subscriber or any authorized representative of any customer, shareholder or subscriber; or

(b) for having refused to have any draft made or drawn by any customer, shareholder or subscriber of the Company or any authorized representative of such shareholder, subscriber or representative.

Limit of Liability: $100,000

Deductible: $2,500

The following is added to the definition of Employee:

(8) directors or trustees of the Company, the investment advisor, underwriter (distributor), transfer agent or shareholder accounting record keeper or administrator authorized by written agreement to keep financial and/or other required records but only while performing acts coming within the scope of the usual duties of an officer or employee.

(9) any officer or Partner or Employee of:

an investment advisor an underwriter (distributor)a transfer agent or shareholder accounting record-keeper an administrator authorized by written agreement to keep financial and/or other required records for a Company.

(12)Any officers or employees of any predecessor of the Insured whose principal assets are acquired by the Company by consolidation or merger with, or purchase of assets or capital stock if such predecessor.

The following definition is added to the bond:

Larceny and Embezzlement as it applies to any Named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

The following condition is added to the bond: Central Handling of Securities

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Ex- change and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Insurer shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Insurer shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgement in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Insurer on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Insurer, and the Insured shall execute all papers necessary to secure to the Insurer the rights provided for herein.

The following is added to Section 9 - Notice/Claim Reporting Provisions:

Upon the detection by any Company that an Employee has committed any dishonest or fraudulent act(s) of theft, the Company shall immediately remove such Employee from a position that may enable such Employee to cause the Company to suffer a loss by any subsequent dishonest or fraudulent act(s) of theft. The Company, within forty-eight (48) hours of such detection, shall notify the Insurer with full and complete particulars of the detected dishonest or fraudulent act(s) of theft.

The following Insuring Agreement is added:

Unauthorized Signatures

Loss resulting directly from the Company having accepted, paid, or cashed any original check or withdrawal order made to drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on file with the Company as a signatory on such account. It shall be a condition precedent to the Company's right of recovery under this Insuring Agreement that the Insured shall have on file, signatures of all persons who are signatories on such account.

The Single Loss limit under this Insuring Agreement is $3,000,000, which is part of and not in addition to the Aggregate Limit shown on the Declaration Page of this bond. A retention of $25,000 applies to each and every loss.

The following Insuring Agreement is added:

Claims Expense

Reasonable expenses necessarily incurred and paid by the Company in preparing any valid claim for loss as defined in the bond, and any other valid coverage added by rider which loss exceeds the applicable retention amount. The Insurer's maximum liability for such expenses paid by the Company in preparing any one such claim shall be limited to

$100,000, such aggregate limit is provided as part of, and not in addition to, the Aggregate Limit of Liability shown on the Declaration Page. A $2,500 retention will apply to each and every loss.

All other terms, conditions and exclusions remain unchanged.

RIDER 6

This rider, effective 12:01AM: **July 01, 2024**
Forms a part of Bond No.: **47-EPF-315882-04**
Issued to: **All Fidelity Funds**
By: **Berkshire Hathaway Specialty Insurance Company**

AUTOMATED PHONE SYSTEM

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

MANUSCRIPT POLICY

It is agreed:

1. The attached bond is amended by adding and Insuring Agreement as follows:

AUTOMATED PHONE SYSTEM

I. Loss caused by an Automated Phone System (APS) Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the bond period all APS Designated Procedures with respect to APS Transactions. The unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the bond.

   1. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

      a. "APS Transaction" means any APS Redemption, APS Election or APS Exchange.

      b. "APS Redemption" means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller though use of a telephone keypad.

      c. "APS Election" means any election concerning dividend options available to fund shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

      d. "APS Exchange" means any exchange of shares in a registered account of one fund into shares in identically registered account of another fund in the same complex pursuant to exchange privileges of the two funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

      e. "APS Designated Procedures" means all of the following procedures:

         (1) Election in Application: No APS Transaction shall be executed unless the shareholder or unit holder to whose account such an APS Transaction relates has previously elected by official designation to permit such APS Redemptions;

(2) Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of a telephone keypad in the course of such a request, and the records shall be retained for at least six (6) months.

(a) Information contained in the records shall be capable of being retrieved through the following methods:

Procedures normally used by the Insured

(b) Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success area of no less than 85 percent.

(3) Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before execution of APS Transaction by requiring the entry by the caller of a confidential personal identification number ("PIN").

(a) Limited attempts to enter PIN: If the caller fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts during the same (telephone call/twenty-four- hour day) to enter the PIN

(4) Written Confirmation: A written confirmation of any APS Transaction shall be mailed to the shareholder(s) to whose account such APS Transaction relates, at the original record address, by the end of the Insured's next regular processing cycle, but in no event later than five (5) business days following such APS Transaction.

(5) Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:

Procedures normally used by the Insured.

2. Exclusions: It is further understood and agreed that this extension shall not cover:

a. any loss covered under Insuring Agreement (A), FIDELITY, of this bond:

b. any loss resulting from:

(1) the redemption of shares, where the proceeds of such redemption are made payable to other than

(i) the shareholder of record; or

(ii) a person officially designated to receive redemption proceeds; or

(iii) a bank account officially designated to receive redemption proceeds, or

(2) the redemption of shares, where the proceeds of such redemption are paid by check mailed to an address, unless such address has either been

(i) designated by voice over the telephone or in writing without a signature guarantee, in either case at least thirty (30) days prior to such redemption; or

(ii) officially designated; or

(iii) verify by any other procedures which may be normally used by the Insured; or

(3) the redemption of shares, where the proceeds of such redemption are paid by wire transfer other than to the shareholder's officially designated bank account; or

(4) The intentional failure to adhere to one or more APS Designated Procedures.

All other terms and conditions of this bond remain unchanged.

WILLIS TOWERS WATSON NORTHEAST INC
ATTN: Mary Coughlin
75 Arlington St., FL10
BOSTON, MA 02116

INSURED: ALL FIDELITY FUNDS

PRODUCT: ***DFIBond***

POLICY NO: 82484869

TRANSACTION: RENL

PREMIUM BILL

Insured: ALL FIDELITY FUNDS Date: July 26, 2024

Producer: WILLIS TOWERS WATSON NORTHEAST INC

Company: FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
July 1, 2024	82484869	Excess Bond		$ 59,000
To				
July 1, 2025		Renewal		
0.00% Commission				
			TOTAL	$ 59,000

Chubb Group of Insurance Companies
202B Hall's Mill Road
Whitehouse Station, NJ 08889

DECLARATIONS
FINANCIAL INSTITUTION
EXCESS BOND FORM E

NAME OF ASSURED:

ALL FIDELITY FUNDS

C/O FMR LLC, 88 BLACK FALCON, 1ST FL, SUITE 167
BOSTON, MA 02210

Bond Number: 82484869

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana,
a stock insurance company, herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on July 1, 2024
to 12:01 a.m. on July 1, 2025

ITEM 2. AGGREGATE LIMIT OF LIABILITY: $10,000,000

ITEM 3. SINGLE LOSS LIMIT OF LIABILITY: $10,000,000

ITEM 4. DEDUCTIBLE AMOUNT: $ 10,000,000

ITEM 5. PRIMARY BOND:

Insurer: Berkshire Hathaway Specialty Insurance Company

Form and Bond No. 47-EPF-315882-04

Limit: $10,000,000

Deductible: $10,000,000

Bond Period: July 1, 2024 – July 1, 2025

ITEM 6. COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER:

N/A

ITEM 7. TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND:

ITEM 8. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
1-2

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

Secretary

President

July 26, 2024

Date

Authorized Representative

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause

Loss which would have been paid under the **Primary Bond** but for the fact the loss exceeds the **Deductible Amount**.

Coverage under this bond shall follow the terms and conditions of the **Primary Bond**, except with respect to:

a. The coverage exceptions in ITEM 6. of the DECLARATIONS; and

b. The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification Of Primary Bond

A. If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made By Assured

B. The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of Legal Proceedings Against Assured - Election To Defend

C. The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed thirty (30) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED'S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this bond or any of the **Underlying Bonds**. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

General Agreements

Notice To Company Of Legal Proceedings Against Assured - Election To Defend
(continued)

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under this bond. The COMPANY'S liability for court costs and attorneys' fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Conditions And Limitations

Definitions

1. As used in this bond:

   a. **Deductible Amount** means the amount stated in ITEM 4. of the DECLARATIONS. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the **Underlying Bonds**, including the insolvency or dissolution of any Insurer providing coverage under any of the **Underlying Bonds**.

   b. **Primary Bond** means the bond scheduled in ITEM 5. of the DECLARATIONS or any bond that may replace or substitute for such bond.

   c. **Single Loss** means all covered loss, including court costs and attorneys' fees incurred by the COMPANY under General Agreement C., resulting from:

      (1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

      (2) any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or

      (3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

      (4) any one event not specified above, in c.(1), c.(2) or c.(3).

   d. **Underlying Bonds** means the **Primary Bond** and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Conditions And Limitations
(continued)

Limit Of Liability

Aggregate Limit Of Liability

2. The COMPANY'S total cumulative liability for all **Single Losses** of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

   On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

   a. the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

   b. the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability

The COMPANY'S liability for each **Single Loss** shall not exceed the SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery

3. This bond applies only to loss first discovered by the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

   a. facts which may subsequently result in a loss of a type covered by this bond, or

   b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

   regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable **Deductible Amount**, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-Recovery

4. In the event of a payment under this bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Conditions And Limitations

Subrogation-Assignment-Recovery (continued)

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured

5. At the COMPANY'S request and at reasonable times and places designated by the COMPANY the ASSURED shall:

   a. submit to examination by the COMPANY and subscribe to the same under oath, and

   b. produce for the COMPANY'S examination all pertinent records, and

   c. cooperate with the COMPANY in all matters pertaining to the loss.

   The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination

6. This bond terminates as an entirety on the earliest occurrence of any of the following:

   a. sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this bond, or

   b. immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this bond, or

   c. immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

   d. immediately on the dissolution of the ASSURED, or

   e. immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

   f. immediately on expiration of the BOND PERIOD, or

   g. immediately on cancellation, termination or recision of the **Primary Bond**.

Conformity

7. If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Conditions And Limitations
(continued)

Change Or Modification Of This Bond

8. This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an Authorized Representative of the COMPANY.

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: July 1, 2024

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 1

To be attached to and
form a part of Policy No. 82484869

Issued to: ALL FIDELITY FUNDS

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No.: 2

Bond Number: 82484869

NAME OF ASSURED: ALL FIDELITY FUNDS

SHARED AGGREGATE LIMITS ENDORSEMENT

It is agreed that in addition to this Bond, the COMPANY has issued to the ASSURED all Policies and Bonds listed below. It is expressly acknowledged by the ASSURED that the premium for this Bond and all Policies and Bonds listed below has been negotiated with the understanding that this Bond and all Policies and Bonds listed below combine and share a single aggregate limit of liability. Therefore, in consideration of the premium charged:

1. The COMPANY and the ASSURED agreed that the COMPANY's maximum aggregate limit of liability for all **Loss** under this Bond, and for all payments of **Loss** under all Policies and Bonds listed below, in the aggregate, shall not exceed $10,000,000.

2. It is agreed that the COMPANY shall have no obligation under this Bond to make any payment of **Loss** to the extent that the amount of such **Loss**, when added to the amount of any **Loss** paid under this Bond and any **Loss** paid under any Policies and Bonds listed below, would exceed $10,000,000. Any payment of **Loss** under any Policies and Bonds listed below shall reduce the Limits of Liability available under this Bond for the payment of any **Loss** during the BOND PERIOD.

3. If the COMPANY shall have paid **Loss** under this Bond and **Loss** under any Policies and Bonds listed below in an aggregate amount equaling $10,000,000, any and all obligations of the COMPANY under this Bond and the Policies and Bonds listed below shall be completely fulfilled and extinguished, and the COMPANY shall have no further obligations of any kind or nature under this Bond and the Policies and Bonds listed below.

4. If a **Loss** is covered by this Bond and one or more of the Policies and Bonds listed below, and if more than one deductible amount applies to such **Loss,** the largest applicable deductible amount shall be the deductible amount applicable to such **Loss**.

Policy/Bond Type	Policy/Bond Number
Mutual Fund D&O	G23656280 017

For the purposes of this Endorsement, **Loss** shall include **Single Loss** as defined in this Bond and any Bond or Policy listed above and **Loss** as defined in any Policy listed above.

THIS ENDORSEMENT DOES NOT INCREASE THE LIMITS OF LIABILITY, AS SET FORTH IN THE DECLARATIONS.

Name and Address of Assured:

ALL FIDELITY FUNDS

C/O FMR LLC, 88 BLACK FALCON, 1ST FL, SUITE 167
BOSTON, MA 02210

____
Signature of Assured's Representative

____
Position/Title

____
Date

This Endorsement applies to loss discovered after 12:01 a.m. on July 1, 2024.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 26, 2024

By ________________________________
Authorized Representative

CHUBB®

Chubb Producer Compensation
Practices & Policies

Chubb believes that policyholders should have access to information about Chubb's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.chubbproducercompensation.com or by calling the following toll-free telephone number:

1-866-512-2862.

This page is intentionally left blank

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producer-compensation or by calling 1-800-706-3102.

National Union Fire Insurance Company of Pittsburgh, Pa. ®
A capital stock company

Policy Number: 01-307-65-48 Replacement of: 01-233-98-96

EXCESS EDGE®

NOTICES: Depending on the terms, conditions and limitations of the Followed Policy, this policy may (1) only provide coverage for loss from claims first made or first made and reported during its Policy Period; (2) have its limit of liability reduced by the payment of defense costs and/or claim expenses, and (3) not impose a duty to defend on the Insurer. Please read the Followed Policy and this policy carefully and discuss the coverage provided thereunder and hereunder with your insurance agent or broker.

DECLARATIONS

Policyholder:	All Fidelity Funds
Policyholder Address:	C/O FMR LLC See Endorsement No. 3 BOSTON, MA 02210
Policyholder Domicile:	Massachusetts
Insurer Address:	1271 Ave of Americas, FL 37 New York, NY 10020-1304
Claims Address: e-mail:	c-claim@AIG.com
Mail:	AIG, Financial Lines Claims P.O. Box 25947 Shawnee Mission, KS 66225

Limit of Liability:	$	10,000,000
Total Underlying Limits:	$	20,000,000
Policy Period: From:		July 1, 2024
To:		July 1, 2025
Premium:	$	52,000
		^^

SCHEDULE OF UNDERLYING COVERAGE

	Underlying Insurer	Underlying Policy	Underlying Limit	Underlying Policy Period
	PLEASE SEE ATTACHED SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM			

The **Policy Period** incepts and expires as of 12:01 A.M. at the **Policyholder Address.** Terms with **"Bold"** typeface are used in this policy with the meanings and values ascribed to them above; however, subject to the Changes clause, the **"Followed Policy"** means the policy in the Schedule with an "*" at the beginning of its row, but only with respect to the following **Followed Coverage Section(s)**: PLEASE SEE ATTACHED SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM.

1785155

In consideration of the payment of the premium, National Union Fire Insurance Company of Pittsburgh, Pa.® (the "**Insurer**") and insureds agree as follows:

INSURING AGREEMENT

This policy shall provide coverage in accordance with the same terms, conditions and limitations of the **Followed Policy**, as modified by and subject to the terms, conditions and limitations of this policy.

The **Insurer's** coverage obligations under this policy attach to the **Insurer** only after the **Total Underlying Limits** have been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of amounts covered under the **Underlying Policies**. This policy shall continue in force as primary insurance only upon the exhaustion of the **Total Underlying Limits** by reason of such payments and satisfaction of any applicable retention. This policy shall recognize erosion of an **Underlying Limit** of an **Underlying Policy** through payments by others of covered amounts under that **Underlying Policy**. The risk of uncollectability of any part of the **Total Underlying Limits**, for any reason, is expressly retained by the **Policyholder** and any insureds, and is not insured under this policy or assumed by the **Insurer**.

LIMIT OF LIABILITY

The **Limit of Liability** is the aggregate limit of the **Insurer's** liability for all coverage under this policy.

NOTICES

Where the **Followed Policy** requires or permits notice to its insurer, the **Policyholder** or the insureds have the same obligations and rights to notify the **Insurer** under this policy, except that with respect to this policy, any notice to the **Insurer** must be directed as follows: (i) for claims-related matters, by mail or e-mail to the **Claims Address**; and (ii) for all other notices, by mail to the **Insurer Address**.

RIGHTS

The **Insurer** shall have the same rights, privileges and protections afforded to the **Underlying Insurer** of the **Followed Policy** in accordance with the terms, conditions and limitations of the **Followed Policy**. The **Insurer** shall also have the right, in its sole discretion, but not the obligation, to effectively associate with the insureds in the defense and settlement of any claim that appears to be reasonably likely to involve the **Insurer**. The **Policyholder**, its subsidiaries and any insureds shall provide the **Insurer** with such information, assistance and cooperation as the **Insurer** may reasonably request and shall not do anything that prejudices the **Insurer's** position or potential rights of recovery.

RELIANCE

The **Insurer** has issued this policy in reliance upon the completeness and accuracy of the applications, warranties, statements, the binders for the **Underlying Policies**, any attachments thereto and any other materials submitted for this policy, which shall be deemed attached hereto and made a part hereof.

CHANGES

If, subsequent to the issuance of the **Followed Policy**, the terms, conditions or limitations of an **Underlying Policy** are modified, the insureds must notify the **Insurer** in writing, as soon as practicable, of such modification. If any changes to the **Followed Policy**: (i) expand coverage, (ii) change the policyholder name or address, or (iii) modify premium, this policy shall not follow those changes unless the **Insurer** reflects its agreement to do so in a written endorsement to this policy.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

PRESIDENT	AUTHORIZED REPRESENTATIVE	SECRETARY

COUNTERSIGNATURE (WHERE REQUIRED BY LAW)	DATE	COUNTERSIGNATURE LOCATION

WILLIS TOWERS WATSON NORTHEAST INC
75 ARLINGTON STREET
FLOOR 10
BOSTON, MA 02116
1785155

SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM

In consideration of the premium charged, it is hereby understood and agreed that the Declarations are amended as follows:

1. To delete the stated **SCHEDULE OF UNDERLYING COVERAGE** in its entirety and replace it with the following:

SCHEDULE OF UNDERLYING COVERAGE				
	Underlying Insurer	Underlying Policy	Underlying Limit	Underlying Policy Period
*	*Berkshire Hathaway Specialty Insurance Company*	*47-EPF-315882-04*	*$10,000,000 Primary*	*07/01/2024 to 07/01/2025*
	ACE American Insurance Company	*G23656280 017*	*$10,000,000 Excess of $10,000,000*	*07/01/2024 to 07/01/2025*

2. To delete the Definition of "**Followed Policy**" and replace it with the following:

   "**Followed Policy**" means the policy in the Schedule with an "*" at the beginning of its row, but only with respect to the following **Followed Coverage Section(s)**: ALL

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

1785155

ENDORSEMENT# 1

This endorsement, effective at 12:01AM July 1, 2024 forms a part of
Policy number 01-307-65-48
Issued to: All Fidelity Funds

By: National Union Fire Insurance Company of Pittsburgh, Pa.

Product Name: Excess Edge

ECONOMIC SANCTIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

Coverage shall only be provided and payment of loss under this policy shall only be made in full compliance with enforceable United Nations economic and trade sanctions and the trade and economic sanction laws or regulations of the European Union and the United States of America, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT# 2

This endorsement, effective *at 12:01AM July 01, 2024* forms a part of
Policy number: *01-307-65-48*
Issued to: *All Fidelity Funds*

By: *National Union Fire Insurance Company of Pittsburgh, Pa.*

TIE-IN OF LIMITS ENDORSEMENT (ABSOLUTE)

In consideration of the premium charged, it is hereby understood and agreed that the combined Limits of Liability of the **Insurer** for all claims both under this policy's **Limit of Liability**, as set forth in the Declarations of this policy, and also under policy no. 01-307-65-49 issued to All Fidelity Funds c/o FMR LLC by National Union Fire Insurance Company of Pittsburgh, Pa. (or any renewal or replacement of such policy or which succeeds such policy in time) ("**Other Policy**"), shall be $10,000,000.

Accordingly, the **Limit of Liability** for loss under this policy shall be reduced by loss incurred under the **Other Policy** because the Limit of Liability under the **Other Policy** is now part of, and not in addition to, the **Limit of Liability** of this policy as set forth in the Declarations of this policy.

Finally, nothing in this endorsement shall be construed to increase the insurer's Limit of Liability set forth in the Declarations of such **Other Policy** which shall remain the maximum liability of the insurer for all claims under such **Other Policy**, or the **Insurer's Limit of Liability** under this policy as set forth in the Declarations of this policy which shall remain the maximum liability of the **Insurer** for all loss in the aggregate under this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

END 002

ENDORSEMENT# 3

This endorsement, effective 12:01AM July 1, 2024 forms a part of
policy number 01-307-65-48
issued to All Fidelity Funds

by National Union Fire Insurance Company of Pittsburgh, Pa.

POLICYHOLDER ADDRESS AMENDATORY ENDORSEMENT

In consideration of the premium charged, it is hereby understood and agreed that the Declarations are amended to delete the stated "**Policyholder Address**" in its entirety and replace it with the following:

Policyholder Address:	c/o FMR LLC, 88 Black Falcon Ave, First Floor, East Side, Suite 167, Mailzone V7E Boston, MA 02210

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT# 4

This endorsement, effective 12:01AM July 1, 2024 forms a part of
policy number 01-307-65-48
issued to All Fidelity Funds

by National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
103224	02/10	EXCESS DEC AND POLICY - ADMITTED
103496	11/09	SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM
119679	09/15	ECONOMIC SANCTIONS ENDORSEMENT
120236	08/15	TIEIN OF LIMITS ENDORSEMENT (ABSOLUTE)
103428	11/09	POLICYHOLDER ADDRESS AMENDATORY ENDORSEMENT
78859	10/01	FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

CLAIM REPORTING FORM

Issuing Company: National Union Fire Insurance Company of Pittsburgh, Pa.

Reported under Policy/Bond Number: 01-307-65-48 Date: ____________

Type of Coverage: D&O ____ E&O ____ Fidelity ____ (complete the Fidelity Supplemental on the next page)

Insured's Name, as given on Policy Declarations (Face Page):

All Fidelity Funds

Contact Person: ____________

Title: ____________

Phone: (____) ____ - ____ Ext ____

eMail: ____________ @ ____________

Case or Claimant Name: ____________

If the party involved is different from "Insured" Name (as given on Policy Declarations) state relationship:

____

Insurance Broker/Agent: WILLIS TOWERS WATSON NORTHEAST INC

Address: 75 ARLINGTON STREET, FLOOR 10

Address: BOSTON, MA 02116

Contact: MARY COUGHLIN Phone: ____________

eMail: mary.coughlin@willistowerswatson.com

Send Notice of Claims to:

AIG
Financial Lines Claims
P.O. Box 25947
Shawnee Mission, KS 66225

Phone: (888) 602-5246
Fax: (866) 227-1750
Email: c-Claim@AIG.com

CLAIM REPORTING FORM
FIDELITY SUPPLEMENTAL

(Only complete this supplemental if the Claim is being reported under Fidelity Coverage)

Issuing Company: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Reported under Policy/Bond Number: 01-307-65-48

Date of Discovery: ________________ Estimated Amount of loss: ________________

Cause of Loss:

Employee Dishonesty	____	Computer Fraud	____
Funds Transfer	____	Robbery/Burglary	____
ID Theft	____	Forgery	____
Client Property	____	In Transit	____
ERISA	____	Credit Card Forgery	____
Other	____	if Other, describe:	________________

Send Notice Of Claims To:

AIG
Financial Lines Claims
P.O. Box 25947
Shawnee Mission, KS 66225

Phone: (888) 602-5246
Fax: (866) 227-1750
Email: c-Claim@AIG.com

centralized Customer Link and Information Management

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW
Washington DC 20005

INVESTMENT COMPANY BLANKET BOND
(EXCESS)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW
Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1. Name of Insured (the "Insured")
All Fidelity Funds
(as defined in the Primary Bond)

Bond Number
87153324B

Principal Office:
c/o FMR LLC
88 Black Falcon
First Floor, East, Suite 167
Mailzone V7E
Boston, MA 02210

Mailing Address:
Willis Towers Watson Northeast, Inc.
75 Arlington Street, Floor 10
Boston, MA 02116

Item 2. Bond Period: from 12:01 a.m. on July 1, 2024, to 12:01 a.m. on July 1, 2025, or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability--

	LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT [1]
A--FIDELITY	$10,000,000	$30,000,000
B--ON PREMISES	$10,000,000	$30,000,000
C--INTRANSIT	$10,000,000	$30,000,000
D--FORGERY OR ALTERATION	$10,000,000	$30,000,000
E--SECURITIES	$10,000,000	$30,000,000
F--COUNTERFEIT CURRENCY	$10,000,000	$30,000,000
I--COMPUTER SYSTEMS	$10,000,000	$30,000,000
J--CUSTOMER VOICE INITIATED TRANSFERS	$10,000,000	$30,000,000
K--TELEFACSIMILE TRANSFER FRAUD	$10,000,000	$30,000,000

[1] Plus the applicable deductible of the Primary Bond

Item 4.

4(A) Primary Bond No. 1:

Company: Berkshire Hathaway Specialty Insurance
Bond Number: 47-EPF-315882-04
Limit of Liability: $10,000,000

4(B) First Excess Bond:

Company:	Federal Insurance Company
Bond Number:	82484869
Limit of Liability:	$10,000,000 excess of $10,000,000

4(C) Second Excess Bond:

Company:	National Union Fire Insurance Company of Pittsburgh, Pa.
Policy Number:	01-307-65-48
Limit of Liability:	$10,000,000 excess of $20,000,000

Item 5. The liability of ICI Mutual Insurance Company, a Risk Retention Group (the "Underwriter") is subject to the terms of the following Riders attached hereto:

Riders: 1

and of all Riders applicable to this bond issued during the Bond Period.

By: [signature]
Authorized Representative

By: Catherine Dalton
Authorized Representative

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group ("Underwriter"), in consideration of the required premium, and in reliance on the application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations of this bond, agrees to indemnify the Insured for loss, discovered during the Bond Period, which would otherwise have been paid under the **Primary Bond** but for the fact that the loss exceeds the limit of liability of such Primary Bond. Coverage under this bond shall follow the terms and conditions of the **Primary Bond,** except with respect to:

a. Any coverage exceptions specified by riders attached to this bond;

b. The deductible amounts and limits of liability as stated in ITEM 3. of the Declarations; and

c. The General Agreements, Provisions, Conditions and Limitations set forth herein.

GENERAL AGREEMENTS

A. CHANGE OR MODIFICATION OF PRIMARY BOND

If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the Underwriter as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the Underwriter may request. There shall be no coverage under this bond for any loss arising from or in any way related to such change or modification until such time as the Underwriter is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

B. LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured (except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor.) As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of

any judgment against the Insured in or settlement of any suit or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, RRG, 1401 H St. NW, Washington, DC 20005, with an electronic copy to LegalSupport@icimutual.com.

PROVISIONS, CONDITIONS AND LIMITATIONS

SECTION 1. DEFINITIONS

a. **Deductible Amount** means the amount stated in ITEM 3. of the Declarations, applicable to each Single Loss. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any **Underlying Bond(s)**, including the insolvency or dissolution of any Insurer providing coverage under any **Underlying Bond(s)**.

b. **Primary Bond** means the bond scheduled in ITEM 4. of the Declarations or any bond that may replace or substitute for such bond.

c. **Single Loss** means:

(1) all loss resulting from any one actual or attempted theft committed by one person, or

(2) all loss caused by any one act (other than a theft or a dishonest or fraudulent act) committed by one person, or

(3) all loss caused by dishonest or fraudulent acts committed by one person, or

(4) all expenses incurred with respect to any one audit or examination, or

(5) all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

d. **Underlying Bond** means the **Primary Bond** and all other insurance coverage referred to in ITEM 4. of the Declarations.

SECTION 2. SINGLE LOSS LIMIT OF LIABILITY

The Underwriter’s liability for each **Single Loss** shall not exceed the Limit of Liability as stated in ITEM 3. of the Declarations.

SECTION 3. DISCOVERY

For all purposes under this bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1) becomes aware of facts, or

(2) receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that loss covered by this bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 4. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this bond may have against another named Insured under this bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 5. COOPERATION OF INSURED

At the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall:

a. submit to examination by the Underwriter and subscribe to the same under oath, and

b. produce for the Underwriter’s examination all pertinent records, and

c. cooperate with the Underwriter in all matters pertaining to the loss.

The Insured shall execute all papers and render assistance to secure for the Underwriter the rights and causes of action provided for under this bond. The Insured shall do nothing after loss to prejudice such rights or causes of action.

SECTION 6. TERMINATION

The Underwriter may terminate this bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this bond is terminated as to any investment company registered under the Investment Company Act of 1940, to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this bond as to any investment company registered under the Investment Company Act of 1940, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This bond will terminate as to any Insured entity that is not an investment company registered under the Investment Company Act of 1940 immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this bond is terminated by the Insured or pro rata if this bond is terminated by the Underwriter.

Upon the detection by any Insured that an employee (as defined in the **Primary Bond**) has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such employee from a position that may enable such employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such employee, becomes aware that the employee has committed any dishonest or fraudulent act(s) or theft.

This bond shall terminate as to any employee (as defined in the **Primary Bond**) by written notice from the Underwriter to each Insured and, if such employee is an employee of an Insured investment company registered under the Investment Company Act of 1940, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 7. CONFORMITY

If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

SECTION 8. CHANGE OR MODIFICATION

This bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity (or the equivalent insuring agreement) of the Primary Bond in a manner which adversely affects the rights of an Insured investment company registered under the Investment Company Act of 1940 shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured investment company registered under the Investment Company Act of 1940 affected thereby.

SECTION 9. DEDUCTIBLE AMOUNT; LIMIT OF LIABILITY

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from the **Primary Bond** or from any other bond, suretyship or insurance policy), shall exceed the applicable **Deductible Amount**; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and other agreements, provisions, conditions and limitations of this bond.

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the

applicable **Deductible Amount** and the other agreements, provisions, conditions and limitations of this bond.

SECTION 10. COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND
(EXCESS BOND)

RIDER NO. 1

INSURED		BOND NUMBER
All Fidelity Funds		**87153324B**
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
July 1, 2024	**July 1, 2024 to July 1, 2025**	Catherine Dalton

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group ("ICI Mutual"), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the "Act"). The Act establishes a federal insurance backstop under which ICI Mutual and these other insurers may be partially reimbursed by the United States Government for future **"insured losses"** resulting from certified **"acts of terrorism."** (Each of these **bolded terms** is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified **"acts of terrorism"** may be partially reimbursed by the United Sates government under a formula established by the Act. Under this formula, the United States government would generally reimburse ICI Mutual for the Federal Share of Compensation of ICI Mutual's **"insured losses"** in excess of ICI Mutual's **"insurer deductible"** until total **"insured losses"** of all participating insurers reach $100 billion (the "Cap on Annual Liability"). If total **"insured losses"** of all property and casualty insurers reach the Cap on Annual Liability in any one calendar year, the Act limits U.S. Government reimbursement and provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this Bond may be reduced as a result.

This Bond has no express exclusion for **"acts of terrorism."** However, coverage under this Bond remains subject to all applicable terms, conditions, and limitations of the Bond (including exclusions) that are permissible under the Act.

The portion of the premium that is attributable to any coverage potentially available under the Bond for **"acts of terrorism"** is one percent (1%) and does not include any charges for the portion of loss that may be covered by the U.S. Government under the Act

As used herein, "Federal Share of Compensation" shall mean 80% beginning on January 1, 2020.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ALLIED WORLD ASSURANCE COMPANY, AG

APEX

ALL PRODUCTS EXCESS FOLLOW FORM POLICY

POLICY: C014840/014
RENEWAL OF: C014840/013

DECLARATIONS

ITEM 1:	COMPANY:	All Fidelity Funds
	ADDRESS:	c/o FMR LLC 88 Black Falcon Ave 1st Floor, East Side, Suite 167, Mailzone V7E Boston, MA 02210
ITEM 2:	POLICY PERIOD:	From: July 1, 2024 To: July 1, 2025 (12:01 a.m. Standard Time at the address stated in Item 1)
ITEM 3:	LIMIT OF LIABILITY:	USD 10,000,000 aggregate for all coverages combined (including Defense Costs)
	EXCESS OF TOTAL UNDERLYING LIMITS OF:	USD 40,000,000
ITEM 4:	FOLLOWED POLICY:	
	Issued By:	Berkshire Hathaway Specialty Insurance Company
	Policy No.:	47-EPF-315882-04
	Limit of Liability:	USD 10,000,000
	Policy Period:	July 1, 2024 to July 1, 2025 (12:01 a.m. Standard Time at the address stated in Item 1)
ITEM 5:	PENDING OR PRIOR LITIGATION DATE:	N/A
ITEM 6:	PREMIUM:	USD 41,300
ITEM 7:	A. EXTENDED REPORTING PERIOD PREMIUM:	Per the Followed Policy.
	B. EXTENDED REPORTING PERIOD:	Per the Followed Policy.

ITEM 8: ADDRESS OF INSURER FOR ALL NOTICES UNDER THIS POLICY:

A. Claim-Related Notices:
ALLIED WORLD ASSURANCE COMPANY, AG
ATTN: CLAIMS DEPARTMENT
27 RICHMOND ROAD
PEMBROKE HM 08, BERMUDA
Via e-mail to: AWAC.FinancialClaims@awac.com

B. All Other Notices:
ALLIED WORLD ASSURANCE COMPANY, AG
ATTN: PROFESSIONAL LIABILITY UNDERWRITING
27 RICHMOND ROAD
PEMBROKE HM 08, BERMUDA

ITEM 9: ENDORSEMENT(S):

- APEX 0032 – Amend Choice of Law Clause
- APEX 0056 – Tie-In of Limits Endorsement
- APEX 0077 – Economic & Trade Sanctions Clause

BROKER: Willis (Bermuda) Limited

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed on the Declarations Page by a duly authorized representative of the Insurer.

Authorized Representative

ALLIED WORLD
A FAIRFAX Company

ALLIED WORLD ASSURANCE COMPANY, AG

APEX

ALL PRODUCTS EXCESS FOLLOW FORM POLICY

In consideration of premium paid, and in reliance upon all statements made in the application for this Policy and the Followed Policy, which shall be deemed to be attached to and made a part of this Policy, and subject to all terms, conditions and limitations set forth herein and therein, Allied World Assurance Company, AG (herein referred to as the "Insurer") agrees as follows:

I. INSURING CLAUSE

The Insurer shall pay the Insured, as defined in the Followed Policy, for Loss by reason of depletion by payments of all applicable underlying limits by either the Underlying Insurers or the Insureds or any insurer of a difference-in-conditions policy that is excess of this Policy, subject to:

A. the terms and conditions of the Followed Policy as in effect on the inception date of this Policy;

B. the Limit of Liability as set forth in Item 3 of the Declarations; and

C. the terms and conditions of, and the endorsements attached to, this Policy.

In no event shall this Policy provide coverage broader than that provided by the Followed Policy, unless such broader coverage is specifically agreed to in writing by the Insurer.

II. TERMS AND CONDITIONS

A. DEFINITIONS

Terms defined in the Followed Policy are used in this Policy with the meaning assigned to them in the Followed Policy, except as otherwise indicated herein.

"Underlying Insurers" means the insurer(s) that have issued the Underlying Policies.

"Underlying Policies" means the underlying policies that provide the Total Underlying Limits as set forth in Item 3 of the Declarations.

B. PUNITIVE DAMAGES COVERAGE

This Policy shall cover punitive damages to the same extent punitive damages are covered under the Followed Policy; provided, however, that if the Followed Policy coverage for punitive damages is solely contingent on the insurability of such damages under applicable law, then this Policy shall provide coverage for punitive damages.

C. LOSS PROVISIONS

1. This Policy shall follow the notice of claim provisions of the Followed Policy, except as stated otherwise herein.

2. Notice under this Policy shall be given to the Insurer at the address indicated in Item 8 of the Declarations.

3. The Insured shall give the Insurer such information, assistance and cooperation as the Insurer may reasonably request and as shall be in the Insured's power to give and shall do nothing intentional that may prejudice the Insurer's position or potential rights of recovery. An Insured's failure to comply with the foregoing will not impair coverage for any other Insured.

4. The Insurer shall not be bound by the claim or loss decisions made by any other insurer. Only those settlements, stipulated judgments and Defense Costs which have been consented to by the Insurer, which consent shall not be unreasonably withheld, shall be recoverable as Loss under the terms of this Policy. The Insurer shall be entitled to effectively associate in the defense and the negotiation of any settlement of any claim that appears likely to involve this Policy.

D. FOLLOWING FORM

1. This Policy, except as stated otherwise herein, is subject to all terms, conditions, exclusions and limitations of the Followed Policy in all respects as in effect on the inception date of this Policy. The Insured shall furnish to the Insurer all proposed rewrites or changes by endorsement or otherwise to the Followed Policy as soon as practicable. If during the Policy Period any change is made to the terms, conditions, exclusions or limitations of the Followed Policy, the Insured shall provide the Insurer with the full particulars thereof. The Insured agrees that this Policy shall not be changed without the prior written consent of the Insurer.

2. In the event of the reduction of the limits of liability of the Underlying Policy(ies) solely as a result of payment of losses thereunder by the Underlying Insurers and/or the Insureds and/or any insurer of a difference-in-conditions policy that is excess of this Policy, this Policy shall, subject to the Limit of Liability set forth in Item 3 of the Declarations and to the other terms and conditions of this Policy, continue to apply for subsequent losses as excess insurance over the amount of insurance remaining under such Underlying Policy(ies). In the event of the exhaustion of all of the limits of liability

of such Underlying Policy(ies) solely as a result of payment of losses thereunder by the Underlying Insurers and/or the Insureds and/or any insurer of a difference-in-conditions policy that is excess of this Policy, the remaining limits available under this Policy shall, subject to the Limit of Liability set forth in Item 3 of the Declarations and to the other terms and conditions of this Policy, continue for subsequent losses as primary insurance and any retention specified in the Followed Policy shall be imposed under this Policy.

3. The Insurer's obligations under this Policy shall not be increased, expanded or otherwise changed, nor shall this Policy drop down, for any reason including the existence of any State Amendatory or a sub-limit of liability in any Underlying Policy or the receivership, insolvency, or inability or refusal to pay of any Underlying Insurer or the cancellation of any Underlying Policy.

   The risk of uncollectability of any underlying insurance (in whole or in part) whether because of the financial impairment or insolvency of an Underlying Insurer, the cancellation of any Underlying Policy(ies), the application of any underlying sub-limit of liability or differing terms and conditions or for any other reason is expressly retained by the Insureds and is not in any way or under any circumstances insured or assumed by the Insurer. In the event a State Amendatory or a sub-limit of liability exists in any Underlying Policy, any payments of loss by an Underlying Insurer that are subject to such an amendatory or sub-limit shall be deemed to apply toward exhaustion of the limits of liability of the Underlying Policy for purposes of coverage under this Policy.

E. CANCELLATION OF UNDERLYING POLICY

The Insured shall give notice to the Insurer as soon as practicable of the cancellation of any Underlying Policy.

F. ARBITRATION

Any and all disputes arising under or relating to this Policy, including its formation and validity, and whether between the Insurer and the Insured or any person or entity deriving rights through or asserting rights on behalf of the Insured, shall be finally and fully determined by an arbitration conducted in Hamilton, Bermuda or London, England or Toronto, Canada. The Insured shall have the right to reject the Insurer's choice of the arbitration venue prior to its commencement, in which case the Insured's choice of the arbitration venue shall control. The arbitration shall be conducted under the provisions of The Bermuda International Conciliation and Arbitration Act of 1993 (exclusive of the Conciliation Part of such Act), as may be amended and supplemented, by an Arbitration Board composed of three arbitrators to be selected for each controversy as follows:

Either party to the dispute, once a claim or demand on its part has been denied or remains unsatisfied for a period of twenty (20) calendar days by the other party, may notify the other party of its desire to arbitrate the matter in dispute and at the time of such notification the party desiring arbitration shall notify the other party of the name of the arbitrator selected by it. The other party who has been so notified shall within

twenty (20) calendar days thereafter select an arbitrator and notify the party desiring arbitration of the name of such second arbitrator. If the party notified of a desire for arbitration shall fail or refuse to nominate the second arbitrator within twenty (20) calendar days following the receipt of such notification, the party who first served notice of a desire to arbitrate will, within an additional period of twenty (20) calendar days, apply to the Supreme Court of Bermuda or a comparable court in London, England or Toronto, Canada for the appointment of the second arbitrator and in such a case the arbitrator appointed by any such court shall be deemed to have been nominated by the party who failed to select the second arbitrator. The two arbitrators, chosen as above provided, shall within twenty (20) calendar days after the appointment of the second arbitrator choose a third arbitrator. Upon acceptance of the appointment by said third arbitrator, the Arbitration Board for the controversy in question shall be deemed fixed.

The Arbitration Board shall fix, by a notice in writing to the parties involved, a reasonable time and place for the hearing and may in said written notice or at the time of the commencement of said hearing, at the option of said Arbitration Board, prescribe reasonable rules and regulations governing the course and conduct of said hearing.

Any Insured who is a party to the arbitration has the right, in his or her sole and absolute discretion, to present testimony and to submit to questions during the proceedings by live video conference rather than appearing in person. An Insured may also direct any non-party witness testifying on his or her behalf to testify by live video conference. Such testimony shall otherwise in all respects conform with the evidentiary rules agreed to by the parties. The Insured shall exercise this right by providing the Insurer with written notice of such intent at least thirty (30) days prior to the commencement of the first arbitration hearing. Such notice must include the names of all individuals who will testify via video conference.

The Board, shall, within ninety (90) calendar days following the conclusion of the hearing, render a decision on the matter or matters in controversy in writing and shall cause a copy thereof to be served on all parties thereto. The Board’s decision shall include an express acceptance or rejection of each coverage position asserted by the Insurer during the arbitration. In case the Board fails to reach a unanimous decision, the decision of the majority of the members of the Board shall be deemed to be the decision of the Board.

Each party shall bear the expense of its own arbitrator and the Insureds shall bear the cost of utilizing a video conferencing system, if applicable. The remaining costs of the arbitration shall be borne equally by the parties to such arbitration. However, if the Board’s decision rejects all of the coverage positions asserted by the Insurer during the arbitration, the Insurer shall promptly pay to or on behalf of the Insured all attorneys’ fees, expert fees and all other costs and expenses incurred by the Insured in the arbitration. The Insurer’s liability for such amounts shall be in addition to, and not part of, the applicable Limit of Liability of this Policy as stated in Item 3 of the Declarations.

All awards made by the Arbitration Board shall be final and no right of appeal shall lie from any award rendered by the Arbitration Board. The parties agree that the Supreme Court of

Bermuda or a comparable court in London, England or Toronto, Canada: (i) shall not grant leave to appeal any award based upon a question of law arising out of the award; (ii) shall not grant leave to make an application with respect to an award; and (iii) shall not assume jurisdiction upon any application by a party to determine any issue of law arising in the course of the arbitration proceeding, including but not limited to whether a party has been guilty of fraud.

All awards made by the Arbitration Board may be enforced in the same manner as a judgment or order from the Supreme Court of Bermuda or a comparable court in London, England or Toronto, Canada and judgment may be entered pursuant to the terms of the award by leave from any such court.

No person or organization shall have any right under this Policy to join the Insurer as a party to any action against the Insured to determine the Insured's liability, nor shall the Insurer be impleaded by the Insured or their legal representatives.

The Insurer and the Insured agree that in the event that claims for indemnity or contribution are asserted in any action or proceeding against the Insurer by any of the Insured's other insurers in a jurisdiction or forum other than that set forth in this clause, the Insured will in good faith take all reasonable steps requested by the Insurer to assist the Insurer in obtaining a dismissal of these claims (other than on the merits).

The Insured will, without limitation, undertake to the court or other tribunal to reduce any judgment or award against such other insurers to the extent that the court or tribunal determines that the Insurer would have been liable to such insurers for indemnity or contribution pursuant to this Policy. The Insured shall be entitled to assert claims against the Insurer for coverage under this Policy including, without limitation, for amounts by which the Insured reduced judgment against such other insurers in respect of such claims for indemnity or contribution, in an arbitration between the Insurer and the Insured pursuant to this clause; provided, however, that the Insurer in such arbitration in respect of such reduction of any judgment shall be entitled to raise any defenses under this Policy and any other defenses (other than jurisdictional defenses) as it would have been entitled to raise in the action or proceeding with such insurers.

G. CHOICE OF LAW

This Policy shall be construed and enforced in accordance with the law applicable to the Followed Policy without regard to conflict of laws principles (with the exception of the procedural law required by paragraph F above), and except insofar as such laws may prohibit payment hereunder in respect of punitive damages; provided, however, that, notwithstanding any legal principles to the contrary, the warranties, terms, conditions, exclusions and limitations of this Policy are to be construed in an evenhanded fashion between the Insured and the Insurer.

A FAIRFAX Company

ENDORSEMENT NO: **1**
This endorsement, effective: July 1, 2024
forms a part of policy number: C014840/014
Issued to: All Fidelity Funds
by: Allied World Assurance Company, AG

AMEND CHOICE OF LAW CLAUSE

It is understood and agreed that Clause II, TERMS AND CONDITIONS, is amended by deleting paragraph G., CHOICE OF LAW, in its entirety and replacing it with the following:.

G. CHOICE OF LAW

This Policy shall be construed and enforced in accordance with the law applicable to the Followed Policy without regard to conflict of laws principles (with the exception of the procedural law required by paragraph F above), and except insofar as such laws may prohibit payment hereunder in respect of punitive damages.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

ENDORSEMENT NO: 2
This endorsement, effective: July 1, 2024
forms a part of policy number: C014840/014
Issued to: All Fidelity Funds
by: Allied World Assurance Company, AG

TIE-IN OF LIMITS ENDORSEMENT

It is understood and agreed that the Insurer's combined and maximum Limit of Liability under this Policy and the Related Policy (as defined below) shall be USD 10,000,000. Therefore, this Policy's Limit of Liability shall be reduced in an amount equal to any payments made for any Claim or other matters under the Related Policy.

This endorsement does not serve to increase the Limit of Liability of this Policy or the Related Policy.

"Related Policy" means the following policy:

Policy Number: C014841/014
Insurer: Allied World Assurance Company, AG
Insured: All Fidelity Funds
Policy Period: July 1, 2024 to July 1, 2025

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

ALLIED WORLD
A FAIRFAX Company

ENDORSEMENT NO:	**3**
This endorsement, effective:	July 1, 2024
forms a part of policy number:	C014840/014
Issued to:	All Fidelity Funds
by:	Allied World Assurance Company, AG

ECONOMIC AND TRADE SANCTIONS CLAUSE

In consideration of the payment of the premium, the parties understand and agree that the Policy is amended by adding the following condition:

ECONOMIC AND TRADE SANCTIONS

The Insurer shall not be deemed to provide cover nor be liable to pay any claim or provide any benefit under this Policy to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the Insurer to any sanction, prohibition or restriction, including under United Nations resolutions, or the trade or economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

QBE Insurance Corporation
55 Water Street, New York, NY 10041

Home Office: co C/T Corporation System, 116 Pine Street, Suite 320, Harrisburg, PA 17101

EXCESS INSURANCE POLICY DECLARATIONS

THIS POLICY IS A CLAIMS MADE POLICY AND COVERS ONLY CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY TO PAY JUDGMENTS OR SETTLEMENT AMOUNTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY PAYMENT OF DEFENSE COSTS. PLEASE READ THIS POLICY CAREFULLY.

Item 1: Named Insured: All Fidelity Funds
Mailing Address: C/O FMR LLC 88 Black Falcon Ave, 1st FL East Side, Suite 167, Mailzone V7E Boston, MA 02210

Item 2: Policy Period
From: July 01, 2024 To: July 01, 2025
At 12:01 A.M. Standard Time at the mailing address stated in Item 1

Item 3: Limit of Liability
A. $10,000,000 any one Claim
B. $10,000,000 in the aggregate

Item 4: A. Followed Policy
Insurer: Berkshire Hathaway Specialty Insurance Company
Policy Number: 47-EPF-315882-04
Limits of Liability: $10,000,000/$10,000,000
Policy Period: July 01, 2024 to July 01, 2025

B. Underlying Insurance: See Schedule of Underlying Insurance

Item 5: Premium and Applicable Charges
Premium:$39,000.00

Item 6: A. Notice to Insurer of a Claim or circumstance:

QBE Insurance Corporation
Attn: The Claims Manager
55 Water Street
New York, NY 10041
1-877-772-6771
professional.liability.claims@us.qbe.com

B. All Other Notices to Insurer:

QBE Insurance Corporation
Attn: Underwriting
55 Water Street
New York, NY 10041
1-877-772-6771
mlpladmin@us.qbe.com

In witness whereof, the Insurer has caused this Policy to be executed, but it shall not be valid unless also signed by a duly authorized representative of the Insurer.

Julie Wood
President

Mark Pasko
Secretary

July 16, 2024
Date

EXCESS INSURANCE POLICY

I. INSURING CLAUSE

The Insurer shall provide insurance coverage in accordance with the same terms, conditions and limitations of the **Followed Policy**, including those involving policy termination, representations and severability, notice and extended reporting period, and in accordance with the terms and conditions set forth herein.

II. GENERAL CONDITIONS

The conditions set forth in this Section **II. GENERAL CONDITIONS** are in addition to those set forth in the **Followed Policy**, and are specific to the coverage provided by this Policy.

(a) Coverage under this Policy shall attach only after exhaustion of the limits of liability of the **Underlying Insurance**. The Insurer shall recognize monetary contribution by or on behalf of an Insured to such exhaustion of the limits of liability of the **Underlying Insurance**.

(b) The limits of liability set forth in Item 3 of the Declarations represent the maximum amount payable under this Policy during the Policy Period for any one Claim and in the aggregate.

(c) If the limits of liability of the **Underlying Insurance** are reduced, this Policy shall continue in force as excess insurance for the remaining amount of the limits of liability of the **Underlying Insurance.** If the limits of liability of the **Underlying Insurance** are exhausted, this Policy shall continue in force as primary insurance, subject to any applicable retention.

(d) The Policy does not provide excess insurance above any sub-limit of liability available under any **Underlying Insurance**, unless the Insurer has agreed to provide such excess coverage by separate endorsement to this Policy. However, where payment of amounts subject to a sublimit erode or reduce the limits of liability of the **Underlying Insurance**, this Policy shall recognize such erosion or reduction of the limits of liability of the **Underlying Insurance**.

(e) All notices to the Insurer shall be sent to the applicable address set forth in Item 6 of the Declarations.

(f) The Insurer may elect to effectively associate in the investigation, settlement or defense of any claim reasonably likely to be covered under this Policy.

(g) Any change in or modification to **Underlying Insurance** or this Policy or assignment of interest under this Policy must be agreed to in writing by Insurer, and in no event shall any such change, modification or assignment affect this Policy's excess position or attachment point.

III. EXCESS POLICY DEFINITIONS

Any term used in this Policy that is defined in the **Followed Policy** shall have the same meaning as assigned to such term in the **Followed Policy**.

(a) **Followed Policy** means the insurance policy set forth in Item 4A. of the Declarations.

(b) **Underlying Insurance** means the **Followed Policy** and any other insurance policies set forth in Item 4B. of the Declarations.

SCHEDULE OF UNDERLYING INSURANCE

1.	Insurer:	Federal Insurance Company
	Bond No.	82484869
	Bond Period:	From: July 01, 2024 To: July 01, 2025
	Single Loss Limit of Liability:	$10,000,000 excess of $10,000,000
	Aggregate Limit of Liability:	$10,000,000 excess of $10,000,000
2.	Insurer:	National Union Fire Insurance Company of Pittsburgh, Pa.
	Bond No.	01-307-65-48
	Bond Period:	From: July 01, 2024 To: July 01, 2025
	Single Loss Limit of Liability:	$10,000,000 excess of $20,000,000
	Aggregate Limit of Liability:	$10,000,000 excess of $20,000,000
3.	Insurer:	ICI Mutual Insurance Company
	Bond No.	87153324B
	Bond Period:	From: July 01, 2024 To: July 01, 2025
	Single Loss Limit of Liability:	$10,000,000 excess of $30,000,000
	Aggregate Limit of Liability:	$10,000,000 excess of $30,000,000
4.	Insurer:	Allied World Assurance Company, AG
	Bond No.	C014840/014
	Bond Period:	From: July 01, 2024 To: July 01, 2025
	Single Loss Limit of Liability:	$10,000,000 excess of $40,000,000
	Aggregate Limit of Liability:	$10,000,000 excess of $40,000,000

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ABSOLUTE TIE-IN OF LIMITS ENDORSEMENT

Parent Company:	All Fidelity Funds
Policy Number:	130005116
Endorsement Number:	001
Effective Date of Endorsement:	July 01, 2024
Name of Insurer:	QBE Insurance Corporation

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

It is hereby agreed that notwithstanding any in this Policy to the contrary, in the event any Claim is covered, in whole or in part, by this Policy and the policy with policy #: 130005115 issued by QBE Insurance Corporation, the maximum Limit of Liability of the Insurer with respect to coverage for such Claim under both policies combined shall be the lesser of $10,000,000 or the total remaining aggregate limit of liability of both policies combined.

All other terms and conditions of this Policy remain unchanged.

Notice to Policyholders
U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")

NO COVERAGE IS PROVIDED BY THIS POLICYHOLDER NOTICE NOR CAN IT BE CONSTRUED TO REPLACE ANY PROVISIONS OF YOUR POLICY. YOU SHOULD READ YOUR POLICY AND REVIEW YOUR DECLARATIONS PAGE FOR COMPLETE INFORMATION ON THE COVERAGES YOU ARE PROVIDED.

THIS NOTICE PROVIDES INFORMATION CONCERNING POSSIBLE IMPACT ON YOUR INSURANCE COVERAGE DUE TO DIRECTIVES ISSUED BY OFAC.

PLEASE READ THIS NOTICE CAREFULLY

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

As "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site - http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

TRAVELERS
PO Box 2950
Hartford, CT 06104-2950

October 15, 2024

All Fidelity Funds
c/o FMR LLC
88 Black Falcon, First Floor, East Side, Suite 167, Mailzone V7E
BOSTON, MA 02210

Re: Important Information about **Claims Information Line**

Dear All Fidelity Funds

Travelers Bond & Specialty Insurance is pleased to announce its **1-800-842-8496** Claims Information Line. This line is designed to provide insureds with an additional resource on how to report claims or those circumstances or events which may become claims.

Policyholders will be able to obtain assistance on the following topics from the Claims Information Line:

- The information that needs to be included with the claim notice
- The address, electronic mail address and/or facsimile number to which the policyholder can send claims related information
- Get questions on the claim process answered

The Declarations Page of your policy sets forth where you should report claims and claims related information. You should also review the policy's reporting requirements to be aware of how much time you have to report a claim to Travelers. The sooner Travelers is notified, the sooner we can become involved in the process and offer assistance to our policyholder. A delay in reporting may result in all or part of a matter to fall outside of the coverage provided.

The Claims Information Line should streamline the claim reporting process and allow policyholders to ask questions on what information is needed as well as other questions which will assist them in working with Travelers. While the Claims Information Line provides policyholders a valuable resource by answering questions and providing information, the line does not replace the reporting requirements contained in the Policy.

We hope this improvement to customer service is something our policyholders will find helps them understand the claim process and provides them a resource for reporting.

This notice provides no coverage, nor does it change any policy terms. To determine the scope of coverage and the insured's rights and duties under the policy, read the entire policy carefully. For more information about the content of this notice, the insured should contact their agent or broker. If there is any conflict between the policy and this notice, the terms of the policy prevail.

Independent Agent And Broker Compensation Notice

For information on how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website: www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html.

Or write or call:

Travelers, Agency Compensation
One Tower Square
Hartford, Connecticut 06183

(866) 904.8348

TRAVELERS

SelectOne+®

Excess Bond Coverage Declarations

POLICY NO. 106547262

Travelers Casualty and Surety Company of America

Hartford, Connecticut

(A Stock Insurance Company, herein called the Company)

ITEM 1 THE COMPANY ISSUES THIS EXCESS BOND COVERAGE TO:

NAMED INSURED:
All Fidelity Funds

Principal Address:
c/o FMR LLC
88 Black Falcon, First Floor, East Side, Suite 167, Mailzone V7E
BOSTON, MA 02210

(herein called Insured).

ITEM 2 EXCESS BOND COVERAGE PERIOD:

The Excess Bond Coverage Period shall be effective at:

Inception Date: **July 01, 2024** Expiration Date: **July 01, 2025**
12:01 A.M on standard time both dates at the Principal Address stated in ITEM 1, subject to **SECTION 5. EXCESS BOND COVERAGE PERIOD** of the ***TERMS, CONDITIONS AND LIMITATIONS*** of this Excess Bond Coverage.

ITEM 3 ALL NOTICES OF CLAIM OR LOSS MUST BE SENT TO THE COMPANY BY EMAIL, FACSIMILE, OR MAIL AS SET FORTH BELOW:

Email: BSIclaims@travelers.com

Fax: 1-888-460-6622

Mail: Travelers Bond & Specialty Insurance Claim
P.O. Box 2989
Hartford, CT 06104-2989

Overnight Mail: Travelers Bond & Specialty Insurance Claim
One Tower Square, MN06
Hartford, CT 06183

For questions related to claim reporting or handling, please call 1-800-842-8496.

ITEM 4 LIMIT OF INSURANCE:

A.	**SINGLE LOSS LIMIT OF INSURANCE:**	**$10,000,000**
B.	**AGGREGATE LIMIT OF INSURANCE:**	**Not Applicable**

ITEM 5 SCHEDULE OF UNDERLYING INSURANCE:

	Bond or Policy Number	Bond or Policy Period	Single Loss Limit of Insurance	Aggregate Limit of Insurance	Single Loss Deductible
A. Issuer of Primary Bond or Policy					
Berkshire Hathaway Specialty Insurance Company	**47-EPF-315882-04**	**07/01/2024 to 07/01/2025**	**$10,000,000**	**N/A**	**$400,000**
B. Other Underlying Insurers					
ACE American Insurance Company	**82484869**	**07/01/2024 to 07/01/2025**	**$10,000,000**	**N/A**	**N/A**
National Union Fire Insurance Company of Pittsburgh, Pa	**01-307-65-48**	**07/01/2024 to 07/01/2025**	**$10,000,000**	**N/A**	**N/A**
ICI Mutual Insurance Company	**87153324B**	**07/01/2024 to 07/01/2025**	**$10,000,000**	**N/A**	**N/A**
Allied World Assurance Company (US) Inc.	**C014840/014**	**07/01/2024 to 07/01/2025**	**$10,000,000**	**N/A**	**N/A**
QBE Insurance Corporation	**130005116**	**07/01/2024 to 07/01/2025**	**$10,000,000**	**N/A**	**N/A**

C. TOTAL AMOUNT OF UNDERLYING SINGLE LOSS LIMIT OF INSURANCE:

The total amount of Underlying Single Loss Limit of Insurance is **$60,000,000** plus any Single Loss Deductible under the Bond or Policy identified in ITEM 5 A. of the Declarations of this Excess Bond Coverage

D. TOTAL AMOUNT OF UNDERLYING AGGREGATE LIMIT OF INSURANCE EACH EXCESS BOND COVERAGE PERIOD:

The total amount of Underlying Aggregate Limit of Insurance each Excess Bond Coverage Period is **Not Applicable** plus any Single Loss Deductible under the Bond or Policy identified in ITEM 5 A. of the Declarations of this Excess Bond Coverage

ITEM 6 SUBJECT TO THE DECLARATIONS, *INSURING AGREEMENT, TERMS, CONDITIONS AND LIMITATIONS*, AND ENDORSEMENTS OF THIS EXCESS BOND COVERAGE AND AS EXCEPTED BELOW, THIS EXCESS BOND COVERAGE FOLLOWS THE FORM OF:

Insurer's Name: **Berkshire Hathaway Specialty Insurance Company**
Bond or Policy Number: **47-EPF-315882-04**
Policy Period: From: **July 01, 2024** To: **July 01, 2025**
Except as provided below:

None

ITEM 7	**PREVIOUS BONDS OR POLICIES:**
	The Insured, by acceptance of this Excess Bond Coverage, gives notice to the Company canceling or terminating prior bond or policy numbers:
	Not Applicable
	such cancellation or termination to be effective as of the time this bond becomes effective.
ITEM 8	**FORMS AND ENDORSEMENTS ATTACHED AT ISSUANCE:**
	XSB-3001-0112; XSB-7009-0112

PRODUCER INFORMATION:
WTW NORTHEAST INC
75 ARLINGTON ST FL 10
BOSTON, MA 02116

____

Countersigned By

IN WITNESS WHEREOF, the Company has caused this policy/bond to be signed by its authorized officers.

President

Corporate Secretary

INSURING AGREEMENT

IN CONSIDERATION of the payment of an agreed premium, and in reliance upon completeness and accuracy of the statements and disclosures made to the Company and any issuer of Underlying Insurance by application, including all attachments, subject to the Declarations, Insuring Agreements, Terms, Conditions And Limitations, and Endorsements of this Excess Bond Coverage, this Excess Bond Coverage is subject to the same Insuring Agreements, Terms, Conditions And Limitations, and Endorsements as provided by the Bond or Policy identified in ITEM 6 of the Declarations of this Excess Bond Coverage. In no event shall this Excess Bond Coverage provide broader coverage than would be provided by the most restrictive Underlying Insurance.

This Excess Bond Coverage is not subject to the same premium or the Limit of Insurance of the Bond or Policy identified in ITEM 6 of the Declarations.

TERMS, CONDITIONS AND LIMITATIONS

SECTION 1. UNDERLYING COVERAGE

A. The Insured(s) shall notify the Company in writing, as soon as practicable, of a failure to maintain in full force and effect, without alteration, the coverage and provisions of the Bond(s) or Policy(ies) identified in ITEM 5 A. and B. of the Declarations.

B. In the event there is no recovery available to the Insured as a result of the insolvency of any Underlying Insurer or the Insured's failure to comply with the maintenance of any Underlying Insurance, the coverage hereunder shall apply as excess of the amount of all Underlying Insurance plus the amount of any applicable deductible to the same extent as if the Underlying Insurance were maintained in full force and effect.

C. If the coverage and provisions of the Bond or Policy identified in ITEM 6 of the Declarations are altered, the Insured shall, as soon as practicable, give the Company written notice of such alteration(s); and upon receipt of written consent to such alteration(s) from the Company, the Insured shall pay any additional premium required by the Company. This Excess Bond Coverage shall not follow the form of any alteration(s) to the Bond or Policy identified in ITEM 6 of the Declarations unless such written notice thereof is given by the Insured(s) to the Company, the Company gives written consent to such alteration(s) and the Insured(s) pay(s) any additional premium required by the Company.

D. Except as provided in Section 2. Limit Of Insurance, D. and E. below, in no event shall the Company be liable to pay loss under this Excess Bond Coverage until the total amount of the Underlying Single Loss Limit of Insurance as stated in ITEM 5 C. of the Declarations has been exhausted solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

E. Any claim, loss or coverage that is subject to a Sublimit in any Underlying Insurance shall not be considered covered loss under this Excess Bond Coverage, but shall, for purposes of this Excess Bond Coverage, reduce or exhaust the Underlying Limit of Insurance to the extent such payment reduces or exhausts the aggregate limit(s) of insurance of such Underlying Insurance.

SECTION 2. LIMIT OF INSURANCE

A. Payment by the Company of loss covered under this Excess Bond Coverage shall reduce the Aggregate Limit of Insurance of this Excess Bond Coverage set forth in ITEM 4 B. of the Declarations. In the event of exhaustion of the Aggregate Limit of Insurance of this Excess Bond Coverage set forth in ITEM 4 B. of the Declarations, the Company shall be relieved of all further liability under this Excess Bond Coverage.

B. The Company's maximum liability for a Single Loss covered under this Excess Bond Coverage shall not exceed the amount of the Single Loss Limit of Insurance stated in ITEM 4 A. of the Declarations. Also, the Company's maximum liability for all loss(es) in the aggregate covered under this Excess Bond Coverage shall not exceed the amount of the Aggregate Limit of Insurance stated in ITEM 4 B. of the Declarations, which shall be the maximum liability of the Company in the Excess Bond Coverage Period stated in ITEM 2 of the Declarations.

C. Except as provided in Section 2. Limit Of Insurance, D. and E. below, the Company shall only be liable to make payment for a Single Loss covered under this Excess Bond Coverage after the total amount of the Underlying Single Loss Limit of Insurance as stated in ITEM 5 C. of the Declarations has been paid solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

D. In the event the total amount of the Underlying Aggregate Limit of Insurance as stated in ITEM 5 D. of the Declarations is reduced solely by reason of the payment of covered loss by any Underlying Insurer to an amount less than the total amount of the Underlying Single Loss Limit of Insurance as stated in ITEM 5 C. of the Declarations, this Excess Bond Coverage shall pay covered loss excess of the reduced total amount of Underlying Aggregate Limit of Insurance, but not to exceed the amount of the Single Loss Limit of Insurance stated in ITEM 4 A. of the Declarations, and subject always to the remaining Aggregate Limit of Insurance of this Excess Bond Coverage.

E. In the event of exhaustion of the total amount of Underlying Aggregate Limit of Insurance as set forth in ITEM 5 D. of the Declarations, solely by reason of the payment of covered loss by the Underlying Insurer(s), this Excess Bond Coverage shall continue in force as primary insurance, provided always that this policy shall only pay covered loss excess over any retention or deductible amount otherwise applicable under the Underlying Insurance scheduled in ITEM 5 A. of the Declarations, such amount not to exceed the Single Loss Limit of Insurance stated in ITEM 4 A. of the Declarations and subject always to the remaining Aggregate Limit of Insurance of this Excess Bond Coverage.

SECTION 3. JOINT INSUREDS

If two or more Insureds are covered under this Excess Bond Coverage, the first named Insured shall act for all Insureds. Payment by the Company to the first named Insured or to any named Insured of loss covered under this Excess Bond Coverage shall fully release the Company on account of such loss. The liability of the Company for loss(es) sustained by all Insureds shall not exceed the amount for which the Company would have been liable had all such loss(es) been sustained by one Insured.

SECTION 4. NOTICE/PROOF OF LOSS – LEGAL PROCEEDINGS AGAINST COMPANY

A. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in ITEM 6 of the Declarations, give the Company notice of any loss of the kind covered by this Excess Bond Coverage, whether or not the Company is liable therefor in whole or in part, and upon request of the Company, the Insured(s) shall file with the Company a written statement of such loss and a copy of all correspondence between the Insured(s) and any Insurer identified in ITEM 5 A. and B. of the Declarations. Notice given to any Insurer identified in ITEM 5 A. and B. of the Declarations of this Excess Bond Coverage shall not constitute notice as required under Section 4. Notice/Proof Of Loss – Legal Proceedings Against Company.

B. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in ITEM 6 of the Declarations, file with the Company a proof of loss for any loss of the kind covered by this Excess Bond Coverage, whether or not the Company is liable therefore in whole or in part, and upon request of the Company the Insured(s) shall furnish a copy of all documents provided to or made available to any Insurer identified in ITEM 5 A. and B. of the Declarations in support of any proof of loss filed with such Insurer. Filing of a proof of loss with any Insurer identified in ITEM 5 A. and B. of the Declarations shall not constitute filing a proof of loss with the Company as required in Section 4. Notice/Proof Of Loss – Legal Proceedings Against Company.

C. Legal proceedings against the Company shall be commenced within the time prescribed in the Bond or Policy identified in ITEM 6 of the Declarations and only after complying with all the Terms, Conditions And Limitations of this Excess Bond Coverage.

D. Notice and proof of loss under this Excess Bond Coverage shall be given as set forth in ITEM 3 of the Declarations.

SECTION 5. EXCESS BOND COVERAGE PERIOD

A. The term Excess Bond Coverage Period as used in this Excess Bond Coverage shall mean the lesser of the period stated in ITEM 2 of the Declarations or the time between the effective date and the termination date of this Excess Bond Coverage.

B. The Aggregate Limit of Insurance set forth in ITEM. 4 B. of the Declarations shall not be cumulated regardless of the number of Excess Bond Coverage Periods this Excess Bond Coverage has been in force; the number of renewals of this Excess Bond Coverage by the Company; any extensions of the Excess Bond Coverage Period of this Excess Bond Coverage by the Company; the number of and amount of premiums paid by the Insured, or the number of Excess Bond Coverage Periods of this Excess Bond Coverage in which the acts giving rise to a loss(es) were committed or occurred.

SECTION 6. SINGLE LOSS DEFINED

As used herein, Single Loss shall be defined as that term, or any similar term, as defined in the Bond or Policy identified in ITEM 6 of the Declarations.

SECTION 7. CANCELLATION OF THIS EXCESS BOND COVERAGE BY THE COMPANY OR THE INSURED

This Excess Bond Coverage terminates as an entirety upon occurrence of any of the following:

A. after the receipt by the Insured of a written notice from the Company of its desire to cancel this Excess Bond Coverage in accordance with the conditions and limitations of any Bond or Policy identified in ITEM 5 A. and B. of the Declarations,

B. immediately upon the receipt by the Company of a written notice from the Insured of its desire to cancel this Excess Bond Coverage, or

C. immediately upon cancellation, termination or nonrenewal of the Underlying Bond or Policy identified in ITEM 6 of the Declarations, whether by the Insured or the underwriter.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

COMBINED AGGREGATE LIMIT OF INSURANCE ENDORSEMENT

This endorsement changes the following:

Excess Bond Coverage

It is agreed that:

1. The following replaces ITEM 4 (B) of the Declarations:

   ITEM 4. **LIMIT OF INSURANCE**

   B. AGGREGATE LIMIT OF INSURANCE: **$10,000,000**

2. The following replaces the second sentence **SECTION 2. LIMIT OF INSURANCE**, **B.** of the ***TERMS, CONDITIONS AND LIMITATIONS***:

   Also, the Company's maximum liability for the combined total of all loss(es) in the aggregate, covered under one or more Specified Bond or Policy scheduled below, will not exceed the amount of the Aggregate Limit of Insurance identified in ITEM 4 B. of the Declarations. The Aggregate Limit of Insurance shall be reduced, and may be exhausted, by payment of loss under any Specified Bond or Policy scheduled below. Defense Costs payable under any Specified Bond or Policy scheduled below shall be part of, and not in addition to, the Aggregate Limit of Insurance of the Excess Bond Coverage, and such Defense Costs shall reduce, and may exhaust, such Aggregate Limit of Insurance. If loss is covered under more than one Specified Bond or Policy scheduled below, the applicable Limit of Insurance under any Specified Bond or Policy scheduled below shall apply separately to each part of such loss, subject to the Aggregate Limit of Insurance of this Excess Bond Coverage.

   The Company's obligations for all losses covered under each Specified Bond or Policy scheduled below shall cease once the applicable Limit of Insurance under either:

   1. Specified Bond or Policy scheduled below, or

   2. the Aggregate Limit of Insurance identified in Item 4. of the Declarations,

   has been exhausted by payment of covered loss, whichever occurs first.

   The Limit of Insurance for the Discovery Period of a Specified Bond or Policy scheduled below, if exercised, shall be part of, and not in addition to, the applicable Specified Bond's or Policy's scheduled below Limit of Insurance and the Aggregate Limit of Insurance for the Excess Bond Coverage Period. The purchase of a Discovery Period shall not increase or reinstate the applicable Specified Bond's or Policy scheduled below Limit of Insurance or the Aggregate Limit of Insurance for the Excess Bond Coverage Period.

Issuing Company: **Travelers Casualty and Surety Company of America**

Policy Number: **106547262**

Specified Bond or Policy

Policy Type	Policy Number	Policy Period
All Fidelity Funds D&O/E&O Policy	**106547114**	**07/01/2017 - 07/01/2018**

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

125 Broad Street, 8th Floor, New York, NY 10004

October 1, 2024

Mary Coughlin
WILLIS TOWERS WATSON NORTHEAST INC
75 ARLINGTON ST FL 10
BOSTON, MA 02116-3936

Re: All Fidelity Funds
Mutual Fund Bond
Policy Number 287042220
Expiration Date: 07/01/2025

Dear Mary,

We are pleased to enclose Policy Number 287042220 for All Fidelity Funds. We trust that this policy meets with the specifications outlined in our quotation (number 6332631801). Please review it carefully to confirm this. Should you detect any problem, please contact me as soon as possible.

If commissions or other compensation are payable hereunder, Insurance Producer will comply with all applicable federal and state laws, rules, regulations and/or orders governing disclosure by an agent, broker or producer to an insured or prospective insured of commissions or other compensation.

We appreciate the opportunity to do business with All Fidelity Funds and with you. If you should have any comments, questions, or concerns, please do not hesitate to contact me.

Sincerely,

Benjamin Edsall

Benjamin Edsall
Underwriting Consultant
(212) 440-7331
benjamin.edsall@cna.com

DECLARATIONS
EXCESS INSURANCE POLICY

ACCOUNT NUMBER	40420
COVERAGE PROVIDED BY (hereafter Insurer)	Continental Casualty Company
POLICY NUMBER	287042220

Item 1: **NAMED ENTITY AND PRINCIPAL ADDRESS**	**PRODUCER**
All Fidelity Funds C/O FMR LLC 88 Black Falcon, 1st Floor, East Side, Suite 167, Mailzone V7E Boston, MA 02210	WILLIS TOWERS WATSON NORTHEAST INC 75 ARLINGTON ST FL 10 BOSTON, MA 02116-3936
Attn:	Mary Coughlin

Item 2. **Policy Period**: 7/1/2024 To 7/1/2025

12:01 a.m. Standard Time at the Principal Address stated in Item 1.

Item 3. **Limit of Liability**

$10,000,000 maximum aggregate Limit of Liability under the Policy

Item 4. Schedule of **Underlying Insurance:**

A. **Followed Policy**

Name of Carrier	Policy No	Limits	Ded/Ret Amount
Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-04	$10,000,000	$400,000

B. **Underlying Excess Policies**: *** SEE ATTACHED SCHEDULE ***

Item 5. Policy Premium $37,980

Item 6. Notices of Claims:

CNA – Claims Reporting
P.O. Box 8317
Chicago, IL 60680-8317
Email address: SpecialtyProNewLoss@cna.com
Fax Number: 866-773-7504

All other Notices:

Open Brokerage Global Specialty Lines
CNA Insurance Company
125 Broad Street – 8th Floor
New York, NY 10004

Item 7. Endorsements forming a part of this Policy at inception:

GSL-2035-XX 2010-06-01 Tie In Limits Endorsement

These Declarations, along with the completed and signed Application, the Policy, and any written endorsements attached thereto shall constitute the contract between the Insureds and the Insurer.

Authorized Representative: Date: October 1, 2024

UNDERLYING EXCESS POLICY SCHEDULE

Name of Carrier	Policy No.	Limits	Excess of
Federal Insurance Company	82484869	$10,000,000	$10,000,000
National Union Fire Insurance Company of Pittsburgh, PA.	01-307-65-48	$10,000,000	$20,000,000
ICI Mutual Insurance Company	87153324B	$10,000,000	$30,000,000
Allied World Assuance Company	C014841/01	$10,000,000	$40,000,000
QBE Insurance Corporation	130005115	$10,000,000	$50,000,000
Travelers Casualty and Surety Company of America	106547114	$10,000,000	$60,000,000

EXCESS INSURANCE POLICY

Words defined in the Followed Policy have the same meaning in this Policy even if not defined herein. In consideration of the payment of the premium and in reliance upon the applications submitted to the Insurer or any insurer of the Underlying Insurance, and any other material submitted in connection with such applications (all of which are deemed attached hereto and made a part hereof) the Insurer and the Insureds agree as follows:

I. FOLLOW FORM EXCESS COVERAGE

The Insurer shall provide coverage in accordance with all of the terms, conditions and limitations (including, but not limited to the exclusions and notice requirements) of the policy scheduled in Item 4.A. of the Declarations (hereafter "**Followed Policy**") except as otherwise set forth herein. Coverage hereunder shall attach only after all of the aggregate Limits of Liability, as set forth in Item 4. of the Declarations have been exhausted through payment of covered loss under all policies scheduled in Item 4. of the Declarations (hereafter "**Underlying Insurance**") by or on behalf of the insurers of such **Underlying Insurance**, or by or on behalf of the Insureds. The risk of uncollectibility of any **Underlying Insurance** (in whole or in part), whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the Insureds and is not insured by or assumed by the Insurer.

II. LIMIT OF LIABILITY

The amount set forth in Item 3. of the Declarations shall be the maximum aggregate Limit of Liability of the Insurer for all loss under this Policy, regardless of the number of claims made against the Insureds or the time of payment and regardless of whether or not an extended reporting period applies. If the Limit of Liability under this Policy is exhausted by payment of loss, the Insurer's obligations under this Policy shall be deemed completely fulfilled and extinguished.

III. CHANGES TO UNDERLYING INSURANCE/DEPLETION OF SUB-LIMITS

If, subsequent to the inception date of this Policy, there is a change to any **Underlying Insurance** which expands coverage, then this Policy shall become subject to such change only if the Insurer agrees thereto by written endorsement to this Policy. If any loss under any **Underlying Insurance** is subject to a sub-limit, then this Policy provides no coverage excess of such **Underlying Insurance** sub-limit, but the **Underlying Insurance** shall be deemed depleted by payment of any such sub-limit.

IV. INSURER RIGHTS/COOPERATION CLAUSE

The Insurer has the same rights and protections as has the insurer of the **Followed Policy** and has the right, but not the obligation, at its sole discretion, to elect to participate in the investigation, settlement, prosecution or defense of any claim reasonably likely to attach to and be covered under this Policy or any **Underlying Insurance,** even if the **Underlying Insurance** has not been exhausted. The Insureds shall cooperate with the Insurer in such investigation, settlement, prosecution or defense and shall do nothing that prejudices the Insurer's position or rights of recovery.

V. NOTICES

Where notice is permitted or required by the **Followed Policy**, the Insureds have the same rights and obligations to notify the Insurer under this Policy, except that such notice shall be given to the Insurer at the applicable address specified in Item 6. of the Declarations.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be executed by its Chairman and Secretary, but this Policy shall not be binding upon us unless completed by the attachment of the Declarations:

Chairman

Secretary

TIE IN LIMITS ENDORSEMENT

In consideration of the premium charged, it is understood and agreed that the aggregate Limit of Liability of this Policy shall be reduced by any amount paid by the Insurer or by any affiliate of the Insurer under Policy Number 287273571 with the policy period incepting on 7/1/2018 issued to or for the benefit of FMR LLC or any affiliate thereof. In the event that such Limit of Liability stated in the Declarations is exhausted by payment of loss under this Policy or Policy No. 287273571, any and all obligations of the Insurer under both Policies shall be deemed to be completely fulfilled and extinguished.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

Starr Indemnity & Liability Company

399 Park Avenue, 2nd Floor
New York, NY 10022

August 7, 2024

Mary Coughlin
Willis Towers Watson Northeast, Inc.
75 Arlington Street, Floor 10
Boston, MA 02116

RE: All Fidelity Funds
Policy Number: 1000059071241

Dear Mary:

Enclosed please find an electronic copy of the above captioned policy. Please let me know if you would like the hard copies, as well.

Thank you for your business, and please do not hesitate to contact me with any questions or concerns.

Sincerely,

Luke Iandoli

On Behalf of – Stanford Faigin
Underwriting Manager – Financial Lines

Starr Indemnity & Liability Company
399 Park Avenue
8th Floor
New York, NY 10022

Starr Indemnity & Liability Company

399 Park Avenue
New York, NY 10022
(646) 227-6377

STARR SECURE EXCESS LIABILITY POLICY

POLICY NUMBER: 1000059071241
RENEWAL OF: 1000059071231

NOTICE: EXCEPT TO SUCH EXTENT AS MAY OTHERWISE BE PROVIDED HEREIN, THE COVERAGE OF THIS POLICY MAY ONLY APPLY TO THOSE CLAIMS THAT ARE FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD AND REPORTED IN WRITING TO THE INSURER PURSUANT TO THE TERMS HEREIN.

NOTICE: THE LIMIT OF LIABILITY AVAILABLE TO PAY JUDGMENTS OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY AMOUNTS INCURRED FOR DEFENSE COSTS. AMOUNTS INCURRED FOR DEFENSE COSTS SHALL BE APPLIED AGAINST THE RETENTION AMOUNT, IF ANY.

NOTICE: PLEASE READ THIS POLICY CAREFULLY AND DISCUSS THE COVERAGE HEREUNDER WITH YOUR INSURANCE AGENT OR BROKER.

DECLARATIONS

ITEM 1: NAMED INSURED: All Fidelity Funds

ADDRESS: C/O FMR LLC
88 Black Falcon Ave, First Floor, East Side, Suite 167,
Mailzone V7E
Boston, MA 02210

ITEM 2: POLICY PERIOD: From: July 1, 2024 To: July 1, 2025
(12:01 a.m. Standard Time at the address stated in Item 1)

ITEM 3: LIMIT OF LIABILITY: $10,000,000 excess of $80,000,000
aggregate for all coverages combined (including Defense Costs)

ITEM 4: UNDERLYING COVERAGES, UNDERLYING POLICIES & UNDERLYING INSURERS:

A. COVERAGE: Fidelity

Followed Policy:

Insurer	*Policy Number*	*Limits*	*Policy Period*
Berkshire Hathaway Specialty Insurance Company	**47-EPF-315882-04**	**$10,000,000**	**July 1, 2024 to July 1, 2025**

Excess Policy(ies):

Insurer	*Policy Number*	*Limits*	*Policy Period*
Federal Insurance Company	**82484869**	**$10,000,000 excess of $10,000,000**	**July 1, 2024 to July 1, 2025**
National Union Fire Insurance Company of Pittsburgh, PA	**01-307-65-48**	**$10,000,000 excess of $20,000,000**	**July 1, 2024 to July 1, 2025**
ICI Mutual Insurance Co. a RRG	**87153324B**	**$10,000,000 excess of $30,000,000**	**July 1, 2024 to July 1, 2025**
Allied World Assurance Company, Ltd	**C014840/014**	**$10,000,000 excess of $40,000,000**	**July 1, 2024 to July 1, 2025**
QBE Insurance Corp.	**130005116**	**$10,000,000 excess of $50,000,000**	**July 1, 2024 to July 1, 2025**
Travelers Casualty and Surety Company of America	**106547262**	**$10,000,000 excess of $60,000,000**	**July 1, 2024 to July 1, 2025**
Continental Casualty Company	**287042220**	**$10,000,000 excess of $70,000,000**	**July 1, 2024 to July 1, 2025**

ITEM 5: PREMIUM $37,980

ITEM 6: ADDRESS OF INSURER AND ITS AUTHORIZED AGENTS FOR NOTICES UNDER THIS POLICY

A. **Claims-Related Notices**

STARR ADJUSTMENT SERVICES, INC.
399 PARK AVENUE
9TH FLOOR
NEW YORK, NEW YORK 10022
e-mail: StarrFLPLClaims@starrcompanies.com

B. **All Other Notices to the Insurer:**

STARR INDEMNITY & LIABILITY COMPANY
ATTN: FINANCIAL LINES DEPARTMENT
399 PARK AVE. 8TH FLOOR
NEW YORK, NY 10022

In Witness Whereof, the Insurer has caused this policy to be executed and attested, but this policy shall not be valid unless countersigned by a duly authorized representative of the Insurer.

Steve Blakey

Steve Blakey, President

Nehemiah E. Ginsburg

Nehemiah E. Ginsburg, General Counsel

Authorized Representative

Starr Indemnity & Liability Company

STARR SECURE EXCESS LIABILITY POLICY

In consideration of premium paid, Starr Indemnity & Liability Company (herein referred to as the "Insurer") and the Insureds agree as follows:

I. INSURING CLAUSE

The Insurer shall pay the individuals and entities insured under the Followed Policy (also referred to herein as the "Insured") for loss after exhaustion by payments of all applicable underlying limits solely as a result of payment of losses covered thereunder, jointly or severally by: (i) the Underlying Insurers, as specified in Item 4 of the Declarations, and/or (ii) in place or on behalf of the Underlying Insurers, the Insureds and/or any other source, in accordance with the terms, conditions, limitations and other provisions of the Followed Policy; subject to:

A. the Limit of Liability as stated in Item 3 of the Declarations; and

B. all other terms and conditions of, and the endorsements attached to, this Policy.

Notwithstanding the above, this Policy shall not provide coverage broader than that provided by the Followed Policy listed in Item 4 of the Declarations.

In the event of the depletion of the limits of liability of the Underlying Policy(ies) as a result of payment of losses covered thereunder on the terms set forth herein, this Policy shall, subject to the Limit of Liability set forth in Item 3 of the Declarations and to the other terms of this Policy, continue to apply for subsequent losses as excess insurance over the amount of insurance remaining under such Underlying Policy.

In the event of the exhaustion of all of the limits of liability of the Underlying Policy(ies), including satisfaction of any applicable retention or deductible, as a result of payment of losses covered thereunder, on the terms set forth herein and there are remaining limits of liability available under this Policy it shall, subject to the Limit of Liability as set forth in Item 3 of the Declarations and to the other terms of this Policy, continue for subsequent losses as primary insurance and any applicable retention or deductible specified in the Followed Policy shall be imposed under this Policy.

The risk of uncollectability of the limits of liability of such Underlying Policy(ies) for any reason, including but not limited to by reason of financial impairment or insolvency of an Underlying Insurer, is expressly retained by the Insureds, and is not assumed by the Insurer or insured under this Policy.

II. CLAIM & NOTICE PROVISIONS

1. The Insurer shall have the same rights, privileges and protections as the Underlying Insurer of the Followed Policy, including but not limited, as to the Claim provisions of the Followed Policy.

2. All notices required under the Followed Policy to the Underlying Insurer for that policy are required hereunder to be given to the Insurer or Insurer's authorized agent at the applicable address set forth in Item 6 of the Declarations.

III. REPRESENTATIONS AND WARRANTIES

It is a condition precedent to the Insurer's obligations under this Policy, and the Insured agrees, that all applications, warranty statements, together with attachments and any other materials submitted for this Policy and the Followed Policy, shall be deemed attached to and made a part of this Policy. The Insurer has relied on all such materials, representations and information as being accurate and complete in issuing this Policy.

IV. CHANGES

The Insured agrees that, if after issuance of the Followed Policy, should any change to any Underlying Policy be made by rewrite, endorsement or otherwise, this Policy shall not follow form and provide coverage for such change without the written consent of the Insurer and payment of any required premium, if any, for such change.

V. SUBLIMITS

This Policy shall not follow form to any sub-limit in an Underlying Policy, unless such coverage is specifically endorsed upon this Policy. However, in the event a sub-limit of liability exists in an Underlying Policy and coverage for such is not provided under this Policy, any payments of loss that are subject to such a sub-limit shall be deemed to apply toward the erosion or exhaustion of the limits of liability of the Underlying Policy for purposes of coverage under this Policy.

VI. CANCELLATION CLAUSE

This Policy shall follow the cancellation terms of the Followed Policy except that in the event the Insurer cancels this Policy for non-payment of premium, this Policy shall be void as of the inception date of the Policy Period.

Endorsement No.: 1
This endorsement effective: July 1, 2024
(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)
Form a part of Policy No.: 1000059071241
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

MASSACHUSETTS POLICYHOLDER NOTICE

IMPORTANT NOTICE TO ALL MASSACHUSETTS POLICYHOLDERS:

In the event of a complaint, please contact us at:

Starr Indemnity & Liability Company
Attn: Financial Lines Department
399 Park Avenue
8th Floor
New York, NY 10022
Phone: 646.227.6377

If you have been unable to contact or obtain satisfaction from the Insurer, you may contact the Massachusetts Division of Insurance to obtain information or make a complaint at:

Commonwealth of Massachusetts

Division of Insurance

One South Station, 5th Floor

Boston, MA 02110-2208

Endorsement No.: 2
This endorsement effective: July 1, 2024
(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)
Form a part of Policy No.: 1000059071241
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

MASSACHUSETTS AMENDATORY ENDORSEMENT

The application and any other materials submitted for this Policy and any Underlying Policy must be physically attached to the Policy in order to constitute a part of the Policy.

It is understood and agreed that Clause VI. CANCELLATION CLAUSE is deleted and replaced by the following:

VI. CANCELLATION AND NON-RENEWAL CLAUSE

1. The Insurer may only cancel this Policy for non-payment of premium. The Insurer shall mail or deliver written notice of cancellation to the Named Insured not less than ten (10) days prior to the effective date of cancellation. Notice of cancellation shall be delivered or mailed to the Named Insured, at the Named Insured's last known address, and the agent of record for the Named Insured, if applicable. No written notice of cancellation shall be deemed effective unless the Insurer obtains a certificate of mailing receipt from the U.S. Postal Service showing the name and address of the Named Insured as stated in the Policy. The affidavit of any officer, agent or employee of the Insurer, duly authorized for that purpose, that such notice has been served shall be prima facie evidence that cancellation has been duly effected. If the Policy is made payable to a mortgagee or any person other than the Named Insured, notice shall be given to the mortgagee or other person in the manner provided above.

2. If the Insurer decides not to renew this Policy the Insurer shall mail or deliver written notice to the Named Insured at least forty-five (45) days prior to the expiration of the Policy Period.

All other provisions remain unchanged.

Authorized Representative

July 1, 2024

Date

Endorsement No.: 3
This endorsement effective: July 1, 2024
(at 12:01 a.m. Standard Time at the address stated in Item 1 of the Declarations)
Form a part of Policy No.: 1000059071241
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

OFAC ENDORSEMENT

It is understood and agreed that the Policy is amended by adding the following:

OFAC COMPLIANCE

This policy shall not cover any loss in connection with any Claim in the event such coverage would not be in compliance with any United States of America economic or trade sanctions, laws or regulations, including but not limited to the U.S. Treasury Department's Office of Foreign Assets Control, or any similar foreign, federal, state or statutory law or common law.

All other terms and conditions of this Policy remain unchanged.



Authorized Representative

Endorsement No.: 4
This endorsement effective: July 1, 2024
(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)
Form a part of Policy No.: 1000059071241
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

DELETE POLICY PROVISIONS AND FOLLOW FOLLOWED POLICY

It is understood and agreed that this Policy is amended by deleting the following provision(s) therefrom and instead following form to any applicable provisions of the Followed Policy:

Deleted Provisions:

- III. REPRESENTATIONS AND WARRANTIES

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

Endorsement No.: 5
This endorsement effective: July 1, 2024
(at 12:01 a.m. Standard Time at the address stated in Item 1 of the Declarations)
Form a part of Policy No.: 1000059071241
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

STATE AMENDATORY INCONSISTENCY

It is understood and agreed that in the event that there is an inconsistency between a state amendatory attached to this policy and any other term or condition of this Policy, then where permitted by law, the Insurer shall apply those terms and conditions of either the amendatory or the policy which are more favorable to the Insured.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

Endorsement No.: 6
This endorsement, effective: July 1, 2024
(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)
Form a part of Policy No.: 1000059071241
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

TIE-IN OF LIMITS ENDORSEMENT –
SPECIFIED OTHER POLICY(IES)

It is understood and agreed that the Insurer's combined and maximum Limit of Liability under this policy and the Listed Policy(ies) shall be $10,000,000.

This policy's Limit of Liability shall be reduced in an amount equal to any payment of loss made under the Listed Policy(ies). The limits of liability of the Listed Policy(ies) are part of, and not in addition to, this policy's Limit of Liability.

This endorsement shall not serve to increase the Limit of Liability of this policy or of any of the Listed Policy(ies).

Solely as used in this endorsement, "Listed Policy(ies)" shall mean the following policy(ies) issued by the Insurer:

Named Insured	Policy Number
All Fidelity Funds	1000059076241

"Listed Policy(ies)" shall also mean any policy issued by the Insurer: (i) that has been replaced by, or has preceded, any of the above policy(ies); or (ii) for which any of the above policy(ies) is a renewal.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM INSURANCE COVERAGE

Coverage for acts of terrorism is included in your policy. You are hereby notified that under the Terrorism Risk Insurance Act, as amended in 2015, the definition of act of terrorism has changed. As defined in Section 102(1) of the Act: The term “act of terrorism” means any act or acts that are certified by the Secretary of the Treasury—in consultation with the Secretary of Homeland Security, and the Attorney General of the United States—to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion. Under your coverage, any losses resulting from certified acts of terrorism may be partially reimbursed by the United States Government under a formula established by the Terrorism Risk Insurance Act, as amended. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States Government generally reimburses 85% through 2015; 84% beginning on January 1, 2016; 83% beginning on January 1, 2017; 82% beginning on January 1, 2018; 81% beginning on January 1, 2019 and 80% beginning on January 1, 2020, of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers’ liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The portion of your annual premium that is attributable to coverage for acts of terrorism is $0, and does not include any charges for the portion of losses covered by the United States government under the Act.

POLICYHOLDER NOTICE

ECONOMIC AND TRADE SANCTIONS

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the Office of Foreign Assets Control (OFAC).

THE OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") OF THE US DEPARTMENT OF THE TREASURY ADMINISTERS AND ENFORCES ECONOMIC AND TRADE SANCTIONS BASED ON US FOREIGN POLICY AND NATIONAL SECURITY GOALS AGAINST TARGETED FOREIGN COUNTRIES AND REGIMES, TERRORISTS, INTERNATIONAL NARCOTICS TRAFFICKERS, THOSE ENGAGED IN ACTIVITIES RELATED TO THE PROLIFERATION OF WEAPONS OF MASS DESTRUCTION, AND OTHER THREATS TO THE NATIONAL SECURITY, FOREIGN POLICY OR ECONOMY OF THE UNITED STATES.

WHENEVER COVERAGE PROVIDED BY THIS POLICY WOULD BE IN VIOLATION OF ANY U.S. ECONOMIC OR TRADE SANCTIONS, SUCH COVERAGE SHALL BE NULL AND VOID.

FOR MORE INFORMATION, PLEASE REFER TO:

HTTPS://WWW.TREASURY.GOV/RESOURCE-CENTER/SANCTIONS/PAGES/DEFAULT.ASPX

IMPORTANT NOTICE FOR MASSACHUSETTS POLICYHOLDERS

If you need to contact someone about this Policy for any reason, please contact the Insurer at the address shown **in Item 6.B of the** Declarations or at:

AXIS

Legal Department

10000 Avalon Blvd., Suite 200

Alpharetta, Georgia 30009

Fax No.: (678) 746-9317

If you have been unable to contact or obtain satisfaction from the Insurer, you may contact the Massachusetts Division of Insurance to obtain information or make a complaint at:

Commonwealth of Massachusetts

Division of Insurance

1000 Washington St, Suite 810

Boston, MA 02118-6200

DECLARATIONS

NAMED INSURED AND ADDRESS	All Fidelity Funds c/o FMR LLC c/o FMR LLC, 88 Black Falcon Ave, 1st Floor, East Side, Suite 167, Mailzone V7E Boston, MA 02210
BROKER OF RECORD	Willis Towers Watson Northeast, Inc. [Boston] 75 Arlington Street, Floor 10 Boston, MA 02116

INSURER	AXIS Insurance Company (Admitted) 233 South Wacker Drive, Suite 4930 Chicago, IL 60606 (866) 259-5435 ***A Stock Insurer***
POLICY FORM	AXIS EXCESS INSURANCE POLICY AXIS 1010302 0817
POLICY NUMBER	P-001-000158021-05 *Renewal of: P-001-000158021-04*
POLICY PERIOD	Effective Date: 07/01/2024 Expiration Date: 07/01/2025 *Both dates at 12:01 a.m. at the Named Insured's address stated herein.*

TOTAL POLICY PREMIUM	**$18,990.00**
MINIMUM EARNED PREMIUM ***(percentage of Total Policy Premium)***	N/A

SURCHARGE / TAX ***(included in Total Policy Premium)***	N/A

POLICY LIMITS OF INSURANCE	
Single Loss Limit	**$5,000,000 excess of $90,000,000**
Aggregate Limit	**$5,000,000 excess of $90,000,000**

SCHEDULE OF UNDERLYING INSURANCE

PRIMARY (FOLLOWED POLICY)	
Coverage Description	Financial Institution Bond (Form 14)
Insurer	Berkshire Hathaway Specialty Insurance Company
Policy Number	47-EPF-315882-04
Single Loss Limit of Insurance	$10,000,000
Aggregate Limit of Insurance	$10,000,000
Retention	$400,000

FIRST EXCESS	
Insurer	Federal Insurance Company
Policy Number	82484869
Single Loss Limit of Insurance	$10,000,000 excess of $10,000,000
Aggregate Limit of Insurance	$10,000,000 excess of $10,000,000

SECOND EXCESS	
Insurer	National Union Fire Insurance Company of Pittsburgh, Pa.
Policy Number	01-307-65-48
Single Loss Limit of Insurance	$10,000,000 excess of $20,000,000
Aggregate Limit of Insurance	$10,000,000 excess of $20,000,000

THIRD EXCESS	
Insurer	ICI Mutual Insurance Company, a Risk Retention Group
Policy Number	87153324B
Single Loss Limit of Insurance	$10,000,000 excess of $30,000,000
Aggregate Limit of Insurance	$10,000,000 excess of $30,000,000

FOURTH EXCESS	
Insurer	Allied World Assurance Company, AG
Policy Number	C014840/014
Single Loss Limit of Insurance	$10,000,000 excess of $40,000,000
Aggregate Limit of Insurance	$10,000,000 excess of $40,000,000

FIFTH EXCESS	
Insurer	QBE Insurance Corporation
Policy Number	130005116
Single Loss Limit of Insurance	$10,000,000 excess of $50,000,000
Aggregate Limit of Insurance	$10,000,000 excess of $50,000,000

SIXTH EXCESS	
Insurer	Travelers Casualty and Surety Company of America
Policy Number	106547262
Single Loss Limit of Insurance	$10,000,000 excess of $60,000,000
Aggregate Limit of Insurance	$10,000,000 excess of $60,000,000

SEVENTH EXCESS	
Insurer	Continental Casualty Company
Policy Number	287042220
Single Loss Limit of Insurance	$10,000,000 excess of $70,000,000
Aggregate Limit of Insurance	$10,000,000 excess of $70,000,000

EIGHTH EXCESS	
Insurer	Starr Indemnity & Liability Company
Policy Number	1000059071241
Single Loss Limit of Insurance	$10,000,000 excess of $80,000,000
Aggregate Limit of Insurance	$10,000,000 excess of $80,000,000

NOTICES TO INSURER	
Send Notice of Claims To: AXIS Insurance Claims Department P.O. Box 4470 Alpharetta, GA 30023-4470 Email: USFNOL@axiscapital.com Phone (Toll-Free): (866) 259-5435 Phone: (678) 746- 9000 Fax: (866) 770-5629	*Send All Other Notices And Inquiries To:* AXIS Insurance 10000 Avalon Blvd. Suite 200 Alpharetta, GA 30009 Email: notices@axiscapital.com Phone (Toll-Free): (866) 259-5435 Phone: (678) 746- 9000 Fax: (678) 802-6161

SCHEDULE OF FORMS & ENDORSEMENTS		
Policyholder Notices and Policy Forms		**Form Number and Edition Date**
Policyholder Notice - Economic And Trade Sanctions		AXIS 906 0316
Important Notice For Massachusetts Policyholders		AXIS MA901 0915
AXIS Excess Insurance Policy		AXIS 1010302 0817
Signature Page		AXIS 102AIC 0615
Endorsements		**Form Number and Edition Date**
1	TIE-IN OF LIMITS ENDORSEMENT	AXIS113 0815

In consideration of the premium paid, and subject to the provisions of this Policy and the Declarations and any Schedules and Endorsements attached hereto, all of which are made a part of this Policy, the Insurer and **Named Insured**, on behalf of all **Insureds**, agree as follows:

INSURING AGREEMENT

Except as specifically set forth herein, and subject to the Limits of Insurance shown on the Declarations, this Policy shall provide insurance excess of the **Underlying Insurance** in conformance with all provisions of the **Followed Policy**. Liability shall attach to the Insurer only after the full amount of the applicable **Underlying Limit**, and any applicable retention or deductible, has been paid, in legal currency, by the insurers of the **Underlying Insurance**, the **Insureds**, or others on behalf of the **Insureds**, in any combination, in accordance with the terms of the **Underlying Insurance**.

DEFINITIONS

Whether expressed in the singular or the plural, whenever appearing in bold in this Policy, the following terms have the meanings set forth below.

Followed Policy means the insurance policies identified as such in the Schedule of Underlying Insurance attached hereto.

Insureds means all persons and entities identified as such in the **Followed Policy**.

Named Insured means the persons or entities designated as such in the Declarations.

Policy Period means the period designated as such in the Declarations.

Underlying Insurance means the **Followed Policy** and all other policies, if any, identified as such in the Schedule of Underlying Insurance attached hereto.

Underlying Limit means an amount equal to the aggregate of all applicable limits of insurance set forth in the Schedule of Underlying Insurance attached hereto.

CONDITIONS

A. Wherever the term claim appears in this Policy, it refers to claim, loss or occurrence, or the equivalent of such terms, as used in the **Followed Policy**.

B. This Policy shall not apply to any coverage under the **Followed Policy** that is subject to a sublimit of insurance in any **Underlying Insurance**, unless specifically listed as a sublimited coverage on the Schedule of Underlying Insurance. However, payment for any sublimited coverage in any manner described in the INSURING AGREEMENT section of this Policy shall reduce the **Underlying Limit** by the amount of such payment, whether or not such coverage is listed on the Schedule of Underlying Insurance.

C. The **Insureds** shall give written notice to the Insurer if any **Underlying Insurance** is changed or terminated or if any insurer of the **Underlying Insurance** becomes financially unable to pay its limit of insurance. No such event shall affect coverage under this Policy, unless the Insurer so agrees in writing. The failure of the **Insureds** to comply with this section shall not invalidate coverage. However, the Insurer shall not be liable to a greater extent than it would have been had no such event occurred.

D. All notices to the Insurer must be in writing and delivered by prepaid express courier or certified mail, facsimile, or electronic mail to the applicable address, fax number, or email address designated in the Declarations. Notice to any other insurer shall not constitute notice to the Insurer unless also given to the Insurer as provided herein.

E. The Insurer may, at its sole discretion, elect to participate in the investigation, defense and settlement of any claim or other matter to which the coverage under this Policy could apply even if the applicable **Underlying Limit** has not been exhausted. The **Insureds** shall provide the Insurer with information, assistance and cooperation as the Insurer reasonably requests and shall do nothing to prejudice the Insurer's position or potential rights of recovery; provided, however, the failure of an **Insured** to comply with such request shall not be imputed to any other natural person **Insured** under this Policy. No action by any other insurer shall bind the Insurer under this Policy.

SIGNATURE PAGE FOLLOWS.

SIGNATURE PAGE

IN WITNESS WHEREOF, the Insurer has caused this policy to be issued by affixing hereto the facsimile signatures of its President and Secretary.

Andrew Weissert, Secretary

Michael McKenna, President

Endorsement Number	Effective Date of Endorsement	Policy Number	Premium
1	12:01 a.m. on 07/01/2024	P-001-000158021-05	N/A

TIE-IN OF LIMITS ENDORSEMENT

It is agreed that this policy has been issued in conjunction with Axis Insurance Company Policy number P-001-000158031-05 (the "Other Policy") with the intention that this policy and the Other Policy will share a single aggregate limit of liability as respects any claims or amounts covered under this policy that are also covered under the Other Policy. Accordingly, any payments by the Insurer under this policy will reduce, and possibly exhaust, the limit of liability available under the Other Policy.

Similarly, any payments by the Insurer or an affiliate thereof under the Other Policy shall reduce and possibly exhaust the limit of liability available under this policy.

In all events, the Insurer's maximum limit of liability under this policy is not increased by operation of this endorsement. When the sum total of amounts paid under this policy and amounts paid under the Other Policy equals $5,000,000 which shall not be greater than the largest limit of liability of both policies subject to this Endorsement, then the Insurer's obligations under this policy and the Other Policy shall be completed fulfilled and extinguished.

All other provisions of the policy remain unchanged.

Zurich

Zurich North America
1299 American Way
Schaumburg, IL 60196

Dear Policyholder,

Thank you for choosing Zurich for your Financial Line's needs(s). We truly appreciate your business and welcome the opportunity to work with you.

We wanted to inform you that under the terms of this transaction you are entitled to online services and resources that are designed just for Financial Lines customers. These resources are available at no additional cost to you and include loss mitigation tips and techniques, industry-related articles and more. Here are just some examples of what is available to you:

- **Litigation Management** – LMG can help optimize claim outcomes by verifying that defense cases are staffed appropriately, and dollars are spent wisely, as well as provide a variety of other services. More information can be found on the **Claims Litigation Management** webpage.
- **Thought leadership materials** – dedicated to your top-of-mind needs, including timely webinars and engaging white papers, even specific to your industry segments. Recent news and insights can be found on the **Management Liability Insights** webpage.
- **Security & Privacy readiness self-assessment** – this exposure makes headlines daily. How ready is your organization for this fast-growing threat?
- **Strategic Risk Services and Enterprise Risk Management** – on-line information source for related hot topics and ERM videos to minimize barriers to achieving expected business outcomes.

Additional resource links:

- To learn more about Zurich's management solutions, visit **Management Liability Insurance | Zurich Insurance**.
- To learn more about Zurich's Financial Institution Financial Lines offerings, visit **Insurance for Financial Institutions | Zurich Insurance**.
- **Operating in foreign countries?** Your domestic Directors & Officers (D&O) Insurance may not provide all the protection your people need. **Learn more about International Towers by Zurich**.

Deliver for our customers when it matters most. At Zurich, that's the promise we make every day. Thank you again for choosing Zurich North America.

Sincerely,

The Zurich North America Financial Lines Team

This is intended as a general description of certain types of risk engineering and risk management services available to qualified customers in the U.S. through The Zurich Services Corporation. The Zurich Services Corporation does not guarantee any particular outcome and there may be conditions on your premises or within your organization, which may not be apparent to us. You are in the best position to understand your business and your organization and to take steps to minimize risk, and we wish to assist you by providing the information and tools to help you assess your changing risk environment.

Disclosure Statement

ZURICH

It is our pleasure to present the enclosed policy to you
for presentation to your customer.

INSTRUCTION TO AGENT OR BROKER:

WE REQUIRE THAT YOU TRANSMIT THE ATTACHED/ENCLOSED DISCLOSURE STATEMENT TO THE CUSTOMER WITH THE POLICY.

Once again, thank you for your interest, and we look forward to meeting your needs and those of your customers.

Disclosure Statement

NOTICE OF DISCLOSURE FOR AGENT & BROKER COMPENSATION

If you want to learn more about the compensation Zurich pays agents and brokers visit:

https://www.zurichna.com/producercompensation

or call the following toll-free number: (866) 903-1192.

This Notice is provided on behalf of Zurich American Insurance Company

and its underwriting subsidiaries.

Important Notice - In Witness Clause

In return for the payment of premium, and subject to the terms of this policy, coverage is provided as stated in this policy.

IN WITNESS WHEREOF, this Company has executed and attested these presents and, where required by law, has caused this policy to be countersigned by its duly Authorized Representative(s).

President

Corporate Secretary

QUESTIONS ABOUT YOUR INSURANCE? Your agent or broker is best equipped to provide information about your insurance. Should you require additional information or assistance in resolving a complaint, call or write to the following (please have your policy or claim number ready):

Zurich in North America
Customer Inquiry Center
1299 Zurich Way
Schaumburg, Illinois 60196-1056
1-800-382-2150 (Business Hours: 8 a.m. - 4 p.m. [CT])
Email: info.source@zurichna.com

Insured Name: All Fidelity Funds
Policy Number: FIB 0456717-01
Effective Date: 07/01/2024

ZURICH

THIS DISCLOSURE IS ATTACHED TO AND MADE PART OF YOUR POLICY.

DISCLOSURE OF IMPORTANT INFORMATION RELATING TO TERRORISM RISK INSURANCE ACT

SCHEDULE*

Premium attributable to risk of loss from certified acts of terrorism for lines of insurance subject to TRIA: N/A

*Any information required to complete this Schedule, if not shown above, will be shown in the Declarations.

A. Disclosure of Premium

In accordance with the federal Terrorism Risk Insurance Act ("TRIA"), as amended, we are required to provide you with a notice disclosing the portion of your premium, if any, attributable to the risk of loss from terrorist acts certified under that Act for lines subject to TRIA. That portion of premium attributable is shown in the Schedule above. The premium shown in the Schedule above is subject to adjustment upon premium audit, if applicable.

B. Disclosure of Federal Participation in Payment of Terrorism Losses

You should know that where coverage is provided by this policy for losses resulting from certified acts of terrorism, the United States Government may pay up to 80% of insured losses exceeding the statutorily established deductible paid by the insurance company providing the coverage.

C. Disclosure of $100 Billion Cap on All Insurer and Federal Obligations

If aggregate insured losses attributable to terrorist acts certified under TRIA exceed $100 billion in a calendar year (January 1 through December 31) and an insurer has met its deductible under the program, that insurer shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of Treasury.

D. Availability

As required by TRIA, we have made available to you for lines subject to TRIA coverage for losses resulting from acts of terrorism certified under TRIA with terms, amounts and limitations that do not differ materially from those for losses arising from events other than acts of terrorism.

E. Definition of Act of Terrorism under TRIA

TRIA defines "act of terrorism" as any act that is certified by the Secretary of the Treasury, in accordance with the provisions of the federal Terrorism Risk Insurance Act ("TRIA"), to be an act of terrorism. The Terrorism Risk Insurance Act provides that the Secretary of Treasury shall certify an act of terrorism:

1. To be an act of terrorism;

2. To be a violent act or an act that is dangerous to human life, property or infrastructure;

3. To have resulted in damage within the United States, or outside of the United States in the case of an air carrier (as defined in section 40102 of Title 49, United States Code) or a United States flag vessel (or a vessel based principally in the United States, on which United States income tax is paid and whose insurance coverage is subject to regulation in the United States), or the premises of a United States mission; and

4. To have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

No act may be certified as an act of terrorism if the act is committed as part of the course of a war declared by Congress (except for workers' compensation) or if losses resulting from the act, in the aggregate for insurance subject to TRIA, do not exceed $5,000,000.

Excess Select Crime Insurance Policy Declarations

ZURICH

1299 Zurich Way
Schaumburg, Illinois 60196-1056
(The "Underwriter")

THIS POLICY FOLLOWS THE TERMS, CONDITIONS, AND LIMITATIONS OF THE FOLLOWED POLICY. DEFINED TERMS APPEAR IN BOLD AND HAVE THE MEANING SET FORTH IN THE POLICY. PLEASE READ THIS POLICY CAREFULLY.

Policy Number: FIB 0456717-01

Item 1. **Policyholder** and Mailing Address: All Fidelity Funds
88 Black Falcon Avenue, First Floor,
East Side Suite 167, Mailzone V7E
Boston, MA 02210

Item 2. Limit of Insurance: $ 5,000,000

Item 3. **Underlying Insurance**:

A. **Followed Policy**:

Insurer	Policy Number	Limit of Insurance
Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-04	$10,000,000

B. Other Policy(ies):

Insurer	Policy Number	Limit of Insurance	Attachment
Federal Insurance Company	82484869	$10,000,000	$10,000,000
National Union Fire Insurance Company of Pittsburgh, Pa.	01-307-65-48	$10,000,000	$20,000,000
ICI Mutual Insurance	87153324B	$10,000,000	$30,000,000
Allied World Assurance Company,AG	C014840/014	$10,000,000	$40,000,000
QBE Insurance Corporation	130005116	$10,000,000	$50,000,000
Travelers Casualty and Surety Company of America	106547262	$10,000,000	$60,000,000
Continental Casualty Company	287042220	$10,000,000	$70,000,000
Starr Indemnity & Liability Company	1000059071241	$10,000,000	$80,000,000
AXIS Insurance Company	P-001-000158021-05	$5,000,000	$90,000,000

Item 4. **Policy Period**: From: 12:01 A.M. on 07/01/2024 To: 12:01 A.M. on 07/01/2025
Policy incepts and expires at the local time at the address shown in Item 1.

Item 5. Endorsements Effective at Inception: See Attached Schedule of Forms and Endorsements

Item 6. Notice to Underwriter:

A. Address for Notice of Claim or Potential Claim
Attn: Zurich North America-MSG Claims
P.O. Box 968041

B. Address for All Other Notices
Attn: Northeast, MASE &
West Region Underwriting
Regional Manager

Schaumburg, IL 60196-8041
Fax: 866-255-2962
Email: msgclms@zurichna.com

4th World Trade Center
150 Greenwich Street
New York, NY 10007
Email:NEsubmissions@zurichna.com

Item 7. Premium: $ 18,000

Form and Endorsement Schedule

ZURICH

Policy No.	Eff. Date of Pol.	Exp. Date of Pol.	Eff. Date of End.	Add'l Prem.	Return Prem.
FIB 0456717-01	07/01/2024	07/01/2025	07/01/2024	----	----

Policyholder: All Fidelity Funds

This endorsement modifies insurance provided under the following:

Zurich Excess Select Insurance Policy

Form Name	Form Number	Edition Date	Endorsement No.
Disclosure Statement	U-GU-873-A CW	06/11	
Notice Of Disclosure For Agent & Broker Compensation	U-GU-874-B CW	02/23	
Important Notice – In Witness Clause	U-GU-319-F	01/09	
Zurich Excess Select Insurance Policy - Declarations	U-CRXS-D-100-A CW	05/16	
Zurich Excess Select Insurance Policy	U-CRXS-100-A CW	05/16	
Conditions Amended Endorsement (Subrogation / Recoveries Deleted)	U-CRXS-112-A CW	05/16	01
Alteration Condition Amended Endorsement (Written Agreement)	U-CRXS-113-A CW	05/16	02
Maintenance of Underlying Insurance Section Amended Endorsement	U-CRXS-118-A CW	05/16	03
Tie-In Limits of Liability Endorsement	U-CRXS-2011X CW	08/24	04
Sanctions Exclusion Endorsement	U-GU-1191-A CW	03/15	05

All other terms, conditions, provisions and exclusions of this policy remain the same.

Excess Select Crime Insurance Policy

In consideration of payment of the premium and in reliance upon the statements made and information furnished to the Underwriter and to the Insurers of the **Underlying Insurance**, including the statements made in the application and its attachments and any material submitted therewith, all of which are made a part hereof, and subject to the Declarations, limitations, conditions, provisions, and other terms of this Policy (including any endorsements hereto), the Underwriter, the **Policyholder** and the **Insureds** agree as follows:

I. INSURING CLAUSE

The Underwriter shall provide the **Insureds** with insurance coverage during the **Policy Period** excess of the **Underlying Insurance**. Coverage under this Policy shall attach only after:

A. all the Limit(s) of Insurance of the **Underlying Insurance** have been exhausted solely as a result of the actual payment of covered loss(es); or

B. the **Insured** and/or any other insurer(s), entity(ies), or individual(s) on behalf of the **Insured** has paid up to the full Limits of Insurance for covered loss(es), and satisfied any applicable deductible or retention amount(s) of the **Underlying Insurance**, if any **Underlying Insurance** fails to pay covered loss(es).

Coverage under this Policy shall apply in conformance with and subject to the limitations, conditions, provisions, and other terms of the **Followed Policy**. In no event shall coverage under this Policy be broader than coverage under any **Underlying Insurance**.

In the event of exhaustion of all the Limits of Insurance of the **Underlying Insurance** solely as a result of the payment of covered loss(es), this Policy shall continue in force as primary or governing insurance excess of the applicable deductible or retention amount(s) of the **Underlying Insurance**, which shall be applied to any subsequent covered loss as specified in the **Followed Policy**.

II. DEFINITIONS

When used in this Policy, the terms below are defined as follows:

A. **Insured**, either singular or plural, means the **Policyholder** and those organizations designated as insureds under the **Followed Policy**.

B. **Policyholder** means the organization designated in Item 1. of the Declarations of this Policy.

C. **Policy Period** means the period of time specified in Item 4. of the Declarations of this Policy.

D. **Followed Policy** means the policy or bond, including any endorsements or riders, designated in Item 3.A. of the Declarations of this Policy.

E. **Underlying Insurance** means all of the policy(ies) or bonds, including any endorsements or riders, designated in Item 3. of the Declarations of this Policy.

III. LIMIT OF INSURANCE

The amount set forth in Item 2. of the Declarations shall be the Underwriter's maximum liability for any one loss under this Policy covered by the **Underlying Insurance** in effect during the **Policy Period**.

Any coverage under the **Underlying Insurance** that provides a Limit of Insurance that is less than the Limit of Insurance stated in Item 3. of the Declarations for such **Underlying Insurance** ("Sublimit of Insurance") shall not trigger coverage under this Policy upon exhaustion of the Sublimit of Insurance; provided, however, any actual payment of covered loss(es) made under any **Underlying Insurance** on account of any loss for which coverage is subject to a Sublimit of Insurance shall be recognized by the Underwriter as reducing the Limit(s) of Insurance designated in Item 3. of the Declarations.

IV. CONDITIONS

A. Reporting and Notice – As a condition precedent to exercising any rights under this Policy, the **Policyholder** shall give the Underwriter written notice of any loss or of an occurrence which may become a loss and proof of loss under

this Policy or any **Underlying Insurance** in the same manner required by the terms and conditions of the **Followed Policy**. Notwithstanding the foregoing, notice to the insurer(s) of any **Underlying Insurance** does not constitute notice to the Underwriter. Written notice of loss shall be provided to the Underwriter at the address set forth in Item 6.A. of the Declarations.

The Underwriter shall be given notice in writing to the address set forth in Item 6.B. of the Declarations as soon as practicable in the event of (i) termination of any **Underlying Insurance**, (ii) any additional or return premiums charged or allowed in connection with any **Underlying Insurance**, or (iii) any alteration of any provision of any **Underlying Insurance**.

B. Alteration – No change in, modification of, or assignment of interest under this Policy shall be effective except when made by endorsement to this Policy by an authorized representative of the Underwriter. To the extent any **Underlying Insurance** is modified or altered, the Underwriter shall not recognize any new or modified coverage to which it has not consented to in writing.

C. Maintenance of **Underlying Insurance** – As a condition precedent to coverage under this Policy, the **Policyholder** agrees to maintain the **Underlying Insurance** during the **Policy Period** in full effect with solvent insurers. To the extent such **Underlying Insurance** is not maintained, then the **Policyholder** shall be deemed self-insured for the amount of the Limit(s) of Insurance of any such **Underlying Insurance**.

D. Claim Participation – The Underwriter may, at its sole discretion, elect to participate in the investigation, defense or settlement of any claim covered by this Policy even if the **Underlying Insurance** has not been exhausted and the **Insured** shall give the Underwriter such information and cooperation as it may reasonably require.

E. Subrogation/Recoveries – In the event of any payment under this Policy, the Underwriter shall be subrogated to all the **Insured's** rights of recovery against any person or organization to the extent of such payment, and the **Insured** shall execute and deliver agreements, instruments and papers that are requested and do whatever is necessary to secure such rights.

Any amounts recovered after payment of loss hereunder shall be apportioned in the inverse order of payment by the Underwriter and the insurers of any **Underlying Insurance** to the extent of actual payments, the balance shall be paid to the **Policyholder**. The expenses of all such recovery proceedings shall be apportioned in the ratio of respective recoveries.

Endorsement # 01

Conditions Amended Endorsement
(Subrogation/Recoveries Deleted)

ZURICH®

Policy No.	Eff. Date of Pol.	Exp. Date of Pol.	Eff. Date of End.	Add'l. Prem.	Return Prem.
FIB 0456717-01	07/01/2024	07/01/2025	07/01/2024	----	----

Policyholder: All Fidelity Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the:

Excess Select Crime Insurance Policy

It is agreed that:

Subsection IV.E. is deleted.

All other terms, conditions, provisions and exclusions of this Policy remain the same.

Endorsement # 02

Alteration Condition Amended Endorsement
(Written Agreement)

Policy No.	Eff. Date of Pol.	Exp. Date of Pol.	Eff. Date of End.	Add'l. Prem.	Return Prem.
FIB 0456717-01	07/01/2024	07/01/2025	07/01/2024		

Policyholder: All Fidelity Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the:

Excess Select Crime Insurance Policy

It is agreed that:

Section IV.B. is replaced with the following:

B. Alteration – No change in, modification of, or assignment of interest under this Policy shall be effective except when made by a written agreement or endorsement to this Policy by an authorized representative of the Underwriter. To the extent any **Underlying Insurance** is modified or altered, the Underwriter shall not recognize any new or modified coverage to which it has not consented in writing.

All other terms, conditions, provisions and exclusions of this Policy remain the same.

Endorsement # 03

Maintenance of Underlying Insurance Condition Amended Endorsement

ZURICH®

Policy No.	Eff. Date of Pol.	Exp. Date of Pol.	Eff. Date of End.	Add'l. Prem.	Return Prem.
FIB 0456717-01	07/01/2024	07/01/2025	07/01/2024	----	----

Policyholder: All Fidelity Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the:

Excess Select Crime Insurance Policy

It is agreed that:

Subsection IV.C. is replaced with the following:

C. Maintenance of **Underlying Insurance** – **Policyholder** agrees to maintain the **Underlying Insurance** during the **Policy Period** in full effect with solvent insurers. To the extent such **Underlying Insurance** is not maintained, then the **Policyholder** shall be deemed self-insured for the amount of the Limit(s) of Insurance of any such **Underlying Insurance**.

All other terms, conditions, provisions and exclusions of this Policy remain the same.

Endorsement # 04

Tied-In Limits of Liability Endorsement

(Absolute Limit, Multiple Policies for a Single Excess Program)

ZURICH®

Policy No.	Eff. Date of Pol.	Exp. Date of Pol.	Eff. Date of End.	Add'l Prem.	Return Prem.
FIB 0456717-01	07/01/2024	07/01/2025	07/01/2024	----	----

Policyholder: All Fidelity Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

Zurich Excess Select Crime Insurance Policy

It is agreed that the following is added to the end of Section III. LIMIT OF INSURANCE:

The **Insured(s)** hereby acknowledges that this Policy and other policies issued by the Underwriter and/or affiliated company(ies) shown in the SCHEDULE below are part of a single excess program with one Policy Aggregate Limit of Insurance. All payments made by the Underwriter and/or affiliated company(ies) for loss (as defined in the **Followed Policy**) covered under any one or more policy(ies) shown in the SCHEDULE below shall erode the Policy Aggregate Limit of Insurance available under this Policy, with all cumulative payments of covered loss not to exceed $5,000,000.

SCHEDULE

Underwriter/Insurer	**Policyholder**	**Policy Number**
Zurich American Insurance Company	All Fidelity Funds	EOC-0905341-01
<Insurer>	<Policyholder>	<Policy Number>
<Insurer>	<Policyholder>	<Policy Number>

All other terms and conditions of the Policy shall apply and remain unchanged.

Endorsement # 05

SANCTIONS EXCLUSION ENDORSEMENT

Policyholder: All Fidelity Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

The following exclusion is added to the policy to which it is attached and supersedes any existing sanctions language in the policy, whether included in an Exclusion Section or otherwise:

SANCTIONS EXCLUSION

Notwithstanding any other terms under this policy, we shall not provide coverage nor will we make any payments or provide any service or benefit to any insured, beneficiary, or third party who may have any rights under this policy to the extent that such cover, payment, service, benefit, or any business or activity of the insured would violate any applicable trade or economic sanctions law or regulation.

The term policy may be comprised of common policy terms and conditions, the declarations, notices, schedule, coverage parts, insuring agreement, application, enrollment form, and endorsements or riders, if any, for each coverage provided. Policy may also be referred to as contract or agreement.

We may be referred to as insurer, underwriter, we, us, and our, or as otherwise defined in the policy, and shall mean the company providing the coverage.

Insured may be referred to as policyholder, named insured, covered person, additional insured or claimant, or as otherwise defined in the policy, and shall mean the party, person or entity having defined rights under the policy.

These definitions may be found in various parts of the policy and any applicable riders or endorsements.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED

IRONSHORE INDEMNITY INC.

(A Stock Company)
175 Berkeley Street
Boston, MA 02116
Toll Free: (877) IRON411

This Policy is issued by the stock insurance company listed above (herein "Insurer").

EXCESS LIABILITY INSURANCE POLICY DECLARATIONS

UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY IS A CLAIMS MADE POLICY WHICH COVERS ONLY CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. PLEASE READ THIS POLICY CAREFULLY.

Policy No: FI4NAB095H005
Expiring Policy No: FI4NAB095H004

ITEM 1. INSURED COMPANY PRINCIPAL ADDRESS:

Fidelity Fixed Income and Asset Allocation Funds
c/o FMR LLC 88 Black Falcon First Floor,
East Side, Suite 167,
Boston, MA 02110

ITEM 2. COVERAGE PROVIDED: Excess Fidelity Insurance

ITEM 3. FOLLOWED POLICY: FMR Funds Concentric Custom Bond
INSURER: Berkshire Hathaway Specialty Insurance Company
POLICY NUMBER: 47-EPF-315882-04

ITEM 4. POLICY PERIOD:

From July 01, 2024 12:01 A.M. To July 01, 2025 12:01 A.M.
(Local time at the address shown in ITEM 1.)

ITEM 5. PREMIUM:

Premium:

Plus all applicable Taxes, Fees and Surcharges.

Premium:	$13,503.00
----------------------	-----------------
Total Amount Due:	$13,503.00

See Invoice for the date Premium is due and payable. Failure to pay the premium in full may result in voidance of coverage.

ITEM 6. LIMIT OF LIABILITY/AGGREGATE LIMIT: $5,000,000 for all Loss under all Coverages combined.

ITEM 7. UNDERLYING POLICY LIMITS/ATTACHMENT POINT: $100,000,000

ITEM 8. PENDING & PRIOR LITIGATION DATE: August 01, 2008

ITEM 9. NOTICE TO INSURER:

A. Notice of Claim, Wrongful Act or Loss:

Send to Company Indicated Above
c/o Ironshore Insurance Services, LLC
28 Liberty Street
5th Floor
New York, NY 10005

B. All other notices:

Send to Company Indicated Above
28 Liberty Street
5th Floor
New York, NY 10005

ITEM 10. BROKER ADDRESS:

Mary Coughlin
Willis Towers Watson Northeast INC
75 Arlington Street, Floor 10
Boston, MA 02116

LICENSE: N/A

ITEM 11. FORMS AND ENDORSEMENTS:

1. ADM-OFAC-0419 - Sanction Limitation and Exclusion Clause
2. EDO.008 (708) Quota Share Amendment of Declarations (Excess)
3. EXC.END.049 (0913) Tie-In Limits

THESE DECLARATIONS, TOGETHER WITH THE COMPLETED AND SIGNED APPLICATION, FOR THIS POLICY AND THE FOLLOWED POLICY, INCLUDING INFORMATION FURNISHED IN CONNECTION THEREWITH WHETHER DIRECTLY OR THROUGH PUBLIC FILING, AND THE POLICY FORM ATTACHED HERETO, CONSTITUTE THE INSURANCE POLICY.

Ironshore Indemnity Inc. by:

Secretary

President

January 6, 2025
Date

IRONSHORE INDEMNITY INC.
(A Stock Company)
175 Berkeley Street
Boston, MA 02116
Toll Free: (877) IRON411

Policy Number: FI4NAB095H005

EXCESS LIABILITY INSURANCE POLICY

I. INSURING AGREEMENT

In consideration of the payment of the premium and in reliance upon all statements made in the application for this Policy and the Followed Policy, including the information furnished in connection therewith, whether directly or through public filing, and subject to all terms, definitions, conditions, exclusions and limitations of this policy, the Insurer agrees to provide insurance coverage to the Insureds in accordance with the terms, definitions, conditions, exclusions and limitations of the Followed Policy, except as may be otherwise provided in this Policy.

II. LOSS PAYABLE PROVISION

It is agreed the Insurer shall pay the Insured as defined in the Followed Policy for Loss by reason of exhaustion by payments of all Underlying Policy Limits of all underlying policies by the underlying insurers issuing such underlying policies and/or the Insureds, subject to i) the terms and conditions of the Followed Policy as that form is submitted to the Insurer; ii) the Limit of Liability as stated in Item 6 of the Declarations; and iii) the terms and conditions of, and the endorsements attached to, this Policy. In no event shall this policy grant broader coverage than would be provided by the Followed Policy.

III. DEFINITIONS

A. The Terms “Insurer” and “Followed Policy” shall have the meanings attributed to them in the Declarations.

B. The term "Insureds” means those individuals and entities insured by the Followed Policy.

C. The term "Policy Period" means the period set forth in Item 4 of the Declarations.

D. The term "Underlying Policy Limits/Attachment Point" means an amount equal to the aggregate of all limits of liability as set forth in Item 7 of the Declarations for all Underlying Policies, plus the uninsured retention, if any, applicable to the Underlying Policies.

IV. POLICY TERMS

A. This policy is subject to the same representations contained in the Application for the Followed Policy and has the same terms, definitions, conditions, exclusions and limitations (except as regards the premium, the limits of liability, the policy period and as may be otherwise in this Policy) as are contained in the Followed Policy.

B. If during the Policy Period or any Discovery Period the terms, conditions, exclusions or limitations of the Followed Policy are changed in any manner, the Insureds shall as a condition precedent to their rights to coverage under this policy give to the Insurer written notice of the full particulars thereof and secure the Insurers affirmative consent to such modification before coverage will be effective.

C. As a condition precedent to their rights under this policy, the Insureds shall give to the Insurer as soon as practicable written notice in accordance with the terms, conditions, definitions, exclusions and limitations of the Followed Policy.

D. Notwithstanding any of the terms of this policy which might be construed otherwise, this policy shall drop down only in the event of reduction or exhaustion of the Underlying Limit and shall not drop down for any other reason including, but not limited to, uncollectibility (in whole or in part) of any Underlying Limits. The risk of uncollectibility of such Underlying Limits (in whole or in part) whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the Insureds and is not in any way or under any circumstances insured or assumed by the carrier.

Ironshore Indemnity Inc. by:



Secretary



President

IRONSHORE INDEMNITY INC.
(A Stock Company)
175 Berkeley Street
Boston, MA 02116
Toll Free: (877) IRON411

Endorsement # 1

Policy Number: FI4NAB095H005 **Effective Date of Endorsement:** July 01, 2024
Insured Name: Fidelity Fixed Income and Asset Allocation Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

SANCTION LIMITATION AND EXCLUSION CLAUSE

No Insurer shall be deemed to provide cover and no Insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that Insurer to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THIS POLICY REMAIN UNCHANGED.

IRONSHORE INDEMNITY INC.
(A Stock Company)
175 Berkeley Street
Boston, MA 02116
Toll Free: (877) IRON411

Endorsement # 2

Policy Number: FI4NAB095H005 **Effective Date of Endorsement:** July 01, 2024
Insured Name: Fidelity Fixed Income and Asset Allocation Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

QUOTA SHARE AMENDMENT OF DECLARATIONS (EXCESS)

In consideration of the premium charged, it is hereby understood and agreed that:

1. Item 6. of the Declarations is deleted and replaced by the following:

   Item 6. Aggregate Quota Share Layer Limit of Liability: $50,000,000

   Maximum aggregate Limit of Liability for all Claims made during the Policy Period.

   Subject to all of its terms and conditions, this Policy shall provide coverage for Claims in excess of the Underlying Insurance, up to the Insurer's quota share participation of the aggregate maximum limit stated above. Any Loss within the Aggregate Quota Share Layer Limit of Liability stated above shall be paid pro rata by each of the insurers subscribing to this Aggregate Quota Share Layer Limit of Liability in accordance with the proportion set forth in the Participation Agreement entered into by each such insurer. The participation of such insurers is set forth below in Item 7. of the Declarations. The obligations of such insurers who subscribe to the quota share arrangement are several and not joint, and are limited to the extent of their individual subscriptions. No subscribing insurers is responsible for the obligation of any co-subscribing insurer.

   The Insurer's participation is set forth at Item 12. of the Declarations. The Insurer has full claims and underwriting control of its portion of the quota share arrangement and no action or omission by any of the co-subscribing insurers shall bind the Insurer or be deemed a waiver of any coverage defense the Insurer has under this Policy or available at law. The Insurer shall act on its own behalf with respect to all other matters concerning this Policy, and no other insurer subscribing to the Policy may act on behalf of or bind the Insurer with respect to the Policy terms or any matter concerning the Policy. All notices by an Insured to the Insurer under this Policy shall be provided to the Insurer at the address specified in the Declarations.

2. The Declarations are amended by the addition of the following:

   Item 12.

   Insurer's Quota-Share Participation: 10%
   Insurer's Limit of Liability: $5,000,000

The Insurer agrees to pay on behalf of the Insured under the Policy that proportion of covered Loss set forth above in the manner provided under Item 3. of the Declarations and in full conformance with all the terms and conditions of the Policy.

3. Item 7. of the Declarations is amended by adding the following:

Quota Share Layer Attachment Point:	$100,000,000	
Quota Share Participant	**Policy Number**	**Limit of Liability**
U.S. Specialty Insurance Company	24-MGU-24-A58952	$8,000,000 part of $50,000,000
Everest National Insurance Company	FL5FD00012-241	$7,000,000 part of $50,000,000
Twin City Fire Insurance Co.	08 FI 0252157-24	$10,000,000 part of $50,000,000
National Casualty Company	XJO2408786	$10,000,000 part of $50,000,000
XL Specialty Insurance Company	ELU197869-24	$5,000,000 part of $50,000,000
Mosaic Syndicate Services Limited	13012P24	$5,000,000 part of $50,000,000
Ironshore Indemnity Inc.	FI4NAB095H005	$5,000,000 part of $50,000,000

4. Item 5. of the Declarations is deleted and replaced by the following:

Item 5. Total Quota Share Layer Premium: $155,192.00

Insurer's Quota-Share Participation Premium: $13,503.00

The Total Quota Share Layer Premium is payable pro rata to each of the insurers subscribing to this Quota Share Layer in accordance with the proportion set forth in its Participation Agreement.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

IRONSHORE INDEMNITY INC.
(A Stock Company)
175 Berkeley Street
Boston, MA 02116
Toll Free: (877) IRON411

Endorsement # 3

Policy Number: FI4NAB095H005
Insured Name: Fidelity Fixed Income and Asset Allocation Funds
Effective Date of Endorsement: July 01, 2024

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

TIE-IN LIMITS

It is hereby understood and agreed as follows:

Any payment of Loss under this Policy shall serve to reduce the Limit of Liability under Policy Number IA7NAB095J005. Any payment of Loss under Policy Number IA7NAB095J005 shall serve to reduce the Limit of Liability of this Policy. It is understood and agreed that only one Limit of Liability shall apply to any Loss that may be insured by this Policy and Policy Number IA7NAB095J005 and in no event will the Limit of Liability of this Policy and the Limit of Liability of Policy Number IA7NAB095J005 apply in the aggregate to any Loss arising from a Wrongful Act or Related Wrongful Acts.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

Liberty Mutual Group California Privacy Notice

Commercial Lines (excluding Workers' Compensation)
(Effective January 1, 2023)

Liberty Mutual Group and its affiliates, subsidiaries, and partners (collectively "Liberty Mutual" or "we", "us" and "our") provide insurance to companies and other insurers. This Privacy Notice explains how we gather, use, and share your data. This Privacy Notice applies to you if you are a **Liberty Mutual commercial line insured or are a commercial line claimant residing in California.** It does not apply to covered employees or claimants under Workers' Compensation policies. If this notice does not apply to you, go to libertymutual.com/privacy to review the applicable Liberty Mutual privacy notice.

What Personal Data Do We Collect?

The types of personal data we gather and share depend on both the product and your relationship to us. For example, we may gather different data if you are a claimant reporting an injury than if you want a quote for commercial property insurance. The data we gather can include your Social Security Number, income, transaction data such as account balances and payment history, and data from consumer reports. It may also include data gathered in connection with our provision of insurance services, when you apply for such services, or resulting from other contacts with you. It may also include:

- **Identifiers**, including a real name, alias, postal address, unique personal identifier, online identifier, Internet Protocol address, email address, account name, Social Security Number, driver's license number, or other similar identifiers;
- **Personal data**, such as your name, signature, Social Security Number, physical characteristics or description, address, telephone number, driver's license or state identification card number, insurance policy number, education, employment, employment history, bank account number, financial data, precise geolocation, medical data, or health insurance data;
- **Protected classification characteristics described in California Civil Code § 1798.80(e)**, including age, race, color, national origin, citizenship, religion or creed, marital status, medical condition, physical or mental disability, sex (including gender, gender identity, gender expression, pregnancy or childbirth and related medical conditions), sexual orientation, or veteran or military status;
- **Commercial information**, including records of personal property, products or services purchased, obtained, or considered, or other purchasing or consuming histories and tendencies;
- **Internet or other similar network activity**, including browsing history, search history, information on a consumer's interaction with a website, application, or advertisement;
- **Professional or employment related information**, including current or past job history **Inferences drawn from other personal information**, such as a profile reflecting a person's preferences, characteristics, psychological trends, predispositions, behavior, attitudes, intelligence, abilities, and aptitudes;
- **Risk data**, including data about your driving and/or accident history; this may include data from consumer reporting agencies, such as your motor vehicle records, and loss history information, health data, or criminal convictions;
- **Claims data**, including data about your previous and current claims, which may include data regarding your health, criminal convictions, third party reports, or other personal data; and
- **Sensitive Data** as defined under the California Privacy Rights Act when used to infer characteristics of an individual.

For information about the types of personal data we have collected in the past twelve (12) months, please go to lmi.co/caprivacynotices and click on the link for the California Privacy Policy (Consumers).

How do you gather my data?

We gather your personal data **directly from you**. For example, you provide us with data when you:	We also gather your personal data **from other people**. For example:
▪ ask about or buy insurance, or file a claim	▪ your insurance agent or broker
▪ pay your policy	▪ your employer, association or business (if you are insured through them)
▪ visit our websites, call us, or visit our office	▪ our affiliates or other insurance companies about your transactions with them
	▪ consumer reporting agencies, Motor Vehicle Departments, and inspection services, to gather your credit history, driving record, claims history, or value and condition of your property
	▪ other public directories and sources
	third parties, including other insurers, brokers and insurance support organizations who you have communicated with about your policy or claim, anti-fraud databases, sanctions lists, court judgments and other databases, government agencies, open electoral register, or in the event of a claim, third parties including other parties to the claim witnesses, experts, loss adjusters and claim handlers
	▪ other third parties who take out a policy with us and are required to provide your data such as when you are named as a beneficiary or where a family member has taken out a policy which requires your personal data

Organizations that share data with us may keep it and disclose it to others as permitted by law. For data about how we have gathered personal data in the past twelve months, please go to lmi.co/caprivacynotices and click on the link for the California Privacy Policy (Consumers).

How Do We Use Your Personal Data?

Liberty Mutual uses your data to provide you with our products and services, and as otherwise provided in this Privacy Notice. We may use your data and the data of our former customers for our business and other compatible purposes. Our business purposes include, for example:

<u>**Business Purpose**</u>	<u>**Data Categories**</u>	<u>**Do we share or sell your information as defined by CPRA**</u>
Market, sell and provide insurance. This includes, for example: • calculating your premium; • determining your eligibility for a quote; • confirming your identity and servicing your policy;	▪ Identifiers ▪ Personal Information ▪ Protected Classification Characteristics ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information	▪ No

	▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data ▪ Sensitive Data	
Manage your claim. This includes, for example: ▪ managing your claim, if any; ▪ conducting claims investigations; ▪ conducting medical examinations; ▪ conducting inspections, appraisals; ▪ providing roadside assistance; ▪ providing rental car replacement or repairs;	▪ Identifiers ▪ Personal Information ▪ Protected Classification Characteristics ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information ▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data	▪ No.
Day to Day Business and Insurance Operations. This includes, for example: • creating, maintaining, customizing, and securing accounts; • supporting day-to-day business and insurance related functions; • doing internal research for technology and development; • marketing, advertising and creating products and services; • conducting audits related to a current contact with a consumer and other transactions; • as described at or before the point of gathering personal data or with your authorization;	▪ Identifiers ▪ Personal Information ▪ Protected Classification Characteristics ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information ▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data	▪ No.
Security and Fraud Detection. This includes, for example: ▪ detecting security issues; ▪ protecting against fraud or illegal activity, and to comply with regulatory and law enforcement authorities; ▪ managing risk and securing our systems, assets, infrastructure, and premises; ▪ help to ensure the safety and security of Liberty staff, assets, and resources, which may include physical and virtual	▪ Identifiers ▪ Personal Information ▪ Protected Classification Characteristics ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information ▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data	▪ No.

access controls and access rights management; ▪ supervisory controls and other monitoring and reviews, as permitted by law; and emergency and business continuity management;		
Regulatory and Legal Requirements. This includes for example: ▪ controls and access rights management; ▪ to evaluate or conduct a merger, divestiture, restructuring, reorganization, dissolution, or other sale or transfer of some or all of Liberty's assets, whether as a going concern or as part of bankruptcy, liquidation, or similar proceeding, in which personal data held by Liberty is among the assets transferred; ▪ exercising and defending our legal rights and positions; ▪ to meet Liberty contract obligations; ▪ to respond to law enforcement requests as required by applicable law, court order, or governmental regulations; ▪ as otherwise permitted by law;	▪ Identifiers ▪ Personal Information ▪ Protected Classification Characteristics ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information ▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data	No.
Improve Your Customer Experience and Our Products. This includes, for example: • improve your customer experience, our products, and service; • to provide support, personalize, and develop our website, products, and services; • create and offer new products and services;	▪ Identifiers ▪ Personal Information ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information ▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data	No.
Analytics to identify, understand, and manage our risks and products. This includes, for example: • conducting analytics to better identify, understand, and manage risk and our products;	▪ Identifiers ▪ Personal Information ▪ Protected Classification Characteristics ▪ Commercial Information ▪ Internet or other similar network activity	No.

	▪ Professional or employment related information ▪ Inferences drawn from other personal information; ▪ Risk data ▪ Claims data ▪ Sensitive Data	
Customer service and technical support. This includes, for example: • answer questions and provide notifications; • provide customer and technical support.	▪ Identifiers ▪ Personal Information ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information ▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data	No.
Cross-Context Behavioral Advertising	▪ Identifiers ▪ IP address ▪ Internet or other similar network activity	▪ We share this information with service providers such as search engines and social media platforms

Liberty Mutual will not collect additional categories of personal information or use the personal information we collected for materially unrelated, or incompatible purposes without updating our notice.

Do We Disclose Your Personal Data?

Liberty Mutual does not sell your personal data as defined by California law.

Liberty Mutual shares your personal data as disclosed above. The California privacy law defines sharing as "communicating orally, in writing, or by electronic or other means, a consumers personal information . . . to a third party for cross-context behavioral advertising, whether or not for monetary or other valuable consideration." This occurs when you visit the Liberty Mutual website. Cookies or pixels are deployed that then allow us to show you targeted advertisements when you visit other websites or social media platforms. You have the right to opt-out of this type of sharing and you may learn more about those rights at lmi.co/caprivacychoices.

This type of sharing is different from disclosing personal information to other entities to perform a service related to providing insurance or processing your claim. How we disclose data to these types of entities is set forth below.

Liberty Mutual may disclose personal data with affiliated and non-affiliated third parties, including:

- Liberty Mutual affiliates;
- Service Providers (such as auto repair facilities, towing companies, property inspectors, and independent adjusters);
- Insurance support organizations;
- Brokers and agents;
- Public entities (e.g. regulatory, quasi-regulatory, tax or other authorities, law enforcement agencies, courts, arbitrational bodies, and fraud prevention agencies);
- Consumer reporting agencies;
- Advisors including law firms, accountants, auditors, and tax advisors;
- Insurers, re-insurers, policy holders, and claimants;
- Group policyholders (for reporting claims data or an audit);
- A person, organization, affiliates or service providers conducting actuarial or research studies; and
- As permitted by law.

We may also disclose data with other companies that provide marketing services on our behalf or as part of a joint

marketing agreement for products offered by Liberty Mutual. We will not disclose your personal data with others for their own marketing purposes.

We may also disclose data about our transactions (such as payment history) and experiences (such as claims made) with you to our affiliates.

Liberty Mutual may disclose the following categories of personal data as needed for business purposes:

Identifiers	Personal Data
Protected Classification Characteristics	Commercial Data
Internet or other similar network activity	Professional, employment, and education data
Inferences drawn from personal data	Risk Data
Claims Data	

For information about how we have shared personal information in the past twelve (12) months, please go to lmi.co/caprivacynotices and click on the link for the California Privacy Policy (Consumers).

How Long Does Liberty Mutual Retain Each Category of Personal Data?
We retain your information in accordance with our legal obligations, our records retention policies, or as otherwise permitted by law. For example, we may have a legal obligation to retain information relating to your policies or claims with us. We will delete your data once the legal obligation expires or after the period of time specified in our records retention policies. The period of retention is subject to our review and alteration.

How to Contact Us:
You can submit requests, seek additional information, or obtain a copy of our Privacy Notice in an alternative format by either:

Calling: 800-344-0197
Email: privacy@libertymutual.com
Online: www.libertymutualgroup.com/privacy-policy/data-request
lmi.co/caprivacychoices
Postal Address: Liberty Mutual Insurance Company
175 Berkeley St., 6th Floor
Boston, MA 02116
Attn: Privacy Office

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223 Website: www.wtwco.com

CONTRACT OF INSURANCE

UNIQUE MARKET REFERENCE (UMR):	**B080113012P24**
INSURED:	**Fidelity Fixed Income and Asset Allocation Funds** and as or more fully defined in the Contract Wording.
PRINCIPAL ADDRESS:	**c/o FMR LLC** **88 Black Falcon** **First Floor, East Side, Suite 167,** **Mailzone V7E,** **Boston, MA 02210** **United States of America**
TYPE:	**Insurance of:** **Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by Berkshire Hathaway Specialty Insurance Company** and as more fully defined in the Contract Wording.
PERIOD OF INSURANCE:	**From: 1 July 2024** **To: 1 July 2025** Both days at 12:01am local standard time at the above principal address of the Insured

1. RISK DETAILS

UNIQUE MARKET REFERENCE:	B080113012P24
TYPE:	Insurance of: Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by Berkshire Hathaway Specialty Insurance Company and as more fully defined in the Contract Wording.
INSURED:	Fidelity Fixed Income and Asset Allocation Funds and as or more fully defined in the Contract Wording.
PRINCIPAL ADDRESS:	c/o FMR LLC 88 Black Falcon, First Floor, East Side, Suite 167, Mailzone V7E, Boston, MA 02210 United States of America
PERIOD OF INSURANCE:	From: 1 July 2024 To: 1 July 2025 Both days at 12:01am local standard time at the above principal address of the Insured
INTEREST:	Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by Berkshire Hathaway Specialty Insurance Company and as more fully defined in the Contract Wording.
LIMIT OF LIABILITY:	USD 5,000,000 any one loss/claim and in the aggregate for the period part of USD 50,000,000 any one loss/claim and in the aggregate for the period In excess of underlying contracts for USD 100,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited
RETENTION:	Primary contract Retentions detailed as per Berkshire Hathaway Specialty Insurance Company

TERRITORIAL LIMITS: Worldwide

CONDITIONS: All terms and conditions as set forth in the Contract Wording (as attached), such wording being:-

Willis Excess Financial Lines Policy, incorporating the following, all as attached:

1. NMA 2975 (amended) Special Cancellation Clause

2. LMA 5389 U.S. Terrorism Risk Insurance Act of 2002 as Amended New and Renewal Business Endorsement

3. NMA 2918 (amended) War and Terrorism Exclusion Endorsement

4. NMA 1256 Nuclear Incident Exclusion Clause - Liability - Direct (Broad)

5 NMA 1477 Radioactive Contamination Exclusion Clause - Liability - Direct

7. Tie-In Of Limits Endorsement

7. LMA 3100 Sanctions Limitation and Exclusion Clause

6. NMA 1998 Service of Suit Clause, as attached

Losses/Claims to be notified via Willis Towers Watson,
FINEX - Claims Department,
51 Lime Street,
London EC3M 7DQ,
United Kingdom

Nothing in this Contract shall be construed as a condition precedent or a warranty unless it is expressly stated as such in the Contract

CHOICE OF LAW AND JURISDICTION: This contract shall be governed by, and construed in accordance with, the laws of the State of Massachusetts of the United States of America as more fully set out in the contract wording.

Any dispute between the parties over the terms of this contract shall be submitted to the exclusive jurisdiction of the Courts of United States of America as more fully set out in the NMA 1998 (24/4/86) Service of Suit Clause (U.S.A) as attached

	The language used for contract interpretation shall be English as set out in the contract wording. Service of Suit Nominee: Service of Suit Clause (as attached) Lloyd's America, Inc. Attention Legal Department 280 Park Avenue, East Tower, 25th Floor New York, NY 10017
PREMIUM:	USD 15,369 for USD 5,000,000 Order Hereon Any return premium will be calculated, stated and payable by insurers as net of all Broker Remuneration and Deductions as allowed.
PREMIUM PAYMENT TERMS:	Premium Payment Condition as follows: LSW3001 Premium Payment Clause (60 days), as attached. due to Insurers on or before **30 August 2024** Where any date on which the Premium is due to be paid falls on a weekend or Public Holiday, presentation to Insurers or their agents on the next working day will be deemed to comply with the relevant premium payment requirement. For the purposes of this clause, Public Holiday shall mean any public or statutory holiday in any territory through which the Premium must pass between the Insured and Insurers or their agents.
TAXES PAYABLE BY INSURED AND ADMINISTERED BY INSURERS:	None
TAXES PAYABLE BY INSURERS AND ADMINISTERED BY INSURED OR THEIR AGENT:	None
RECORDING, TRANSMITTING AND STORING INFORMATION:	Where Willis Limited maintains risk and claims data/information/ documents Willis Limited may hold data/information/documents electronically.
INSURER CONTRACT DOCUMENTATION:	This contract document details the current terms entered into by the insurer(s) and constitutes the contract document.

Any further documentation changing this contract agreed in accordance with the contract change provisions set out in this contract, shall form the evidence of such change.

NOTICE OF CANCELLATION PROVISIONS:

Where (re)insurers have the right to give notice of cancellation, in accordance with the provisions of the contract, then:

To the extent provided by the contract, the Slip Leader is authorised to issue such notice on behalf of all participating (re)insurers; and (optionally)

any (re)insurer may issue such notice in respect of its own participation.

The content and format of any such notice should be in accordance with the 'Notice of Cancellation' standard, as published by the London Market Group (LMG), or their successor body, on behalf of London Market Associations and participants. However failure to comply with this standard will not affect the validity of the notice given.

The notice shall be provided to the broker by the following means:

By an email to FINEXNOC@wtwco.com

Failure to comply with this delivery requirement will make the notice null and void. Satisfactory delivery of the notice will cause it to be effective irrespective of whether the broker has acknowledged receipt.

BESPOKE OR AMENDED WORDING AND CLAUSES, WORDING SCHEDULE(S) AND/OR DECLARATIONS AND ANY OTHER ATTACHMENTS, AS APPROPRIATE:

WILLIS EXCESS FINANCIAL LINES POLICY

Please read this Policy carefully.

SCHEDULE

Policy Number: B080113012P24

Item 1:	***Insured***:	Fidelity Fixed Income and Asset Allocation Funds
	Principal Address:	c/o FMR LLC 88 Black Falcon, First Floor, East Side, Suite 167, Mailzone V7E, Boston, MA 02210 United States of America
Item 2:	***Insurer(s):***	Mosaic Syndicate 1609
Item 3:	***Period of Insurance***:	From: 1 July 2024 To: 1 July 2025 Both days at 00:01am local standard time at the above address of the Insured
Item 4:	***Limit of Liability***:	USD 5,000,000 any one loss/claim and in the aggregate for the period part of USD 50,000,000 any one loss/claim and in the aggregate for the period
Item 5:	***Underlying Policy(ies)***:	In excess of underlying contracts for USD 100,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited
	Retention:	Primary Contract Retentions detailed as per National Union Fire Insurance Company of Pittsburgh, PA.
Item 6:	***Premium***:	USD 15,369
	Taxes:	None due from London

Item 7: Notification(s) in accordance with clause 5 required to be addressed to:

Willis Towers Watson,
FINEX - Claims Department,
51 Lime Street,
London EC3M 7DQ
United Kingdom.

Item 8: Endorsements are as attached at issue of this ***Contract***.

Item 9: Additional premium required: Nil

Item 10: Addresses for complaints:

(a) For ***Insurers*** who are Lloyd's underwriters:

Complaints
Fidentia House
Walter Burke Way
Chatham Maritime
Chatham
Kent
ME4 4RN

Email: complaints@lloyds.com

Tel: +44 (0)20 7327 5693

(b) For all other ***Insurers***:

Willis Limited will provide details on request.

Willis Excess Financial Lines Policy

In consideration of the ***Insured*** having paid or agreed to pay the ***Premium*** and subject to all of the definitions, terms, conditions and limitations of this ***Policy***, ***Insurers*** and the ***Insured*** agree as follows:

1. Insuring Agreement

1.1 Except insofar as the express terms of this ***Policy***:

(a) make specific provision in respect of any matter for which specific provision is also made in the ***Primary Policy***, in which case the express terms of this ***Policy*** shall prevail; or

(b) make specific provision in respect of any matter for which no specific provision is made in the ***Primary Policy***, in which case the express terms of this ***Policy*** shall apply;

this ***Policy*** shall take effect and operate in accordance with the terms of the ***Primary Policy***.

1.2 Subject to the ***Limit of Liability***, the ***Insurers*** shall pay to or on behalf of the ***Insured*** that proportion of ***Loss*** which exceeds the ***Underlying Limit***.

1.3 Except as provided specifically to the contrary in this ***Policy***, the ***Insurers*** shall have no liability to make payment for any ***Loss*** under this ***Policy*** until the ***Underlying Limit*** has been completely eroded by amounts which the insurers of the ***Underlying Policy(ies)***:

(i) shall have paid; or,

(ii) shall have agreed to pay; or,

(iii) shall have had their liability to pay established by judgment, arbitration award or other final binding adjudication;

whichever of (i) to (iii) above as shall occur first. Furthermore, in determining whether and the extent to which erosion has occurred,

(a) where, as part of any agreement to pay loss or liability (as applicable) under an ***Underlying Policy***, an insurer agrees to pay an amount which is less than the applicable limit of liability thereunder on terms that such payment shall be treated as or equivalent to payment in full of such limit of liability, the ***Insurers*** will pay ***Loss*** under this ***Policy*** as if such insurer had paid the applicable limit of liability in full. However, in such circumstances the ***Insurers*** shall pay ***Loss*** only to the extent that, in the absence of agreement of the kind referred to in the previous sentence, the ***Loss*** of the ***Insured*** would have exceeded the ***Underlying Limit***.

(b) where any insurer of an ***Underlying Policy*** is or becomes ***Insolvent*** with the result that it does not pay, or is unable to agree to pay, or is unable to participate in proceedings by which the liability of other insurers of the ***Underlying Policy*** is established, then the relevant insurer(s) will be deemed to have paid or to have agreed to pay or to have had their liability established, but only in the event that either:

  (i) any other insurer participating on the relevant ***Underlying Policy*** pays, agrees to pay or has its liability established by judgment, arbitration award or other final binding adjudication (whichever shall occur first); or

  (ii) the ***Insured*** establishes that the ***Insurers*** would be liable hereunder but for the ***Insolvency***.

(c) ***Insurers*** will recognise the erosion of the ***Underlying Limit*** by any payment made in respect of loss or liability (as applicable) by reason of cover provided by any ***Underlying Policy*** whether or not such cover is also provided by this ***Policy***.

(d) where any ***Underlying Policy*** (other than the ***Primary Policy***) provides cover which is more restrictive than the cover provided hereunder then, notwithstanding the absence of any liability on the part of the insurers of such ***Underlying Policy*** for some or all of any loss or liability (as applicable), such ***Underlying Policy*** shall, for the purposes of the operation of this ***Policy***, be deemed to have been eroded by such loss or liability (as applicable) to the extent that it constitutes ***Loss***.

(e) ***Insurers*** will recognise the erosion of the ***Underlying Limit*** by the operation of one or more ***Relevant Provisions***.

(f) Where for any reason, other than those under (a) to (e) inclusive, one or more insurers of the ***Underlying Policies*** do not pay loss forming part of the ***Underlying Limit*** and such unpaid loss is paid instead by or on behalf of the ***Insured***, the ***Insurers*** will recognise the erosion of the ***Underlying Limit*** as a consequence of such payment.

2. Definitions

Wherever the following words and phrases appear in bold and italics in this ***Policy*** they shall have the meanings given to them below:

"***Claim***" or "***Circumstance***" shall mean "claim", "circumstance" or any other term by which the ***Primary Policy*** identifies matters potentially giving rise to payments thereunder in respect of ***Loss***.

"***Insured***" shall mean those persons and organisations identified at Item 1 of the ***Schedule*** and all other persons and organisations as are insured or otherwise entitled to indemnity under the ***Primary Policy***.

"***Insurers***" shall mean the insurers of this ***Policy*** identified at Item 2 of the ***Schedule***.

"***Limit of Liability***" shall mean the sum(s) shown at Item 4 of the ***Schedule*** being the maximum sum(s) the ***Insurers*** are liable to pay under this ***Policy*** for all ***Loss***, subject to any reinstatement of limit expressly provided for at Item 4 of the Schedule. For the avoidance of doubt, there shall be no reinstatement of the ***Limit of Liability*** unless expressly provided for at Item 4, notwithstanding that the ***Primary Policy*** may provide for one or more reinstatements.

"***Loss***" shall mean all and any amounts for which ***Insurers*** are liable to the ***Insured*** pursuant to the terms and conditions of this ***Policy*** and, for the avoidance of doubt and subject only to the operation of any express terms hereof in accordance with clause 1.1 above, this ***Policy*** shall be liable to pay as

Loss all losses, costs, liabilities or damages and other expenses of the ***Insured*** as are covered by the ***Primary Policy*** of whatever nature and howsoever described by the ***Primary Policy***. However, and notwithstanding any provision to the contrary in the ***Primary Policy***, the liability of the ***Insurers*** of this ***Policy*** to the ***Insured*** for costs and expenses of any kind whatsoever shall be part of, and not in addition to, the ***Limit of Liability***.

"***Period of Insurance***" shall mean the period set out at Item 3 of the ***Schedule***.

"***Policy***" shall mean this insurance contract which includes any endorsements and schedules hereto.

"***Premium***" shall mean the sum shown at Item 6 of the ***Schedule***.

"***Primary Limits***" shall mean the limits of liability of the ***Primary Policy*** applicable to any loss or liability (as applicable) as set out in Item 5(a) of the ***Schedule***.

"***Primary Policy***" shall mean the policy identified at Item 5(a) of the ***Schedule*** or any policy(ies) issued in substitution thereof.

"***Relevant Provision***" shall mean any provision of an ***Underlying Policy*** which reduces the limit of liability of the ***Underlying Policy*** automatically by reference to the amount paid or payable under another policy of insurance, or by reference to the limit of liability under another policy of insurance. For the avoidance of doubt, a provision which provides that an ***Underlying Policy*** shall pay only the amount by which any loss or liability (as applicable) exceeds the amount paid or payable under any other policy or policies, or which allows the insurer credit for the value of other insurance or indemnification, or which requires the ***Insured*** to pursue such insurance or indemnification prior to claiming under the ***Underlying Policy*** (such as an "other insurance" or "non-contribution" or other similar provision), shall not be a ***Relevant Provision***.

"***Schedule***" shall mean the schedule to this ***Policy***.

"***Sublimit(s)***" shall mean any limit or limits of insurers' liability in the ***Primary Policy*** imposed in respect of a particular category of loss or liability (as applicable) and which specifies that the maximum liability of the insurer shall be less than the otherwise generally applicable limit of liability of the ***Primary Policy***.

"***Underlying Limit***" shall mean the cumulative total of the limits of liability of the insurer(s) of the ***Underlying Policy(ies)*** applicable to any loss or liability (as applicable) as set out in Item 5 of the ***Schedule***.

"***Underlying Policy(ies)***" shall mean the policies listed at Item 5 of the ***Schedule***.

3. Maintenance of the Underlying Policy(ies)

The ***Primary Policy***, or any policies issued in substitution thereof, shall be maintained in full force and effect during the ***Period of Insurance*** save to the extent that it is eroded. This obligation shall cease to apply in the event that the ***Primary Policy*** is completely eroded. Clause 1.3 hereof shall apply for the purposes of determining whether and to what extent erosion has occurred. Where an ***Underlying Policy*** other than the ***Primary Policy*** does not continue in full force and effect (other than by reason of erosion) such policy shall be deemed for all purposes of this ***Policy*** to have been maintained. The ***Primary Policy*** shall be deemed maintained if it is replaced by the operation of clause 4 hereof.

4. Step-Down of Cover

Subject always to the ***Limit of Liability***:

4.1 In the event of the reduction of the amount of indemnity available under any ***Underlying Policy*** by reason of partial erosion of the ***Underlying Limit*** (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply) this ***Policy*** shall, subject to the ***Limit of Liability*** and to the other terms, conditions and limitations of this ***Policy***, continue to be available to pay that proportion of ***Loss*** which exceeds the amount of indemnity remaining under the ***Underlying Policy(ies)***.

4.2 In the event of there being no indemnity available under the ***Underlying Policy(ies)*** by reason of the complete erosion of the ***Underlying Limit*** (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply), the remaining limits available under this ***Policy*** shall, subject to the ***Limit of Liability*** and to the other terms, conditions and limitations of this ***Policy***, continue for subsequent ***Loss*** as primary insurance and, in that event, any retention, excess or deductible and the remainder of any ***Sublimit*** specified in the ***Primary Policy*** shall apply under this ***Policy*** in respect of ***Loss***.

5. Notification

Any notification to the ***Primary Policy*** of a ***Claim*** or ***Circumstance*** which is required to be given in accordance with the terms and conditions of the ***Primary Policy*** shall also be given to the ***Insurers*** in writing.

6. Claims Participation

6.1 The ***Insurers*** shall have no liability to pay costs and expenses incurred by or on behalf of the ***Insured*** unless their consent to the incurring of such costs and expenses has first been obtained, such consent not to be unreasonably delayed or withheld.

6.2 No settlement of a claim brought by a third party shall be effected by or on behalf of the ***Insured*** for such a sum as will require payment by ***Insurers*** under this ***Policy*** unless the consent of the ***Insurers*** has first been obtained, such consent not to be unreasonably delayed or withheld.

7. Cancellation and Termination

This ***Policy*** may be terminated or cancelled or shall become automatically terminated or cancelled in the same manner and on the same basis or bases as the ***Primary Policy****.* However, breach by the ***Insured*** of any obligation to pay premium in respect of the ***Primary Policy*** or in respect of any other of the ***Underlying Policy(ies)*** shall not entitle the ***Insurers*** to terminate or cancel this ***Policy***.

8. Recoveries

Where, following payment of ***Loss*** by ***Insurers***, recovery is effected, then such recovery, net of the expenses of its being effected, shall be distributed in the following order to the following parties:

(i) to the ***Insured*** or, to such extent, if any, as appropriate, to any insurer of a policy applying excess of this ***Policy***, but only to the extent (if any) by which such loss or liability (as

applicable) exceeded the sum of the excess, deductible or retention of the ***Primary Policy***, the ***Underlying Limit*** and the amount paid hereunder; and,

(ii) if any balance remains following the application of (i) above, to the ***Insurers*** to the extent of the amount(s) paid by them hereunder in respect of ***Loss***; and,

(iii) if any balance remains following the application of (i) and (ii) above, to those, if any, entitled pursuant to the operation of the ***Underlying Policies*** to such extent, if any, of the entitlements conferred thereunder; and

For the avoidance of doubt, nothing in this ***Policy*** shall be construed as limiting or delaying the ***Insured's*** right to payment of any ***Loss*** hereunder until such time as it has effected any recovery.

9. Alteration

No material amendment to the terms of the ***Primary Policy*** shall apply in respect of this ***Policy*** unless and until agreed in writing by the ***Insurers***.

10. Reporting Period

Where the terms of the ***Primary Policy*** provide:

(i) the ***Insured*** with a period of time immediately following the policy period of the ***Primary Policy*** during which notice may be given to the insurers of the ***Primary Policy*** of any ***Claims*** or ***Circumstances***; and/or,

(ii) the right to purchase such a period,

then the ***Insured*** shall have the same period and/or right under this ***Policy*** in the same manner and on the same terms as those provided for in the ***Primary Policy*** except in relation to the premium payable (if any). The premium (if any) payable in respect of any such period available hereunder is set out in Item 9 of the ***Schedule***.

11. Governing Law and Jurisdiction

This insurance shall be governed by and construed in accordance with the laws of the State of Massachusetts and any dispute arising hereunder shall be subject to the exclusive jurisdiction of the courts of United States of America as per NMA 1998 Service of Suit Clause United States of America. as attached.

12. Complaints

The ***Insurers*** aim to provide a high standard at all times but if the ***Insured*** is not satisfied with the service provided it should contact the following:

In respect of Lloyd's underwriters: the person(s) identified in Item 10(a) of the ***Schedule***.

In respect of ***Insurers*** other than Lloyd's underwriters, Willis Limited will provide the relevant details on request.

SPECIAL CANCELLATION CLAUSE

In the event that an Underwriter:

a) ceases underwriting; or

b) is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement; or

c) has its authority to carry on insurance business withdrawn,

d) has its financial strength rating reduced by A.M.Best's, Standard & Poor's or equivalent rating agency to less than A-.

the Insured may terminate that Underwriter's participation on this risk forthwith by giving notice and the premium payable to that Underwriter shall be pro rata to the time on risk. In the event there are any notified, reserved or paid losses or circumstances, premium shall be deemed fully earned. Any return of premium shall also be subject to a written full release of liability from the Insured.

NMA2975 (amended)
30/05/03

U.S. Terrorism Risk Insurance Act of 2002 as amended New & Renewal Business Endorsement

This Endorsement is issued in accordance with the terms and conditions of the "U.S. Terrorism Risk Insurance Act of 2002" as amended, as summarized in the disclosure notice.

In consideration of the premium paid, it is hereby noted and agreed with effect from inception that the Terrorism exclusion to which this Insurance is subject, shall not apply to any “insured loss” directly resulting from any "act of terrorism" as defined in the "U.S. Terrorism Risk Insurance Act of 2002", as amended ("TRIA").

The coverage afforded by this Endorsement is only in respect of any “insured loss” of the type insured by this Insurance directly resulting from an "act of terrorism" as defined in TRIA. The coverage provided by this Endorsement shall expire at 12:00 midnight December 31, 2027, the date on which the TRIA Program is scheduled to terminate, or the expiry date of the policy whichever occurs first, and shall not cover any losses or events which arise after the earlier of these dates. The Terrorism exclusion, to which this Insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism".

This Endorsement only affects the Terrorism exclusion to which this Insurance is subject. All other terms, conditions, insured coverage and exclusions of this Insurance including applicable limits and deductibles remain unchanged and apply in full force and effect to the coverage provided by this Insurance.

Furthermore the Underwriter(s) will not be liable for any amounts for which they are not responsible under the terms of TRIA (including subsequent action of Congress pursuant to the Act) due to the application of any clause which results in a cap on the Underwriter’s liability for payment for terrorism losses.

LMA5389
09 January 2020

WAR AND TERRORISM EXCLUSION ENDORSEMENT

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other sequence to the loss;

(1) war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or

(2) any act of terrorism.
For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organisation(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear.

This endorsement also excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to (1) and/or (2) above.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

NMA2918 (amended)
08/10/2001

U.S.A.

NUCLEAR INCIDENT EXCLUSION CLAUSE-LIABILITY-DIRECT (BROAD)

For attachment to insurances of the following classifications in the U.S.A., its Territories and Possessions, Puerto Rico and the Canal Zone:-
Owners, Landlords and Tenants Liability, Contractual Liability, Elevator Liability, Owners or Contractors (including railroad) Protective Liability, Manufacturers and Contractors Liability, Product Liability, Professional and Malpractice Liability, Storekeepers Liability, Garage Liability,
Automobile Liability
(including Massachusetts Motor Vehicle or Garage Liability), not being insurances of the classifications to which the Nuclear Incident Exclusion Clause-Liability-Direct (Limited) applies.

This policy* does not apply:-

I. Under any Liability Coverage, to injury, sickness, disease, death or destruction

(a) with respect to which an insured under the policy is also an insured under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability Underwriters or Nuclear Insurance Association of Canada, or would be an insured under any such policy but for its termination upon exhaustion of its limit of liability; or

(b) resulting from the hazardous properties of nuclear material and with respect to which
(1) any person or organization is required to maintain financial protection pursuant to the Atomic Energy Act of 1954, or any law amendatory thereof, or (2) the insured is, or had this policy not been issued would be, entitled to indemnity from the United States of America, or any agency thereof, under any agreement entered into by the United States of America, or any agency thereof, with any person or organization.

II. Under any Medical Payments Coverage, or under any Supplementary Payments Provision relating to immediate medical or surgical relief, to expenses incurred with respect of bodily injury, sickness, disease or death resulting from the hazardous properties of nuclear material and arising out of the operation of a nuclear facility by any person or organization.

III. Under any Liability Coverage, to injury, sickness, disease, death or destruction resulting from the hazardous properties of nuclear material, if

(N) the nuclear material (1) is at any nuclear facility owned by, or operated by or on behalf of, an insured or (2) has been discharged or dispersed therefrom;

(b) the nuclear material is contained in spent fuel or waste at any time possessed, handled, used, processed, stored, transported or disposed of by or on behalf of an insured; or

(c) the injury, sickness, disease, death or destruction arises out of the furnishing by an insured of services, materials, parts or equipment in connection with the planning, construction, maintenance, operation or use of any nuclear facility, but if such facility is located within the United States of America, its territories or possessions

or Canada, this exclusion (c) applies only to injury to or destruction of property at such nuclear facility.

IV. As used in this endorsement:

"**hazardous properties**" include radioactive, toxic or explosive properties; "**nuclear material**" means source material, special nuclear material or by-product material; "**source material**", "**special nuclear material**", and "**by-product material**" have the meanings given them in the Atomic Energy Act 1954 or in any law amendatory thereof; "**spent fuel**" means any fuel element or fuel component, solid or liquid, which has been used or exposed to radiation in a nuclear reactor; "**waste**" means any waste material (1) containing by-product material and (2) resulting from the operation by any person or organization of any nuclear facility included within the definition of nuclear facility under paragraph (a) or (b) thereof; "**nuclear facility**" means

(N) any nuclear reactor,

(b) any equipment or device designed or used for (1) separating the isotopes of uranium or plutonium, (2) processing or utilizing spent fuel, or (3) handling, processing or packaging waste,

(c) any equipment or device used for the processing, fabricating or alloying of special nuclear material if at any time the total amount of such material in the custody of the insured at the premises where such equipment or device is located consists of or contains more than
25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235,

(d) any structure, basin, excavation, premises or place prepared or used for the storage or disposal of waste, and includes the site on which any of the foregoing is located, all operations conducted on such site and all premises used for such operations; "**nuclear reactor**" means any apparatus designed or used to sustain nuclear fission in a self- supporting chain reaction or to contain a critical mass of fissionable material. With respect to injury to or destruction of property, the word "**injury**" or "**destruction**" includes all forms of radioactive contamination of property.

It is understood and agreed that, except as specifically provided in the foregoing to the contrary, this clause is subject to the terms, exclusions, conditions and limitations of the Policy to which it is attached.

*NOTE:- As respects policies which afford liability coverages and other forms of coverage in addition, the words underlined should be amended to designate the liability coverage to which this clause is to apply.

17/3/60
N.M.A. 1256

U.S.A.

RADIOACTIVE CONTAMINATION EXCLUSION CLAUSE -LIABILITY-DIRECT
(Approved by Lloyd's Underwriters' Non-Marine Association)

For attachment (in addition to the appropriate Nuclear Incident Exclusion Clause - Liability - Direct)
to liability insurances affording worldwide coverage.

In relation to liability arising outside the U.S.A, its Territories or Possessions, Puerto Rico or the Canal Zone, this Policy does not cover any liability of whatsoever nature directly or indirectly caused by or contributed to by or arising from ionising radiations or contamination by radioactivity from any nuclear fuel or from any nuclear waste from the combustion of nuclear fuel.

13/2/64
N.M.A. 1477

All other terms, conditions and limitations of this Policy shall remain unchanged.

TIE-IN OF LIMITS ENDORSEMENT

Tie-in of limits between this Fidelity Fixed Income and Asset Allocation Funds Professional Policy and Fidelity Fixed Income and Asset Allocation Bond policy

All other terms and conditions remain unchanged.

SANCTION LIMITATION AND EXCLUSION CLAUSE

No (re)insurer shall be deemed to provide cover and no (re)insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the (re)insurer or its' parent, to any sanction, prohibition or restriction implemented pursuant to resolutions of the United Nations or the trade and economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

LMA3100
15 September 2010

SERVICE OF SUIT CLAUSE (U.S.A.)

It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon, at the request of the Assured (or Reinsured), will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters' rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another Court as permitted by the laws of the United States or of any State in the United States. It is further agreed that service of process in such suit may be made upon Lloyd's America, Inc. Attention Legal Department 280 Park Avenue, East Tower, 25th Floor New York, NY 10017 and that in any suit instituted against any one of them upon this contract, Underwriters will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

The above-named are authorized and directed to accept service of process on behalf of Underwriters in any such suit and/or upon the request of the Assured (or Reinsured) to give a written undertaking to the Assured (or Reinsured) that they will enter a general appearance upon Underwriters' behalf in the event such a suit shall be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Assured (or Reinsured) or any beneficiary hereunder arising out of this contract of insurance (or reinsurance), and hereby designate the above-named as the person to whom the said officer is authorized to mail such process or a true copy thereof.

N.M.A. 1998 (24/4/86)

All other terms, conditions and limitations of this Policy shall remain unchanged.

PREMIUM PAYMENT CLAUSE

Notwithstanding any provision to the contrary within this contract or any endorsement hereto, in respect of non payment of premium only the following clause will apply.

The (Re)Insured undertakes that premium will be paid in full to (Re)Insurers by **30 August 2024**

If the premium due under this contract has not been so paid to (Re)Insurers by **30 August 2024** (Re)Insurers shall have the right to cancel this contract by notifying the (Re)Insured via the broker in writing. In the event of cancellation, premium is due to (Re)Insurers on a pro rata basis for the period that (Re)Insurers are on risk but the full contract premium shall be payable to (Re)Insurers in the event of a loss or occurrence prior to the date of termination which gives rise to a valid claim under this contract.

It is agreed that (Re)Insurers shall give not less than 15 days prior notice of cancellation to the (Re)Insured via the broker. If premium due is paid in full to (Re)Insurers before the notice period expires, notice of cancellation shall automatically be revoked. If not, the contract shall automatically terminate at the end of the notice period.

If any provision of this clause is found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability will not affect the other provisions of this clause which will remain in full force and effect.

30/09/08
LSW3001

NMA LINES CLAUSE

This Insurance, being signed for USD 5,000,000 part of USD 50,000,000 insures only that proportion of any loss, whether total or partial, including but not limited to that proportion of associated expenses, if any, to the extent and in the manner provided in this Insurance.

The percentages signed in the Table are percentages of 100% of the amount(s) of Insurance stated herein.

NMA 2419

2. INFORMATION

INFORMATION: This section details the information that was provided to Insurers to support the assessment of the risk at the time of underwriting.

Where it is required to provide exposure information it is recommended that this should follow the ACORD exposure schedule standard which can be found at www.acord.org

Insured: **Fidelity Fixed Income and Asset Allocation Funds.**

Type of Insurance **Excess Financial Institutions Bond**

Policy Period: **01 July 2024 to 01 July 2025**

INFORMATION

(made available to and seen and agreed by Underwriters)

- FMR Funds 17g Listing March 2024
- Open Claims Report 051324

3. SECURITY DETAILS

(RE)INSURER'S LIABILITY:

(RE)INSURERS LIABILITY CLAUSE

(Re)insurer’s liability several not joint

The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer. Nor is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (re)insurer (or, in the case of a Lloyd’s syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning “signing” below.

In the case of a Lloyd’s syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member’s proportion. A member is not jointly liable for any other member’s proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd’s, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd’s syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd’s, at the above address.

Proportion of liability

Unless there is “signing” (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd’s syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its “written line”. Where this contract permits, written lines, or certain written lines, may be adjusted (“signed”).

In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd’s syndicate, the total of the proportions underwritten by all the members of the syndicate taken together). A definitive proportion (or, in the case of a Lloyd’s syndicate, the total of the proportions underwritten by all the members of a Lloyd’s

syndicate taken together) is referred to as a "signed line". The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to "this contract" in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

21/6/07
LMA3333

ORDER HEREON: USD 5,000,000 part of USD 50,000,000

BASIS OF WRITTEN LINES: Percentage of Whole

NMA 2419 - Lines Clause, as attached

BASIS OF SIGNED LINES: Percentage of Whole

SIGNING PROVISIONS: In the event that the written lines hereon exceed 100% of the order, any lines written "to stand" will be allocated in full and all other lines will be signed down in equal proportions so that the aggregate signed lines are equal to 100% of the order without further agreement of any of the (re)insurers.

However:

a) in the event that the placement of the order is not completed by the commencement date of the period of (re)insurance then all lines written by that date will be signed in full;

b) the signed lines resulting from the application of the above provisions can be varied, before or after the commencement date of the period of (re)insurance, by the documented agreement of the (re)insured and all (re)insurers whose lines are to be varied. The variation to the contracts will take effect only when all such (re)insurers have agreed, with the resulting variation in signed lines commencing from the date set out in that agreement.

WRITTEN LINES

MODE OF EXECUTION CLAUSE

This contract and any changes to it may be executed by:

a. electronic signature technology employing computer software and a digital signature or digitiser pen pad to capture a person's handwritten signature in such a manner that the signature is unique to the person signing, is under the sole control of the person signing, is capable of verification to authenticate the signature and is linked to the document signed in such a manner that if the data is changed, such signature is invalidated;
b. a unique authorisation provided via a secure electronic trading platform
c. a timed and dated authorisation provided via an electronic message/system;
d. an exchange of facsimile/scanned copies showing the original written ink signature of paper documents;
e. an original written ink signature of paper documents (or a true representation of a signature, such as a rubber stamp).;

The use of any one or a combination of these methods of execution shall constitute a legally binding and valid signing of this contract. This contract may be executed in one or more of the above counterparts, each of which, when duly executed, shall be deemed an original.

In a co-insurance placement following (re)insurers may, but are not obliged to, follow the premium charged by the lead (re)insurer.

(Re)insurers may not seek to guarantee for themselves terms as favourable as those which others subsequently achieve during the placement.

It is the responsibility of each (Re)insurer subscribing to this contract to ensure that they are appropriately licenced to underwrite this contract in the territories described herein and can also discharge their relevant Insurance Premium Tax obligations.

UMR B080113012P24
Insured:
Written % **Signed and Dated Stamp Incorporating Underwriting Reference**

Details of variation(s) to the contract applying to the above Insurer only:

Premium: **USD 15,369 for 100% for the policy period**
Brokerage: **%**
SMB: **%**

4. SUBSCRIPTION AGREEMENT

SLIP LEADER: Mosaic Syndicate Services Limited

BUREAU LEADER: If applicable, as stated here (which takes precedence) or in PPL written lines; otherwise as appointed by default to whichever Bureau Leaders has the largest signed line and, in the event of there being more than one of those, whichever Bureau Leader entered the contract on PPL the earliest of them.

Not applicable unless completed here.

Lloyds Leader:

LIRMA Leader:

ILU Leader:

BASIS OF AGREEMENT TO CONTRACT CHANGES: GUA (Version 2.0 February 2014) with Non-Marine Schedule - October 2001

A. In respect of each (re)insurer which at any time has the ability to send and receive ACORD messages via the Exchange:

i. Any contract change will be submitted by Willis Limited for agreement via an 'ACORD message';

ii. any contract change which requires notification will be notified by Willis Limited via an 'ACORD message';

iii. It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), such agreement of any contract change will be confirmed by each such (re)insurer via an appropriate 'ACORD message'. For the avoidance of any doubt, no further duty of disclosure arises in relation to any such confirmation.

B. In respect of each (re)insurer who does not have the ability to send and receive ACORD messages via the Exchange:

i. It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), any such

contract change will be submitted/notified by Willis Limited electronically via email or other electronic means;

ii. Such binding agreement of any contract change will be confirmed by each such (re)insurer via email or other electronic means. For the avoidance of any doubt, no further duty of disclosure arises in relation to any such confirmation.

Where there is a requirement for any wording to be agreed this is to be agreed by the Slip Leader only.

The Slip Leader is to determine whether amendments to the wording fall into part one, part two or part three of the GUA schedule.

The period of this contract may be extended for up to one calendar month at expiry, at terms to be on agreed by Slip Leader only.

The following clause is applicable to insurance risks which are eligible for TRIA.

TRIA NOTICE CLAUSE

Authority is hereby given to the Slip Leader to issue notice to Insured(s) as required by the U.S. Terrorism Risk Insurance Act of 2002 on behalf of all insurers hereon.

Where differing premium and/or broker remuneration and deductions terms apply to subscribing (re)insurers to this contract and the contract is subsequently subject to any form of additional/return premium, it is hereby agreed that the original premium and/or broker remuneration and deductions proportions shall be applied to such additional/return premium unless specifically stipulated to be otherwise in the endorsement.

OTHER AGREEMENT PARTIES FOR CONTRACT CHANGES, FOR PART 2 GUA CHANGES ONLY:

Where no other agreement parties for contract changes are stated herein, the agreement party will be the Slip Leader only.

OTHER AGREEMENT PARTIES FOR CONTRACT CHANGES, FOR THEIR PROPORTION ONLY:

Where no other agreement parties for contract changes are stated herein, the agreement party will be the Slip Leader only.

BASIS OF CLAIMS AGREEMENT:

As specified under the CLAIMS AGREEMENT PARTIES section of this Contract and to be managed in accordance with:

i. The SINGLE CLAIMS AGREEMENT PARTY ARRANGEMENT – LMA9150 [as below] for claims or circumstances assigned as Single Claims Agreement Party Claims (SCAP Claims) or, where it is not applicable, then the following shall apply as appropriate:-

ii. The Lloyd's Claims Scheme (combined) or as amended or any successor thereto.

(N.B. The applicable Lloyd's Claims Scheme/part will be determined by the rules and scope of the Schemes(s))

iii. IUA claims agreement practices.

iv. The practices of any company(ies) electing to agree claims in respect of their own participation.

The applicable arrangements (scheme, agreement or practices) will be determined by the rules and scope of said arrangements and should be referred to as appropriate.

Single Claims Agreement Party Arrangements

1 Single Claims Agreement Party

1.1 Scope

All claims having, or circumstances assessed by the SLIP LEADER as having, a **Claim Amount** at or below GBP250,000 or currency equivalent (the **Threshold Amount**) will be designated a Single Claims Agreement Party Claim (**SCAP Claim**) and will be managed within the terms of these Single Claims Agreement Party Arrangements (these **Arrangements**). For the purposes of these **Arrangements** the SLIP LEADER must be: (a) an authorised person (as defined in Section 31 of the Financial Services and Markets Act 2000) with permission to effect and/or carry out contracts of insurance; or (b) a Member of Lloyd's.

1.2 Exceptions

Where:

1.2.1 the **Claim Amount** is more than, or, in the assessment of the SLIP LEADER, is likely to be more than, the **Threshold Amount**; and/or

1.2.2 after making further enquiries, there remains insufficient information to form a view on the likely quantum of any circumstance or claim and in the SLIP LEADER'S assessment, there

is a material risk that the quantum will ultimately exceed the **Threshold Amount**; and/or

1.2.3 issues arise of fraud or avoidance (either under the Insurance Act 2015 or otherwise) or there are allegations against (re)insurers of regulatory breach which may result in regulatory action being taken against (re)insurers, or actionable allegations of improper claims handling have been made in respect of the claim at issue, or, in the assessment of the SLIP LEADER, such issues are likely to arise in connection with a claim; and/or

1.2.4 in the assessment of the SLIP LEADER a claim is, or is likely to become, controversial or complex, or is likely to become subject to **Dispute Resolution Proceedings**,

such claims or circumstances shall be managed in accordance with the provisions of the applicable BASIS OF CLAIMS AGREEMENT.

2. Slip Leader Responsibilities

2.1 Receipt of a Claim

Upon receiving a notification of a claim or circumstance, the SLIP LEADER shall, as soon as practicable, reasonably assess and decide, based on all the relevant circumstances (including but not limited to the **Claims Information**), whether such claim or circumstance is a **SCAP Claim** and notify the Broker accordingly with instructions for it to advise this decision to all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section.

2.2 Role of the Slip Leader

A **SCAP Claim** shall be **Determined** by the SLIP LEADER on behalf of itself and all (re)insurers which subscribe: (1) to this **Contract** on the same contractual terms (other than premium and brokerage); and (2) to these **Arrangements** (**Subscribing (Re)Insurers**).

When Determining a **SCAP Claim**, including where the SLIP LEADER may have delegated the **Determination** of a **SCAP Claim**, the SLIP LEADER must always:

2.2.1 act in good faith and exercise the reasonable care of a competent (re)insurer; and

2.2.2 act in the best interest of all **Subscribing (Re)Insurers** on whose behalf it acts; and

2.2.3 comply with all laws, sanctions regimes, regulations and related guidance (including, but not limited to, those issued by Lloyd's, the Financial Conduct Authority and/or the Prudential Regulation Authority) as may be applicable to the **Determination** of a **SCAP Claim** and to which the SLIP LEADER is subject, including, but not limited to conduct of business rules requiring (re)insurers to treat customers fairly (if applicable in that jurisdiction); and

2.2.4 notify either directly or via the Broker, all **Subscribing (Re)Insurers** of any **Dispute Resolution Proceedings** commenced against them.

For the avoidance of doubt, the SLIP LEADER shall have no obligations or liability to any (re)insurer, other than a **Subscribing (Re)Insurer**, arising out of or in any way connected with the **Determination** of a **SCAP Claim**.

2.3 Reassigning Claims

Where during the life of a **SCAP Claim** any of the provisions of clause 1.2 apply, the SLIP LEADER shall:

2.3.1 reassign the **SCAP Claim** to the claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section; and

2.3.2 notify the Broker accordingly with instructions for it to advise all applicable claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

The SLIP LEADER may, at any time, reassign a **SCAP Claim** outside of these **Arrangements** if having due regard to the available **Claims Information**, all relevant circumstances and its ability to act in accordance with clauses 2.2.1 to 2.2.3 inclusive, it considers that this assignment would be appropriate, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

The Broker may also, at any time, reassign a **SCAP Claim** outside of these **Arrangements** and to the provisions of the

applicable BASIS OF CLAIMS AGREEMENT by advising all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section.

Where a **SCAP Claim** has been reassigned outside of these **Arrangements**, it may not, without the consent of all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section, be reassigned as a **SCAP Claim**.

Notwithstanding clauses 1.2.1 and 1.2.2 but without prejudice to any other right or requirement to (re)assign a **SCAP Claim** outside of these **Arrangements**, where the exchange rate between Sterling and the currency in which the **SCAP Claim** has been made fluctuates after the conversion date stated in A of the CLAIMS AGREEMENT PARTIES section such that the Sterling value of the claim exceeds the **Threshold Amount**, the claim shall not cease to be a **SCAP Claim** by reason of the currency fluctuation alone.

2.4 Delegation of Determination

The SLIP LEADER may delegate its **Determination** of a SCAP Claim to another entity.

Despite its right to delegate the **Determination** of a **SCAP Claim** pursuant to these **Arrangements** the SLIP LEADER shall remain responsible for all acts and omissions of the delegate and the acts and omissions of those employed or engaged by the delegate as if they were its own.

2.5 Processing Claims

The SLIP LEADER shall ensure that all supporting information has been properly documented prior to payment of the claim and that such records are kept for a period of no less than seven years after closure, subject always to the requirements of applicable laws (including but not limited to those applicable to the processing of personal data and privacy).

3. Broker Responsibilities

Notwithstanding the application of these **Arrangements**, the Broker shall advise all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section of any or all of the following matters or events, where known, as soon as practicable:

3.1 any new claim or circumstance assigned as a **SCAP Claim**;

3.2 any recommended reserve or reserves for a **SCAP Claim**;

3.3 any revision to the recommended reserve or reserves for a **SCAP Claim**;

3.4 any change in the assignment of a **SCAP Claim**;

3.5 the receipt of notice of the commencement of any **Dispute Resolution Proceedings** relating to a **SCAP Claim**;

3.6 the final **Determination** of a **SCAP Claim**, including where a **SCAP Claim** is denied;

3.7 any receipt of a complaint against (re)insurers;

3.8 any termination of the SLIP LEADER's authority to **Determine** claims under clauses 4.1 to 4.3 inclusive; and/or

3.9 where so requested by the SLIP LEADER, the identity and participation of all **Subscribing (Re)Insurers**.

A **Subscribing (Re)Insurer** may request the SLIP LEADER and/or Broker to provide such further information as it may reasonably require and the SLIP LEADER and Broker shall co-operate fully with any such request.

4. Termination of the SLIP LEADER's Authority

In the event that the SLIP LEADER:

4.1 becomes the subject of voluntary or involuntary rehabilitation or liquidation, action in bankruptcy or similar or in any way otherwise acknowledges its insolvency or is unable to pay its debts or losses; or

4.2 has its right to transact the main class of business covered by the slip withdrawn, suspended, removed or made conditional or impaired in any way by any regulatory authority; or

4.3 ceases to be either: (a) an authorised person (as defined in Section 31 of the Financial Services and Markets Act 2000) with permission to effect and/or carry out contracts of insurance; or (b) a member of Lloyd's,

the authority of that SLIP LEADER to **Determine** all **SCAP Claims** shall automatically terminate from the date of that event, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

5 Professional Advisers

5.1 The SLIP LEADER has the sole authority to appoint and instruct an independent, external, professional adviser (which may include, but is not limited to, a lawyer, loss adjuster, surveyor, actuary or accountant) on behalf of **Subscribing (Re)Insurers** where, in its sole discretion, it considers the professional adviser necessary for the **Determination** of a claim. The SLIP LEADER shall

supervise the professional adviser throughout the period of their appointment.

5.2 A professional adviser appointed in connection with a **SCAP Claim** pursuant to clause 5.1 above may, at the SLIP LEADER's discretion, be instructed to send all reports and correspondence directly to the SLIP LEADER. The professional adviser's fees shall be agreed by the SLIP LEADER. The fees of the professional adviser shall be shared between the **Subscribing (Re)Insurers** in accordance with their respective shares of the **SCAP Claim**.

6 Claims Concerns

If a **Subscribing (Re)Insurer** has a concern regarding the handling of a **SCAP Claim** by the SLIP LEADER it shall notify the SLIP LEADER of its concern. The SLIP LEADER and the **Subscribing (Re)Insurer** which has raised the concern shall promptly confer and use their best endeavours to resolve the concern. If any disagreement remains after a period of 28 days from the date on which the concern was notified to the SLIP LEADER, the authority of the SLIP LEADER to **Determine** the **SCAP Claim** to which the concern relates shall terminate, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

7 Intra-(Re)Insurer Dispute Resolution Protocols

Before a **Subscribing (Re)Insurer** (Claimant) can bring a legal claim against the SLIP LEADER in relation to the **Determination** of a **SCAP Claim** or for an alleged breach of its obligations under these **Arrangements**, it must first attempt to resolve the dispute (**Dispute**) as follows:

7.1 The **Claimant** shall notify the SLIP LEADER that it is commencing the **Dispute Resolution Protocols** prescribed in this clause 7.

7.2 The **Dispute** shall first be referred to representatives of the SLIP LEADER and of the **Claimant** who shall meet in a good faith effort to resolve the **Dispute**. If a resolution is not achieved within 21 days from the date the **Dispute** was referred to these individuals, the matter shall be escalated to a member of senior management responsible for claims, for each of the **Claimant** and SLIP LEADER, who shall attempt to resolve the **Dispute**.

7.3 If the **Dispute** has not been resolved within 28 days from the date upon which it is referred to senior management, then the **Claimant** and SLIP LEADER shall enter into a mediation agreement in the form prescribed by the LMA and IUA. If the resulting

mediation fails to resolve the **Dispute**, then the **Dispute** shall be settled by arbitration in accordance with clause 7.4, provided always that the decision to commence an arbitration must be taken by the senior management of the **Claimant** in question.

7.4 All arbitrations arising out of or in connection with a **Dispute** shall be referred to arbitration under ARIAS Fast Track Arbitration Rules. The seat of arbitration shall be London.

8 Limitation of Liability

8.1 The total liability, whether in contract, in tort (including but not limited to negligence), breach of fiduciary duty, breach of statutory duty or otherwise, of a SLIP LEADER to all **Subscribing (Re)Insurers** on whose behalf it has acted, or is acting, under these **Arrangements** shall not exceed GBP 500,000 in respect of any one **SCAP Claim** (**Liability Cap**).

8.2 If the aggregate liability of a SLIP LEADER in respect of any one **SCAP Claim** would exceed the **Liability Cap**, the **Subscribing (Re)Insurers** shall each be entitled to be paid only a share of the **Liability Cap** calculated in proportion to the share of the (re)insurance underwritten by each **Subscribing (Re)Insurer** (excluding for the purposes of this clause any share underwritten by the SLIP LEADER).

8.3 A SLIP LEADER shall not be liable for loss of profits, loss of business, loss of use (in each case whether direct or indirect) or any other indirect, special, or consequential damages alleged to have been suffered by a **Subscribing (Re)Insurer** arising out of its breach of the terms of these **Arrangements**.

8.4 Notwithstanding clause 8.3 but subject always to clauses 8.1, 8.2 and 8.5, nothing in this clause 8 is intended to exclude the SLIP LEADER'S liability to the **Subscribing (Re)Insurers** in respect of damages payable by the **Subscribing (Re)Insurers** to the (re)insured, in addition to the Claim Amount, arising from the mishandling of a **SCAP Claim** by the SLIP LEADER, its agents or employees, where such mishandling gives rise to an actionable claim for damages against **Subscribing (Re)Insurers**.

8.5 Nothing in these **Arrangements** shall exclude, restrict or limit with respect to the handling of a **SCAP Claim** a SLIP LEADER's liability for: (1) fraud or fraudulent misrepresentation; (2) death or personal injury caused by its negligence or the negligence of its employees or agents; or (3) any matter in respect

of which it would be unlawful to exclude or restrict liability.

9 Choice of Law and Jurisdiction

Notwithstanding any other choice of law, express or implied in the contract of (re)insurance, the provisions of these **Arrangements** shall be construed and governed in accordance with the Laws of England and Wales and the **Subscribing (Re)Insurers** submit to the exclusive jurisdiction of the Courts of England and Wales.

10 Exclusions

10.1 The following types of business (and applicable risk codes for Lloyd's) are excluded from these **Arrangements**:

10.1.1 Binding Authorities;

10.1.2 Proportional & Quota Share Treaties.

10.2 The following forms of settlement are excluded from these Arrangements:

10.2.1 ex gratia payments of any kind;

10.2.2 commutation agreements.

Definitions

In these **Arrangements**, unless the context otherwise requires, the following words shall have the following meanings:

Claim Amount means:

- in relation to each **SCAP Claim**, the total amount claimed (after the application of any applicable deductible(s));or

- in relation to a circumstance, the total amount which, in the judgement of the SLIP LEADER, may be claimed (after the application of any applicable deductible(s)),

- by the (re)insured from all (re)insurers under the **Contract** including, but not limited to, any of their expenses or other sums that are recoverable from the (re)insurers under the **Contract** pursuant to the terms of the (re)insurance. The Claim Amount shall exclude any costs incurred by the (re)insurers arising out of, or in connection with the handling of a **SCAP Claim**.

Claims Information means the information contained within a notification or provided by the (re)insured or its agent in relation to a **SCAP Claim**. It also includes all information obtained by the SLIP LEADER or provided by any **Professional Adviser** employed by (re)insurers.

Contract means, for the purposes of these **Arrangements**, (re)insurance evidenced by (re)insurers subscribing to a single Market Reform Contract and where all (re)insurers participate on the same contractual terms and conditions (other than premium and brokerage).

Determination/Determine means all claims handling activities necessary (including the appointment and instruction of any **Professional Advisers**) in order to: (i) accept or deny a **SCAP Claim**, in whole or in part; (ii) agree any amount payable and (iii) resolve finally any open matter in respect of the **SCAP Claim** by agreement or, negotiation.

Dispute Resolution Proceedings means any litigation, arbitration, mediation, regulatory hearing (other than before an ombudsman) or other contested proceeding commenced by or against **Subscribing (Re)Insurers** in any jurisdiction.

LMA9150
01 February 2018

CLAIMS AGREEMENT PARTIES:

A. Claims falling within the scope of the (LMA9150) to be agreed by Slip Leader only on behalf of all (re)insurers subscribing (1) to this Contract on the same contractual terms (other than premium and brokerage) and (2) to these Arrangement.

For the purposes of calculating the Threshold Amount, the sterling rate on the date that a financial value of the claim is first established by the Slip Leader shall be used and the rate of exchange shall be the Bank of England spot rate for the purchase of sterling at the time of the deemed conversion.

B. For all other claims:

i) For Lloyd's syndicates:

The leading Lloyd's syndicate and, where required by the applicable Lloyd's Claims Scheme, the second Lloyd's syndicate.

The second Lloyd's Syndicate, unless designated here or elsewhere in the contract otherwise as appointed by default to whichever Lloyd’s syndicate has the largest signed line and, in the event of there being more than

one of those, whichever Lloyd's syndicate entered the contract on PPL the earliest of them.

....

ii) Those companies acting in accordance with the IUA claims agreement practices, excepting those that may have opted out via iii) below

iii) Those companies that have specifically elected to agree claims in respect of their own participation.

iv) All other subscribing insurers that are not party to the Lloyd's/IUA claims agreement practices, each in respect of their own participation.

v) Notwithstanding anything contained in the above to the contrary, any ex gratia payments to be agreed by each (re)insurer for their own participation.

CLAIMS ADMINISTRATION:

Willis Limited and (re)insurers agree that any claims hereunder (including any claims related costs/fees) will be notified and administered via the Electronic Claims File (ECF) with any payment(s) processed via CLASS, unless both parties agree to do otherwise.

Where claims or circumstances are not administered via ECF, notification, administration and payment(s) will be electronic.

Where a Lloyd's syndicate or IUA company is not an agreement party to the claim or circumstance (per CLAIMS AGREEMENT PARTIES A. above) they agree to accept correct ECF sequences for administrative purposes to ensure information is circulated to all subscribing parties.

Willis Limited are authorised to obtain translations of claims documents on behalf of insurers, with Insurers' associated costs being payable by Insurers as provided for under Expert(s) Fees Collection heading.

For Non Bureaux Insurers only

Claims settlement to be remitted to Willis Limited (unless otherwise specified within the contract) within 7 working days after agreement of claim by Slip Leader and submission of collection to market(s).

RULES AND EXTENT OF ANY OTHER DELEGATED CLAIMS AUTHORITY:	None Where the Claims Agreement Parties hereunder have delegated authority to a third party, then all insurers will follow the settlements of the appointed third party.
EXPERT(S) FEES COLLECTION:	In respect of Expert(s) Fees payable by (re)insurers for services performed on their behalf, an appointed Service Provider to provide all collection and disbursement services on behalf of (re)insurers in conjunction with, whenever appropriate, Xchanging in respect of any bureau markets. In respect of Expert(s) Fees payable by (re)insurers for services performed on behalf of the (re)insured Willis Limited to collect fees.
SETTLEMENT DUE DATE:	30 August 2024 In the absence of a Settlement Due Date, a Premium Payment Warranty or a Premium Payment Clause which automatically cancels the contract if premium payment is not paid by a specified date, the Settlement Due Date will be calculated by granting 60 days (or 90 days in respect of reinsurance) from whichever is the later of either: 1) the inception date of the risk or 2) the date on which the final (Re)insurer agreement is obtained In the event the details contained within the contract (MRC) differ from those shown in any electronic trading platform, it is understood and agreed that the contract (MRC) shall take precedence.
INSTALMENT PREMIUM PERIOD OF CREDIT:	Not applicable unless detailed here.
ADJUSTMENT PREMIUM PERIOD OF CREDIT:	Not applicable unless detailed here.
BUREAUX ARRANGEMENTS:	**Premium Processing Clause** Where the premium is to be paid through Xchanging Ins-sure Services (XIS), payment to Insurers will be deemed to occur on the day that a delinked premium is released for settlement by the Appointed Broker or in the case of non-delinked premiums, on the day that the error-free Premium Advice Note (PAN) is submitted to XIS.

Where premiums are to be paid by instalments under the Deferred Account Scheme, and the Appointed Broker does not receive the premium in time to comply with the agreed settlement date for the second or subsequent instalment, the Appointed Broker, if electing to suspend the automatic debiting of the relevant deferred instalment, shall advise the Slip Leader in writing and instruct XIS accordingly. XIS shall then notify Insurers. Payment to any entity within the same group of companies as the Appointed Broker will be deemed to be payment to the Appointed Broker.

Nothing in this clause shall be construed to override the terms of any Premium Payment Warranty or Clause or any Termination or Cancellation provision contained in this contract. Furthermore, any amendment to the Settlement Due Date of a premium instalment as a result of the operation of this Premium Processing Clause shall not amend the date that such instalment is deemed to be due for the purposes of such Premium Payment Warranty or Clause or Termination or Cancellation provision unless Insurers expressly agree otherwise.

Appointed Broker : Willis Limited

LSW3003
14/12/09

Xchanging Ins-sure Services (XIS) are authorised to sign premium, de-linked or otherwise, from individual insureds, cedants, territories, insurers or class of business sections separately as and when received from Willis Limited.

In the event that any applicable premium payment warranty, clause or condition has a different due date to the settlement due date, XIS are hereby authorised to amend the settlement due date to match the premium payment warranty, clause or condition due date. This agreement shall be binding on all bureau insurers.

Insurers hereby agree that any premium payable in instalments under this contract will be processed as delinked additional premium entries other than when submitted under the Deferred Account Scheme.

Where any Settlement Due Date (SDD), Premium Payment Warranty (PPW) or Premium Payment Condition (PPC) due date falls on a weekend or public holiday, presentation to XIS or insurers hereon or release for settlement of a delinked premium as applicable on the next working day will be deemed to be in compliance with such SDD, PPW or PPC.

Where Premium Transfers have been completed any additional/return premiums due thereafter will be paid/deducted from the last Year of Account unless advised differently by (re)insurers.

Agreed to accept currency rate of exchange adjustments as presented to XIS bearing evidence of Insured payment / settlement.

For signing purposes XIS agree to accept netted down premiums (being both gross and net) as presented by Willis Limited.

All premium related transactions shall be settled in the same currency as indicated in this contract and all claims related transactions, including fees and expenses shall be paid in any appropriate currency as requested by the Insured, expert or adjuster, providing:

Where the currency(ies) is not a currency nominated by Lloyd's, IUA or XIS as a settlement currency, or where one or more XIS Underwriter does not transact business in a nominated XIS settlement currency or where all or part of the Lloyd's premium is to be settled in US Dollars (USD) for US or Canadian Trust Fund purposes, then all transactions will be converted into Pounds Sterling (GBP), US Dollars (USD) or Euro (EUR), as specified by Willis Limited, at the applicable rate of exchange which shall be determined by:

a) the date of receipt by Willis Limited for premiums
b) the date of payment to the client for claims and return premiums or as agreed by the Slip Leader.

XIS are authorised to:

- issue For Declaration Only (FDO) signings (to allow prompt policy signing and notification of claims via ECF, where necessary).

Insurers agree to allow delinked signings to be removed on Broker instruction only, subject to evidence that insurers have been advised by the Broker that it has been unable to collect the premium.

Tax Schedules and other documentation supporting premium calculation included within submissions to XIS are deemed informational documents only and do not form part of the contract nor require underwriter agreement.

For the purpose of policy production only references to “Slip Leader” and “Slip Leader only” herein are deemed to read “Insurers”.

NON-BUREAUX ARRANGEMENTS:

Insurers agree to accept premium from individual insureds, cedants, territories or class of business sections separately as and when received from Willis Limited.

In the event that any applicable premium payment warranty, clause or condition has a different due date to the settlement due date, insurers hereby agree the settlement due date is amended to match the premium payment warranty, clause or condition due date. This agreement shall be binding on all non-bureau insurers.

Premium included in the next Statement of Account dispatched electronically after SDD shall be deemed to meet Premium Payment Terms. This does not supersede priority payments nor special payment terms nor specifically agreed payment and currency terms stated in this contract.

Notwithstanding anything to the contrary contained herein, premium due in respect of this contract that is available for settlement and presented to (re)insurers in a Technical Account (TA) ACORD message on or before the PPW, PPC or SDD date shall be deemed to satisfy said Premium Payment Terms. (Re)insurers are responsible for the Business Acceptance (BA) of each Technical Account (TA) to enable funds to be included within the next e-Accounting Financial Account (FA) ACORD message.

Agreed to accept currency rate of exchange adjustments as presented to insurers bearing evidence of Insured payment / settlement.

All premium related transactions shall be settled in the same currency as indicated in this contract and all claims related transactions, including fees and expenses shall be paid in any appropriate currency as requested by the Insured, expert or adjuster, providing:

Where the currency(ies) is not a currency nominated by insurers or Willis Limited as a settlement currency, then all transactions will be converted into Pounds Sterling (GBP), US Dollars (USD) or Euro (EUR), as specified by Willis Limited, at the applicable rate of exchange which shall be determined by:

a) the date of receipt by Willis Limited for premiums
b) the date of payment to the client for claims and return premiums or as agreed by the Slip Leader.

Settlements in respect of any Canadian interest will be converted, where necessary, into US Dollars (USD) or Canadian Dollars (CAD) for payment to insurers at the applicable rate of exchange determined by the date of premium receipt by Willis Limited.

5. FISCAL AND REGULATORY

TAX PAYABLE BY INSURER(S):	None.
COUNTRY OF ORIGIN:	United States of America
REGULATORY RISK LOCATION:	United States of America
OVERSEAS BROKER:	Willis Towers Watson Northeast, Inc. 75 Arlington Street, Floor 10, Boston, MA 02199 United States of America
SURPLUS LINES BROKER:	Willis Towers Watson Northeast, Inc. 75 Arlington Street, Floor 10, Boston, MA 02199 United States of America Surplus Lines License Number: 179022
US CLASSIFICATION:	US Surplus Lines
ALLOCATION OF PREMIUM TO CODING:	BB (Crime) – 99% 7T- 1% In the event the details contained within the contract (MRC) differ from those shown in any electronic trading platform, it is understood and agreed that the contract (MRC) shall take precedence.
REGULATORY CLIENT CLASSIFICATION:	Commercial - Large Risk

6. BROKER REMUNERATION AND DEDUCTIONS

FEE PAYABLE BY CLIENT?:	Yes
TOTAL BROKERAGE:	Nil
OTHER DEDUCTIONS FROM PREMIUM :	Nil

SECURITY DETAILS

REFERENCES

UMR (Unique Market Reference): B080113012P24

Date contract printed to PDF: 13:37 17 July 2024

SIGNED UNDERWRITERS

Mosaic Syndicate Services Limited / Asta Europe SRL trading as Mosaic Europe **Slip Leader**

100%
Written

P	F	I	2	1	7	3	3	2	4	A	A			

100%
Signed

12:00 12 July 2024
Mosaic Syndicate Services Limited (115988NMV) LNR24C199 FI S3 2024 MOS1609 55.556%, RNR1458 11.111%, AFB5623 6.667%, FLX1985 8.333%, MMX2010 2.406%, LRE3010 4.817%, SII1945 5.555%, BRT2988 5.555%. Premium/Claims MSSL / ClaimsFNOL@mosaicinsurance.com
Sam Price
Bound

SETTLEMENT INFORMATION

Terms of Settlement

Settlement Due Date:	30 August 2024
Instalment Premium Period of Credit:	0
Adjustment Premium Period of Credit:	0

Mosaic Syndicate Services Limited / Asta Europe SRL trading as Mosaic Europe

Non-Bureau Leader

Sam Price

XL Insurance

AXA XL - Professional Insurance
100 Constitution Plaza, 17th Floor,
Hartford, CT 06103
Phone 860-246-1863, Fax 860-246-1899

August 16, 2024

Mary Coughlin
Willis Towers Watson Northeast Inc
75 Arlington Street
Floor 10
Boston, MA 02116

Re: Fidelity Fixed Income and Asset Allocation Funds
Excess Bond (xs $100M) Policy

Dear Mary,

Enclosed, please find the policy for **Fidelity Fixed Income and Asset Allocation Funds**. Thank you for choosing XL Insurance. Please call if you have any questions or concerns.

Sincerely,

Bill Caporale

sml

Policy Number: **ELU197869-24**
Renewal of Number: ELU190725-23

XL Specialty Insurance Company
(Hereafter called the Insurer)

EXCESS POLICY DECLARATIONS

Executive Offices:
70 Seaview Avenue
Stamford, CT 06902-6040
Telephone 877-953-2636

Regulatory Office:
505 Eagleview Blvd., Ste. 100
Exton, PA 19341-1120
Telephone: 800-327-1414

THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

Item 1. Name and Mailing Address of Insured Entity:

Fidelity Fixed Income and Asset Allocation Funds
c/o FMR LLC, 88 Black Falcon
First Floor, East Side, Suite167
Boston, MA 02210

The Insured Entity will be the sole agent for and will act on behalf of the Insured with respect to all matters under this Policy.

Item 2. Policy Period: **From:** July 01, 2024 **To:** July 01, 2025

At 12:01AM Standard Time at your Mailing Address Shown Above

Item 3. Limit of Liability:

$5,000,000 part of $50,000,000 Aggregate each **Policy Period** (including Defense **Expenses**)

Item 4. Schedule of Underlying Insurance:

		Insurer	Policy No	Limit of Liability
(a)	Primary Policy	Berkshire Hathaway Specialty Insurance Company	47-EPF-315881-04	$10,000,000
(b)	Underlying Excess Policy	Federal Insurance Company	82484869	$10,000,000
		National Union Fire Insurance Company of Pittsburgh PA	01-307-65-48	$10,000,000
		ICI Mutual Insurance Company	87153324B	$10,000,000
		Allied World Assurance Company, AG	C014841/014	$10,000,000
		QBE Insurance Corporation	130005116	$10,000,000
		Travelers Casualty and Surety Company of America	106547262	$10,000,000
		Continental Casualty Company	287042220	$10,000,000
		Starr Indemnity & Liability Company	1000059071241	$10,000,000
		AXIS Insurance Company	P-001-000158021-05	$5,000,000

Zurich American Insurance Company	FIB-0456717-01	$5,000,000
Ironshore Indemnity Inc	FI4NAB095H005	$5,000,000 part of $50,000,000
Everest National Insurance Company	FL5FD00012-241	$7,000,000 part of $50,000,000
Lloyds of London	13012P24	$5,000,000 part of $50,000,000
US Specialty Insurance Company	24-MGU-24-A58952	$8,000,000 part of $50,000,000
Twin City Fire Insurance Company	08 FI 0252157-24	$10,000,000 part of $50,000,000
Freedom Specialty Insurance Company	XJO2408786	$10,000,000 part of $50,000,000

Item 5. Notices required to be given to the Insurer must be addressed to:

XL Professional Insurance
100 Constitution Plaza, 13th Floor
Hartford, CT 06103
by electronic mail (email) to: proclaimnewnotices@axaxl.com.
Toll Free Telephone: 877-953-2636

Item 6. Premium:

Taxes, Surcharges or Fees:	$0.00
Total Policy Premium:	$15,589.00

Item 7. Policy Forms and Endorsements Attached at Issuance:

XS 71 00 05 14 XS 80 07 12 14 XL 80 23 07 02

THESE **DECLARATIONS** AND THE POLICY, WITH THE ENDORSEMENTS, ATTACHMENTS, AND THE **APPLICATION** SHALL CONSTITUTE THE ENTIRE AGREEMENT BETWEEN THE INSURER AND THE **INSURED** RELATING TO THIS INSURANCE.

IN WITNESS

XL SPECIALTY INSURANCE COMPANY

REGULATORY OFFICE
505 EAGLEVIEW BOULEVARD, SUITE 100
DEPARTMENT: REGULATORY
EXTON, PA 19341-1120
PHONE: 800-688-1840

It is hereby agreed and understood that the following In Witness Clause supercedes any and all other In Witness clauses in this policy.

All other provisions remain unchanged.

IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.

Lucy Pilko
President

Toni Ann Perkins
Secretary

POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM
INSURANCE COVERAGE

Coverage for acts of terrorism is included in your policy. You are hereby notified that the Terrorism Risk Insurance Act, as amended in 2019, defines an act of terrorism in Section 102(1) of the Act: The term “act of terrorism” means any act or acts that are certified by the Secretary of the Treasury - in consultation with the Secretary of Homeland Security, and the Attorney General of the United States —to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion. Under your coverage, any losses resulting from certified acts of terrorism may be partially reimbursed by the United States Government under a formula established by the Terrorism Risk Insurance Act, as amended. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States Government generally reimburses 80% beginning on January 1, 2020, of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers’ liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The portion of your annual premium that is attributable to coverage for acts of terrorism is $waived, and does not include any charges for the portion of losses covered by the United States government under the Act.

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Policyholder Notice provides information concerning possible impact on your insurance coverage due to the impact of U.S. Trade Sanctions[1]. Please read this Policyholder Notice carefully.

In accordance with the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") regulations, or any other U.S. Trade Sanctions applied by any regulatory body, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law, is a Specially Designated National and Blocked Person ("SDN"), or is owned or controlled by an SDN, this insurance will be considered a blocked or frozen contract. When an insurance policy is considered to be such a blocked or frozen contract, neither payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

[1] "U.S Trade Sanctions" may be promulgated by Executive Order, act of Congress, regulations from the U.S. Departments of State, Treasury, or Commerce, regulations from the State Insurance Departments, etc.

PRIVACY POLICY

The AXA XL insurance group (the "Companies"), believes personal information that we collect about our customers, potential customers, and proposed insureds (referred to collectively in this Privacy Policy as "customers") must be treated with the highest degree of confidentiality. For this reason and in compliance with the Title V of the Gramm-Leach-Bliley Act ("GLBA"), we have developed a Privacy Policy that applies to all of our companies. For purposes of our Privacy Policy, the term "personal information" includes all information we obtain about a customer and maintain in a personally identifiable way. In order to assure the confidentiality of the personal information we collect and in order to comply with applicable laws, all individuals with access to personal information about our customers are required to follow this policy.

Our Privacy Promise

Your privacy and the confidentiality of your business records are important to us. Information and the analysis of information is essential to the business of insurance and critical to our ability to provide to you excellent, cost-effective service and products. We understand that gaining and keeping your trust depends upon the security and integrity of our records concerning you. Accordingly, we promise that:

1. We will follow strict standards of security and confidentiality to protect any information you share with us or information that we receive about you;
2. We will verify and exchange information regarding your credit and financial status only for the purposes of underwriting, policy administration, or risk management and only with reputable references and clearinghouse services;
3. We will not collect and use information about you and your business other than the minimum amount of information necessary to advise you about and deliver to you excellent service and products and to administer our business;
4. We will train our employees to handle information about you or your business in a secure and confidential manner and only permit employees authorized to use such information to have access to such information;
5. We will not disclose information about you or your business to any organization outside the XL Catlin insurance group of Companies or to third party service providers unless we disclose to you our intent to do so or we are required to do so by law;
6. We will not disclose medical information about you, your employees, or any claimants under any policy of insurance, unless you provide us with written authorization to do so, or unless the disclosure is for any specific business exception provided in the law;
7. We will attempt, with your help, to keep our records regarding you and your business complete and accurate, and will advise you how and where to access your account information (unless prohibited by law), and will advise you how to correct errors or make changes to that information; and
8. We will audit and assess our operations, personnel and third party service providers to assure that your privacy is respected.

Collection and Sources of Information

We collect from a customer or potential customer only the personal information that is necessary for (a) determining eligibility for the product or service sought by the customer, (b) administering the product or service obtained, and (c) advising the customer about our products and services. The information we collect generally comes from the following sources:

- Submission – During the submission process, you provide us with information about you and your business, such as your name, address, phone number, e-mail address, and other types of personal identification information;
- Quotes – We collect information to enable us to determine your eligibility for the particular insurance product and to determine the cost of such insurance to you. The information we collect will vary with the type of insurance you seek;

- Transactions – We will maintain records of all transactions with us, our affiliates, and our third party service providers, including your insurance coverage selections, premiums, billing and payment information, claims history, and other information related to your account;
- Claims – If you obtain insurance from us, we will maintain records related to any claims that may be made under your policies. The investigation of a claim necessarily involves collection of a broad range of information about many issues, some of which does not directly involve you. We will share with you any facts that we collect about your claim unless we are prohibited by law from doing so. The process of claim investigation, evaluation, and settlement also involves, however, the collection of advice, opinions, and comments from many people, including attorneys and experts, to aid the claim specialist in determining how best to handle your claim. In order to protect the legal and transactional confidentiality and privileges associated with such opinions, comments and advice, we will not disclose this information to you; and
- Credit and Financial Reports – We may receive information about you and your business regarding your credit. We use this information to verify information you provide during the submission and quote processes and to help underwrite and provide to you the most accurate and cost-effective insurance quote we can provide.

Retention and Correction of Personal Information

We retain personal information only as long as required by our business practices and applicable law. If we become aware that an item of personal information may be materially inaccurate, we will make reasonable effort to re-verify its accuracy and correct any error as appropriate.

Storage of Personal Information

We have in place safeguards to protect data and paper files containing personal information.

Sharing/Disclosing of Personal Information

We maintain procedures to assure that we do not share personal information with an unaffiliated third party for marketing purposes unless such sharing is permitted by law. Personal information may be disclosed to an unaffiliated third party for necessary servicing of the product or service or for other normal business transactions as permitted by law.

We do not disclose personal information to an unaffiliated third party for servicing purposes or joint marketing purposes unless a contract containing a confidentiality/non-disclosure provision has been signed by us and the third party. Unless a consumer consents, we do not disclose “consumer credit report” type information obtained from an application or a credit report regarding a customer who applies for a financial product to any unaffiliated third party for the purpose of serving as a factor in establishing a consumer’s eligibility for credit, insurance or employment. “Consumer credit report type information” means such things as net worth, credit worthiness, lifestyle information (piloting, skydiving, etc.) solvency, etc. We also do not disclose to any unaffiliated third party a policy or account number for use in marketing. We may share with our affiliated companies information that relates to our experience and transactions with the customer.

Policy for Personal Information Relating to Nonpublic Personal Health Information

We do not disclose nonpublic personal health information about a customer unless an authorization is obtained from the customer whose nonpublic personal information is sought to be disclosed. However, an authorization shall not be prohibited, restricted or required for the disclosure of certain insurance functions, including, but not limited to, claims administration, claims adjustment and management, detection, investigation or reporting of actual or potential fraud, misrepresentation or criminal activity, underwriting, policy placement or issuance, loss control and/or auditing.

Access to Your Information

Our employees, employees of our affiliated companies, and third party service providers will have access to information we collect about you and your business as is necessary to effect transactions with you. We may also disclose information about you to the following categories of person or entities:

- Your independent insurance agent or broker;
- An independent claim adjuster or investigator, or an attorney or expert involved in the claim;
- Persons or organizations that conduct scientific studies, including actuaries and accountants;
- An insurance support organization;
- Another insurer if to prevent fraud or to properly underwrite a risk;
- A state insurance department or other governmental agency, if required by federal, state or local laws; or
- Any persons entitled to receive information as ordered by a summons, court order, search warrant, or subpoena.

Violation of the Privacy Policy

Any person violating the Privacy Policy will be subject to discipline, up to and including termination.

For more information or to address questions regarding this privacy statement, please contact your broker.

FRAUD NOTICE

Alabama	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or who knowingly presents false information in an application for insurance is guilty of a crime and may be subject to restitution fines or confinement in prison, or any combination thereof.
Arkansas	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
California	For your protection California law requires the following to appear on this form: Any person who knowingly presents false or fraudulent information to obtain or amend insurance coverage or to make a claim for the payment of a loss is guilty of a crime and may be subject to fines and confinement in state prison.
Colorado	**It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance, and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policyholder or claimant for the purpose of defrauding or attempting to defraud the policyholder or claimant with regard to a settlement or award payable from insurance proceeds shall be reported to the Colorado Division of Insurance within the Department of Regulatory Agencies.**
District of Columbia	**WARNING**: It is a crime to provide false or misleading information to an insurer for the purpose of defrauding the insurer or any other person. Penalties include imprisonment and/or fines. In addition, an insurer may deny insurance benefits if false information materially related to a claim was provided by the applicant.
Florida	Any person who knowingly and with intent to injure, defraud, or deceive any insurer files a statement of claim or an application containing any false, incomplete, or misleading information is guilty of a felony of the third degree.
Kansas	A "fraudulent insurance act" means an act committed by any person who, knowingly and with intent to defraud, presents, causes to be presented or prepares with knowledge or belief that it will be presented to or by an insurer, purported insurer, broker or any agent thereof, any written, electronic, electronic impulse, facsimile, magnetic, oral, or telephonic communication or statement as part of, or in support of, an application for the issuance of, or the rating of an insurance policy for personal or commercial insurance, or a claim for payment or other benefit pursuant to an insurance policy for commercial or personal insurance that such person knows to contain materially false information concerning any fact material thereto; or conceals, for the purpose of misleading, information concerning any fact material thereto.
Kentucky	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any materially false information or conceals, for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime.
Louisiana	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Maine	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines, or denial of insurance benefits.
Maryland	Any person who knowingly or willfully presents a false or fraudulent claim for payment of a loss or benefit or who knowingly or willfully presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
New Jersey	Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties.

New Mexico	ANY PERSON WHO KNOWINGLY PRESENTS A FALSE OR FRAUDULENT CLAIM FOR PAYMENT OF A LOSS OR BENEFIT OR KNOWINGLY PRESENTS FALSE INFORMATION IN AN APPLICATION FOR INSURANCE IS GUILTY OF A CRIME AND MAY BE SUBJECT TO CIVIL FINES AND CRIMINAL PENALTIES.
New York	**General: All applications for commercial insurance, other than automobile insurance:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each such violation. **All applications for automobile insurance and all claim forms**: Any person who knowingly makes or knowingly assists, abets, solicits or conspires with another to make a false report of the theft, destruction, damage or conversion of any motor vehicle to a law enforcement agency, the department of motor vehicles or an insurance company, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the value of the subject motor vehicle or stated claim for each violation. **Fire**: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime. The proposed insured affirms that the foregoing information is true and agrees that these applications shall constitute a part of any policy issued whether attached or not and that any willful concealment or misrepresentation of a material fact or circumstances shall be grounds to rescind the insurance policy.
Ohio	Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud.
Oklahoma	**WARNING**: Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for the proceeds of an insurance policy containing any false, incomplete or misleading information is guilty of a felony. **WARNING: All Workers Compensation Insurance**: Any person or entity who makes any material false statement or representation, who willfully and knowingly omits or conceals any material information, or who employs any device, scheme, or artifice, or who aids and abets any person for the purpose of: 1. obtaining any benefit or payment, 2. increasing any claim for benefit or payment, or 3. obtaining workers' compensation coverage under the Administrative Workers' Compensation Act, shall be guilty of a felony punishable pursuant to Section 1663 of Title 21 of the Oklahoma Statutes.

Pennsylvania	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties. **Automobile Insurance**: Any person who knowingly and with intent to injure or defraud any insurer files an application or claim containing any false, incomplete or misleading information shall, upon conviction, be subject to imprisonment for up to seven years and the payment of a fine of up to $15,000.
Puerto Rico	**Any person who knowingly and with the intention of defrauding presents false information in an insurance application, or presents, helps, or causes the presentation of a fraudulent claim for the payment of a loss or any other benefit, or presents more than one claim for the same damage or loss, shall incur a felony and, upon conviction, shall be sanctioned for each violation by a fine of not less than five thousand dollars ($5,000) and not more than ten thousand dollars ($10,000), or a fixed term of imprisonment for three (3) years, or both penalties. Should aggravating circumstances [be] present, the penalty thus established may be increased to a maximum of five (5) years, if extenuating circumstances are present, it may be reduced to a minimum of two (2) years.**
Rhode Island	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Tennessee	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits. **Workers' Compensation:** It is a crime to knowingly provide false, incomplete or misleading information to any party to a workers' compensation transaction for the purpose of committing fraud. Penalties include imprisonment, fines and denial of insurance benefits.
Utah	**Workers' Compensation**: Any person who knowingly presents false or fraudulent underwriting information, files or causes to be filed a false or fraudulent claim for disability compensation or medical benefits, or submits a false or fraudulent report or billing for health care fees or other professional services is guilty of a crime and may be subject to fines and confinement in state prison.
Virginia	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
Washington	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
West Virginia	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
All Other States	Any person who knowingly and willfully presents false information in an application for insurance may be guilty of insurance fraud and subject to fines and confinement in prison. (In Oregon, the aforementioned actions may constitute a fraudulent insurance act which may be a crime and may subject the person to penalties).

Endorsement No.: 1
Named Insured: Fidelity Fixed Income and Asset Allocation Funds
Policy No.: ELU197869-24

Effective: July 01, 2024
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

EXCESS ENDORSEMENT

In consideration of the premium charged:

(1) It is understood and agreed that the Limit of Liability for this Policy as set forth in Item 3 of the Declarations is the maximum amount payable, including Defense Expenses, by the Insurer under this Policy. Any provision of the Underlying Insurance indicating any ability or right to any reinstatement of such policy's limit of liability shall be inapplicable to this Policy, including any provision indicating a reinstatement of such policy's limit of liability during any extended discovery or reporting period. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

(2) It is understood and agreed that the Insurer is under no obligation to renew this Policy upon its expiration. Any provision of the Underlying Insurance indicating any automatic renewal of this Policy shall be inapplicable to this Policy. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 2
Named Insured: Fidelity Fixed Income and Asset Allocation Funds
Policy No.: ELU197869-24

Effective: July 01, 2024
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

TIE IN LIMITS ENDORSEMENT

In consideration of the premium charged, in addition to this Policy, the Insurer or an affiliated company of the Insurer (any such affiliated company being included within the term "Insurer" for the purposes of this endorsement) has also agreed to issue to the person or entity named in Item 1 of the Declarations the following policy(ies) (such policy(ies), the “Other Policy(ies)”):

Excess Liability Policy (Mutual Funds, $5M po $50M x $100M), Policy No.: ELU197867-24, Issued by: XL Specialty Insurance Company

It is expressly acknowledged by the person or entity named in Item 1 of the Declarations that the premium for these policies has been negotiated with the understanding that all policies would have shared limits of liability. Therefore, in consideration of the premium charged:

(1) Any payment of loss or damages, including costs and expenses of defense, under this Policy will reduce the limit of liability available under the Other Policy(ies) for the defense and settlement of, or the payment of any liabilities in connection with, any claim or claims made under the Other Policy(ies).

(2) Any payment of loss or damages, including costs and expenses of defense, under the Other Policy(ies) will reduce the Limit of Liability available under this Policy for the defense and settlement of, or the payment of any liabilities in connection with, any claim or claims made under this Policy during the Policy Period.

(3) If the Insurer shall have paid loss or damages, including costs and expenses of defense, under this Policy and loss or damages, including costs and expenses of defense, under the Other Policy(ies) in an aggregate amount equaling $5,000,000 any and all obligations of the Insurer under this Policy will be completely fulfilled and extinguished, and the Insurer will have no further obligations of any kind or nature whatsoever under this Policy.

All other terms, conditions and limitations of this Policy shall remain unchanged.

EXCESS POLICY COVERAGE FORM

THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

In consideration of the payment of the premium and in reliance on all statements made and information furnished to the Insurer identified in the Declarations (the Insurer) and to the issuer(s) of the Underlying Insurance, the Insurer and the insureds agree as follows:

I. INSURING AGREEMENT

The Insurer will provide coverage excess of the Underlying Insurance stated in ITEM 4 of the Declarations. Coverage hereunder will apply in conformance with the terms, conditions, endorsements and warranties of both the Primary Policy stated in ITEM 4 (A) of the Declarations and of any other Underlying Excess Policy stated in ITEM 4 (B) of the Declarations. The coverage hereunder will attach only after all of the Underlying Insurance has been exhausted by the actual payment of covered amounts under the Underlying Insurance by the applicable insurers thereunder or by any other source. To the extent that any terms, conditions, and endorsements of the Policy may be inconsistent with any terms, conditions, and endorsements of the Underlying Insurance, the terms, conditions, and endorsements of this Policy shall govern.

II. DEPLETION OF UNDERLYING LIMITS OF LIABILITY

The coverage hereunder shall attach only after the limits of all Underlying Insurance have been exhausted by payment of covered amounts. Subject to the terms, conditions, and endorsements of this Policy and the Underlying Insurance, this Policy will continue to apply to covered amounts as primary insurance in the event of the exhaustion of all of the limits of liability of such Underlying Insurance as the result of the actual payment of covered amounts by the applicable insurer thereunder or by any other source. Any risk of uncollectibility with respect to the Underlying Insurance will be expressly retained by the insureds and will not be assumed by the Insurer.

III. RIGHTS AND CLAIM PARTICIPATION

The Insurer shall have the same rights, privileges and protections afforded to the insurer(s) of the Underlying Insurance and may, at its sole discretion, elect to participate in the investigation, settlement and/or defense of any claim against the insureds even if the Underlying Insurance has not been exhausted. The insureds will provide such information and cooperation as is reasonably requested. The insureds shall not do anything that prejudices the Insurer's position or potential rights of recovery, including, but not limited to, terminating any Underlying Insurance.

IV. LIMIT OF LIABILITY

The amount stated in ITEM 3 of the Declarations is the limit of liability of the Insurer and shall be the maximum amount payable, including defense expenses, by the Insurer under this Policy. Defense expenses are part of and not in addition to the limit of liability and the payment of such will reduce the limit of liability.

V. NOTICE, ALTERATION, AND TERMINATION

(A) Where the Underlying Insurance permits or requires notice to the Insurer, the insureds shall have the same obligations and rights to notify the Insurer under this Policy. All notices required under the Underlying Insurance policies and this Policy shall be sent to the address set forth in ITEM (5) of the Declarations: Attention Claim Department or by electronic mail to: proclaimnewnotices@xlgroup.com. Notice given to any underlying insurer will not be deemed notice to the Insurer.

(B) No change in or modification of this Policy shall be effective unless made by endorsement. In the event of a change of any kind to any Underlying Insurance that broadens or expands coverage, this Policy will become subject to such change only if and to the extent that the Insurer consents to such change in writing and the insured pays any additional premium that may be required by the Insurer.

(C) This Policy will terminate immediately upon the termination of any of the Underlying Insurance, whether cancelled by the insured or the applicable insurer. Notice of cancellation or non-renewal of any such policies duly given by any of the applicable insurers shall serve as notice of the cancellation or non-renewal of this Policy by the Insurer.

EXCESS FOLLOW-FORM BOND DECLARATIONS

THE POLICY'S LIMIT OF LIABILITY WILL BE REDUCED BY CLAIM EXPENSES.

EVEREST REINSURANCE COMPANY
100 Everest Way
Warren, NJ 07059

BOND NUMBER: FL5FD00135-241 **RENEWAL OF: FL5FD00135-231**

PRODUCER NAME: Willis Towers Watson Northeast, Inc.

ADDRESS: 75 Arlington Street, Floor 10
Boston, MA 02116

IN RETURN FOR THE PAYMENT OF THE PREMIUM, AND SUBJECT TO ALL THE TERMS OF THIS BOND, THE INSURER AGREES TO PROVIDE THIS COVERAGE AS STATED IN THIS BOND.

ITEM 1. NAMED INSURED: Fidelity Fixed Income and Asset Allocation Funds

ADDRESS: c/o FMR LLC
88 Black Falcon Ave., First Floor, East Side, Suite 167
Boston, MA 02210

ITEM 2: BOND PERIOD: FROM July 1, 2024 TO July 1, 2025
12:01 A.M. LOCAL TIME AT THE ADDRESS OF THE NAMED INSURED SHOWN ABOVE.

ITEM 3. AGGREGATE LIMIT OF LIABILITY: $7,000,000

EXCESS OF: $100,000,000

ITEM 4. SINGLE LOSS LIMIT OF LIABILITY: $7,000,000

☐

ITEM 5. UNDERLYING BOND (Includes all bonds listed under Paragraphs A. and B. below)

A. PRIMARY BOND

Bond Issuer	Bond No.	Bond Period	Single Loss Limit	Aggregate Limit
Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-04	07/01/2024 – 07/01/2025	$10,000,000	$10,000,000

B. UNDERLYING BOND

Bond Issuer	Bond Period	Single Loss Limit	Aggregate Limit
Ace American Insurance Company	07/01/2024 – 07/01/2025	$10,000,000	$10,000,000
National Union Fire Insurance Company	07/01/2024 – 07/01/2025	$10,000,000	$20,000,000
ICI Mutual Insurance Company	07/01/2024 – 07/01/2025	$15,000,000	$30,000,000
Allied World Assurance Company Ltd.	07/01/2024 – 07/01/2025	$15,000,000	$40,000,000
QBE Insurance Corporation	07/01/2024 – 07/01/2025	$10,000,000	$50,000,000
Travelers Casualty Company	07/01/2024 – 07/01/2025	$10,000,000	$60,000,000
Continental Casualty Company	07/01/2024 – 07/01/2025	$10,000,000	$70,000,000
Starr Indemnity & Liability Company	07/01/2024 – 07/01/2025	$10,000,000	$80,000,000
Axis Insurance Company	07/01/2024 – 07/01/2025	$5,000,000	$90,000,000
Zurich American Insurance Company	07/01/2024 – 07/01/2025	$5,000,000	$95,000,000

C. TOTAL LIMITS OF ALL UNDERLYING BOND(S) (INCLUDING PRIMARY BOND):$100,000,000

ITEM 6. BOND PREMIUM: $23,450

ITEM 7. RIDERS APPLICABLE TO THIS BOND ON THE ORIGINAL DATE OF ISSUE:

Rider	Rider Number
Absolute Tie-In of Limits	EFI 03 21 06 09
Additional Conditions Endorsement	EFI (E) CWM011A-1 0717
OFAC	IL P 001 01 04
Advisory Notice Regarding Trade Or Economic Sanctions	EIL-CWN010A-1 1020

THESE DECLARATIONS, TOGETHER WITH THE EXCESS FOLLOW-FORM DECLARATIONS PAGE AND ANY ENDORSEMENT(S) AND THE APPLICATION, CONSTITUTE THE ABOVE NUMBERED BOND.

COUNTERSIGNED December 19, 2024 BY ______________________
DATE Authorized Representative

EXCESS FOLLOW-FORM BOND

THE POLICY'S LIMIT OF LIABILITY WILL BE REDUCED BY CLAIM EXPENSES. PLEASE READ THE ENTIRE POLICY CAREFULLY.

Various provisions in this bond restrict coverage. Read the entire bond carefully to determine rights, duties and what is and is not covered.

Throughout this bond the words "you" and "your" refer to the “Insureds”. The words "we", "us" and "our" refer to the Insurer providing this bond.

It is represented by the “Insureds” and it is agreed by and among the “Insureds” and us that the particulars and statements contained in the information furnished to us or to the issuers of any “Underlying Bond” in connection with underwriting this bond or any “Underlying Bond”, including statements made in the application and its attachments submitted herewith, are true and are the basis of this bond and are considered as incorporated into and constituting a part of this bond.

In consideration of the payment of premium and subject to all terms, definitions, conditions, exclusions, and limitations of this bond (including any endorsements hereto), the “Insurer” and the “Insureds” agree as follows:

SECTION I – INSURING AGREEMENT

We will provide the “Insured” with coverage in excess of the “Underlying Bond” for loss covered during the “Bond Period.” It is expressly agreed that liability for any covered loss shall attach to us only after the issuers of the “Underlying Bond” have paid the full amounts of the applicable limits of insurance of the “Underlying Bond”, and any applicable retention under the “Primary Bond” has been satisfied. Except as otherwise provided in this bond, coverage under this bond shall apply in conformity with and subject to the warranties, limitations, conditions, provisions, and other terms of the “Primary Bond”.

SECTION II - LIMIT OF LIABILITY

A. Aggregate Limit of Liability

The amount stated in **Item 3.** of the Declarations is our maximum Aggregate Limit of Liability under this bond for all covered loss, including all covered costs and expenses . The Aggregate Limit of Liability shall be reduced by the amount of any payment made by us under the terms of this bond.

B. Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability under Paragraph **A**. of this Section, our liability under this bond for each single loss shall not exceed the Single Loss Limit of Liability shown under **Item 4**. of the Declarations.

SECTION III – DEFINITIONS

A. “Bond Period” means the period of time identified under **Item 2.** of the Declarations.

B. “Insured” means the “Named Insured” and other entities and persons insured under the “Primary Bond”.

C. “Named Insured” means the entity or person designated under **Item 1.** of the Declarations.

D. “Primary Bond” means the bond designated under **Item 5.A**. of the Declarations.

E. “Underlying Bond” means all those bonds scheduled under **Item 5.A.** and **Item 5.B**. of the Declarations.

SECTION IV – CONDITIONS

A. Maintenance of Limit of Liability of Underlying Bond

The “Underlying Bond” shall be maintained during the “Bond Period” in full force and effect, except for any reduction of the limits of liability of the “Underlying Bond” due to payment of loss. Failure to comply with this requirement will not invalidate this bond, but we will only be liable to the same extent that we would have been had you fully complied with this requirement.

B. Exhaustion of Limit of Liability of Underlying Bond

This bond shall drop down only in the event of reduction or exhaustion of the limit(s) of liability of the "Underlying Bond" by reason of payment of covered loss under the "Underlying Bond", and shall not drop down for any other reason including, but not limited to, uncollectibility (in whole or in part) of any "Underlying Bond". The risk of uncollectibility of the "Underlying Bond" (in whole or in part) whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the "Insureds" and is not in any way or under any circumstances insured or assumed by us.

Upon the exhaustion of all the limit(s) of liability of such "Underlying Bond" solely as a result of payment of loss thereunder, the remaining limits available under this bond shall, subject to the other terms, conditions and limitations of this bond, continue for subsequent losses as a primary bond and any single loss deductible amount specified in the Primary Bond shall be imposed under this bond as to each single loss; otherwise no single loss deductible amount shall be imposed under this bond.

C. Changes to Underlying Bond

You must promptly notify us of any changes to the "Underlying Bond" which are made after its inception date. Any changes made to the "Underlying Bond" after its inception shall not affect the terms and conditions of this bond, which shall continue to apply as though no change had been made to the "Underlying Bond".

D. Bond Cancellation

1. You may cancel this bond. You must mail or deliver advance written notice to us stating when the cancellation is to take effect.
2. We may cancel this bond. If we cancel because of non-payment of premium, we must mail or deliver to you not less than ten (10) days advance written notice stating when cancellation is to take effect. If we cancel for any other reason, we must mail or deliver to you not less than ninety (90) days advance written notice, stating when the cancellation is to take effect. Mailing that notice to you at your mailing address shown in the Declarations will be sufficient to prove notice.
3. The bond period will end on the day and hour stated in the cancellation notice.
4. If we cancel, earned premium will be calculated pro rata based on the time this bond was in force.
5. If you cancel, earned premium will be calculated based on short rate tables.
6. The first "Named Insured" in **Item 1.** of the Declarations shall act on behalf of all other "Insureds" with respect to the giving and receiving of notice of cancellation and the receipt of any refund that may become payable under this bond.
7. Any of the provisions that conflict with a law that controls the cancellation of this bond is changed by this statement to comply with that law.

E. Underlying Bond Cancellation

This bond is canceled immediately upon the termination of any "Underlying Bond" scheduled in **Item 5.A.** and **Item 5.B**. of the Declarations, whether by you or the applicable issuers of any "Underlying Bond". You must promptly notify us of the cancellation of the "Underlying Bond". Such notice must be made when you send a notice of cancellation of the "Underlying Bond" to, or when you receive such notice from, the issuer of the "Underlying Bond".

F. Notice of Loss

As a condition precedent to coverage under this bond, you shall provide us with written notice of a loss under this bond or any "Underlying Bond" in the same manner required by the terms and conditions of the "Primary Bond".

You shall provide written notice as soon as practicable to the following address:

Everest Reinsurance Company
100 Everest Way
Warren, NJ 07059

G. Claim Participation

We shall have the right, but not the duty, and shall be given the opportunity to effectively associate with the "Insureds" in the investigation, settlement or defense of any claim or loss, even if the "Underlying Bond" has not been exhausted. The "Insureds" shall fully cooperate with us in connection with the investigation of any covered loss and the assertion of any claim for recovery of such loss, and shall provide to us all information and assistance reasonably requested by us.

We shall maintain full and complete claims control as respects coverage under this bond for any loss, and no action by any other bond issuer shall bind us under this bond.

This policy is signed by officers of the Company shown on the Declarations page of this policy.

For: Everest Reinsurance Company

President

Secretary

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

ABSOLUTE TIE-IN LIMIT

Named Insured: Fidelity Fixed Income and Asset Allocation Funds

Endorsement No.: 1

Policy No.: FL5FD00135-241

Effective date of Endorsement: 07/01/2024

Issuing Company: Everest National Insurance Company

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies the following:

EXCESS FOLLOW FORM BOND

In consideration of the premium charged, the following is added to **SECTION II – LIMIT OF LIABILITY**:

The maximum aggregate liability of the issuer of this Bond and any of its affiliates under this Bond and the insurance policy(ies) listed below ("Other Policy"), combined, shall be $10,000,000. This Rider further limits and does not increase our maximum liability under this Bond or the Other Policy.

The respective Limits of Liability in Items 3 and 4 of the Declarations for this Bond shall be reduced by any and all amounts paid under any Other Policy.

Other Policy

Insurer	Named Insured	Type of Policy	Policy No.	Policy Period
Everest National Insurance Company	Fidelity Fixed Income and Asset Allocation Funds	Excess E&O	FL5EX00719-241	7/01/2024-7/01/2025

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

ADDITIONAL CONDITIONS ENDORSEMENT

Named Insured: Fidelity Fixed Income and Asset Allocation Funds

Endorsement No.: 2

Policy No.: FL5FD00135-241

Effective date of Endorsement: 07/01/2024

Issuing Company: Everest National Insurance Company

In consideration of the premium charged, it is hereby understood and agreed that, notwithstanding any other policy term to the contrary, in the event the terms and conditions of the Followed Policy and/or any Underlying Policy are modified during the Policy Period so as to clarify, expand, or broaden coverage, the Insured shall notify the Insurer of such amendment as soon as practicable. This policy shall follow the terms and conditions of such modification subject to the Insurer's written consent (not to be unreasonably withheld), and the payment of any additional premiums which may be required. The failure of the Insureds to notify the Insurer of such modifications shall not invalidate coverage under this policy; provided, however, that the Insurer shall not be liable to a greater extent than it would have been has no such modification been made. In the event the terms and conditions of the Followed Policy and/or any Underlying Policy are modified during the Policy Period so as to limit or restrict coverage, no notification to the Insurer shall be required, and this Policy shall automatically follow such modification.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

ADVISORY NOTICE REGARDING TRADE OR ECONOMIC SANCTIONS

No coverage is provided by this Notice nor can it be construed to replace any provisions of the policy. Please read the policy and review the Declarations page, if applicable, for complete information on the coverages provided.

This Notice provides information concerning possible impact on insurance coverage due to any applicable trade or economic sanctions law or regulation, including but not limited to, trade or economic sanctions laws or regulations of the United Nations, European Union, Switzerland, United Kingdom, Canada or the United States Treasury Department's Office of Foreign Assets Control.

Please read this Notice carefully.

If it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated any applicable trade or economic sanctions laws or regulations, including but not limited to those of the United Nations, European Union, Switzerland, United Kingdom, Canada or the United States Treasury Department's Office of Foreign Assets Control, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to restrictions. When an insurance policy is considered to be such a blocked or frozen contract, no payments or premium refunds may be made without authorization from the applicable regulator. Other limitations on the premiums and payments also apply.

Everest National Insurance Company
Everest Indemnity Insurance Company
Everest Security Insurance Company
Everest Reinsurance Company

EVEREST

Claim Reporting Guidelines

The Everest Claim Department is dedicated to providing prompt, thorough and professional claims service. Timely submission of Loss Notices complies with the terms and conditions of your policy and assists us in providing quality service to our policyholders.

The preferred method for notifying Everest of a claim would be via e-mail. However, Loss Notices may be submitted via mail, facsimile or e-mail. If immediate attention is needed, e-mail notification is strongly recommended.

By E-mail:

Claims E-mail: everestnationalnjclaim@everestre.com

By Mail:

Casualty Claims Department
Everest National Insurance Company
Warren Corporate Center
100 Everest Way
Warren, NJ 07059

By Facsimile:

Fax Claims: (866) 283-4856

Consult Your Policy for Loss Reporting Requirements

Your policy identifies the information to be submitted with a First Notice of Loss. Additionally, the following information/documentation will always be helpful and often necessary in assisting us with our evaluation:

- Citing Everest's policy, or claim number, in all correspondence
- Providing a copy of any lawsuit, demand for arbitration or mediation, a governmental agency notice, claim letter or any similar notice
- Sending a copy of any internal reports related to the claim
- Copies of status reports prepared by your defense counsel and/or your claim handler

Everest will acknowledge each First Notice of Loss, initiate contact with you, and will request any additional information that may be needed. Everest will identify the claim professional responsible for handling your reported loss and forward their specific contact information to you. If you become aware of any subsequent information that may impact your claim, you should immediately send it to your assigned claim professional.

If you have questions or would like to discuss a specific loss with one of our claim professionals, please feel free to contact us. Thank you.

This guideline is merely for illustrative purposes and does not purport to address every situation or circumstance that may arise. Notwithstanding any statements made herein, nothing contained in this guideline is intended to replace, modify or waive any terms, conditions or warranties contained in the policy. Everest expressly reserves and does not waive any of its rights and protections afforded under the policy.

U.S. SPECIALTY INSURANCE COMPANY

THIS IS A CLAIMS MADE EXCESS POLICY WHICH APPLIES ONLY TO CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. THE LIMITS OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS WILL BE REDUCED, AND MAY BE EXHAUSTED, BY THE PAYMENT OF DEFENSE EXPENSES.

DECLARATIONS

EXCESS INDEMNITY POLICY

POLICY NUMBER: 24-MGU-24-A58952 RENEWAL OF: 24-MGU-23-A56851

ITEM 1. **INSURED:** Fidelity Fixed Income and Asset Allocation Funds
c/o FMR LLC 88 Black Falcon First Floor, East Side
Suite 167, Mailzone V7E
Boston, MA 02210

ITEM 2. **POLICY PERIOD**:
(a) Inception Date: 7/1/2024
(b) Expiration Date: 7/1/2025
at 12:01 a.m. at the Principal Address stated in ITEM 1.

ITEM 3. **LIMIT OF LIABILITY (INCLUSIVE OF DEFENSE EXPENSES)**:
$8,000,000 Limit of Liability part of $50,000,000 excess of $100,000,000 Underlying Limits

ITEM 4. **SCHEDULE OF UNDERLYING INSURANCE:**
See Attached Schedule of Underlying Insurance.

ITEM 5. **PREMIUM**: $24,941.00

ITEM 6. **NOTICES REQUIRED TO BE GIVEN TO INSURER MUST BE ADDRESSED TO**:

Street Address:	Facsimile Number:	E-mail Address:
Tokio Marine HCC – D&O Group 8 Forest Park Drive Farmington, CT 06032 Attn: Claims Manager	(860) 676-1737	usclaims@tmhcc.com

ITEM 7. **ENDORSEMENTS ATTACHED AT ISSUANCE**
3116E-MA 994-911 994-917 994-980 994-9022 994-9036 994-9094 80016

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed on the Declarations Page by its President, a Secretary and a duly authorized representative of the Insurer.

Secretary	President	Authorized Representative

U.S. SPECIALTY INSURANCE COMPANY

ENDORSEMENT NUMBER: 1

MASSACHUSETTS AMENDATORY ENDORSEMENT

This Endorsement, effective at 12:01 a.m. on 7/1/2024, forms part of Policy No. 24-MGU-24-A58952, issued to Fidelity Fixed Income and Asset Allocation Funds by U.S. Specialty Insurance Company:

In consideration of the premium charged, it is agreed that:

(1) The paragraph at the end of the Policy (beginning "In witness whereof") is amended to read in its entirety as follows:

> In witness whereof the Insurer has caused this Policy to be executed by its authorized officers.

(2) The sentence at the end of the Declarations Page (beginning "IN WITNESS WHEREOF") is amended to read in its entirety as follows:

> IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed on the Declarations Page by its President and a Secretary.

Accordingly, the countersignature line for an Authorized Representative is deleted in its entirety from the Declarations Page.

All other terms, conditions and limitations of this Policy shall remain unchanged.

____

Authorized Representative

ENDORSEMENT NUMBER: 2

TIE-IN OF LIMITS ENDORSEMENT (AGGREGATE)

To be attached to and made a part of Policy No. 24-MGU-24-A58952, issued to Fidelity Fixed Income and Asset Allocation Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that:

(1) For purposes of this endorsement, the term "Other Policy" means Policy Number 24-MGU-24-A58942 issued by the Insurer (or an affiliate of the Insurer).

(2) Notwithstanding anything to the contrary in this Policy or the Other Policy, the Insurer's combined maximum aggregate limit of liability under this Policy and the Other Policy shall be $8,000,000 part of $50,000,000. Accordingly, the Insurer's limit of liability under this Policy shall be reduced, and may be exhausted, by actual payments made by the Insurer under the Other Policy, and the Insurer's limit of liability under the Other Policy shall be reduced, and may be exhausted, by actual payments made by the Insurer under this Policy.

(3) Nothing in this endorsement is intended, nor shall it be construed, to increase the limit of liability under this Policy (which shall remain the amount set forth in ITEM 3 of the Declarations) or the limit of liability under the Other Policy.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:________________________________

Attorney-in-Fact

ENDORSEMENT NUMBER: 3

SCHEDULE OF UNDERLYING INSURANCE

To be attached to and made a part of Policy No. 24-MGU-24-A58952, issued to Fidelity Fixed Income and Asset Allocation Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged it is hereby agreed and understood that the Schedule of Underlying Insurance on the Declarations page is amended to read as follows:

	Insurer	Policy Number	Limits
Primary	Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-04	$10,000,000
1st Excess	Federal Insurance Company	82484869	$10,000,000
2nd Excess	National Union Fire Insurance Company of Pittsburgh, Pa.	01-307-65-48	$10,000,000
3rd Excess	ICI Mutual Insurance Company	87153324B	$10,000,000
4th Excess	Allied World Assurance Company, AG	C014840/014	$10,000,000
5th Excess	QBE Insurance Corporation	130005116	$10,000,000
6th Excess	Travelers Casualty and Surety Company of America	106547262	$10,000,000
7th Excess	Continental Casualty Company	287042220	$10,000,000
8th Excess	Starr Indemnity & Liability Company	1000059071241	$10,000,000
9th Excess	AXIS Insurance Company	P-001-000158021-05	$5,000,000
10th Excess	Zurich American Insurance Company	FIB-0456717-01	$5,000,000

Schedule of Quota Share Participants
Aggregate Limit for all quota share participants: $50,000,000

	Insurer	Policy Limits	Policy Number
Participant	Everest Reinsurance Company	$ 7,000,000	EFI 03 00 06 09
Participant	XL Specialty Insurance Company	$ 5,000,000	ELU197869-24
Participant	National Casualty Company	$10,000,000	XJO2408786
Participant	Lloyd's of London	$ 5,000,000	13012P24
Participant	Twin City Fire Insurance Company	$10,000,000	08 FI 0252157-24
Participant	Ironshore Indemnity Inc	$ 5,000,000	FI4NAB095D004

All other terms, conditions and limitations of this Policy will remain unchanged, including but not limited to the maximum aggregate **Limit of Liability** set forth in ITEM 3. of the Declarations.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By: ________________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 4

AMEND SETTLEMENT PROVISION

To be attached to and made a part of Policy No. 24-MGU-24-A58952, issued to Fidelity Fixed Income and Asset Allocation Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that Section V. is amended to read in its entirety as follows:

V. SETTLEMENT

The **Insureds** shall not admit liability for or settle any claim for any amount that would involve the coverage afforded by this Policy without the Insurer's prior written consent, which will not be unreasonably withheld.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By: ______________________________

Attorney-in-Fact

ENDORSEMENT NUMBER: 5

AMEND INSURING AGREEMENT

To be attached to and made a part of Policy No. 24-MGU-24-A58952, issued to Fidelity Fixed Income and Asset Allocation Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that Section I of this Policy is deleted and replaced with the following:

I. INSURING AGREEMENT

The Insurer shall provide the **Insureds** with insurance excess of the **Underlying Insurance** scheduled in ITEM 4 of the Declarations. Except as specifically set forth in the terms, conditions or endorsements of this Policy, coverage hereunder shall apply in conformance with the terms, conditions, limitations and endorsements of the **Primary Policy**, subject to any more restrictive provisions of the other **Underlying Insurance**, except that coverage hereunder shall attach only after all **Underlying Insurance** has been exhausted by actual payment of claims or losses thereunder.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:________________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 6

DELETE SECTION II.B (CANCELLATION OF UNDERLYING INSURANCE) AND AMEND SECTION IX (POLICY TERMINATION)

To be attached to and made a part of Policy No. 24-MGU-24-A58952, issued to Fidelity Fixed Income and Asset Allocation Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that:

(1) Section II.B of the Policy is deleted in its entirety. However, nothing in this endorsement is intended, nor shall it be construed, to relieve the **Insured** of its obligation under Section VIII.B to give the Insurer written notice as soon as practicable of any cancellation of **Underlying Insurance**. Moreover, in the event a policy of **Underlying Insurance** is cancelled, the Insurer shall not be liable under this Policy earlier or to any greater extent than it would have been had the policy of **Underlying Insurance** not been cancelled.

(2) The second sentence of Section II.A (Maintenance of Underlying Insurance) is deleted and replaced with the following:

> The Insurer shall not be liable under this Policy earlier or to any greater extent than it would have been if the **Insureds** had complied with this condition.

(3) The following paragraph is added to Section IX:

> This Policy is non-cancelable by the Insurer except for non-payment of premium. The Insurer may cancel this Policy for non-payment of premium by sending not less than 10 days notice of such cancellation to the entity named in ITEM 1 of the Declarations at such entity's last known address.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:______________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 7

TREATMENT OF PAYMENTS AS
REDUCING OR EXHAUSTING UNDERLYING LIMIT

To be attached to and made a part of Policy No. 24-MGU-24-A58952, issued to Fidelity Fixed Income and Asset Allocation Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that:

(1) For purposes of this endorsement:

(a) **A-Side Carrier** means the issuer of any excess "Side A"/"Difference in Conditions" policy written specifically excess of this Policy.

(b) **Loss** shall have the meaning ascribed to such term in the **Primary Policy**.

(2) Notwithstanding anything in the Policy to the contrary:

(a) If an issuer of a policy of **Underlying Insurance** becomes financially insolvent or bankrupt and, solely as a result of such financial insolvency or bankruptcy, fails to pay **Loss** under such policy of **Underlying Insurance**, and if the **Insureds**, an **A-Side Carrier** or any other entity actually makes payment for part or all of such **Loss**, then the Insurer will treat such payment as if it had been made by such issuer for purposes of determining reduction or exhaustion (as the case may be) of the limit of liability of such policy of **Underlying Insurance**.

(b) If an issuer of a policy of **Underlying Insurance** fails to pay **Loss** under such policy of **Underlying Insurance** for any reason other than such issuer's financial insolvency or bankruptcy, and if the **Insureds**, an **A-Side Carrier** or any other entity actually makes payment for part or all of such **Loss**, then the Insurer will treat such payment as if it had been made by such issuer for purposes of determining reduction or exhaustion (as the case may be) of the limit of liability of such policy of **Underlying Insurance**, but only if the **Insureds**:

(i) promptly notify the Insurer that the **Insureds**, an **A-Side Carrier** or any other entity intends to make such payment; and

(ii) advise the Insurer of the total amount of **Loss** that such issuer has paid or has agreed to pay (if any) under such policy of **Underlying Insurance**.

(3) In no event shall any failure to pay on the part of an issuer of **Underlying Insurance** cause the Insurer to be liable under this Policy earlier or to any greater extent than the Insurer would have been if such issuer had paid its policy's full limit of liability. Except as expressly provided in paragraph (2) above, nothing in this endorsement shall be deemed to waive any term, condition or limitation of this Policy or any policy of **Underlying Insurance**.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective Date of this endorsement:

By:________________________________

Attorney-in-Fact

ENDORSEMENT NUMBER: 8

POLICYHOLDER DISCLOSURE – TERRORISM PREMIUM NOTICE

To be attached to and made a part of Policy No. 24-MGU-24-A58952, issued to Fidelity Fixed Income and Asset Allocation Funds by U.S. Specialty Insurance Company.

Your Policy contains coverage for certain losses caused by terrorism. We are required to notify you of the portion of the premium, if any, attributable to the coverage for terrorist acts certified under the Terrorism Risk Insurance Act, as amended in 2019 (hereinafter "TRIA"). TRIA also requires us to provide disclosure of federal participation in payment of terrorism losses resulting from an "act of terrorism" as defined by Section 102(1) of TRIA.

Section 102(1) of TRIA defines the term "act of terrorism" as any act that is certified by the Secretary of the Treasury of the United States – in concurrence with the Secretary of Homeland Security and the Attorney General of the United States – to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

Please be advised that the actual coverage provided by your Policy for acts of terrorism, as is true for all coverages, is limited by the terms, conditions, exclusions, limits and other provisions of your Policy, any endorsements to the Policy and generally applicable rules of law.

YOU SHOULD KNOW THAT, WHERE COVERAGE IS PROVIDED BY THIS POLICY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM, SUCH LOSSES MAY BE PARTIALLY REIMBURSED BY THE UNITED STATES GOVERNMENT UNDER A FORMULA ESTABLISHED BY FEDERAL LAW. UNDER THIS FORMULA, THE UNITED STATES GOVERNMENT generally reimburses 80% beginning on January 1, 2020 of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers' liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The amount of your premium that is attributable to coverage for terrorist acts certified under TRIA is $0.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:________________________________
Attorney-in-Fact

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site - http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

U.S. SPECIALTY INSURANCE COMPANY

Excess Indemnity Policy

TOKIO MARINE HCC

D&O Group
8 Forest Park Drive, Farmington, Connecticut 06032
main 860 674 1900 facsimile 860 676 1737

U.S. SPECIALTY INSURANCE COMPANY

EXCESS INDEMNITY POLICY

This is a claims made policy. Please read it carefully.

In consideration of the payment of the premium, and in reliance upon all statements made and information furnished to the Insurer and to the issuers of the **Underlying Insurance** and subject to the Declarations and the limitations, conditions, provisions, any endorsements to and all other terms of this Policy, the Insurer and the **Insureds** agree as follows:

I. INSURING AGREEMENT

The Insurer shall provide the **Insureds** with insurance excess of the **Underlying Insurance** scheduled in ITEM 4 of the Declarations. Except as specifically set forth in the terms, conditions or endorsements of this Policy, coverage hereunder shall apply in conformance with the terms, conditions, limitations and endorsements of the policy immediately underlying this Policy, except that coverage hereunder shall attach only after all **Underlying Insurance** has been exhausted by actual payment of claims or losses thereunder.

II. PRIMARY AND UNDERLYING INSURANCE

A. Maintenance of **Underlying Insurance**

All of the **Underlying Insurance** scheduled in ITEM 4 of the Declarations shall be maintained during the **Policy Period** in full effect except for any reduction of the limits of liability available under the **Underlying Insurance** solely by reason of actual payment of claims or losses thereunder. Subject at all times to Section II.B of this Policy, the Insurer shall not be liable under this policy earlier or to any greater extent than it would have been if the **Insureds** had complied with this condition.

B. Cancellation of **Underlying Insurance**

This Policy shall terminate immediately upon the cancellation of any one or more of the policies scheduled in ITEM 4 of the Declarations, whether cancelled by the **Insureds** or the applicable insurer. Notice of cancellation or non-renewal of any such policies duly given by any of the applicable insurers shall serve as notice of the cancellation or non-renewal of this Policy by the Insurer.

C. Amendment of **Underlying Insurance**

No amendment to any **Underlying Insurance** during the **Policy Period** shall be effective in extending the coverage or limits of liability afforded by this Policy unless the Insurer so agrees in writing.

III. DEFINITIONS

A. **Insured** means any person or organization insured under the policy immediately underlying this Policy.

B. **Policy Period** means the period from the inception date to the expiration date set forth in ITEM 2 of the Declarations, or to any earlier cancellation date.

C. **Primary Policy** means the policy scheduled as such in ITEM 4 of the Declarations.

D. **Underlying Insurance** means all policies scheduled in ITEM 4 of the Declarations and any policies replacing them.

IV. LIMITS OF LIABILITY

A. The amount or amounts stated in ITEM 3 of the Declarations are the limits of the Insurer's liability and shall be the maximum amount(s) payable by the Insurer under this Policy. The limits of liability available under this Policy to pay damages or settlements shall be reduced, and may be exhausted, by the payment of defense expenses.

B. In the event of the reduction of the limits of liability of the **Underlying Insurance** solely as the result of actual payment of claims or losses thereunder by the applicable insurers, this Policy shall, subject to the Insurer's limits of liability and to the other terms, conditions and endorsements of this Policy, continue to apply to claims or losses as excess insurance over the amount of insurance remaining under such **Underlying Insurance**.

C. In the event of the exhaustion of all of the limits of liability of such **Underlying Insurance** solely as the result of actual payment of claims or losses thereunder, the remaining limits available under this Policy shall, subject to the Insurer's limits of liability and to the other terms, conditions and endorsements of this Policy, continue for subsequent claims or losses as primary insurance. Under such circumstances, any retention or deductible specified in the **Primary Policy** shall also apply to this Policy.

V. SETTLEMENT

The **Insureds** shall not admit liability for or settle any claim for any amount that would involve the coverage afforded by this Policy without the Insurer's prior written consent.

VI. CLAIM PARTICIPATION

The Insurer may, at its sole discretion, elect to participate in the investigation, settlement and/or defense of any claim against the **Insureds** even if the **Underlying Insurance** has not been exhausted.

VII. SUBROGATION AND RECOVERIES

A. In the event of any payment under this Policy, the Insurer shall be subrogated to all the **Insureds'** rights of recovery against any person or organization, and the **Insureds** shall execute and deliver all instruments and papers and do whatever else is necessary to secure such rights.

B. Any amount recovered after payment under this Policy shall be apportioned in the inverse order of payment to the extent of actual payment. The expenses of all such recovery proceedings shall be apportioned in the same ratio as the recoveries.

VIII. NOTICES

A. If the **Insureds** give any notice of any matter under the **Underlying Insurance**, the **Insureds** must also give the Insurer written notice of such matter in the same manner as required by the terms and conditions of the **Primary Policy**, except that such written notice must be sent to the Insurer at the address set forth in ITEM 6 of the Declarations.

B. The **Insureds** shall give the Insurer notice in writing as soon as practicable of:

1. the cancellation of any **Underlying Insurance**, or

2. any additional or return premiums charged or allowed in connection with any **Underlying Insurance**.

IX. POLICY TERMINATION

A. This Policy may be canceled by the **Insureds** at any time either by surrender of this Policy or by written notice stating when thereafter such cancellation is to be effective. The mailing of such notice as aforesaid shall be sufficient proof of notice and this policy shall terminate at the date and hour specified in such notice.

B. The Insurer shall refund the unearned premium computed at the customary short rate if the Policy is canceled by the **Insureds**.

X. CONFORMITY TO STATUTE

Any terms of this Policy which are in conflict with the terms of any applicable laws construing this Policy are hereby amended to conform to such laws.

XI. AUTHORIZATION AND NOTICES

The person or entity named in ITEM 1 of the Declarations shall be the sole agent, and shall act on behalf, of the **Insureds** with respect to all matters under this Policy, including but not limited to giving and receiving notices and other communication, effecting or accepting any endorsements to or notice of cancellation of this Policy, paying premium and receiving any return premiums.

XII. NO ALTERATIONS WITHOUT ENDORSEMENT

No change in or modification of this Policy shall be effective unless made by endorsement signed by an authorized employee of the Insurer or any of its agents relating to this Policy.

In witness whereof the Insurer has caused this Policy to be executed by its authorized officers, but this Policy will not be valid unless countersigned on the Declarations Page by a duly authorized representative of the Insurer.

Secretary   President

Policy Number: 08 FI 0252157-24

THE HARTFORD PREMIER EXCESS℠
FIDELITY DECLARATIONS

TWIN CITY FIRE INSURANCE CO.
One College Park 8910 Purdue Road, Indianapolis, IN 46268-0930
This policy is issued by the stock insurance company listed above, herein called the **Insurer**.

Item 1: Name of Insured and Address:	Producer Code, Name & Address:
FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS C/O FMR LLC 88 BLACK FALCON AVE, 1ST FLOOR, EAST SIDE SUITE 167, MAILZONE V7E BOSTON, MA 02110	08089423 WILLIS TOWERS WATSON NORTHEAST INC 75 ARLINGTON STREET FLOOR 2 BOSTON, MA 02116

Item 2: Policy Period: From 12:01 a.m. on 07/01/2024 to 12:01 a.m. on 07/01/2025 (local time at the address shown in **Item 1.**)

Item 3: **Limit of Liability each Policy Period:**

Single Loss Limit of Liability:	$10,000,000
Aggregate Limit of Liability:	$10,000,000

Item 4: Premium: $31,170

Item 5: Followed Policy:

Company:	BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY
Policy Number:	47-EPF-315882-04

Item 6: Address for Claims-Related Notices:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPClaims@thehartford.com
Fax: (917) 464-6000

Item 7. Address for all other Notices:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPExpress@thehartford.com
Fax: (866) 586-4550

Item 8: Underlying Insurance:

Company	Policy Number	Limit/Attachment	Aggregate
BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY	47-EPF-315882-04	$10,000,000	$10,000,000
FEDERAL INSURANCE COMPANY	82484869	$10,000,000 Excess of $10,000,000	$10,000,000
NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA	01-307-65-48	$10,000,000 Excess of $20,000,000	$10,000,000
ICI MUTUAL INSURANCE COMPANY	87153324B	$10,000,000 Excess of $30,000,000	$10,000,000
ALLIED WORLD ASSURANCE COMPANY	C014840/014	$10,000,000 Excess of $40,000,000	$10,000,000
QBE INSURANCE CORPORATION	130005116	$10,000,000 Excess of $50,000,000	$10,000,000
TRAVELERS CASUALTY AND SURETY COMPANY OF AMERICA	106547262	$10,000,000 Excess of $60,000,000	$10,000,000
CONTINENTAL CASUALTY COMPANY	287042220	$10,000,000 Excess of $70,000,000	$10,000,000
STARR INDEMNITY & LIABILITY COMPANY	1000059071241	$10,000,000 Excess of $80,000,000	$10,000,000
AXIS INSURANCE COMPANY	P-001-000158021-05	$5,000,000 Excess of $90,000,000	$5,000,000
ZURICH AMERICAN INSURANCE COMPANY	FIB-0456717-01	$5,000,000 Excess of $95,000,000	$5,000,000

Date 01/28/2025



GU207
(6-78)

ENDORSEMENT

This endorsement, effective on 07/01/2024 at 12:01 A.M standard time, forms a part of

Policy No. 08 FI 0252157-24 of the TWIN CITY FIRE INSURANCE CO.

Issued to FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

A. Morris Tooker, President

SCHEDULE

	UX00H05000	12/20	THE HARTFORD PREMIER EXCESS FIDELITY DECLARATIONS
	UX00H00300	8/15	THE HARTFORD PREMIER EXCESS POLICY
1	UX00H01100	8/15	ABSOLUTE TIE-IN ENDORSEMENT
2	HG00H00901	7/08	AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT
3	UX00H03300	8/15	QUOTA SHARE PARTICIPATION LEAD INSURER ENDORSEMENT
4	UX00M06800	10/19	PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE
5	UX00M06800	10/19	PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE
6	UX00M06800	10/19	PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE
7	UX00M06800	10/19	PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE
8	UX00M06800	10/19	PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE
9	UX00M06800	10/19	PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE
10	UX00M06800	10/19	PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE
11	UX00H05100	12/20	FIDELITY EXCESS ENDORSEMENT
	HG00H12900	10/16	U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")
	HR00H09300	2/07	PRODUCER COMPENSATION NOTICE

THE HARTFORD PREMIER EXCESS POLICY

I. INSURING AGREEMENT

This policy provides coverage in accordance with the terms, conditions, and limitations contained in the **Followed Policy**, except as otherwise provided herein.

II. LIMIT OF LIABILITY

Liability for Loss shall attach to the **Insurer** only after the **Underlying Limits** shall have been exhausted by payment of Loss, by or on behalf of the insurer(s) of the **Underlying Insurance** or by or on behalf of the Insured(s) by any source. The **Insurer** shall then be liable to pay Loss in excess of the **Underlying Limits** up to the **Limit of Liability** set forth in Item 3. of the Declarations. If the **Underlying Limits** are exhausted, this policy continues as primary insurance, subject to any applicable retention.

III. GENERAL CONDITIONS

(A) This policy is issued in reliance upon the representations, materials and information contained in the Application for the **Followed Policy** and is subject to the terms, conditions, and limitations contained in the **Followed Policy** (except as regards the premium, the limit of liability, including any sub-limits, the policy period and as otherwise provided herein).

(B) This policy follows the terms, conditions, and limitations of any Pending & Prior Litigation Exclusion (or similar exclusion) in the **Followed Policy**, except that the **Pending & Prior Litigation Date** set forth in Item 8. of the Declarations applies.

(C) The risk of uncollectibility of any **Underlying Insurance** (in whole or in part), for any reason, is expressly retained by the Insured(s).

(D) This policy does not provide coverage above any sub-limit of liability available under the **Underlying Insurance**. However, payments made under such coverage will be recognized for the purposes of reducing or exhausting the **Underlying Insurance**.

(E) All notices shall be given to the **Insurer** at the applicable address set forth in either Item 6. or Item 7. of the Declarations and in accordance with all appropriate notice provisions of the **Followed Policy**.

(F) Any modification to this policy or to the **Underlying Insurance**, or any assignment of interest under this policy, must be agreed to in writing by the **Insurer** in order for this policy to become subject to such modification or for such assignment to become effective. In no event shall any such modification or assignment affect this policy's excess position or attachment point.

(G) If the Insured(s) elect and are granted an extended reporting period under the **Followed Policy**, then the Insured(s) may elect an extended reporting period under this policy upon satisfaction of the conditions set forth in the **Followed Policy**.

IV. DEFINITIONS

(A) **Followed Policy**, **Underlying Insurance**, **Insurer**, **Premium**, **Policy Period**, **Pending & Prior Litigation Date** and **Limit of Liability** are defined as set forth in the Declarations.

(B) **Underlying Limits** means an amount equal to the aggregate of all limits of liability set forth in Item 9. of the Declarations for all **Underlying Insurance**, plus any applicable uninsured retention.

(C) All other capitalized terms are defined as set forth in the **Followed Policy**.

ENDORSEMENT NO:1

This endorsement, effective 12:01 am, 07/01/2024 **forms part**
of policy number 08 FI 0252157-24

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ABSOLUTE TIE-IN ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD PREMIER EXCESS POLICY

Notwithstanding the amount specified in **Item 3**. **Limit of Liability** of the Declarations, it is agreed that the maximum combined **Limit of Liability** for this policy FI 0252157 and policy No. DA 0252123 shall be $10,000,000.

All other terms and conditions remain unchanged.

A. Morris Tooker, President

ENDORSEMENT NO: 2

This endorsement, effective 12:01 am, 07/01/2024 **forms part**
of policy number 08 FI 0252157-24

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT

I. Notice of Claim or Wrongful Act

A. A notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPClaims@thehartford.com
Fax: (917) 464-6000

B. Where it is stated in the policy or declarations page that a notice of any **Claim** or **Wrongful Act** shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115, it shall be deleted and replaced with the following:

Notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPClaims@thehartford.com
Fax: (917) 464-6000

II. All Other Notices

A. All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPExpress@thehartford.com
Fax: (866) 586-4550

B. With the exception of notice of a **Claim** or **Wrongful Act**, where it is stated in the policy or declarations page that a notice shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115 shall be deleted and replaced with the following:

All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPExpress@thehartford.com
Fax: (866) 586-4550

All other terms and conditions remain unchanged.

A. Morris Tooker, President

ENDORSEMENT NO:3

This endorsement, effective 12:01 am, 07/01/2024 **forms part of policy number** 08 FI 0252157-24

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

QUOTA SHARE PARTICIPATION - LEAD INSURER ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD PREMIER EXCESS POLICY

I. This policy is part of a quota share participation arrangement between the **Participating Insurance Company(ies)** (as defined below) and the Insured (the "**Program**") which provides a $50,000,000 aggregate limit of liability excess of the **Underlying Insurance** and consists of the following:

Participating Insurance Company	Participating Insurance Policy No.	Participating Insurance Company's Limit of Liability	Participating Insurance Company's Percentage
TWIN CITY INSURANCE CO	08 FI 0252157-24	10,000,000	20%
LONDON/ LLOYDS SYNDICATES	13012P24	5,000,000	10%
FREEDOM SPECIALTY INSURANCE CO,	XMF2400061	10,000,000	20%
U.S. SPECIALTY INSURANCE COMPANY	24-MGU-24-A58952	8,000,000	16%
EVEREST NATIONAL INSURANCE COMPANY	FL5FD00135-241	7,000,000	14%
IRONSHORE INDEMNITY INC	FI4NAB095H005	5,000,000	10%
XL SPECIALTY INSURANCE COMPANY	ELU197869-24	5,000,000	10%

II. Except for each **Participating Insurance Company's** premium, limit of liability, participation percentage, and as otherwise agreed, coverage under the Program is intended to follow the terms, conditions, and limitations of this policy.

III. Each **Participating Insurance Company** shall be liable only for its own percentage of each covered Loss, subject to its own limit of liability.

IV. The liability of each **Participating Insurance Company** shall be several and not joint. The failure, refusal or inability of any **Participating Insurance Company** to pay covered Loss, including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other **Participating Insurance Company**.

V. It is the intent of each **Participating Insurance Company** that the Insurer's assume a primary role in the monitoring of any Claims submitted for coverage under the **Program**. Notwithstanding the foregoing, it is understood that each **Participating Insurance Company** shall:

(A) receive notice of any Claim submitted for coverage under the **Program**;

(B) make its own determination of whether Loss is covered under the **Program**; and

(C) elect whether to participate in the investigation, settlement or defense of any Claim.

All other terms and conditions remain unchanged.

A. Morris Tooker, President

ENDORSEMENT NO:4

This endorsement, effective 12:01 am, 07/01/2024 **forms part**
of policy number 08 FI 0252157-24

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Participating Insurance Company Signature Page

Participating Insurance Company: TWIN CITY INSURANCE CO

By:

All other terms and conditions remain unchanged.



A. Morris Tooker, President

ENDORSEMENT NO:5

This endorsement, effective 12:01 am, 07/01/2024 **forms part of policy number** 08 FI 0252157-24

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Participating Insurance Company Signature Page

Participating Insurance Company: LONDON/LLOYDS SYNDICATE

By:

All other terms and conditions remain unchanged.



A. Morris Tooker, President

ENDORSEMENT NO:6

This endorsement, effective 12:01 am, 07/01/2024 **forms part of policy number** 08 FI 0252157-24

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Participating Insurance Company Signature Page

Participating Insurance Company: Freedom Specialty Insurance Company

By:

All other terms and conditions remain unchanged.

A. Morris Tooker, President

ENDORSEMENT NO:7

This endorsement, effective 12:01 am, 07/01/2024 **forms part of policy number** 08 FI 0252157-24

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Participating Insurance Company Signature Page

Participating Insurance Company: Houston Casualty Company (HCC)

By:

All other terms and conditions remain unchanged.



A. Morris Tooker, President

ENDORSEMENT NO:8

This endorsement, effective 12:01 am, 07/01/2024 **forms part of policy number** 08 FI 0252157-24

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Participating Insurance Company Signature Page

Participating Insurance Company: Everest National Ins. Co.

By:

All other terms and conditions remain unchanged.

A. Morris Tooker, President

ENDORSEMENT NO:9

This endorsement, effective 12:01 am, 07/01/2024 **forms part of policy number** 08 FI 0252157-24

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Participating Insurance Company Signature Page

Participating Insurance Company: Ironshore Indemnity Inc.

By:

All other terms and conditions remain unchanged.

A. Morris Tooker, President

ENDORSEMENT NO:10

This endorsement, effective 12:01 am, 07/01/2024 **forms part of policy number** 08 FI 0252157-24

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Participating Insurance Company Signature Page

Participating Insurance Company: XL Specialty Insurance Company

By:

All other terms and conditions remain unchanged.

A. Morris Tooker, President

ENDORSEMENT NO:11

This endorsement, effective 12:01 am, 07/01/2024 **forms part of policy number** 08 FI 0252157-24

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

FIDELITY EXCESS ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD PREMIER EXCESS POLICY

I. Section **III. GENERAL CONDITIONS** is amended as follows:

- Paragraphs (B) and (G) are deleted.
- Single Loss Limit of Liability set forth in Item 3. of the Declarations shall be the Insurer's maximum liability under this policy for any one Loss.
- Aggregate Limit of Liability set forth in Item 3. of the Declarations shall be the Insurer's total cumulative liability for all amounts payable under this policy, regardless of the number of Losses or any other circumstance. Upon exhaustion of the Aggregate Limit of Liability, the Insurer shall have no further obligation or liability under this policy, regardless of when a Loss may be discovered and whether or not it was previously reported to the Insurer.
- Any references to "retention" shall be replaced with "applicable retention or deductible".

II. Section **IV. DEFINITIONS** is amended as follows:

- In Definition (B) **Underlying Limits**, "Item 9" is deleted and replaced with "Item 8".

All other terms and conditions remain unchanged.

A. Morris Tooker, President

U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the United States. **Please read this Notice carefully**.

The Office of Foreign Assets Control ("OFAC") of the U.S. Department of the Treasury administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign countries and regimes, terrorists, international narcotics traffickers, those engaged in activities related to the proliferation of weapons of mass destruction, and other threats to the national security, foreign policy or economy of the United States. OFAC acts under Presidential national emergency powers, as well as authority granted by specific legislation, to impose controls on transactions and freeze assets under U.S. jurisdiction. OFAC publishes a list of individuals and companies owned or controlled by, or acting for or on behalf of, targeted countries. It also lists individuals, groups, and entities, such as terrorists and narcotics traffickers designated under programs that are not country-specific. Collectively, such individuals and companies are called "Specially Designated Nationals and Blocked Persons" or "SDNs". Their assets are blocked and U.S. persons are generally prohibited from dealing with them. This list can be located on OFAC's web site at — http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is an SDN, as identified by OFAC, the policy is a blocked contract and all dealings with it must involve OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC.

Producer Compensation Notice

You can review and obtain information on The Hartford's producer compensation practices at www.thehartford.com or at 1-800-592-5717.

Home Office:
One West Nationwide Blvd.
Columbus, OH 43215
Administrative Office:
18700 North Hayden Road
Scottsdale, AZ 85255

January 23, 2025

Mary Coughlin
Willis
Willis Towers Watson Northeast, Inc.
75 Arlington Street
Floor 10, MA 02116

RE: Fidelity Fixed Income & Asset Allocation
Policy Number: XJO2408786
Liability Limit: $10,000,000 Part of $50,000,000 Excess of $100,000,000 Single Loss Limit of Liability
$10,000,000 Part of $50,000,000 Excess of $100,000,000 Aggregate Limit of Liability

Dear Mary,

Nationwide is pleased to provide you with the enclosed Fidelity Fixed Income & Asset Allocation Policy, with effective dates 07/01/2024 to 07/01/2025, issued by National Casualty Company ("the Company") to the above captioned insured.

As requested, the Policy has been issued despite the fact that Nationwide has not received all of the Underlying Excess policy(ies)/endorsements.

As you are aware, the binder for this Policy may contain a subjectivity(ies) regarding receipt, review and acceptance of complete copies of the binders for all of the Underlying Excess policies, as well as complete copies of all of the policies themselves. If applicable, please forward complete copies of all of the policies to my attention as soon as possible.

The Company fully reserves its rights to amend the Policy in the event that any inconsistencies exist between the binders related to the policies and the policies when issued. In addition, by issuing the Policy, the Company does not waive any rights or defenses it may have in connection with the Policy, nor is it stopped from asserting all or any defenses that may be available to it with regard to the Policy.

If you have any questions or concerns, please do not hesitate to contact me.

Sincerely,

Nicole Young

Enclosures

Nationwide®

Underwritten by: National Casualty Company
Home Office: One Nationwide Plaza · Columbus, Ohio 43215
Administrative Office: 18700 North Hayden Road · Scottsdale, Arizona 85255
1-800-423-7675 · A Stock Company

In Witness Whereof, the Company has caused this policy to be executed and attested.

Secretary

President

The information contained herein replaces any similar information contained elsewhere in the policy.

Underwritten by: National Casualty Company
Home Office: One West Nationwide Boulevard · Columbus, Ohio 43215
Administrative Office: 18700 North Hayden Road · Scottsdale, Arizona 85255
1-800-423-7675 · A Stock Company

EXCESS INSURANCE POLICY
Crime and Fidelity

DEPENDING UPON THE TERMS OF THE FOLLOWED POLICY, THIS POLICY MAY APPLY ONLY TO LOSSES FIRST DISCOVERED DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD, IF APPLICABLE, AND THE LIMIT OF LIABILITY MAY BE REDUCED BY PAYMENT OF DEFENSE COSTS. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

DECLARATIONS

Item 1. **Named Insured** & Mailing Address:
FIDELITY FIXED INCOME & ASSET ALLOCATION
C/O FMR LLC
88 FALCON , FIRST FLOOR, EAST SIDE, SUITE 167. MAILZONE V7E
BOSTON, MA 02210

Policy No.: XJO2408786
Agent No.: 20408
Renewal No.: XJO2308786

Item 2. Limit of Liability (maximum amount payable by the **Insurer** under this Policy)*
A. Single Loss Limit (Commercial Crime or Financial Institution Bond): $ 10,000,000
B. Aggregate Limit (Financial Institution Bond only): $ 10,000,000
*Aggregate Limit is applicable to FI Bond only Part of $ 50,000,000

Item 3. **Policy Period:**
07/01/2024 to 07/01/2025 12:01 A.M. standard time at **Named Insured's** Mailing Address

Item 4. Schedule of **Underlying Policies:**
"Followed Policy" means the policy or coverage section identified below in the Schedule of **Underlying Policies,** as constituted at its inception (unless the **Insurer** consents to any change thereto by written endorsement to this Policy).

Followed Policy	Underlying Insurer	Underlying Policy	Limit of Liability ☒ Single ☒ Aggregate	Policy Period
☒	**BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY**	47-EPF-315882-04	$10,000,000	07/01/2024 - 07/01/2025

DEDUCTIBLE: $400,000

SEE FORM UT-358 12-07 FOR COMPLETE SCHEDULE OF UNDERLYING POLICIES

"Underlying Limits" means the following amount: $ 100,000,000
Single Loss Limit (Financial Institution Bond or Commercial Crime): $ 100,000,000
Aggregate Limit (Financial Institution Bond only): $ 100,000,000

"Underlying Policies" means all policies or coverage sections of policies identified in the above Schedule of **Underlying Policies,** as constituted at their inception (unless the **Insurer** consents to any change thereto by written endorsement to this Policy). **"Underlying Insurer"** means any insurer identified in the above Schedule of **Underlying Policies** as issuing an **Underlying Policy.**

Item 5. **Premium:** $31,170 **Terrorism Premium:** $0 **Total Premium:** $31,170

Item 6.	Notice of Claims to:	Other Notices to:
	National Casualty Company Claim Department PO Box 182452 Columbus, Ohio 43218-2452 mlsreportaloss@nationwide.com	National Casualty Company Claim Department PO Box 182452 Columbus, Ohio 43218-2452 mlsreportaloss@nationwide.com

These Declarations, together with the application (as defined in the **Followed Policy**) and any information submitted therewith, the Policy, and any written endorsement(s) attached thereto, shall constitute the contract between the **Insureds** and the **Insurer.**

National Casualty Company

SCHEDULE OF FORMS AND ENDORSEMENTS

Policy No. XJO2408786 Effective Date 07/01/2024

12:01 A.M. Standard Time

Named Insured Fidelity Fixed Income & Asset Allocation Agent No. 20408

UT-COVPG	03-21	COVER PAGE
XJ-D-1	08-22	EXCESS INSURANCE POLICY CRIME AND FIDELITY DECLARATIONS
UT-SP-2	12-95	SCHEDULE OF FORMS AND ENDORSEMENTS
XJ-P-1	08-17	EXCESS INSURANCE POLICY CRIME AND FIDELITY
UT-358	12-07	SCHEDULE OF UNDERLYING POLICIES
XM-207	08-17	AMEND REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS-LOSS
XM-202	08-17	AMEND CONDITIONS OF COVERAGE
XM-232	08-17	QUOTA SHARE ENDORSEMENT
UT-3G	03-92	EXCESS POLICY - AMEND CONDITIONS OF COVERAGE - AS EXPIRING
UT- 3G - 2119 - M	09-18	TIE IN OF LIMITS ENDORSEMENT
NOTN0442CW	03-22	U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS
NOTN0602MA-POL	03-21	POLICYHOLDER DISCLOSURE-MASSACHUSETTS NOTICE OF TERRORISM INSURANCE COVERAGE

Underwritten by: National Casualty Company
Home Office: One Nationwide Plaza • Columbus, Ohio 43215
Administrative Office: 8877 North Gainey Center Drive • Scottsdale, Arizona 85258
1-800-423-7675 • A Stock Company

EXCESS INSURANCE POLICY
Crime and Fidelity

UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY APPLIES ONLY TO LOSSES FIRST DISCOVERED BY THE INSURED DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD.

In consideration of the payment of the premium and in reliance upon the application (as defined in the **Followed Policy**) and any information submitted therewith, and subject to the Declarations and terms and conditions of this Policy, the persons and entities entitled to coverage under the **Followed Policy** (the **"Insureds"**) and the **Insurer** agree as follows:

I. INSURING AGREEMENT

The **Insurer** shall provide insurance coverage excess of the **Underlying Limits** in accordance with the same terms, definitions, conditions, exclusions and limitations as are contained in the **Followed Policy,** except with respect to the premium, the limit of liability and as otherwise provided herein.

II. DEFINITIONS

"Financial Insolvency" means the status of any **Underlying Insurer** being subject to the appointment, by any state, federal or foreign official, agency or court, of any receiver, conservator, liquidator, trustee, rehabilitator or similar official to take control of, supervise, manage or liquidate such **Underlying Insurer.**

III. REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS

A. The **Insurer** shall not provide any coverage under this Policy until the full amount of the **Underlying Limits** has been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of amounts covered under the terms of the **Underlying Policies** by any or all of the following:

(1) the **Underlying Insurers** under the **Underlying Policies;**

(2) the **Insured;** or

(3) any other source.

B. In the event that **Underlying Limits** are partially reduced by reason of actual payments as described in Section **III.A.** above, then subject to the Limit of Liability this Policy shall continue to apply as excess over the reduced **Underlying Limits.**

C. 1. In the event that a Single Loss Limit of Liability is selected in Item **2.A.** of the Declarations, and the **Underlying Polices** have paid the full amount of their Single Loss Underlying Limits for each and every **Underlying Policy** as applicable, as described in Section **III.A.** above (and the full amount of any applicable deductible or uninsured retention has been paid under the **Followed Policy** by the **Insured** or others), then subject to the Single Loss Limit of Liability set forth on the Declarations of this Policy, this Policy shall continue to apply as primary insurance in accordance with the terms, definitions, conditions, exclusions and limitations of the **Followed Policy** and the terms, definitions, conditions, exclusions and limitations of this Policy; provided always that this Policy shall only pay excess of such deductible or retention, which shall be applied in the same manner as specified in the **Followed Policy.**

2. In the event that an Annual Aggregate Limit of Liability is selected in Item **2.B.** of the Declarations, and the **Underlying Limits** are wholly exhausted by reason of actual payments as described in Section **III.A.** above (and the full amount of any applicable deductible or uninsured retention has been paid under the **Followed Policy** by the **Insured** or others), then subject to the Limit of Liability this Policy shall continue to apply as primary insurance in accordance with the terms, definitions, conditions, exclusions and limitations of the **Followed Policy** and the terms, definitions, conditions, exclusions and limitations of this Policy; provided always that this Policy shall only pay excess of such deductible or retention, which shall be applied in the same manner as specified in the **Followed Policy.**

D. This Policy shall only pay in the event of the reduction or exhaustion of the **Underlying Limits** by reason of actual payments as described in Section **III.A.** above and shall not drop down for any other reason, including but not limited to the existence of any sub-limit in any **Underlying Policy;** provided, however, this Policy will recognize erosion of any of the **Underlying Policies** due to the existence of a sub-limit.

E. The **Insureds** expressly retain the risk of any gap in coverage or uncollectibility and the **Insurer** does not in any way insure or assume such risk.

IV. CONDITIONS OF COVERAGE

A. As a condition precedent to this Policy's coverage, in the event of the **Financial Insolvency** of any of the **Underlying Policies** or the reduction or exhaustion of any of the **Underlying Policies,** the **Insureds** shall notify the **Insurer** in writing as soon as practicable thereafter, with full particulars.

B. If during the **Policy Period** or any discovery or extended reporting period, any terms, definitions, conditions, exclusions and limitations of the **Followed Policy** are changed, this Policy shall not be subject to such change unless the **Insurer** consents by written endorsement to this Policy.

National Casualty Company

SCHEDULE OF UNDERLYING POLICIES

Policy No. XJO2408786 Effective Date 07/01/2024

12:01 A.M. Standard Time

Named Insured Fidelity Fixed Income & Asset Allocation Agent No. 20408

SCHEDULE OF UNDERLYING INSURANCE :

Issuing Insurer	Policy Number	Limit of Liability	Attachment Point
PRIMARY POLICY (FOLLOWED): BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY	47-EPF-315882-04	$10,000,000	SEE FOLLOWED POLICY DEDUCTIBLES
1st EXCESS: WESTCHESTER FIRE INSURANCE COMPANY	82484869	$10,000,000	$10,000,000
2nd EXCESS: NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA	01-307-65-48	$10,000,000	$20,000,000
3rd EXCESS: ICI MUTUAL INSURANCE COMPANY, RRG	87153324B	$10,000,000	$30,000,000
4th EXCESS: ALLIED WORLD ASSURANCE COMPANY, LTD.	C014840/014	$10,000,000	$40,000,000
5th EXCESS: QBE INSURANCE CORPORATION	130005116	$10,000,000	$50,000,000
6th EXCESS: ST. PAUL MERCURY INSURANCE COMPANY	106547262	$10,000,000	$60,000,000
7th EXCESS: CONTINENTAL CASUALTY COMPANY	287042220	$10,000,000	$70,000,000
8th EXCESS: STARR INDEMNITY & LIABILITY COMPANY	1000059071241	$10,000,000	$80,000,000
9th EXCESS: AXIS INSURANCE COMPANY	P-001-000158021-05	$5,000,000	$90,000,000
10th EXCESS: ZURICH AMERICAN INSURANCE COMPANY	FIB-0456717-01	$5,000,000	$95,000,000

ENDORSEMENT NO. 1

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2408786	07/01/2024	Fidelity Fixed Income & Asset Allocation	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS—LOSS

In consideration of the premium charged, it is hereby understood and agreed that Section III. **REDUCTION OR EXHAUSTION OF UNDERLYING INSURANCE,** subsection A. is deleted in its entirety and replaced with the following:

A. The **Insurer** shall not provide any coverage under this Policy until the full amount of the **Underlying Limits** has been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of **Loss** under the terms of the **Underlying Policies** by any or all of the following:

(1) The **Underlying Insurers** under the **Underlying Policies;**

(2) The **Insured,** including payments made on behalf of the **Insured;**

(3) A **DIC Insurer,** in the event the difference-in-conditions policy written by such **DIC Insurer** drops down to pay any amount due under the **Underlying Policies;** or

(4) Any third-party.

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE / DATE

ENDORSEMENT NO. 2

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2408786	07/01/2024	Fidelity Fixed Income & Asset Allocation	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND CONDITIONS OF COVERAGE

In consideration of the premium charged, it is hereby understood and agreed that Section IV.A. **CONDITIONS OF COVERAGE** is deleted in its entirety and replaced by the following:

A. In the event of the **Financial Insolvency** of any of the **Underlying Policies** or the reduction or exhaustion of any of the **Underlying Policies,** the **Insureds** shall notify the **Insurer** in writing as soon as practicable thereafter, with full particulars.

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE / DATE

ENDORSEMENT NO. 3

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2408786	07/01/2024	Fidelity Fixed Income & Asset Allocation	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

QUOTA SHARE ENDORSEMENT

In consideration of the premium paid, it is hereby understood and agreed that:

1. This Policy is part of a quota share participation arrangement between the Participating Insurers and the **Insured** (the "Program") which provides a $50,000,000 **Limit of Liability** excess of the **Underlying Limits** as follows:

Participating Insurer	Participating Insurer's Policy Number	Participating Insurer's Limit of Liability	Participating Insurer's Percentage
National Casualty Company	XJO2408786	$10,000,000	20.00%
Ironshore Indemnity Inc.	FI4NAB095H005	$5,000,000	10.00%
XL Specialty Insurance Company	ELU197869-24	$5,000,000	10.00%
Everest National Insurance Company	FL5FD00012-241	$7,000,000	14.00%
Mosaic Syndicate 1609	13012P24	$5,000,000	10.00%
Houston Casualty Company	24-MGU-24-A58952	$8,000,000	16.00%
Twin City Fire Insurance Company	08 FI 0252157-24	$10,000,000	20.00%

2. Each Participating Insurer shall be liable only for its own percentage of each covered **Loss,** subject to its own **Limit of Liability.**
3. Each Participating Insurer shall:
   A. receive notice of any **Claim** submitted for coverage under the Program;
   B. make its own determination of whether loss is covered under the Program; and
   C. elect whether to participate in the investigation, settlement or defense of any **Claim.**
4. The liability of each Participating Insurer shall be several and not joint. The failure, refusal or inability of any Participating Insurer to pay covered **Loss,** including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other Participating Insurer. The **Insured** expressly retains the risk of any gap in coverage or uncollectibility and the **Insurer** does not in any way insure or assume such risk.
5. Item 2. of the Declarations is deleted in its entirety and replaced by the following:

Item 2. See Excess Policy--Quota Share Endorsement

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE DATE

Underwritten by National Casualty Company

ENDORSEMENT NO. 4

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2408786	07/01/2024	Fidelity Fixed Income & Asset Allocation	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND CONDITIONS OF COVERAGE

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

In consideration of the premium paid, it is hereby understood and agreed that Section **IV. CONDITIONS OF COVERAGE,** of this Policy is amended by adding the following:

C. In the event a coverage dispute arises between the **Insured** and the **Insurer** of this Policy in relation to matters that are also the subject of a dispute with an **Underlying Insurer**, then at the **Insured's** election, those disputes shall be heard together in the same court or arbitration proceedings

All other terms and conditions of this Policy remain unchanged.

_______________________________ / _______________

AUTHORIZED REPRESENTATIVE DATE

Underwritten by National Casualty Company

ENDORSEMENT NO. 5

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2408786	07/01/2024	Fidelity Fixed Income & Asset Allocation	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

TIE-IN OF LIMITS ENDORSEMENT

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

In consideration of the premium paid, it is hereby understood and agreed that there shall be a combined limit of liability of $10,000,000 for all **Claims** under this policy and all **Claims** under policy number ***XMF2400061*** issued by the **Company** to all fidelity funds bonds, including any policy that renews or replaces or succeeds in time either policy, which combined limit of liability shall be the maximum amount payable by the **Company** under all such policies.

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE / DATE

National Casualty Company

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of this Policy. Read this policy and review the Declarations page for complete information on the coverages provided.

This Notice provides information concerning possible impact on this Policy's insurance coverage due to directives issued by the Office of Foreign Assets Control ("OFAC"). **Please read this Notice carefully.**

OFAC administers and enforces sanctions policy, based on Presidential declarations of "national emergency." OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons." This list can be located on the United States Treasury's website: http://www.treas.gov/ofac/

In accordance with OFAC regulations, if it is determined that any insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

Underwritten by National Casualty Company
A Stock Insurance Company

POLICYHOLDER DISCLOSURE-MASSACHUSETTS
NOTICE OF TERRORISM INSURANCE COVERAGE

NO PREMIUM CHARGE FOR TERRORISM COVERAGE

COPY OF DISCLOSURE SENT WITH ORIGINAL QUOTE

TERRORISM RISK INSURANCE ACT

You are hereby notified that the Terrorism Risk Insurance Act of 2002, as amended pursuant to the Terrorism Risk Insurance Program Reauthorization Act of 2019, effective January 1, 2021 (collectively referred to as “TRIA” or the “Act”), established a program within the Department of the Treasury under which the federal government shares, with the insurance industry, the risk of loss from future terrorist attacks. Under the Act, you have a right to an offer of insurance coverage for losses arising out of acts of terrorism. As defined in Section 102(1) of the Act: The term “certified acts of terrorism” means any act that is certified by the Secretary of the Treasury-in consultation with the Secretary of Homeland Security, and the Attorney General of the United States-to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States government by coercion.

DISCLOSURE OF FEDERAL SHARE OF COMPENSATION

You should know that where coverage is provided by this policy for losses resulting from “certified acts of terrorism,” such losses may be partially reimbursed by the United States government under a formula established by federal law. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States government agrees to reimburse eighty percent (80%) of covered terrorism losses that exceed the statutorily established deductible paid by the insurance company providing the coverage. There is no premium charged for terrorism coverage, as indicated below.

CAP ON LOSSES FROM “CERTIFIED ACTS OF TERRORISM”

You should also know that the Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits United States government reimbursement as well as insurers’ liability for losses resulting from “certified acts of terrorism” when the amount of such losses in any one calendar year exceeds $100 billion. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

$0 PREMIUM DISCLOSURE

In accordance with the Act, we are required to offer you coverage for losses resulting from an act of terrorism that is certified under TRIA as an act of terrorism. The policy’s other provisions will still apply to such an act. We are further required to provide you with a notice disclosing the portion of your premium, if any, attributable to coverage for terrorist acts certified under the Terrorism Risk Insurance Act.

The portion of your annual premium that is attributable to coverage for “certified acts of terrorism” pursuant to TRIA is **$0 (zero),** and does not include any charges for the portion of losses covered by the United States government under the Act.

IRONSHORE INDEMNITY INC.

(A Stock Company)
175 Berkeley Street
Boston, MA 02116
Toll Free: (877) IRON411

This Policy is issued by the stock insurance company listed above (herein "Insurer").

EXCESS LIABILITY INSURANCE POLICY DECLARATIONS

UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY IS A CLAIMS MADE POLICY WHICH COVERS ONLY CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. PLEASE READ THIS POLICY CAREFULLY.

Policy No. FI4NAB095D005
Expiring No. FI4NAB095D004

ITEM 1. INSURED COMPANY PRINCIPAL ADDRESS:

Fidelity Equity & High Income Funds
c/o FMR LLC 88 Black Falcon First Floor,
East Side, Suite 167, Boston, MA 02110

ITEM 2. COVERAGE PROVIDED: Excess Fidelity Insurance

ITEM 3. FOLLOWED POLICY: FMR Funds Concentric Custom Bond
INSURER: Berkshire Hathaway Specialty Insurance Company
POLICY NUMBER: 47-EPF-315882-03

ITEM 4. POLICY PERIOD:

From July 01, 2024 12:01 A.M. To July 01, 2025 12:01 A.M.
(Local time at the address shown in ITEM 1.)

ITEM 5.

Premium:

Plus all applicable Taxes, Fees and Surcharges.

Premium:	$13,503.00
----------------------	-----------------
Total Amount Due:	$13,503.00

See Invoice for the date Premium is due and payable. Failure to pay the premium in full may result in voidance of coverage.

ITEM 6. LIMIT OF LIABILITY/AGGREGATE LIMIT: $5,000,000 part of $50,000,000 for all Loss under all Coverages combined.

ITEM 7. UNDERLYING POLICY LIMITS/ATTACHMENT POINT: $100,000,000

ITEM 8. PENDING & PRIOR LITIGATION DATE: N/A

ITEM 9. NOTICE TO INSURER:

A. Notice of Claim, Wrongful Act or Loss:

Send to Company Indicated Above
c/o Ironshore Insurance Services, LLC
28 Liberty Street
5th Floor
New York, NY 10005

B. All other notices:

Send to Company Indicated Above
28 Liberty Street
5th Floor
New York, NY 10005

ITEM 10. BROKER ADDRESS:

Mary Coughlin
WILLIS TOWERS WATSON NORTHEAST, INC
75 Arlington Street, Floor 10
Boston, MA 02116
LICENSE #: N/A

ITEM 11. FORMS AND ENDORSEMENTS:

1. ADM-OFAC-0419 Sanction Limitation and Exclusion Clause
2. EDO.008 (708) Quota Share Amendment of Declarations (Excess)
3. EXC.END.049 (0913) Tie-In Limits

THESE DECLARATIONS, TOGETHER WITH THE COMPLETED AND SIGNED APPLICATION, FOR THIS POLICY AND THE FOLLOWED POLICY, INCLUDING INFORMATION FURNISHED IN CONNECTION THEREWITH WHETHER DIRECTLY OR THROUGH PUBLIC FILING, AND THE POLICY FORM ATTACHED HERETO, CONSTITUTE THE INSURANCE POLICY.

Ironshore Indemnity Inc. by:

Secretary

President

December 9, 2024
Date

IRONSHORE INDEMNITY INC.
(A Stock Company)
175 Berkeley Street
Boston, MA 02116
Toll Free: (877) IRON411

Policy Number: FI4NAB095D005

EXCESS LIABILITY INSURANCE POLICY

I. INSURING AGREEMENT

In consideration of the payment of the premium and in reliance upon all statements made in the application for this Policy and the Followed Policy, including the information furnished in connection therewith, whether directly or through public filing, and subject to all terms, definitions, conditions, exclusions and limitations of this policy, the Insurer agrees to provide insurance coverage to the Insureds in accordance with the terms, definitions, conditions, exclusions and limitations of the Followed Policy, except as may be otherwise provided in this Policy.

II. LOSS PAYABLE PROVISION

It is agreed the Insurer shall pay the Insured as defined in the Followed Policy for Loss by reason of exhaustion by payments of all Underlying Policy Limits of all underlying policies by the underlying insurers issuing such underlying policies and/or the Insureds, subject to i) the terms and conditions of the Followed Policy as that form is submitted to the Insurer; ii) the Limit of Liability as stated in Item 6 of the Declarations; and iii) the terms and conditions of, and the endorsements attached to, this Policy. In no event shall this policy grant broader coverage than would be provided by the Followed Policy.

III. DEFINITIONS

A. The Terms “Insurer” and “Followed Policy” shall have the meanings attributed to them in the Declarations.

B. The term "Insureds” means those individuals and entities insured by the Followed Policy.

C. The term "Policy Period" means the period set forth in Item 4 of the Declarations.

D. The term "Underlying Policy Limits/Attachment Point" means an amount equal to the aggregate of all limits of liability as set forth in Item 7 of the Declarations for all Underlying Policies, plus the uninsured retention, if any, applicable to the Underlying Policies.

IV. POLICY TERMS

A. This policy is subject to the same representations contained in the Application for the Followed Policy and has the same terms, definitions, conditions, exclusions and limitations (except as regards the premium, the limits of liability, the policy period and as may be otherwise in this Policy) as are contained in the Followed Policy.

B. If during the Policy Period or any Discovery Period the terms, conditions, exclusions or limitations of the Followed Policy are changed in any manner, the Insureds shall as a condition precedent to their rights to coverage under this policy give to the Insurer written notice of the full particulars thereof and secure the Insurers affirmative consent to such modification before coverage will be effective.

C. As a condition precedent to their rights under this policy, the Insureds shall give to the Insurer as soon as practicable written notice in accordance with the terms, conditions, definitions, exclusions and limitations of the Followed Policy.

D. Notwithstanding any of the terms of this policy which might be construed otherwise, this policy shall drop down only in the event of reduction or exhaustion of the Underlying Limit and shall not drop down for any other reason including, but not limited to, uncollectibility (in whole or in part) of any Underlying Limits. The risk of uncollectibility of such Underlying Limits (in whole or in part) whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the Insureds and is not in any way or under any circumstances insured or assumed by the carrier.

Ironshore Indemnity Inc. by:

Secretary

President

IRONSHORE INDEMNITY INC.
(A Stock Company)
175 Berkeley Street
Boston, MA 02116
Toll Free: (877) IRON411

Endorsement # 1

Policy Number: FI4NAB095D005 **Effective Date of Endorsement:** July 01, 2024
Insured Name: Fidelity Equity & High Income Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

SANCTION LIMITATION AND EXCLUSION CLAUSE

No Insurer shall be deemed to provide cover and no Insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that Insurer to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THIS POLICY REMAIN UNCHANGED.

IRONSHORE INDEMNITY INC.

(A Stock Company)
175 Berkeley Street
Boston, MA 02116
Toll Free: (877) IRON411

Endorsement # 2

Policy Number: FI4NAB095D005 **Effective Date of Endorsement:** July 01, 2024
Insured Name: Fidelity Equity & High Income Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

QUOTA SHARE AMENDMENT OF DECLARATIONS (EXCESS)

In consideration of the premium charged, it is hereby understood and agreed that:

1. Item 6. of the Declarations is deleted and replaced by the following:

   Item 6. Aggregate Quota Share Layer Limit of Liability: $50,000,000

   Maximum aggregate Limit of Liability for all Claims made during the Policy Period.

   Subject to all of its terms and conditions, this Policy shall provide coverage for Claims in excess of the Underlying Insurance, up to the Insurer's quota share participation of the aggregate maximum limit stated above. Any Loss within the Aggregate Quota Share Layer Limit of Liability stated above shall be paid pro rata by each of the insurers subscribing to this Aggregate Quota Share Layer Limit of Liability in accordance with the proportion set forth in the Participation Agreement entered into by each such insurer. The participation of such insurers is set forth below in Item 7. of the Declarations. The obligations of such insurers who subscribe to the quota share arrangement are several and not joint, and are limited to the extent of their individual subscriptions. No subscribing insurers is responsible for the obligation of any co-subscribing insurer.

   The Insurer's participation is set forth at Item 12. of the Declarations. The Insurer has full claims and underwriting control of its portion of the quota share arrangement and no action or omission by any of the co-subscribing insurers shall bind the Insurer or be deemed a waiver of any coverage defense the Insurer has under this Policy or available at law. The Insurer shall act on its own behalf with respect to all other matters concerning this Policy, and no other insurer subscribing to the Policy may act on behalf of or bind the Insurer with respect to the Policy terms or any matter concerning the Policy. All notices by an Insured to the Insurer under this Policy shall be provided to the Insurer at the address specified in the Declarations.

2. The Declarations are amended by the addition of the following:

   Item 12.
   Insurer's Quota-Share Participation: 10 %
   Insurer's Limit of Liability: $5,000,000

   The Insurer agrees to pay on behalf of the Insured under the Policy that proportion of covered Loss set forth above in the manner provided under Item 3. of the Declarations and in full conformance with all the terms and conditions of the Policy.

3. Item 7. of the Declarations is amended by adding the following:

Quota Share Layer Attachment Point:	$100,000,000	
Quota Share Participant	**Policy Number**	**Limit of Liability**
National Casualty Company	XJO2408785	$10,000,000 part of $50,000,000
Twin City Fire Insurance Co.	08 FI 0252161-24	$10,000,000 part of $50,000,000
U.S. Specialty Insurance Company	24-MGU-24-A58955	$8,000,000 part of $50,000,000
Everest Reinsurance Company	FL5EX00305-241	$7,000,000 part of $50,000,000
Ironshore Indemnity Inc.	FI4NAB095D005	$5,000,000 part of $50,000,000
Lloyd's America, Inc.	13016P24	$5,000,000 part of $50,000,000
XL Specialty Insurance Company	ELU197865-24	$5,000,000 part of $50,000,000

4. Item 5. of the Declarations is deleted and replaced by the following:

Item 5. Total Quota Share Layer Premium: $155,192

Insurer's Quota-Share Participation Premium: $13,503

The Total Quota Share Layer Premium is payable pro rata to each of the insurers subscribing to this Quota Share Layer in accordance with the proportion set forth in its Participation Agreement.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

IRONSHORE INDEMNITY INC.
(A Stock Company)
175 Berkeley Street
Boston, MA 02116
Toll Free: (877) IRON411

Endorsement # 3

Policy Number: FI4NAB095D005 **Effective Date of Endorsement:** July 01, 2024
Insured Name: Fidelity Equity & High Income Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

TIE-IN LIMITS

It is hereby understood and agreed as follows:

Any payment of Loss under this Policy shall serve to reduce the Limit of Liability under Policy Number IA7NAB0949005. Any payment of Loss under Policy Number IA7NAB0949005 shall serve to reduce the Limit of Liability of this Policy. It is understood and agreed that only one Limit of Liability shall apply to any Loss that may be insured by this Policy and Policy Number IA7NAB0949005 and in no event will the Limit of Liability of this Policy and the Limit of Liability of Policy Number IA7NAB0949005 apply in the aggregate to any Loss arising from a Wrongful Act or Related Wrongful Acts.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THIS POLICY REMAIN UNCHANGED.

Liberty Mutual Group California Privacy Notice

Commercial Lines (excluding Workers' Compensation)
(Effective January 1, 2023)

Liberty Mutual Group and its affiliates, subsidiaries, and partners (collectively "Liberty Mutual" or "we", "us" and "our") provide insurance to companies and other insurers. This Privacy Notice explains how we gather, use, and share your data. This Privacy Notice applies to you if you are a **Liberty Mutual commercial line insured or are a commercial line claimant residing in California.** It does not apply to covered employees or claimants under Workers' Compensation policies. If this notice does not apply to you, go to libertymutual.com/privacy to review the applicable Liberty Mutual privacy notice.

What Personal Data Do We Collect?

The types of personal data we gather and share depend on both the product and your relationship to us. For example, we may gather different data if you are a claimant reporting an injury than if you want a quote for commercial property insurance. The data we gather can include your Social Security Number, income, transaction data such as account balances and payment history, and data from consumer reports. It may also include data gathered in connection with our provision of insurance services, when you apply for such services, or resulting from other contacts with you. It may also include:

- **Identifiers**, including a real name, alias, postal address, unique personal identifier, online identifier, Internet Protocol address, email address, account name, Social Security Number, driver's license number, or other similar identifiers;
- **Personal data**, such as your name, signature, Social Security Number, physical characteristics or description, address, telephone number, driver's license or state identification card number, insurance policy number, education, employment, employment history, bank account number, financial data, precise geolocation, medical data, or health insurance data;
- **Protected classification characteristics described in California Civil Code § 1798.80(e)**, including age, race, color, national origin, citizenship, religion or creed, marital status, medical condition, physical or mental disability, sex (including gender, gender identity, gender expression, pregnancy or childbirth and related medical conditions), sexual orientation, or veteran or military status;
- **Commercial information**, including records of personal property, products or services purchased, obtained, or considered, or other purchasing or consuming histories and tendencies;
- **Internet or other similar network activity**, including browsing history, search history, information on a consumer's interaction with a website, application, or advertisement;
- **Professional or employment related information**, including current or past job history **Inferences drawn from other personal information**, such as a profile reflecting a person's preferences, characteristics, psychological trends, predispositions, behavior, attitudes, intelligence, abilities, and aptitudes;
- **Risk data**, including data about your driving and/or accident history; this may include data from consumer reporting agencies, such as your motor vehicle records, and loss history information, health data, or criminal convictions;
- **Claims data**, including data about your previous and current claims, which may include data regarding your health, criminal convictions, third party reports, or other personal data; and
- **Sensitive Data** as defined under the California Privacy Rights Act when used to infer characteristics of an individual.

For information about the types of personal data we have collected in the past twelve (12) months, please go to lmi.co/caprivacynotices and click on the link for the California Privacy Policy (Consumers).

How do you gather my data?

We gather your personal data **directly from you**. For example, you provide us with data when you:	We also gather your personal data **from other people**. For example:
▪ ask about or buy insurance, or file a claim	▪ your insurance agent or broker
▪ pay your policy	▪ your employer, association or business (if you are insured through them)
▪ visit our websites, call us, or visit our office	▪ our affiliates or other insurance companies about your transactions with them
	▪ consumer reporting agencies, Motor Vehicle Departments, and inspection services, to gather your credit history, driving record, claims history, or value and condition of your property
	▪ other public directories and sources
	third parties, including other insurers, brokers and insurance support organizations who you have communicated with about your policy or claim, anti-fraud databases, sanctions lists, court judgments and other databases, government agencies, open electoral register, or in the event of a claim, third parties including other parties to the claim witnesses, experts, loss adjusters and claim handlers
	▪ other third parties who take out a policy with us and are required to provide your data such as when you are named as a beneficiary or where a family member has taken out a policy which requires your personal data

Organizations that share data with us may keep it and disclose it to others as permitted by law. For data about how we have gathered personal data in the past twelve months, please go to lmi.co/caprivacynotices and click on the link for the California Privacy Policy (Consumers).

How Do We Use Your Personal Data?

Liberty Mutual uses your data to provide you with our products and services, and as otherwise provided in this Privacy Notice. We may use your data and the data of our former customers for our business and other compatible purposes. Our business purposes include, for example:

Business Purpose	**Data Categories**	**Do we share or sell your information as defined by CPRA**
Market, sell and provide insurance. This includes, for example: • calculating your premium; • determining your eligibility for a quote; • confirming your identity and servicing your policy;	▪ Identifiers ▪ Personal Information ▪ Protected Classification Characteristics ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information	▪ No

	▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data ▪ Sensitive Data	
Manage your claim. This includes, for example: ▪ managing your claim, if any; ▪ conducting claims investigations; ▪ conducting medical examinations; ▪ conducting inspections, appraisals; ▪ providing roadside assistance; ▪ providing rental car replacement or repairs;	▪ Identifiers ▪ Personal Information ▪ Protected Classification Characteristics ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information ▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data	▪ No.
Day to Day Business and Insurance Operations. This includes, for example: • creating, maintaining, customizing, and securing accounts; • supporting day-to-day business and insurance related functions; • doing internal research for technology and development; • marketing, advertising and creating products and services; • conducting audits related to a current contact with a consumer and other transactions; • as described at or before the point of gathering personal data or with your authorization;	▪ Identifiers ▪ Personal Information ▪ Protected Classification Characteristics ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information ▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data	▪ No.
Security and Fraud Detection. This includes, for example: ▪ detecting security issues; ▪ protecting against fraud or illegal activity, and to comply with regulatory and law enforcement authorities; ▪ managing risk and securing our systems, assets, infrastructure, and premises; ▪ help to ensure the safety and security of Liberty staff, assets, and resources, which may include physical and virtual	▪ Identifiers ▪ Personal Information ▪ Protected Classification Characteristics ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information ▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data	▪ No.

access controls and access rights management; ▪ supervisory controls and other monitoring and reviews, as permitted by law; and emergency and business continuity management;		
Regulatory and Legal Requirements. This includes for example: ▪ controls and access rights management; ▪ to evaluate or conduct a merger, divestiture, restructuring, reorganization, dissolution, or other sale or transfer of some or all of Liberty's assets, whether as a going concern or as part of bankruptcy, liquidation, or similar proceeding, in which personal data held by Liberty is among the assets transferred; ▪ exercising and defending our legal rights and positions; ▪ to meet Liberty contract obligations; ▪ to respond to law enforcement requests as required by applicable law, court order, or governmental regulations; ▪ as otherwise permitted by law;	▪ Identifiers ▪ Personal Information ▪ Protected Classification Characteristics ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information ▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data	No.
Improve Your Customer Experience and Our Products. This includes, for example: • improve your customer experience, our products, and service; • to provide support, personalize, and develop our website, products, and services; • create and offer new products and services;	▪ Identifiers ▪ Personal Information ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information ▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data	No.
Analytics to identify, understand, and manage our risks and products. This includes, for example: • conducting analytics to better identify, understand, and manage risk and our products;	▪ Identifiers ▪ Personal Information ▪ Protected Classification Characteristics ▪ Commercial Information ▪ Internet or other similar network activity	No.

	▪ Professional or employment related information ▪ Inferences drawn from other personal information; ▪ Risk data ▪ Claims data ▪ Sensitive Data	
Customer service and technical support. This includes, for example: • answer questions and provide notifications; • provide customer and technical support.	▪ Identifiers ▪ Personal Information ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information ▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data	No.
Cross-Context Behavioral Advertising	▪ Identifiers ▪ IP address ▪ Internet or other similar network activity	▪ We share this information with service providers such as search engines and social media platforms

Liberty Mutual will not collect additional categories of personal information or use the personal information we collected for materially unrelated, or incompatible purposes without updating our notice.

Do We Disclose Your Personal Data?

Liberty Mutual does not sell your personal data as defined by California law.

Liberty Mutual shares your personal data as disclosed above. The California privacy law defines sharing as "communicating orally, in writing, or by electronic or other means, a consumers personal information . . . to a third party for cross-context behavioral advertising, whether or not for monetary or other valuable consideration." This occurs when you visit the Liberty Mutual website. Cookies or pixels are deployed that then allow us to show you targeted advertisements when you visit other websites or social media platforms. You have the right to opt-out of this type of sharing and you may learn more about those rights at lmi.co/caprivacychoices.

This type of sharing is different from disclosing personal information to other entities to perform a service related to providing insurance or processing your claim. How we disclose data to these types of entities is set forth below.

Liberty Mutual may disclose personal data with affiliated and non-affiliated third parties, including:

- Liberty Mutual affiliates;
- Service Providers (such as auto repair facilities, towing companies, property inspectors, and independent adjusters);
- Insurance support organizations;
- Brokers and agents;
- Public entities (e.g. regulatory, quasi-regulatory, tax or other authorities, law enforcement agencies, courts, arbitrational bodies, and fraud prevention agencies);
- Consumer reporting agencies;
- Advisors including law firms, accountants, auditors, and tax advisors;
- Insurers, re-insurers, policy holders, and claimants;
- Group policyholders (for reporting claims data or an audit);
- A person, organization, affiliates or service providers conducting actuarial or research studies; and
- As permitted by law.

We may also disclose data with other companies that provide marketing services on our behalf or as part of a joint

marketing agreement for products offered by Liberty Mutual. We will not disclose your personal data with others for their own marketing purposes.

We may also disclose data about our transactions (such as payment history) and experiences (such as claims made) with you to our affiliates.

Liberty Mutual may disclose the following categories of personal data as needed for business purposes:

Identifiers	Personal Data
Protected Classification Characteristics	Commercial Data
Internet or other similar network activity	Professional, employment, and education data
Inferences drawn from personal data	Risk Data
Claims Data	

For information about how we have shared personal information in the past twelve (12) months, please go to lmi.co/caprivacynotices and click on the link for the California Privacy Policy (Consumers).

How Long Does Liberty Mutual Retain Each Category of Personal Data?
We retain your information in accordance with our legal obligations, our records retention policies, or as otherwise permitted by law. For example, we may have a legal obligation to retain information relating to your policies or claims with us. We will delete your data once the legal obligation expires or after the period of time specified in our records retention policies. The period of retention is subject to our review and alteration.

How to Contact Us:
You can submit requests, seek additional information, or obtain a copy of our Privacy Notice in an alternative format by either:

Calling:	800-344-0197
Email:	privacy@libertymutual.com
Online:	www.libertymutualgroup.com/privacy-policy/data-request lmi.co/caprivacychoices
Postal Address:	Liberty Mutual Insurance Company 175 Berkeley St., 6th Floor Boston, MA 02116 Attn: Privacy Office

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223 Website: www.wtwco.com

CONTRACT OF INSURANCE

UNIQUE MARKET REFERENCE (UMR):	**B080113016P24**
INSURED:	**Fidelity Equity and High Income Funds** and as or more fully defined in the Contract Wording.
PRINCIPAL ADDRESS:	**c/o FMR LLC** **88 Black Falcon** **First Floor, East Side, Suite 167,** **Mailzone V7E,** **Boston, MA 02210** **United States of America**
TYPE:	**Insurance of:** **Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by Berkshire Hathaway Specialty Insurance Company** and as more fully defined in the Contract Wording.
PERIOD OF INSURANCE:	**From: 1 July 2024** **To: 1 July 2025** Both days at 12:01am local standard time at the above principal address of the Insured

1. RISK DETAILS

UNIQUE MARKET REFERENCE:	B080113016P24
TYPE:	Insurance of: Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by Berkshire Hathaway Specialty Insurance Company and as more fully defined in the Contract Wording.
INSURED:	Fidelity Equity and High Income Funds and as or more fully defined in the Contract Wording.
PRINCIPAL ADDRESS:	c/o FMR LLC 88 Black Falcon, First Floor, East Side, Suite 167, Mailzone V7E, Boston, MA 02210 United States of America
PERIOD OF INSURANCE:	From: 1 July 2024 To: 1 July 2025 Both days at 12:01am local standard time at the above principal address of the Insured
INTEREST:	Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by Berkshire Hathaway Specialty Insurance Company and as more fully defined in the Contract Wording.
LIMIT OF LIABILITY:	USD 5,000,000 any one loss/claim and in the aggregate for the period part of USD 50,000,000 any one loss/claim and in the aggregate for the period In excess of underlying contracts for: USD 100,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited

RETENTION: Primary contract Retentions detailed as per Berkshire Hathaway Specialty Insurance Company

TERRITORIAL LIMITS: Worldwide

CONDITIONS: All terms and conditions as set forth in the Contract Wording (as attached), such wording being:-

Willis Excess Financial Lines Policy, incorporating the following, all as attached:

1. NMA 2975 (amended) Special Cancellation Clause

2. LMA5389 U.S. Terrorism Risk Insurance Act of 2002 as amended - New & Renewal Business Endorsement, as attached

3. NMA 2918 (amended) War and Terrorism Exclusion Endorsement 8/10/2001, as attached

4. NMA 1256 Nuclear Incident Exclusion Clause - Liability - Direct (Broad) 17/3/60, as attached

5 NMA 1477 Radioactive Contamination Exclusion Clause - Liability - Direct, as attached

6. NMA 1998 Service of Suit Clause, as attached

7. This contract contains a Tie-in of limits between this Fidelity Fixed Income and Asset Allocation Funds Bond Policy and Fidelity Fixed Income and Asset Allocation Professional Policy, as attached

8. LMA 3100 Sanctions Limitation Clause, as attached

Losses/Claims to be notified via Willis Towers Watson,
FINEX - Claims Department,
51 Lime Street,
London EC3M 7DQ,
United Kingdom
Nothing in this Contract shall be construed as a condition precedent or a warranty unless it is expressly stated as such in the Contract

CHOICE OF LAW AND JURISDICTION: This contract shall be governed by, and construed in accordance with, the laws of the State of Massachusetts of the United States of America as more fully set out in the contract wording.

Any dispute between the parties over the terms of this contract shall be submitted to the exclusive jurisdiction of the

	Courts of United States of America as more fully set out in the NMA 1998 (24/4/86) Service of Suit Clause (U.S.A) as attached The language used for contract interpretation shall be English as set out in the contract wording. Service of Suit Nominee: Lloyd's America, Inc. Attention Legal Department 280 Park Avenue, East Tower, 25th Floor New York, NY 10017
PREMIUM:	USD 15,369 in full for USD 5,000,000 Order Hereon Any return premium will be calculated, stated and payable by insurers as net of all Broker Remuneration and Deductions as allowed.
PREMIUM PAYMENT TERMS:	Premium Payment Condition as follows: LSW3001 Premium Payment Clause (60 days), as attached. due to Insurers on or before 30 August 2024 Where any date on which the Premium is due to be paid falls on a weekend or Public Holiday, presentation to Insurers or their agents on the next working day will be deemed to comply with the relevant premium payment requirement. For the purposes of this clause, Public Holiday shall mean any public or statutory holiday in any territory through which the Premium must pass between the Insured and Insurers or their agents.
TAXES PAYABLE BY INSURED AND ADMINISTERED BY INSURERS:	None
TAXES PAYABLE BY INSURERS AND ADMINISTERED BY INSURED OR THEIR AGENT:	None
RECORDING, TRANSMITTING AND STORING INFORMATION:	Where Willis Limited maintains risk and claims data/information/ documents Willis Limited may hold data/information/documents electronically.

INSURER CONTRACT DOCUMENTATION:

This contract document details the current terms entered into by the insurer(s) and constitutes the contract document.

Any further documentation changing this contract agreed in accordance with the contract change provisions set out in this contract, shall form the evidence of such change.

This contract is subject to US State Surplus Lines requirements. It is the responsibility of the Surplus Lines Broker to affix a Surplus Lines Notice to the contract document before it is provided to the insured. In the event that the Surplus Lines Notice is not affixed to the contract document the insured should contact the Surplus Lines broker.

NOTICE OF CANCELLATION PROVISIONS:

Where (re)insurers have the right to give notice of cancellation, in accordance with the provisions of the contract, then:

To the extent provided by the contract, the Slip Leader is authorised to issue such notice on behalf of all participating (re)insurers; and (optionally)

any (re)insurer may issue such notice in respect of its own participation.

The content and format of any such notice should be in accordance with the 'Notice of Cancellation' standard, as published by the London Market Group (LMG), or their successor body, on behalf of London Market Associations and participants. However failure to comply with this standard will not affect the validity of the notice given.

The notice shall be provided to the broker by the following means:

By an email to FINEXNOC@wtwco.com

Failure to comply with this delivery requirement will make the notice null and void. Satisfactory delivery of the notice will cause it to be effective irrespective of whether the broker has acknowledged receipt.

BESPOKE OR AMENDED WORDING AND CLAUSES, WORDING SCHEDULE(S) AND/OR DECLARATIONS AND ANY OTHER ATTACHMENTS, AS APPROPRIATE:

WILLIS EXCESS FINANCIAL LINES POLICY

Please read this Policy carefully.

SCHEDULE

Policy Number: B080113016P24

Item 1:	***Insured***:	Fidelity Equity and High Income Funds
	Principal Address:	c/o FMR LLC 88 Black Falcon, First Floor, East Side, Suite 16 Mailzone V7E, Boston, MA 02210 United States of America
Item 2:	***Insurer(s):***	Mosaic Syndicate 1609
Item 3:	***Period of Insurance***:	From: 1 July 2024 To: 1 July 2025 Both days at 00:01am local standard time at the Principal address shown at Item 1 above.
Item 4:	***Limit of Liability***:	USD 5,000,000 any one loss/claim and in the aggregate for the period part of USD 50,000,000 any one loss/claim and in the aggregate for the period
Item 5:	***Underlying Policy(ies)***:	In excess of underlying contracts for USD 100,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited
	Retention:	Primary contract Retentions detailed as per Berkshire Hathaway Specialty Insurance Company.
Item 6:	***Premium***:	USD 15,369
	Taxes:	None

Item 7: Notification(s) in accordance with clause 5 required to be addressed to:

Willis Towers Watson,
FINEX Global - Claims Department,
51 Lime Street,
London
EC3M 7DQ
United Kingdom.

Item 8: Endorsements are as attached at issue of this ***Contract***.

Item 9: Additional premium required: Nil

Item 10: Addresses for complaints:

(a) For ***Insurers*** who are Lloyd's underwriters:

Complaints
Fidentia House
Walter Burke Way
Chatham Maritime
Chatham
Kent
ME4 4RN

Email: complaints@lloyds.com

Tel: +44 (0)20 7327 5693

(b) For all other ***Insurers***:

Willis Limited will provide details on request.

Willis Excess Financial Lines Policy

In consideration of the ***Insured*** having paid or agreed to pay the ***Premium*** and subject to all of the definitions, terms, conditions and limitations of this ***Policy***, ***Insurers*** and the ***Insured*** agree as follows:

1. Insuring Agreement

1.1 Except insofar as the express terms of this ***Policy***:

(a) make specific provision in respect of any matter for which specific provision is also made in the ***Primary Policy***, in which case the express terms of this ***Policy*** shall prevail; or

(b) make specific provision in respect of any matter for which no specific provision is made in the ***Primary Policy***, in which case the express terms of this ***Policy*** shall apply;

this ***Policy*** shall take effect and operate in accordance with the terms of the ***Primary Policy***.

1.2 Subject to the ***Limit of Liability***, the ***Insurers*** shall pay to or on behalf of the ***Insured*** that proportion of ***Loss*** which exceeds the ***Underlying Limit***.

1.3 Except as provided specifically to the contrary in this ***Policy***, the ***Insurers*** shall have no liability to make payment for any ***Loss*** under this ***Policy*** until the ***Underlying Limit*** has been completely eroded by amounts which the insurers of the ***Underlying Policy(ies)***:

(i) shall have paid; or,

(ii) shall have agreed to pay; or,

(iii) shall have had their liability to pay established by judgment, arbitration award or other final binding adjudication;

whichever of (i) to (iii) above as shall occur first. Furthermore, in determining whether and the extent to which erosion has occurred,

(a) where, as part of any agreement to pay loss or liability (as applicable) under an ***Underlying Policy***, an insurer agrees to pay an amount which is less than the applicable limit of liability thereunder on terms that such payment shall be treated as or equivalent to payment in full of such limit of liability, the ***Insurers*** will pay ***Loss*** under this ***Policy*** as if such insurer had paid the applicable limit of liability in full. However, in such circumstances the ***Insurers*** shall pay ***Loss*** only to the extent that, in the absence of agreement of the kind referred to in the previous sentence, the ***Loss*** of the ***Insured*** would have exceeded the ***Underlying Limit***.

(b) where any insurer of an ***Underlying Policy*** is or becomes ***Insolvent*** with the result that it does not pay, or is unable to agree to pay, or is unable to participate in proceedings by which the liability of other insurers of the ***Underlying Policy*** is established, then the relevant insurer(s) will be deemed to have paid or to have agreed to pay or to have had their liability established, but only in the event that either:

(i) any other insurer participating on the relevant ***Underlying Policy*** pays, agrees to pay or has its liability established by judgment, arbitration award or other final binding adjudication (whichever shall occur first); or

(ii) the ***Insured*** establishes that the ***Insurers*** would be liable hereunder but for the ***Insolvency***.

(c) ***Insurers*** will recognise the erosion of the ***Underlying Limit*** by any payment made in respect of loss or liability (as applicable) by reason of cover provided by any ***Underlying Policy*** whether or not such cover is also provided by this ***Policy***.

(d) where any ***Underlying Policy*** (other than the ***Primary Policy***) provides cover which is more restrictive than the cover provided hereunder then, notwithstanding the absence of any liability on the part of the insurers of such ***Underlying Policy*** for some or all of any loss or liability (as applicable), such ***Underlying Policy*** shall, for the purposes of the operation of this ***Policy***, be deemed to have been eroded by such loss or liability (as applicable) to the extent that it constitutes ***Loss***.

(e) ***Insurers*** will recognise the erosion of the ***Underlying Limit*** by the operation of one or more ***Relevant Provisions***.

(f) Where for any reason, other than those under (a) to (e) inclusive, one or more insurers of the ***Underlying Policies*** do not pay loss forming part of the ***Underlying Limit*** and such unpaid loss is paid instead by or on behalf of the ***Insured***, the ***Insurers*** will recognise the erosion of the ***Underlying Limit*** as a consequence of such payment.

2. Definitions

Wherever the following words and phrases appear in bold and italics in this ***Policy*** they shall have the meanings given to them below:

"***Claim***" or "***Circumstance***" shall mean “claim”, “circumstance” or any other term by which the ***Primary Policy*** identifies matters potentially giving rise to payments thereunder in respect of ***Loss***.

"***Insolvent”*** or ***“Insolvency***" shall mean in respect of any insurer that any step, application, order, proceeding or appointment has been taken or made by or in respect of an insurer for a distress, execution, composition or arrangement with creditors, winding-up, dissolution, administration, receivership (administrative or otherwise) or bankruptcy, or that the insurer is unable to pay its debts.

"***Insured***" shall mean those persons and organisations identified at Item 1 of the ***Schedule*** and all other persons and organisations as are insured or otherwise entitled to indemnity under the ***Primary Policy***.

"***Insurers***" shall mean the insurers of this ***Policy*** identified at Item 2 of the ***Schedule***.

"***Limit of Liability***" shall mean the sum(s) shown at Item 4 of the ***Schedule*** being the maximum sum(s) the ***Insurers*** are liable to pay under this ***Policy*** for all ***Loss***, subject to any reinstatement of limit expressly provided for at Item 4 of the Schedule. For the avoidance of doubt, there shall be no reinstatement of the ***Limit of Liability*** unless expressly provided for at Item 4, notwithstanding that the ***Primary Policy*** may provide for one or more reinstatements.

"***Loss***" shall mean all and any amounts for which ***Insurers*** are liable to the ***Insured*** pursuant to the terms and conditions of this ***Policy*** and, for the avoidance of doubt and subject only to the operation of any express terms hereof in accordance with clause 1.1 above, this ***Policy*** shall be liable to pay as ***Loss*** all losses, costs, liabilities or damages and other expenses of the ***Insured*** as are covered by the ***Primary Policy*** of whatever nature and howsoever described by the ***Primary Policy***. However, and notwithstanding any provision to the contrary in the ***Primary***

Policy, the liability of the ***Insurers*** of this ***Policy*** to the ***Insured*** for costs and expenses of any kind whatsoever shall be part of, and not in addition to, the ***Limit of Liability***.

"***Period of Insurance***" shall mean the period set out at Item 3 of the ***Schedule***.

"***Policy***" shall mean this insurance contract which includes any endorsements and schedules hereto.

"***Premium***" shall mean the sum shown at Item 6 of the ***Schedule***.

“***Primary Limits”*** shall mean the limits of liability of the ***Primary Policy*** applicable to any loss or liability (as applicable) as set out in Item 5(a) of the ***Schedule***.

"***Primary Policy***" shall mean the policy identified at Item 5(a) of the ***Schedule*** or any policy(ies) issued in substitution thereof.

"***Relevant Provision***" shall mean any provision of an ***Underlying Policy*** which reduces the limit of liability of the ***Underlying Policy*** automatically by reference to the amount paid or payable under another policy of insurance, or by reference to the limit of liability under another policy of insurance. For the avoidance of doubt, a provision which provides that an ***Underlying Policy*** shall pay only the amount by which any loss or liability (as applicable) exceeds the amount paid or payable under any other policy or policies, or which allows the insurer credit for the value of other insurance or indemnification, or which requires the ***Insured*** to pursue such insurance or indemnification prior to claiming under the ***Underlying Policy*** (such as an “other insurance” or “non-contribution” or other similar provision), shall not be a ***Relevant Provision***.

"***Schedule***" shall mean the schedule to this ***Policy***.

"***Sublimit(s)***" shall mean any limit or limits of insurers' liability in the ***Primary Policy*** imposed in respect of a particular category of loss or liability (as applicable) and which specifies that the maximum liability of the insurer shall be less than the otherwise generally applicable limit of liability of the ***Primary Policy***.

"***Underlying Limit***" shall mean the cumulative total of the limits of liability of the insurer(s) of the ***Underlying Policy(ies)*** applicable to any loss or liability (as applicable) as set out in Item 5 of the ***Schedule***.

"***Underlying Policy(ies)***" shall mean the policies listed at Item 5 of the ***Schedule***.

3. Maintenance of the Underlying Policy(ies)

The ***Primary Policy***, or any policies issued in substitution thereof, shall be maintained in full force and effect during the ***Period of Insurance*** save to the extent that it is eroded. This obligation shall cease to apply in the event that the ***Primary Policy*** is completely eroded. Clause 1.3 hereof shall apply for the purposes of determining whether and to what extent erosion has occurred. Where an ***Underlying Policy*** other than the ***Primary Policy*** does not continue in full force and effect (other than by reason of erosion) such policy shall be deemed for all purposes of this ***Policy*** to have been maintained. The ***Primary Policy*** shall be deemed maintained if it is replaced by the operation of clause 4 hereof.

4. Step-Down of Cover

Subject always to the ***Limit of Liability***:

4.1 In the event of the reduction of the amount of indemnity available under any ***Underlying Policy*** by reason of partial erosion of the ***Underlying Limit*** (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply) this ***Policy*** shall, subject to the ***Limit of Liability*** and to the other terms, conditions and limitations of this ***Policy***, continue to be available to pay that proportion of ***Loss*** which exceeds the amount of indemnity remaining under the ***Underlying Policy(ies)***.

4.2 In the event of there being no indemnity available under the ***Underlying Policy(ies)*** by reason of the complete erosion of the ***Underlying Limit*** (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply), the remaining limits available under this ***Policy*** shall, subject to the ***Limit of Liability*** and to the other terms, conditions and limitations of this ***Policy***, continue for subsequent ***Loss*** as primary insurance and, in that event, any retention, excess or deductible and the remainder of any ***Sublimit*** specified in the ***Primary Policy*** shall apply under this ***Policy*** in respect of ***Loss***.

5. Notification

Any notification to the ***Primary Policy*** of a ***Claim*** or ***Circumstance*** which is required to be given in accordance with the terms and conditions of the ***Primary Policy*** shall also be given to the ***Insurers*** in writing by way of the party identified at Item 7 of the ***Schedule***. Such notice shall constitute notice to all ***Insurers***.

6. Claims Participation

6.1 The ***Insurers*** shall have no liability to pay costs and expenses incurred by or on behalf of the ***Insured*** unless their consent to the incurring of such costs and expenses has first been obtained, such consent not to be unreasonably delayed or withheld.

6.2 No settlement of a claim brought by a third party shall be effected by or on behalf of the ***Insured*** for such a sum as will require payment by ***Insurers*** under this ***Policy*** unless the consent of the ***Insurers*** has first been obtained, such consent not to be unreasonably delayed or withheld.

7. Cancellation and Termination

This ***Policy*** may be terminated or cancelled or shall become automatically terminated or cancelled in the same manner and on the same basis or bases as the ***Primary Policy***. However, breach by the ***Insured*** of any obligation to pay premium in respect of the ***Primary Policy*** or in respect of any other of the ***Underlying Policy(ies)*** shall not entitle the ***Insurers*** to terminate or cancel this ***Policy***.

8. Recoveries

Where, following payment of ***Loss*** by ***Insurers***, recovery is effected, then such recovery, net of the expenses of its being effected, shall be distributed in the following order to the following parties:

(i) to the ***Insured*** or, to such extent, if any, as appropriate, to any insurer of a policy applying excess of this ***Policy***, but only to the extent (if any) by which such loss or liability (as applicable) exceeded the sum of the excess, deductible or retention of the ***Primary Policy***, the ***Underlying Limit*** and the amount paid hereunder; and,

(ii) if any balance remains following the application of (i) above, to the ***Insurers*** to the extent of the amount(s) paid by them hereunder in respect of ***Loss***; and,

(iii) if any balance remains following the application of (i) and (ii) above, to those, if any, entitled pursuant to the operation of the ***Underlying Policies*** to such extent, if any, of the entitlements conferred thereunder; and

For the avoidance of doubt, nothing in this ***Policy*** shall be construed as limiting or delaying the ***Insured's*** right to payment of any ***Loss*** hereunder until such time as it has effected any recovery.

9. Alteration

No material amendment to the terms of the ***Primary Policy*** shall apply in respect of this ***Policy*** unless and until agreed in writing by the ***Insurers***.

10. Reporting Period

Where the terms of the ***Primary Policy*** provide:

(i) the ***Insured*** with a period of time immediately following the policy period of the ***Primary Policy*** during which notice may be given to the insurers of the ***Primary Policy*** of any ***Claims*** or ***Circumstances***; and/or,

(ii) the right to purchase such a period,

then the ***Insured*** shall have the same period and/or right under this ***Policy*** in the same manner and on the same terms as those provided for in the ***Primary Policy*** except in relation to the premium payable (if any). The premium (if any) payable in respect of any such period available hereunder is set out in Item 9 of the ***Schedule***.

11. Governing Law and Jurisdiction

This insurance shall be governed by and construed in accordance with the laws of England and Wales and any dispute arising hereunder shall be subject to the exclusive jurisdiction of the courts of England and Wales.

12. Complaints

The ***Insurers*** aim to provide a high standard at all times but if the ***Insured*** is not satisfied with the service provided it should contact the following:

In respect of Lloyd's underwriters: the person(s) identified in Item 10(a) of the ***Schedule***.

In respect of ***Insurers*** other than Lloyd's underwriters, Willis Limited will provide the relevant details on request.

SPECIAL CANCELLATION CLAUSE

In the event that an Underwriter:

a) ceases underwriting; or

b) is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement; or

c) has its authority to carry on insurance business withdrawn,

d) has its financial strength rating reduced by A.M.Best's, Standard & Poor's or equivalent rating agency to less than A-.

the Insured may terminate that Underwriter's participation on this risk forthwith by giving notice and the premium payable to that Underwriter shall be pro rata to the time on risk. In the event there are any notified, reserved or paid losses or circumstances, premium shall be deemed fully earned. Any return of premium shall also be subject to a written full release of liability from the Insured.

NMA2975 (amended)
30/05/03

U.S. Terrorism Risk Insurance Act of 2002 as amended New & Renewal Business Endorsement

This Endorsement is issued in accordance with the terms and conditions of the "U.S. Terrorism Risk Insurance Act of 2002" as amended, as summarized in the disclosure notice.

In consideration of the premium paid, it is hereby noted and agreed with effect from inception that the Terrorism exclusion to which this Insurance is subject, shall not apply to any “insured loss” directly resulting from any "act of terrorism" as defined in the "U.S. Terrorism Risk Insurance Act of 2002", as amended ("TRIA").

The coverage afforded by this Endorsement is only in respect of any “insured loss” of the type insured by this Insurance directly resulting from an "act of terrorism" as defined in TRIA. The coverage provided by this Endorsement shall expire at 12:00 midnight December 31, 2027, the date on which the TRIA Program is scheduled to terminate, or the expiry date of the policy whichever occurs first, and shall not cover any losses or events which arise after the earlier of these dates. The Terrorism exclusion, to which this Insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism".

This Endorsement only affects the Terrorism exclusion to which this Insurance is subject. All other terms, conditions, insured coverage and exclusions of this Insurance including applicable limits and deductibles remain unchanged and apply in full force and effect to the coverage provided by this Insurance.

Furthermore the Underwriter(s) will not be liable for any amounts for which they are not responsible under the terms of TRIA (including subsequent action of Congress pursuant to the Act) due to the application of any clause which results in a cap on the Underwriter’s liability for payment for terrorism losses.

LMA5389
09 January 2020

WAR AND TERRORISM EXCLUSION ENDORSEMENT

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other sequence to the loss;

(1) war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or

(2) any act of terrorism.
For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organisation(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear.

This endorsement also excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to (1) and/or (2) above.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

NMA2918 (amended)
08/10/2001

U.S.A.

NUCLEAR INCIDENT EXCLUSION CLAUSE-LIABILITY-DIRECT (BROAD)

For attachment to insurances of the following classifications in the U.S.A., its Territories and Possessions, Puerto Rico and the Canal Zone:-
Owners, Landlords and Tenants Liability, Contractual Liability, Elevator Liability, Owners or Contractors (including railroad) Protective Liability, Manufacturers and Contractors Liability, Product Liability, Professional and Malpractice Liability, Storekeepers Liability, Garage Liability,
Automobile Liability
(including Massachusetts Motor Vehicle or Garage Liability), not being insurances of the classifications to which the Nuclear Incident Exclusion Clause-Liability-Direct (Limited) applies.

This policy* does not apply:-

I. Under any Liability Coverage, to injury, sickness, disease, death or destruction

(a) with respect to which an insured under the policy is also an insured under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability Underwriters or Nuclear Insurance Association of Canada, or would be an insured under any such policy but for its termination upon exhaustion of its limit of liability; or

(b) resulting from the hazardous properties of nuclear material and with respect to which
(1) any person or organization is required to maintain financial protection pursuant to the Atomic Energy Act of 1954, or any law amendatory thereof, or (2) the insured is, or had this policy not been issued would be, entitled to indemnity from the United States of America, or any agency thereof, under any agreement entered into by the United States of America, or any agency thereof, with any person or organization.

II. Under any Medical Payments Coverage, or under any Supplementary Payments Provision relating to immediate medical or surgical relief, to expenses incurred with respect of bodily injury, sickness, disease or death resulting from the hazardous properties of nuclear material and arising out of the operation of a nuclear facility by any person or organization.

III. Under any Liability Coverage, to injury, sickness, disease, death or destruction resulting from the hazardous properties of nuclear material, if

(a) the nuclear material (1) is at any nuclear facility owned by, or operated by or on behalf of, an insured or (2) has been discharged or dispersed therefrom;

(b) the nuclear material is contained in spent fuel or waste at any time possessed, handled, used, processed, stored, transported or disposed of by or on behalf of an insured; or

(c) the injury, sickness, disease, death or destruction arises out of the furnishing by an insured of services, materials, parts or equipment in connection with the planning, construction, maintenance, operation or use of any nuclear facility, but if such facility is located within the United States of America, its territories or possessions

or Canada, this exclusion (c) applies only to injury to or destruction of property at such nuclear facility.

IV. As used in this endorsement:

“**hazardous properties**” include radioactive, toxic or explosive properties; “**nuclear material**” means source material, special nuclear material or by-product material; “**source material**”, “**special nuclear material**”, and "**by-product material**" have the meanings given them in the Atomic Energy Act 1954 or in any law amendatory thereof; “**spent fuel**” means any fuel element or fuel component, solid or liquid, which has been used or exposed to radiation in a nuclear reactor; “**waste**” means any waste material (1) containing by-product material and (2) resulting from the operation by any person or organization of any nuclear facility included within the definition of nuclear facility under paragraph (a) or (b) thereof; “**nuclear facility**” means

(a) any nuclear reactor,

(b) any equipment or device designed or used for (1) separating the isotopes of uranium or plutonium, (2) processing or utilizing spent fuel, or (3) handling, processing or packaging waste,

(c) any equipment or device used for the processing, fabricating or alloying of special nuclear material if at any time the total amount of such material in the custody of the insured at the premises where such equipment or device is located consists of or contains more than
25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235,

(d) any structure, basin, excavation, premises or place prepared or used for the storage or disposal of waste, and includes the site on which any of the foregoing is located, all operations conducted on such site and all premises used for such operations; “**nuclear reactor**” means any apparatus designed or used to sustain nuclear fission in a self- supporting chain reaction or to contain a critical mass of fissionable material. With respect to injury to or destruction of property, the word “**injury**” or “**destruction**” includes all forms of radioactive contamination of property.

It is understood and agreed that, except as specifically provided in the foregoing to the contrary, this clause is subject to the terms, exclusions, conditions and limitations of the Policy to which it is attached.

*NOTE:- As respects policies which afford liability coverages and other forms of coverage in addition, the words underlined should be amended to designate the liability coverage to which this clause is to apply.

17/3/60
N.M.A. 1256

U.S.A.

RADIOACTIVE CONTAMINATION EXCLUSION CLAUSE -LIABILITY-DIRECT
(Approved by Lloyd's Underwriters' Non-Marine Association)

For attachment (in addition to the appropriate Nuclear Incident Exclusion Clause - Liability - Direct) to liability insurances affording worldwide coverage.

In relation to liability arising outside the U.S.A, its Territories or Possessions, Puerto Rico or the Canal Zone, this Policy does not cover any liability of whatsoever nature directly or indirectly caused by or contributed to by or arising from ionising radiations or contamination by radioactivity from any nuclear fuel or from any nuclear waste from the combustion of nuclear fuel.

13/2/64
N.M.A. 1477

All other terms, conditions and limitations of this Policy shall remain unchanged.

SERVICE OF SUIT CLAUSE (U.S.A.)

It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon, at the request of the Assured (or Reinsured), will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters' rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another Court as permitted by the laws of the United States or of any State in the United States. It is further agreed that service of process in such suit may be made upon Lloyd's America, Inc. Attention Legal Department 280 Park Avenue, East Tower, 25th Floor New York, NY 10017 and that in any suit instituted against any one of them upon this contract, Underwriters will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

The above-named are authorized and directed to accept service of process on behalf of Underwriters in any such suit and/or upon the request of the Assured (or Reinsured) to give a written undertaking to the Assured (or Reinsured) that they will enter a general appearance upon Underwriters' behalf in the event such a suit shall be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Assured (or Reinsured) or any beneficiary hereunder arising out of this contract of insurance (or reinsurance), and hereby designate the above-named as the person to whom the said officer is authorized to mail such process or a true copy thereof.

N.M.A. 1998 (24/4/86)

All other terms, conditions and limitations of this Policy shall remain unchanged.

TIE-IN OF LIMITS ENDORSEMENT

Tie-in of limits between this Fidelity Equity and High Income Funds Professional Policy and the Fidelity Equity and High Income Funds Bond Policy.

SANCTIONS LIMITATION CLAUSE

No (re)insurer shall be deemed to provide cover and no (re)insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the (re)insurer or its' parent, to any sanction, prohibition or restriction implemented pursuant to resolutions of the United Nations or the trade and economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

LMA3100
15 September 2010

PREMIUM PAYMENT CLAUSE

Notwithstanding any provision to the contrary within this contract or any endorsement hereto, in respect of non payment of premium only the following clause will apply.

The (Re)Insured undertakes that premium will be paid in full to (Re)Insurers by **30 August 2024**.

If the premium due under this contract has not been so paid to (Re)Insurers by **30 August 204** (Re)Insurers shall have the right to cancel this contract by notifying the (Re)Insured via the broker in writing. In the event of cancellation, premium is due to (Re)Insurers on a pro rata basis for the period that (Re)Insurers are on risk but the full contract premium shall be payable to (Re)Insurers in the event of a loss or occurrence prior to the date of termination which gives rise to a valid claim under this contract.

It is agreed that (Re)Insurers shall give not less than 15 days prior notice of cancellation to the (Re)Insured via the broker. If premium due is paid in full to (Re)Insurers before the notice period expires, notice of cancellation shall automatically be revoked. If not, the contract shall automatically terminate at the end of the notice period.

If any provision of this clause is found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability will not affect the other provisions of this clause which will remain in full force and effect.

30/09/08
LSW3001

NMA LINES CLAUSE

This Insurance, being signed for USD 5,000,000 part of USD 50,000,000 insures only that proportion of any loss, whether total or partial, including but not limited to that proportion of associated expenses, if any, to the extent and in the manner provided in this Insurance.

The percentages signed in the Table are percentages of 100% of the amount(s) of Insurance stated herein.

NMA 2419

2. INFORMATION

INFORMATION:

This section details the information that was provided to Insurers to support the assessment of the risk at the time of underwriting.

Where it is required to provide exposure information it is recommended that this should follow the ACORD exposure schedule standard which can be found at www.acord.org

Insured:	**Fidelity Fixed Income and Asset Allocation Funds.**
Type of Insurance	**Excess Financial Institutions Bond**
Policy Period:	**01 July 2024 to 01 July 2025**

INFORMATION

(made available to and seen and agreed by Underwriters)

- FMR Funds 17g Listing March 2024
- Open Claims Report 051324

3. SECURITY DETAILS

(RE)INSURER'S LIABILITY:

Section 1: Risks in the Rest of the World (excluding the EEA and Monaco but including the United Kingdom):

(RE)INSURERS LIABILITY CLAUSE

(Re)insurer's liability several not joint

The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer. Nor is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning "signing" below.

In the case of a Lloyd's syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member's proportion. A member is not jointly liable for any other member's proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd's, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd's syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd's, at the above address.

Proportion of liability

Unless there is "signing" (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its "written line". Where this contract permits, written lines, or certain written lines, may be adjusted ("signed").

In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the

members of the syndicate taken together). A definitive proportion (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of a Lloyd's syndicate taken together) is referred to as a "signed line". The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to "this contract" in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

21/6/07
LMA3333

ORDER HEREON: USD 5,000,000 part of USD 50,000,000

BASIS OF WRITTEN LINES: Percentage of Whole

NMA 2419 - Lines Clause, as attached

BASIS OF SIGNED LINES: Percentage of Whole

SIGNING PROVISIONS: In the event that the written lines hereon exceed 100% of the order, any lines written "to stand" will be allocated in full and all other lines will be signed down in equal proportions so that the aggregate signed lines are equal to 100% of the order without further agreement of any of the (re)insurers.

However:

a) in the event that the placement of the order is not completed by the commencement date of the period of (re)insurance then all lines written by that date will be signed in full;

b) the signed lines resulting from the application of the above provisions can be varied, before or after the commencement date of the period of (re)insurance, by the documented agreement of the (re)insured and all (re)insurers whose lines are to be varied. The variation to the contracts will take effect only when all such (re)insurers have agreed, with the resulting variation in signed lines commencing from the date set out in that agreement.

WRITTEN LINES

MODE OF EXECUTION CLAUSE

This contract and any changes to it may be executed by:

a. electronic signature technology employing computer software and a digital signature or digitiser pen pad to capture a person's handwritten signature in such a manner that the signature is unique to the person signing, is under the sole control of the person signing, is capable of verification to authenticate the signature and is linked to the document signed in such a manner that if the data is changed, such signature is invalidated;
b. a unique authorisation provided via a secure electronic trading platform
c. a timed and dated authorisation provided via an electronic message/system;
d. an exchange of facsimile/scanned copies showing the original written ink signature of paper documents;
e. an original written ink signature of paper documents (or a true representation of a signature, such as a rubber stamp).;

The use of any one or a combination of these methods of execution shall constitute a legally binding and valid signing of this contract. This contract may be executed in one or more of the above counterparts, each of which, when duly executed, shall be deemed an original.

> In a co-insurance placement following (re)insurers may, but are not obliged to, follow the premium charged by the lead (re)insurer.
>
> (Re)insurers may not seek to guarantee for themselves terms as favourable as those which others subsequently achieve during the placement.
>
> It is the responsibility of each (Re)insurer subscribing to this contract to ensure that they are appropriately licenced to underwrite this contract in the territories described herein and can also discharge their relevant Insurance Premium Tax obligations.

UMR: B080113016P24
Insured: Fidelity Equity and High Income Funds
Written % **Signed and Dated Stamp Incorporating Underwriting Reference**

Section 1: Risks in the Rest of the World (excluding the EEA and Monaco but including the UK):	**Section 2:** Risks in the EEA and Monaco (but excluding the UK):
Details of variation(s) to the contract applying to the above Insurer only:	**Details of variation(s) to the contract applying to the above Insurer only:**
Premium: for 100% for the policy period	**Premium: for 100% for the policy period**
Brokerage: %	**Brokerage: %**
SMB: %	**SMB: %**

4. SUBSCRIPTION AGREEMENT

SLIP LEADER: Mosaic Syndicate Services Limited

BUREAU LEADER: If applicable, as stated here (which takes precedence) or in PPL written lines; otherwise as appointed by default to whichever Bureau Leaders has the largest signed line and, in the event of there being more than one of those, whichever Bureau Leader entered the contract on PPL the earliest of them.

Not applicable unless completed here.

Lloyds Leader:

LIRMA Leader:

ILU Leader:

BASIS OF AGREEMENT TO CONTRACT CHANGES: GUA (Version 2.0 February 2014) with Non-Marine Schedule - October 2001

A. In respect of each (re)insurer which at any time has the ability to send and receive ACORD messages via the Exchange:

i. Any contract change will be submitted by Willis Limited for agreement via an 'ACORD message';

ii. any contract change which requires notification will be notified by Willis Limited via an 'ACORD message';

iii. It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), such agreement of any contract change will be confirmed by each such (re)insurer via an appropriate 'ACORD message'. For the avoidance of any doubt, no further duty of disclosure arises in relation to any such confirmation.

B. In respect of each (re)insurer who does not have the ability to send and receive ACORD messages via the Exchange:

i. It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), any such

contract change will be submitted/notified by Willis Limited electronically via email or other electronic means;

ii. Such binding agreement of any contract change will be confirmed by each such (re)insurer via email or other electronic means. For the avoidance of any doubt, no further duty of disclosure arises in relation to any such confirmation.

Where there is a requirement for any wording to be agreed this is to be agreed by the Slip Leader only.

The Slip Leader is to determine whether amendments to the wording fall into part one, part two or part three of the GUA schedule.

The period of this contract may be extended for up to one calendar month at expiry, at terms to be on agreed by Slip Leader only.

The following clause is applicable to insurance risks which are eligible for TRIA.

TRIA NOTICE CLAUSE

Authority is hereby given to the Slip Leader to issue notice to Insured(s) as required by the U.S. Terrorism Risk Insurance Act of 2002 on behalf of all insurers hereon.

Where differing premium and/or broker remuneration and deductions terms apply to subscribing (re)insurers to this contract and the contract is subsequently subject to any form of additional/return premium, it is hereby agreed that the original premium and/or broker remuneration and deductions proportions shall be applied to such additional/return premium unless specifically stipulated to be otherwise in the endorsement.

OTHER AGREEMENT PARTIES FOR CONTRACT CHANGES, FOR PART 2 GUA CHANGES ONLY:

Where no other agreement parties for contract changes are stated herein, the agreement party will be the Slip Leader only.

OTHER AGREEMENT PARTIES FOR CONTRACT CHANGES, FOR THEIR PROPORTION ONLY:

Where no other agreement parties for contract changes are stated herein, the agreement party will be the Slip Leader only.

BASIS OF CLAIMS AGREEMENT:

As specified under the CLAIMS AGREEMENT PARTIES section of this Contract and to be managed in accordance with:

i. The SINGLE CLAIMS AGREEMENT PARTY ARRANGEMENT – LMA9150 [as below] for claims or circumstances assigned as Single Claims Agreement Party Claims (SCAP Claims) or, where it is not applicable, then the following shall apply as appropriate:-

ii. The Lloyd's Claims Scheme (combined) or as amended or any successor thereto.

(N.B. The applicable Lloyd's Claims Scheme/part will be determined by the rules and scope of the Schemes(s))

iii. IUA claims agreement practices.

iv. The practices of any company(ies) electing to agree claims in respect of their own participation.

The applicable arrangements (scheme, agreement or practices) will be determined by the rules and scope of said arrangements and should be referred to as appropriate.

Single Claims Agreement Party Arrangements

1 Single Claims Agreement Party

1.1 Scope

All claims having, or circumstances assessed by the SLIP LEADER as having, a **Claim Amount** at or below GBP250,000 or currency equivalent (the **Threshold Amount**) will be designated a Single Claims Agreement Party Claim (**SCAP Claim**) and will be managed within the terms of these Single Claims Agreement Party Arrangements (these **Arrangements**). For the purposes of these **Arrangements** the SLIP LEADER must be: (a) an authorised person (as defined in Section 31 of the Financial Services and Markets Act 2000) with permission to effect and/or carry out contracts of insurance; or (b) a Member of Lloyd's.

1.2 Exceptions

Where:

1.2.1 the **Claim Amount** is more than, or, in the assessment of the SLIP LEADER, is likely to be more than, the **Threshold Amount**; and/or

1.2.2 after making further enquiries, there remains insufficient information to form a view on the likely quantum of any circumstance or claim and in the SLIP LEADER'S assessment, there

is a material risk that the quantum will ultimately exceed the **Threshold Amount**; and/or

1.2.3 issues arise of fraud or avoidance (either under the Insurance Act 2015 or otherwise) or there are allegations against (re)insurers of regulatory breach which may result in regulatory action being taken against (re)insurers, or actionable allegations of improper claims handling have been made in respect of the claim at issue, or, in the assessment of the SLIP LEADER, such issues are likely to arise in connection with a claim; and/or

1.2.4 in the assessment of the SLIP LEADER a claim is, or is likely to become, controversial or complex, or is likely to become subject to **Dispute Resolution Proceedings**,

such claims or circumstances shall be managed in accordance with the provisions of the applicable BASIS OF CLAIMS AGREEMENT.

2. Slip Leader Responsibilities

2.1 Receipt of a Claim

Upon receiving a notification of a claim or circumstance, the SLIP LEADER shall, as soon as practicable, reasonably assess and decide, based on all the relevant circumstances (including but not limited to the **Claims Information**), whether such claim or circumstance is a **SCAP Claim** and notify the Broker accordingly with instructions for it to advise this decision to all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section.

2.2 Role of the Slip Leader

A **SCAP Claim** shall be **Determined** by the SLIP LEADER on behalf of itself and all (re)insurers which subscribe: (1) to this **Contract** on the same contractual terms (other than premium and brokerage); and (2) to these **Arrangements** (**Subscribing (Re)Insurers**).

When Determining a **SCAP Claim**, including where the SLIP LEADER may have delegated the **Determination** of a **SCAP Claim**, the SLIP LEADER must always:

2.2.1 act in good faith and exercise the reasonable care of a competent (re)insurer; and

2.2.2 act in the best interest of all **Subscribing (Re)Insurers** on whose behalf it acts; and

2.2.3 comply with all laws, sanctions regimes, regulations and related guidance (including, but not limited to, those issued by Lloyd's, the Financial Conduct Authority and/or the Prudential Regulation Authority) as may be applicable to the **Determination** of a **SCAP Claim** and to which the SLIP LEADER is subject, including, but not limited to conduct of business rules requiring (re)insurers to treat customers fairly (if applicable in that jurisdiction); and

2.2.4 notify either directly or via the Broker, all **Subscribing (Re)Insurers** of any **Dispute Resolution Proceedings** commenced against them.

For the avoidance of doubt, the SLIP LEADER shall have no obligations or liability to any (re)insurer, other than a **Subscribing (Re)Insurer**, arising out of or in any way connected with the **Determination** of a **SCAP Claim**.

2.3 Reassigning Claims

Where during the life of a **SCAP Claim** any of the provisions of clause 1.2 apply, the SLIP LEADER shall:

2.3.1 reassign the **SCAP Claim** to the claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section; and

2.3.2 notify the Broker accordingly with instructions for it to advise all applicable claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

The SLIP LEADER may, at any time, reassign a **SCAP Claim** outside of these **Arrangements** if having due regard to the available **Claims Information**, all relevant circumstances and its ability to act in accordance with clauses 2.2.1 to 2.2.3 inclusive, it considers that this assignment would be appropriate, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

The Broker may also, at any time, reassign a **SCAP Claim** outside of these **Arrangements** and to the provisions of the

applicable BASIS OF CLAIMS AGREEMENT by advising all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section.

Where a **SCAP Claim** has been reassigned outside of these **Arrangements**, it may not, without the consent of all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section, be reassigned as a **SCAP Claim**.

Notwithstanding clauses 1.2.1 and 1.2.2 but without prejudice to any other right or requirement to (re)assign a **SCAP Claim** outside of these **Arrangements**, where the exchange rate between Sterling and the currency in which the **SCAP Claim** has been made fluctuates after the conversion date stated in A of the CLAIMS AGREEMENT PARTIES section such that the Sterling value of the claim exceeds the **Threshold Amount**, the claim shall not cease to be a **SCAP Claim** by reason of the currency fluctuation alone.

2.4 Delegation of Determination

The SLIP LEADER may delegate its **Determination** of a SCAP Claim to another entity.

Despite its right to delegate the **Determination** of a **SCAP Claim** pursuant to these **Arrangements** the SLIP LEADER shall remain responsible for all acts and omissions of the delegate and the acts and omissions of those employed or engaged by the delegate as if they were its own.

2.5 Processing Claims

The SLIP LEADER shall ensure that all supporting information has been properly documented prior to payment of the claim and that such records are kept for a period of no less than seven years after closure, subject always to the requirements of applicable laws (including but not limited to those applicable to the processing of personal data and privacy).

3. Broker Responsibilities

Notwithstanding the application of these **Arrangements**, the Broker shall advise all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section of any or all of the following matters or events, where known, as soon as practicable:

3.1 any new claim or circumstance assigned as a **SCAP Claim**;
3.2 any recommended reserve or reserves for a **SCAP Claim**;
3.3 any revision to the recommended reserve or reserves for a **SCAP Claim**;

3.4 any change in the assignment of a **SCAP Claim**;

3.5 the receipt of notice of the commencement of any **Dispute Resolution Proceedings** relating to a **SCAP Claim**;

3.6 the final **Determination** of a **SCAP Claim**, including where a **SCAP Claim** is denied;

3.7 any receipt of a complaint against (re)insurers;

3.8 any termination of the SLIP LEADER's authority to **Determine** claims under clauses 4.1 to 4.3 inclusive; and/or

3.9 where so requested by the SLIP LEADER, the identity and participation of all **Subscribing (Re)Insurers**.

A **Subscribing (Re)Insurer** may request the SLIP LEADER and/or Broker to provide such further information as it may reasonably require and the SLIP LEADER and Broker shall co-operate fully with any such request.

4. Termination of the SLIP LEADER's Authority

In the event that the SLIP LEADER:

4.1 becomes the subject of voluntary or involuntary rehabilitation or liquidation, action in bankruptcy or similar or in any way otherwise acknowledges its insolvency or is unable to pay its debts or losses; or

4.2 has its right to transact the main class of business covered by the slip withdrawn, suspended, removed or made conditional or impaired in any way by any regulatory authority; or

4.3 ceases to be either: (a) an authorised person (as defined in Section 31 of the Financial Services and Markets Act 2000) with permission to effect and/or carry out contracts of insurance; or (b) a member of Lloyd's,

the authority of that SLIP LEADER to **Determine** all **SCAP Claims** shall automatically terminate from the date of that event, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

5 Professional Advisers

5.1 The SLIP LEADER has the sole authority to appoint and instruct an independent, external, professional adviser (which may include, but is not limited to, a lawyer, loss adjuster, surveyor, actuary or accountant) on behalf of **Subscribing (Re)Insurers** where, in its sole discretion, it considers the professional adviser necessary for the **Determination** of a claim. The SLIP LEADER shall

supervise the professional adviser throughout the period of their appointment.

5.2 A professional adviser appointed in connection with a **SCAP Claim** pursuant to clause 5.1 above may, at the SLIP LEADER's discretion, be instructed to send all reports and correspondence directly to the SLIP LEADER. The professional adviser's fees shall be agreed by the SLIP LEADER. The fees of the professional adviser shall be shared between the **Subscribing (Re)Insurers** in accordance with their respective shares of the **SCAP Claim**.

6 Claims Concerns

If a **Subscribing (Re)Insurer** has a concern regarding the handling of a **SCAP Claim** by the SLIP LEADER it shall notify the SLIP LEADER of its concern. The SLIP LEADER and the **Subscribing (Re)Insurer** which has raised the concern shall promptly confer and use their best endeavours to resolve the concern. If any disagreement remains after a period of 28 days from the date on which the concern was notified to the SLIP LEADER, the authority of the SLIP LEADER to **Determine** the **SCAP Claim** to which the concern relates shall terminate, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

7 Intra-(Re)Insurer Dispute Resolution Protocols

Before a **Subscribing (Re)Insurer** (Claimant) can bring a legal claim against the SLIP LEADER in relation to the **Determination** of a **SCAP Claim** or for an alleged breach of its obligations under these **Arrangements**, it must first attempt to resolve the dispute (**Dispute**) as follows:

7.1 The **Claimant** shall notify the SLIP LEADER that it is commencing the **Dispute Resolution Protocols** prescribed in this clause 7.

7.2 The **Dispute** shall first be referred to representatives of the SLIP LEADER and of the **Claimant** who shall meet in a good faith effort to resolve the **Dispute**. If a resolution is not achieved within 21 days from the date the **Dispute** was referred to these individuals, the matter shall be escalated to a member of senior management responsible for claims, for each of the **Claimant** and SLIP LEADER, who shall attempt to resolve the **Dispute**.

7.3 If the **Dispute** has not been resolved within 28 days from the date upon which it is referred to senior management, then the **Claimant** and SLIP LEADER shall enter into a mediation agreement in the form prescribed by the LMA and IUA. If the resulting

mediation fails to resolve the **Dispute**, then the **Dispute** shall be settled by arbitration in accordance with clause 7.4, provided always that the decision to commence an arbitration must be taken by the senior management of the **Claimant** in question.

7.4 All arbitrations arising out of or in connection with a **Dispute** shall be referred to arbitration under ARIAS Fast Track Arbitration Rules. The seat of arbitration shall be London.

8 Limitation of Liability

8.1 The total liability, whether in contract, in tort (including but not limited to negligence), breach of fiduciary duty, breach of statutory duty or otherwise, of a SLIP LEADER to all **Subscribing (Re)Insurers** on whose behalf it has acted, or is acting, under these **Arrangements** shall not exceed GBP 500,000 in respect of any one **SCAP Claim** (**Liability Cap**).

8.2 If the aggregate liability of a SLIP LEADER in respect of any one **SCAP Claim** would exceed the **Liability Cap**, the **Subscribing (Re)Insurers** shall each be entitled to be paid only a share of the **Liability Cap** calculated in proportion to the share of the (re)insurance underwritten by each **Subscribing (Re)Insurer** (excluding for the purposes of this clause any share underwritten by the SLIP LEADER).

8.3 A SLIP LEADER shall not be liable for loss of profits, loss of business, loss of use (in each case whether direct or indirect) or any other indirect, special, or consequential damages alleged to have been suffered by a **Subscribing (Re)Insurer** arising out of its breach of the terms of these **Arrangements**.

8.4 Notwithstanding clause 8.3 but subject always to clauses 8.1, 8.2 and 8.5, nothing in this clause 8 is intended to exclude the SLIP LEADER’S liability to the **Subscribing (Re)Insurers** in respect of damages payable by the **Subscribing (Re)Insurers** to the (re)insured, in addition to the Claim Amount, arising from the mishandling of a **SCAP Claim** by the SLIP LEADER, its agents or employees, where such mishandling gives rise to an actionable claim for damages against **Subscribing (Re)Insurers**.

8.5 Nothing in these **Arrangements** shall exclude, restrict or limit with respect to the handling of a **SCAP Claim** a SLIP LEADER’s liability for: (1) fraud or fraudulent misrepresentation; (2) death or personal injury caused by its negligence or the negligence of its employees or agents; or (3) any matter in respect

of which it would be unlawful to exclude or restrict liability.

9 Choice of Law and Jurisdiction

Notwithstanding any other choice of law, express or implied in the contract of (re)insurance, the provisions of these **Arrangements** shall be construed and governed in accordance with the Laws of England and Wales and the **Subscribing (Re)Insurers** submit to the exclusive jurisdiction of the Courts of England and Wales.

10 Exclusions

10.1 The following types of business (and applicable risk codes for Lloyd's) are excluded from these **Arrangements**:

10.1.1 Binding Authorities;

10.1.2 Proportional & Quota Share Treaties.

10.2 The following forms of settlement are excluded from these Arrangements:

10.2.1 ex gratia payments of any kind;

10.2.2 commutation agreements.

Definitions

In these **Arrangements**, unless the context otherwise requires, the following words shall have the following meanings:

Claim Amount means:

- in relation to each **SCAP Claim**, the total amount claimed (after the application of any applicable deductible(s));or

- in relation to a circumstance, the total amount which, in the judgement of the SLIP LEADER, may be claimed (after the application of any applicable deductible(s)),

- by the (re)insured from all (re)insurers under the **Contract** including, but not limited to, any of their expenses or other sums that are recoverable from the (re)insurers under the **Contract** pursuant to the terms of the (re)insurance. The Claim Amount shall exclude any costs incurred by the (re)insurers arising out of, or in connection with the handling of a **SCAP Claim**.

Claims Information means the information contained within a notification or provided by the (re)insured or its agent in relation to a **SCAP Claim**. It also includes all information obtained by the SLIP LEADER or provided by any **Professional Adviser** employed by (re)insurers.

Contract means, for the purposes of these **Arrangements**, (re)insurance evidenced by (re)insurers subscribing to a single Market Reform Contract and where all (re)insurers participate on the same contractual terms and conditions (other than premium and brokerage).

Determination/Determine means all claims handling activities necessary (including the appointment and instruction of any **Professional Advisers**) in order to: (i) accept or deny a **SCAP Claim**, in whole or in part; (ii) agree any amount payable and (iii) resolve finally any open matter in respect of the **SCAP Claim** by agreement or, negotiation.

Dispute Resolution Proceedings means any litigation, arbitration, mediation, regulatory hearing (other than before an ombudsman) or other contested proceeding commenced by or against **Subscribing (Re)Insurers** in any jurisdiction.

LMA9150
01 February 2018

CLAIMS AGREEMENT PARTIES:

A. Claims falling within the scope of the (LMA9150) to be agreed by Slip Leader only on behalf of all (re)insurers subscribing (1) to this Contract on the same contractual terms (other than premium and brokerage) and (2) to these Arrangement.

For the purposes of calculating the Threshold Amount, the sterling rate on the date that a financial value of the claim is first established by the Slip Leader shall be used and the rate of exchange shall be the Bank of England spot rate for the purchase of sterling at the time of the deemed conversion.

B. For all other claims:

i) For Lloyd's syndicates:

The leading Lloyd's syndicate and, where required by the applicable Lloyd's Claims Scheme, the second Lloyd's syndicate.

The second Lloyd's Syndicate, unless designated here or elsewhere in the contract otherwise as appointed by default to whichever Lloyd’s syndicate has the largest signed line and, in the event of there being more than

one of those, whichever Lloyd's syndicate entered the contract on PPL the earliest of them.

....

ii) Those companies acting in accordance with the IUA claims agreement practices, excepting those that may have opted out via iii) below

iii) Those companies that have specifically elected to agree claims in respect of their own participation.

iv) All other subscribing insurers that are not party to the Lloyd's/IUA claims agreement practices, each in respect of their own participation.

v) Notwithstanding anything contained in the above to the contrary, any ex gratia payments to be agreed by each (re)insurer for their own participation.

CLAIMS ADMINISTRATION:

Willis Limited and (re)insurers agree that any claims hereunder (including any claims related costs/fees) will be notified and administered via the Electronic Claims File (ECF) with any payment(s) processed via CLASS, unless both parties agree to do otherwise.

Where claims or circumstances are not administered via ECF, notification, administration and payment(s) will be electronic.

Where a Lloyd's syndicate or IUA company is not an agreement party to the claim or circumstance (per CLAIMS AGREEMENT PARTIES A. above) they agree to accept correct ECF sequences for administrative purposes to ensure information is circulated to all subscribing parties.

Willis Limited are authorised to obtain translations of claims documents on behalf of insurers, with Insurers' associated costs being payable by Insurers as provided for under Expert(s) Fees Collection heading.

For Non Bureaux Insurers only

Claims settlement to be remitted to Willis Limited (unless otherwise specified within the contract) within 7 working days after agreement of claim by Slip Leader and submission of collection to market(s).

RULES AND EXTENT OF ANY OTHER DELEGATED CLAIMS AUTHORITY:

None

Where the Claims Agreement Parties hereunder have delegated authority to a third party, then all insurers will follow the settlements of the appointed third party.

EXPERT(S) FEES COLLECTION:

In respect of Expert(s) Fees payable by (re)insurers for services performed on their behalf, an appointed Service Provider to provide all collection and disbursement services on behalf of (re)insurers in conjunction with, whenever appropriate, Xchanging in respect of any bureau markets. In respect of Expert(s) Fees payable by (re)insurers for services performed on behalf of the (re)insured Willis Limited to collect fees.

SETTLEMENT DUE DATE:

30 August 2024

In the absence of a Settlement Due Date, a Premium Payment Warranty or a Premium Payment Clause which automatically cancels the contract if premium payment is not paid by a specified date, the Settlement Due Date will be calculated by granting 60 days (or 90 days in respect of reinsurance) from whichever is the later of either:

1) the inception date of the risk or

2) the date on which the final (Re)insurer agreement is obtained

In the event the details contained within the contract (MRC) differ from those shown in any electronic trading platform, it is understood and agreed that the contract (MRC) shall take precedence.

INSTALMENT PREMIUM PERIOD OF CREDIT:

Not applicable unless detailed here.

ADJUSTMENT PREMIUM PERIOD OF CREDIT:

Not applicable unless detailed here.

BUREAUX ARRANGEMENTS:

Premium Processing Clause

Where the premium is to be paid through Xchanging Ins-sure Services (XIS), payment to Insurers will be deemed to occur on the day that a delinked premium is released for settlement by the Appointed Broker or in the case of non-delinked premiums, on the day that the error-free Premium Advice Note (PAN) is submitted to XIS.

Where premiums are to be paid by instalments under the Deferred Account Scheme, and the Appointed Broker does not receive the premium in time to comply with the agreed settlement date for the second or subsequent instalment, the Appointed Broker, if electing to suspend the automatic debiting of the relevant deferred instalment, shall advise the Slip Leader in writing and instruct XIS accordingly. XIS shall then notify Insurers. Payment to any entity within the same group of companies as the Appointed Broker will be deemed to be payment to the Appointed Broker.

Nothing in this clause shall be construed to override the terms of any Premium Payment Warranty or Clause or any Termination or Cancellation provision contained in this contract. Furthermore, any amendment to the Settlement Due Date of a premium instalment as a result of the operation of this Premium Processing Clause shall not amend the date that such instalment is deemed to be due for the purposes of such Premium Payment Warranty or Clause or Termination or Cancellation provision unless Insurers expressly agree otherwise.

Appointed Broker : Willis Limited

LSW3003
14/12/09

Xchanging Ins-sure Services (XIS) are authorised to sign premium, de-linked or otherwise, from individual insureds, cedants, territories, insurers or class of business sections separately as and when received from Willis Limited.

In the event that any applicable premium payment warranty, clause or condition has a different due date to the settlement due date, XIS are hereby authorised to amend the settlement due date to match the premium payment warranty, clause or condition due date. This agreement shall be binding on all bureau insurers.

Insurers hereby agree that any premium payable in instalments under this contract will be processed as delinked additional premium entries other than when submitted under the Deferred Account Scheme.

Where any Settlement Due Date (SDD), Premium Payment Warranty (PPW) or Premium Payment Condition (PPC) due date falls on a weekend or public holiday, presentation to XIS or insurers hereon or release for settlement of a delinked premium as applicable on the next working day will be deemed to be in compliance with such SDD, PPW or PPC.

Where Premium Transfers have been completed any additional/return premiums due thereafter will be paid/deducted from the last Year of Account unless advised differently by (re)insurers.

Agreed to accept currency rate of exchange adjustments as presented to XIS bearing evidence of Insured payment / settlement.

For signing purposes XIS agree to accept netted down premiums (being both gross and net) as presented by Willis Limited.

All premium related transactions shall be settled in the same currency as indicated in this contract and all claims related transactions, including fees and expenses shall be paid in any appropriate currency as requested by the Insured, expert or adjuster, providing:

Where the currency(ies) is not a currency nominated by Lloyd's, IUA or XIS as a settlement currency, or where one or more XIS Underwriter does not transact business in a nominated XIS settlement currency or where all or part of the Lloyd's premium is to be settled in US Dollars (USD) for US or Canadian Trust Fund purposes, then all transactions will be converted into Pounds Sterling (GBP), US Dollars (USD) or Euro (EUR), as specified by Willis Limited, at the applicable rate of exchange which shall be determined by:

a) the date of receipt by Willis Limited for premiums
b) the date of payment to the client for claims and return premiums or as agreed by the Slip Leader.

XIS are authorised to:

- issue For Declaration Only (FDO) signings (to allow prompt policy signing and notification of claims via ECF, where necessary).

Insurers agree to allow delinked signings to be removed on Broker instruction only, subject to evidence that insurers have been advised by the Broker that it has been unable to collect the premium.

Tax Schedules and other documentation supporting premium calculation included within submissions to XIS are deemed informational documents only and do not form part of the contract nor require underwriter agreement.

For the purpose of policy production only references to “Slip Leader” and “Slip Leader only” herein are deemed to read “Insurers”.

NON-BUREAUX ARRANGEMENTS: Insurers agree to accept premium from individual insureds, cedants, territories or class of business sections separately as and when received from Willis Limited.

In the event that any applicable premium payment warranty, clause or condition has a different due date to the settlement due date, insurers hereby agree the settlement due date is amended to match the premium payment warranty, clause or condition due date. This agreement shall be binding on all non-bureau insurers.

Premium included in the next Statement of Account dispatched electronically after SDD shall be deemed to meet Premium Payment Terms. This does not supersede priority payments nor special payment terms nor specifically agreed payment and currency terms stated in this contract.

Notwithstanding anything to the contrary contained herein, premium due in respect of this contract that is available for settlement and presented to (re)insurers in a Technical Account (TA) ACORD message on or before the PPW, PPC or SDD date shall be deemed to satisfy said Premium Payment Terms. (Re)insurers are responsible for the Business Acceptance (BA) of each Technical Account (TA) to enable funds to be included within the next e-Accounting Financial Account (FA) ACORD message.

Agreed to accept currency rate of exchange adjustments as presented to insurers bearing evidence of Insured payment / settlement.

All premium related transactions shall be settled in the same currency as indicated in this contract and all claims related transactions, including fees and expenses shall be paid in any appropriate currency as requested by the Insured, expert or adjuster, providing:

Where the currency(ies) is not a currency nominated by insurers or Willis Limited as a settlement currency, then all transactions will be converted into Pounds Sterling (GBP), US Dollars (USD) or Euro (EUR), as specified by Willis Limited, at the applicable rate of exchange which shall be determined by:

a) the date of receipt by Willis Limited for premiums
b) the date of payment to the client for claims and return premiums or as agreed by the Slip Leader.

Settlements in respect of any Canadian interest will be converted, where necessary, into US Dollars (USD) or Canadian Dollars (CAD) for payment to insurers at the applicable rate of exchange determined by the date of premium receipt by Willis Limited.

5. FISCAL AND REGULATORY

TAX PAYABLE BY INSURER(S):	None.
COUNTRY OF ORIGIN:	United States of America
REGULATORY RISK LOCATION:	United States of America
OVERSEAS BROKER:	Willis Towers Watson Northeast, Inc. 75 Arlington Street, Floor 10, Boston, MA 02199 United States of America
SURPLUS LINES BROKER:	Willis Towers Watson Northeast, Inc. 75 Arlington Street, Floor 10, Boston, MA 02199 United States of America Surplus Lines License Number: 179022
US CLASSIFICATION:	US Surplus Lines
ALLOCATION OF PREMIUM TO CODING:	BB (Crime) – 99% 7T- 1% In the event the details contained within the contract (MRC) differ from those shown in any electronic trading platform, it is understood and agreed that the contract (MRC) shall take precedence.
REGULATORY CLIENT CLASSIFICATION:	Commercial - Large Risk

6. BROKER REMUNERATION AND DEDUCTIONS

FEE PAYABLE BY CLIENT?:	Yes
TOTAL BROKERAGE:	Nil
OTHER DEDUCTIONS FROM PREMIUM :	Nil

SECURITY DETAILS

REFERENCES

UMR (Unique Market Reference): B080113016P24

Date contract printed to PDF: 13:34 17 July 2024

SIGNED UNDERWRITERS

Mosaic Syndicate Services Limited / Asta Europe SRL trading as Mosaic Europe **Slip Leader**

P	F	I	2	1	7	3	5	2	4	A	A			

100%
Written

100%
Signed

20:58 16 July 2024
Mosaic Syndicate Services Limited (115988NMV) LNR24C199 FI S3 2024 MOS1609 55.556%, RNR1458 11.111%, AFB5623 6.667%, FLX1985 8.333%, MMX2010 2.406%, LRE3010 4.817%, SII1945 5.555%, BRT2988 5.555%. Premium/Claims MSSL / ClaimsFNOL@mosaicinsurance.com
Sam Price
Bound

SETTLEMENT INFORMATION

Terms of Settlement

Settlement Due Date:	30 August 2024
Instalment Premium Period of Credit:	0
Adjustment Premium Period of Credit:	0

Mosaic Syndicate Services Limited / Asta Europe SRL trading as Mosaic Europe

Non-Bureau Leader

Sam Price

AXA XL - Professional Insurance
100 Constitution Plaza, 17th Floor,
Hartford, CT 06103
Phone 860-246-1863, Fax 860-246-1899

August 19, 2024

Mary Coughlin
Willis Towers Watson Northeast Inc
75 Arlington Street
Floor 10
Boston, MA 02116

Re: Fidelity Equity and High Income Funds
Excess Bond (xs $100M) Policy

Dear Mary,

Enclosed, please find the policy for **Fidelity Equity and High Income Funds**. Thank you for choosing XL Insurance. Please call if you have any questions or concerns.

Sincerely,

Bill Caporale

mk

Policy Number: **ELU197865-24**
Renewal of Number: ELU190729-23

XL Specialty Insurance Company
(Hereafter called the Insurer)

EXCESS POLICY DECLARATIONS

Executive Offices:
70 Seaview Avenue
Stamford, CT 06902-6040
Telephone 877-953-2636

Regulatory Office:
505 Eagleview Blvd., Ste. 100
Exton, PA 19341-1120
Telephone: 800-327-1414

THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

Item 1. **Name and Mailing Address of Insured Entity:**

Fidelity Equity and High Income Funds
c/o FMR LLC, 88 Black Falcon
First Floor, East Side, Suite167
Boston, MA 02210

The Insured Entity will be the sole agent for and will act on behalf of the Insured with respect to all matters under this Policy.

Item 2. **Policy Period:** **From:** July 01, 2024 **To:** July 01, 2025

At 12:01AM Standard Time at your Mailing Address Shown Above

Item 3. **Limit of Liability:**

$5,000,000 part of $50,000,000 Aggregate each **Policy Period** (including Defense **Expenses**)

Item 4. **Schedule of Underlying Insurance:**

		Insurer	Policy No	Limit of Liability
(a)	Primary Policy	Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-04	$10,000,000
(b)	Underlying Excess Policy	Federal Insurance Company	82484869	$10,000,000
		National Union Fire Insurance Company of Pittsburgh PA	01-307-65-48	$10,000,000
		ICI Mutual Insurance Company	87153324B	$10,000,000
		Allied World Assurance Company, AG	C014841/014	$10,000,000
		QBE Insurance Corporation	130005116	$10,000,000
		Travelers Casualty and Surety Company of America	106547262	$10,000,000
		Continental Casualty Company	287042220	$10,000,000
		Starr Indemnity & Liability Company	1000059071241	$10,000,000
		AXIS Insurance Company	P-001-000158021-05	$5,000,000
		Zurich American Insurance Company	FIB-0456717-01	$5,000,000

Ironshore Indemnity Inc	FI4NAB095D005	$5,000,000 part of $50,000,000
Everest National Insurance Company	FL5FD00012-241	$7,000,000 part of $50,000,000
Lloyds of London	13016P24	$5,000,000 part of $50,000,000
US Specialty Insurance Company	24-MGU-24-A58955	$8,000,000 part of $50,000,000
Twin City Fire Insurance Company	08 FI 0252161-24	$10,000,000 part of $50,000,000
National Casualty Company	XJO2408785	$10,000,000 part of $50,000,000

Item 5. Notices required to be given to the Insurer must be addressed to:

XL Professional Insurance
100 Constitution Plaza, 13th Floor
Hartford, CT 06103
by electronic mail (email) to: proclaimnewnotices@axaxl.com.
Toll Free Telephone: 877-953-2636

Item 6. Premium:

Taxes, Surcharges or Fees:	$0.00
Total Policy Premium:	$15,589.00

Item 7. Policy Forms and Endorsements Attached at Issuance:

XS 71 00 05 14 XS 80 07 12 14 XL 80 23 07 02

THESE **DECLARATIONS** AND THE POLICY, WITH THE ENDORSEMENTS, ATTACHMENTS, AND THE **APPLICATION** SHALL CONSTITUTE THE ENTIRE AGREEMENT BETWEEN THE INSURER AND THE **INSURED** RELATING TO THIS INSURANCE.

IN WITNESS

XL SPECIALTY INSURANCE COMPANY

REGULATORY OFFICE
505 EAGLEVIEW BOULEVARD, SUITE 100
DEPARTMENT: REGULATORY
EXTON, PA 19341-1120
PHONE: 800-688-1840

It is hereby agreed and understood that the following In Witness Clause supercedes any and all other In Witness clauses in this policy.

All other provisions remain unchanged.

IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.



Lucy Pilko
President



Toni Ann Perkins
Secretary

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Policyholder Notice provides information concerning possible impact on your insurance coverage due to the impact of U.S. Trade Sanctions[1]. Please read this Policyholder Notice carefully.

In accordance with the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") regulations, or any other U.S. Trade Sanctions applied by any regulatory body, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law, is a Specially Designated National and Blocked Person ("SDN"), or is owned or controlled by an SDN, this insurance will be considered a blocked or frozen contract. When an insurance policy is considered to be such a blocked or frozen contract, neither payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

[1] "U.S Trade Sanctions" may be promulgated by Executive Order, act of Congress, regulations from the U.S. Departments of State, Treasury, or Commerce, regulations from the State Insurance Departments, etc.

NOTICE TO POLICYHOLDERS

PRIVACY POLICY

The AXA XL insurance group (the "Companies"), believes personal information that we collect about our customers, potential customers, and proposed insureds (referred to collectively in this Privacy Policy as "customers") must be treated with the highest degree of confidentiality. For this reason and in compliance with the Title V of the Gramm-Leach-Bliley Act ("GLBA"), we have developed a Privacy Policy that applies to all of our companies. For purposes of our Privacy Policy, the term "personal information" includes all information we obtain about a customer and maintain in a personally identifiable way. In order to assure the confidentiality of the personal information we collect and in order to comply with applicable laws, all individuals with access to personal information about our customers are required to follow this policy.

Our Privacy Promise

Your privacy and the confidentiality of your business records are important to us. Information and the analysis of information is essential to the business of insurance and critical to our ability to provide to you excellent, cost-effective service and products. We understand that gaining and keeping your trust depends upon the security and integrity of our records concerning you. Accordingly, we promise that:

1. We will follow strict standards of security and confidentiality to protect any information you share with us or information that we receive about you;
2. We will verify and exchange information regarding your credit and financial status only for the purposes of underwriting, policy administration, or risk management and only with reputable references and clearinghouse services;
3. We will not collect and use information about you and your business other than the minimum amount of information necessary to advise you about and deliver to you excellent service and products and to administer our business;
4. We will train our employees to handle information about you or your business in a secure and confidential manner and only permit employees authorized to use such information to have access to such information;
5. We will not disclose information about you or your business to any organization outside the XL Catlin insurance group of Companies or to third party service providers unless we disclose to you our intent to do so or we are required to do so by law;
6. We will not disclose medical information about you, your employees, or any claimants under any policy of insurance, unless you provide us with written authorization to do so, or unless the disclosure is for any specific business exception provided in the law;
7. We will attempt, with your help, to keep our records regarding you and your business complete and accurate, and will advise you how and where to access your account information (unless prohibited by law), and will advise you how to correct errors or make changes to that information; and
8. We will audit and assess our operations, personnel and third party service providers to assure that your privacy is respected.

Collection and Sources of Information

We collect from a customer or potential customer only the personal information that is necessary for (a) determining eligibility for the product or service sought by the customer, (b) administering the product or service obtained, and (c) advising the customer about our products and services. The information we collect generally comes from the following sources:

- Submission – During the submission process, you provide us with information about you and your business, such as your name, address, phone number, e-mail address, and other types of personal identification information;
- Quotes – We collect information to enable us to determine your eligibility for the particular insurance product and to determine the cost of such insurance to you. The information we collect will vary with the type of insurance you seek;

- Transactions – We will maintain records of all transactions with us, our affiliates, and our third party service providers, including your insurance coverage selections, premiums, billing and payment information, claims history, and other information related to your account;
- Claims – If you obtain insurance from us, we will maintain records related to any claims that may be made under your policies. The investigation of a claim necessarily involves collection of a broad range of information about many issues, some of which does not directly involve you. We will share with you any facts that we collect about your claim unless we are prohibited by law from doing so. The process of claim investigation, evaluation, and settlement also involves, however, the collection of advice, opinions, and comments from many people, including attorneys and experts, to aid the claim specialist in determining how best to handle your claim. In order to protect the legal and transactional confidentiality and privileges associated with such opinions, comments and advice, we will not disclose this information to you; and
- Credit and Financial Reports – We may receive information about you and your business regarding your credit. We use this information to verify information you provide during the submission and quote processes and to help underwrite and provide to you the most accurate and cost-effective insurance quote we can provide.

Retention and Correction of Personal Information

We retain personal information only as long as required by our business practices and applicable law. If we become aware that an item of personal information may be materially inaccurate, we will make reasonable effort to re-verify its accuracy and correct any error as appropriate.

Storage of Personal Information

We have in place safeguards to protect data and paper files containing personal information.

Sharing/Disclosing of Personal Information

We maintain procedures to assure that we do not share personal information with an unaffiliated third party for marketing purposes unless such sharing is permitted by law. Personal information may be disclosed to an unaffiliated third party for necessary servicing of the product or service or for other normal business transactions as permitted by law.

We do not disclose personal information to an unaffiliated third party for servicing purposes or joint marketing purposes unless a contract containing a confidentiality/non-disclosure provision has been signed by us and the third party. Unless a consumer consents, we do not disclose “consumer credit report” type information obtained from an application or a credit report regarding a customer who applies for a financial product to any unaffiliated third party for the purpose of serving as a factor in establishing a consumer’s eligibility for credit, insurance or employment. “Consumer credit report type information” means such things as net worth, credit worthiness, lifestyle information (piloting, skydiving, etc.) solvency, etc. We also do not disclose to any unaffiliated third party a policy or account number for use in marketing. We may share with our affiliated companies information that relates to our experience and transactions with the customer.

Policy for Personal Information Relating to Nonpublic Personal Health Information

We do not disclose nonpublic personal health information about a customer unless an authorization is obtained from the customer whose nonpublic personal information is sought to be disclosed. However, an authorization shall not be prohibited, restricted or required for the disclosure of certain insurance functions, including, but not limited to, claims administration, claims adjustment and management, detection, investigation or reporting of actual or potential fraud, misrepresentation or criminal activity, underwriting, policy placement or issuance, loss control and/or auditing.

Access to Your Information

Our employees, employees of our affiliated companies, and third party service providers will have access to information we collect about you and your business as is necessary to effect transactions with you. We may also disclose information about you to the following categories of person or entities:

- Your independent insurance agent or broker;
- An independent claim adjuster or investigator, or an attorney or expert involved in the claim;
- Persons or organizations that conduct scientific studies, including actuaries and accountants;
- An insurance support organization;
- Another insurer if to prevent fraud or to properly underwrite a risk;
- A state insurance department or other governmental agency, if required by federal, state or local laws; or
- Any persons entitled to receive information as ordered by a summons, court order, search warrant, or subpoena.

Violation of the Privacy Policy

Any person violating the Privacy Policy will be subject to discipline, up to and including termination.

For more information or to address questions regarding this privacy statement, please contact your broker.

FRAUD NOTICE

Alabama	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or who knowingly presents false information in an application for insurance is guilty of a crime and may be subject to restitution fines or confinement in prison, or any combination thereof.
Arkansas	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
California	For your protection California law requires the following to appear on this form: Any person who knowingly presents false or fraudulent information to obtain or amend insurance coverage or to make a claim for the payment of a loss is guilty of a crime and may be subject to fines and confinement in state prison.
Colorado	**It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance, and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policyholder or claimant for the purpose of defrauding or attempting to defraud the policyholder or claimant with regard to a settlement or award payable from insurance proceeds shall be reported to the Colorado Division of Insurance within the Department of Regulatory Agencies.**
District of Columbia	**WARNING**: It is a crime to provide false or misleading information to an insurer for the purpose of defrauding the insurer or any other person. Penalties include imprisonment and/or fines. In addition, an insurer may deny insurance benefits if false information materially related to a claim was provided by the applicant.
Florida	Any person who knowingly and with intent to injure, defraud, or deceive any insurer files a statement of claim or an application containing any false, incomplete, or misleading information is guilty of a felony of the third degree.
Kansas	A "fraudulent insurance act" means an act committed by any person who, knowingly and with intent to defraud, presents, causes to be presented or prepares with knowledge or belief that it will be presented to or by an insurer, purported insurer, broker or any agent thereof, any written, electronic, electronic impulse, facsimile, magnetic, oral, or telephonic communication or statement as part of, or in support of, an application for the issuance of, or the rating of an insurance policy for personal or commercial insurance, or a claim for payment or other benefit pursuant to an insurance policy for commercial or personal insurance that such person knows to contain materially false information concerning any fact material thereto; or conceals, for the purpose of misleading, information concerning any fact material thereto.
Kentucky	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any materially false information or conceals, for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime.
Louisiana	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Maine	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines, or denial of insurance benefits.
Maryland	Any person who knowingly or willfully presents a false or fraudulent claim for payment of a loss or benefit or who knowingly or willfully presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
New Jersey	Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties.

New Mexico	ANY PERSON WHO KNOWINGLY PRESENTS A FALSE OR FRAUDULENT CLAIM FOR PAYMENT OF A LOSS OR BENEFIT OR KNOWINGLY PRESENTS FALSE INFORMATION IN AN APPLICATION FOR INSURANCE IS GUILTY OF A CRIME AND MAY BE SUBJECT TO CIVIL FINES AND CRIMINAL PENALTIES.
New York	**General: All applications for commercial insurance, other than automobile insurance:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each such violation. **All applications for automobile insurance and all claim forms**: Any person who knowingly makes or knowingly assists, abets, solicits or conspires with another to make a false report of the theft, destruction, damage or conversion of any motor vehicle to a law enforcement agency, the department of motor vehicles or an insurance company, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the value of the subject motor vehicle or stated claim for each violation. **Fire**: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime. The proposed insured affirms that the foregoing information is true and agrees that these applications shall constitute a part of any policy issued whether attached or not and that any willful concealment or misrepresentation of a material fact or circumstances shall be grounds to rescind the insurance policy.
Ohio	Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud.
Oklahoma	**WARNING**: Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for the proceeds of an insurance policy containing any false, incomplete or misleading information is guilty of a felony. **WARNING: All Workers Compensation Insurance**: Any person or entity who makes any material false statement or representation, who willfully and knowingly omits or conceals any material information, or who employs any device, scheme, or artifice, or who aids and abets any person for the purpose of: 1. obtaining any benefit or payment, 2. increasing any claim for benefit or payment, or 3. obtaining workers' compensation coverage under the Administrative Workers' Compensation Act, shall be guilty of a felony punishable pursuant to Section 1663 of Title 21 of the Oklahoma Statutes.

Pennsylvania	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties. **Automobile Insurance**: Any person who knowingly and with intent to injure or defraud any insurer files an application or claim containing any false, incomplete or misleading information shall, upon conviction, be subject to imprisonment for up to seven years and the payment of a fine of up to $15,000.
Puerto Rico	**Any person who knowingly and with the intention of defrauding presents false information in an insurance application, or presents, helps, or causes the presentation of a fraudulent claim for the payment of a loss or any other benefit, or presents more than one claim for the same damage or loss, shall incur a felony and, upon conviction, shall be sanctioned for each violation by a fine of not less than five thousand dollars ($5,000) and not more than ten thousand dollars ($10,000), or a fixed term of imprisonment for three (3) years, or both penalties. Should aggravating circumstances [be] present, the penalty thus established may be increased to a maximum of five (5) years, if extenuating circumstances are present, it may be reduced to a minimum of two (2) years.**
Rhode Island	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Tennessee	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits. **Workers' Compensation:** It is a crime to knowingly provide false, incomplete or misleading information to any party to a workers' compensation transaction for the purpose of committing fraud. Penalties include imprisonment, fines and denial of insurance benefits.
Utah	**Workers' Compensation**: Any person who knowingly presents false or fraudulent underwriting information, files or causes to be filed a false or fraudulent claim for disability compensation or medical benefits, or submits a false or fraudulent report or billing for health care fees or other professional services is guilty of a crime and may be subject to fines and confinement in state prison.
Virginia	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
Washington	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
West Virginia	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
All Other States	Any person who knowingly and willfully presents false information in an application for insurance may be guilty of insurance fraud and subject to fines and confinement in prison. (In Oregon, the aforementioned actions may constitute a fraudulent insurance act which may be a crime and may subject the person to penalties).

Endorsement No.: 1
Named Insured: Fidelity Equity and High Income Funds
Policy No.: ELU197865-24

Effective: July 01, 2024
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

EXCESS ENDORSEMENT

In consideration of the premium charged:

(1) It is understood and agreed that the Limit of Liability for this Policy as set forth in Item 3 of the Declarations is the maximum amount payable, including Defense Expenses, by the Insurer under this Policy. Any provision of the Underlying Insurance indicating any ability or right to any reinstatement of such policy's limit of liability shall be inapplicable to this Policy, including any provision indicating a reinstatement of such policy's limit of liability during any extended discovery or reporting period. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

(2) It is understood and agreed that the Insurer is under no obligation to renew this Policy upon its expiration. Any provision of the Underlying Insurance indicating any automatic renewal of this Policy shall be inapplicable to this Policy. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 2
Named Insured: Fidelity Equity and High Income Funds
Policy No.: ELU197865-24

Effective: July 01, 2024
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

TIE IN LIMITS ENDORSEMENT

In consideration of the premium charged, in addition to this Policy, the Insurer or an affiliated company of the Insurer (any such affiliated company being included within the term "Insurer" for the purposes of this endorsement) has also agreed to issue to the person or entity named in Item 1 of the Declarations the following policy(ies) (such policy(ies), the “Other Policy(ies)”):

Excess Liability Policy (Mutual Funds, $5,000,000 part of $50,000,000 excess of $100,000,000), Policy No. ELU197863-24, Issued by: XL Specialty Insurance Company

It is expressly acknowledged by the person or entity named in Item 1 of the Declarations that the premium for these policies has been negotiated with the understanding that all policies would have shared limits of liability. Therefore, in consideration of the premium charged:

(1) Any payment of loss or damages, including costs and expenses of defense, under this Policy will reduce the limit of liability available under the Other Policy(ies) for the defense and settlement of, or the payment of any liabilities in connection with, any claim or claims made under the Other Policy(ies).

(2) Any payment of loss or damages, including costs and expenses of defense, under the Other Policy(ies) will reduce the Limit of Liability available under this Policy for the defense and settlement of, or the payment of any liabilities in connection with, any claim or claims made under this Policy during the Policy Period.

(3) If the Insurer shall have paid loss or damages, including costs and expenses of defense, under this Policy and loss or damages, including costs and expenses of defense, under the Other Policy(ies) in an aggregate amount equaling $5,000,000 part of $50,000,000 any and all obligations of the Insurer under this Policy will be completely fulfilled and extinguished, and the Insurer will have no further obligations of any kind or nature whatsoever under this Policy.

All other terms, conditions and limitations of this Policy shall remain unchanged.

EXCESS POLICY COVERAGE FORM

THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

In consideration of the payment of the premium and in reliance on all statements made and information furnished to the Insurer identified in the Declarations (the Insurer) and to the issuer(s) of the Underlying Insurance, the Insurer and the insureds agree as follows:

I. INSURING AGREEMENT

The Insurer will provide coverage excess of the Underlying Insurance stated in ITEM 4 of the Declarations. Coverage hereunder will apply in conformance with the terms, conditions, endorsements and warranties of both the Primary Policy stated in ITEM 4 (A) of the Declarations and of any other Underlying Excess Policy stated in ITEM 4 (B) of the Declarations. The coverage hereunder will attach only after all of the Underlying Insurance has been exhausted by the actual payment of covered amounts under the Underlying Insurance by the applicable insurers thereunder or by any other source. To the extent that any terms, conditions, and endorsements of the Policy may be inconsistent with any terms, conditions, and endorsements of the Underlying Insurance, the terms, conditions, and endorsements of this Policy shall govern.

II. DEPLETION OF UNDERLYING LIMITS OF LIABILITY

The coverage hereunder shall attach only after the limits of all Underlying Insurance have been exhausted by payment of covered amounts. Subject to the terms, conditions, and endorsements of this Policy and the Underlying Insurance, this Policy will continue to apply to covered amounts as primary insurance in the event of the exhaustion of all of the limits of liability of such Underlying Insurance as the result of the actual payment of covered amounts by the applicable insurer thereunder or by any other source. Any risk of uncollectibility with respect to the Underlying Insurance will be expressly retained by the insureds and will not be assumed by the Insurer.

III. RIGHTS AND CLAIM PARTICIPATION

The Insurer shall have the same rights, privileges and protections afforded to the insurer(s) of the Underlying Insurance and may, at its sole discretion, elect to participate in the investigation, settlement and/or defense of any claim against the insureds even if the Underlying Insurance has not been exhausted. The insureds will provide such information and cooperation as is reasonably requested. The insureds shall not do anything that prejudices the Insurer's position or potential rights of recovery, including, but not limited to, terminating any Underlying Insurance.

IV. LIMIT OF LIABILITY

The amount stated in ITEM 3 of the Declarations is the limit of liability of the Insurer and shall be the maximum amount payable, including defense expenses, by the Insurer under this Policy. Defense expenses are part of and not in addition to the limit of liability and the payment of such will reduce the limit of liability.

V. NOTICE, ALTERATION, AND TERMINATION

(A) Where the Underlying Insurance permits or requires notice to the Insurer, the insureds shall have the same obligations and rights to notify the Insurer under this Policy. All notices required under the Underlying Insurance policies and this Policy shall be sent to the address set forth in ITEM (5) of the Declarations: Attention Claim Department or by electronic mail to: proclaimnewnotices@xlgroup.com. Notice given to any underlying insurer will not be deemed notice to the Insurer.

(B) No change in or modification of this Policy shall be effective unless made by endorsement. In the event of a change of any kind to any Underlying Insurance that broadens or expands coverage, this Policy will become subject to such change only if and to the extent that the Insurer consents to such change in writing and the insured pays any additional premium that may be required by the Insurer.

(C) This Policy will terminate immediately upon the termination of any of the Underlying Insurance, whether cancelled by the insured or the applicable insurer. Notice of cancellation or non-renewal of any such policies duly given by any of the applicable insurers shall serve as notice of the cancellation or non-renewal of this Policy by the Insurer.

EXCESS FOLLOW-FORM BOND DECLARATIONS

THE POLICY'S LIMIT OF LIABILITY WILL BE REDUCED BY CLAIM EXPENSES.

EVEREST REINSURANCE COMPANY
Warren Corporate Center
100 Everest Way
Warren, NJ 07059

BOND NUMBER: FL5FD00012-241 **RENEWAL OF: FL5FD00012-231**

PRODUCER NAME: Willis of MA, Inc.
Willis Americas Administration, Inc
ADDRESS: Three Copley Place
Boston, MA 02116

IN RETURN FOR THE PAYMENT OF THE PREMIUM, AND SUBJECT TO ALL THE TERMS OF THIS BOND, THE INSURER AGREES TO PROVIDE THIS COVERAGE AS STATED IN THIS BOND.

ITEM 1. **NAMED INSURED: Fidelity Equity and High Income Funds**

ADDRESS: **c/o FMR LLC**
88 Black Falcon Ave, First Floor, East Side, Suite 167
Boston, MA 02210

ITEM 2: **BOND PERIOD: FROM July 1, 2024 TO July 1, 2025**
12:01 A.M. LOCAL TIME AT THE ADDRESS OF THE NAMED INSURED SHOWN ABOVE.

ITEM 3. **AGGREGATE LIMIT OF LIABILITY:** **$ 7,000,000**

EXCESS OF: **$ 100,000,000**

ITEM 4. **SINGLE LOSS LIMIT OF LIABILITY:** **$ 7,000,000**

ITEM 5. **UNDERLYING BOND (Includes all bonds listed under Paragraphs A. and B. below)**

A. PRIMARY BOND

Bond Issuer	Bond No.	Bond Period	Single Loss Limit	Aggregate Limit
Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-04	07/01/2024-07/01/2025	$10,000,000	$10,000,000

B. UNDERLYING BOND

Bond Issuer	Bond Period	Single Loss Limit	Aggregate Limit
Federal Insurance Company	07/01/2024-07/01/2025	$10,000,000	$10,000,000
National Union Fire Insurance Company of Pittsburgh, Pa.	07/01/2024-07/01/2025	$10,000,000	$20,000,000
ICI Mutual Insurance Company	07/01/2024-07/01/2025	$10,000,000	$30,000,000
Allied World Assurance Company, AG	07/01/2024-07/01/2025	$10,000,000	$40,000,000
QBE Insurance Corporation	07/01/2024-07/01/2025	$10,000,000	$50,000,000
Travelers Casualty and Surety Company of America	07/01/2024-07/01/2025	$10,000,000	$60,000,000
Continental Casualty Company	07/01/2024-07/01/2025	$10,000,000	$70,000,000
Starr Indemnity & Liability Company	07/01/2024-07/01/2025	$10,000,000	$80,000,000
AXIS Insurance Company	07/01/2024-07/01/2025	$5,000,000	$90,000,000
Zurich American Insurance Company	07/01/2024-07/01/2025	$5,000,000	$95,000,000

C. TOTAL LIMITS OF ALL UNDERLYING BOND(S) (INCLUDING PRIMARY BOND): $100,000,000

ITEM 6. BOND PREMIUM: $23,450

ITEM 7. RIDERS APPLICABLE TO THIS BOND ON THE ORIGINAL DATE OF ISSUE:

Rider	Rider Number
Absolute Tie-In Limit	EFI 03 21 06 09
Additional Conditions Endorsement	EFI (E) CWM011A-1 0717
U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") Advisory Notice To Policyholders	IL P 001 01 04
Advisory Notice Regarding Trade Or Economic Sanctions	EIL CWN010A-1 1020

THESE DECLARATIONS, TOGETHER WITH THE EXCESS FOLLOW-FORM DECLARATIONS PAGE AND ANY ENDORSEMENT(S) AND THE APPLICATION, CONSTITUTE THE ABOVE NUMBERED BOND.

COUNTERSIGNED July 1, 2024
DATE

BY
President

EXCESS FOLLOW-FORM BOND

THE POLICY'S LIMIT OF LIABILITY WILL BE REDUCED BY CLAIM EXPENSES.
PLEASE READ THE ENTIRE POLICY CAREFULLY.

Various provisions in this bond restrict coverage. Read the entire bond carefully to determine rights, duties and what is and is not covered.

Throughout this bond the words "you" and "your" refer to the "Insureds". The words "we", "us" and "our" refer to the Insurer providing this bond.

It is represented by the "Insureds" and it is agreed by and among the "Insureds" and us that the particulars and statements contained in the information furnished to us or to the issuers of any "Underlying Bond" in connection with underwriting this bond or any "Underlying Bond", including statements made in the application and its attachments submitted herewith, are true and are the basis of this bond and are considered as incorporated into and constituting a part of this bond.

In consideration of the payment of premium and subject to all terms, definitions, conditions, exclusions, and limitations of this bond (including any endorsements hereto), the "Insurer" and the "Insureds" agree as follows:

SECTION I – INSURING AGREEMENT

We will provide the "Insured" with coverage in excess of the "Underlying Bond" for loss covered during the "Bond Period." It is expressly agreed that liability for any covered loss shall attach to us only after the issuers of the "Underlying Bond" have paid the full amounts of the applicable limits of insurance of the "Underlying Bond", and any applicable retention under the "Primary Bond" has been satisfied. Except as otherwise provided in this bond, coverage under this bond shall apply in conformity with and subject to the warranties, limitations, conditions, provisions, and other terms of the "Primary Bond".

SECTION II - LIMIT OF LIABILITY

A. Aggregate Limit of Liability

The amount stated in **Item 3.** of the Declarations is our maximum Aggregate Limit of Liability under this bond for all covered loss, including all covered costs and expenses . The Aggregate Limit of Liability shall be reduced by the amount of any payment made by us under the terms of this bond.

B. Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability under Paragraph **A**. of this Section, our liability under this bond for each single loss shall not exceed the Single Loss Limit of Liability shown under **Item 4**. of the Declarations.

SECTION III – DEFINITIONS

A. "Bond Period" means the period of time identified under **Item 2.** of the Declarations.

B. "Insured" means the "Named Insured" and other entities and persons insured under the "Primary Bond".

C. "Named Insured" means the entity or person designated under **Item 1.** of the Declarations.

D. "Primary Bond" means the bond designated under **Item 5.A**. of the Declarations.

E. "Underlying Bond" means all those bonds scheduled under **Item 5.A.** and **Item 5.B**. of the Declarations.

SECTION IV – CONDITIONS

A. Maintenance of Limit of Liability of Underlying Bond

The "Underlying Bond(s)" shall be maintained during the "Bond Period" in full force and effect, except for any reduction of the limits of liability of the "Underlying Bond" due to payment of loss. Failure to comply with this requirement will not invalidate this bond, but we will only be liable to the same extent that we would have been had you fully complied with this requirement.

B. Exhaustion of Limit of Liability of Underlying Bond

This bond shall drop down only in the event of reduction or exhaustion of the limit(s) of liability of the "Underlying Bond" by reason of payment of covered loss under the "Underlying Bond", and shall not drop down for any other reason including, but not limited to, uncollectibility (in whole or in part) of any "Underlying Bond". The risk of uncollectibility of the "Underlying Bond" (in whole or in part) whether because of financial

impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the "Insureds" and is not in any way or under any circumstances insured or assumed by us.

Upon the exhaustion of all the limit(s) of liability of such "Underlying Bond" solely as a result of payment of loss thereunder, the remaining limits available under this bond shall, subject to the other terms, conditions and limitations of this bond, continue for subsequent losses as a primary bond and any single loss deductible amount specified in the Primary Bond shall be imposed under this bond as to each single loss; otherwise no single loss deductible amount shall be imposed under this bond.

C. Changes to Underlying Bond

You must promptly notify us of any changes to the "Underlying Bond" which are made after its inception date. Any changes made to the "Underlying Bond" after its inception shall not affect the terms and conditions of this bond, which shall continue to apply as though no change had been made to the "Underlying Bond".

D. Bond Cancellation

1. You may cancel this bond. You must mail or deliver advance written notice to us stating when the cancellation is to take effect.
2. We may cancel this bond. If we cancel because of non-payment of premium, we must mail or deliver to you not less than ten (10) days advance written notice stating when cancellation is to take effect. If we cancel for any other reason, we must mail or deliver to you not less than ninety (90) days advance written notice, stating when the cancellation is to take effect. Mailing that notice to you at your mailing address shown in the Declarations will be sufficient to prove notice.
3. The bond period will end on the day and hour stated in the cancellation notice.
4. If we cancel, earned premium will be calculated pro rata based on the time this bond was in force.
5. If you cancel, earned premium will be calculated based on short rate tables.
6. The first "Named Insured" in **Item 1.** of the Declarations shall act on behalf of all other "Insureds" with respect to the giving and receiving of notice of cancellation and the receipt of any refund that may become payable under this bond.
7. Any of the provisions that conflict with a law that controls the cancellation of this bond is changed by this statement to comply with that law.

E. Underlying Bond Cancellation

This bond is canceled immediately upon the termination of any "Underlying Bond" scheduled in **Item 5.A.** and **Item 5.B**. of the Declarations, whether by you or the applicable issuers of any "Underlying Bond". You must promptly notify us of the cancellation of the "Underlying Bond". Such notice must be made when you send a notice of cancellation of the "Underlying Bond" to, or when you receive such notice from, the issuer of the "Underlying Bond".

F. Notice of Loss

As a condition precedent to coverage under this bond, you shall provide us with written notice of a loss under this bond or any "Underlying Bond" in the same manner required by the terms and conditions of the "Primary Bond".

You shall provide written notice as soon as practicable to the following address:

Everest Reinsurance Company
Warren Corporate Center
100 Everest Way
Warren, NJ 07059

G. Claim Participation

We shall have the right, but not the duty, and shall be given the opportunity to effectively associate with the "Insureds" in the investigation, settlement or defense of any claim or loss, even if the "Underlying Bond" has not been exhausted. The "Insureds" shall fully cooperate with us in connection with the investigation of any covered loss and the assertion of any claim for recovery of such loss, and shall provide to us all information and assistance reasonably requested by us.

We shall maintain full and complete claims control as respects coverage under this bond for any loss, and no action by any other bond issuer shall bind us under this bond.

IN WITNESS

IN WITNESS WHEREOF, this policy is signed by officer of the Company shown on the declarations page of this policy.

For: Everest Reinsurance Company

President

Secretary

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

ABSOLUTE TIE-IN LIMIT

Named Insured: Fidelity Equity and High Income Funds   Endorsement No.: 1

Policy No.: FL5FD00012-241   Effective date of Endorsement: 07/01/2024

Issuing Company: Everest Reinsurance Company

This rider modifies the following:

EXCESS FOLLOW FORM BOND

In consideration of the premium charged, the following is added to **SECTION II – LIMIT OF LIABILITY**:

The maximum aggregate liability of the issuer of this Bond and any of its affiliates under this Bond and the insurance policy(ies) listed below ("Other Policy"), combined, shall be $10,000,000. This Rider further limits and does not increase our maximum liability under this Bond or the Other Policy.

The respective Limits of Liability in Items 3 and 4 of the Declarations for this Bond shall be reduced by any and all amounts paid under any Other Policy.

Other Policy

Insurer	Named Insured	Type of Policy	Policy No.	Policy Period
Everest National Insurance Company	Fidelity Equity and High Income Funds	Excess E&O	FL5EX00305-241	07/01/2024-07/01/2025

All other terms, conditions and exclusions of this Bond remain unchanged.

Authorized Representative

ADDITIONAL CONDITIONS ENDORSEMENT

Named Insured: Fidelity Equity and High Income Funds | Endorsement No.: 2

Policy No.: FL5FD00012-241 | Effective date of Endorsement: 07/01/2024

Issuing Company: Everest Reinsurance Company

In consideration of the premium charged, it is hereby understood and agreed that, notwithstanding any other policy term to the contrary, in the event the terms and conditions of the Followed Policy and/or any Underlying Policy are modified during the Policy Period so as to clarify, expand, or broaden coverage, the Insured shall notify the Insurer of such amendment as soon as practicable. This policy shall follow the terms and conditions of such modification subject to the Insurer's written consent (not to be unreasonably withheld), and the payment of any additional premiums which may be required. The failure of the Insureds to notify the Insurer of such modifications shall not invalidate coverage under this policy; provided, however, that the Insurer shall not be liable to a greater extent than it would have been has no such modification been made. In the event the terms and conditions of the Followed Policy and/or any Underlying Policy are modified during the Policy Period so as to limit or restrict coverage, no notification to the Insurer shall be required, and this Policy shall automatically follow such modification.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

ADVISORY NOTICE REGARDING TRADE OR ECONOMIC SANCTIONS

No coverage is provided by this Notice nor can it be construed to replace any provisions of the policy. Please read the policy and review the Declarations page, if applicable, for complete information on the coverages provided.

This Notice provides information concerning possible impact on insurance coverage due to any applicable trade or economic sanctions law or regulation, including but not limited to, trade or economic sanctions laws or regulations of the United Nations, European Union, Switzerland, United Kingdom, Canada or the United States Treasury Department's Office of Foreign Assets Control.

Please read this Notice carefully.

If it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated any applicable trade or economic sanctions laws or regulations, including but not limited to those of the United Nations, European Union, Switzerland, United Kingdom, Canada or the United States Treasury Department's Office of Foreign Assets Control, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to restrictions. When an insurance policy is considered to be such a blocked or frozen contract, no payments or premium refunds may be made without authorization from the applicable regulator. Other limitations on the premiums and payments also apply.

Everest National Insurance Company
Everest Indemnity Insurance Company
Everest Security Insurance Company
Everest Reinsurance Company

Claim Reporting Guidelines

The Everest Claim Department is dedicated to providing prompt, thorough and professional claims service. Timely submission of Loss Notices complies with the terms and conditions of your policy and assists us in providing quality service to our policyholders.

The preferred method for notifying Everest of a claim would be via e-mail. However, Loss Notices may be submitted via mail, facsimile or e-mail. If immediate attention is needed, e-mail notification is strongly recommended.

By E-mail:
Claims E-mail: everestnationalnjclaim@everestre.com

By Mail:
Casualty Claims Department
Everest National Insurance Company
Warren Corporate Center
100 Everest Way
Warren, NJ 07059

By Facsimile:
Fax Claims: (866) 283-4856

Consult Your Policy for Loss Reporting Requirements

Your policy identifies the information to be submitted with a First Notice of Loss. Additionally, the following information/documentation will always be helpful and often necessary in assisting us with our evaluation:

- Citing Everest's policy, or claim number, in all correspondence
- Providing a copy of any lawsuit, demand for arbitration or mediation, a governmental agency notice, claim letter or any similar notice
- Sending a copy of any internal reports related to the claim
- Copies of status reports prepared by your defense counsel and/or your claim handler

Everest will acknowledge each First Notice of Loss, initiate contact with you, and will request any additional information that may be needed. Everest will identify the claim professional responsible for handling your reported loss and forward their specific contact information to you. If you become aware of any subsequent information that may impact your claim, you should immediately send it to your assigned claim professional.

If you have questions or would like to discuss a specific loss with one of our claim professionals, please feel free to contact us. Thank you.

This guideline is merely for illustrative purposes and does not purport to address every situation or circumstance that may arise. Notwithstanding any statements made herein, nothing contained in this guideline is intended to replace, modify or waive any terms, conditions or warranties contained in the policy. Everest expressly reserves and does not waive any of its rights and protections afforded under the policy.

U.S. SPECIALTY INSURANCE COMPANY

THIS IS A CLAIMS MADE EXCESS POLICY WHICH APPLIES ONLY TO CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. THE LIMITS OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS WILL BE REDUCED, AND MAY BE EXHAUSTED, BY THE PAYMENT OF DEFENSE EXPENSES.

DECLARATIONS

EXCESS INDEMNITY POLICY

POLICY NUMBER: 24-MGU-24-A58955 RENEWAL OF: 24-MGU-23-A56849

ITEM 1. **INSURED:** Fidelity Equity and High Income Funds
c/o FMR LLC 88 Black Falcon First Floor, East Side, Suite 167,
Mailzone V7E
Boston, MA 02210

ITEM 2. **POLICY PERIOD**:
(a) Inception Date: 7/1/2024
(b) Expiration Date: 7/1/2025
at 12:01 a.m. at the Principal Address stated in ITEM 1.

ITEM 3. **LIMIT OF LIABILITY (INCLUSIVE OF DEFENSE EXPENSES)**:
$8,000,000 Limit of Liability part of $50,000,000 excess of $100,000,000 Underlying Limits

ITEM 4. **SCHEDULE OF UNDERLYING INSURANCE:**
See Attached Schedule of Underlying Insurance.

ITEM 5. **PREMIUM**: $24,941.00

ITEM 6. **NOTICES REQUIRED TO BE GIVEN TO INSURER MUST BE ADDRESSED TO**:

Street Address:	Facsimile Number:	E-mail Address:
Tokio Marine HCC – D&O Group 8 Forest Park Drive Farmington, CT 06032 Attn: Claims Manager	(860) 676-1737	usclaims@tmhcc.com

ITEM 7. **ENDORSEMENTS ATTACHED AT ISSUANCE**
3116E-MA 994-911 994-917 994-980 994-9022 994-9036 994-9094 80016

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed on the Declarations Page by its President, a Secretary and a duly authorized representative of the Insurer.

Secretary President Authorized Representative

U.S. SPECIALTY INSURANCE COMPANY

ENDORSEMENT NUMBER: 1

MASSACHUSETTS AMENDATORY ENDORSEMENT

This Endorsement, effective at 12:01 a.m. on 7/1/2024, forms part of Policy No. 24-MGU-24-A58955, issued to Fidelity Equity and High Income Funds by U.S. Specialty Insurance Company:

In consideration of the premium charged, it is agreed that:

(1) The paragraph at the end of the Policy (beginning "In witness whereof") is amended to read in its entirety as follows:

> In witness whereof the Insurer has caused this Policy to be executed by its authorized officers.

(2) The sentence at the end of the Declarations Page (beginning "IN WITNESS WHEREOF") is amended to read in its entirety as follows:

> IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed on the Declarations Page by its President and a Secretary.

Accordingly, the countersignature line for an Authorized Representative is deleted in its entirety from the Declarations Page.

All other terms, conditions and limitations of this Policy shall remain unchanged.

____
Authorized Representative

ENDORSEMENT NUMBER: 2

TIE-IN OF LIMITS ENDORSEMENT (AGGREGATE)

To be attached to and made a part of Policy No. 24-MGU-24-A58955, issued to Fidelity Equity and High Income Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that:

(1) For purposes of this endorsement, the term "Other Policy" means Policy Number 24-MGU-24-A58943 issued by the Insurer (or an affiliate of the Insurer).

(2) Notwithstanding anything to the contrary in this Policy or the Other Policy, the Insurer's combined maximum aggregate limit of liability under this Policy and the Other Policy shall be $8,000,000 part of $50,000,000. Accordingly, the Insurer's limit of liability under this Policy shall be reduced, and may be exhausted, by actual payments made by the Insurer under the Other Policy, and the Insurer's limit of liability under the Other Policy shall be reduced, and may be exhausted, by actual payments made by the Insurer under this Policy.

(3) Nothing in this endorsement is intended, nor shall it be construed, to increase the limit of liability under this Policy (which shall remain the amount set forth in ITEM 3 of the Declarations) or the limit of liability under the Other Policy.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:________________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 3

SCHEDULE OF UNDERLYING INSURANCE

To be attached to and made a part of Policy No. 24-MGU-24-A58955, issued to Fidelity Equity and High Income Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged it is hereby agreed and understood that the Schedule of Underlying Insurance on the Declarations page is amended to read as follows:

	Insurer	Policy Number	Limits
Primary	Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-04	$10,000,000
1st Excess	Federal Insurance Company	82484869	$10,000,000
2nd Excess	National Union Fire Insurance Company of Pittsburgh, Pa.	01-307-65-48	$10,000,000
3rd Excess	ICI Mutual Insurance Company	87153324B	$10,000,000
4th Excess	Allied World Assurance Company, AG	C014840/014	$10,000,000
5th Excess	QBE Insurance Corporation	130005116	$10,000,000
6th Excess	Travelers Casualty and Surety Company of America	106547262	$10,000,000
7th Excess	Continental Casualty Company	287042220	$10,000,000
8th Excess	Starr Indemnity & Liability Company	1000059071241	$10,000,000
9th Excess	AXIS Insurance Company	P-001-000158021-05	$5,000,000
10th Excess	Zurich American Insurance Company	FIB-0456717-01	$5,000,000

Schedule of Quota Share Participants
Aggregate Limit for all quota share participants: $50,000,000

	Insurer	Policy Limits	Policy Number
Participant	Everest Reinsurance Company	$ 7,000,000	EFI 03 00 06 09
Participant	XL Specialty Insurance Company	$ 5,000,000	ELU197865-24
Participant	National Casualty Company	$10,000,000	XJO2408785
Participant	Lloyd's of London	$ 5,000,000	13016P24
Participant	Twin City Fire Insurance Company	$10,000,000	08 FI 0252161-24
Participant	Ironshore Indemnity Inc.	$ 5,000,000	FI4NAB095D004

All other terms, conditions and limitations of this Policy will remain unchanged, including but not limited to the maximum aggregate **Limit of Liability** set forth in ITEM 3. of the Declarations.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By: ________________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 4

AMEND SETTLEMENT PROVISION

To be attached to and made a part of Policy No. 24-MGU-24-A58955, issued to Fidelity Equity and High Income Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that Section V. is amended to read in its entirety as follows:

V. SETTLEMENT

The **Insureds** shall not admit liability for or settle any claim for any amount that would involve the coverage afforded by this Policy without the Insurer's prior written consent, which will not be unreasonably withheld.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By: ________________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 5

AMEND INSURING AGREEMENT

To be attached to and made a part of Policy No. 24-MGU-24-A58955, issued to Fidelity Equity and High Income Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that Section I of this Policy is deleted and replaced with the following:

I. INSURING AGREEMENT

The Insurer shall provide the **Insureds** with insurance excess of the **Underlying Insurance** scheduled in ITEM 4 of the Declarations. Except as specifically set forth in the terms, conditions or endorsements of this Policy, coverage hereunder shall apply in conformance with the terms, conditions, limitations and endorsements of the **Primary Policy**, subject to any more restrictive provisions of the other **Underlying Insurance**, except that coverage hereunder shall attach only after all **Underlying Insurance** has been exhausted by actual payment of claims or losses thereunder.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:_______________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 6

**DELETE SECTION II.B (CANCELLATION OF UNDERLYING INSURANCE)
AND AMEND SECTION IX (POLICY TERMINATION)**

To be attached to and made a part of Policy No. 24-MGU-24-A58955, issued to Fidelity Equity and High Income Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that:

(1) Section II.B of the Policy is deleted in its entirety. However, nothing in this endorsement is intended, nor shall it be construed, to relieve the **Insured** of its obligation under Section VIII.B to give the Insurer written notice as soon as practicable of any cancellation of **Underlying Insurance**. Moreover, in the event a policy of **Underlying Insurance** is cancelled, the Insurer shall not be liable under this Policy earlier or to any greater extent than it would have been had the policy of **Underlying Insurance** not been cancelled.

(2) The second sentence of Section II.A (Maintenance of Underlying Insurance) is deleted and replaced with the following:

> The Insurer shall not be liable under this Policy earlier or to any greater extent than it would have been if the **Insureds** had complied with this condition.

(3) The following paragraph is added to Section IX:

> This Policy is non-cancelable by the Insurer except for non-payment of premium. The Insurer may cancel this Policy for non-payment of premium by sending not less than 10 days notice of such cancellation to the entity named in ITEM 1 of the Declarations at such entity's last known address.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:________________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 7

TREATMENT OF PAYMENTS AS
REDUCING OR EXHAUSTING UNDERLYING LIMIT

To be attached to and made a part of Policy No. 24-MGU-24-A58955, issued to Fidelity Equity and High Income Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that:

(1) For purposes of this endorsement:

(a) **A-Side Carrier** means the issuer of any excess "Side A"/"Difference in Conditions" policy written specifically excess of this Policy.

(b) **Loss** shall have the meaning ascribed to such term in the **Primary Policy**.

(2) Notwithstanding anything in the Policy to the contrary:

(a) If an issuer of a policy of **Underlying Insurance** becomes financially insolvent or bankrupt and, solely as a result of such financial insolvency or bankruptcy, fails to pay **Loss** under such policy of **Underlying Insurance**, and if the **Insureds**, an **A-Side Carrier** or any other entity actually makes payment for part or all of such **Loss**, then the Insurer will treat such payment as if it had been made by such issuer for purposes of determining reduction or exhaustion (as the case may be) of the limit of liability of such policy of **Underlying Insurance**.

(b) If an issuer of a policy of **Underlying Insurance** fails to pay **Loss** under such policy of **Underlying Insurance** for any reason other than such issuer's financial insolvency or bankruptcy, and if the **Insureds**, an **A-Side Carrier** or any other entity actually makes payment for part or all of such **Loss**, then the Insurer will treat such payment as if it had been made by such issuer for purposes of determining reduction or exhaustion (as the case may be) of the limit of liability of such policy of **Underlying Insurance**, but only if the **Insureds**:

(i) promptly notify the Insurer that the **Insureds**, an **A-Side Carrier** or any other entity intends to make such payment; and

(ii) advise the Insurer of the total amount of **Loss** that such issuer has paid or has agreed to pay (if any) under such policy of **Underlying Insurance**.

(3) In no event shall any failure to pay on the part of an issuer of **Underlying Insurance** cause the Insurer to be liable under this Policy earlier or to any greater extent than the Insurer would have been if such issuer had paid its policy's full limit of liability. Except as expressly provided in paragraph (2) above, nothing in this endorsement shall be deemed to waive any term, condition or limitation of this Policy or any policy of **Underlying Insurance**.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective Date of this endorsement:

By:________________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 8

POLICYHOLDER DISCLOSURE – TERRORISM PREMIUM NOTICE

To be attached to and made a part of Policy No. 24-MGU-24-A58955, issued to Fidelity Equity and High Income Funds by U.S. Specialty Insurance Company.

Your Policy contains coverage for certain losses caused by terrorism. We are required to notify you of the portion of the premium, if any, attributable to the coverage for terrorist acts certified under the Terrorism Risk Insurance Act, as amended in 2019 (hereinafter "TRIA"). TRIA also requires us to provide disclosure of federal participation in payment of terrorism losses resulting from an "act of terrorism" as defined by Section 102(1) of TRIA.

Section 102(1) of TRIA defines the term "act of terrorism" as any act that is certified by the Secretary of the Treasury of the United States – in concurrence with the Secretary of Homeland Security and the Attorney General of the United States – to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

Please be advised that the actual coverage provided by your Policy for acts of terrorism, as is true for all coverages, is limited by the terms, conditions, exclusions, limits and other provisions of your Policy, any endorsements to the Policy and generally applicable rules of law.

YOU SHOULD KNOW THAT, WHERE COVERAGE IS PROVIDED BY THIS POLICY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM, SUCH LOSSES MAY BE PARTIALLY REIMBURSED BY THE UNITED STATES GOVERNMENT UNDER A FORMULA ESTABLISHED BY FEDERAL LAW. UNDER THIS FORMULA, THE UNITED STATES GOVERNMENT generally reimburses 80% beginning on January 1, 2020 of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers' liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The amount of your premium that is attributable to coverage for terrorist acts certified under TRIA is $0.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:______________________________
Attorney-in-Fact

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site - http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

U.S. SPECIALTY INSURANCE COMPANY

Excess Indemnity Policy

TOKIO MARINE HCC

D&O Group
8 Forest Park Drive, Farmington, Connecticut 06032
main 860 674 1900   facsimile 860 676 1737

U.S. SPECIALTY INSURANCE COMPANY

EXCESS INDEMNITY POLICY

This is a claims made policy. Please read it carefully.

In consideration of the payment of the premium, and in reliance upon all statements made and information furnished to the Insurer and to the issuers of the **Underlying Insurance** and subject to the Declarations and the limitations, conditions, provisions, any endorsements to and all other terms of this Policy, the Insurer and the **Insureds** agree as follows:

I. INSURING AGREEMENT

The Insurer shall provide the **Insureds** with insurance excess of the **Underlying Insurance** scheduled in ITEM 4 of the Declarations. Except as specifically set forth in the terms, conditions or endorsements of this Policy, coverage hereunder shall apply in conformance with the terms, conditions, limitations and endorsements of the policy immediately underlying this Policy, except that coverage hereunder shall attach only after all **Underlying Insurance** has been exhausted by actual payment of claims or losses thereunder.

II. PRIMARY AND UNDERLYING INSURANCE

A. Maintenance of **Underlying Insurance**

All of the **Underlying Insurance** scheduled in ITEM 4 of the Declarations shall be maintained during the **Policy Period** in full effect except for any reduction of the limits of liability available under the **Underlying Insurance** solely by reason of actual payment of claims or losses thereunder. Subject at all times to Section II.B of this Policy, the Insurer shall not be liable under this policy earlier or to any greater extent than it would have been if the **Insureds** had complied with this condition.

B. Cancellation of **Underlying Insurance**

This Policy shall terminate immediately upon the cancellation of any one or more of the policies scheduled in ITEM 4 of the Declarations, whether cancelled by the **Insureds** or the applicable insurer. Notice of cancellation or non-renewal of any such policies duly given by any of the applicable insurers shall serve as notice of the cancellation or non-renewal of this Policy by the Insurer.

C. Amendment of **Underlying Insurance**

No amendment to any **Underlying Insurance** during the **Policy Period** shall be effective in extending the coverage or limits of liability afforded by this Policy unless the Insurer so agrees in writing.

III. DEFINITIONS

A. **Insured** means any person or organization insured under the policy immediately underlying this Policy.

B. **Policy Period** means the period from the inception date to the expiration date set forth in ITEM 2 of the Declarations, or to any earlier cancellation date.

C. **Primary Policy** means the policy scheduled as such in ITEM 4 of the Declarations.

D. **Underlying Insurance** means all policies scheduled in ITEM 4 of the Declarations and any policies replacing them.

IV. LIMITS OF LIABILITY

A. The amount or amounts stated in ITEM 3 of the Declarations are the limits of the Insurer's liability and shall be the maximum amount(s) payable by the Insurer under this Policy. The limits of liability available under this Policy to pay damages or settlements shall be reduced, and may be exhausted, by the payment of defense expenses.

B. In the event of the reduction of the limits of liability of the **Underlying Insurance** solely as the result of actual payment of claims or losses thereunder by the applicable insurers, this Policy shall, subject to the Insurer's limits of liability and to the other terms, conditions and endorsements of this Policy, continue to apply to claims or losses as excess insurance over the amount of insurance remaining under such **Underlying Insurance**.

C. In the event of the exhaustion of all of the limits of liability of such **Underlying Insurance** solely as the result of actual payment of claims or losses thereunder, the remaining limits available under this Policy shall, subject to the Insurer's limits of liability and to the other terms, conditions and endorsements of this Policy, continue for subsequent claims or losses as primary insurance. Under such circumstances, any retention or deductible specified in the **Primary Policy** shall also apply to this Policy.

V. SETTLEMENT

The **Insureds** shall not admit liability for or settle any claim for any amount that would involve the coverage afforded by this Policy without the Insurer's prior written consent.

VI. CLAIM PARTICIPATION

The Insurer may, at its sole discretion, elect to participate in the investigation, settlement and/or defense of any claim against the **Insureds** even if the **Underlying Insurance** has not been exhausted.

VII. SUBROGATION AND RECOVERIES

A. In the event of any payment under this Policy, the Insurer shall be subrogated to all the **Insureds'** rights of recovery against any person or organization, and the **Insureds** shall execute and deliver all instruments and papers and do whatever else is necessary to secure such rights.

B. Any amount recovered after payment under this Policy shall be apportioned in the inverse order of payment to the extent of actual payment. The expenses of all such recovery proceedings shall be apportioned in the same ratio as the recoveries.

VIII. NOTICES

A. If the **Insureds** give any notice of any matter under the **Underlying Insurance**, the **Insureds** must also give the Insurer written notice of such matter in the same manner as required by the terms and conditions of the **Primary Policy**, except that such written notice must be sent to the Insurer at the address set forth in ITEM 6 of the Declarations.

B. The **Insureds** shall give the Insurer notice in writing as soon as practicable of:

1. the cancellation of any **Underlying Insurance**, or

2. any additional or return premiums charged or allowed in connection with any **Underlying Insurance**.

IX. POLICY TERMINATION

A. This Policy may be canceled by the **Insureds** at any time either by surrender of this Policy or by written notice stating when thereafter such cancellation is to be effective. The mailing of such notice as aforesaid shall be sufficient proof of notice and this policy shall terminate at the date and hour specified in such notice.

B. The Insurer shall refund the unearned premium computed at the customary short rate if the Policy is canceled by the **Insureds**.

X. CONFORMITY TO STATUTE

Any terms of this Policy which are in conflict with the terms of any applicable laws construing this Policy are hereby amended to conform to such laws.

XI. AUTHORIZATION AND NOTICES

The person or entity named in ITEM 1 of the Declarations shall be the sole agent, and shall act on behalf, of the **Insureds** with respect to all matters under this Policy, including but not limited to giving and receiving notices and other communication, effecting or accepting any endorsements to or notice of cancellation of this Policy, paying premium and receiving any return premiums.

XII. NO ALTERATIONS WITHOUT ENDORSEMENT

No change in or modification of this Policy shall be effective unless made by endorsement signed by an authorized employee of the Insurer or any of its agents relating to this Policy.

In witness whereof the Insurer has caused this Policy to be executed by its authorized officers, but this Policy will not be valid unless countersigned on the Declarations Page by a duly authorized representative of the Insurer.

Secretary President

Policy Number: 08 FI 0252161-24

THE HARTFORD PREMIER EXCESS[SM]
FIDELITY DECLARATIONS

TWIN CITY FIRE INSURANCE CO.
One College Park 8910 Purdue Road, Indianapolis, IN 46268-0930
This policy is issued by the stock insurance company listed above, herein called the **Insurer**.

Item 1: Name of Insured and Address:	Producer Code, Name & Address:
FIDELITY EQUITY AND HIGH INCOME FUNDS C/O FMR LLC 88 BLACK FALCON AVE, 1ST FLOOR, EAST SIDE SUITE 167, MAILZONE V7E BOSTON, MA 02110	08089423 WILLIS TOWERS WATSON NORTHEAST INC 75 ARLINGTON STREET FLOOR 2 BOSTON, MA 02116

Item 2: Policy Period: From 12:01 a.m. on 07/01/2024 to 12:01 a.m. on 07/01/2025 (local time at the address shown in **Item 1.**)

Item 3: **Limit of Liability each Policy Period:**

Single Loss Limit of Liability:	$10,000,000
Aggregate Limit of Liability:	$10,000,000

Item 4: Premium: $31,170

Item 5: Followed Policy:

Company: BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY

Policy Number: 47-EPF-315882-04

Item 6: Address for Claims-Related Notices:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPClaims@thehartford.com
Fax: (917) 464-6000

Item 7. Address for all other Notices:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPExpress@thehartford.com
Fax: (866) 586-4550

Item 8: Underlying Insurance:

Company	Policy Number	Limit/Attachment	Aggregate
BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY	47-EPF-315882-04	$10,000,000	$10,000,000
FEDERAL INSURANCE COMPANY	82484869	$10,000,000 Excess of $10,000,000	$10,000,000
NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA	01-307-65-48	$10,000,000 Excess of $20,000,000	$10,000,000
ICI MUTUAL INSURANCE COMPANY	87153324B	$10,000,000 Excess of $30,000,000	$10,000,000
ALLIED WORLD INSURANCE COMPANY	C014840/014	$10,000,000 Excess of $40,000,000	$10,000,000
QBE INSURANCE CORPORATION	130005116	$10,000,000 Excess of $50,000,000	$10,000,000
TRAVELERS CASUALTY AND SURETY COMPANY OF AMERICA	106547262	$10,000,000 Excess of $60,000,000	$10,000,000
CONTINENTAL CASUALTY COMPANY	287042220	$10,000,000 Excess of $70,000,000	$10,000,000
STARR INDEMNITY & LIABILITY COMPANY	1000059071241	$10,000,000 Excess of $80,000,000	$10,000,000
AXIS INSURANCE COMPANY	P-001-000158021-05	$5,000,000 Excess of $90,000,000	$5,000,000
ZURICH AMERICAN INSURANCE COMPANY	FIB-0456717-01	$5,000,000 Excess of $95,000,000	$5,000,000

Date 01/28/2025

GU207
(6-78)

ENDORSEMENT

This endorsement, effective on 07/01/2024 at 12:01 A.M standard time, forms a part of

Policy No. 08 FI 0252161-24 of the TWIN CITY FIRE INSURANCE CO.

Issued to FIDELITY EQUITY AND HIGH INCOME FUNDS

A. Morris Tooker, President

SCHEDULE

	UX00H05000	12/20	THE HARTFORD PREMIER EXCESS FIDELITY DECLARATIONS
	UX00H00300	8/15	THE HARTFORD PREMIER EXCESS POLICY
1	UX00H01100	8/15	ABSOLUTE TIE-IN ENDORSEMENT
2	HG00H00901	7/08	AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT
3	UX00H03300	8/15	QUOTA SHARE PARTICIPATION LEAD INSURER ENDORSEMENT
4	UX00M06800	10/19	PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE
5	UX00M06800	10/19	PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE
6	UX00M06800	10/19	PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE
7	UX00M06800	10/19	PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE
8	UX00M06800	10/19	PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE
9	UX00M06800	10/19	PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE
10	UX00M06800	10/19	PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE
11	UX00H05100	12/20	FIDELITY EXCESS ENDORSEMENT
	HG00H12900	10/16	U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")
	HR00H09300	2/07	PRODUCER COMPENSATION NOTICE

THE HARTFORD PREMIER EXCESS POLICY

I. INSURING AGREEMENT

This policy provides coverage in accordance with the terms, conditions, and limitations contained in the **Followed Policy**, except as otherwise provided herein.

II. LIMIT OF LIABILITY

Liability for Loss shall attach to the **Insurer** only after the **Underlying Limits** shall have been exhausted by payment of Loss, by or on behalf of the insurer(s) of the **Underlying Insurance** or by or on behalf of the Insured(s) by any source. The **Insurer** shall then be liable to pay Loss in excess of the **Underlying Limits** up to the **Limit of Liability** set forth in Item 3. of the Declarations. If the **Underlying Limits** are exhausted, this policy continues as primary insurance, subject to any applicable retention.

III. GENERAL CONDITIONS

(A) This policy is issued in reliance upon the representations, materials and information contained in the Application for the **Followed Policy** and is subject to the terms, conditions, and limitations contained in the **Followed Policy** (except as regards the premium, the limit of liability, including any sub-limits, the policy period and as otherwise provided herein).

(B) This policy follows the terms, conditions, and limitations of any Pending & Prior Litigation Exclusion (or similar exclusion) in the **Followed Policy**, except that the **Pending & Prior Litigation Date** set forth in Item 8. of the Declarations applies.

(C) The risk of uncollectibility of any **Underlying Insurance** (in whole or in part), for any reason, is expressly retained by the Insured(s).

(D) This policy does not provide coverage above any sub-limit of liability available under the **Underlying Insurance**. However, payments made under such coverage will be recognized for the purposes of reducing or exhausting the **Underlying Insurance**.

(E) All notices shall be given to the **Insurer** at the applicable address set forth in either Item 6. or Item 7. of the Declarations and in accordance with all appropriate notice provisions of the **Followed Policy**.

(F) Any modification to this policy or to the **Underlying Insurance**, or any assignment of interest under this policy, must be agreed to in writing by the **Insurer** in order for this policy to become subject to such modification or for such assignment to become effective. In no event shall any such modification or assignment affect this policy's excess position or attachment point.

(G) If the Insured(s) elect and are granted an extended reporting period under the **Followed Policy**, then the Insured(s) may elect an extended reporting period under this policy upon satisfaction of the conditions set forth in the **Followed Policy**.

IV. DEFINITIONS

(A) **Followed Policy**, **Underlying Insurance**, **Insurer**, **Premium**, **Policy Period**, **Pending & Prior Litigation Date** and **Limit of Liability** are defined as set forth in the Declarations.

(B) **Underlying Limits** means an amount equal to the aggregate of all limits of liability set forth in Item 9. of the Declarations for all **Underlying Insurance**, plus any applicable uninsured retention.

(C) All other capitalized terms are defined as set forth in the **Followed Policy**.

ENDORSEMENT NO:1

This endorsement, effective 12:01 am, 07/01/2024 **forms part**
of policy number 08 FI 0252161-24

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ABSOLUTE TIE-IN ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD PREMIER EXCESS POLICY

Notwithstanding the amount specified in **Item 3**. **Limit of Liability** of the Declarations, it is agreed that the maximum combined **Limit of Liability** for this policy FI 0252161 and policy No. DA 252127 shall be $10,000,000.

All other terms and conditions remain unchanged.

A. Morris Tooker, President

ENDORSEMENT NO: 2

This endorsement, effective 12:01 am, 07/01/2024 **forms part**
of policy number 08 FI 0252161-24

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT

I. <u>Notice of Claim or Wrongful Act</u>

A. A notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

<u>HFPClaims@thehartford.com</u>
Fax: (917) 464-6000

B. Where it is stated in the policy or declarations page that a notice of any **Claim** or **Wrongful Act** shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115, it shall be deleted and replaced with the following:

Notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

<u>HFPClaims@thehartford.com</u>
Fax: (917) 464-6000

II. <u>All Other Notices</u>

A. All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

<u>HFPExpress@thehartford.com</u>
Fax: (866) 586-4550

B. With the exception of notice of a **Claim** or **Wrongful Act**, where it is stated in the policy or declarations page that a notice shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115 shall be deleted and replaced with the following:

All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPExpress@thehartford.com
Fax: (866) 586-4550

All other terms and conditions remain unchanged.

A. Morris Tooker, President

ENDORSEMENT NO:3

This endorsement, effective 12:01 am, 07/01/2024 **forms part of policy number** 08 FI 0252161-24

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

QUOTA SHARE PARTICIPATION - LEAD INSURER ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD PREMIER EXCESS POLICY

I. This policy is part of a quota share participation arrangement between the **Participating Insurance Company(ies)** (as defined below) and the Insured (the "**Program**") which provides a $50,000,000 aggregate limit of liability excess of the **Underlying Insurance** and consists of the following:

Participating Insurance Company	Participating Insurance Policy No.	Participating Insurance Company's Limit of Liability	Participating Insurance Company's Percentage
TWIN CITY FIRE INSURANCE CO	08 FI 0252161-24	$10,000,000	20%
LONDON/LLOYDS SYNDICATES (MOSAIC)	B080113016P24	$5,000,000	10%
Freedom Specialty Insurance Company	XMF24000059	$10,000,000	20%
Houston Casualty Company	24-MGU-24-A58952	$8,000,000	16%
EVEREST NATIONAL INS. CO	FL5EX00305-231	$7,000,000	14%
IRONSHORE INDEMNITY INC.	FI4NAB095D005	$5,000,000	10%
XL SPECIALTY INSURANCE COMPANY	ELU197865-24	$5,000,000	10%

II. Except for each **Participating Insurance Company's** premium, limit of liability, participation percentage, and as otherwise agreed, coverage under the Program is intended to follow the terms, conditions, and limitations of this policy.

III. Each **Participating Insurance Company** shall be liable only for its own percentage of each covered Loss, subject to its own limit of liability.

IV. The liability of each **Participating Insurance Company** shall be several and not joint. The failure, refusal or inability of any **Participating Insurance Company** to pay covered Loss, including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other **Participating Insurance Company**.

V. It is the intent of each **Participating Insurance Company** that the Insurer's assume a primary role in the monitoring of any Claims submitted for coverage under the **Program**. Notwithstanding the foregoing, it is understood that each **Participating Insurance Company** shall:

(A) receive notice of any Claim submitted for coverage under the **Program**;

(B) make its own determination of whether Loss is covered under the **Program**; and

(C) elect whether to participate in the investigation, settlement or defense of any Claim.

All other terms and conditions remain unchanged.



A. Morris Tooker, President

ENDORSEMENT NO:4

This endorsement, effective 12:01 am, 07/01/2024 **forms part of policy number** 08 FI 0252161-24

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Participating Insurance Company Signature Page

Participating Insurance Company: TWIN CITY FIRE INSURANCE CO (THE HARTFORD)

By:

All other terms and conditions remain unchanged.

A. Morris Tooker, President

ENDORSEMENT NO:5

This endorsement, effective 12:01 am, 07/01/2024 **forms part of policy number** 08 FI 0252161-24

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Participating Insurance Company Signature Page

Participating Insurance Company: LONDON/LLOYDS SYNDICATES (MOSAIC)

By:

All other terms and conditions remain unchanged.

A. Morris Tooker, President

ENDORSEMENT NO:6

This endorsement, effective 12:01 am, 07/01/2024 **forms part of policy number** 08 FI 0252161-24

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Participating Insurance Company Signature Page

Participating Insurance Company: NATIONAL CASUALTY COMPANY

By:

All other terms and conditions remain unchanged.

A. Morris Tooker, President

ENDORSEMENT NO:7

This endorsement, effective 12:01 am, 07/01/2024 **forms part**
of policy number 08 FI 0252161-24

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Participating Insurance Company Signature Page

Participating Insurance Company: U.S. SPECIALTY INSURANCE COMPANY

By:

All other terms and conditions remain unchanged.

A. Morris Tooker, President

ENDORSEMENT NO:8

This endorsement, effective 12:01 am, 07/01/2024 **forms part**
of policy number 08 FI 0252161-24

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Participating Insurance Company Signature Page

Participating Insurance Company: EVEREST NATIONAL INS. CO.

By:

All other terms and conditions remain unchanged.



A. Morris Tooker, President

ENDORSEMENT NO:9

This endorsement, effective 12:01 am, 07/01/2024 **forms part of policy number** 08 FI 0252161-24

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Participating Insurance Company Signature Page

Participating Insurance Company: IRONSHORE INDEMNITY INC.

By:

All other terms and conditions remain unchanged.

A. Morris Tooker, President

ENDORSEMENT NO:10

This endorsement, effective 12:01 am, 07/01/2024 **forms part**
of policy number 08 FI 0252161-24

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Participating Insurance Company Signature Page

Participating Insurance Company: XL SPECIALTY INSURANCE COMPANY

By:

All other terms and conditions remain unchanged.

A. Morris Tooker, President

ENDORSEMENT NO:11

This endorsement, effective 12:01 am, 07/01/2024 **forms part**
of policy number 08 FI 0252161-24

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

FIDELITY EXCESS ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD PREMIER EXCESS POLICY

I. Section **III. GENERAL CONDITIONS** is amended as follows:
- Paragraphs (B) and (G) are deleted.
- Single Loss Limit of Liability set forth in Item 3. of the Declarations shall be the Insurer's maximum liability under this policy for any one Loss.
- Aggregate Limit of Liability set forth in Item 3. of the Declarations shall be the Insurer's total cumulative liability for all amounts payable under this policy, regardless of the number of Losses or any other circumstance. Upon exhaustion of the Aggregate Limit of Liability, the Insurer shall have no further obligation or liability under this policy, regardless of when a Loss may be discovered and whether or not it was previously reported to the Insurer.
- Any references to "retention" shall be replaced with "applicable retention or deductible".

II. Section **IV. DEFINITIONS** is amended as follows:
- In Definition (B) **Underlying Limits**, "Item 9" is deleted and replaced with "Item 8".

All other terms and conditions remain unchanged.

A. Morris Tooker, President

THE HARTFORD

U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the United States. **Please read this Notice carefully**.

The Office of Foreign Assets Control ("OFAC") of the U.S. Department of the Treasury administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign countries and regimes, terrorists, international narcotics traffickers, those engaged in activities related to the proliferation of weapons of mass destruction, and other threats to the national security, foreign policy or economy of the United States. OFAC acts under Presidential national emergency powers, as well as authority granted by specific legislation, to impose controls on transactions and freeze assets under U.S. jurisdiction. OFAC publishes a list of individuals and companies owned or controlled by, or acting for or on behalf of, targeted countries. It also lists individuals, groups, and entities, such as terrorists and narcotics traffickers designated under programs that are not country-specific. Collectively, such individuals and companies are called "Specially Designated Nationals and Blocked Persons" or "SDNs". Their assets are blocked and U.S. persons are generally prohibited from dealing with them. This list can be located on OFAC's web site at — http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is an SDN, as identified by OFAC, the policy is a blocked contract and all dealings with it must involve OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC.

Producer Compensation Notice

You can review and obtain information on The Hartford's producer compensation practices at www.thehartford.com or at 1-800-592-5717.

Nationwide®
is on your side

Home Office:
One West Nationwide Blvd.
Columbus, OH 43215
Administrative Office:
18700 North Hayden Road
Scottsdale, AZ 85255

January 23, 2025

Mary Coughlin
Willis
Willis Towers Watson Northeast, Inc.
75 Arlington Street
Floor 10, MA 02116

RE: Fidelity Equity & High Income Funds
Policy Number: XJO2408785
Liability Limit: $10,000,000 Part of $50,000,000 Excess of $100,000,000 Single Loss Limit of Liability
$10,000,000 Part of $50,000,000 Excess of $100,000,000 Aggregate Limit of Liability

Dear Mary,

Nationwide is pleased to provide you with the enclosed Fidelity Equity & High Income Funds Policy, with effective dates 07/01/2024 to 07/01/2025, issued by National Casualty Company ("the Company") to the above captioned insured.

As requested, the Policy has been issued despite the fact that Nationwide has not received all of the Underlying Excess policy(ies)/endorsements.

As you are aware, the binder for this Policy may contain a subjectivity(ies) regarding receipt, review and acceptance of complete copies of the binders for all of the Underlying Excess policies, as well as complete copies of all of the policies themselves. If applicable, please forward complete copies of all of the policies to my attention as soon as possible.

The Company fully reserves its rights to amend the Policy in the event that any inconsistencies exist between the binders related to the policies and the policies when issued. In addition, by issuing the Policy, the Company does not waive any rights or defenses it may have in connection with the Policy, nor is it stopped from asserting all or any defenses that may be available to it with regard to the Policy.

If you have any questions or concerns, please do not hesitate to contact me.

Sincerely,

Nicole Young

Nicole Young

Enclosures

Underwritten by: National Casualty Company
Home Office: One West Nationwide Boulevard · Columbus, Ohio 43215
Administrative Office: 18700 North Hayden Road · Scottsdale, Arizona 85255
1-800-423-7675 · A Stock Company

EXCESS INSURANCE POLICY
Crime and Fidelity

DEPENDING UPON THE TERMS OF THE FOLLOWED POLICY, THIS POLICY MAY APPLY ONLY TO LOSSES FIRST DISCOVERED DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD, IF APPLICABLE, AND THE LIMIT OF LIABILITY MAY BE REDUCED BY PAYMENT OF DEFENSE COSTS. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

DECLARATIONS

Item 1. **Named Insured &** Mailing Address:
FIDELITY EQUITY & HIGH INCOME FUNDS
C/O FMR LLC
88 FALCON , FIRST FLOOR, EAST SIDE , SUITE 167, MAILZONE V7E
BOSTON, MA 02210

Policy No.: XJO2408785
Agent No.: 20408
Renewal No.: XJO2308785

Item 2. Limit of Liability (maximum amount payable by the **Insurer** under this Policy)*
A. Single Loss Limit (Commercial Crime or Financial Institution Bond): $ 10,000,000
B. Aggregate Limit (Financial Institution Bond only): $ 10,000,000
*Aggregate Limit is applicable to FI Bond only — Part of $ 50,000,000

Item 3. **Policy Period:**
07/01/2024 to 07/01/2025 12:01 A.M. standard time at **Named Insured's** Mailing Address

Item 4. Schedule of **Underlying Policies:**
"Followed Policy" means the policy or coverage section identified below in the Schedule of **Underlying Policies,** as constituted at its inception (unless the **Insurer** consents to any change thereto by written endorsement to this Policy).

Followed Policy	Underlying Insurer	Underlying Policy	Limit of Liability ☒ Single ☒ Aggregate	Policy Period
☒	**BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY**	47-EPF-315882-04	$10,000,000	07/01/2024 - 07/01/2025

DEDUCTIBLE:
$400,000

SEE FORM UT-358 12-07 FOR COMPLETE SCHEDULE OF UNDERLYING POLICIES

"Underlying Limits" means the following amount: $ 100,000,000
Single Loss Limit (Financial Institution Bond or Commercial Crime): $ 100,000,000
Aggregate Limit (Financial Institution Bond only): $ 100,000,000

"Underlying Policies" means all policies or coverage sections of policies identified in the above Schedule of **Underlying Policies,** as constituted at their inception (unless the **Insurer** consents to any change thereto by written endorsement to this Policy). **"Underlying Insurer"** means any insurer identified in the above Schedule of **Underlying Policies** as issuing an **Underlying Policy.**

Item 5. **Premium:** $31,170 **Terrorism Premium:** $0 **Total Premium:** $31,170

Item 6.	Notice of Claims to:	Other Notices to:
	National Casualty Company Claim Department PO Box 182452 Columbus, Ohio 43218-2452 mlsreportaloss@nationwide.com	National Casualty Company Claim Department PO Box 182452 Columbus, Ohio 43218-2452 mlsreportaloss@nationwide.com

These Declarations, together with the application (as defined in the **Followed Policy**) and any information submitted therewith, the Policy, and any written endorsement(s) attached thereto, shall constitute the contract between the **Insureds** and the **Insurer.**

Nationwide®

Underwritten by: National Casualty Company
Home Office: One Nationwide Plaza · Columbus, Ohio 43215
Administrative Office: 18700 North Hayden Road · Scottsdale, Arizona 85255
1-800-423-7675 · A Stock Company

In Witness Whereof, the Company has caused this policy to be executed and attested.

Secretary President

The information contained herein replaces any similar information contained elsewhere in the policy.

National Casualty Company

SCHEDULE OF FORMS AND ENDORSEMENTS

Policy No. XJO2408785 Effective Date 07/01/2024

12:01 A.M. Standard Time

Named Insured Fidelity Equity & High Income Funds Agent No. 20408

XJ-D-1	08-22	EXCESS INSURANCE POLICY CRIME AND FIDELITY DECLARATIONS
UT-COVPG	03-21	COVER PAGE
UT-SP-2	12-95	SCHEDULE OF FORMS AND ENDORSEMENTS
XJ-P-1	08-17	EXCESS INSURANCE POLICY CRIME AND FIDELITY
UT-358	12-07	SCHEDULE OF UNDERLYING POLICIES
XM-207	08-17	AMEND REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS-LOSS
XM-202	08-17	AMEND CONDITIONS OF COVERAGE
XM-232	08-17	QUOTA SHARE ENDORSEMENT
UT-3G	03-92	EXCESS POLICY - AMEND CONDITIONS OF COVERAGE - AS EXPIRING
UT - 3G - 2911 - M	09-18	TIE IN OF LIMITS ENDORSEMENT
NOTN0442CW	03-22	U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS
NOTN0602MA-POL	03-21	POLICYHOLDER DISCLOSURE-MASSACHUSETTS NOTICE OF TERRORISM INSURANCE COVERAGE

Underwritten by: National Casualty Company
Home Office: One Nationwide Plaza • Columbus, Ohio 43215
Administrative Office: 8877 North Gainey Center Drive • Scottsdale, Arizona 85258
1-800-423-7675 • A Stock Company

EXCESS INSURANCE POLICY
Crime and Fidelity

UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY APPLIES ONLY TO LOSSES FIRST DISCOVERED BY THE INSURED DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD.

In consideration of the payment of the premium and in reliance upon the application (as defined in the **Followed Policy**) and any information submitted therewith, and subject to the Declarations and terms and conditions of this Policy, the persons and entities entitled to coverage under the **Followed Policy** (the **"Insureds"**) and the **Insurer** agree as follows:

I. INSURING AGREEMENT

The **Insurer** shall provide insurance coverage excess of the **Underlying Limits** in accordance with the same terms, definitions, conditions, exclusions and limitations as are contained in the **Followed Policy,** except with respect to the premium, the limit of liability and as otherwise provided herein.

II. DEFINITIONS

"Financial Insolvency" means the status of any **Underlying Insurer** being subject to the appointment, by any state, federal or foreign official, agency or court, of any receiver, conservator, liquidator, trustee, rehabilitator or similar official to take control of, supervise, manage or liquidate such **Underlying Insurer.**

III. REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS

A. The **Insurer** shall not provide any coverage under this Policy until the full amount of the **Underlying Limits** has been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of amounts covered under the terms of the **Underlying Policies** by any or all of the following:

(1) the **Underlying Insurers** under the **Underlying Policies;**

(2) the **Insured;** or

(3) any other source.

B. In the event that **Underlying Limits** are partially reduced by reason of actual payments as described in Section **III.A.** above, then subject to the Limit of Liability this Policy shall continue to apply as excess over the reduced **Underlying Limits.**

C. 1. In the event that a Single Loss Limit of Liability is selected in Item **2.A.** of the Declarations, and the **Underlying Polices** have paid the full amount of their Single Loss Underlying Limits for each and every **Underlying Policy** as applicable, as described in Section **III.A.** above (and the full amount of any applicable deductible or uninsured retention has been paid under the **Followed Policy** by the **Insured** or others), then subject to the Single Loss Limit of Liability set forth on the Declarations of this Policy, this Policy shall continue to apply as primary insurance in accordance with the terms, definitions, conditions, exclusions and limitations of the **Followed Policy** and the terms, definitions, conditions, exclusions and limitations of this Policy; provided always that this Policy shall only pay excess of such deductible or retention, which shall be applied in the same manner as specified in the **Followed Policy.**

2. In the event that an Annual Aggregate Limit of Liability is selected in Item **2.B.** of the Declarations, and the **Underlying Limits** are wholly exhausted by reason of actual payments as described in Section **III.A.** above (and the full amount of any applicable deductible or uninsured retention has been paid under the **Followed Policy** by the **Insured** or others), then subject to the Limit of Liability this Policy shall continue to apply as primary insurance in accordance with the terms, definitions, conditions, exclusions and limitations of the **Followed Policy** and the terms, definitions, conditions, exclusions and limitations of this Policy; provided always that this Policy shall only pay excess of such deductible or retention, which shall be applied in the same manner as specified in the **Followed Policy.**

D. This Policy shall only pay in the event of the reduction or exhaustion of the **Underlying Limits** by reason of actual payments as described in Section **III.A.** above and shall not drop down for any other reason, including but not limited to the existence of any sub-limit in any **Underlying Policy;** provided, however, this Policy will recognize erosion of any of the **Underlying Policies** due to the existence of a sub-limit.

E. The **Insureds** expressly retain the risk of any gap in coverage or uncollectibility and the **Insurer** does not in any way insure or assume such risk.

IV. CONDITIONS OF COVERAGE

A. As a condition precedent to this Policy's coverage, in the event of the **Financial Insolvency** of any of the **Underlying Policies** or the reduction or exhaustion of any of the **Underlying Policies,** the **Insureds** shall notify the **Insurer** in writing as soon as practicable thereafter, with full particulars.

B. If during the **Policy Period** or any discovery or extended reporting period, any terms, definitions, conditions, exclusions and limitations of the **Followed Policy** are changed, this Policy shall not be subject to such change unless the **Insurer** consents by written endorsement to this Policy.

National Casualty Company

SCHEDULE OF UNDERLYING POLICIES

Policy No. XJO2408785 Effective Date 07/01/2024
12:01 A.M. Standard Time

Named Insured Fidelity Equity & High Income Funds Agent No. 20408

SCHEDULE OF UNDERLYING INSURANCE :

Issuing Insurer	Policy Number	Limit of Liability	Attachment Point
PRIMARY POLICY (FOLLOWED): BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY	47-EPF-315882-04	$10,000,000	SEE FOLLOWED POLICY DEDUCTIBLES
1st EXCESS: WESTCHESTER FIRE INSURANCE COMPANY	82484869	$10,000,000	$10,000,000
2nd EXCESS: NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA	01-307-65-48	$10,000,000	$20,000,000
3rd EXCESS: ICI MUTUAL INSURANCE COMPANY, RRG	87153324B	$10,000,000	$30,000,000
4th EXCESS: ALLIED WORLD ASSURANCE COMPANY, AG	C014840/014	$10,000,000	$40,000,000
5th EXCESS: QBE INSURANCE CORPORATION	130005116	$10,000,000	$50,000,000
6th EXCESS: ST. PAUL MERCURY INSURANCE COMPANY	106547262	$10,000,000	$60,000,000
7th EXCESS: CONTINENTAL CASUALTY COMPANY	287042220	$10,000,000	$70,000,000
8th EXCESS: STARR INDEMNITY & LIABILITY COMPANY	1000059071241	$10,000,000	$80,000,000
9th EXCESS: AXIS INSURANCE COMPANY	P-001-000158021-05	$5,000,000	$90,000,000
10th EXCESS: ZURICH AMERICAN INSURANCE COMPANY	FIB-0456717-01	$5,000,000	$95,000,000

Underwritten by National Casualty Company

ENDORSEMENT NO. 1

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2408785	07/01/2024	Fidelity Equity & High Income Funds	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS—LOSS

In consideration of the premium charged, it is hereby understood and agreed that Section III. **REDUCTION OR EXHAUSTION OF UNDERLYING INSURANCE,** subsection A. is deleted in its entirety and replaced with the following:

A. The **Insurer** shall not provide any coverage under this Policy until the full amount of the **Underlying Limits** has been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of **Loss** under the terms of the **Underlying Policies** by any or all of the following:

(1) The **Underlying Insurers** under the **Underlying Policies;**

(2) The **Insured,** including payments made on behalf of the **Insured;**

(3) A **DIC Insurer,** in the event the difference-in-conditions policy written by such **DIC Insurer** drops down to pay any amount due under the **Underlying Policies;** or

(4) Any third-party.

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE / DATE

Underwritten by National Casualty Company

ENDORSEMENT NO. 2

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2408785	07/01/2024	Fidelity Equity & High Income Funds	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND CONDITIONS OF COVERAGE

In consideration of the premium charged, it is hereby understood and agreed that Section IV.A. **CONDITIONS OF COVERAGE** is deleted in its entirety and replaced by the following:

A. In the event of the **Financial Insolvency** of any of the **Underlying Policies** or the reduction or exhaustion of any of the **Underlying Policies,** the **Insureds** shall notify the **Insurer** in writing as soon as practicable thereafter, with full particulars.

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE / DATE

ENDORSEMENT NO. 3

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2408785	07/01/2024	Fidelity Equity & High Income Funds	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

QUOTA SHARE ENDORSEMENT

In consideration of the premium paid, it is hereby understood and agreed that:

1. This Policy is part of a quota share participation arrangement between the Participating Insurers and the **Insured** (the "Program") which provides a $50,000,000 **Limit of Liability** excess of the **Underlying Limits** as follows:

Participating Insurer	Participating Insurer's Policy Number	Participating Insurer's Limit of Liability	Participating Insurer's Percentage
National Casualty Company	XJO2408785	$10,000,000	20.00%
Everest National Insurance Company	FL5FD00012-241	$7,000,000	14.00%
XL Specialty Insurance Company	ELU197865-24	$5,000,000	10.00%
Ironshore Indemnity Inc.	FI4NAB095D005	$5,000,000	10.00%
Twin City Fire Insurance Company	08 FI 0252161-24	$10,000,000	20.00%
Houston Casualty Company	24-MGU-24-A58952	$8,000,000	16.00%
Mosaic Syndicate 1609	13016P24	$5,000,000	10.00%

2. Each Participating Insurer shall be liable only for its own percentage of each covered **Loss,** subject to its own **Limit of Liability.**
3. Each Participating Insurer shall:
   A. receive notice of any **Claim** submitted for coverage under the Program;
   B. make its own determination of whether loss is covered under the Program; and
   C. elect whether to participate in the investigation, settlement or defense of any **Claim.**
4. The liability of each Participating Insurer shall be several and not joint. The failure, refusal or inability of any Participating Insurer to pay covered **Loss,** including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other Participating Insurer. The **Insured** expressly retains the risk of any gap in coverage or uncollectibility and the **Insurer** does not in any way insure or assume such risk.
5. Item 2. of the Declarations is deleted in its entirety and replaced by the following:

Item 2. See Excess Policy--Quota Share Endorsement

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE DATE

National Casualty Company

ENDORSEMENT NO. 4

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2408785	07/01/2024	Fidelity Equity & High Income Funds	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

AMEND CONDITIONS OF COVERAGE

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

In consideration of the premium paid, it is hereby understood and agreed that Section **IV. CONDITIONS OF COVERAGE,** of this Policy is amended by adding the following:

C. In the event a coverage dispute arises between the **Insured** and the **Insurer** of this Policy in relation to matters that are also the subject of a dispute with an **Underlying Insurer**, then at the **Insured's** election, those disputes shall be heard together in the same court or arbitration proceedings.

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE / DATE

Underwritten by National Casualty Company

ENDORSEMENT NO. 5

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2408785	07/01/2024	Fidelity Equity & High Income Funds	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

TIE-IN OF LIMITS ENDORSEMENT

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

In consideration of the premium paid, it is hereby understood and agreed that there shall be a combined limit of liability of $10,000,000 for all **Claims** under this policy and all **Claims** under policy number ***XMF2400059*** issued by the **Company** to all fidelity funds bonds, including any policy that renews or replaces or succeeds in time either policy, which combined limit of liability shall be the maximum amount payable by the **Company** under all such policies.

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE / DATE

National Casualty Company

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of this Policy. Read this policy and review the Declarations page for complete information on the coverages provided.

This Notice provides information concerning possible impact on this Policy's insurance coverage due to directives issued by the Office of Foreign Assets Control ("OFAC"). **Please read this Notice carefully.**

OFAC administers and enforces sanctions policy, based on Presidential declarations of "national emergency." OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons." This list can be located on the United States Treasury's website: http://www.treas.gov/ofac/

In accordance with OFAC regulations, if it is determined that any insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

Underwritten by National Casualty Company
A Stock Insurance Company

POLICYHOLDER DISCLOSURE-MASSACHUSETTS
NOTICE OF TERRORISM INSURANCE COVERAGE

NO PREMIUM CHARGE FOR TERRORISM COVERAGE

COPY OF DISCLOSURE SENT WITH ORIGINAL QUOTE

TERRORISM RISK INSURANCE ACT

You are hereby notified that the Terrorism Risk Insurance Act of 2002, as amended pursuant to the Terrorism Risk Insurance Program Reauthorization Act of 2019, effective January 1, 2021 (collectively referred to as "TRIA" or the "Act"), established a program within the Department of the Treasury under which the federal government shares, with the insurance industry, the risk of loss from future terrorist attacks. Under the Act, you have a right to an offer of insurance coverage for losses arising out of acts of terrorism. As defined in Section 102(1) of the Act: The term "certified acts of terrorism" means any act that is certified by the Secretary of the Treasury-in consultation with the Secretary of Homeland Security, and the Attorney General of the United States-to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States government by coercion.

DISCLOSURE OF FEDERAL SHARE OF COMPENSATION

You should know that where coverage is provided by this policy for losses resulting from "certified acts of terrorism," such losses may be partially reimbursed by the United States government under a formula established by federal law. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States government agrees to reimburse eighty percent (80%) of covered terrorism losses that exceed the statutorily established deductible paid by the insurance company providing the coverage. There is no premium charged for terrorism coverage, as indicated below.

CAP ON LOSSES FROM "CERTIFIED ACTS OF TERRORISM"

You should also know that the Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits United States government reimbursement as well as insurers' liability for losses resulting from "certified acts of terrorism" when the amount of such losses in any one calendar year exceeds $100 billion. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

$0 PREMIUM DISCLOSURE

In accordance with the Act, we are required to offer you coverage for losses resulting from an act of terrorism that is certified under TRIA as an act of terrorism. The policy's other provisions will still apply to such an act. We are further required to provide you with a notice disclosing the portion of your premium, if any, attributable to coverage for terrorist acts certified under the Terrorism Risk Insurance Act.

The portion of your annual premium that is attributable to coverage for "certified acts of terrorism" pursuant to TRIA is **$0 (zero),** and does not include any charges for the portion of losses covered by the United States government under the Act.

IRONSHORE INDEMNITY INC.

(A Stock Company)
175 Berkeley Street
Boston, MA 02116
Toll Free: (877) IRON411

This Policy is issued by the stock insurance company listed above (herein "Insurer").

EXCESS LIABILITY INSURANCE POLICY DECLARATIONS

UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY IS A CLAIMS MADE POLICY WHICH COVERS ONLY CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. PLEASE READ THIS POLICY CAREFULLY.

Policy No. IA7NAB095J005
Expiring Policy No. IA7NAB095J004

ITEM 1. INSURED COMPANY PRINCIPAL ADDRESS:

Fidelity Fixed Income and Asset Allocation Funds
c/o FMR LLC 88 Black Falcon Ave
First Floor, East Side, Suite 167,
Boston, MA 02110

ITEM 2. COVERAGE PROVIDED: Excess Investment Advisers Liability Insurance

ITEM 3. FOLLOWED POLICY: Manuscript Fund
INSURER: Berkshire Hathaway Specialty Insurance Company
POLICY NUMBER: 47-EPF-315881-04

ITEM 4. POLICY PERIOD:

From July 01, 2024 12:01 A.M. To July 01, 2025 12:01 A.M.
(Local time at the address shown in ITEM 1.)

ITEM 5. PREMIUM:

Premium:	Premium:	$77,100.00	*Plus all applicable Taxes, Fees and Surcharges.* *See Invoice for the date Premium is due and payable. Failure to pay the premium in full may result in voidance of coverage.*

ITEM 6. LIMIT OF LIABILITY/AGGREGATE LIMIT: $5,000,000 for all Loss under all Coverages combined.

ITEM 7. **UNDERLYING POLICY LIMITS/ATTACHMENT POINT:** $100,000,000

ITEM 8. **PENDING & PRIOR LITIGATION DATE:** August 01, 2008

ITEM 9. **NOTICE TO INSURER:**

A. Notice of Claim, Wrongful Act or Loss:

Liberty Mutual Insurance
Attn: Financial Lines Claims Department
28 Liberty Street, 5th Floor
New York, NY 10005
FinancialLinesClaims@libertymutual.com

B. All other notices:

Liberty Mutual Insurance
Financial Lines
28 Liberty Street 5th Floor
New York, NY 10005

ITEM 10. **BROKER ADDRESS:**

Mary Coughlin
WILLIS FINMAR
100 Huntington Avenue, Suite 300
Boston, MA 2199

LICENSE #: N/A

ITEM 11. **FORMS AND ENDORSEMENTS:**

1. ADM-OFAC-0419 - Sanction Limitation and Exclusion Clause
2. EDO.008 (708) Quota Share Amendment of Declarations (Excess)
3. EXC.END.049 (0913) Tie-In Limits

THESE DECLARATIONS, TOGETHER WITH THE COMPLETED AND SIGNED APPLICATION, FOR THIS POLICY AND THE FOLLOWED POLICY, INCLUDING INFORMATION FURNISHED IN CONNECTION THEREWITH WHETHER DIRECTLY OR THROUGH PUBLIC FILING, AND THE POLICY FORM ATTACHED HERETO, CONSTITUTE THE INSURANCE POLICY.

Ironshore Indemnity Inc. by:

Secretary | President

October 21, 2024
Date

IRONSHORE INDEMNITY INC.
(A Stock Company)
175 Berkeley Street
Boston, MA 02116
Toll Free: (877) IRON411

Policy Number: IA7NAB095J005

EXCESS LIABILITY INSURANCE POLICY

I. INSURING AGREEMENT

In consideration of the payment of the premium and in reliance upon all statements made in the application for this Policy and the Followed Policy, including the information furnished in connection therewith, whether directly or through public filing, and subject to all terms, definitions, conditions, exclusions and limitations of this policy, the Insurer agrees to provide insurance coverage to the Insureds in accordance with the terms, definitions, conditions, exclusions and limitations of the Followed Policy, except as may be otherwise provided in this Policy.

II. LOSS PAYABLE PROVISION

It is agreed the Insurer shall pay the Insured as defined in the Followed Policy for Loss by reason of exhaustion by payments of all Underlying Policy Limits of all underlying policies by the underlying insurers issuing such underlying policies and/or the Insureds, subject to i) the terms and conditions of the Followed Policy as that form is submitted to the Insurer; ii) the Limit of Liability as stated in Item 6 of the Declarations; and iii) the terms and conditions of, and the endorsements attached to, this Policy. In no event shall this policy grant broader coverage than would be provided by the Followed Policy.

III. DEFINITIONS

A. The Terms “Insurer” and “Followed Policy” shall have the meanings attributed to them in the Declarations.

B. The term "Insureds” means those individuals and entities insured by the Followed Policy.

C. The term "Policy Period" means the period set forth in Item 4 of the Declarations.

D. The term "Underlying Policy Limits/Attachment Point" means an amount equal to the aggregate of all limits of liability as set forth in Item 7 of the Declarations for all Underlying Policies, plus the uninsured retention, if any, applicable to the Underlying Policies.

IV. POLICY TERMS

A. This policy is subject to the same representations contained in the Application for the Followed Policy and has the same terms, definitions, conditions, exclusions and limitations (except as regards the premium, the limits of liability, the policy period and as may be otherwise in this Policy) as are contained in the Followed Policy.

B. If during the Policy Period or any Discovery Period the terms, conditions, exclusions or limitations of the Followed Policy are changed in any manner, the Insureds shall as a condition precedent to their rights to coverage under this policy give to the Insurer written notice of the full particulars thereof and secure the Insurers affirmative consent to such modification before coverage will be effective.

C. As a condition precedent to their rights under this policy, the Insureds shall give to the Insurer as soon as practicable written notice in accordance with the terms, conditions, definitions, exclusions and limitations of the Followed Policy.

D. Notwithstanding any of the terms of this policy which might be construed otherwise, this policy shall drop down only in the event of reduction or exhaustion of the Underlying Limit and shall not drop down for any other reason including, but not limited to, uncollectibility (in whole or in part) of any Underlying Limits. The risk of uncollectibility of such Underlying Limits (in whole or in part) whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the Insureds and is not in any way or under any circumstances insured or assumed by the carrier.

Ironshore Indemnity Inc. by:

Secretary

President

IRONSHORE INDEMNITY INC.
(A Stock Company)
175 Berkeley Street
Boston, MA 02116
Toll Free: (877) IRON411

Endorsement # 1

Policy Number: IA7NAB095J005 **Effective Date of Endorsement:** July 01, 2024
Insured Name: Fidelity Fixed Income and Asset Allocation Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

SANCTION LIMITATION AND EXCLUSION CLAUSE

No Insurer shall be deemed to provide cover and no Insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that Insurer to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THIS POLICY REMAIN UNCHANGED.

IRONSHORE INDEMNITY INC.
(A Stock Company)
175 Berkeley Street
Boston, MA 02116
Toll Free: (877) IRON411

Endorsement # 2

Policy Number: IA7NAB0949005 **Effective Date of Endorsement:** July 01, 2024
Insured Name: Fidelity Equity & High Income Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

QUOTA SHARE AMENDMENT OF DECLARATIONS (EXCESS)

In consideration of the premium charged, it is hereby understood and agreed that:

1. Item 6. of the Declarations is deleted and replaced by the following:

   Item 6. Aggregate Quota Share Layer Limit of Liability: $50,000,000

   Maximum aggregate Limit of Liability for all Claims made during the Policy Period.

   Subject to all of its terms and conditions, this Policy shall provide coverage for Claims in excess of the Underlying Insurance, up to the Insurer's quota share participation of the aggregate maximum limit stated above. Any Loss within the Aggregate Quota Share Layer Limit of Liability stated above shall be paid pro rata by each of the insurers subscribing to this Aggregate Quota Share Layer Limit of Liability in accordance with the proportion set forth in the Participation Agreement entered into by each such insurer. The participation of such insurers is set forth below in Item 7. of the Declarations. The obligations of such insurers who subscribe to the quota share arrangement are several and not joint, and are limited to the extent of their individual subscriptions. No subscribing insurers is responsible for the obligation of any co-subscribing insurer.

   The Insurer's participation is set forth at Item 12. of the Declarations. The Insurer has full claims and underwriting control of its portion of the quota share arrangement and no action or omission by any of the co-subscribing insurers shall bind the Insurer or be deemed a waiver of any coverage defense the Insurer has under this Policy or available at law. The Insurer shall act on its own behalf with respect to all other matters concerning this Policy, and no other insurer subscribing to the Policy may act on behalf of or bind the Insurer with respect to the Policy terms or any matter concerning the Policy. All notices by an Insured to the Insurer under this Policy shall be provided to the Insurer at the address specified in the Declarations.

2. The Declarations are amended by the addition of the following:

   Item 12.

   Insurer's Quota-Share Participation: 10 %
   Insurer's Limit of Liability: $5,000,000

The Insurer agrees to pay on behalf of the Insured under the Policy that proportion of covered Loss set forth above in the manner provided under Item 3. of the Declarations and in full conformance with all the terms and conditions of the Policy.

3. Item 7. of the Declarations is amended by adding the following:

Quota Share Layer Attachment Point:	$100,000,000	
Quota Share Participant	**Policy Number**	**Limit of Liability**
Freedom Specialty Insurance Company	XMF2400061	$10,000,000 Part of $50,000,000
Twin City Fire Insurance Co	08 FI 0252157-24	$10,000,000 part of $50,000,000
U.S. Specialty Insurance Company	24-MGU-24-A58942	$8,000,000 part of $50,000,000
Everest National Insurance Company	FL5EX00719-241	$7,000,000 part of $50,000,000
XL Specialty Insurance Company	ELU197869-24	$5,000,000 part of $50,000,000
Ironshore Indemnity Inc.	IA7NAB0949005	$5,000,000 part of $50,000,000
Mosaic Syndicate Services Limited	13012P24	$5,000,000 part of $50,000,000

4. Item 5. of the Declarations is deleted and replaced by the following:

Item 5. Total Quota Share Layer Premium: $746,137

Insurer's Quota-Share Participation Premium: $77,100

The Total Quota Share Layer Premium is payable pro rata to each of the insurers subscribing to this Quota Share Layer in accordance with the proportion set forth in its Participation Agreement.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

IRONSHORE INDEMNITY INC.
(A Stock Company)
175 Berkeley Street
Boston, MA 02116
Toll Free: (877) IRON411

Endorsement # 3

Policy Number: IA7NAB095J005 **Effective Date of Endorsement:** July 01, 2024
Insured Name: Fidelity Fixed Income and Asset Allocation Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

TIE-IN LIMITS

It is hereby understood and agreed as follows:

Any payment of Loss under this Policy shall serve to reduce the Limit of Liability under Policy Number FI4NAB095H005. Any payment of Loss under Policy Number FI4NAB095H005 shall serve to reduce the Limit of Liability of this Policy. It is understood and agreed that only one Limit of Liability shall apply to any Loss that may be insured by this Policy and Policy Number FI4NAB095H005 and in no event will the Limit of Liability of this Policy and the Limit of Liability of Policy Number FI4NAB095H005 apply in the aggregate to any Loss arising from a Wrongful Act or Related Wrongful Acts.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THIS POLICY REMAIN UNCHANGED.

Liberty Mutual Group California Privacy Notice

Commercial Lines (excluding Workers' Compensation)

(Effective January 1, 2023)

Liberty Mutual Group and its affiliates, subsidiaries, and partners (collectively "Liberty Mutual" or "we", "us" and "our") provide insurance to companies and other insurers. This Privacy Notice explains how we gather, use, and share your data. This Privacy Notice applies to you if you are a **Liberty Mutual commercial line insured or are a commercial line claimant residing in California.** It does not apply to covered employees or claimants under Workers' Compensation policies. If this notice does not apply to you, go to libertymutual.com/privacy to review the applicable Liberty Mutual privacy notice.

What Personal Data Do We Collect?

The types of personal data we gather and share depend on both the product and your relationship to us. For example, we may gather different data if you are a claimant reporting an injury than if you want a quote for commercial property insurance. The data we gather can include your Social Security Number, income, transaction data such as account balances and payment history, and data from consumer reports. It may also include data gathered in connection with our provision of insurance services, when you apply for such services, or resulting from other contacts with you. It may also include:

- **Identifiers**, including a real name, alias, postal address, unique personal identifier, online identifier, Internet Protocol address, email address, account name, Social Security Number, driver's license number, or other similar identifiers;
- **Personal data**, such as your name, signature, Social Security Number, physical characteristics or description, address, telephone number, driver's license or state identification card number, insurance policy number, education, employment, employment history, bank account number, financial data, precise geolocation, medical data, or health insurance data;
- **Protected classification characteristics described in California Civil Code § 1798.80(e)**, including age, race, color, national origin, citizenship, religion or creed, marital status, medical condition, physical or mental disability, sex (including gender, gender identity, gender expression, pregnancy or childbirth and related medical conditions), sexual orientation, or veteran or military status;
- **Commercial information**, including records of personal property, products or services purchased, obtained, or considered, or other purchasing or consuming histories and tendencies;
- **Internet or other similar network activity**, including browsing history, search history, information on a consumer's interaction with a website, application, or advertisement;
- **Professional or employment related information**, including current or past job history **Inferences drawn from other personal information**, such as a profile reflecting a person's preferences, characteristics, psychological trends, predispositions, behavior, attitudes, intelligence, abilities, and aptitudes;
- **Risk data**, including data about your driving and/or accident history; this may include data from consumer reporting agencies, such as your motor vehicle records, and loss history information, health data, or criminal convictions;
- **Claims data**, including data about your previous and current claims, which may include data regarding your health, criminal convictions, third party reports, or other personal data; and
- **Sensitive Data** as defined under the California Privacy Rights Act when used to infer characteristics of an individual.

For information about the types of personal data we have collected in the past twelve (12) months, please go to lmi.co/caprivacynotices and click on the link for the California Privacy Policy (Consumers).

How do you gather my data?

We gather your personal data **directly from you**. For example, you provide us with data when you:	We also gather your personal data **from other people**. For example:
▪ ask about or buy insurance, or file a claim	▪ your insurance agent or broker
▪ pay your policy	▪ your employer, association or business (if you are insured through them)
▪ visit our websites, call us, or visit our office	▪ our affiliates or other insurance companies about your transactions with them
	▪ consumer reporting agencies, Motor Vehicle Departments, and inspection services, to gather your credit history, driving record, claims history, or value and condition of your property
	▪ other public directories and sources
	▪ third parties, including other insurers, brokers and insurance support organizations who you have communicated with about your policy or claim, anti-fraud databases, sanctions lists, court judgments and other databases, government agencies, open electoral register, or in the event of a claim, third parties including other parties to the claim witnesses, experts, loss adjusters and claim handlers
	▪ other third parties who take out a policy with us and are required to provide your data such as when you are named as a beneficiary or where a family member has taken out a policy which requires your personal data

Organizations that share data with us may keep it and disclose it to others as permitted by law. For data about how we have gathered personal data in the past twelve months, please go to lmi.co/caprivacynotices and click on the link for the California Privacy Policy (Consumers).

How Do We Use Your Personal Data?

Liberty Mutual uses your data to provide you with our products and services, and as otherwise provided in this Privacy Notice. We may use your data and the data of our former customers for our business and other compatible purposes. Our business purposes include, for example:

Business Purpose	**Data Categories**	**Do we share or sell your information as defined by CPRA**
Market, sell and provide insurance. This includes, for example: • calculating your premium; • determining your eligibility for a quote; • confirming your identity and servicing your policy;	▪ Identifiers ▪ Personal Information ▪ Protected Classification Characteristics ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information	▪ No

	▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data ▪ Sensitive Data	
Manage your claim. This includes, for example: ▪ managing your claim, if any; ▪ conducting claims investigations; ▪ conducting medical examinations; ▪ conducting inspections, appraisals; ▪ providing roadside assistance; ▪ providing rental car replacement or repairs;	▪ Identifiers ▪ Personal Information ▪ Protected Classification Characteristics ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information ▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data	▪ No.
Day to Day Business and Insurance Operations. This includes, for example: • creating, maintaining, customizing, and securing accounts; • supporting day-to-day business and insurance related functions; • doing internal research for technology and development; • marketing, advertising and creating products and services; • conducting audits related to a current contact with a consumer and other transactions; • as described at or before the point of gathering personal data or with your authorization;	▪ Identifiers ▪ Personal Information ▪ Protected Classification Characteristics ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information ▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data	▪ No.
Security and Fraud Detection. This includes, for example: ▪ detecting security issues; ▪ protecting against fraud or illegal activity, and to comply with regulatory and law enforcement authorities; ▪ managing risk and securing our systems, assets, infrastructure, and premises; ▪ help to ensure the safety and security of Liberty staff, assets, and resources, which may include physical and virtual	▪ Identifiers ▪ Personal Information ▪ Protected Classification Characteristics ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information ▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data	▪ No.

access controls and access rights management; ▪ supervisory controls and other monitoring and reviews, as permitted by law; and emergency and business continuity management;		
Regulatory and Legal Requirements. This includes for example: ▪ controls and access rights management; ▪ to evaluate or conduct a merger, divestiture, restructuring, reorganization, dissolution, or other sale or transfer of some or all of Liberty's assets, whether as a going concern or as part of bankruptcy, liquidation, or similar proceeding, in which personal data held by Liberty is among the assets transferred; ▪ exercising and defending our legal rights and positions; ▪ to meet Liberty contract obligations; ▪ to respond to law enforcement requests as required by applicable law, court order, or governmental regulations; ▪ as otherwise permitted by law,	▪ Identifiers ▪ Personal Information ▪ Protected Classification Characteristics ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information ▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data	No.
Improve Your Customer Experience and Our Products. This includes, for example: • improve your customer experience, our products, and service; • to provide support, personalize, and develop our website, products, and services; • create and offer new products and services;	▪ Identifiers ▪ Personal Information ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information ▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data	No.
Analytics to identify, understand, and manage our risks and products. This includes, for example: • conducting analytics to better identify, understand, and manage risk and our products;	▪ Identifiers ▪ Personal Information ▪ Protected Classification Characteristics ▪ Commercial Information ▪ Internet or other similar network activity	No.

	▪ Professional or employment related information ▪ Inferences drawn from other personal information; ▪ Risk data ▪ Claims data ▪ Sensitive Data	
Customer service and technical support. This includes, for example: • answer questions and provide notifications; • provide customer and technical support.	▪ Identifiers ▪ Personal Information ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information ▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data	No.
Cross-Context Behavioral Advertising	▪ Identifiers ▪ IP address ▪ Internet or other similar network activity	▪ We share this information with service providers such as search engines and social media platforms

Liberty Mutual will not collect additional categories of personal information or use the personal information we collected for materially unrelated, or incompatible purposes without updating our notice.

Do We Disclose Your Personal Data?

Liberty Mutual does not sell your personal data as defined by California law.

Liberty Mutual shares your personal data as disclosed above. The California privacy law defines sharing as "communicating orally, in writing, or by electronic or other means, a consumers personal information . . . to a third party for cross-context behavioral advertising, whether or not for monetary or other valuable consideration." This occurs when you visit the Liberty Mutual website. Cookies or pixels are deployed that then allow us to show you targeted advertisements when you visit other websites or social media platforms. You have the right to opt-out of this type of sharing and you may learn more about those rights at lmi.co/caprivacychoices.

This type of sharing is different from disclosing personal information to other entities to perform a service related to providing insurance or processing your claim. How we disclose data to these types of entities is set forth below.

Liberty Mutual may disclose personal data with affiliated and non-affiliated third parties, including:

- Liberty Mutual affiliates;
- Service Providers (such as auto repair facilities, towing companies, property inspectors, and independent adjusters);
- Insurance support organizations;
- Brokers and agents;
- Public entities (e.g. regulatory, quasi-regulatory, tax or other authorities, law enforcement agencies, courts, arbitrational bodies, and fraud prevention agencies);
- Consumer reporting agencies;
- Advisors including law firms, accountants, auditors, and tax advisors;
- Insurers, re-insurers, policy holders, and claimants;
- Group policyholders (for reporting claims data or an audit);
- A person, organization, affiliates or service providers conducting actuarial or research studies; and
- As permitted by law.

We may also disclose data with other companies that provide marketing services on our behalf or as part of a joint

marketing agreement for products offered by Liberty Mutual. We will not disclose your personal data with others for their own marketing purposes.

We may also disclose data about our transactions (such as payment history) and experiences (such as claims made) with you to our affiliates.

Liberty Mutual may disclose the following categories of personal data as needed for business purposes:

Identifiers	Personal Data
Protected Classification Characteristics	Commercial Data
Internet or other similar network activity	Professional, employment, and education data
Inferences drawn from personal data	Risk Data
Claims Data	

For information about how we have shared personal information in the past twelve (12) months, please go to lmi.co/caprivacynotices and click on the link for the California Privacy Policy (Consumers).

How Long Does Liberty Mutual Retain Each Category of Personal Data?
We retain your information in accordance with our legal obligations, our records retention policies, or as otherwise permitted by law. For example, we may have a legal obligation to retain information relating to your policies or claims with us. We will delete your data once the legal obligation expires or after the period of time specified in our records retention policies. The period of retention is subject to our review and alteration.

How to Contact Us:
You can submit requests, seek additional information, or obtain a copy of our Privacy Notice in an alternative format by either:

Calling: 800-344-0197
Email: privacy@libertymutual.com
Online: www.libertymutualgroup.com/privacy-policy/data-request
lmi.co/caprivacychoices
Postal Address: Liberty Mutual Insurance Company
175 Berkeley St., 6th Floor
Boston, MA 02116
Attn: Privacy Office

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223 Website: www.wtwco.com

CONTRACT OF INSURANCE

UNIQUE MARKET REFERENCE (UMR):	**B080113013P24**
INSURED:	**Fidelity Fixed Income and Asset Allocation Funds** and as or more fully defined in the Contract Wording.
PRINCIPAL ADDRESS:	**c/o FMR LLC** **88 Black Falcon** **First Floor, East Side, Suite 167,** **Mailzone V7E,** **Boston, MA 02210** **United States of America**
TYPE:	**Insurance of:** **Excess Professional Liability, Management Liability Insurance as further defined in the underlying primary contract issued by Berkshire Hathaway Specialty Insurance Company** and as more fully defined in the Contract Wording.
PERIOD OF INSURANCE:	**From: 1 July 2024** **To: 1 July 2025** Both days at 12:01am local standard time at the above principal address of the Insured

1. RISK DETAILS

UNIQUE MARKET REFERENCE:	B080113013P24
TYPE:	Insurance of: Excess Professional Liability, Management Liability Insurance as further defined in the underlying primary contract issued by Berkshire Hathaway Specialty Insurance Company and as more fully defined in the Contract Wording.
INSURED:	Fidelity Fixed Income and Asset Allocation Funds and as or more fully defined in the Contract Wording.
PRINCIPAL ADDRESS:	c/o FMR LLC 88 Black Falcon, First Floor, East Side, Suite 167, Mailzone V7E, Boston, MA 02210 United States of America
PERIOD OF INSURANCE:	From: 1 July 2024 To: 1 July 2025 Both days at 12:01am local standard time at the above principal address of the Insured
INTEREST:	Excess Professional Liability, Management Liability Insurance as further defined in the underlying primary contract issued by Berkshire Hathaway Specialty Insurance Company and as more fully defined in the Contract Wording
LIMIT OF LIABILITY:	USD 5,000,000 any one loss/claim and in the aggregate for the period part of USD 50,000,000 any one loss/claim and in the aggregate for the period In excess of underlying contracts for: USD 100,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited

RETENTION: Primary contract Retentions detailed as per Berkshire Hathaway Specialty Insurance Company

TERRITORIAL LIMITS: Worldwide

CONDITIONS: All terms and conditions as set forth in the Contract Wording (as attached), such wording being:-

Willis Excess Financial Lines Policy, incorporating the following, all as attached:

1. NMA 2975 (amended) Special Cancellation Clause

2. LMA 5389 U.S. Terrorism Risk Insurance Act of 2002 As Amended New and Renewal Business Endorsement

3. NMA 2918 (amended) War and Terrorism Exclusion Endorsement

4. NMA 1256 Nuclear Incident Exclusion Clause - Liability - Direct (Broad)

5 NMA 1477 Radioactive Contamination Exclusion Clause - Liability - Direct

6. This policy contains a Tie-in of limits between this Fidelity Fixed Income and Asset Allocation Funds Professional Contract and Fidelity Fixed Income and Asset Allocation Bond policy

7. LMA 3100 Sanctions Clause

8. LMA 5477 Cyber Endorsement in respect of Professional Liability Insurance

Losses/Claims to be notified via Willis Towers Watson,
FINEX - Claims Department,
51 Lime Street,
London EC3M 7DQ,
United Kingdom

Nothing in this Contract shall be construed as a condition precedent or a warranty unless it is expressly stated as such in the Contract

CHOICE OF LAW AND JURISDICTION: This contract shall be governed by, and construed in accordance with, the laws of the State of Massachusetts of the United States of America as more fully set out in the contract wording.

	Any dispute between the parties over the terms of this contract shall be submitted to the exclusive jurisdiction of the Courts of United States of America as more fully set out in the NMA 1998 (24/4/86) Service of Suit Clause (U.S.A) as attached The language used for contract interpretation shall be English as set out in the contract wording. Service of Suit Nominee: Lloyd's America, Inc. Attention Legal Department 280 Park Avenue, East Tower, 25th Floor New York, NY 10017
PREMIUM:	USD 68,319 in full for USD 5,000,000 Order Hereon Any return premium will be calculated, stated and payable by insurers as net of all Broker Remuneration and Deductions as allowed.
PREMIUM PAYMENT TERMS:	Premium Payment Condition as follows: LSW3001 Premium Payment Clause (60 days), as attached. due to Insurers on or before **30 August 2024** Where any date on which the Premium is due to be paid falls on a weekend or Public Holiday, presentation to Insurers or their agents on the next working day will be deemed to comply with the relevant premium payment requirement. For the purposes of this clause, Public Holiday shall mean any public or statutory holiday in any territory through which the Premium must pass between the Insured and Insurers or their agents.
TAXES PAYABLE BY INSURED AND ADMINISTERED BY INSURERS:	None
TAXES PAYABLE BY INSURERS AND ADMINISTERED BY INSURED OR THEIR AGENT:	None
RECORDING, TRANSMITTING AND STORING INFORMATION:	Where Willis Limited maintains risk and claims data/information/ documents Willis Limited may hold data/information/documents electronically.

INSURER CONTRACT DOCUMENTATION:

This contract document details the current terms entered into by the insurer(s) and constitutes the contract document.

Any further documentation changing this contract agreed in accordance with the contract change provisions set out in this contract, shall form the evidence of such change.

NOTICE OF CANCELLATION PROVISIONS:

Where (re)insurers have the right to give notice of cancellation, in accordance with the provisions of the contract, then:

To the extent provided by the contract, the Slip Leader is authorised to issue such notice on behalf of all participating (re)insurers; and (optionally)

any (re)insurer may issue such notice in respect of its own participation.

The content and format of any such notice should be in accordance with the 'Notice of Cancellation' standard, as published by the London Market Group (LMG), or their successor body, on behalf of London Market Associations and participants. However failure to comply with this standard will not affect the validity of the notice given.

The notice shall be provided to the broker by the following means:

By an email to FINEXNOC@wtwco.com

Failure to comply with this delivery requirement will make the notice null and void. Satisfactory delivery of the notice will cause it to be effective irrespective of whether the broker has acknowledged receipt.

BESPOKE OR AMENDED WORDING AND CLAUSES, WORDING SCHEDULE(S) AND/OR DECLARATIONS AND ANY OTHER ATTACHMENTS, AS APPROPRIATE:

WILLIS EXCESS FINANCIAL LINES POLICY

Please read this Policy carefully.

SCHEDULE

Policy Number: B080113013P24

Item 1: ***Insured***: Fidelity Fixed Income and Asset Allocation Funds

Principal Address: c/o FMR LLC
88 Black Falcon,
First Floor, East Side, Suite 167,
Mailzone V7E,
Boston, MA 02210
United States of America

Item 2: ***Insurer(s)***: Mosaic Syndicate 1609

Item 3: ***Period of Insurance***: From: 1 July 2024
To: 1 July 2025
Both days at 00:01am local standard time at the Principal address shown at Item 1 above.

Item 4: ***Limit of Liability***:

USD 5,000,000 any one loss/claim and in the aggregate

for the period part of USD 50,000,000 any one loss/claim and in the aggregate for the period

In excess of underlying contracts for:
USD 100,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited

Item 5: ***Underlying Policy(ies)***: In excess of underlying contracts for
USD 100,000,000 any one loss/claim and in the aggregate for the period
the details of which are held on file in the offices of Willis Limited

Retention: Primary contract Retentions detailed as per Berkshire Hathaway Specialty Insurance Company

Item 6: ***Premium***: USD 68,319

Taxes: None due from London

Item 7: Notification(s) in accordance with clause 5 required to be addressed to:

Willis Towers Watson,
FINEX - Claims Department,
51 Lime Street,
London EC3M 7DQ,
United Kingdom

Item 8: Endorsements are as attached at issue of this ***Contract***.

Item 9: Additional premium required: Nil

Item 10: Addresses for complaints:

(a) For ***Insurers*** who are Lloyd's underwriters:

Complaints,
Fidentia House,
Walter Burke Way,
Chatham Maritime,
Chatham
Kent
ME4 4RN

Email: complaints@lloyds.com

Tel: +44 (0)20 7327 5693

(b) For all other ***Insurers***:

Willis Limited will provide details on request.

Willis Excess Financial Lines Policy

In consideration of the ***Insured*** having paid or agreed to pay the ***Premium*** and subject to all of the definitions, terms, conditions and limitations of this ***Policy***, ***Insurers*** and the ***Insured*** agree as follows:

1. Insuring Agreement

1.1 Except insofar as the express terms of this ***Policy***:

(a) make specific provision in respect of any matter for which specific provision is also made in the ***Primary Policy***, in which case the express terms of this ***Policy*** shall prevail; or

(b) make specific provision in respect of any matter for which no specific provision is made in the ***Primary Policy***, in which case the express terms of this ***Policy*** shall apply;

this ***Policy*** shall take effect and operate in accordance with the terms of the ***Primary Policy***.

1.2 Subject to the ***Limit of Liability***, the ***Insurers*** shall pay to or on behalf of the ***Insured*** that proportion of ***Loss*** which exceeds the ***Underlying Limit***.

1.3 Except as provided specifically to the contrary in this ***Policy***, the ***Insurers*** shall have no liability to make payment for any ***Loss*** under this ***Policy*** until the ***Underlying Limit*** has been completely eroded by amounts which the insurers of the ***Underlying Policy(ies)***:

(i) shall have paid; or,

(ii) shall have agreed to pay; or,

(iii) shall have had their liability to pay established by judgment, arbitration award or other final binding adjudication;

whichever of (i) to (iii) above as shall occur first. Furthermore, in determining whether and the extent to which erosion has occurred,

(a) where, as part of any agreement to pay loss or liability (as applicable) under an ***Underlying Policy***, an insurer agrees to pay an amount which is less than the applicable limit of liability thereunder on terms that such payment shall be treated as or equivalent to payment in full of such limit of liability, the ***Insurers*** will pay ***Loss*** under this ***Policy*** as if such insurer had paid the applicable limit of liability in full. However, in such circumstances the ***Insurers*** shall pay ***Loss*** only to the extent that, in the absence of agreement of the kind referred to in the previous sentence, the ***Loss*** of the ***Insured*** would have exceeded the ***Underlying Limit***.

(b) where any insurer of an ***Underlying Policy*** is or becomes ***Insolvent*** with the result that it does not pay, or is unable to agree to pay, or is unable to participate in proceedings by which the liability of other insurers of the ***Underlying Policy*** is established, then the relevant insurer(s) will be deemed to have paid or to have agreed to pay or to have had their liability established, but only in the event that either:

(i) any other insurer participating on the relevant ***Underlying Policy*** pays, agrees to pay or has its liability established by judgment, arbitration award or other final binding adjudication (whichever shall occur first); or

(ii) the ***Insured*** establishes that the ***Insurers*** would be liable hereunder but for the ***Insolvency***.

(c) ***Insurers*** will recognise the erosion of the ***Underlying Limit*** by any payment made in respect of loss or liability (as applicable) by reason of cover provided by any ***Underlying Policy*** whether or not such cover is also provided by this ***Policy***.

(d) where any ***Underlying Policy*** (other than the ***Primary Policy***) provides cover which is more restrictive than the cover provided hereunder then, notwithstanding the absence of any liability on the part of the insurers of such ***Underlying Policy*** for some or all of any loss or liability (as applicable), such ***Underlying Policy*** shall, for the purposes of the operation of this ***Policy***, be deemed to have been eroded by such loss or liability (as applicable) to the extent that it constitutes ***Loss***.

(e) ***Insurers*** will recognise the erosion of the ***Underlying Limit*** by the operation of one or more ***Relevant Provisions***.

(f) Where for any reason, other than those under (a) to (e) inclusive, one or more insurers of the ***Underlying Policies*** do not pay loss forming part of the ***Underlying Limit*** and such unpaid loss is paid instead by or on behalf of the ***Insured***, the ***Insurers*** will recognise the erosion of the ***Underlying Limit*** as a consequence of such payment.

2. Definitions

Wherever the following words and phrases appear in bold and italics in this ***Policy*** they shall have the meanings given to them below:

"***Claim***" or "***Circumstance***" shall mean “claim”, “circumstance” or any other term by which the ***Primary Policy*** identifies matters potentially giving rise to payments thereunder in respect of ***Loss***.

"***Insolvent”*** or ***“Insolvency***" shall mean in respect of any insurer that any step, application, order, proceeding or appointment has been taken or made by or in respect of an insurer for a distress, execution, composition or arrangement with creditors, winding-up, dissolution, administration, receivership (administrative or otherwise) or bankruptcy, or that the insurer is unable to pay its debts.

"***Insured***" shall mean those persons and organisations identified at Item 1 of the ***Schedule*** and all other persons and organisations as are insured or otherwise entitled to indemnity under the ***Primary Policy***.

"***Insurers***" shall mean the insurers of this ***Policy*** identified at Item 2 of the ***Schedule***.

"***Limit of Liability***" shall mean the sum(s) shown at Item 4 of the ***Schedule*** being the maximum sum(s) the ***Insurers*** are liable to pay under this ***Policy*** for all ***Loss***, subject to any reinstatement of limit expressly provided for at Item 4 of the Schedule. For the avoidance of doubt, there shall be no reinstatement of the ***Limit of Liability*** unless expressly provided for at Item 4, notwithstanding that the ***Primary Policy*** may provide for one or more reinstatements.

"***Loss***" shall mean all and any amounts for which ***Insurers*** are liable to the ***Insured*** pursuant to the terms and conditions of this ***Policy*** and, for the avoidance of doubt and subject only to the operation of any express terms hereof in accordance with clause 1.1 above, this ***Policy*** shall be liable to pay as ***Loss*** all losses, costs, liabilities or damages and other expenses of the ***Insured*** as are covered by the ***Primary Policy*** of whatever nature and howsoever described by the ***Primary Policy***. However, and notwithstanding any provision to the contrary in the ***Primary Policy***, the liability of the ***Insurers*** of this ***Policy*** to the ***Insured*** for costs and expenses of any kind whatsoever shall be part of, and not in addition to, the ***Limit of Liability***.

"***Period of Insurance***" shall mean the period set out at Item 3 of the ***Schedule***.

"***Policy***" shall mean this insurance contract which includes any endorsements and schedules hereto.

"***Premium***" shall mean the sum shown at Item 6 of the ***Schedule***.

“***Primary Limits”*** shall mean the limits of liability of the ***Primary Policy*** applicable to any loss or liability (as applicable) as set out in Item 5(a) of the ***Schedule***.

"***Primary Policy***" shall mean the policy identified at Item 5(a) of the ***Schedule*** or any policy(ies) issued in substitution thereof.

"***Relevant Provision***" shall mean any provision of an ***Underlying Policy*** which reduces the limit of liability of the ***Underlying Policy*** automatically by reference to the amount paid or payable under another policy of insurance, or by reference to the limit of liability under another policy of insurance. For the avoidance of doubt, a provision which provides that an ***Underlying Policy*** shall pay only the amount by which any loss or liability (as applicable) exceeds the amount paid or payable under any other policy or policies, or which allows the insurer credit for the value of other insurance or indemnification, or which requires the ***Insured*** to pursue such insurance or indemnification prior to claiming under the ***Underlying Policy*** (such as an "other insurance" or "non-contribution" or other similar provision), shall not be a ***Relevant Provision***.

"***Schedule***" shall mean the schedule to this ***Policy***.

"***Sublimit(s)***" shall mean any limit or limits of insurers' liability in the ***Primary Policy*** imposed in respect of a particular category of loss or liability (as applicable) and which specifies that the maximum liability of the insurer shall be less than the otherwise generally applicable limit of liability of the ***Primary Policy***.

"***Underlying Limit***" shall mean the cumulative total of the limits of liability of the insurer(s) of the ***Underlying Policy(ies)*** applicable to any loss or liability (as applicable) as set out in Item 5 of the ***Schedule***.

"***Underlying Policy(ies)***" shall mean the policies listed at Item 5 of the ***Schedule***.

3. Maintenance of the Underlying Policy(ies)

The ***Primary Policy***, or any policies issued in substitution thereof, shall be maintained in full force and effect during the ***Period of Insurance*** save to the extent that it is eroded. This obligation shall cease to apply in the event that the ***Primary Policy*** is completely eroded. Clause 1.3 hereof shall apply for the purposes of determining whether and to what extent erosion has occurred. Where an ***Underlying Policy*** other than the ***Primary Policy*** does not continue in full force and effect (other than by reason of erosion) such policy shall be deemed for all purposes of this ***Policy*** to have been maintained. The ***Primary Policy*** shall be deemed maintained if it is replaced by the operation of clause 4 hereof.

4. Step-Down of Cover

Subject always to the ***Limit of Liability***:

4.1 In the event of the reduction of the amount of indemnity available under any ***Underlying Policy*** by reason of partial erosion of the ***Underlying Limit*** (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply) this ***Policy*** shall, subject to the ***Limit of Liability*** and to the other terms, conditions and limitations of this ***Policy***, continue to be available to pay that proportion of ***Loss*** which exceeds the amount of indemnity remaining under the ***Underlying Policy(ies)***.

4.2 In the event of there being no indemnity available under the ***Underlying Policy(ies)*** by reason of the complete erosion of the ***Underlying Limit*** (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply), the remaining limits available under this ***Policy*** shall, subject to the ***Limit of Liability*** and to the other terms, conditions and limitations of this ***Policy***, continue for subsequent ***Loss*** as primary insurance and, in that event, any retention, excess or deductible and the remainder of any ***Sublimit*** specified in the ***Primary Policy*** shall apply under this ***Policy*** in respect of ***Loss***.

5. Notification

Any notification to the ***Primary Policy*** of a ***Claim*** or ***Circumstance*** which is required to be given in accordance with the terms and conditions of the ***Primary Policy*** shall also be given to the ***Insurers*** in writing by way of the party identified at Item 7 of the ***Schedule***. Such notice shall constitute notice to all ***Insurers***.

6. Claims Participation

6.1 The ***Insurers*** shall have no liability to pay costs and expenses incurred by or on behalf of the ***Insured*** unless their consent to the incurring of such costs and expenses has first been obtained, such consent not to be unreasonably delayed or withheld.

6.2 No settlement of a claim brought by a third party shall be effected by or on behalf of the ***Insured*** for such a sum as will require payment by ***Insurers*** under this ***Policy*** unless the consent of the ***Insurers*** has first been obtained, such consent not to be unreasonably delayed or withheld.

7. Cancellation and Termination

This ***Policy*** may be terminated or cancelled or shall become automatically terminated or cancelled in the same manner and on the same basis or bases as the ***Primary Policy***. However, breach by the ***Insured*** of any obligation to pay premium in respect of the ***Primary Policy*** or in respect of any other of the ***Underlying Policy(ies)*** shall not entitle the ***Insurers*** to terminate or cancel this ***Policy***.

8. Recoveries

Where, following payment of ***Loss*** by ***Insurers***, recovery is effected, then such recovery, net of the expenses of its being effected, shall be distributed in the following order to the following parties:

(i) to the ***Insured*** or, to such extent, if any, as appropriate, to any insurer of a policy applying excess of this ***Policy***, but only to the extent (if any) by which such loss or liability (as applicable) exceeded the sum of the excess, deductible or retention of the ***Primary Policy***, the ***Underlying Limit*** and the amount paid hereunder; and,

(ii) if any balance remains following the application of (i) above, to the ***Insurers*** to the extent of the amount(s) paid by them hereunder in respect of ***Loss***; and,

(iii) if any balance remains following the application of (i) and (ii) above, to those, if any, entitled pursuant to the operation of the ***Underlying Policies*** to such extent, if any, of the entitlements conferred thereunder; and

For the avoidance of doubt, nothing in this ***Policy*** shall be construed as limiting or delaying the ***Insured's*** right to payment of any ***Loss*** hereunder until such time as it has effected any recovery.

9. Alteration

No material amendment to the terms of the ***Primary Policy*** shall apply in respect of this ***Policy*** unless and until agreed in writing by the ***Insurers***.

10. Reporting Period

Where the terms of the ***Primary Policy*** provide:

(i) the ***Insured*** with a period of time immediately following the policy period of the ***Primary Policy*** during which notice may be given to the insurers of the ***Primary Policy*** of any ***Claims*** or ***Circumstances***; and/or,

(ii) the right to purchase such a period,

then the ***Insured*** shall have the same period and/or right under this ***Policy*** in the same manner and on the same terms as those provided for in the ***Primary Policy*** except in relation to the premium payable (if any). The premium (if any) payable in respect of any such period available hereunder is set out in Item 9 of the ***Schedule***.

11. Governing Law and Jurisdiction

This insurance shall be governed by and construed in accordance with the laws of England and Wales and any dispute arising hereunder shall be subject to the exclusive jurisdiction of the courts of England and Wales.

12. Complaints

The ***Insurers*** aim to provide a high standard at all times but if the ***Insured*** is not satisfied with the service provided it should contact the following:

In respect of Lloyd's underwriters: the person(s) identified in Item 10(a) of the ***Schedule***.

In respect of ***Insurers*** other than Lloyd's underwriters, Willis Limited will provide the relevant details on request.

SPECIAL CANCELLATION CLAUSE

In the event that an Underwriter:

a) ceases underwriting; or

b) is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement; or

c) has its authority to carry on insurance business withdrawn,

d) has its financial strength rating reduced by A.M.Best's, Standard & Poor's or equivalent rating agency to less than A-.

the Insured may terminate that Underwriter's participation on this risk forthwith by giving notice and the premium payable to that Underwriter shall be pro rata to the time on risk. In the event there are any notified, reserved or paid losses or circumstances, premium shall be deemed fully earned. Any return of premium shall also be subject to a written full release of liability from the Insured.

NMA2975 (amended)
30/05/03

U.S. Terrorism Risk Insurance Act of 2002 as amended New & Renewal Business Endorsement

This Endorsement is issued in accordance with the terms and conditions of the "U.S. Terrorism Risk Insurance Act of 2002" as amended, as summarized in the disclosure notice.

In consideration of the premium paid, it is hereby noted and agreed with effect from inception that the Terrorism exclusion to which this Insurance is subject, shall not apply to any “insured loss” directly resulting from any "act of terrorism" as defined in the "U.S. Terrorism Risk Insurance Act of 2002", as amended ("TRIA").

The coverage afforded by this Endorsement is only in respect of any “insured loss” of the type insured by this Insurance directly resulting from an "act of terrorism" as defined in TRIA. The coverage provided by this Endorsement shall expire at 12:00 midnight December 31, 2027, the date on which the TRIA Program is scheduled to terminate, or the expiry date of the policy whichever occurs first, and shall not cover any losses or events which arise after the earlier of these dates. The Terrorism exclusion, to which this Insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism".

This Endorsement only affects the Terrorism exclusion to which this Insurance is subject. All other terms, conditions, insured coverage and exclusions of this Insurance including applicable limits and deductibles remain unchanged and apply in full force and effect to the coverage provided by this Insurance.

Furthermore the Underwriter(s) will not be liable for any amounts for which they are not responsible under the terms of TRIA (including subsequent action of Congress pursuant to the Act) due to the application of any clause which results in a cap on the Underwriter’s liability for payment for terrorism losses.

LMA5389

09 January 2020

WAR AND TERRORISM EXCLUSION ENDORSEMENT

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other sequence to the loss;

(1) war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or

(2) any act of terrorism.
For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organisation(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear.

This endorsement also excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to (1) and/or (2) above.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

NMA2918 (amended)
08/10/2001

U.S.A.

NUCLEAR INCIDENT EXCLUSION CLAUSE-LIABILITY-DIRECT (BROAD)

For attachment to insurances of the following classifications in the U.S.A., its Territories and Possessions, Puerto Rico and the Canal Zone:-
Owners, Landlords and Tenants Liability, Contractual Liability, Elevator Liability, Owners or Contractors (including railroad) Protective Liability, Manufacturers and Contractors Liability, Product Liability, Professional and Malpractice Liability, Storekeepers Liability, Garage Liability,
Automobile Liability
(including Massachusetts Motor Vehicle or Garage Liability), not being insurances of the classifications to which the Nuclear Incident Exclusion Clause-Liability-Direct (Limited) applies.

This policy* does not apply:-

I. Under any Liability Coverage, to injury, sickness, disease, death or destruction

(a) with respect to which an insured under the policy is also an insured under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability Underwriters or Nuclear Insurance Association of Canada, or would be an insured under any such policy but for its termination upon exhaustion of its limit of liability; or

(b) resulting from the hazardous properties of nuclear material and with respect to which
(1) any person or organization is required to maintain financial protection pursuant to the Atomic Energy Act of 1954, or any law amendatory thereof, or (2) the insured is, or had this policy not been issued would be, entitled to indemnity from the United States of America, or any agency thereof, under any agreement entered into by the United States of America, or any agency thereof, with any person or organization.

II. Under any Medical Payments Coverage, or under any Supplementary Payments Provision relating to immediate medical or surgical relief, to expenses incurred with respect of bodily injury, sickness, disease or death resulting from the hazardous properties of nuclear material and arising out of the operation of a nuclear facility by any person or organization.

III. Under any Liability Coverage, to injury, sickness, disease, death or destruction resulting from the hazardous properties of nuclear material, if

(a) the nuclear material (1) is at any nuclear facility owned by, or operated by or on behalf of, an insured or (2) has been discharged or dispersed therefrom;

(b) the nuclear material is contained in spent fuel or waste at any time possessed, handled, used, processed, stored, transported or disposed of by or on behalf of an insured; or

(c) the injury, sickness, disease, death or destruction arises out of the furnishing by an insured of services, materials, parts or equipment in connection with the planning, construction, maintenance, operation or use of any nuclear facility, but if such facility is located within the United States of America, its territories or possessions

or Canada, this exclusion (c) applies only to injury to or destruction of property at such nuclear facility.

IV. As used in this endorsement:

“**hazardous properties**” include radioactive, toxic or explosive properties; “**nuclear material**” means source material, special nuclear material or by-product material; “**source material**”, “**special nuclear material**”, and "**by-product material**" have the meanings given them in the Atomic Energy Act 1954 or in any law amendatory thereof; “**spent fuel**” means any fuel element or fuel component, solid or liquid, which has been used or exposed to radiation in a nuclear reactor; “**waste**” means any waste material (1) containing by-product material and (2) resulting from the operation by any person or organization of any nuclear facility included within the definition of nuclear facility under paragraph (a) or (b) thereof; “**nuclear facility**” means

(a) any nuclear reactor,

(b) any equipment or device designed or used for (1) separating the isotopes of uranium or plutonium, (2) processing or utilizing spent fuel, or (3) handling, processing or packaging waste,

(c) any equipment or device used for the processing, fabricating or alloying of special nuclear material if at any time the total amount of such material in the custody of the insured at the premises where such equipment or device is located consists of or contains more than
25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235,

(d) any structure, basin, excavation, premises or place prepared or used for the storage or disposal of waste, and includes the site on which any of the foregoing is located, all operations conducted on such site and all premises used for such operations; “**nuclear reactor**” means any apparatus designed or used to sustain nuclear fission in a self- supporting chain reaction or to contain a critical mass of fissionable material. With respect to injury to or destruction of property, the word “**injury**” or “**destruction**” includes all forms of radioactive contamination of property.

It is understood and agreed that, except as specifically provided in the foregoing to the contrary, this clause is subject to the terms, exclusions, conditions and limitations of the Policy to which it is attached.

*NOTE:- As respects policies which afford liability coverages and other forms of coverage in addition, the words underlined should be amended to designate the liability coverage to which this clause is to apply.

17/3/60
N.M.A. 1256

U.S.A.

RADIOACTIVE CONTAMINATION EXCLUSION CLAUSE -LIABILITY-DIRECT
(Approved by Lloyd's Underwriters' Non-Marine Association)

For attachment (in addition to the appropriate Nuclear Incident Exclusion Clause - Liability - Direct) to liability insurances affording worldwide coverage.

In relation to liability arising outside the U.S.A, its Territories or Possessions, Puerto Rico or the Canal Zone, this Policy does not cover any liability of whatsoever nature directly or indirectly caused by or contributed to by or arising from ionising radiations or contamination by radioactivity from any nuclear fuel or from any nuclear waste from the combustion of nuclear fuel.

13/2/64
N.M.A. 1477

All other terms, conditions and limitations of this Policy shall remain unchanged.

TIE-IN OF LIMITS ENDORSEMENT

Tie-in of limits between this Fidelity Fixed Income and Asset Allocation Funds Professional Policy and Fidelity Fixed Income and Asset Allocation Bond policy

All other terms and conditions remain unchanged.

SANCTIONS CLAUSE

No (re)insurer shall be deemed to provide cover and no (re)insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the (re)insurer or its' parent, to any sanction, prohibition or restriction implemented pursuant to resolutions of the United Nations or the trade and economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

LMA3100
15 September 2010

Cyber Risks Endorsement
(For use with Financial Institution Wordings)

A Loss (as defined in the Policy to which this endorsement is attached) due to an actual or alleged **Wrongful Act 1** (as defined in the Policy to which this endorsement is attached) arising out of a **Cyber Act** or a **Cyber Incident** will be payable subject to all of the terms, conditions, warranties and exclusions of this Policy or endorsed hereon.

Definitions

Computer System means any computer, hardware, software, communications system, electronic device (including, but not limited to, smart phone, laptop, tablet, wearable device), server, cloud or microcontroller including any similar system or any configuration of the aforementioned and including any associated input, output, data storage device, networking equipment or back up facility, owned or operated by the Insured or any other party.

Cyber Act means an unauthorised, malicious or criminal act or series of related unauthorised, malicious or criminal acts, regardless of time and place, or the threat or hoax thereof involving access to, processing of, use of or operation of any **Computer System.**

Cyber Incident means:

i) any error or omission or series of related errors or omissions involving access to, processing of, use of or operation of any **Computer System**; or

ii) any partial or total unavailability or failure or series of related partial or total unavailability or failures to access, process, use or operate any **Computer System**.

LMA5477

13 November 2020

SERVICE OF SUIT CLAUSE (U.S.A.)

It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon, at the request of the Assured (or Reinsured), will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters' rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another Court as permitted by the laws of the United States or of any State in the United States. It is further agreed that service of process in such suit may be made upon Lloyd's America, Inc. Attention Legal Department 280 Park Avenue, East Tower, 25th Floor New York, NY 10017 and that in any suit instituted against any one of them upon this contract, Underwriters will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

The above-named are authorized and directed to accept service of process on behalf of Underwriters in any such suit and/or upon the request of the Assured (or Reinsured) to give a written undertaking to the Assured (or Reinsured) that they will enter a general appearance upon Underwriters' behalf in the event such a suit shall be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Assured (or Reinsured) or any beneficiary hereunder arising out of this contract of insurance (or reinsurance), and hereby designate the above-named as the person to whom the said officer is authorized to mail such process or a true copy thereof.

N.M.A. 1998 (24/4/86)

All other terms, conditions and limitations of this Policy shall remain unchanged.

PREMIUM PAYMENT CLAUSE

Notwithstanding any provision to the contrary within this contract or any endorsement hereto, in respect of non payment of premium only the following clause will apply.

The (Re)Insured undertakes that premium will be paid in full to (Re)Insurers by **30 August 2024**.

If the premium due under this contract has not been so paid to (Re)Insurers by **30 August 2024** (Re)Insurers shall have the right to cancel this contract by notifying the (Re)Insured via the broker in writing. In the event of cancellation, premium is due to (Re)Insurers on a pro rata basis for the period that (Re)Insurers are on risk but the full contract premium shall be payable to (Re)Insurers in the event of a loss or occurrence prior to the date of termination which gives rise to a valid claim under this contract.

It is agreed that (Re)Insurers shall give not less than 15 days prior notice of cancellation to the (Re)Insured via the broker. If premium due is paid in full to (Re)Insurers before the notice period expires, notice of cancellation shall automatically be revoked. If not, the contract shall automatically terminate at the end of the notice period.

If any provision of this clause is found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability will not affect the other provisions of this clause which will remain in full force and effect.

30/09/08
LSW3001

NMA LINES CLAUSE

This Insurance, being signed for USD 5,000,000 part of USD 50,000,000 insures only that proportion of any loss, whether total or partial, including but not limited to that proportion of associated expenses, if any, to the extent and in the manner provided in this Insurance.

The percentages signed in the Table are percentages of 100% of the amount(s) of Insurance stated herein.

NMA 2419

2. INFORMATION

INFORMATION:

This section details the information that was provided to Insurers to support the assessment of the risk at the time of underwriting.

Where it is required to provide exposure information it is recommended that this should follow the ACORD exposure schedule standard which can be found at www.acord.org

Insured:	**Fidelity Fixed Income and Asset Allocation Funds.** **Excess Professional Liability and Management Liability**
Type of Insurance	**Insurance**
Policy Period:	**01 July 2024 to 01 July 2025**

INFORMATION

- FMR Funds 17g Listing March 2024
- Open Claims Report 051324

3. SECURITY DETAILS

(RE)INSURER'S LIABILITY:

(RE)INSURERS LIABILITY CLAUSE

(Re)insurer’s liability several not joint

The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer. Nor is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (re)insurer (or, in the case of a Lloyd’s syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning “signing” below.

In the case of a Lloyd’s syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member’s proportion. A member is not jointly liable for any other member’s proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd’s, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd’s syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd’s, at the above address.

Proportion of liability

Unless there is “signing” (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd’s syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its “written line”. Where this contract permits, written lines, or certain written lines, may be adjusted (“signed”).

In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd’s syndicate, the total of the proportions underwritten by all the members of the syndicate taken together). A definitive proportion (or, in the case of a Lloyd’s syndicate, the total of the proportions underwritten by all the members of a Lloyd’s

syndicate taken together) is referred to as a "signed line". The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to "this contract" in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

21/6/07
LMA3333

ORDER HEREON: USD 5,000,000 part of USD 50,000,000

BASIS OF WRITTEN LINES: Percentage of Whole.

NMA 2419 – Lines Clause as attached

BASIS OF SIGNED LINES: Percentage of Whole

SIGNING PROVISIONS: In the event that the written lines hereon exceed 100% of the order, any lines written "to stand" will be allocated in full and all other lines will be signed down in equal proportions so that the aggregate signed lines are equal to 100% of the order without further agreement of any of the (re)insurers.

However:

a) in the event that the placement of the order is not completed by the commencement date of the period of (re)insurance then all lines written by that date will be signed in full;

b) the signed lines resulting from the application of the above provisions can be varied, before or after the commencement date of the period of (re)insurance, by the documented agreement of the (re)insured and all (re)insurers whose lines are to be varied. The variation to the contracts will take effect only when all such (re)insurers have agreed, with the resulting variation in signed lines commencing from the date set out in that agreement.

WRITTEN LINES

MODE OF EXECUTION CLAUSE

This contract and any changes to it may be executed by:

a. electronic signature technology employing computer software and a digital signature or digitiser pen pad to capture a person's handwritten signature in such a manner that the signature is unique to the person signing, is under the sole control of the person signing, is capable of verification to authenticate the signature and is linked to the document signed in such a manner that if the data is changed, such signature is invalidated;
b. a unique authorisation provided via a secure electronic trading platform
c. a timed and dated authorisation provided via an electronic message/system;
d. an exchange of facsimile/scanned copies showing the original written ink signature of paper documents;
e. an original written ink signature of paper documents (or a true representation of a signature, such as a rubber stamp).;

The use of any one or a combination of these methods of execution shall constitute a legally binding and valid signing of this contract. This contract may be executed in one or more of the above counterparts, each of which, when duly executed, shall be deemed an original.

In a co-insurance placement following (re)insurers may, but are not obliged to, follow the premium charged by the lead (re)insurer. (Re)insurers may not seek to guarantee for themselves terms as favourable as those which others subsequently achieve during the placement. It is the responsibility of each (Re)insurer subscribing to this contract to ensure that they are appropriately licenced to underwrite this contract in the territories described herein and can also discharge their relevant Insurance Premium Tax obligations.

UMR: B080113013P24
Insured: Fidelity Fixed Income and Asset Allocation Funds
Written % **Signed and Dated Stamp Incorporating Underwriting Reference**

Details of variation(s) to the contract applying to the above Insurer only:

Premium:
the policy period
Brokerage: **%**
SMB: **%**

4. SUBSCRIPTION AGREEMENT

SLIP LEADER: Mosaic Syndicate Services Limited

BUREAU LEADER: If applicable, as stated here (which takes precedence) or in PPL written lines; otherwise as appointed by default to whichever Bureau Leaders has the largest signed line and, in the event of there being more than one of those, whichever Bureau Leader entered the contract on PPL the earliest of them.

Not applicable unless completed here.

Lloyds Leader:

LIRMA Leader:

ILU Leader:

BASIS OF AGREEMENT TO CONTRACT CHANGES: GUA (Version 2.0 February 2014) with Non-Marine Schedule - October 2001

A. In respect of each (re)insurer which at any time has the ability to send and receive ACORD messages via the Exchange:

i. Any contract change will be submitted by Willis Limited for agreement via an 'ACORD message';

ii. any contract change which requires notification will be notified by Willis Limited via an 'ACORD message';

iii. It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), such agreement of any contract change will be confirmed by each such (re)insurer via an appropriate 'ACORD message'. For the avoidance of any doubt, no further duty of disclosure arises in relation to any such confirmation.

B. In respect of each (re)insurer who does not have the ability to send and receive ACORD messages via the Exchange:

i. It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), any such

contract change will be submitted/notified by Willis Limited electronically via email or other electronic means;

ii. Such binding agreement of any contract change will be confirmed by each such (re)insurer via email or other electronic means. For the avoidance of any doubt, no further duty of disclosure arises in relation to any such confirmation.

Where there is a requirement for any wording to be agreed this is to be agreed by the Slip Leader only.

The Slip Leader is to determine whether amendments to the wording fall into part one, part two or part three of the GUA schedule.

The period of this contract may be extended for up to one calendar month at expiry, at terms to be on agreed by Slip Leader only.

The following clause is applicable to insurance risks which are eligible for TRIA.

TRIA NOTICE CLAUSE

Authority is hereby given to the Slip Leader to issue notice to Insured(s) as required by the U.S. Terrorism Risk Insurance Act of 2002 on behalf of all insurers hereon.

Where differing premium and/or broker remuneration and deductions terms apply to subscribing (re)insurers to this contract and the contract is subsequently subject to any form of additional/return premium, it is hereby agreed that the original premium and/or broker remuneration and deductions proportions shall be applied to such additional/return premium unless specifically stipulated to be otherwise in the endorsement.

OTHER AGREEMENT PARTIES FOR CONTRACT CHANGES, FOR PART 2 GUA CHANGES ONLY:

Where no other agreement parties for contract changes are stated herein, the agreement party will be the Slip Leader only.

OTHER AGREEMENT PARTIES FOR CONTRACT CHANGES, FOR THEIR PROPORTION ONLY:

Where no other agreement parties for contract changes are stated herein, the agreement party will be the Slip Leader only.

BASIS OF CLAIMS AGREEMENT:

As specified under the CLAIMS AGREEMENT PARTIES section of this Contract and to be managed in accordance with:

i. The SINGLE CLAIMS AGREEMENT PARTY ARRANGEMENT – LMA9150 [as below] for claims or circumstances assigned as Single Claims Agreement Party Claims (SCAP Claims) or, where it is not applicable, then the following shall apply as appropriate:-

ii. The Lloyd's Claims Scheme (combined) or as amended or any successor thereto.

(N.B. The applicable Lloyd's Claims Scheme/part will be determined by the rules and scope of the Schemes(s))

iii. IUA claims agreement practices.

iv. The practices of any company(ies) electing to agree claims in respect of their own participation.

The applicable arrangements (scheme, agreement or practices) will be determined by the rules and scope of said arrangements and should be referred to as appropriate.

Single Claims Agreement Party Arrangements

1 Single Claims Agreement Party

1.1 Scope

All claims having, or circumstances assessed by the SLIP LEADER as having, a **Claim Amount** at or below GBP250,000 or currency equivalent (the **Threshold Amount**) will be designated a Single Claims Agreement Party Claim (**SCAP Claim**) and will be managed within the terms of these Single Claims Agreement Party Arrangements (these **Arrangements**). For the purposes of these **Arrangements** the SLIP LEADER must be: (a) an authorised person (as defined in Section 31 of the Financial Services and Markets Act 2000) with permission to effect and/or carry out contracts of insurance; or (b) a Member of Lloyd's.

1.2 Exceptions

Where:

1.2.1 the **Claim Amount** is more than, or, in the assessment of the SLIP LEADER, is likely to be more than, the **Threshold Amount**; and/or

1.2.2 after making further enquiries, there remains insufficient information to form a view on the likely quantum of any circumstance or claim and in the SLIP LEADER'S assessment, there

is a material risk that the quantum will ultimately exceed the **Threshold Amount**; and/or

1.2.3 issues arise of fraud or avoidance (either under the Insurance Act 2015 or otherwise) or there are allegations against (re)insurers of regulatory breach which may result in regulatory action being taken against (re)insurers, or actionable allegations of improper claims handling have been made in respect of the claim at issue, or, in the assessment of the SLIP LEADER, such issues are likely to arise in connection with a claim; and/or

1.2.4 in the assessment of the SLIP LEADER a claim is, or is likely to become, controversial or complex, or is likely to become subject to **Dispute Resolution Proceedings**,

such claims or circumstances shall be managed in accordance with the provisions of the applicable BASIS OF CLAIMS AGREEMENT.

2. Slip Leader Responsibilities

2.1 Receipt of a Claim

Upon receiving a notification of a claim or circumstance, the SLIP LEADER shall, as soon as practicable, reasonably assess and decide, based on all the relevant circumstances (including but not limited to the **Claims Information**), whether such claim or circumstance is a **SCAP Claim** and notify the Broker accordingly with instructions for it to advise this decision to all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section.

2.2 Role of the Slip Leader

A **SCAP Claim** shall be **Determined** by the SLIP LEADER on behalf of itself and all (re)insurers which subscribe: (1) to this **Contract** on the same contractual terms (other than premium and brokerage); and (2) to these **Arrangements** (**Subscribing (Re)Insurers**).

When Determining a **SCAP Claim**, including where the SLIP LEADER may have delegated the **Determination** of a **SCAP Claim**, the SLIP LEADER must always:

2.2.1 act in good faith and exercise the reasonable care of a competent (re)insurer; and

2.2.2 act in the best interest of all **Subscribing (Re)Insurers** on whose behalf it acts; and

2.2.3 comply with all laws, sanctions regimes, regulations and related guidance (including, but not limited to, those issued by Lloyd's, the Financial Conduct Authority and/or the Prudential Regulation Authority) as may be applicable to the **Determination** of a **SCAP Claim** and to which the SLIP LEADER is subject, including, but not limited to conduct of business rules requiring (re)insurers to treat customers fairly (if applicable in that jurisdiction); and

2.2.4 notify either directly or via the Broker, all **Subscribing (Re)Insurers** of any **Dispute Resolution Proceedings** commenced against them.

For the avoidance of doubt, the SLIP LEADER shall have no obligations or liability to any (re)insurer, other than a **Subscribing (Re)Insurer**, arising out of or in any way connected with the **Determination** of a **SCAP Claim**.

2.3 Reassigning Claims

Where during the life of a **SCAP Claim** any of the provisions of clause 1.2 apply, the SLIP LEADER shall:

2.3.1 reassign the **SCAP Claim** to the claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section; and

2.3.2 notify the Broker accordingly with instructions for it to advise all applicable claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

The SLIP LEADER may, at any time, reassign a **SCAP Claim** outside of these **Arrangements** if having due regard to the available **Claims Information**, all relevant circumstances and its ability to act in accordance with clauses 2.2.1 to 2.2.3 inclusive, it considers that this assignment would be appropriate, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

The Broker may also, at any time, reassign a **SCAP Claim** outside of these **Arrangements** and to the provisions of the

applicable BASIS OF CLAIMS AGREEMENT by advising all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section.

Where a **SCAP Claim** has been reassigned outside of these **Arrangements**, it may not, without the consent of all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section, be reassigned as a **SCAP Claim**.

Notwithstanding clauses 1.2.1 and 1.2.2 but without prejudice to any other right or requirement to (re)assign a **SCAP Claim** outside of these **Arrangements**, where the exchange rate between Sterling and the currency in which the **SCAP Claim** has been made fluctuates after the conversion date stated in A of the CLAIMS AGREEMENT PARTIES section such that the Sterling value of the claim exceeds the **Threshold Amount**, the claim shall not cease to be a **SCAP Claim** by reason of the currency fluctuation alone.

2.4 Delegation of Determination

The SLIP LEADER may delegate its **Determination** of a SCAP Claim to another entity.

Despite its right to delegate the **Determination** of a **SCAP Claim** pursuant to these **Arrangements** the SLIP LEADER shall remain responsible for all acts and omissions of the delegate and the acts and omissions of those employed or engaged by the delegate as if they were its own.

2.5 Processing Claims

The SLIP LEADER shall ensure that all supporting information has been properly documented prior to payment of the claim and that such records are kept for a period of no less than seven years after closure, subject always to the requirements of applicable laws (including but not limited to those applicable to the processing of personal data and privacy).

3. Broker Responsibilities

Notwithstanding the application of these **Arrangements**, the Broker shall advise all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section of any or all of the following matters or events, where known, as soon as practicable:

3.1 any new claim or circumstance assigned as a **SCAP Claim**;
3.2 any recommended reserve or reserves for a **SCAP Claim**;
3.3 any revision to the recommended reserve or reserves for a **SCAP Claim**;

3.4 any change in the assignment of a **SCAP Claim**;
3.5 the receipt of notice of the commencement of any **Dispute Resolution Proceedings** relating to a **SCAP Claim**;
3.6 the final **Determination** of a **SCAP Claim**, including where a **SCAP Claim** is denied;
3.7 any receipt of a complaint against (re)insurers;
3.8 any termination of the SLIP LEADER's authority to **Determine** claims under clauses 4.1 to 4.3 inclusive; and/or
3.9 where so requested by the SLIP LEADER, the identity and participation of all **Subscribing (Re)Insurers**.

A **Subscribing (Re)Insurer** may request the SLIP LEADER and/or Broker to provide such further information as it may reasonably require and the SLIP LEADER and Broker shall co-operate fully with any such request.

4. Termination of the SLIP LEADER's Authority

In the event that the SLIP LEADER:

4.1 becomes the subject of voluntary or involuntary rehabilitation or liquidation, action in bankruptcy or similar or in any way otherwise acknowledges its insolvency or is unable to pay its debts or losses; or

4.2 has its right to transact the main class of business covered by the slip withdrawn, suspended, removed or made conditional or impaired in any way by any regulatory authority; or

4.3 ceases to be either: (a) an authorised person (as defined in Section 31 of the Financial Services and Markets Act 2000) with permission to effect and/or carry out contracts of insurance; or (b) a member of Lloyd's,

the authority of that SLIP LEADER to **Determine** all **SCAP Claims** shall automatically terminate from the date of that event, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

5 Professional Advisers

5.1 The SLIP LEADER has the sole authority to appoint and instruct an independent, external, professional adviser (which may include, but is not limited to, a lawyer, loss adjuster, surveyor, actuary or accountant) on behalf of **Subscribing (Re)Insurers** where, in its sole discretion, it considers the professional adviser necessary for the **Determination** of a claim. The SLIP LEADER shall

supervise the professional adviser throughout the period of their appointment.

5.2 A professional adviser appointed in connection with a **SCAP Claim** pursuant to clause 5.1 above may, at the SLIP LEADER's discretion, be instructed to send all reports and correspondence directly to the SLIP LEADER. The professional adviser's fees shall be agreed by the SLIP LEADER. The fees of the professional adviser shall be shared between the **Subscribing (Re)Insurers** in accordance with their respective shares of the **SCAP Claim**.

6 Claims Concerns

If a **Subscribing (Re)Insurer** has a concern regarding the handling of a **SCAP Claim** by the SLIP LEADER it shall notify the SLIP LEADER of its concern. The SLIP LEADER and the **Subscribing (Re)Insurer** which has raised the concern shall promptly confer and use their best endeavours to resolve the concern. If any disagreement remains after a period of 28 days from the date on which the concern was notified to the SLIP LEADER, the authority of the SLIP LEADER to **Determine** the **SCAP Claim** to which the concern relates shall terminate, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

7 Intra-(Re)Insurer Dispute Resolution Protocols

Before a **Subscribing (Re)Insurer** (Claimant) can bring a legal claim against the SLIP LEADER in relation to the **Determination** of a **SCAP Claim** or for an alleged breach of its obligations under these **Arrangements**, it must first attempt to resolve the dispute (**Dispute**) as follows:

7.1 The **Claimant** shall notify the SLIP LEADER that it is commencing the **Dispute Resolution Protocols** prescribed in this clause 7.

7.2 The **Dispute** shall first be referred to representatives of the SLIP LEADER and of the **Claimant** who shall meet in a good faith effort to resolve the **Dispute**. If a resolution is not achieved within 21 days from the date the **Dispute** was referred to these individuals, the matter shall be escalated to a member of senior management responsible for claims, for each of the **Claimant** and SLIP LEADER, who shall attempt to resolve the **Dispute**.

7.3 If the **Dispute** has not been resolved within 28 days from the date upon which it is referred to senior management, then the **Claimant** and SLIP LEADER shall enter into a mediation agreement in the form prescribed by the LMA and IUA. If the resulting

mediation fails to resolve the **Dispute**, then the **Dispute** shall be settled by arbitration in accordance with clause 7.4, provided always that the decision to commence an arbitration must be taken by the senior management of the **Claimant** in question.

7.4 All arbitrations arising out of or in connection with a **Dispute** shall be referred to arbitration under ARIAS Fast Track Arbitration Rules. The seat of arbitration shall be London.

8 Limitation of Liability

8.1 The total liability, whether in contract, in tort (including but not limited to negligence), breach of fiduciary duty, breach of statutory duty or otherwise, of a SLIP LEADER to all **Subscribing (Re)Insurers** on whose behalf it has acted, or is acting, under these **Arrangements** shall not exceed GBP 500,000 in respect of any one **SCAP Claim** (**Liability Cap**).

8.2 If the aggregate liability of a SLIP LEADER in respect of any one **SCAP Claim** would exceed the **Liability Cap**, the **Subscribing (Re)Insurers** shall each be entitled to be paid only a share of the **Liability Cap** calculated in proportion to the share of the (re)insurance underwritten by each **Subscribing (Re)Insurer** (excluding for the purposes of this clause any share underwritten by the SLIP LEADER).

8.3 A SLIP LEADER shall not be liable for loss of profits, loss of business, loss of use (in each case whether direct or indirect) or any other indirect, special, or consequential damages alleged to have been suffered by a **Subscribing (Re)Insurer** arising out of its breach of the terms of these **Arrangements**.

8.4 Notwithstanding clause 8.3 but subject always to clauses 8.1, 8.2 and 8.5, nothing in this clause 8 is intended to exclude the SLIP LEADER'S liability to the **Subscribing (Re)Insurers** in respect of damages payable by the **Subscribing (Re)Insurers** to the (re)insured, in addition to the Claim Amount, arising from the mishandling of a **SCAP Claim** by the SLIP LEADER, its agents or employees, where such mishandling gives rise to an actionable claim for damages against **Subscribing (Re)Insurers**.

8.5 Nothing in these **Arrangements** shall exclude, restrict or limit with respect to the handling of a **SCAP Claim** a SLIP LEADER's liability for: (1) fraud or fraudulent misrepresentation; (2) death or personal injury caused by its negligence or the negligence of its employees or agents; or (3) any matter in respect

of which it would be unlawful to exclude or restrict liability.

9 Choice of Law and Jurisdiction

Notwithstanding any other choice of law, express or implied in the contract of (re)insurance, the provisions of these **Arrangements** shall be construed and governed in accordance with the Laws of England and Wales and the **Subscribing (Re)Insurers** submit to the exclusive jurisdiction of the Courts of England and Wales.

10 Exclusions

10.1 The following types of business (and applicable risk codes for Lloyd's) are excluded from these **Arrangements**:

10.1.1 Binding Authorities;

10.1.2 Proportional & Quota Share Treaties.

10.2 The following forms of settlement are excluded from these Arrangements:

10.2.1 ex gratia payments of any kind;

10.2.2 commutation agreements.

Definitions

In these **Arrangements**, unless the context otherwise requires, the following words shall have the following meanings:

Claim Amount means:

- in relation to each **SCAP Claim**, the total amount claimed (after the application of any applicable deductible(s));or

- in relation to a circumstance, the total amount which, in the judgement of the SLIP LEADER, may be claimed (after the application of any applicable deductible(s)),

- by the (re)insured from all (re)insurers under the **Contract** including, but not limited to, any of their expenses or other sums that are recoverable from the (re)insurers under the **Contract** pursuant to the terms of the (re)insurance. The Claim Amount shall exclude any costs incurred by the (re)insurers arising out of, or in connection with the handling of a **SCAP Claim**.

Claims Information means the information contained within a notification or provided by the (re)insured or its agent in relation to a **SCAP Claim**. It also includes all information obtained by the SLIP LEADER or provided by any **Professional Adviser** employed by (re)insurers.

Contract means, for the purposes of these **Arrangements**, (re)insurance evidenced by (re)insurers subscribing to a single Market Reform Contract and where all (re)insurers participate on the same contractual terms and conditions (other than premium and brokerage).

Determination/Determine means all claims handling activities necessary (including the appointment and instruction of any **Professional Advisers**) in order to: (i) accept or deny a **SCAP Claim**, in whole or in part; (ii) agree any amount payable and (iii) resolve finally any open matter in respect of the **SCAP Claim** by agreement or, negotiation.

Dispute Resolution Proceedings means any litigation, arbitration, mediation, regulatory hearing (other than before an ombudsman) or other contested proceeding commenced by or against **Subscribing (Re)Insurers** in any jurisdiction.

LMA9150
01 February 2018

CLAIMS AGREEMENT PARTIES:

A. Claims falling within the scope of the (LMA9150) to be agreed by Slip Leader only on behalf of all (re)insurers subscribing (1) to this Contract on the same contractual terms (other than premium and brokerage) and (2) to these Arrangement.

For the purposes of calculating the Threshold Amount, the sterling rate on the date that a financial value of the claim is first established by the Slip Leader shall be used and the rate of exchange shall be the Bank of England spot rate for the purchase of sterling at the time of the deemed conversion.

B. For all other claims:

i) For Lloyd's syndicates:

The leading Lloyd's syndicate and, where required by the applicable Lloyd's Claims Scheme, the second Lloyd's syndicate.

The second Lloyd's Syndicate, unless designated here or elsewhere in the contract otherwise as appointed by default to whichever Lloyd’s syndicate has the largest signed line and, in the event of there being more than

one of those, whichever Lloyd's syndicate entered the contract on PPL the earliest of them.

....

ii) Those companies acting in accordance with the IUA claims agreement practices, excepting those that may have opted out via iii) below

iii) Those companies that have specifically elected to agree claims in respect of their own participation.

iv) All other subscribing insurers that are not party to the Lloyd's/IUA claims agreement practices, each in respect of their own participation.

v) Notwithstanding anything contained in the above to the contrary, any ex gratia payments to be agreed by each (re)insurer for their own participation.

CLAIMS ADMINISTRATION:

Willis Limited and (re)insurers agree that any claims hereunder (including any claims related costs/fees) will be notified and administered via the Electronic Claims File (ECF) with any payment(s) processed via CLASS, unless both parties agree to do otherwise.

Where claims or circumstances are not administered via ECF, notification, administration and payment(s) will be electronic.

Where a Lloyd's syndicate or IUA company is not an agreement party to the claim or circumstance (per CLAIMS AGREEMENT PARTIES A. above) they agree to accept correct ECF sequences for administrative purposes to ensure information is circulated to all subscribing parties.

Willis Limited are authorised to obtain translations of claims documents on behalf of insurers, with Insurers' associated costs being payable by Insurers as provided for under Expert(s) Fees Collection heading.

For Non Bureaux Insurers only

Claims settlement to be remitted to Willis Limited (unless otherwise specified within the contract) within 7 working days after agreement of claim by Slip Leader and submission of collection to market(s).

RULES AND EXTENT OF ANY OTHER DELEGATED CLAIMS AUTHORITY:	None Where the Claims Agreement Parties hereunder have delegated authority to a third party, then all insurers will follow the settlements of the appointed third party.
EXPERT(S) FEES COLLECTION:	In respect of Expert(s) Fees payable by (re)insurers for services performed on their behalf, an appointed Service Provider to provide all collection and disbursement services on behalf of (re)insurers in conjunction with, whenever appropriate, Xchanging in respect of any bureau markets. In respect of Expert(s) Fees payable by (re)insurers for services performed on behalf of the (re)insured Willis Limited to collect fees.
SETTLEMENT DUE DATE:	30 August 2024 In the absence of a Settlement Due Date, a Premium Payment Warranty or a Premium Payment Clause which automatically cancels the contract if premium payment is not paid by a specified date, the Settlement Due Date will be calculated by granting 60 days (or 90 days in respect of reinsurance) from whichever is the later of either: 1) the inception date of the risk or 2) the date on which the final (Re)insurer agreement is obtained In the event the details contained within the contract (MRC) differ from those shown in any electronic trading platform, it is understood and agreed that the contract (MRC) shall take precedence.
INSTALMENT PREMIUM PERIOD OF CREDIT:	Not applicable unless detailed here.
ADJUSTMENT PREMIUM PERIOD OF CREDIT:	Not applicable unless detailed here.
BUREAUX ARRANGEMENTS:	**Premium Processing Clause** Where the premium is to be paid through Xchanging Ins-sure Services (XIS), payment to Insurers will be deemed to occur on the day that a delinked premium is released for settlement by the Appointed Broker or in the case of non-delinked premiums, on the day that the error-free Premium Advice Note (PAN) is submitted to XIS.

Where premiums are to be paid by instalments under the Deferred Account Scheme, and the Appointed Broker does not receive the premium in time to comply with the agreed settlement date for the second or subsequent instalment, the Appointed Broker, if electing to suspend the automatic debiting of the relevant deferred instalment, shall advise the Slip Leader in writing and instruct XIS accordingly. XIS shall then notify Insurers. Payment to any entity within the same group of companies as the Appointed Broker will be deemed to be payment to the Appointed Broker.

Nothing in this clause shall be construed to override the terms of any Premium Payment Warranty or Clause or any Termination or Cancellation provision contained in this contract. Furthermore, any amendment to the Settlement Due Date of a premium instalment as a result of the operation of this Premium Processing Clause shall not amend the date that such instalment is deemed to be due for the purposes of such Premium Payment Warranty or Clause or Termination or Cancellation provision unless Insurers expressly agree otherwise.

Appointed Broker : Willis Limited

LSW3003
14/12/09

Xchanging Ins-sure Services (XIS) are authorised to sign premium, de-linked or otherwise, from individual insureds, cedants, territories, insurers or class of business sections separately as and when received from Willis Limited.

In the event that any applicable premium payment warranty, clause or condition has a different due date to the settlement due date, XIS are hereby authorised to amend the settlement due date to match the premium payment warranty, clause or condition due date. This agreement shall be binding on all bureau insurers.

Insurers hereby agree that any premium payable in instalments under this contract will be processed as delinked additional premium entries other than when submitted under the Deferred Account Scheme.

Where any Settlement Due Date (SDD), Premium Payment Warranty (PPW) or Premium Payment Condition (PPC) due date falls on a weekend or public holiday, presentation to XIS or insurers hereon or release for settlement of a delinked premium as applicable on the next working day will be deemed to be in compliance with such SDD, PPW or PPC.

Where Premium Transfers have been completed any additional/return premiums due thereafter will be paid/deducted from the last Year of Account unless advised differently by (re)insurers.

Agreed to accept currency rate of exchange adjustments as presented to XIS bearing evidence of Insured payment / settlement.

For signing purposes XIS agree to accept netted down premiums (being both gross and net) as presented by Willis Limited.

All premium related transactions shall be settled in the same currency as indicated in this contract and all claims related transactions, including fees and expenses shall be paid in any appropriate currency as requested by the Insured, expert or adjuster, providing:

Where the currency(ies) is not a currency nominated by Lloyd's, IUA or XIS as a settlement currency, or where one or more XIS Underwriter does not transact business in a nominated XIS settlement currency or where all or part of the Lloyd's premium is to be settled in US Dollars (USD) for US or Canadian Trust Fund purposes, then all transactions will be converted into Pounds Sterling (GBP), US Dollars (USD) or Euro (EUR), as specified by Willis Limited, at the applicable rate of exchange which shall be determined by:

a) the date of receipt by Willis Limited for premiums
b) the date of payment to the client for claims and return premiums or as agreed by the Slip Leader.

XIS are authorised to:

- issue For Declaration Only (FDO) signings (to allow prompt policy signing and notification of claims via ECF, where necessary).

Insurers agree to allow delinked signings to be removed on Broker instruction only, subject to evidence that insurers have been advised by the Broker that it has been unable to collect the premium.

Tax Schedules and other documentation supporting premium calculation included within submissions to XIS are deemed informational documents only and do not form part of the contract nor require underwriter agreement.

For the purpose of policy production only references to “Slip Leader” and “Slip Leader only” herein are deemed to read “Insurers”.

NON-BUREAUX ARRANGEMENTS:

Insurers agree to accept premium from individual insureds, cedants, territories or class of business sections separately as and when received from Willis Limited.

In the event that any applicable premium payment warranty, clause or condition has a different due date to the settlement due date, insurers hereby agree the settlement due date is amended to match the premium payment warranty, clause or condition due date. This agreement shall be binding on all non-bureau insurers.

Premium included in the next Statement of Account dispatched electronically after SDD shall be deemed to meet Premium Payment Terms. This does not supersede priority payments nor special payment terms nor specifically agreed payment and currency terms stated in this contract.

Notwithstanding anything to the contrary contained herein, premium due in respect of this contract that is available for settlement and presented to (re)insurers in a Technical Account (TA) ACORD message on or before the PPW, PPC or SDD date shall be deemed to satisfy said Premium Payment Terms. (Re)insurers are responsible for the Business Acceptance (BA) of each Technical Account (TA) to enable funds to be included within the next e-Accounting Financial Account (FA) ACORD message.

Agreed to accept currency rate of exchange adjustments as presented to insurers bearing evidence of Insured payment / settlement.

All premium related transactions shall be settled in the same currency as indicated in this contract and all claims related transactions, including fees and expenses shall be paid in any appropriate currency as requested by the Insured, expert or adjuster, providing:

Where the currency(ies) is not a currency nominated by insurers or Willis Limited as a settlement currency, then all transactions will be converted into Pounds Sterling (GBP), US Dollars (USD) or Euro (EUR), as specified by Willis Limited, at the applicable rate of exchange which shall be determined by:

a) the date of receipt by Willis Limited for premiums
b) the date of payment to the client for claims and return premiums or as agreed by the Slip Leader.

Settlements in respect of any Canadian interest will be converted, where necessary, into US Dollars (USD) or Canadian Dollars (CAD) for payment to insurers at the applicable rate of exchange determined by the date of premium receipt by Willis Limited.

5. FISCAL AND REGULATORY

TAX PAYABLE BY INSURER(S):	None.
COUNTRY OF ORIGIN:	United States of America
REGULATORY RISK LOCATION:	United States of America
OVERSEAS BROKER:	Willis Towers Watson Northeast, Inc. 75 Arlington Street, Floor 10, Boston, MA 02199 United States of America
US CLASSIFICATION:	US Surplus Lines
ALLOCATION OF PREMIUM TO CODING:	F2 (PI E&O for Fin Institutions INC USA) - 80% D4 (D&O for Financial Institutions INC USA) – 19% 7T- 1% In the event the details contained within the contract (MRC) differ from those shown in any electronic trading platform, it is understood and agreed that the contract (MRC) shall take precedence.
REGULATORY CLIENT CLASSIFICATION:	Commercial - Large Risk

6. BROKER REMUNERATION AND DEDUCTIONS

FEE PAYABLE BY CLIENT?:	Yes
TOTAL BROKERAGE:	Nil
OTHER DEDUCTIONS FROM PREMIUM :	Nil

SECURITY DETAILS

REFERENCES

UMR (Unique Market Reference): B080113013P24

Date contract printed to PDF: 13:36 17 July 2024

SIGNED UNDERWRITERS

Mosaic Syndicate Services Limited / Asta Europe SRL trading as Mosaic Europe **Slip Leader**

P	F	I	2	1	7	3	4	2	4	A	A			

100%
Written

100%
Signed

20:58 16 July 2024
Mosaic Syndicate Services Limited (115988NMV) LNR24C199 FI S3 2024 MOS1609 55.556%, RNR1458 11.111%, AFB5623 6.667%, FLX1985 8.333%, MMX2010 2.406%, LRE3010 4.817%, SII1945 5.555%, BRT2988 5.555%. Premium/Claims MSSL / ClaimsFNOL@mosaicinsurance.com
Sam Price
Bound

SETTLEMENT INFORMATION

Terms of Settlement

Settlement Due Date:	30 August 2024
Instalment Premium Period of Credit:	0
Adjustment Premium Period of Credit:	0

Mosaic Syndicate Services Limited / Asta Europe SRL trading as Mosaic Europe

Non-Bureau Leader

Sam Price

XL Insurance

AXA XL - Professional Insurance
100 Constitution Plaza, 17th Floor,
Hartford, CT 06103
Phone 860-246-1863, Fax 860-246-1899

August 16, 2024

Mary Coughlin
Willis Towers Watson Northeast Inc
75 Arlington Street
Floor 10
Boston, MA 02116

Re: Fidelity Fixed Income and Asset Allocation Funds
Excess Blend Mutual Funds Policy

Dear Mary,

Enclosed, please find the policy for **Fidelity Fixed Income and Asset Allocation Funds.** Thank you for choosing XL Insurance. Please call if you have any questions or concerns.

Sincerely,

Bill Caporale

sml

Policy Number: **ELU197867-24**
Renewal of Number: ELU190724-23

XL Specialty Insurance Company
(Hereafter called the Insurer)

EXCESS POLICY DECLARATIONS

Executive Offices:
70 Seaview Avenue
Stamford, CT 06902-6040
Telephone 877-953-2636

Regulatory Office:
505 Eagleview Blvd., Ste. 100
Exton, PA 19341-1120
Telephone: 800-327-1414

THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

Item 1. **Name and Mailing Address of Insured Entity:**

Fidelity Fixed Income and Asset Allocation Funds
c/o FMR LLC, 88 Black Falcon
First Floor, East Side, Suite167
Boston, MA 02210

The Insured Entity will be the sole agent for and will act on behalf of the Insured with respect to all matters under this Policy.

Item 2. **Policy Period:** **From:** July 01, 2024 **To:** July 01, 2025

At 12:01AM Standard Time at your Mailing Address Shown Above

Item 3. **Limit of Liability:**

$50,000,000 Aggregate each **Policy Period** (including Defense **Expenses**)

Item 4. **Schedule of Underlying Insurance:**

		Insurer	Policy No	Limit of Liability
(a)	Primary Policy	Berkshire Hathaway Specialty Insurance Company	47-EPF-315881-04	$10,000,000
(b)	Underlying Excess Policy	ACE American Insurance Company	G23656280 017	$10,000,000 part of $10,000,000
		National Union Fire Insurance Company of Pittsburgh, PA	01-307-65-49	$10,000,000 part of $20,000,000
		ICI Mutual Insurance Company	87153124D	$10,000,000 part of $30,000,000
		Allied World Assurance Company, Ltd.	C014841/014	$10,000,000 part of $40,000,000
		QBE Insurance Corporation	130005115	$10,000,000 part of $50,000,000
		Travelers Casualty and Surety Company of America	106547114	$10,000,000 part of $60,000,000
		Continental Casualty Company	287273571	$10,000,000 part of $70,000,000
		Starr Indemnity & Liability Company	1000059076241	$10,000,000 part of $80,000,000
		Axis Insurance Company	P-001-000158031-05	$5,000,000 part of $90,000,000

Zurich American Insurance Company	EOC-0905341-01	$5,000,000 part of $95,000,000
London/Lloyds Syndicates (Mosaic)	B080113013P24	$5,000,000 part of $50,000,000 excess of $100,000,000"
Freedom Specialty Insurance Company	XMF2400061	$10,000,000 part of $50,000,000 excess of $100,000,000"
Twin City Fire Insurance Company	08 DA 0252123 24	$10,000,000 part of $50,000,000 excess of $100,000,000"
US Specialty Insurance Company	24-MGU-24-A58942	$8,000,000 part of $50,000,000 excess of $100,000,000"
Everest National Insurance Company	FL5EX00719-241	$7,000,000 part of $50,000,000 excess of $100,000,000"
Ironshore Indemnity Inc.	IA7NAB095J005	$5,000,000 part of $50,000,000 excess of $100,000,000"

Item 5. **Notices required to be given to the Insurer must be addressed to:**

XL Professional Insurance
100 Constitution Plaza, 13th Floor
Hartford, CT 06103
by electronic mail (email) to: proclaimnewnotices@axaxl.com.
Toll Free Telephone: 877-953-2636

Item 6. **Premium:**

Taxes, Surcharges or Fees:	$0.00
Total Policy Premium:	$75,107.00

Item 7. **Policy Forms and Endorsements Attached at Issuance:**

XS 71 00 05 14 XL 80 06 04 00 XS 80 07 12 14 XL 80 23 07 02 XS 80 10 01 15 XS 80 67 04 16
Manuscript 18910 02 16

THESE **DECLARATIONS** AND THE POLICY, WITH THE ENDORSEMENTS, ATTACHMENTS, AND THE **APPLICATION** SHALL CONSTITUTE THE ENTIRE AGREEMENT BETWEEN THE INSURER AND THE **INSURED** RELATING TO THIS INSURANCE.

IN WITNESS

XL SPECIALTY INSURANCE COMPANY

REGULATORY OFFICE
505 EAGLEVIEW BOULEVARD, SUITE 100
DEPARTMENT: REGULATORY
EXTON, PA 19341-1120
PHONE: 800-688-1840

It is hereby agreed and understood that the following In Witness Clause supercedes any and all other In Witness clauses in this policy.

All other provisions remain unchanged.

IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.

Lucy Pilko	Toni Ann Perkins
President	Secretary

POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM
INSURANCE COVERAGE

Coverage for acts of terrorism is included in your policy. You are hereby notified that the Terrorism Risk Insurance Act, as amended in 2019, defines an act of terrorism in Section 102(1) of the Act: The term "act of terrorism" means any act or acts that are certified by the Secretary of the Treasury - in consultation with the Secretary of Homeland Security, and the Attorney General of the United States —to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion. Under your coverage, any losses resulting from certified acts of terrorism may be partially reimbursed by the United States Government under a formula established by the Terrorism Risk Insurance Act, as amended. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States Government generally reimburses 80% beginning on January 1, 2020, of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers' liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The portion of your annual premium that is attributable to coverage for acts of terrorism is $waived, and does not include any charges for the portion of losses covered by the United States government under the Act.

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Policyholder Notice provides information concerning possible impact on your insurance coverage due to the impact of U.S. Trade Sanctions[1]. Please read this Policyholder Notice carefully.

In accordance with the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") regulations, or any other U.S. Trade Sanctions applied by any regulatory body, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law, is a Specially Designated National and Blocked Person ("SDN"), or is owned or controlled by an SDN, this insurance will be considered a blocked or frozen contract. When an insurance policy is considered to be such a blocked or frozen contract, neither payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

[1] "U.S Trade Sanctions" may be promulgated by Executive Order, act of Congress, regulations from the U.S. Departments of State, Treasury, or Commerce, regulations from the State Insurance Departments, etc.

PRIVACY POLICY

The AXA XL insurance group (the "Companies"), believes personal information that we collect about our customers, potential customers, and proposed insureds (referred to collectively in this Privacy Policy as "customers") must be treated with the highest degree of confidentiality. For this reason and in compliance with the Title V of the Gramm-Leach-Bliley Act ("GLBA"), we have developed a Privacy Policy that applies to all of our companies. For purposes of our Privacy Policy, the term "personal information" includes all information we obtain about a customer and maintain in a personally identifiable way. In order to assure the confidentiality of the personal information we collect and in order to comply with applicable laws, all individuals with access to personal information about our customers are required to follow this policy.

Our Privacy Promise

Your privacy and the confidentiality of your business records are important to us. Information and the analysis of information is essential to the business of insurance and critical to our ability to provide to you excellent, cost-effective service and products. We understand that gaining and keeping your trust depends upon the security and integrity of our records concerning you. Accordingly, we promise that:

1. We will follow strict standards of security and confidentiality to protect any information you share with us or information that we receive about you;
2. We will verify and exchange information regarding your credit and financial status only for the purposes of underwriting, policy administration, or risk management and only with reputable references and clearinghouse services;
3. We will not collect and use information about you and your business other than the minimum amount of information necessary to advise you about and deliver to you excellent service and products and to administer our business;
4. We will train our employees to handle information about you or your business in a secure and confidential manner and only permit employees authorized to use such information to have access to such information;
5. We will not disclose information about you or your business to any organization outside the XL Catlin insurance group of Companies or to third party service providers unless we disclose to you our intent to do so or we are required to do so by law;
6. We will not disclose medical information about you, your employees, or any claimants under any policy of insurance, unless you provide us with written authorization to do so, or unless the disclosure is for any specific business exception provided in the law;
7. We will attempt, with your help, to keep our records regarding you and your business complete and accurate, and will advise you how and where to access your account information (unless prohibited by law), and will advise you how to correct errors or make changes to that information; and
8. We will audit and assess our operations, personnel and third party service providers to assure that your privacy is respected.

Collection and Sources of Information

We collect from a customer or potential customer only the personal information that is necessary for (a) determining eligibility for the product or service sought by the customer, (b) administering the product or service obtained, and (c) advising the customer about our products and services. The information we collect generally comes from the following sources:

- Submission – During the submission process, you provide us with information about you and your business, such as your name, address, phone number, e-mail address, and other types of personal identification information;
- Quotes – We collect information to enable us to determine your eligibility for the particular insurance product and to determine the cost of such insurance to you. The information we collect will vary with the type of insurance you seek;

- Transactions – We will maintain records of all transactions with us, our affiliates, and our third party service providers, including your insurance coverage selections, premiums, billing and payment information, claims history, and other information related to your account;
- Claims – If you obtain insurance from us, we will maintain records related to any claims that may be made under your policies. The investigation of a claim necessarily involves collection of a broad range of information about many issues, some of which does not directly involve you. We will share with you any facts that we collect about your claim unless we are prohibited by law from doing so. The process of claim investigation, evaluation, and settlement also involves, however, the collection of advice, opinions, and comments from many people, including attorneys and experts, to aid the claim specialist in determining how best to handle your claim. In order to protect the legal and transactional confidentiality and privileges associated with such opinions, comments and advice, we will not disclose this information to you; and
- Credit and Financial Reports – We may receive information about you and your business regarding your credit. We use this information to verify information you provide during the submission and quote processes and to help underwrite and provide to you the most accurate and cost-effective insurance quote we can provide.

Retention and Correction of Personal Information

We retain personal information only as long as required by our business practices and applicable law. If we become aware that an item of personal information may be materially inaccurate, we will make reasonable effort to re-verify its accuracy and correct any error as appropriate.

Storage of Personal Information

We have in place safeguards to protect data and paper files containing personal information.

Sharing/Disclosing of Personal Information

We maintain procedures to assure that we do not share personal information with an unaffiliated third party for marketing purposes unless such sharing is permitted by law. Personal information may be disclosed to an unaffiliated third party for necessary servicing of the product or service or for other normal business transactions as permitted by law.

We do not disclose personal information to an unaffiliated third party for servicing purposes or joint marketing purposes unless a contract containing a confidentiality/non-disclosure provision has been signed by us and the third party. Unless a consumer consents, we do not disclose “consumer credit report” type information obtained from an application or a credit report regarding a customer who applies for a financial product to any unaffiliated third party for the purpose of serving as a factor in establishing a consumer’s eligibility for credit, insurance or employment. “Consumer credit report type information” means such things as net worth, credit worthiness, lifestyle information (piloting, skydiving, etc.) solvency, etc. We also do not disclose to any unaffiliated third party a policy or account number for use in marketing. We may share with our affiliated companies information that relates to our experience and transactions with the customer.

Policy for Personal Information Relating to Nonpublic Personal Health Information

We do not disclose nonpublic personal health information about a customer unless an authorization is obtained from the customer whose nonpublic personal information is sought to be disclosed. However, an authorization shall not be prohibited, restricted or required for the disclosure of certain insurance functions, including, but not limited to, claims administration, claims adjustment and management, detection, investigation or reporting of actual or potential fraud, misrepresentation or criminal activity, underwriting, policy placement or issuance, loss control and/or auditing.

Access to Your Information

Our employees, employees of our affiliated companies, and third party service providers will have access to information we collect about you and your business as is necessary to effect transactions with you. We may also disclose information about you to the following categories of person or entities:

- Your independent insurance agent or broker;
- An independent claim adjuster or investigator, or an attorney or expert involved in the claim;
- Persons or organizations that conduct scientific studies, including actuaries and accountants;
- An insurance support organization;
- Another insurer if to prevent fraud or to properly underwrite a risk;
- A state insurance department or other governmental agency, if required by federal, state or local laws; or
- Any persons entitled to receive information as ordered by a summons, court order, search warrant, or subpoena.

Violation of the Privacy Policy

Any person violating the Privacy Policy will be subject to discipline, up to and including termination.

For more information or to address questions regarding this privacy statement, please contact your broker.

FRAUD NOTICE

Alabama	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or who knowingly presents false information in an application for insurance is guilty of a crime and may be subject to restitution fines or confinement in prison, or any combination thereof.
Arkansas	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
California	For your protection California law requires the following to appear on this form: Any person who knowingly presents false or fraudulent information to obtain or amend insurance coverage or to make a claim for the payment of a loss is guilty of a crime and may be subject to fines and confinement in state prison.
Colorado	**It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance, and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policyholder or claimant for the purpose of defrauding or attempting to defraud the policyholder or claimant with regard to a settlement or award payable from insurance proceeds shall be reported to the Colorado Division of Insurance within the Department of Regulatory Agencies.**
District of Columbia	**WARNING**: It is a crime to provide false or misleading information to an insurer for the purpose of defrauding the insurer or any other person. Penalties include imprisonment and/or fines. In addition, an insurer may deny insurance benefits if false information materially related to a claim was provided by the applicant.
Florida	Any person who knowingly and with intent to injure, defraud, or deceive any insurer files a statement of claim or an application containing any false, incomplete, or misleading information is guilty of a felony of the third degree.
Kansas	A "fraudulent insurance act" means an act committed by any person who, knowingly and with intent to defraud, presents, causes to be presented or prepares with knowledge or belief that it will be presented to or by an insurer, purported insurer, broker or any agent thereof, any written, electronic, electronic impulse, facsimile, magnetic, oral, or telephonic communication or statement as part of, or in support of, an application for the issuance of, or the rating of an insurance policy for personal or commercial insurance, or a claim for payment or other benefit pursuant to an insurance policy for commercial or personal insurance that such person knows to contain materially false information concerning any fact material thereto; or conceals, for the purpose of misleading, information concerning any fact material thereto.
Kentucky	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any materially false information or conceals, for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime.
Louisiana	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Maine	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines, or denial of insurance benefits.
Maryland	Any person who knowingly or willfully presents a false or fraudulent claim for payment of a loss or benefit or who knowingly or willfully presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
New Jersey	Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties.

New Mexico	ANY PERSON WHO KNOWINGLY PRESENTS A FALSE OR FRAUDULENT CLAIM FOR PAYMENT OF A LOSS OR BENEFIT OR KNOWINGLY PRESENTS FALSE INFORMATION IN AN APPLICATION FOR INSURANCE IS GUILTY OF A CRIME AND MAY BE SUBJECT TO CIVIL FINES AND CRIMINAL PENALTIES.
New York	**General: All applications for commercial insurance, other than automobile insurance:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each such violation. **All applications for automobile insurance and all claim forms**: Any person who knowingly makes or knowingly assists, abets, solicits or conspires with another to make a false report of the theft, destruction, damage or conversion of any motor vehicle to a law enforcement agency, the department of motor vehicles or an insurance company, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the value of the subject motor vehicle or stated claim for each violation. **Fire**: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime. The proposed insured affirms that the foregoing information is true and agrees that these applications shall constitute a part of any policy issued whether attached or not and that any willful concealment or misrepresentation of a material fact or circumstances shall be grounds to rescind the insurance policy.
Ohio	Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud.
Oklahoma	**WARNING**: Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for the proceeds of an insurance policy containing any false, incomplete or misleading information is guilty of a felony. **WARNING: All Workers Compensation Insurance**: Any person or entity who makes any material false statement or representation, who willfully and knowingly omits or conceals any material information, or who employs any device, scheme, or artifice, or who aids and abets any person for the purpose of: 1. obtaining any benefit or payment, 2. increasing any claim for benefit or payment, or 3. obtaining workers' compensation coverage under the Administrative Workers' Compensation Act, shall be guilty of a felony punishable pursuant to Section 1663 of Title 21 of the Oklahoma Statutes.

Pennsylvania	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties. **Automobile Insurance**: Any person who knowingly and with intent to injure or defraud any insurer files an application or claim containing any false, incomplete or misleading information shall, upon conviction, be subject to imprisonment for up to seven years and the payment of a fine of up to $15,000.
Puerto Rico	**Any person who knowingly and with the intention of defrauding presents false information in an insurance application, or presents, helps, or causes the presentation of a fraudulent claim for the payment of a loss or any other benefit, or presents more than one claim for the same damage or loss, shall incur a felony and, upon conviction, shall be sanctioned for each violation by a fine of not less than five thousand dollars ($5,000) and not more than ten thousand dollars ($10,000), or a fixed term of imprisonment for three (3) years, or both penalties. Should aggravating circumstances [be] present, the penalty thus established may be increased to a maximum of five (5) years, if extenuating circumstances are present, it may be reduced to a minimum of two (2) years.**
Rhode Island	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Tennessee	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits. **Workers' Compensation:** It is a crime to knowingly provide false, incomplete or misleading information to any party to a workers' compensation transaction for the purpose of committing fraud. Penalties include imprisonment, fines and denial of insurance benefits.
Utah	**Workers' Compensation**: Any person who knowingly presents false or fraudulent underwriting information, files or causes to be filed a false or fraudulent claim for disability compensation or medical benefits, or submits a false or fraudulent report or billing for health care fees or other professional services is guilty of a crime and may be subject to fines and confinement in state prison.
Virginia	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
Washington	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
West Virginia	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
All Other States	Any person who knowingly and willfully presents false information in an application for insurance may be guilty of insurance fraud and subject to fines and confinement in prison. (In Oregon, the aforementioned actions may constitute a fraudulent insurance act which may be a crime and may subject the person to penalties).

Endorsement No.: 1
Named Insured: Fidelity Fixed Income and Asset Allocation Funds
Policy No.: ELU197867-24
Policy Form: EXCESS POLICY

Effective: July 01, 2024
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

EXCESS TERRORISM ENDORSEMENT

In consideration of the premium charged, it is understood and agreed that any endorsement of the Underlying Insurance which specifically precludes coverage for an "insured loss" resulting from an "act of terrorism" (as such terms are defined in the Terrorism Risk Insurance Program Reauthorization Act of 2019) which would otherwise be provided coverage under the Underlying Insurance shall be inapplicable to this Policy (any such endorsement, a "Terrorism Endorsement"). Subject to all other terms, conditions and limitations of the Policy and the Underlying Insurance, other than the Terrorism Endorsement, coverage for acts of terrorism is included in this Policy as set forth in the Policy Holder Notice of Terrorism Insurance Coverage notice to this Policy. In any event, coverage hereunder will attach only after all of the Underlying Insurance has been exhausted by the actual payment of loss by the applicable insurers thereunder, regardless of whether any such Terrorism Endorsement is included in any Underlying Insurance. The Insurer will not be liable under this Policy to any earlier degree than the Insurer would have had this Endorsement not been a part of this Policy.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 2
Named Insured: Fidelity Fixed Income and Asset Allocation Funds
Policy No.: ELU197867-24

Effective: July 01, 2024
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

EXCESS ENDORSEMENT

In consideration of the premium charged:

(1) It is understood and agreed that the Limit of Liability for this Policy as set forth in Item 3 of the Declarations is the maximum amount payable, including Defense Expenses, by the Insurer under this Policy. Any provision of the Underlying Insurance indicating any ability or right to any reinstatement of such policy's limit of liability shall be inapplicable to this Policy, including any provision indicating a reinstatement of such policy's limit of liability during any extended discovery or reporting period. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

(2) It is understood and agreed that the Insurer is under no obligation to renew this Policy upon its expiration. Any provision of the Underlying Insurance indicating any automatic renewal of this Policy shall be inapplicable to this Policy. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 3
Named Insured: Fidelity Fixed Income and Asset Allocation Funds
Policy No.: ELU197867-24

Effective: July 01, 2024
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

TIE IN LIMITS ENDORSEMENT

In consideration of the premium charged, in addition to this Policy, the Insurer or an affiliated company of the Insurer (any such affiliated company being included within the term "Insurer" for the purposes of this endorsement) has also agreed to issue to the person or entity named in Item 1 of the Declarations the following policy(ies) (such policy(ies), the “Other Policy(ies)”):

Excess Bond Policy ($5M po $50M x $100M), Policy No.: ELU197869-24, Issued by: XL Specialty Insurance Company

It is expressly acknowledged by the person or entity named in Item 1 of the Declarations that the premium for these policies has been negotiated with the understanding that all policies would have shared limits of liability. Therefore, in consideration of the premium charged:

(1) Any payment of loss or damages, including costs and expenses of defense, under this Policy will reduce the limit of liability available under the Other Policy(ies) for the defense and settlement of, or the payment of any liabilities in connection with, any claim or claims made under the Other Policy(ies).

(2) Any payment of loss or damages, including costs and expenses of defense, under the Other Policy(ies) will reduce the Limit of Liability available under this Policy for the defense and settlement of, or the payment of any liabilities in connection with, any claim or claims made under this Policy during the Policy Period.

(3) If the Insurer shall have paid loss or damages, including costs and expenses of defense, under this Policy and loss or damages, including costs and expenses of defense, under the Other Policy(ies) in an aggregate amount equaling $5,000,000 any and all obligations of the Insurer under this Policy will be completely fulfilled and extinguished, and the Insurer will have no further obligations of any kind or nature whatsoever under this Policy.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 4
Named Insured: Fidelity Fixed Income and Asset Allocation Funds
Policy No.: ELU197867-24

Effective: July 01, 2024
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

AMEND SECTION V ENDORSEMENT

In consideration of the premium charged, Section V. Notice, Alteration, and Termination (C) of the Policy is deleted in its entirety.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 5
Named Insured: Fidelity Fixed Income and Asset Allocation Funds
Policy No.: ELU197867-24
Policy Form: EXCESS POLICY

Effective: July 01, 2024
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

AMEND RIGHTS AND CLAIM PARTICIPATION ENDORSEMENT

In consideration of the premium charged, Section III Rights and Claim Participation of the Policy is amended to read in its entirety as follows:

"III. Rights and Claim Participation

The Insurer shall have the same rights, privileges and protections afforded to the insurer(s) of the Underlying Insurance and may, at its sole discretion, elect to participate in the investigation, settlement and/or defense of any claim against the insureds that appears to be reasonably likely to involve this Policy, even if the Underlying Insurance has not been exhausted. The insureds will provide such information and cooperation as is reasonably requested. The insureds shall not do anything that prejudices the Insurer's position or potential rights of recovery, including, but not limited to, terminating any Underlying Insurance. The failure of any insured to give the insurer cooperation and information as requested shall not impair the rights of any other insured under this Policy."

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 6
Named Insured: Fidelity Fixed Income and Asset Allocation Funds
Policy No.: ELU197867-24
Policy Form: EXCESS POLICY

Effective: July 01, 2024
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

AMEND SECTIONS I AND II ENDORSEMENT

In consideration of the premium charged, Sections I and II of the Policy are amended to read in their entirety as follows:

"I. INSURING AGREEMENT

The Insurer will provide coverage excess of the Underlying Insurance stated in ITEM 4 of the Declarations. Coverage hereunder will apply in conformance with the terms, conditions, endorsements and warranties of the Primary Policy stated in ITEM 4 (A) of the Declarations. The coverage hereunder will attach only after all of the Underlying Insurance has been exhausted by the actual payment of Loss (as such term is defined in the Primary Policy) under the Underlying Insurance by the applicable insurers thereunder or by any other source. To the extent that any terms, conditions, and endorsements of the Policy may be inconsistent with any terms, conditions, and endorsements of the Primary Policy, the terms, conditions, and endorsements of this Policy shall govern.

II. DEPLETION OF UNDERLYING LIMITS OF LIABILITY

The coverage hereunder shall attach only after the limits of all Underlying Insurance have been exhausted by payment of Loss (as such term is defined in the Primary Policy). Subject to the terms, conditions, and endorsements of this Policy and the Underlying Insurance, this Policy will continue to apply to Loss (as such term is defined in the Primary Policy) as primary insurance in the event of the exhaustion of all of the limits of liability of such Underlying Insurance as the result of the actual payment of Loss (as such term is defined in the Primary Policy) by the applicable insurer thereunder or by any other source. Any risk of uncollectibility with respect to the Underlying Insurance will be expressly retained by the insureds and will not be assumed by the Insurer."

EXCESS POLICY COVERAGE FORM

THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

In consideration of the payment of the premium and in reliance on all statements made and information furnished to the Insurer identified in the Declarations (the Insurer) and to the issuer(s) of the Underlying Insurance, the Insurer and the insureds agree as follows:

I. INSURING AGREEMENT

The Insurer will provide coverage excess of the Underlying Insurance stated in ITEM 4 of the Declarations. Coverage hereunder will apply in conformance with the terms, conditions, endorsements and warranties of both the Primary Policy stated in ITEM 4 (A) of the Declarations and of any other Underlying Excess Policy stated in ITEM 4 (B) of the Declarations. The coverage hereunder will attach only after all of the Underlying Insurance has been exhausted by the actual payment of covered amounts under the Underlying Insurance by the applicable insurers thereunder or by any other source. To the extent that any terms, conditions, and endorsements of the Policy may be inconsistent with any terms, conditions, and endorsements of the Underlying Insurance, the terms, conditions, and endorsements of this Policy shall govern.

II. DEPLETION OF UNDERLYING LIMITS OF LIABILITY

The coverage hereunder shall attach only after the limits of all Underlying Insurance have been exhausted by payment of covered amounts. Subject to the terms, conditions, and endorsements of this Policy and the Underlying Insurance, this Policy will continue to apply to covered amounts as primary insurance in the event of the exhaustion of all of the limits of liability of such Underlying Insurance as the result of the actual payment of covered amounts by the applicable insurer thereunder or by any other source. Any risk of uncollectibility with respect to the Underlying Insurance will be expressly retained by the insureds and will not be assumed by the Insurer.

III. RIGHTS AND CLAIM PARTICIPATION

The Insurer shall have the same rights, privileges and protections afforded to the insurer(s) of the Underlying Insurance and may, at its sole discretion, elect to participate in the investigation, settlement and/or defense of any claim against the insureds even if the Underlying Insurance has not been exhausted. The insureds will provide such information and cooperation as is reasonably requested. The insureds shall not do anything that prejudices the Insurer's position or potential rights of recovery, including, but not limited to, terminating any Underlying Insurance.

IV. LIMIT OF LIABILITY

The amount stated in ITEM 3 of the Declarations is the limit of liability of the Insurer and shall be the maximum amount payable, including defense expenses, by the Insurer under this Policy. Defense expenses are part of and not in addition to the limit of liability and the payment of such will reduce the limit of liability.

V. NOTICE, ALTERATION, AND TERMINATION

(A) Where the Underlying Insurance permits or requires notice to the Insurer, the insureds shall have the same obligations and rights to notify the Insurer under this Policy. All notices required under the Underlying Insurance policies and this Policy shall be sent to the address set forth in ITEM (5) of the Declarations: Attention Claim Department or by electronic mail to: proclaimnewnotices@xlgroup.com. Notice given to any underlying insurer will not be deemed notice to the Insurer.

(B) No change in or modification of this Policy shall be effective unless made by endorsement. In the event of a change of any kind to any Underlying Insurance that broadens or expands coverage, this Policy will become subject to such change only if and to the extent that the Insurer consents to such change in writing and the insured pays any additional premium that may be required by the Insurer.

(C) This Policy will terminate immediately upon the termination of any of the Underlying Insurance, whether cancelled by the insured or the applicable insurer. Notice of cancellation or non-renewal of any such policies duly given by any of the applicable insurers shall serve as notice of the cancellation or non-renewal of this Policy by the Insurer.

EVEREST EZ™ EXCESS POLICY

THIS IS A CLAIMS MADE POLICY WHICH COVERS ONLY CLAIMS FIRST MADE DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD, IF APPLICABLE. DEFENSE COSTS ARE INCLUDED AND SHALL REDUCE THE LIMIT OF LIABILITY AVAILABLE TO PAY JUDGMENTS OR SETTLEMENTS.

In consideration of the payment of the premium, in reliance on the Application (as defined in the Primary Policy), and subject to the terms, conditions and limitations of this policy, the Insurer and the **Named Insured** agree as follows:

Except as provided herein, this policy shall follow form to the terms and conditions of the Primary Policy. Coverage under this policy shall attach only after the Aggregate Limit of Liability of the Underlying Insurance set forth in **ITEM 4**, has been exhausted by the payment of Loss (as defined in the Primary Policy), by the insurers of the Primary Policy and all policies issued in excess of the Primary Policy which attach below this policy ("Underlying Insurance"), the Named Insured, any excess/DIC insurer, any policy that is tied into any Underlying Insurance, and/or any other source.

In the event of exhaustion of the Aggregate Limit of Liability of the Underlying Insurance, this policy shall continue in force as primary insurance for any subsequent Claim (as defined in the Primary Policy), but shall pay excess of the Primary Policy's retention, if applicable.

This policy shall recognize payment of any sublimit of liability by any Underlying Insurance toward the reduction or exhaustion of such insurance but shall not grant such sub-limited coverage unless added by endorsement to this policy.

No post inception alteration of the Primary Policy shall be recognized unless consented to (such consent not to be unreasonably withheld or delayed) by the Insurer in writing.

NAMED INSURED AND ADDRESS	INSURER
ITEM 1. Fidelity Fixed Income and Asset Allocation Funds c/o FMR LLC 88 Black Falcon, First Floor, East Side, Suite 167 Boston, MA 02210 USA	(hereinafter, "Insurer") Everest National Insurance Company 100 Everest Way Warren, NJ 07059
POLICY NUMBER	**PRODUCER**
FL5EX00719-241 **Renewal of:** FL5EX00719-231	Willis Towers Watson Northeast, Inc. 75 Arlington Street Boston, MA 02116

ITEM 2. **POLICY PERIOD: FROM** 07/01/2024 **TO** 07/01/2025
POLICY INCEPTS AND EXPIRES AT 12:01 A.M. LOCAL TIME AT THE ADDRESS OF THE **NAMED INSURED** SHOWN ABOVE.

ITEM 3. **AGGREGATE LIMIT OF LIABILITY:** $7,000,000
(The maximum Aggregate amount the Insurer shall pay under this policy)

ITEM 4. **AGGREGATE LIMIT OF LIABILITY OF THE UNDERLYING INSURANCE** (including Primary Policy): $100,000,000

ITEM 5. **PRIMARY POLICY:**

Insurer	Policy No.	Policy Period	Retention	Limit of Liability
Berkshire Hathaway Specialty Insurance Company	47-EPF-315881-04	07/01/2024 - 07/01/2025	$5,000,000	$10,000,000

ITEM 6. **POLICY PREMIUM: $105,023**

ITEM 7. **FORMS AND ENDORSEMENTS EFFECTIVE AT INCEPTION:** (See attached Endorsement)

ITEM 8. **NOTICE TO THE INSURER:** (Notice to the Insurer shall be given to the Insurer at the address shown above or by Email to: everestnationalnjclaim@everestre.com)

THE INSURER SHALL HAVE THE SAME RIGHTS, PRIVILEGES AND PROTECTIONS AFFORDED THE INSURER OF THE PRIMARY POLICY. THIS FORM, ANY ENDORSEMENT(S) AND THE APPLICATION SHALL CONSTITUTE THE ABOVE NUMBERED POLICY.

SCHEDULE OF FORMS/ENDORSEMENTS

Named Insured	Policy Number	Policy Period	Writing Company	Endorsement Effective Date
Fidelity Fixed Income and Asset Allocation Funds	FL5EX00719-241	07/01/2024 - 07/01/2025	Everest National Insurance Company	07/01/2024

Form Name	Form Number	Endorsement No.
Everest EZ Excess Policy	EZE-CWF300A-2 0517	
Schedule of Forms & Endorsements	EIL-CWF002A-1 0319	
ADVISORY NOTICE REGARDING TRADE OR ECONOMIC SANCTIONS	EIL-CWN010A-1 1020	
Cap On Losses From Certified Acts Of Terrorism	EIN-CWF102A-1 0118	1
Tie-In Of Limits Endorsement (Policy)	EZE-CWF017B-1 0117	2
Quota-Share Endorsement	EZE-CWF021A-1 0117	3
In Witness	EIL-CWF001A-1 0319	

ADVISORY NOTICE REGARDING TRADE OR ECONOMIC SANCTIONS

No coverage is provided by this Notice nor can it be construed to replace any provisions of the policy. Please read the policy and review the Declarations page, if applicable, for complete information on the coverages provided.

This Notice provides information concerning possible impact on insurance coverage due to any applicable trade or economic sanctions law or regulation, including but not limited to, trade or economic sanctions laws or regulations of the United Nations, European Union, Switzerland, United Kingdom, Canada or the United States Treasury Department's Office of Foreign Assets Control.

Please read this Notice carefully.

If it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated any applicable trade or economic sanctions laws or regulations, including but not limited to those of the United Nations, European Union, Switzerland, United Kingdom, Canada or the United States Treasury Department's Office of Foreign Assets Control, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to restrictions. When an insurance policy is considered to be such a blocked or frozen contract, no payments or premium refunds may be made without authorization from the applicable regulator. Other limitations on the premiums and payments also apply.

CAP ON LOSSES FROM CERTIFIED ACTS OF TERRORISM

Parent Company: Fidelity Fixed Income and Asset Allocation Funds

Endorsement No.: 1

Policy No.: FL5EX00719-241

Effective date of Endorsement: 07/01/2024

Issuing Company: Everest National Insurance Company

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

A. If aggregate insured losses attributable to terrorist acts certified under the federal Terrorism Risk Insurance Act exceed $100 billion in a Calendar Year and the Insurer has met its insurer deductible under the Terrorism Risk Insurance Act, the Insurer shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

Certified Act of Terrorism means an act that is certified by the Secretary of the Treasury, in accordance with the provisions of the federal Terrorism Risk Insurance Act, to be an act of terrorism pursuant to such Act. The criteria contained in the Terrorism Risk Insurance Act for a **Certified Act of Terrorism** include the following:

1. The act resulted in insured losses in excess of $5 million in the aggregate, attributable to all types of insurance subject to the Terrorism Risk Insurance Act; and
2. The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

B. The terms and limitations of any terrorism exclusion, or the inapplicability or omission of a terrorism exclusion, do not serve to create coverage for **Loss** that is otherwise excluded under this policy.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Date of Issue: 07/01/2024

Authorized Representative

Endorsement No. 2

TIE-IN OF LIMITS ENDORSEMENT (POLICY)

Named Insured	Policy Number	Policy Period	Writing Company	Endorsement Effective Date
Fidelity Fixed Income and Asset Allocation Funds	FL5EX00719-241	07/01/2024 - 07/01/2025	Everest National Insurance Company	07/01/2024

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following policy:

EVEREST EZ™ EXCESS POLICY

In consideration of the premium paid, it is hereby understood and agreed that:

The maximum aggregate liability of the Insurer under this policy and the policy(ies) listed below ("Other Policy"), combined, shall be $. This endorsement further limits and does not increase the Insurer’s maximum liability under this policy or the Other Policy(ies).

Other Policy(ies)

Insurer	Named Insured	Policy Number	Policy Period	Limit of Liability
Everest Reinsurance Company	Fidelity Fixed Income and Asset Allocation Funds	FL5FD00135-241	07/01/2024 - 07/01/2025	$7,000,000

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

Endorsement No. 3

QUOTA-SHARE ENDORSEMENT

Named Insured	Policy Number	Policy Period	Writing Company	Endorsement Effective Date
Fidelity Fixed Income and Asset Allocation Funds	FL5EX00719-241	07/01/2024 - 07/01/2025	Everest National Insurance Company	07/01/2024

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following policy:

EVEREST EZ™ EXCESS POLICY

In consideration of the premium paid, it is hereby understood and agreed that:

Quota-Share Insurer	Quota-Share Insurer's Percentage Participation	Quota-share Insurer's Limit of Liability	Policy Period
Twin City Fire Insurance Company	20.00%	$10,000,000	07/01/2024 - 07/01/2025
Freedom Specialty Insurance Company	20.00%	$10,000,000	07/01/2024 - 07/01/2025
Tokio Marine HCC	16.00%	$8,000,000	07/01/2024 - 07/01/2025
Everest National Insurance Company	14.00%	$7,000,000	07/01/2024 - 07/01/2025
XL Specialty Insurance Company	10.00%	$5,000,000	07/01/2024 - 07/01/2025
Ironshore Indemnity, Inc.	10.00%	$5,000,000	07/01/2024 - 07/01/2025
Mosaic Syndicate Services Limited	10.00%	$5,000,000	07/01/2024 - 07/01/2025

1. This policy is part of a quota share layer of insurance coverage for the **Named Insureds**, which consists of the participants listed in the Schedule above. The Insurer shall be liable only for its proportionate percentage share of any covered loss, as listed in the Schedule above. In no event shall the Insurer be liable for an amount greater than such percentage share of covered loss, whether or not the other insurer(s) in the quota share layer pay their respective portion of such loss.

2. The Insurer shall separately have all of the rights granted to the Insurer under this policy and/or any Underlying Insurance with respect to any claim, including without limitation the right to consent to any defense costs, settlement or other loss and the right to participate in the investigation, settlement or defense of any covered claim. No other insurer shall exercise any such rights on behalf of the Insurer without the express written consent of the Insurer. In addition, the **Named Insureds** shall give any notice under this policy to the Insurer, and any notice given to any other insurer shall not constitute notice to the Insurer.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

EVEREST

IN WITNESS

IN WITNESS WHEREOF, this policy is signed by officer of the Company shown on the declarations page of this policy.

For: Everest National Insurance Company

President

Secretary

U.S. SPECIALTY INSURANCE COMPANY

THIS IS A CLAIMS MADE EXCESS POLICY WHICH APPLIES ONLY TO CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. THE LIMITS OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS WILL BE REDUCED, AND MAY BE EXHAUSTED, BY THE PAYMENT OF DEFENSE EXPENSES.

DECLARATIONS

EXCESS INDEMNITY POLICY

POLICY NUMBER: 24-MGU-24-A58942   RENEWAL OF: 24-MGU-23-A56853

ITEM 1. **INSURED:** Fidelity Fixed Income and Asset Allocation Funds
c/o FMR LLC 88 Black Falcon, First Floor, East Side, Suite 167,
Mailzone V7E
Boston, MA 02210

ITEM 2. **POLICY PERIOD**:
(a) Inception Date: 7/1/2024
(b) Expiration Date: 7/1/2025
at 12:01 a.m. at the Principal Address stated in ITEM 1.

ITEM 3. **LIMIT OF LIABILITY (INCLUSIVE OF DEFENSE EXPENSES)**:
$8,000,000 Limit of Liability part of $50,000,000 excess of $100,000,000 Underlying Limits

ITEM 4. **SCHEDULE OF UNDERLYING INSURANCE:**
See Attached Schedule of Underlying Insurance.

ITEM 5. **PREMIUM**: $120,170.00

ITEM 6. **NOTICES REQUIRED TO BE GIVEN TO INSURER MUST BE ADDRESSED TO**:

Street Address:	Facsimile Number:	E-mail Address:
Tokio Marine HCC – D&O Group 8 Forest Park Drive Farmington, CT 06032 Attn: Claims Manager	(860) 676-1737	usclaims@tmhcc.com

ITEM 7. **ENDORSEMENTS ATTACHED AT ISSUANCE**
3116E-MA 994-911 994-917 994-980 994-9022 994-9036 994-9094 80016

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed on the Declarations Page by its President, a Secretary and a duly authorized representative of the Insurer.

Secretary	President	Authorized Representative

Policy Number: 08 DA 0252123-24

THE HARTFORD PREMIER EXCESS[SM]
DECLARATIONS

TWIN CITY FIRE INSURANCE CO.
ONE COLLEGE PARK, INDIANAPOLIS, IN 46268-0930
This policy is issued by the stock insurance company listed above, herein called the **Insurer**.

NOTICE: THIS IS A CLAIMS MADE POLICY. EXCEPT AS MAY BE OTHERWISE PROVIDED HEREIN, THE COVERAGE OF THIS POLICY IS LIMITED TO LIABILITY FOR ACTS COVERED BY UNDERLYING INSURANCE (ITEM 9.) FOR WHICH CLAIMS ARE FIRST MADE AGAINST THE INSURED(S) WHILE THE POLICY IS IN FORCE. ANY DEFENSE COSTS AND OTHER CLAIM EXPENSE COVERED UNDER THE POLICY IS PART OF AND NOT IN ADDITION TO THE LIMIT OF LIABILITY. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

Item 1: Name of Insured and Address:	Producer Code, Name & Address:
FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS C/O FMR LLC 88 BLACK FALCON, FIRST FL., E. SIDE, STE 167 MAIL ZONE V7E BOSTON, MA 02210	80347 WILLIS TOWERS WATSON NORTHEAST 75 ARLINGTON STREET FLOOR 2 BOSTON, MA 02116

Item 2: Policy Period: From 12:01 a.m. on 7/01/24 to 12:01 a.m. on 7/01/25
(local time at the address shown in **Item 1.**)

Item 3: Limit of Liability: $ 10,000,000 in the aggregate each Policy Period.

Item 4: Premium: $150,209.00

Item 5: Followed Policy:
Company: BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY
Policy Number: 47-EPF-315881-04

Item 6: Address for Claims-Related Notices:	**Item 7.** Address for all other Notices:
The Hartford Hartford Financial Lines One Hartford Plaza Hartford, CT 06115 HFPClaims@thehartford.com Fax: (917) 464-6000	The Hartford Hartford Financial Lines One Hartford Plaza Hartford, CT 06115 HFPExpress@thehartford.com Fax: (866) 586-4550

Item 8: Pending & Prior Litigation Date: 08/01/2008

Item 9: Underlying Insurance:

Company	Policy Number	Limit/Attachment
BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY	47-EPF-315881-04	$10,000,000
ACE AMERICAN INSURANCE COMPANY	DOX G23656280 017	$10,000,000 Excess of $10,000,000
NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA	01-307-65-49	$10,000,000 Excess of $20,000,000
ICI MUTUAL INSURANCE COMPANY	87153124D	$10,000,000 Excess of $30,000,000
ALLIED WORLD ASSURANCE COMPANY, AG	C014841/014	$10,000,000 Excess of $40,000,000
QBE INSURANCE CORPORATION	130005115	$10,000,000 Excess of $50,000,000
TRAVELERS CASUALTY AND SURETY COMPANY OF AMERICA	106547114	$10,000,000 Excess of $60,000,000
CONTINENTAL CASUALTY COMPANY	287273571	$10,000,000 Excess of $70,000,000
STARR INDEMNITY & LIABILITY COMPANY	1000059076241	$10,000,000 Excess of $80,000,000
AXIS INSURANCE COMPANY	P-001-000158031-05	$5,000,000 Excess of $90,000,000
ZURICH AMERICAN INSURANCE COMPANY	EOC-0905341-01	$5,000,000 Excess of $95,000,000

Date 01/22/25

GU207
(6-78)

ENDORSEMENT

This endorsement, effective on 7/01/24 at 12:01 A.M standard time, forms a part of

Policy No. 08 DA 0252123-24 of the TWIN CITY FIRE INSURANCE CO.

Issued to FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

Ross Fisher, President

SCHEDULE

	UX00H00300	08/15	THE HARTFORD PREMIER EXCESS POLICY
	RN00N02600	05/93	IN WITNESS PAGE
1	HG00H00901	07/08	AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT
2	HG00H06802	01/15	CAP ON LOSSES FROM CERTIFIED ACTS OF TERRORISM
3	UX00H01100	08/15	ABSOLUTE TIE-IN ENDORSEMENT
4	UX00H03400	08/15	QUOTA SHARE PARTICIPATION ENDORSEMENT
	HG00H00105	01/15	CONFIRMATION OF ACCEPTANCE OF CERTIFIED ACTS OF TERRORISM
	HG00H12900	10/16	U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")
	HR00H09300	02/07	PRODUCER COMPENSATION NOTICE

THE HARTFORD PREMIER EXCESS POLICY

I. INSURING AGREEMENT

This policy provides coverage in accordance with the terms, conditions, and limitations contained in the **Followed Policy**, except as otherwise provided herein.

II. LIMIT OF LIABILITY

Liability for Loss shall attach to the **Insurer** only after the **Underlying Limits** shall have been exhausted by payment of Loss, by or on behalf of the insurer(s) of the **Underlying Insurance** or by or on behalf of the Insured(s) by any source. The **Insurer** shall then be liable to pay Loss in excess of the **Underlying Limits** up to the **Limit of Liability** set forth in Item 3. of the Declarations. If the **Underlying Limits** are exhausted, this policy continues as primary insurance, subject to any applicable retention.

III. GENERAL CONDITIONS

(A) This policy is issued in reliance upon the representations, materials and information contained in the Application for the **Followed Policy** and is subject to the terms, conditions, and limitations contained in the **Followed Policy** (except as regards the premium, the limit of liability, including any sub-limits, the policy period and as otherwise provided herein).

(B) This policy follows the terms, conditions, and limitations of any Pending & Prior Litigation Exclusion (or similar exclusion) in the **Followed Policy**, except that the **Pending & Prior Litigation Date** set forth in Item 8. of the Declarations applies.

(C) The risk of uncollectibility of any **Underlying Insurance** (in whole or in part), for any reason, is expressly retained by the Insured(s).

(D) This policy does not provide coverage above any sub-limit of liability available under the **Underlying Insurance**. However, payments made under such coverage will be recognized for the purposes of reducing or exhausting the **Underlying Insurance**.

(E) All notices shall be given to the **Insurer** at the applicable address set forth in either Item 6. or Item 7. of the Declarations and in accordance with all appropriate notice provisions of the **Followed Policy**.

(F) Any modification to this policy or to the **Underlying Insurance**, or any assignment of interest under this policy, must be agreed to in writing by the **Insurer** in order for this policy to become subject to such modification or for such assignment to become effective. In no event shall any such modification or assignment affect this policy's excess position or attachment point.

(G) If the Insured(s) elect and are granted an extended reporting period under the **Followed Policy**, then the Insured(s) may elect an extended reporting period under this policy upon satisfaction of the conditions set forth in the **Followed Policy**.

IV. DEFINITIONS

(A) **Followed Policy**, **Underlying Insurance**, **Insurer**, **Premium**, **Policy Period**, **Pending & Prior Litigation Date** and **Limit of Liability** are defined as set forth in the Declarations.

(B) **Underlying Limits** means an amount equal to the aggregate of all limits of liability set forth in Item 9. of the Declarations for all **Underlying Insurance**, plus any applicable uninsured retention.

(C) All other capitalized terms are defined as set forth in the **Followed Policy**.

IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.

TWIN CITY FIRE INSURANCE COMPANY

HOME OFFICE - INDIANAPOLIS, INDIANA
ADMINISTRATIVE OFFICES - HARTFORD, CONNECTICUT
(A STOCK INSURANCE COMPANY MEMBER OF THE HARTFORD)

Kevin Barnett, Secretary

Ross Fisher, President

ENDORSEMENT NO: 1

This endorsement, effective 12:01 am, 7/01/24 **forms part**
of policy number 08 DA 0252123-24

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT

I. Notice of Claim or Wrongful Act

A. A notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPClaims@thehartford.com
Fax: (917) 464-6000

B. Where it is stated in the policy or declarations page that a notice of any **Claim** or **Wrongful Act** shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115, it shall be deleted and replaced with the following:

Notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPClaims@thehartford.com
Fax: (917) 464-6000

II. All Other Notices

A. All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPExpress@thehartford.com
Fax: (866) 586-4550

B. With the exception of notice of a **Claim** or **Wrongful Act**, where it is stated in the policy or declarations page that a notice shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115 shall be deleted and replaced with the following:

All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPExpress@thehartford.com
Fax: (866) 586-4550

All other terms and conditions remain unchanged.

Ross Fisher, President

ENDORSEMENT NO:2

This endorsement, effective 12:01 am, 7/01/24 **forms part of policy number** 08 DA 0252123-24

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

CAP ON LOSSES FROM CERTIFIED ACTS OF TERRORISM

This endorsement modifies insurance provided under all lines of insurance in this policy subject to the Terrorism Risk Insurance Act.

A. Disclosure Of Federal Participation In Payment Of Terrorism Losses

The United States Department of the Treasury will reimburse insurers for 85% of that portion of insured losses attributable to “certified acts of terrorism” that exceed the applicable insurer deductible. Effective January 1, 2016, this percentage will be reduced to 84%, effective January 1, 2017 to 83%, effective January 1, 2018 to 82% effective January 1, 2019 to 81%, and effective January 1, 2020 to 80%. However, if aggregate insured losses under the Terrorism Risk Insurance Act, as amended (TRIA), exceed $100 billion in a Calendar Year, the Treasury shall not make any payment for any portion of such losses that exceeds $100 billion. The United States government has not charged any premium for their participation in covering terrorism losses.

B. Cap On Certified Terrorism Losses

A “certified act of terrorism” means an act that is certified by the Secretary of the Treasury in accordance with the provisions of TRIA to be an act of terrorism under TRIA. The criteria contained in TRIA, for a "certified act of terrorism" include the following:

1. The act results in insured losses in excess of $5 million in the aggregate, attributable to all types of insurance subject to TRIA; and

2. The act results in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of an United States mission; and

3. The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

If aggregate insured losses attributable to “certified acts of terrorism” under TRIA, exceeds $100 billion in a Program Year (January 1 through December 31) and we have met, or will meet, our insurer deductible under TRIA, we shall not be liable for the payment of any portion of such losses that exceeds $100 billion. In such case, your coverage for terrorism losses may be reduced on a pro rata basis in accordance with procedures established by the Treasury,, based on its estimates of aggregate industry losses and our estimate that we will exceed our insurer deductible. In accordance with the Treasury’s procedures, amounts paid for losses may be subject to further adjustments based on differences between actual losses and estimates.

C. Application Of Other Exclusions

The terms and limitations of any terrorism exclusion, or the inapplicability or omissions of a terrorism exclusion, or inclusion of coverage for terrorism, do not serve to create coverage for any loss which would otherwise be excluded under this Coverage Part or Policy, such as losses excluded by any Nuclear Liability Exclusion, Pollution Exclusion, or War Exclusion.

All other terms and conditions remain unchanged.

ENDORSEMENT NO:3

This endorsement, effective 12:01 am, 7/01/24 **forms part**
of policy number 08 DA 0252123-24

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ABSOLUTE TIE-IN ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD PREMIER EXCESS POLICY

Notwithstanding the amount specified in **Item 3**. **Limit of Liability** of the Declarations, it is agreed that the maximum combined **Limit of Liability** for this policy 08 DA 0252123-24 and policy No. 08 FI 0252157-24 shall be $10,000,000.

All other terms and conditions remain unchanged.

Ross Fisher, President

ENDORSEMENT NO:4

This endorsement, effective 12:01 am, 7/01/24 **forms part of policy number** 08 DA 0252123-24

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

QUOTA SHARE PARTICIPATION ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD PREMIER EXCESS POLICY

I. This policy is part of a quota share participation arrangement between the **Participating Insurance Company(ies)** (as defined below) and the Insured (the "**Program**") which provides a $50,000,000 aggregate limit of liability excess of the **Underlying Insurance** and consists of the following:

Participating Insurance Company	Participating Insurance Policy No.	Participating Insurance Company's Limit of Liability	Participating Insurance Company's Percentage
London/Lloyds Syndicates	13013P24	$5,000,000	10%
Freedom Specialty Insurance Company	XMF2400061	$10,000,000	20%
Twin City Fire Insurance Co.	08 DA 0252123-24	$10,000,000	20%
U.S. Specialty Insurance Company	24-MGU-24-A58942	$8,000,000	16%
Everest National Insurance Co.	FL5EX00305-241	$7,000,000	14%
Ironshore Indemnity Inc.	IA7NAB095J005	$5,000,000	10%
XL Specialty Insurance Company	ELU197867-24	$5,000,000	10%

II. Each **Participating Insurance Company** shall be liable only for its own percentage of each covered Loss, subject to its own limit of liability.

III. Each **Participating Insurance Company** shall:

A. receive notice of any Claim submitted for coverage under the **Program**;

B. make its own determination of whether Loss is covered under the **Program**; and

C. elect whether to participate in the investigation, settlement or defense of any Claim.

IV. The liability of each **Participating Insurance Company** shall be several and not joint. The failure, refusal or inability of any **Participating Insurance Company** to pay covered Loss, including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other **Participating Insurance Company**.

All other terms and conditions remain unchanged.

Ross Fisher, President

Named Insured: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

Policy Number: 08 DA 0252123-24

Effective Date: 7/01/24

Insurer: TWIN CITY FIRE INSURANCE CO.

TERRORISM RISK INSURANCE ACT

CONFIRMATION OF ACCEPTANCE OF CERTIFIED ACTS OF TERRORISM

We previously notified you that in accordance with the federal Terrorism Risk Insurance Act, as amended (TRIA), we must make "certified acts of terrorism" coverage available in the policies we offer.

A "certified act of terrorism" means an act that is certified by the Secretary of the Treasury in accordance with the provisions of TRIA to be an act of terrorism under TRIA. The criteria contained in TRIA for "certified act of terrorism" include the following:

1. The act results in insured losses in excess of $5 million in the aggregate, attributable to all types of insurance subject to TRIA; and
2. The act results in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of an United States mission; and
3. The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals acting as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

The United States Department of the Treasury will reimburse insurers for 85% of that portion of insured losses attributable to certified acts of terrorism that exceeds the applicable insurer deductible. However, if aggregate insured losses under TRIA exceed $100 billion in a Calendar Year, the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion. Effective January 1, 2016, this percentage will be reduced to 84%, effective January 1, 2017 to 83%, effective January 1, 2018 to 82%, effective January 1, 2019 to 81%, and effective January 1, 2020 to 80%.

The United States government has not charged any premium for their participation in covering terrorism losses.

If aggregate insured losses attributable to terrorist acts certified under TRIA exceed $100 billion in a Calendar Year and we have met, or will meet, our insurer deductible under TRIA, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion. In such case, your coverage for terrorism losses may be reduced on a pro rata basis in accordance with procedures established by the Treasury, based on its estimates of aggregate industry losses and our estimate that we will exceed our insurer deductible. In accordance with the Treasury's procedures, amounts paid for losses may be subject to further adjustments based on differences between actual losses and estimates.

At that time we advised you that you will not be required to pay a premium for "certified acts of terrorism" coverage at this time. As a result of our notification, you have accepted "certified acts of terrorism" coverage. If, upon renewal of your policy, a premium is going to be charged for "certified acts of terrorism" coverage, we will provide you with notification of what that premium will be.

U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the United States. **Please read this Notice carefully**.

The Office of Foreign Assets Control ("OFAC") of the U.S. Department of the Treasury administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign countries and regimes, terrorists, international narcotics traffickers, those engaged in activities related to the proliferation of weapons of mass destruction, and other threats to the national security, foreign policy or economy of the United States. OFAC acts under Presidential national emergency powers, as well as authority granted by specific legislation, to impose controls on transactions and freeze assets under U.S. jurisdiction. OFAC publishes a list of individuals and companies owned or controlled by, or acting for or on behalf of, targeted countries. It also lists individuals, groups, and entities, such as terrorists and narcotics traffickers designated under programs that are not country-specific. Collectively, such individuals and companies are called "Specially Designated Nationals and Blocked Persons" or "SDNs". Their assets are blocked and U.S. persons are generally prohibited from dealing with them. This list can be located on OFAC's web site at — http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is an SDN, as identified by OFAC, the policy is a blocked contract and all dealings with it must involve OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC.

Producer Compensation Notice

You can review and obtain information on The Hartford's producer compensation practices at www.thehartford.com or at 1-800-592-5717.

U.S. SPECIALTY INSURANCE COMPANY

ENDORSEMENT NUMBER: 1

MASSACHUSETTS AMENDATORY ENDORSEMENT

This Endorsement, effective at 12:01 a.m. on 7/1/2024, forms part of Policy No. 24-MGU-24-A58942, issued to Fidelity Fixed Income and Asset Allocation Funds by U.S. Specialty Insurance Company:

In consideration of the premium charged, it is agreed that:

(1) The paragraph at the end of the Policy (beginning "In witness whereof") is amended to read in its entirety as follows:

> In witness whereof the Insurer has caused this Policy to be executed by its authorized officers.

(2) The sentence at the end of the Declarations Page (beginning "IN WITNESS WHEREOF") is amended to read in its entirety as follows:

> IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed on the Declarations Page by its President and a Secretary.

Accordingly, the countersignature line for an Authorized Representative is deleted in its entirety from the Declarations Page.

All other terms, conditions and limitations of this Policy shall remain unchanged.

____
Authorized Representative

ENDORSEMENT NUMBER: 2

TIE-IN OF LIMITS ENDORSEMENT (AGGREGATE)

To be attached to and made a part of Policy No. 24-MGU-24-A58942, issued to Fidelity Fixed Income and Asset Allocation Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that:

(1) For purposes of this endorsement, the term "Other Policy" means Policy Number 24-MGU-24-A58952 issued by the Insurer (or an affiliate of the Insurer).

(2) Notwithstanding anything to the contrary in this Policy or the Other Policy, the Insurer's combined maximum aggregate limit of liability under this Policy and the Other Policy shall be $8,000,000 part of $50,000,000. Accordingly, the Insurer's limit of liability under this Policy shall be reduced, and may be exhausted, by actual payments made by the Insurer under the Other Policy, and the Insurer's limit of liability under the Other Policy shall be reduced, and may be exhausted, by actual payments made by the Insurer under this Policy.

(3) Nothing in this endorsement is intended, nor shall it be construed, to increase the limit of liability under this Policy (which shall remain the amount set forth in ITEM 3 of the Declarations) or the limit of liability under the Other Policy.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:________________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 3

SCHEDULE OF UNDERLYING INSURANCE

To be attached to and made a part of Policy No. 24-MGU-24-A58942, issued to Fidelity Fixed Income and Asset Allocation Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged it is hereby agreed and understood that the Schedule of Underlying Insurance on the Declarations page is amended to read as follows:

	Insurer	Policy Number	Limits
Primary	Berkshire Hathaway Specialty Insurance Company	47-EPF-315881-04	$10,000,000
1st Excess	ACE American Insurance Company	G23656280 017	$10,000,000
2nd Excess	National Union Fire Insurance Company of Pittsburgh, Pa.	01-307-65-49	$10,000,000
3rd Excess	ICI Mutual Insurance Company	87153124D	$10,000,000
4th Excess	Allied World Assurance Company, AG	C014841/014	$10,000,000
5th Excess	QBE Insurance Corporation	130005115	$10,000,000
6th Excess	Travelers Casualty and Surety Company of America	106547114	$10,000,000
7th Excess	Continental Casualty Company	287273571	$10,000,000
8th Excess	Starr Indemnity & Liability Company	1000059076241	$10,000,000
9th Excess	AXIS Insurance Company	P-001-000158031-05	$5,000,000
10th Excess	Zurich American Insurance Company	EOC-0905341-01	$5,000,000

Schedule of Quota Share Participants
Aggregate Limit for all quota share participants: $50,000,000

	Insurer	Policy Limits	Policy Number
Participant	Everest National Insurance Company	$ 7,000,000	FL5EX00719-241
Participant	XL Specialty Insurance Company	$ 5,000,000	ELU197867-24
Participant	Freedom Specialty Insurance Company	$10,000,000	XMF2400061
Participant	Lloyd's of London	$ 5,000,000	13013P24
Participant	Twin City Fire Insurance Company	$10,000,000	08 DA 0252123 24
Participant	Ironshore Indemnity Inc	$ 5,000,000	IA7NAB095J005

All other terms, conditions and limitations of this Policy will remain unchanged, including but not limited to the maximum aggregate **Limit of Liability** set forth in ITEM 3. of the Declarations.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By: ________________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 4

AMEND SETTLEMENT PROVISION

To be attached to and made a part of Policy No. 24-MGU-24-A58942, issued to Fidelity Fixed Income and Asset Allocation Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that Section V. is amended to read in its entirety as follows:

V. SETTLEMENT

The **Insureds** shall not admit liability for or settle any claim for any amount that would involve the coverage afforded by this Policy without the Insurer's prior written consent, which will not be unreasonably withheld.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By: ________________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 5

AMEND INSURING AGREEMENT

To be attached to and made a part of Policy No. 24-MGU-24-A58942, issued to Fidelity Fixed Income and Asset Allocation Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that Section I of this Policy is deleted and replaced with the following:

I. INSURING AGREEMENT

The Insurer shall provide the **Insureds** with insurance excess of the **Underlying Insurance** scheduled in ITEM 4 of the Declarations. Except as specifically set forth in the terms, conditions or endorsements of this Policy, coverage hereunder shall apply in conformance with the terms, conditions, limitations and endorsements of the **Primary Policy**, subject to any more restrictive provisions of the other **Underlying Insurance**, except that coverage hereunder shall attach only after all **Underlying Insurance** has been exhausted by actual payment of claims or losses thereunder.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:________________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 6

DELETE SECTION II.B (CANCELLATION OF UNDERLYING INSURANCE) AND AMEND SECTION IX (POLICY TERMINATION)

To be attached to and made a part of Policy No. 24-MGU-24-A58942, issued to Fidelity Fixed Income and Asset Allocation Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that:

(1) Section II.B of the Policy is deleted in its entirety. However, nothing in this endorsement is intended, nor shall it be construed, to relieve the **Insured** of its obligation under Section VIII.B to give the Insurer written notice as soon as practicable of any cancellation of **Underlying Insurance**. Moreover, in the event a policy of **Underlying Insurance** is cancelled, the Insurer shall not be liable under this Policy earlier or to any greater extent than it would have been had the policy of **Underlying Insurance** not been cancelled.

(2) The second sentence of Section II.A (Maintenance of Underlying Insurance) is deleted and replaced with the following:

> The Insurer shall not be liable under this Policy earlier or to any greater extent than it would have been if the **Insureds** had complied with this condition.

(3) The following paragraph is added to Section IX:

> This Policy is non-cancelable by the Insurer except for non-payment of premium. The Insurer may cancel this Policy for non-payment of premium by sending not less than 10 days notice of such cancellation to the entity named in ITEM 1 of the Declarations at such entity's last known address.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:________________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 7

TREATMENT OF PAYMENTS AS REDUCING OR EXHAUSTING UNDERLYING LIMIT

To be attached to and made a part of Policy No. 24-MGU-24-A58942, issued to Fidelity Fixed Income and Asset Allocation Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that:

(1) For purposes of this endorsement:

(a) **A-Side Carrier** means the issuer of any excess "Side A"/"Difference in Conditions" policy written specifically excess of this Policy.

(b) **Loss** shall have the meaning ascribed to such term in the **Primary Policy**.

(2) Notwithstanding anything in the Policy to the contrary:

(a) If an issuer of a policy of **Underlying Insurance** becomes financially insolvent or bankrupt and, solely as a result of such financial insolvency or bankruptcy, fails to pay **Loss** under such policy of **Underlying Insurance**, and if the **Insureds**, an **A-Side Carrier** or any other entity actually makes payment for part or all of such **Loss**, then the Insurer will treat such payment as if it had been made by such issuer for purposes of determining reduction or exhaustion (as the case may be) of the limit of liability of such policy of **Underlying Insurance**.

(b) If an issuer of a policy of **Underlying Insurance** fails to pay **Loss** under such policy of **Underlying Insurance** for any reason other than such issuer's financial insolvency or bankruptcy, and if the **Insureds**, an **A-Side Carrier** or any other entity actually makes payment for part or all of such **Loss**, then the Insurer will treat such payment as if it had been made by such issuer for purposes of determining reduction or exhaustion (as the case may be) of the limit of liability of such policy of **Underlying Insurance**, but only if the **Insureds**:

(i) promptly notify the Insurer that the **Insureds**, an **A-Side Carrier** or any other entity intends to make such payment; and

(ii) advise the Insurer of the total amount of **Loss** that such issuer has paid or has agreed to pay (if any) under such policy of **Underlying Insurance**.

(3) In no event shall any failure to pay on the part of an issuer of **Underlying Insurance** cause the Insurer to be liable under this Policy earlier or to any greater extent than the Insurer would have been if such issuer had paid its policy's full limit of liability. Except as expressly provided in paragraph (2) above, nothing in this endorsement shall be deemed to waive any term, condition or limitation of this Policy or any policy of **Underlying Insurance**.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective Date of this endorsement:

By:________________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 8

POLICYHOLDER DISCLOSURE – TERRORISM PREMIUM NOTICE

To be attached to and made a part of Policy No. 24-MGU-24-A58942, issued to Fidelity Fixed Income and Asset Allocation Funds by U.S. Specialty Insurance Company.

Your Policy contains coverage for certain losses caused by terrorism. We are required to notify you of the portion of the premium, if any, attributable to the coverage for terrorist acts certified under the Terrorism Risk Insurance Act, as amended in 2019 (hereinafter "TRIA"). TRIA also requires us to provide disclosure of federal participation in payment of terrorism losses resulting from an "act of terrorism" as defined by Section 102(1) of TRIA.

Section 102(1) of TRIA defines the term "act of terrorism" as any act that is certified by the Secretary of the Treasury of the United States – in concurrence with the Secretary of Homeland Security and the Attorney General of the United States – to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

Please be advised that the actual coverage provided by your Policy for acts of terrorism, as is true for all coverages, is limited by the terms, conditions, exclusions, limits and other provisions of your Policy, any endorsements to the Policy and generally applicable rules of law.

YOU SHOULD KNOW THAT, WHERE COVERAGE IS PROVIDED BY THIS POLICY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM, SUCH LOSSES MAY BE PARTIALLY REIMBURSED BY THE UNITED STATES GOVERNMENT UNDER A FORMULA ESTABLISHED BY FEDERAL LAW. UNDER THIS FORMULA, THE UNITED STATES GOVERNMENT generally reimburses 80% beginning on January 1, 2020 of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers' liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The amount of your premium that is attributable to coverage for terrorist acts certified under TRIA is $0.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:________________________________
Attorney-in-Fact

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site - http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

U.S. SPECIALTY INSURANCE COMPANY

Excess Indemnity Policy

TOKIO MARINE HCC

D&O Group
8 Forest Park Drive, Farmington, Connecticut 06032
main 860 674 1900 facsimile 860 676 1737

U.S. SPECIALTY INSURANCE COMPANY

EXCESS INDEMNITY POLICY

This is a claims made policy. Please read it carefully.

In consideration of the payment of the premium, and in reliance upon all statements made and information furnished to the Insurer and to the issuers of the **Underlying Insurance** and subject to the Declarations and the limitations, conditions, provisions, any endorsements to and all other terms of this Policy, the Insurer and the **Insureds** agree as follows:

I. INSURING AGREEMENT

The Insurer shall provide the **Insureds** with insurance excess of the **Underlying Insurance** scheduled in ITEM 4 of the Declarations. Except as specifically set forth in the terms, conditions or endorsements of this Policy, coverage hereunder shall apply in conformance with the terms, conditions, limitations and endorsements of the policy immediately underlying this Policy, except that coverage hereunder shall attach only after all **Underlying Insurance** has been exhausted by actual payment of claims or losses thereunder.

II. PRIMARY AND UNDERLYING INSURANCE

A. Maintenance of **Underlying Insurance**

All of the **Underlying Insurance** scheduled in ITEM 4 of the Declarations shall be maintained during the **Policy Period** in full effect except for any reduction of the limits of liability available under the **Underlying Insurance** solely by reason of actual payment of claims or losses thereunder. Subject at all times to Section II.B of this Policy, the Insurer shall not be liable under this policy earlier or to any greater extent than it would have been if the **Insureds** had complied with this condition.

B. Cancellation of **Underlying Insurance**

This Policy shall terminate immediately upon the cancellation of any one or more of the policies scheduled in ITEM 4 of the Declarations, whether cancelled by the **Insureds** or the applicable insurer. Notice of cancellation or non-renewal of any such policies duly given by any of the applicable insurers shall serve as notice of the cancellation or non-renewal of this Policy by the Insurer.

C. Amendment of **Underlying Insurance**

No amendment to any **Underlying Insurance** during the **Policy Period** shall be effective in extending the coverage or limits of liability afforded by this Policy unless the Insurer so agrees in writing.

III. DEFINITIONS

A. **Insured** means any person or organization insured under the policy immediately underlying this Policy.

B. **Policy Period** means the period from the inception date to the expiration date set forth in ITEM 2 of the Declarations, or to any earlier cancellation date.

C. **Primary Policy** means the policy scheduled as such in ITEM 4 of the Declarations.

D. **Underlying Insurance** means all policies scheduled in ITEM 4 of the Declarations and any policies replacing them.

IV. LIMITS OF LIABILITY

A. The amount or amounts stated in ITEM 3 of the Declarations are the limits of the Insurer's liability and shall be the maximum amount(s) payable by the Insurer under this Policy. The limits of liability available under this Policy to pay damages or settlements shall be reduced, and may be exhausted, by the payment of defense expenses.

B. In the event of the reduction of the limits of liability of the **Underlying Insurance** solely as the result of actual payment of claims or losses thereunder by the applicable insurers, this Policy shall, subject to the Insurer's limits of liability and to the other terms, conditions and endorsements of this Policy, continue to apply to claims or losses as excess insurance over the amount of insurance remaining under such **Underlying Insurance**.

C. In the event of the exhaustion of all of the limits of liability of such **Underlying Insurance** solely as the result of actual payment of claims or losses thereunder, the remaining limits available under this Policy shall, subject to the Insurer's limits of liability and to the other terms, conditions and endorsements of this Policy, continue for subsequent claims or losses as primary insurance. Under such circumstances, any retention or deductible specified in the **Primary Policy** shall also apply to this Policy.

V. SETTLEMENT

The **Insureds** shall not admit liability for or settle any claim for any amount that would involve the coverage afforded by this Policy without the Insurer's prior written consent.

VI. CLAIM PARTICIPATION

The Insurer may, at its sole discretion, elect to participate in the investigation, settlement and/or defense of any claim against the **Insureds** even if the **Underlying Insurance** has not been exhausted.

VII. SUBROGATION AND RECOVERIES

A. In the event of any payment under this Policy, the Insurer shall be subrogated to all the **Insureds'** rights of recovery against any person or organization, and the **Insureds** shall execute and deliver all instruments and papers and do whatever else is necessary to secure such rights.

B. Any amount recovered after payment under this Policy shall be apportioned in the inverse order of payment to the extent of actual payment. The expenses of all such recovery proceedings shall be apportioned in the same ratio as the recoveries.

VIII. NOTICES

A. If the **Insureds** give any notice of any matter under the **Underlying Insurance**, the **Insureds** must also give the Insurer written notice of such matter in the same manner as required by the terms and conditions of the **Primary Policy**, except that such written notice must be sent to the Insurer at the address set forth in ITEM 6 of the Declarations.

B. The **Insureds** shall give the Insurer notice in writing as soon as practicable of:

1. the cancellation of any **Underlying Insurance**, or

2. any additional or return premiums charged or allowed in connection with any **Underlying Insurance**.

IX. POLICY TERMINATION

A. This Policy may be canceled by the **Insureds** at any time either by surrender of this Policy or by written notice stating when thereafter such cancellation is to be effective. The mailing of such notice as aforesaid shall be sufficient proof of notice and this policy shall terminate at the date and hour specified in such notice.

B. The Insurer shall refund the unearned premium computed at the customary short rate if the Policy is canceled by the **Insureds**.

X. CONFORMITY TO STATUTE

Any terms of this Policy which are in conflict with the terms of any applicable laws construing this Policy are hereby amended to conform to such laws.

XI. AUTHORIZATION AND NOTICES

The person or entity named in ITEM 1 of the Declarations shall be the sole agent, and shall act on behalf, of the **Insureds** with respect to all matters under this Policy, including but not limited to giving and receiving notices and other communication, effecting or accepting any endorsements to or notice of cancellation of this Policy, paying premium and receiving any return premiums.

XII. NO ALTERATIONS WITHOUT ENDORSEMENT

No change in or modification of this Policy shall be effective unless made by endorsement signed by an authorized employee of the Insurer or any of its agents relating to this Policy.

In witness whereof the Insurer has caused this Policy to be executed by its authorized officers, but this Policy will not be valid unless countersigned on the Declarations Page by a duly authorized representative of the Insurer.

Secretary President

Nationwide®
is on your side

Home Office:
One West Nationwide Blvd.
Columbus, OH 43215
Administrative Office:
18700 North Hayden Road
Scottsdale, AZ 85255

January 23, 2025

Mary Coughlin
Willis
Willis Towers Watson Northeast, Inc.
75 Arlington Street
Floor 10, MA 02116

RE: Fidelity Fixed Income & Asset Allocation
Policy Number: XMF2400061
Liability Limit: $10,000,000 Part of $50,000,000 Excess of $100,000,000

Dear Mary,

Nationwide is pleased to provide you with the enclosed Fidelity Fixed Income & Asset Allocation Policy, with effective dates 07/01/2024 to 07/01/2025, issued by Freedom Specialty Insurance Company ("the Company") to the above captioned insured.

As requested, the Policy has been issued despite the fact that Nationwide has not received all of the Underlying Excess policy(ies)/endorsements.

As you are aware, the binder for this Policy may contain a subjectivity(ies) regarding receipt, review and acceptance of complete copies of the binders for all of the Underlying Excess policies, as well as complete copies of all of the policies themselves. If applicable, please forward complete copies of all of the policies to my attention as soon as possible.

The Company fully reserves its rights to amend the Policy in the event that any inconsistencies exist between the binders related to the policies and the policies when issued. In addition, by issuing the Policy, the Company does not waive any rights or defenses it may have in connection with the Policy, nor is it stopped from asserting all or any defenses that may be available to it with regard to the Policy.

If you have any questions or concerns, please do not hesitate to contact me.

Sincerely,

Nicole Young

Nicole Young

Enclosures

Underwritten by: Freedom Specialty Insurance Company
Home Office: One West Nationwide Boulevard · Columbus, Ohio 43215
Administrative Office: 18700 North Hayden Road · Scottsdale, Arizona 85255
1-800-423-7675 · A Stock Company

EXCESS INSURANCE POLICY

DEPENDING UPON THE TERMS OF THE FOLLOWED POLICY, THIS POLICY MAY APPLY ONLY TO CLAIMS FIRST MADE DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD, IF APPLICABLE, AND THE LIMIT OF LIABILITY MAY BE REDUCED BY PAYMENT OF DEFENSE COSTS. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

DECLARATIONS

Item 1. **Named Insured &** Mailing Address:
FIDELITY FIXED INCOME & ASSET ALLOCATION
C/O FMR LLC
FIRST FLOOR, EAST SIDE, SUITE 167, MAILZONE V7E
BOSTON, MA 02210

Policy No.: XMF2400061
Agent No.: 20408
Renewal No.: XMF2300061

Item 2. Aggregate Limit of Liability (maximum amount payable by the **Insurer** under this Policy): $10,000,000 Part of $50,000,000

Item 3. **Policy Period:**
07/01/2024 to 07/01/2025 12:01 A.M. local time at **Named Insured's** Mailing Address

Item 4. Schedule of **Underlying Policies:**
"Followed Policy" means the policy or coverage section identified below in the Schedule of **Underlying Policies,** as constituted at its inception (unless the **Insurer** consents to any change thereto by written endorsement to this Policy).

Followed Policy	Underlying Insurer	Underlying Policy	Limit of Liability	Policy Period
☒	**BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY**	47-EPF-315881-04	$10,000,000	07/01/2024 - 07/01/2025

DEDUCTIBLE/RETENTION:
$5,000,000

SEE FORM UTF-358 12-07 FOR COMPLETE SCHEDULE OF UNDERLYING POLICIES

"Underlying Limits" means the following amount: $100,000,000

"Underlying Policies" means all policies or coverage sections of policies identified in the above Schedule of **Underlying Policies,** as constituted at their inception (unless the **Insurer** consents to any change thereto by written endorsement to this Policy). **"Underlying Insurer"** means any insurer identified in the above Schedule of **Underlying Policies** as issuing an **Underlying Policy.**

Item 5. **Premium:** $150,209 **Terrorism Premium:** $0 **Total Premium:** $150,209

Item 6. Pending and Prior Litigation Date (in accordance with **Followed Policy,** but date may differ): As Expiring
Continuity Date (in accordance with **Followed Policy,** but date may differ):

Item 7. Endorsements Effective at Inception:

SEE SCHEDULE OF FORMS AND ENDORSEMENTS

Nationwide®

Item 8. Notice of Claims to:	Other Notices to:
Freedom Specialty Insurance Company Claim Department PO Box 182452 Columbus, Ohio 43218-2452 mlsreportaloss@nationwide.com	Freedom Specialty Insurance Company Claim Department PO Box 182452 Columbus, Ohio 43218-2452 mlsreportaloss@nationwide.com

These Declarations, together with the application (as defined in the **Followed Policy**) and any information submitted therewith, the Policy, and any written endorsement(s) attached thereto, shall constitute the contract between the **Insureds** and the **Insurer.**

Nationwide®

Underwritten by: Freedom Specialty Insurance Company
Home Office: One Nationwide Plaza · Columbus, Ohio 43215
Administrative Office: 18700 North Hayden Road · Scottsdale, Arizona 85255
1-800-423-7675 · A Stock Company

In Witness Whereof, the Company has caused this policy to be executed and attested.

Secretary President

The information contained herein replaces any similar information contained elsewhere in the policy.

FREEDOM SPECIALTY
INSURANCE COMPANY®
a Nationwide Insurance® company

A Stock Insurance Company, herein called the **Insurer**

EXCESS INSURANCE POLICY

UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY APPLIES ONLY TO CLAIMS FIRST MADE AGAINST THE INSURED DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD. THE LIMIT OF LIABILITY SHALL BE REDUCED AND MAY BE EXHAUSTED BY PAYMENT OF DEFENSE COSTS.

In consideration of the payment of the premium and in reliance upon the application (as defined in the **Followed Policy**) and any information submitted therewith, and subject to the Declarations and terms and conditions of this Policy, the persons and entities entitled to coverage under the **Followed Policy** (the **"Insureds"**) and the **Insurer** agree as follows:

I. INSURING AGREEMENT

The **Insurer** shall provide insurance coverage excess of the **Underlying Limits** in accordance with the same terms, definitions, conditions, exclusions and limitations as are contained in the **Followed Policy,** except with respect to the premium, the limit of liability and as otherwise provided herein.

II. DEFINITIONS

A. **"DIC Insurer"** means any insurer which wrote a difference-in-conditions policy excess of this Policy that drops down to pay any amount due under the **Underlying Policies** pursuant to the difference-in-conditions provisions of such policy; provided, however, any such policy issued by such insurer shall not be considered one of the **Underlying Policies.**

B. **"Financial Insolvency"** means the status of any **Underlying Insurer** being subject to the appointment, by any state, federal or foreign official, agency or court, of any receiver, conservator, liquidator, trustee, rehabilitator or similar official to take control of, supervise, manage or liquidate such **Underlying Insurer.**

III. REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS

A. The **Insurer** shall not provide any coverage under this Policy until the full amount of the **Underlying Limits** has been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of amounts covered under the terms of the **Underlying Policies** by any or all of the following:

(1) the **Underlying Insurers** under the **Underlying Policies;**

(2) the **Insured;** or

(3) a **DIC Insurer,** in the event the difference-in-conditions policy written by such **DIC Insurer** drops down to pay any amount due under the **Underlying Policies.**

B. In the event that the **Underlying Limits** are partially reduced by reason of actual payments as described in Section **III.A.** above, then subject to the Limit of Liability this Policy shall continue to apply as excess over the reduced **Underlying Limits.**

C. In the event that the **Underlying Limits** are wholly exhausted by reason of actual payments as described in Section **III.A.** above (and the full amount of any applicable deductible or uninsured retention has been paid under the **Followed Policy** by the **Insured** or others), then subject to the Limit of Liability this Policy shall continue to apply as primary insurance in accordance with the terms, definitions, conditions, exclusions and limitations of the **Followed Policy** and the terms, definitions, conditions, exclusions and limitations of this Policy; provided always that this Policy shall only pay excess of such deductible or retention, which shall be applied in the same manner as specified in the **Followed Policy.**

D. This Policy shall only pay in the event of the reduction or exhaustion of the **Underlying Limits** by reason of actual payments as described in Section **III.A.** above and shall not drop down for any other reason, including but not limited to the existence of any sub-limit in any **Underlying Policy;** provided, however, this Policy will recognize erosion of any of the **Underlying Policies** due to the existence of a sub-limit.

E. The **Insureds** expressly retain the risk of any gap in coverage or uncollectibility and the **Insurer** does not in any way insure or assume such risk.

IV. CONDITIONS OF COVERAGE

A. As a condition precedent to this Policy's coverage, in the event of the **Financial Insolvency** of any of the **Underlying Policies** or the reduction or exhaustion of any of the **Underlying Policies,** the **Insureds** shall notify the **Insurer** in writing as soon as practicable thereafter, with full particulars.

B. If during the **Policy Period** or any discovery or extended reporting period, any terms, definitions, conditions, exclusions and limitations of the **Followed Policy** are changed, this Policy shall not be subject to such change unless the **Insurer** consents by written endorsement to this Policy.

FREEDOM SPECIALTY
INSURANCE COMPANY®

SCHEDULE OF FORMS AND ENDORSEMENTS

Policy No. XMF2400061

Effective Date 07/01/2024
12:01 A.M. Standard Time

Named Insured Fidelity Fixed Income & Asset Allocation

Agent No. 20408

XMF-D-2	08-22	EXCESS INSURANCE POLICY DECLARATIONS
UTF-COVPG	03-21	COVER PAGE
XMF-P-2	07-10	EXCESS INSURANCE POLICY
UTF-SP-2	06-11	SCHEDULE OF FORMS AND ENDORSEMENTS
UTF-358	12-07	SCHEDULE OF UNDERLYING POLICIES
XMF-207	08-17	AMEND REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS-LOSS
XMF-202	08-17	AMEND CONDITIONS OF COVERAGE
UTF-3G	03-92	AMEND CONDITIONS OF COVERAGE - AS EXPIRING
XMF-232	08-17	QUOTA SHARE ENDORSEMENT
UT - 3G - 2911 - M	09-18	TIE IN OF LIMITS ENDORSEMENT - TIE IN WITH BOND POLICY
NOTF0442CW	03-22	U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS
NOTF0602MA-POL	03-21	POLICYHOLDER DISCLOSURE-MASSACHUSETTS NOTICE OF TERRORISM INSURANCE COVERAGE

FREEDOM SPECIALTY
INSURANCE COMPANY®

SCHEDULE OF UNDERLYING POLICIES

Policy No. XMF2400061 Effective Date 07/01/2024
12:01 A.M. Standard Time

Named Insured Fidelity Fixed Income & Asset Allocation Agent No. 20408

SCHEDULE OF UNDERLYING INSURANCE :

Issuing Insurer	Policy Number	Limit of Liability	Attachment Point
PRIMARY POLICY (FOLLOWED): BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY	47-EPF-315881-04	$10,000,000	SEE FOLLOWED POLICY RETENTIONS
1st EXCESS: ACE AMERICAN INSURANCE COMPANY	G23656280 017	$10,000,000	$10,000,000
2nd EXCESS: NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA	01-307-65-49	$10,000,000	$20,000,000
3rd EXCESS: ICI MUTUAL INSURANCE COMPANY, RRG	87153124D	$10,000,000	$30,000,000
4th EXCESS: ALLIED WORLD ASSURANCE COMPANY, AG	C014841/014	$10,000,000	$40,000,000
5th EXCESS: QBE INSURANCE CORPORATION	130005115	$10,000,000	$50,000,000
6th EXCESS: TRAVELERS CASUALTY AND SURETY COMPANY OF AMERICA	106547114	$10,000,000	$60,000,000
7th EXCESS: CONTINENTAL CASUALTY COMPANY	287273571	$10,000,000	$70,000,000
8th EXCESS: STARR INDEMNITY & LIABILITY COMPANY	1000059076241	$10,000,000	$80,000,000
9th EXCESS: AXIS INSURANCE COMPANY	P-001-000158031-05	$5,000,000	$90,000,000
10th EXCESS: ZURICH AMERICAN INSURANCE COMPANY	EOC-0905341-01	$5,000,000	$95,000,000

Underwritten by Freedom Specialty Insurance Company

ENDORSEMENT NO. 1

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMF2400061	07/01/2024	Fidelity Fixed Income & Asset Allocation	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS—LOSS

In consideration of the premium charged, it is hereby understood and agreed that Section III. **REDUCTION OR EXHAUSTION OF UNDERLYING INSURANCE,** subsection A. is deleted in its entirety and replaced with the following:

A. The **Insurer** shall not provide any coverage under this Policy until the full amount of the **Underlying Limits** has been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of **Loss** under the terms of the **Underlying Policies** by any or all of the following:

(1) The **Underlying Insurers** under the **Underlying Policies;**

(2) The **Insured,** including payments made on behalf of the **Insured;**

(3) A **DIC Insurer,** in the event the difference-in-conditions policy written by such **DIC Insurer** drops down to pay any amount due under the **Underlying Policies;** or

(4) Any third-party.

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE / DATE

ENDORSEMENT NO. 2

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMF2400061	07/01/2024	Fidelity Fixed Income & Asset Allocation	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND CONDITIONS OF COVERAGE

In consideration of the premium charged, it is hereby understood and agreed that Section IV.A. **CONDITIONS OF COVERAGE** is deleted in its entirety and replaced by the following:

A. In the event of the **Financial Insolvency** of any of the **Underlying Policies** or the reduction or exhaustion of any of the **Underlying Policies,** the **Insureds** shall notify the **Insurer** in writing as soon as practicable thereafter, with full particulars.

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE / DATE

FREEDOM SPECIALTY INSURANCE COMPANY®

ENDORSEMENT NO. 3

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMF2400061	07/01/2024	Fidelity Fixed Income & Asset Allocation	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND CONDITIONS OF COVERAGE

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

In consideration of the premium paid, it is hereby understood and agreed that Section **IV. CONDITIONS OF COVERAGE,** of this Policy is amended by adding the following:

C. In the event a coverage dispute arises between the **Insured** and the **Insurer** of this Policy in relation to matters that are also the subject of a dispute with an **Underlying Insurer**, then at the **Insured's** election, those disputes shall be heard together in the same court or arbitration proceedings

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE DATE

Underwritten by Freedom Specialty Insurance Company

ENDORSEMENT NO. 4

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMF2400061	07/01/2024	Fidelity Fixed Income & Asset Allocation	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

QUOTA SHARE ENDORSEMENT

In consideration of the premium paid, it is hereby understood and agreed that:

1. This Policy is part of a quota share participation arrangement between the Participating Insurers and the **Insured** (the "Program") which provides a $50,000,000 **Limit of Liability** excess of the **Underlying Limits** as follows:

Participating Insurer	Participating Insurer's Policy Number	Participating Insurer's Limit of Liability	Participating Insurer's Percentage
Freedom Specialty Insurance Company	XMF2400061	$10,000,000	20.00%
Ironshore Indemnity Inc.	IA7NAB095J005	$5,000,000	10.00%
XL Specialty Insurance Company	ELU197867-24	$5,000,000	10.00%
Everest National Insurance Company	FL5EX00305-241	$7,000,000	14.00%
Mosaic Syndicate 1609	13013P24	$5,000,000	10.00%
Houston Casualty Company	24-MGU-24-A58942	$8,000,000	16.00%
Twin City Fire Insurance Company	08 DA 0252123 24	$10,000,000	20.00%

2. Each Participating Insurer shall be liable only for its own percentage of each covered **Loss,** subject to its own **Limit of Liability.**
3. Each Participating Insurer shall:
   A. receive notice of any **Claim** submitted for coverage under the Program;
   B. make its own determination of whether loss is covered under the Program; and
   C. elect whether to participate in the investigation, settlement or defense of any **Claim.**
4. The liability of each Participating Insurer shall be several and not joint. The failure, refusal or inability of any Participating Insurer to pay covered **Loss,** including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other Participating Insurer. The **Insured** expressly retains the risk of any gap in coverage or uncollectibility and the **Insurer** does not in any way insure or assume such risk.
5. Item 2. of the Declarations is deleted in its entirety and replaced by the following:

Item 2. See Excess Policy--Quota Share Endorsement

All other terms and conditions of this Policy remain unchanged.

______________________________ / ______________

AUTHORIZED REPRESENTATIVE DATE

Underwritten by National Casualty Company

ENDORSEMENT NO. 5

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMF2400061	07/01/2024	Fidelity Fixed Income & Asset Allocation	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

TIE-IN OF LIMITS ENDORSEMENT

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

In consideration of the premium paid, it is hereby understood and agreed that there shall be a combined limit of liability of $10,000,000 for all **Claims** under this policy and all **Claims** under policy number ***XJO2408786*** issued by the **Company** to all fidelity funds bonds, including any policy that renews or replaces or succeeds in time either policy, which combined limit of liability shall be the maximum amount payable by the **Company** under all such policies.

All other terms and conditions of this Policy remain unchanged.

/

AUTHORIZED REPRESENTATIVE DATE

Freedom Specialty Insurance Company

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of this Policy. Read this policy and review the Declarations page for complete information on the coverages provided.

This Notice provides information concerning possible impact on this Policy's insurance coverage due to directives issued by the Office of Foreign Assets Control ("OFAC"). **Please read this Notice carefully.**

OFAC administers and enforces sanctions policy, based on Presidential declarations of "national emergency." OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons." This list can be located on the United States Treasury's website: http://www.treas.gov/ofac/

In accordance with OFAC regulations, if it is determined that any insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

Underwritten by Freedom Specialty Insurance Company
A Stock Insurance Company

POLICYHOLDER DISCLOSURE-MASSACHUSETTS
NOTICE OF TERRORISM INSURANCE COVERAGE

NO PREMIUM CHARGE FOR TERRORISM COVERAGE

COPY OF DISCLOSURE SENT WITH ORIGINAL QUOTE

TERRORISM RISK INSURANCE ACT

You are hereby notified that the Terrorism Risk Insurance Act of 2002, as amended pursuant to the Terrorism Risk Insurance Program Reauthorization Act of 2019, effective January 1, 2021 (collectively referred to as "TRIA" or the "Act"), established a program within the Department of the Treasury under which the federal government shares, with the insurance industry, the risk of loss from future terrorist attacks. Under the Act, you have a right to an offer of insurance coverage for losses arising out of acts of terrorism. As defined in Section 102(1) of the Act: The term "certified acts of terrorism" means any act that is certified by the Secretary of the Treasury-in consultation with the Secretary of Homeland Security, and the Attorney General of the United States-to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States government by coercion.

DISCLOSURE OF FEDERAL SHARE OF COMPENSATION

You should know that where coverage is provided by this policy for losses resulting from "certified acts of terrorism," such losses may be partially reimbursed by the United States government under a formula established by federal law. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States government agrees to reimburse eighty percent (80%) of covered terrorism losses that exceed the statutorily established deductible paid by the insurance company providing the coverage. There is no premium charged for terrorism coverage, as indicated below.

CAP ON LOSSES FROM "CERTIFIED ACTS OF TERRORISM"

You should also know that the Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits United States government reimbursement as well as insurers' liability for losses resulting from "certified acts of terrorism" when the amount of such losses in any one calendar year exceeds $100 billion. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

$0 PREMIUM DISCLOSURE

In accordance with the Act, we are required to offer you coverage for losses resulting from an act of terrorism that is certified under TRIA as an act of terrorism. The policy's other provisions will still apply to such an act. We are further required to provide you with a notice disclosing the portion of your premium, if any, attributable to coverage for terrorist acts certified under the Terrorism Risk Insurance Act.

The portion of your annual premium that is attributable to coverage for "certified acts of terrorism" pursuant to TRIA is **$0 (zero),** and does not include any charges for the portion of losses covered by the United States government under the Act.

IRONSHORE INDEMNITY INC.

(A Stock Company)
175 Berkeley Street
Boston, MA 02116
Toll Free: (877) IRON411

This Policy is issued by the stock insurance company listed above (herein "Insurer").

EXCESS LIABILITY INSURANCE POLICY DECLARATIONS

UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY IS A CLAIMS MADE POLICY WHICH COVERS ONLY CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. PLEASE READ THIS POLICY CAREFULLY.

Policy No. IA7NAB0949005
Expiring Policy No. IA7NAB0949004

ITEM 1. INSURED COMPANY PRINCIPAL ADDRESS:

Fidelity Equity & High Income Funds
c/o FMR LLC 88 Black Falcon First Floor,
East Side, Suite 167
Boston, MA 02110

ITEM 2. COVERAGE PROVIDED: Excess Investment Advisers Liability Insurance

ITEM 3. FOLLOWED POLICY: Manuscript Fund
INSURER: Berkshire Hathaway Specialty Insurance Company
POLICY NUMBER: 47-EPF-315881-04

ITEM 4. POLICY PERIOD:

From July 01, 2024 12:01 A.M. To July 01, 2025 12:01 A.M.
(Local time at the address shown in ITEM 1.)

ITEM 5.

Premium:	Premium:	$77,752.00	*Plus all applicable Taxes, Fees and Surcharges.* *See Invoice for the date Premium is due and payable. Failure to pay the premium in full may result in voidance of coverage.*

ITEM 6. LIMIT OF LIABILITY/AGGREGATE LIMIT: $5,000,000 part of $50,000,000 for all Loss under all Coverages combined.

ITEM 7. UNDERLYING POLICY LIMITS/ATTACHMENT POINT: $100,000,000

ITEM 8. PENDING & PRIOR LITIGATION DATE: August 01, 2008

ITEM 9. NOTICE TO INSURER:

A. Notice of Claim, Wrongful Act or Loss:

Liberty Mutual Insurance
Attn: Financial Lines Claims Department
28 Liberty Street, 5th Floor
New York, NY 10005
FinancialLinesClaims@libertymutual.com

B. All other notices:

Liberty Mutual Insurance
Financial Lines
28 Liberty Street 5th Floor
New York, NY 10005

ITEM 10. BROKER ADDRESS:

Mary Coughlin
WILLIS FINMAR
Three Copley Place; 100 Huntington Avenue
Suite 300
Boston, MA 02199

LICENSE #: N/A

ITEM 11. FORMS AND ENDORSEMENTS:

1. ADM-OFAC-0419 - Sanction Limitation and Exclusion Clause
2. EDO.008 (708) Quota Share Amendment of Declarations (Excess)
3. EXC.END.049 (0913) Tie-In Limits

THESE DECLARATIONS, TOGETHER WITH THE COMPLETED AND SIGNED APPLICATION, FOR THIS POLICY AND THE FOLLOWED POLICY, INCLUDING INFORMATION FURNISHED IN CONNECTION THEREWITH WHETHER DIRECTLY OR THROUGH PUBLIC FILING, AND THE POLICY FORM ATTACHED HERETO, CONSTITUTE THE INSURANCE POLICY.

Ironshore Indemnity Inc. by:

Secretary

President

December 9, 2024
Date

IRONSHORE INDEMNITY INC.
(A Stock Company)
175 Berkeley Street
Boston, MA 02116
Toll Free: (877) IRON411

Policy Number: IA7NAB0949005

EXCESS LIABILITY INSURANCE POLICY

I. INSURING AGREEMENT

In consideration of the payment of the premium and in reliance upon all statements made in the application for this Policy and the Followed Policy, including the information furnished in connection therewith, whether directly or through public filing, and subject to all terms, definitions, conditions, exclusions and limitations of this policy, the Insurer agrees to provide insurance coverage to the Insureds in accordance with the terms, definitions, conditions, exclusions and limitations of the Followed Policy, except as may be otherwise provided in this Policy.

II. LOSS PAYABLE PROVISION

It is agreed the Insurer shall pay the Insured as defined in the Followed Policy for Loss by reason of exhaustion by payments of all Underlying Policy Limits of all underlying policies by the underlying insurers issuing such underlying policies and/or the Insureds, subject to i) the terms and conditions of the Followed Policy as that form is submitted to the Insurer; ii) the Limit of Liability as stated in Item 6 of the Declarations; and iii) the terms and conditions of, and the endorsements attached to, this Policy. In no event shall this policy grant broader coverage than would be provided by the Followed Policy.

III. DEFINITIONS

A. The Terms “Insurer” and “Followed Policy” shall have the meanings attributed to them in the Declarations.

B. The term "Insureds” means those individuals and entities insured by the Followed Policy.

C. The term "Policy Period" means the period set forth in Item 4 of the Declarations.

D. The term "Underlying Policy Limits/Attachment Point" means an amount equal to the aggregate of all limits of liability as set forth in Item 7 of the Declarations for all Underlying Policies, plus the uninsured retention, if any, applicable to the Underlying Policies.

IV. POLICY TERMS

A. This policy is subject to the same representations contained in the Application for the Followed Policy and has the same terms, definitions, conditions, exclusions and limitations (except as regards the premium, the limits of liability, the policy period and as may be otherwise in this Policy) as are contained in the Followed Policy.

B. If during the Policy Period or any Discovery Period the terms, conditions, exclusions or limitations of the Followed Policy are changed in any manner, the Insureds shall as a condition precedent to their rights to coverage under this policy give to the Insurer written notice of the full particulars thereof and secure the Insurers affirmative consent to such modification before coverage will be effective.

C. As a condition precedent to their rights under this policy, the Insureds shall give to the Insurer as soon as practicable written notice in accordance with the terms, conditions, definitions, exclusions and limitations of the Followed Policy.

D. Notwithstanding any of the terms of this policy which might be construed otherwise, this policy shall drop down only in the event of reduction or exhaustion of the Underlying Limit and shall not drop down for any other reason including, but not limited to, uncollectibility (in whole or in part) of any Underlying Limits. The risk of uncollectibility of such Underlying Limits (in whole or in part) whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the Insureds and is not in any way or under any circumstances insured or assumed by the carrier.

Ironshore Indemnity Inc. by:

Secretary President

IRONSHORE INDEMNITY INC.
(A Stock Company)
175 Berkeley Street
Boston, MA 02116
Toll Free: (877) IRON411

Endorsement # 1

Policy Number: IA7NAB0949005 **Effective Date of Endorsement:** July 01, 2024
Insured Name: Fidelity Equity & High Income Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

SANCTION LIMITATION AND EXCLUSION CLAUSE

No Insurer shall be deemed to provide cover and no Insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that Insurer to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THIS POLICY REMAIN UNCHANGED.

IRONSHORE INDEMNITY INC.
(A Stock Company)
175 Berkeley Street
Boston, MA 02116
Toll Free: (877) IRON411

Endorsement # 2

Policy Number: IA7NAB0949005 **Effective Date of Endorsement:** July 01, 2024
Insured Name: Fidelity Equity & High Income Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

QUOTA SHARE AMENDMENT OF DECLARATIONS (EXCESS)

In consideration of the premium charged, it is hereby understood and agreed that:

1. Item 6. of the Declarations is deleted and replaced by the following:

   Item 6. Aggregate Quota Share Layer Limit of Liability: $50,000,000

   Maximum aggregate Limit of Liability for all Claims made during the Policy Period.

   Subject to all of its terms and conditions, this Policy shall provide coverage for Claims in excess of the Underlying Insurance, up to the Insurer's quota share participation of the aggregate maximum limit stated above. Any Loss within the Aggregate Quota Share Layer Limit of Liability stated above shall be paid pro rata by each of the insurers subscribing to this Aggregate Quota Share Layer Limit of Liability in accordance with the proportion set forth in the Participation Agreement entered into by each such insurer. The participation of such insurers is set forth below in Item 7. of the Declarations. The obligations of such insurers who subscribe to the quota share arrangement are several and not joint, and are limited to the extent of their individual subscriptions. No subscribing insurers is responsible for the obligation of any co-subscribing insurer.

   The Insurer's participation is set forth at Item 12. of the Declarations. The Insurer has full claims and underwriting control of its portion of the quota share arrangement and no action or omission by any of the co-subscribing insurers shall bind the Insurer or be deemed a waiver of any coverage defense the Insurer has under this Policy or available at law. The Insurer shall act on its own behalf with respect to all other matters concerning this Policy, and no other insurer subscribing to the Policy may act on behalf of or bind the Insurer with respect to the Policy terms or any matter concerning the Policy. All notices by an Insured to the Insurer under this Policy shall be provided to the Insurer at the address specified in the Declarations.

2. The Declarations are amended by the addition of the following:

   Item 12.

   Insurer's Quota-Share Participation: 10%
   Insurer's Limit of Liability: $5,000,000

The Insurer agrees to pay on behalf of the Insured under the Policy that proportion of covered Loss set forth above in the manner provided under Item 3. of the Declarations and in full conformance with all the terms and conditions of the Policy.

3. Item 7. of the Declarations is amended by adding the following:

Quota Share Layer Attachment Point:	$100,000,000	
Quota Share Participant	**Policy Number**	**Limit of Liability**
Everest National Insurance Company	FL5EX00305-241	$7,000,000 part of $50,000,000
U.S. Specialty Insurance Company	24-MGU-24-A58955	$8,000,000 part of $50,000,000
Twin City Fire Insurance Co (The Hartford)	08 FI 0252161-24	$10,000,000 part of $50,000,000
National Casualty Company	XJO2408785	$10,000,000 part of $50,000,000
Mosaic Syndicate Services Limited	13016P24	$5,000,000 part of $50,000,000
XL Specialty Insurance Company	ELU197865-24	$5,000,000 part of $50,000,000
Ironshore Indemnity Inc.	IA7NAB0949005	$5,000,000 part of $50,000,000

4. Item 5. of the Declarations is deleted and replaced by the following:

Item 5. Total Quota Share Layer Premium: $301,014.00

Insurer's Quota-Share Participation Premium: $77,752.00

The Total Quota Share Layer Premium is payable pro rata to each of the insurers subscribing to this Quota Share Layer in accordance with the proportion set forth in its Participation Agreement.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

IRONSHORE INDEMNITY INC.
(A Stock Company)
175 Berkeley Street
Boston, MA 02116
Toll Free: (877) IRON411

Endorsement # 3

Policy Number: IA7NAB0949005 **Effective Date of Endorsement:** July 01, 2024
Insured Name: Fidelity Equity & High Income Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

TIE-IN LIMITS

It is hereby understood and agreed as follows:

Any payment of Loss under this Policy shall serve to reduce the Limit of Liability under Policy Number IA7NAB095J005. Any payment of Loss under Policy Number IA7NAB095J005 shall serve to reduce the Limit of Liability of this Policy. It is understood and agreed that only one Limit of Liability shall apply to any Loss that may be insured by this Policy and Policy Number IA7NAB095J005 and in no event will the Limit of Liability of this Policy and the Limit of Liability of Policy Number IA7NAB095J005 apply in the aggregate to any Loss arising from a Wrongful Act or Related Wrongful Acts.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THIS POLICY REMAIN UNCHANGED.

Liberty Mutual Group California Privacy Notice

Commercial Lines (excluding Workers' Compensation)

(Effective January 1, 2023)

Liberty Mutual Group and its affiliates, subsidiaries, and partners (collectively "Liberty Mutual" or "we", "us" and "our") provide insurance to companies and other insurers. This Privacy Notice explains how we gather, use, and share your data. This Privacy Notice applies to you if you are a **Liberty Mutual commercial line insured or are a commercial line claimant residing in California.** It does not apply to covered employees or claimants under Workers' Compensation policies. If this notice does not apply to you, go to libertymutual.com/privacy to review the applicable Liberty Mutual privacy notice.

What Personal Data Do We Collect?

The types of personal data we gather and share depend on both the product and your relationship to us. For example, we may gather different data if you are a claimant reporting an injury than if you want a quote for commercial property insurance. The data we gather can include your Social Security Number, income, transaction data such as account balances and payment history, and data from consumer reports. It may also include data gathered in connection with our provision of insurance services, when you apply for such services, or resulting from other contacts with you. It may also include:

- **Identifiers**, including a real name, alias, postal address, unique personal identifier, online identifier, Internet Protocol address, email address, account name, Social Security Number, driver's license number, or other similar identifiers;
- **Personal data**, such as your name, signature, Social Security Number, physical characteristics or description, address, telephone number, driver's license or state identification card number, insurance policy number, education, employment, employment history, bank account number, financial data, precise geolocation, medical data, or health insurance data;
- **Protected classification characteristics described in California Civil Code § 1798.80(e)**, including age, race, color, national origin, citizenship, religion or creed, marital status, medical condition, physical or mental disability, sex (including gender, gender identity, gender expression, pregnancy or childbirth and related medical conditions), sexual orientation, or veteran or military status;
- **Commercial information**, including records of personal property, products or services purchased, obtained, or considered, or other purchasing or consuming histories and tendencies;
- **Internet or other similar network activity**, including browsing history, search history, information on a consumer's interaction with a website, application, or advertisement;
- **Professional or employment related information**, including current or past job history **Inferences drawn from other personal information**, such as a profile reflecting a person's preferences, characteristics, psychological trends, predispositions, behavior, attitudes, intelligence, abilities, and aptitudes;
- **Risk data**, including data about your driving and/or accident history; this may include data from consumer reporting agencies, such as your motor vehicle records, and loss history information, health data, or criminal convictions;
- **Claims data**, including data about your previous and current claims, which may include data regarding your health, criminal convictions, third party reports, or other personal data; and
- **Sensitive Data** as defined under the California Privacy Rights Act when used to infer characteristics of an individual.

For information about the types of personal data we have collected in the past twelve (12) months, please go to lmi.co/caprivacynotices and click on the link for the California Privacy Policy (Consumers).

How do you gather my data?

We gather your personal data **directly from you**. For example, you provide us with data when you:	We also gather your personal data **from other people**. For example:
▪ ask about or buy insurance, or file a claim	▪ your insurance agent or broker
▪ pay your policy	▪ your employer, association or business (if you are insured through them)
▪ visit our websites, call us, or visit our office	▪ our affiliates or other insurance companies about your transactions with them
	▪ consumer reporting agencies, Motor Vehicle Departments, and inspection services, to gather your credit history, driving record, claims history, or value and condition of your property
	▪ other public directories and sources
	▪ third parties, including other insurers, brokers and insurance support organizations who you have communicated with about your policy or claim, anti-fraud databases, sanctions lists, court judgments and other databases, government agencies, open electoral register, or in the event of a claim, third parties including other parties to the claim witnesses, experts, loss adjusters and claim handlers
	▪ other third parties who take out a policy with us and are required to provide your data such as when you are named as a beneficiary or where a family member has taken out a policy which requires your personal data

Organizations that share data with us may keep it and disclose it to others as permitted by law. For data about how we have gathered personal data in the past twelve months, please go to lmi.co/caprivacynotices and click on the link for the California Privacy Policy (Consumers).

How Do We Use Your Personal Data?

Liberty Mutual uses your data to provide you with our products and services, and as otherwise provided in this Privacy Notice. We may use your data and the data of our former customers for our business and other compatible purposes. Our business purposes include, for example:

Business Purpose	**Data Categories**	**Do we share or sell your information as defined by CPRA**
Market, sell and provide insurance. This includes, for example: • calculating your premium; • determining your eligibility for a quote; • confirming your identity and servicing your policy;	▪ Identifiers ▪ Personal Information ▪ Protected Classification Characteristics ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information	▪ No

	▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data ▪ Sensitive Data	
Manage your claim. This includes, for example: ▪ managing your claim, if any; ▪ conducting claims investigations; ▪ conducting medical examinations; ▪ conducting inspections, appraisals; ▪ providing roadside assistance; ▪ providing rental car replacement or repairs;	▪ Identifiers ▪ Personal Information ▪ Protected Classification Characteristics ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information ▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data	▪ No.
Day to Day Business and Insurance Operations. This includes, for example: • creating, maintaining, customizing, and securing accounts; • supporting day-to-day business and insurance related functions; • doing internal research for technology and development; • marketing, advertising and creating products and services; • conducting audits related to a current contact with a consumer and other transactions; • as described at or before the point of gathering personal data or with your authorization;	▪ Identifiers ▪ Personal Information ▪ Protected Classification Characteristics ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information ▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data	▪ No.
Security and Fraud Detection. This includes, for example: ▪ detecting security issues; ▪ protecting against fraud or illegal activity, and to comply with regulatory and law enforcement authorities; ▪ managing risk and securing our systems, assets, infrastructure, and premises; ▪ help to ensure the safety and security of Liberty staff, assets, and resources, which may include physical and virtual	▪ Identifiers ▪ Personal Information ▪ Protected Classification Characteristics ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information ▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data	▪ No.

access controls and access rights management; ▪ supervisory controls and other monitoring and reviews, as permitted by law; and emergency and business continuity management;		
Regulatory and Legal Requirements. This includes for example: ▪ controls and access rights management; ▪ to evaluate or conduct a merger, divestiture, restructuring, reorganization, dissolution, or other sale or transfer of some or all of Liberty's assets, whether as a going concern or as part of bankruptcy, liquidation, or similar proceeding, in which personal data held by Liberty is among the assets transferred; ▪ exercising and defending our legal rights and positions; ▪ to meet Liberty contract obligations; ▪ to respond to law enforcement requests as required by applicable law, court order, or governmental regulations; ▪ as otherwise permitted by law,	▪ Identifiers ▪ Personal Information ▪ Protected Classification Characteristics ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information ▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data	No.
Improve Your Customer Experience and Our Products. This includes, for example: • improve your customer experience, our products, and service; • to provide support, personalize, and develop our website, products, and services; • create and offer new products and services;	▪ Identifiers ▪ Personal Information ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information ▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data	No.
Analytics to identify, understand, and manage our risks and products. This includes, for example: • conducting analytics to better identify, understand, and manage risk and our products;	▪ Identifiers ▪ Personal Information ▪ Protected Classification Characteristics ▪ Commercial Information ▪ Internet or other similar network activity	No.

	▪ Professional or employment related information ▪ Inferences drawn from other personal information; ▪ Risk data ▪ Claims data ▪ Sensitive Data	
Customer service and technical support. This includes, for example: • answer questions and provide notifications; • provide customer and technical support.	▪ Identifiers ▪ Personal Information ▪ Commercial Information ▪ Internet or other similar network activity ▪ Professional or employment related information ▪ Inferences drawn from other personal information ▪ Risk data ▪ Claims data	No.
Cross-Context Behavioral Advertising	▪ Identifiers ▪ IP address ▪ Internet or other similar network activity	▪ We share this information with service providers such as search engines and social media platforms

Liberty Mutual will not collect additional categories of personal information or use the personal information we collected for materially unrelated, or incompatible purposes without updating our notice.

Do We Disclose Your Personal Data?

Liberty Mutual does not sell your personal data as defined by California law.

Liberty Mutual shares your personal data as disclosed above. The California privacy law defines sharing as "communicating orally, in writing, or by electronic or other means, a consumers personal information . . . to a third party for cross-context behavioral advertising, whether or not for monetary or other valuable consideration." This occurs when you visit the Liberty Mutual website. Cookies or pixels are deployed that then allow us to show you targeted advertisements when you visit other websites or social media platforms. You have the right to opt-out of this type of sharing and you may learn more about those rights at lmi.co/caprivacychoices.

This type of sharing is different from disclosing personal information to other entities to perform a service related to providing insurance or processing your claim. How we disclose data to these types of entities is set forth below.

Liberty Mutual may disclose personal data with affiliated and non-affiliated third parties, including:

- Liberty Mutual affiliates;
- Service Providers (such as auto repair facilities, towing companies, property inspectors, and independent adjusters);
- Insurance support organizations;
- Brokers and agents;
- Public entities (e.g. regulatory, quasi-regulatory, tax or other authorities, law enforcement agencies, courts, arbitrational bodies, and fraud prevention agencies);
- Consumer reporting agencies;
- Advisors including law firms, accountants, auditors, and tax advisors;
- Insurers, re-insurers, policy holders, and claimants;
- Group policyholders (for reporting claims data or an audit);
- A person, organization, affiliates or service providers conducting actuarial or research studies; and
- As permitted by law.

We may also disclose data with other companies that provide marketing services on our behalf or as part of a joint

marketing agreement for products offered by Liberty Mutual. We will not disclose your personal data with others for their own marketing purposes.

We may also disclose data about our transactions (such as payment history) and experiences (such as claims made) with you to our affiliates.

Liberty Mutual may disclose the following categories of personal data as needed for business purposes:

Identifiers	Personal Data
Protected Classification Characteristics	Commercial Data
Internet or other similar network activity	Professional, employment, and education data
Inferences drawn from personal data	Risk Data
Claims Data	

For information about how we have shared personal information in the past twelve (12) months, please go to lmi.co/caprivacynotices and click on the link for the California Privacy Policy (Consumers).

How Long Does Liberty Mutual Retain Each Category of Personal Data?
We retain your information in accordance with our legal obligations, our records retention policies, or as otherwise permitted by law. For example, we may have a legal obligation to retain information relating to your policies or claims with us. We will delete your data once the legal obligation expires or after the period of time specified in our records retention policies. The period of retention is subject to our review and alteration.

How to Contact Us:
You can submit requests, seek additional information, or obtain a copy of our Privacy Notice in an alternative format by either:

Calling:	800-344-0197
Email:	privacy@libertymutual.com
Online:	www.libertymutualgroup.com/privacy-policy/data-request lmi.co/caprivacychoices
Postal Address:	Liberty Mutual Insurance Company 175 Berkeley St., 6th Floor Boston, MA 02116 Attn: Privacy Office

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223 Website: www.wtwco.com

CONTRACT OF INSURANCE

UNIQUE MARKET REFERENCE (UMR):	**B080113015P24**
INSURED:	**Fidelity Equity and High Income Funds** as more fully defined in the Contract Wording
PRINCIPAL ADDRESS:	**c/o FMR LLC** **88 Black Falcon** **First Floor, East Side, Suite 167,** **Mailzone V7E,** **Boston, MA 02210** **United States of America**
TYPE:	**Insurance of:** **Excess Professional Liability, Management Liability Insurance as further defined in the underlying primary contract issued by Berkshire Hathaway Specialty Insurance Company** and as more fully defined in the Contract Wording.
PERIOD OF INSURANCE:	**From: 1 July 2024** **To: 1 July 2025** Both days at 12:01am local standard time at the above principal address of the Insured

1. RISK DETAILS

UNIQUE MARKET REFERENCE:	B080113015P24
TYPE:	Insurance of: Excess Professional Liability, Management Liability Insurance as further defined in the underlying primary contract issued by National Union Fire Insurance Company of Pittsburgh, PA as more fully defined in the Contract Wording
INSURED:	Fidelity Equity and High Income Funds and as more fully defined in the Contract Wording.
PRINCIPAL ADDRESS:	c/o FMR LLC 88 Black Falcon, First Floor, East Side, Suite 167, Mailzone V7E, Boston, MA 02210 United States of America
PERIOD OF INSURANCE:	From: 1 July 2024 To: 1 July 2025 Both days at 12:01am local standard time at the above principal address of the Insured
INTEREST:	Excess Professional Liability, Management Liability Insurance as further defined in the underlying primary contract issued by Berkshire Hathaway Specialty Insurance Company and as more fully defined in the Contract Wording
LIMIT OF LIABILITY:	USD 5,000,000 any one loss/claim and in the aggregate for the period part of USD 50,000,000 any one loss/claim and in the aggregate for the period in excess of underlying contracts for USD 100,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited

RETENTION: Primary contract Retentions detailed as per Berkshire Hathaway Specialty Insurance

TERRITORIAL LIMITS: Worldwide

CONDITIONS: All terms and conditions as set forth in the Contract Wording (as attached), such wording being:-

Willis Excess Financial Lines Policy, incorporating the following, all as attached:

1. NMA 2975 (amended) Special Cancellation Clause

2. LMA 5389 U.S. Terrorism Risk Insurance Act of 2002 as Amended New and Renewal Business Endorsement

3. NMA 2918 (amended) War and Terrorism Exclusion Endorsement

4. NMA 1256 Nuclear Incident Exclusion Clause - Liability - Direct (Broad)

5 NMA 1477 Radioactive Contamination Exclusion Clause - Liability - Direct

6. NMA 1998 Service of Suit Clause

7. This contract contains a Tie-in of limits between this Fidelity Equity and High Income Funds Professional Policy and the Fidelity Equity and High Income Funds Bond Policy

8. LMA 3100 Sanctions Clause

9. LMA 5477 Cyber Endorsement in respect of Professional Liability Insurance

Losses/Claims to be notified via Willis Towers Watson,
FINEX - Claims Department,
51 Lime Street,
London EC3M 7DQ,
United Kingdom
Nothing in this Contract shall be construed as a condition precedent or a warranty unless it is expressly stated as such in the Contract

CHOICE OF LAW AND JURISDICTION: This contract shall be governed by, and construed in accordance with, the laws of the State of Massachusetts of the United States of America as more fully set out in the contract wording.
Any dispute between the parties over the terms of this

contract shall be submitted to the exclusive jurisdiction of the Courts of United States of America as more fully set out in the NMA 1998 (24/4/86) Service of Suit Clause (U.S.A) as attached.

The language used for contract interpretation shall be English as set out in the contract wording.

Service of Suit Nominee:
Service of Suit Clause (as attached)
Lloyd's America, Inc.
Attention Legal Department
280 Park Avenue, East Tower, 25th Floor
New York, NY 10017

PREMIUM:	USD 68,319 in full for USD 5,000,000 Order Hereon Any return premium will be calculated, stated and payable by insurers as net of all Broker Remuneration and Deductions as allowed.
PREMIUM PAYMENT TERMS:	Premium Payment Condition as follows: LSW3001 Premium Payment Clause (60 days), as attached. due to Insurers on or before **30 August 2024** Where any date on which the Premium is due to be paid falls on a weekend or Public Holiday, presentation to Insurers or their agents on the next working day will be deemed to comply with the relevant premium payment requirement. For the purposes of this clause, Public Holiday shall mean any public or statutory holiday in any territory through which the Premium must pass between the Insured and Insurers or their agents.
TAXES PAYABLE BY INSURED AND ADMINISTERED BY INSURERS:	None
TAXES PAYABLE BY INSURERS AND ADMINISTERED BY INSURED OR THEIR AGENT:	None
RECORDING, TRANSMITTING AND STORING INFORMATION:	Where Willis Limited maintains risk and claims data/information/ documents Willis Limited may hold data/information/documents electronically.

INSURER CONTRACT DOCUMENTATION:

This contract document details the current terms entered into by the insurer(s) and constitutes the contract document.

Any further documentation changing this contract agreed in accordance with the contract change provisions set out in this contract, shall form the evidence of such change.

This contract is subject to US State Surplus Lines requirements. It is the responsibility of the Surplus Lines Broker to affix a Surplus Lines Notice to the contract document before it is provided to the insured. In the event that the Surplus Lines Notice is not affixed to the contract document the insured should contact the Surplus Lines broker.

NOTICE OF CANCELLATION PROVISIONS:

Where (re)insurers have the right to give notice of cancellation, in accordance with the provisions of the contract, then:

To the extent provided by the contract, the Slip Leader is authorised to issue such notice on behalf of all participating (re)insurers; and (optionally)

any (re)insurer may issue such notice in respect of its own participation.

The content and format of any such notice should be in accordance with the ‘Notice of Cancellation’ standard, as published by the London Market Group (LMG), or their successor body, on behalf of London Market Associations and participants. However failure to comply with this standard will not affect the validity of the notice given.

The notice shall be provided to the broker by the following means:

By an email to FINEXNOC@wtwco.com

Failure to comply with this delivery requirement will make the notice null and void. Satisfactory delivery of the notice will cause it to be effective irrespective of whether the broker has acknowledged receipt.

BESPOKE OR AMENDED WORDING AND CLAUSES, WORDING SCHEDULE(S) AND/OR DECLARATIONS AND ANY OTHER ATTACHMENTS, AS APPROPRIATE:

WILLIS EXCESS FINANCIAL LINES POLICY

Please read this Policy carefully.

SCHEDULE

Policy Number: B080113015P24

Item 1: ***Insured***: Fidelity Equity and High Income Funds

Principal Address: c/o FMR LLC,
88 Black Falcon,
First Floor, East Side, Suite 167,
Mailzone V7E,
Boston, MA 02210
United States of America

Item 2: ***Insurer(s)***: Mosaic Syndicate 1609

Item 3: ***Period of Insurance***: From: 01 July 2024
To: 01 July 2025
Both days at 00:01am local standard time at the Principal address shown at Item 1 above.

Item 4: ***Limit of Liability***: USD 5,000,000 any one loss/claim and in the aggregate for the period part of USD 50,000,000 any one loss/claim and in the aggregate for the period

Item 5: ***Underlying Policy(ies)***: In excess of underlying contracts for USD 100,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited

Retention: Primary contract Retentions detailed as per Berkshire Hathaway Specialty Insurance Company

Item 6: ***Premium***: USD 68,319

Taxes: None

Item 7: Notification(s) in accordance with clause 5 required to be addressed to:

Willis Towers Watson,
FINEX - Claims Department,
51 Lime Street,
London EC3M 7DQ,
United Kingdom

Item 8: Endorsements are as attached at issue of this ***contract***.

Item 9: Additional premium required: Nil

Item 10: Addresses for complaints:

(a) For ***Insurers*** who are Lloyd's underwriters:

Complaints
Fidentia House
Walter Burke Way
Chatham Maritime
Chatham
Kent
ME4 4RN

Email: complaints@lloyds.com

Tel: +44 (0)20 7327 5693

(b) For all other ***Insurers***:

Willis Limited will provide details on request.

Willis Excess Financial Lines Policy

In consideration of the ***Insured*** having paid or agreed to pay the ***Premium*** and subject to all of the definitions, terms, conditions and limitations of this ***Policy***, ***Insurers*** and the ***Insured*** agree as follows:

1. Insuring Agreement

1.1 Except insofar as the express terms of this ***Policy***:

(a) make specific provision in respect of any matter for which specific provision is also made in the ***Primary Policy***, in which case the express terms of this ***Policy*** shall prevail; or

(b) make specific provision in respect of any matter for which no specific provision is made in the ***Primary Policy***, in which case the express terms of this ***Policy*** shall apply;

this ***Policy*** shall take effect and operate in accordance with the terms of the ***Primary Policy***.

1.2 Subject to the ***Limit of Liability***, the ***Insurers*** shall pay to or on behalf of the ***Insured*** that proportion of ***Loss*** which exceeds the ***Underlying Limit***.

1.3 Except as provided specifically to the contrary in this ***Policy***, the ***Insurers*** shall have no liability to make payment for any ***Loss*** under this ***Policy*** until the ***Underlying Limit*** has been completely eroded by amounts which the insurers of the ***Underlying Policy(ies)***:

(i) shall have paid; or,

(ii) shall have agreed to pay; or,

(iii) shall have had their liability to pay established by judgment, arbitration award or other final binding adjudication;

whichever of (i) to (iii) above as shall occur first. Furthermore, in determining whether and the extent to which erosion has occurred,

(a) where, as part of any agreement to pay loss or liability (as applicable) under an ***Underlying Policy***, an insurer agrees to pay an amount which is less than the applicable limit of liability thereunder on terms that such payment shall be treated as or equivalent to payment in full of such limit of liability, the ***Insurers*** will pay ***Loss*** under this ***Policy*** as if such insurer had paid the applicable limit of liability in full. However, in such circumstances the ***Insurers*** shall pay ***Loss*** only to the extent that, in the absence of agreement of the kind referred to in the previous sentence, the ***Loss*** of the ***Insured*** would have exceeded the ***Underlying Limit***.

(b) where any insurer of an ***Underlying Policy*** is or becomes ***Insolvent*** with the result that it does not pay, or is unable to agree to pay, or is unable to participate in proceedings by which the liability of other insurers of the ***Underlying Policy*** is established, then the relevant insurer(s) will be deemed to have paid or to have agreed to pay or to have had their liability established, but only in the event that either:

(i) any other insurer participating on the relevant ***Underlying Policy*** pays, agrees to pay or has its liability established by judgment, arbitration award or other final binding adjudication (whichever shall occur first); or

(ii) the ***Insured*** establishes that the ***Insurers*** would be liable hereunder but for the ***Insolvency***.

(c) ***Insurers*** will recognise the erosion of the ***Underlying Limit*** by any payment made in respect of loss or liability (as applicable) by reason of cover provided by any ***Underlying Policy*** whether or not such cover is also provided by this ***Policy***.

(d) where any ***Underlying Policy*** (other than the ***Primary Policy***) provides cover which is more restrictive than the cover provided hereunder then, notwithstanding the absence of any liability on the part of the insurers of such ***Underlying Policy*** for some or all of any loss or liability (as applicable), such ***Underlying Policy*** shall, for the purposes of the operation of this ***Policy***, be deemed to have been eroded by such loss or liability (as applicable) to the extent that it constitutes ***Loss***.

(e) ***Insurers*** will recognise the erosion of the ***Underlying Limit*** by the operation of one or more ***Relevant Provisions***.

(f) Where for any reason, other than those under (a) to (e) inclusive, one or more insurers of the ***Underlying Policies*** do not pay loss forming part of the ***Underlying Limit*** and such unpaid loss is paid instead by or on behalf of the ***Insured***, the ***Insurers*** will recognise the erosion of the ***Underlying Limit*** as a consequence of such payment.

2. Definitions

Wherever the following words and phrases appear in bold and italics in this ***Policy*** they shall have the meanings given to them below:

"***Claim***" or "***Circumstance***" shall mean “claim”, “circumstance” or any other term by which the ***Primary Policy*** identifies matters potentially giving rise to payments thereunder in respect of ***Loss***.

"***Insolvent”*** or ***“Insolvency***" shall mean in respect of any insurer that any step, application, order, proceeding or appointment has been taken or made by or in respect of an insurer for a distress, execution, composition or arrangement with creditors, winding-up, dissolution, administration, receivership (administrative or otherwise) or bankruptcy, or that the insurer is unable to pay its debts.

"***Insured***" shall mean those persons and organisations identified at Item 1 of the ***Schedule*** and all other persons and organisations as are insured or otherwise entitled to indemnity under the ***Primary Policy***.

"***Insurers***" shall mean the insurers of this ***Policy*** identified at Item 2 of the ***Schedule***.

"***Limit of Liability***" shall mean the sum(s) shown at Item 4 of the ***Schedule*** being the maximum sum(s) the ***Insurers*** are liable to pay under this ***Policy*** for all ***Loss***, subject to any reinstatement of limit expressly provided for at Item 4 of the Schedule. For the avoidance of doubt, there shall be no reinstatement of the ***Limit of Liability*** unless expressly provided for at Item 4, notwithstanding that the ***Primary Policy*** may provide for one or more reinstatements.

"***Loss***" shall mean all and any amounts for which ***Insurers*** are liable to the ***Insured*** pursuant to the terms and conditions of this ***Policy*** and, for the avoidance of doubt and subject only to the operation of any express terms hereof in accordance with clause 1.1 above, this ***Policy*** shall be liable to pay as ***Loss*** all losses, costs, liabilities or damages and other expenses of the ***Insured*** as are covered by the ***Primary Policy*** of whatever nature and howsoever described by the ***Primary Policy***. However, and notwithstanding any provision to the contrary in the ***Primary Policy***, the liability of the ***Insurers*** of this ***Policy*** to the ***Insured*** for costs and expenses of any kind whatsoever shall be part of, and not in addition to, the ***Limit of Liability***.

"***Period of Insurance***" shall mean the period set out at Item 3 of the ***Schedule***.

"***Policy***" shall mean this insurance contract which includes any endorsements and schedules hereto.

"***Premium***" shall mean the sum shown at Item 6 of the ***Schedule***.

"***Primary Limits***" shall mean the limits of liability of the ***Primary Policy*** applicable to any loss or liability (as applicable) as set out in Item 5(a) of the ***Schedule***.

"***Primary Policy***" shall mean the policy identified at Item 5(a) of the ***Schedule*** or any policy(ies) issued in substitution thereof.

"***Relevant Provision***" shall mean any provision of an ***Underlying Policy*** which reduces the limit of liability of the ***Underlying Policy*** automatically by reference to the amount paid or payable under another policy of insurance, or by reference to the limit of liability under another policy of insurance. For the avoidance of doubt, a provision which provides that an ***Underlying Policy*** shall pay only the amount by which any loss or liability (as applicable) exceeds the amount paid or payable under any other policy or policies, or which allows the insurer credit for the value of other insurance or indemnification, or which requires the ***Insured*** to pursue such insurance or indemnification prior to claiming under the ***Underlying Policy*** (such as an "other insurance" or "non-contribution" or other similar provision), shall not be a ***Relevant Provision***.

"***Schedule***" shall mean the schedule to this ***Policy***.

"***Sublimit(s)***" shall mean any limit or limits of insurers' liability in the ***Primary Policy*** imposed in respect of a particular category of loss or liability (as applicable) and which specifies that the maximum liability of the insurer shall be less than the otherwise generally applicable limit of liability of the ***Primary Policy***.

"***Underlying Limit***" shall mean the cumulative total of the limits of liability of the insurer(s) of the ***Underlying Policy(ies)*** applicable to any loss or liability (as applicable) as set out in Item 5 of the ***Schedule***.

"***Underlying Policy(ies)***" shall mean the policies listed at Item 5 of the ***Schedule***.

3. Maintenance of the Underlying Policy(ies)

The ***Primary Policy***, or any policies issued in substitution thereof, shall be maintained in full force and effect during the ***Period of Insurance*** save to the extent that it is eroded. This obligation shall cease to apply in the event that the ***Primary Policy*** is completely eroded. Clause 1.3 hereof shall apply for the purposes of determining whether and to what extent erosion has occurred. Where an ***Underlying Policy*** other than the ***Primary Policy*** does not continue in full force and effect (other than by reason of erosion) such policy shall be deemed for all purposes of this ***Policy*** to have been maintained. The ***Primary Policy*** shall be deemed maintained if it is replaced by the operation of clause 4 hereof.

4. Step-Down of Cover

Subject always to the ***Limit of Liability***:

4.1 In the event of the reduction of the amount of indemnity available under any ***Underlying Policy*** by reason of partial erosion of the ***Underlying Limit*** (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply) this ***Policy*** shall, subject to the ***Limit of Liability*** and to the other terms, conditions and limitations of this ***Policy***, continue to be available to pay that proportion of ***Loss*** which exceeds the amount of indemnity remaining under the ***Underlying Policy(ies)***.

4.2 In the event of there being no indemnity available under the ***Underlying Policy(ies)*** by reason of the complete erosion of the ***Underlying Limit*** (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply), the remaining limits available under this ***Policy*** shall, subject to the ***Limit of Liability*** and to the other terms, conditions and limitations of this ***Policy***, continue for subsequent ***Loss*** as primary insurance and, in that event, any retention, excess or deductible and the remainder of any ***Sublimit*** specified in the ***Primary Policy*** shall apply under this ***Policy*** in respect of ***Loss***.

5. Notification

Any notification to the ***Primary Policy*** of a ***Claim*** or ***Circumstance*** which is required to be given in accordance with the terms and conditions of the ***Primary Policy*** shall also be given to the ***Insurers*** in writing by way of the party identified at Item 7 of the ***Schedule***. Such notice shall constitute notice to all ***Insurers***.

6. Claims Participation

6.1 The ***Insurers*** shall have no liability to pay costs and expenses incurred by or on behalf of the ***Insured*** unless their consent to the incurring of such costs and expenses has first been obtained, such consent not to be unreasonably delayed or withheld.

6.2 No settlement of a claim brought by a third party shall be effected by or on behalf of the ***Insured*** for such a sum as will require payment by ***Insurers*** under this ***Policy*** unless the consent of the ***Insurers*** has first been obtained, such consent not to be unreasonably delayed or withheld.

7. Cancellation and Termination

This ***Policy*** may be terminated or cancelled or shall become automatically terminated or cancelled in the same manner and on the same basis or bases as the ***Primary Policy***. However, breach by the ***Insured*** of any obligation to pay premium in respect of the ***Primary Policy*** or in respect of any other of the ***Underlying Policy(ies)*** shall not entitle the ***Insurers*** to terminate or cancel this ***Policy***.

8. Recoveries

Where, following payment of ***Loss*** by ***Insurers***, recovery is effected, then such recovery, net of the expenses of its being effected, shall be distributed in the following order to the following parties:

(i) to the ***Insured*** or, to such extent, if any, as appropriate, to any insurer of a policy applying excess of this ***Policy***, but only to the extent (if any) by which such loss or liability (as applicable) exceeded the sum of the excess, deductible or retention of the ***Primary Policy***, the ***Underlying Limit*** and the amount paid hereunder; and,

(ii) if any balance remains following the application of (i) above, to the ***Insurers*** to the extent of the amount(s) paid by them hereunder in respect of ***Loss***; and,

(iii) if any balance remains following the application of (i) and (ii) above, to those, if any, entitled pursuant to the operation of the ***Underlying Policies*** to such extent, if any, of the entitlements conferred thereunder; and

For the avoidance of doubt, nothing in this ***Policy*** shall be construed as limiting or delaying the ***Insured's*** right to payment of any ***Loss*** hereunder until such time as it has effected any recovery.

9. Alteration

No material amendment to the terms of the ***Primary Policy*** shall apply in respect of this ***Policy*** unless and until agreed in writing by the ***Insurers***.

10. Reporting Period

Where the terms of the ***Primary Policy*** provide:

(i) the ***Insured*** with a period of time immediately following the policy period of the ***Primary Policy*** during which notice may be given to the insurers of the ***Primary Policy*** of any ***Claims*** or ***Circumstances***; and/or,

(ii) the right to purchase such a period,

then the ***Insured*** shall have the same period and/or right under this ***Policy*** in the same manner and on the same terms as those provided for in the ***Primary Policy*** except in relation to the premium payable (if any). The premium (if any) payable in respect of any such period available hereunder is set out in Item 9 of the ***Schedule***.

11. Governing Law and Jurisdiction

This insurance shall be governed by and construed in accordance with the laws of England and Wales and any dispute arising hereunder shall be subject to the exclusive jurisdiction of the courts of England and Wales.

12. Complaints

The ***Insurers*** aim to provide a high standard at all times but if the ***Insured*** is not satisfied with the service provided it should contact the following:

In respect of Lloyd's underwriters: the person(s) identified in Item 10(a) of the ***Schedule***.

In respect of ***Insurers*** other than Lloyd's underwriters, Willis Limited will provide the relevant details on request.

SPECIAL CANCELLATION CLAUSE

In the event that an Underwriter:

a) ceases underwriting; or

b) is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement; or

c) has its authority to carry on insurance business withdrawn,

d) has its financial strength rating reduced by A.M.Best's, Standard & Poor's or equivalent rating agency to less than A-.

the Insured may terminate that Underwriter's participation on this risk forthwith by giving notice and the premium payable to that Underwriter shall be pro rata to the time on risk. In the event there are any notified, reserved or paid losses or circumstances, premium shall be deemed fully earned. Any return of premium shall also be subject to a written full release of liability from the Insured.

NMA2975 (amended)
30/05/03

U.S. Terrorism Risk Insurance Act of 2002 as amended New & Renewal Business Endorsement

This Endorsement is issued in accordance with the terms and conditions of the "U.S. Terrorism Risk Insurance Act of 2002" as amended, as summarized in the disclosure notice.

In consideration of the premium paid, it is hereby noted and agreed with effect from inception that the Terrorism exclusion to which this Insurance is subject, shall not apply to any “insured loss” directly resulting from any "act of terrorism" as defined in the "U.S. Terrorism Risk Insurance Act of 2002", as amended ("TRIA").

The coverage afforded by this Endorsement is only in respect of any “insured loss” of the type insured by this Insurance directly resulting from an "act of terrorism" as defined in TRIA. The coverage provided by this Endorsement shall expire at 12:00 midnight December 31, 2027, the date on which the TRIA Program is scheduled to terminate, or the expiry date of the policy whichever occurs first, and shall not cover any losses or events which arise after the earlier of these dates. The Terrorism exclusion, to which this Insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism".

This Endorsement only affects the Terrorism exclusion to which this Insurance is subject. All other terms, conditions, insured coverage and exclusions of this Insurance including applicable limits and deductibles remain unchanged and apply in full force and effect to the coverage provided by this Insurance.

Furthermore the Underwriter(s) will not be liable for any amounts for which they are not responsible under the terms of TRIA (including subsequent action of Congress pursuant to the Act) due to the application of any clause which results in a cap on the Underwriter’s liability for payment for terrorism losses.

LMA5389
09 January 2020

WAR AND TERRORISM EXCLUSION ENDORSEMENT

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other sequence to the loss;

(1) war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or

(2) any act of terrorism.
For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organisation(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear.

This endorsement also excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to (1) and/or (2) above.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

NMA2918 (amended)
08/10/2001

U.S.A.

NUCLEAR INCIDENT EXCLUSION CLAUSE-LIABILITY-DIRECT (BROAD)

For attachment to insurances of the following classifications in the U.S.A., its Territories and Possessions, Puerto Rico and the Canal Zone:-
Owners, Landlords and Tenants Liability, Contractual Liability, Elevator Liability, Owners or Contractors (including railroad) Protective Liability, Manufacturers and Contractors Liability, Product Liability, Professional and Malpractice Liability, Storekeepers Liability, Garage Liability,
Automobile Liability
(including Massachusetts Motor Vehicle or Garage Liability), not being insurances of the classifications to which the Nuclear Incident Exclusion Clause-Liability-Direct (Limited) applies.

This policy* does not apply:-

I. Under any Liability Coverage, to injury, sickness, disease, death or destruction

(a) with respect to which an insured under the policy is also an insured under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability Underwriters or Nuclear Insurance Association of Canada, or would be an insured under any such policy but for its termination upon exhaustion of its limit of liability; or

(b) resulting from the hazardous properties of nuclear material and with respect to which
(1) any person or organization is required to maintain financial protection pursuant to the Atomic Energy Act of 1954, or any law amendatory thereof, or (2) the insured is, or had this policy not been issued would be, entitled to indemnity from the United States of America, or any agency thereof, under any agreement entered into by the United States of America, or any agency thereof, with any person or organization.

II. Under any Medical Payments Coverage, or under any Supplementary Payments Provision relating to immediate medical or surgical relief, to expenses incurred with respect of bodily injury, sickness, disease or death resulting from the hazardous properties of nuclear material and arising out of the operation of a nuclear facility by any person or organization.

III. Under any Liability Coverage, to injury, sickness, disease, death or destruction resulting from the hazardous properties of nuclear material, if

(a) the nuclear material (1) is at any nuclear facility owned by, or operated by or on behalf of, an insured or (2) has been discharged or dispersed therefrom;

(b) the nuclear material is contained in spent fuel or waste at any time possessed, handled, used, processed, stored, transported or disposed of by or on behalf of an insured; or

(c) the injury, sickness, disease, death or destruction arises out of the furnishing by an insured of services, materials, parts or equipment in connection with the planning, construction, maintenance, operation or use of any nuclear facility, but if such facility is located within the United States of America, its territories or possessions

or Canada, this exclusion (c) applies only to injury to or destruction of property at such nuclear facility.

IV. As used in this endorsement:

“**hazardous properties**” include radioactive, toxic or explosive properties; “**nuclear material**” means source material, special nuclear material or by-product material; “**source material**”, “**special nuclear material**”, and "**by-product material**" have the meanings given them in the Atomic Energy Act 1954 or in any law amendatory thereof; “**spent fuel**” means any fuel element or fuel component, solid or liquid, which has been used or exposed to radiation in a nuclear reactor; “**waste**” means any waste material (1) containing by-product material and (2) resulting from the operation by any person or organization of any nuclear facility included within the definition of nuclear facility under paragraph (a) or (b) thereof; “**nuclear facility**” means

(a) any nuclear reactor,

(b) any equipment or device designed or used for (1) separating the isotopes of uranium or plutonium, (2) processing or utilizing spent fuel, or (3) handling, processing or packaging waste,

(c) any equipment or device used for the processing, fabricating or alloying of special nuclear material if at any time the total amount of such material in the custody of the insured at the premises where such equipment or device is located consists of or contains more than
25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235,

(d) any structure, basin, excavation, premises or place prepared or used for the storage or disposal of waste, and includes the site on which any of the foregoing is located, all operations conducted on such site and all premises used for such operations; “**nuclear reactor**” means any apparatus designed or used to sustain nuclear fission in a self- supporting chain reaction or to contain a critical mass of fissionable material. With respect to injury to or destruction of property, the word “**injury**” or “**destruction**” includes all forms of radioactive contamination of property.

It is understood and agreed that, except as specifically provided in the foregoing to the contrary, this clause is subject to the terms, exclusions, conditions and limitations of the Policy to which it is attached.

*NOTE:- As respects policies which afford liability coverages and other forms of coverage in addition, the words underlined should be amended to designate the liability coverage to which this clause is to apply.

17/3/60
N.M.A. 1256

U.S.A.

RADIOACTIVE CONTAMINATION EXCLUSION CLAUSE -LIABILITY-DIRECT
(Approved by Lloyd's Underwriters' Non-Marine Association)

For attachment (in addition to the appropriate Nuclear Incident Exclusion Clause - Liability - Direct) to liability insurances affording worldwide coverage.

In relation to liability arising outside the U.S.A, its Territories or Possessions, Puerto Rico or the Canal Zone, this Policy does not cover any liability of whatsoever nature directly or indirectly caused by or contributed to by or arising from ionising radiations or contamination by radioactivity from any nuclear fuel or from any nuclear waste from the combustion of nuclear fuel.

13/2/64
N.M.A. 1477

All other terms, conditions and limitations of this Policy shall remain unchanged.

SERVICE OF SUIT CLAUSE (U.S.A.)

It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon, at the request of the Assured (or Reinsured), will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters' rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another Court as permitted by the laws of the United States or of any State in the United States. It is further agreed that service of process in such suit may be made upon:

Lloyd's America, Inc.
Attention Legal Department 2
80 Park Avenue, East Tower, 25th Floor
New York, NY 10017

and that in any suit instituted against any one of them upon this contract, Underwriters will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

The above-named are authorized and directed to accept service of process on behalf of Underwriters in any such suit and/or upon the request of the Assured (or Reinsured) to give a written undertaking to the Assured (or Reinsured) that they will enter a general appearance upon Underwriters' behalf in the event such a suit shall be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Assured (or Reinsured) or any beneficiary hereunder arising out of this contract of insurance (or reinsurance), and hereby designate the above-named as the person to whom the said officer is authorized to mail such process or a true copy thereof.

N.M.A. 1998 (24/4/86)

All other terms, conditions and limitations of this Policy shall remain unchanged.

TIE-IN OF LIMITS ENDORSEMENT

Tie-in of limits between this Fidelity Equity and High Income Funds Professional Policy and the Fidelity Equity and High Income Funds Bond Policy.

SANCTIONS CLAUSE

No (re)insurer shall be deemed to provide cover and no (re)insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the (re)insurer or its' parent, to any sanction, prohibition or restriction implemented pursuant to resolutions of the United Nations or the trade and economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

LMA3100
15 September 2010

Cyber Risks Endorsement
(For use with Financial Institution Wordings)

A Loss (as defined in the Policy to which this endorsement is attached) due to an actual or alleged Wrongful Act 1 (as defined in the Policy to which this endorsement is attached) arising out of a Cyber Act or a Cyber Incident will be payable subject to all of the terms, conditions, warranties and exclusions of this Policy or endorsed hereon.

Definitions

Computer System means any computer, hardware, software, communications system, electronic device (including, but not limited to, smart phone, laptop, tablet, wearable device), server, cloud or microcontroller including any similar system or any configuration of the aforementioned and including any associated input, output, data storage device, networking equipment or back up facility, owned or operated by the Insured or any other party.

Cyber Act means an unauthorised, malicious or criminal act or series of related unauthorised, malicious or criminal acts, regardless of time and place, or the threat or hoax thereof involving access to, processing of, use of or operation of any **Computer System.**

Cyber Incident means:

i) any error or omission or series of related errors or omissions involving access to, processing of, use of or operation of any Computer System; or

ii) any partial or total unavailability or failure or series of related partial or total unavailability or failures to access, process, use or operate any Computer System.

LMA5477
13 November 2020

PREMIUM PAYMENT CLAUSE

Notwithstanding any provision to the contrary within this contract or any endorsement hereto, in respect of non payment of premium only the following clause will apply.

The (Re)Insured undertakes that premium will be paid in full to (Re)Insurers by **30 August 2024**.

If the premium due under this contract has not been so paid to (Re)Insurers by **30 August 2024** (Re)Insurers shall have the right to cancel this contract by notifying the (Re)Insured via the broker in writing. In the event of cancellation, premium is due to (Re)Insurers on a pro rata basis for the period that (Re)Insurers are on risk but the full contract premium shall be payable to (Re)Insurers in the event of a loss or occurrence prior to the date of termination which gives rise to a valid claim under this contract.

It is agreed that (Re)Insurers shall give not less than 15 days prior notice of cancellation to the (Re)Insured via the broker. If premium due is paid in full to (Re)Insurers before the notice period expires, notice of cancellation shall automatically be revoked. If not, the contract shall automatically terminate at the end of the notice period.

If any provision of this clause is found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability will not affect the other provisions of this clause which will remain in full force and effect.

30/09/08
LSW3001

NMA LINES CLAUSE

This Insurance, being signed for USD 5,000,000 part of USD 50,000,000 insures only that proportion of any loss, whether total or partial, including but not limited to that proportion of associated expenses, if any, to the extent and in the manner provided in this Insurance.

The percentages signed in the Table are percentages of 100% of the amount(s) of Insurance stated herein.

NMA 2419

2. INFORMATION

INFORMATION:

This section details the information that was provided to Insurers to support the assessment of the risk at the time of underwriting.

Where it is required to provide exposure information it is recommended that this should follow the ACORD exposure schedule standard which can be found at www.acord.org

Insured:	**Fidelity Equity and High Income Funds.** **Excess Professional Liability and Management Liability**
Type of Insurance	**Insurance**
Policy Period:	**01 July 2024 to 01 July 2025**

INFORMATION

(made available to and seen and agreed by Underwriters)

- FMR Funds 17g Listing March 2024
- Open Claims Report 051224

3. SECURITY DETAILS

(RE)INSURER'S LIABILITY:

(RE)INSURERS LIABILITY CLAUSE

(Re)insurer's liability several not joint

The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer. Nor is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning "signing" below.

In the case of a Lloyd's syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member's proportion. A member is not jointly liable for any other member's proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd's, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd's syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd's, at the above address.

Proportion of liability

Unless there is "signing" (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its "written line". Where this contract permits, written lines, or certain written lines, may be adjusted ("signed").

In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together). A definitive proportion (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of a Lloyd's

syndicate taken together) is referred to as a "signed line". The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to "this contract" in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

21/6/07
LMA3333

ORDER HEREON: USD 5,000,000 part of USD 50,000,000

BASIS OF WRITTEN LINES: Percentage of Whole.

NMA 2419 – Lines Clause as attached

BASIS OF SIGNED LINES: Percentage of Whole

SIGNING PROVISIONS: In the event that the written lines hereon exceed 100% of the order, any lines written "to stand" will be allocated in full and all other lines will be signed down in equal proportions so that the aggregate signed lines are equal to 100% of the order without further agreement of any of the (re)insurers.

However:

a) in the event that the placement of the order is not completed by the commencement date of the period of (re)insurance then all lines written by that date will be signed in full;

b) the signed lines resulting from the application of the above provisions can be varied, before or after the commencement date of the period of (re)insurance, by the documented agreement of the (re)insured and all (re)insurers whose lines are to be varied. The variation to the contracts will take effect only when all such (re)insurers have agreed, with the resulting variation in signed lines commencing from the date set out in that agreement.

WRITTEN LINES

MODE OF EXECUTION CLAUSE

This contract and any changes to it may be executed by:

a. electronic signature technology employing computer software and a digital signature or digitiser pen pad to capture a person's handwritten signature in such a manner that the signature is unique to the person signing, is under the sole control of the person signing, is capable of verification to authenticate the signature and is linked to the document signed in such a manner that if the data is changed, such signature is invalidated;
b. a unique authorisation provided via a secure electronic trading platform
c. a timed and dated authorisation provided via an electronic message/system;
d. an exchange of facsimile/scanned copies showing the original written ink signature of paper documents;
e. an original written ink signature of paper documents (or a true representation of a signature, such as a rubber stamp).;

The use of any one or a combination of these methods of execution shall constitute a legally binding and valid signing of this contract. This contract may be executed in one or more of the above counterparts, each of which, when duly executed, shall be deemed an original.

In a co-insurance placement following (re)insurers may, but are not obliged to, follow the premium charged by the lead (re)insurer.

(Re)insurers may not seek to guarantee for themselves terms as favourable as those which others subsequently achieve during the placement.

It is the responsibility of each (Re)insurer subscribing to this contract to ensure that they are appropriately licenced to underwrite this contract in the territories described herein and can also discharge their relevant Insurance Premium Tax obligations.

UMR: B080113015P24
Insured: Fidelity Equity and High Income Funds
Written % **Signed and Dated Stamp**
Incorporating Underwriting Reference

Details of variation(s) to the contract applying to the above Insurer only:

Premium: **for 100% for the policy period**
Brokerage: **%**
SMB: **%**

4. SUBSCRIPTION AGREEMENT

SLIP LEADER: Mosaic Syndicate Services Limited

BUREAU LEADER: If applicable, as stated here (which takes precedence) or in PPL written lines; otherwise as appointed by default to whichever Bureau Leaders has the largest signed line and, in the event of there being more than one of those, whichever Bureau Leader entered the contract on PPL the earliest of them.

Not applicable unless completed here.

Lloyds Leader:

LIRMA Leader:

ILU Leader:

BASIS OF AGREEMENT TO CONTRACT CHANGES: GUA (Version 2.0 February 2014) with Non-Marine Schedule - October 2001

A. In respect of each (re)insurer which at any time has the ability to send and receive ACORD messages via the Exchange:

i. Any contract change will be submitted by Willis Limited for agreement via an 'ACORD message';

ii. any contract change which requires notification will be notified by Willis Limited via an 'ACORD message';

iii. It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), such agreement of any contract change will be confirmed by each such (re)insurer via an appropriate 'ACORD message'. For the avoidance of any doubt, no further duty of disclosure arises in relation to any such confirmation.

B. In respect of each (re)insurer who does not have the ability to send and receive ACORD messages via the Exchange:

i. It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), any such

contract change will be submitted/notified by Willis Limited electronically via email or other electronic means;

ii. Such binding agreement of any contract change will be confirmed by each such (re)insurer via email or other electronic means. For the avoidance of any doubt, no further duty of disclosure arises in relation to any such confirmation.

Where there is a requirement for any wording to be agreed this is to be agreed by the Slip Leader only.

The Slip Leader is to determine whether amendments to the wording fall into part one, part two or part three of the GUA schedule.

The period of this contract may be extended for up to one calendar month at expiry, at terms to be on agreed by Slip Leader only.

The following clause is applicable to insurance risks which are eligible for TRIA.

TRIA NOTICE CLAUSE

Authority is hereby given to the Slip Leader to issue notice to Insured(s) as required by the U.S. Terrorism Risk Insurance Act of 2002 on behalf of all insurers hereon.

Where differing premium and/or broker remuneration and deductions terms apply to subscribing (re)insurers to this contract and the contract is subsequently subject to any form of additional/return premium, it is hereby agreed that the original premium and/or broker remuneration and deductions proportions shall be applied to such additional/return premium unless specifically stipulated to be otherwise in the endorsement.

OTHER AGREEMENT PARTIES FOR CONTRACT CHANGES, FOR PART 2 GUA CHANGES ONLY:

Where no other agreement parties for contract changes are stated herein, the agreement party will be the Slip Leader only.

OTHER AGREEMENT PARTIES FOR CONTRACT CHANGES, FOR THEIR PROPORTION ONLY:

Where no other agreement parties for contract changes are stated herein, the agreement party will be the Slip Leader only.

BASIS OF CLAIMS AGREEMENT:

As specified under the CLAIMS AGREEMENT PARTIES section of this Contract and to be managed in accordance with:

i. The SINGLE CLAIMS AGREEMENT PARTY ARRANGEMENT – LMA9150 [as below] for claims or circumstances assigned as Single Claims Agreement Party Claims (SCAP Claims) or, where it is not applicable, then the following shall apply as appropriate:-

ii. The Lloyd's Claims Scheme (combined) or as amended or any successor thereto.

(N.B. The applicable Lloyd's Claims Scheme/part will be determined by the rules and scope of the Schemes(s))

iii. IUA claims agreement practices.

iv. The practices of any company(ies) electing to agree claims in respect of their own participation.

The applicable arrangements (scheme, agreement or practices) will be determined by the rules and scope of said arrangements and should be referred to as appropriate.

Single Claims Agreement Party Arrangements

1 Single Claims Agreement Party

1.1 Scope

All claims having, or circumstances assessed by the SLIP LEADER as having, a **Claim Amount** at or below GBP250,000 or currency equivalent (the **Threshold Amount**) will be designated a Single Claims Agreement Party Claim (**SCAP Claim**) and will be managed within the terms of these Single Claims Agreement Party Arrangements (these **Arrangements**). For the purposes of these **Arrangements** the SLIP LEADER must be: (a) an authorised person (as defined in Section 31 of the Financial Services and Markets Act 2000) with permission to effect and/or carry out contracts of insurance; or (b) a Member of Lloyd's.

1.2 Exceptions

Where:

1.2.1 the **Claim Amount** is more than, or, in the assessment of the SLIP LEADER, is likely to be more than, the **Threshold Amount**; and/or

1.2.2 after making further enquiries, there remains insufficient information to form a view on the likely quantum of any circumstance or claim and in the SLIP LEADER'S assessment, there

is a material risk that the quantum will ultimately exceed the **Threshold Amount**; and/or

1.2.3 issues arise of fraud or avoidance (either under the Insurance Act 2015 or otherwise) or there are allegations against (re)insurers of regulatory breach which may result in regulatory action being taken against (re)insurers, or actionable allegations of improper claims handling have been made in respect of the claim at issue, or, in the assessment of the SLIP LEADER, such issues are likely to arise in connection with a claim; and/or

1.2.4 in the assessment of the SLIP LEADER a claim is, or is likely to become, controversial or complex, or is likely to become subject to **Dispute Resolution Proceedings**,

such claims or circumstances shall be managed in accordance with the provisions of the applicable BASIS OF CLAIMS AGREEMENT.

2. Slip Leader Responsibilities

2.1 Receipt of a Claim

Upon receiving a notification of a claim or circumstance, the SLIP LEADER shall, as soon as practicable, reasonably assess and decide, based on all the relevant circumstances (including but not limited to the **Claims Information**), whether such claim or circumstance is a **SCAP Claim** and notify the Broker accordingly with instructions for it to advise this decision to all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section.

2.2 Role of the Slip Leader

A **SCAP Claim** shall be **Determined** by the SLIP LEADER on behalf of itself and all (re)insurers which subscribe: (1) to this **Contract** on the same contractual terms (other than premium and brokerage); and (2) to these **Arrangements** (**Subscribing (Re)Insurers**).

When Determining a **SCAP Claim**, including where the SLIP LEADER may have delegated the **Determination** of a **SCAP Claim**, the SLIP LEADER must always:

2.2.1 act in good faith and exercise the reasonable care of a competent (re)insurer; and

2.2.2 act in the best interest of all **Subscribing (Re)Insurers** on whose behalf it acts; and

2.2.3 comply with all laws, sanctions regimes, regulations and related guidance (including, but not limited to, those issued by Lloyd's, the Financial Conduct Authority and/or the Prudential Regulation Authority) as may be applicable to the **Determination** of a **SCAP Claim** and to which the SLIP LEADER is subject, including, but not limited to conduct of business rules requiring (re)insurers to treat customers fairly (if applicable in that jurisdiction); and

2.2.4 notify either directly or via the Broker, all **Subscribing (Re)Insurers** of any **Dispute Resolution Proceedings** commenced against them.

For the avoidance of doubt, the SLIP LEADER shall have no obligations or liability to any (re)insurer, other than a **Subscribing (Re)Insurer**, arising out of or in any way connected with the **Determination** of a **SCAP Claim**.

2.3 Reassigning Claims

Where during the life of a **SCAP Claim** any of the provisions of clause 1.2 apply, the SLIP LEADER shall:

2.3.1 reassign the **SCAP Claim** to the claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section; and

2.3.2 notify the Broker accordingly with instructions for it to advise all applicable claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

The SLIP LEADER may, at any time, reassign a **SCAP Claim** outside of these **Arrangements** if having due regard to the available **Claims Information**, all relevant circumstances and its ability to act in accordance with clauses 2.2.1 to 2.2.3 inclusive, it considers that this assignment would be appropriate, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

The Broker may also, at any time, reassign a **SCAP Claim** outside of these **Arrangements** and to the provisions of the

applicable BASIS OF CLAIMS AGREEMENT by advising all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section.

Where a **SCAP Claim** has been reassigned outside of these **Arrangements**, it may not, without the consent of all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section, be reassigned as a **SCAP Claim**.

Notwithstanding clauses 1.2.1 and 1.2.2 but without prejudice to any other right or requirement to (re)assign a **SCAP Claim** outside of these **Arrangements**, where the exchange rate between Sterling and the currency in which the **SCAP Claim** has been made fluctuates after the conversion date stated in A of the CLAIMS AGREEMENT PARTIES section such that the Sterling value of the claim exceeds the **Threshold Amount**, the claim shall not cease to be a **SCAP Claim** by reason of the currency fluctuation alone.

2.4 Delegation of Determination

The SLIP LEADER may delegate its **Determination** of a SCAP Claim to another entity.

Despite its right to delegate the **Determination** of a **SCAP Claim** pursuant to these **Arrangements** the SLIP LEADER shall remain responsible for all acts and omissions of the delegate and the acts and omissions of those employed or engaged by the delegate as if they were its own.

2.5 Processing Claims

The SLIP LEADER shall ensure that all supporting information has been properly documented prior to payment of the claim and that such records are kept for a period of no less than seven years after closure, subject always to the requirements of applicable laws (including but not limited to those applicable to the processing of personal data and privacy).

3. Broker Responsibilities

Notwithstanding the application of these **Arrangements**, the Broker shall advise all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section of any or all of the following matters or events, where known, as soon as practicable:

3.1 any new claim or circumstance assigned as a **SCAP Claim**;

3.2 any recommended reserve or reserves for a **SCAP Claim**;

3.3 any revision to the recommended reserve or reserves for a **SCAP Claim**;

3.4 any change in the assignment of a **SCAP Claim**;

3.5 the receipt of notice of the commencement of any **Dispute Resolution Proceedings** relating to a **SCAP Claim**;

3.6 the final **Determination** of a **SCAP Claim**, including where a **SCAP Claim** is denied;

3.7 any receipt of a complaint against (re)insurers;

3.8 any termination of the SLIP LEADER's authority to **Determine** claims under clauses 4.1 to 4.3 inclusive; and/or

3.9 where so requested by the SLIP LEADER, the identity and participation of all **Subscribing (Re)Insurers**.

A **Subscribing (Re)Insurer** may request the SLIP LEADER and/or Broker to provide such further information as it may reasonably require and the SLIP LEADER and Broker shall co-operate fully with any such request.

4. Termination of the SLIP LEADER's Authority

In the event that the SLIP LEADER:

4.1 becomes the subject of voluntary or involuntary rehabilitation or liquidation, action in bankruptcy or similar or in any way otherwise acknowledges its insolvency or is unable to pay its debts or losses; or

4.2 has its right to transact the main class of business covered by the slip withdrawn, suspended, removed or made conditional or impaired in any way by any regulatory authority; or

4.3 ceases to be either: (a) an authorised person (as defined in Section 31 of the Financial Services and Markets Act 2000) with permission to effect and/or carry out contracts of insurance; or (b) a member of Lloyd's,

the authority of that SLIP LEADER to **Determine** all **SCAP Claims** shall automatically terminate from the date of that event, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

5 Professional Advisers

5.1 The SLIP LEADER has the sole authority to appoint and instruct an independent, external, professional adviser (which may include, but is not limited to, a lawyer, loss adjuster, surveyor, actuary or accountant) on behalf of **Subscribing (Re)Insurers** where, in its sole discretion, it considers the professional adviser necessary for the **Determination** of a claim. The SLIP LEADER shall

supervise the professional adviser throughout the period of their appointment.

5.2 A professional adviser appointed in connection with a **SCAP Claim** pursuant to clause 5.1 above may, at the SLIP LEADER's discretion, be instructed to send all reports and correspondence directly to the SLIP LEADER. The professional adviser's fees shall be agreed by the SLIP LEADER. The fees of the professional adviser shall be shared between the **Subscribing (Re)Insurers** in accordance with their respective shares of the **SCAP Claim**.

6 Claims Concerns

If a **Subscribing (Re)Insurer** has a concern regarding the handling of a **SCAP Claim** by the SLIP LEADER it shall notify the SLIP LEADER of its concern. The SLIP LEADER and the **Subscribing (Re)Insurer** which has raised the concern shall promptly confer and use their best endeavours to resolve the concern. If any disagreement remains after a period of 28 days from the date on which the concern was notified to the SLIP LEADER, the authority of the SLIP LEADER to **Determine** the **SCAP Claim** to which the concern relates shall terminate, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

7 Intra-(Re)Insurer Dispute Resolution Protocols

Before a **Subscribing (Re)Insurer** (Claimant) can bring a legal claim against the SLIP LEADER in relation to the **Determination** of a **SCAP Claim** or for an alleged breach of its obligations under these **Arrangements**, it must first attempt to resolve the dispute (**Dispute**) as follows:

7.1 The **Claimant** shall notify the SLIP LEADER that it is commencing the **Dispute Resolution Protocols** prescribed in this clause 7.

7.2 The **Dispute** shall first be referred to representatives of the SLIP LEADER and of the **Claimant** who shall meet in a good faith effort to resolve the **Dispute**. If a resolution is not achieved within 21 days from the date the **Dispute** was referred to these individuals, the matter shall be escalated to a member of senior management responsible for claims, for each of the **Claimant** and SLIP LEADER, who shall attempt to resolve the **Dispute**.

7.3 If the **Dispute** has not been resolved within 28 days from the date upon which it is referred to senior management, then the **Claimant** and SLIP LEADER shall enter into a mediation agreement in the form prescribed by the LMA and IUA. If the resulting

mediation fails to resolve the **Dispute**, then the **Dispute** shall be settled by arbitration in accordance with clause 7.4, provided always that the decision to commence an arbitration must be taken by the senior management of the **Claimant** in question.

7.4 All arbitrations arising out of or in connection with a **Dispute** shall be referred to arbitration under ARIAS Fast Track Arbitration Rules. The seat of arbitration shall be London.

8 Limitation of Liability

8.1 The total liability, whether in contract, in tort (including but not limited to negligence), breach of fiduciary duty, breach of statutory duty or otherwise, of a SLIP LEADER to all **Subscribing (Re)Insurers** on whose behalf it has acted, or is acting, under these **Arrangements** shall not exceed GBP 500,000 in respect of any one **SCAP Claim** (**Liability Cap**).

8.2 If the aggregate liability of a SLIP LEADER in respect of any one **SCAP Claim** would exceed the **Liability Cap**, the **Subscribing (Re)Insurers** shall each be entitled to be paid only a share of the **Liability Cap** calculated in proportion to the share of the (re)insurance underwritten by each **Subscribing (Re)Insurer** (excluding for the purposes of this clause any share underwritten by the SLIP LEADER).

8.3 A SLIP LEADER shall not be liable for loss of profits, loss of business, loss of use (in each case whether direct or indirect) or any other indirect, special, or consequential damages alleged to have been suffered by a **Subscribing (Re)Insurer** arising out of its breach of the terms of these **Arrangements**.

8.4 Notwithstanding clause 8.3 but subject always to clauses 8.1, 8.2 and 8.5, nothing in this clause 8 is intended to exclude the SLIP LEADER'S liability to the **Subscribing (Re)Insurers** in respect of damages payable by the **Subscribing (Re)Insurers** to the (re)insured, in addition to the Claim Amount, arising from the mishandling of a **SCAP Claim** by the SLIP LEADER, its agents or employees, where such mishandling gives rise to an actionable claim for damages against **Subscribing (Re)Insurers**.

8.5 Nothing in these **Arrangements** shall exclude, restrict or limit with respect to the handling of a **SCAP Claim** a SLIP LEADER's liability for: (1) fraud or fraudulent misrepresentation; (2) death or personal injury caused by its negligence or the negligence of its employees or agents; or (3) any matter in respect

of which it would be unlawful to exclude or restrict liability.

9 Choice of Law and Jurisdiction

Notwithstanding any other choice of law, express or implied in the contract of (re)insurance, the provisions of these **Arrangements** shall be construed and governed in accordance with the Laws of England and Wales and the **Subscribing (Re)Insurers** submit to the exclusive jurisdiction of the Courts of England and Wales.

10 Exclusions

10.1 The following types of business (and applicable risk codes for Lloyd's) are excluded from these **Arrangements**:

10.1.1 Binding Authorities;

10.1.2 Proportional & Quota Share Treaties.

10.2 The following forms of settlement are excluded from these Arrangements:

10.2.1 ex gratia payments of any kind;

10.2.2 commutation agreements.

Definitions

In these **Arrangements**, unless the context otherwise requires, the following words shall have the following meanings:

Claim Amount means:

- in relation to each **SCAP Claim**, the total amount claimed (after the application of any applicable deductible(s));or

- in relation to a circumstance, the total amount which, in the judgement of the SLIP LEADER, may be claimed (after the application of any applicable deductible(s)),

- by the (re)insured from all (re)insurers under the **Contract** including, but not limited to, any of their expenses or other sums that are recoverable from the (re)insurers under the **Contract** pursuant to the terms of the (re)insurance. The Claim Amount shall exclude any costs incurred by the (re)insurers arising out of, or in connection with the handling of a **SCAP Claim**.

Claims Information means the information contained within a notification or provided by the (re)insured or its agent in relation to a **SCAP Claim**. It also includes all information obtained by the SLIP LEADER or provided by any **Professional Adviser** employed by (re)insurers.

Contract means, for the purposes of these **Arrangements**, (re)insurance evidenced by (re)insurers subscribing to a single Market Reform Contract and where all (re)insurers participate on the same contractual terms and conditions (other than premium and brokerage).

Determination/Determine means all claims handling activities necessary (including the appointment and instruction of any **Professional Advisers**) in order to: (i) accept or deny a **SCAP Claim**, in whole or in part; (ii) agree any amount payable and (iii) resolve finally any open matter in respect of the **SCAP Claim** by agreement or, negotiation.

Dispute Resolution Proceedings means any litigation, arbitration, mediation, regulatory hearing (other than before an ombudsman) or other contested proceeding commenced by or against **Subscribing (Re)Insurers** in any jurisdiction.

LMA9150
01 February 2018

CLAIMS AGREEMENT PARTIES:

A. Claims falling within the scope of the (LMA9150) to be agreed by Slip Leader only on behalf of all (re)insurers subscribing (1) to this Contract on the same contractual terms (other than premium and brokerage) and (2) to these Arrangement.

For the purposes of calculating the Threshold Amount, the sterling rate on the date that a financial value of the claim is first established by the Slip Leader shall be used and the rate of exchange shall be the Bank of England spot rate for the purchase of sterling at the time of the deemed conversion.

B. For all other claims:

i) For Lloyd's syndicates:

The leading Lloyd's syndicate and, where required by the applicable Lloyd's Claims Scheme, the second Lloyd's syndicate.

The second Lloyd's Syndicate, unless designated here or elsewhere in the contract otherwise as appointed by default to whichever Lloyd’s syndicate has the largest signed line and, in the event of there being more than

one of those, whichever Lloyd's syndicate entered the contract on PPL the earliest of them.

....

ii) Those companies acting in accordance with the IUA claims agreement practices, excepting those that may have opted out via iii) below

iii) Those companies that have specifically elected to agree claims in respect of their own participation.

iv) All other subscribing insurers that are not party to the Lloyd's/IUA claims agreement practices, each in respect of their own participation.

v) Notwithstanding anything contained in the above to the contrary, any ex gratia payments to be agreed by each (re)insurer for their own participation.

CLAIMS ADMINISTRATION:

Willis Limited and (re)insurers agree that any claims hereunder (including any claims related costs/fees) will be notified and administered via the Electronic Claims File (ECF) with any payment(s) processed via CLASS, unless both parties agree to do otherwise.

Where claims or circumstances are not administered via ECF, notification, administration and payment(s) will be electronic.

Where a Lloyd's syndicate or IUA company is not an agreement party to the claim or circumstance (per CLAIMS AGREEMENT PARTIES A. above) they agree to accept correct ECF sequences for administrative purposes to ensure information is circulated to all subscribing parties.

Willis Limited are authorised to obtain translations of claims documents on behalf of insurers, with Insurers' associated costs being payable by Insurers as provided for under Expert(s) Fees Collection heading.

For Non Bureaux Insurers only

Claims settlement to be remitted to Willis Limited (unless otherwise specified within the contract) within 7 working days after agreement of claim by Slip Leader and submission of collection to market(s).

RULES AND EXTENT OF ANY OTHER DELEGATED CLAIMS AUTHORITY:	None Where the Claims Agreement Parties hereunder have delegated authority to a third party, then all insurers will follow the settlements of the appointed third party.
EXPERT(S) FEES COLLECTION:	In respect of Expert(s) Fees payable by (re)insurers for services performed on their behalf, an appointed Service Provider to provide all collection and disbursement services on behalf of (re)insurers in conjunction with, whenever appropriate, Xchanging in respect of any bureau markets. In respect of Expert(s) Fees payable by (re)insurers for services performed on behalf of the (re)insured Willis Limited to collect fees.
SETTLEMENT DUE DATE:	30 August 2024 In the absence of a Settlement Due Date, a Premium Payment Warranty or a Premium Payment Clause which automatically cancels the contract if premium payment is not paid by a specified date, the Settlement Due Date will be calculated by granting 60 days (or 90 days in respect of reinsurance) from whichever is the later of either: 1) the inception date of the risk or 2) the date on which the final (Re)insurer agreement is obtained In the event the details contained within the contract (MRC) differ from those shown in any electronic trading platform, it is understood and agreed that the contract (MRC) shall take precedence.
INSTALMENT PREMIUM PERIOD OF CREDIT:	Not applicable unless detailed here.
ADJUSTMENT PREMIUM PERIOD OF CREDIT:	Not applicable unless detailed here.
BUREAUX ARRANGEMENTS:	**Premium Processing Clause** Where the premium is to be paid through Xchanging Ins-sure Services (XIS), payment to Insurers will be deemed to occur on the day that a delinked premium is released for settlement by the Appointed Broker or in the case of non-delinked premiums, on the day that the error-free Premium Advice Note (PAN) is submitted to XIS.

Where premiums are to be paid by instalments under the Deferred Account Scheme, and the Appointed Broker does not receive the premium in time to comply with the agreed settlement date for the second or subsequent instalment, the Appointed Broker, if electing to suspend the automatic debiting of the relevant deferred instalment, shall advise the Slip Leader in writing and instruct XIS accordingly. XIS shall then notify Insurers. Payment to any entity within the same group of companies as the Appointed Broker will be deemed to be payment to the Appointed Broker.

Nothing in this clause shall be construed to override the terms of any Premium Payment Warranty or Clause or any Termination or Cancellation provision contained in this contract. Furthermore, any amendment to the Settlement Due Date of a premium instalment as a result of the operation of this Premium Processing Clause shall not amend the date that such instalment is deemed to be due for the purposes of such Premium Payment Warranty or Clause or Termination or Cancellation provision unless Insurers expressly agree otherwise.

Appointed Broker : Willis Limited

LSW3003
14/12/09

Xchanging Ins-sure Services (XIS) are authorised to sign premium, de-linked or otherwise, from individual insureds, cedants, territories, insurers or class of business sections separately as and when received from Willis Limited.

In the event that any applicable premium payment warranty, clause or condition has a different due date to the settlement due date, XIS are hereby authorised to amend the settlement due date to match the premium payment warranty, clause or condition due date. This agreement shall be binding on all bureau insurers.

Insurers hereby agree that any premium payable in instalments under this contract will be processed as delinked additional premium entries other than when submitted under the Deferred Account Scheme.

Where any Settlement Due Date (SDD), Premium Payment Warranty (PPW) or Premium Payment Condition (PPC) due date falls on a weekend or public holiday, presentation to XIS or insurers hereon or release for settlement of a delinked premium as applicable on the next working day will be deemed to be in compliance with such SDD, PPW or PPC.

Where Premium Transfers have been completed any additional/return premiums due thereafter will be paid/deducted from the last Year of Account unless advised differently by (re)insurers.

Agreed to accept currency rate of exchange adjustments as presented to XIS bearing evidence of Insured payment / settlement.

For signing purposes XIS agree to accept netted down premiums (being both gross and net) as presented by Willis Limited.

All premium related transactions shall be settled in the same currency as indicated in this contract and all claims related transactions, including fees and expenses shall be paid in any appropriate currency as requested by the Insured, expert or adjuster, providing:

Where the currency(ies) is not a currency nominated by Lloyd's, IUA or XIS as a settlement currency, or where one or more XIS Underwriter does not transact business in a nominated XIS settlement currency or where all or part of the Lloyd's premium is to be settled in US Dollars (USD) for US or Canadian Trust Fund purposes, then all transactions will be converted into Pounds Sterling (GBP), US Dollars (USD) or Euro (EUR), as specified by Willis Limited, at the applicable rate of exchange which shall be determined by:

a) the date of receipt by Willis Limited for premiums
b) the date of payment to the client for claims and return premiums or as agreed by the Slip Leader.

XIS are authorised to:

- issue For Declaration Only (FDO) signings (to allow prompt policy signing and notification of claims via ECF, where necessary).

Insurers agree to allow delinked signings to be removed on Broker instruction only, subject to evidence that insurers have been advised by the Broker that it has been unable to collect the premium.

Tax Schedules and other documentation supporting premium calculation included within submissions to XIS are deemed informational documents only and do not form part of the contract nor require underwriter agreement.

For the purpose of policy production only references to “Slip Leader” and “Slip Leader only” herein are deemed to read “Insurers”.

NON-BUREAUX ARRANGEMENTS: Insurers agree to accept premium from individual insureds, cedants, territories or class of business sections separately as and when received from Willis Limited.

In the event that any applicable premium payment warranty, clause or condition has a different due date to the settlement due date, insurers hereby agree the settlement due date is amended to match the premium payment warranty, clause or condition due date. This agreement shall be binding on all non-bureau insurers.

Premium included in the next Statement of Account dispatched electronically after SDD shall be deemed to meet Premium Payment Terms. This does not supersede priority payments nor special payment terms nor specifically agreed payment and currency terms stated in this contract.

Notwithstanding anything to the contrary contained herein, premium due in respect of this contract that is available for settlement and presented to (re)insurers in a Technical Account (TA) ACORD message on or before the PPW, PPC or SDD date shall be deemed to satisfy said Premium Payment Terms. (Re)insurers are responsible for the Business Acceptance (BA) of each Technical Account (TA) to enable funds to be included within the next e-Accounting Financial Account (FA) ACORD message.

Agreed to accept currency rate of exchange adjustments as presented to insurers bearing evidence of Insured payment / settlement.

All premium related transactions shall be settled in the same currency as indicated in this contract and all claims related transactions, including fees and expenses shall be paid in any appropriate currency as requested by the Insured, expert or adjuster, providing:

Where the currency(ies) is not a currency nominated by insurers or Willis Limited as a settlement currency, then all transactions will be converted into Pounds Sterling (GBP), US Dollars (USD) or Euro (EUR), as specified by Willis Limited, at the applicable rate of exchange which shall be determined by:

a) the date of receipt by Willis Limited for premiums
b) the date of payment to the client for claims and return premiums or as agreed by the Slip Leader.

Settlements in respect of any Canadian interest will be converted, where necessary, into US Dollars (USD) or Canadian Dollars (CAD) for payment to insurers at the applicable rate of exchange determined by the date of premium receipt by Willis Limited.

5. FISCAL AND REGULATORY

TAX PAYABLE BY INSURER(S):	None.
COUNTRY OF ORIGIN:	United States of America
REGULATORY RISK LOCATION:	United States of America
OVERSEAS BROKER:	Willis Towers Watson Northeast, Inc. 75 Arlington Street, Floor 10, Boston, MA 02199 United States of America
US CLASSIFICATION:	US Surplus Lines
ALLOCATION OF PREMIUM TO CODING:	F2 PI E&O for Fin Institutions INC USA) - 80% D4 (D&O for Financial Institutions INC USA) – 19% 7T- 1% In the event the details contained within the contract (MRC) differ from those shown in any electronic trading platform, it is understood and agreed that the contract (MRC) shall take precedence.
REGULATORY CLIENT CLASSIFICATION:	Commercial - Large Risk

6. BROKER REMUNERATION AND DEDUCTIONS

FEE PAYABLE BY CLIENT?:	Yes
TOTAL BROKERAGE:	Nil
OTHER DEDUCTIONS FROM PREMIUM :	Nil.

SECURITY DETAILS

REFERENCES

UMR (Unique Market Reference): B080113015P24

Date contract printed to PDF: 13:33 17 July 2024

SIGNED UNDERWRITERS

Mosaic Syndicate Services Limited / Asta Europe SRL trading as Mosaic Europe **Slip Leader**

P	F	I	2	1	7	3	7	2	4	A	A			

100%
Written

20:57 16 July 2024

100%
Signed

Mosaic Syndicate Services Limited (115988NMV) LNR24C199 FI S3 2024 MOS1609 55.556%, RNR1458 11.111%, AFB5623 6.667%, FLX1985 8.333%, MMX2010 2.406%, LRE3010 4.817%, SII1945 5.555%, BRT2988 5.555%. Premium/Claims MSSL / ClaimsFNOL@mosaicinsurance.com
Sam Price
Bound

SETTLEMENT INFORMATION

Terms of Settlement

Settlement Due Date:	30 August 2024
Instalment Premium Period of Credit:	0
Adjustment Premium Period of Credit:	0

Mosaic Syndicate Services Limited / Asta Europe SRL trading as Mosaic Europe

Non-Bureau Leader

Sam Price

XL Insurance

AXA XL - Professional Insurance
100 Constitution Plaza, 17th Floor,
Hartford, CT 06103
Phone 860-246-1863, Fax 860-246-1899

August 19, 2024

Mary Coughlin
Willis Towers Watson Northeast Inc
75 Arlington Street
Floor 10
Boston, MA 02116

Re: Fidelity Equity and High Income Funds
Excess Blend Policy

Dear Mary,

Enclosed, please find the policy for **Fidelity Equity and High Income Funds**. Thank you for choosing XL Insurance. Please call if you have any questions or concerns.

Sincerely,

Bill Caporale

mk

Policy Number: **ELU197863-24**
Renewal of Number: ELU190728-23

XL Specialty Insurance Company
(Hereafter called the Insurer)

EXCESS POLICY DECLARATIONS

Executive Offices:
70 Seaview Avenue
Stamford, CT 06902-6040
Telephone 877-953-2636

Regulatory Office:
505 Eagleview Blvd., Ste. 100
Exton, PA 19341-1120
Telephone: 800-327-1414

THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

Item 1. **Name and Mailing Address of Insured Entity:**

Fidelity Equity and High Income Funds
c/o FMR LLC, 88 Black Falcon
First Floor East Side Suite167
Boston, MA 02210

The Insured Entity will be the sole agent for and will act on behalf of the Insured with respect to all matters under this Policy.

Item 2. **Policy Period:** **From:** July 01, 2024 **To:** July 01, 2025

At 12:01AM Standard Time at your Mailing Address Shown Above

Item 3. **Limit of Liability:**

$5,000,000 part of $50,000,000 Aggregate each **Policy Period** (including Defense **Expenses**)

Item 4. **Schedule of Underlying Insurance:**

		Insurer	Policy No	Limit of Liability
(a)	Primary Policy	Berkshire Hathaway Specialty Insurance Company	47-EPF-315881-04	$10,000,000
(b)	Underlying Excess Policy	ACE American Insurance Company	G23656280 017	$10,000,000 excess of $10,000,000
		National Union Fire Insurance Company of Pittsburgh, PA	01-307-65-49	$10,000,000 excess of $20,000,000
		ICI Mutual Insurance Company	87153124D	$10,000,000 excess of $30,000,000
		Allied World Assurance Company, Ltd.	C014841/014	$10,000,000 excess of $40,000,000
		QBE Insurance Corporation	130005115	$10,000,000 excess of $50,000,000
		Travelers Casualty and Surety Company of America	106547114	$10,000,000 excess of $60,000,000
		Continental Casualty Company	287273571	$10,000,000 excess of $70,000,000
		Starr Indemnity & Liability Company	1000059076241	$10,000,000 excess of $80,000,000
		Axis Insurance Company	P-001-000158031-05	$5,000,000 excess of $90,000,000
		Zurich American Insurance Company	EOC-0905341-01	$5,000,000 excess of $95,000,000

London/Lloyds Syndicates (Mosaic)	B080113013P24	$5,000,000 part of $50,000,000 excess of $100,000,000
Freedom Specialty Insurance Company	XMF2400061	$10,000,000 part of $50,000,000 excess of $100,000,000
Twin City Fire Insurance Company	08 DA 0252127 24	$10,000,000 part of $50,000,000 excess of $100,000,000
US Specialty Insurance Company	24-MGU-24-A58942	$8,000,000 part of $50,000,000 excess of $100,000,000
Everest National Insurance Company	FL5EX00305-241	$7,000,000 part of $50,000,000 excess of $100,000,000
Ironshore Indemnity Inc.	IA7NAB0949005	$5,000,000 part of $50,000,000 excess of $100,000,000

Item 5. Notices required to be given to the Insurer must be addressed to:

XL Professional Insurance
100 Constitution Plaza, 13th Floor
Hartford, CT 06103
by electronic mail (email) to: proclaimnewnotices@axaxl.com.
Toll Free Telephone: 877-953-2636

Item 6. Premium:

Taxes, Surcharges or Fees:	$0.00
Total Policy Premium:	$75,107.00

Item 7. Policy Forms and Endorsements Attached at Issuance:

XS 71 00 05 14 XS 80 224 11 21 XS 80 07 12 14 XL 80 23 07 02 XS 80 10 01 15 XS 80 67 04 16
Manuscript 18910 02 16

THESE **DECLARATIONS** AND THE POLICY, WITH THE ENDORSEMENTS, ATTACHMENTS, AND THE **APPLICATION** SHALL CONSTITUTE THE ENTIRE AGREEMENT BETWEEN THE INSURER AND THE **INSURED** RELATING TO THIS INSURANCE.

IN WITNESS

XL SPECIALTY INSURANCE COMPANY

REGULATORY OFFICE
505 EAGLEVIEW BOULEVARD, SUITE 100
DEPARTMENT: REGULATORY
EXTON, PA 19341-1120
PHONE: 800-688-1840

It is hereby agreed and understood that the following In Witness Clause supercedes any and all other In Witness clauses in this policy.

All other provisions remain unchanged.

IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.

Lucy Pilko	Toni Ann Perkins
President	Secretary

POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM
INSURANCE COVERAGE

Coverage for acts of terrorism is included in your policy. You are hereby notified that the Terrorism Risk Insurance Act, as amended in 2019, defines an act of terrorism in Section 102(1) of the Act: The term “act of terrorism” means any act or acts that are certified by the Secretary of the Treasury - in consultation with the Secretary of Homeland Security, and the Attorney General of the United States —to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion. Under your coverage, any losses resulting from certified acts of terrorism may be partially reimbursed by the United States Government under a formula established by the Terrorism Risk Insurance Act, as amended. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States Government generally reimburses 80% beginning on January 1, 2020, of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers’ liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The portion of your annual premium that is attributable to coverage for acts of terrorism is $waived, and does not include any charges for the portion of losses covered by the United States government under the Act.

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Policyholder Notice provides information concerning possible impact on your insurance coverage due to the impact of U.S. Trade Sanctions[1]. Please read this Policyholder Notice carefully.

In accordance with the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") regulations, or any other U.S. Trade Sanctions applied by any regulatory body, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law, is a Specially Designated National and Blocked Person ("SDN"), or is owned or controlled by an SDN, this insurance will be considered a blocked or frozen contract. When an insurance policy is considered to be such a blocked or frozen contract, neither payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

[1] "U.S Trade Sanctions" may be promulgated by Executive Order, act of Congress, regulations from the U.S. Departments of State, Treasury, or Commerce, regulations from the State Insurance Departments, etc.

PRIVACY POLICY

The AXA XL insurance group (the "Companies"), believes personal information that we collect about our customers, potential customers, and proposed insureds (referred to collectively in this Privacy Policy as "customers") must be treated with the highest degree of confidentiality. For this reason and in compliance with the Title V of the Gramm-Leach-Bliley Act ("GLBA"), we have developed a Privacy Policy that applies to all of our companies. For purposes of our Privacy Policy, the term "personal information" includes all information we obtain about a customer and maintain in a personally identifiable way. In order to assure the confidentiality of the personal information we collect and in order to comply with applicable laws, all individuals with access to personal information about our customers are required to follow this policy.

Our Privacy Promise

Your privacy and the confidentiality of your business records are important to us. Information and the analysis of information is essential to the business of insurance and critical to our ability to provide to you excellent, cost-effective service and products. We understand that gaining and keeping your trust depends upon the security and integrity of our records concerning you. Accordingly, we promise that:

1. We will follow strict standards of security and confidentiality to protect any information you share with us or information that we receive about you;
2. We will verify and exchange information regarding your credit and financial status only for the purposes of underwriting, policy administration, or risk management and only with reputable references and clearinghouse services;
3. We will not collect and use information about you and your business other than the minimum amount of information necessary to advise you about and deliver to you excellent service and products and to administer our business;
4. We will train our employees to handle information about you or your business in a secure and confidential manner and only permit employees authorized to use such information to have access to such information;
5. We will not disclose information about you or your business to any organization outside the XL Catlin insurance group of Companies or to third party service providers unless we disclose to you our intent to do so or we are required to do so by law;
6. We will not disclose medical information about you, your employees, or any claimants under any policy of insurance, unless you provide us with written authorization to do so, or unless the disclosure is for any specific business exception provided in the law;
7. We will attempt, with your help, to keep our records regarding you and your business complete and accurate, and will advise you how and where to access your account information (unless prohibited by law), and will advise you how to correct errors or make changes to that information; and
8. We will audit and assess our operations, personnel and third party service providers to assure that your privacy is respected.

Collection and Sources of Information

We collect from a customer or potential customer only the personal information that is necessary for (a) determining eligibility for the product or service sought by the customer, (b) administering the product or service obtained, and (c) advising the customer about our products and services. The information we collect generally comes from the following sources:

- Submission – During the submission process, you provide us with information about you and your business, such as your name, address, phone number, e-mail address, and other types of personal identification information;
- Quotes – We collect information to enable us to determine your eligibility for the particular insurance product and to determine the cost of such insurance to you. The information we collect will vary with the type of insurance you seek;

- Transactions – We will maintain records of all transactions with us, our affiliates, and our third party service providers, including your insurance coverage selections, premiums, billing and payment information, claims history, and other information related to your account;
- Claims – If you obtain insurance from us, we will maintain records related to any claims that may be made under your policies. The investigation of a claim necessarily involves collection of a broad range of information about many issues, some of which does not directly involve you. We will share with you any facts that we collect about your claim unless we are prohibited by law from doing so. The process of claim investigation, evaluation, and settlement also involves, however, the collection of advice, opinions, and comments from many people, including attorneys and experts, to aid the claim specialist in determining how best to handle your claim. In order to protect the legal and transactional confidentiality and privileges associated with such opinions, comments and advice, we will not disclose this information to you; and
- Credit and Financial Reports – We may receive information about you and your business regarding your credit. We use this information to verify information you provide during the submission and quote processes and to help underwrite and provide to you the most accurate and cost-effective insurance quote we can provide.

Retention and Correction of Personal Information

We retain personal information only as long as required by our business practices and applicable law. If we become aware that an item of personal information may be materially inaccurate, we will make reasonable effort to re-verify its accuracy and correct any error as appropriate.

Storage of Personal Information

We have in place safeguards to protect data and paper files containing personal information.

Sharing/Disclosing of Personal Information

We maintain procedures to assure that we do not share personal information with an unaffiliated third party for marketing purposes unless such sharing is permitted by law. Personal information may be disclosed to an unaffiliated third party for necessary servicing of the product or service or for other normal business transactions as permitted by law.

We do not disclose personal information to an unaffiliated third party for servicing purposes or joint marketing purposes unless a contract containing a confidentiality/non-disclosure provision has been signed by us and the third party. Unless a consumer consents, we do not disclose "consumer credit report" type information obtained from an application or a credit report regarding a customer who applies for a financial product to any unaffiliated third party for the purpose of serving as a factor in establishing a consumer's eligibility for credit, insurance or employment. "Consumer credit report type information" means such things as net worth, credit worthiness, lifestyle information (piloting, skydiving, etc.) solvency, etc. We also do not disclose to any unaffiliated third party a policy or account number for use in marketing. We may share with our affiliated companies information that relates to our experience and transactions with the customer.

Policy for Personal Information Relating to Nonpublic Personal Health Information

We do not disclose nonpublic personal health information about a customer unless an authorization is obtained from the customer whose nonpublic personal information is sought to be disclosed. However, an authorization shall not be prohibited, restricted or required for the disclosure of certain insurance functions, including, but not limited to, claims administration, claims adjustment and management, detection, investigation or reporting of actual or potential fraud, misrepresentation or criminal activity, underwriting, policy placement or issuance, loss control and/or auditing.

Access to Your Information

Our employees, employees of our affiliated companies, and third party service providers will have access to information we collect about you and your business as is necessary to effect transactions with you. We may also disclose information about you to the following categories of person or entities:

- Your independent insurance agent or broker;
- An independent claim adjuster or investigator, or an attorney or expert involved in the claim;
- Persons or organizations that conduct scientific studies, including actuaries and accountants;
- An insurance support organization;
- Another insurer if to prevent fraud or to properly underwrite a risk;
- A state insurance department or other governmental agency, if required by federal, state or local laws; or
- Any persons entitled to receive information as ordered by a summons, court order, search warrant, or subpoena.

Violation of the Privacy Policy

Any person violating the Privacy Policy will be subject to discipline, up to and including termination.

For more information or to address questions regarding this privacy statement, please contact your broker.

FRAUD NOTICE

Alabama	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or who knowingly presents false information in an application for insurance is guilty of a crime and may be subject to restitution fines or confinement in prison, or any combination thereof.
Arkansas	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
California	For your protection California law requires the following to appear on this form: Any person who knowingly presents false or fraudulent information to obtain or amend insurance coverage or to make a claim for the payment of a loss is guilty of a crime and may be subject to fines and confinement in state prison.
Colorado	**It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance, and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policyholder or claimant for the purpose of defrauding or attempting to defraud the policyholder or claimant with regard to a settlement or award payable from insurance proceeds shall be reported to the Colorado Division of Insurance within the Department of Regulatory Agencies.**
District of Columbia	**WARNING**: It is a crime to provide false or misleading information to an insurer for the purpose of defrauding the insurer or any other person. Penalties include imprisonment and/or fines. In addition, an insurer may deny insurance benefits if false information materially related to a claim was provided by the applicant.
Florida	Any person who knowingly and with intent to injure, defraud, or deceive any insurer files a statement of claim or an application containing any false, incomplete, or misleading information is guilty of a felony of the third degree.
Kansas	A "fraudulent insurance act" means an act committed by any person who, knowingly and with intent to defraud, presents, causes to be presented or prepares with knowledge or belief that it will be presented to or by an insurer, purported insurer, broker or any agent thereof, any written, electronic, electronic impulse, facsimile, magnetic, oral, or telephonic communication or statement as part of, or in support of, an application for the issuance of, or the rating of an insurance policy for personal or commercial insurance, or a claim for payment or other benefit pursuant to an insurance policy for commercial or personal insurance that such person knows to contain materially false information concerning any fact material thereto; or conceals, for the purpose of misleading, information concerning any fact material thereto.
Kentucky	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any materially false information or conceals, for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime.
Louisiana	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Maine	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines, or denial of insurance benefits.
Maryland	Any person who knowingly or willfully presents a false or fraudulent claim for payment of a loss or benefit or who knowingly or willfully presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
New Jersey	Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties.

New Mexico	ANY PERSON WHO KNOWINGLY PRESENTS A FALSE OR FRAUDULENT CLAIM FOR PAYMENT OF A LOSS OR BENEFIT OR KNOWINGLY PRESENTS FALSE INFORMATION IN AN APPLICATION FOR INSURANCE IS GUILTY OF A CRIME AND MAY BE SUBJECT TO CIVIL FINES AND CRIMINAL PENALTIES.
New York	**General: All applications for commercial insurance, other than automobile insurance:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each such violation. **All applications for automobile insurance and all claim forms**: Any person who knowingly makes or knowingly assists, abets, solicits or conspires with another to make a false report of the theft, destruction, damage or conversion of any motor vehicle to a law enforcement agency, the department of motor vehicles or an insurance company, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the value of the subject motor vehicle or stated claim for each violation. **Fire**: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime. The proposed insured affirms that the foregoing information is true and agrees that these applications shall constitute a part of any policy issued whether attached or not and that any willful concealment or misrepresentation of a material fact or circumstances shall be grounds to rescind the insurance policy.
Ohio	Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud.
Oklahoma	**WARNING**: Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for the proceeds of an insurance policy containing any false, incomplete or misleading information is guilty of a felony. **WARNING: All Workers Compensation Insurance**: Any person or entity who makes any material false statement or representation, who willfully and knowingly omits or conceals any material information, or who employs any device, scheme, or artifice, or who aids and abets any person for the purpose of: 1. obtaining any benefit or payment, 2. increasing any claim for benefit or payment, or 3. obtaining workers' compensation coverage under the Administrative Workers' Compensation Act, shall be guilty of a felony punishable pursuant to Section 1663 of Title 21 of the Oklahoma Statutes.

Pennsylvania	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties. **Automobile Insurance**: Any person who knowingly and with intent to injure or defraud any insurer files an application or claim containing any false, incomplete or misleading information shall, upon conviction, be subject to imprisonment for up to seven years and the payment of a fine of up to $15,000.
Puerto Rico	**Any person who knowingly and with the intention of defrauding presents false information in an insurance application, or presents, helps, or causes the presentation of a fraudulent claim for the payment of a loss or any other benefit, or presents more than one claim for the same damage or loss, shall incur a felony and, upon conviction, shall be sanctioned for each violation by a fine of not less than five thousand dollars ($5,000) and not more than ten thousand dollars ($10,000), or a fixed term of imprisonment for three (3) years, or both penalties. Should aggravating circumstances [be] present, the penalty thus established may be increased to a maximum of five (5) years, if extenuating circumstances are present, it may be reduced to a minimum of two (2) years.**
Rhode Island	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Tennessee	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits. **Workers' Compensation:** It is a crime to knowingly provide false, incomplete or misleading information to any party to a workers' compensation transaction for the purpose of committing fraud. Penalties include imprisonment, fines and denial of insurance benefits.
Utah	**Workers' Compensation**: Any person who knowingly presents false or fraudulent underwriting information, files or causes to be filed a false or fraudulent claim for disability compensation or medical benefits, or submits a false or fraudulent report or billing for health care fees or other professional services is guilty of a crime and may be subject to fines and confinement in state prison.
Virginia	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
Washington	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
West Virginia	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
All Other States	Any person who knowingly and willfully presents false information in an application for insurance may be guilty of insurance fraud and subject to fines and confinement in prison. (In Oregon, the aforementioned actions may constitute a fraudulent insurance act which may be a crime and may subject the person to penalties).

Endorsement No.: 1
Named Insured: Fidelity Equity and High Income Funds
Policy No.: ELU197863-24
Policy Form: EXCESS POLICY

Effective: July 01, 2024
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

EXCESS TERRORISM ENDORSEMENT

In consideration of the premium charged, it is understood and agreed that any endorsement of the Underlying Insurance which specifically precludes coverage for an “insured loss” resulting from an “act of terrorism” (as such terms are defined in the Terrorism Risk Insurance Program Reauthorization Act of 2019) which would otherwise be provided coverage under the Underlying Insurance shall be inapplicable to this Policy (any such endorsement, a “Terrorism Endorsement”). Subject to all other terms, conditions and limitations of the Policy and the Underlying Insurance, other than the Terrorism Endorsement, coverage for acts of terrorism is included in this Policy as set forth in the Policy Holder Notice of Terrorism Insurance Coverage notice to this Policy. In any event, coverage hereunder will attach only after all of the Underlying Insurance has been exhausted by the actual payment of loss by the applicable insurers thereunder, regardless of whether any such Terrorism Endorsement is included in any Underlying Insurance. The Insurer will not be liable under this Policy to any earlier degree than the Insurer would have had this Endorsement not been a part of this Policy.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 2
Named Insured: Fidelity Equity and High Income Funds
Policy No.: ELU197863-24

Effective: July 01, 2024
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

EXCESS ENDORSEMENT

In consideration of the premium charged:

(1) It is understood and agreed that the Limit of Liability for this Policy as set forth in Item 3 of the Declarations is the maximum amount payable, including Defense Expenses, by the Insurer under this Policy. Any provision of the Underlying Insurance indicating any ability or right to any reinstatement of such policy's limit of liability shall be inapplicable to this Policy, including any provision indicating a reinstatement of such policy's limit of liability during any extended discovery or reporting period. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

(2) It is understood and agreed that the Insurer is under no obligation to renew this Policy upon its expiration. Any provision of the Underlying Insurance indicating any automatic renewal of this Policy shall be inapplicable to this Policy. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 3
Named Insured: Fidelity Equity and High Income Funds
Policy No.: ELU197863-24

Effective: July 01, 2024
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

TIE IN LIMITS ENDORSEMENT

In consideration of the premium charged, in addition to this Policy, the Insurer or an affiliated company of the Insurer (any such affiliated company being included within the term "Insurer" for the purposes of this endorsement) has also agreed to issue to the person or entity named in Item 1 of the Declarations the following policy(ies) (such policy(ies), the “Other Policy(ies)”):

Excess Bond Policy ($5,000,000 part of $50,000,000 excess $100,000,000), Policy No.: ELU197865-24, Issued by: XL Specialty Insurance Company

It is expressly acknowledged by the person or entity named in Item 1 of the Declarations that the premium for these policies has been negotiated with the understanding that all policies would have shared limits of liability. Therefore, in consideration of the premium charged:

(1) Any payment of loss or damages, including costs and expenses of defense, under this Policy will reduce the limit of liability available under the Other Policy(ies) for the defense and settlement of, or the payment of any liabilities in connection with, any claim or claims made under the Other Policy(ies).

(2) Any payment of loss or damages, including costs and expenses of defense, under the Other Policy(ies) will reduce the Limit of Liability available under this Policy for the defense and settlement of, or the payment of any liabilities in connection with, any claim or claims made under this Policy during the Policy Period.

(3) If the Insurer shall have paid loss or damages, including costs and expenses of defense, under this Policy and loss or damages, including costs and expenses of defense, under the Other Policy(ies) in an aggregate amount equaling $5,000,000 part of $50,000,000 any and all obligations of the Insurer under this Policy will be completely fulfilled and extinguished, and the Insurer will have no further obligations of any kind or nature whatsoever under this Policy.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 4
Named Insured: Fidelity Equity and High Income Funds
Policy No.: ELU197863-24

Effective: July 01, 2024
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

AMEND SECTION V ENDORSEMENT

In consideration of the premium charged, Section V. Notice, Alteration, and Termination (C) of the Policy is deleted in its entirety.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 5
Named Insured: Fidelity Equity and High Income Funds
Policy No.: ELU197863-24

Effective: July 01, 2024
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

AMEND RIGHTS AND CLAIM PARTICIPATION ENDORSEMENT

In consideration of the premium charged, Section III Rights and Claim Participation of the Policy is amended to read in its entirety as follows:

“III. Rights and Claim Participation

The Insurer shall have the same rights, privileges and protections afforded to the insurer(s) of the Underlying Insurance and may, at its sole discretion, elect to participate in the investigation, settlement and/or defense of any claim against the insureds that appears to be reasonably likely to involve this Policy, even if the Underlying Insurance has not been exhausted. The insureds will provide such information and cooperation as is reasonably requested. The insureds shall not do anything that prejudices the Insurer’s position or potential rights of recovery, including, but not limited to, terminating any Underlying Insurance. The failure of any insured to give the insurer cooperation and information as requested shall not impair the rights of any other insured under this Policy.”

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 6
Named Insured: Fidelity Equity and High Income Funds
Policy No.: ELU197863-24

Effective: July 01, 2024
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

AMEND SECTIONS I AND II ENDORSEMENT

In consideration of the premium charged, Sections I and II of the Policy are amended to read in their entirety as follows:

"I. INSURING AGREEMENT

The Insurer will provide coverage excess of the Underlying Insurance stated in ITEM 4 of the Declarations. Coverage hereunder will apply in conformance with the terms, conditions, endorsements and warranties of the Primary Policy stated in ITEM 4 (A) of the Declarations. The coverage hereunder will attach only after all of the Underlying Insurance has been exhausted by the actual payment of Loss (as such term is defined in the Primary Policy) under the Underlying Insurance by the applicable insurers thereunder or by any other source. To the extent that any terms, conditions, and endorsements of the Policy may be inconsistent with any terms, conditions, and endorsements of the Primary Policy, the terms, conditions, and endorsements of this Policy shall govern.

II. DEPLETION OF UNDERLYING LIMITS OF LIABILITY

The coverage hereunder shall attach only after the limits of all Underlying Insurance have been exhausted by payment of Loss (as such term is defined in the Primary Policy). Subject to the terms, conditions, and endorsements of this Policy and the Underlying Insurance, this Policy will continue to apply to Loss (as such term is defined in the Primary Policy) as primary insurance in the event of the exhaustion of all of the limits of liability of such Underlying Insurance as the result of the actual payment of Loss (as such term is defined in the Primary Policy) by the applicable insurer thereunder or by any other source. Any risk of uncollectibility with respect to the Underlying Insurance will be expressly retained by the insureds and will not be assumed by the Insurer."

All other terms, conditions and limitations of this Policy shall remain unchanged.

EXCESS POLICY COVERAGE FORM

THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

In consideration of the payment of the premium and in reliance on all statements made and information furnished to the Insurer identified in the Declarations (the Insurer) and to the issuer(s) of the Underlying Insurance, the Insurer and the insureds agree as follows:

I. INSURING AGREEMENT

The Insurer will provide coverage excess of the Underlying Insurance stated in ITEM 4 of the Declarations. Coverage hereunder will apply in conformance with the terms, conditions, endorsements and warranties of both the Primary Policy stated in ITEM 4 (A) of the Declarations and of any other Underlying Excess Policy stated in ITEM 4 (B) of the Declarations. The coverage hereunder will attach only after all of the Underlying Insurance has been exhausted by the actual payment of covered amounts under the Underlying Insurance by the applicable insurers thereunder or by any other source. To the extent that any terms, conditions, and endorsements of the Policy may be inconsistent with any terms, conditions, and endorsements of the Underlying Insurance, the terms, conditions, and endorsements of this Policy shall govern.

II. DEPLETION OF UNDERLYING LIMITS OF LIABILITY

The coverage hereunder shall attach only after the limits of all Underlying Insurance have been exhausted by payment of covered amounts. Subject to the terms, conditions, and endorsements of this Policy and the Underlying Insurance, this Policy will continue to apply to covered amounts as primary insurance in the event of the exhaustion of all of the limits of liability of such Underlying Insurance as the result of the actual payment of covered amounts by the applicable insurer thereunder or by any other source. Any risk of uncollectibility with respect to the Underlying Insurance will be expressly retained by the insureds and will not be assumed by the Insurer.

III. RIGHTS AND CLAIM PARTICIPATION

The Insurer shall have the same rights, privileges and protections afforded to the insurer(s) of the Underlying Insurance and may, at its sole discretion, elect to participate in the investigation, settlement and/or defense of any claim against the insureds even if the Underlying Insurance has not been exhausted. The insureds will provide such information and cooperation as is reasonably requested. The insureds shall not do anything that prejudices the Insurer's position or potential rights of recovery, including, but not limited to, terminating any Underlying Insurance.

IV. LIMIT OF LIABILITY

The amount stated in ITEM 3 of the Declarations is the limit of liability of the Insurer and shall be the maximum amount payable, including defense expenses, by the Insurer under this Policy. Defense expenses are part of and not in addition to the limit of liability and the payment of such will reduce the limit of liability.

V. NOTICE, ALTERATION, AND TERMINATION

(A) Where the Underlying Insurance permits or requires notice to the Insurer, the insureds shall have the same obligations and rights to notify the Insurer under this Policy. All notices required under the Underlying Insurance policies and this Policy shall be sent to the address set forth in ITEM (5) of the Declarations: Attention Claim Department or by electronic mail to: proclaimnewnotices@xlgroup.com. Notice given to any underlying insurer will not be deemed notice to the Insurer.

(B) No change in or modification of this Policy shall be effective unless made by endorsement. In the event of a change of any kind to any Underlying Insurance that broadens or expands coverage, this Policy will become subject to such change only if and to the extent that the Insurer consents to such change in writing and the insured pays any additional premium that may be required by the Insurer.

(C) This Policy will terminate immediately upon the termination of any of the Underlying Insurance, whether cancelled by the insured or the applicable insurer. Notice of cancellation or non-renewal of any such policies duly given by any of the applicable insurers shall serve as notice of the cancellation or non-renewal of this Policy by the Insurer.

EVEREST EZ™ EXCESS POLICY

EVEREST

THIS IS A CLAIMS MADE POLICY WHICH COVERS ONLY CLAIMS FIRST MADE DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD, IF APPLICABLE. DEFENSE COSTS ARE INCLUDED AND SHALL REDUCE THE LIMIT OF LIABILITY AVAILABLE TO PAY JUDGMENTS OR SETTLEMENTS.

In consideration of the payment of the premium, in reliance on the Application (as defined in the Primary Policy), and subject to the terms, conditions and limitations of this policy, the Insurer and the **Named Insured** agree as follows:

Except as provided herein, this policy shall follow form to the terms and conditions of the Primary Policy. Coverage under this policy shall attach only after the Aggregate Limit of Liability of the Underlying Insurance set forth in **ITEM 4**, has been exhausted by the payment of Loss (as defined in the Primary Policy), by the insurers of the Primary Policy and all policies issued in excess of the Primary Policy which attach below this policy ("Underlying Insurance"), the Named Insured, any excess/DIC insurer, any policy that is tied into any Underlying Insurance, and/or any other source.

In the event of exhaustion of the Aggregate Limit of Liability of the Underlying Insurance, this policy shall continue in force as primary insurance for any subsequent Claim (as defined in the Primary Policy), but shall pay excess of the Primary Policy's retention, if applicable.

This policy shall recognize payment of any sublimit of liability by any Underlying Insurance toward the reduction or exhaustion of such insurance but shall not grant such sub-limited coverage unless added by endorsement to this policy.

No post inception alteration of the Primary Policy shall be recognized unless consented to (such consent not to be unreasonably withheld or delayed) by the Insurer in writing.

NAMED INSURED AND ADDRESS	INSURER
ITEM 1. Fidelity Equity and High Income Funds C/O FMR LLC 88 Black Falcon, First Floor, East Side, Suite 167 Boston, MA 02210 USA	(hereinafter, "Insurer") Everest National Insurance Company 100 Everest Way Warren, NJ 07059
POLICY NUMBER	**PRODUCER**
FL5EX00305-241 **Renewal of:** FL5EX00305-231	Willis Towers Watson Northeast, Inc. 75 Arlington Street Boston, MA 02116

ITEM 2. **POLICY PERIOD: FROM** 07/01/2024 **TO** 07/01/2025
POLICY INCEPTS AND EXPIRES AT 12:01 A.M. LOCAL TIME AT THE ADDRESS OF THE **NAMED INSURED** SHOWN ABOVE.

ITEM 3. **AGGREGATE LIMIT OF LIABILITY:** $7,000,000
(The maximum Aggregate amount the Insurer shall pay under this policy)

ITEM 4. **AGGREGATE LIMIT OF LIABILITY OF THE UNDERLYING INSURANCE** (including Primary Policy): $100,000,000

ITEM 5. **PRIMARY POLICY:**

Insurer	Policy No.	Policy Period	Retention	Limit of Liability
Berkshire Hathaway Specialty Insurance Company	47-EPF-315881-04	07/01/2024 - 07/01/2025	$5,000,000	$10,000,000

ITEM 6. **POLICY PREMIUM: $105,023**

ITEM 7. **FORMS AND ENDORSEMENTS EFFECTIVE AT INCEPTION:** (See attached Endorsement)

ITEM 8. **NOTICE TO THE INSURER:** (Notice to the Insurer shall be given to the Insurer at the address shown above or by Email to: everestnationalnjclaim@everestre.com)

THE INSURER SHALL HAVE THE SAME RIGHTS, PRIVILEGES AND PROTECTIONS AFFORDED THE INSURER OF THE PRIMARY POLICY. THIS FORM, ANY ENDORSEMENT(S) AND THE APPLICATION SHALL CONSTITUTE THE ABOVE NUMBERED POLICY.

SCHEDULE OF FORMS/ENDORSEMENTS

Named Insured	Policy Number	Policy Period	Writing Company	Endorsement Effective Date
Fidelity Equity and High Income Funds	FL5EX00305-241	07/01/2024 - 07/01/2025	Everest National Insurance Company	07/01/2024

Form Name	Form Number	Endorsement No.
Everest EZ Excess Policy	EZE-CWF300A-2 0517	
Schedule of Forms & Endorsements	EIL-CWF002A-1 0319	
ADVISORY NOTICE REGARDING TRADE OR ECONOMIC SANCTIONS	EIL-CWN010A-1 1020	
Cap On Losses From Certified Acts Of Terrorism	EIN-CWF102A-1 0118	1
Tie-In Of Limits Endorsement (Policy)	EZE-CWF017B-1 0117	2
Quota-Share Endorsement	EZE-CWF021A-1 0117	3
In Witness	EIL-CWF001A-1 0319	

ADVISORY NOTICE REGARDING TRADE OR ECONOMIC SANCTIONS

No coverage is provided by this Notice nor can it be construed to replace any provisions of the policy. Please read the policy and review the Declarations page, if applicable, for complete information on the coverages provided.

This Notice provides information concerning possible impact on insurance coverage due to any applicable trade or economic sanctions law or regulation, including but not limited to, trade or economic sanctions laws or regulations of the United Nations, European Union, Switzerland, United Kingdom, Canada or the United States Treasury Department's Office of Foreign Assets Control.

Please read this Notice carefully.

If it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated any applicable trade or economic sanctions laws or regulations, including but not limited to those of the United Nations, European Union, Switzerland, United Kingdom, Canada or the United States Treasury Department's Office of Foreign Assets Control, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to restrictions. When an insurance policy is considered to be such a blocked or frozen contract, no payments or premium refunds may be made without authorization from the applicable regulator. Other limitations on the premiums and payments also apply.

CAP ON LOSSES FROM CERTIFIED ACTS OF TERRORISM

Parent Company: Fidelity Equity and High Income Funds

Endorsement No.: 1

Policy No.: FL5EX00305-241

Effective date of Endorsement: 07/01/2024

Issuing Company: Everest National Insurance Company

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

A. If aggregate insured losses attributable to terrorist acts certified under the federal Terrorism Risk Insurance Act exceed $100 billion in a Calendar Year and the Insurer has met its insurer deductible under the Terrorism Risk Insurance Act, the Insurer shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

Certified Act of Terrorism means an act that is certified by the Secretary of the Treasury, in accordance with the provisions of the federal Terrorism Risk Insurance Act, to be an act of terrorism pursuant to such Act. The criteria contained in the Terrorism Risk Insurance Act for a **Certified Act of Terrorism** include the following:

1. The act resulted in insured losses in excess of $5 million in the aggregate, attributable to all types of insurance subject to the Terrorism Risk Insurance Act; and

2. The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

B. The terms and limitations of any terrorism exclusion, or the inapplicability or omission of a terrorism exclusion, do not serve to create coverage for **Loss** that is otherwise excluded under this policy.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Date of Issue: 07/01/2024

Authorized Representative

Endorsement No. 2

TIE-IN OF LIMITS ENDORSEMENT (POLICY)

Named Insured	Policy Number	Policy Period	Writing Company	Endorsement Effective Date
Fidelity Equity and High Income Funds	FL5EX00305-241	07/01/2024 - 07/01/2025	Everest National Insurance Company	07/01/2024

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following policy:

EVEREST EZ™ EXCESS POLICY

In consideration of the premium paid, it is hereby understood and agreed that:

The maximum aggregate liability of the Insurer under this policy and the policy(ies) listed below ("Other Policy"), combined, shall be $. This endorsement further limits and does not increase the Insurer's maximum liability under this policy or the Other Policy(ies).

Other Policy(ies)

Insurer	Named Insured	Policy Number	Policy Period	Limit of Liability
Everest Reinsurance Company	Fidelity Equity and High Income Funds	FL5FD00012-241	07/01/2024 - 07/01/2024	$7,000,000

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

Endorsement No. 3

QUOTA-SHARE ENDORSEMENT

Named Insured	Policy Number	Policy Period	Writing Company	Endorsement Effective Date
Fidelity Equity and High Income Funds	FL5EX00305-241	07/01/2024 - 07/01/2025	Everest National Insurance Company	07/01/2024

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following policy:

EVEREST EZ™ EXCESS POLICY

In consideration of the premium paid, it is hereby understood and agreed that:

Quota-Share Insurer	Quota-Share Insurer's Percentage Participation	Quota-share Insurer's Limit of Liability	Policy Period
Twin City Fire Insurance Company	20.00%	$10,000,000	07/01/2024 - 07/01/2025
Freedom Specialty Insurance Company	20.00%	$10,000,000	07/01/2024 - 07/01/2025
Tokio Marine HCC	16.00%	$8,000,000	07/01/2024 - 07/01/2025
Everest National Insurance Company	14.00%	$7,000,000	07/01/2024 - 07/01/2025
XL Specialty Insurance Company	10.00%	$5,000,000	07/01/2024 - 07/01/2025
Ironshore Indemnity, Inc.	10.00%	$5,000,000	07/01/2024 - 07/01/2025
Mosaic Syndicate Services Limited	10.00%	$5,000,000	07/01/2024 - 07/01/2025

1. This policy is part of a quota share layer of insurance coverage for the **Named Insureds**, which consists of the participants listed in the Schedule above. The Insurer shall be liable only for its proportionate percentage share of any covered loss, as listed in the Schedule above. In no event shall the Insurer be liable for an amount greater than such percentage share of covered loss, whether or not the other insurer(s) in the quota share layer pay their respective portion of such loss.

2. The Insurer shall separately have all of the rights granted to the Insurer under this policy and/or any Underlying Insurance with respect to any claim, including without limitation the right to consent to any defense costs, settlement or other loss and the right to participate in the investigation, settlement or defense of any covered claim. No other insurer shall exercise any such rights on behalf of the Insurer without the express written consent of the Insurer. In addition, the **Named Insureds** shall give any notice under this policy to the Insurer, and any notice given to any other insurer shall not constitute notice to the Insurer.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

EVEREST

IN WITNESS

IN WITNESS WHEREOF, this policy is signed by officer of the Company shown on the declarations page of this policy.

For: Everest National Insurance Company

President

Secretary

U.S. SPECIALTY INSURANCE COMPANY

THIS IS A CLAIMS MADE EXCESS POLICY WHICH APPLIES ONLY TO CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. THE LIMITS OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS WILL BE REDUCED, AND MAY BE EXHAUSTED, BY THE PAYMENT OF DEFENSE EXPENSES.

DECLARATIONS

EXCESS INDEMNITY POLICY

POLICY NUMBER: 24-MGU-24-A58943 RENEWAL OF: 24-MGU-23-A56850

ITEM 1. **INSURED:** Fidelity Equity and High Income Funds
c/o FMR LLC 88 Black Falcon First Floor, East Side, Suite 167,
Mailzone V7E
Boston, MA 02210

ITEM 2. **POLICY PERIOD**:
(a) Inception Date: 7/1/2024
(b) Expiration Date: 7/1/2025
at 12:01 a.m. at the Principal Address stated in ITEM 1.

ITEM 3. **LIMIT OF LIABILITY (INCLUSIVE OF DEFENSE EXPENSES)**:
$8,000,000 Limit of Liability part of $50,000,000 excess of $100,000,000 Underlying Limits

ITEM 4. **SCHEDULE OF UNDERLYING INSURANCE:**
See Attached Schedule of Underlying Insurance.

ITEM 5. **PREMIUM**: $120,170.00

ITEM 6. **NOTICES REQUIRED TO BE GIVEN TO INSURER MUST BE ADDRESSED TO**:

Street Address:	Facsimile Number:	E-mail Address:
Tokio Marine HCC – D&O Group 8 Forest Park Drive Farmington, CT 06032 Attn: Claims Manager	(860) 676-1737	usclaims@tmhcc.com

ITEM 7. **ENDORSEMENTS ATTACHED AT ISSUANCE**
3116E-MA 994-911 994-917 994-980 994-9022 994-9036 994-9094 80016

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed on the Declarations Page by its President, a Secretary and a duly authorized representative of the Insurer.

Secretary	President	Authorized Representative

U.S. SPECIALTY INSURANCE COMPANY

ENDORSEMENT NUMBER: 1

MASSACHUSETTS AMENDATORY ENDORSEMENT

This Endorsement, effective at 12:01 a.m. on 7/1/2024, forms part of Policy No. 24-MGU-24-A58943, issued to Fidelity Equity and High Income Funds by U.S. Specialty Insurance Company:

In consideration of the premium charged, it is agreed that:

(1) The paragraph at the end of the Policy (beginning "In witness whereof") is amended to read in its entirety as follows:

> In witness whereof the Insurer has caused this Policy to be executed by its authorized officers.

(2) The sentence at the end of the Declarations Page (beginning "IN WITNESS WHEREOF") is amended to read in its entirety as follows:

> IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed on the Declarations Page by its President and a Secretary.

Accordingly, the countersignature line for an Authorized Representative is deleted in its entirety from the Declarations Page.

All other terms, conditions and limitations of this Policy shall remain unchanged.

____

Authorized Representative

ENDORSEMENT NUMBER: 2

TIE-IN OF LIMITS ENDORSEMENT (AGGREGATE)

To be attached to and made a part of Policy No. 24-MGU-24-A58943, issued to Fidelity Equity and High Income Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that:

(1) For purposes of this endorsement, the term "Other Policy" means Policy Number 24-MGU-24-A58955 issued by the Insurer (or an affiliate of the Insurer).

(2) Notwithstanding anything to the contrary in this Policy or the Other Policy, the Insurer's combined maximum aggregate limit of liability under this Policy and the Other Policy shall be $8,000,000 part of $50,000,000. Accordingly, the Insurer's limit of liability under this Policy shall be reduced, and may be exhausted, by actual payments made by the Insurer under the Other Policy, and the Insurer's limit of liability under the Other Policy shall be reduced, and may be exhausted, by actual payments made by the Insurer under this Policy.

(3) Nothing in this endorsement is intended, nor shall it be construed, to increase the limit of liability under this Policy (which shall remain the amount set forth in ITEM 3 of the Declarations) or the limit of liability under the Other Policy.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:________________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 3

SCHEDULE OF UNDERLYING INSURANCE

To be attached to and made a part of Policy No. 24-MGU-24-A58943, issued to Fidelity Equity and High Income Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged it is hereby agreed and understood that the Schedule of Underlying Insurance on the Declarations page is amended to read as follows:

	Insurer	Policy Number	Limits
Primary	Berkshire Hathaway Specialty Insurance Company	47-EPF-315881-04	$10,000,000
1st Excess	ACE American Insurance Company	G23656280 017	$10,000,000
2nd Excess	National Union Fire Insurance Company of Pittsburgh, Pa.	01-307-65-49	$10,000,000
3rd Excess	ICI Mutual Insurance Company	87153124D	$10,000,000
4th Excess	Allied World Assurance Company, AG	C014841/014	$10,000,000
5th Excess	QBE Insurance Corporation	130005115	$10,000,000
6th Excess	Travelers Casualty and Surety Company of America	106547114	$10,000,000
7th Excess	Continental Casualty Company	287273571	$10,000,000
8th Excess	Starr Indemnity & Liability Company	1000059076241	$10,000,000
9th Excess	AXIS Insurance Company	P-001-000158031-05	$5,000,000
10th Excess	Zurich American Insurance Company	EOC-0905341-01	$5,000,000

Schedule of Quota Share Participants
Aggregate Limit for all quota share participants: $50,000,000

	Insurer	Policy Limits	Policy Number
Participant	Everest National Insurance Company	$ 7,000,000	FL5EX00305-241
Participant	XL Specialty Insurance Company	$ 5,000,000	ELU197863-24
Participant	Freedom Specialty Insurance Company	$10,000,000	XMF2400059
Participant	Lloyd's of London	$ 5,000,000	13015P24
Participant	Twin City Fire Insurance Company	$10,000,000	08 DA 0252127 24
Participant	Ironshore Indemnity Inc.	$ 5,000,000	IA7NAB0949005

All other terms, conditions and limitations of this Policy will remain unchanged, including but not limited to the maximum aggregate **Limit of Liability** set forth in ITEM 3. of the Declarations.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By: ________________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 4

AMEND SETTLEMENT PROVISION

To be attached to and made a part of Policy No. 24-MGU-24-A58943, issued to Fidelity Equity and High Income Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that Section V. is amended to read in its entirety as follows:

V. SETTLEMENT

The **Insureds** shall not admit liability for or settle any claim for any amount that would involve the coverage afforded by this Policy without the Insurer's prior written consent, which will not be unreasonably withheld.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By: ________________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 5

AMEND INSURING AGREEMENT

To be attached to and made a part of Policy No. 24-MGU-24-A58943, issued to Fidelity Equity and High Income Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that Section I of this Policy is deleted and replaced with the following:

I. INSURING AGREEMENT

The Insurer shall provide the **Insureds** with insurance excess of the **Underlying Insurance** scheduled in ITEM 4 of the Declarations. Except as specifically set forth in the terms, conditions or endorsements of this Policy, coverage hereunder shall apply in conformance with the terms, conditions, limitations and endorsements of the **Primary Policy**, subject to any more restrictive provisions of the other **Underlying Insurance**, except that coverage hereunder shall attach only after all **Underlying Insurance** has been exhausted by actual payment of claims or losses thereunder.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:______________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 6

DELETE SECTION II.B (CANCELLATION OF UNDERLYING INSURANCE) AND AMEND SECTION IX (POLICY TERMINATION)

To be attached to and made a part of Policy No. 24-MGU-24-A58943, issued to Fidelity Equity and High Income Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that:

(1) Section II.B of the Policy is deleted in its entirety. However, nothing in this endorsement is intended, nor shall it be construed, to relieve the **Insured** of its obligation under Section VIII.B to give the Insurer written notice as soon as practicable of any cancellation of **Underlying Insurance**. Moreover, in the event a policy of **Underlying Insurance** is cancelled, the Insurer shall not be liable under this Policy earlier or to any greater extent than it would have been had the policy of **Underlying Insurance** not been cancelled.

(2) The second sentence of Section II.A (Maintenance of Underlying Insurance) is deleted and replaced with the following:

The Insurer shall not be liable under this Policy earlier or to any greater extent than it would have been if the **Insureds** had complied with this condition.

(3) The following paragraph is added to Section IX:

This Policy is non-cancelable by the Insurer except for non-payment of premium. The Insurer may cancel this Policy for non-payment of premium by sending not less than 10 days notice of such cancellation to the entity named in ITEM 1 of the Declarations at such entity's last known address.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:______________________________

Attorney-in-Fact

ENDORSEMENT NUMBER: 7

TREATMENT OF PAYMENTS AS REDUCING OR EXHAUSTING UNDERLYING LIMIT

To be attached to and made a part of Policy No. 24-MGU-24-A58943, issued to Fidelity Equity and High Income Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that:

(1) For purposes of this endorsement:

(a) **A-Side Carrier** means the issuer of any excess "Side A"/"Difference in Conditions" policy written specifically excess of this Policy.

(b) **Loss** shall have the meaning ascribed to such term in the **Primary Policy**.

(2) Notwithstanding anything in the Policy to the contrary:

(a) If an issuer of a policy of **Underlying Insurance** becomes financially insolvent or bankrupt and, solely as a result of such financial insolvency or bankruptcy, fails to pay **Loss** under such policy of **Underlying Insurance**, and if the **Insureds**, an **A-Side Carrier** or any other entity actually makes payment for part or all of such **Loss**, then the Insurer will treat such payment as if it had been made by such issuer for purposes of determining reduction or exhaustion (as the case may be) of the limit of liability of such policy of **Underlying Insurance**.

(b) If an issuer of a policy of **Underlying Insurance** fails to pay **Loss** under such policy of **Underlying Insurance** for any reason other than such issuer's financial insolvency or bankruptcy, and if the **Insureds**, an **A-Side Carrier** or any other entity actually makes payment for part or all of such **Loss**, then the Insurer will treat such payment as if it had been made by such issuer for purposes of determining reduction or exhaustion (as the case may be) of the limit of liability of such policy of **Underlying Insurance**, but only if the **Insureds**:

(i) promptly notify the Insurer that the **Insureds**, an **A-Side Carrier** or any other entity intends to make such payment; and

(ii) advise the Insurer of the total amount of **Loss** that such issuer has paid or has agreed to pay (if any) under such policy of **Underlying Insurance**.

(3) In no event shall any failure to pay on the part of an issuer of **Underlying Insurance** cause the Insurer to be liable under this Policy earlier or to any greater extent than the Insurer would have been if such issuer had paid its policy's full limit of liability. Except as expressly provided in paragraph (2) above, nothing in this endorsement shall be deemed to waive any term, condition or limitation of this Policy or any policy of **Underlying Insurance**.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective Date of this endorsement:

By:________________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 8

POLICYHOLDER DISCLOSURE – TERRORISM PREMIUM NOTICE

To be attached to and made a part of Policy No. 24-MGU-24-A58943, issued to Fidelity Equity and High Income Funds by U.S. Specialty Insurance Company.

Your Policy contains coverage for certain losses caused by terrorism. We are required to notify you of the portion of the premium, if any, attributable to the coverage for terrorist acts certified under the Terrorism Risk Insurance Act, as amended in 2019 (hereinafter "TRIA"). TRIA also requires us to provide disclosure of federal participation in payment of terrorism losses resulting from an "act of terrorism" as defined by Section 102(1) of TRIA.

Section 102(1) of TRIA defines the term "act of terrorism" as any act that is certified by the Secretary of the Treasury of the United States – in concurrence with the Secretary of Homeland Security and the Attorney General of the United States – to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

Please be advised that the actual coverage provided by your Policy for acts of terrorism, as is true for all coverages, is limited by the terms, conditions, exclusions, limits and other provisions of your Policy, any endorsements to the Policy and generally applicable rules of law.

YOU SHOULD KNOW THAT, WHERE COVERAGE IS PROVIDED BY THIS POLICY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM, SUCH LOSSES MAY BE PARTIALLY REIMBURSED BY THE UNITED STATES GOVERNMENT UNDER A FORMULA ESTABLISHED BY FEDERAL LAW. UNDER THIS FORMULA, THE UNITED STATES GOVERNMENT generally reimburses 80% beginning on January 1, 2020 of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers' liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The amount of your premium that is attributable to coverage for terrorist acts certified under TRIA is $0.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:________________________________

Attorney-in-Fact

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site - http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

U.S. SPECIALTY INSURANCE COMPANY

Excess Indemnity Policy

TOKIO MARINE
HCC

D&O Group
8 Forest Park Drive, Farmington, Connecticut 06032
main 860 674 1900 facsimile 860 676 1737

U.S. SPECIALTY INSURANCE COMPANY

EXCESS INDEMNITY POLICY

This is a claims made policy. Please read it carefully.

In consideration of the payment of the premium, and in reliance upon all statements made and information furnished to the Insurer and to the issuers of the **Underlying Insurance** and subject to the Declarations and the limitations, conditions, provisions, any endorsements to and all other terms of this Policy, the Insurer and the **Insureds** agree as follows:

I. INSURING AGREEMENT

The Insurer shall provide the **Insureds** with insurance excess of the **Underlying Insurance** scheduled in ITEM 4 of the Declarations. Except as specifically set forth in the terms, conditions or endorsements of this Policy, coverage hereunder shall apply in conformance with the terms, conditions, limitations and endorsements of the policy immediately underlying this Policy, except that coverage hereunder shall attach only after all **Underlying Insurance** has been exhausted by actual payment of claims or losses thereunder.

II. PRIMARY AND UNDERLYING INSURANCE

A. Maintenance of **Underlying Insurance**

All of the **Underlying Insurance** scheduled in ITEM 4 of the Declarations shall be maintained during the **Policy Period** in full effect except for any reduction of the limits of liability available under the **Underlying Insurance** solely by reason of actual payment of claims or losses thereunder. Subject at all times to Section II.B of this Policy, the Insurer shall not be liable under this policy earlier or to any greater extent than it would have been if the **Insureds** had complied with this condition.

B. Cancellation of **Underlying Insurance**

This Policy shall terminate immediately upon the cancellation of any one or more of the policies scheduled in ITEM 4 of the Declarations, whether cancelled by the **Insureds** or the applicable insurer. Notice of cancellation or non-renewal of any such policies duly given by any of the applicable insurers shall serve as notice of the cancellation or non-renewal of this Policy by the Insurer.

C. Amendment of **Underlying Insurance**

No amendment to any **Underlying Insurance** during the **Policy Period** shall be effective in extending the coverage or limits of liability afforded by this Policy unless the Insurer so agrees in writing.

III. DEFINITIONS

A. **Insured** means any person or organization insured under the policy immediately underlying this Policy.

B. **Policy Period** means the period from the inception date to the expiration date set forth in ITEM 2 of the Declarations, or to any earlier cancellation date.

C. **Primary Policy** means the policy scheduled as such in ITEM 4 of the Declarations.

D. **Underlying Insurance** means all policies scheduled in ITEM 4 of the Declarations and any policies replacing them.

IV. LIMITS OF LIABILITY

A. The amount or amounts stated in ITEM 3 of the Declarations are the limits of the Insurer's liability and shall be the maximum amount(s) payable by the Insurer under this Policy. The limits of liability available under this Policy to pay damages or settlements shall be reduced, and may be exhausted, by the payment of defense expenses.

B. In the event of the reduction of the limits of liability of the **Underlying Insurance** solely as the result of actual payment of claims or losses thereunder by the applicable insurers, this Policy shall, subject to the Insurer's limits of liability and to the other terms, conditions and endorsements of this Policy, continue to apply to claims or losses as excess insurance over the amount of insurance remaining under such **Underlying Insurance**.

C. In the event of the exhaustion of all of the limits of liability of such **Underlying Insurance** solely as the result of actual payment of claims or losses thereunder, the remaining limits available under this Policy shall, subject to the Insurer's limits of liability and to the other terms, conditions and endorsements of this Policy, continue for subsequent claims or losses as primary insurance. Under such circumstances, any retention or deductible specified in the **Primary Policy** shall also apply to this Policy.

V. SETTLEMENT

The **Insureds** shall not admit liability for or settle any claim for any amount that would involve the coverage afforded by this Policy without the Insurer's prior written consent.

VI. CLAIM PARTICIPATION

The Insurer may, at its sole discretion, elect to participate in the investigation, settlement and/or defense of any claim against the **Insureds** even if the **Underlying Insurance** has not been exhausted.

VII. SUBROGATION AND RECOVERIES

A. In the event of any payment under this Policy, the Insurer shall be subrogated to all the **Insureds'** rights of recovery against any person or organization, and the **Insureds** shall execute and deliver all instruments and papers and do whatever else is necessary to secure such rights.

B. Any amount recovered after payment under this Policy shall be apportioned in the inverse order of payment to the extent of actual payment. The expenses of all such recovery proceedings shall be apportioned in the same ratio as the recoveries.

VIII. NOTICES

A. If the **Insureds** give any notice of any matter under the **Underlying Insurance**, the **Insureds** must also give the Insurer written notice of such matter in the same manner as required by the terms and conditions of the **Primary Policy**, except that such written notice must be sent to the Insurer at the address set forth in ITEM 6 of the Declarations.

B. The **Insureds** shall give the Insurer notice in writing as soon as practicable of:

1. the cancellation of any **Underlying Insurance**, or

2. any additional or return premiums charged or allowed in connection with any **Underlying Insurance**.

IX. POLICY TERMINATION

A. This Policy may be canceled by the **Insureds** at any time either by surrender of this Policy or by written notice stating when thereafter such cancellation is to be effective. The mailing of such notice as aforesaid shall be sufficient proof of notice and this policy shall terminate at the date and hour specified in such notice.

B. The Insurer shall refund the unearned premium computed at the customary short rate if the Policy is canceled by the **Insureds**.

X. CONFORMITY TO STATUTE

Any terms of this Policy which are in conflict with the terms of any applicable laws construing this Policy are hereby amended to conform to such laws.

XI. AUTHORIZATION AND NOTICES

The person or entity named in ITEM 1 of the Declarations shall be the sole agent, and shall act on behalf, of the **Insureds** with respect to all matters under this Policy, including but not limited to giving and receiving notices and other communication, effecting or accepting any endorsements to or notice of cancellation of this Policy, paying premium and receiving any return premiums.

XII. NO ALTERATIONS WITHOUT ENDORSEMENT

No change in or modification of this Policy shall be effective unless made by endorsement signed by an authorized employee of the Insurer or any of its agents relating to this Policy.

In witness whereof the Insurer has caused this Policy to be executed by its authorized officers, but this Policy will not be valid unless countersigned on the Declarations Page by a duly authorized representative of the Insurer.

Secretary President

THE HARTFORD PREMIER EXCESS℠
DECLARATIONS

TWIN CITY FIRE INSURANCE CO.
ONE COLLEGE PARK, INDIANAPOLIS, IN 46268-0930
This policy is issued by the stock insurance company listed above, herein called the **Insurer**.

NOTICE: THIS IS A CLAIMS MADE POLICY. EXCEPT AS MAY BE OTHERWISE PROVIDED HEREIN, THE COVERAGE OF THIS POLICY IS LIMITED TO LIABILITY FOR ACTS COVERED BY UNDERLYING INSURANCE (ITEM 9.) FOR WHICH CLAIMS ARE FIRST MADE AGAINST THE INSURED(S) WHILE THE POLICY IS IN FORCE. ANY DEFENSE COSTS AND OTHER CLAIM EXPENSE COVERED UNDER THE POLICY IS PART OF AND NOT IN ADDITION TO THE LIMIT OF LIABILITY. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

Item 1: Name of Insured and Address: FIDELITY EQUITY AND HIGH INCOME FUNDS C/O FMR LLC 88 BLACK FALCON, FIRST FL., E. SIDE, STE 167 MAILZONE V7E BOSTON, MA 02210	Producer Code, Name & Address: 80347 WILLIS TOWERS WATSON NORTHEAST 75 ARLINGTON STREET FLOOR 2 BOSTON, MA 02116

Item 2: Policy Period: From 12:01 a.m. on 7/01/24 to 12:01 a.m. on 7/01/25 (local time at the address shown in **Item 1.**)

Item 3: Limit of Liability: $ 10,000,000 in the aggregate each Policy Period.

Item 4: Premium: $150,209.00

Item 5: Followed Policy:
Company: BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY
Policy Number: 47-EPF-315881-04

Item 6: Address for Claims-Related Notices: The Hartford Hartford Financial Lines One Hartford Plaza Hartford, CT 06115 **HFPClaims@thehartford.com** Fax: (917) 464-6000	**Item 7.** Address for all other Notices: The Hartford Hartford Financial Lines One Hartford Plaza Hartford, CT 06115 **HFPExpress@thehartford.com** Fax: (866) 586-4550

Item 8: Pending & Prior Litigation Date: 08/01/2008

Item 9: Underlying Insurance:

Company	Policy Number	Limit/Attachment
BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY	47-EPF-315881-04	$10,000,000
ACE AMERICAN INSURANCE COMPANY	DOX G23656280 017	$10,000,000 Excess of $10,000,000
NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA	01-307-65-49	$10,000,000 Excess of $20,000,000
ICI MUTUAL INSURANCE COMPANY	87153124D	$10,000,000 Excess of $30,000,000
Allied World Assurance Company, AG	C014841/014	$10,000,000 Excess of $40,000,000
QBE INSURANCE CORPORATION	130005115	$10,000,000 Excess of $50,000,000
TRAVELERS CASUALTY AND SURETY COMPANY OF AMERICA	106547114	$10,000,000 Excess of $60,000,000
CONTINENTAL CASUALTY COMPANY	287273571	$10,000,000 Excess of $70,000,000
STARR INDEMNITY & LIABILITY COMPANY	100059076241	$10,000,000 Excess of $80,000,000
AXIS INSURANCE COMPANY	P-001-000158031-05	$5,000,000 Excess of $90,000,000
ZURICH INSURANCE COMPANY	EOC 0905341-01	$5,000,000 Excess of $95,000,000

Date 01/22/25

GU207
(6-78)

ENDORSEMENT

This endorsement, effective on 7/01/24 at 12:01 A.M standard time, forms a part of

Policy No. 08 DA 0252127-24 of the TWIN CITY FIRE INSURANCE CO.

Issued to FIDELITY EQUITY AND HIGH INCOME FUNDS

Ross Fisher, President

SCHEDULE

	UX00H00300	08/15	THE HARTFORD PREMIER EXCESS POLICY
	RN00N02600	05/93	IN WITNESS PAGE
1	HG00H00901	07/08	AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT
2	HG00H06802	01/15	CAP ON LOSSES FROM CERTIFIED ACTS OF TERRORISM
3	UX00H01100	08/15	ABSOLUTE TIE-IN ENDORSEMENT
4	UX00H03400	08/15	QUOTA SHARE PARTICIPATION ENDORSEMENT
	HG00H00105	01/15	CONFIRMATION OF ACCEPTANCE OF CERTIFIED ACTS OF TERRORISM
	HG00H12900	10/16	U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")
	HR00H09300	02/07	PRODUCER COMPENSATION NOTICE

THE HARTFORD PREMIER EXCESS POLICY

I. INSURING AGREEMENT

This policy provides coverage in accordance with the terms, conditions, and limitations contained in the **Followed Policy**, except as otherwise provided herein.

II. LIMIT OF LIABILITY

Liability for Loss shall attach to the **Insurer** only after the **Underlying Limits** shall have been exhausted by payment of Loss, by or on behalf of the insurer(s) of the **Underlying Insurance** or by or on behalf of the Insured(s) by any source. The **Insurer** shall then be liable to pay Loss in excess of the **Underlying Limits** up to the **Limit of Liability** set forth in Item 3. of the Declarations. If the **Underlying Limits** are exhausted, this policy continues as primary insurance, subject to any applicable retention.

III. GENERAL CONDITIONS

(A) This policy is issued in reliance upon the representations, materials and information contained in the Application for the **Followed Policy** and is subject to the terms, conditions, and limitations contained in the **Followed Policy** (except as regards the premium, the limit of liability, including any sub-limits, the policy period and as otherwise provided herein).

(B) This policy follows the terms, conditions, and limitations of any Pending & Prior Litigation Exclusion (or similar exclusion) in the **Followed Policy**, except that the **Pending & Prior Litigation Date** set forth in Item 8. of the Declarations applies.

(C) The risk of uncollectibility of any **Underlying Insurance** (in whole or in part), for any reason, is expressly retained by the Insured(s).

(D) This policy does not provide coverage above any sub-limit of liability available under the **Underlying Insurance**. However, payments made under such coverage will be recognized for the purposes of reducing or exhausting the **Underlying Insurance**.

(E) All notices shall be given to the **Insurer** at the applicable address set forth in either Item 6. or Item 7. of the Declarations and in accordance with all appropriate notice provisions of the **Followed Policy**.

(F) Any modification to this policy or to the **Underlying Insurance**, or any assignment of interest under this policy, must be agreed to in writing by the **Insurer** in order for this policy to become subject to such modification or for such assignment to become effective. In no event shall any such modification or assignment affect this policy's excess position or attachment point.

(G) If the Insured(s) elect and are granted an extended reporting period under the **Followed Policy**, then the Insured(s) may elect an extended reporting period under this policy upon satisfaction of the conditions set forth in the **Followed Policy**.

IV. DEFINITIONS

(A) **Followed Policy**, **Underlying Insurance**, **Insurer**, **Premium**, **Policy Period**, **Pending & Prior Litigation Date** and **Limit of Liability** are defined as set forth in the Declarations.

(B) **Underlying Limits** means an amount equal to the aggregate of all limits of liability set forth in Item 9. of the Declarations for all **Underlying Insurance**, plus any applicable uninsured retention.

(C) All other capitalized terms are defined as set forth in the **Followed Policy**.

IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.

TWIN CITY FIRE INSURANCE COMPANY

HOME OFFICE - INDIANAPOLIS, INDIANA
ADMINISTRATIVE OFFICES - HARTFORD, CONNECTICUT
(A STOCK INSURANCE COMPANY MEMBER OF THE HARTFORD)

Kevin Barnett, Secretary

Ross Fisher, President

ENDORSEMENT NO: 1

This endorsement, effective 12:01 am, 7/01/24 **forms part of policy number** 08 DA 0252127-24

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT

I. Notice of Claim or Wrongful Act

A. A notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPClaims@thehartford.com
Fax: (917) 464-6000

B. Where it is stated in the policy or declarations page that a notice of any **Claim** or **Wrongful Act** shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115, it shall be deleted and replaced with the following:

Notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPClaims@thehartford.com
Fax: (917) 464-6000

II. All Other Notices

A. All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPExpress@thehartford.com
Fax: (866) 586-4550

B. With the exception of notice of a **Claim** or **Wrongful Act**, where it is stated in the policy or declarations page that a notice shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115 shall be deleted and replaced with the following:

All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPExpress@thehartford.com
Fax: (866) 586-4550

All other terms and conditions remain unchanged.

Ross Fisher, President

ENDORSEMENT NO:2

This endorsement, effective 12:01 am, 7/01/24 **forms part of policy number** 08 DA 0252127-24

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

CAP ON LOSSES FROM CERTIFIED ACTS OF TERRORISM

This endorsement modifies insurance provided under all lines of insurance in this policy subject to the Terrorism Risk Insurance Act.

A. Disclosure Of Federal Participation In Payment Of Terrorism Losses

The United States Department of the Treasury will reimburse insurers for 85% of that portion of insured losses attributable to “certified acts of terrorism” that exceed the applicable insurer deductible. Effective January 1, 2016, this percentage will be reduced to 84%, effective January 1, 2017 to 83%, effective January 1, 2018 to 82% effective January 1, 2019 to 81%, and effective January 1, 2020 to 80%. However, if aggregate insured losses under the Terrorism Risk Insurance Act, as amended (TRIA), exceed $100 billion in a Calendar Year, the Treasury shall not make any payment for any portion of such losses that exceeds $100 billion. The United States government has not charged any premium for their participation in covering terrorism losses.

B. Cap On Certified Terrorism Losses

A “certified act of terrorism” means an act that is certified by the Secretary of the Treasury in accordance with the provisions of TRIA to be an act of terrorism under TRIA. The criteria contained in TRIA, for a "certified act of terrorism" include the following:

1. The act results in insured losses in excess of $5 million in the aggregate, attributable to all types of insurance subject to TRIA; and

2. The act results in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of an United States mission; and

3. The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

If aggregate insured losses attributable to “certified acts of terrorism” under TRIA, exceeds $100 billion in a Program Year (January 1 through December 31) and we have met, or will meet, our insurer deductible under TRIA, we shall not be liable for the payment of any portion of such losses that exceeds $100 billion. In such case, your coverage for terrorism losses may be reduced on a pro rata basis in accordance with procedures established by the Treasury,, based on its estimates of aggregate industry losses and our estimate that we will exceed our insurer deductible. In accordance with the Treasury’s procedures, amounts paid for losses may be subject to further adjustments based on differences between actual losses and estimates.

C. Application Of Other Exclusions

The terms and limitations of any terrorism exclusion, or the inapplicability or omissions of a terrorism exclusion, or inclusion of coverage for terrorism, do not serve to create coverage for any loss which would otherwise be excluded under this Coverage Part or Policy, such as losses excluded by any Nuclear Liability Exclusion, Pollution Exclusion, or War Exclusion.

All other terms and conditions remain unchanged.

ENDORSEMENT NO:3

This endorsement, effective 12:01 am, 7/01/24 **forms part**
of policy number 08 DA 0252127-24

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ABSOLUTE TIE-IN ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD PREMIER EXCESS POLICY

Notwithstanding the amount specified in **Item 3**. **Limit of Liability** of the Declarations, it is agreed that the maximum combined **Limit of Liability** for this policy DA 0252127-24 and policy No. FI 0252161-24 shall be $10,000,000.

All other terms and conditions remain unchanged.

Ross Fisher, President

ENDORSEMENT NO:4

This endorsement, effective 12:01 am, 7/01/24 **forms part of policy number** 08 DA 0252127-24

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

QUOTA SHARE PARTICIPATION ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD PREMIER EXCESS POLICY

I. This policy is part of a quota share participation arrangement between the **Participating Insurance Company(ies)** (as defined below) and the Insured (the "**Program**") which provides a $50,000,000 aggregate limit of liability excess of the **Underlying Insurance** and consists of the following:

Participating Insurance Company	Participating Insurance Policy No.	Participating Insurance Company's Limit of Liability	Participating Insurance Company's Percentage
London/Lloyds Syndicates	B080113015P24	$5,000,000	10%
Freedom Specialty Insurance Company	XMF2400059	$10,000,000	20%
Twin City Fire Insurance Co.	08 DA 0252127-24	$10,000,000	20%
U.S. Specialty Insurance Company	24-MGU-24-A58943	$8,000,000	16%
Everest National Insurance Co.	FL5EX00305-241	$7,000,000	14%
Ironshore Indemnity Inc.	IA7NAB0949005	$5,000,000	10%
XL Specialty Insurance Company	ELU197863-24	$5,000,000	10%

II. Each **Participating Insurance Company** shall be liable only for its own percentage of each covered Loss, subject to its own limit of liability.

III. Each **Participating Insurance Company** shall:

A. receive notice of any Claim submitted for coverage under the **Program**;

B. make its own determination of whether Loss is covered under the **Program**; and

C. elect whether to participate in the investigation, settlement or defense of any Claim.

IV. The liability of each **Participating Insurance Company** shall be several and not joint. The failure, refusal or inability of any **Participating Insurance Company** to pay covered Loss, including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other **Participating Insurance Company**.

All other terms and conditions remain unchanged.

Ross Fisher, President

Named Insured: FIDELITY EQUITY AND HIGH INCOME FUNDS

Policy Number: 08 DA 0252127-24

Effective Date: 7/01/24

Insurer: TWIN CITY FIRE INSURANCE CO.

TERRORISM RISK INSURANCE ACT

CONFIRMATION OF ACCEPTANCE OF CERTIFIED ACTS OF TERRORISM

We previously notified you that in accordance with the federal Terrorism Risk Insurance Act, as amended (TRIA), we must make “certified acts of terrorism” coverage available in the policies we offer.

A “certified act of terrorism” means an act that is certified by the Secretary of the Treasury in accordance with the provisions of TRIA to be an act of terrorism under TRIA. The criteria contained in TRIA for “certified act of terrorism” include the following:

1. The act results in insured losses in excess of $5 million in the aggregate, attributable to all types of insurance subject to TRIA; and
2. The act results in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of an United States mission; and
3. The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals acting as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

The United States Department of the Treasury will reimburse insurers for 85% of that portion of insured losses attributable to certified acts of terrorism that exceeds the applicable insurer deductible. However, if aggregate insured losses under TRIA exceed $100 billion in a Calendar Year, the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion. Effective January 1, 2016, this percentage will be reduced to 84%, effective January 1, 2017 to 83%, effective January 1, 2018 to 82%, effective January 1, 2019 to 81%, and effective January 1, 2020 to 80%.

The United States government has not charged any premium for their participation in covering terrorism losses.

If aggregate insured losses attributable to terrorist acts certified under TRIA exceed $100 billion in a Calendar Year and we have met, or will meet, our insurer deductible under TRIA, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion. In such case, your coverage for terrorism losses may be reduced on a pro rata basis in accordance with procedures established by the Treasury, based on its estimates of aggregate industry losses and our estimate that we will exceed our insurer deductible. In accordance with the Treasury’s procedures, amounts paid for losses may be subject to further adjustments based on differences between actual losses and estimates.

At that time we advised you that you will not be required to pay a premium for “certified acts of terrorism” coverage at this time. As a result of our notification, you have accepted “certified acts of terrorism” coverage. If, upon renewal of your policy, a premium is going to be charged for “certified acts of terrorism” coverage, we will provide you with notification of what that premium will be.

U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the United States. **Please read this Notice carefully**.

The Office of Foreign Assets Control ("OFAC") of the U.S. Department of the Treasury administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign countries and regimes, terrorists, international narcotics traffickers, those engaged in activities related to the proliferation of weapons of mass destruction, and other threats to the national security, foreign policy or economy of the United States. OFAC acts under Presidential national emergency powers, as well as authority granted by specific legislation, to impose controls on transactions and freeze assets under U.S. jurisdiction. OFAC publishes a list of individuals and companies owned or controlled by, or acting for or on behalf of, targeted countries. It also lists individuals, groups, and entities, such as terrorists and narcotics traffickers designated under programs that are not country-specific. Collectively, such individuals and companies are called "Specially Designated Nationals and Blocked Persons" or "SDNs". Their assets are blocked and U.S. persons are generally prohibited from dealing with them. This list can be located on OFAC's web site at — http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is an SDN, as identified by OFAC, the policy is a blocked contract and all dealings with it must involve OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC.

Producer Compensation Notice

You can review and obtain information on The Hartford's producer compensation practices at www.thehartford.com or at 1-800-592-5717.

Home Office:
One West Nationwide Blvd.
Columbus, OH 43215
Administrative Office:
18700 North Hayden Road
Scottsdale, AZ 85255

January 9, 2025

Mary Coughlin
Willis
Willis Towers Watson Northeast, Inc.
75 Arlington Street
Floor 10, MA 02116

RE: Fidelity Equity & High Income Funds
Policy Number: XMF2400059
Liability Limit: $10,000,000 Part of $50,000,000 Excess of $100,000,000

Dear Mary,

Nationwide is pleased to provide you with the enclosed Fidelity Equity & High Income Funds Policy, with effective dates 07/01/2024 to 07/01/2025, issued by Freedom Specialty Insurance Company ("the Company”) to the above captioned insured.

The Company fully reserves its rights to amend the Policy in the event that any inconsistencies exist between the binders related to the policies and the policies when issued. In addition, by issuing the Policy, the Company does not waive any rights or defenses it may have in connection with the Policy, nor is it stopped from asserting all or any defenses that may be available to it with regard to the Policy.

If you have any questions or concerns, please do not hesitate to contact me.

Sincerely,

Nicole Young

Enclosures

Nationwide®

Underwritten by: Freedom Specialty Insurance Company
Home Office: One Nationwide Plaza · Columbus, Ohio 43215
Administrative Office: 18700 North Hayden Road · Scottsdale, Arizona 85255
1-800-423-7675 · A Stock Company

In Witness Whereof, the Company has caused this policy to be executed and attested.

Secretary　　　　　　　　President

The information contained herein replaces any similar information contained elsewhere in the policy.

EXCESS INSURANCE POLICY

DEPENDING UPON THE TERMS OF THE FOLLOWED POLICY, THIS POLICY MAY APPLY ONLY TO CLAIMS FIRST MADE DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD, IF APPLICABLE, AND THE LIMIT OF LIABILITY MAY BE REDUCED BY PAYMENT OF DEFENSE COSTS. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

DECLARATIONS

Item 1. **Named Insured &** Mailing Address:
FIDELITY EQUITY & HIGH INCOME FUNDS
C/O FMR LLC
88 BLACK FALCON AVENUE , FIRST FLOOR, EAST SIDE, SUITE 167, MAILZONE V7E
BOSTON, MA 02110

Policy No.: XMF2400059
Agent No.: 20408
Renewal No.: XMF2300059

Item 2. Aggregate Limit of Liability (maximum amount payable by the **Insurer** under this Policy): $10,000,000 Part of $50,000,000

Item 3. **Policy Period:**
07/01/2024 to 07/01/2025 12:01 A.M. local time at **Named Insured's** Mailing Address

Item 4. Schedule of **Underlying Policies:**
"Followed Policy" means the policy or coverage section identified below in the Schedule of **Underlying Policies,** as constituted at its inception (unless the **Insurer** consents to any change thereto by written endorsement to this Policy).

Followed Policy	Underlying Insurer	Underlying Policy	Limit of Liability	Policy Period
☒	**BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY**	47-EPF-315881-04	$10,000,000	07/01/2024 - 07/01/2025

DEDUCTIBLE/RETENTION:
$5,000,000

SEE FORM UTF-358 12-07 FOR COMPLETE SCHEDULE OF UNDERLYING POLICIES

"Underlying Limits" means the following amount: $100,000,000

"Underlying Policies" means all policies or coverage sections of policies identified in the above Schedule of **Underlying Policies,** as constituted at their inception (unless the **Insurer** consents to any change thereto by written endorsement to this Policy). **"Underlying Insurer"** means any insurer identified in the above Schedule of **Underlying Policies** as issuing an **Underlying Policy.**

Item 5. **Premium:** $150,209 **Terrorism Premium:** $0 **Total Premium:** $150,209

Item 6. Pending and Prior Litigation Date (in accordance with **Followed Policy,** but date may differ): As Expiring
Continuity Date (in accordance with **Followed Policy,** but date may differ):

Item 7. Endorsements Effective at Inception:

SEE SCHEDULE OF FORMS AND ENDORSEMENTS

Item 8. Notice of Claims to:	Other Notices to:
Freedom Specialty Insurance Company Claim Department PO Box 182452 Columbus, Ohio 43218-2452 mlsreportaloss@nationwide.com	Freedom Specialty Insurance Company Claim Department PO Box 182452 Columbus, Ohio 43218-2452 mlsreportaloss@nationwide.com

These Declarations, together with the application (as defined in the **Followed Policy**) and any information submitted therewith, the Policy, and any written endorsement(s) attached thereto, shall constitute the contract between the **Insureds** and the **Insurer.**

FREEDOM SPECIALTY
INSURANCE COMPANY®

SCHEDULE OF FORMS AND ENDORSEMENTS

Policy No. XMF2400059 Effective Date 07/01/2024

12:01 A.M. Standard Time

Named Insured Fidelity Equity & High Income Funds Agent No. 20408

UTF-COVPG	03-21	COVER PAGE
XMF-D-2	08-22	EXCESS INSURANCE POLICY DECLARATIONS
UTF-SP-2	06-11	SCHEDULE OF FORMS AND ENDORSEMENTS
XMF-P-2	07-10	EXCESS INSURANCE POLICY
UTF-358	12-07	SCHEDULE OF UNDERLYING POLICIES
XMF-207	08-17	AMEND REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS-LOSS
XMF-202	08-17	AMEND CONDITIONS OF COVERAGE
UTF-3G	03-92	AMEND CONDITIONS OF COVERAGE - PER EXPIRING
XMF-232	08-17	QUOTA SHARE ENDORSEMENT
NOTF0442CW	03-22	U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS
NOTF0602MA-POL	03-21	POLICYHOLDER DISCLOSURE-MASSACHUSETTS NOTICE OF TERRORISM INSURANCE COVERAGE

FREEDOM SPECIALTY
INSURANCE COMPANY®
a Nationwide Insurance® company

A Stock Insurance Company, herein called the **Insurer**

EXCESS INSURANCE POLICY

UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY APPLIES ONLY TO CLAIMS FIRST MADE AGAINST THE INSURED DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD. THE LIMIT OF LIABILITY SHALL BE REDUCED AND MAY BE EXHAUSTED BY PAYMENT OF DEFENSE COSTS.

In consideration of the payment of the premium and in reliance upon the application (as defined in the **Followed Policy**) and any information submitted therewith, and subject to the Declarations and terms and conditions of this Policy, the persons and entities entitled to coverage under the **Followed Policy** (the **"Insureds"**) and the **Insurer** agree as follows:

I. INSURING AGREEMENT

The **Insurer** shall provide insurance coverage excess of the **Underlying Limits** in accordance with the same terms, definitions, conditions, exclusions and limitations as are contained in the **Followed Policy,** except with respect to the premium, the limit of liability and as otherwise provided herein.

II. DEFINITIONS

A. **"DIC Insurer"** means any insurer which wrote a difference-in-conditions policy excess of this Policy that drops down to pay any amount due under the **Underlying Policies** pursuant to the difference-in-conditions provisions of such policy; provided, however, any such policy issued by such insurer shall not be considered one of the **Underlying Policies.**

B. **"Financial Insolvency"** means the status of any **Underlying Insurer** being subject to the appointment, by any state, federal or foreign official, agency or court, of any receiver, conservator, liquidator, trustee, rehabilitator or similar official to take control of, supervise, manage or liquidate such **Underlying Insurer.**

III. REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS

A. The **Insurer** shall not provide any coverage under this Policy until the full amount of the **Underlying Limits** has been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of amounts covered under the terms of the **Underlying Policies** by any or all of the following:

(1) the **Underlying Insurers** under the **Underlying Policies;**

(2) the **Insured;** or

(3) a **DIC Insurer,** in the event the difference-in-conditions policy written by such **DIC Insurer** drops down to pay any amount due under the **Underlying Policies.**

B. In the event that the **Underlying Limits** are partially reduced by reason of actual payments as described in Section **III.A.** above, then subject to the Limit of Liability this Policy shall continue to apply as excess over the reduced **Underlying Limits.**

C. In the event that the **Underlying Limits** are wholly exhausted by reason of actual payments as described in Section **III.A.** above (and the full amount of any applicable deductible or uninsured retention has been paid under the **Followed Policy** by the **Insured** or others), then subject to the Limit of Liability this Policy shall continue to apply as primary insurance in accordance with the terms, definitions, conditions, exclusions and limitations of the **Followed Policy** and the terms, definitions, conditions, exclusions and limitations of this Policy; provided always that this Policy shall only pay excess of such deductible or retention, which shall be applied in the same manner as specified in the **Followed Policy.**

D. This Policy shall only pay in the event of the reduction or exhaustion of the **Underlying Limits** by reason of actual payments as described in Section **III.A.** above and shall not drop down for any other reason, including but not limited to the existence of any sub-limit in any **Underlying Policy;** provided, however, this Policy will recognize erosion of any of the **Underlying Policies** due to the existence of a sub-limit.

E. The **Insureds** expressly retain the risk of any gap in coverage or uncollectibility and the **Insurer** does not in any way insure or assume such risk.

IV. CONDITIONS OF COVERAGE

A. As a condition precedent to this Policy's coverage, in the event of the **Financial Insolvency** of any of the **Underlying Policies** or the reduction or exhaustion of any of the **Underlying Policies,** the **Insureds** shall notify the **Insurer** in writing as soon as practicable thereafter, with full particulars.

B. If during the **Policy Period** or any discovery or extended reporting period, any terms, definitions, conditions, exclusions and limitations of the **Followed Policy** are changed, this Policy shall not be subject to such change unless the **Insurer** consents by written endorsement to this Policy.

FREEDOM SPECIALTY INSURANCE COMPANY®

SCHEDULE OF UNDERLYING POLICIES

Policy No. XMF2400059 Effective Date 07/01/2024

12:01 A.M. Standard Time

Named Insured Fidelity Equity & High Income Funds Agent No. 20408

SCHEDULE OF UNDERLYING INSURANCE :

Issuing Insurer	Policy Number	Limit of Liability	Attachment Point
PRIMARY POLICY (FOLLOWED): BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY	47-EPF-315881-04	$10,000,000	SEE FOLLOWED POLICY RETENTIONS
1st EXCESS: ACE AMERICAN INSURANCE COMPANY	G23656280 017	$10,000,000	$10,000,000
2nd EXCESS: NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA	01-307-65-49	$10,000,000	$20,000,000
3rd EXCESS: ICI MUTUAL INSURANCE COMPANY, RRG	87153124D	$10,000,000	$30,000,000
4th EXCESS: ALLIED WORLD ASSURANCE COMPANY, AG	C014841/014	$10,000,000	$40,000,000
5th EXCESS: QBE INSURANCE CORPORATION	130005115	$10,000,000	$50,000,000
6th EXCESS: TRAVELERS CASUALTY AND SURETY COMPANY OF AMERICA	106547114	$10,000,000	$60,000,000
7th EXCESS: CONTINENTAL CASUALTY COMPANY	287273571	$10,000,000	$70,000,000
8th EXCESS: STARR INDEMNITY & LIABILITY COMPANY	1000059076241	$10,000,000	$80,000,000
9th EXCESS: AXIS INSURANCE COMPANY	P-001-000158031-05	$5,000,000	$90,000,000
10th EXCESS: ZURICH AMERICAN INSURANCE COMPANY	EOC-0905341-01	$5,000,000	$95,000,000

Underwritten by Freedom Specialty Insurance Company

ENDORSEMENT NO. 1

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMF2400059	07/01/2024	Fidelity Equity & High Income Funds	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS—LOSS

In consideration of the premium charged, it is hereby understood and agreed that Section III. **REDUCTION OR EXHAUSTION OF UNDERLYING INSURANCE,** subsection A. is deleted in its entirety and replaced with the following:

A. The **Insurer** shall not provide any coverage under this Policy until the full amount of the **Underlying Limits** has been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of **Loss** under the terms of the **Underlying Policies** by any or all of the following:

(1) The **Underlying Insurers** under the **Underlying Policies;**

(2) The **Insured,** including payments made on behalf of the **Insured;**

(3) A **DIC Insurer,** in the event the difference-in-conditions policy written by such **DIC Insurer** drops down to pay any amount due under the **Underlying Policies;** or

(4) Any third-party.

All other terms and conditions of this Policy remain unchanged.

/

AUTHORIZED REPRESENTATIVE DATE

Nationwide®

ENDORSEMENT NO. 2

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMF2400059	07/01/2024	Fidelity Equity & High Income Funds	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND CONDITIONS OF COVERAGE

In consideration of the premium charged, it is hereby understood and agreed that Section IV.A. **CONDITIONS OF COVERAGE** is deleted in its entirety and replaced by the following:

A. In the event of the **Financial Insolvency** of any of the **Underlying Policies** or the reduction or exhaustion of any of the **Underlying Policies,** the **Insureds** shall notify the **Insurer** in writing as soon as practicable thereafter, with full particulars.

All other terms and conditions of this Policy remain unchanged.

_______________________________ / ____________

AUTHORIZED REPRESENTATIVE DATE

FREEDOM SPECIALTY
INSURANCE COMPANY®

ENDORSEMENT NO. 3

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMF2400059	07/01/2024	Fidelity Equity & High Income Funds	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND CONDITIONS OF COVERAGE

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

In consideration of the premium paid, it is hereby understood and agreed that Section **IV. CONDITIONS OF COVERAGE,** of this Policy is amended by adding the following:

C. In the event a coverage dispute arises between the **Insured** and the **Insurer** of this Policy in relation to matters that are also the subject of a dispute with an **Underlying Insurer**, then at the **Insured's** election, those disputes shall be heard together in the same court or arbitration proceedings

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE DATE

A Nationwide® Company

UTF-3g-2913-M 9-18

Underwritten by Freedom Specialty Insurance Company

ENDORSEMENT NO. 4

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMF2400059	07/01/2024	Fidelity Equity & High Income Funds	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

QUOTA SHARE ENDORSEMENT

In consideration of the premium paid, it is hereby understood and agreed that:

1. This Policy is part of a quota share participation arrangement between the Participating Insurers and the **Insured** (the "Program") which provides a $50,000,000 **Limit of Liability** excess of the **Underlying Limits** as follows:

Participating Insurer	Participating Insurer's Policy Number	Participating Insurer's Limit of Liability	Participating Insurer's Percentage
Freedom Specialty Insurance Company	XMF2400059	$10,000,000	20.00%
Everest National Insurance Company	FL5EX00305-241	$7,000,000	14.00%
XL Specialty Insurance Company	ELU197863-24	$5,000,000	10.00%
Ironshore Indemnity Inc.	IA7NAB0949005	$5,000,000	10.00%
Twin City Fire Insurance Company	08 DA 0252127 24	$10,000,000	20.00%
U.S. Specialty Insurance Company	24-MGU-24-A58943	$8,000,000	16.00%
Mosaic Syndicate 1609	13015P24	$5,000,000	10.00%

2. Each Participating Insurer shall be liable only for its own percentage of each covered **Loss,** subject to its own **Limit of Liability.**
3. Each Participating Insurer shall:
   A. receive notice of any **Claim** submitted for coverage under the Program;
   B. make its own determination of whether loss is covered under the Program; and
   C. elect whether to participate in the investigation, settlement or defense of any **Claim.**
4. The liability of each Participating Insurer shall be several and not joint. The failure, refusal or inability of any Participating Insurer to pay covered **Loss,** including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other Participating Insurer. The **Insured** expressly retains the risk of any gap in coverage or uncollectibility and the **Insurer** does not in any way insure or assume such risk.
5. Item 2. of the Declarations is deleted in its entirety and replaced by the following:

Item 2. See Excess Policy--Quota Share Endorsement

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE / DATE

Freedom Specialty Insurance Company

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of this Policy. Read this policy and review the Declarations page for complete information on the coverages provided.

This Notice provides information concerning possible impact on this Policy's insurance coverage due to directives issued by the Office of Foreign Assets Control ("OFAC"). **Please read this Notice carefully.**

OFAC administers and enforces sanctions policy, based on Presidential declarations of "national emergency." OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons." This list can be located on the United States Treasury's website: http://www.treas.gov/ofac/

In accordance with OFAC regulations, if it is determined that any insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

Underwritten by Freedom Specialty Insurance Company
A Stock Insurance Company

POLICYHOLDER DISCLOSURE-MASSACHUSETTS
NOTICE OF TERRORISM INSURANCE COVERAGE

NO PREMIUM CHARGE FOR TERRORISM COVERAGE

COPY OF DISCLOSURE SENT WITH ORIGINAL QUOTE

TERRORISM RISK INSURANCE ACT

You are hereby notified that the Terrorism Risk Insurance Act of 2002, as amended pursuant to the Terrorism Risk Insurance Program Reauthorization Act of 2019, effective January 1, 2021 (collectively referred to as "TRIA" or the "Act"), established a program within the Department of the Treasury under which the federal government shares, with the insurance industry, the risk of loss from future terrorist attacks. Under the Act, you have a right to an offer of insurance coverage for losses arising out of acts of terrorism. As defined in Section 102(1) of the Act: The term "certified acts of terrorism" means any act that is certified by the Secretary of the Treasury-in consultation with the Secretary of Homeland Security, and the Attorney General of the United States-to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States government by coercion.

DISCLOSURE OF FEDERAL SHARE OF COMPENSATION

You should know that where coverage is provided by this policy for losses resulting from "certified acts of terrorism," such losses may be partially reimbursed by the United States government under a formula established by federal law. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States government agrees to reimburse eighty percent (80%) of covered terrorism losses that exceed the statutorily established deductible paid by the insurance company providing the coverage. There is no premium charged for terrorism coverage, as indicated below.

CAP ON LOSSES FROM "CERTIFIED ACTS OF TERRORISM"

You should also know that the Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits United States government reimbursement as well as insurers' liability for losses resulting from "certified acts of terrorism" when the amount of such losses in any one calendar year exceeds $100 billion. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

$0 PREMIUM DISCLOSURE

In accordance with the Act, we are required to offer you coverage for losses resulting from an act of terrorism that is certified under TRIA as an act of terrorism. The policy's other provisions will still apply to such an act. We are further required to provide you with a notice disclosing the portion of your premium, if any, attributable to coverage for terrorist acts certified under the Terrorism Risk Insurance Act.

The portion of your annual premium that is attributable to coverage for "certified acts of terrorism" pursuant to TRIA is **$0 (zero),** and does not include any charges for the portion of losses covered by the United States government under the Act.


Allianz

ALLIANZ COMMERCIAL

Insurance

Policy

DECLARATIONS

EXCESS PROTECT

EXCESS LIABILITY INSURANCE

NOTICE: THIS POLICY, SUBJECT TO ITS TERMS, APPLIES TO ANY CLAIM FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD AND THE DISCOVERY PERIOD, IF APPLICABLE. THE LIMIT OF LIABILITY AVAILABLE TO PAY LOSS SHALL BE REDUCED AND MAY BE EXHAUSTED BY AMOUNTS INCURRED AS DEFENSE COSTS. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY OF THE INSUREDS.

The Declarations along with the Policy and with endorsements attached, if any, shall constitute the contract between the **Insureds** and the **Insurer**.

Policy Number: USF05426524

Item 1. **Policyholder**: Fidelity Fixed Income and Asset Allocation Funds
Principal Address: c/o FMR LLC, 88 Black Falcon Ave,
First Floor, East Side, Suite 167, Mailzone V7E
Boston, MA 02210

Item 2. **Policy Period**: From: July 01, 2024
To: July 01, 2025
The **Policy Period** incepts and expires as of 12:01 AM at the **Policyholder's** principal address.

Item 3. **Limit of Liability:** $2,500,000 p/o $25,000,000 — In the aggregate for the **Policy Period**

Item 4. **Premium:** $32,500 — For the **Policy Period**

Item 5. **Followed Policy**: See Below
Insurer: Berkshire Hathaway Specialty Insurance Company — Policy No.: 47-EPF-315881-04
Limit of Liability: $10,000,000
Retention: $5,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

Item 6. **Underlying Insurance:** See Schedule of Underlying, PX3100

Item 7. **Insurer:** (Coverage is provided in the following company, a stock company)

Allianz Global Risks US Insurance Company
225 West Washington Street, Suite 1800
Chicago, IL 60606-3484
Phone Number: 1-888-466-7883

Notification to the **Insurer** of a **Claim** or circumstance pursuant to Section 2.5 of this Policy shall be given to:

Allianz Global Risks US Insurance Company
Attention: Financial Lines - Claims Department
225 West Washington Street, Suite 1800
Chicago, IL 60606-3484
Email for First Notice of Loss (FNOL): NewLoss@agcs.allianz.com
Phone Number for Claims FNOL: 1-(800) 347-3428
Phone Number for Existing Claims: 1-(800) 870-8857

Allianz

Item 8. Currency: USD

Item 9. Endorsements attached at issuance:
See Schedule of Forms and Endorsements, DO1200-MU

Producer Name and Mailing Address:
Willis Towers Watson Northeast, Inc.
The Prudential Tower, 800 Boylston Street
Boston, MA 02199

Schedule of Underlying Insurance

Item 6. **Underlying Insurance:**

1st Excess Policy
Insurer: ACE American Insurance Company Policy No.: G2365280 017
Limit of Liability: $10,000,000
Excess of Limit of Liability: $10,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

2nd Excess Policy
Insurer: National union Fire Insurance Company of Pittsburgh, PA Policy No.: 01-307-65-49
Limit of Liability: $10,000,000
Excess of Limit of Liability: $20,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

3rd Excess Policy
Insurer: ICI Mutual Insurance Company Policy No.: 87153124D
Limit of Liability $10,000,000
Excess of Limit of Liability $30,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

4th Excess Policy
Insurer: Allied World Assurance Company, AG Policy No.: C014841/014
Limit of Liability: $10,000,000
Excess of Limit of Liability: $40,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

5th Excess Policy
Insurer: QBE Insurance Corporation Policy No.: 130005115
Limit of Liability $10,000,000
Excess of Limit of Liability $50,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

6th Excess Policy
Insurer: Travelers Casualty and Surety Company of America Policy No.: 106547114
Limit of Liability: $10,000,000
Excess of Limit of Liability: $60,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

7th Excess Policy
Insurer: Continental Casualty Company Policy No.: 287273571
Limit of Liability $10,000,000
Excess of Limit of Liability $70,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

8th Excess Policy
Insurer: Starr Indemnity & Liability Company Policy No.: 1000059076241
Limit of Liability: $10,000,000
Excess of Limit of Liability: $80,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

9th Excess Policy
Insurer: Axis Insurance Company Policy No.: P-001-000158031-05
Limit of Liability $5,000,000
Excess of Limit of Liability $90,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

10th Excess Policy
Insurer: Zurich American Insurance Company — Policy No.: EOC-0905341-01
Limit of Liability: $5,000,000
Excess of Limit of Liability: $95,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

11th Excess Policy
Insurer: Lloyd's of London — Policy No.: 13013P24
Limit of Liability $5,000,000 p/o $50,000,000
Excess of Limit of Liability $100,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

12th Excess Policy
Insurer: Freedom Specialty Insurance Company — Policy No.: XMF2400061
Limit of Liability: $10,000,000 p/o $50,000,000
Excess of Limit of Liability: $100,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

13th Excess Policy
Insurer: Twin City Fire Insurance Company — Policy No.: 08 DA 0252123 24
Limit of Liability $10,000,000 p/o $50,000,000
Excess of Limit of Liability $100,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

14th Excess Policy
Insurer: U.S. Specialty Insurance Company — Policy No.: 24-MGU-24-A58942
Limit of Liability: $8,000,000 p/o $50,000,000
Excess of Limit of Liability: $100,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

15th Excess Policy
Insurer: Everest National Insurance Company — Policy No.: FL5EX00719-241
Limit of Liability $7,000,000 p/o $50,000,000
Excess of Limit of Liability $100,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

16th Excess Policy
Insurer: Ironshore Indemnity Inc. — Policy No.: IA7NAB095J005
Limit of Liability: $5,000,000 p/o $50,000,000
Excess of Limit of Liability: $100,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

17th Excess Policy
Insurer: XL Specialty Insurance Company — Policy No.: ELU197867-24
Limit of Liability $5,000,000 p/o $50,000,000
Excess of Limit of Liability $100,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

Schedule of Forms and Endorsements

Policy Number	Effective Date	Producer
USF05426524	July 01, 2025	Willis Towers Watson Northeast, Inc.

Policyholder: Fidelity Fixed Income and Asset Allocation Funds

Form Name	Form Number
Declarations - Excess Protect Excess Liability Insurance	PX2100FL (08/15)
Schedule of Underlying Insurance	PX3100 (08/15)
Schedule of Forms and Endorsements	DO1200-MU (08/15)
Important Disclosure Notice of Terrorism Insurance Coverage	PHN7157-MU (01/20)
Excess protect Excess liability insurance policy	PX4100FL (08/15)
Cap on Losses from Certified Acts of Terrorism	145989 (03/17)
Sanctions Clause	PX3108 (08/15)
Pending and Prior Litigation Endorsement	PXMAN3101 12 23
Limit of Liability Amended Endorsement (Tie-In of Limits – Absolute)	DOXMAN(1233)-MU (08/15)
Quota Share Participation Endorsement	PXMAN3106 11 24
Exhaustion Provision Amended Endorsement	DOXMAN(1319)-MU (09/22)
Conformance with State Statutes Endorsement (Full Conformance)	DOXMAN(1209)-MU (08/15)

IMPORTANT DISCLOSURE
NOTICE OF TERRORISM INSURANCE COVERAGE

This notice applies to all type(s) of insurance provided under this policy that are subject to the Terrorism Risk Insurance Act ("The Act"), as amended. This policy makes available and provides at a premium of $0 insurance coverage for losses resulting from acts of terrorism. As defined in Section 102(1) of the Act: The term “act of terrorism” means any act or acts that are certified by the Secretary of the Treasury—in consultation with the Secretary of Homeland Security, and the Attorney General of the United States—to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

YOU SHOULD KNOW THAT WHERE COVERAGE IS PROVIDED BY THIS POLICY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM, SUCH LOSSES MAY BE PARTIALLY REIMBURSED BY THE UNITED STATES GOVERNMENT UNDER A FORMULA ESTABLISHED BY FEDERAL LAW. HOWEVER, YOUR POLICY MAY CONTAIN OTHER EXCLUSIONS WHICH MIGHT AFFECT YOUR COVERAGE, SUCH AS AN EXCLUSION FOR NUCLEAR EVENTS. UNDER THE FORMULA, THE UNITED STATES GOVERNMENT GENERALLY REIMBURSES 80% BEGINNING ON JANUARY 1, 2020, OF COVERED TERRORISM LOSSES EXCEEDING THE STATUTORILY ESTABLISHED DEDUCTIBLE PAID BY THE INSURANCE COMPANY PROVIDING THE COVERAGE. THE PREMIUM CHARGED FOR THIS COVERAGE IS $0 AND DOES NOT INCLUDE ANY CHARGES FOR THE PORTION OF LOSS THAT MAY BE COVERED BY THE FEDERAL GOVERNMENT UNDER THE ACT.

YOU SHOULD ALSO KNOW THAT THE TERRORISM RISK INSURANCE ACT, AS AMENDED, CONTAINS A $100 BILLION CAP THAT LIMITS U.S. GOVERNMENT REIMBURSEMENT AS WELL AS INSURERS’ LIABILITY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM WHEN THE AMOUNT OF SUCH LOSSES IN ANY ONE CALENDAR YEAR EXCEEDS $100 BILLION. IF THE AGGREGATE INSURED LOSSES FOR ALL INSURERS EXCEED $100 BILLION, YOUR COVERAGE MAY BE REDUCED.

Allianz

EXCESS PROTECT
EXCESS LIABILITY INSURANCE POLICY

THIS IS A FOLLOW FORM, CLAIMS MADE, INSURANCE POLICY THAT MUST BE READ IN CONJUNCTION WITH ALL UNDERLYING INSURANCE POLICIES TO BE UNDERSTOOD.

In consideration of payment of the premium and in reliance upon all statements made and information furnished to the insurance company shown in the Declarations (the "**Insurer**"), including the statements made in the **Application** and subject to all terms, conditions and limitations of this Policy, the **Insurer**, the **Policyholder** and the **Insureds** agree as follows:

1. Insuring Agreement

This Policy provides the **Insureds** with insurance excess of the **Underlying Insurance** for **Claims** first made against the **Insured** during the **Policy Period** or **Discovery Period**, if applicable, and reported to the **Insurer** pursuant to the provisions of this Policy. Except as specifically set forth in this Policy or in any written endorsement attached to this Policy, the coverage afforded by this Policy applies in conformance with: (1) the terms, conditions, warranties, exclusions and limitations of the **Followed Policy** as they existed on the inception date of this Policy; and (2) any narrower or more restrictive terms of the other **Underlying Insurance**, to the extent the coverage of the **Followed Policy** is limited or restricted by the terms of such other **Underlying Insurance.** This Policy shall not provide coverage broader than that provided by the **Followed Policy** unless the **Insurer** specifically agrees to grant such broader coverage herein or by written endorsement attached to this Policy.

2. General Conditions

The conditions set forth in this Section 2. General Conditions are in addition to those set forth in the **Followed Policy**, and are specific to the coverage provided by this Policy.

2.1 Coverage under this Policy shall attach only after exhaustion of the limits of liability of the **Underlying Insurance**. The limits of liability of the **Underlying Insurance** shall be exhausted by payment, in legal currency, of **Loss** by the insurers of the **Underlying Insurance**, the **Insureds** or any **DIC Insurer** (if such **DIC Insurer** is sitting excess of this Policy). The **Insurer** shall recognize any contribution in legal currency by or on behalf of an **Insured** to such exhaustion of the limits of liability of the **Underlying Insurance**.

2.2 The **Limit of Liability** as stated in Item 3 of the Declarations shall be the maximum amount payable under this Policy for all covered **Loss**, including without limitation, defense costs.

2.3 If the limits of liability of the **Underlying Insurance** are reduced solely due to actual payment in legal currency of the **Underlying Insurance**, this Policy shall continue in force as excess insurance above the remaining amount of the limits of liability of the **Underlying Insurance.** If the limits of liability of the **Underlying Insurance** are exhausted as described in Section 2.1, this Policy shall continue in force as primary insurance, subject to any applicable retention.

2.4 This Policy shall pay only in the event of reduction or the exhaustion of limit of the **Underlying Insurance** as described above and shall not drop down for any reason including, but not limited to, the uncollectibility in whole or in part of the **Underlying Insurance** or any insurance provided by a **DIC Insurer**. This Policy does not provide excess insurance above any sub-limit of liability available under any **Underlying Insurance**; however, the **Insurer** shall recognize the payment of such sub-limit of liability as erosion or reduction of the limits of liability of the **Underlying Insurance**.

2.5 Where any **Underlying Insurance** permits or requires notice to its insurer, including notice of a **Claim**, then as a condition precedent to the obligations of the **Insurer** under this Policy, the **Insureds** shall, contemporaneously with and according to the terms of the **Followed Policy**, give the same written notice to the **Insurer** at the applicable address set forth in Item 7 of the Declarations.

2.6 The **Insurer** may elect to, but is not obligated to, effectively associate in the investigation, settlement, defense or appeal of any **Claim** or matter that the **Insurer** believes, in its sole opinion, is reasonably likely to involve or to be covered under this Policy.

2.7 Any change in or modification to the **Underlying Insurance** or this Policy or assignment of interest under this Policy must be agreed upon in writing by the **Insurer**, and in no event shall any such change, modification or assignment affect this Policy's excess position or attachment point.

2.8 All **Underlying Insurance** shall be maintained in full force and effect. Failure to maintain any **Underlying Insurance** shall: (1) result in the **Insureds** becoming self-insured for the limit of liability of any such **Underlying Insurance**; and (2) not relieve the **Insurer** of any obligations under this Policy.

2.9 This Policy shall terminate immediately upon the effective date of the termination for any reason of the **Followed Policy**, (except by reason of the complete exhaustion of the **Followed Policy** as set forth above) whether by the **Insureds** or by the insurer of such policy.

3. Definitions

3.1 Any term used in this Policy, including **Application**, **Claim, Loss** and **Insured(s)** that is defined in the **Followed Policy** shall have the same meaning as assigned to such term in the **Followed Policy**.

3.2 **DIC Insurer** means any insurer of an insurance policy written specifically excess of this Policy that is contractually obligated to drop down and pay covered **Loss** that is not paid by any **Underlying Insurance**. This Policy does not follow form to the provisions of the policy of such **DIC Insurer**.

3.3 **Discovery Period** means the Discovery Period or Extended Reporting Period as described in the **Underlying Insurance.** In no event shall this Policy provide a **Discovery Period** unless, and then only to the extent, it is provided by the **Underlying Insurance**.

3.4 **Followed Policy** means the insurance policy stated as such in Item 5 of the Declarations.

3.5 **Insurer** means the entity stated in Item 7 of the Declarations.

3.6 **Policyholder** means the entity stated in Item 1 of the Declarations.

3.7 **Policy Period** means the period stated as such in Item 2 of the Declarations.

3.8 **Underlying Insurance** means the **Followed Policy** and any other insurance policies stated as such in Item 6 of the Declarations.

IN WITNESS WHEREOF, the **Insurer** has caused this Policy to be signed by its President and Secretary.

Secretary

President

Endorsement Number 1

Cap on Losses from Certified Acts of Terrorism

Policy Number	Effective Date
USF05426524	July 01, 2024

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following provisions are added:

If aggregate insured losses attributable to terrorist acts certified under the federal Terrorism Risk Insurance Act exceed $100 billion in a calendar year and the Insurer (the company providing coverage under this Policy) has met its Insurer deductible under the Terrorism Risk Insurance Act, the Insurer shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

Certified Act of Terrorism means an act that is certified by the Secretary of the Treasury, in accordance with the provisions of the federal Terrorism Risk Insurance Act, to be an act of terrorism pursuant to such Act, as amended. The criteria contained in the Terrorism Risk Insurance Act for a **Certified Act of Terrorism** include the following:

1. The act resulted in insured losses in excess of $5 million in the aggregate, attributable to all types of insurance subject to the Terrorism Risk Insurance Act; and
2. The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

ALL OTHER TERMS, CONDITIONS AND LIMITATIONS REMAIN UNCHANGED.

Endorsement Number 2

Sanctions Clause

Policy Number	Effective Date	Producer
USF05426524	July 01, 2024	Willis Towers Watson Northeast, Inc.

Policyholder: Fidelity Fixed Income and Asset Allocation Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following General Condition is added:

Where coverage provided by this Policy would be in violation of any foreign or **U.S.** economic or trade sanctions such as, but not limited to, those sanctions administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC"), such coverage shall be null and void.

ALL OTHER TERMS, CONDITIONS AND LIMITATIONS REMAIN UNCHANGED.

Allianz

Endorsement Number: 3

Policy Number: USF05426524
Policyholder: Fidelity Fixed Income and Asset Allocation
Funds Effective Date: July 01, 2024

Pending and Prior Litigation Endorsement

This Endorsement modifies insurance provided under:

Excess Protect

It is agreed that:

The following is added as an Exclusion to the Policy:

The **Insurer** shall not be liable for that portion of **Loss** based upon or arising out of:

A. any demand, suit, proceeding, or investigation occurring prior to, or pending as of, July 01, 2024; or
B. any **Wrongful Act** that gave rise to such prior or pending demand, suit, proceeding, or investigation.

ALL OTHER TERMS, CONDITIONS, AND LIMITATIONS REMAIN UNCHANGED.

Endorsement Number 4

Limit of Liability Amended Endorsement
(Tie-In of Limits – Absolute)

Policy Number	Effective Date	Producer
USF05426524	July 01, 2025	Willis Towers Watson Northeast, Inc.

Policyholder: Fidelity Fixed Income and Asset Allocation Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

Excess Protect

It is agreed that:

I. Subsection 2.2 in General Conditions is amended to add the following to the end thereof:

The combined **Limit of Liability** of the **Insurer** for all **Loss** under both this Policy and also under an **Other Allianz Policy** shall be $2,500,000

Accordingly, the **Limit of Liability** for **Loss** under this Policy shall be reduced by **Loss** incurred under the **Other Allianz Policy** because the **Limit of Liability** under the **Other Allianz Policy** is now part of and not in addition to the **Limit of Liability** of this Policy as set forth in Item 3 of the Declarations of this Policy.

Nothing in this endorsement shall be construed to increase the **Insurer's Limit of Liability** set forth the Declarations of such **Other Allianz Policy** which shall remain the maximum liability of the **Insurer** for all **Loss** under such **Other Allianz Policy**, or the **Insurer's Limit of Liability** under this Policy as set forth in Item 3 of the Declarations of this Policy which shall remain the maximum liability of the **Insurer** for all **Loss** in the aggregate under this Policy.

II. The following is added to the Definitions Section:

Other Allianz Policy means policy number USF05426424 issued to Fidelity Fixed Income and Asset Allocation Funds by Allianz Global Risks US Insurance Company (or any renewal or replacement of such policy or which succeeds such policy in time).

ALL OTHER TERMS, CONDITIONS AND LIMITATIONS REMAIN UNCHANGED.

Allianz

Endorsement Number: 5

Policy Number: USF05426524
Policyholder: Fidelity Fixed Income and Asset Allocation Funds
Endorsement: Effective Date: July 01, 2024

Quota Share Participation Endorsement

This Endorsement modifies insurance provided under:

Excess Protect

It is agreed that:

1. Item 3 of the Declarations is amended to add:

   Quota Share Limit of Liability: $2,500,000 p/o $25,000,000
   Quota Share Participation: 10%

2. Section 1, Insuring Agreements, is amended to add:

   This Policy is part of a quota share participation arrangement, with each Participating Insurer agreeing to participate pursuant to the Schedule below.

3. Section 2.2 of the General Conditions is deleted and replaced with:

   The **Insurer's** Quota Share Limit of Liability and Quota Share Participation as set forth in Item 3 of the Declarations (above) shall be the maximum amount payable under this Policy for all **Loss**, including without limitation, defense costs.

4. Section 2.3 of the General Conditions is amended to add:

   The liability for each Participating Insurer is several and not joint. The failure of any Participating Insurer to pay its share of **Loss**, as set forth in the Schedule, shall not increase the liability of any other Participating Insurer.

5. Section 2, General Conditions, is amended to add:

   Each Participating Insurer shall make its own determination of whether loss is covered under its respective policy. No Participating Insurer shall bind any other Participating Insurer regarding coverage.

Schedule

Participating Insurer	Policy Number	Limit of Liability
Liberty Specialty Markets Agency Limited	LSMAFL473348A	$2,500,000
Arch Reinsurance Ltd.	BFI0070459-00 08 DC	$2,500,000
Twin City Fire Insurance Co.	0665819-24	$5,000,000
Allianz Global Risks US Insurance Company	USF05426524	$2,500,000
Endurance American Insurance Company	FIX30063561700	$2,500,000
Old Republic Insurance Company	ORPRO 13 102508	$2,500,000
Freedom Specialty Insurance Company	XMF2410841	$2,500,000
Berkley Insurance Company	BRPO8116229	$5,000,000

ALL OTHER TERMS, CONDITIONS, AND LIMITATIONS REMAIN UNCHANGED.

Endorsement Number 6

Exhaustion Provision Amended Endorsement

Policy Number	Effective Date
USF05426524	July 01, 2025

Policyholder: Fidelity Fixed Income and Asset Allocation Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

Excess Protect

It is agreed that:

Subsection 2.1 in General Conditions is deleted in its entirety and replaced with the following:

> Coverage under this Policy shall attach only after exhaustion of the limits of liability of the **Underlying Insurance**. The limits of liability of the **Underlying Insurance** shall be exhausted by payment, in legal currency, of **Loss** by the insurers of the **Underlying Insurance**, the **Insureds**, and/or any other source. The **Insurer** shall recognize any contribution in legal currency by or on behalf of an **Insured** to such exhaustion of the limits of liability of the **Underlying Insurance**.

ALL OTHER TERMS, CONDITIONS AND LIMITATIONS REMAIN UNCHANGED.

ARCH REINSURANCE LTD

EXCESS DIRECTORS AND OFFICERS LIABILITY INSURANCE POLICY

"BERMUDA SHORTS" FORM

THIS IS A CLAIMS MADE POLICY. DEFENSE COSTS ARE INCLUDED IN THE LIMIT OF LIABILITY. Except as otherwise provided herein, this Policy covers only Claims first made against the Insureds during the Policy Period. PLEASE READ THIS POLICY CAREFULLY.

DECLARATIONS

Policy No.: **BFI0070459-00**

Item 1. **Named Insured:** **Fidelity Fixed Income and Asset Allocation Funds**
Address: 88 Black Falcon
First Floor, East Side, Suite 167
Mailzone V7E
Boston, MA 02210
U.S.A.

Item 2. **Policy Period:**
From: July 1, 2024
To: July 1, 2025
12:01 a.m. local time at the address stated in Item 1.

Item 3. **Limit of Liability:** $2,500,000 part of $25,000,000

Item 4: **Underlying Insurance:**

	Insurer	Limit of Liability	Attachment
Primary Policy:	Berkshire Hathaway Specialty Insurance Company	$10,000,000	
1st Excess:	ACE American Insurance Company	$10,000,000	$10,000,000
2nd Excess:	National Union Fire Insurance Company of Pittsburgh, Pa.	$10,000,000	$20,000,000
3rd Excess:	ICI Mutual Insurance Company	$10,000,000	$30,000,000
4th Excess:	Allied World Assurance Company, AG	$10,000,000	$40,000,000
5th Excess:	QBE Insurance Corporation	$10,000,000	$50,000,000
6th Excess:	Travelers Casualty and Surety Company of America	$10,000,000	$60,000,000
7th Excess:	Continental Casualty Company	$10,000,000	$70,000,000
8th Excess:	Starr Indemnity & Liability Company	$10,000,000	$80,000,000

9th Excess:	AXIS Insurance Company	$5,000,000	$90,000,000
10th Excess:	Zurich American Insurance Company	$5,000,000	$95,000,000
11th Excess:	Ironshore Indemnity Inc.	$5,000,000 p/o $50,000,000	$100,000,000
	Mosaic Syndicate Services Limited	$5,000,000 p/o $50,000,000	$100,000,000
	XL Specialty Insurance Company	$5,000,000 p/o $50,000,000	$100,000,000
	Everest National Insurance Company	$7,000,000 p/o $50,000,000	$100,000,000
	U.S. Specialty Insurance Company	$8,000,000 p/o $50,000,000	$100,000,000
	Twin City Fire Insurance Co.	$10,000,000 p/o $50,000,000	$100,000,000
	Freedom Specialty Insurance Company	$10,000,000 p/o $50,000,000	$100,000,000

Item 5. **Extended Reporting Period:** As per the Primary Policy
Additional Period:
Additional Premium:

Item 6. **Notice to Insurer:**

Notice Of **Claim(s)** To Be Sent To:

Arch Reinsurance Ltd
Waterloo House, Ground Floor
100 Pitts Bay Road
Pembroke
Bermuda HM 08
Fax (441) 278 9276
Attention: Professional Claims
Email: professionalclaims@archinsurance.bm

All Other Notices To Be Sent To:

Arch Reinsurance Ltd
Waterloo House, Ground Floor
100 Pitts Bay Road
Pembroke
Bermuda HM 08
Fax (441) 278 9276
Attention: Professional Underwriting

Item 7. **Policy Premium:** $32,500

Countersigned at Hamilton, Bermuda on the **9th** day of **October 2024**.

Authorized Representative

Arch
Reinsurance Ltd.

ARCH REINSURANCE LTD

EXCESS DIRECTORS AND OFFICERS LIABILITY INSURANCE POLICY

In consideration of the payment of the premium and in reliance upon the **Application**, the Insurer specified in the Declarations (the "**Insurer**") and the **Insureds** agree as follows:

I. INSURING AGREEMENT

This Policy provides excess coverage after exhaustion of the **Underlying Limit**. Except as otherwise provided in this Policy, coverage under this Policy shall follow form to, and apply in conformance with, the provisions of the **Primary Policy** as of the inception of this Policy. Notwithstanding the foregoing, this Policy shall provide no broader coverage than the most restrictive policy of **Underlying Insurance** and shall not be subject to any "state amendatory" or similar state specific endorsement to the **Primary Policy**.

II. EXHAUSTION OF THE UNDERLYING LIMIT

A. The **Underlying Limit** shall be exhausted by payment, in legal currency, of covered **Loss** by the insurers of **Underlying Insurance**, the **Insureds**, or any **DIC Insurer**.

B. If this Policy becomes primary insurance because of the exhaustion of the **Underlying Limit**, the applicable deductible or retention of the **Primary Policy** shall apply to each **Claim** handled by the **Insurer** on a primary insurance basis. No deductible or retention shall apply to any **Claim** handled by the **Insurer** on an excess insurance basis.

C. If any policy of **Underlying Insurance** grants any coverage subject to a sub-limit of liability, this Policy shall not offer such coverage. However, this Policy shall recognize any reduction of the **Underlying Limit** by any payment under such coverage.

III. DEFINITIONS

Whether used in the singular or plural, the following terms shall have the meanings specified below:

A. "**Application**" and "**Claim**" shall have the same meaning specified for such terms in the **Primary Policy**.

B. "**Loss**" shall have the same meaning specified for such term in the **Primary Policy**, except that punitive damages are included within **Loss** to the extent such damages are legally insurable under the internal laws of England and Wales, notwithstanding anything to the contrary in the **Primary Policy**.

C. "**DIC Insurer**" means any insurer of an insurance policy written specifically excess of this Policy that is contractually obligated to drop down and pay covered **Loss** that is not paid by any **Underlying Insurance**. This Policy does not follow form to the provisions of the policy of such **DIC Insurer**.

D. "**Insureds**" means all persons and entities entitled to coverage under the **Primary Policy**.

E. “**Primary Policy**” and any “**Underlying Excess Policies**” are identified in Item 4 of the Declarations.

F. “**Underlying Insurance**” means the **Primary Policy** and any **Underlying Excess Policies**.

G. “**Underlying Limit**” means the aggregate sum of all limits of liability of all **Underlying Insurance** as shown in Item 4 of the Declarations.

IV. LIMIT OF LIABILITY

The Limit of Liability specified in Item 3 of the Declarations is the maximum aggregate amount that the **Insurer** shall pay under this Policy for all covered **Loss**, including, without limitation, defense costs.

V. DUTIES IN THE EVENT OF A CLAIM

The **Insureds** shall give notice to the **Insurer** of any **Claim** or potential **Claim** in conformance with the notice provisions of the **Primary Policy** except that such notice shall be delivered to the address specified in Item 6 of the Declarations. The **Insurer** shall have the right to participate in the investigation, settlement and defense of any **Claim** noticed under this Policy, even if the **Underlying Limit** has not been exhausted. The **Insureds** shall give the **Insurer** all information and cooperation as the **Insurer** may reasonably request.

VI. EXTENDED REPORTING PERIOD

If the **Insureds** elect and are granted an extended reporting period or discovery period under all **Underlying Insurance**, then the **Insureds** shall also be entitled to elect an extended reporting period under this Policy. Such extended reporting period shall follow form to, and apply in conformance with, the provisions of the **Primary Policy** provided that the premium and duration of such extended reporting period shall be as specified in Item 5 of the Declarations.

VII. MAINTENANCE OF UNDERLYING INSURANCE

All **Underlying Insurance** shall be maintained in full effect. Failure to maintain any **Underlying Insurance** shall: (i) result in the **Insureds** becoming self-insured for the limit of liability of any such **Underlying Insurance**; and (ii) not relieve the **Insurer** of any obligation under this Policy.

VIII. CHANGES

This Policy shall not be changed or assigned in any manner except by written agreement of the **Insurer**.

IX. ARBITRATION

No provision of the **Primary Policy** as respects service of suit, submission to the jurisdiction of any court or other provision of the **Primary Policy** relating to the resolution of disputes, controversies or claims shall apply to this Policy, and the following shall apply to this Policy:

A. Any dispute, controversy or claim arising out of or relating to this Policy or the breach, termination or alleged invalidity thereof shall be finally and fully determined in London, England under the provisions of the Arbitration Act of 1996 (the “Act”), and/or any statutory modifications or amendments thereto, for the time being in force, by a Board composed of three arbitrators to be selected for each controversy as follows:

Any party may, in the event of a dispute, controversy or claim, notify the other party or parties to such dispute, controversy or claim of its desire to arbitrate the matter, and at the time of such notification the party desiring arbitration shall notify the other party or parties of the name of the arbitrator selected by it. The other party who has been so notified shall within thirty (30) calendar days thereafter select an arbitrator and notify the party desiring arbitration of the name of such second arbitrator. If the party notified of a desire for arbitration shall fail or refuse to nominate the second arbitrator within thirty (30) calendar days following the receipt of such notification, the party who first served notice of a desire to arbitrate will, within an additional period of thirty (30) calendar days, apply to a judge of the High Court of Justice of England and Wales for the appointment of a second arbitrator and in such a case the arbitrator appointed by such a judge shall be deemed to have been nominated by the party or parties who failed to select the second arbitrator. The two arbitrators, chosen as above provided, shall within thirty (30) calendar days after the appointment of the second arbitrator choose a third arbitrator. In the event of the failure of the first two arbitrators to agree on a third arbitrator within said thirty (30) calendar day period, either of the parties may within a period of thirty (30) calendar days thereafter, after notice to the other party or parties, apply to a judge of the High Court of Justice of England and Wales for the appointment of a third arbitrator and in such case the person so appointed shall be deemed and shall act as a third arbitrator. Upon acceptance of the appointment by said third arbitrator, the Board of Arbitration for the controversy in question shall then be deemed fixed.

B. The arbitration hearing shall be located, at the election of the **Insured** parties, in London, England; Bermuda; Toronto, Canada; or Vancouver, British Columbia. The Board of Arbitration shall fix, by a notice in writing to the parties involved, a reasonable time and place for the hearing and may prescribe reasonable rules and regulations governing the course and conduct of the arbitration proceeding, including, without limitation, discovery by the parties.

C. The Board of Arbitration shall, within ninety (90) calendar days following the conclusion of the hearing, render its decision on the matter or matters in controversy in writing and shall cause a copy thereof to be served on all the parties thereto. In case the Board of Arbitration fails to reach a unanimous decision, the decision of the majority of the members of said Board shall be deemed to be the decision of the Board and the same shall be final and binding on the parties thereto. Such decision shall be a complete defense to any attempted appeal or litigation of such decision in the absence of fraud or collusion. Without limiting the foregoing, the parties waive any right to appeal, and/or seek collateral review of the decision of the Board of Arbitration by any court or other body to the fullest extent permitted by applicable law, including, without limitation, application or appeal under Sections 45 or 69 of the Act.

D. In the event that the **Insureds** prevail in the arbitration proceeding, then the **Insurer** shall pay to such **Insureds** the attorneys' fees, expert fees and other necessary out-of-pocket costs and expenses reasonably incurred by such **Insureds** in the arbitration proceeding and shall pay the fees and expenses of the Board of Arbitration, such payment to be in addition to and not part of any applicable Limit of Liability under this Policy. In the event the **Insurer** prevails in the arbitration proceeding, then such fees and expenses of the **Insurer** shall be paid as may be ordered by the Board of Arbitration within its sole discretion.

X. GOVERNING LAW AND INTERPRETATION

This Policy, and any dispute, controversy or claim arising out of or relating to this Policy, shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, except insofar as such laws: (i) may prohibit payment hereunder in respect of punitive damages; (ii) pertain to the procurement, issuance, delivery, renewal, nonrenewal or cancellation of policies of insurance or the regulation under New York Insurance Law, or regulations issued by the Insurance Department of the State of New York pursuant thereto, applying to insurers doing insurance business within the State of New York or as respects risks or insureds situated in the State of New York; or (iii) are inconsistent with any provisions of this Policy.

Notwithstanding anything herein to the contrary, the provisions, stipulations, exclusions and conditions of this Policy are to be construed in an evenhanded fashion as between the parties. Without limitation, where the language of this Policy is deemed to be ambiguous or otherwise unclear, the issue shall be resolved in the manner most consistent with the relevant provisions, stipulations, exclusions and conditions (without regard to authorship of the language, without any presumption or arbitrary interpretation or construction in favor of either the **Insureds** or the **Insurer**, without reference to the "reasonable expectations" of either thereof or to contra proferentem and without reference to parol or other extrinsic evidence). To the extent that New York law is inapplicable by virtue of any exception or proviso enumerated above or otherwise, and as respects any arbitration procedure pursuant to this Section 9 above, the internal laws of England and Wales shall apply.

Endorsement No.: **1**
This endorsement, effective: **July 1, 2024** (at 12:01 A.M. prevailing time at the address of the Insured Company as shown in item 1 of the Declarations)
Forms a part of Policy No.: **BFI0070459-00**
Issued to: **Fidelity Fixed Income and Asset Allocation Funds**
By: **Arch Reinsurance Ltd.**

TIE-IN OF LIMIT ENDORSEMENT

In consideration of the premium charged, it is agreed that the following is added to this Policy, notwithstanding anything to the contrary in the Primary Policy:

It is expressly agreed that this Policy and Policy Number **FIF0070460-00** issued by Arch Reinsurance Ltd (the "Other Policy") share a single limit of liability. Therefore:

(1) The Insurer's maximum limit of liability for all Loss, including Defense Expenses, under this Policy, and for all Loss, including Defense Expenses, under the Other Policy, in the aggregate, will not exceed **$2,500,000**.

(2) Any payments by the Insurer under this Policy shall reduce, and possibly exhaust, the limit of liability available for the payment of claims under the Other Policy. Similarly, any payments by the Insurer under the Other Policy shall reduce, and possibly exhaust, the limit of liability available for the payment of Claims under this Policy.

(3) When the sum total of Claims under this Policy and claims under the Other Policy equals **$2,500,000**, then the Insurer's obligations under this Policy and the Other Policy shall be completed fulfilled and extinguished.

All other terms and conditions of this Policy remain unchanged.

Authorized Representative

Reinsurance Ltd.

Liberty Specialty Markets Agency Limited
141 Front Street
Hamilton HM 19, Bermuda
v: 441 279 7000

EXCESS FOLLOW FORM LIABILITY POLICY
DECLARATIONS

POLICY NO.: LSMAFL473348A

Item 1.	Insured:	Fidelity Fixed Income and Asset Allocation Funds (and others as more fully described in the Followed Policy)
	Insured Address:	c/o FMR LLC 88 Black Falcon Ave, First Floor, East Side, Suite 167, Mailzone V7E, Boston, MA 02210
Item 2.	Coverage Provided:	Excess Fund Directors and Officers/ Errors and Omissions Blend
Item 3.	Followed Policy:	Insurer: Berkshire Hathaway Specialty Insurance Company Policy number: 47-EPF-315881-04
Item 4.	Policy Period:	From 12:01 A.M. on July 1, 2024 To 12:01 A.M. on July 1, 2025 (Local time at the address shown in Item 1.)
Item 5.	Premium:	USD 32,500
Item 6.	Limit of Liability:	USD 2,500,000 Part of USD 25,000,000 or all covered loss under all coverages per claim and in the aggregate.
Item 7.	Underlying Policy Limits:	USD 150,000,000 (Underlying policies as bound and/or issued and on file with the Company, herein referred to as the "Underlying Policies") all covered loss under all coverages per claim and in the aggregate
Item 8.	Endorsements at issuance:	(1) 105.2 Quota Share Endorsement (2) MANU Tie-in of Limits Endorsement (3) 404.3 Sanctions Limitation Endorsement
Item 9.	Name and address for all notices under this policy:	
	(a) Claims: Or:	BermudaClaims@libertyglobalgroup.com Liberty Specialty Markets Agency Limited Attention: Claims Manager 141 Front Street Hamilton HM19, Bermuda
	(b) All other notices:	Liberty Specialty Markets Agency Limited Attention: Underwriting Department 141 Front Street Hamilton HM19, Bermuda

Liberty Specialty Markets

EXCESS FOLLOW FORM LIABILITY POLICY
DECLARATIONS

Item 10.	The Company:	Liberty Specialty Markets Agency Limited for and on behalf of subscribing Insurers as follows: 75 % Liberty Specialty Markets Bermuda Limited 25% Everen Specialty Ltd.
Item 11.	Declaration:	The subscribing Insurers' obligations under this Policy are several and not joint and are limited solely to the extent of their individual subscriptions. No subscribing Insurer is responsible for the subscription of any co-subscribing Insurer.

THESE DECLARATIONS, THE POLICY FORM AND ANY ENDORSEMENTS ATTACHED HERETO, TOGETHER WITH THE COMPLETED AND SIGNED APPLICATION, INCLUDING INFORMATION FURNISHED IN CONNECTION THEREWITH WHETHER DIRECTLY OR THROUGH PUBLIC FILING FOR THE FOLLOWED POLICY, ANY UNDERLYING POLICIES AND THIS POLICY, CONSTITUTE THE INSURANCE POLICY WHICH THE COMPANY HAS ISSUED IN RELIANCE UPON THE COMPLETENESS AND ACCURACY OF THE APPLICATION(S) AND OTHER INFORMATION PROVIDED TO THE COMPANY BY OR ON BEHALF OF THE INSURED.

____
Authorized Representative

EXCESS FOLLOW FORM LIABILITY POLICY

A. INSURING AGREEMENT

The Company shall indemnify the Insured for covered loss in accordance with the terms, conditions and limitations of the Followed Policy in effect at inception, as modified by and subject to the terms, conditions and limitations of this Policy in effect at inception. Notwithstanding the foregoing, this Policy shall not provide broader coverage than that provided by the Underlying Policies, or any policy issued by any participating quota share insurer, unless such broader coverage is specifically agreed to herein or in an endorsement attached hereto.

B. LIMIT OF LIABILITY

The Company's obligations under this Policy attach only after the Underlying Policy Limits have been reduced or exhausted through payments of covered loss by, on behalf of or in the place of the Insurers of the Underlying Policies pursuant to the terms and conditions of the Underlying Policies. This Policy shall continue in force as primary insurance only upon the exhaustion of the Underlying Policy Limits and payment of any applicable retention. This Policy shall recognize erosion of Underlying Policy Limits of an Underlying Policy through payment of covered loss by others pursuant to the terms and conditions of the Underlying Policy. The Company's obligations under this Policy shall not be increased, expanded or otherwise changed, nor shall the Insurer drop down or make payment by reason of the receivership, insolvency, or inability or the refusal to pay of any underlying insurer, or the cancellation of any of the Underlying Policies. Payments made under any State Amendatory endorsement or sub-limit of liability shall be deemed to apply toward exhaustion of the limits of liability of the Underlying Policies, but this Policy shall not follow such amendatory endorsement or sub-limit of liability. At all times, the risk of uncollectibility of any part of the Underlying Policy Limits, for any reason, is expressly retained by the Insured and any insureds, and is neither covered under this Policy nor assumed by the Company.

C. PUNITIVE DAMAGES

This Policy shall cover punitive damages notwithstanding whether or not punitive damages are insurable under the law(s) applicable to the Underlying Policies. The coverage afforded by this paragraph is included within, and does not increase the Limit of Liability. In the event any of the Underlying Policies do not cover punitive damages, the Insured shall be self-insured with respect to such damages.

D. CLAIMS

This Policy shall follow the claims provisions of the Followed Policy with notice hereunder being sent to the Company at either address stated in Item 9 (a) above. In matters regarding claims, the Company shall act on its own behalf with respect to the handling and settlement of any claim and shall have the right, but not duty, to effectively associate with the Insured regarding the investigation, defense, negotiation of settlement and settlement of any claim that is or reasonably could be covered in whole or in part by this Policy. The Insured shall do nothing that may prejudice the Company's position or potential rights of recovery.

Liberty Specialty Markets

EXCESS FOLLOW FORM LIABILITY POLICY

E. MODIFICATION AND CANCELLATION

Modification of any term, condition, limitation or exclusion of the Followed Policy or the Underlying Policies not agreed upon prior to the binding date of this Policy shall alter the terms of this Policy only upon the written consent of the Company. Written consent at the sole discretion of the Company by endorsement is required with respect to modifications which: (i) expand the coverage of an Underlying Policy, (ii) change the policyholder name or address, or (iii) modify premium. This Policy shall follow the cancellation terms of the Followed Policy, except that in the event the Company cancels this Policy for non-payment of premium this Policy shall be void ab initio.

F. CHOICE OF LAW

This Policy shall be construed and enforced in accordance with the applicable law as set forth in the Followed Policy. In the event the Followed Policy does not specify a choice of law, this Policy, shall be construed and enforced in accordance with the laws of the State of New York. Notwithstanding the foregoing, at all times Paragraph C above shall always be construed and enforced solely in accordance with the laws of Bermuda. Notwithstanding any law, rule of construction or Underlying Policy language to the contrary, the warranties, terms, conditions, exclusions and limitations of this Policy are to be construed in an evenhanded fashion between the Insurer and an insured.

G. ALTERNATIVE DISPUTE RESOLUTION AND STATE STATUTES

This Policy shall follow the Arbitration or Alternative Dispute Resolution (collectively “ADR”) terms of the Followed Policy. In the event the Followed Policy does not provide for ADR, then any dispute arising out of or in connection with this Policy shall be referred to and fully and finally resolved solely by Arbitration held in Hamilton, Bermuda under The Bermuda International Conciliation and Arbitration Act of 1993 (exclusive of the Conciliation Part of such act), as may be amended and supplemented, which Act is deemed incorporated by reference hereto, with the number of arbitrators being set at three and both parties agreeing to bear the costs of their own arbitrator with the remaining costs borne equally by both parties.

Notwithstanding any provision of the Followed Policy or Underlying Policies, this Policy shall not conform to the Statutes of any State of the United States of America, its territories, possessions or Puerto Rico and the Company does not consent to either the service of suit within the United States of America, its territories, possessions or Puerto Rico or the jurisdiction of any federal, territorial or state court of the United States of America, its territories, possessions or Puerto Rico.

IN WITNESS WHEREOF, the Company has caused this Policy to be signed by its duly appointed Authorized Representative on November 1, 2024.

Authorized Representative

Endorsement No.:	**1**
This endorsement, effective:	July 1, 2024 (at 12:01 A.M. prevailing time at the address of the Insured as shown in Item 1 of the Declarations)
Forms a part of Policy No.:	LSMAFL473348A
Issued to:	Fidelity Fixed Income and Asset Allocation Funds
By:	Liberty Specialty Markets Agency Limited

QUOTA SHARE ENDORSEMENT

In consideration of the premium charged, it is hereby understood and agreed that **Item 6**. Limit of Liability of the Declarations is deleted and replaced with the following:

ITEM 6. LIMIT OF LIABILITY: USD 2,500,000 quota share part of USD 25,000,000 for all covered loss under all coverages combined per claim and in the aggregate.

It is further understood and agreed that paragraph **A. INSURING AGREEMENT is** deleted and replaced with the following paragraph **A. INSURING AGREEMENT**:

A. INSURING AGREEMENT

The Company shall only indemnify the Insured for its percentage participation of covered loss in accordance with the terms, conditions and limitations the Followed Policy in effect at inception, as modified by and subject to the terms, conditions, limitations of this Policy in effect at inception. Notwithstanding the foregoing, this Policy shall not provide broader coverage that that provided by the Underlying Policies, or any policy issued by any participating quota share insurer, unless such broader coverage is specifically agreed to herein or in an endorsement attached hereto. It is further understood and agreed that paragraph **B. LIMIT OF LIABILITY** is deleted and replaced with the following paragraph **B. LIMIT OF LIABILITY**:

B. LIMIT OF LIABILITY

The Company's obligations under this Policy attach only after the Underlying Policy Limits have been reduced or exhausted through payments of covered loss by, on behalf of or in the place of the Insurers of the Underlying Policies pursuant to the terms and conditions of the Underlying Policies. This Policy shall continue in force as primary insurance only upon the exhaustion of the Underlying Policy Limits and payment of any applicable retention. This Policy shall recognize erosion of Underlying Policy Limits of an Underlying Policy through payment of covered loss by others pursuant to the terms and conditions of the Underlying Policy. The Company's obligations under this Policy shall not be increased, expanded or otherwise changed, nor shall the Insurer drop down or make payment by reason of the receivership, insolvency, or inability or the refusal to pay of any underlying insurer, or the cancellation of any of the Underlying Policies. Payments made under any State Amendatory endorsement, other quota share endorsement or sub-limit of liability shall be deemed to apply toward exhaustion of the limits of liability of the Underlying Policies, but this Policy shall not follow such amendatory endorsement, other quota share endorsement or sub-limit of liability. This Policy shall pay a maximum of 10% of USD 25,000,000 (USD 2,500,000) of all covered Loss excess of USD 150,000,000 subject to a maximum aggregate Limit of Liability of USD 2,500,000. The obligation of the Company to pay for loss is several and not joint of the obligation of any other participating quota share insurer or any other insurer. At all times, the risk of uncollectibility of any part of the Underlying Policy Limits, for any reason, is expressly retained by the Insured and any insureds, and is neither covered under this Policy nor assumed by the Company.

All other terms, conditions, limitations and exclusions of this Policy remain unchanged.

Authorized Representative

Endorsement No: **2**
This endorsement, effective: July 1, 2024
(at 12:01 A.M. prevailing time at the address of the Insured as shown in Item 1 of the Declarations)
forms a part of Policy No: LSMAFL473348A
Issued to: Fidelity Fixed Income and Asset Allocation Funds
by: Liberty Specialty Markets Agency Limited

TIE-IN OF LIMITS ENDORSEMENT

In consideration of the premium charged, it is hereby understood and agreed that the following is added to this Policy:

Notwithstanding anything above to the contrary, with regard to any claims or losses for which coverage is simultaneously afforded, in whole or in part, under this Policy (Policy number LSMAFL473348A) and policy number LSMAFL473350A or any extension or renewal thereof, the total aggregate limit of said policies shall be no more than USD 2,500,000.

All other terms, conditions, limitations and exclusions of this Policy remain unchanged.

____
Authorized Representative

Endorsement No.:	**3**
This endorsement, effective:	July 1, 2024 (at 12:01 A.M. prevailing time at the address of the Insured as shown in Item 1 of the Declarations)
Forms a part of Policy No.:	LSMAFL473348A
Issued to:	Fidelity Fixed Income and Asset Allocation Funds
By:	Liberty Specialty Markets Agency Limited

SANCTIONS LIMITATION ENDORSEMENT

No (re)insurer shall be deemed to provide cover and no (re)insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that (re)insurer to any sanction, prohibition or restriction under United Nations' resolutions or the trade or economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

All other terms, conditions, limitations and exclusions of this Policy remain unchanged.

Authorized Representative

Date Issued: DARFT

Home Office:
One West Nationwide Blvd.
Columbus, OH 43215
Administrative Office:
18700 North Hayden Road
Scottsdale, AZ 85255

January 23, 2025

Mary Coughlin
Willis
Willis Towers Watson Northeast, Inc.
75 Arlington Street
Floor 10, MA 02116

RE: Fidelity Fixed Income & Asset Allocation
Policy Number: XMF2410841
Liability Limit: $2,500,000 Part of $25,000,000 Excess of $150,000,000

Dear Mary,

Nationwide is pleased to provide you with the enclosed Fidelity Fixed Income & Asset Allocation Policy, with effective dates 07/01/2024 to 07/01/2025, issued by Freedom Specialty Insurance Company ("the Company") to the above captioned insured.

As requested, the Policy has been issued despite the fact that Nationwide has not received all of the Underlying Excess policy(ies)/endorsements.

As you are aware, the binder for this Policy may contain a subjectivity(ies) regarding receipt, review and acceptance of complete copies of the binders for all of the Underlying Excess policies, as well as complete copies of all of the policies themselves. If applicable, please forward complete copies of all of the policies to my attention as soon as possible.

The Company fully reserves its rights to amend the Policy in the event that any inconsistencies exist between the binders related to the policies and the policies when issued. In addition, by issuing the Policy, the Company does not waive any rights or defenses it may have in connection with the Policy, nor is it stopped from asserting all or any defenses that may be available to it with regard to the Policy.

If you have any questions or concerns, please do not hesitate to contact me.

Sincerely,

Nicole Young

Enclosures

Underwritten by: Freedom Specialty Insurance Company
Home Office: One West Nationwide Boulevard · Columbus, Ohio 43215
Administrative Office: 18700 North Hayden Road · Scottsdale, Arizona 85255
1-800-423-7675 · A Stock Company

EXCESS INSURANCE POLICY

DEPENDING UPON THE TERMS OF THE FOLLOWED POLICY, THIS POLICY MAY APPLY ONLY TO CLAIMS FIRST MADE DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD, IF APPLICABLE, AND THE LIMIT OF LIABILITY MAY BE REDUCED BY PAYMENT OF DEFENSE COSTS. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

DECLARATIONS

Item 1. **Named Insured &** Mailing Address: FIDELITY FIXED INCOME & ASSET ALLOCATION
C/O FMR LLC
FIRST FLOOR, EAST SIDE, SUITE 167, MAILZONE V7E
BOSTON, MA 02210

Policy No.: XMF2410841
Agent No.: 20408
Renewal No.: NEW

Item 2. Aggregate Limit of Liability (maximum amount payable by the **Insurer** under this Policy): $2,500,000 Part of $25,000,000

Item 3. **Policy Period:**
07/01/2024 to 07/01/2025 12:01 A.M. local time at **Named Insured's** Mailing Address

Item 4. Schedule of **Underlying Policies:**
"Followed Policy" means the policy or coverage section identified below in the Schedule of **Underlying Policies,** as constituted at its inception (unless the **Insurer** consents to any change thereto by written endorsement to this Policy).

Followed Policy	Underlying Insurer	Underlying Policy	Limit of Liability	Policy Period
☒	**BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY**	47-EPF-315881-03	$10,000,000	07/01/2024 - 07/01/2025

DEDUCTIBLE/RETENTION: $5,000,000

SEE FORM UTF-358 12-07 FOR COMPLETE SCHEDULE OF UNDERLYING POLICIES

"Underlying Limits" means the following amount: $150,000,000

"Underlying Policies" means all policies or coverage sections of policies identified in the above Schedule of **Underlying Policies,** as constituted at their inception (unless the **Insurer** consents to any change thereto by written endorsement to this Policy). **"Underlying Insurer"** means any insurer identified in the above Schedule of **Underlying Policies** as issuing an **Underlying Policy.**

Item 5. **Premium:** $32,500 **Terrorism Premium:** $0 **Total Premium:** $32,500

Item 6. Pending and Prior Litigation Date (in accordance with **Followed Policy,** but date may differ): As Expiring
Continuity Date (in accordance with **Followed Policy,** but date may differ):

Item 7. Endorsements Effective at Inception:

SEE SCHEDULE OF FORMS AND ENDORSEMENTS

Nationwide®

Item 8. Notice of Claims to:	Other Notices to:
Freedom Specialty Insurance Company Claim Department PO Box 182452 Columbus, Ohio 43218-2452 mlsreportaloss@nationwide.com	Freedom Specialty Insurance Company Claim Department PO Box 182452 Columbus, Ohio 43218-2452 mlsreportaloss@nationwide.com

These Declarations, together with the application (as defined in the **Followed Policy**) and any information submitted therewith, the Policy, and any written endorsement(s) attached thereto, shall constitute the contract between the **Insureds** and the **Insurer.**

Nationwide®

Underwritten by: Freedom Specialty Insurance Company
Home Office: One Nationwide Plaza · Columbus, Ohio 43215
Administrative Office: 18700 North Hayden Road · Scottsdale, Arizona 85255
1-800-423-7675 · A Stock Company

In Witness Whereof, the Company has caused this policy to be executed and attested.

Secretary

President

The information contained herein replaces any similar information contained elsewhere in the policy.

FREEDOM SPECIALTY
INSURANCE COMPANY®
a Nationwide Insurance® company

A Stock Insurance Company, herein called the **Insurer**

EXCESS INSURANCE POLICY

UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY APPLIES ONLY TO CLAIMS FIRST MADE AGAINST THE INSURED DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD. THE LIMIT OF LIABILITY SHALL BE REDUCED AND MAY BE EXHAUSTED BY PAYMENT OF DEFENSE COSTS.

In consideration of the payment of the premium and in reliance upon the application (as defined in the **Followed Policy**) and any information submitted therewith, and subject to the Declarations and terms and conditions of this Policy, the persons and entities entitled to coverage under the **Followed Policy** (the **"Insureds"**) and the **Insurer** agree as follows:

I. INSURING AGREEMENT

The **Insurer** shall provide insurance coverage excess of the **Underlying Limits** in accordance with the same terms, definitions, conditions, exclusions and limitations as are contained in the **Followed Policy,** except with respect to the premium, the limit of liability and as otherwise provided herein.

II. DEFINITIONS

A. **"DIC Insurer"** means any insurer which wrote a difference-in-conditions policy excess of this Policy that drops down to pay any amount due under the **Underlying Policies** pursuant to the difference-in-conditions provisions of such policy; provided, however, any such policy issued by such insurer shall not be considered one of the **Underlying Policies.**

B. **"Financial Insolvency"** means the status of any **Underlying Insurer** being subject to the appointment, by any state, federal or foreign official, agency or court, of any receiver, conservator, liquidator, trustee, rehabilitator or similar official to take control of, supervise, manage or liquidate such **Underlying Insurer.**

III. REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS

A. The **Insurer** shall not provide any coverage under this Policy until the full amount of the **Underlying Limits** has been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of amounts covered under the terms of the **Underlying Policies** by any or all of the following:

(1) the **Underlying Insurers** under the **Underlying Policies;**

(2) the **Insured;** or

(3) a **DIC Insurer,** in the event the difference-in-conditions policy written by such **DIC Insurer** drops down to pay any amount due under the **Underlying Policies.**

B. In the event that the **Underlying Limits** are partially reduced by reason of actual payments as described in Section **III.A.** above, then subject to the Limit of Liability this Policy shall continue to apply as excess over the reduced **Underlying Limits.**

C. In the event that the **Underlying Limits** are wholly exhausted by reason of actual payments as described in Section **III.A.** above (and the full amount of any applicable deductible or uninsured retention has been paid under the **Followed Policy** by the **Insured** or others), then subject to the Limit of Liability this Policy shall continue to apply as primary insurance in accordance with the terms, definitions, conditions, exclusions and limitations of the **Followed Policy** and the terms, definitions, conditions, exclusions and limitations of this Policy; provided always that this Policy shall only pay excess of such deductible or retention, which shall be applied in the same manner as specified in the **Followed Policy.**

D. This Policy shall only pay in the event of the reduction or exhaustion of the **Underlying Limits** by reason of actual payments as described in Section **III.A.** above and shall not drop down for any other reason, including but not limited to the existence of any sub-limit in any **Underlying Policy;** provided, however, this Policy will recognize erosion of any of the **Underlying Policies** due to the existence of a sub-limit.

E. The **Insureds** expressly retain the risk of any gap in coverage or uncollectibility and the **Insurer** does not in any way insure or assume such risk.

IV. CONDITIONS OF COVERAGE

A. As a condition precedent to this Policy's coverage, in the event of the **Financial Insolvency** of any of the **Underlying Policies** or the reduction or exhaustion of any of the **Underlying Policies,** the **Insureds** shall notify the **Insurer** in writing as soon as practicable thereafter, with full particulars.

B. If during the **Policy Period** or any discovery or extended reporting period, any terms, definitions, conditions, exclusions and limitations of the **Followed Policy** are changed, this Policy shall not be subject to such change unless the **Insurer** consents by written endorsement to this Policy.

FREEDOM SPECIALTY
INSURANCE COMPANY®

SCHEDULE OF FORMS AND ENDORSEMENTS

Policy No. XMF2410841 Effective Date 07/01/2024

12:01 A.M. Standard Time

Named Insured Fidelity Fixed Income & Asset Allocation Agent No. 20408

XMF-D-2	08-22	EXCESS INSURANCE POLICY DECLARATIONS
UTF-COVPG	03-21	COVER PAGE
XMF-P-2	07-10	EXCESS INSURANCE POLICY
UTF-SP-2	06-11	SCHEDULE OF FORMS AND ENDORSEMENTS
UTF-358	12-07	SCHEDULE OF UNDERLYING POLICIES
XMF-207	08-17	AMEND REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS-LOSS
XMF-202	08-17	AMEND CONDITIONS OF COVERAGE
UTF-3G	03-92	AMEND CONDITIONS OF COVERAGE - AS EXPIRING
XMF-232	08-17	QUOTA SHARE ENDORSEMENT
UT-3G	06-24	TIE IN OF LIMITS ENDORSEMENT (TIE IN WITH BOND)
NOTF0442CW	03-22	U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS
NOTF0602MA-POL	03-21	POLICYHOLDER DISCLOSURE-MASSACHUSETTS NOTICE OF TERRORISM INSURANCE COVERAGE

FREEDOM SPECIALTY
INSURANCE COMPANY®

SCHEDULE OF UNDERLYING POLICIES

Policy No. XMF2410841 Effective Date 07/01/2024
12:01 A.M. Standard Time

Named Insured Fidelity Fixed Income & Asset Allocation Agent No. 20408

SCHEDULE OF UNDERLYING INSURANCE :

Issuing Insurer	Policy Number	Limit of Liability	Attachment Point
PRIMARY POLICY (FOLLOWED): BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY	47-EPF-315881-03	$10,000,000	SEE FOLLOWED POLICY RETENTIONS
1st EXCESS: ACE AMERICAN INSURANCE COMPANY	G23656280 016	$10,000,000	$10,000,000
2nd EXCESS: NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA	01-240-58-16	$10,000,000	$20,000,000
3rd EXCESS: ICI MUTUAL INSURANCE COMPANY, RRG	87153123D	$10,000,000	$30,000,000
4th EXCESS: ALLIED WORLD ASSURANCE COMPANY, AG	C014841/013	$10,000,000	$40,000,000
5th EXCESS: QBE INSURANCE CORPORATION	130005115	$10,000,000	$50,000,000
6th EXCESS: TRAVELERS CASUALTY AND SURETY COMPANY OF AMERICA	106547114	$10,000,000	$60,000,000
7th EXCESS: CONTINENTAL CASUALTY COMPANY	1000059076231	$10,000,000	$70,000,000
8th EXCESS: STARR INDEMNITY & LIABILITY COMPANY	287273571	$10,000,000	$80,000,000
9th EXCESS: AXIS INSURANCE COMPANY	P-001-000158031-04	$5,000,000	$90,000,000
10th EXCESS: ZURICH AMERICAN INSURANCE COMPANY	EOC 0905341-00	$5,000,000	$95,000,000
11th EXCESS: **QUOTA SHARE** MAXIMUM AGGREGATE LIMIT: $50,000,000			
MOSAIC SYNDICATE 1609	13013P24	$5,000,000 PART OF $50,000,000	$100,000,000
FREEDOM SPECIALTY INSURANCE COMPANY	XMF2400061	$10,000,000 PART OF $50,000,000	
TWIN CITY FIRE INSURANCE COMPANY	08 DA 0252123 24	$10,000,000 PART OF $50,000,000	

FREEDOM SPECIALTY
INSURANCE COMPANY®

SCHEDULE OF UNDERLYING POLICIES

Policy No. XMF2410841 Effective Date 07/01/2024

12:01 A.M. Standard Time

Named Insured Fidelity Fixed Income & Asset Allocation Agent No. 20408

SCHEDULE OF UNDERLYING INSURANCE (continued):			
Issuing Insurer	**Policy Number**	**Limit of Liability**	**Attachment Point**
HOUSTON CASUALTY COMPANY	24-MGU-24-A58942	$8,000,000 PART OF $50,000,000	
EVEREST NATIONAL INSURANCE COMPANY	FL5EX00305-241	$7,000,000 PART OF $50,000,000	
IRONSHORE INDEMNITY INC.	IA7NAB095J005	$5,000,000 PART OF $50,000,000	
XL SPECIALTY INSURANCE COMPANY	ELU197867-24	$5,000,000 PART OF $50,000,000	

Underwritten by Freedom Specialty Insurance Company

ENDORSEMENT NO. 1

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMF2410841	07/01/2024	Fidelity Fixed Income & Asset Allocation	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS—LOSS

In consideration of the premium charged, it is hereby understood and agreed that Section III. **REDUCTION OR EXHAUSTION OF UNDERLYING INSURANCE,** subsection A. is deleted in its entirety and replaced with the following:

A. The **Insurer** shall not provide any coverage under this Policy until the full amount of the **Underlying Limits** has been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of **Loss** under the terms of the **Underlying Policies** by any or all of the following:

(1) The **Underlying Insurers** under the **Underlying Policies;**

(2) The **Insured,** including payments made on behalf of the **Insured;**

(3) A **DIC Insurer,** in the event the difference-in-conditions policy written by such **DIC Insurer** drops down to pay any amount due under the **Underlying Policies;** or

(4) Any third-party.

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE / DATE

ENDORSEMENT NO. 2

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMF2410841	07/01/2024	Fidelity Fixed Income & Asset Allocation	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND CONDITIONS OF COVERAGE

In consideration of the premium charged, it is hereby understood and agreed that Section IV.A. **CONDITIONS OF COVERAGE** is deleted in its entirety and replaced by the following:

A. In the event of the **Financial Insolvency** of any of the **Underlying Policies** or the reduction or exhaustion of any of the **Underlying Policies,** the **Insureds** shall notify the **Insurer** in writing as soon as practicable thereafter, with full particulars.

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE / DATE

FREEDOM SPECIALTY
INSURANCE COMPANY®

ENDORSEMENT NO. 3

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMF2410841	07/01/2024	Fidelity Fixed Income & Asset Allocation	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND CONDITIONS OF COVERAGE

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

In consideration of the premium paid, it is hereby understood and agreed that Section **IV. CONDITIONS OF COVERAGE,** of this Policy is amended by adding the following:

C. In the event a coverage dispute arises between the **Insured** and the **Insurer** of this Policy in relation to matters that are also the subject of a dispute with an **Underlying Insurer**, then at the **Insured's** election, those disputes shall be heard together in the same court or arbitration proceedings

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE DATE

ENDORSEMENT NO. 4

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMF2410841	07/01/2024	Fidelity Fixed Income & Asset Allocation	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

QUOTA SHARE ENDORSEMENT

In consideration of the premium paid, it is hereby understood and agreed that:

1. This Policy is part of a quota share participation arrangement between the Participating Insurers and the **Insured** (the "Program") which provides a $25,000,000 **Limit of Liability** excess of the **Underlying Limits** as follows:

Participating Insurer	Participating Insurer's Policy Number	Participating Insurer's Limit of Liability	Participating Insurer's Percentage
Freedom Specialty Insurance Company	XMF2410841	$2,500,000	10.00%
Berkley Professional Liability	BPRO8116229	$5,000,000	20.00%
Twin City Fire Insurance Company	08 DC 0665819-24	$5,000,000	20.00%
Allianz Global Risks US Specialty Insurance	USF05426524	$2,500,000	10.00%
Liberty Specialty Markets Bermuda Limited	LSMAFL473348A	$2,500,000	10.00%
Arch Insurance (Bermuda)	BFI0070459-00	$2,500,000	10.00%
Endurance American Insurance Company	FIX30063561700	$2,500,000	10.00%
Old Republic Insurance Company	ORPRO 13 102508	$2,500,000	10.00%

2. Each Participating Insurer shall be liable only for its own percentage of each covered **Loss,** subject to its own **Limit of Liability.**
3. Each Participating Insurer shall:
   A. receive notice of any **Claim** submitted for coverage under the Program;
   B. make its own determination of whether loss is covered under the Program; and
   C. elect whether to participate in the investigation, settlement or defense of any **Claim.**
4. The liability of each Participating Insurer shall be several and not joint. The failure, refusal or inability of any Participating Insurer to pay covered **Loss,** including, without limitation, an inability based upon

insolvency, shall not increase or otherwise affect the liability of any other Participating Insurer. The **Insured** expressly retains the risk of any gap in coverage or uncollectibility and the **Insurer** does not in any way insure or assume such risk.

5. Item 2. of the Declarations is deleted in its entirety and replaced by the following:

   Item 2. See Excess Policy--Quota Share Endorsement

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE / DATE

Underwritten by National Casualty Company

ENDORSEMENT NO. 5

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMF2410841	07/01/2024	Fidelity Fixed Income & Asset Allocation	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

TIE-IN OF LIMITS ENDORSEMENT

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

In consideration of the premium paid, it is hereby understood and agreed that there shall be a combined limit of liability of $2,500,000 for all **Claims** under this policy and all **Claims** under policy number ***XJO2408998*** issued by the **Company** to all fidelity funds bonds, including any policy that renews or replaces or succeeds in time either policy, which combined limit of liability shall be the maximum amount payable by the **Company** under all such policies.

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE / DATE

Freedom Specialty Insurance Company

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of this Policy. Read this policy and review the Declarations page for complete information on the coverages provided.

This Notice provides information concerning possible impact on this Policy's insurance coverage due to directives issued by the Office of Foreign Assets Control ("OFAC"). **Please read this Notice carefully.**

OFAC administers and enforces sanctions policy, based on Presidential declarations of "national emergency." OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons." This list can be located on the United States Treasury's website: http://www.treas.gov/ofac/

In accordance with OFAC regulations, if it is determined that any insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

Underwritten by Freedom Specialty Insurance Company
A Stock Insurance Company

POLICYHOLDER DISCLOSURE-MASSACHUSETTS
NOTICE OF TERRORISM INSURANCE COVERAGE

NO PREMIUM CHARGE FOR TERRORISM COVERAGE

COPY OF DISCLOSURE SENT WITH ORIGINAL QUOTE

TERRORISM RISK INSURANCE ACT

You are hereby notified that the Terrorism Risk Insurance Act of 2002, as amended pursuant to the Terrorism Risk Insurance Program Reauthorization Act of 2019, effective January 1, 2021 (collectively referred to as "TRIA" or the "Act"), established a program within the Department of the Treasury under which the federal government shares, with the insurance industry, the risk of loss from future terrorist attacks. Under the Act, you have a right to an offer of insurance coverage for losses arising out of acts of terrorism. As defined in Section 102(1) of the Act: The term "certified acts of terrorism" means any act that is certified by the Secretary of the Treasury-in consultation with the Secretary of Homeland Security, and the Attorney General of the United States-to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States government by coercion.

DISCLOSURE OF FEDERAL SHARE OF COMPENSATION

You should know that where coverage is provided by this policy for losses resulting from "certified acts of terrorism," such losses may be partially reimbursed by the United States government under a formula established by federal law. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States government agrees to reimburse eighty percent (80%) of covered terrorism losses that exceed the statutorily established deductible paid by the insurance company providing the coverage. There is no premium charged for terrorism coverage, as indicated below.

CAP ON LOSSES FROM "CERTIFIED ACTS OF TERRORISM"

You should also know that the Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits United States government reimbursement as well as insurers' liability for losses resulting from "certified acts of terrorism" when the amount of such losses in any one calendar year exceeds $100 billion. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

$0 PREMIUM DISCLOSURE

In accordance with the Act, we are required to offer you coverage for losses resulting from an act of terrorism that is certified under TRIA as an act of terrorism. The policy's other provisions will still apply to such an act. We are further required to provide you with a notice disclosing the portion of your premium, if any, attributable to coverage for terrorist acts certified under the Terrorism Risk Insurance Act.

The portion of your annual premium that is attributable to coverage for "certified acts of terrorism" pursuant to TRIA is **$0 (zero),** and does not include any charges for the portion of losses covered by the United States government under the Act.

OLD REPUBLIC INSURANCE COMPANY

Excess Liability Insurance Policy

Issuing and Policyholder Servicing Office:

Old Republic Professional Liability, Inc.
191 North Wacker Drive, Suite 1000
Chicago, IL 60606
Tel: (312) 750-8800
Fax: (312) 750-8965
www.oldrepublicpro.com

OLD REPUBLIC INSURANCE GROUP

OLD REPUBLIC INSURANCE COMPANY

Mt. Pleasant, Pennsylvania

Declarations
Excess Policy

Important Notice
This is a claims made policy that applies only to **Claims** first made during the **Policy Period** or the Extended Reporting Period, if exercised. Defense costs shall be applied against the retention, if applicable. Defense costs paid by the Insurer shall reduce and may completely exhaust the Limit of Liability of the Policy.
Please read the entire Policy carefully.

Policy Number: ORPRO 13 102508 Previous Number:

Item 1. **Parent Company and Address**:

Fidelity Fixed Income and Asset Allocation Funds
c/o FMR LLC
88 Black Falcon, First Floor, East Side, Ste 167, Mailzone V7E
Boston, MA 02210

Item 2. **Policy Period**: From: July 1, 2024 To: July 1, 2025
12:01 a.m. local time at the address shown in Item 1.

Item 3. **Limit of Liability**: $2,500,000 part of $25,000,000

Maximum aggregate liability for the **Policy Period.**

Item 4. **Underlying Policies**:

(A) **Primary Policy**

Insurer:	Berkshire Hathaway Specialty Insurance Company
Policy Number:	47-EPF-315881-04
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000
Deductible:	$5,000,000

(B) Other **Underlying Policy(ies)**

1st Excess

Insurer:	ACE American Insurance Company
Policy Number:	DOX G23656280 017
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000

2nd Excess

Insurer:	National Union Fire Insurance Company of Pittsburgh, PA.
Policy Number:	01-307-65-49
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000

3rd Excess

Insurer:	ICI Mutual Insurance Company
Policy Number:	87153124D
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000

4th Excess

Insurer:	Allied World Assurance Company, AG
Policy Number:	C014841/014
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000

5th Excess

Insurer:	QBE Insurance Corporation
Policy Number:	130005115
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000

6th Excess

Insurer:	Travelers Casualty and Surety Company of America
Policy Number:	106547114
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000

7th Excess

Insurer:	Continental Casualty Company
Policy Number:	287273571
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000

8th Excess

Insurer:	Starr Indemnity & Liability Company
Policy Number:	1000059076241
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000

9th Excess

Insurer:	AXIS Insurance Company
Policy Number:	P-001-000158031-05

Policy Period: July 1, 2024 to July 1, 2025
Limit of Liability: $5,000,000

10th Excess
Insurer: Zurich American Insurance Company
Policy Number: EOC 0905341-01
Policy Period: July 1, 2024 to July 1, 2025
Limit of Liability: $5,000,000

11th Excess
Insurer: London/Lloyds Syndicates (Mosaic)
Policy Number: B080113013P24
Policy Period: July 1, 2024 to July 1, 2025
Limit of Liability: $5,000,000 part of $50,000,000

11th Excess
Insurer: Freedom Specialty Insurance Company
Policy Number: XMF2400061
Policy Period: July 1, 2024 to July 1, 2025
Limit of Liability: $10,000,000 part of $50,000,000

11th Excess
Insurer: Twin City Fire Insurance Co.
Policy Number: 08 DA 0252123 24
Policy Period: July 1, 2024 to July 1, 2025
Limit of Liability: $10,000,000 part of $50,000,000

11th Excess
Insurer: U.S. Specialty Insurance Company
Policy Number: 24-MGU-24-A58942
Policy Period: July 1, 2024 to July 1, 2025
Limit of Liability: $8,000,000 part of $50,000,000

11th Excess
Insurer: Everest National Insurance Company
Policy Number: FL5EX00719-241
Policy Period: July 1, 2024 to July 1, 2025
Limit of Liability: $7,000,000 part of $50,000,000

11th Excess
Insurer: Ironshore Indemnity Inc.
Policy Number: IA7NAB095J005
Policy Period: July 1, 2024 to July 1, 2025
Limit of Liability: $5,000,000 part of $50,000,000

11th Excess

Insurer:	XL Specialty Insurance Company
Policy Number:	ELU197867-24
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$5,000,000 part of $50,000,000

Item 5. **Extended Reporting Period**:

(A) Additional Premium: 150.00% of Annualized Policy Premium

(B) Additional Period: 12 months

Item 6. **Premium**: $32,500

Item 7. **Notice to Insurer**:

Notice of **Claims** or Potential **Claims**:

Old Republic Professional Liability, Inc.
Attention: Claims Department
191 North Wacker Drive, Suite 1000
Chicago, Illinois 60606
Fax: 312-750-8965
E-Mail: ClaimNotice@oldrepublicpro.com

All Other Notices:

Old Republic Professional Liability, Inc.
Attention: Underwriting Department
191 North Wacker Drive, Suite 1000
Chicago, Illinois 60606
Fax: 312-750-8965

Item 8. **Forms/Endorsements Effective at Inception**:
Policy Jacket, ORUG-91 (11/2011), Endorsements #1 - D91015 (11/2017); #2 - D91038 (11/2017); #3 - D91046-C (11/2017); #4 - D91048 (11/2017); #5 - D91051 (11/2017); #6 - D91059 (11/2017).

In witness whereof, the Insurer issuing this Policy has caused this Policy to be signed by its authorized officers, but it shall not be valid unless also signed by the duly authorized representative of the Insurer.

Date: January 23, 2025

Authorized Representative

OLD REPUBLIC INSURANCE COMPANY

EXCESS POLICY

In consideration of the payment of premium and in reliance upon any application, materials or information provided to Old Republic Insurance Company ("Insurer") in connection with underwriting this Policy, or included within the application for the **Primary Policy** (as may be defined therein), all of which are hereby incorporated into this Policy, and subject to all of the terms, conditions and exclusions of this Policy, the Insurer and the **Insureds** agree as follows:

I. INSURING AGREEMENT

Except as otherwise stated in this Policy, the Insurer shall provide the **Insureds** with insurance in accordance with the terms, conditions, warranties and exclusions set forth in the **Primary Policy** and, to the extent coverage is further limited or restricted thereby, in any other **Underlying Policy**. Liability shall attach to the Insurer only after the insurers of the **Underlying Policies**, the **Insureds**, any excess "difference-in-conditions" insurer or any other source pay in legal currency loss covered under the **Underlying Policies** equal to the full amount of the **Underlying Limit**. The Insurer's maximum aggregate liability for all **Loss** covered under this Policy shall be the aggregate Limit of Liability as stated in Item 3. of the Declarations.

II. CONDITIONS

A. If any **Underlying Policy** contains a specific grant of coverage that is subject to a sublimit of liability, then coverage under this Policy shall not apply to any **Loss** which is otherwise subject to such grant of coverage. However, any such **Loss** paid under the **Underlying Policies** shall reduce or exhaust the **Underlying Limit** for purposes of this Policy.

B. If during the **Policy Period** or any Extended Reporting Period the **Underlying Policies** are changed to broaden or expand coverage, the Insurer shall not be liable under this Policy to a greater extent than it would have been without such change unless the Insurer agrees in writing to such broader or expanded coverage and the **Insureds** pay any additional premium required by the Insurer therefor. If any **Underlying Policy** is terminated during the **Policy Period** or any Extended Reporting Period or becomes uncollectable, the Insurer shall not be liable under this Policy to a greater extent than it would have been had such **Underlying Policy** been maintained and was collectable.

C. Any amount recovered by or on behalf of the **Insureds** after payment under this Policy, less the cost of obtaining the recovery, shall be applied first to amounts paid in excess of this Policy, then to amounts paid under this Policy, and then to amounts paid within the **Underlying Limit**.

D. Any notice to the Insurer under this Policy shall be given at the same time and in the same manner required by the terms and conditions of the **Primary Policy** regardless of the amount of the **Claim** or the **Underlying Limit**, and shall be given at the respective address shown in Item 7. of the Declarations. Any notice to the insurer of an **Underlying Policy** shall not constitute notice to the Insurer unless also given to the Insurer as provided above.

E. The Insurer may, at its sole discretion, fully and effectively associate with the **Insureds**, and the **Insureds** shall fully cooperate with the Insurer, in the investigation, defense or settlement of any **Claim** or potential **Claim** reported to the Insurer under this Policy even if the **Underlying Limit** has not been exhausted. No action by any other insurer shall bind the Insurer under this Policy.

III. DEFINITIONS

When used in this Policy either in the singular or in the plural:

A. **Claim** and **Loss** shall have the same meaning as set forth in the **Primary Policy**.

B. **Primary Policy** and **Underlying Policies** means the policies designated as such in the Declarations.

C. **Insureds** means the entities and natural persons insured under the **Primary Policy**.

D. **Policy Period** means the period of time designated in Item 2. of the Declarations, subject to prior termination.

E. **Underlying Limit** means an amount equal to the total limits of liability of all **Underlying Policies**, as set forth in the Declarations, plus any applicable retention or deductible under the **Underlying Policies**.

OLD REPUBLIC INSURANCE COMPANY

PENDING OR PRIOR LITIGATION EXCLUSION

This endorsement modifies coverage provided under the following:

EXCESS POLICY

It is understood and agreed that coverage under this Policy shall be in accordance with and subject to the terms of the Pending or Prior Litigation exclusion in the **Primary Policy** and, to the extent coverage is further limited or restricted thereby, in any other **Underlying Policies**, except that the applicable date referenced in such exclusion shall be the date stated in such **Primary Policy** or **Underlying Policy** exclusion or July 1, 2024, whichever is later.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
1	ORPRO 13 102508	Fidelity Fixed Income and Asset Allocation Funds	

OLD REPUBLIC INSURANCE COMPANY

QUOTA SHARE ENDORSEMENT

This endorsement modifies coverage provided under the following:

EXCESS POLICY

It is understood and agreed:

1. This Policy is part of a quota share layer of insurance coverage for the **Insureds**, which consists of the following participants:

Insurer	Limit of Liability
Berkley Pro Insurance Company	$5,000,000
Twin City Fire Insurance Co.	$5,000,000
Freedom Specialty Insurance Company	$2,500,000
Liberty Specialty Markets Agency Ltd.	$2,500,000
Allianz Global Risks US Insurance Company	$2,500,000
Arch Reinsurance Ltd	$2,500,000
Endurance American Insurance Company	$2,500,000
Old Republic Insurance Company	$2,500,000
Total Quota Share Layer Limit of Liability:	$25,000,000

The Insurer shall be liable only for such portion of any covered **Loss** as this Policy's aggregate Limit of Liability as set forth above bears to the total quota share layer limit of liability as set forth above. In no event shall the Insurer be liable for an amount greater than such portion of covered **Loss**, whether or not the other insurer(s) in the quota share layer pay their respective portion of such **Loss**.

2. The Insurer shall separately have all of the rights granted to the Insurer under this Policy and/or any **Underlying Policy** with respect to any **Claim**, including without limitation the right to consent to any defense costs, settlement or other **Loss** and the right to participate in the investigation, settlement or defense of any covered **Claim**. No other insurer shall exercise any such rights on behalf of the Insurer without the express written consent of the Insurer. In addition, the **Insureds** shall give any notice under this Policy to the Insurer, and any notice given to any other insurer shall not constitute notice to the Insurer.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
2	ORPRO 13 102508	Fidelity Fixed Income and Asset Allocation Funds	

OLD REPUBLIC INSURANCE COMPANY

AMEND SECTION I. INSURING AGREEMENT VERSION C

This endorsement modifies coverage provided under the following:

EXCESS POLICY

It is understood and agreed that Section I. of the Policy is deleted in its entirety and replaced with the following:

I. INSURING AGREEMENT

Except as otherwise stated in this Policy, the Insurer shall provide the **Insureds** with insurance in accordance with the terms, conditions, warranties and exclusions set forth in the **Primary Policy.** Liability shall attach to the Insurer only after the insurers of the **Underlying Policies,** the **Insureds,** any excess "difference-in-conditions" insurer and/or any other source pay in legal currency **Loss** under the **Underlying Policies** equal to the full amount of the **Underlying Limit.** The Insurer's maximum aggregate liability for all **Loss** covered under this Policy shall be the aggregate Limit of Liability as stated in Item 3. of the Declarations.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
3	ORPRO 13 102508	Fidelity Fixed Income and Asset Allocation Funds	

OLD REPUBLIC INSURANCE COMPANY

AMEND SECTION II.

This endorsement modifies coverage provided under the following:

EXCESS POLICY

It is understood and agreed that:

1. Section II. C. is deleted in its entirety.

2. Section II. E. is deleted in its entirety and replaced with the following:

   E. The Insurer may, at its sole discretion, fully and effectively associate with the **Insureds,** and the **Insureds** shall fully cooperate with the Insurer, in the investigation, defense or settlement of any **Claim** or potential **Claim** reported to the Insurer under this Policy even if the **Underlying Limit** has not been exhausted, provided the failure of one natural person **Insured** to comply with this provision shall not impair the rights of any other natural person **Insured** under this Policy. No action by any other insurer shall bind the Insurer under this Policy.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
4	ORPRO 13 102508	Fidelity Fixed Income and Asset Allocation Funds	

OLD REPUBLIC INSURANCE COMPANY

STATE AMENDATORY INCONSISTENCY

This endorsement modifies coverage provided under the following:

EXCESS POLICY

It is understood and agreed that in the event that there is an inconsistency between a state amendatory endorsement attached to this Policy and any other term or condition of this Policy (including without limitation any other term or condition of any **Underlying Policy** which is followed by this Policy), then where permitted by law the Insurer shall apply whichever of such inconsistent terms and conditions which are more favorable to the **Insureds.**

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
5	ORPRO 13 102508	Fidelity Fixed Income and Asset Allocation Funds	

OLD REPUBLIC INSURANCE COMPANY

TIE-IN LIMITS ENDORSEMENT

This endorsement modifies coverage provided under the following:

EXCESS POLICY

It is understood and agreed that, notwithstanding anything in this Policy to the contrary, the **Underlying Limit** shall be eroded or exhausted if and to the extent any insurance company pays loss under a policy other than an **Underlying Policy** and such payment erodes or exhausts the limit of liability of an **Underlying Policy.**

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
6	ORPRO 13 102508	Fidelity Fixed Income and Asset Allocation Funds	

OLD REPUBLIC INSURANCE COMPANY

INSURANCE IS PROVIDED BY
THE COMPANY DESIGNATED ON THE DECLARATIONS PAGE

IN WITNESS WHEREOF, we have caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by our authorized representative.

OLD REPUBLIC INSURANCE COMPANY
631 Excel Drive
Mt. Pleasant, Pennsylvania 15666

A Stock Company

This Policy is Non-participating With Regard to Paying Dividends to Policyholders

Secretary

President

OLD REPUBLIC INSURANCE COMPANY

POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM INSURANCE COVERAGE

You are hereby notified that under the Terrorism Risk Insurance Act as amended, you have a right to purchase insurance coverage for losses resulting from acts of terrorism, *as defined in Section 102(1) of the Act*: The term "act of terrorism" means any act that is certified by the Secretary of the Treasury – in consultation with the Secretary of Homeland Security, and the Attorney General of the United States – to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

YOU SHOULD KNOW THAT WHERE COVERAGE IS PROVIDED BY THIS POLICY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM, SUCH LOSSES MAY BE PARTIALLY REIMBURSED BY THE UNITED STATES GOVERNMENT UNDER A FORMULA ESTABLISHED BY FEDERAL LAW. HOWEVER, YOUR POLICY MAY CONTAIN OTHER EXCLUSIONS WHICH MIGHT AFFECT YOUR COVERAGE, SUCH AS AN EXCLUSION FOR NUCLEAR EVENTS. UNDER THE FORMULA, THE UNITED STATES GOVERNMENT GENERALLY REIMBURSES 85 % through 2015; 84 % beginning on January 1, 2016; 83 % beginning on January 1, 2017; 82 % beginning on January 1, 2018; 81 % beginning on January 1, 2019 and 80 % beginning on January 1, 2020, OF COVERED TERRORISM LOSSES EXCEEDING THE STATUTORILY ESTABLISHED DEDUCTIBLE PAID BY THE INSURANCE COMPANY PROVIDING THE COVERAGE. THE PREMIUM CHARGED FOR THIS COVERAGE IS PROVIDED BELOW AND DOES NOT INCLUDE ANY CHARGES FOR THE PORTION OF LOSS THAT MAY BE COVERED BY THE FEDERAL GOVERNMENT UNDER THE ACT.

YOU SHOULD ALSO KNOW THAT THE TERRORISM RISK INSURANCE ACT, AS AMENDED, CONTAINS A $100 BILLON CAP THAT LIMITS U.S. GOVERNMENT REIMBURSEMENT AS WELL AS INSURERS' LIABILITY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM WHEN THE AMOUNT OF SUCH LOSSES IN ANY ONE CALENDAR YEAR EXCEEDS $100 BILLION. IF THE AGGREGATE INSURED LOSSES FOR ALL INSURERS EXCEED $100 BILLION, YOUR COVERAGE MAY BE REDUCED.

The portion of your annual premium that is attributable to coverage for acts of terrorism is $0 and does not include any charges for the portion of losses covered by the United States government under the Act.

Old Republic Insurance Company
Name of Insurer

Fidelity Fixed Income and Asset Allocation Funds
Name of Applicant

01/23/2025
Date

SOMPO INTERNATIONAL
INSURANCE

Sompo International

Excess Liability

Policy Number: FIX30063561700
Effective Dates: July 01, 2024 To: July 01, 2025
Endurance American Insurance Company

Issuing Office:
1221 Avenue of the Americas
New York, NY 10020
www.sompo-intl.com

PN 0027 0221

EXCESS LIABILITY POLICY DECLARATIONS

The policy is not subject to all insurance laws that apply to other commercial lines products and may contain significant differences from a policy that is subject to all insurance laws

NOTICE: Depending on the terms and conditions of the **Followed Form**, this Policy may (1) only provide coverage for Loss from Claims first made or first made and reported during the **Policy Period**; and (2) have its **Limit of Liability** reduced by payment for defense costs. Please read the **Followed Form** and this Policy carefully to determine your rights, duties and what is and what is not covered. In the event of any conflict between the terms and conditions of this Policy and the **Underlying Policy(ies)**, the terms and conditions of this Policy shall control. Terms defined in the **Followed Form** are used herein with the meaning assigned to them in the **Followed Form** unless otherwise indicated.

POLICY NUMBER: FIX30063561700

Item 1. **Named Insured**: Fidelity Fixed Income and Asset Allocation Funds
Address: c/o FMR LLC
88 Black Falcon Avenue First Floor East Side
Suite 167, Mailzone V7E
Boston, MA 02210

Item 2. **Policy Period**: From: July 01, 2024 To: July 01, 2025
(12:01 AM Standard Time on both dates at the address of the **Named Insured** noted above.)

Item 3. **Limit of Liability**: $2,500,000 part of $25,000,000 excess of $150,000,000

Item 4. Pending & Prior Litigation Date: 7/1/2024

Item 5. Premium: $32,500

Item 6. Producer: Willis Towers Watson Northeast, Inc.
Address: 200 Liberty Street
Brookfield Place
New York, NY 10281

Item 7. A. **Underlying Policy(ies)**:

Insurer	Policy Number	Limit of Liability	Attachment
Berkshire Hathaway Specialty Insurance Company	47-EPF-315881-04	$10,000,000	Primary
ACE American Insurance Company	G23656280 017	$10,000,000	$10,000,000

Insurer	Policy Number	Limit of Liability	Attachment
National Union Fire Insurance Company of Pittsburgh, PA.	01-307-65-49	$10,000,000	$20,000,000
ICI Mutual Insurance Company, A RRG	87153124D	$10,000,000	$30,000,000
Allied World Assurance Company, AG	C014841/014	$10,000,000	$40,000,000
QBE Insurance Corporation	130005115	$10,000,000	$50,000,000
Travelers Casualty and Surety Company of America	106547114	$10,000,000	$60,000,000
Continental Casualty Company	287273571	$10,000,000	$70,000,000
Starr Indemnity & Liability Company	1000059076241	$10,000,000	$80,000,000
Axis Insurance Company	P-001-000158031-05	$10,000,000	$90,000,000
Zurich American Insurance Company	EOC-0905341-01	$5,000,000	$95,000,000
Lloyd's of London	B080113013P24	$5,000,000 part of $50,000,000	$100,000,000
Freedom Specialty Insurance Company	XMF2400061	$10,000,000 part of $50,000,000	$100,000,000
Twin City Fire Insurance Company	08 DA 0252123 24	$10,000,000 part of $50,000,000	$100,000,000
U.S. Specialty Insurance Company	24-MGU-24-A58942	$8,000,000 part of $50,000,000	$100,000,000
Everest National Insurance Company	FL5EX00719-241	$7,000,000 part of $50,000,000	$100,000,000
Ironshore Indemnity Inc.	IA7NAB095J005	$5,000,000 part of $50,000,000	$100,000,000
XL Specialty Insurance Company	ELU197867-24	$5,000,000 part of $50,000,000	$100,000,000

B. **Followed Form**:

Insurer	Policy Number	Limit of Liability	Attachment
Berkshire Hathaway Specialty Insurance Company	47-EPF-315881-04	$10,000,000	Primary

Item 8. Forms and Endorsements Effective at Inception:
See attached Forms and Endorsements Schedule, IL 0101.

Item 9. Notice:

A. Claims or Potential Claims:

Financial Institutions
Attn: Claims Department
1221 Avenue of The Americas
New York, NY 10020
Insuranceclaims@sompo-intl.com
1-877-676-7575

B. All Other:

Financial Institutions
Attn: Professional Lines Underwriting Department
1221 Avenue of The Americas
New York, NY 10020

This Policy shall constitute the contract between the **Insureds** and the Insurer.

The Insurer hereby causes this Policy to be signed on the Declarations page by a duly authorized representative of the Insurer.



January 27, 2025

Authorized Representative

Date

EXCESS LIABILITY POLICY

In consideration of the premium paid and in reliance on all statements made and information furnished by the **Insureds** in the Application or the underwriting of this Policy, and subject to the terms and conditions of this Policy, the Insurer, and the **Named Insured**, on behalf of all **Insureds**, agree as follows:

I. INSURING CLAUSE

This Policy shall provide to the **Insureds** insurance coverage for any covered Loss resulting from covered Claims, and shall attach to the Insurer only after (i) the insurers of the **Underlying Policy(ies),** the **Insureds**, and/or any other party shall have paid in legal currency the full amount of the **Underlying Limit**, and (ii) the **Insureds** shall have paid any applicable retention or deductible under the **Primary Policy**. The **Limit of Liability** set forth in Item 3. of the Declarations shall be the maximum amount payable by the Insurer under this Policy.

II. TERMS AND CONDITIONS

A. This Policy, except as stated herein, is subject to all terms, conditions and limitations as contained in the **Followed Form** as of inception of this Policy, and to the extent coverage is further limited or restricted thereby, in any other **Underlying Policy(ies)**.

B. If any coverage under the **Underlying Policy(ies)** is subject to a sublimit of liability, this Policy shall not apply to such coverage, but the Insurer shall recognize any Loss paid under such coverage in any manner described in the Insuring Clause as reducing the **Underlying Limit** by the amount of such paid Loss.

C. If any **Underlying Policy(ies)** is changed or terminated the Insurer shall not be liable under this Policy to a greater extent than it would have been had such **Underlying Policy(ies)** been so maintained, unless the Insurer agrees to the change in writing. The risk of uncollectability of the **Underlying Policy(ies)** whether because of insolvency of an underlying insurer or for any other reason is expressly retained by the **Insureds**.

D. Notice to the **Insureds** may be given to the **Named Insured** at the address shown in Item 1. of the Declarations. Notice to the Insurer shall be given to the Insurer at the address shown in Item 9. of the Declarations. Notice to any insurer of an **Underlying Policy(ies)** shall not constitute notice to the Insurer unless also given to the Insurer as provided above.

E. The Insurer may, at its sole discretion, participate in the investigation, defense or settlement of any Claim or other matter to which coverage under this Policy could apply even if the **Underlying Limit** has not been exhausted. No action by any other insurer shall bind the Insurer under this Policy. The Insurer shall not be liable under this Policy for any settlements, stipulated judgments or defense costs to which the Insurer has not consented, which consent shall not be unreasonably withheld.

III. DEFINITIONS

1. **Followed Form**, **Underlying Policy(ies)** and **Limit of Liability** have the meanings attributed to them in the Declarations.
2. **Insureds** mean all natural persons and entities insured by the **Followed Form**.
3. **Named Insured** means the entity named in Item 1. of the Declarations.
4. **Primary Policy** means the first listed policy in Item 7.A. of the Declarations.
5. **Policy Period** means the period of time specified in Item 2. of the Declarations, subject to prior termination in accordance with the **Followed Form**.
6. **Underlying Limit** means an amount equal to the aggregate of all limits of liability, as set forth in Item 7. of the Declarations, for all **Underlying Policy(ies)**, plus any applicable retention or deductible under the **Primary Policy**.

FORMS AND ENDORSEMENT SCHEDULE

EXCESS LIABILITY

End. No.	Title	Number
	Excess Liability Policy Declarations	PEO 0001 0413
	Excess Liability Policy	PEO 0201 0413
	Forms and Endorsement Schedule	IL 0101 0712
1	Massachusetts Changes	PEO 0328 0413 MA
2	Tie-In Limits	PEO 0911 0413
3	Several Liability for Quota Share Coverage	PEO 1310 0413
4	Pending and Prior Litigation Exclusion	PEO 1313 0413
	U.S. Treasury Department's Office of Foreign Assets Control (OFAC)	PN 0001 0721
	Signature Page	IL 1007 1222

The titles of the endorsements listed above are solely for convenience and form no part of the terms and conditions of coverage.

ENDORSEMENT

Named Insured:	Fidelity Fixed Income and Asset Allocation Funds	Policy Number:	FIX30063561700
Endorsement Effective Date:	July 01, 2024 (12:01 AM Standard Time at the address of the **Named Insured** as shown in the Declarations)	Endorsement Number:	1

MASSACHUSETTS CHANGES

It is agreed that:

1. Notwithstanding anything in this Policy to the contrary, the insurance coverage as is afforded by this Policy, as respects coverage for operations in Massachusetts, shall conform to the coverage requirements of the applicable insurance laws and regulations of Massachusetts.

2. This Policy shall not be subject to or follow the cancellation and nonrenewal provisions of the **Followed Form**. This Policy and the **Policy Period** shall terminate at the earliest of the effective date of nonrenewal of the **Policy Period** shown in Item 2 of the Declarations or the effective date of cancellation, as described below.

   A. CANCELLATION

   1. The **Named Insured** may cancel this Policy by surrender of this Policy to the Insurer or by giving prior written notice to the Insurer stating when such cancellation shall take effect.

   2. The Insurer may cancel this Policy only for nonpayment of premium. In such event, the Insurer shall mail written notice of cancellation for nonpayment of premium to the **Named Insured**. Such notice shall state the effective date of cancellation, which shall not be less than ten (10) days after mailing such notice.

   3. In the event of cancellation, the Insurer shall refund the unearned premium computed pro rata.

   B. NONRENEWAL

   If the Insurer elects not to renew this Policy, the Insurer shall mail to the **Named Insured** written notice thereof at least sixty (60) days prior to the expiration of the **Policy Period**. The Insurer's offer of renewal terms and conditions or premiums different from those in effect prior to renewal shall not constitute an election by the Insurer not to renew this Policy.

   C. NOTICE

   The Insurer shall send all notices required under this endorsement by certified mail to the **Named Insured** at the address in Item 1 of the Declarations, and by mail or electronic mail to the **Named Insured's** authorized agent, if any. Proof of mailing will be sufficient proof of notice.

ENDORSEMENT



Authorized Representative

This endorsement does not change any other provision of the Policy. The title and any headings in this endorsement are solely for convenience and do not affect its meaning.

ENDORSEMENT

Named Insured:	Fidelity Fixed Income and Asset Allocation Funds	Policy Number:	FIX30063561700
Endorsement Effective Date:	July 01, 2024 (12:01 AM Standard Time at the address of the **Named Insured** as shown in the Declarations)	Endorsement Number:	2

TIE-IN LIMITS

It is agreed that:

If this Policy and any other policy issued to the Named Insured by the Insurer apply to the same claim or loss, the maximum limit of the Insurer's liability under all the policies issued to the Named Insured by the Insurer shall not exceed the highest applicable single Limit of Insurance that is applicable to the claim or loss under any one policy, and that applicable policy shall be the only Limits of Insurance payable by the Insurer. This is the most the Insurer will pay regardless of the number of losses or insureds, claims made, or persons or organizations making the claims.



Authorized Representative

This endorsement does not change any other provision of the Policy. The title and any headings in this endorsement are solely for convenience and do not affect its meaning.

ENDORSEMENT

Named Insured:	Fidelity Fixed Income and Asset Allocation Funds	Policy Number:	FIX30063561700
Endorsement Effective Date:	July 01, 2024 12:01 AM Standard Time at the address of the **Named Insured** as shown in the Declarations.	Endorsement Number:	3

SEVERAL LIABILITY FOR QUOTA SHARE COVERAGE

It is agreed that:

1. This Policy is part of a quota share layer of insurance coverage for the **Insureds**, which consists of the following participants:

Insurer	Limit of Liability
Arch Reinsurance Ltd.	$ 2,500,000
Liberty Specialty Markets Bermuda Limited	$ 2,500,000
Old Republic Insurance Company	$ 2,500,000
Allianz Global Risks US Insurance Company	$ 2,500,000
Freedom Specialty Insurance Company	$ 2,500,000
Twin City Fire Insurance Company	$ 5,000,000
Berkley Professional Liability	$ 5,000,000
Endurance American Insurance Company	$ 2,500,000

   Total Quota Share Layer Limit of Liability: $25,000,000

   The Insurer shall be liable only for such portion of any covered Loss as this Policy's aggregate **Limit of Liability** bears to the total quota share layer limit of liability as set forth above. In no event shall the Insurer be liable for an amount greater than such portion of covered Loss, whether or not the other insurer(s) in the quota share layer pay their respective portion of such Loss.

2. The Insurer shall separately have all of the rights granted to the Insurer under this Policy and/or any **Underlying Policy(ies)** with respect to any Claim, including without limitation the right to consent to any defense costs, settlement or other Loss and the right to participate in the investigation, settlement or defense of any covered Claim. No other insurer shall exercise any such rights on behalf of the Insurer without the express written consent of the Insurer. In addition, the **Insureds** shall give any notice under this Policy to the Insurer, and any notice given to any other insurer shall not constitute notice to the Insurer.

ENDORSEMENT



Authorized Representative

This endorsement does not change any other provision of the Policy. The title and any headings in this endorsement are solely for convenience and do not affect its meaning.

ENDORSEMENT

Named Insured:	Fidelity Fixed Income and Asset Allocation Funds	Policy Number:	FIX30063561700
Endorsement Effective Date:	July 01, 2024 (12:01 AM Standard Time at the address of the **Named Insured** as shown in the Declarations)	Endorsement Number:	4

PENDING AND PRIOR LITIGATION EXCLUSION

It is agreed that:

This Policy shall not apply to that portion of any Claim based upon, arising out of, attributable to, or directly or indirectly resulting from any litigation or administrative or regulatory proceeding or investigation against any **Insured** pending on or before the date indicated in Item 4 of the Declarations, or substantially the same wrongful act, fact, circumstance or situation underlying or alleged therein.

The foregoing exclusion shall not apply if there is a Prior and Pending Litigation exclusion in the **Followed Form**. In such event this Policy will follow the Prior and Pending Litigation exclusion in the **Followed Form**, except that the applicable date in such exclusion shall be the date indicated in Item 4 of the Declarations.



Authorized Representative

This endorsement does not change any other provision of the Policy. The title and any headings in this endorsement are solely for convenience and do not affect its meaning.

POLICYHOLDER NOTICE

U. S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL (OFAC)

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's website - http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

SOMPO INTERNATIONAL

Endurance American Insurance Company

1221 Avenue Of the Americas

New York, NY 10020

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President and Senior Vice President and countersigned where required by law on the Declarations page by its duly authorized representative.

Senior Vice President	**President**

Berkley PROFESSIONAL LIABILITY
a Berkley Company

757 Third Avenue, 10th Floor
New York, NY 10017
(212) 618-2900
Fax (212) 618-2940

Excess Blended Insurance

October 1, 2024

Sir / Madam
Fidelity Fixed Income and Asset Allocation Funds
c/o FMR LLC
88 Black Falcon Avenue, First Floor, East Side, Suite
167, Mailzone V7E
Boston, MA 02210

Binder/Policy Number: BPRO8116229

Dear Sir / Madam,

Thank you for choosing Berkley Professional Liability and the W.R. Berkley Corporation for your professional liability insurance needs. We know that you have many choices for your insurance and we appreciate your choosing BerkleyPro.

BerkleyPro and all its employees are proud of our tradition of providing an exceptional insurance facility and making every effort to assure your satisfaction with our product and service. The people behind the promise to pay are critical to the value of any insurance policy. Like most services, you get what you pay for - the premium is only one part of the value of an insurance policy.

The most important service we provide and the greatest value you receive does not come from delivering the policy - it comes from handling your claims. While we help our policyholders with loss control and crisis avoidance, if the day comes when you face a claim, we will be there to help you navigate through the complexities of a professional liability claim.

Attached is a narrative outlining claims reporting guidelines in the event that a claim does occur, with many years of experience handling complex professional liability claims - I am confident you will be pleased to have BerkleyPro on your side.

Once again, thank you for choosing BerkleyPro and the W.R. Berkley Corporation. We hope that you will see the value in the people behind the promise and we hope to be your choice for your professional liability needs for years to come. Please call your professional liability insurance agent if you have any questions about BerkleyPro, or any comments about our service to you. Your satisfaction is important to us.

Regards,

John R. Benedetto
President

Claims Reporting Guidelines for the Insured

These guidelines should be followed to help Berkley Professional Liability provide efficient claims service.

Claim Notices

All claim notices shall be sent to Berkley Professional Liability, Claims Department. The notices must be reported as required by the policy to avoid problems regarding timely notice. The address of the Berkley Professional Liability Claims, c/o Claims Department is as follows:

Berkley Professional Liability
Berkley Professional Liability Claims, c/o Claims Department
757 Third Avenue * 10th Floor * New York, NY 10017
Phone: (212) 618-2920
Claim Dept. Fax: (212) 618-2948
E-mail: claims@berkleypro.com

Notice of claim requiring immediate action:

If immediate action on the notice is needed the Insured should express mail the notice to BerkleyPro's Claims Department. Situations requiring immediate action may include:

1. The Insured being served with a summons and complaint.
2. The Insured needs to provide a response to the claimant immediately.

Correspondence from the Insured

The claim notice should include a written narrative of the circumstances surrounding the claim or potential claim. The narrative should include, but not be limited to:

1. Names of the insureds, policy number and effective dates.
2. Names and addresses of the claimant.
3. Details of the underlying claim, including its current status and the amount in controversy or relief demanded.
4. All pertinent letters or documents necessary to properly evaluate the claim.

Please provide carbon copies to your professional liability insurance agent
of all claim notices and correspondence sent to Berkley Professional Liability

Berkley Insurance Company

A Stock Insurance Company

Excess Insurance Policy

Policy Jacket

This Policy consists of:

- Declarations Page
- Policy Form
- Endorsements

In Witness Whereof, we have caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by our authorized representative.

President

Philip S. Welt
Secretary

Berkley Professional Liability, on behalf of Berkley Insurance Company
Service Office
757 Third Avenue, 10th Floor
New York, NY 10017
(212) 618-2900 (p) / (212) 618-2940 (f)
http://www.berkleypro.com

Berkley Insurance Company
Administrative Office
475 Steamboat Road
Greenwich, CT 06830

A BERKLEY COMPANY®

Berkley Insurance Company

475 Steamboat Road Greenwich, CT 06830

Declarations Page

Excess Insurance

CLAIMS MADE WARNING FOR DECLARATION: THIS POLICY PROVIDES COVERAGE ON A CLAIMS MADE BASIS SUBJECT TO ITS TERMS. THIS POLICY APPLIES ONLY TO ANY CLAIM FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD OR THE EXTENDED REPORTING PERIOD (IF APPLICABLE).

PLEASE READ AND REVIEW THE POLICY CAREFULLY AND DISCUSS THE COVERAGE WITH YOUR INSURANCE AGENT OR BROKER.

Whenever printed in this Declarations Page, the boldface type terms shall have the same meanings as indicated in the Policy.

Policy Form: EX 30200 (01-09) Policy Number: BPRO8116229

Item 1. Name and Address of **Insured:**
Fidelity Fixed Income and Asset Allocation Funds
c/o FMR LLC
88 Black Falcon Avenue, First Floor, East Side, Suite 167, Mailzone V7E
Boston, MA 02210

Person designated to receive all correspondence from the **Insurer**:
Sir / Madam

Item 2. **Policy Period:** From July 1, 2024 (inception date) to July 1, 2025 (expiration date)
*(Both dates at 12:01 a.m. Standard Time at the address of the **Insured**)*

Item 3. Aggregate Limit of Liability for the **Policy Period** (inclusive of Costs of Defense): $5,000,000

Item 4. Premium: $65,000

Item 5. Endorsements attached:

1.	265 (01-15)	NOTICE OF TERRORISM INSURANCE COVERAGE.
2.	EX 304150 (01-09)	Amends section IV. of the Policy to add Quota Share provisions.
3.	EX 304300 (01-09)	Adds to section IV. of the Policy to exclude coverage for Loss arising out of any litigation which occurred prior to a specific date.
4.	EX 304999 (rev. 05/10)	Addition to Section IV. State Amendatory Inconsistent
5.	EX 305024 (11-09)	Adds to section V. of the Policy to reduce the Limit of Liability under this Policy by payment of loss under another listed policy.
6.	EX 306999 (rev. 05/10)	Addition to Section VI. Recognizing Payment of Loss by Underlying Insurer(s), DIC Insurer(s), Insured(s), and/or any other source

Item 6. Notice to the **Insurer** shall be sent to:
Berkley Professional Liability, Berkley Professional Liability Claims, c/o Claims Department,
Address: 757 Third Avenue, 10th Floor, New York, NY 10017
Fax: (212) 618-2948 Email: claims@berkleypro.com

All other notices required to be given to the **Insurer** under this Policy shall be sent to:
Berkley Professional Liability
Address: 757 Third Avenue, 10th Floor, New York, NY 10017
Fax: (212) 618-2940

Item 7. Schedule of **Underlying Insurance**

A. **Followed Policy:**

Policy Period: From July 1, 2024 (inception date) to July 1, 2025 (expiration date)
*(Both dates at 12:01 a.m. Standard Time at the address of the **Insured**)*

Insurance Carrier	Policy Number	Limit of Liability
Berkshire Hathaway Specialty Insurance Company	47-EPF-315881-04	$10,000,000

B. Underlying Policy(ies):

Insurance Carrier	Policy Number	Limit of Liability
Berkshire Hathaway Specialty Insurance Company	47-EPF-315881-04	$10,000,000
ACE American Insurance Company	G23656280 017	$10,000,000
National Union Fire Insurance Company of Pittsburgh, Pa	01-307-65-49	$10,000,000
ICI Mutual Insurance Company	87153124D	$10,000,000
Allied World Assurance Company, AG	C014841/014	$10,000,000
QBE Insurance Corporation	130005115	$10,000,000
Travelers Casualty and Surety Company of America	106547114	$10,000,000
Continental Casualty Company	287273571	$10,000,000
Starr Indemnity & Liability Company	1000059076241	$10,000,000
Axis Insurance Company	P-001-000158031-05	$5,000,000
Zurich American Insurance Company	EOC-0905341-01	$5,000,000
Lloyd's of London	13013P24	$5,000,000 part of $50,000,000
Freedom Specialty Insurance Company	XMF2400061	$10,000,000 part of $50,000,000
Twin City Fire Insurance Co.	08 DA 0252123 24	$10,000,000 part of $50,000,000
U.S. Specialty Insurance Company	24-MGU-24-A58942	$8,000,000 part of $50,000,000
Everest National Insurance Company	FL5EX00719-241	$7,000,000 part of $50,000,000
Ironshore Indemnity Inc.	IA7NAB095J005	$5,000,000 part of $50,000,000
XL Specialty Insurance Company	ELU197867-24	$5,000,000 part of $50,000,000

Aggregate Underlying Limits of Liability: $150,000,000

By accepting this Policy, the **Insureds** and the **Insurer** agree that these Declarations, the completed and signed application (and its attachments), the Excess Insurance Policy and any written endorsements attached hereto constitute the entire contract between the **Insured** and the **Insurer**. This Policy and any and all rights hereunder are not assignable without the written consent of the **Insurer**.

The **Insured** named in Item 1. of the Declarations shall act on behalf of all **Insureds** with respect to giving and receiving notices, paying premiums and receiving any premiums that may become due under this Policy.

Authorized Signature: ______________________________ Date Issued: October 1, 2024

BERKLEY INSURANCE COMPANY

Excess Insurance Policy

This is a Claims Made Policy. Please read it carefully.

The descriptions in the headings of this Policy are solely for convenience, and form no part of the terms and conditions of coverage.

CLAIMS MADE WARNING FOR POLICY

NOTICE: THIS POLICY PROVIDES COVERAGE ON A CLAIMS MADE BASIS SUBJECT TO ITS TERMS. THIS POLICY APPLIES ONLY TO ANY CLAIM FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD OR THE EXTENDED REPORTING PERIOD (IF APPLICABLE).

PLEASE READ AND REVIEW THE POLICY CAREFULLY AND DISCUSS THE COVERAGE WITH YOUR INSURANCE AGENT OR BROKER.

In consideration of the payment of the premium, in reliance on all statements in the application for this Policy and the **Followed Policy** and all other information provided to the **Insurer**, and subject to all provisions of this Policy, the **Insurer** and **Insureds** agree as follows:

I. Insuring Agreement

This Policy provides excess coverage over the **Underlying Insurance** during the **Policy Period**. Coverage hereunder attaches only after the **Underlying Insurance** has been exhausted by payments for losses and shall then apply in conformance with the provisions of the **Followed Policy** at its inception, except for premium, limit of liability and as otherwise specifically set forth in this Policy and any attached endorsements. In no event shall this Policy grant coverage other than that which is provided by the **Underlying Insurance**.

II. Extended Reporting Period

If the **Insureds** purchase an extended reporting period under the **Followed Policy**, then the **Insureds** shall have the right to purchase an extension of this Policy in conformance with the terms, conditions and limitations of the extended reporting period of the **Followed Policy**. The right to purchase this Extended Reporting Period is contingent upon payment of an additional premium which will be calculated as a percentage of the full annual premium for this Policy. The additional percentage of premium charged for the Extended Reporting Period under the **Followed Policy** will be used as the percentage of the annual premium charged for purchasing the Extended Reporting Period under this Policy. There is no separate or additional Limit of Liability for this Extended Reporting Period.

III. Definitions

Whenever printed in boldface type, and whether in the singular or plural form in this Policy, the following terms shall have the meanings indicated below.

A. "**Followed Policy**" means the policy listed in Item 7. A. of the Declarations.

B. "**Insured**" means those persons or entities insured under the **Followed Policy**.

C. "**Insurer**" means the entity issuing this Policy as listed on the Declarations Page.

D. "**Policy Period**" means the period of time from the inception date shown in Item 2. of the Declarations to the earlier of the expiration date shown in Item 2. of the Declarations or the effective date of cancellation of this Policy.

E. "**Underlying Insurance**" means all policies scheduled in Item 7. of the Declarations.

IV. Additional Policy Terms

Refer to attached endorsements, if applicable.

V. Limit of Liability

The Limit of Liability stated in Item 3. of the Declarations is the maximum limit of the **Insurer's** liability for all losses under this Policy. Costs of defense are not payable by the **Insurer** in addition to the Limit of Liability. The Limit of Liability available to pay damages or settlements shall be reduced, and may be exhausted by, amounts incurred as costs of defense.

VI. Maintenance of Underlying Insurance

A. The **Underlying Insurance** shall be maintained in full effect during the **Policy Period**, except for any reduction of the limits of liability available under the **Underlying Insurance** solely by reason of payment of losses thereunder. Failure to comply with the foregoing shall not invalidate this coverage, but the **Insurer** shall not be liable to a greater extent than if this condition had been complied with. To the extent that the **Underlying Insurance** is not maintained in full effect during the **Policy Period**, then the **Insured** shall be deemed to retain any loss for the amount of the limit of liability of the **Underlying Insurance** which is not maintained. A condition of this coverage is that the **Insurer** be notified in writing, as soon as practicable, of any cancellation or alteration of any provision of the **Underlying Insurance**.

B. If the limits of liability of the **Underlying Insurance** are depleted solely as the result of actual payment of losses thereunder by the applicable insurers, this Policy shall, subject to the **Insurer's** Limit of Liability and to the other terms of this Policy, continue to apply to losses as excess insurance over the amount of insurance remaining under the **Underlying Insurance**. If the limits of liability of the **Underlying Insurance** are exhausted solely as a result of payment of losses thereunder, subject to this Policy's provisions the remaining Limit of Liability available under this Policy shall continue for subsequent losses as primary insurance and any retention specified in the **Followed Policy** shall be imposed under this Policy as to each claim made; otherwise no retention shall be imposed under this Policy.

C. This Policy only provides coverage excess of the **Underlying Insurance**. This Policy does not cover any loss not covered by the **Underlying Insurance** except and to the extent that such loss is not paid under the **Underlying Insurance** solely by reason of the reduction or exhaustion of the available **Underlying Insurance** through payment of loss thereunder. If the insurer issuing any of the **Underlying Insurance** fails to pay loss in connection with any claim covered thereunder as a result of the insolvency, bankruptcy, or liquidation of such insurer, then the **Insureds** shall be deemed to be self-insured for the amount of the limit of liability of such **Underlying Insurance** issued by such insurer which is not paid as a result of such insolvency, bankruptcy or liquidation.

VII. Notices / Claims

The **Insureds** shall, as a condition precedent to their rights under this Policy, notify the **Insurer** of any claim, at the **Insurer's** address stated on the Declarations, in the same manner required by the provisions of the **Followed Policy**. The **Insureds** shall give the **Insurer** full cooperation and such information as it may reasonably require. The **Insurer** may, at its sole discretion, participate in the investigation, settlement or defense of any claim against any of the **Insureds** even if the **Underlying Insurance** has not been exhausted.

The **Insured** shall not admit liability for or settle any claim or incur costs of defense, which are reasonably likely to involve the Limit of Liability of this Policy, without the **Insurer's** prior written consent, which consent shall not be unreasonably withheld.

In witness whereof, the **Insurer** has caused this Policy to be signed by its President and Chairman and Secretary, but this Policy shall not be valid unless countersigned on the Declarations Page by a duly authorized representative of the **Insurer**.

President and Chairman

Philip S. Welt

Secretary

The descriptions in the headings of this Policy are solely for convenience, and form no part of the terms and conditions of coverage.

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM
INSURANCE COVERAGE

Coverage for acts of terrorism, as defined in the Terrorism Risk Insurance Act, as amended, (the “Act”), is included in your policy. You are hereby notified that under the Act the definition of act of terrorism has changed. As defined in Section 102(1) of the Act: The term “act of terrorism” means any act that is certified by the Secretary of the Treasury—in consultation with the Secretary of Homeland Security, and the Attorney General of the United States—to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion. Under your coverage, any losses resulting from certified acts of terrorism may be partially reimbursed by the United States Government under a formula established by the Act. However, your policy may contain other exclusions which might affect your coverage, such as exclusion for nuclear events. Under the formula, the United States Government generally reimburses 85% through 2015; 84% beginning January 1, 2016; 83% beginning on January 1, 2017; 82% beginning on January 1, 2018; 81% beginning on January 1, 2019 and 80% beginning on January 1, 2020 of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The Act contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers’ liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The portion of your annual premium that is attributable to coverage for acts of terrorism, as defined in the Act is $0.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured		Policy Number
Fidelity Fixed Income and Asset Allocation Funds		BPRO8116229
Effective Date of Endorsement 07/01/2024	Authorized Representative	

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

Addition to Section IV.
Quota Share Endorsement

In consideration of the premium paid for this Policy, it is understood and agreed that:

1. Item 3. of the Declarations is deleted in its entirety and replaced by the following:

Item 3.	A.	Total Quota Share Layer Aggregate Limit of Liability for all losses during the **Policy Period**:	$25,000,000
	B.	Quota Share Layer Attachment Point:	$150,000,000
	C.	**Insurer's** Quota Share Participation:	20%
	D.	**Insurer's** Aggregate Quota Share Limit of Liability for the **Policy Period** (inclusive of Costs of Defense):	$5,000,000

2. Item 4. of the Declarations is deleted in its entirety and replaced by the following:

Item 4.	A.	Total Quota Share Layer Premium:	$65,000
	B.	**Insurer's** Quota Share Pro-Rata Premium:	$325,000

3. Item 7. Schedule of **Underlying Insurance** of the Declarations is amended by the addition of the following:

Item 7. C. Quota Share Layer Participants:

Insurance Carrier:	Policy Number:	Limit of Liability ($):
Liberty Specialty Markets Agency Limited	LSMAFL473348A	2,500,000
Arch Reinsurance Ltd	BFI0070459-00	2,500,000
Twin City Fire Insurance Co.	08 DC 0665819-24	5,000,000
Allianz Global Risks US Insurance Company	USF05426524	2,500,000
Endurance American Insurance Company	FIX30063561700	2,500,000
Old Republic Insurance Company	ORPRO 13 102508	2,500,000
Freedom Specialty Insurance Company	XMF2410841	2,500,000

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured Fidelity Fixed Income and Asset Allocation Funds		Policy Number BPRO8116229
Effective Date of Endorsement 07/01/2024	Authorized Representative	

4. Section I. Insuring Agreement of this Policy is amended by the addition of the following:

   I.: It is further agreed that the **Insurer** shall pay on behalf of the **Insureds** under this Policy that proportion of covered loss set forth in the manner provided in Item 3. of the Declarations and in full conformance with the terms and conditions of this Policy.

5. Section IV. Additional Policy Terms of this Policy is amended by the addition of the following:

   IV.: Any covered loss within the Total Limit of Liability stated in Item 3. A. of the Declarations shall be paid *pro rata* by each of the insurers subscribing to this Quota Share Endorsement. The participation of such insurers is set forth in Item 7. C. of the Declarations. The obligations of such insurers who subscribe to the Quota Share Endorsement are several and not joint, and are limited to the extent of their individual subscriptions. Therefore, none of the subscribing insurers is responsible for the obligation of any co-subscribing insurer.

   IV.: The **Insurer's** participation is set forth in Items 3. C. and 3. D. of the Declarations. The **Insurer** has full claims and underwriting control of this portion of the Quota Share Endorsement and no action or omission by any of the co-subscribing insurers shall bind the **Insurer** or be deemed a waiver of any coverage defense the **Insurer** has under this Policy or available at law. The **Insurer** shall act on its own behalf with respect to all other matters concerning this Policy, and no other insurer subscribing to this Policy may act on behalf of or bind the **Insurer** with respect to this Policy terms or any matter concerning this Policy. All notices by the **Insureds** to the insurers under this Policy shall be provided to the **Insurer** at the address specified in the Declarations.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured Fidelity Fixed Income and Asset Allocation Funds	Policy Number BPRO8116229
Effective Date of Endorsement 07/01/2024	Authorized Representative

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

Addition to Section IV.
Prior and Pending Litigation Exclusion

In consideration of the premium paid for this Policy, it is understood and agreed that section IV. Additional Policy Terms of this Policy is amended by the addition of the following:

IV.: The **Insurer** shall not be liable to make any payment for Loss in connection with a Claim made against any **Insured** based upon, arising out of, directly or indirectly resulting from or in consequence of, or in any way involving:

1. any prior or pending litigation, administrative or arbitration proceeding, or investigation as of July 1, 2024, or
2. any fact, circumstance, situation, transaction or event underlying or alleged in such litigation, administrative or arbitration proceeding, or investigation,

regardless of the legal theory upon which such Claim is predicated.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured		Policy Number
Fidelity Fixed Income and Asset Allocation Funds		BPRO8116229
Effective Date of Endorsement 07/01/2024	Authorized Representative	

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

Addition to Section IV.
State Amendatory Inconsistent

In consideration of the premium paid for this Policy, it is understood and agreed that in the event that there is an inconsistency between a state amendatory attached to this policy and any term or condition of this policy, then it is understood and agreed that, where permitted by law, the **Insurer** shall apply those terms and conditions of either the amendatory or the policy which are more favorable to the insured.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured Fidelity Fixed Income and Asset Allocation Funds		Policy Number BPRO8116229
Effective Date of Endorsement 07/01/2024	Authorized Representative	

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

Addition to Section V.
Shared Limit

In consideration of the issuance of Policy number BPRO8116229, it is understood and agreed that section V. Limit of Liability of this Policy is amended by the addition of the following:

V.: In the event any Claim is made against the **Insureds** which is covered in whole or in part under both this Policy and Policy number BPRO8116230 issued by the **Insurer** to Fidelity Fixed Income and Asset Allocation Funds, the Limit of Liability stated in Item 3. of the Declarations shall be reduced both by payment of Loss under this Policy and by payment of loss under Policy number BPRO8116230. In the event the Limit of Liability stated in Item 3. of the Declarations is exhausted by payment of Loss under this Policy and/or payment of loss under Policy number BPRO8116230, any and all obligations of the **Insurer** under this Policy shall be deemed to be completely fulfilled and extinguished.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured		Policy Number
Fidelity Fixed Income and Asset Allocation Funds		BPRO8116229
Effective Date of Endorsement 07/01/2024	Authorized Representative	

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

Addition to Section VI. Recognizing Payment of Loss by Underlying Insurer(s), DIC Insurer(s), Insured(s), and/or any other source

In consideration of the premium paid for this Policy, it is understood and agreed that:

1. **Section I. Insuring Agreement** of this Policy is deleted in its entirety and replaced by the following:

   This Policy provides excess coverage over the **Underlying Insurance** during the **Policy Period** and Extended Reporting Period (if applicable). Coverage hereunder shall apply in conformance with the provisions of the **Followed Policy** at its inception, except for premium, **Aggregate Limit of Liability**, and as otherwise specifically set forth in the Policy and any attached endorsements.

2. **Section III. Definitions** is amended to add the following:

   The term "**DIC Insurer**" is added to this Policy and shall mean an insurer which drops down to pay loss pursuant to a drop-down difference in conditions policy written excess of this Policy.

3. **Section VI. Maintenance of Underlying Insurance B**. is deleted in its entirety and replaced with the following:

   VI. B. If the limit(s) of liability of the **Underlying Insurance** are depleted solely as the result of actual payment of losses thereunder by the applicable insurers, including any **DIC Insurers** or the **Insureds** and/or any other source, this Policy shall, subject to the Insurer's Limit of Liability and to the other terms of this Policy, continue to apply to losses as excess insurance over the amount of insurance remaining under the **Underlying Insurance**. If the limit(s) of liability of the **Underlying Insurance** are exhausted solely as a result of payment of losses, subject to this Policy's provisions the remaining Limit of Liability available under this Policy shall contribute for subsequent losses as primary insurance and any retention specified in the **Followed Policy** shall be imposed under this Policy as to each claim made; otherwise no retention shall be imposed under this Policy.

4. **Section VI. Maintenance of Underlying Insurance C**. is deleted in its entirety and replaced with the following:

   VI. C. It is expressly agreed that liability for any covered loss with respect to Claims first made against the Insureds during the **Policy Period** and Extended Reporting Period (if applicable) shall attach to the **Insurer** only after the **Underlying Insurance** and/or any **DIC Insurer** and/or the **Insured(s),** and/or any other source shall have paid the full amount of the applicable retention amount under any **Underlying Insurance**. In the event, and only in the event, of reduction or exhaustion of the **Underlying Insurance** by reason of the insurers of the **Underlying Insurance** and/or any **DIC Insurer** and/or the **Insured(s)**, and/or any other source paying Loss covered thereunder, this policy shall: (i) in the event of reduction, pay excess of the reduced **Underlying Insurance**, and (ii) in the event of exhaustion, continue in force as primary insurance.

   This Policy shall not provide coverage for any loss subject to a sub-limit by the **Followed Policy**. However, the **Insurer** shall recognize payment of losses under the **Followed Policy** for coverage subject to a sub-limit as serving to reduce the **Aggregate Underlying Limits of Liability** stated in Item 7 of the Declarations.

   If during the **Policy Period** or the Extended Reporting Period (if applicable) the terms, conditions, exclusions or limitations of the **Followed Policy** are changed in any manner, the **Insured(s)** shall as a condition precedent to their rights to coverage under this policy give to the **Insurer** written notice of the full particulars thereof and secure the **Insurer's** affirmative consent to such modification before coverage will be effective.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured		Policy Number
Fidelity Fixed Income and Asset Allocation Funds		BPRO8116229
Effective Date of Endorsement 07/01/2024	Authorized Representative	

Policy Number: 08 DC 0665819-24

THE HARTFORD PREMIER EXCESS[SM]
DECLARATIONS

TWIN CITY FIRE INSURANCE CO.
One College Park 8910 Purdue Road, Indianapolis, IN 46268-0930
This policy is issued by the stock insurance company listed above, herein called the **Insurer**.

NOTICE: THIS IS A CLAIMS MADE POLICY. EXCEPT AS MAY BE OTHERWISE PROVIDED HEREIN, THE COVERAGE OF THIS POLICY IS LIMITED TO LIABILITY FOR ACTS COVERED BY UNDERLYING INSURANCE (ITEM 9.) FOR WHICH CLAIMS ARE FIRST MADE AGAINST THE INSURED(S) WHILE THE POLICY IS IN FORCE. ANY DEFENSE COSTS AND OTHER CLAIM EXPENSE COVERED UNDER THE POLICY IS PART OF AND NOT IN ADDITION TO THE LIMIT OF LIABILITY. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

Item 1: Name of Insured and Address:	Producer Code, Name & Address:
FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS 88 BLACK FALCON FIRST FL., E. SIDE, STE 167 MAILZONE V7E BOSTON, MA 02210	08089423 WILLIS TOWERS WATSON NORTHEAST INC 75 ARLINGTON STREET FLOOR 2 BOSTON, MA 02116

Item 2: Policy Period: From 12:01 a.m. on 07/01/2024 to 12:01 a.m. on 07/01/2025 (local time at the address shown in **Item 1.**)

Item 3: Limit of Liability: $ 5,000,000 in the aggregate each Policy Period.

Item 4: Premium: $65,000

Item 5: Followed Policy:
Company: BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY
Policy Number: 47-EPF-315881-04

Item 6: Address for Claims-Related Notices:	**Item 7.** Address for all other Notices:
The Hartford Hartford Financial Lines One Hartford Plaza Hartford, CT 06115 HFPClaims@thehartford.com Fax: (917) 464-6000	The Hartford Hartford Financial Lines One Hartford Plaza Hartford, CT 06115 HFPExpress@thehartford.com Fax: (866) 586-4550

Item 8: Pending & Prior Litigation Date: 07/01/2024

Item 9: Underlying Insurance:

Company	Policy Number	Limit/Attachment
BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY	47-EPF-315881-04	$10,000,000
ACE AMERICAN INSURANCE COMPANY	DOX G23656280 017	$10,000,000 Excess of $10,000,000
NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA	01-307-65-49	$10,000,000 Excess of $20,000,000
ICI MUTUAL INSURANCE COMPANY	87153124D	$10,000,000 Excess of $30,000,000
ALLIED WORLD INSURANCE COMPANY, AG	C014841/014	$10,000,000 Excess of $40,000,000
QBE INSURANCE CORPORATION	130005115	$10,000,000 Excess of $50,000,000
TRAVELERS CASUALTY AND SURETY COMPANY OF AMERICA	106547114	$10,000,000 Excess of $60,000,000
CONTINENTAL CASUALTY COMPANY	287273571	$10,000,000 Excess of $70,000,000
STARR INDEMNITY & LIABILITY COMPANY	1000059076241	$10,000,000 Excess of $80,000,000
AXIS INSURANCE COMPANY	P-001-000158031-05	$10,000,000 Excess of $90,000,000
UNDERWRITERS AT LLOYDS, LONDON	B080113013P24	$5,000,000 Excess of $100,000,000
FREEDOM SPECIALTY INSURANCE CO.	XMF2400061	$10,000,000 Excess of $100,000,000
TWIN CITY FIRE INSURANCE COMPANY	08 DA 052123-24	$10,000,000 Excess of $100,000,000
U.S. SPECIALTY INSURANCE COMPANY	24-MGU-24-A58942	$8,000,000 Excess of $100,000,000
EVEREST NATIONAL INSURANCE COMPANY	FL5EX00719-241	$7,000,000 Excess of $100,000,000
IRONSHORE INDEMNITY INC.	IA7NAB095J005	$5,000,000 Excess of $100,000,000
XL SPECIALTY INSURANCE COMPANY	ELU197867-24	$5,000,000 Excess of $100,000,000



Date 02/03/2025

GU207
(6-78)

ENDORSEMENT

This endorsement, effective on 07/01/2024 at 12:01 A.M standard time, forms a part of

Policy No. 08 DC 0665819-24 of the TWIN CITY FIRE INSURANCE CO.

Issued to FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

A. Morris Tooker, President

SCHEDULE

	UX00H00201	9/15	THE HARTFORD PREMIER EXCESS DECLARATIONS
	RN00N02600	5/93	IN WITNESS PAGE
	UX00H00300	8/15	THE HARTFORD PREMIER EXCESS POLICY
1	HG00H15700	7/22	DISCLOSURE / CAP ON LOSSES - TERRORISM RISK INSURANCE ACT
2	UX00H01100	8/15	ABSOLUTE TIE-IN ENDORSEMENT
3	HG00H00901	7/08	AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT
4	UX00H03400	8/15	QUOTA SHARE PARTICIPATION ENDORSEMENT
	HG00H12900	10/16	U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")
	HR00H09300	2/07	PRODUCER COMPENSATION NOTICE

IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.

TWIN CITY FIRE INSURANCE COMPANY

HOME OFFICE - INDIANAPOLIS, INDIANA
ADMINISTRATIVE OFFICES - HARTFORD, CONNECTICUT
(A STOCK INSURANCE COMPANY MEMBER OF THE HARTFORD)

Kevin Barnett, Secretary

A. Morris Tooker, President

THE HARTFORD PREMIER EXCESS POLICY

I. INSURING AGREEMENT

This policy provides coverage in accordance with the terms, conditions, and limitations contained in the **Followed Policy**, except as otherwise provided herein.

II. LIMIT OF LIABILITY

Liability for Loss shall attach to the **Insurer** only after the **Underlying Limits** shall have been exhausted by payment of Loss, by or on behalf of the insurer(s) of the **Underlying Insurance** or by or on behalf of the Insured(s) by any source. The **Insurer** shall then be liable to pay Loss in excess of the **Underlying Limits** up to the **Limit of Liability** set forth in Item 3. of the Declarations. If the **Underlying Limits** are exhausted, this policy continues as primary insurance, subject to any applicable retention.

III. GENERAL CONDITIONS

(A) This policy is issued in reliance upon the representations, materials and information contained in the Application for the **Followed Policy** and is subject to the terms, conditions, and limitations contained in the **Followed Policy** (except as regards the premium, the limit of liability, including any sub-limits, the policy period and as otherwise provided herein).

(B) This policy follows the terms, conditions, and limitations of any Pending & Prior Litigation Exclusion (or similar exclusion) in the **Followed Policy**, except that the **Pending & Prior Litigation Date** set forth in Item 8. of the Declarations applies.

(C) The risk of uncollectibility of any **Underlying Insurance** (in whole or in part), for any reason, is expressly retained by the Insured(s).

(D) This policy does not provide coverage above any sub-limit of liability available under the **Underlying Insurance**. However, payments made under such coverage will be recognized for the purposes of reducing or exhausting the **Underlying Insurance**.

(E) All notices shall be given to the **Insurer** at the applicable address set forth in either Item 6. or Item 7. of the Declarations and in accordance with all appropriate notice provisions of the **Followed Policy**.

(F) Any modification to this policy or to the **Underlying Insurance**, or any assignment of interest under this policy, must be agreed to in writing by the **Insurer** in order for this policy to become subject to such modification or for such assignment to become effective. In no event shall any such modification or assignment affect this policy's excess position or attachment point.

(G) If the Insured(s) elect and are granted an extended reporting period under the **Followed Policy**, then the Insured(s) may elect an extended reporting period under this policy upon satisfaction of the conditions set forth in the **Followed Policy**.

IV. DEFINITIONS

(A) **Followed Policy**, **Underlying Insurance**, **Insurer**, **Premium**, **Policy Period**, **Pending & Prior Litigation Date** and **Limit of Liability** are defined as set forth in the Declarations.

(B) **Underlying Limits** means an amount equal to the aggregate of all limits of liability set forth in Item 9. of the Declarations for all **Underlying Insurance**, plus any applicable uninsured retention.

(C) All other capitalized terms are defined as set forth in the **Followed Policy**.

ENDORSEMENT NO:1

This endorsement, effective 12:01 am, 07/01/2024 **forms part of policy number** 08 DC 0665819-24

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

DISCLOSURE/CAP ON LOSSES – TERRORISM RISK INSURANCE ACT

THIS ENDORSEMENT IS ATTACHED TO AND MADE PART OF YOUR POLICY IN RESPONSE TO THE DISCLOSURE REQUIREMENTS OF THE TERRORISM RISK INSURANCE ACT.

A. Disclosure of Premium

In accordance with the federal Terrorism Risk Insurance Act, as amended (TRIA), we are required to provide you with a notice disclosing the portion of your premium, if any, attributable to coverage for "certified acts of terrorism" under TRIA. The portion of your premium attributable to terrorism coverage is shown in this policy.

B. The following definition is added with respect to the provisions of this endorsement:

1. A "certified act of terrorism" means an act that is certified by the Secretary of the Treasury, in accordance with the provisions of TRIA, to be an act of terrorism under TRIA. The criteria contained in TRIA for a "certified act of terrorism" include the following:

   a. The act results in insured losses in excess of $5 million in the aggregate, attributable to all types of insurance subject to TRIA; and

   b. The act results in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of an United States mission; and

   c. The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

C. Disclosure of Federal Share of Terrorism Losses

The United States Department of the Treasury will reimburse insurers for 80% of insured losses attributable to "certified acts of terrorism" under TRIA that exceeds the applicable insurer deductible. However, if aggregate industry insured losses attributable to "certified acts of terrorism" under TRIA), exceed $100 billion in a calendar year, the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion. The United States government has not charged any premium for their participation in covering terrorism losses.

D. Cap on Insurer Liability for Terrorism Losses

If aggregate industry insured losses attributable to "certified acts of terrorism" under TRIA exceed $100 billion in a calendar year and we have met, or will meet, our insurer deductible under TRIA, we shall not be liable for the payment of any portion of the amount of such losses that exceed $100 billion. In such case, your coverage for terrorism losses may be reduced on a pro-rata basis in accordance with procedures established by the Treasury, based on its estimates of aggregate industry losses and our estimate that we will exceed our insurer deductible. In accordance with the Treasury's procedures, amounts paid for losses may be subject to further adjustments based on differences between actual losses and estimates.

E. Application of Other Exclusions

The terms and limitations of any terrorism exclusion, the inapplicability or omission of a terrorism exclusion, or the inclusion of terrorism coverage, do not serve to create coverage for any loss which would otherwise be excluded under this Coverage Form, Coverage Part or Policy, such as losses excluded by any pollution, pathogenic, nuclear hazard or war exclusions.

F. All other terms and conditions remain the same.

ENDORSEMENT NO:2

This endorsement, effective 12:01 am, 07/01/2024 **forms part**
of policy number 08 DC 0665819-24

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ABSOLUTE TIE-IN ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD PREMIER EXCESS POLICY

Notwithstanding the amount specified in **Item 3**. **Limit of Liability** of the Declarations, it is agreed that the maximum combined **Limit of Liability** for this policy 08 DC 0665819-24 and policy No. 08 FI 0664579-24 shall be $5,000,000.

All other terms and conditions remain unchanged.

A. Morris Tooker, President

ENDORSEMENT NO: 3

This endorsement, effective 12:01 am, 07/01/2024 **forms part**
of policy number 08 DC 0665819-24

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT

I. Notice of Claim or Wrongful Act

A. A notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPClaims@thehartford.com
Fax: (917) 464-6000

B. Where it is stated in the policy or declarations page that a notice of any **Claim** or **Wrongful Act** shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115, it shall be deleted and replaced with the following:

Notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPClaims@thehartford.com
Fax: (917) 464-6000

II. All Other Notices

A. All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPExpress@thehartford.com
Fax: (866) 586-4550

B. With the exception of notice of a **Claim** or **Wrongful Act**, where it is stated in the policy or declarations page that a notice shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115 shall be deleted and replaced with the following:

All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPExpress@thehartford.com
Fax: (866) 586-4550

All other terms and conditions remain unchanged.

A. Morris Tooker, President

ENDORSEMENT NO:4

This endorsement, effective 12:01 am, 07/01/2024 **forms part of policy number** 08 DC 0665819-24

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

QUOTA SHARE PARTICIPATION ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD PREMIER EXCESS POLICY

I. This policy is part of a quota share participation arrangement between the **Participating Insurance Company(ies)** (as defined below) and the Insured (the "**Program**") which provides a $25,000,000 aggregate limit of liability excess of the **Underlying Insurance** and consists of the following:

Participating Insurance Company	Participating Insurance Policy No.	Participating Insurance Company's Limit of Liability	Participating Insurance Company's Percentage
Twin City Fire Insurance Co.	08 DC 0665819-24	$5,000,000	20%
Arch Reinsurance Ltd	BFI0070461-00	$2,500,000	10%
Liberty Specialty Markets Agency Limited	LSMAFL473346A	$2,500,000	10%
Berkley Insurance Company	BPRO8116258	$5,000,000	20%
Freedom Specialty Insurance Company	XMF2410841	$2,500,000	10%
Allianz Global Risks US Ins. Co.	USF05426524	$2,500,000	10%
Old Republic Insurance Company	ORPRO 13 102508	$2,500,000	10%

II. Each **Participating Insurance Company** shall be liable only for its own percentage of each covered Loss, subject to its own limit of liability.

III. Each **Participating Insurance Company** shall:

A. receive notice of any Claim submitted for coverage under the **Program**;

B. make its own determination of whether Loss is covered under the **Program**; and

C. elect whether to participate in the investigation, settlement or defense of any Claim.

IV. The liability of each **Participating Insurance Company** shall be several and not joint. The failure, refusal or inability of any **Participating Insurance Company** to pay covered Loss, including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other **Participating Insurance Company**.

All other terms and conditions remain unchanged.

A. Morris Tooker, President

U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the United States. **Please read this Notice carefully**.

The Office of Foreign Assets Control ("OFAC") of the U.S. Department of the Treasury administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign countries and regimes, terrorists, international narcotics traffickers, those engaged in activities related to the proliferation of weapons of mass destruction, and other threats to the national security, foreign policy or economy of the United States. OFAC acts under Presidential national emergency powers, as well as authority granted by specific legislation, to impose controls on transactions and freeze assets under U.S. jurisdiction. OFAC publishes a list of individuals and companies owned or controlled by, or acting for or on behalf of, targeted countries. It also lists individuals, groups, and entities, such as terrorists and narcotics traffickers designated under programs that are not country-specific. Collectively, such individuals and companies are called "Specially Designated Nationals and Blocked Persons" or "SDNs". Their assets are blocked and U.S. persons are generally prohibited from dealing with them. This list can be located on OFAC's web site at — http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is an SDN, as identified by OFAC, the policy is a blocked contract and all dealings with it must involve OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC.

Producer Compensation Notice

You can review and obtain information on The Hartford's producer compensation practices at www.thehartford.com or at 1-800-592-5717.


Allianz

ALLIANZ COMMERCIAL

Insurance

Policy

DECLARATIONS

EXCESS PROTECT

EXCESS LIABILITY INSURANCE

NOTICE: THIS POLICY, SUBJECT TO ITS TERMS, APPLIES TO ANY CLAIM FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD AND THE DISCOVERY PERIOD, IF APPLICABLE. THE LIMIT OF LIABILITY AVAILABLE TO PAY LOSS SHALL BE REDUCED AND MAY BE EXHAUSTED BY AMOUNTS INCURRED AS DEFENSE COSTS. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY OF THE INSUREDS.

The Declarations along with the Policy and with endorsements attached, if any, shall constitute the contract between the **Insureds** and the **Insurer**.

Policy Number: USF05426324

Item 1. **Policyholder**: Fidelity Equity and High Income Funds
Principal Address: c/o FMR LLC, 88 Black Falcon Ave,
First Floor, East Side, Suite 167, Mailzone V7E
Boston, MA 02210

Item 2. **Policy Period**: From: July 1, 2024
To: July 1, 2025
The **Policy Period** incepts and expires as of 12:01 AM at the **Policyholder's** principal address.

Item 3. **Limit of Liability:** $2,500,000 p/o $25,000,000 — In the aggregate for the **Policy Period**

Item 4. **Premium:** $32,500 — For the **Policy Period**

Item 5. **Followed Policy**: See Below
Insurer: Berkshire Hathaway Specialty InsuranceCompany — Policy No.: 47-EPF-315881-04
Limit of Liability: $10,000,000
Retention: $5,000,000
Policy Period: From: July 1, 2024 To: July 1, 2024

Item 6. **Underlying Insurance:** See Schedule of Underlying, PX3100

Item 7. **Insurer:** (Coverage is provided in the following company, a stock company)

Allianz Global Risks US Insurance Company
225 West Washington Street, Suite 1800
Chicago, IL 60606-3484
Phone Number: 1-888-466-7883

Notification to the **Insurer** of a **Claim** or circumstance pursuant to Section 2.5 of this Policy shall be given to:

Allianz Global Risks US Insurance Company
Attention: Financial Lines - Claims Department
225 West Washington Street, Suite 1800
Chicago, IL 60606-3484
Email for First Notice of Loss (FNOL): NewLoss@agcs.allianz.com
Phone Number for Claims FNOL: 1-(800) 347-3428

Allianz

Phone Number for Existing Claims: 1-(800) 870-8857

Item 8. Currency: USD

Item 9. Endorsements attached at issuance:
See Schedule of Forms and Endorsements, DO1200-MU

Producer Name and Mailing Address:
Willis Towers Watson Northeast, Inc.
The Prudential Tower 800 Boylston Street
Boston, MA 02199

Allianz

Schedule of Underlying Insurance

Item 6. **Underlying Insurance:**

1st Excess Policy
Insurer: ACE American Insurance Company Policy No.: G2365280 017
Limit of Liability: $10,000,000
Excess of Limit of Liability: $10,000,000
Policy Period: From: July 1, 2024 To: July 1, 2025

2nd Excess Policy
Insurer: National Union Fire Insurance Company of Pittsburgh, PA Policy No.: 01-307-65-49
Limit of Liability: $10,000,000
Excess of Limit of Liability: $20,000,000
Policy Period: From: July 1, 2024 To: July 1, 2025

3rd Excess Policy
Insurer: ICI Mutual Insurance Company Policy No.: 87153124D
Limit of Liability $10,000,000
Excess of Limit of Liability $30,000,000
Policy Period: From: July 1, 2024 To: July 1, 2025

4th Excess Policy
Insurer: Allied World Assurance Company, AG Policy No.: C014841/014
Limit of Liability: $10,000,000
Excess of Limit of Liability: $40,000,000
Policy Period: From: July 1, 2024 To: July 1, 2025

5th Excess Policy
Insurer: QBE Insurance Corporation Policy No.: 130005115
Limit of Liability $10,000,000
Excess of Limit of Liability $50,000,000
Policy Period: From: July 1, 2024 To: July 1, 2025

6th Excess Policy
Insurer: Travelers Casualty and Surety Company of America Policy No.: 106547114
Limit of Liability: $10,000,000
Excess of Limit of Liability: $60,000,000
Policy Period: From: July 1, 2024 To: July 1, 2025

7th Excess Policy
Insurer: Continental Casualty Company Policy No.: 287273571
Limit of Liability $10,000,000
Excess of Limit of Liability $70,000,000
Policy Period: From: July 1, 2024 To: July 1, 2025

8th Excess Policy
Insurer: Starr Indemnity and Liability Company Policy No.: 1000059076241
Limit of Liability: $10,000,000
Excess of Limit of Liability: $80,000,000
Policy Period: From: July 1, 2024 To: July 1, 2025

9th Excess Policy
Insurer: Axis Insurance Company | Policy No.: P-001-000158031-05

Limit of Liability $5,000,000
Excess of Limit of Liability $90,000,000
Policy Period: From: July 1, 2024 To: July 1, 2025

10th Excess Policy
Insurer: Zurich American Insurance Company | Policy No.: EOC-0905341-01
Limit of Liability: $5,000,000
Excess of Limit of Liability: $95,000,000
Policy Period: From: July 1, 2024 To: July 1, 2025

11th Excess Policy
Insurer: Lloyds of London | Policy No.: 13015P24
Limit of Liability $5,000,000 p/o $50,000,000
Excess of Limit of Liability $100,000,000
Policy Period: From: July 1, 2024 To: July 1, 2025

12th Excess Policy
Insurer: Freedom Specialty Insurance Company | Policy No.: XMF2400059
Limit of Liability: $10,000,000 p/o $50,000,000
Excess of Limit of Liability: $100,000,000
Policy Period: From: July 1, 2024 To: July 1, 2025

13th Excess Policy
Insurer: Twin City Fire Insurance Company | Policy No.: 08 DA 0252127 24
Limit of Liability $10,000,000 p/o $50,000,000
Excess of Limit of Liability $100,000,000
Policy Period: From: July 1, 2024 To: July 1, 2025

14th Excess Policy
Insurer: U.S. Specialty Casualty Company | Policy No.: 24-MGU-24-58943
Limit of Liability: $8,000,000 p/o $50,000,000
Excess of Limit of Liability: $100,000,000
Policy Period: From: July 1, 2024 To: July 1, 2025

15th Excess Policy
Insurer: Everest National Insurance Company | Policy No.: FL5EX00305-241
Limit of Liability $7,000,000 p/o $50,000,000
Excess of Limit of Liability $100,000,000
Policy Period: From: July 1, 2024 To: July 1, 2025

16th Excess Policy
Insurer: Ironshore Indemnity Inc. | Policy No.: IA7NAB0949005
Limit of Liability: $5,000,000 p/o $50,000,000
Excess of Limit of Liability: $100,000,000
Policy Period: From: July 1, 2024 To: July 1, 2025

17th Excess Policy
Insurer: XL Specialty Insurance Company | Policy No.: ELU197863-24
Limit of Liability $5,000,000 p/o $50,000,000
Excess of Limit of Liability $100,000,000
Policy Period: From: July 1, 2024 To: July 1, 2025

Schedule of Forms and Endorsements

Policy Number	Effective Date	Producer
USF05426324	July 1, 2024	Willis Towers Watson Northeast, Inc.

Policyholder: Fidelity Equity and High Income Funds

Form Name	**Form Number**
Declarations - Excess Protect Excess Liability Insurance	PX2100FL (08/15)
Schedule of Underlying Insurance	PX3100 (08/15)
Schedule of Forms and Endorsements	DO1200-MU (08/15)
Important Disclosure Notice of Terrorism Insurance Coverage	PHN7157-MU (01/20)
Excess protect Excess liability insurance policy	PX4100FL (08/15)
Cap on Losses from Certified Acts of Terrorism	145989 (03/17)
Sanctions Clause	PX3108 (08/15)
Pending and Prior Litigation Endorsement	PXMAN3101 01 23
Limit of Liability Amended Endorsement (Tie-In of Limits – Absolute)	DOXMAN(1233)-MU (08/15)
Quota Share Participation Endorsement	PXMAN3106 05 24
Exhaustion Provision Amended Endorsement	DOXMAN(1319)-MU (09/22)
Conformance with State Statutes Endorsement (Full Conformance)	DOXMAN(1209)-MU (08/15)

Allianz

IMPORTANT DISCLOSURE
NOTICE OF TERRORISM INSURANCE COVERAGE

This notice applies to all type(s) of insurance provided under this policy that are subject to the Terrorism Risk Insurance Act ("The Act"), as amended. This policy makes available and provides at a premium of $0 insurance coverage for losses resulting from acts of terrorism. As defined in Section 102(1) of the Act: The term “act of terrorism” means any act or acts that are certified by the Secretary of the Treasury—in consultation with the Secretary of Homeland Security, and the Attorney General of the United States—to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

YOU SHOULD KNOW THAT WHERE COVERAGE IS PROVIDED BY THIS POLICY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM, SUCH LOSSES MAY BE PARTIALLY REIMBURSED BY THE UNITED STATES GOVERNMENT UNDER A FORMULA ESTABLISHED BY FEDERAL LAW. HOWEVER, YOUR POLICY MAY CONTAIN OTHER EXCLUSIONS WHICH MIGHT AFFECT YOUR COVERAGE, SUCH AS AN EXCLUSION FOR NUCLEAR EVENTS. UNDER THE FORMULA, THE UNITED STATES GOVERNMENT GENERALLY REIMBURSES 80% BEGINNING ON JANUARY 1, 2020, OF COVERED TERRORISM LOSSES EXCEEDING THE STATUTORILY ESTABLISHED DEDUCTIBLE PAID BY THE INSURANCE COMPANY PROVIDING THE COVERAGE. THE PREMIUM CHARGED FOR THIS COVERAGE IS $0 AND DOES NOT INCLUDE ANY CHARGES FOR THE PORTION OF LOSS THAT MAY BE COVERED BY THE FEDERAL GOVERNMENT UNDER THE ACT.

YOU SHOULD ALSO KNOW THAT THE TERRORISM RISK INSURANCE ACT, AS AMENDED, CONTAINS A $100 BILLION CAP THAT LIMITS U.S. GOVERNMENT REIMBURSEMENT AS WELL AS INSURERS’ LIABILITY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM WHEN THE AMOUNT OF SUCH LOSSES IN ANY ONE CALENDAR YEAR EXCEEDS $100 BILLION. IF THE AGGREGATE INSURED LOSSES FOR ALL INSURERS EXCEED $100 BILLION, YOUR COVERAGE MAY BE REDUCED.

Allianz

EXCESS PROTECT
EXCESS LIABILITY INSURANCE POLICY

THIS IS A FOLLOW FORM, CLAIMS MADE, INSURANCE POLICY THAT MUST BE READ IN CONJUNCTION WITH ALL UNDERLYING INSURANCE POLICIES TO BE UNDERSTOOD.

In consideration of payment of the premium and in reliance upon all statements made and information furnished to the insurance company shown in the Declarations (the "**Insurer**"), including the statements made in the **Application** and subject to all terms, conditions and limitations of this Policy, the **Insurer**, the **Policyholder** and the **Insureds** agree as follows:

1. Insuring Agreement

This Policy provides the **Insureds** with insurance excess of the **Underlying Insurance** for **Claims** first made against the **Insured** during the **Policy Period** or **Discovery Period**, if applicable, and reported to the **Insurer** pursuant to the provisions of this Policy. Except as specifically set forth in this Policy or in any written endorsement attached to this Policy, the coverage afforded by this Policy applies in conformance with: (1) the terms, conditions, warranties, exclusions and limitations of the **Followed Policy** as they existed on the inception date of this Policy; and (2) any narrower or more restrictive terms of the other **Underlying Insurance**, to the extent the coverage of the **Followed Policy** is limited or restricted by the terms of such other **Underlying Insurance.** This Policy shall not provide coverage broader than that provided by the **Followed Policy** unless the **Insurer** specifically agrees to grant such broader coverage herein or by written endorsement attached to this Policy.

2. General Conditions

The conditions set forth in this Section 2. General Conditions are in addition to those set forth in the **Followed Policy**, and are specific to the coverage provided by this Policy.

2.1 Coverage under this Policy shall attach only after exhaustion of the limits of liability of the **Underlying Insurance**. The limits of liability of the **Underlying Insurance** shall be exhausted by payment, in legal currency, of **Loss** by the insurers of the **Underlying Insurance**, the **Insureds** or any **DIC Insurer** (if such **DIC Insurer** is sitting excess of this Policy). The **Insurer** shall recognize any contribution in legal currency by or on behalf of an **Insured** to such exhaustion of the limits of liability of the **Underlying Insurance**.

2.2 The **Limit of Liability** as stated in Item 3 of the Declarations shall be the maximum amount payable under this Policy for all covered **Loss**, including without limitation, defense costs.

2.3 If the limits of liability of the **Underlying Insurance** are reduced solely due to actual payment in legal currency of the **Underlying Insurance**, this Policy shall continue in force as excess insurance above the remaining amount of the limits of liability of the **Underlying Insurance.** If the limits of liability of the **Underlying Insurance** are exhausted as described in Section 2.1, this Policy shall continue in force as primary insurance, subject to any applicable retention.

2.4 This Policy shall pay only in the event of reduction or the exhaustion of limit of the **Underlying Insurance** as described above and shall not drop down for any reason including, but not limited to, the uncollectibility in whole or in part of the **Underlying Insurance** or any insurance provided by a **DIC Insurer**. This Policy does not provide excess insurance above any sub-limit of liability available under any **Underlying Insurance**; however, the **Insurer** shall recognize the payment of such sub-limit of liability as erosion or reduction of the limits of liability of the **Underlying Insurance**.

2.5 Where any **Underlying Insurance** permits or requires notice to its insurer, including notice of a **Claim**, then as a condition precedent to the obligations of the **Insurer** under this Policy, the **Insureds** shall, contemporaneously with and according to the terms of the **Followed Policy**, give the same written notice to the **Insurer** at the applicable address set forth in Item 7 of the Declarations.

2.6 The **Insurer** may elect to, but is not obligated to, effectively associate in the investigation, settlement, defense or appeal of any **Claim** or matter that the **Insurer** believes, in its sole opinion, is reasonably likely to involve or to be covered under this Policy.

2.7 Any change in or modification to the **Underlying Insurance** or this Policy or assignment of interest under this Policy must be agreed upon in writing by the **Insurer**, and in no event shall any such change, modification or assignment affect this Policy's excess position or attachment point.

2.8 All **Underlying Insurance** shall be maintained in full force and effect. Failure to maintain any **Underlying Insurance** shall: (1) result in the **Insureds** becoming self-insured for the limit of liability of any such **Underlying Insurance**; and (2) not relieve the **Insurer** of any obligations under this Policy.

2.9 This Policy shall terminate immediately upon the effective date of the termination for any reason of the **Followed Policy**, (except by reason of the complete exhaustion of the **Followed Policy** as set forth above) whether by the **Insureds** or by the insurer of such policy.

3. Definitions

3.1 Any term used in this Policy, including **Application**, **Claim, Loss** and **Insured(s)** that is defined in the **Followed Policy** shall have the same meaning as assigned to such term in the **Followed Policy**.

3.2 **DIC Insurer** means any insurer of an insurance policy written specifically excess of this Policy that is contractually obligated to drop down and pay covered **Loss** that is not paid by any **Underlying Insurance**. This Policy does not follow form to the provisions of the policy of such **DIC Insurer**.

3.3 **Discovery Period** means the Discovery Period or Extended Reporting Period as described in the **Underlying Insurance.** In no event shall this Policy provide a **Discovery Period** unless, and then only to the extent, it is provided by the **Underlying Insurance**.

3.4 **Followed Policy** means the insurance policy stated as such in Item 5 of the Declarations.

3.5 **Insurer** means the entity stated in Item 7 of the Declarations.

3.6 **Policyholder** means the entity stated in Item 1 of the Declarations.

3.7 **Policy Period** means the period stated as such in Item 2 of the Declarations.

3.8 **Underlying Insurance** means the **Followed Policy** and any other insurance policies stated as such in Item 6 of the Declarations.

IN WITNESS WHEREOF, the **Insurer** has caused this Policy to be signed by its President and Secretary.

Secretary *President*

Allianz

Endorsement Number 1

Cap on Losses from Certified Acts of Terrorism

Policy Number	Effective Date
USF05426324	July 1, 2024

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following provisions are added:

If aggregate insured losses attributable to terrorist acts certified under the federal Terrorism Risk Insurance Act exceed $100 billion in a calendar year and the Insurer (the company providing coverage under this Policy) has met its Insurer deductible under the Terrorism Risk Insurance Act, the Insurer shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

Certified Act of Terrorism means an act that is certified by the Secretary of the Treasury, in accordance with the provisions of the federal Terrorism Risk Insurance Act, to be an act of terrorism pursuant to such Act, as amended. The criteria contained in the Terrorism Risk Insurance Act for a **Certified Act of Terrorism** include the following:

1. The act resulted in insured losses in excess of $5 million in the aggregate, attributable to all types of insurance subject to the Terrorism Risk Insurance Act; and
2. The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

ALL OTHER TERMS, CONDITIONS AND LIMITATIONS REMAIN UNCHANGED.

Endorsement Number 2

Sanctions Clause

Policy Number	Effective Date	Producer
USF05426324	July 1, 2024	Willis Towers Watson Northeast, Inc.

Policyholder: Fidelity Equity and High Income Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following General Condition is added:

Where coverage provided by this Policy would be in violation of any foreign or **U.S.** economic or trade sanctions such as, but not limited to, those sanctions administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC"), such coverage shall be null and void.

ALL OTHER TERMS, CONDITIONS AND LIMITATIONS REMAIN UNCHANGED.

Endorsement Number 3

Pending and Prior Litigation Endorsement

Policy Number	Effective Date
USF05426324	July 1, 2024

Policyholder: Fidelity Equity and High Income Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This Endorsement modifies insurance provided under the following:

Excess Protect

It is agreed that:

The following is added as an Exclusion to the Policy:

The **Insurer** shall not be liable for that portion of **Loss** arising out of, based upon or attributable to:

A. any demand, suit, proceeding, or investigation occurring prior to, or pending as of, July 1, 2024; or

B. any **Wrongful Act** which gave rise to such prior or pending demand, suit, proceeding, or investigation.

ALL OTHER TERMS, CONDITIONS, AND LIMITATIONS REMAIN UNCHANGED.

Endorsement Number 4

Limit of Liability Amended Endorsement
(Tie-In of Limits – Absolute)

Policy Number	Effective Date	Producer
USF05426324	July 1, 2024	Willis Towers Watson Northeast, Inc.

Policyholder: Fidelity Equity and High Income Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

Excess Protect

It is agreed that:

I. Subsection 2.2 in General Conditions is amended to add the following to the end thereof:

The combined **Limit of Liability** of the **Insurer** for all **Loss** under both this Policy and also under an **Other Allianz Policy** shall be $2,500,000

Accordingly, the **Limit of Liability** for **Loss** under this Policy shall be reduced by **Loss** incurred under the **Other Allianz Policy** because the **Limit of Liability** under the **Other Allianz Policy** is now part of and not in addition to the **Limit of Liability** of this Policy as set forth in Item 3 of the Declarations of this Policy.

Nothing in this endorsement shall be construed to increase the **Insurer's Limit of Liability** set forth the Declarations of such **Other Allianz Policy** which shall remain the maximum liability of the **Insurer** for all **Loss** under such **Other Allianz Policy**, or the **Insurer's Limit of Liability** under this Policy as set forth in Item 3 of the Declarations of this Policy which shall remain the maximum liability of the **Insurer** for all **Loss** in the aggregate under this Policy.

II. The following is added to the Definitions Section:

Other Allianz Policy means policy number USF05426224 issued to Fidelity Equity and High Income Funds by Allianz Global Risks US Insurance Company (or any renewal or replacement of such policy or which succeeds such policy in time).

ALL OTHER TERMS, CONDITIONS AND LIMITATIONS REMAIN UNCHANGED.

Allianz

Endorsement Number: 5

Policy Number: USF05426324
Policyholder: Fidelity Equity and High Income Funds
Endorsement Effective Date: July 1, 2024

Quota Share Participation Endorsement

This Endorsement modifies insurance provided under:

Excess Protect

It is agreed that:

1. Item 3 of the Declarations is amended to add:

   Quota Share Limit of Liability: $2,500,000 p/o $25,000,000
   Quota Share Participation: 10%

2. Section 1, Insuring Agreements, is amended to add:

   This Policy is part of a quota share participation arrangement, with each Participating Insurer agreeing to participate pursuant to the Schedule below.

3. Section 2.2 of the General Conditions is deleted and replaced with:

   The **Insurer's** Quota Share Limit of Liability and Quota Share Participation as set forth in Item 3 of the Declarations (above) shall be the maximum amount payable under this Policy for all **Loss**, including without limitation, defense costs.

4. Section 2.3 of the General Conditions is amended to add:

   The liability for each Participating Insurer is several and not joint. The failure of any Participating Insurer to pay its share of **Loss**, as set forth in the Schedule, shall not increase the liability of any other Participating Insurer.

5. Section 2, General Conditions, is amended to add:

   Each Participating Insurer shall make its own determination of whether loss is covered under its respective policy. No Participating Insurer shall bind any other Participating Insurer regarding coverage.

Schedule

Participating Insurer	Policy Number	Participation %	Limit of Liability
Liberty Specialty Markets Agency Limited	LSMAFL473346A	10%	$2,500,000
Freedom Specialty Insurance Company	XMF2410840	10%	$2,500,000
Endurance American Insurance Company	FIX30063540100	10%	$2,500,000
Old Republic Insurance Company	ORPRO 12 105161	10%	$2,500,000
Twin City Fire Insurance Co.	08 DC 0665817-24	20%	$5,000,000
Allianz Global Risks US Insurance Company	USF05426324	10%	$2,500,000
Arch Reinsurance Ltd	BFI0070461-00	10%	$2,500,000
Berkley Insurance Company	BPRO8116258	20%	$5,000,000

ALL OTHER TERMS, CONDITIONS, AND LIMITATIONS REMAIN UNCHANGED.

Endorsement Number 6

Exhaustion Provision Amended Endorsement

Policy Number	Effective Date
USF05426324	July 1, 2024

Policyholder: Fidelity Equity and High Income Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

Excess Protect

It is agreed that:

Subsection 2.1 in General Conditions is deleted in its entirety and replaced with the following:

> Coverage under this Policy shall attach only after exhaustion of the limits of liability of the **Underlying Insurance**. The limits of liability of the **Underlying Insurance** shall be exhausted by payment, in legal currency, of **Loss** by the insurers of the **Underlying Insurance**, the **Insureds**, and/or any other source. The **Insurer** shall recognize any contribution in legal currency by or on behalf of an **Insured** to such exhaustion of the limits of liability of the **Underlying Insurance**.

ALL OTHER TERMS, CONDITIONS AND LIMITATIONS REMAIN UNCHANGED.

Allianz

Endorsement Number 7

Conformance with State Statutes Endorsement
(Full Conformance)

Policy Number	Effective Date	Producer
USF05426324	July 1, 2024	Willis Towers Watson Northeast, Inc.

Policyholder: Fidelity Equity and High Income Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

Excess Protect

It is agreed that:

In the event of any inconsistency between the state amendatory attached to this Policy and any term or condition of this Policy, the **Insurer** will resolve the inconsistency by applying the provision that is more favorable to the **Insured**, to the extent permitted by applicable law.

ALL OTHER TERMS, CONDITIONS AND LIMITATIONS REMAIN UNCHANGED.

ARCH REINSURANCE LTD

EXCESS DIRECTORS AND OFFICERS LIABILITY INSURANCE POLICY

"BERMUDA SHORTS" FORM

THIS IS A CLAIMS MADE POLICY. DEFENSE COSTS ARE INCLUDED IN THE LIMIT OF LIABILITY. Except as otherwise provided herein, this Policy covers only Claims first made against the Insureds during the Policy Period. PLEASE READ THIS POLICY CAREFULLY.

DECLARATIONS

Policy No.: **BFI0070461-00**

Item 1. **Named Insured:** **Fidelity Equity and High Income Funds**
Address: 88 Black Falcon
First Floor, East Side, Suite 167
Mailzone V7E
Boston, MA 02210
U.S.A.

Item 2. **Policy Period:**
From: July 1, 2024
To: July 1, 2025
12:01 a.m. local time at the address stated in Item 1.

Item 3. **Limit of Liability:** $2,500,000 part of $25,000,000

Item 4: **Underlying Insurance:**

	Insurer	Limit of Liability	Attachment
Primary Policy:	Berkshire Hathaway Specialty Insurance Company	$10,000,000	
1st Excess:	ACE American Insurance Company	$10,000,000	$10,000,000
2nd Excess:	National Union Fire Insurance Company of Pittsburgh, Pa.	$10,000,000	$20,000,000
3rd Excess:	ICI Mutual Insurance Company	$10,000,000	$30,000,000
4th Excess:	Allied World Assurance Company, AG	$10,000,000	$40,000,000
5th Excess:	QBE Insurance Corporation	$10,000,000	$50,000,000
6th Excess:	Travelers Casualty and Surety Company of America	$10,000,000	$60,000,000
7th Excess:	Continental Casualty Company	$10,000,000	$70,000,000
8th Excess:	Starr Indemnity & Liability Company	$10,000,000	$80,000,000

9th Excess:	AXIS Insurance Company	$5,000,000	$90,000,000
10th Excess:	Zurich American Insurance Company	$5,000,000	$95,000,000
11th Excess:	Ironshore Indemnity Inc.	$5,000,000 p/o $50,000,000	$100,000,000
	Mosaic Syndicate Services Limited	$5,000,000 p/o $50,000,000	$100,000,000
	XL Specialty Insurance Company	$5,000,000 p/o $50,000,000	$100,000,000
	Everest National Insurance Company	$7,000,000 p/o $50,000,000	$100,000,000
	U.S. Specialty Insurance Company	$8,000,000 p/o $50,000,000	$100,000,000
	Twin City Fire Insurance Co.	$10,000,000 p/o $50,000,000	$100,000,000
	Freedom Specialty Insurance Company	$10,000,000 p/o $50,000,000	$100,000,000

Item 5. **Extended Reporting Period:** As per the Primary Policy
Additional Period:
Additional Premium:

Item 6. **Notice to Insurer:**

Notice Of **Claim(s)** To Be Sent To:

Arch Reinsurance Ltd
Waterloo House, Ground Floor
100 Pitts Bay Road
Pembroke
Bermuda HM 08
Fax (441) 278 9276
Attention: Professional Claims
Email: professionalclaims@archinsurance.bm

All Other Notices To Be Sent To:

Arch Reinsurance Ltd
Waterloo House, Ground Floor
100 Pitts Bay Road
Pembroke
Bermuda HM 08
Fax (441) 278 9276
Attention: Professional Underwriting

Item 7. **Policy Premium:** $32,500

Countersigned at Hamilton, Bermuda on the **9th** day of **October 2024**.

Authorized Representative

Arch Reinsurance Ltd.

ARCH REINSURANCE LTD

EXCESS DIRECTORS AND OFFICERS LIABILITY INSURANCE POLICY

In consideration of the payment of the premium and in reliance upon the **Application**, the Insurer specified in the Declarations (the "**Insurer**") and the **Insureds** agree as follows:

I. INSURING AGREEMENT

This Policy provides excess coverage after exhaustion of the **Underlying Limit**. Except as otherwise provided in this Policy, coverage under this Policy shall follow form to, and apply in conformance with, the provisions of the **Primary Policy** as of the inception of this Policy. Notwithstanding the foregoing, this Policy shall provide no broader coverage than the most restrictive policy of **Underlying Insurance** and shall not be subject to any "state amendatory" or similar state specific endorsement to the **Primary Policy**.

II. EXHAUSTION OF THE UNDERLYING LIMIT

A. The **Underlying Limit** shall be exhausted by payment, in legal currency, of covered **Loss** by the insurers of **Underlying Insurance**, the **Insureds**, or any **DIC Insurer**.

B. If this Policy becomes primary insurance because of the exhaustion of the **Underlying Limit**, the applicable deductible or retention of the **Primary Policy** shall apply to each **Claim** handled by the **Insurer** on a primary insurance basis. No deductible or retention shall apply to any **Claim** handled by the **Insurer** on an excess insurance basis.

C. If any policy of **Underlying Insurance** grants any coverage subject to a sub-limit of liability, this Policy shall not offer such coverage. However, this Policy shall recognize any reduction of the **Underlying Limit** by any payment under such coverage.

III. DEFINITIONS

Whether used in the singular or plural, the following terms shall have the meanings specified below:

A. "**Application**" and "**Claim**" shall have the same meaning specified for such terms in the **Primary Policy**.

B. "**Loss**" shall have the same meaning specified for such term in the **Primary Policy**, except that punitive damages are included within **Loss** to the extent such damages are legally insurable under the internal laws of England and Wales, notwithstanding anything to the contrary in the **Primary Policy**.

C. "**DIC Insurer**" means any insurer of an insurance policy written specifically excess of this Policy that is contractually obligated to drop down and pay covered **Loss** that is not paid by any **Underlying Insurance**. This Policy does not follow form to the provisions of the policy of such **DIC Insurer**.

D. "**Insureds**" means all persons and entities entitled to coverage under the **Primary Policy**.

E. "**Primary Policy**" and any "**Underlying Excess Policies**" are identified in Item 4 of the Declarations.

F. "**Underlying Insurance**" means the **Primary Policy** and any **Underlying Excess Policies**.

G. "**Underlying Limit**" means the aggregate sum of all limits of liability of all **Underlying Insurance** as shown in Item 4 of the Declarations.

IV. LIMIT OF LIABILITY

The Limit of Liability specified in Item 3 of the Declarations is the maximum aggregate amount that the **Insurer** shall pay under this Policy for all covered **Loss**, including, without limitation, defense costs.

V. DUTIES IN THE EVENT OF A CLAIM

The **Insureds** shall give notice to the **Insurer** of any **Claim** or potential **Claim** in conformance with the notice provisions of the **Primary Policy** except that such notice shall be delivered to the address specified in Item 6 of the Declarations. The **Insurer** shall have the right to participate in the investigation, settlement and defense of any **Claim** noticed under this Policy, even if the **Underlying Limit** has not been exhausted. The **Insureds** shall give the **Insurer** all information and cooperation as the **Insurer** may reasonably request.

VI. EXTENDED REPORTING PERIOD

If the **Insureds** elect and are granted an extended reporting period or discovery period under all **Underlying Insurance**, then the **Insureds** shall also be entitled to elect an extended reporting period under this Policy. Such extended reporting period shall follow form to, and apply in conformance with, the provisions of the **Primary Policy** provided that the premium and duration of such extended reporting period shall be as specified in Item 5 of the Declarations.

VII. MAINTENANCE OF UNDERLYING INSURANCE

All **Underlying Insurance** shall be maintained in full effect. Failure to maintain any **Underlying Insurance** shall: (i) result in the **Insureds** becoming self-insured for the limit of liability of any such **Underlying Insurance**; and (ii) not relieve the **Insurer** of any obligation under this Policy.

VIII. CHANGES

This Policy shall not be changed or assigned in any manner except by written agreement of the **Insurer**.

IX. ARBITRATION

No provision of the **Primary Policy** as respects service of suit, submission to the jurisdiction of any court or other provision of the **Primary Policy** relating to the resolution of disputes, controversies or claims shall apply to this Policy, and the following shall apply to this Policy:

A. Any dispute, controversy or claim arising out of or relating to this Policy or the breach, termination or alleged invalidity thereof shall be finally and fully determined in London, England under the provisions of the Arbitration Act of 1996 (the "Act"), and/or any statutory modifications or amendments thereto, for the time being in force, by a Board composed of three arbitrators to be selected for each controversy as follows:

Any party may, in the event of a dispute, controversy or claim, notify the other party or parties to such dispute, controversy or claim of its desire to arbitrate the matter, and at the time of such notification the party desiring arbitration shall notify the other party or parties of the name of the arbitrator selected by it. The other party who has been so notified shall within thirty (30) calendar days thereafter select an arbitrator and notify the party desiring arbitration of the name of such second arbitrator. If the party notified of a desire for arbitration shall fail or refuse to nominate the second arbitrator within thirty (30) calendar days following the receipt of such notification, the party who first served notice of a desire to arbitrate will, within an additional period of thirty (30) calendar days, apply to a judge of the High Court of Justice of England and Wales for the appointment of a second arbitrator and in such a case the arbitrator appointed by such a judge shall be deemed to have been nominated by the party or parties who failed to select the second arbitrator. The two arbitrators, chosen as above provided, shall within thirty (30) calendar days after the appointment of the second arbitrator choose a third arbitrator. In the event of the failure of the first two arbitrators to agree on a third arbitrator within said thirty (30) calendar day period, either of the parties may within a period of thirty (30) calendar days thereafter, after notice to the other party or parties, apply to a judge of the High Court of Justice of England and Wales for the appointment of a third arbitrator and in such case the person so appointed shall be deemed and shall act as a third arbitrator. Upon acceptance of the appointment by said third arbitrator, the Board of Arbitration for the controversy in question shall then be deemed fixed.

B. The arbitration hearing shall be located, at the election of the **Insured** parties, in London, England; Bermuda; Toronto, Canada; or Vancouver, British Columbia. The Board of Arbitration shall fix, by a notice in writing to the parties involved, a reasonable time and place for the hearing and may prescribe reasonable rules and regulations governing the course and conduct of the arbitration proceeding, including, without limitation, discovery by the parties.

C. The Board of Arbitration shall, within ninety (90) calendar days following the conclusion of the hearing, render its decision on the matter or matters in controversy in writing and shall cause a copy thereof to be served on all the parties thereto. In case the Board of Arbitration fails to reach a unanimous decision, the decision of the majority of the members of said Board shall be deemed to be the decision of the Board and the same shall be final and binding on the parties thereto. Such decision shall be a complete defense to any attempted appeal or litigation of such decision in the absence of fraud or collusion. Without limiting the foregoing, the parties waive any right to appeal, and/or seek collateral review of the decision of the Board of Arbitration by any court or other body to the fullest extent permitted by applicable law, including, without limitation, application or appeal under Sections 45 or 69 of the Act.

D. In the event that the **Insureds** prevail in the arbitration proceeding, then the **Insurer** shall pay to such **Insureds** the attorneys' fees, expert fees and other necessary out-of-pocket costs and expenses reasonably incurred by such **Insureds** in the arbitration proceeding and shall pay the fees and expenses of the Board of Arbitration, such payment to be in addition to and not part of any applicable Limit of Liability under this Policy. In the event the **Insurer** prevails in the arbitration proceeding, then such fees and expenses of the **Insurer** shall be paid as may be ordered by the Board of Arbitration within its sole discretion.

X. GOVERNING LAW AND INTERPRETATION

This Policy, and any dispute, controversy or claim arising out of or relating to this Policy, shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, except insofar as such laws: (i) may prohibit payment hereunder in respect of punitive damages; (ii) pertain to the procurement, issuance, delivery, renewal, nonrenewal or cancellation of policies of insurance or the regulation under New York Insurance Law, or regulations issued by the Insurance Department of the State of New York pursuant thereto, applying to insurers doing insurance business within the State of New York or as respects risks or insureds situated in the State of New York; or (iii) are inconsistent with any provisions of this Policy.

Notwithstanding anything herein to the contrary, the provisions, stipulations, exclusions and conditions of this Policy are to be construed in an evenhanded fashion as between the parties. Without limitation, where the language of this Policy is deemed to be ambiguous or otherwise unclear, the issue shall be resolved in the manner most consistent with the relevant provisions, stipulations, exclusions and conditions (without regard to authorship of the language, without any presumption or arbitrary interpretation or construction in favor of either the **Insureds** or the **Insurer**, without reference to the "reasonable expectations" of either thereof or to contra proferentem and without reference to parol or other extrinsic evidence). To the extent that New York law is inapplicable by virtue of any exception or proviso enumerated above or otherwise, and as respects any arbitration procedure pursuant to this Section 9 above, the internal laws of England and Wales shall apply.

Arch | Insurance

Endorsement No.: **1**
This endorsement, effective: **July 1, 2024** (at 12:01 A.M. prevailing time at the address of the Insured Company as shown in item 1 of the Declarations)
Forms a part of Policy No.: **BFI0070461-00**
Issued to: **Fidelity Equity and High Income Funds**
By: **Arch Reinsurance Ltd.**

TIE-IN OF LIMIT ENDORSEMENT

In consideration of the premium charged, it is agreed that the following is added to this Policy, notwithstanding anything to the contrary in the Primary Policy:

It is expressly agreed that this Policy and Policy Number **FIF0070462-00** issued by Arch Reinsurance Ltd (the "Other Policy") share a single limit of liability. Therefore:

(1) The Insurer's maximum limit of liability for all Loss, including Defense Expenses, under this Policy, and for all Loss, including Defense Expenses, under the Other Policy, in the aggregate, will not exceed **$2,500,000**.

(2) Any payments by the Insurer under this Policy shall reduce, and possibly exhaust, the limit of liability available for the payment of claims under the Other Policy. Similarly, any payments by the Insurer under the Other Policy shall reduce, and possibly exhaust, the limit of liability available for the payment of Claims under this Policy.

(3) When the sum total of Claims under this Policy and claims under the Other Policy equals **$2,500,000**, then the Insurer's obligations under this Policy and the Other Policy shall be completed fulfilled and extinguished.

All other terms and conditions of this Policy remain unchanged.

Authorized Representative

Liberty Specialty Markets Agency Limited
141 Front Street
Hamilton HM 19, Bermuda
v: 441 279 7000

EXCESS FOLLOW FORM LIABILITY POLICY
DECLARATIONS

POLICY NO.: LSMAFL473346A

Item 1.	Insured:	Fidelity Equity and High Income Funds (and others as more fully described in the Followed Policy)
	Insured Address:	c/o FMR LLC 88 Black Falcon Ave, First Floor, East Side, Suite 167, Mailzone V7E, Boston, MA 02210
Item 2.	Coverage Provided:	Excess Fund Directors and Officers/ Errors and Omissions Blend
Item 3.	Followed Policy:	Insurer: Berkshire Hathaway Specialty Insurance Company Policy number: 47-EPF-315881-04
Item 4.	Policy Period:	From 12:01 A.M. on July 1, 2024 To 12:01 A.M. on July 1, 2025 (Local time at the address shown in Item 1.)
Item 5.	Premium:	USD 32,500
Item 6.	Limit of Liability:	USD 2,500,000 Part of USD 25,000,000 for all covered loss under all coverages per claim and in the aggregate.
Item 7.	Underlying Policy Limits:	USD 150,000,000 (Underlying policies as bound and/or issued and on file with the Company, herein referred to as the "Underlying Policies") all covered loss under all coverages per claim and in the aggregate
Item 8.	Endorsements at issuance:	(1) 105.2 Quota Share Endorsement (2) MANU Tie-in of Limits Endorsement (3) 404.3 Sanctions Limitations Endorsement
Item 9.	Name and address for all notices under this policy:	
	(a) Claims: Or:	BermudaClaims@libertyglobalgroup.com Liberty Specialty Markets Agency Limited Attention: Claims Manager 141 Front Street Hamilton HM19, Bermuda
	(b) All other notices:	Liberty Specialty Markets Agency Limited Attention: Underwriting Department 141 Front Street

Liberty Specialty Markets

Hamilton HM19, Bermuda

EXCESS FOLLOW FORM LIABILITY POLICY
DECLARATIONS

Item 10.	The Company:	Liberty Specialty Markets Agency Limited for and on behalf of subscribing Insurers as follows: 75% Liberty Specialty Markets Bermuda Limited 25% Everen Specialty Ltd.
Item 11.	Declaration:	The subscribing Insurers' obligations under this Policy are several and not joint and are limited solely to the extent of their individual subscriptions. No subscribing Insurer is responsible for the subscription of any co-subscribing Insurer.

THESE DECLARATIONS, THE POLICY FORM AND ANY ENDORSEMENTS ATTACHED HERETO, TOGETHER WITH THE COMPLETED AND SIGNED APPLICATION, INCLUDING INFORMATION FURNISHED IN CONNECTION THEREWITH WHETHER DIRECTLY OR THROUGH PUBLIC FILING FOR THE FOLLOWED POLICY, ANY UNDERLYING POLICIES AND THIS POLICY, CONSTITUTE THE INSURANCE POLICY WHICH THE COMPANY HAS ISSUED IN RELIANCE UPON THE COMPLETENESS AND ACCURACY OF THE APPLICATION(S) AND OTHER INFORMATION PROVIDED TO THE COMPANY BY OR ON BEHALF OF THE INSURED.

____
Authorized Representative

EXCESS FOLLOW FORM LIABILITY POLICY

A. INSURING AGREEMENT

The Company shall indemnify the Insured for covered loss in accordance with the terms, conditions and limitations of the Followed Policy in effect at inception, as modified by and subject to the terms, conditions and limitations of this Policy in effect at inception. Notwithstanding the foregoing, this Policy shall not provide broader coverage than that provided by the Underlying Policies, or any policy issued by any participating quota share insurer, unless such broader coverage is specifically agreed to herein or in an endorsement attached hereto.

B. LIMIT OF LIABILITY

The Company's obligations under this Policy attach only after the Underlying Policy Limits have been reduced or exhausted through payments of covered loss by, on behalf of or in the place of the Insurers of the Underlying Policies pursuant to the terms and conditions of the Underlying Policies. This Policy shall continue in force as primary insurance only upon the exhaustion of the Underlying Policy Limits and payment of any applicable retention. This Policy shall recognize erosion of Underlying Policy Limits of an Underlying Policy through payment of covered loss by others pursuant to the terms and conditions of the Underlying Policy. The Company's obligations under this Policy shall not be increased, expanded or otherwise changed, nor shall the Insurer drop down or make payment by reason of the receivership, insolvency, or inability or the refusal to pay of any underlying insurer, or the cancellation of any of the Underlying Policies. Payments made under any State Amendatory endorsement or sub-limit of liability shall be deemed to apply toward exhaustion of the limits of liability of the Underlying Policies, but this Policy shall not follow such amendatory endorsement or sub-limit of liability. At all times, the risk of uncollectibility of any part of the Underlying Policy Limits, for any reason, is expressly retained by the Insured and any insureds, and is neither covered under this Policy nor assumed by the Company.

C. PUNITIVE DAMAGES

This Policy shall cover punitive damages notwithstanding whether or not punitive damages are insurable under the law(s) applicable to the Underlying Policies. The coverage afforded by this paragraph is included within, and does not increase the Limit of Liability. In the event any of the Underlying Policies do not cover punitive damages, the Insured shall be self-insured with respect to such damages.

D. CLAIMS

This Policy shall follow the claims provisions of the Followed Policy with notice hereunder being sent to the Company at either address stated in Item 9 (a) above. In matters regarding claims, the Company shall act on its own behalf with respect to the handling and settlement of any claim and shall have the right, but not duty, to effectively associate with the Insured regarding the investigation, defense, negotiation of settlement and settlement of any claim that is or reasonably could be covered in whole or in part by this Policy. The Insured shall do nothing that may prejudice the Company's position or potential rights of recovery.

Liberty Specialty Markets

EXCESS FOLLOW FORM LIABILITY POLICY

E. MODIFICATION AND CANCELLATION

Modification of any term, condition, limitation or exclusion of the Followed Policy or the Underlying Policies not agreed upon prior to the binding date of this Policy shall alter the terms of this Policy only upon the written consent of the Company. Written consent at the sole discretion of the Company by endorsement is required with respect to modifications which: (i) expand the coverage of an Underlying Policy, (ii) change the policyholder name or address, or (iii) modify premium. This Policy shall follow the cancellation terms of the Followed Policy, except that in the event the Company cancels this Policy for non-payment of premium this Policy shall be void ab initio.

F. CHOICE OF LAW

This Policy shall be construed and enforced in accordance with the applicable law as set forth in the Followed Policy. In the event the Followed Policy does not specify a choice of law, this Policy, shall be construed and enforced in accordance with the laws of the State of New York. Notwithstanding the foregoing, at all times Paragraph C above shall always be construed and enforced solely in accordance with the laws of Bermuda. Notwithstanding any law, rule of construction or Underlying Policy language to the contrary, the warranties, terms, conditions, exclusions and limitations of this Policy are to be construed in an evenhanded fashion between the Insurer and an insured.

G. ALTERNATIVE DISPUTE RESOLUTION AND STATE STATUTES

This Policy shall follow the Arbitration or Alternative Dispute Resolution (collectively "ADR") terms of the Followed Policy. In the event the Followed Policy does not provide for ADR, then any dispute arising out of or in connection with this Policy shall be referred to and fully and finally resolved solely by Arbitration held in Hamilton, Bermuda under The Bermuda International Conciliation and Arbitration Act of 1993 (exclusive of the Conciliation Part of such act), as may be amended and supplemented, which Act is deemed incorporated by reference hereto, with the number of arbitrators being set at three and both parties agreeing to bear the costs of their own arbitrator with the remaining costs borne equally by both parties.

Notwithstanding any provision of the Followed Policy or Underlying Policies, this Policy shall not conform to the Statutes of any State of the United States of America, its territories, possessions or Puerto Rico and the Company does not consent to either the service of suit within the United States of America, its territories, possessions or Puerto Rico or the jurisdiction of any federal, territorial or state court of the United States of America, its territories, possessions or Puerto Rico.

IN WITNESS WHEREOF, the Company has caused this Policy to be signed by its duly appointed Authorized Representative on November 1, 2024.

____

Authorized Representative

Endorsement No.:	**1**
This endorsement, effective:	July 1, 2024 (at 12:01 A.M. prevailing time at the address of the Insured as shown in Item 1 of the Declarations)
Forms a part of Policy No.:	LSMAFL473346A
Issued to:	Fidelity Equity and High Income Funds
By:	Liberty Specialty Markets Agency Limited

QUOTA SHARE ENDORSEMENT

In consideration of the premium charged, it is hereby understood and agreed that **Item 6**. Limit of Liability of the Declarations is deleted and replaced with the following:

ITEM 6. LIMIT OF LIABILITY: USD 2,500,000 quota share part of USD 25,000,000 for all covered loss under all coverages combined per claim and in the aggregate.

It is further understood and agreed that paragraph **A. INSURING AGREEMENT is** deleted and replaced with the following paragraph **A. INSURING AGREEMENT**:

A. INSURING AGREEMENT

The Company shall only indemnify the Insured for its percentage participation of covered loss in accordance with the terms, conditions and limitations the Followed Policy in effect at inception, as modified by and subject to the terms, conditions, limitations of this Policy in effect at inception. Notwithstanding the foregoing, this Policy shall not provide broader coverage that that provided by the Underlying Policies, or any policy issued by any participating quota share insurer, unless such broader coverage is specifically agreed to herein or in an endorsement attached hereto. It is further understood and agreed that paragraph **B. LIMIT OF LIABILITY** is deleted and replaced with the following paragraph **B. LIMIT OF LIABILITY**:

B. LIMIT OF LIABILITY

The Company's obligations under this Policy attach only after the Underlying Policy Limits have been reduced or exhausted through payments of covered loss by, on behalf of or in the place of the Insurers of the Underlying Policies pursuant to the terms and conditions of the Underlying Policies. This Policy shall continue in force as primary insurance only upon the exhaustion of the Underlying Policy Limits and payment of any applicable retention. This Policy shall recognize erosion of Underlying Policy Limits of an Underlying Policy through payment of covered loss by others pursuant to the terms and conditions of the Underlying Policy. The Company's obligations under this Policy shall not be increased, expanded or otherwise changed, nor shall the Insurer drop down or make payment by reason of the receivership, insolvency, or inability or the refusal to pay of any underlying insurer, or the cancellation of any of the Underlying Policies. Payments made under any State Amendatory endorsement, other quota share endorsement or sub-limit of liability shall be deemed to apply toward exhaustion of the limits of liability of the Underlying Policies, but this Policy shall not follow such amendatory endorsement, other quota share endorsement or sub-limit of liability. This Policy shall pay a maximum of 10% of USD 25,000,000 (USD 2,500,000) of all covered Loss excess of USD 150,000,000 subject to a maximum aggregate Limit of Liability of USD 2,500,000. The obligation of the Company to pay for loss is several and not joint of the obligation of any other participating quota share insurer or any other insurer. At all times, the risk of uncollectibility of any part of the Underlying Policy Limits, for any reason, is expressly retained by the Insured and any insureds, and is neither covered under this Policy nor assumed by the Company.

All other terms, conditions, limitations and exclusions of this Policy remain unchanged.

Authorized Representative

Endorsement No.:	**2**
This endorsement, effective:	July 1, 2024 (at 12:01 A.M. prevailing time at the address of the Insured as shown in Item 1 of the Declarations)
Forms a part of Policy No.:	LSMAFL473346A
Issued to:	Fidelity Equity and High Income Funds
By:	Liberty Specialty Markets Agency Limited

TIE-IN OF LIMITS ENDORSEMENT

In consideration of the premium charged, it is hereby understood and agreed that the following is added to this Policy:

Notwithstanding anything above to the contrary, with regard to any claims or losses for which coverage is simultaneously afforded, in whole or in part, under this Policy (Policy number LSMAFL473346A) and policy number LSMAFL473347A or any extension or renewal thereof, the total aggregate limit of said policies shall be no more than USD 2,500,000.

All other terms, conditions, limitations and exclusions of this Policy remain unchanged.

Authorized Representative

Endorsement No:	3
This endorsement, effective:	July 1, 2024 (at 12:01 A.M. prevailing time at the address of the Name Insured as shown in Item 1 of the Declarations)
Forms a part of Policy No:	LSMA473346A
Issued to:	Fidelity Equity and High Income Funds
By:	Liberty Specialty Markets Agency Limited

SANCTIONS LIMITATION ENDORSEMENT

No (re)insurer shall be deemed to provide cover and no (re)insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that (re)insurer to any sanction, prohibition or restriction under United Nations' resolutions or the trade or economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

All other terms, conditions, limitations and exclusions of this Policy remain unchanged.

Authorized Representative

Home Office:
One West Nationwide Blvd.
Columbus, OH 43215
Administrative Office:
18700 North Hayden Road
Scottsdale, AZ 85255

January 23, 2025

Mary Coughlin
Willis
Willis Towers Watson Northeast, Inc.
75 Arlington Street
Floor 10, MA 02116

RE: Fidelity Equity & High Income Funds
Policy Number: XMF2410840
Liability Limit: $2,500,000 Part of $25,000,000 Excess of $150,000,000

Dear Mary,

Nationwide is pleased to provide you with the enclosed Fidelity Equity & High Income Funds Policy, with effective dates 07/01/2024 to 07/01/2025, issued by Freedom Specialty Insurance Company ("the Company") to the above captioned insured.

As requested, the Policy has been issued despite the fact that Nationwide has not received all of the Underlying Excess policy(ies)/endorsements.

As you are aware, the binder for this Policy may contain a subjectivity(ies) regarding receipt, review and acceptance of complete copies of the binders for all of the Underlying Excess policies, as well as complete copies of all of the policies themselves. If applicable, please forward complete copies of all of the policies to my attention as soon as possible.

The Company fully reserves its rights to amend the Policy in the event that any inconsistencies exist between the binders related to the policies and the policies when issued. In addition, by issuing the Policy, the Company does not waive any rights or defenses it may have in connection with the Policy, nor is it stopped from asserting all or any defenses that may be available to it with regard to the Policy.

If you have any questions or concerns, please do not hesitate to contact me.

Sincerely,

Nicole Young

Enclosures

Underwritten by: Freedom Specialty Insurance Company
Home Office: One West Nationwide Boulevard · Columbus, Ohio 43215
Administrative Office: 18700 North Hayden Road · Scottsdale, Arizona 85255
1-800-423-7675 · A Stock Company

EXCESS INSURANCE POLICY

DEPENDING UPON THE TERMS OF THE FOLLOWED POLICY, THIS POLICY MAY APPLY ONLY TO CLAIMS FIRST MADE DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD, IF APPLICABLE, AND THE LIMIT OF LIABILITY MAY BE REDUCED BY PAYMENT OF DEFENSE COSTS. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

DECLARATIONS

Item 1. **Named Insured &** Mailing Address:
FIDELITY EQUITY & HIGH INCOME FUNDS
C/O FMR LLC
88 BLACK FALCON AVENUE , FIRST FLOOR, EAST SIDE, SUITE 167, MAILZONE V7E
BOSTON, MA 02110

Policy No.: XMF2410840
Agent No.: 20408
Renewal No.: NEW

Item 2. Aggregate Limit of Liability (maximum amount payable by the **Insurer** under this Policy): $2,500,000 Part of $25,000,000

Item 3. **Policy Period:**
07/01/2024 to 07/01/2025 12:01 A.M. local time at **Named Insured's** Mailing Address

Item 4. Schedule of **Underlying Policies:**
"Followed Policy" means the policy or coverage section identified below in the Schedule of **Underlying Policies,** as constituted at its inception (unless the **Insurer** consents to any change thereto by written endorsement to this Policy).

Followed Policy	Underlying Insurer	Underlying Policy	Limit of Liability	Policy Period
☒	**BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY**	47-EPF-315881-04	$10,000,000	07/01/2024 - 07/01/2025

DEDUCTIBLE/RETENTION:
$5,000,000

SEE FORM UTF-358 12-07 FOR COMPLETE SCHEDULE OF UNDERLYING POLICIES

"Underlying Limits" means the following amount: $150,000,000

"Underlying Policies" means all policies or coverage sections of policies identified in the above Schedule of **Underlying Policies,** as constituted at their inception (unless the **Insurer** consents to any change thereto by written endorsement to this Policy). **"Underlying Insurer"** means any insurer identified in the above Schedule of **Underlying Policies** as issuing an **Underlying Policy.**

Item 5. **Premium:** $32,500 **Terrorism Premium:** $0 **Total Premium:** $32,500

Item 6. Pending and Prior Litigation Date (in accordance with **Followed Policy,** but date may differ): As Expiring
Continuity Date (in accordance with **Followed Policy,** but date may differ):

Item 7. Endorsements Effective at Inception:

SEE SCHEDULE OF FORMS AND ENDORSEMENTS

Nationwide®

Item 8. Notice of Claims to:	Other Notices to:
Freedom Specialty Insurance Company Claim Department PO Box 182452 Columbus, Ohio 43218-2452 mlsreportaloss@nationwide.com	Freedom Specialty Insurance Company Claim Department PO Box 182452 Columbus, Ohio 43218-2452 mlsreportaloss@nationwide.com

These Declarations, together with the application (as defined in the **Followed Policy**) and any information submitted therewith, the Policy, and any written endorsement(s) attached thereto, shall constitute the contract between the **Insureds** and the **Insurer.**

Nationwide®

Underwritten by: Freedom Specialty Insurance Company
Home Office: One Nationwide Plaza · Columbus, Ohio 43215
Administrative Office: 18700 North Hayden Road · Scottsdale, Arizona 85255
1-800-423-7675 · A Stock Company

In Witness Whereof, the Company has caused this policy to be executed and attested.

Secretary | President

The information contained herein replaces any similar information contained elsewhere in the policy.

FREEDOM SPECIALTY
INSURANCE COMPANY®
a Nationwide Insurance® company

A Stock Insurance Company, herein called the **Insurer**

EXCESS INSURANCE POLICY

UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY APPLIES ONLY TO CLAIMS FIRST MADE AGAINST THE INSURED DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD. THE LIMIT OF LIABILITY SHALL BE REDUCED AND MAY BE EXHAUSTED BY PAYMENT OF DEFENSE COSTS.

In consideration of the payment of the premium and in reliance upon the application (as defined in the **Followed Policy**) and any information submitted therewith, and subject to the Declarations and terms and conditions of this Policy, the persons and entities entitled to coverage under the **Followed Policy** (the **"Insureds"**) and the **Insurer** agree as follows:

I. INSURING AGREEMENT

The **Insurer** shall provide insurance coverage excess of the **Underlying Limits** in accordance with the same terms, definitions, conditions, exclusions and limitations as are contained in the **Followed Policy,** except with respect to the premium, the limit of liability and as otherwise provided herein.

II. DEFINITIONS

A. **"DIC Insurer"** means any insurer which wrote a difference-in-conditions policy excess of this Policy that drops down to pay any amount due under the **Underlying Policies** pursuant to the difference-in-conditions provisions of such policy; provided, however, any such policy issued by such insurer shall not be considered one of the **Underlying Policies.**

B. **"Financial Insolvency"** means the status of any **Underlying Insurer** being subject to the appointment, by any state, federal or foreign official, agency or court, of any receiver, conservator, liquidator, trustee, rehabilitator or similar official to take control of, supervise, manage or liquidate such **Underlying Insurer.**

III. REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS

A. The **Insurer** shall not provide any coverage under this Policy until the full amount of the **Underlying Limits** has been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of amounts covered under the terms of the **Underlying Policies** by any or all of the following:

(1) the **Underlying Insurers** under the **Underlying Policies;**

(2) the **Insured;** or

(3) a **DIC Insurer,** in the event the difference-in-conditions policy written by such **DIC Insurer** drops down to pay any amount due under the **Underlying Policies.**

B. In the event that the **Underlying Limits** are partially reduced by reason of actual payments as described in Section **III.A.** above, then subject to the Limit of Liability this Policy shall continue to apply as excess over the reduced **Underlying Limits.**

C. In the event that the **Underlying Limits** are wholly exhausted by reason of actual payments as described in Section **III.A.** above (and the full amount of any applicable deductible or uninsured retention has been paid under the **Followed Policy** by the **Insured** or others), then subject to the Limit of Liability this Policy shall continue to apply as primary insurance in accordance with the terms, definitions, conditions, exclusions and limitations of the **Followed Policy** and the terms, definitions, conditions, exclusions and limitations of this Policy; provided always that this Policy shall only pay excess of such deductible or retention, which shall be applied in the same manner as specified in the **Followed Policy.**

D. This Policy shall only pay in the event of the reduction or exhaustion of the **Underlying Limits** by reason of actual payments as described in Section **III.A.** above and shall not drop down for any other reason, including but not limited to the existence of any sub-limit in any **Underlying Policy;** provided, however, this Policy will recognize erosion of any of the **Underlying Policies** due to the existence of a sub-limit.

E. The **Insureds** expressly retain the risk of any gap in coverage or uncollectibility and the **Insurer** does not in any way insure or assume such risk.

IV. CONDITIONS OF COVERAGE

A. As a condition precedent to this Policy's coverage, in the event of the **Financial Insolvency** of any of the **Underlying Policies** or the reduction or exhaustion of any of the **Underlying Policies,** the **Insureds** shall notify the **Insurer** in writing as soon as practicable thereafter, with full particulars.

B. If during the **Policy Period** or any discovery or extended reporting period, any terms, definitions, conditions, exclusions and limitations of the **Followed Policy** are changed, this Policy shall not be subject to such change unless the **Insurer** consents by written endorsement to this Policy.

FREEDOM SPECIALTY
INSURANCE COMPANY®

SCHEDULE OF FORMS AND ENDORSEMENTS

Policy No. XMF2410840 Effective Date 07/01/2024
12:01 A.M. Standard Time

Named Insured Fidelity Equity & High Income Funds Agent No. 20408

XMF-D-2	08-22	EXCESS INSURANCE POLICY DECLARATIONS
UTF-COVPG	03-21	COVER PAGE
XMF-P-2	07-10	EXCESS INSURANCE POLICY
UTF-SP-2	06-11	SCHEDULE OF FORMS AND ENDORSEMENTS
UTF-358	12-07	SCHEDULE OF UNDERLYING POLICIES
XMF-207	08-17	AMEND REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS-LOSS
XMF-202	08-17	AMEND CONDITIONS OF COVERAGE
UTF-3G	03-92	AMEND CONDITIONS OF COVERAGE - PER EXPIRING
XMF-232	08-17	QUOTA SHARE ENDORSEMENT
UT-3G	06-24	TIE IN OF LIMITS ENDORSEMENT (TIE IN WITH BOND POLICY)
NOTF0442CW	03-22	U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS
NOTF0602MA-POL	03-21	POLICYHOLDER DISCLOSURE-MASSACHUSETTS NOTICE OF TERRORISM INSURANCE COVERAGE

FREEDOM SPECIALTY
INSURANCE COMPANY®

SCHEDULE OF UNDERLYING POLICIES

Policy No. XMF2410840 Effective Date 07/01/2024
12:01 A.M. Standard Time

Named Insured Fidelity Equity & High Income Funds Agent No. 20408

SCHEDULE OF UNDERLYING INSURANCE :

Issuing Insurer	Policy Number	Limit of Liability	Attachment Point
PRIMARY POLICY (FOLLOWED): BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY	47-EPF-315881-04	$10,000,000	SEE FOLLOWED POLICY RETENTIONS
1st EXCESS: ACE AMERICAN INSURANCE COMPANY	G23656280 017	$10,000,000	$10,000,000
2nd EXCESS: NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA	01-307-65-49	$10,000,000	$20,000,000
3rd EXCESS: ICI MUTUAL INSURANCE COMPANY, RRG	87153124D	$10,000,000	$30,000,000
4th EXCESS: ALLIED WORLD ASSURANCE COMPANY, AG	C014841/014	$10,000,000	$40,000,000
5th EXCESS: QBE INSURANCE CORPORATION	130005115	$10,000,000	$50,000,000
6th EXCESS: TRAVELERS CASUALTY AND SURETY COMPANY OF AMERICA	106547114	$10,000,000	$60,000,000
7th EXCESS: CONTINENTAL CASUALTY COMPANY	287273571	$10,000,000	$70,000,000
8th EXCESS: STARR INDEMNITY & LIABILITY COMPANY	1000059076241	$10,000,000	$80,000,000
9th EXCESS: AXIS INSURANCE COMPANY	P-001-000158031-05	$5,000,000	$90,000,000
10th EXCESS: ZURICH AMERICAN INSURANCE COMPANY	EOC-0905341-01	$5,000,000	$95,000,000
11th EXCESS: **QUOTA SHARE** MAXIMUM AGGREGATE LIMIT: $50,000,000			
MOSAIC SYNDICATE 1609	13015P24	$5,000,000 PART OF $50,000,000	$100,000,000
FREEDOM SPECIALTY INSURANCE COMPANY	XMF2400059	$10,000,000 PART OF $50,000,000	
TWIN CITY FIRE INSURANCE COMPANY	08 DA 0252127 24	$10,000,000 PART OF $50,000,000	

FREEDOM SPECIALTY
INSURANCE COMPANY®

SCHEDULE OF UNDERLYING POLICIES

Policy No. XMF2410840

Effective Date 07/01/2024

12:01 A.M. Standard Time

Named Insured Fidelity Equity & High Income Funds

Agent No. 20408

SCHEDULE OF UNDERLYING INSURANCE (continued):			
Issuing Insurer	**Policy Number**	**Limit of Liability**	**Attachment Point**
HOUSTON CASUALTY COMPANY	24-MGU-24-A58943	$8,000,000 PART OF $50,000,000	
EVEREST NATIONAL INSURANCE COMPANY	FL5EX00305-241	$7,000,000 PART OF $50,000,000	
IRONSHORE INDEMNITY INC.	IA7NAB0949005	$5,000,000 PART OF $50,000,000	
XL SPECIALTY INSURANCE COMPANY	ELU197863-24	$5,000,000 PART OF $50,000,000	

Underwritten by Freedom Specialty Insurance Company

ENDORSEMENT NO. 1

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMF2410840	07/01/2024	Fidelity Equity & High Income Funds	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS—LOSS

In consideration of the premium charged, it is hereby understood and agreed that Section III. **REDUCTION OR EXHAUSTION OF UNDERLYING INSURANCE,** subsection A. is deleted in its entirety and replaced with the following:

A. The **Insurer** shall not provide any coverage under this Policy until the full amount of the **Underlying Limits** has been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of **Loss** under the terms of the **Underlying Policies** by any or all of the following:

(1) The **Underlying Insurers** under the **Underlying Policies;**

(2) The **Insured,** including payments made on behalf of the **Insured;**

(3) A **DIC Insurer,** in the event the difference-in-conditions policy written by such **DIC Insurer** drops down to pay any amount due under the **Underlying Policies;** or

(4) Any third-party.

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE / DATE

ENDORSEMENT NO. 2

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMF2410840	07/01/2024	Fidelity Equity & High Income Funds	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND CONDITIONS OF COVERAGE

In consideration of the premium charged, it is hereby understood and agreed that Section IV.A. **CONDITIONS OF COVERAGE** is deleted in its entirety and replaced by the following:

A. In the event of the **Financial Insolvency** of any of the **Underlying Policies** or the reduction or exhaustion of any of the **Underlying Policies,** the **Insureds** shall notify the **Insurer** in writing as soon as practicable thereafter, with full particulars.

All other terms and conditions of this Policy remain unchanged.

_______________________________ / ____________

AUTHORIZED REPRESENTATIVE DATE

FREEDOM SPECIALTY
INSURANCE COMPANY®

ENDORSEMENT NO. 3

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMF2410840	07/01/2024	Fidelity Equity & High Income Funds	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND CONDITIONS OF COVERAGE

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

In consideration of the premium paid, it is hereby understood and agreed that Section **IV. CONDITIONS OF COVERAGE,** of this Policy is amended by adding the following:

C. In the event a coverage dispute arises between the **Insured** and the **Insurer** of this Policy in relation to matters that are also the subject of a dispute with an **Underlying Insurer**, then at the **Insured's** election, those disputes shall be heard together in the same court or arbitration proceedings

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE DATE

A Nationwide® Company

Underwritten by Freedom Specialty Insurance Company

ENDORSEMENT NO. 4

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMF2410840	07/01/2024	Fidelity Equity & High Income Funds	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

QUOTA SHARE ENDORSEMENT

In consideration of the premium paid, it is hereby understood and agreed that:

1. This Policy is part of a quota share participation arrangement between the Participating Insurers and the **Insured** (the "Program") which provides a $25,000,000 **Limit of Liability** excess of the **Underlying Limits** as follows:

Participating Insurer	Participating Insurer's Policy Number	Participating Insurer's Limit of Liability	Participating Insurer's Percentage
Freedom Specialty Insurance Company	XMF2410840	$2,500,000	10.00%
Berkley Professional Liability	BPRO8116258	$5,000,000	20.00%
Twin City Fire Insurance Company	08 DC 0665817-24	$5,000,000	20.00%
Allianz Global Risks US Insurance Company	USF05426324	$2,500,000	10.00%
Liberty Specialty Markets Agency Limited	LSMAFL473346A	$2,500,000	10.00%
Arch Insurance (Bermuda)	BFI0070461-00	$2,500,000	10.00%
Endurance American Insurance Company	FIX30063540100	$2,500,000	10.00%
Old Republic Insurance Company	ORPRO 12 105161	$2,500,000	10.00%

2. Each Participating Insurer shall be liable only for its own percentage of each covered **Loss,** subject to its own **Limit of Liability.**
3. Each Participating Insurer shall:
   A. receive notice of any **Claim** submitted for coverage under the Program;
   B. make its own determination of whether loss is covered under the Program; and
   C. elect whether to participate in the investigation, settlement or defense of any **Claim.**
4. The liability of each Participating Insurer shall be several and not joint. The failure, refusal or inability of any Participating Insurer to pay covered **Loss,** including, without limitation, an inability based upon

insolvency, shall not increase or otherwise affect the liability of any other Participating Insurer. The **Insured** expressly retains the risk of any gap in coverage or uncollectibility and the **Insurer** does not in any way insure or assume such risk.

5. Item 2. of the Declarations is deleted in its entirety and replaced by the following:

   Item 2. See Excess Policy--Quota Share Endorsement

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE / DATE

Underwritten by National Casualty Company

ENDORSEMENT NO. 5

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMF2410840	07/01/2024	Fidelity Equity & High Income Funds	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

TIE-IN OF LIMITS ENDORSEMENT

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

In consideration of the premium paid, it is hereby understood and agreed that there shall be a combined limit of liability of $2,500,000 for all **Claims** under this policy and all **Claims** under policy number ***XJO2408997*** issued by the **Company** to all fidelity funds bonds, including any policy that renews or replaces or succeeds in time either policy, which combined limit of liability shall be the maximum amount payable by the **Company** under all such policies.

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE / DATE

Freedom Specialty Insurance Company

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of this Policy. Read this policy and review the Declarations page for complete information on the coverages provided.

This Notice provides information concerning possible impact on this Policy's insurance coverage due to directives issued by the Office of Foreign Assets Control ("OFAC"). **Please read this Notice carefully.**

OFAC administers and enforces sanctions policy, based on Presidential declarations of "national emergency." OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons." This list can be located on the United States Treasury's website: http://www.treas.gov/ofac/

In accordance with OFAC regulations, if it is determined that any insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

Underwritten by Freedom Specialty Insurance Company
A Stock Insurance Company

POLICYHOLDER DISCLOSURE-MASSACHUSETTS NOTICE OF TERRORISM INSURANCE COVERAGE

NO PREMIUM CHARGE FOR TERRORISM COVERAGE

COPY OF DISCLOSURE SENT WITH ORIGINAL QUOTE

TERRORISM RISK INSURANCE ACT

You are hereby notified that the Terrorism Risk Insurance Act of 2002, as amended pursuant to the Terrorism Risk Insurance Program Reauthorization Act of 2019, effective January 1, 2021 (collectively referred to as "TRIA" or the "Act"), established a program within the Department of the Treasury under which the federal government shares, with the insurance industry, the risk of loss from future terrorist attacks. Under the Act, you have a right to an offer of insurance coverage for losses arising out of acts of terrorism. As defined in Section 102(1) of the Act: The term "certified acts of terrorism" means any act that is certified by the Secretary of the Treasury-in consultation with the Secretary of Homeland Security, and the Attorney General of the United States-to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States government by coercion.

DISCLOSURE OF FEDERAL SHARE OF COMPENSATION

You should know that where coverage is provided by this policy for losses resulting from "certified acts of terrorism," such losses may be partially reimbursed by the United States government under a formula established by federal law. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States government agrees to reimburse eighty percent (80%) of covered terrorism losses that exceed the statutorily established deductible paid by the insurance company providing the coverage. There is no premium charged for terrorism coverage, as indicated below.

CAP ON LOSSES FROM "CERTIFIED ACTS OF TERRORISM"

You should also know that the Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits United States government reimbursement as well as insurers' liability for losses resulting from "certified acts of terrorism" when the amount of such losses in any one calendar year exceeds $100 billion. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

$0 PREMIUM DISCLOSURE

In accordance with the Act, we are required to offer you coverage for losses resulting from an act of terrorism that is certified under TRIA as an act of terrorism. The policy's other provisions will still apply to such an act. We are further required to provide you with a notice disclosing the portion of your premium, if any, attributable to coverage for terrorist acts certified under the Terrorism Risk Insurance Act.

The portion of your annual premium that is attributable to coverage for "certified acts of terrorism" pursuant to TRIA is **$0 (zero),** and does not include any charges for the portion of losses covered by the United States government under the Act.

OLD REPUBLIC INSURANCE COMPANY

Excess Liability Insurance Policy

Issuing and Policyholder Servicing Office:

Old Republic Professional Liability, Inc.
191 North Wacker Drive, Suite 1000
Chicago, IL 60606
Tel: (312) 750-8800
Fax: (312) 750-8965
www.oldrepublicpro.com

OLD REPUBLIC INSURANCE GROUP

OLD REPUBLIC INSURANCE COMPANY
Mt. Pleasant, Pennsylvania

Declarations
Excess Policy

Important Notice
This is a claims made policy that applies only to **Claims** first made during the **Policy Period** or the Extended Reporting Period, if exercised. Defense costs shall be applied against the retention, if applicable. Defense costs paid by the Insurer shall reduce and may completely exhaust the Limit of Liability of the Policy.
Please read the entire Policy carefully.

Policy Number: ORPRO 12 105161 Previous Number:

Item 1. **Parent Company and Address**:

Fidelity Equity & High Income Funds
88 Black Falcon
1st Floor, East Side, Suite 167
Boston, MA 02110

Item 2. **Policy Period**: From: July 1, 2024 To: July 1, 2025
12:01 a.m. local time at the address shown in Item 1.

Item 3. **Limit of Liability**: $2,500,000 part of $25,000,000

Maximum aggregate liability for the **Policy Period.**

Item 4. **Underlying Policies**:

(A) **Primary Policy**

Insurer:	Berkshire Hathaway Specialty Insurance Company
Policy Number:	47-EPF-315881-04
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000
Deductible:	$5,000,000

(B) Other **Underlying Policy(ies)**

1st Excess

Insurer:	ACE American Insurance Company
Policy Number:	G23656280 017
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000

2nd Excess

Insurer:	National Union Fire Insurance Company of Pittsburgh, PA.
Policy Number:	01-307-65-49
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000

3rd Excess

Insurer:	ICI Mutual Insurance Company
Policy Number:	87153124D
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000

4th Excess

Insurer:	Allied World Assurance Company, AG
Policy Number:	C014841/014
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000

5th Excess

Insurer:	QBE Insurance Corporation
Policy Number:	130005115
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000

6th Excess

Insurer:	Travelers Casualty and Surety Company of America
Policy Number:	106547114
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000

7th Excess

Insurer:	Continental Casualty Company
Policy Number:	287273571
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000

8th Excess

Insurer:	Starr Indemnity & Liability Company
Policy Number:	1000059076241
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000

9th Excess

Insurer:	AXIS Insurance Company
Policy Number:	P-001-000158031-05

Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$5,000,000

10th Excess

Insurer:	Zurich American Insurance Company
Policy Number:	EOC-0905341-01
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$5,000,000

11th Excess

Insurer:	London/Lloyds Syndicates (Mosaic)
Policy Number:	13016P24
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$5,000,000 part of $50,000,000

11th Excess

Insurer:	Freedom Specialty Insurance Company
Policy Number:	XMF2400059
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000 part of $50,000,000

11th Excess

Insurer:	Twin City Fire Insurance Co.
Policy Number:	08 DA 0252127 24
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000 part of $50,000,000

11th Excess

Insurer:	U.S. Specialty Insurance Company
Policy Number:	24-MGU-24-A58943
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$8,000,000 part of $50,000,000

11th Excess

Insurer:	Everest National Insurance Company
Policy Number:	FL5EX00305-241
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$7,000,000 part of $50,000,000

11th Excess

Insurer:	Ironshore Indemnity Inc.
Policy Number:	IA7NAB0949005
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$5,000,000 part of $50,000,000

11th Excess	
Insurer:	XL Specialty Insurance Company
Policy Number:	ELU197863-24
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$5,000,000 part of $50,000,000

Item 5. **Extended Reporting Period**:

(A) Additional Premium: 150.00% of Annualized Policy Premium

(B) Additional Period: 12 months

Item 6. **Premium**: $32,500

Item 7. **Notice to Insurer**:

Notice of **Claims** or Potential **Claims**:

Old Republic Professional Liability, Inc.
Attention: Claims Department
191 North Wacker Drive, Suite 1000
Chicago, Illinois 60606
Fax: 312-750-8965
E-Mail: ClaimNotice@oldrepublicpro.com

All Other Notices:

Old Republic Professional Liability, Inc.
Attention: Underwriting Department
191 North Wacker Drive, Suite 1000
Chicago, Illinois 60606
Fax: 312-750-8965

Item 8. **Forms/Endorsements Effective at Inception**:
Policy Jacket, ORUG-91 (11/2011), Endorsements #1 - D91015 (11/2017); #2 - D91038 (11/2017); #3 - D91046-C (11/2017); #4 - D91048 (11/2017); #5 - D91051 (11/2017); #6 - D91059 (11/2017).

In witness whereof, the Insurer issuing this Policy has caused this Policy to be signed by its authorized officers, but it shall not be valid unless also signed by the duly authorized representative of the Insurer.

Date: January 23, 2025

Authorized Representative

OLD REPUBLIC INSURANCE COMPANY

EXCESS POLICY

In consideration of the payment of premium and in reliance upon any application, materials or information provided to Old Republic Insurance Company ("Insurer") in connection with underwriting this Policy, or included within the application for the **Primary Policy** (as may be defined therein), all of which are hereby incorporated into this Policy, and subject to all of the terms, conditions and exclusions of this Policy, the Insurer and the **Insureds** agree as follows:

I. INSURING AGREEMENT

Except as otherwise stated in this Policy, the Insurer shall provide the **Insureds** with insurance in accordance with the terms, conditions, warranties and exclusions set forth in the **Primary Policy** and, to the extent coverage is further limited or restricted thereby, in any other **Underlying Policy**. Liability shall attach to the Insurer only after the insurers of the **Underlying Policies**, the **Insureds**, any excess "difference-in-conditions" insurer or any other source pay in legal currency loss covered under the **Underlying Policies** equal to the full amount of the **Underlying Limit**. The Insurer's maximum aggregate liability for all **Loss** covered under this Policy shall be the aggregate Limit of Liability as stated in Item 3. of the Declarations.

II. CONDITIONS

A. If any **Underlying Policy** contains a specific grant of coverage that is subject to a sublimit of liability, then coverage under this Policy shall not apply to any **Loss** which is otherwise subject to such grant of coverage. However, any such **Loss** paid under the **Underlying Policies** shall reduce or exhaust the **Underlying Limit** for purposes of this Policy.

B. If during the **Policy Period** or any Extended Reporting Period the **Underlying Policies** are changed to broaden or expand coverage, the Insurer shall not be liable under this Policy to a greater extent than it would have been without such change unless the Insurer agrees in writing to such broader or expanded coverage and the **Insureds** pay any additional premium required by the Insurer therefor. If any **Underlying Policy** is terminated during the **Policy Period** or any Extended Reporting Period or becomes uncollectable, the Insurer shall not be liable under this Policy to a greater extent than it would have been had such **Underlying Policy** been maintained and was collectable.

C. Any amount recovered by or on behalf of the **Insureds** after payment under this Policy, less the cost of obtaining the recovery, shall be applied first to amounts paid in excess of this Policy, then to amounts paid under this Policy, and then to amounts paid within the **Underlying Limit**.

D. Any notice to the Insurer under this Policy shall be given at the same time and in the same manner required by the terms and conditions of the **Primary Policy** regardless of the amount of the **Claim** or the **Underlying Limit**, and shall be given at the respective address shown in Item 7. of the Declarations. Any notice to the insurer of an **Underlying Policy** shall not constitute notice to the Insurer unless also given to the Insurer as provided above.

E. The Insurer may, at its sole discretion, fully and effectively associate with the **Insureds**, and the **Insureds** shall fully cooperate with the Insurer, in the investigation, defense or settlement of any **Claim** or potential **Claim** reported to the Insurer under this Policy even if the **Underlying Limit** has not been exhausted. No action by any other insurer shall bind the Insurer under this Policy.

III. DEFINITIONS

When used in this Policy either in the singular or in the plural:

A. **Claim** and **Loss** shall have the same meaning as set forth in the **Primary Policy**.

B. **Primary Policy** and **Underlying Policies** means the policies designated as such in the Declarations.

C. **Insureds** means the entities and natural persons insured under the **Primary Policy**.

D. **Policy Period** means the period of time designated in Item 2. of the Declarations, subject to prior termination.

E. **Underlying Limit** means an amount equal to the total limits of liability of all **Underlying Policies**, as set forth in the Declarations, plus any applicable retention or deductible under the **Underlying Policies**.

OLD REPUBLIC INSURANCE COMPANY

PENDING OR PRIOR LITIGATION EXCLUSION

This endorsement modifies coverage provided under the following:

EXCESS POLICY

It is understood and agreed that coverage under this Policy shall be in accordance with and subject to the terms of the Pending or Prior Litigation exclusion in the **Primary Policy** and, to the extent coverage is further limited or restricted thereby, in any other **Underlying Policies**, except that the applicable date referenced in such exclusion shall be the date stated in such **Primary Policy** or **Underlying Policy** exclusion or July 1, 2024, whichever is later.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
1	ORPRO 12 105161	Fidelity Equity & High Income Funds	

OLD REPUBLIC INSURANCE COMPANY

QUOTA SHARE ENDORSEMENT

This endorsement modifies coverage provided under the following:

EXCESS POLICY

It is understood and agreed:

1. This Policy is part of a quota share layer of insurance coverage for the **Insureds**, which consists of the following participants:

Insurer	Limit of Liability
Berkley Pro Insurance Company	$5,000,000
Twin City Fire Insurance Co.	$5,000,000
Freedom Specialty Insurance Company	$2,500,000
Liberty Specialty Markets Agency Ltd.	$2,500,000
Allianz Global Risks US Insurance Company	$2,500,000
Arch Reinsurance Ltd	$2,500,000
Endurance American Insurance Company	$2,500,000
Old Republic Insurance Company	$2,500,000

Total Quota Share Layer Limit of Liability:

The Insurer shall be liable only for such portion of any covered **Loss** as this Policy's aggregate Limit of Liability as set forth above bears to the total quota share layer limit of liability as set forth above. In no event shall the Insurer be liable for an amount greater than such portion of covered **Loss**, whether or not the other insurer(s) in the quota share layer pay their respective portion of such **Loss**.

2. The Insurer shall separately have all of the rights granted to the Insurer under this Policy and/or any **Underlying Policy** with respect to any **Claim**, including without limitation the right to consent to any defense costs, settlement or other **Loss** and the right to participate in the investigation, settlement or defense of any covered **Claim**. No other insurer shall exercise any such rights on behalf of the Insurer without the express written consent of the Insurer. In addition, the **Insureds** shall give any notice under this Policy to the Insurer, and any notice given to any other insurer shall not constitute notice to the Insurer.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
2	ORPRO 12 105161	Fidelity Equity & High Income Funds	

OLD REPUBLIC INSURANCE COMPANY

AMEND SECTION I. INSURING AGREEMENT VERSION C

This endorsement modifies coverage provided under the following:

EXCESS POLICY

It is understood and agreed that Section I. of the Policy is deleted in its entirety and replaced with the following:

I. INSURING AGREEMENT

Except as otherwise stated in this Policy, the Insurer shall provide the **Insureds** with insurance in accordance with the terms, conditions, warranties and exclusions set forth in the **Primary Policy.** Liability shall attach to the Insurer only after the insurers of the **Underlying Policies,** the **Insureds,** any excess "difference-in-conditions" insurer and/or any other source pay in legal currency **Loss** under the **Underlying Policies** equal to the full amount of the **Underlying Limit.** The Insurer's maximum aggregate liability for all **Loss** covered under this Policy shall be the aggregate Limit of Liability as stated in Item 3. of the Declarations.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
3	ORPRO 12 105161	Fidelity Equity & High Income Funds	

OLD REPUBLIC INSURANCE COMPANY

AMEND SECTION II.

This endorsement modifies coverage provided under the following:

EXCESS POLICY

It is understood and agreed that:

1. Section II. C. is deleted in its entirety.

2. Section II. E. is deleted in its entirety and replaced with the following:

   E. The Insurer may, at its sole discretion, fully and effectively associate with the **Insureds,** and the **Insureds** shall fully cooperate with the Insurer, in the investigation, defense or settlement of any **Claim** or potential **Claim** reported to the Insurer under this Policy even if the **Underlying Limit** has not been exhausted, provided the failure of one natural person **Insured** to comply with this provision shall not impair the rights of any other natural person **Insured** under this Policy. No action by any other insurer shall bind the Insurer under this Policy.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
4	ORPRO 12 105161	Fidelity Equity & High Income Funds	

OLD REPUBLIC INSURANCE COMPANY

STATE AMENDATORY INCONSISTENCY

This endorsement modifies coverage provided under the following:

EXCESS POLICY

It is understood and agreed that in the event that there is an inconsistency between a state amendatory endorsement attached to this Policy and any other term or condition of this Policy (including without limitation any other term or condition of any **Underlying Policy** which is followed by this Policy), then where permitted by law the Insurer shall apply whichever of such inconsistent terms and conditions which are more favorable to the **Insureds.**

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
5	ORPRO 12 105161	Fidelity Equity & High Income Funds	

OLD REPUBLIC INSURANCE COMPANY

TIE-IN LIMITS ENDORSEMENT

This endorsement modifies coverage provided under the following:

EXCESS POLICY

It is understood and agreed that, notwithstanding anything in this Policy to the contrary, the **Underlying Limit** shall be eroded or exhausted if and to the extent any insurance company pays loss under a policy other than an **Underlying Policy** and such payment erodes or exhausts the limit of liability of an **Underlying Policy.**

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
6	ORPRO 12 105161	Fidelity Equity & High Income Funds	

OLD REPUBLIC INSURANCE COMPANY

INSURANCE IS PROVIDED BY
THE COMPANY DESIGNATED ON THE DECLARATIONS PAGE

IN WITNESS WHEREOF, we have caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by our authorized representative.

OLD REPUBLIC INSURANCE COMPANY
631 Excel Drive
Mt. Pleasant, Pennsylvania 15666

A Stock Company

This Policy is Non-participating With Regard to Paying Dividends to Policyholders

Secretary

President

OLD REPUBLIC INSURANCE COMPANY

POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM INSURANCE COVERAGE

You are hereby notified that under the Terrorism Risk Insurance Act as amended, you have a right to purchase insurance coverage for losses resulting from acts of terrorism, *as defined in Section 102(1) of the Act*: The term “act of terrorism” means any act that is certified by the Secretary of the Treasury – in consultation with the Secretary of Homeland Security, and the Attorney General of the United States – to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

YOU SHOULD KNOW THAT WHERE COVERAGE IS PROVIDED BY THIS POLICY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM, SUCH LOSSES MAY BE PARTIALLY REIMBURSED BY THE UNITED STATES GOVERNMENT UNDER A FORMULA ESTABLISHED BY FEDERAL LAW. HOWEVER, YOUR POLICY MAY CONTAIN OTHER EXCLUSIONS WHICH MIGHT AFFECT YOUR COVERAGE, SUCH AS AN EXCLUSION FOR NUCLEAR EVENTS. UNDER THE FORMULA, THE UNITED STATES GOVERNMENT GENERALLY REIMBURSES 85 % through 2015; 84 % beginning on January 1, 2016; 83 % beginning on January 1, 2017; 82 % beginning on January 1, 2018; 81 % beginning on January 1, 2019 and 80 % beginning on January 1, 2020, OF COVERED TERRORISM LOSSES EXCEEDING THE STATUTORILY ESTABLISHED DEDUCTIBLE PAID BY THE INSURANCE COMPANY PROVIDING THE COVERAGE. THE PREMIUM CHARGED FOR THIS COVERAGE IS PROVIDED BELOW AND DOES NOT INCLUDE ANY CHARGES FOR THE PORTION OF LOSS THAT MAY BE COVERED BY THE FEDERAL GOVERNMENT UNDER THE ACT.

YOU SHOULD ALSO KNOW THAT THE TERRORISM RISK INSURANCE ACT, AS AMENDED, CONTAINS A $100 BILLON CAP THAT LIMITS U.S. GOVERNMENT REIMBURSEMENT AS WELL AS INSURERS’ LIABILITY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM WHEN THE AMOUNT OF SUCH LOSSES IN ANY ONE CALENDAR YEAR EXCEEDS $100 BILLION. IF THE AGGREGATE INSURED LOSSES FOR ALL INSURERS EXCEED $100 BILLION, YOUR COVERAGE MAY BE REDUCED.

The portion of your annual premium that is attributable to coverage for acts of terrorism is $0 and does not include any charges for the portion of losses covered by the United States government under the Act.

Old Republic Insurance Company	Fidelity Equity & High Income Funds
Name of Insurer	Name of Applicant
01/23/2025	
Date	

SOMPO INTERNATIONAL
INSURANCE

Sompo International

Excess Liability

Policy Number: FIX30063540100
Effective Dates: July 01, 2024 To: July 01, 2025
Endurance American Insurance Company

Issuing Office:
1221 Avenue of the Americas
New York, NY 10020
www.sompo-intl.com

SOMPO INTERNATIONAL

Endurance American Insurance Company
Wilmington, Delaware

EXCESS LIABILITY POLICY DECLARATIONS

The policy is not subject to all insurance laws that apply to other commercial lines products and may contain significant differences from a policy that is subject to all insurance laws

NOTICE: Depending on the terms and conditions of the Followed Form, this Policy may (1) only provide coverage for Loss from Claims first made or first made and reported during the Policy Period; and (2) have its Limit of Liability reduced by payment for defense costs. Please read the Followed Form and this Policy carefully to determine your rights, duties and what is and what is not covered. In the event of any conflict between the terms and conditions of this Policy and the Underlying Policy(ies), the terms and conditions of this Policy shall control. Terms defined in the Followed Form are used herein with the meaning assigned to them in the Followed Form unless otherwise indicated.

POLICY NUMBER: FIX30063540100

Item 1. Named Insured: Fidelity Equity and High Income Funds
Address: 88 Black Falcon Avenue
First Floor East Side
Suite 167 Mailzone V7E
Boston, MA 02210

Item 2. Policy Period: From: July 01, 2024 To: July 01, 2025
(12:01 AM Standard Time on both dates at the address of the Named Insured noted above.)

Item 3. Limit of Liability: $2,500,000 part of $25,000,000 excess of $150,000,000

Item 4. Pending & Prior Litigation Date: 7/1/2024

Item 5. Premium: $32,500

Item 6. Producer: Willis Towers Watson Northeast, Inc.
Address: 75 Arlington Street
Floor 2
Boston, MA 02116

Item 7. A. Underlying Policy(ies):

Insurer	Policy Number	Limit of Liability	Attachment
Berkshire Hathaway Specialty Insurance Company	47-EPF-315881-04	$10,000,000	Primary
ACE American Insurance Company	G23656280 017	$10,000,000	$10,000,000

Insurer	Policy Number	Limit of Liability	Attachment
National Union Fire Insurance Company of Pittsburgh, PA.	01-307-65-49	$10,000,000	$20,000,000
ICI Mutual Insurance Company, A RRG	87153124D	$10,000,000	$30,000,000
Allied World Assurance Company, AG	C014841/014	$10,000,000	$40,000,000
QBE Insurance Corporation	130005115	$10,000,000	$50,000,000
Travelers Casualty and Surety Company of America	106547114	$10,000,000	$60,000,000
Continental Casualty Company	287273571	$10,000,000	$70,000,000
Starr Indemnity & Liability Company	1000059076241	$10,000,000	$80,000,000
Axis Insurance Company	P-001-000158031-05	$5,000,000	$90,000,000
Zurich American Insurance Company	EOC-0905341-01	$5,000,000	$95,000,000
Lloyd's of London	13015P24	$5,000,000 part of $50,000,000	$100,000,000
Freedom Specialty Insurance Company	XMF2400059	$10,000,000 part of $50,000,000	$100,000,000
Twin City Fire Insurance Company	08 DA 0252127 24	$10,000,000	$100,000,000
U.S. Specialty Insurance Company	4-MGU-24-A58943	$8,000,000 part of $50,000,000	$100,000,000
Everest National Insurance Company	FL5EX00305-241	$7,000,000 part of $50,000,000	$100,000,000
Ironshore Indemnity Inc.	IA7NAB0949005	$5,000,000 part of $50,000,000	$100,000,000
XL Specialty Insurance Company	ELU197863-24	$5,000,000	$100,000,000

B. Followed Form:

Insurer	Policy Number	Limit of Liability	Attachment
Berkshire Hathaway Specialty Insurance Company	47-EPF-315881-04	$10,000,000	Primary

Item 8. Forms and Endorsements Effective at Inception:
See attached Forms and Endorsements Schedule, IL 0101.

Item 9. Notice:

A. Claims or Potential Claims: Financial Institutions
Attn: Claims Department
1221 Avenue of The Americas
New York, NY 10020
Insuranceclaims@sompo-intl.com
1-877-676-7575

B. All Other: Financial Institutions
Attn: Professional Lines Underwriting Department
1221 Avenue of The Americas
New York, NY 10020

This Policy shall constitute the contract between the Insureds and the Insurer.

The Insurer hereby causes this Policy to be signed on the Declarations page by a duly authorized representative of the Insurer.

Authorized Representative

January 27, 2025
Date

EXCESS LIABILITY POLICY

In consideration of the premium paid and in reliance on all statements made and information furnished by the Insureds in the Application or the underwriting of this Policy, and subject to the terms and conditions of this Policy, the Insurer, and the Named Insured, on behalf of all Insureds, agree as follows:

I. INSURING CLAUSE

This Policy shall provide to the Insureds insurance coverage for any covered Loss resulting from covered Claims, and shall attach to the Insurer only after (i) the insurers of the Underlying Policy(ies), the Insureds, and/or any other party shall have paid in legal currency the full amount of the Underlying Limit, and (ii) the Insureds shall have paid any applicable retention or deductible under the Primary Policy. The Limit of Liability set forth in Item 3. of the Declarations shall be the maximum amount payable by the Insurer under this Policy.

II. TERMS AND CONDITIONS

A. This Policy, except as stated herein, is subject to all terms, conditions and limitations as contained in the Followed Form as of inception of this Policy, and to the extent coverage is further limited or restricted thereby, in any other Underlying Policy(ies).

B. If any coverage under the Underlying Policy(ies) is subject to a sublimit of liability, this Policy shall not apply to such coverage, but the Insurer shall recognize any Loss paid under such coverage in any manner described in the Insuring Clause as reducing the Underlying Limit by the amount of such paid Loss.

C. If any Underlying Policy(ies) is changed or terminated the Insurer shall not be liable under this Policy to a greater extent than it would have been had such Underlying Policy(ies) been so maintained, unless the Insurer agrees to the change in writing. The risk of uncollectability of the Underlying Policy(ies) whether because of insolvency of an underlying insurer or for any other reason is expressly retained by the Insureds.

D. Notice to the Insureds may be given to the Named Insured at the address shown in Item 1. of the Declarations. Notice to the Insurer shall be given to the Insurer at the address shown in Item 9. of the Declarations. Notice to any insurer of an Underlying Policy(ies) shall not constitute notice to the Insurer unless also given to the Insurer as provided above.

E. The Insurer may, at its sole discretion, participate in the investigation, defense or settlement of any Claim or other matter to which coverage under this Policy could apply even if the Underlying Limit has not been exhausted. No action by any other insurer shall bind the Insurer under this Policy. The Insurer shall not be liable under this Policy for any settlements, stipulated judgments or defense costs to which the Insurer has not consented, which consent shall not be unreasonably withheld.

III. DEFINITIONS

1. Followed Form, Underlying Policy(ies) and Limit of Liability have the meanings attributed to them in the Declarations.
2. Insureds mean all natural persons and entities insured by the Followed Form.
3. Named Insured means the entity named in Item 1. of the Declarations.
4. Primary Policy means the first listed policy in Item 7.A. of the Declarations.
5. Policy Period means the period of time specified in Item 2. of the Declarations, subject to prior termination in accordance with the Followed Form.
6. Underlying Limit means an amount equal to the aggregate of all limits of liability, as set forth in Item 7. of the Declarations, for all Underlying Policy(ies), plus any applicable retention or deductible under the Primary Policy.

FORMS AND ENDORSEMENT SCHEDULE

EXCESS LIABILITY

End. No.	Title	Number
	Excess Liability Policy Declarations	PEO 0001 0413
	Excess Liability Policy	PEO 0201 0413
	Forms and Endorsement Schedule	IL 0101 0712
1	Massachusetts Changes	PEO 0328 0413 MA
2	Tie-In Limits	PEO 0911 0413
3	Several Liability for Quota Share Coverage	PEO 1310 0413
4	Pending and Prior Litigation Exclusion	PEO 1313 0413
	U.S. Treasury Department's Office of Foreign Assets Control (OFAC)	PN 0001 0721
	Signature Page	IL 1007 1222

The titles of the endorsements listed above are solely for convenience and form no part of the terms and conditions of coverage.

ENDORSEMENT

Named Insured:	Fidelity Equity and High Income Funds	Policy Number:	FIX30063540100
Endorsement Effective Date:	July 01, 2024 (12:01 AM Standard Time at the address of the Named Insured as shown in the Declarations)	Endorsement Number:	1

MASSACHUSETTS CHANGES

It is agreed that:

1. Notwithstanding anything in this Policy to the contrary, the insurance coverage as is afforded by this Policy, as respects coverage for operations in Massachusetts, shall conform to the coverage requirements of the applicable insurance laws and regulations of Massachusetts.

2. This Policy shall not be subject to or follow the cancellation and nonrenewal provisions of the Followed Form. This Policy and the Policy Period shall terminate at the earliest of the effective date of nonrenewal of the Policy Period shown in Item 2 of the Declarations or the effective date of cancellation, as described below.

   A. CANCELLATION

      1. The Named Insured may cancel this Policy by surrender of this Policy to the Insurer or by giving prior written notice to the Insurer stating when such cancellation shall take effect.

      2. The Insurer may cancel this Policy only for nonpayment of premium. In such event, the Insurer shall mail written notice of cancellation for nonpayment of premium to the Named Insured. Such notice shall state the effective date of cancellation, which shall not be less than ten (10) days after mailing such notice.

      3. In the event of cancellation, the Insurer shall refund the unearned premium computed pro rata.

   B. NONRENEWAL

      If the Insurer elects not to renew this Policy, the Insurer shall mail to the Named Insured written notice thereof at least sixty (60) days prior to the expiration of the Policy Period. The Insurer's offer of renewal terms and conditions or premiums different from those in effect prior to renewal shall not constitute an election by the Insurer not to renew this Policy.

   C. NOTICE

      The Insurer shall send all notices required under this endorsement by certified mail to the Named Insured at the address in Item 1 of the Declarations, and by mail or electronic mail to the Named Insured's authorized agent, if any. Proof of mailing will be sufficient proof of notice.

ENDORSEMENT



Authorized Representative

This endorsement does not change any other provision of the Policy. The title and any headings in this endorsement are solely for convenience and do not affect its meaning.

ENDORSEMENT

Named Insured: Fidelity Equity and High Income Funds

Policy Number: FIX30063540100

Endorsement Effective Date: July 01, 2024
(12:01 AM Standard Time at the address of the Named Insured as shown in the Declarations)

Endorsement Number: 2

TIE-IN LIMITS

It is agreed that:

If this Policy and any other policy issued to the Named Insured by the Insurer apply to the same claim or loss, the maximum limit of the Insurer's liability under all the policies issued to the Named Insured by the Insurer shall not exceed the highest applicable single Limit of Insurance that is applicable to the claim or loss under any one policy, and that applicable policy shall be the only Limits of Insurance payable by the Insurer. This is the most the Insurer will pay regardless of the number of losses or insureds, claims made, or persons or organizations making the claims.

Authorized Representative

This endorsement does not change any other provision of the Policy. The title and any headings in this endorsement are solely for convenience and do not affect its meaning.

ENDORSEMENT

Named Insured:	Fidelity Equity and High Income Funds	Policy Number:	FIX30063540100
Endorsement Effective Date:	July 01, 2024 12:01 AM Standard Time at the address of the Named Insured as shown in the Declarations.	Endorsement Number:	3

SEVERAL LIABILITY FOR QUOTA SHARE COVERAGE

It is agreed that:

1. This Policy is part of a quota share layer of insurance coverage for the Insureds, which consists of the following participants:

Insurer	Limit of Liability
Berkley Professional Liability	$ 5,000,000
Twin City Fire Insurance Company	$ 5,000,000
Freedom Specialty Insurance Company	$ 2,500,000
Allianz Global Risks US Insurance Company	$ 2,500,000
Old Republic Insurance Company	$ 2,500,000
Arch Reinsurance Ltd.	$ 2,500,000
Liberty Specialty Markets Agency Ltd.	$ 2,500,000
Endurance American Insurance Company	$ 2,500,000

   Total Quota Share Layer Limit of Liability: $25,000,000

   The Insurer shall be liable only for such portion of any covered Loss as this Policy's aggregate Limit of Liability bears to the total quota share layer limit of liability as set forth above. In no event shall the Insurer be liable for an amount greater than such portion of covered Loss, whether or not the other insurer(s) in the quota share layer pay their respective portion of such Loss.

2. The Insurer shall separately have all of the rights granted to the Insurer under this Policy and/or any Underlying Policy(ies) with respect to any Claim, including without limitation the right to consent to any defense costs, settlement or other Loss and the right to participate in the investigation, settlement or defense of any covered Claim. No other insurer shall exercise any such rights on behalf of the Insurer without the express written consent of the Insurer. In addition, the Insureds shall give any notice under this Policy to the Insurer, and any notice given to any other insurer shall not constitute notice to the Insurer.

ENDORSEMENT



Authorized Representative

This endorsement does not change any other provision of the Policy. The title and any headings in this endorsement are solely for convenience and do not affect its meaning.

ENDORSEMENT

Named Insured:	Fidelity Equity and High Income Funds	Policy Number:	FIX30063540100
Endorsement Effective Date:	July 01, 2024 (12:01 AM Standard Time at the address of the Named Insured as shown in the Declarations)	Endorsement Number:	4

PENDING AND PRIOR LITIGATION EXCLUSION

It is agreed that:

This Policy shall not apply to that portion of any Claim based upon, arising out of, attributable to, or directly or indirectly resulting from any litigation or administrative or regulatory proceeding or investigation against any Insured pending on or before the date indicated in Item 4 of the Declarations, or substantially the same wrongful act, fact, circumstance or situation underlying or alleged therein.

The foregoing exclusion shall not apply if there is a Prior and Pending Litigation exclusion in the Followed Form. In such event this Policy will follow the Prior and Pending Litigation exclusion in the Followed Form, except that the applicable date in such exclusion shall be the date indicated in Item 4 of the Declarations.



Authorized Representative

This endorsement does not change any other provision of the Policy. The title and any headings in this endorsement are solely for convenience and do not affect its meaning.

POLICYHOLDER NOTICE

U. S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL (OFAC)

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's website - http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

SOMPO INTERNATIONAL

Endurance American Insurance Company

1221 Avenue Of the Americas
New York, NY 10020

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President and Senior Vice President and countersigned where required by law on the Declarations page by its duly authorized representative.

Senior Vice President	President

Berkley PROFESSIONAL LIABILITY
a Berkley Company

757 Third Avenue, 10th Floor
New York, NY 10017
(212) 618-2900
Fax (212) 618-2940

Excess Blended Insurance

September 30, 2024

Fidelity E&H. Funds
Fidelity Equity and High Income Funds
c/o FMR LLC
88 Black Falcon Ave., First Floor, East Side, Suite
167, Mailzone V7E
Boston, MA 02210

Binder/Policy Number: BPRO8116258

Dear Fidelity,

Thank you for choosing Berkley Professional Liability and the W.R. Berkley Corporation for your professional liability insurance needs. We know that you have many choices for your insurance and we appreciate your choosing BerkleyPro.

BerkleyPro and all its employees are proud of our tradition of providing an exceptional insurance facility and making every effort to assure your satisfaction with our product and service. The people behind the promise to pay are critical to the value of any insurance policy. Like most services, you get what you pay for - the premium is only one part of the value of an insurance policy.

The most important service we provide and the greatest value you receive does not come from delivering the policy - it comes from handling your claims. While we help our policyholders with loss control and crisis avoidance, if the day comes when you face a claim, we will be there to help you navigate through the complexities of a professional liability claim.

Attached is a narrative outlining claims reporting guidelines in the event that a claim does occur, with many years of experience handling complex professional liability claims - I am confident you will be pleased to have BerkleyPro on your side.

Once again, thank you for choosing BerkleyPro and the W.R. Berkley Corporation. We hope that you will see the value in the people behind the promise and we hope to be your choice for your professional liability needs for years to come. Please call your professional liability insurance agent if you have any questions about BerkleyPro, or any comments about our service to you. Your satisfaction is important to us.

Regards,

John R. Benedetto
President

Claims Reporting Guidelines for the Insured

These guidelines should be followed to help Berkley Professional Liability provide efficient claims service.

Claim Notices

All claim notices shall be sent to Berkley Professional Liability, Claims Department. The notices must be reported as required by the policy to avoid problems regarding timely notice. The address of the Berkley Professional Liability Claims, c/o Claims Department is as follows:

Berkley Professional Liability
Berkley Professional Liability Claims, c/o Claims Department
757 Third Avenue * 10th Floor * New York, NY 10017
Phone: (212) 618-2920
Claim Dept. Fax: (212) 618-2948
E-mail: claims@berkleypro.com

Notice of claim requiring immediate action:

If immediate action on the notice is needed the Insured should express mail the notice to BerkleyPro's Claims Department. Situations requiring immediate action may include:

1. The Insured being served with a summons and complaint.
2. The Insured needs to provide a response to the claimant immediately.

Correspondence from the Insured

The claim notice should include a written narrative of the circumstances surrounding the claim or potential claim. The narrative should include, but not be limited to:

1. Names of the insureds, policy number and effective dates.
2. Names and addresses of the claimant.
3. Details of the underlying claim, including its current status and the amount in controversy or relief demanded.
4. All pertinent letters or documents necessary to properly evaluate the claim.

Please provide carbon copies to your professional liability insurance agent
of all claim notices and correspondence sent to Berkley Professional Liability

Berkley Insurance Company

A Stock Insurance Company

Excess Insurance Policy

Policy Jacket

This Policy consists of:

- Declarations Page
- Policy Form
- Endorsements

In Witness Whereof, we have caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by our authorized representative.

President | Secretary

Berkley Insurance Company

Berkley Professional Liability, on behalf of Berkley Insurance Company
Service Office
757 Third Avenue, 10th Floor
New York, NY 10017
(212) 618-2900 (p) / (212) 618-2940 (f)
http://www.berkleypro.com

Administrative Office
475 Steamboat Road
Greenwich, CT 06830

A BERKLEY COMPANY®

Berkley Insurance Company

475 Steamboat Road Greenwich, CT 06830

Declarations Page

Excess Insurance

CLAIMS MADE WARNING FOR DECLARATION: THIS POLICY PROVIDES COVERAGE ON A CLAIMS MADE BASIS SUBJECT TO ITS TERMS. THIS POLICY APPLIES ONLY TO ANY CLAIM FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD OR THE EXTENDED REPORTING PERIOD (IF APPLICABLE).

PLEASE READ AND REVIEW THE POLICY CAREFULLY AND DISCUSS THE COVERAGE WITH YOUR INSURANCE AGENT OR BROKER.

Whenever printed in this Declarations Page, the boldface type terms shall have the same meanings as indicated in the Policy.

Policy Form: EX 30200 (01-09) Policy Number: BPRO8116258

Item 1. Name and Address of **Insured:**
Fidelity Equity and High Income Funds
c/o FMR LLC
88 Black Falcon Ave., First Floor, East Side, Suite 167, Mailzone V7E
Boston, MA 02210

Person designated to receive all correspondence from the **Insurer**:
Fidelity E&H Funds

Item 2. **Policy Period:** From July 1, 2024 (inception date) to July 1, 2025 (expiration date)
*(Both dates at 12:01 a.m. Standard Time at the address of the **Insured**)*

Item 3. Aggregate Limit of Liability for the **Policy Period** (inclusive of Costs of Defense): $5,000,000

Item 4. Premium: $65,000

Item 5. Endorsements attached:

1.	265 (01-15)	NOTICE OF TERRORISM INSURANCE COVERAGE.
2.	EX 304150 (01-09)	Amends section IV. of the Policy to add Quota Share provisions.
3.	EX 304300 (01-09)	Adds to section IV. of the Policy to exclude coverage for Loss arising out of any litigation which occurred prior to a specific date.
4.	EX 304999 (rev. 05/10)	Addition to Section IV. State Amendatory Inconsistent
5.	EX 305024 (11-09)	Adds to section V. of the Policy to reduce the Limit of Liability under this Policy by payment of loss under another listed policy.
6.	EX 306999 (rev. 05/10)	Addition to Section VI. Recognizing Payment of Loss by Underlying Insurer(s), DIC Insurer(s), Insured(s), and/or any other source

Item 6. Notice to the **Insurer** shall be sent to:
Berkley Professional Liability, Berkley Professional Liability Claims, c/o Claims Department,
Address: 757 Third Avenue, 10th Floor, New York, NY 10017
Fax: (212) 618-2948 Email: claims@berkleypro.com

All other notices required to be given to the **Insurer** under this Policy shall be sent to:
Berkley Professional Liability
Address: 757 Third Avenue, 10th Floor, New York, NY 10017
Fax: (212) 618-2940

Item 7. Schedule of **Underlying Insurance**

A. **Followed Policy:**

Policy Period: From July 1, 2024 (inception date) to July 1, 2025 (expiration date)
*(Both dates at 12:01 a.m. Standard Time at the address of the **Insured**)*

Insurance Carrier	Policy Number	Limit of Liability
Berkshire Hathaway Specialty Insurance Company	47-EPF-315881-04	$10,000,000

B. Underlying Policy(ies):

Insurance Carrier	Policy Number	Limit of Liability
Berkshire Hathaway Specialty Insurance Company	47-EPF-315881-04	$10,000,000
ACE American Insurance Company	G23656280 017	$10,000,000
National Union Fire Insurance Company of Pittsburgh, Pa	01-307-65-49	$10,000,000
ICI Mutual Insurance Company	87153124D	$10,000,000
Allied World Assurance Company, AG	C014841/014	$10,000,000
QBE Insurance Corporation	130005115	$10,000,000
Travelers Casualty and Surety Company of America	106547114	$10,000,000
Continental Casualty Company	287273571	$10,000,000
Starr Indemnity & Liability Company	1000059076241	$10,000,000
Axis Insurance Company	P-001-000158031-05	$5,000,000
Zurich American Insurance Company	EOC-0905341-01	$5,000,000
Lloyd's of London	13015P24	$5,000,000 part of $50,000,000
Freedom Specialty Insurance Company	XMF2400059	$10,000,000 part of $50,000,000
Twin City Fire Insurance Co.	08 DA 0252127 24	$10,000,000 part of $50,000,000
U.S. Specialty Insurance Company	24-MGU-24-A58943	$8,000,000 part of $50,000,000
Everest National Insurance Company	FL5EX00305-241	$7,000,000 part of $50,000,000
Ironshore Indemnity Inc.	IA7NAB0949005	$5,000,000 part of $50,000,000
XL Specialty Insurance Company	ELU197863-24	$5,000,000 part of $50,000,000

Aggregate Underlying Limits of Liability: $150,000,000

By accepting this Policy, the **Insureds** and the **Insurer** agree that these Declarations, the completed and signed application (and its attachments), the Excess Insurance Policy and any written endorsements attached hereto constitute the entire contract between the **Insured** and the **Insurer**. This Policy and any and all rights hereunder are not assignable without the written consent of the **Insurer**.

The **Insured** named in Item 1. of the Declarations shall act on behalf of all **Insureds** with respect to giving and receiving notices, paying premiums and receiving any premiums that may become due under this Policy.

Authorized Signature: ______________________ Date Issued: September 30, 2024

BERKLEY INSURANCE COMPANY

Excess Insurance Policy

This is a Claims Made Policy. Please read it carefully.

The descriptions in the headings of this Policy are solely for convenience, and form no part of the terms and conditions of coverage.

CLAIMS MADE WARNING FOR POLICY

NOTICE: THIS POLICY PROVIDES COVERAGE ON A CLAIMS MADE BASIS SUBJECT TO ITS TERMS. THIS POLICY APPLIES ONLY TO ANY CLAIM FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD OR THE EXTENDED REPORTING PERIOD (IF APPLICABLE).

PLEASE READ AND REVIEW THE POLICY CAREFULLY AND DISCUSS THE COVERAGE WITH YOUR INSURANCE AGENT OR BROKER.

In consideration of the payment of the premium, in reliance on all statements in the application for this Policy and the **Followed Policy** and all other information provided to the **Insurer**, and subject to all provisions of this Policy, the **Insurer** and **Insureds** agree as follows:

I. Insuring Agreement

This Policy provides excess coverage over the **Underlying Insurance** during the **Policy Period**. Coverage hereunder attaches only after the **Underlying Insurance** has been exhausted by payments for losses and shall then apply in conformance with the provisions of the **Followed Policy** at its inception, except for premium, limit of liability and as otherwise specifically set forth in this Policy and any attached endorsements. In no event shall this Policy grant coverage other than that which is provided by the **Underlying Insurance**.

II. Extended Reporting Period

If the **Insureds** purchase an extended reporting period under the **Followed Policy**, then the **Insureds** shall have the right to purchase an extension of this Policy in conformance with the terms, conditions and limitations of the extended reporting period of the **Followed Policy**. The right to purchase this Extended Reporting Period is contingent upon payment of an additional premium which will be calculated as a percentage of the full annual premium for this Policy. The additional percentage of premium charged for the Extended Reporting Period under the **Followed Policy** will be used as the percentage of the annual premium charged for purchasing the Extended Reporting Period under this Policy. There is no separate or additional Limit of Liability for this Extended Reporting Period.

III. Definitions

Whenever printed in boldface type, and whether in the singular or plural form in this Policy, the following terms shall have the meanings indicated below.

A. "**Followed Policy**" means the policy listed in Item 7. A. of the Declarations.

B. "**Insured**" means those persons or entities insured under the **Followed Policy**.

C. "**Insurer**" means the entity issuing this Policy as listed on the Declarations Page.

D. "**Policy Period**" means the period of time from the inception date shown in Item 2. of the Declarations to the earlier of the expiration date shown in Item 2. of the Declarations or the effective date of cancellation of this Policy.

E. "**Underlying Insurance**" means all policies scheduled in Item 7. of the Declarations.

IV. Additional Policy Terms

Refer to attached endorsements, if applicable.

V. Limit of Liability

The Limit of Liability stated in Item 3. of the Declarations is the maximum limit of the **Insurer's** liability for all losses under this Policy. Costs of defense are not payable by the **Insurer** in addition to the Limit of Liability. The Limit of Liability available to pay damages or settlements shall be reduced, and may be exhausted by, amounts incurred as costs of defense.

VI. Maintenance of Underlying Insurance

A. The **Underlying Insurance** shall be maintained in full effect during the **Policy Period**, except for any reduction of the limits of liability available under the **Underlying Insurance** solely by reason of payment of losses thereunder. Failure to comply with the foregoing shall not invalidate this coverage, but the **Insurer** shall not be liable to a greater extent than if this condition had been complied with. To the extent that the **Underlying Insurance** is not maintained in full effect during the **Policy Period**, then the **Insured** shall be deemed to retain any loss for the amount of the limit of liability of the **Underlying Insurance** which is not maintained. A condition of this coverage is that the **Insurer** be notified in writing, as soon as practicable, of any cancellation or alteration of any provision of the **Underlying Insurance**.

B. If the limits of liability of the **Underlying Insurance** are depleted solely as the result of actual payment of losses thereunder by the applicable insurers, this Policy shall, subject to the **Insurer's** Limit of Liability and to the other terms of this Policy, continue to apply to losses as excess insurance over the amount of insurance remaining under the **Underlying Insurance**. If the limits of liability of the **Underlying Insurance** are exhausted solely as a result of payment of losses thereunder, subject to this Policy's provisions the remaining Limit of Liability available under this Policy shall continue for subsequent losses as primary insurance and any retention specified in the **Followed Policy** shall be imposed under this Policy as to each claim made; otherwise no retention shall be imposed under this Policy.

C. This Policy only provides coverage excess of the **Underlying Insurance**. This Policy does not cover any loss not covered by the **Underlying Insurance** except and to the extent that such loss is not paid under the **Underlying Insurance** solely by reason of the reduction or exhaustion of the available **Underlying Insurance** through payment of loss thereunder. If the insurer issuing any of the **Underlying Insurance** fails to pay loss in connection with any claim covered thereunder as a result of the insolvency, bankruptcy, or liquidation of such insurer, then the **Insureds** shall be deemed to be self-insured for the amount of the limit of liability of such **Underlying Insurance** issued by such insurer which is not paid as a result of such insolvency, bankruptcy or liquidation.

VII. Notices / Claims

The **Insureds** shall, as a condition precedent to their rights under this Policy, notify the **Insurer** of any claim, at the **Insurer's** address stated on the Declarations, in the same manner required by the provisions of the **Followed Policy**. The **Insureds** shall give the **Insurer** full cooperation and such information as it may reasonably require. The **Insurer** may, at its sole discretion, participate in the investigation, settlement or defense of any claim against any of the **Insureds** even if the **Underlying Insurance** has not been exhausted.

The **Insured** shall not admit liability for or settle any claim or incur costs of defense, which are reasonably likely to involve the Limit of Liability of this Policy, without the **Insurer's** prior written consent, which consent shall not be unreasonably withheld.

In witness whereof, the **Insurer** has caused this Policy to be signed by its President and Chairman and Secretary, but this Policy shall not be valid unless countersigned on the Declarations Page by a duly authorized representative of the **Insurer**.

President and Chairman

Philip S. Welt

Secretary

The descriptions in the headings of this Policy are solely for convenience, and form no part of the terms and conditions of coverage.

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM
INSURANCE COVERAGE

Coverage for acts of terrorism, as defined in the Terrorism Risk Insurance Act, as amended, (the “Act”), is included in your policy. You are hereby notified that under the Act the definition of act of terrorism has changed. As defined in Section 102(1) of the Act: The term “act of terrorism” means any act that is certified by the Secretary of the Treasury—in consultation with the Secretary of Homeland Security, and the Attorney General of the United States—to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion. Under your coverage, any losses resulting from certified acts of terrorism may be partially reimbursed by the United States Government under a formula established by the Act. However, your policy may contain other exclusions which might affect your coverage, such as exclusion for nuclear events. Under the formula, the United States Government generally reimburses 85% through 2015; 84% beginning January 1, 2016; 83% beginning on January 1, 2017; 82% beginning on January 1, 2018; 81% beginning on January 1, 2019 and 80% beginning on January 1, 2020 of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The Act contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers’ liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The portion of your annual premium that is attributable to coverage for acts of terrorism, as defined in the Act is $0.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured		Policy Number
Fidelity Equity and High Income Funds		BPRO8116258
Effective Date of Endorsement 07/01/2024	Authorized Representative	

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

Addition to Section IV.
Quota Share Endorsement

In consideration of the premium paid for this Policy, it is understood and agreed that:

1. Item 3. of the Declarations is deleted in its entirety and replaced by the following:

Item 3.	A.	Total Quota Share Layer Aggregate Limit of Liability for all losses during the **Policy Period**:	$25,000,000
	B.	Quota Share Layer Attachment Point:	$150,000,000
	C.	**Insurer's** Quota Share Participation:	20%
	D.	**Insurer's** Aggregate Quota Share Limit of Liability for the **Policy Period** (inclusive of Costs of Defense):	$5,000,000

2. Item 4. of the Declarations is deleted in its entirety and replaced by the following:

Item 4.	A.	Total Quota Share Layer Premium:	$325,000
	B.	**Insurer's** Quota Share Pro-Rata Premium:	$65,000

3. Item 7. Schedule of **Underlying Insurance** of the Declarations is amended by the addition of the following:

Item 7. C. Quota Share Layer Participants:

Insurance Carrier:	Policy Number:	Limit of Liability ($):
Liberty Specialty Markets Agency Limited	LSMAFL473346A	2,500,000
Freedom Specialty Insurance Company	XMF2410840	2,500,000
Endurance American Insurance Company	FIX30063540100	2,500,000
Old Republic Insurance Company	ORPRO 12 105161	2,500,000
Twin City Fire Insurance Co.	08 DC 0665817-24	5,000,000
Allianz Global Risks US Insurance Company	USF05426324	2,500,000
Arch Reinsurance Ltd	BFI0070461-00	2,500,000

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured		Policy Number
Fidelity Equity and High Income Funds		BPRO8116258
Effective Date of Endorsement 07/01/2024	Authorized Representative	

4. Section I. Insuring Agreement of this Policy is amended by the addition of the following:

   I.: It is further agreed that the **Insurer** shall pay on behalf of the **Insureds** under this Policy that proportion of covered loss set forth in the manner provided in Item 3. of the Declarations and in full conformance with the terms and conditions of this Policy.

5. Section IV. Additional Policy Terms of this Policy is amended by the addition of the following:

   IV.: Any covered loss within the Total Limit of Liability stated in Item 3. A. of the Declarations shall be paid *pro rata* by each of the insurers subscribing to this Quota Share Endorsement. The participation of such insurers is set forth in Item 7. C. of the Declarations. The obligations of such insurers who subscribe to the Quota Share Endorsement are several and not joint, and are limited to the extent of their individual subscriptions. Therefore, none of the subscribing insurers is responsible for the obligation of any co-subscribing insurer.

   IV.: The **Insurer's** participation is set forth in Items 3. C. and 3. D. of the Declarations. The **Insurer** has full claims and underwriting control of this portion of the Quota Share Endorsement and no action or omission by any of the co-subscribing insurers shall bind the **Insurer** or be deemed a waiver of any coverage defense the **Insurer** has under this Policy or available at law. The **Insurer** shall act on its own behalf with respect to all other matters concerning this Policy, and no other insurer subscribing to this Policy may act on behalf of or bind the **Insurer** with respect to this Policy terms or any matter concerning this Policy. All notices by the **Insureds** to the insurers under this Policy shall be provided to the **Insurer** at the address specified in the Declarations.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured		Policy Number
Fidelity Equity and High Income Funds		BPRO8116258
Effective Date of Endorsement 07/01/2024	Authorized Representative	

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

Addition to Section IV.
Prior and Pending Litigation Exclusion

In consideration of the premium paid for this Policy, it is understood and agreed that section IV. Additional Policy Terms of this Policy is amended by the addition of the following:

IV.: The **Insurer** shall not be liable to make any payment for Loss in connection with a Claim made against any **Insured** based upon, arising out of, directly or indirectly resulting from or in consequence of, or in any way involving:

1. any prior or pending litigation, administrative or arbitration proceeding, or investigation as of July 1, 2024, or
2. any fact, circumstance, situation, transaction or event underlying or alleged in such litigation, administrative or arbitration proceeding, or investigation,

regardless of the legal theory upon which such Claim is predicated.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured		Policy Number
Fidelity Equity and High Income Funds		BPRO8116258
Effective Date of Endorsement 07/01/2024	Authorized Representative	

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

Addition to Section IV.
State Amendatory Inconsistent

In consideration of the premium paid for this Policy, it is understood and agreed that in the event that there is an inconsistency between a state amendatory attached to this policy and any term or condition of this policy, then it is understood and agreed that, where permitted by law, the **Insurer** shall apply those terms and conditions of either the amendatory or the policy which are more favorable to the insured.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured		Policy Number
Fidelity Equity and High Income Funds		BPRO8116258
Effective Date of Endorsement 07/01/2024	Authorized Representative	

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

Addition to Section V.
Shared Limit

In consideration of the issuance of Policy number BPRO8116258, it is understood and agreed that section V. Limit of Liability of this Policy is amended by the addition of the following:

V.: In the event any Claim is made against the **Insureds** which is covered in whole or in part under both this Policy and Policy number BPRO8116259 issued by the **Insurer** to Fidelity Equity and High Income Funds, the Limit of Liability stated in Item 3. of the Declarations shall be reduced both by payment of Loss under this Policy and by payment of loss under Policy number BPRO8116259. In the event the Limit of Liability stated in Item 3. of the Declarations is exhausted by payment of Loss under this Policy and/or payment of loss under Policy number BPRO8116259, any and all obligations of the **Insurer** under this Policy shall be deemed to be completely fulfilled and extinguished.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured		Policy Number
Fidelity Equity and High Income Funds		BPRO8116258
Effective Date of Endorsement 07/01/2024	Authorized Representative	

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

Addition to Section VI.
Recognizing Payment of Loss by Underlying Insurer(s), DIC Insurer(s), Insured(s), and/or any other source

In consideration of the premium paid for this Policy, it is understood and agreed that:

1. **Section I. Insuring Agreement** of this Policy is deleted in its entirety and replaced by the following:

   This Policy provides excess coverage over the **Underlying Insurance** during the **Policy Period** and Extended Reporting Period (if applicable). Coverage hereunder shall apply in conformance with the provisions of the **Followed Policy** at its inception, except for premium, **Aggregate Limit of Liability**, and as otherwise specifically set forth in the Policy and any attached endorsements.

2. **Section III. Definitions** is amended to add the following:

   The term "**DIC Insurer**" is added to this Policy and shall mean an insurer which drops down to pay loss pursuant to a drop-down difference in conditions policy written excess of this Policy.

3. **Section VI. Maintenance of Underlying Insurance B**. is deleted in its entirety and replaced with the following:

   VI. B. If the limit(s) of liability of the **Underlying Insurance** are depleted solely as the result of actual payment of losses thereunder by the applicable insurers, including any **DIC Insurers** or the **Insureds** and/or any other source, this Policy shall, subject to the Insurer's Limit of Liability and to the other terms of this Policy, continue to apply to losses as excess insurance over the amount of insurance remaining under the **Underlying Insurance**. If the limit(s) of liability of the **Underlying Insurance** are exhausted solely as a result of payment of losses, subject to this Policy's provisions the remaining Limit of Liability available under this Policy shall contribute for subsequent losses as primary insurance and any retention specified in the **Followed Policy** shall be imposed under this Policy as to each claim made; otherwise no retention shall be imposed under this Policy.

4. **Section VI. Maintenance of Underlying Insurance C**. is deleted in its entirety and replaced with the following:

   VI. C. It is expressly agreed that liability for any covered loss with respect to Claims first made against the Insureds during the **Policy Period** and Extended Reporting Period (if applicable) shall attach to the **Insurer** only after the **Underlying Insurance** and/or any **DIC Insurer** and/or the **Insured(s)** and/or any other source shall have paid the full amount of the applicable retention amount under any **Underlying Insurance**. In the event, and only in the event, of reduction or exhaustion of the **Underlying Insurance** by reason of the insurers of the **Underlying Insurance** and/or any **DIC Insurer** and/or the **Insured(s)** and/or any other source paying Loss covered thereunder, this policy shall: (i) in the event of reduction, pay excess of the reduced **Underlying Insurance**, and (ii) in the event of exhaustion, continue in force as primary insurance.

   This Policy shall not provide coverage for any loss subject to a sub-limit by the **Followed Policy**. However, the **Insurer** shall recognize payment of losses under the **Followed Policy** for coverage subject to a sub-limit as serving to reduce the **Aggregate Underlying Limits of Liability** stated in Item 7 of the Declarations.

   If during the **Policy Period** or the Extended Reporting Period (if applicable) the terms, conditions, exclusions or limitations of the **Followed Policy** are changed in any manner, the **Insured(s)** shall as a condition precedent to their rights to coverage under this policy give to the **Insurer** written notice of the full particulars thereof and secure the **Insurer's** affirmative consent to such modification before coverage will be effective.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured		Policy Number
Fidelity Equity and High Income Funds		BPRO8116258
Effective Date of Endorsement 07/01/2024	Authorized Representative	

Policy Number: 08 DC 0665817-24

THE HARTFORD PREMIER EXCESS℠
DECLARATIONS

TWIN CITY FIRE INSURANCE CO.
One College Park 8910 Purdue Road, Indianapolis, IN 46268-0930
This policy is issued by the stock insurance company listed above, herein called the **Insurer**.

NOTICE: THIS IS A CLAIMS MADE POLICY. EXCEPT AS MAY BE OTHERWISE PROVIDED HEREIN, THE COVERAGE OF THIS POLICY IS LIMITED TO LIABILITY FOR ACTS COVERED BY UNDERLYING INSURANCE (ITEM 9.) FOR WHICH CLAIMS ARE FIRST MADE AGAINST THE INSURED(S) WHILE THE POLICY IS IN FORCE. ANY DEFENSE COSTS AND OTHER CLAIM EXPENSE COVERED UNDER THE POLICY IS PART OF AND NOT IN ADDITION TO THE LIMIT OF LIABILITY. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

Item 1: Name of Insured and Address:	Producer Code, Name & Address:
FIDELITY EQUITY AND HIGH INCOME FUNDS 88 BLACK FALCON FIRST FL., E. SIDE, STE 167 MAILZONE V7E BOSTON, MA 02210	08089423 WILLIS TOWERS WATSON NORTHEAST INC 75 ARLINGTON STREET FLOOR 2 BOSTON, MA 02116

Item 2: Policy Period: From 12:01 a.m. on 07/01/2024 to 12:01 a.m. on 07/01/2025 (local time at the address shown in **Item 1.**)

Item 3: Limit of Liability: $ 5,000,000 in the aggregate each Policy Period.

Item 4: Premium: $65,000

Item 5: Followed Policy:
Company: BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY
Policy Number: 47-EPF-315881-04

Item 6: Address for Claims-Related Notices:	**Item 7.** Address for all other Notices:
The Hartford Hartford Financial Lines One Hartford Plaza Hartford, CT 06115 HFPClaims@thehartford.com Fax: (917) 464-6000	The Hartford Hartford Financial Lines One Hartford Plaza Hartford, CT 06115 HFPExpress@thehartford.com Fax: (866) 586-4550

Item 8: Pending & Prior Litigation Date: 07/01/2024

Item 9: Underlying Insurance:

Company	Policy Number	Limit/Attachment
BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY	47-EPF-315881-04	$10,000,000
ACE AMERICAN INSURANCE COMPANY	DOX G23656280 017	$10,000,000 Excess of $10,000,000
NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA	01-307-65-49	$10,000,000 Excess of $20,000,000
ICI MUTUAL INSURANCE COMPANY	87153124D	$10,000,000 Excess of $30,000,000
ALLIED WORLD ASSURANCE COMPANY, AG	C014841/014	$10,000,000 Excess of $40,000,000
QBE INSURANCE CORPORATION	130005115	$10,000,000 Excess of $50,000,000
TRAVELERS CASUALTY AND SURETY COMPANY OF AMERICA	106547114	$10,000,000 Excess of $60,000,000
CONTINENTAL CASUALTY COMPANY	287273571	$10,000,000 Excess of $70,000,000
STARR INDEMNITY & LIABILITY COMPANY	1000059076241	$10,000,000 Excess of $80,000,000
AXIS INSURANCE COMPANY	P-001-000158031-05	$5,000,000 Excess of $90,000,000
ZURICH AMERICAN INSURANCE COMPANY	EOC 0905341-01	$5,000,000 Excess of $95,000,000
UNDERWRITERS AT LLOYDS, LONDON	B080113015P24	$5,000,000 Excess of $100,000,000
FREEDOM SPECIALTY INSURANCE CO.	XMF2400061	$10,000,000 Excess of $100,000,000
TWIN CITY FIRE INSURANCE COMPANY	08 DA 052123-24	$10,000,000 Excess of $100,000,000
U.S. SPECIALTY INSURANCE COMPANY	24-MGU-24-A58942	$8,000,000 Excess of $100,000,000
EVEREST NATIONAL INSURANCE COMPANY	FL5EX00305-241	$7,000,000 Excess of $100,000,000
IRONSHORE INDEMNITY INC.	IA7NAB0949005	$5,000,000 Excess of $100,000,000
XL SPECIALTY COMPANY	ELU197863-24	$5,000,000 Excess of $100,000,000

Date 02/03/2025

GU207
(6-78)

ENDORSEMENT

This endorsement, effective on 07/01/2024 at 12:01 A.M standard time, forms a part of

Policy No. 08 DC 0665817-24 of the TWIN CITY FIRE INSURANCE CO.

Issued to FIDELITY EQUITY AND HIGH INCOME FUNDS

A. Morris Tooker, President

SCHEDULE

	UX00H00201	9/15	THE HARTFORD PREMIER EXCESS DECLARATIONS
	RN00N02600	5/93	IN WITNESS PAGE
	UX00H00300	8/15	THE HARTFORD PREMIER EXCESS POLICY
1	HG00H15700	7/22	DISCLOSURE / CAP ON LOSSES - TERRORISM RISK INSURANCE ACT
2	UX00H01100	8/15	ABSOLUTE TIE-IN ENDORSEMENT
3	HG00H00901	7/08	AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT
4	UX00H03400	8/15	QUOTA SHARE PARTICIPATION ENDORSEMENT
	HG00H12900	10/16	U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")
	HR00H09300	2/07	PRODUCER COMPENSATION NOTICE

IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.

TWIN CITY FIRE INSURANCE COMPANY

HOME OFFICE - INDIANAPOLIS, INDIANA
ADMINISTRATIVE OFFICES - HARTFORD, CONNECTICUT
(A STOCK INSURANCE COMPANY MEMBER OF THE HARTFORD)

Kevin Barnett, Secretary

A. Morris Tooker, President

THE HARTFORD PREMIER EXCESS POLICY

I. INSURING AGREEMENT

This policy provides coverage in accordance with the terms, conditions, and limitations contained in the **Followed Policy**, except as otherwise provided herein.

II. LIMIT OF LIABILITY

Liability for Loss shall attach to the **Insurer** only after the **Underlying Limits** shall have been exhausted by payment of Loss, by or on behalf of the insurer(s) of the **Underlying Insurance** or by or on behalf of the Insured(s) by any source. The **Insurer** shall then be liable to pay Loss in excess of the **Underlying Limits** up to the **Limit of Liability** set forth in Item 3. of the Declarations. If the **Underlying Limits** are exhausted, this policy continues as primary insurance, subject to any applicable retention.

III. GENERAL CONDITIONS

(A) This policy is issued in reliance upon the representations, materials and information contained in the Application for the **Followed Policy** and is subject to the terms, conditions, and limitations contained in the **Followed Policy** (except as regards the premium, the limit of liability, including any sub-limits, the policy period and as otherwise provided herein).

(B) This policy follows the terms, conditions, and limitations of any Pending & Prior Litigation Exclusion (or similar exclusion) in the **Followed Policy**, except that the **Pending & Prior Litigation Date** set forth in Item 8. of the Declarations applies.

(C) The risk of uncollectibility of any **Underlying Insurance** (in whole or in part), for any reason, is expressly retained by the Insured(s).

(D) This policy does not provide coverage above any sub-limit of liability available under the **Underlying Insurance**. However, payments made under such coverage will be recognized for the purposes of reducing or exhausting the **Underlying Insurance**.

(E) All notices shall be given to the **Insurer** at the applicable address set forth in either Item 6. or Item 7. of the Declarations and in accordance with all appropriate notice provisions of the **Followed Policy**.

(F) Any modification to this policy or to the **Underlying Insurance**, or any assignment of interest under this policy, must be agreed to in writing by the **Insurer** in order for this policy to become subject to such modification or for such assignment to become effective. In no event shall any such modification or assignment affect this policy's excess position or attachment point.

(G) If the Insured(s) elect and are granted an extended reporting period under the **Followed Policy**, then the Insured(s) may elect an extended reporting period under this policy upon satisfaction of the conditions set forth in the **Followed Policy**.

IV. DEFINITIONS

(A) **Followed Policy**, **Underlying Insurance**, **Insurer**, **Premium**, **Policy Period**, **Pending & Prior Litigation Date** and **Limit of Liability** are defined as set forth in the Declarations.

(B) **Underlying Limits** means an amount equal to the aggregate of all limits of liability set forth in Item 9. of the Declarations for all **Underlying Insurance**, plus any applicable uninsured retention.

(C) All other capitalized terms are defined as set forth in the **Followed Policy**.

ENDORSEMENT NO:1

This endorsement, effective 12:01 am, 07/01/2024 **forms part of policy number** 08 DC 0665817-24

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

DISCLOSURE/CAP ON LOSSES – TERRORISM RISK INSURANCE ACT

THIS ENDORSEMENT IS ATTACHED TO AND MADE PART OF YOUR POLICY IN RESPONSE TO THE DISCLOSURE REQUIREMENTS OF THE TERRORISM RISK INSURANCE ACT.

A. Disclosure of Premium

In accordance with the federal Terrorism Risk Insurance Act, as amended (TRIA), we are required to provide you with a notice disclosing the portion of your premium, if any, attributable to coverage for "certified acts of terrorism" under TRIA. The portion of your premium attributable to terrorism coverage is shown in this policy.

B. The following definition is added with respect to the provisions of this endorsement:

1. A "certified act of terrorism" means an act that is certified by the Secretary of the Treasury, in accordance with the provisions of TRIA, to be an act of terrorism under TRIA. The criteria contained in TRIA for a "certified act of terrorism" include the following:

   a. The act results in insured losses in excess of $5 million in the aggregate, attributable to all types of insurance subject to TRIA; and

   b. The act results in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of an United States mission; and

   c. The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

C. Disclosure of Federal Share of Terrorism Losses

The United States Department of the Treasury will reimburse insurers for 80% of insured losses attributable to "certified acts of terrorism" under TRIA that exceeds the applicable insurer deductible. However, if aggregate industry insured losses attributable to "certified acts of terrorism" under TRIA), exceed $100 billion in a calendar year, the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion. The United States government has not charged any premium for their participation in covering terrorism losses.

D. Cap on Insurer Liability for Terrorism Losses

If aggregate industry insured losses attributable to "certified acts of terrorism" under TRIA exceed $100 billion in a calendar year and we have met, or will meet, our insurer deductible under TRIA, we shall not be liable for the payment of any portion of the amount of such losses that exceed $100 billion. In such case, your coverage for terrorism losses may be reduced on a pro-rata basis in accordance with procedures established by the Treasury, based on its estimates of aggregate industry losses and our estimate that we will exceed our insurer deductible. In accordance with the Treasury's procedures, amounts paid for losses may be subject to further adjustments based on differences between actual losses and estimates.

E. Application of Other Exclusions

The terms and limitations of any terrorism exclusion, the inapplicability or omission of a terrorism exclusion, or the inclusion of terrorism coverage, do not serve to create coverage for any loss which would otherwise be excluded under this Coverage Form, Coverage Part or Policy, such as losses excluded by any pollution, pathogenic, nuclear hazard or war exclusions.

F. All other terms and conditions remain the same.

ENDORSEMENT NO:2

This endorsement, effective 12:01 am, 07/01/2024 **forms part**
of policy number 08 DC 0665817-24

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ABSOLUTE TIE-IN ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD PREMIER EXCESS POLICY

Notwithstanding the amount specified in **Item 3**. **Limit of Liability** of the Declarations, it is agreed that the maximum combined **Limit of Liability** for this policy 08 DC 0665817-24 and policy No. 08 FI 0664498-24 shall be $5,000,000.

All other terms and conditions remain unchanged.

A. Morris Tooker, President

ENDORSEMENT NO: 3

This endorsement, effective 12:01 am, 07/01/2024 **forms part of policy number** 08 DC 0665817-24

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT

I. Notice of Claim or Wrongful Act

A. A notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPClaims@thehartford.com
Fax: (917) 464-6000

B. Where it is stated in the policy or declarations page that a notice of any **Claim** or **Wrongful Act** shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115, it shall be deleted and replaced with the following:

Notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPClaims@thehartford.com
Fax: (917) 464-6000

II. All Other Notices

A. All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPExpress@thehartford.com
Fax: (866) 586-4550

B. With the exception of notice of a **Claim** or **Wrongful Act**, where it is stated in the policy or declarations page that a notice shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115 shall be deleted and replaced with the following:

All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPExpress@thehartford.com
Fax: (866) 586-4550

All other terms and conditions remain unchanged.

A. Morris Tooker, President

ENDORSEMENT NO:4

This endorsement, effective 12:01 am, 07/01/2024 **forms part of policy number** 08 DC 0665817-24

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

QUOTA SHARE PARTICIPATION ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD PREMIER EXCESS POLICY

I. This policy is part of a quota share participation arrangement between the **Participating Insurance Company(ies)** (as defined below) and the Insured (the "**Program**") which provides a $25,000,000 aggregate limit of liability excess of the **Underlying Insurance** and consists of the following:

Participating Insurance Company	Participating Insurance Policy No.	Participating Insurance Company's Limit of Liability	Participating Insurance Company's Percentage
Twin City Fire Insurance Co.	08 DC 0665817-24	$5,000,000	20%
Arch Reinsurance Ltd.	BFI0070461-00	$2,500,000	10%
Liberty Specialty Markets Agency Limited	LSMAFL473346A	$2,500,000	10%
Berkley Insurance Company	BPRO8116258	$5,000,000	20%
Freedom Specialty Insurance Compa ny	XMF2410840	$2,500,000	10%
Allianz Global Risks US Ins. Co.	USF05426324	$2,500,000	10%
Endurance American Ins. Co.	FIX300063540100	$2,500,000	10%
Old Republic Insurance Company	ORPRO 12 105161	$2,500,000	10%

II. Each **Participating Insurance Company** shall be liable only for its own percentage of each covered Loss, subject to its own limit of liability.

III. Each **Participating Insurance Company** shall:

A. receive notice of any Claim submitted for coverage under the **Program**;

B. make its own determination of whether Loss is covered under the **Program**; and

C. elect whether to participate in the investigation, settlement or defense of any Claim.

IV. The liability of each **Participating Insurance Company** shall be several and not joint. The failure, refusal or inability of any **Participating Insurance Company** to pay covered Loss, including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other **Participating Insurance Company**.

All other terms and conditions remain unchanged.

A. Morris Tooker, President

U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the United States. **Please read this Notice carefully**.

The Office of Foreign Assets Control ("OFAC") of the U.S. Department of the Treasury administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign countries and regimes, terrorists, international narcotics traffickers, those engaged in activities related to the proliferation of weapons of mass destruction, and other threats to the national security, foreign policy or economy of the United States. OFAC acts under Presidential national emergency powers, as well as authority granted by specific legislation, to impose controls on transactions and freeze assets under U.S. jurisdiction. OFAC publishes a list of individuals and companies owned or controlled by, or acting for or on behalf of, targeted countries. It also lists individuals, groups, and entities, such as terrorists and narcotics traffickers designated under programs that are not country-specific. Collectively, such individuals and companies are called "Specially Designated Nationals and Blocked Persons" or "SDNs". Their assets are blocked and U.S. persons are generally prohibited from dealing with them. This list can be located on OFAC's web site at — http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is an SDN, as identified by OFAC, the policy is a blocked contract and all dealings with it must involve OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC.

Producer Compensation Notice

You can review and obtain information on The Hartford's producer compensation practices at www.thehartford.com or at 1-800-592-5717.


Allianz

ALLIANZ COMMERCIAL

Insurance

Policy

Allianz

<u>**DECLARATIONS**</u>

EXCESS PROTECT

EXCESS LIABILITY INSURANCE

NOTICE: THIS POLICY, SUBJECT TO ITS TERMS, APPLIES TO ANY CLAIM FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD AND THE DISCOVERY PERIOD, IF APPLICABLE. THE LIMIT OF LIABILITY AVAILABLE TO PAY LOSS SHALL BE REDUCED AND MAY BE EXHAUSTED BY AMOUNTS INCURRED AS DEFENSE COSTS. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY OF THE INSUREDS.

The Declarations along with the Policy and with endorsements attached, if any, shall constitute the contract between the **Insureds** and the **Insurer**.

Policy Number: USF05426424

Item 1. **Policyholder**: Fidelity Fixed Income and Asset Allocation Funds
Principal Address: c/o FMR LLC, 88 Black Falcon Ave,
First Floor, East Side, Suite 167, Mailzone V7E
Boston, MA 02210

Item 2. **Policy Period**: From: July 01, 2024
To: July 01, 2025
The **Policy Period** incepts and expires as of 12:01 AM at the **Policyholder's** principal address.

Item 3. **Limit of Liability:** $2,500,000 p/o $25,000,000 In the aggregate for the **Policy Period**

Item 4. **Premium:** $7,500 For the **Policy Period**

Item 5. **Followed Policy**: See Below
Insurer: Berkshire Hathaway Specialty InsuranceCompany Policy No.: 47-EPF-315882-04
Limit of Liability: $10,000,000
Retention: $400,000
Policy Period: From: July 01, 2024 To: July 01, 2025

Item 6. **Underlying Insurance:** See Schedule of Underlying, PX3100

Item 7. **Insurer:** (Coverage is provided in the following company, a stock company)

Allianz Global Risks US Insurance Company
225 West Washington Street, Suite 1800
Chicago, IL 60606-3484
Phone Number: 1-888-466-7883

Notification to the **Insurer** of a **Claim** or circumstance pursuant to Section 2.5 of this Policy shall be given to:

Allianz Global Risks US Insurance Company
Attention: Financial Lines - Claims Department
225 West Washington Street, Suite 1800
Chicago, IL 60606-3484
Email for First Notice of Loss (FNOL): NewLoss@agcs.allianz.com
Phone Number for Claims FNOL: 1-(800) 347-3428
Phone Number for Existing Claims: 1-(800) 870-8857

Allianz

Item 8.	Currency:	USD
Item 9.	Endorsements attached at issuance: See Schedule of Forms and Endorsements, DO1200-MU	

Producer Name and Mailing Address:
Willis Towers Watson Northeast, Inc.
The Prudential Tower 800 Boylston Street
Boston, MA 02199

Allianz

Schedule of Underlying Insurance

Item 6. **Underlying Insurance:**

1st Excess Policy
Insurer: Federal Insurance Company — Policy No.: 82484869
Limit of Liability: $10,000,000
Excess of Limit of Liability: $10,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

2nd Excess Policy
Insurer: National Union Fire Insurance Company of Pittsburg, Pa — Policy No.: 01-307-65-48
Limit of Liability: $10,000,000
Excess of Limit of Liability: $20,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

3rd Excess Policy
Insurer: ICI Mutual Insurance Company — Policy No.: 87153324B
Limit of Liability: $10,000,000
Excess of Limit of Liability: $30,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

4th Excess Policy
Insurer: Allied World Assurance Company, AG — Policy No.: C014840/014
Limit of Liability: $10,000,000
Excess of Limit of Liability: $40,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

5th Excess Policy
Insurer: QBE Insurance Corporation — Policy No.: 130005116
Limit of Liability: $10,000,000
Excess of Limit of Liability: $50,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

6th Excess Policy
Insurer: Travelers Casualty and Surety Company of America — Policy No.: 106547262
Limit of Liability: $10,000,000
Excess of Limit of Liability: $60,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

7th Excess Policy
Insurer: Continental Casualty Company — Policy No.: 287042220
Limit of Liability: $10,000,000
Excess of Limit of Liability: $70,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

8th Excess Policy
Insurer: Starr Indemnity & Liability Company — Policy No.: 1000059071241
Limit of Liability: $10,000,000
Excess of Limit of Liability: $80,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

9th Excess Policy
Insurer: Axis Insurance Company — Policy No.: P-001-000158021-05
Limit of Liability: $5,000,000
Excess of Limit of Liability: $90,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

Allianz

10th Excess Policy
Insurer: Zurich American Insurance Company | Policy No.: FIB-0456717-01
Limit of Liability: $5,000,000
Excess of Limit of Liability: $95,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

11th Excess Policy
Insurer: Lloyds of London | Policy No.: 13012P24
Limit of Liability: $5,000,000 p/o $50,000,000
Excess of Limit of Liability: $100,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

12th Excess Policy
Insurer: National Casualty Company | Policy No.: XJO2408786
Limit of Liability: $10,000,000 p/o $50,000,000
Excess of Limit of Liability: $100,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

13th Excess Policy
Insurer: Twin City Fire Insurance Co | Policy No.: 08 FI 0252157-24
Limit of Liability: $10,000,000 p/o $50,000,000
Excess of Limit of Liability: $100,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

14th Excess Policy
Insurer: U.S. Specialty Insurance Company | Policy No.: 24-MGU-24-A58952
Limit of Liability: $8,000,000 p/o $50,000,000
Excess of Limit of Liability: $100,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

15th Excess Policy
Insurer: Everest Reinsurance Company
Limit of Liability: $7,000,000 p/o $50,000,000 | Policy No.: FL5FD00012-241
Excess of Limit of Liability: $100,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

16th Excess Policy
Insurer: Ironshore Indemnity Inc.
Limit of Liability: $5,000,000 p/o $50,000,000 | Policy No.: F14NAB095D004
Excess of Limit of Liability: $100,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

17th Excess Policy
Insurer: XL Specialty Insurance Company
Limit of Liability: $5,000,000 p/o $50,000,000 | Policy No.: ELU197869-24
Excess of Limit of Liability: $100,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

Schedule of Forms and Endorsements

Policy Number	Effective Date	Producer
USF05426424	July 01, 2024	Willis Towers Watson Northeast, Inc.

Policyholder: Fidelity Fixed Income and Asset Allocation Funds

Form Name	**Form Number**
Declarations Excess Protect Excess Liability Insurance	PX2100FL (08/15)
Schedule of Underlying Insurance	PX3100 (08/15)
Schedule of Forms and Endorsements	DO1200-MU (08/15)
Important Disclosure Notice Of Terrorism Insurance Coverage	PHN7157-MU (01/20)
Excess Protect Excess Liability Insurance Policy	PX4100FL (08/15)
Cap on Losses from Certified Acts of Terrorism	145989 (03/17)
Sanctions Clause	PX3108 (08/15)
Pending and Prior Litigation Endorsement	PXMAN3101 12 23
Limit of Liability Amended Endorsement (Tie-In of Limits – Absolute)	DOXMAN(1233)-MU (08/15)
Quota Share Participation Endorsement	PXMAN3106 11 24
Exhaustion Provision Amended Endorsement	DOXMAN(1319)-MU (09/22)

Allianz

IMPORTANT DISCLOSURE
NOTICE OF TERRORISM INSURANCE COVERAGE

This notice applies to all type(s) of insurance provided under this policy that are subject to the Terrorism Risk Insurance Act ("The Act"), as amended. This policy makes available and provides at a premium of $0 insurance coverage for losses resulting from acts of terrorism. As defined in Section 102(1) of the Act: The term “act of terrorism” means any act or acts that are certified by the Secretary of the Treasury—in consultation with the Secretary of Homeland Security, and the Attorney General of the United States—to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

YOU SHOULD KNOW THAT WHERE COVERAGE IS PROVIDED BY THIS POLICY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM, SUCH LOSSES MAY BE PARTIALLY REIMBURSED BY THE UNITED STATES GOVERNMENT UNDER A FORMULA ESTABLISHED BY FEDERAL LAW. HOWEVER, YOUR POLICY MAY CONTAIN OTHER EXCLUSIONS WHICH MIGHT AFFECT YOUR COVERAGE, SUCH AS AN EXCLUSION FOR NUCLEAR EVENTS. UNDER THE FORMULA, THE UNITED STATES GOVERNMENT GENERALLY REIMBURSES 80% BEGINNING ON JANUARY 1, 2020, OF COVERED TERRORISM LOSSES EXCEEDING THE STATUTORILY ESTABLISHED DEDUCTIBLE PAID BY THE INSURANCE COMPANY PROVIDING THE COVERAGE. THE PREMIUM CHARGED FOR THIS COVERAGE IS $0 AND DOES NOT INCLUDE ANY CHARGES FOR THE PORTION OF LOSS THAT MAY BE COVERED BY THE FEDERAL GOVERNMENT UNDER THE ACT.

YOU SHOULD ALSO KNOW THAT THE TERRORISM RISK INSURANCE ACT, AS AMENDED, CONTAINS A $100 BILLION CAP THAT LIMITS U.S. GOVERNMENT REIMBURSEMENT AS WELL AS INSURERS’ LIABILITY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM WHEN THE AMOUNT OF SUCH LOSSES IN ANY ONE CALENDAR YEAR EXCEEDS $100 BILLION. IF THE AGGREGATE INSURED LOSSES FOR ALL INSURERS EXCEED $100 BILLION, YOUR COVERAGE MAY BE REDUCED.

EXCESS PROTECT
EXCESS LIABILITY INSURANCE POLICY

THIS IS A FOLLOW FORM, CLAIMS MADE, INSURANCE POLICY THAT MUST BE READ IN CONJUNCTION WITH ALL UNDERLYING INSURANCE POLICIES TO BE UNDERSTOOD.

In consideration of payment of the premium and in reliance upon all statements made and information furnished to the insurance company shown in the Declarations (the "**Insurer**"), including the statements made in the **Application** and subject to all terms, conditions and limitations of this Policy, the **Insurer**, the **Policyholder** and the **Insureds** agree as follows:

1. Insuring Agreement

This Policy provides the **Insureds** with insurance excess of the **Underlying Insurance** for **Claims** first made against the **Insured** during the **Policy Period** or **Discovery Period**, if applicable, and reported to the **Insurer** pursuant to the provisions of this Policy. Except as specifically set forth in this Policy or in any written endorsement attached to this Policy, the coverage afforded by this Policy applies in conformance with: (1) the terms, conditions, warranties, exclusions and limitations of the **Followed Policy** as they existed on the inception date of this Policy; and (2) any narrower or more restrictive terms of the other **Underlying Insurance**, to the extent the coverage of the **Followed Policy** is limited or restricted by the terms of such other **Underlying Insurance.** This Policy shall not provide coverage broader than that provided by the **Followed Policy** unless the **Insurer** specifically agrees to grant such broader coverage herein or by written endorsement attached to this Policy.

2. General Conditions

The conditions set forth in this Section 2. General Conditions are in addition to those set forth in the **Followed Policy**, and are specific to the coverage provided by this Policy.

2.1 Coverage under this Policy shall attach only after exhaustion of the limits of liability of the **Underlying Insurance**. The limits of liability of the **Underlying Insurance** shall be exhausted by payment, in legal currency, of **Loss** by the insurers of the **Underlying Insurance**, the **Insureds** or any **DIC Insurer** (if such **DIC Insurer** is sitting excess of this Policy). The **Insurer** shall recognize any contribution in legal currency by or on behalf of an **Insured** to such exhaustion of the limits of liability of the **Underlying Insurance**.

2.2 The **Limit of Liability** as stated in Item 3 of the Declarations shall be the maximum amount payable under this Policy for all covered **Loss**, including without limitation, defense costs.

2.3 If the limits of liability of the **Underlying Insurance** are reduced solely due to actual payment in legal currency of the **Underlying Insurance**, this Policy shall continue in force as excess insurance above the remaining amount of the limits of liability of the **Underlying Insurance.** If the limits of liability of the **Underlying Insurance** are exhausted as described in Section 2.1, this Policy shall continue in force as primary insurance, subject to any applicable retention.

2.4 This Policy shall pay only in the event of reduction or the exhaustion of limit of the **Underlying Insurance** as described above and shall not drop down for any reason including, but not limited to, the uncollectibility in whole or in part of the **Underlying Insurance** or any insurance provided by a **DIC Insurer**. This Policy does not provide excess insurance above any sub-limit of liability available under any **Underlying Insurance**; however, the **Insurer** shall recognize the payment of such sub-limit of liability as erosion or reduction of the limits of liability of the **Underlying Insurance**.

2.5 Where any **Underlying Insurance** permits or requires notice to its insurer, including notice of a **Claim**, then as a condition precedent to the obligations of the **Insurer** under this Policy, the **Insureds** shall, contemporaneously with and according to the terms of the **Followed Policy**, give the same written notice to the **Insurer** at the applicable address set forth in Item 7 of the Declarations.

2.6 The **Insurer** may elect to, but is not obligated to, effectively associate in the investigation, settlement, defense or appeal of any **Claim** or matter that the **Insurer** believes, in its sole opinion, is reasonably likely to involve or to be covered under this Policy.

2.7 Any change in or modification to the **Underlying Insurance** or this Policy or assignment of interest under this Policy must be agreed upon in writing by the **Insurer**, and in no event shall any such change, modification or assignment affect this Policy's excess position or attachment point.

2.8 All **Underlying Insurance** shall be maintained in full force and effect. Failure to maintain any **Underlying Insurance** shall: (1) result in the **Insureds** becoming self-insured for the limit of liability of any such **Underlying Insurance**; and (2) not relieve the **Insurer** of any obligations under this Policy.

2.9 This Policy shall terminate immediately upon the effective date of the termination for any reason of the **Followed Policy**, (except by reason of the complete exhaustion of the **Followed Policy** as set forth above) whether by the **Insureds** or by the insurer of such policy.

3. Definitions

3.1 Any term used in this Policy, including **Application**, **Claim, Loss** and **Insured(s)** that is defined in the **Followed Policy** shall have the same meaning as assigned to such term in the **Followed Policy**.

3.2 **DIC Insurer** means any insurer of an insurance policy written specifically excess of this Policy that is contractually obligated to drop down and pay covered **Loss** that is not paid by any **Underlying Insurance**. This Policy does not follow form to the provisions of the policy of such **DIC Insurer**.

3.3 **Discovery Period** means the Discovery Period or Extended Reporting Period as described in the **Underlying Insurance.** In no event shall this Policy provide a **Discovery Period** unless, and then only to the extent, it is provided by the **Underlying Insurance**.

3.4 **Followed Policy** means the insurance policy stated as such in Item 5 of the Declarations.

3.5 **Insurer** means the entity stated in Item 7 of the Declarations.

3.6 **Policyholder** means the entity stated in Item 1 of the Declarations.

3.7 **Policy Period** means the period stated as such in Item 2 of the Declarations.

3.8 **Underlying Insurance** means the **Followed Policy** and any other insurance policies stated as such in Item 6 of the Declarations.

IN WITNESS WHEREOF, the **Insurer** has caused this Policy to be signed by its President and Secretary.

Secretary *President*

Allianz

Endorsement Number 1

Cap on Losses from Certified Acts of Terrorism

Policy Number	Effective Date
USF05426424	July 01, 2024

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following provisions are added:

If aggregate insured losses attributable to terrorist acts certified under the federal Terrorism Risk Insurance Act exceed $100 billion in a calendar year and the Insurer (the company providing coverage under this Policy) has met its Insurer deductible under the Terrorism Risk Insurance Act, the Insurer shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

Certified Act of Terrorism means an act that is certified by the Secretary of the Treasury, in accordance with the provisions of the federal Terrorism Risk Insurance Act, to be an act of terrorism pursuant to such Act, as amended. The criteria contained in the Terrorism Risk Insurance Act for a **Certified Act of Terrorism** include the following:

1. The act resulted in insured losses in excess of $5 million in the aggregate, attributable to all types of insurance subject to the Terrorism Risk Insurance Act; and
2. The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

ALL OTHER TERMS, CONDITIONS AND LIMITATIONS REMAIN UNCHANGED.

Endorsement Number 2

Sanctions Clause

Policy Number	Effective Date	Producer
USF05426424	July 01, 2024	Willis Towers Watson Northeast, Inc.

Policyholder: Fidelity Fixed Income and Asset Allocation Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following General Condition is added:

Where coverage provided by this Policy would be in violation of any foreign or **U.S.** economic or trade sanctions such as, but not limited to, those sanctions administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC"), such coverage shall be null and void.

ALL OTHER TERMS, CONDITIONS AND LIMITATIONS REMAIN UNCHANGED.

Allianz

Endorsement Number: 3

Policy Number: USF05426424
Policyholder: Fidelity Fixed Income and Asset Allocation Funds
Effective Date: July 1, 2024

Pending and Prior Litigation Endorsement

This Endorsement modifies insurance provided under:

Excess Protect

It is agreed that:

The following is added as an Exclusion to the Policy:

The **Insurer** shall not be liable for that portion of **Loss** based upon or arising out of:

A. any demand, suit, proceeding, or investigation occurring prior to, or pending as of, July 1, 2024; or
B. any **Wrongful Act** that gave rise to such prior or pending demand, suit, proceeding, or investigation.

ALL OTHER TERMS, CONDITIONS, AND LIMITATIONS REMAIN UNCHANGED.

Endorsement Number 4

Limit of Liability Amended Endorsement
(Tie-In of Limits – Absolute)

Policy Number	Effective Date	Producer
USF05426424	July 01, 2024	Willis Towers Watson Northeast, Inc.

Policyholder: Fidelity Fixed Income and Asset Allocation Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

Excess Protect

It is agreed that:

I. Subsection 2.2 in General Conditions is amended to add the following to the end thereof:

The combined **Limit of Liability** of the **Insurer** for all **Loss** under both this Policy and also under an **Other Allianz Policy** shall be $2,500,000.

Accordingly, the **Limit of Liability** for **Loss** under this Policy shall be reduced by **Loss** incurred under the **Other Allianz Policy** because the **Limit of Liability** under the **Other Allianz Policy** is now part of and not in addition to the **Limit of Liability** of this Policy as set forth in Item 3 of the Declarations of this Policy.

Nothing in this endorsement shall be construed to increase the **Insurer's Limit of Liability** set forth the Declarations of such **Other Allianz Policy** which shall remain the maximum liability of the **Insurer** for all **Loss** under such **Other Allianz Policy**, or the **Insurer's Limit of Liability** under this Policy as set forth in Item 3 of the Declarations of this Policy which shall remain the maximum liability of the **Insurer** for all **Loss** in the aggregate under this Policy.

II. The following is added to the Definitions Section:

Other Allianz Policy means policy number USF05426524 issued to Fidelity Fixed Income and Asset Allocation Funds by Allianz Global Risks US Insurance Company. (or any renewal or replacement of such policy or which succeeds such policy in time).

ALL OTHER TERMS, CONDITIONS AND LIMITATIONS REMAIN UNCHANGED.

Allianz

Endorsement Number: 5

Policy Number: USF05426424
Policyholder: Fidelity Fixed Income and Asset Allocation Funds
Endorsement Effective Date: July 1, 2024

Quota Share Participation Endorsement

This Endorsement modifies insurance provided under:

Excess Protect

It is agreed that:

1. Item 3 of the Declarations is amended to add:

   Quota Share Limit of Liability: $2,500,000
   Quota Share Participation: 10%

2. Section 1, Insuring Agreements, is amended to add:

   This Policy is part of a quota share participation arrangement, with each Participating Insurer agreeing to participate pursuant to the Schedule below.

3. Section 2.2 of the General Conditions is deleted and replaced with:

   The **Insurer's** Quota Share Limit of Liability and Quota Share Participation as set forth in Item 3 of the Declarations (above) shall be the maximum amount payable under this Policy for all **Loss**, including without limitation, defense costs.

4. Section 2.3 of the General Conditions is amended to add:

   The liability for each Participating Insurer is several and not joint. The failure of any Participating Insurer to pay its share of **Loss**, as set forth in the Schedule, shall not increase the liability of any other Participating Insurer.

5. Section 2, General Conditions, is amended to add:

   Each Participating Insurer shall make its own determination of whether loss is covered under its respective policy. No Participating Insurer shall bind any other Participating Insurer regarding coverage.

Schedule

Participating Insurer	Policy Number	Limit of Liability
Liberty Specialty Markets Agency Limited	LSMAFL473350A	2,500,000
National Casualty Company	XJO2408998	2,500,000
Twin City Fire Insurance Co.	08 FI 0664579-24	5,000,000
Allianz Global Risks US Insurance Company	USF05426424	2,500,000
Endurance American Insurance Company	FIX30063558900	2,500,000
Old Republic Insurance Company	ORPRO 13 102509	2,500,000
Arc Reinsurance Ltd	FIF0070460-00	2,500,000
Berkley Insurance Company	BPRO8116230	5,000,000

ALL OTHER TERMS, CONDITIONS, AND LIMITATIONS REMAIN UNCHANGED.

Endorsement Number 6

Exhaustion Provision Amended Endorsement

Policy Number	Effective Date
USF05426424	July 01, 2024

Policyholder: Fidelity Fixed Income and Asset Allocation Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

Excess Protect

It is agreed that:

Subsection 2.1 in General Conditions is deleted in its entirety and replaced with the following:

> Coverage under this Policy shall attach only after exhaustion of the limits of liability of the **Underlying Insurance**. The limits of liability of the **Underlying Insurance** shall be exhausted by payment, in legal currency, of **Loss** by the insurers of the **Underlying Insurance**, the **Insureds**, and/or any other source. The **Insurer** shall recognize any contribution in legal currency by or on behalf of an **Insured** to such exhaustion of the limits of liability of the **Underlying Insurance**.

ALL OTHER TERMS, CONDITIONS AND LIMITATIONS REMAIN UNCHANGED.

Arch Insurance

ARCH REINSURANCE LTD

EXCESS DIRECTORS AND OFFICERS LIABILITY INSURANCE POLICY

"BERMUDA SHORTS" FORM

THIS IS A CLAIMS MADE POLICY. DEFENSE COSTS ARE INCLUDED IN THE LIMIT OF LIABILITY. Except as otherwise provided herein, this Policy covers only Claims first made against the Insureds during the Policy Period. PLEASE READ THIS POLICY CAREFULLY.

DECLARATIONS

Policy No.: **FIF0070460-00**

Item 1. **Named Insured:** **Fidelity Fixed Income and Asset Allocation Funds**
Address: 88 Black Falcon
First Floor, East Side, Suite 167
Mailzone V7E
Boston, MA 02210
U.S.A.

Item 2. **Policy Period:**
From: July 1, 2024
To: July 1, 2025
12:01 a.m. local time at the address stated in Item 1.

Item 3. **Limit of Liability:** $2,500,000 part of $25,000,000

Item 4: **Underlying Insurance:**

	Insurer	Limit of Liability	Attachment
Primary Policy:	Berkshire Hathaway Specialty Insurance Company	$10,000,000	
1st Excess:	ACE American Insurance Company	$10,000,000	$10,000,000
2nd Excess:	National Union Fire Insurance Company of Pittsburgh, Pa.	$10,000,000	$20,000,000
3rd Excess:	ICI Mutual Insurance Company	$10,000,000	$30,000,000
4th Excess:	Allied World Assurance Company, AG	$10,000,000	$40,000,000
5th Excess:	QBE Insurance Corporation	$10,000,000	$50,000,000
6th Excess:	Travelers Casualty and Surety Company of America	$10,000,000	$60,000,000
7th Excess:	Continental Casualty Company	$10,000,000	$70,000,000
8th Excess:	Starr Indemnity & Liability Company	$10,000,000	$80,000,000

9th Excess:	AXIS Insurance Company	$5,000,000	$90,000,000
10th Excess:	Zurich American Insurance Company	$5,000,000	$95,000,000
11th Excess:	Ironshore Indemnity Inc.	$5,000,000 p/o $50,000,000	$100,000,000
	Mosaic Syndicate Services Limited	$5,000,000 p/o $50,000,000	$100,000,000
	XL Specialty Insurance Company	$5,000,000 p/o $50,000,000	$100,000,000
	Everest National Insurance Company	$7,000,000 p/o $50,000,000	$100,000,000
	U.S. Specialty Insurance Company	$8,000,000 p/o $50,000,000	$100,000,000
	Twin City Fire Insurance Co.	$10,000,000 p/o $50,000,000	$100,000,000
	Freedom Specialty Insurance Company	$10,000,000 p/o $50,000,000	$100,000,000

Item 5. **Extended Reporting Period:** As per the Primary Policy
Additional Period:
Additional Premium:

Item 6. **Notice to Insurer:**

Notice Of **Claim(s)** To Be Sent To:	All Other Notices To Be Sent To:
Arch Reinsurance Ltd	Arch Reinsurance Ltd
Waterloo House, Ground Floor	Waterloo House, Ground Floor
100 Pitts Bay Road	100 Pitts Bay Road
Pembroke	Pembroke
Bermuda HM 08	Bermuda HM 08
Fax (441) 278 9276	Fax (441) 278 9276
Attention: Professional Claims	Attention: Professional Underwriting
Email: professionalclaims@archinsurance.bm	

Item 7. **Policy Premium:** $7,500

Countersigned at Hamilton, Bermuda on the **9th** day of **October 2024**.

Authorized Representative

EADOS016

Arch
Reinsurance Ltd.

ARCH REINSURANCE LTD

EXCESS DIRECTORS AND OFFICERS LIABILITY INSURANCE POLICY

In consideration of the payment of the premium and in reliance upon the **Application**, the Insurer specified in the Declarations (the "**Insurer**") and the **Insureds** agree as follows:

I. INSURING AGREEMENT

This Policy provides excess coverage after exhaustion of the **Underlying Limit**. Except as otherwise provided in this Policy, coverage under this Policy shall follow form to, and apply in conformance with, the provisions of the **Primary Policy** as of the inception of this Policy. Notwithstanding the foregoing, this Policy shall provide no broader coverage than the most restrictive policy of **Underlying Insurance** and shall not be subject to any "state amendatory" or similar state specific endorsement to the **Primary Policy**.

II. EXHAUSTION OF THE UNDERLYING LIMIT

A. The **Underlying Limit** shall be exhausted by payment, in legal currency, of covered **Loss** by the insurers of **Underlying Insurance**, the **Insureds**, or any **DIC Insurer**.

B. If this Policy becomes primary insurance because of the exhaustion of the **Underlying Limit**, the applicable deductible or retention of the **Primary Policy** shall apply to each **Claim** handled by the **Insurer** on a primary insurance basis. No deductible or retention shall apply to any **Claim** handled by the **Insurer** on an excess insurance basis.

C. If any policy of **Underlying Insurance** grants any coverage subject to a sub-limit of liability, this Policy shall not offer such coverage. However, this Policy shall recognize any reduction of the **Underlying Limit** by any payment under such coverage.

III. DEFINITIONS

Whether used in the singular or plural, the following terms shall have the meanings specified below:

A. "**Application**" and "**Claim**" shall have the same meaning specified for such terms in the **Primary Policy**.

B. "**Loss**" shall have the same meaning specified for such term in the **Primary Policy**, except that punitive damages are included within **Loss** to the extent such damages are legally insurable under the internal laws of England and Wales, notwithstanding anything to the contrary in the **Primary Policy**.

C. "**DIC Insurer**" means any insurer of an insurance policy written specifically excess of this Policy that is contractually obligated to drop down and pay covered **Loss** that is not paid by any **Underlying Insurance**. This Policy does not follow form to the provisions of the policy of such **DIC Insurer**.

D. "**Insureds**" means all persons and entities entitled to coverage under the **Primary Policy**.

E. “**Primary Policy**” and any “**Underlying Excess Policies**” are identified in Item 4 of the Declarations.

F. “**Underlying Insurance**” means the **Primary Policy** and any **Underlying Excess Policies**.

G. “**Underlying Limit**” means the aggregate sum of all limits of liability of all **Underlying Insurance** as shown in Item 4 of the Declarations.

IV. LIMIT OF LIABILITY

The Limit of Liability specified in Item 3 of the Declarations is the maximum aggregate amount that the **Insurer** shall pay under this Policy for all covered **Loss**, including, without limitation, defense costs.

V. DUTIES IN THE EVENT OF A CLAIM

The **Insureds** shall give notice to the **Insurer** of any **Claim** or potential **Claim** in conformance with the notice provisions of the **Primary Policy** except that such notice shall be delivered to the address specified in Item 6 of the Declarations. The **Insurer** shall have the right to participate in the investigation, settlement and defense of any **Claim** noticed under this Policy, even if the **Underlying Limit** has not been exhausted. The **Insureds** shall give the **Insurer** all information and cooperation as the **Insurer** may reasonably request.

VI. EXTENDED REPORTING PERIOD

If the **Insureds** elect and are granted an extended reporting period or discovery period under all **Underlying Insurance**, then the **Insureds** shall also be entitled to elect an extended reporting period under this Policy. Such extended reporting period shall follow form to, and apply in conformance with, the provisions of the **Primary Policy** provided that the premium and duration of such extended reporting period shall be as specified in Item 5 of the Declarations.

VII. MAINTENANCE OF UNDERLYING INSURANCE

All **Underlying Insurance** shall be maintained in full effect. Failure to maintain any **Underlying Insurance** shall: (i) result in the **Insureds** becoming self-insured for the limit of liability of any such **Underlying Insurance**; and (ii) not relieve the **Insurer** of any obligation under this Policy.

VIII. CHANGES

This Policy shall not be changed or assigned in any manner except by written agreement of the **Insurer**.

IX. ARBITRATION

No provision of the **Primary Policy** as respects service of suit, submission to the jurisdiction of any court or other provision of the **Primary Policy** relating to the resolution of disputes, controversies or claims shall apply to this Policy, and the following shall apply to this Policy:

A. Any dispute, controversy or claim arising out of or relating to this Policy or the breach, termination or alleged invalidity thereof shall be finally and fully determined in London, England under the provisions of the Arbitration Act of 1996 (the “Act”), and/or any statutory modifications or amendments thereto, for the time being in force, by a Board composed of three arbitrators to be selected for each controversy as follows:

Any party may, in the event of a dispute, controversy or claim, notify the other party or parties to such dispute, controversy or claim of its desire to arbitrate the matter, and at the time of such notification the party desiring arbitration shall notify the other party or parties of the name of the arbitrator selected by it. The other party who has been so notified shall within thirty (30) calendar days thereafter select an arbitrator and notify the party desiring arbitration of the name of such second arbitrator. If the party notified of a desire for arbitration shall fail or refuse to nominate the second arbitrator within thirty (30) calendar days following the receipt of such notification, the party who first served notice of a desire to arbitrate will, within an additional period of thirty (30) calendar days, apply to a judge of the High Court of Justice of England and Wales for the appointment of a second arbitrator and in such a case the arbitrator appointed by such a judge shall be deemed to have been nominated by the party or parties who failed to select the second arbitrator. The two arbitrators, chosen as above provided, shall within thirty (30) calendar days after the appointment of the second arbitrator choose a third arbitrator. In the event of the failure of the first two arbitrators to agree on a third arbitrator within said thirty (30) calendar day period, either of the parties may within a period of thirty (30) calendar days thereafter, after notice to the other party or parties, apply to a judge of the High Court of Justice of England and Wales for the appointment of a third arbitrator and in such case the person so appointed shall be deemed and shall act as a third arbitrator. Upon acceptance of the appointment by said third arbitrator, the Board of Arbitration for the controversy in question shall then be deemed fixed.

B. The arbitration hearing shall be located, at the election of the **Insured** parties, in London, England; Bermuda; Toronto, Canada; or Vancouver, British Columbia. The Board of Arbitration shall fix, by a notice in writing to the parties involved, a reasonable time and place for the hearing and may prescribe reasonable rules and regulations governing the course and conduct of the arbitration proceeding, including, without limitation, discovery by the parties.

C. The Board of Arbitration shall, within ninety (90) calendar days following the conclusion of the hearing, render its decision on the matter or matters in controversy in writing and shall cause a copy thereof to be served on all the parties thereto. In case the Board of Arbitration fails to reach a unanimous decision, the decision of the majority of the members of said Board shall be deemed to be the decision of the Board and the same shall be final and binding on the parties thereto. Such decision shall be a complete defense to any attempted appeal or litigation of such decision in the absence of fraud or collusion. Without limiting the foregoing, the parties waive any right to appeal, and/or seek collateral review of the decision of the Board of Arbitration by any court or other body to the fullest extent permitted by applicable law, including, without limitation, application or appeal under Sections 45 or 69 of the Act.

D. In the event that the **Insureds** prevail in the arbitration proceeding, then the **Insurer** shall pay to such **Insureds** the attorneys' fees, expert fees and other necessary out-of-pocket costs and expenses reasonably incurred by such **Insureds** in the arbitration proceeding and shall pay the fees and expenses of the Board of Arbitration, such payment to be in addition to and not part of any applicable Limit of Liability under this Policy. In the event the **Insurer** prevails in the arbitration proceeding, then such fees and expenses of the **Insurer** shall be paid as may be ordered by the Board of Arbitration within its sole discretion.

X. GOVERNING LAW AND INTERPRETATION

This Policy, and any dispute, controversy or claim arising out of or relating to this Policy, shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, except insofar as such laws: (i) may prohibit payment hereunder in respect of punitive damages; (ii) pertain to the procurement, issuance, delivery, renewal, nonrenewal or cancellation of policies of insurance or the regulation under New York Insurance Law, or regulations issued by the Insurance Department of the State of New York pursuant thereto, applying to insurers doing insurance business within the State of New York or as respects risks or insureds situated in the State of New York; or (iii) are inconsistent with any provisions of this Policy.

Notwithstanding anything herein to the contrary, the provisions, stipulations, exclusions and conditions of this Policy are to be construed in an evenhanded fashion as between the parties. Without limitation, where the language of this Policy is deemed to be ambiguous or otherwise unclear, the issue shall be resolved in the manner most consistent with the relevant provisions, stipulations, exclusions and conditions (without regard to authorship of the language, without any presumption or arbitrary interpretation or construction in favor of either the **Insureds** or the **Insurer**, without reference to the “reasonable expectations” of either thereof or to contra proferentem and without reference to parol or other extrinsic evidence). To the extent that New York law is inapplicable by virtue of any exception or proviso enumerated above or otherwise, and as respects any arbitration procedure pursuant to this Section 9 above, the internal laws of England and Wales shall apply.

Endorsement No.: **1**
This endorsement, effective: **July 1, 2024** (at 12:01 A.M. prevailing time at the address of the Insured Company as shown in item 1 of the Declarations)
Forms a part of Policy No.: **FIF0070460-00**
Issued to: **Fidelity Fixed Income and Asset Allocation Funds**
By: **Arch Reinsurance Ltd.**

TIE-IN OF LIMIT ENDORSEMENT

In consideration of the premium charged, it is agreed that the following is added to this Policy, notwithstanding anything to the contrary in the Primary Policy:

It is expressly agreed that this Policy and Policy Number **BFI0070459-00** issued by Arch Reinsurance Ltd (the "Other Policy") share a single limit of liability. Therefore:

(1) The Insurer's maximum limit of liability for all Loss, including Defense Expenses, under this Policy, and for all Loss, including Defense Expenses, under the Other Policy, in the aggregate, will not exceed **$2,500,000**.

(2) Any payments by the Insurer under this Policy shall reduce, and possibly exhaust, the limit of liability available for the payment of claims under the Other Policy. Similarly, any payments by the Insurer under the Other Policy shall reduce, and possibly exhaust, the limit of liability available for the payment of Claims under this Policy.

(3) When the sum total of Claims under this Policy and claims under the Other Policy equals **$2,500,000**, then the Insurer's obligations under this Policy and the Other Policy shall be completed fulfilled and extinguished.

All other terms and conditions of this Policy remain unchanged.

Authorized Representative

Arch Reinsurance Ltd.

Liberty Specialty Markets Agency Limited
141 Front Street
Hamilton HM 19, Bermuda
v: 441 279 7000

EXCESS FOLLOW FORM LIABILITY POLICY
DECLARATIONS

POLICY NO.: LSMAFL473350A

Item 1.	Insured:	Fidelity Fixed Income and Asset Allocation Funds (and others as more fully described in the Followed Policy)
	Insured Address:	c/o FMR LLC 88 Black Falcon Ave, First Floor, East Side, Suite 167, Mailzone V7E, Boston, MA 02210
Item 2.	Coverage Provided:	Excess Fund Crime Coverage
Item 3.	Followed Policy:	Insurer: Berkshire Hathaway Specialty Insurance Company Policy number: 47-EPF-315882-04
Item 4.	Policy Period:	From 12:01 A.M. on July 1, 2024 To 12:01 A.M. on July 1, 2025 (Local time at the address shown in Item 1.)
Item 5.	Premium:	USD 7,500
Item 6.	Limit of Liability:	USD 2,500,000 Part of USD 25,000,000 for all covered loss under all coverages per claim and in the aggregate.
Item 7.	Underlying Policy Limits:	USD 150,000,000 (Underlying policies as bound and/or issued and on file with the Company, herein referred to as the "Underlying Policies") all covered loss under all coverages per claim and in the aggregate
Item 8.	Endorsements at issuance:	(1) 105.2 Quota Share Endorsement (2) MANU Tie-in of Limits Endorsement (3) 404.3 Economic & Trade Sanctions Endorsement
Item 9.	Name and address for all notices under this policy:	
	(a) Claims: Or:	BermudaClaims@libertyglobalgroup.com Liberty Specialty Markets Agency Limited Attention: Claims Manager 141 Front Street Hamilton HM19, Bermuda
	(b) All other notices:	Liberty Specialty Markets Agency Limited Attention: Underwriting Department 141 Front Street Hamilton HM19, Bermuda

Liberty Specialty Markets

EXCESS FOLLOW FORM LIABILITY POLICY
DECLARATIONS

Item 10.	The Company:	Liberty Specialty Markets Agency Limited for and on behalf of subscribing Insurers as follows: 75% Liberty Specialty Markets Bermuda Limited 25% Everen Specialty Ltd.
Item 11.	Declaration:	The subscribing Insurers' obligations under this Policy are several and not joint and are limited solely to the extent of their individual subscriptions. No subscribing Insurer is responsible for the subscription of any co-subscribing Insurer.

THESE DECLARATIONS, THE POLICY FORM AND ANY ENDORSEMENTS ATTACHED HERETO, TOGETHER WITH THE COMPLETED AND SIGNED APPLICATION, INCLUDING INFORMATION FURNISHED IN CONNECTION THEREWITH WHETHER DIRECTLY OR THROUGH PUBLIC FILING FOR THE FOLLOWED POLICY, ANY UNDERLYING POLICIES AND THIS POLICY, CONSTITUTE THE INSURANCE POLICY WHICH THE COMPANY HAS ISSUED IN RELIANCE UPON THE COMPLETENESS AND ACCURACY OF THE APPLICATION(S) AND OTHER INFORMATION PROVIDED TO THE COMPANY BY OR ON BEHALF OF THE INSURED.

____
Authorized Representative

EXCESS FOLLOW FORM LIABILITY POLICY

A. INSURING AGREEMENT

The Company shall indemnify the Insured for covered loss in accordance with the terms, conditions and limitations of the Followed Policy in effect at inception, as modified by and subject to the terms, conditions and limitations of this Policy in effect at inception. Notwithstanding the foregoing, this Policy shall not provide broader coverage than that provided by the Underlying Policies, or any policy issued by any participating quota share insurer, unless such broader coverage is specifically agreed to herein or in an endorsement attached hereto.

B. LIMIT OF LIABILITY

The Company's obligations under this Policy attach only after the Underlying Policy Limits have been reduced or exhausted through payments of covered loss by, on behalf of or in the place of the Insurers of the Underlying Policies pursuant to the terms and conditions of the Underlying Policies. This Policy shall continue in force as primary insurance only upon the exhaustion of the Underlying Policy Limits and payment of any applicable retention. This Policy shall recognize erosion of Underlying Policy Limits of an Underlying Policy through payment of covered loss by others pursuant to the terms and conditions of the Underlying Policy. The Company's obligations under this Policy shall not be increased, expanded or otherwise changed, nor shall the Insurer drop down or make payment by reason of the receivership, insolvency, or inability or the refusal to pay of any underlying insurer, or the cancellation of any of the Underlying Policies. Payments made under any State Amendatory endorsement or sub-limit of liability shall be deemed to apply toward exhaustion of the limits of liability of the Underlying Policies, but this Policy shall not follow such amendatory endorsement or sub-limit of liability. At all times, the risk of uncollectibility of any part of the Underlying Policy Limits, for any reason, is expressly retained by the Insured and any insureds, and is neither covered under this Policy nor assumed by the Company.

C. PUNITIVE DAMAGES

This Policy shall cover punitive damages notwithstanding whether or not punitive damages are insurable under the law(s) applicable to the Underlying Policies. The coverage afforded by this paragraph is included within, and does not increase the Limit of Liability. In the event any of the Underlying Policies do not cover punitive damages, the Insured shall be self-insured with respect to such damages.

D. CLAIMS

This Policy shall follow the claims provisions of the Followed Policy with notice hereunder being sent to the Company at either address stated in Item 9 (a) above. In matters regarding claims, the Company shall act on its own behalf with respect to the handling and settlement of any claim and shall have the right, but not duty, to effectively associate with the Insured regarding the investigation, defense, negotiation of settlement and settlement of any claim that is or reasonably could be covered in whole or in part by this Policy. The Insured shall do nothing that may prejudice the Company's position or potential rights of recovery.

EXCESS FOLLOW FORM LIABILITY POLICY

E. MODIFICATION AND CANCELLATION

Modification of any term, condition, limitation or exclusion of the Followed Policy or the Underlying Policies not agreed upon prior to the binding date of this Policy shall alter the terms of this Policy only upon the written consent of the Company. Written consent at the sole discretion of the Company by endorsement is required with respect to modifications which: (i) expand the coverage of an Underlying Policy, (ii) change the policyholder name or address, or (iii) modify premium. This Policy shall follow the cancellation terms of the Followed Policy, except that in the event the Company cancels this Policy for non-payment of premium this Policy shall be void ab initio.

F. CHOICE OF LAW

This Policy shall be construed and enforced in accordance with the applicable law as set forth in the Followed Policy. In the event the Followed Policy does not specify a choice of law, this Policy, shall be construed and enforced in accordance with the laws of the State of New York. Notwithstanding the foregoing, at all times Paragraph C above shall always be construed and enforced solely in accordance with the laws of Bermuda. Notwithstanding any law, rule of construction or Underlying Policy language to the contrary, the warranties, terms, conditions, exclusions and limitations of this Policy are to be construed in an evenhanded fashion between the Insurer and an insured.

G. ALTERNATIVE DISPUTE RESOLUTION AND STATE STATUTES

This Policy shall follow the Arbitration or Alternative Dispute Resolution (collectively “ADR”) terms of the Followed Policy. In the event the Followed Policy does not provide for ADR, then any dispute arising out of or in connection with this Policy shall be referred to and fully and finally resolved solely by Arbitration held in Hamilton, Bermuda under The Bermuda International Conciliation and Arbitration Act of 1993 (exclusive of the Conciliation Part of such act), as may be amended and supplemented, which Act is deemed incorporated by reference hereto, with the number of arbitrators being set at three and both parties agreeing to bear the costs of their own arbitrator with the remaining costs borne equally by both parties.

Notwithstanding any provision of the Followed Policy or Underlying Policies, this Policy shall not conform to the Statutes of any State of the United States of America, its territories, possessions or Puerto Rico and the Company does not consent to either the service of suit within the United States of America, its territories, possessions or Puerto Rico or the jurisdiction of any federal, territorial or state court of the United States of America, its territories, possessions or Puerto Rico.

IN WITNESS WHEREOF, the Company has caused this Policy to be signed by its duly appointed Authorized Representative on November 1, 2024.

Authorized Representative

Endorsement No.:	**1**
This endorsement, effective:	July 1, 2024 (at 12:01 A.M. prevailing time at the address of the Insured as shown in Item 1 of the Declarations)
Forms a part of Policy No.:	LSMAFL473350A
Issued to:	Fidelity Fixed Income and Asset Allocation Funds
By:	Liberty Specialty Markets Agency Limited

QUOTA SHARE ENDORSEMENT

In consideration of the premium charged, it is hereby understood and agreed that **Item 6**. Limit of Liability of the Declarations is deleted and replaced with the following:

ITEM 6. LIMIT OF LIABILITY: USD 2,500,000 quota share part of USD 25,000,000 for all covered loss under all coverages combined per claim and in the aggregate.

It is further understood and agreed that paragraph **A. INSURING AGREEMENT is** deleted and replaced with the following paragraph **A. INSURING AGREEMENT**:

A. INSURING AGREEMENT

The Company shall only indemnify the Insured for its percentage participation of covered loss in accordance with the terms, conditions and limitations the Followed Policy in effect at inception, as modified by and subject to the terms, conditions, limitations of this Policy in effect at inception. Notwithstanding the foregoing, this Policy shall not provide broader coverage that that provided by the Underlying Policies, or any policy issued by any participating quota share insurer, unless such broader coverage is specifically agreed to herein or in an endorsement attached hereto. It is further understood and agreed that paragraph **B. LIMIT OF LIABILITY** is deleted and replaced with the following paragraph **B. LIMIT OF LIABILITY**:

B. LIMIT OF LIABILITY

The Company's obligations under this Policy attach only after the Underlying Policy Limits have been reduced or exhausted through payments of covered loss by, on behalf of or in the place of the Insurers of the Underlying Policies pursuant to the terms and conditions of the Underlying Policies. This Policy shall continue in force as primary insurance only upon the exhaustion of the Underlying Policy Limits and payment of any applicable retention. This Policy shall recognize erosion of Underlying Policy Limits of an Underlying Policy through payment of covered loss by others pursuant to the terms and conditions of the Underlying Policy. The Company's obligations under this Policy shall not be increased, expanded or otherwise changed, nor shall the Insurer drop down or make payment by reason of the receivership, insolvency, or inability or the refusal to pay of any underlying insurer, or the cancellation of any of the Underlying Policies. Payments made under any State Amendatory endorsement, other quota share endorsement or sub-limit of liability shall be deemed to apply toward exhaustion of the limits of liability of the Underlying Policies, but this Policy shall not follow such amendatory endorsement, other quota share endorsement or sub-limit of liability. This Policy shall pay a maximum of 10% of USD 25,000,000 (USD 2,500,000) of all covered Loss excess of USD 150,000,000 subject to a maximum aggregate Limit of Liability of USD 2,500,000. The obligation of the Company to pay for loss is several and not joint of the obligation of any other participating quota share insurer or any other insurer. At all times, the risk of uncollectibility of any part of the Underlying Policy Limits, for any reason, is expressly retained by the Insured and any insureds, and is neither covered under this Policy nor assumed by the Company.

All other terms, conditions, limitations and exclusions of this Policy remain unchanged.

Authorized Representative

Endorsement No: **2**
This endorsement, effective: July 1, 2024
(at 12:01 A.M. prevailing time at the address of the Insured as shown in Item 1 of the Declarations)
forms a part of Policy No: LSMAFL473350A
Issued to: Fidelity Fixed Income and Asset Allocation Funds
by: Liberty Specialty Markets Agency Limited

TIE-IN OF LIMITS ENDORSEMENT

In consideration of the premium charged, it is hereby understood and agreed that the following is added to this Policy:

Notwithstanding anything above to the contrary, with regard to any claims or losses for which coverage is simultaneously afforded, in whole or in part, under this Policy (Policy number LSMAFL473350A) and policy number LSMAFL473348A or any extension or renewal thereof, the total aggregate limit of said policies shall be no more than USD 2,500,000.

All other terms, conditions, limitations and exclusions of this Policy remain unchanged.

Authorized Representative

Endorsement No.:	**3**
This endorsement, effective:	July 1, 2024 (at 12:01 A.M. prevailing time at the address of the Insured as shown in Item 1 of the Declarations)
Forms a part of Policy No.:	LSMAFL473350A
Issued to:	Fidelity Fixed Income and Asset Allocation Funds
By:	Liberty Specialty Markets Agency Limited

SANCTIONS LIMITATION ENDORSEMENT

No (re)insurer shall be deemed to provide cover and no (re)insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that (re)insurer to any sanction, prohibition or restriction under United Nations' resolutions or the trade or economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

All other terms, conditions, limitations and exclusions of this Policy remain unchanged.

Authorized Representative

Home Office:
One West Nationwide Blvd.
Columbus, OH 43215
Administrative Office:
18700 North Hayden Road
Scottsdale, AZ 85255

January 23, 2025

Mary Coughlin
Willis
Willis Towers Watson Northeast, Inc.
75 Arlington Street
Floor 10, MA 02116

RE: Fidelity Fixed Income & Asset Allocation
Policy Number: XJO2408998
Liability Limit: $2,500,000 Part of $25,000,000 Excess of $150,000,000 Single Loss Limit of Liability
$2,500,000 Part of $25,000,000 Excess of $150,000,000 Aggregate Limit of Liability

Dear Mary,

Nationwide is pleased to provide you with the enclosed Fidelity Fixed Income & Asset Allocation Policy, with effective dates 07/01/2024 to 07/01/2025, issued by National Casualty Company ("the Company") to the above captioned insured.

The Company fully reserves its rights to amend the Policy in the event that any inconsistencies exist between the binders related to the policies and the policies when issued. In addition, by issuing the Policy, the Company does not waive any rights or defenses it may have in connection with the Policy, nor is it stopped from asserting all or any defenses that may be available to it with regard to the Policy.

If you have any questions or concerns, please do not hesitate to contact me.

Sincerely,

Nicole Young

Enclosures

Nationwide®

Underwritten by: National Casualty Company
Home Office: One Nationwide Plaza · Columbus, Ohio 43215
Administrative Office: 18700 North Hayden Road · Scottsdale, Arizona 85255
1-800-423-7675 · A Stock Company

In Witness Whereof, the Company has caused this policy to be executed and attested.

Secretary   President

The information contained herein replaces any similar information contained elsewhere in the policy.

Underwritten by: National Casualty Company
Home Office: One West Nationwide Boulevard · Columbus, Ohio 43215
Administrative Office: 18700 North Hayden Road · Scottsdale, Arizona 85255
1-800-423-7675 · A Stock Company

EXCESS INSURANCE POLICY
Crime and Fidelity

DEPENDING UPON THE TERMS OF THE FOLLOWED POLICY, THIS POLICY MAY APPLY ONLY TO LOSSES FIRST DISCOVERED DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD, IF APPLICABLE, AND THE LIMIT OF LIABILITY MAY BE REDUCED BY PAYMENT OF DEFENSE COSTS. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

DECLARATIONS

Item 1. **Named Insured** & Mailing Address:
FIDELITY FIXED INCOME & ASSET ALLOCATION
C/O FMR LLC
88 FALCON , FIRST FLOOR, EAST SIDE, SUITE 167. MAILZONE V7E
BOSTON, MA 02210

Policy No.: XJO2408998
Agent No.: 20408
Renewal No.: NEW

Item 2. Limit of Liability (maximum amount payable by the **Insurer** under this Policy)*
A. Single Loss Limit (Commercial Crime or Financial Institution Bond): $ 2,500,000
B. Aggregate Limit (Financial Institution Bond only): $ 2,500,000
*Aggregate Limit is applicable to FI Bond only — Part of $ 25,000,000

Item 3. **Policy Period:**
07/01/2024 to 07/01/2025 12:01 A.M. standard time at **Named Insured's** Mailing Address

Item 4. Schedule of **Underlying Policies:**
"Followed Policy" means the policy or coverage section identified below in the Schedule of **Underlying Policies,** as constituted at its inception (unless the **Insurer** consents to any change thereto by written endorsement to this Policy).

Followed Policy	Underlying Insurer	Underlying Policy	Limit of Liability ☒ Single ☒ Aggregate	Policy Period
☒	**BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY**	47-EPF-315882-04	$10,000,000	07/01/2024 - 07/01/2025

DEDUCTIBLE:
$400,000

SEE FORM UT-358 12-07 FOR COMPLETE SCHEDULE OF UNDERLYING POLICIES

"Underlying Limits" means the following amount: $ 150,000,000
Single Loss Limit (Financial Institution Bond or Commercial Crime): $ 150,000,000
Aggregate Limit (Financial Institution Bond only): $ 150,000,000

"Underlying Policies" means all policies or coverage sections of policies identified in the above Schedule of **Underlying Policies,** as constituted at their inception (unless the **Insurer** consents to any change thereto by written endorsement to this Policy). **"Underlying Insurer"** means any insurer identified in the above Schedule of **Underlying Policies** as issuing an **Underlying Policy.**

Item 5. **Premium:** $7,500 **Terrorism Premium:** $0 **Total Premium:** $7,500

Nationwide®

Item 6. Notice of Claims to:	Other Notices to:
National Casualty Company Claim Department PO Box 182452 Columbus, Ohio 43218-2452 mlsreportaloss@nationwide.com	National Casualty Company Claim Department PO Box 182452 Columbus, Ohio 43218-2452 mlsreportaloss@nationwide.com

These Declarations, together with the application (as defined in the **Followed Policy**) and any information submitted therewith, the Policy, and any written endorsement(s) attached thereto, shall constitute the contract between the **Insureds** and the **Insurer.**

National Casualty Company

SCHEDULE OF FORMS AND ENDORSEMENTS

Policy No. XJO2408998 Effective Date 07/01/2024

12:01 A.M. Standard Time

Named Insured Fidelity Fixed Income & Asset Allocation Agent No. 20408

UT-COVPG	03-21	COVER PAGE
XJ-D-1	08-22	EXCESS INSURANCE POLICY CRIME AND FIDELITY DECLARATIONS
UT-SP-2	12-95	SCHEDULE OF FORMS AND ENDORSEMENTS
XJ-P-1	08-17	EXCESS INSURANCE POLICY CRIME AND FIDELITY
UT-358	12-07	SCHEDULE OF UNDERLYING POLICIES
XM-207	08-17	AMEND REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS-LOSS
XM-202	08-17	AMEND CONDITIONS OF COVERAGE
XM-232	08-17	QUOTA SHARE ENDORSEMENT
UT-3G	03-92	EXCESS POLICY - AMEND CONDITIONS OF COVERAGE - AS EXPIRING
UT-3G -2911 -M	09-18	TIE IN OF LIMITS ENDORSEMENT
NOTN0442CW	03-22	U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS
NOTN0602MA-POL	03-21	POLICYHOLDER DISCLOSURE-MASSACHUSETTS NOTICE OF TERRORISM INSURANCE COVERAGE

Underwritten by: National Casualty Company
Home Office: One Nationwide Plaza • Columbus, Ohio 43215
Administrative Office: 8877 North Gainey Center Drive • Scottsdale, Arizona 85258
1-800-423-7675 • A Stock Company

EXCESS INSURANCE POLICY
Crime and Fidelity

UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY APPLIES ONLY TO LOSSES FIRST DISCOVERED BY THE INSURED DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD.

In consideration of the payment of the premium and in reliance upon the application (as defined in the **Followed Policy**) and any information submitted therewith, and subject to the Declarations and terms and conditions of this Policy, the persons and entities entitled to coverage under the **Followed Policy** (the **"Insureds"**) and the **Insurer** agree as follows:

I. INSURING AGREEMENT

The **Insurer** shall provide insurance coverage excess of the **Underlying Limits** in accordance with the same terms, definitions, conditions, exclusions and limitations as are contained in the **Followed Policy,** except with respect to the premium, the limit of liability and as otherwise provided herein.

II. DEFINITIONS

"Financial Insolvency" means the status of any **Underlying Insurer** being subject to the appointment, by any state, federal or foreign official, agency or court, of any receiver, conservator, liquidator, trustee, rehabilitator or similar official to take control of, supervise, manage or liquidate such **Underlying Insurer.**

III. REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS

A. The **Insurer** shall not provide any coverage under this Policy until the full amount of the **Underlying Limits** has been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of amounts covered under the terms of the **Underlying Policies** by any or all of the following:

(1) the **Underlying Insurers** under the **Underlying Policies;**

(2) the **Insured;** or

(3) any other source.

B. In the event that **Underlying Limits** are partially reduced by reason of actual payments as described in Section **III.A.** above, then subject to the Limit of Liability this Policy shall continue to apply as excess over the reduced **Underlying Limits.**

C. 1. In the event that a Single Loss Limit of Liability is selected in Item **2.A.** of the Declarations, and the **Underlying Polices** have paid the full amount of their Single Loss Underlying Limits for each and every **Underlying Policy** as applicable, as described in Section **III.A.** above (and the full amount of any applicable deductible or uninsured retention has been paid under the **Followed Policy** by the **Insured** or others), then subject to the Single Loss Limit of Liability set forth on the Declarations of this Policy, this Policy shall continue to apply as primary insurance in accordance with the terms, definitions, conditions, exclusions and limitations of the **Followed Policy** and the terms, definitions, conditions, exclusions and limitations of this Policy; provided always that this Policy shall only pay excess of such deductible or retention, which shall be applied in the same manner as specified in the **Followed Policy.**

2. In the event that an Annual Aggregate Limit of Liability is selected in Item **2.B.** of the Declarations, and the **Underlying Limits** are wholly exhausted by reason of actual payments as described in Section **III.A.** above (and the full amount of any applicable deductible or uninsured retention has been paid under the **Followed Policy** by the **Insured** or others), then subject to the Limit of Liability this Policy shall continue to apply as primary insurance in accordance with the terms, definitions, conditions, exclusions and limitations of the **Followed Policy** and the terms, definitions, conditions, exclusions and limitations of this Policy; provided always that this Policy shall only pay excess of such deductible or retention, which shall be applied in the same manner as specified in the **Followed Policy.**

D. This Policy shall only pay in the event of the reduction or exhaustion of the **Underlying Limits** by reason of actual payments as described in Section **III.A.** above and shall not drop down for any other reason, including but not limited to the existence of any sub-limit in any **Underlying Policy;** provided, however, this Policy will recognize erosion of any of the **Underlying Policies** due to the existence of a sub-limit.

E. The **Insureds** expressly retain the risk of any gap in coverage or uncollectibility and the **Insurer** does not in any way insure or assume such risk.

IV. CONDITIONS OF COVERAGE

A. As a condition precedent to this Policy's coverage, in the event of the **Financial Insolvency** of any of the **Underlying Policies** or the reduction or exhaustion of any of the **Underlying Policies,** the **Insureds** shall notify the **Insurer** in writing as soon as practicable thereafter, with full particulars.

B. If during the **Policy Period** or any discovery or extended reporting period, any terms, definitions, conditions, exclusions and limitations of the **Followed Policy** are changed, this Policy shall not be subject to such change unless the **Insurer** consents by written endorsement to this Policy.

National Casualty Company

SCHEDULE OF UNDERLYING POLICIES

Policy No. XJO2408998 Effective Date 07/01/2024

12:01 A.M. Standard Time

Named Insured Fidelity Fixed Income & Asset Allocation Agent No. 20408

SCHEDULE OF UNDERLYING INSURANCE :

Issuing Insurer	Policy Number	Limit of Liability	Attachment Point
PRIMARY POLICY (FOLLOWED): BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY	47-EPF-315882-04	$10,000,000	SEE FOLLOWED POLICY DEDUCTIBLES
1st EXCESS: FEDERAL INSURANCE COMPANY	82484869	$10,000,000	$10,000,000
2nd EXCESS: NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA	01-307-65-48	$10,000,000	$20,000,000
3rd EXCESS: ICI MUTUAL INSURANCE COMPANY, RRG	87153324B	$10,000,000	$30,000,000
4th EXCESS: ALLIED WORLD ASSURANCE COMPANY, LTD.	C014840/014	$10,000,000	$40,000,000
5th EXCESS: QBE INSURANCE CORPORATION	130005116	$10,000,000	$50,000,000
6th EXCESS: TRAVELERS CASUALTY AND SURETY COMPANY OF AMERICA	106547262	$10,000,000	$60,000,000
7th EXCESS: CONTINENTAL CASUALTY COMPANY	287042220	$10,000,000	$70,000,000
8th EXCESS: STARR INDEMNITY & LIABILITY COMPANY	1000059071241	$10,000,000	$80,000,000
9th EXCESS: AXIS INSURANCE COMPANY	P-001-000158021-05	$5,000,000	$90,000,000
10th EXCESS: ZURICH AMERICAN INSURANCE COMPANY	FIB-0456717-01	$5,000,000	$95,000,000
11th EXCESS: **QUOTA SHARE** MAXIMUM AGGREGATE LIMIT: $50,000,000			
NATIONAL CASUALTY COMPANY	XJO2408786	$10,000,000 PART OF $50,000,000	$100,000,000
EVEREST NATIONAL INSURANCE COMPANY	FL5FD00012-241	$7,000,000 PART OF $50,000,000	
XL SPECIALTY INSURANCE COMPANY	ELU197869-24	$5,000,000 PART OF $50,000,000	
IRONSHORE INDEMNITY INC.	FI4NAB095H005	$5,000,000 PART OF $50,000,000	

National Casualty Company

SCHEDULE OF UNDERLYING POLICIES

Policy No.: XJO2408998

Effective Date: 07/01/2024

12:01 A.M. Standard Time

Named Insured: Fidelity Fixed Income & Asset Allocation

Agent No.: 20408

SCHEDULE OF UNDERLYING INSURANCE (continued):			
Issuing Insurer	**Policy Number**	**Limit of Liability**	**Attachment Point**
TWIN CITY FIRE INSURANCE COMPANY	08 FI 0252157-24	$10,000,000 PART OF $50,000,000	
HOUSTON CASUALTY COMPANY	24-MGU-24-A58952	$8,000,000 PART OF $50,000,000	
MOSAIC SYNDICATE 1609	13012P24	$5,000,000 PART OF $50,000,000	

Underwritten by National Casualty Company

ENDORSEMENT NO. 1

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2408998	07/01/2024	Fidelity Fixed Income & Asset Allocation	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS—LOSS

In consideration of the premium charged, it is hereby understood and agreed that Section III. **REDUCTION OR EXHAUSTION OF UNDERLYING INSURANCE,** subsection A. is deleted in its entirety and replaced with the following:

A. The **Insurer** shall not provide any coverage under this Policy until the full amount of the **Underlying Limits** has been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of **Loss** under the terms of the **Underlying Policies** by any or all of the following:

(1) The **Underlying Insurers** under the **Underlying Policies;**

(2) The **Insured,** including payments made on behalf of the **Insured;**

(3) A **DIC Insurer,** in the event the difference-in-conditions policy written by such **DIC Insurer** drops down to pay any amount due under the **Underlying Policies;** or

(4) Any third-party.

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE / DATE

ENDORSEMENT NO. 2

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2408998	07/01/2024	Fidelity Fixed Income & Asset Allocation	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND CONDITIONS OF COVERAGE

In consideration of the premium charged, it is hereby understood and agreed that Section IV.A. **CONDITIONS OF COVERAGE** is deleted in its entirety and replaced by the following:

A. In the event of the **Financial Insolvency** of any of the **Underlying Policies** or the reduction or exhaustion of any of the **Underlying Policies,** the **Insureds** shall notify the **Insurer** in writing as soon as practicable thereafter, with full particulars.

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE / DATE

ENDORSEMENT NO. 3

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2408998	07/01/2024	Fidelity Fixed Income & Asset Allocation	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

QUOTA SHARE ENDORSEMENT

In consideration of the premium paid, it is hereby understood and agreed that:

1. This Policy is part of a quota share participation arrangement between the Participating Insurers and the **Insured** (the "Program") which provides a $25,000,000 **Limit of Liability** excess of the **Underlying Limits** as follows:

Participating Insurer	Participating Insurer's Policy Number	Participating Insurer's Limit of Liability	Participating Insurer's Percentage
National Casualty Company	XJO2408998	$2,500,000	10.00%
Berkley Insurance Company	BPRO8116230	$5,000,000	20.00%
Twin City Fire Insurance Company	08 FI 0664579-24	$5,000,000	20.00%
Allianz Global Risks US Insurance Company	USF05426424	$2,500,000	10.00%
Liberty Specialty Markets Bermuda Limited	LSMAFL473350A	$2,500,000	10.00%
Arch Insurance (Bermuda)	FIF0070460-00	$2,500,000	10.00%
Endurance American Insurance Company	FIX30063558900	$2,500,000	10.00%
Old Republic Insurance Company	ORPRO 13 102509	$2,500,000	10.00%

2. Each Participating Insurer shall be liable only for its own percentage of each covered **Loss,** subject to its own **Limit of Liability.**
3. Each Participating Insurer shall:
   A. receive notice of any **Claim** submitted for coverage under the Program;
   B. make its own determination of whether loss is covered under the Program; and
   C. elect whether to participate in the investigation, settlement or defense of any **Claim.**
4. The liability of each Participating Insurer shall be several and not joint. The failure, refusal or inability of any Participating Insurer to pay covered **Loss,** including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other Participating Insurer. The

Insured expressly retains the risk of any gap in coverage or uncollectibility and the **Insurer** does not in any way insure or assume such risk.

5. Item 2. of the Declarations is deleted in its entirety and replaced by the following:

   Item 2. See Excess Policy--Quota Share Endorsement

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE / DATE

Underwritten by National Casualty Company

ENDORSEMENT NO. 4

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2408998	07/01/2024	Fidelity Fixed Income & Asset Allocation	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND CONDITIONS OF COVERAGE

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

In consideration of the premium paid, it is hereby understood and agreed that Section **IV. CONDITIONS OF COVERAGE,** of this Policy is amended by adding the following:

C. In the event a coverage dispute arises between the **Insured** and the **Insurer** of this Policy in relation to matters that are also the subject of a dispute with an **Underlying Insurer**, then at the **Insured's** election, those disputes shall be heard together in the same court or arbitration proceedings

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE   DATE

Underwritten by National Casualty Company

ENDORSEMENT NO. 5

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2408998	07/01/2024	Fidelity Fixed Income & Asset Allocation	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

TIE-IN OF LIMITS ENDORSEMENT

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

In consideration of the premium paid, it is hereby understood and agreed that there shall be a combined limit of liability of $2,500,000 for all **Claims** under this policy and all **Claims** under policy number ***XMF2410841*** issued by the **Company** to all fidelity funds bonds, including any policy that renews or replaces or succeeds in time either policy, which combined limit of liability shall be the maximum amount payable by the **Company** under all such policies.

All other terms and conditions of this Policy remain unchanged.

/

AUTHORIZED REPRESENTATIVE DATE

National Casualty Company

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of this Policy. Read this policy and review the Declarations page for complete information on the coverages provided.

This Notice provides information concerning possible impact on this Policy's insurance coverage due to directives issued by the Office of Foreign Assets Control ("OFAC"). **Please read this Notice carefully.**

OFAC administers and enforces sanctions policy, based on Presidential declarations of "national emergency." OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons." This list can be located on the United States Treasury's website: http://www.treas.gov/ofac/

In accordance with OFAC regulations, if it is determined that any insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

Underwritten by National Casualty Company
A Stock Insurance Company

POLICYHOLDER DISCLOSURE-MASSACHUSETTS
NOTICE OF TERRORISM INSURANCE COVERAGE

NO PREMIUM CHARGE FOR TERRORISM COVERAGE

COPY OF DISCLOSURE SENT WITH ORIGINAL QUOTE

TERRORISM RISK INSURANCE ACT

You are hereby notified that the Terrorism Risk Insurance Act of 2002, as amended pursuant to the Terrorism Risk Insurance Program Reauthorization Act of 2019, effective January 1, 2021 (collectively referred to as "TRIA" or the "Act"), established a program within the Department of the Treasury under which the federal government shares, with the insurance industry, the risk of loss from future terrorist attacks. Under the Act, you have a right to an offer of insurance coverage for losses arising out of acts of terrorism. As defined in Section 102(1) of the Act: The term "certified acts of terrorism" means any act that is certified by the Secretary of the Treasury-in consultation with the Secretary of Homeland Security, and the Attorney General of the United States-to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States government by coercion.

DISCLOSURE OF FEDERAL SHARE OF COMPENSATION

You should know that where coverage is provided by this policy for losses resulting from "certified acts of terrorism," such losses may be partially reimbursed by the United States government under a formula established by federal law. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States government agrees to reimburse eighty percent (80%) of covered terrorism losses that exceed the statutorily established deductible paid by the insurance company providing the coverage. There is no premium charged for terrorism coverage, as indicated below.

CAP ON LOSSES FROM "CERTIFIED ACTS OF TERRORISM"

You should also know that the Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits United States government reimbursement as well as insurers' liability for losses resulting from "certified acts of terrorism" when the amount of such losses in any one calendar year exceeds $100 billion. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

$0 PREMIUM DISCLOSURE

In accordance with the Act, we are required to offer you coverage for losses resulting from an act of terrorism that is certified under TRIA as an act of terrorism. The policy's other provisions will still apply to such an act. We are further required to provide you with a notice disclosing the portion of your premium, if any, attributable to coverage for terrorist acts certified under the Terrorism Risk Insurance Act.

The portion of your annual premium that is attributable to coverage for "certified acts of terrorism" pursuant to TRIA is **$0 (zero),** and does not include any charges for the portion of losses covered by the United States government under the Act.

OLD REPUBLIC INSURANCE COMPANY

Excess Liability Insurance Policy

Issuing and Policyholder Servicing Office:

Old Republic Professional Liability, Inc.
191 North Wacker Drive, Suite 1000
Chicago, IL 60606
Tel: (312) 750-8800
Fax: (312) 750-8965
www.oldrepublicpro.com

OLD REPUBLIC INSURANCE GROUP

OLD REPUBLIC INSURANCE COMPANY
Mt. Pleasant, Pennsylvania

Declarations
Excess Policy

Important Notice
This is a claims made policy that applies only to **Claims** first made during the **Policy Period** or the Extended Reporting Period, if exercised. Defense costs shall be applied against the retention, if applicable. Defense costs paid by the Insurer shall reduce and may completely exhaust the Limit of Liability of the Policy.
Please read the entire Policy carefully.

Policy Number: ORPRO 13 102509 Previous Number:

Item 1. **Parent Company and Address**:

Fidelity Fixed Income and Asset Allocation Funds
c/o FMR LLC
88 Black Falcon, First Floor, East Side, Ste 167, Mailzone V7E
Boston, MA 02210

Item 2. **Policy Period**: From: July 1, 2024 To: July 1, 2025
12:01 a.m. local time at the address shown in Item 1.

Item 3. **Limit of Liability**: $2,500,000 part of $25,000,000

Maximum aggregate liability for the **Policy Period.**

Item 4. **Underlying Policies**:

(A) **Primary Policy**

Insurer:	Berkshire Hathaway Specialty Insurance Company
Policy Number:	47-EPF-315882-04
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000
Deductible:	$5,000,000

(B) Other **Underlying Policy(ies)**

1st Excess

Insurer:	ACE American Insurance Company
Policy Number:	82484869
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000

2nd Excess

Insurer:	National Union Fire Insurance Company of Pittsburgh, PA.
Policy Number:	01-307-65-48
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000

3rd Excess

Insurer:	ICI Mutual Insurance Company
Policy Number:	87153324B
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000

4th Excess

Insurer:	Allied World Assurance Company, AG
Policy Number:	C014840/014
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000

5th Excess

Insurer:	QBE Insurance Corporation
Policy Number:	130005116
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000

6th Excess

Insurer:	Travelers Casualty and Surety Company of America
Policy Number:	106547262
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000

7th Excess

Insurer:	Continental Casualty Company
Policy Number:	287042220
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000

8th Excess

Insurer:	Starr Indemnity & Liability Company
Policy Number:	1000059071241
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000

9th Excess

Insurer:	AXIS Insurance Company
Policy Number:	P-001-000158021- 05

Policy Period: July 1, 2024 to July 1, 2025
Limit of Liability: $5,000,000

10th Excess
Insurer: Zurich American Insurance Company
Policy Number: FIB-0456717-01
Policy Period: July 1, 2024 to July 1, 2025
Limit of Liability: $5,000,000

11th Excess
Insurer: London/Lloyds Syndicates (Mosaic)
Policy Number: 13012P24
Policy Period: July 1, 2024 to July 1, 2025
Limit of Liability: $5,000,000 part of $50,000,000

11th Excess
Insurer: National Casualty Company
Policy Number: XJO2408786
Policy Period: July 1, 2024 to July 1, 2025
Limit of Liability: $10,000,000 part of $50,000,000

11th Excess
Insurer: Twin City Fire Insurance Co.
Policy Number: 08 FI 0252157-24
Policy Period: July 1, 2024 to July 1, 2025
Limit of Liability: $10,000,000 part of $50,000,000

11th Excess
Insurer: U.S. Specialty Insurance Company
Policy Number: 24-MGU-24- A58952
Policy Period: July 1, 2024 to July 1, 2025
Limit of Liability: $8,000,000 part of $50,000,000

11th Excess
Insurer: Everest National Insurance Company
Policy Number: FL5FD00012-241
Policy Period: July 1, 2024 to July 1, 2025
Limit of Liability: $7,000,000 part of $50,000,000

11th Excess
Insurer: Ironshore Indemnity Inc.
Policy Number: FI4NAB095D004
Policy Period: July 1, 2024 to July 1, 2025
Limit of Liability: $5,000,000 part of $50,000,000

11th Excess

Insurer:	XL Specialty Insurance Company
Policy Number:	ELU197869-24
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$5,000,000 part of $50,000,000

Item 5. **Extended Reporting Period**:

(A) Additional Premium: 150.00% of Annualized Policy Premium

(B) Additional Period: 12 months

Item 6. **Premium**: $7,500

Item 7. **Notice to Insurer**:

Notice of **Claims** or Potential **Claims**:

Old Republic Professional Liability, Inc.
Attention: Claims Department
191 North Wacker Drive, Suite 1000
Chicago, Illinois 60606
Fax: 312-750-8965
E-Mail: ClaimNotice@oldrepublicpro.com

All Other Notices:

Old Republic Professional Liability, Inc.
Attention: Underwriting Department
191 North Wacker Drive, Suite 1000
Chicago, Illinois 60606
Fax: 312-750-8965

Item 8. **Forms/Endorsements Effective at Inception**:
Policy Jacket, ORUG-91 (11/2011), Endorsements #1 - D91015 (11/2017); #2 - D91038 (11/2017); #3 - D91046-C (11/2017); #4 - D91048 (11/2017); #5 - D91051 (11/2017); #6 - D91059 (11/2017).

In witness whereof, the Insurer issuing this Policy has caused this Policy to be signed by its authorized officers, but it shall not be valid unless also signed by the duly authorized representative of the Insurer.

Date: January 23, 2025

Authorized Representative

OLD REPUBLIC INSURANCE COMPANY

EXCESS POLICY

In consideration of the payment of premium and in reliance upon any application, materials or information provided to Old Republic Insurance Company ("Insurer") in connection with underwriting this Policy, or included within the application for the **Primary Policy** (as may be defined therein), all of which are hereby incorporated into this Policy, and subject to all of the terms, conditions and exclusions of this Policy, the Insurer and the **Insureds** agree as follows:

I. INSURING AGREEMENT

Except as otherwise stated in this Policy, the Insurer shall provide the **Insureds** with insurance in accordance with the terms, conditions, warranties and exclusions set forth in the **Primary Policy** and, to the extent coverage is further limited or restricted thereby, in any other **Underlying Policy**. Liability shall attach to the Insurer only after the insurers of the **Underlying Policies**, the **Insureds**, any excess "difference-in-conditions" insurer or any other source pay in legal currency loss covered under the **Underlying Policies** equal to the full amount of the **Underlying Limit**. The Insurer's maximum aggregate liability for all **Loss** covered under this Policy shall be the aggregate Limit of Liability as stated in Item 3. of the Declarations.

II. CONDITIONS

A. If any **Underlying Policy** contains a specific grant of coverage that is subject to a sublimit of liability, then coverage under this Policy shall not apply to any **Loss** which is otherwise subject to such grant of coverage. However, any such **Loss** paid under the **Underlying Policies** shall reduce or exhaust the **Underlying Limit** for purposes of this Policy.

B. If during the **Policy Period** or any Extended Reporting Period the **Underlying Policies** are changed to broaden or expand coverage, the Insurer shall not be liable under this Policy to a greater extent than it would have been without such change unless the Insurer agrees in writing to such broader or expanded coverage and the **Insureds** pay any additional premium required by the Insurer therefor. If any **Underlying Policy** is terminated during the **Policy Period** or any Extended Reporting Period or becomes uncollectable, the Insurer shall not be liable under this Policy to a greater extent than it would have been had such **Underlying Policy** been maintained and was collectable.

C. Any amount recovered by or on behalf of the **Insureds** after payment under this Policy, less the cost of obtaining the recovery, shall be applied first to amounts paid in excess of this Policy, then to amounts paid under this Policy, and then to amounts paid within the **Underlying Limit**.

D. Any notice to the Insurer under this Policy shall be given at the same time and in the same manner required by the terms and conditions of the **Primary Policy** regardless of the amount of the **Claim** or the **Underlying Limit**, and shall be given at the respective address shown in Item 7. of the Declarations. Any notice to the insurer of an **Underlying Policy** shall not constitute notice to the Insurer unless also given to the Insurer as provided above.

E. The Insurer may, at its sole discretion, fully and effectively associate with the **Insureds**, and the **Insureds** shall fully cooperate with the Insurer, in the investigation, defense or settlement of any **Claim** or potential **Claim** reported to the Insurer under this Policy even if the **Underlying Limit** has not been exhausted. No action by any other insurer shall bind the Insurer under this Policy.

III. DEFINITIONS

When used in this Policy either in the singular or in the plural:

A. **Claim** and **Loss** shall have the same meaning as set forth in the **Primary Policy**.

B. **Primary Policy** and **Underlying Policies** means the policies designated as such in the Declarations.

C. **Insureds** means the entities and natural persons insured under the **Primary Policy**.

D. **Policy Period** means the period of time designated in Item 2. of the Declarations, subject to prior termination.

E. **Underlying Limit** means an amount equal to the total limits of liability of all **Underlying Policies**, as set forth in the Declarations, plus any applicable retention or deductible under the **Underlying Policies**.

OLD REPUBLIC INSURANCE COMPANY

PENDING OR PRIOR LITIGATION EXCLUSION

This endorsement modifies coverage provided under the following:

EXCESS POLICY

It is understood and agreed that coverage under this Policy shall be in accordance with and subject to the terms of the Pending or Prior Litigation exclusion in the **Primary Policy** and, to the extent coverage is further limited or restricted thereby, in any other **Underlying Policies**, except that the applicable date referenced in such exclusion shall be the date stated in such **Primary Policy** or **Underlying Policy** exclusion or July 1, 2024, whichever is later.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
1	ORPRO 13 102509	Fidelity Fixed Income and Asset Allocation Funds	

OLD REPUBLIC INSURANCE COMPANY

QUOTA SHARE ENDORSEMENT

This endorsement modifies coverage provided under the following:

EXCESS POLICY

It is understood and agreed:

1. This Policy is part of a quota share layer of insurance coverage for the **Insureds**, which consists of the following participants:

Insurer	Limit of Liability
Berkley Pro Insurance Company	$5,000,000
Twin City Fire Insurance Co.	$5,000,000
Freedom Specialty Insurance Company	$2,500,000
Liberty Specialty Markets Agency Ltd.	$2,500,000
Allianz Global Risks US Insurance Company	$2,500,000
Arch Reinsurance Ltd	$2,500,000
Endurance American Insurance Company	$2,500,000
Old Republic Insurance Company	$2,500,000

Total Quota Share Layer Limit of Liability:

The Insurer shall be liable only for such portion of any covered **Loss** as this Policy's aggregate Limit of Liability as set forth above bears to the total quota share layer limit of liability as set forth above. In no event shall the Insurer be liable for an amount greater than such portion of covered **Loss**, whether or not the other insurer(s) in the quota share layer pay their respective portion of such **Loss**.

2. The Insurer shall separately have all of the rights granted to the Insurer under this Policy and/or any **Underlying Policy** with respect to any **Claim**, including without limitation the right to consent to any defense costs, settlement or other **Loss** and the right to participate in the investigation, settlement or defense of any covered **Claim**. No other insurer shall exercise any such rights on behalf of the Insurer without the express written consent of the Insurer. In addition, the **Insureds** shall give any notice under this Policy to the Insurer, and any notice given to any other insurer shall not constitute notice to the Insurer.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
2	ORPRO 13 102509	Fidelity Fixed Income and Asset Allocation Funds	

OLD REPUBLIC INSURANCE COMPANY

AMEND SECTION I. INSURING AGREEMENT VERSION C

This endorsement modifies coverage provided under the following:

EXCESS POLICY

It is understood and agreed that Section I. of the Policy is deleted in its entirety and replaced with the following:

I. INSURING AGREEMENT

Except as otherwise stated in this Policy, the Insurer shall provide the **Insureds** with insurance in accordance with the terms, conditions, warranties and exclusions set forth in the **Primary Policy.** Liability shall attach to the Insurer only after the insurers of the **Underlying Policies,** the **Insureds,** any excess "difference-in-conditions" insurer and/or any other source pay in legal currency **Loss** under the **Underlying Policies** equal to the full amount of the **Underlying Limit.** The Insurer's maximum aggregate liability for all **Loss** covered under this Policy shall be the aggregate Limit of Liability as stated in Item 3. of the Declarations.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
3	ORPRO 13 102509	Fidelity Fixed Income and Asset Allocation Funds	

OLD REPUBLIC INSURANCE COMPANY

AMEND SECTION II.

This endorsement modifies coverage provided under the following:

EXCESS POLICY

It is understood and agreed that:

1. Section II. C. is deleted in its entirety.

2. Section II. E. is deleted in its entirety and replaced with the following:

   E. The Insurer may, at its sole discretion, fully and effectively associate with the **Insureds,** and the **Insureds** shall fully cooperate with the Insurer, in the investigation, defense or settlement of any **Claim** or potential **Claim** reported to the Insurer under this Policy even if the **Underlying Limit** has not been exhausted, provided the failure of one natural person **Insured** to comply with this provision shall not impair the rights of any other natural person **Insured** under this Policy. No action by any other insurer shall bind the Insurer under this Policy.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
4	ORPRO 13 102509	Fidelity Fixed Income and Asset Allocation Funds	

OLD REPUBLIC INSURANCE COMPANY

STATE AMENDATORY INCONSISTENCY

This endorsement modifies coverage provided under the following:

EXCESS POLICY

It is understood and agreed that in the event that there is an inconsistency between a state amendatory endorsement attached to this Policy and any other term or condition of this Policy (including without limitation any other term or condition of any **Underlying Policy** which is followed by this Policy), then where permitted by law the Insurer shall apply whichever of such inconsistent terms and conditions which are more favorable to the **Insureds.**

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
5	ORPRO 13 102509	Fidelity Fixed Income and Asset Allocation Funds	

OLD REPUBLIC INSURANCE COMPANY

TIE-IN LIMITS ENDORSEMENT

This endorsement modifies coverage provided under the following:

EXCESS POLICY

It is understood and agreed that, notwithstanding anything in this Policy to the contrary, the **Underlying Limit** shall be eroded or exhausted if and to the extent any insurance company pays loss under a policy other than an **Underlying Policy** and such payment erodes or exhausts the limit of liability of an **Underlying Policy.**

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
6	ORPRO 13 102509	Fidelity Fixed Income and Asset Allocation Funds	

OLD REPUBLIC INSURANCE COMPANY

INSURANCE IS PROVIDED BY
THE COMPANY DESIGNATED ON THE DECLARATIONS PAGE

IN WITNESS WHEREOF, we have caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by our authorized representative.

OLD REPUBLIC INSURANCE COMPANY
631 Excel Drive
Mt. Pleasant, Pennsylvania 15666

A Stock Company

This Policy is Non-participating With Regard to Paying Dividends to Policyholders

Secretary

President

OLD REPUBLIC INSURANCE COMPANY

POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM INSURANCE COVERAGE

You are hereby notified that under the Terrorism Risk Insurance Act as amended, you have a right to purchase insurance coverage for losses resulting from acts of terrorism, *as defined in Section 102(1) of the Act*: The term “act of terrorism” means any act that is certified by the Secretary of the Treasury – in consultation with the Secretary of Homeland Security, and the Attorney General of the United States – to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

YOU SHOULD KNOW THAT WHERE COVERAGE IS PROVIDED BY THIS POLICY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM, SUCH LOSSES MAY BE PARTIALLY REIMBURSED BY THE UNITED STATES GOVERNMENT UNDER A FORMULA ESTABLISHED BY FEDERAL LAW. HOWEVER, YOUR POLICY MAY CONTAIN OTHER EXCLUSIONS WHICH MIGHT AFFECT YOUR COVERAGE, SUCH AS AN EXCLUSION FOR NUCLEAR EVENTS. UNDER THE FORMULA, THE UNITED STATES GOVERNMENT GENERALLY REIMBURSES 85 % through 2015; 84 % beginning on January 1, 2016; 83 % beginning on January 1, 2017; 82 % beginning on January 1, 2018; 81 % beginning on January 1, 2019 and 80 % beginning on January 1, 2020, OF COVERED TERRORISM LOSSES EXCEEDING THE STATUTORILY ESTABLISHED DEDUCTIBLE PAID BY THE INSURANCE COMPANY PROVIDING THE COVERAGE. THE PREMIUM CHARGED FOR THIS COVERAGE IS PROVIDED BELOW AND DOES NOT INCLUDE ANY CHARGES FOR THE PORTION OF LOSS THAT MAY BE COVERED BY THE FEDERAL GOVERNMENT UNDER THE ACT.

YOU SHOULD ALSO KNOW THAT THE TERRORISM RISK INSURANCE ACT, AS AMENDED, CONTAINS A $100 BILLON CAP THAT LIMITS U.S. GOVERNMENT REIMBURSEMENT AS WELL AS INSURERS’ LIABILITY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM WHEN THE AMOUNT OF SUCH LOSSES IN ANY ONE CALENDAR YEAR EXCEEDS $100 BILLION. IF THE AGGREGATE INSURED LOSSES FOR ALL INSURERS EXCEED $100 BILLION, YOUR COVERAGE MAY BE REDUCED.

The portion of your annual premium that is attributable to coverage for acts of terrorism is $0 and does not include any charges for the portion of losses covered by the United States government under the Act.

Old Republic Insurance Company
Name of Insurer

Fidelity Fixed Income and Asset Allocation Funds
Name of Applicant

01/23/2025
Date

SOMPO INTERNATIONAL
INSURANCE

Sompo International

Excess Liability

Policy Number: FIX30063558900
Effective Dates: July 01, 2024 To: July 01, 2025
Endurance American Insurance Company

Issuing Office:
1221 Avenue of the Americas
New York, NY 10020
www.sompo-intl.com

PN 0027 0221

SOMPO INTERNATIONAL

Endurance American Insurance Company
Wilmington, Delaware

EXCESS LIABILITY POLICY DECLARATIONS

NOTICE: Depending on the terms and conditions of the Followed Form, this Policy may (1) only provide coverage for Loss from Claims first made or first made and reported during the Policy Period; and (2) have its Limit of Liability reduced by payment for defense costs. Please read the Followed Form and this Policy carefully to determine your rights, duties and what is and what is not covered. In the event of any conflict between the terms and conditions of this Policy and the Underlying Policy(ies), the terms and conditions of this Policy shall control. Terms defined in the Followed Form are used herein with the meaning assigned to them in the Followed Form unless otherwise indicated.

POLICY NUMBER: FIX30063558900

Item 1. Named Insured: Fidelity Fixed Income and Asset Allocation Funds
Address: 88 Black Falcon Avenue
First Floor East Side
Suite 167 Mailzone V7E
Boston, MA 02210

Item 2. Policy Period: From: July 01, 2024 To: July 01, 2025
(12:01 AM Standard Time on both dates at the address of the Named Insured noted above.)

Item 3. Limit of Liability: $2,500,000 part of $25,000,000 excess of $150,000,000

Item 4. Pending & Prior Litigation Date: 7/1/2024

Item 5. Premium: $7,500

Item 6. Producer: Willis Towers Watson Northeast, Inc.
Address: 75 Arlington Street
Floor 2
Boston, MA 02116

Item 7. A. Underlying Policy(ies):

Insurer	Policy Number	Limit of Liability	Attachment
Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-04	$10,000,000	Primary
Westchester Fire Insurance Company	82484869	$10,000,000	$10,000,000
National Union Fire Insurance Company of Pittsburgh, PA.	01-307-65-48	$10,000,000	$20,000,000

Insurer	Policy Number	Limit of Liability	Attachment
ICI Mutual Insurance Company, A RRG	87153324B	$10,000,000	$30,000,000
Allied World Assurance Company, AG	C014840/014	$10,000,000	$40,000,000
QBE Insurance Corporation	130005116	$10,000,000	$50,000,000
Travelers Casualty and Surety Company of America	106547262	$10,000,000	$60,000,000
Continental Casualty Company	287042220	$10,000,000	$70,000,000
Starr Indemnity & Liability Company	1000059071241	$10,000,000	$80,000,000
Axis Insurance Company	P-001-000158021-05	$5,000,000	$90,000,000
Zurich American Insurance Company	FIB-0456717-01	$5,000,000	$95,000,000
Lloyd's of London	13012P24	$5,000,000 part of $50,000,000	$100,000,000
National Casualty Company	XJO2408786	$10,000,000 part of $50,000,000	$100,000,000
Twin City Fire Insurance Company	08 FI 0252157-24	$10,000,000 part of $50,000,000	$100,000,000
U.S. Specialty Insurance Company		$8,000,000 part of $50,000,000	$100,000,000
Everest Reinsurance Company	FL5FD00012-241	$7,000,000 part of $50,000,000	$100,000,000
Ironshore Indemnity Inc.	FI4NAB095D004	$5,000,000 part of $50,000,000	$100,000,000
XL Specialty Insurance Company	ELU197869-24	$5,000,000 part of $50,000,000	$100,000,000

B. Followed Form:

Insurer	Policy Number	Limit of Liability	Attachment
Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-04	$10,000,000	Primary

Item 8. Forms and Endorsements Effective at Inception:
See attached Forms and Endorsements Schedule, IL 0101.

Item 9. Notice:

A. Claims or Potential Claims: Financial Institutions
Attn: Claims Department
1221 Avenue of The Americas
New York, NY 10020
Insuranceclaims@sompo-intl.com
1-877-676-7575

B. All Other: Financial Institutions
Attn: Professional Lines Underwriting Department
1221 Avenue of The Americas
New York, NY 10020

This Policy shall constitute the contract between the Insureds and the Insurer.

The Insurer hereby causes this Policy to be signed on the Declarations page by a duly authorized representative of the Insurer.

	January 27, 2025
Authorized Representative	Date

EXCESS LIABILITY POLICY

In consideration of the premium paid and in reliance on all statements made and information furnished by the Insureds in the Application or the underwriting of this Policy, and subject to the terms and conditions of this Policy, the Insurer, and the Named Insured, on behalf of all Insureds, agree as follows:

I. INSURING CLAUSE

This Policy shall provide to the Insureds insurance coverage for any covered Loss resulting from covered Claims, and shall attach to the Insurer only after (i) the insurers of the Underlying Policy(ies), the Insureds, and/or any other party shall have paid in legal currency the full amount of the Underlying Limit, and (ii) the Insureds shall have paid any applicable retention or deductible under the Primary Policy. The Limit of Liability set forth in Item 3. of the Declarations shall be the maximum amount payable by the Insurer under this Policy.

II. TERMS AND CONDITIONS

A. This Policy, except as stated herein, is subject to all terms, conditions and limitations as contained in the Followed Form as of inception of this Policy, and to the extent coverage is further limited or restricted thereby, in any other Underlying Policy(ies).

B. If any coverage under the Underlying Policy(ies) is subject to a sublimit of liability, this Policy shall not apply to such coverage, but the Insurer shall recognize any Loss paid under such coverage in any manner described in the Insuring Clause as reducing the Underlying Limit by the amount of such paid Loss.

C. If any Underlying Policy(ies) is changed or terminated the Insurer shall not be liable under this Policy to a greater extent than it would have been had such Underlying Policy(ies) been so maintained, unless the Insurer agrees to the change in writing. The risk of uncollectability of the Underlying Policy(ies) whether because of insolvency of an underlying insurer or for any other reason is expressly retained by the Insureds.

D. Notice to the Insureds may be given to the Named Insured at the address shown in Item 1. of the Declarations. Notice to the Insurer shall be given to the Insurer at the address shown in Item 9. of the Declarations. Notice to any insurer of an Underlying Policy(ies) shall not constitute notice to the Insurer unless also given to the Insurer as provided above.

E. The Insurer may, at its sole discretion, participate in the investigation, defense or settlement of any Claim or other matter to which coverage under this Policy could apply even if the Underlying Limit has not been exhausted. No action by any other insurer shall bind the Insurer under this Policy. The Insurer shall not be liable under this Policy for any settlements, stipulated judgments or defense costs to which the Insurer has not consented, which consent shall not be unreasonably withheld.

III. DEFINITIONS

1. Followed Form, Underlying Policy(ies) and Limit of Liability have the meanings attributed to them in the Declarations.
2. Insureds mean all natural persons and entities insured by the Followed Form.
3. Named Insured means the entity named in Item 1. of the Declarations.
4. Primary Policy means the first listed policy in Item 7.A. of the Declarations.
5. Policy Period means the period of time specified in Item 2. of the Declarations, subject to prior termination in accordance with the Followed Form.
6. Underlying Limit means an amount equal to the aggregate of all limits of liability, as set forth in Item 7. of the Declarations, for all Underlying Policy(ies), plus any applicable retention or deductible under the Primary Policy.

FORMS AND ENDORSEMENT SCHEDULE

EXCESS LIABILITY

End. No.	Title	Number
	Excess Liability Policy Declarations	PEO 0001 0413
	Excess Liability Policy	PEO 0201 0413
	Forms and Endorsement Schedule	IL 0101 0712
1	Massachusetts Changes	PEO 0328 0413 MA
2	Excess Financial Institution Bond Endorsement (Not Follow Certain Single Loss Limits)	PEO 0378 1219
3	Tie-In Limits	PEO 0911 0413
4	Several Liability for Quota Share Coverage	PEO 1310 0413
5	Pending and Prior Litigation Exclusion	PEO 1313 0413
	U.S. Treasury Department's Office of Foreign Assets Control (OFAC)	PN 0001 0721
	Signature Page	IL 1007 1222

The titles of the endorsements listed above are solely for convenience and form no part of the terms and conditions of coverage.

ENDORSEMENT

Named Insured:	Fidelity Fixed Income and Asset Allocation Funds	Policy Number:	FIX30063558900
Endorsement Effective Date:	July 01, 2024 (12:01 AM Standard Time at the address of the Named Insured as shown in the Declarations)	Endorsement Number:	1

MASSACHUSETTS CHANGES

It is agreed that:

1. Notwithstanding anything in this Policy to the contrary, the insurance coverage as is afforded by this Policy, as respects coverage for operations in Massachusetts, shall conform to the coverage requirements of the applicable insurance laws and regulations of Massachusetts.

2. This Policy shall not be subject to or follow the cancellation and nonrenewal provisions of the Followed Form. This Policy and the Policy Period shall terminate at the earliest of the effective date of nonrenewal of the Policy Period shown in Item 2 of the Declarations or the effective date of cancellation, as described below.

   A. CANCELLATION

      1. The Named Insured may cancel this Policy by surrender of this Policy to the Insurer or by giving prior written notice to the Insurer stating when such cancellation shall take effect.

      2. The Insurer may cancel this Policy only for nonpayment of premium. In such event, the Insurer shall mail written notice of cancellation for nonpayment of premium to the Named Insured. Such notice shall state the effective date of cancellation, which shall not be less than ten (10) days after mailing such notice.

      3. In the event of cancellation, the Insurer shall refund the unearned premium computed pro rata.

   B. NONRENEWAL

      If the Insurer elects not to renew this Policy, the Insurer shall mail to the Named Insured written notice thereof at least sixty (60) days prior to the expiration of the Policy Period. The Insurer's offer of renewal terms and conditions or premiums different from those in effect prior to renewal shall not constitute an election by the Insurer not to renew this Policy.

   C. NOTICE

      The Insurer shall send all notices required under this endorsement by certified mail to the Named Insured at the address in Item 1 of the Declarations, and by mail or electronic mail to the Named Insured's authorized agent, if any. Proof of mailing will be sufficient proof of notice.

ENDORSEMENT



Authorized Representative

This endorsement does not change any other provision of the Policy. The title and any headings in this endorsement are solely for convenience and do not affect its meaning.

ENDORSEMENT

Named Insured:	Fidelity Fixed Income and Asset Allocation Funds	Policy Number:	FIX30063558900
Endorsement Effective Date:	July 01, 2024 12:01 AM Standard Time at the address of the Named Insured as shown in the Declarations.	Endorsement Number:	2

EXCESS FINANCIAL INSTITUTION BOND ENDORSEMENT
(Not Follow Certain Single Loss Limits)

It is agreed that:

I. The Declarations is amended as follows:

A. Item 3. Limit of Liability is replaced with the following:

Item 3. Limit of Liability:

A. Single Loss Limit (except as provided below): $2,500,000

Coverage	Single Loss Limit
	$0

B. Aggregate Limit of Liability: $2,500,000 part of $25,000,000 excess of $150,000,000

B. Item 4. Pending & Prior Litigation Date is deleted.

C. Item 7. is replaced with the following:

Item 7. Followed Form: Berkshire Hathaway Specialty Insurance Company, , 47-EPF-315882-04

Single Loss Limit: $0

Aggregate Limit of Liability: $10,000,000

II. Section I. INSURING CLAUSE is replaced with the following:

I. INSURING CLAUSE

The Insurer shall provide to the Insureds insurance coverage excess of the Underlying Policies. Liability for Loss shall attach to the Insurer only after: (i) the insurers of the Underlying Policies shall have paid in legal currency the full amount of the applicable Underlying Limit; and (ii) the Insureds shall have satisfied the retention or deductible, if any, applicable under the Followed Policy. The Insurer shall be liable to pay only Loss in excess of such Underlying Limit up to the applicable Limits of Liability.

III. Section II. TERMS AND CONDITIONS is amended as follows:

A. Subsection B. is replaced with the following:

B. If the Followed Form provides coverage under a particular insuring clause for which the Single Loss Limit is less than the Single Loss Limit for the Followed Form as set forth in Item 7. of the Declarations or the Followed Form provides coverage under a particular insuring clause for which the applicable limit is a sublimit then this Policy shall not provide insurance excess of any such coverage, however, the Insurer shall recognize payment under the Underlying Policies in accordance with such insuring clauses as reducing the Underlying Limit.

B. Subsection E. is replaced with the following:

E. The Insurer may, at its sole discretion, participate in the investigation or settlement of any covered Loss reported to the Insurer under this Policy even if the Underlying Limit has not been exhausted. No action by any other insurer shall bind the Insurer under this Policy.

IV. Section III. DEFINITIONS is amended as follows:

A. Definition 1. is replaced with the following:

1. Followed Form has the meaning given to it in the Declarations.

B. Definition 4. Primary Policy is deleted.

C. Definition 6. Underlying Limit is replaced with the following:

6. Underlying Limit means an amount equal to the aggregate of all limits under all Underlying Policies applicable to each Loss, as such term is defined in the Followed Form, subject to the Aggregate Limit of Liability applicable to the Followed Form and the Aggregate Limits of Liability of the Underlying Policies.

D. The following Definitions are added:

Limit of Liability means:

a. the applicable Single Loss Limit set forth in Item 3. of the Declarations, which is the maximum that the Insurer shall pay for each Loss and which is part of, and not in addition to, the Aggregate Limit of Liability set forth in Item 3. of the Declarations; and

b. the Aggregate Limit of Liability set forth in Item 3. of the Declarations, which is the maximum that the Insurer shall pay for all Loss under this Policy.

Underlying Policies means the Followed Form and all other policies identified as Underlying Policies in the Schedule of Underlying Insurance attached to this Policy.

ENDORSEMENT



Authorized Representative

This endorsement does not change any other provision of the Policy. The title and any headings in this endorsement are solely for convenience and do not affect its meaning.

ENDORSEMENT

Named Insured:	Fidelity Fixed Income and Asset Allocation Funds	Policy Number:	FIX30063558900
Endorsement Effective Date:	July 01, 2024 (12:01 AM Standard Time at the address of the Named Insured as shown in the Declarations)	Endorsement Number:	3

TIE-IN LIMITS

It is agreed that:

If this Policy and any other policy issued to the Named Insured by the Insurer apply to the same claim or loss, the maximum limit of the Insurer's liability under all the policies issued to the Named Insured by the Insurer shall not exceed the highest applicable single Limit of Insurance that is applicable to the claim or loss under any one policy, and that applicable policy shall be the only Limits of Insurance payable by the Insurer. This is the most the Insurer will pay regardless of the number of losses or insureds, claims made, or persons or organizations making the claims.



Authorized Representative

This endorsement does not change any other provision of the Policy. The title and any headings in this endorsement are solely for convenience and do not affect its meaning.

ENDORSEMENT

Named Insured:	Fidelity Fixed Income and Asset Allocation Funds	Policy Number:	FIX30063558900
Endorsement Effective Date:	July 01, 2024 12:01 AM Standard Time at the address of the Named Insured as shown in the Declarations.	Endorsement Number:	4

SEVERAL LIABILITY FOR QUOTA SHARE COVERAGE

It is agreed that:

1. This Policy is part of a quota share layer of insurance coverage for the Insureds, which consists of the following participants:

Insurer	Limit of Liability
Berkley Professional Liability	$ 5,000,000
Twin City Fire Insurance Company	$ 5,000,000
National Casualty Company	$ 2,500,000
Allianz Global Risks US Insurance Company	$ 2,500,000
Old Republic Insurance Company	$ 2,500,000
Arch Reinsurance Ltd.	$ 2,500,000
Liberty Specialty Markets Bermuda Limited	$ 2,500,000
Endurance American Insurance Company	$ 2,500,000

   Total Quota Share Layer Limit of Liability: $25,000,000

   The Insurer shall be liable only for such portion of any covered Loss as this Policy's aggregate Limit of Liability bears to the total quota share layer limit of liability as set forth above. In no event shall the Insurer be liable for an amount greater than such portion of covered Loss, whether or not the other insurer(s) in the quota share layer pay their respective portion of such Loss.

2. The Insurer shall separately have all of the rights granted to the Insurer under this Policy and/or any Underlying Policy(ies) with respect to any Claim, including without limitation the right to consent to any defense costs, settlement or other Loss and the right to participate in the investigation, settlement or defense of any covered Claim. No other insurer shall exercise any such rights on behalf of the Insurer without the express written consent of the Insurer. In addition, the Insureds shall give any notice under this Policy to the Insurer, and any notice given to any other insurer shall not constitute notice to the Insurer.

ENDORSEMENT

Authorized Representative

This endorsement does not change any other provision of the Policy. The title and any headings in this endorsement are solely for convenience and do not affect its meaning.

ENDORSEMENT

Named Insured:	Fidelity Fixed Income and Asset Allocation Funds	Policy Number:	FIX30063558900
Endorsement Effective Date:	July 01, 2024 (12:01 AM Standard Time at the address of the Named Insured as shown in the Declarations)	Endorsement Number:	5

PENDING AND PRIOR LITIGATION EXCLUSION

It is agreed that:

This Policy shall not apply to that portion of any Claim based upon, arising out of, attributable to, or directly or indirectly resulting from any litigation or administrative or regulatory proceeding or investigation against any Insured pending on or before the date indicated in Item 4 of the Declarations, or substantially the same wrongful act, fact, circumstance or situation underlying or alleged therein.

The foregoing exclusion shall not apply if there is a Prior and Pending Litigation exclusion in the Followed Form. In such event this Policy will follow the Prior and Pending Litigation exclusion in the Followed Form, except that the applicable date in such exclusion shall be the date indicated in Item 4 of the Declarations.

Authorized Representative

This endorsement does not change any other provision of the Policy. The title and any headings in this endorsement are solely for convenience and do not affect its meaning.

POLICYHOLDER NOTICE

U. S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL (OFAC)

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's website - http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

SOMPO INTERNATIONAL

Endurance American Insurance Company

1221 Avenue Of the Americas
New York, NY 10020

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President and Senior Vice President and countersigned where required by law on the Declarations page by its duly authorized representative.

Senior Vice President	President

Berkley PROFESSIONAL LIABILITY a Berkley Company

757 Third Avenue, 10th Floor
New York, NY 10017
(212) 618-2900
Fax (212) 618-2940

Excess Blended Insurance

October 1, 2024

Sir / Madam
Fidelity Fixed Income and Asset Allocation Funds
c/o FMR LLC
88 Black Falcon Avenue, First Floor, East Side, Suite 167, Mailzone V7E
Boston, MA 02210

Binder/Policy Number: BPRO8116230

Dear Sir / Madam,

Thank you for choosing Berkley Professional Liability and the W.R. Berkley Corporation for your professional liability insurance needs. We know that you have many choices for your insurance and we appreciate your choosing BerkleyPro.

BerkleyPro and all its employees are proud of our tradition of providing an exceptional insurance facility and making every effort to assure your satisfaction with our product and service. The people behind the promise to pay are critical to the value of any insurance policy. Like most services, you get what you pay for - the premium is only one part of the value of an insurance policy.

The most important service we provide and the greatest value you receive does not come from delivering the policy - it comes from handling your claims. While we help our policyholders with loss control and crisis avoidance, if the day comes when you face a claim, we will be there to help you navigate through the complexities of a professional liability claim.

Attached is a narrative outlining claims reporting guidelines in the event that a claim does occur, with many years of experience handling complex professional liability claims - I am confident you will be pleased to have BerkleyPro on your side.

Once again, thank you for choosing BerkleyPro and the W.R. Berkley Corporation. We hope that you will see the value in the people behind the promise and we hope to be your choice for your professional liability needs for years to come. Please call your professional liability insurance agent if you have any questions about BerkleyPro, or any comments about our service to you. Your satisfaction is important to us.

Regards,

John R. Benedetto
President

Claims Reporting Guidelines for the Insured

These guidelines should be followed to help Berkley Professional Liability provide efficient claims service.

Claim Notices

All claim notices shall be sent to Berkley Professional Liability, Claims Department. The notices must be reported as required by the policy to avoid problems regarding timely notice. The address of the Berkley Professional Liability Claims, c/o Claims Department is as follows:

Berkley Professional Liability
Berkley Professional Liability Claims, c/o Claims Department
757 Third Avenue * 10th Floor * New York, NY 10017
Phone: (212) 618-2920
Claim Dept. Fax: (212) 618-2948
E-mail: claims@berkleypro.com

Notice of claim requiring immediate action:

If immediate action on the notice is needed the Insured should express mail the notice to BerkleyPro's Claims Department. Situations requiring immediate action may include:

1. The Insured being served with a summons and complaint.
2. The Insured needs to provide a response to the claimant immediately.

Correspondence from the Insured

The claim notice should include a written narrative of the circumstances surrounding the claim or potential claim. The narrative should include, but not be limited to:

1. Names of the insureds, policy number and effective dates.
2. Names and addresses of the claimant.
3. Details of the underlying claim, including its current status and the amount in controversy or relief demanded.
4. All pertinent letters or documents necessary to properly evaluate the claim.

Please provide carbon copies to your professional liability insurance agent
of all claim notices and correspondence sent to Berkley Professional Liability

Berkley Insurance Company

A Stock Insurance Company

Excess Insurance Policy

Policy Jacket

This Policy consists of:

- Declarations Page
- Policy Form
- Endorsements

In Witness Whereof, we have caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by our authorized representative.

President

Secretary

Berkley Insurance Company

Berkley Professional Liability, on behalf of Berkley Insurance Company
Service Office
757 Third Avenue, 10th Floor
New York, NY 10017
(212) 618-2900 (p) / (212) 618-2940 (f)
http://www.berkleypro.com

Administrative Office
475 Steamboat Road
Greenwich, CT 06830

A BERKLEY COMPANY®

Berkley Insurance Company

475 Steamboat Road Greenwich, CT 06830

Declarations Page

Excess Insurance

CLAIMS MADE WARNING FOR DECLARATION: THIS POLICY PROVIDES COVERAGE ON A CLAIMS MADE BASIS SUBJECT TO ITS TERMS. THIS POLICY APPLIES ONLY TO ANY CLAIM FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD OR THE EXTENDED REPORTING PERIOD (IF APPLICABLE).

PLEASE READ AND REVIEW THE POLICY CAREFULLY AND DISCUSS THE COVERAGE WITH YOUR INSURANCE AGENT OR BROKER.

Whenever printed in this Declarations Page, the boldface type terms shall have the same meanings as indicated in the Policy.

Policy Form: EX 30200 (01-09) Policy Number: BPRO8116230

Item 1. Name and Address of **Insured:**
Fidelity Fixed Income and Asset Allocation Funds
c/o FMR LLC
88 Black Falcon Avenue, First Floor, East Side, Suite 167, Mailzone V7E
Boston, MA 02210

Person designated to receive all correspondence from the **Insurer**:
Sir / Madam

Item 2. **Policy Period:** From July 1, 2024 (inception date) to July 1, 2025 (expiration date)
*(Both dates at 12:01 a.m. Standard Time at the address of the **Insured**)*

Item 3. Aggregate Limit of Liability for the **Policy Period** (inclusive of Costs of Defense): $5,000,000

Item 4. Premium: $15,000

Item 5. Endorsements attached:

1.	265 (01-15)	NOTICE OF TERRORISM INSURANCE COVERAGE.
2.	EX 304150 (01-09)	Amends section IV. of the Policy to add Quota Share provisions.
3.	EX 304300 (01-09)	Adds to section IV. of the Policy to exclude coverage for Loss arising out of any litigation which occurred prior to a specific date.
4.	EX 304999 (rev. 05/10)	Addition to Section IV. State Amendatory Inconsistent
5.	EX 305024 (11-09)	Adds to section V. of the Policy to reduce the Limit of Liability under this Policy by payment of loss under another listed policy.
6.	EX 306999 (rev. 05/10)	Addition to Section VI. Recognizing Payment of Loss by Underlying Insurer(s), DIC Insurer(s), Insured(s), and/or any other source

Item 6. Notice to the **Insurer** shall be sent to:
Berkley Professional Liability, Berkley Professional Liability Claims, c/o Claims Department,
Address: 757 Third Avenue, 10th Floor, New York, NY 10017
Fax: (212) 618-2948 Email: claims@berkleypro.com

All other notices required to be given to the **Insurer** under this Policy shall be sent to:
Berkley Professional Liability
Address: 757 Third Avenue, 10th Floor, New York, NY 10017
Fax: (212) 618-2940

Item 7. Schedule of **Underlying Insurance**

A. **Followed Policy:**

Policy Period: From July 1, 2024 (inception date) to July 1, 2025 (expiration date)
*(Both dates at 12:01 a.m. Standard Time at the address of the **Insured**)*

Insurance Carrier	Policy Number	Limit of Liability
Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-04	$10,000,000

B. Underlying Policy(ies):

Insurance Carrier	Policy Number	Limit of Liability
Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-04	$10,000,000
Federal Insurance Company	82484869	$10,000,000
National Union Fire Insurance Company of Pittsburgh, Pa	01-307-65-48	$10,000,000
ICI Mutual Insurance Company	87153324B	$10,000,000
Allied World Assurance Company, AG	C014840/014	$10,000,000
QBE Insurance Corporation	130005116	$10,000,000
Travelers Casualty and Surety Company of America	106547262	$10,000,000
Continental Casualty Company	287042220	$10,000,000
Starr Indemnity & Liability Company	1000059071241	$10,000,000
Axis Insurance Company	P-001-000158021-05	$5,000,000
Zurich American Insurance Company	FIB-0456717-01	$5,000,000
Lloyd's of London	13012P24	$5,000,000 part of $50,000,000
National Casualty Company	XJO2408786	$10,000,000 part of $50,000,000
Twin City Fire Insurance Co.	08 FI 0252157-24	$10,000,000 part of $50,000,000
U.S. Specialty Insurance Company	24-MGU-24-A58952	$8,000,000 part of $50,000,000
Everest Reinsurance Company	FL5FD00012-241	$7,000,000 part of $50,000,000
Ironshore Indemnity Inc.	FI4NAB095D004	$5,000,000 part of $50,000,000
XL Specialty Insurance Company	ELU197869-24	$5,000,000 part of $50,000,000

Aggregate Underlying Limits of Liability: $150,000,000

By accepting this Policy, the **Insureds** and the **Insurer** agree that these Declarations, the completed and signed application (and its attachments), the Excess Insurance Policy and any written endorsements attached hereto constitute the entire contract between the **Insured** and the **Insurer**. This Policy and any and all rights hereunder are not assignable without the written consent of the **Insurer**.

The **Insured** named in Item 1. of the Declarations shall act on behalf of all **Insureds** with respect to giving and receiving notices, paying premiums and receiving any premiums that may become due under this Policy.

Authorized Signature: ______________________ Date Issued: October 1, 2024

BERKLEY INSURANCE COMPANY

Excess Insurance Policy

This is a Claims Made Policy. Please read it carefully.

CLAIMS MADE WARNING FOR POLICY

NOTICE: THIS POLICY PROVIDES COVERAGE ON A CLAIMS MADE BASIS SUBJECT TO ITS TERMS. THIS POLICY APPLIES ONLY TO ANY CLAIM FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD OR THE EXTENDED REPORTING PERIOD (IF APPLICABLE).

PLEASE READ AND REVIEW THE POLICY CAREFULLY AND DISCUSS THE COVERAGE WITH YOUR INSURANCE AGENT OR BROKER.

In consideration of the payment of the premium, in reliance on all statements in the application for this Policy and the **Followed Policy** and all other information provided to the **Insurer**, and subject to all provisions of this Policy, the **Insurer** and **Insureds** agree as follows:

I. Insuring Agreement

This Policy provides excess coverage over the **Underlying Insurance** during the **Policy Period**. Coverage hereunder attaches only after the **Underlying Insurance** has been exhausted by payments for losses and shall then apply in conformance with the provisions of the **Followed Policy** at its inception, except for premium, limit of liability and as otherwise specifically set forth in this Policy and any attached endorsements. In no event shall this Policy grant coverage other than that which is provided by the **Underlying Insurance**.

II. Extended Reporting Period

If the **Insureds** purchase an extended reporting period under the **Followed Policy**, then the **Insureds** shall have the right to purchase an extension of this Policy in conformance with the terms, conditions and limitations of the extended reporting period of the **Followed Policy**. The right to purchase this Extended Reporting Period is contingent upon payment of an additional premium which will be calculated as a percentage of the full annual premium for this Policy. The additional percentage of premium charged for the Extended Reporting Period under the **Followed Policy** will be used as the percentage of the annual premium charged for purchasing the Extended Reporting Period under this Policy. There is no separate or additional Limit of Liability for this Extended Reporting Period.

III. Definitions

Whenever printed in boldface type, and whether in the singular or plural form in this Policy, the following terms shall have the meanings indicated below.

A. "**Followed Policy**" means the policy listed in Item 7. A. of the Declarations.

B. "**Insured**" means those persons or entities insured under the **Followed Policy**.

C. "**Insurer**" means the entity issuing this Policy as listed on the Declarations Page.

D. "**Policy Period**" means the period of time from the inception date shown in Item 2. of the Declarations to the earlier of the expiration date shown in Item 2. of the Declarations or the effective date of cancellation of this Policy.

E. "**Underlying Insurance**" means all policies scheduled in Item 7. of the Declarations.

IV. Additional Policy Terms

Refer to attached endorsements, if applicable.

The descriptions in the headings of this Policy are solely for convenience, and form no part of the terms and conditions of coverage.

V. Limit of Liability

The Limit of Liability stated in Item 3. of the Declarations is the maximum limit of the **Insurer's** liability for all losses under this Policy. Costs of defense are not payable by the **Insurer** in addition to the Limit of Liability. The Limit of Liability available to pay damages or settlements shall be reduced, and may be exhausted by, amounts incurred as costs of defense.

VI. Maintenance of Underlying Insurance

A. The **Underlying Insurance** shall be maintained in full effect during the **Policy Period**, except for any reduction of the limits of liability available under the **Underlying Insurance** solely by reason of payment of losses thereunder. Failure to comply with the foregoing shall not invalidate this coverage, but the **Insurer** shall not be liable to a greater extent than if this condition had been complied with. To the extent that the **Underlying Insurance** is not maintained in full effect during the **Policy Period**, then the **Insured** shall be deemed to retain any loss for the amount of the limit of liability of the **Underlying Insurance** which is not maintained. A condition of this coverage is that the **Insurer** be notified in writing, as soon as practicable, of any cancellation or alteration of any provision of the **Underlying Insurance**.

B. If the limits of liability of the **Underlying Insurance** are depleted solely as the result of actual payment of losses thereunder by the applicable insurers, this Policy shall, subject to the **Insurer's** Limit of Liability and to the other terms of this Policy, continue to apply to losses as excess insurance over the amount of insurance remaining under the **Underlying Insurance**. If the limits of liability of the **Underlying Insurance** are exhausted solely as a result of payment of losses thereunder, subject to this Policy's provisions the remaining Limit of Liability available under this Policy shall continue for subsequent losses as primary insurance and any retention specified in the **Followed Policy** shall be imposed under this Policy as to each claim made; otherwise no retention shall be imposed under this Policy.

C. This Policy only provides coverage excess of the **Underlying Insurance**. This Policy does not cover any loss not covered by the **Underlying Insurance** except and to the extent that such loss is not paid under the **Underlying Insurance** solely by reason of the reduction or exhaustion of the available **Underlying Insurance** through payment of loss thereunder. If the insurer issuing any of the **Underlying Insurance** fails to pay loss in connection with any claim covered thereunder as a result of the insolvency, bankruptcy, or liquidation of such insurer, then the **Insureds** shall be deemed to be self-insured for the amount of the limit of liability of such **Underlying Insurance** issued by such insurer which is not paid as a result of such insolvency, bankruptcy or liquidation.

VII. Notices / Claims

The **Insureds** shall, as a condition precedent to their rights under this Policy, notify the **Insurer** of any claim, at the **Insurer's** address stated on the Declarations, in the same manner required by the provisions of the **Followed Policy**. The **Insureds** shall give the **Insurer** full cooperation and such information as it may reasonably require. The **Insurer** may, at its sole discretion, participate in the investigation, settlement or defense of any claim against any of the **Insureds** even if the **Underlying Insurance** has not been exhausted.

The **Insured** shall not admit liability for or settle any claim or incur costs of defense, which are reasonably likely to involve the Limit of Liability of this Policy, without the **Insurer's** prior written consent, which consent shall not be unreasonably withheld.

In witness whereof, the **Insurer** has caused this Policy to be signed by its President and Chairman and Secretary, but this Policy shall not be valid unless countersigned on the Declarations Page by a duly authorized representative of the **Insurer**.



President and Chairman



Secretary

The descriptions in the headings of this Policy are solely for convenience, and form no part of the terms and conditions of coverage.

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM
INSURANCE COVERAGE

Coverage for acts of terrorism, as defined in the Terrorism Risk Insurance Act, as amended, (the "Act"), is included in your policy. You are hereby notified that under the Act the definition of act of terrorism has changed. As defined in Section 102(1) of the Act: The term "act of terrorism" means any act that is certified by the Secretary of the Treasury—in consultation with the Secretary of Homeland Security, and the Attorney General of the United States—to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion. Under your coverage, any losses resulting from certified acts of terrorism may be partially reimbursed by the United States Government under a formula established by the Act. However, your policy may contain other exclusions which might affect your coverage, such as exclusion for nuclear events. Under the formula, the United States Government generally reimburses 85% through 2015; 84% beginning January 1, 2016; 83% beginning on January 1, 2017; 82% beginning on January 1, 2018; 81% beginning on January 1, 2019 and 80% beginning on January 1, 2020 of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The Act contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers' liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The portion of your annual premium that is attributable to coverage for acts of terrorism, as defined in the Act is $0.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured		Policy Number
Fidelity Fixed Income and Asset Allocation Funds		BPRO8116230
Effective Date of Endorsement 07/01/2024	Authorized Representative	

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

Addition to Section IV.
Quota Share Endorsement

In consideration of the premium paid for this Policy, it is understood and agreed that:

1. Item 3. of the Declarations is deleted in its entirety and replaced by the following:

Item 3.	A.	Total Quota Share Layer Aggregate Limit of Liability for all losses during the **Policy Period**:	$25,000,000
	B.	Quota Share Layer Attachment Point:	$150,000,000
	C.	**Insurer's** Quota Share Participation:	20%
	D.	**Insurer's** Aggregate Quota Share Limit of Liability for the **Policy Period** (inclusive of Costs of Defense):	$5,000,000

2. Item 4. of the Declarations is deleted in its entirety and replaced by the following:

Item 4.	A.	Total Quota Share Layer Premium:	$15,000
	B.	**Insurer's** Quota Share Pro-Rata Premium:	$75,000

3. Item 7. Schedule of **Underlying Insurance** of the Declarations is amended by the addition of the following:

Item 7. C. Quota Share Layer Participants:

Insurance Carrier:	Policy Number:	Limit of Liability ($):
Liberty Specialty Markets Agency Limited	LSMAFL473350A	2,500,000
National Casualty Company	XJO2408998	2,500,000
Twin City Fire Insurance Co.	08 FI 0664579-24	5,000,000
Allianz Global Risks US Insurance Company	USF05426424	2,500,000
Endurance American Insurance Company	FIX30063558900	2,500,000
Old Republic Insurance Company	ORPRO 13 102509	2,500,000
Arch Reinsurance Ltd	FIF0070460-00	2,500,000

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured		Policy Number
Fidelity Fixed Income and Asset Allocation Funds		BPRO8116230
Effective Date of Endorsement 07/01/2024	Authorized Representative	

4. Section I. Insuring Agreement of this Policy is amended by the addition of the following:

   I.: It is further agreed that the **Insurer** shall pay on behalf of the **Insureds** under this Policy that proportion of covered loss set forth in the manner provided in Item 3. of the Declarations and in full conformance with the terms and conditions of this Policy.

5. Section IV. Additional Policy Terms of this Policy is amended by the addition of the following:

   IV.: Any covered loss within the Total Limit of Liability stated in Item 3. A. of the Declarations shall be paid *pro rata* by each of the insurers subscribing to this Quota Share Endorsement. The participation of such insurers is set forth in Item 7. C. of the Declarations. The obligations of such insurers who subscribe to the Quota Share Endorsement are several and not joint, and are limited to the extent of their individual subscriptions. Therefore, none of the subscribing insurers is responsible for the obligation of any co-subscribing insurer.

   IV.: The **Insurer's** participation is set forth in Items 3. C. and 3. D. of the Declarations. The **Insurer** has full claims and underwriting control of this portion of the Quota Share Endorsement and no action or omission by any of the co-subscribing insurers shall bind the **Insurer** or be deemed a waiver of any coverage defense the **Insurer** has under this Policy or available at law. The **Insurer** shall act on its own behalf with respect to all other matters concerning this Policy, and no other insurer subscribing to this Policy may act on behalf of or bind the **Insurer** with respect to this Policy terms or any matter concerning this Policy. All notices by the **Insureds** to the insurers under this Policy shall be provided to the **Insurer** at the address specified in the Declarations.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured Fidelity Fixed Income and Asset Allocation Funds		Policy Number BPRO8116230
Effective Date of Endorsement 07/01/2024	Authorized Representative	

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

Addition to Section IV.
Prior and Pending Litigation Exclusion

In consideration of the premium paid for this Policy, it is understood and agreed that section IV. Additional Policy Terms of this Policy is amended by the addition of the following:

IV.: The **Insurer** shall not be liable to make any payment for Loss in connection with a Claim made against any **Insured** based upon, arising out of, directly or indirectly resulting from or in consequence of, or in any way involving:

1. any prior or pending litigation, administrative or arbitration proceeding, or investigation as of July 1, 2024, or
2. any fact, circumstance, situation, transaction or event underlying or alleged in such litigation, administrative or arbitration proceeding, or investigation,

regardless of the legal theory upon which such Claim is predicated.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured		Policy Number
Fidelity Fixed Income and Asset Allocation Funds		BPRO8116230
Effective Date of Endorsement 07/01/2024	Authorized Representative	

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

Addition to Section IV.
State Amendatory Inconsistent

In consideration of the premium paid for this Policy, it is understood and agreed that in the event that there is an inconsistency between a state amendatory attached to this policy and any term or condition of this policy, then it is understood and agreed that, where permitted by law, the **Insurer** shall apply those terms and conditions of either the amendatory or the policy which are more favorable to the insured.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured		Policy Number
Fidelity Fixed Income and Asset Allocation Funds		BPRO8116230
Effective Date of Endorsement 07/01/2024	Authorized Representative	

Berkley Insurance Company

475 Steamboat Road Greenwich, CT 06830

Addition to Section V.
Shared Limit

In consideration of the issuance of Policy number BPRO8116230, it is understood and agreed that section V. Limit of Liability of this Policy is amended by the addition of the following:

V.: In the event any Claim is made against the **Insureds** which is covered in whole or in part under both this Policy and Policy number BPRO8116229 issued by the **Insurer** to Fidelity Fixed Income and Asset Allocation Funds, the Limit of Liability stated in Item 3. of the Declarations shall be reduced both by payment of Loss under this Policy and by payment of loss under Policy number BPRO8116229. In the event the Limit of Liability stated in Item 3. of the Declarations is exhausted by payment of Loss under this Policy and/or payment of loss under Policy number BPRO8116229, any and all obligations of the **Insurer** under this Policy shall be deemed to be completely fulfilled and extinguished.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured Fidelity Fixed Income and Asset Allocation Funds	Policy Number BPRO8116230
Effective Date of Endorsement 07/01/2024	Authorized Representative

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

Addition to Section VI.
Recognizing Payment of Loss by Underlying Insurer(s), DIC Insurer(s), or Insured(s)

In consideration of the premium paid for this Policy, it is understood and agreed that:

1. **Section I. Insuring Agreement** of this Policy is deleted in its entirety and replaced by the following:

   This Policy provides excess coverage over the **Underlying Insurance** during the **Policy Period** and Extended Reporting Period (if applicable). Coverage hereunder shall apply in conformance with the provisions of the **Followed Policy** at its inception, except for premium, **Aggregate Limit of Liability**, and as otherwise specifically set forth in the Policy and any attached endorsements.

2. **Section III. Definitions** is amended to add the following:

   The term "**DIC Insurer**" is added to this Policy and shall mean an insurer which drops down to pay loss pursuant to a drop-down difference in conditions policy written excess of this Policy.

3. **Section VI. Maintenance of Underlying Insurance B**. is deleted in its entirety and replaced with the following:

   VI. B. If the limit(s) of liability of the **Underlying Insurance** are depleted solely as the result of actual payment of losses thereunder by the applicable insurers, including any **DIC Insurers** or the **Insureds,** and/or any other source, this Policy shall, subject to the Insurer's Limit of Liability and to the other terms of this Policy, continue to apply to losses as excess insurance over the amount of insurance remaining under the **Underlying Insurance**. If the limit(s) of liability of the **Underlying Insurance** are exhausted solely as a result of payment of losses, subject to this Policy's provisions the remaining Limit of Liability available under this Policy shall contribute for subsequent losses as primary insurance and any retention specified in the **Followed Policy** shall be imposed under this Policy as to each claim made; otherwise no retention shall be imposed under this Policy.

4. **Section VI. Maintenance of Underlying Insurance C**. is deleted in its entirety and replaced with the following:

   VI. C. It is expressly agreed that liability for any covered loss with respect to Claims first made against the Insureds during the **Policy Period** and Extended Reporting Period (if applicable) shall attach to the **Insurer** only after the **Underlying Insurance** and/or any **DIC Insurer** and/or the **Insured(s),** and/or any other source shall have paid the full amount of the applicable retention amount under any **Underlying Insurance**. In the event, and only in the event, of reduction or exhaustion of the **Underlying Insurance** by reason of the insurers of the **Underlying Insurance** and/or any **DIC Insurer** and/or the **Insured(s),** and/or any other source paying Loss covered thereunder, this policy shall: (i) in the event of reduction, pay excess of the reduced **Underlying Insurance**, and (ii) in the event of exhaustion, continue in force as primary insurance.

   This Policy shall not provide coverage for any loss subject to a sub-limit by the **Followed Policy**. However, the **Insurer** shall recognize payment of losses under the **Followed Policy** for coverage subject to a sub-limit as serving to reduce the **Aggregate Underlying Limits of Liability** stated in Item 7 of the Declarations.

   If during the **Policy Period** or the Extended Reporting Period (if applicable) the terms, conditions, exclusions or limitations of the **Followed Policy** are changed in any manner, the **Insured(s)** shall as a condition precedent to their rights to coverage under this policy give to the **Insurer** written notice of the full particulars thereof and secure the **Insurer's** affirmative consent to such modification before coverage will be effective.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured		Policy Number
Fidelity Fixed Income and Asset Allocation Funds		BPRO8116230
Effective Date of Endorsement 07/01/2024	Authorized Representative	

THE HARTFORD

Policy Number: 08 FI 0664579-24

THE HARTFORD PREMIER EXCESS℠ FIDELITY DECLARATIONS

TWIN CITY FIRE INSURANCE CO.
One College Park 8910 Purdue Road, Indianapolis, IN 46268-0930
This policy is issued by the stock insurance company listed above, herein called the **Insurer**.

Item 1: Name of Insured and Address:	Producer Code, Name & Address:
FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS C/O FMR LLC 88 BLACK FALCON AVE, 1ST FLOOR, EAST SIDE SUITE 167, MAILZONE V7E BOSTON, MA 02210	08089423 WILLIS TOWERS WATSON NORTHEAST INC 75 ARLINGTON STREET FLOOR 2 BOSTON, MA 02116

Item 2: Policy Period: From 12:01 a.m. on 07/01/2024 to 12:01 a.m. on 07/01/2025 (local time at the address shown in **Item 1.**)

Item 3: **Limit of Liability each Policy Period:**

Single Loss Limit of Liability:	$5,000,000
Aggregate Limit of Liability:	$5,000,000

Item 4: Premium: $15,000

Item 5: Followed Policy:

Company:	BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY
Policy Number:	47-EPF-315882-04

Item 6: Address for Claims-Related Notices:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPClaims@thehartford.com
Fax: (917) 464-6000

Item 7. Address for all other Notices:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPExpress@thehartford.com
Fax: (866) 586-4550

Item 8: Underlying Insurance:

Company	Policy Number	Limit/Attachment	Aggregate
BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY	47-EPF-315882-04	$10,000,000	$10,000,000
FEDERAL INSURANCE COMPANY	82484869	$10,000,000 Excess of $10,000,000	$10,000,000
NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA	01-307-65-48	$10,000,000 Excess of $20,000,000	$10,000,000
ICI MUTUAL INSURANCE COMPANY	87153324B	$10,000,000 Excess of $30,000,000	$10,000,000
ALLIED WORLD SURPLUS LINES INSURANCE COMPANY	CO14840/014	$10,000,000 Excess of $40,000,000	$10,000,000
QBE INSURANCE CORPORATION	130005116	$10,000,000 Excess of $50,000,000	$10,000,000
TRAVELERS CASUALTY AND SURETY COMPANY OF AMERICA	106547262	$10,000,000 Excess of $60,000,000	$10,000,000
CONTINENTAL CASUALTY COMPANY	287042220	$10,000,000 Excess of $70,000,000	$10,000,000
STARR INDEMNITY & LIABILITY COMPANY	1000059071241	$10,000,000 Excess of $80,000,000	$10,000,000
AXIS INSURANCE COMPANY	P-001-000158021-05	$5,000,000 Excess of $90,000,000	$5,000,000
ZURICH AMERICAN INSURANCE COMPANY	FIB 0456717-01	$5,000,000 Excess of $95,000,000	$5,000,000

Date 01/28/2025

GU207
(6-78)

ENDORSEMENT

This endorsement, effective on 07/01/2024 at 12:01 A.M standard time, forms a part of

Policy No. 08 FI 0664579-24 of the TWIN CITY FIRE INSURANCE CO.

Issued to FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

A. Morris Tooker, President

SCHEDULE

	UX00H05000	12/20	THE HARTFORD PREMIER EXCESS FIDELITY DECLARATIONS
	UX00H00300	8/15	THE HARTFORD PREMIER EXCESS POLICY
1	UX00H01100	8/15	ABSOLUTE TIE-IN ENDORSEMENT
2	HG00H00901	7/08	AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT
3	UX00H03300	8/15	QUOTA SHARE PARTICIPATION LEAD INSURER ENDORSEMENT
4	UX00H05100	12/20	FIDELITY EXCESS ENDORSEMENT
	HG00H12900	10/16	U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")
	HR00H09300	2/07	PRODUCER COMPENSATION NOTICE

THE HARTFORD PREMIER EXCESS POLICY

I. INSURING AGREEMENT

This policy provides coverage in accordance with the terms, conditions, and limitations contained in the **Followed Policy**, except as otherwise provided herein.

II. LIMIT OF LIABILITY

Liability for Loss shall attach to the **Insurer** only after the **Underlying Limits** shall have been exhausted by payment of Loss, by or on behalf of the insurer(s) of the **Underlying Insurance** or by or on behalf of the Insured(s) by any source. The **Insurer** shall then be liable to pay Loss in excess of the **Underlying Limits** up to the **Limit of Liability** set forth in Item 3. of the Declarations. If the **Underlying Limits** are exhausted, this policy continues as primary insurance, subject to any applicable retention.

III. GENERAL CONDITIONS

(A) This policy is issued in reliance upon the representations, materials and information contained in the Application for the **Followed Policy** and is subject to the terms, conditions, and limitations contained in the **Followed Policy** (except as regards the premium, the limit of liability, including any sub-limits, the policy period and as otherwise provided herein).

(B) This policy follows the terms, conditions, and limitations of any Pending & Prior Litigation Exclusion (or similar exclusion) in the **Followed Policy**, except that the **Pending & Prior Litigation Date** set forth in Item 8. of the Declarations applies.

(C) The risk of uncollectibility of any **Underlying Insurance** (in whole or in part), for any reason, is expressly retained by the Insured(s).

(D) This policy does not provide coverage above any sub-limit of liability available under the **Underlying Insurance**. However, payments made under such coverage will be recognized for the purposes of reducing or exhausting the **Underlying Insurance**.

(E) All notices shall be given to the **Insurer** at the applicable address set forth in either Item 6. or Item 7. of the Declarations and in accordance with all appropriate notice provisions of the **Followed Policy**.

(F) Any modification to this policy or to the **Underlying Insurance**, or any assignment of interest under this policy, must be agreed to in writing by the **Insurer** in order for this policy to become subject to such modification or for such assignment to become effective. In no event shall any such modification or assignment affect this policy's excess position or attachment point.

(G) If the Insured(s) elect and are granted an extended reporting period under the **Followed Policy**, then the Insured(s) may elect an extended reporting period under this policy upon satisfaction of the conditions set forth in the **Followed Policy**.

IV. DEFINITIONS

(A) **Followed Policy**, **Underlying Insurance**, **Insurer**, **Premium**, **Policy Period**, **Pending & Prior Litigation Date** and **Limit of Liability** are defined as set forth in the Declarations.

(B) **Underlying Limits** means an amount equal to the aggregate of all limits of liability set forth in Item 9. of the Declarations for all **Underlying Insurance**, plus any applicable uninsured retention.

(C) All other capitalized terms are defined as set forth in the **Followed Policy**.

ENDORSEMENT NO: 1

This endorsement, effective 12:01 am, 07/01/2024 **forms part of policy number** 08 FI 0664579-24

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ABSOLUTE TIE-IN ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD PREMIER EXCESS POLICY

Notwithstanding the amount specified in **Item 3**. **Limit of Liability** of the Declarations, it is agreed that the maximum combined **Limit of Liability** for this policy FI 0664579 and policy No. DC 0665819 shall be $$5,000,000.

All other terms and conditions remain unchanged.

A. Morris Tooker, President

ENDORSEMENT NO: 2

This endorsement, effective 12:01 am, 07/01/2024 **forms part**
of policy number 08 FI 0664579-24

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT

I. Notice of Claim or Wrongful Act

A. A notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPClaims@thehartford.com
Fax: (917) 464-6000

B. Where it is stated in the policy or declarations page that a notice of any **Claim** or **Wrongful Act** shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115, it shall be deleted and replaced with the following:

Notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPClaims@thehartford.com
Fax: (917) 464-6000

II. All Other Notices

A. All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPExpress@thehartford.com
Fax: (866) 586-4550

B. With the exception of notice of a **Claim** or **Wrongful Act**, where it is stated in the policy or declarations page that a notice shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115 shall be deleted and replaced with the following:

All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPExpress@thehartford.com
Fax: (866) 586-4550

All other terms and conditions remain unchanged.

A. Morris Tooker, President

ENDORSEMENT NO:3

This endorsement, effective 12:01 am, 07/01/2024 **forms part of policy number** 08 FI 0664579-24

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

QUOTA SHARE PARTICIPATION - LEAD INSURER ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD PREMIER EXCESS POLICY

I. This policy is part of a quota share participation arrangement between the **Participating Insurance Company(ies)** (as defined below) and the Insured (the "**Program**") which provides a $25,000,000 aggregate limit of liability excess of the **Underlying Insurance** and consists of the following:

Participating Insurance Company	Participating Insurance Policy No.	Participating Insurance Company's Limit of Liability	Participating Insurance Company's Percentage
Berkley Professional Liability	BPRO8116230	$5,000,000	20%
Twin City Fire Insurance Co	08 FI 0664579-24	$5,000,000	20%
Liberty Specialty Markets Agency Limited	LSMAFL473350A	$2,500,000	10%
Freedom Specialty Insurance Company	XJO2408998	$2,500,000	10%
Allianz Global Risks US Insurance Company	USF05426424	$2,500,000	10%
Endurance American Insurance Company	FIX30063558900	$2,500,000	10%
Old Republic Insurance Company	ORPRO 13 102509	$2,500,000	10%
Arch Reinsurance Ltd	FIF0070460-00	$2,500,000	10%

II. Except for each **Participating Insurance Company's** premium, limit of liability, participation percentage, and as otherwise agreed, coverage under the Program is intended to follow the terms, conditions, and limitations of this policy.

III. Each **Participating Insurance Company** shall be liable only for its own percentage of each covered Loss, subject to its own limit of liability.

IV. The liability of each **Participating Insurance Company** shall be several and not joint. The failure, refusal or inability of any **Participating Insurance Company** to pay covered Loss, including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other **Participating Insurance Company**.

V. It is the intent of each **Participating Insurance Company** that the Insurer's assume a primary role in the monitoring of any Claims submitted for coverage under the **Program**. Notwithstanding the foregoing, it is understood that each **Participating Insurance Company** shall:

(A) receive notice of any Claim submitted for coverage under the **Program**;

(B) make its own determination of whether Loss is covered under the **Program**; and

(C) elect whether to participate in the investigation, settlement or defense of any Claim.

All other terms and conditions remain unchanged.

A. Morris Tooker, President

ENDORSEMENT NO:4

This endorsement, effective 12:01 am, 07/01/2024 **forms part**
of policy number 08 FI 0664579-24

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

FIDELITY EXCESS ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD PREMIER EXCESS POLICY

I. Section **III. GENERAL CONDITIONS** is amended as follows:
- Paragraphs (B) and (G) are deleted.
- Single Loss Limit of Liability set forth in Item 3. of the Declarations shall be the Insurer's maximum liability under this policy for any one Loss.
- Aggregate Limit of Liability set forth in Item 3. of the Declarations shall be the Insurer's total cumulative liability for all amounts payable under this policy, regardless of the number of Losses or any other circumstance. Upon exhaustion of the Aggregate Limit of Liability, the Insurer shall have no further obligation or liability under this policy, regardless of when a Loss may be discovered and whether or not it was previously reported to the Insurer.
- Any references to "retention" shall be replaced with "applicable retention or deductible".

II. Section **IV. DEFINITIONS** is amended as follows:
- In Definition (B) **Underlying Limits**, "Item 9" is deleted and replaced with "Item 8".

All other terms and conditions remain unchanged.

A. Morris Tooker, President

U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the United States. **Please read this Notice carefully**.

The Office of Foreign Assets Control ("OFAC") of the U.S. Department of the Treasury administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign countries and regimes, terrorists, international narcotics traffickers, those engaged in activities related to the proliferation of weapons of mass destruction, and other threats to the national security, foreign policy or economy of the United States. OFAC acts under Presidential national emergency powers, as well as authority granted by specific legislation, to impose controls on transactions and freeze assets under U.S. jurisdiction. OFAC publishes a list of individuals and companies owned or controlled by, or acting for or on behalf of, targeted countries. It also lists individuals, groups, and entities, such as terrorists and narcotics traffickers designated under programs that are not country-specific. Collectively, such individuals and companies are called "Specially Designated Nationals and Blocked Persons" or "SDNs". Their assets are blocked and U.S. persons are generally prohibited from dealing with them. This list can be located on OFAC's web site at — http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is an SDN, as identified by OFAC, the policy is a blocked contract and all dealings with it must involve OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC.

Producer Compensation Notice

You can review and obtain information on The Hartford's producer compensation practices at www.thehartford.com or at 1-800-592-5717.



ALLIANZ COMMERCIAL

Insurance

Policy

Allianz

DECLARATIONS

EXCESS PROTECT

EXCESS LIABILITY INSURANCE

NOTICE: THIS POLICY, SUBJECT TO ITS TERMS, APPLIES TO ANY CLAIM FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD AND THE DISCOVERY PERIOD, IF APPLICABLE. THE LIMIT OF LIABILITY AVAILABLE TO PAY LOSS SHALL BE REDUCED AND MAY BE EXHAUSTED BY AMOUNTS INCURRED AS DEFENSE COSTS. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY OF THE INSUREDS.

The Declarations along with the Policy and with endorsements attached, if any, shall constitute the contract between the **Insureds** and the **Insurer**.

Policy Number: USF05426224

Item 1. **Policyholder**: Fidelity Equity and High Income Funds
Principal Address: c/o FMR LLC, 88 Black Falcon Ave,
First Floor, East Side, Suite 167, Mailzone V7E
Boston, MA 02210

Item 2. **Policy Period**: From: July 01, 2024
To: July 01, 2025
The **Policy Period** incepts and expires as of 12:01 AM at the **Policyholder's** principal address.

Item 3. **Limit of Liability:** $2,500,000 p/o $25,000,000 In the aggregate for the **Policy Period**

Item 4. **Premium:** $7,500 For the **Policy Period**

Item 5. **Followed Policy**: See Below
Insurer: Berkshire Hathaway Specialty Insurance Company Policy No.: 47-EPF-315882-04
Limit of Liability: $10,000,000
Retention: $400,000
Policy Period: From: July 01, 2024 To: July 01, 2024

Item 6. **Underlying Insurance:** See Schedule of Underlying, PX3100

Item 7. **Insurer:** (Coverage is provided in the following company, a stock company)

Allianz Global Risks US Insurance Company
225 West Washington Street, Suite 1800
Chicago, IL 60606-3484
Phone Number: 1-888-466-7883

Notification to the **Insurer** of a **Claim** or circumstance pursuant to Section 2.5 of this Policy shall be given to:

Allianz Global Risks US Insurance Company
Attention: Financial Lines - Claims Department
225 West Washington Street, Suite 1800
Chicago, IL 60606-3484
Email for First Notice of Loss (FNOL): NewLoss@agcs.allianz.com
Phone Number for Claims FNOL: 1-(800) 347-3428
Phone Number for Existing Claims: 1-(800) 870-8857

Item 8. Currency: USD

Item 9. Endorsements attached at issuance:
See Schedule of Forms and Endorsements, DO1200-MU

Producer Name and Mailing Address:
Willis Towers Watson Northeast, Inc.
The Prudential Tower, 800 Boylston Street
Boston, MA 02199

Allianz

Schedule of Underlying Insurance

Item 6. **Underlying Insurance:**

1st Excess Policy
Insurer: Federal Insurance Company Policy No.: 82484869
Limit of Liability: $10,000,000
Excess of Limit of Liability: $10,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

2nd Excess Policy
Insurer: National union Fire Insurance Company of Pittsburgh, PA Policy No.: 01-307-65-48
Limit of Liability: $10,000,000
Excess of Limit of Liability: $20,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

3rd Excess Policy
Insurer: ICI Mutual Insurance Company Policy No.: 87153324B
Limit of Liability $10,000,000
Excess of Limit of Liability $30,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

4th Excess Policy
Insurer: Allied World Assurance Company, AG Policy No.: C014840/014
Limit of Liability: $10,000,000
Excess of Limit of Liability: $40,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

5th Excess Policy
Insurer: QBE Insurance Corporation Policy No.: 130005116
Limit of Liability $10,000,000
Excess of Limit of Liability $50,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

6th Excess Policy
Insurer: Travelers Casualty and Surety Company of America Policy No.: 106547262
Limit of Liability: $10,000,000
Excess of Limit of Liability: $60,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

7th Excess Policy
Insurer: Continental Casualty Company Policy No.: 287042220
Limit of Liability $10,000,000
Excess of Limit of Liability $70,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

8th Excess Policy
Insurer: Starr Indemnity & Liability Company Policy No.: 1000059071241
Limit of Liability: $10,000,000
Excess of Limit of Liability: $80,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

9th Excess Policy
Insurer: Axis Insurance Company Policy No.: P-001-000158021-05
Limit of Liability $5,000,000
Excess of Limit of Liability $90,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

10th Excess Policy
Insurer: Zurich American Insurance Company | Policy No.: FIB-0456717-01
Limit of Liability: $5,000,000
Excess of Limit of Liability: $95,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

11th Excess Policy
Insurer: Lloyd's of London | Policy No.: 13016P24
Limit of Liability $5,000,000 p/o $50,000,000
Excess of Limit of Liability $100,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

12th Excess Policy
Insurer: Freedom Specialty Insurance Company | Policy No.: XJO2408785
Limit of Liability: $10,000,000 p/o $50,000,000
Excess of Limit of Liability: $100,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

13th Excess Policy
Insurer: Twin City Fire Insurance Company | Policy No.: 08 FI 0252161-24
Limit of Liability $10,000,000 p/o $50,000,000
Excess of Limit of Liability $100,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

14th Excess Policy
Insurer: U.S. Specialty Insurance Company | Policy No.: 24-MGU-24-A58955
Limit of Liability: $8,000,000 p/o $50,000,000
Excess of Limit of Liability: $100,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

15th Excess Policy
Insurer: Everest National Insurance Company | Policy No.: FL5D00012-241
Limit of Liability $7,000,000 p/o $50,000,000
Excess of Limit of Liability $100,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

16th Excess Policy
Insurer: Ironshore Indemnity Inc. | Policy No.: FI4NAB095D004
Limit of Liability: $5,000,000 p/o $50,000,000
Excess of Limit of Liability: $100,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

17th Excess Policy
Insurer: XL Specialty Insurance Company | Policy No.: ELU197865-24
Limit of Liability $5,000,000 p/o $50,000,000
Excess of Limit of Liability $100,000,000
Policy Period: From: July 01, 2024 To: July 01, 2025

Schedule of Forms and Endorsements

Policy Number	Effective Date	Producer
USF05426224	July 01, 2024	Willis Towers Watson Northeast, Inc.

Policyholder: Fidelity Equity and High Income Funds

Form Name	Form Number
Declarations - Excess Protect - Excess Liability Insurance Policy	PX2100FL (08/15)
Schedule of Underlying Insurance	PX3100 (08/15)
Schedule of Forms and Endorsements	DO1200-MU (08/15)
Important Disclosure Notice of Terrorism Insurance Coverage	PHN7157-MU (01/20)
Massachusetts Disclosure - Notice for Claims-Made Coverage	PHN7149-MA (12/15)
Massachusetts Filing Exemption Disclosure and Large Commercial Policyholder Acknowledgement	PHN7150-MA (12/15)
Excess Protect Excess Liability Insurance Policy	PX4100FL (08/15)
Cap on Losses from Certified Acts of Terrorism	145989 (03/17)
Sanctions Clause	PX3108 (08/15)
Pending and Prior Litigation Endorsement	PXMAN3101 12 23
Quota Share Participation Endorsement	PXMAN3106 11 24
Conformance with State Statutes Endorsement (Full Conformance)	DOXMAN(1209)-MU (08/15)
Limit of Liability Amended Endorsement(Tie-In of Limits – Absolute)	DOXMAN(1233)-MU (08/15)
Exhaustion Provision Amended Endorsement	DOXMAN(1319)-MU (09/22)

Allianz

IMPORTANT DISCLOSURE
NOTICE OF TERRORISM INSURANCE COVERAGE

This notice applies to all type(s) of insurance provided under this policy that are subject to the Terrorism Risk Insurance Act ("The Act"), as amended. This policy makes available and provides at a premium of $0 insurance coverage for losses resulting from acts of terrorism. As defined in Section 102(1) of the Act: The term “act of terrorism” means any act or acts that are certified by the Secretary of the Treasury—in consultation with the Secretary of Homeland Security, and the Attorney General of the United States—to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

YOU SHOULD KNOW THAT WHERE COVERAGE IS PROVIDED BY THIS POLICY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM, SUCH LOSSES MAY BE PARTIALLY REIMBURSED BY THE UNITED STATES GOVERNMENT UNDER A FORMULA ESTABLISHED BY FEDERAL LAW. HOWEVER, YOUR POLICY MAY CONTAIN OTHER EXCLUSIONS WHICH MIGHT AFFECT YOUR COVERAGE, SUCH AS AN EXCLUSION FOR NUCLEAR EVENTS. UNDER THE FORMULA, THE UNITED STATES GOVERNMENT GENERALLY REIMBURSES 80% BEGINNING ON JANUARY 1, 2020, OF COVERED TERRORISM LOSSES EXCEEDING THE STATUTORILY ESTABLISHED DEDUCTIBLE PAID BY THE INSURANCE COMPANY PROVIDING THE COVERAGE. THE PREMIUM CHARGED FOR THIS COVERAGE IS $0 AND DOES NOT INCLUDE ANY CHARGES FOR THE PORTION OF LOSS THAT MAY BE COVERED BY THE FEDERAL GOVERNMENT UNDER THE ACT.

YOU SHOULD ALSO KNOW THAT THE TERRORISM RISK INSURANCE ACT, AS AMENDED, CONTAINS A $100 BILLION CAP THAT LIMITS U.S. GOVERNMENT REIMBURSEMENT AS WELL AS INSURERS’ LIABILITY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM WHEN THE AMOUNT OF SUCH LOSSES IN ANY ONE CALENDAR YEAR EXCEEDS $100 BILLION. IF THE AGGREGATE INSURED LOSSES FOR ALL INSURERS EXCEED $100 BILLION, YOUR COVERAGE MAY BE REDUCED.

Allianz

Massachusetts Disclosure - Notice for Claims-Made Coverage

IMPORTANT NOTICE TO POLICYHOLDER

THIS DISCLOSURE FORM IS NOT YOUR POLICY. IT DESCRIBES SOME OF THE MAJOR FEATURES OF OUR CLAIMS MADE POLICY FORM. READ YOUR POLICY CAREFULLY TO DETERMINE RIGHTS, DUTIES, AND WHAT IS AND IS NOT COVERED. ONLY THE PROVISIONS OF YOUR POLICY DETERMINE THE SCOPE OF YOUR INSURANCE PROTECTION. DEFENSE COSTS DEPLETE AND MAY COMPLETELY EXHAUST THE LIMIT OF LIABILITY.

DEFINITIONS

1. **Claims-made coverage** means an insurance policy that provides coverage only if a claim is made during the policy period or any applicable discovery period. A claim made during the policy period could be charged against a claims-made policy even if the injury or loss occurred many years prior to the policy period. If a claims-made policy has a retroactive date, an occurrence prior to that date is not covered.
2. **Discovery Period** means a period allowing for making claims after expiration of a claims-made policy. This is also known as a **tail**.
3. **Occurrence coverage** means an insurance policy that provides liability coverage only for injury or damage that occurs during the policy term, regardless of when the claim is actually made. A claim made in the current policy year could be charged against a prior policy year, or may not be covered, if it arises from an injury or damage prior to the effective date.
4. **Retroactive date** means the date on a claims-made policy which denotes the earliest date on which wrongful acts may occur and be covered under the policy.

YOUR POLICY

Your policy is a claims-made. It provides coverage only for injury or damage occurring after the policy retroactive date (if any) shown on your policy and when the incident is reported per the terms of your policy. Upon termination of your claims-made policy a discovery period option is available from your insurer.

There is no difference in the kinds of injury and damage covered by occurrence or claims made policies. Claims for damages may be assigned to different policy periods, however, depending on which type of policy you have.

If you make a claim under your claims-made policy, the claim must be a demand for damages by an injured party and does not have to be in writing. Under most circumstances, a claim is considered made when it is received and recorded by you or by us. Sometimes, a claim may be deemed made at an earlier time. This can happen when another claim for the same injury or damage has already been made, or when the claim is received and recorded during a discovery period.

The principal benefits and coverages are explained in detail in your policy. Please read them carefully and consult your insurance producer about any questions you might have.

EXCEPTIONS, REDUCTION AND LIMITATIONS

Your claims-made coverage has some unique features relating to renewal, discovery periods and coverage for events with long periods of exposure. If there is a retroactive date in your policy, no event or occurrence prior to that date will be covered under the policy even if reported during the policy period. It is therefore important for you to be certain that there are no gaps in your insurance coverage.

These gaps can occur in several ways. Among the most common are:

1. If you switch from an occurrence policy to a claims-made policy, the retroactive date in your claims-made policy should be no later than the expiration date of the occurrence policy.
2. When replacing a claims-made policy with a claims-made policy, you should consider the following:
   a. The retroactive date in the replacement policy should extend far enough back in time to cover any events with long periods of liability exposure, or
   b. If the retroactive date in the replacement policy does not extend far enough back in time to cover events with long periods of liability exposure, you should consider purchasing discovery period coverage under the old claims-made policy.
3. If you replace this claims-made policy with an occurrence policy, you may not have insurance coverage for a claim arising during the period of claims-made coverage unless you have purchased a discovery period under the claims-made policy.

DEFENSE WITHIN LIMITS

The policy is what is known as "defense within limits" policy. This means that defense costs and expenses are included within, and subject to, the applicable Limit of Liability. Therefore, defense costs or expenses incurred will reduce the Limits of Liability purchased, and may even completely exhaust the Limits of Liability. After such amount has been incurred and the Limits of Liability have been exhausted, the insurer shall have no obligation to pay defense costs or expenses, to defend, to indemnify, or to pay any damages awarded, in any claim.

As a result, when selecting please consider carefully your total insurance coverage needs - for defense costs and expenses and loss coverage - when selecting your Limit of Liability.

CAREFULLY REVIEW YOUR POLICY REGARDING THE AVAILABLE DISCOVERY PERIOD COVERAGE, INCLUDING THE LENGTH OF COVERAGE, THE PRICE AND THE TIME PERIOD DURING WHICH YOU MUST PURCHASE OR ACCEPT ANY OFFER FOR DISCOVERY PERIOD COVERAGE.

Massachusetts Filing Exemption Disclosure and Large Commercial Policyholder Acknowledgement

IMPORTANT NOTICE TO POLICYHOLDER

The policy applied for is not subject to all insurance laws that apply to other commercial lines products and may contain significant differences from a policy that is subject to all insurance laws.

The Policyholder acknowledges that it is the holder of a contract of insurance which is a corporation, partnership, trust, sole proprietorship or other business or public entity, has aggregate property and casualty insurance premiums of $30,000 excluding workers' compensation.

The Policyholder certifies that it elects to be treated as a large commercial policyholder and understands the limited regulatory oversight that the election connotes and certifies that it meets 2 of the following criteria:

(1) net worth of $10,000,000;

(2) net revenue or sales of $5,000,000;

(3) more than 25 employees per individual company or more than 50 employees per holding company aggregate;

(4) nonprofit or public entity with an annual budget or assets of $25,000,000 or more;

(5) municipality with a population of 20,000 or more; or

(6) retains a risk manager who shall be a full-time employee or a person retained by a large commercial policyholder, either of which shall be licensed and shall be 1 of the following: - (i) a certified insurance counselor; (ii) a chartered property and casualty underwriter; (iii) an associate in risk management; (iv) a certified risk manager; or (v) a licensed insurance advisor in property and casualty insurance.

I hereby acknowledge that I have read the above disclosure notice and have received a copy of the same.

[Policyholder Agent Name/Title]	[Date]
Policyholder Name (Printed Name/Title	Date

____
Signature

EXCESS PROTECT
EXCESS LIABILITY INSURANCE POLICY

THIS IS A FOLLOW FORM, CLAIMS MADE, INSURANCE POLICY THAT MUST BE READ IN CONJUNCTION WITH ALL UNDERLYING INSURANCE POLICIES TO BE UNDERSTOOD.

In consideration of payment of the premium and in reliance upon all statements made and information furnished to the insurance company shown in the Declarations (the "**Insurer**"), including the statements made in the **Application** and subject to all terms, conditions and limitations of this Policy, the **Insurer**, the **Policyholder** and the **Insureds** agree as follows:

1. Insuring Agreement

This Policy provides the **Insureds** with insurance excess of the **Underlying Insurance** for **Claims** first made against the **Insured** during the **Policy Period** or **Discovery Period**, if applicable, and reported to the **Insurer** pursuant to the provisions of this Policy. Except as specifically set forth in this Policy or in any written endorsement attached to this Policy, the coverage afforded by this Policy applies in conformance with: (1) the terms, conditions, warranties, exclusions and limitations of the **Followed Policy** as they existed on the inception date of this Policy; and (2) any narrower or more restrictive terms of the other **Underlying Insurance**, to the extent the coverage of the **Followed Policy** is limited or restricted by the terms of such other **Underlying Insurance.** This Policy shall not provide coverage broader than that provided by the **Followed Policy** unless the **Insurer** specifically agrees to grant such broader coverage herein or by written endorsement attached to this Policy.

2. General Conditions

The conditions set forth in this Section 2. General Conditions are in addition to those set forth in the **Followed Policy**, and are specific to the coverage provided by this Policy.

2.1 Coverage under this Policy shall attach only after exhaustion of the limits of liability of the **Underlying Insurance**. The limits of liability of the **Underlying Insurance** shall be exhausted by payment, in legal currency, of **Loss** by the insurers of the **Underlying Insurance**, the **Insureds** or any **DIC Insurer** (if such **DIC Insurer** is sitting excess of this Policy). The **Insurer** shall recognize any contribution in legal currency by or on behalf of an **Insured** to such exhaustion of the limits of liability of the **Underlying Insurance**.

2.2 The **Limit of Liability** as stated in Item 3 of the Declarations shall be the maximum amount payable under this Policy for all covered **Loss**, including without limitation, defense costs.

2.3 If the limits of liability of the **Underlying Insurance** are reduced solely due to actual payment in legal currency of the **Underlying Insurance**, this Policy shall continue in force as excess insurance above the remaining amount of the limits of liability of the **Underlying Insurance.** If the limits of liability of the **Underlying Insurance** are exhausted as described in Section 2.1, this Policy shall continue in force as primary insurance, subject to any applicable retention.

2.4 This Policy shall pay only in the event of reduction or the exhaustion of limit of the **Underlying Insurance** as described above and shall not drop down for any reason including, but not limited to, the uncollectibility in whole or in part of the **Underlying Insurance** or any insurance provided by a **DIC Insurer**. This Policy does not provide excess insurance above any sub-limit of liability available under any **Underlying Insurance**; however, the **Insurer** shall recognize the payment of such sub-limit of liability as erosion or reduction of the limits of liability of the **Underlying Insurance**.

2.5 Where any **Underlying Insurance** permits or requires notice to its insurer, including notice of a **Claim**, then as a condition precedent to the obligations of the **Insurer** under this Policy, the **Insureds** shall, contemporaneously with and according to the terms of the **Followed Policy**, give the same written notice to the **Insurer** at the applicable address set forth in Item 7 of the Declarations.

2.6 The **Insurer** may elect to, but is not obligated to, effectively associate in the investigation, settlement, defense or appeal of any **Claim** or matter that the **Insurer** believes, in its sole opinion, is reasonably likely to involve or to be covered under this Policy.

2.7 Any change in or modification to the **Underlying Insurance** or this Policy or assignment of interest under this Policy must be agreed upon in writing by the **Insurer**, and in no event shall any such change, modification or assignment affect this Policy's excess position or attachment point.

2.8 All **Underlying Insurance** shall be maintained in full force and effect. Failure to maintain any **Underlying Insurance** shall: (1) result in the **Insureds** becoming self-insured for the limit of liability of any such **Underlying Insurance**; and (2) not relieve the **Insurer** of any obligations under this Policy.

2.9 This Policy shall terminate immediately upon the effective date of the termination for any reason of the **Followed Policy**, (except by reason of the complete exhaustion of the **Followed Policy** as set forth above) whether by the **Insureds** or by the insurer of such policy.

3. Definitions

3.1 Any term used in this Policy, including **Application**, **Claim, Loss** and **Insured(s)** that is defined in the **Followed Policy** shall have the same meaning as assigned to such term in the **Followed Policy**.

3.2 **DIC Insurer** means any insurer of an insurance policy written specifically excess of this Policy that is contractually obligated to drop down and pay covered **Loss** that is not paid by any **Underlying Insurance**. This Policy does not follow form to the provisions of the policy of such **DIC Insurer**.

3.3 **Discovery Period** means the Discovery Period or Extended Reporting Period as described in the **Underlying Insurance.** In no event shall this Policy provide a **Discovery Period** unless, and then only to the extent, it is provided by the **Underlying Insurance**.

3.4 **Followed Policy** means the insurance policy stated as such in Item 5 of the Declarations.

3.5 **Insurer** means the entity stated in Item 7 of the Declarations.

3.6 **Policyholder** means the entity stated in Item 1 of the Declarations.

3.7 **Policy Period** means the period stated as such in Item 2 of the Declarations.

3.8 **Underlying Insurance** means the **Followed Policy** and any other insurance policies stated as such in Item 6 of the Declarations.

IN WITNESS WHEREOF, the **Insurer** has caused this Policy to be signed by its President and Secretary.

Secretary *President*

Allianz

Endorsement Number 1

Cap on Losses from Certified Acts of Terrorism

Policy Number	Effective Date
USF05426224	July 01, 2024

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following provisions are added:

If aggregate insured losses attributable to terrorist acts certified under the federal Terrorism Risk Insurance Act exceed $100 billion in a calendar year and the Insurer (the company providing coverage under this Policy) has met its Insurer deductible under the Terrorism Risk Insurance Act, the Insurer shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

Certified Act of Terrorism means an act that is certified by the Secretary of the Treasury, in accordance with the provisions of the federal Terrorism Risk Insurance Act, to be an act of terrorism pursuant to such Act, as amended. The criteria contained in the Terrorism Risk Insurance Act for a **Certified Act of Terrorism** include the following:

1. The act resulted in insured losses in excess of $5 million in the aggregate, attributable to all types of insurance subject to the Terrorism Risk Insurance Act; and
2. The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

ALL OTHER TERMS, CONDITIONS AND LIMITATIONS REMAIN UNCHANGED.

Endorsement Number 2

Sanctions Clause

Policy Number	Effective Date	Producer
USF05426224	July 01, 2024	Willis Towers Watson Northeast, Inc.

Policyholder: Fidelity Equity and High Income Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following General Condition is added:

Where coverage provided by this Policy would be in violation of any foreign or **U.S.** economic or trade sanctions such as, but not limited to, those sanctions administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC"), such coverage shall be null and void.

ALL OTHER TERMS, CONDITIONS AND LIMITATIONS REMAIN UNCHANGED.

Endorsement Number: 3

Policy Number: USF05426224
Policyholder: Fidelity Equity and High Income Funds
Effective Date: July 01, 2024

Pending and Prior Litigation Endorsement

This Endorsement modifies insurance provided under:

Excess Protect

It is agreed that:

The following is added as an Exclusion to the Policy:

The **Insurer** shall not be liable for that portion of **Loss** based upon or arising out of:

A. any demand, suit, proceeding, or investigation occurring prior to, or pending as of, July 01, 2024; or

B. any **Wrongful Act** that gave rise to such prior or pending demand, suit, proceeding, or investigation.

ALL OTHER TERMS, CONDITIONS, AND LIMITATIONS REMAIN UNCHANGED.

Allianz

Endorsement Number: 4

Policy Number: USF05426224
Policyholder: Fidelity Equity and High Income Funds
Endorsement: Effective Date: July 01, 2024

Quota Share Participation Endorsement

This Endorsement modifies insurance provided under:

Excess Protect

It is agreed that:

1. Item 3 of the Declarations is amended to add:

   Quota Share Limit of Liability: $2,500,000 p/o $25,000,000
   Quota Share Participation: 10%

2. Section 1, Insuring Agreements, is amended to add:

   This Policy is part of a quota share participation arrangement, with each Participating Insurer agreeing to participate pursuant to the Schedule below.

3. Section 2.2 of the General Conditions is deleted and replaced with:

   The **Insurer's** Quota Share Limit of Liability and Quota Share Participation as set forth in Item 3 of the Declarations (above) shall be the maximum amount payable under this Policy for all **Loss**, including without limitation, defense costs.

4. Section 2.3 of the General Conditions is amended to add:

   The liability for each Participating Insurer is several and not joint. The failure of any Participating Insurer to pay its share of **Loss**, as set forth in the Schedule, shall not increase the liability of any other Participating Insurer.

5. Section 2, General Conditions, is amended to add:

   Each Participating Insurer shall make its own determination of whether loss is covered under its respective policy. No Participating Insurer shall bind any other Participating Insurer regarding coverage.

Schedule

Participating Insurer	Policy Number	Limit of Liability
Liberty Specialty Markets Agency Limited	LSMAFL473348A	$2,500,000
Arch Reinsurance Ltd.	BFI0070459-00 08 DC	$2,500,000
Twin City Fire Insurance Co.	0665819-24	$5,000,000
Allianz Global Risks US Insurance Company	USF05426524	$2,500,000
Endurance American Insurance Company Old	FIX30063561700	$2,500,000
Republic Insurance Company	ORPRO 13 102508	$2,500,000
National Casuality Company	XJO2408997	$2,500,000
Berkley Insurance Company	BRPO8116229	$5,000,000

ALL OTHER TERMS, CONDITIONS, AND LIMITATIONS REMAIN UNCHANGED.

Endorsement Number 5

Conformance with State Statutes Endorsement
(Full Conformance)

Policy Number	Effective Date	Producer
USF05426224	July 01, 2024	Willis Towers Watson Northeast, Inc.

Policyholder: Fidelity Equity and High Income Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

Excess Protect

It is agreed that:

In the event of any inconsistency between the state amendatory attached to this Policy and any term or condition of this Policy, the **Insurer** will resolve the inconsistency by applying the provision that is more favorable to the **Insured**, to the extent permitted by applicable law.

ALL OTHER TERMS, CONDITIONS AND LIMITATIONS REMAIN UNCHANGED.

Endorsement Number 6

Limit of Liability Amended Endorsement
(Tie-In of Limits – Absolute)

Policy Number	Effective Date	Producer
USF05426224	July 01, 2024	Willis Towers Watson Northeast, Inc.

Policyholder: Fidelity Equity and High Income Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

Excess Protect

It is agreed that:

I. Subsection 2.2 in General Conditions is amended to add the following to the end thereof:
The combined **Limit of Liability** of the **Insurer** for all **Loss** under both this Policy and also under an **Other Allianz Policy** shall be $2,500,000
Accordingly, the **Limit of Liability** for **Loss** under this Policy shall be reduced by **Loss** incurred under the **Other Allianz Policy** because the **Limit of Liability** under the **Other Allianz Policy** is now part of and not in addition to the **Limit of Liability** of this Policy as set forth in Item 3 of the Declarations of this Policy.
Nothing in this endorsement shall be construed to increase the **Insurer's Limit of Liability** set forth the Declarations of such **Other Allianz Policy** which shall remain the maximum liability of the **Insurer** for all **Loss** under such **Other Allianz Policy**, or the **Insurer's Limit of Liability** under this Policy as set forth in Item 3 of the Declarations of this Policy which shall remain the maximum liability of the **Insurer** for all **Loss** in the aggregate under this Policy.

II. The following is added to the Definitions Section:
Other Allianz Policy means policy number USF05426324 issued to Fidelity Equity and High Income Funds by Allianz Global Risks US Insurance Company (or any renewal or replacement of such policy or which succeeds such policy in time).

ALL OTHER TERMS, CONDITIONS AND LIMITATIONS REMAIN UNCHANGED.

Endorsement Number 7

Exhaustion Provision Amended Endorsement

Policy Number	Effective Date
USF05426224	July 01, 2024

Policyholder: Fidelity Equity and High Income Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

Excess Protect

It is agreed that:

Subsection 2.1 in General Conditions is deleted in its entirety and replaced with the following:

> Coverage under this Policy shall attach only after exhaustion of the limits of liability of the **Underlying Insurance**. The limits of liability of the **Underlying Insurance** shall be exhausted by payment, in legal currency, of **Loss** by the insurers of the **Underlying Insurance**, the **Insureds**, and/or any other source. The **Insurer** shall recognize any contribution in legal currency by or on behalf of an **Insured** to such exhaustion of the limits of liability of the **Underlying Insurance**.

ALL OTHER TERMS, CONDITIONS AND LIMITATIONS REMAIN UNCHANGED.

ARCH REINSURANCE LTD

EXCESS DIRECTORS AND OFFICERS LIABILITY INSURANCE POLICY

"BERMUDA SHORTS" FORM

THIS IS A CLAIMS MADE POLICY. DEFENSE COSTS ARE INCLUDED IN THE LIMIT OF LIABILITY. Except as otherwise provided herein, this Policy covers only Claims first made against the Insureds during the Policy Period. PLEASE READ THIS POLICY CAREFULLY.

DECLARATIONS

Policy No.: **FIF0070462-00**

Item 1. **Named Insured:** **Fidelity Equity and High Income Funds**
Address: 88 Black Falcon
First Floor, East Side, Suite 167
Mailzone V7E
Boston, MA 02210
U.S.A.

Item 2. **Policy Period:**
From: July 1, 2024
To: July 1, 2025
12:01 a.m. local time at the address stated in Item 1.

Item 3. **Limit of Liability:** $2,500,000 part of $25,000,000

Item 4: **Underlying Insurance:**

	Insurer	Limit of Liability	Attachment
Primary Policy:	Berkshire Hathaway Specialty Insurance Company	$10,000,000	
1st Excess:	ACE American Insurance Company	$10,000,000	$10,000,000
2nd Excess:	National Union Fire Insurance Company of Pittsburgh, Pa.	$10,000,000	$20,000,000
3rd Excess:	ICI Mutual Insurance Company	$10,000,000	$30,000,000
4th Excess:	Allied World Assurance Company, AG	$10,000,000	$40,000,000
5th Excess:	QBE Insurance Corporation	$10,000,000	$50,000,000
6th Excess:	Travelers Casualty and Surety Company of America	$10,000,000	$60,000,000
7th Excess:	Continental Casualty Company	$10,000,000	$70,000,000
8th Excess:	Starr Indemnity & Liability Company	$10,000,000	$80,000,000

9th Excess:	AXIS Insurance Company	$5,000,000	$90,000,000
10th Excess:	Zurich American Insurance Company	$5,000,000	$95,000,000
11th Excess:	Ironshore Indemnity Inc.	$5,000,000 p/o $50,000,000	$100,000,000
	Mosaic Syndicate Services Limited	$5,000,000 p/o $50,000,000	$100,000,000
	XL Specialty Insurance Company	$5,000,000 p/o $50,000,000	$100,000,000
	Everest National Insurance Company	$7,000,000 p/o $50,000,000	$100,000,000
	U.S. Specialty Insurance Company	$8,000,000 p/o $50,000,000	$100,000,000
	Twin City Fire Insurance Co.	$10,000,000 p/o $50,000,000	$100,000,000
	Freedom Specialty Insurance Company	$10,000,000 p/o $50,000,000	$100,000,000

Item 5. **Extended Reporting Period:** As per the Primary Policy
Additional Period:
Additional Premium:

Item 6. **Notice to Insurer:**

Notice Of **Claim(s)** To Be Sent To:

Arch Reinsurance Ltd
Waterloo House, Ground Floor
100 Pitts Bay Road
Pembroke
Bermuda HM 08
Fax (441) 278 9276
Attention: Professional Claims
Email: professionalclaims@archinsurance.bm

All Other Notices To Be Sent To:

Arch Reinsurance Ltd
Waterloo House, Ground Floor
100 Pitts Bay Road
Pembroke
Bermuda HM 08
Fax (441) 278 9276
Attention: Professional Underwriting

Item 7. **Policy Premium:** $7,500

Countersigned at Hamilton, Bermuda on the **9th** day of **October 2024**.

Authorized Representative

Arch Reinsurance Ltd.

ARCH REINSURANCE LTD

EXCESS DIRECTORS AND OFFICERS LIABILITY INSURANCE POLICY

In consideration of the payment of the premium and in reliance upon the **Application**, the Insurer specified in the Declarations (the "**Insurer**") and the **Insureds** agree as follows:

I. INSURING AGREEMENT

This Policy provides excess coverage after exhaustion of the **Underlying Limit**. Except as otherwise provided in this Policy, coverage under this Policy shall follow form to, and apply in conformance with, the provisions of the **Primary Policy** as of the inception of this Policy. Notwithstanding the foregoing, this Policy shall provide no broader coverage than the most restrictive policy of **Underlying Insurance** and shall not be subject to any "state amendatory" or similar state specific endorsement to the **Primary Policy**.

II. EXHAUSTION OF THE UNDERLYING LIMIT

A. The **Underlying Limit** shall be exhausted by payment, in legal currency, of covered **Loss** by the insurers of **Underlying Insurance**, the **Insureds**, or any **DIC Insurer**.

B. If this Policy becomes primary insurance because of the exhaustion of the **Underlying Limit**, the applicable deductible or retention of the **Primary Policy** shall apply to each **Claim** handled by the **Insurer** on a primary insurance basis. No deductible or retention shall apply to any **Claim** handled by the **Insurer** on an excess insurance basis.

C. If any policy of **Underlying Insurance** grants any coverage subject to a sub-limit of liability, this Policy shall not offer such coverage. However, this Policy shall recognize any reduction of the **Underlying Limit** by any payment under such coverage.

III. DEFINITIONS

Whether used in the singular or plural, the following terms shall have the meanings specified below:

A. "**Application**" and "**Claim**" shall have the same meaning specified for such terms in the **Primary Policy**.

B. "**Loss**" shall have the same meaning specified for such term in the **Primary Policy**, except that punitive damages are included within **Loss** to the extent such damages are legally insurable under the internal laws of England and Wales, notwithstanding anything to the contrary in the **Primary Policy**.

C. "**DIC Insurer**" means any insurer of an insurance policy written specifically excess of this Policy that is contractually obligated to drop down and pay covered **Loss** that is not paid by any **Underlying Insurance**. This Policy does not follow form to the provisions of the policy of such **DIC Insurer**.

D. "**Insureds**" means all persons and entities entitled to coverage under the **Primary Policy**.

E. "**Primary Policy**" and any "**Underlying Excess Policies**" are identified in Item 4 of the Declarations.

F. "**Underlying Insurance**" means the **Primary Policy** and any **Underlying Excess Policies**.

G. "**Underlying Limit**" means the aggregate sum of all limits of liability of all **Underlying Insurance** as shown in Item 4 of the Declarations.

IV. LIMIT OF LIABILITY

The Limit of Liability specified in Item 3 of the Declarations is the maximum aggregate amount that the **Insurer** shall pay under this Policy for all covered **Loss**, including, without limitation, defense costs.

V. DUTIES IN THE EVENT OF A CLAIM

The **Insureds** shall give notice to the **Insurer** of any **Claim** or potential **Claim** in conformance with the notice provisions of the **Primary Policy** except that such notice shall be delivered to the address specified in Item 6 of the Declarations. The **Insurer** shall have the right to participate in the investigation, settlement and defense of any **Claim** noticed under this Policy, even if the **Underlying Limit** has not been exhausted. The **Insureds** shall give the **Insurer** all information and cooperation as the **Insurer** may reasonably request.

VI. EXTENDED REPORTING PERIOD

If the **Insureds** elect and are granted an extended reporting period or discovery period under all **Underlying Insurance**, then the **Insureds** shall also be entitled to elect an extended reporting period under this Policy. Such extended reporting period shall follow form to, and apply in conformance with, the provisions of the **Primary Policy** provided that the premium and duration of such extended reporting period shall be as specified in Item 5 of the Declarations.

VII. MAINTENANCE OF UNDERLYING INSURANCE

All **Underlying Insurance** shall be maintained in full effect. Failure to maintain any **Underlying Insurance** shall: (i) result in the **Insureds** becoming self-insured for the limit of liability of any such **Underlying Insurance**; and (ii) not relieve the **Insurer** of any obligation under this Policy.

VIII. CHANGES

This Policy shall not be changed or assigned in any manner except by written agreement of the **Insurer**.

IX. ARBITRATION

No provision of the **Primary Policy** as respects service of suit, submission to the jurisdiction of any court or other provision of the **Primary Policy** relating to the resolution of disputes, controversies or claims shall apply to this Policy, and the following shall apply to this Policy:

A. Any dispute, controversy or claim arising out of or relating to this Policy or the breach, termination or alleged invalidity thereof shall be finally and fully determined in London, England under the provisions of the Arbitration Act of 1996 (the "Act"), and/or any statutory modifications or amendments thereto, for the time being in force, by a Board composed of three arbitrators to be selected for each controversy as follows:

Any party may, in the event of a dispute, controversy or claim, notify the other party or parties to such dispute, controversy or claim of its desire to arbitrate the matter, and at the time of such notification the party desiring arbitration shall notify the other party or parties of the name of the arbitrator selected by it. The other party who has been so notified shall within thirty (30) calendar days thereafter select an arbitrator and notify the party desiring arbitration of the name of such second arbitrator. If the party notified of a desire for arbitration shall fail or refuse to nominate the second arbitrator within thirty (30) calendar days following the receipt of such notification, the party who first served notice of a desire to arbitrate will, within an additional period of thirty (30) calendar days, apply to a judge of the High Court of Justice of England and Wales for the appointment of a second arbitrator and in such a case the arbitrator appointed by such a judge shall be deemed to have been nominated by the party or parties who failed to select the second arbitrator. The two arbitrators, chosen as above provided, shall within thirty (30) calendar days after the appointment of the second arbitrator choose a third arbitrator. In the event of the failure of the first two arbitrators to agree on a third arbitrator within said thirty (30) calendar day period, either of the parties may within a period of thirty (30) calendar days thereafter, after notice to the other party or parties, apply to a judge of the High Court of Justice of England and Wales for the appointment of a third arbitrator and in such case the person so appointed shall be deemed and shall act as a third arbitrator. Upon acceptance of the appointment by said third arbitrator, the Board of Arbitration for the controversy in question shall then be deemed fixed.

B. The arbitration hearing shall be located, at the election of the **Insured** parties, in London, England; Bermuda; Toronto, Canada; or Vancouver, British Columbia. The Board of Arbitration shall fix, by a notice in writing to the parties involved, a reasonable time and place for the hearing and may prescribe reasonable rules and regulations governing the course and conduct of the arbitration proceeding, including, without limitation, discovery by the parties.

C. The Board of Arbitration shall, within ninety (90) calendar days following the conclusion of the hearing, render its decision on the matter or matters in controversy in writing and shall cause a copy thereof to be served on all the parties thereto. In case the Board of Arbitration fails to reach a unanimous decision, the decision of the majority of the members of said Board shall be deemed to be the decision of the Board and the same shall be final and binding on the parties thereto. Such decision shall be a complete defense to any attempted appeal or litigation of such decision in the absence of fraud or collusion. Without limiting the foregoing, the parties waive any right to appeal, and/or seek collateral review of the decision of the Board of Arbitration by any court or other body to the fullest extent permitted by applicable law, including, without limitation, application or appeal under Sections 45 or 69 of the Act.

D. In the event that the **Insureds** prevail in the arbitration proceeding, then the **Insurer** shall pay to such **Insureds** the attorneys' fees, expert fees and other necessary out-of-pocket costs and expenses reasonably incurred by such **Insureds** in the arbitration proceeding and shall pay the fees and expenses of the Board of Arbitration, such payment to be in addition to and not part of any applicable Limit of Liability under this Policy. In the event the **Insurer** prevails in the arbitration proceeding, then such fees and expenses of the **Insurer** shall be paid as may be ordered by the Board of Arbitration within its sole discretion.

X. GOVERNING LAW AND INTERPRETATION

This Policy, and any dispute, controversy or claim arising out of or relating to this Policy, shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, except insofar as such laws: (i) may prohibit payment hereunder in respect of punitive damages; (ii) pertain to the procurement, issuance, delivery, renewal, nonrenewal or cancellation of policies of insurance or the regulation under New York Insurance Law, or regulations issued by the Insurance Department of the State of New York pursuant thereto, applying to insurers doing insurance business within the State of New York or as respects risks or insureds situated in the State of New York; or (iii) are inconsistent with any provisions of this Policy.

Notwithstanding anything herein to the contrary, the provisions, stipulations, exclusions and conditions of this Policy are to be construed in an evenhanded fashion as between the parties. Without limitation, where the language of this Policy is deemed to be ambiguous or otherwise unclear, the issue shall be resolved in the manner most consistent with the relevant provisions, stipulations, exclusions and conditions (without regard to authorship of the language, without any presumption or arbitrary interpretation or construction in favor of either the **Insureds** or the **Insurer**, without reference to the "reasonable expectations" of either thereof or to contra proferentem and without reference to parol or other extrinsic evidence). To the extent that New York law is inapplicable by virtue of any exception or proviso enumerated above or otherwise, and as respects any arbitration procedure pursuant to this Section 9 above, the internal laws of England and Wales shall apply.

Endorsement No.: **1**
This endorsement, effective: **July 1, 2024** (at 12:01 A.M. prevailing time at the address of the Insured Company as shown in item 1 of the Declarations)
Forms a part of Policy No.: **FIF0070462-00**
Issued to: **Fidelity Equity and High Income Funds**
By: **Arch Reinsurance Ltd.**

TIE-IN OF LIMIT ENDORSEMENT

In consideration of the premium charged, it is agreed that the following is added to this Policy, notwithstanding anything to the contrary in the Primary Policy:

It is expressly agreed that this Policy and Policy Number **BFI0070461-00** issued by Arch Reinsurance Ltd (the "Other Policy") share a single limit of liability. Therefore:

(1) The Insurer's maximum limit of liability for all Loss, including Defense Expenses, under this Policy, and for all Loss, including Defense Expenses, under the Other Policy, in the aggregate, will not exceed **$2,500,000**.

(2) Any payments by the Insurer under this Policy shall reduce, and possibly exhaust, the limit of liability available for the payment of claims under the Other Policy. Similarly, any payments by the Insurer under the Other Policy shall reduce, and possibly exhaust, the limit of liability available for the payment of Claims under this Policy.

(3) When the sum total of Claims under this Policy and claims under the Other Policy equals **$2,500,000**, then the Insurer's obligations under this Policy and the Other Policy shall be completed fulfilled and extinguished.

All other terms and conditions of this Policy remain unchanged.

Authorized Representative

Arch Reinsurance Ltd.

Liberty Specialty Markets Agency Limited
141 Front Street
Hamilton HM 19, Bermuda
v: 441 279 7000

EXCESS FOLLOW FORM LIABILITY POLICY
DECLARATIONS

POLICY NO.: LSMAFL473347A

Item 1.	Insured:	Fidelity Equity and High Income Funds (and others as more fully described in the Followed Policy)
	Insured Address:	c/o FMR LLC 88 Black Falcon Ave, First Floor, East Side, Suite 167, Mailzone V7E, Boston, MA 02210
Item 2.	Coverage Provided:	Excess Fund Crime Coverage
Item 3.	Followed Policy:	Insurer: Berkshire Hathaway Specialty Insurance Company Policy number: 47-EPF-315882-04
Item 4.	Policy Period:	From 12:01 A.M. on July 1, 2024 To 12:01 A.M. on July 1, 2025 (Local time at the address shown in Item 1.)
Item 5.	Premium:	USD 7,500
Item 6.	Limit of Liability:	USD 2,500,000 Part of USD 25,000,000 for all covered loss under all coverages per claim and in the aggregate.
Item 7.	Underlying Policy Limits:	USD 150,000,000 (Underlying policies as bound and/or issued and on file with the Company, herein referred to as the "Underlying Policies") all covered loss under all coverages per claim and in the aggregate
Item 8.	Endorsements at issuance:	(1) 105.2 Quota Share Endorsement (2) MANU Tie-in of Limits Endorsement (3) 404.3 Sanctions Limitation Endorsement
Item 9.	Name and address for all notices under this policy:	
	(a) Claims: Or:	BermudaClaims@libertyglobalgroup.com Liberty Specialty Markets Agency Limited Attention: Claims Manager 141 Front Street Hamilton HM19, Bermuda
	(b) All other notices:	Liberty Specialty Markets Agency Limited Attention: Underwriting Department 141 Front Street Hamilton HM19, Bermuda

Liberty Specialty Markets

EXCESS FOLLOW FORM LIABILITY POLICY
DECLARATIONS

Item 10.	The Company:	Liberty Specialty Markets Agency Limited for and on behalf of subscribing Insurers as follows: 75% Liberty Specialty Markets Bermuda Limited 25% Everen Specialty Ltd.
Item 11.	Declaration:	The subscribing Insurers' obligations under this Policy are several and not joint and are limited solely to the extent of their individual subscriptions. No subscribing Insurer is responsible for the subscription of any co-subscribing Insurer.

THESE DECLARATIONS, THE POLICY FORM AND ANY ENDORSEMENTS ATTACHED HERETO, TOGETHER WITH THE COMPLETED AND SIGNED APPLICATION, INCLUDING INFORMATION FURNISHED IN CONNECTION THEREWITH WHETHER DIRECTLY OR THROUGH PUBLIC FILING FOR THE FOLLOWED POLICY, ANY UNDERLYING POLICIES AND THIS POLICY, CONSTITUTE THE INSURANCE POLICY WHICH THE COMPANY HAS ISSUED IN RELIANCE UPON THE COMPLETENESS AND ACCURACY OF THE APPLICATION(S) AND OTHER INFORMATION PROVIDED TO THE COMPANY BY OR ON BEHALF OF THE INSURED.

____
Authorized Representative

EXCESS FOLLOW FORM LIABILITY POLICY

A. INSURING AGREEMENT

The Company shall indemnify the Insured for covered loss in accordance with the terms, conditions and limitations of the Followed Policy in effect at inception, as modified by and subject to the terms, conditions and limitations of this Policy in effect at inception. Notwithstanding the foregoing, this Policy shall not provide broader coverage than that provided by the Underlying Policies, or any policy issued by any participating quota share insurer, unless such broader coverage is specifically agreed to herein or in an endorsement attached hereto.

B. LIMIT OF LIABILITY

The Company's obligations under this Policy attach only after the Underlying Policy Limits have been reduced or exhausted through payments of covered loss by, on behalf of or in the place of the Insurers of the Underlying Policies pursuant to the terms and conditions of the Underlying Policies. This Policy shall continue in force as primary insurance only upon the exhaustion of the Underlying Policy Limits and payment of any applicable retention. This Policy shall recognize erosion of Underlying Policy Limits of an Underlying Policy through payment of covered loss by others pursuant to the terms and conditions of the Underlying Policy. The Company's obligations under this Policy shall not be increased, expanded or otherwise changed, nor shall the Insurer drop down or make payment by reason of the receivership, insolvency, or inability or the refusal to pay of any underlying insurer, or the cancellation of any of the Underlying Policies. Payments made under any State Amendatory endorsement or sub-limit of liability shall be deemed to apply toward exhaustion of the limits of liability of the Underlying Policies, but this Policy shall not follow such amendatory endorsement or sub-limit of liability. At all times, the risk of uncollectibility of any part of the Underlying Policy Limits, for any reason, is expressly retained by the Insured and any insureds, and is neither covered under this Policy nor assumed by the Company.

C. PUNITIVE DAMAGES

This Policy shall cover punitive damages notwithstanding whether or not punitive damages are insurable under the law(s) applicable to the Underlying Policies. The coverage afforded by this paragraph is included within, and does not increase the Limit of Liability. In the event any of the Underlying Policies do not cover punitive damages, the Insured shall be self-insured with respect to such damages.

D. CLAIMS

This Policy shall follow the claims provisions of the Followed Policy with notice hereunder being sent to the Company at either address stated in Item 9 (a) above. In matters regarding claims, the Company shall act on its own behalf with respect to the handling and settlement of any claim and shall have the right, but not duty, to effectively associate with the Insured regarding the investigation, defense, negotiation of settlement and settlement of any claim that is or reasonably could be covered in whole or in part by this Policy. The Insured shall do nothing that may prejudice the Company's position or potential rights of recovery.

EXCESS FOLLOW FORM LIABILITY POLICY

E. MODIFICATION AND CANCELLATION

Modification of any term, condition, limitation or exclusion of the Followed Policy or the Underlying Policies not agreed upon prior to the binding date of this Policy shall alter the terms of this Policy only upon the written consent of the Company. Written consent at the sole discretion of the Company by endorsement is required with respect to modifications which: (i) expand the coverage of an Underlying Policy, (ii) change the policyholder name or address, or (iii) modify premium. This Policy shall follow the cancellation terms of the Followed Policy, except that in the event the Company cancels this Policy for non-payment of premium this Policy shall be void ab initio.

F. CHOICE OF LAW

This Policy shall be construed and enforced in accordance with the applicable law as set forth in the Followed Policy. In the event the Followed Policy does not specify a choice of law, this Policy, shall be construed and enforced in accordance with the laws of the State of New York. Notwithstanding the foregoing, at all times Paragraph C above shall always be construed and enforced solely in accordance with the laws of Bermuda. Notwithstanding any law, rule of construction or Underlying Policy language to the contrary, the warranties, terms, conditions, exclusions and limitations of this Policy are to be construed in an evenhanded fashion between the Insurer and an insured.

G. ALTERNATIVE DISPUTE RESOLUTION AND STATE STATUTES

This Policy shall follow the Arbitration or Alternative Dispute Resolution (collectively "ADR") terms of the Followed Policy. In the event the Followed Policy does not provide for ADR, then any dispute arising out of or in connection with this Policy shall be referred to and fully and finally resolved solely by Arbitration held in Hamilton, Bermuda under The Bermuda International Conciliation and Arbitration Act of 1993 (exclusive of the Conciliation Part of such act), as may be amended and supplemented, which Act is deemed incorporated by reference hereto, with the number of arbitrators being set at three and both parties agreeing to bear the costs of their own arbitrator with the remaining costs borne equally by both parties.

Notwithstanding any provision of the Followed Policy or Underlying Policies, this Policy shall not conform to the Statutes of any State of the United States of America, its territories, possessions or Puerto Rico and the Company does not consent to either the service of suit within the United States of America, its territories, possessions or Puerto Rico or the jurisdiction of any federal, territorial or state court of the United States of America, its territories, possessions or Puerto Rico.

IN WITNESS WHEREOF, the Company has caused this Policy to be signed by its duly appointed Authorized Representative on November 1, 2024.

____
Authorized Representative

Endorsement No.:	**1**
This endorsement, effective:	July 1, 2024 (at 12:01 A.M. prevailing time at the address of the Insured as shown in Item 1 of the Declarations)
Forms a part of Policy No.:	LSMAFL473347A
Issued to:	Fidelity Equity and High Income Funds
By:	Liberty Specialty Markets Agency Limited

QUOTA SHARE ENDORSEMENT

In consideration of the premium charged, it is hereby understood and agreed that **Item 6**. Limit of Liability of the Declarations is deleted and replaced with the following:

ITEM 6. LIMIT OF LIABILITY: USD 2,500,000 quota share part of USD 25,000,000 for all covered loss under all coverages combined per claim and in the aggregate.

It is further understood and agreed that paragraph **A. INSURING AGREEMENT is** deleted and replaced with the following paragraph **A. INSURING AGREEMENT**:

A. INSURING AGREEMENT

The Company shall only indemnify the Insured for its percentage participation of covered loss in accordance with the terms, conditions and limitations the Followed Policy in effect at inception, as modified by and subject to the terms, conditions, limitations of this Policy in effect at inception. Notwithstanding the foregoing, this Policy shall not provide broader coverage that that provided by the Underlying Policies, or any policy issued by any participating quota share insurer, unless such broader coverage is specifically agreed to herein or in an endorsement attached hereto. It is further understood and agreed that paragraph **B. LIMIT OF LIABILITY** is deleted and replaced with the following paragraph **B. LIMIT OF LIABILITY**:

B. LIMIT OF LIABILITY

The Company's obligations under this Policy attach only after the Underlying Policy Limits have been reduced or exhausted through payments of covered loss by, on behalf of or in the place of the Insurers of the Underlying Policies pursuant to the terms and conditions of the Underlying Policies. This Policy shall continue in force as primary insurance only upon the exhaustion of the Underlying Policy Limits and payment of any applicable retention. This Policy shall recognize erosion of Underlying Policy Limits of an Underlying Policy through payment of covered loss by others pursuant to the terms and conditions of the Underlying Policy. The Company's obligations under this Policy shall not be increased, expanded or otherwise changed, nor shall the Insurer drop down or make payment by reason of the receivership, insolvency, or inability or the refusal to pay of any underlying insurer, or the cancellation of any of the Underlying Policies. Payments made under any State Amendatory endorsement, other quota share endorsement or sub-limit of liability shall be deemed to apply toward exhaustion of the limits of liability of the Underlying Policies, but this Policy shall not follow such amendatory endorsement, other quota share endorsement or sub-limit of liability. This Policy shall pay a maximum of 10% of USD 25,000,000 (USD 2,500,000) of all covered Loss excess of USD 150,000,000 subject to a maximum aggregate Limit of Liability of USD 2,500,000. The obligation of the Company to pay for loss is several and not joint of the obligation of any other participating quota share insurer or any other insurer. At all times, the risk of uncollectibility of any part of the Underlying Policy Limits, for any reason, is expressly retained by the Insured and any insureds, and is neither covered under this Policy nor assumed by the Company.

All other terms, conditions, limitations and exclusions of this Policy remain unchanged.

Authorized Representative

Endorsement No: **2**
This endorsement, effective: July 1, 2024
(at 12:01 A.M. prevailing time at the address of the Insured as shown in Item 1 of the Declarations)
forms a part of Policy No: LSMAFL473347A
Issued to: Fidelity Equity and High Income Funds
by: Liberty Specialty Markets Agency Limited

TIE-IN OF LIMITS ENDORSEMENT

In consideration of the premium charged, it is hereby understood and agreed that the following is added to this Policy:

Notwithstanding anything above to the contrary, with regard to any claims or losses for which coverage is simultaneously afforded, in whole or in part, under this Policy (Policy number LSMAFL473347A) and policy number LSMAFL473346A or any extension or renewal thereof, the total aggregate limit of said policies shall be no more than USD 2,500,000.

All other terms, conditions, limitations and exclusions of this Policy remain unchanged.

Authorized Representative

Endorsement No.:	**3**
This endorsement, effective:	July 1, 2024 (at 12:01 A.M. prevailing time at the address of the Insured as shown in Item 1 of the Declarations)
Forms a part of Policy No.:	LSMAFL473347A
Issued to:	Fidelity Equity and High Income Funds
By:	Liberty Specialty Markets Agency Limited

SANCTIONS LIMITATION ENDORSEMENT

No (re)insurer shall be deemed to provide cover and no (re)insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that (re)insurer to any sanction, prohibition or restriction under United Nations' resolutions or the trade or economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

All other terms, conditions, limitations and exclusions of this Policy remain unchanged.

Authorized Representative

Home Office:
One West Nationwide Blvd.
Columbus, OH 43215
Administrative Office:
18700 North Hayden Road
Scottsdale, AZ 85255

January 23, 2025

Mary Coughlin
Willis
Willis Towers Watson Northeast, Inc.
75 Arlington Street
Floor 10, MA 02116

RE: Fidelity Equity & High Income Funds
Policy Number: XJO2408997
Liability Limit: $2,500,000 Part of $25,000,000 Excess of $150,000,000 Single Loss Limit of Liability
$2,500,000 Part of $25,000,000 Excess of $150,000,000 Aggregate Limit of Liability

Dear Mary,

Nationwide is pleased to provide you with the enclosed Fidelity Equity & High Income Funds Policy, with effective dates 07/01/2024 to 07/01/2025, issued by National Casualty Company ("the Company") to the above captioned insured.

As requested, the Policy has been issued despite the fact that Nationwide has not received all of the Underlying Excess policy(ies)/endorsements.

As you are aware, the binder for this Policy may contain a subjectivity(ies) regarding receipt, review and acceptance of complete copies of the binders for all of the Underlying Excess policies, as well as complete copies of all of the policies themselves. If applicable, please forward complete copies of all of the policies to my attention as soon as possible.

The Company fully reserves its rights to amend the Policy in the event that any inconsistencies exist between the binders related to the policies and the policies when issued. In addition, by issuing the Policy, the Company does not waive any rights or defenses it may have in connection with the Policy, nor is it stopped from asserting all or any defenses that may be available to it with regard to the Policy.

If you have any questions or concerns, please do not hesitate to contact me.

Sincerely,

Nicole Young

Enclosures

Underwritten by: National Casualty Company
Home Office: One West Nationwide Boulevard · Columbus, Ohio 43215
Administrative Office: 18700 North Hayden Road · Scottsdale, Arizona 85255
1-800-423-7675 · A Stock Company

EXCESS INSURANCE POLICY
Crime and Fidelity

DEPENDING UPON THE TERMS OF THE FOLLOWED POLICY, THIS POLICY MAY APPLY ONLY TO LOSSES FIRST DISCOVERED DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD, IF APPLICABLE, AND THE LIMIT OF LIABILITY MAY BE REDUCED BY PAYMENT OF DEFENSE COSTS. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

DECLARATIONS

Item 1. **Named Insured &** Mailing Address:
FIDELITY EQUITY & HIGH INCOME FUNDS
C/O FMR LLC
88 FALCON , FIRST FLOOR, EAST SIDE , SUITE 167, MAILZONE V7E
BOSTON, MA 02210

Policy No.: XJO2408997
Agent No.: 20408
Renewal No.: NEW

Item 2. Limit of Liability (maximum amount payable by the **Insurer** under this Policy)*
A. Single Loss Limit (Commercial Crime or Financial Institution Bond): $ 2,500,000
B. Aggregate Limit (Financial Institution Bond only): $ 2,500,000
*Aggregate Limit is applicable to FI Bond only Part of $ 25,000,000

Item 3. **Policy Period:**
07/01/2024 to 07/01/2025 12:01 A.M. standard time at **Named Insured's** Mailing Address

Item 4. Schedule of **Underlying Policies:**
"Followed Policy" means the policy or coverage section identified below in the Schedule of **Underlying Policies,** as constituted at its inception (unless the **Insurer** consents to any change thereto by written endorsement to this Policy).

Followed Policy	Underlying Insurer	Underlying Policy	Limit of Liability ☒ Single ☒ Aggregate	Policy Period
☒	**BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY**	47-EPF-315882-04	$10,000,000	07/01/2024 - 07/01/2025

DEDUCTIBLE:
$400,000

SEE FORM UT-358 12-07 FOR COMPLETE SCHEDULE OF UNDERLYING POLICIES

"Underlying Limits" means the following amount: $ 150,000,000
Single Loss Limit (Financial Institution Bond or Commercial Crime): $ 150,000,000
Aggregate Limit (Financial Institution Bond only): $ 150,000,000

"Underlying Policies" means all policies or coverage sections of policies identified in the above Schedule of **Underlying Policies,** as constituted at their inception (unless the **Insurer** consents to any change thereto by written endorsement to this Policy). **"Underlying Insurer"** means any insurer identified in the above Schedule of **Underlying Policies** as issuing an **Underlying Policy.**

Item 5. **Premium:** $7,500 **Terrorism Premium:** $0 **Total Premium:** $7,500

Item 6. Notice of Claims to:	Other Notices to:
National Casualty Company Claim Department PO Box 182452 Columbus, Ohio 43218-2452 mlsreportaloss@nationwide.com	National Casualty Company Claim Department PO Box 182452 Columbus, Ohio 43218-2452 mlsreportaloss@nationwide.com

These Declarations, together with the application (as defined in the **Followed Policy**) and any information submitted therewith, the Policy, and any written endorsement(s) attached thereto, shall constitute the contract between the **Insureds** and the **Insurer.**

Nationwide®

Underwritten by: National Casualty Company
Home Office: One Nationwide Plaza · Columbus, Ohio 43215
Administrative Office: 18700 North Hayden Road · Scottsdale, Arizona 85255
1-800-423-7675 · A Stock Company

In Witness Whereof, the Company has caused this policy to be executed and attested.

Secretary President

The information contained herein replaces any similar information contained elsewhere in the policy.

National Casualty Company

SCHEDULE OF FORMS AND ENDORSEMENTS

Policy No. XJO2408997 Effective Date 07/01/2024

12:01 A.M. Standard Time

Named Insured Fidelity Equity & High Income Funds Agent No. 20408

XJ-D-1	08-22	EXCESS INSURANCE POLICY CRIME AND FIDELITY DECLARATIONS
UT-COVPG	03-21	COVER PAGE
UT-SP-2	12-95	SCHEDULE OF FORMS AND ENDORSEMENTS
XJ-P-1	08-17	EXCESS INSURANCE POLICY CRIME AND FIDELITY
UT-358	12-07	SCHEDULE OF UNDERLYING POLICIES
XM-207	08-17	AMEND REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS-LOSS
XM-202	08-17	AMEND CONDITIONS OF COVERAGE
XM-232	08-17	QUOTA SHARE ENDORSEMENT
UT-3G	03-92	EXCESS POLICY - TIE IN OF LIMITS - AS EXPIRING
UT-3G	03-92	EXCESS POLICY - AMEND CONDITIONS OF COVERAGE - AS EXPIRING
UT-3G	06-24	TIE IN ENDORSEMENT (D&O/E&O)
NOTN0442CW	03-22	U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS
NOTN0602MA-POL	03-21	POLICYHOLDER DISCLOSURE-MASSACHUSETTS NOTICE OF TERRORISM INSURANCE COVERAGE

Underwritten by: National Casualty Company
Home Office: One Nationwide Plaza • Columbus, Ohio 43215
Administrative Office: 8877 North Gainey Center Drive • Scottsdale, Arizona 85258
1-800-423-7675 • A Stock Company

EXCESS INSURANCE POLICY
Crime and Fidelity

UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY APPLIES ONLY TO LOSSES FIRST DISCOVERED BY THE INSURED DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD.

In consideration of the payment of the premium and in reliance upon the application (as defined in the **Followed Policy**) and any information submitted therewith, and subject to the Declarations and terms and conditions of this Policy, the persons and entities entitled to coverage under the **Followed Policy** (the **"Insureds"**) and the **Insurer** agree as follows:

I. INSURING AGREEMENT

The **Insurer** shall provide insurance coverage excess of the **Underlying Limits** in accordance with the same terms, definitions, conditions, exclusions and limitations as are contained in the **Followed Policy,** except with respect to the premium, the limit of liability and as otherwise provided herein.

II. DEFINITIONS

"Financial Insolvency" means the status of any **Underlying Insurer** being subject to the appointment, by any state, federal or foreign official, agency or court, of any receiver, conservator, liquidator, trustee, rehabilitator or similar official to take control of, supervise, manage or liquidate such **Underlying Insurer.**

III. REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS

A. The **Insurer** shall not provide any coverage under this Policy until the full amount of the **Underlying Limits** has been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of amounts covered under the terms of the **Underlying Policies** by any or all of the following:

(1) the **Underlying Insurers** under the **Underlying Policies;**

(2) the **Insured;** or

(3) any other source.

B. In the event that **Underlying Limits** are partially reduced by reason of actual payments as described in Section **III.A.** above, then subject to the Limit of Liability this Policy shall continue to apply as excess over the reduced **Underlying Limits.**

C. 1. In the event that a Single Loss Limit of Liability is selected in Item **2.A.** of the Declarations, and the **Underlying Polices** have paid the full amount of their Single Loss Underlying Limits for each and every **Underlying Policy** as applicable, as described in Section **III.A.** above (and the full amount of any applicable deductible or uninsured retention has been paid under the **Followed Policy** by the **Insured** or others), then subject to the Single Loss Limit of Liability set forth on the Declarations of this Policy, this Policy shall continue to apply as primary insurance in accordance with the terms, definitions, conditions, exclusions and limitations of the **Followed Policy** and the terms, definitions, conditions, exclusions and limitations of this Policy; provided always that this Policy shall only pay excess of such deductible or retention, which shall be applied in the same manner as specified in the **Followed Policy.**

2. In the event that an Annual Aggregate Limit of Liability is selected in Item **2.B.** of the Declarations, and the **Underlying Limits** are wholly exhausted by reason of actual payments as described in Section **III.A.** above (and the full amount of any applicable deductible or uninsured retention has been paid under the **Followed Policy** by the **Insured** or others), then subject to the Limit of Liability this Policy shall continue to apply as primary insurance in accordance with the terms, definitions, conditions, exclusions and limitations of the **Followed Policy** and the terms, definitions, conditions, exclusions and limitations of this Policy; provided always that this Policy shall only pay excess of such deductible or retention, which shall be applied in the same manner as specified in the **Followed Policy.**

D. This Policy shall only pay in the event of the reduction or exhaustion of the **Underlying Limits** by reason of actual payments as described in Section **III.A.** above and shall not drop down for any other reason, including but not limited to the existence of any sub-limit in any **Underlying Policy;** provided, however, this Policy will recognize erosion of any of the **Underlying Policies** due to the existence of a sub-limit.

E. The **Insureds** expressly retain the risk of any gap in coverage or uncollectibility and the **Insurer** does not in any way insure or assume such risk.

IV. CONDITIONS OF COVERAGE

A. As a condition precedent to this Policy's coverage, in the event of the **Financial Insolvency** of any of the **Underlying Policies** or the reduction or exhaustion of any of the **Underlying Policies,** the **Insureds** shall notify the **Insurer** in writing as soon as practicable thereafter, with full particulars.

B. If during the **Policy Period** or any discovery or extended reporting period, any terms, definitions, conditions, exclusions and limitations of the **Followed Policy** are changed, this Policy shall not be subject to such change unless the **Insurer** consents by written endorsement to this Policy.

National Casualty Company

SCHEDULE OF UNDERLYING POLICIES

Policy No. XJO2408997 Effective Date 07/01/2024

12:01 A.M. Standard Time

Named Insured Fidelity Equity & High Income Funds Agent No. 20408

SCHEDULE OF UNDERLYING INSURANCE :

Issuing Insurer	Policy Number	Limit of Liability	Attachment Point
PRIMARY POLICY (FOLLOWED): BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY	47-EPF-315882-04	$10,000,000	SEE FOLLOWED POLICY DEDUCTIBLES
1st EXCESS: WESTCHESTER FIRE INSURANCE COMPANY	82484869	$10,000,000	$10,000,000
2nd EXCESS: NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA	01-307-65-48	$10,000,000	$20,000,000
3rd EXCESS: ICI MUTUAL INSURANCE COMPANY, RRG	87153324B	$10,000,000	$30,000,000
4th EXCESS: ALLIED WORLD ASSURANCE COMPANY, AG	C014840/014	$10,000,000	$40,000,000
5th EXCESS: QBE INSURANCE CORPORATION	130005116	$10,000,000	$50,000,000
6th EXCESS: TRAVELERS CASUALTY AND SURETY COMPANY OF AMERICA	106547262	$10,000,000	$60,000,000
7th EXCESS: CONTINENTAL CASUALTY COMPANY	287042220	$10,000,000	$70,000,000
8th EXCESS: STARR INDEMNITY & LIABILITY COMPANY	1000059071241	$10,000,000	$80,000,000
9th EXCESS: AXIS INSURANCE COMPANY	P-001-000158021-05	$5,000,000	$90,000,000
10th EXCESS: ZURICH AMERICAN INSURANCE COMPANY	FIB-0456717-01	$5,000,000	$95,000,000
11th EXCESS: **QUOTA SHARE** MAXIMUM AGGREGATE LIMIT: $50,000,000			
NATIONAL CASUALTY COMPANY	XJO2408785	$10,000,000 PART OF $50,000,000	$100,000,000
EVEREST NATIONAL INSURANCE COMPANY	FL5FD00012-241	$7,000,000 PART OF $50,000,000	
XL SPECIALTY INSURANCE COMPANY	ELU197865-24	$5,000,000 PART OF $50,000,000	
IRONSHORE INDEMNITY INC.	FI4NAB095D005	$5,000,000 PART OF $50,000,000	

National Casualty Company

SCHEDULE OF UNDERLYING POLICIES

Policy No.: XJO2408997

Effective Date: 07/01/2024
12:01 A.M. Standard Time

Named Insured: Fidelity Equity & High Income Funds

Agent No.: 20408

SCHEDULE OF UNDERLYING INSURANCE (continued):			
Issuing Insurer	**Policy Number**	**Limit of Liability**	**Attachment Point**
TWIN CITY FIRE INSURANCE COMPANY	08 FI 0252161-24	$10,000,000 PART OF $50,000,000	
HOUSTON CASUALTY COMPANY	24-MGU-24-A58952	$8,000,000 PART OF $50,000,000	
MOSAIC SYNDICATE 1609	13016P24	$5,000,000 PART OF $50,000,000	

Underwritten by National Casualty Company

ENDORSEMENT NO. 1

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2408997	07/01/2024	Fidelity Equity & High Income Funds	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS—LOSS

In consideration of the premium charged, it is hereby understood and agreed that Section III. **REDUCTION OR EXHAUSTION OF UNDERLYING INSURANCE,** subsection A. is deleted in its entirety and replaced with the following:

A. The **Insurer** shall not provide any coverage under this Policy until the full amount of the **Underlying Limits** has been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of **Loss** under the terms of the **Underlying Policies** by any or all of the following:

(1) The **Underlying Insurers** under the **Underlying Policies;**

(2) The **Insured,** including payments made on behalf of the **Insured;**

(3) A **DIC Insurer,** in the event the difference-in-conditions policy written by such **DIC Insurer** drops down to pay any amount due under the **Underlying Policies;** or

(4) Any third-party.

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE / DATE

Underwritten by National Casualty Company

ENDORSEMENT NO. 2

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2408997	07/01/2024	Fidelity Equity & High Income Funds	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND CONDITIONS OF COVERAGE

In consideration of the premium charged, it is hereby understood and agreed that Section IV.A. **CONDITIONS OF COVERAGE** is deleted in its entirety and replaced by the following:

A. In the event of the **Financial Insolvency** of any of the **Underlying Policies** or the reduction or exhaustion of any of the **Underlying Policies,** the **Insureds** shall notify the **Insurer** in writing as soon as practicable thereafter, with full particulars.

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE / DATE

ENDORSEMENT NO. 3

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2408997	07/01/2024	Fidelity Equity & High Income Funds	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

QUOTA SHARE ENDORSEMENT

In consideration of the premium paid, it is hereby understood and agreed that:

1. This Policy is part of a quota share participation arrangement between the Participating Insurers and the **Insured** (the "Program") which provides a $25,000,000 **Limit of Liability** excess of the **Underlying Limits** as follows:

Participating Insurer	Participating Insurer's Policy Number	Participating Insurer's Limit of Liability	Participating Insurer's Percentage
National Casualty Company	XJO2408997	$2,500,000	10.00%
Berkley Professional Liability	BPRO8116259	$5,000,000	20.00%
Twin City Fire Insurance Company	08 FI 0664498-24	$5,000,000	20.00%
Allianz Global Risks US Insurance Company	USF05426324	$2,500,000	10.00%
Liberty Specialty Markets Agency Limited	LSMAFL473347A	$2,500,000	10.00%
Arch Insurance (Bermuda)	FIF0070462-00	$2,500,000	10.00%
Endurance American Insurance Company	FIX30063541400	$2,500,000	10.00%
Old Republic Insurance Company	ORPRO 12 105162	$2,500,000	10.00%

2. Each Participating Insurer shall be liable only for its own percentage of each covered **Loss,** subject to its own **Limit of Liability.**
3. Each Participating Insurer shall:
   A. receive notice of any **Claim** submitted for coverage under the Program;
   B. make its own determination of whether loss is covered under the Program; and
   C. elect whether to participate in the investigation, settlement or defense of any **Claim.**
4. The liability of each Participating Insurer shall be several and not joint. The failure, refusal or inability of any Participating Insurer to pay covered **Loss,** including, without limitation, an inability based upon

insolvency, shall not increase or otherwise affect the liability of any other Participating Insurer. The **Insured** expressly retains the risk of any gap in coverage or uncollectibility and the **Insurer** does not in any way insure or assume such risk.

5. Item 2. of the Declarations is deleted in its entirety and replaced by the following:

   Item 2. See Excess Policy--Quota Share Endorsement

All other terms and conditions of this Policy remain unchanged.

/

AUTHORIZED REPRESENTATIVE DATE

National Casualty Company

ENDORSEMENT NO. 4

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2408997	07/01/2024	Fidelity Equity & High Income Funds	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

TIE-IN OF LIMITS ENDORSEMENT

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

In consideration of the premium paid, it is hereby understood and agreed that there shall be a combined limit of liability of $10,000,000 for all Claims under this policy and all Claims under policy number XMF2200059 issued by the Company to all fidelity funds bonds, including any policy that renews or replaces or succeeds in time either policy, which combined limit of liability shall be the maximum amount payable by the Company under all such policies.

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE DATE

National Casualty Company

ENDORSEMENT NO. 5

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2408997	07/01/2024	Fidelity Equity & High Income Funds	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

AMEND CONDITIONS OF COVERAGE

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

In consideration of the premium paid, it is hereby understood and agreed that Section **IV. CONDITIONS OF COVERAGE,** of this Policy is amended by adding the following:

C. In the event a coverage dispute arises between the **Insured** and the **Insurer** of this Policy in relation to matters that are also the subject of a dispute with an **Underlying Insurer**, then at the **Insured's** election, those disputes shall be heard together in the same court or arbitration proceedings.

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE / DATE

ENDORSEMENT NO. 6

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XJO2408997	07/01/2024	Fidelity Equity & High Income Funds	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

TIE-IN OF LIMITS ENDORSEMENT

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

In consideration of the premium paid, it is hereby understood and agreed that there shall be a combined limit of liability of $2,500,000 for all **Claims** under this policy and all **Claims** under policy number ***XMF2410840*** issued by the **Company** to all fidelity funds bonds, including any policy that renews or replaces or succeeds in time either policy, which combined limit of liability shall be the maximum amount payable by the **Company** under all such policies.

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE / DATE

National Casualty Company

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of this Policy. Read this policy and review the Declarations page for complete information on the coverages provided.

This Notice provides information concerning possible impact on this Policy's insurance coverage due to directives issued by the Office of Foreign Assets Control ("OFAC"). **Please read this Notice carefully.**

OFAC administers and enforces sanctions policy, based on Presidential declarations of "national emergency." OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons." This list can be located on the United States Treasury's website: http://www.treas.gov/ofac/

In accordance with OFAC regulations, if it is determined that any insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

Underwritten by National Casualty Company
A Stock Insurance Company

POLICYHOLDER DISCLOSURE-MASSACHUSETTS
NOTICE OF TERRORISM INSURANCE COVERAGE

NO PREMIUM CHARGE FOR TERRORISM COVERAGE

COPY OF DISCLOSURE SENT WITH ORIGINAL QUOTE

TERRORISM RISK INSURANCE ACT

You are hereby notified that the Terrorism Risk Insurance Act of 2002, as amended pursuant to the Terrorism Risk Insurance Program Reauthorization Act of 2019, effective January 1, 2021 (collectively referred to as "TRIA" or the "Act"), established a program within the Department of the Treasury under which the federal government shares, with the insurance industry, the risk of loss from future terrorist attacks. Under the Act, you have a right to an offer of insurance coverage for losses arising out of acts of terrorism. As defined in Section 102(1) of the Act: The term "certified acts of terrorism" means any act that is certified by the Secretary of the Treasury-in consultation with the Secretary of Homeland Security, and the Attorney General of the United States-to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States government by coercion.

DISCLOSURE OF FEDERAL SHARE OF COMPENSATION

You should know that where coverage is provided by this policy for losses resulting from "certified acts of terrorism," such losses may be partially reimbursed by the United States government under a formula established by federal law. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States government agrees to reimburse eighty percent (80%) of covered terrorism losses that exceed the statutorily established deductible paid by the insurance company providing the coverage. There is no premium charged for terrorism coverage, as indicated below.

CAP ON LOSSES FROM "CERTIFIED ACTS OF TERRORISM"

You should also know that the Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits United States government reimbursement as well as insurers' liability for losses resulting from "certified acts of terrorism" when the amount of such losses in any one calendar year exceeds $100 billion. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

$0 PREMIUM DISCLOSURE

In accordance with the Act, we are required to offer you coverage for losses resulting from an act of terrorism that is certified under TRIA as an act of terrorism. The policy's other provisions will still apply to such an act. We are further required to provide you with a notice disclosing the portion of your premium, if any, attributable to coverage for terrorist acts certified under the Terrorism Risk Insurance Act.

The portion of your annual premium that is attributable to coverage for "certified acts of terrorism" pursuant to TRIA is **$0 (zero),** and does not include any charges for the portion of losses covered by the United States government under the Act.

OLD REPUBLIC INSURANCE COMPANY

Excess Liability Insurance Policy

Issuing and Policyholder Servicing Office:

Old Republic Professional Liability, Inc.
191 North Wacker Drive, Suite 1000
Chicago, IL 60606
Tel: (312) 750-8800
Fax: (312) 750-8965
www.oldrepublicpro.com

OLD REPUBLIC INSURANCE GROUP

OLD REPUBLIC INSURANCE COMPANY
Mt. Pleasant, Pennsylvania

Declarations
Excess Policy

Important Notice

This is a claims made policy that applies only to **Claims** first made during the **Policy Period** or the Extended Reporting Period, if exercised. Defense costs shall be applied against the retention, if applicable. Defense costs paid by the Insurer shall reduce and may completely exhaust the Limit of Liability of the Policy.

Please read the entire Policy carefully.

Policy Number: ORPRO 12 105162 Previous Number:

Item 1. **Parent Company and Address**:

Fidelity Equity & High Income Funds
88 Black Falcon
1st Floor, East Side, Suite 167
Boston, MA 02110

Item 2. **Policy Period**: From: July 1, 2024 To: July 1, 2025
12:01 a.m. local time at the address shown in Item 1.

Item 3. **Limit of Liability**: $2,500,000 part of $25,000,000

Maximum aggregate liability for the **Policy Period.**

Item 4. **Underlying Policies**:

(A) **Primary Policy**

Insurer:	Berkshire Hathaway Specialty Insurance Company
Policy Number:	47-EPF-315882-04
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000
Deductible:	$400,000

(B) Other **Underlying Policy(ies)**

1st Excess

Insurer:	ACE American Insurance Company
Policy Number:	82484869
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000

2nd Excess

Insurer:	National Union Fire Insurance Company of Pittsburgh, PA.
Policy Number:	01-307-65-48
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000

3rd Excess

Insurer:	ICI Mutual Insurance Company
Policy Number:	87153324B
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000

4th Excess

Insurer:	Allied World Assurance Company, AG
Policy Number:	C014840/014
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000

5th Excess

Insurer:	QBE Insurance Corporation
Policy Number:	130005116
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000

6th Excess

Insurer:	Travelers Casualty and Surety Company of America
Policy Number:	106547262
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000

7th Excess

Insurer:	Continental Casualty Company
Policy Number:	287042220
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000

8th Excess

Insurer:	Starr Indemnity & Liability Company
Policy Number:	1000059071241
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$10,000,000

9th Excess

Insurer:	AXIS Insurance Company
Policy Number:	P-001-000158021-05

Policy Period: July 1, 2024 to July 1, 2025
Limit of Liability: $5,000,000

10th Excess
Insurer: Zurich American Insurance Company
Policy Number: FIB 0456717-01
Policy Period: July 1, 2024 to July 1, 2025
Limit of Liability: $5,000,000

11th Excess
Insurer: London/Lloyds Syndicates (Mosaic)
Policy Number: 13016P24
Policy Period: July 1, 2024 to July 1, 2025
Limit of Liability: $5,000,000 part of $50,000,000

11th Excess
Insurer: National Casualty Company
Policy Number: XJO2408785
Policy Period: July 1, 2024 to July 1, 2025
Limit of Liability: $10,000,000 part of $50,000,000

11th Excess
Insurer: Twin City Fire Insurance Co.
Policy Number: 08 FI 0252161-24
Policy Period: July 1, 2024 to July 1, 2025
Limit of Liability: $10,000,000 part of $50,000,000

11th Excess
Insurer: U.S. Specialty Insurance Company
Policy Number: 24-MGU-24-A58955
Policy Period: July 1, 2024 to July 1, 2025
Limit of Liability: $8,000,000 part of $50,000,000

11th Excess
Insurer: Everest National Insurance Company
Policy Number: FL5EX00305-241
Policy Period: July 1, 2024 to July 1, 2025
Limit of Liability: $7,000,000 part of $50,000,000

11th Excess
Insurer: Ironshore Indemnity Inc.
Policy Number: FI4NAB095D005
Policy Period: July 1, 2024 to July 1, 2025
Limit of Liability: $5,000,000 part of $50,000,000

11th Excess	
Insurer:	XL Specialty Insurance Company
Policy Number:	ELU197865-24
Policy Period:	July 1, 2024 to July 1, 2025
Limit of Liability:	$5,000,000 part of $50,000,000

Item 5. **Extended Reporting Period**:

(A) Additional Premium: 150.00% of Annualized Policy Premium

(B) Additional Period: 12 months

Item 6. **Premium**: $7,500

Item 7. **Notice to Insurer**:

Notice of **Claims** or Potential **Claims**:

Old Republic Professional Liability, Inc.
Attention: Claims Department
191 North Wacker Drive, Suite 1000
Chicago, Illinois 60606
Fax: 312-750-8965
E-Mail: ClaimNotice@oldrepublicpro.com

All Other Notices:

Old Republic Professional Liability, Inc.
Attention: Underwriting Department
191 North Wacker Drive, Suite 1000
Chicago, Illinois 60606
Fax: 312-750-8965

Item 8. **Forms/Endorsements Effective at Inception**:
Policy Jacket, ORUG-91 (11/2011), Endorsements #1 - D91015 (11/2017); #2 - D91038 (11/2017); #3 - D91046-C (11/2017); #4 - D91048 (11/2017); #5 - D91051 (11/2017); #6 - D91059 (11/2017).

In witness whereof, the Insurer issuing this Policy has caused this Policy to be signed by its authorized officers, but it shall not be valid unless also signed by the duly authorized representative of the Insurer.

Date: January 23, 2025

Authorized Representative

OLD REPUBLIC INSURANCE COMPANY

EXCESS POLICY

In consideration of the payment of premium and in reliance upon any application, materials or information provided to Old Republic Insurance Company ("Insurer") in connection with underwriting this Policy, or included within the application for the **Primary Policy** (as may be defined therein), all of which are hereby incorporated into this Policy, and subject to all of the terms, conditions and exclusions of this Policy, the Insurer and the **Insureds** agree as follows:

I. INSURING AGREEMENT

Except as otherwise stated in this Policy, the Insurer shall provide the **Insureds** with insurance in accordance with the terms, conditions, warranties and exclusions set forth in the **Primary Policy** and, to the extent coverage is further limited or restricted thereby, in any other **Underlying Policy**. Liability shall attach to the Insurer only after the insurers of the **Underlying Policies**, the **Insureds**, any excess "difference-in-conditions" insurer or any other source pay in legal currency loss covered under the **Underlying Policies** equal to the full amount of the **Underlying Limit**. The Insurer's maximum aggregate liability for all **Loss** covered under this Policy shall be the aggregate Limit of Liability as stated in Item 3. of the Declarations.

II. CONDITIONS

A. If any **Underlying Policy** contains a specific grant of coverage that is subject to a sublimit of liability, then coverage under this Policy shall not apply to any **Loss** which is otherwise subject to such grant of coverage. However, any such **Loss** paid under the **Underlying Policies** shall reduce or exhaust the **Underlying Limit** for purposes of this Policy.

B. If during the **Policy Period** or any Extended Reporting Period the **Underlying Policies** are changed to broaden or expand coverage, the Insurer shall not be liable under this Policy to a greater extent than it would have been without such change unless the Insurer agrees in writing to such broader or expanded coverage and the **Insureds** pay any additional premium required by the Insurer therefor. If any **Underlying Policy** is terminated during the **Policy Period** or any Extended Reporting Period or becomes uncollectable, the Insurer shall not be liable under this Policy to a greater extent than it would have been had such **Underlying Policy** been maintained and was collectable.

C. Any amount recovered by or on behalf of the **Insureds** after payment under this Policy, less the cost of obtaining the recovery, shall be applied first to amounts paid in excess of this Policy, then to amounts paid under this Policy, and then to amounts paid within the **Underlying Limit**.

D. Any notice to the Insurer under this Policy shall be given at the same time and in the same manner required by the terms and conditions of the **Primary Policy** regardless of the amount of the **Claim** or the **Underlying Limit**, and shall be given at the respective address shown in Item 7. of the Declarations. Any notice to the insurer of an **Underlying Policy** shall not constitute notice to the Insurer unless also given to the Insurer as provided above.

E. The Insurer may, at its sole discretion, fully and effectively associate with the **Insureds**, and the **Insureds** shall fully cooperate with the Insurer, in the investigation, defense or settlement of any **Claim** or potential **Claim** reported to the Insurer under this Policy even if the **Underlying Limit** has not been exhausted. No action by any other insurer shall bind the Insurer under this Policy.

III. DEFINITIONS

When used in this Policy either in the singular or in the plural:

A. **Claim** and **Loss** shall have the same meaning as set forth in the **Primary Policy**.

B. **Primary Policy** and **Underlying Policies** means the policies designated as such in the Declarations.

C. **Insureds** means the entities and natural persons insured under the **Primary Policy**.

D. **Policy Period** means the period of time designated in Item 2. of the Declarations, subject to prior termination.

E. **Underlying Limit** means an amount equal to the total limits of liability of all **Underlying Policies**, as set forth in the Declarations, plus any applicable retention or deductible under the **Underlying Policies**.

OLD REPUBLIC INSURANCE COMPANY

PENDING OR PRIOR LITIGATION EXCLUSION

This endorsement modifies coverage provided under the following:

EXCESS POLICY

It is understood and agreed that coverage under this Policy shall be in accordance with and subject to the terms of the Pending or Prior Litigation exclusion in the **Primary Policy** and, to the extent coverage is further limited or restricted thereby, in any other **Underlying Policies**, except that the applicable date referenced in such exclusion shall be the date stated in such **Primary Policy** or **Underlying Policy** exclusion or July 1, 2024, whichever is later.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
1	ORPRO 12 105162	Fidelity Equity & High Income Funds	

OLD REPUBLIC INSURANCE COMPANY

QUOTA SHARE ENDORSEMENT

This endorsement modifies coverage provided under the following:

EXCESS POLICY

It is understood and agreed:

1. This Policy is part of a quota share layer of insurance coverage for the **Insureds**, which consists of the following participants:

Insurer	Limit of Liability
Berkley Pro Insurance Company	$5,000,000
Twin City Fire Insurance Co.	$5,000,000
Freedom Specialty Insurance Company	$2,500,000
Liberty Specialty Markets Agency Ltd.	$2,500,000
Allianz Global Risks US Insurance Company	$2,500,000
Arch Reinsurance Ltd	$2,500,000
Endurance American Insurance Company	$2,500,000
Old Republic Insurance Company	$2,500,000

Total Quota Share Layer Limit of Liability:

The Insurer shall be liable only for such portion of any covered **Loss** as this Policy's aggregate Limit of Liability as set forth above bears to the total quota share layer limit of liability as set forth above. In no event shall the Insurer be liable for an amount greater than such portion of covered **Loss**, whether or not the other insurer(s) in the quota share layer pay their respective portion of such **Loss**.

2. The Insurer shall separately have all of the rights granted to the Insurer under this Policy and/or any **Underlying Policy** with respect to any **Claim**, including without limitation the right to consent to any defense costs, settlement or other **Loss** and the right to participate in the investigation, settlement or defense of any covered **Claim**. No other insurer shall exercise any such rights on behalf of the Insurer without the express written consent of the Insurer. In addition, the **Insureds** shall give any notice under this Policy to the Insurer, and any notice given to any other insurer shall not constitute notice to the Insurer.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
2	ORPRO 12 105162	Fidelity Equity & High Income Funds	

OLD REPUBLIC INSURANCE COMPANY

AMEND SECTION I. INSURING AGREEMENT VERSION C

This endorsement modifies coverage provided under the following:

EXCESS POLICY

It is understood and agreed that Section I. of the Policy is deleted in its entirety and replaced with the following:

I. INSURING AGREEMENT

Except as otherwise stated in this Policy, the Insurer shall provide the **Insureds** with insurance in accordance with the terms, conditions, warranties and exclusions set forth in the **Primary Policy.** Liability shall attach to the Insurer only after the insurers of the **Underlying Policies,** the **Insureds,** any excess "difference-in-conditions" insurer and/or any other source pay in legal currency **Loss** under the **Underlying Policies** equal to the full amount of the **Underlying Limit.** The Insurer's maximum aggregate liability for all **Loss** covered under this Policy shall be the aggregate Limit of Liability as stated in Item 3. of the Declarations.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
3	ORPRO 12 105162	Fidelity Equity & High Income Funds	

OLD REPUBLIC INSURANCE COMPANY

AMEND SECTION II.

This endorsement modifies coverage provided under the following:

EXCESS POLICY

It is understood and agreed that:

1. Section II. C. is deleted in its entirety.

2. Section II. E. is deleted in its entirety and replaced with the following:

   E. The Insurer may, at its sole discretion, fully and effectively associate with the **Insureds,** and the **Insureds** shall fully cooperate with the Insurer, in the investigation, defense or settlement of any **Claim** or potential **Claim** reported to the Insurer under this Policy even if the **Underlying Limit** has not been exhausted, provided the failure of one natural person **Insured** to comply with this provision shall not impair the rights of any other natural person **Insured** under this Policy. No action by any other insurer shall bind the Insurer under this Policy.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
4	ORPRO 12 105162	Fidelity Equity & High Income Funds	

OLD REPUBLIC INSURANCE COMPANY

STATE AMENDATORY INCONSISTENCY

This endorsement modifies coverage provided under the following:

EXCESS POLICY

It is understood and agreed that in the event that there is an inconsistency between a state amendatory endorsement attached to this Policy and any other term or condition of this Policy (including without limitation any other term or condition of any **Underlying Policy** which is followed by this Policy), then where permitted by law the Insurer shall apply whichever of such inconsistent terms and conditions which are more favorable to the **Insureds.**

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
5	ORPRO 12 105162	Fidelity Equity & High Income Funds	

OLD REPUBLIC INSURANCE COMPANY

TIE-IN LIMITS ENDORSEMENT

This endorsement modifies coverage provided under the following:

EXCESS POLICY

It is understood and agreed that, notwithstanding anything in this Policy to the contrary, the **Underlying Limit** shall be eroded or exhausted if and to the extent any insurance company pays loss under a policy other than an **Underlying Policy** and such payment erodes or exhausts the limit of liability of an **Underlying Policy.**

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

This endorsement is a part of the Policy and takes effect at the inception of the Policy, unless another effective date is shown below.

Endorsement No.	Policy No.	Issued To	Effective Date Of This Endorsement
6	ORPRO 12 105162	Fidelity Equity & High Income Funds	

OLD REPUBLIC INSURANCE COMPANY

INSURANCE IS PROVIDED BY
THE COMPANY DESIGNATED ON THE DECLARATIONS PAGE

IN WITNESS WHEREOF, we have caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by our authorized representative.

OLD REPUBLIC INSURANCE COMPANY
631 Excel Drive
Mt. Pleasant, Pennsylvania 15666

A Stock Company

This Policy is Non-participating With Regard to Paying Dividends to Policyholders

Secretary

President

OLD REPUBLIC INSURANCE COMPANY

POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM INSURANCE COVERAGE

You are hereby notified that under the Terrorism Risk Insurance Act as amended, you have a right to purchase insurance coverage for losses resulting from acts of terrorism, *as defined in Section 102(1) of the Act*: The term "act of terrorism" means any act that is certified by the Secretary of the Treasury – in consultation with the Secretary of Homeland Security, and the Attorney General of the United States – to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

YOU SHOULD KNOW THAT WHERE COVERAGE IS PROVIDED BY THIS POLICY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM, SUCH LOSSES MAY BE PARTIALLY REIMBURSED BY THE UNITED STATES GOVERNMENT UNDER A FORMULA ESTABLISHED BY FEDERAL LAW. HOWEVER, YOUR POLICY MAY CONTAIN OTHER EXCLUSIONS WHICH MIGHT AFFECT YOUR COVERAGE, SUCH AS AN EXCLUSION FOR NUCLEAR EVENTS. UNDER THE FORMULA, THE UNITED STATES GOVERNMENT GENERALLY REIMBURSES 85 % through 2015; 84 % beginning on January 1, 2016; 83 % beginning on January 1, 2017; 82 % beginning on January 1, 2018; 81 % beginning on January 1, 2019 and 80 % beginning on January 1, 2020, OF COVERED TERRORISM LOSSES EXCEEDING THE STATUTORILY ESTABLISHED DEDUCTIBLE PAID BY THE INSURANCE COMPANY PROVIDING THE COVERAGE. THE PREMIUM CHARGED FOR THIS COVERAGE IS PROVIDED BELOW AND DOES NOT INCLUDE ANY CHARGES FOR THE PORTION OF LOSS THAT MAY BE COVERED BY THE FEDERAL GOVERNMENT UNDER THE ACT.

YOU SHOULD ALSO KNOW THAT THE TERRORISM RISK INSURANCE ACT, AS AMENDED, CONTAINS A $100 BILLON CAP THAT LIMITS U.S. GOVERNMENT REIMBURSEMENT AS WELL AS INSURERS' LIABILITY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM WHEN THE AMOUNT OF SUCH LOSSES IN ANY ONE CALENDAR YEAR EXCEEDS $100 BILLION. IF THE AGGREGATE INSURED LOSSES FOR ALL INSURERS EXCEED $100 BILLION, YOUR COVERAGE MAY BE REDUCED.

The portion of your annual premium that is attributable to coverage for acts of terrorism is $0 and does not include any charges for the portion of losses covered by the United States government under the Act.

Old Republic Insurance Company	Fidelity Equity & High Income Funds
Name of Insurer	Name of Applicant
01/23/2025	
Date	

SOMPO INTERNATIONAL
INSURANCE

Sompo International

Excess Liability

Policy Number: FIX30063541400
Effective Dates: July 01, 2024 To: July 01, 2025
Endurance American Insurance Company

Issuing Office:
1221 Avenue of the Americas
New York, NY 10020
www.sompo-intl.com

SOMPO INTERNATIONAL

Endurance American Insurance Company
Wilmington, Delaware

EXCESS LIABILITY POLICY DECLARATIONS

NOTICE: Depending on the terms and conditions of the Followed Form, this Policy may (1) only provide coverage for Loss from Claims first made or first made and reported during the Policy Period; and (2) have its Limit of Liability reduced by payment for defense costs. Please read the Followed Form and this Policy carefully to determine your rights, duties and what is and what is not covered. In the event of any conflict between the terms and conditions of this Policy and the Underlying Policy(ies), the terms and conditions of this Policy shall control. Terms defined in the Followed Form are used herein with the meaning assigned to them in the Followed Form unless otherwise indicated.

POLICY NUMBER: FIX30063541400

Item 1. Named Insured: Fidelity Equity and High Income Funds
Address: 88 Black Falcon Avenue
First Floor East Side
Suite 167 Mailzone V7E
Boston, MA 02210

Item 2. Policy Period: From: July 01, 2024 To: July 01, 2025
(12:01 AM Standard Time on both dates at the address of the Named Insured noted above.)

Item 3. Limit of Liability: $2,500,000 part of $25,000,000 excess of $150,000,000

Item 4. Pending & Prior Litigation Date: 7/1/2024

Item 5. Premium: $7,500

Item 6. Producer: Willis Towers Watson Northeast, Inc.
Address: 75 Arlington Street
Floor 2
Boston, MA 02116

Item 7. A. Underlying Policy(ies):

Insurer	Policy Number	Limit of Liability	Attachment
Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-04	$10,000,000	Primary
Westchester Fire Insurance Company	82484869	$10,000,000	$10,000,000
National Union Fire Insurance Company of Pittsburgh, PA.	01-307-65-48	$10,000,000	$20,000,000

Insurer	Policy Number	Limit of Liability	Attachment
ICI Mutual Insurance Company, A RRG	87153324B	$10,000,000	$30,000,000
Allied World Assurance Company, AG	C014840/014	$10,000,000	$40,000,000
QBE Insurance Corporation	130005116	$10,000,000	$50,000,000
Travelers Casualty and Surety Company of America	106547262	$10,000,000	$60,000,000
Continental Casualty Company	287042220	$10,000,000	$70,000,000
Starr Indemnity & Liability Company	1000059071241	$10,000,000	$80,000,000
Axis Insurance Company	P-001-000158021-05	$5,000,000	$90,000,000
Zurich American Insurance Company	FIB-0456717-01	$5,000,000	$95,000,000
Ironshore Indemnity Inc.	FI4NAB095D004	$5,000,000 part of $50,000,000	$100,000,000
Lloyd's of London	13016P24	$5,000,000 part of $50,000,000	$100,000,000
XL Specialty Insurance Company	ELU197865-24	$5,000,000 part of $50,000,000	$100,000,000
Everest Reinsurance Company	FL5FD00012-241	$7,000,000 part of $50,000,000	$100,000,000
U.S. Specialty Insurance Company	24-MGU-24-A58955	$8,000,000	$100,000,000
Twin City Fire Insurance Company	08 FI 0252161-24	$10,000,000	$100,000,000
National Casualty Company	XJO2408785	$10,000,000	$100,000,000

B. Followed Form:

Insurer	Policy Number	Limit of Liability	Attachment
Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-04	$10,000,000	Primary

Item 8. Forms and Endorsements Effective at Inception:
See attached Forms and Endorsements Schedule, IL 0101.

Item 9. Notice:

A. Claims or Potential Claims: Financial Institutions
Attn: Claims Department
1221 Avenue of The Americas
New York, NY 10020
Insuranceclaims@sompo-intl.com
1-877-676-7575

B. All Other: Financial Institutions
Attn: Professional Lines Underwriting Department
1221 Avenue of The Americas
New York, NY 10020

This Policy shall constitute the contract between the Insureds and the Insurer.

The Insurer hereby causes this Policy to be signed on the Declarations page by a duly authorized representative of the Insurer.



Authorized Representative

January 27, 2025

Date

EXCESS LIABILITY POLICY

In consideration of the premium paid and in reliance on all statements made and information furnished by the Insureds in the Application or the underwriting of this Policy, and subject to the terms and conditions of this Policy, the Insurer, and the Named Insured, on behalf of all Insureds, agree as follows:

I. INSURING CLAUSE

This Policy shall provide to the Insureds insurance coverage for any covered Loss resulting from covered Claims, and shall attach to the Insurer only after (i) the insurers of the Underlying Policy(ies), the Insureds, and/or any other party shall have paid in legal currency the full amount of the Underlying Limit, and (ii) the Insureds shall have paid any applicable retention or deductible under the Primary Policy. The Limit of Liability set forth in Item 3. of the Declarations shall be the maximum amount payable by the Insurer under this Policy.

II. TERMS AND CONDITIONS

A. This Policy, except as stated herein, is subject to all terms, conditions and limitations as contained in the Followed Form as of inception of this Policy, and to the extent coverage is further limited or restricted thereby, in any other Underlying Policy(ies).

B. If any coverage under the Underlying Policy(ies) is subject to a sublimit of liability, this Policy shall not apply to such coverage, but the Insurer shall recognize any Loss paid under such coverage in any manner described in the Insuring Clause as reducing the Underlying Limit by the amount of such paid Loss.

C. If any Underlying Policy(ies) is changed or terminated the Insurer shall not be liable under this Policy to a greater extent than it would have been had such Underlying Policy(ies) been so maintained, unless the Insurer agrees to the change in writing. The risk of uncollectability of the Underlying Policy(ies) whether because of insolvency of an underlying insurer or for any other reason is expressly retained by the Insureds.

D. Notice to the Insureds may be given to the Named Insured at the address shown in Item 1. of the Declarations. Notice to the Insurer shall be given to the Insurer at the address shown in Item 9. of the Declarations. Notice to any insurer of an Underlying Policy(ies) shall not constitute notice to the Insurer unless also given to the Insurer as provided above.

E. The Insurer may, at its sole discretion, participate in the investigation, defense or settlement of any Claim or other matter to which coverage under this Policy could apply even if the Underlying Limit has not been exhausted. No action by any other insurer shall bind the Insurer under this Policy. The Insurer shall not be liable under this Policy for any settlements, stipulated judgments or defense costs to which the Insurer has not consented, which consent shall not be unreasonably withheld.

III. DEFINITIONS

1. Followed Form, Underlying Policy(ies) and Limit of Liability have the meanings attributed to them in the Declarations.
2. Insureds mean all natural persons and entities insured by the Followed Form.
3. Named Insured means the entity named in Item 1. of the Declarations.
4. Primary Policy means the first listed policy in Item 7.A. of the Declarations.
5. Policy Period means the period of time specified in Item 2. of the Declarations, subject to prior termination in accordance with the Followed Form.
6. Underlying Limit means an amount equal to the aggregate of all limits of liability, as set forth in Item 7. of the Declarations, for all Underlying Policy(ies), plus any applicable retention or deductible under the Primary Policy.

FORMS AND ENDORSEMENT SCHEDULE

EXCESS LIABILITY

End. No.	Title	Number
	Excess Liability Policy Declarations	PEO 0001 0413
	Excess Liability Policy	PEO 0201 0413
	Forms and Endorsement Schedule	IL 0101 0712
1	Massachusetts Changes	PEO 0328 0413 MA
2	Excess Financial Institution Bond Endorsement (Not Follow Certain Single Loss Limits)	PEO 0378 1219
3	Tie-In Limits	PEO 0911 0413
4	Several Liability for Quota Share Coverage	PEO 1310 0413
5	Pending and Prior Litigation Exclusion	PEO 1313 0413
	U.S. Treasury Department's Office of Foreign Assets Control (OFAC)	PN 0001 0721
	Signature Page	IL 1007 1222

The titles of the endorsements listed above are solely for convenience and form no part of the terms and conditions of coverage.

ENDORSEMENT

Named Insured:	Fidelity Equity and High Income Funds	Policy Number:	FIX30063541400
Endorsement Effective Date:	July 01, 2024 (12:01 AM Standard Time at the address of the Named Insured as shown in the Declarations)	Endorsement Number:	1

MASSACHUSETTS CHANGES

It is agreed that:

1. Notwithstanding anything in this Policy to the contrary, the insurance coverage as is afforded by this Policy, as respects coverage for operations in Massachusetts, shall conform to the coverage requirements of the applicable insurance laws and regulations of Massachusetts.

2. This Policy shall not be subject to or follow the cancellation and nonrenewal provisions of the Followed Form. This Policy and the Policy Period shall terminate at the earliest of the effective date of nonrenewal of the Policy Period shown in Item 2 of the Declarations or the effective date of cancellation, as described below.

   A. CANCELLATION

      1. The Named Insured may cancel this Policy by surrender of this Policy to the Insurer or by giving prior written notice to the Insurer stating when such cancellation shall take effect.

      2. The Insurer may cancel this Policy only for nonpayment of premium. In such event, the Insurer shall mail written notice of cancellation for nonpayment of premium to the Named Insured. Such notice shall state the effective date of cancellation, which shall not be less than ten (10) days after mailing such notice.

      3. In the event of cancellation, the Insurer shall refund the unearned premium computed pro rata.

   B. NONRENEWAL

      If the Insurer elects not to renew this Policy, the Insurer shall mail to the Named Insured written notice thereof at least sixty (60) days prior to the expiration of the Policy Period. The Insurer's offer of renewal terms and conditions or premiums different from those in effect prior to renewal shall not constitute an election by the Insurer not to renew this Policy.

   C. NOTICE

      The Insurer shall send all notices required under this endorsement by certified mail to the Named Insured at the address in Item 1 of the Declarations, and by mail or electronic mail to the Named Insured's authorized agent, if any. Proof of mailing will be sufficient proof of notice.

ENDORSEMENT



Authorized Representative

This endorsement does not change any other provision of the Policy. The title and any headings in this endorsement are solely for convenience and do not affect its meaning.

ENDORSEMENT

Named Insured:	Fidelity Equity and High Income Funds	Policy Number:	FIX30063541400
Endorsement Effective Date:	July 01, 2024 12:01 AM Standard Time at the address of the Named Insured as shown in the Declarations.	Endorsement Number:	2

EXCESS FINANCIAL INSTITUTION BOND ENDORSEMENT
(Not Follow Certain Single Loss Limits)

It is agreed that:

I. The Declarations is amended as follows:

A. Item 3. Limit of Liability is replaced with the following:

Item 3. Limit of Liability:

A. Single Loss Limit (except as provided below): $2,500,000

Coverage	Single Loss Limit
	$0

B. Aggregate Limit of Liability: $2,500,000 part of $25,000,000 excess of $150,000,000

B. Item 4. Pending & Prior Litigation Date is deleted.

C. Item 7. is replaced with the following:

Item 7. Followed Form: Berkshire Hathaway Specialty Insurance Company, , 47-EPF-315882-04

Single Loss Limit: $0

Aggregate Limit of Liability: $10,000,000

II. Section I. INSURING CLAUSE is replaced with the following:

I. INSURING CLAUSE

The Insurer shall provide to the Insureds insurance coverage excess of the Underlying Policies. Liability for Loss shall attach to the Insurer only after: (i) the insurers of the Underlying Policies shall have paid in legal currency the full amount of the applicable Underlying Limit; and (ii) the Insureds shall have satisfied the retention or deductible, if any, applicable under the Followed Policy. The Insurer shall be liable to pay only Loss in excess of such Underlying Limit up to the applicable Limits of Liability.

III. Section II. TERMS AND CONDITIONS is amended as follows:

A. Subsection B. is replaced with the following:

B. If the Followed Form provides coverage under a particular insuring clause for which the Single Loss Limit is less than the Single Loss Limit for the Followed Form as set forth in Item 7. of the Declarations or the Followed Form provides coverage under a particular insuring clause for which the applicable limit is a sublimit then this Policy shall not provide insurance excess of any such coverage, however, the Insurer shall recognize payment under the Underlying Policies in accordance with such insuring clauses as reducing the Underlying Limit.

B. Subsection E. is replaced with the following:

E. The Insurer may, at its sole discretion, participate in the investigation or settlement of any covered Loss reported to the Insurer under this Policy even if the Underlying Limit has not been exhausted. No action by any other insurer shall bind the Insurer under this Policy.

IV. Section III. DEFINITIONS is amended as follows:

A. Definition 1. is replaced with the following:

1. Followed Form has the meaning given to it in the Declarations.

B. Definition 4. Primary Policy is deleted.

C. Definition 6. Underlying Limit is replaced with the following:

6. Underlying Limit means an amount equal to the aggregate of all limits under all Underlying Policies applicable to each Loss, as such term is defined in the Followed Form, subject to the Aggregate Limit of Liability applicable to the Followed Form and the Aggregate Limits of Liability of the Underlying Policies.

D. The following Definitions are added:

Limit of Liability means:

a. the applicable Single Loss Limit set forth in Item 3. of the Declarations, which is the maximum that the Insurer shall pay for each Loss and which is part of, and not in addition to, the Aggregate Limit of Liability set forth in Item 3. of the Declarations; and

b. the Aggregate Limit of Liability set forth in Item 3. of the Declarations, which is the maximum that the Insurer shall pay for all Loss under this Policy.

Underlying Policies means the Followed Form and all other policies identified as Underlying Policies in the Schedule of Underlying Insurance attached to this Policy.

ENDORSEMENT



Authorized Representative

This endorsement does not change any other provision of the Policy. The title and any headings in this endorsement are solely for convenience and do not affect its meaning.

ENDORSEMENT

Named Insured: Fidelity Equity and High Income Funds

Policy Number: FIX30063541400

Endorsement Effective Date: July 01, 2024
(12:01 AM Standard Time at the address of the Named Insured as shown in the Declarations)

Endorsement Number: 3

TIE-IN LIMITS

It is agreed that:

If this Policy and any other policy issued to the Named Insured by the Insurer apply to the same claim or loss, the maximum limit of the Insurer's liability under all the policies issued to the Named Insured by the Insurer shall not exceed the highest applicable single Limit of Insurance that is applicable to the claim or loss under any one policy, and that applicable policy shall be the only Limits of Insurance payable by the Insurer. This is the most the Insurer will pay regardless of the number of losses or insureds, claims made, or persons or organizations making the claims.

Authorized Representative

This endorsement does not change any other provision of the Policy. The title and any headings in this endorsement are solely for convenience and do not affect its meaning.

ENDORSEMENT

Named Insured:	Fidelity Equity and High Income Funds	Policy Number:	FIX30063541400
Endorsement Effective Date:	July 01, 2024 12:01 AM Standard Time at the address of the Named Insured as shown in the Declarations.	Endorsement Number:	4

SEVERAL LIABILITY FOR QUOTA SHARE COVERAGE

It is agreed that:

1. This Policy is part of a quota share layer of insurance coverage for the Insureds, which consists of the following participants:

Insurer	Limit of Liability
Liberty Specialty Markets Bermuda Limited	$ 2,500,000
Arch Reinsurance Ltd.	$ 2,500,000
Allianz Global Risks US Insurance Company	$ 2,500,000
National Casualty Company	$ 2,500,000
Old Republic Insurance Company	$ 2,500,000
Berkley Professional Liability	$ 5,000,000
Twin City Fire Insurance Company	$ 5,000,000
Endurance American Insurance Company	$ 2,500,000

Total Quota Share Layer Limit of Liability: $25,000,000

The Insurer shall be liable only for such portion of any covered Loss as this Policy's aggregate Limit of Liability bears to the total quota share layer limit of liability as set forth above. In no event shall the Insurer be liable for an amount greater than such portion of covered Loss, whether or not the other insurer(s) in the quota share layer pay their respective portion of such Loss.

2. The Insurer shall separately have all of the rights granted to the Insurer under this Policy and/or any Underlying Policy(ies) with respect to any Claim, including without limitation the right to consent to any defense costs, settlement or other Loss and the right to participate in the investigation, settlement or defense of any covered Claim. No other insurer shall exercise any such rights on behalf of the Insurer without the express written consent of the Insurer. In addition, the Insureds shall give any notice under this Policy to the Insurer, and any notice given to any other insurer shall not constitute notice to the Insurer.

ENDORSEMENT



Authorized Representative

This endorsement does not change any other provision of the Policy. The title and any headings in this endorsement are solely for convenience and do not affect its meaning.

ENDORSEMENT

Named Insured:	Fidelity Equity and High Income Funds	Policy Number:	FIX30063541400
Endorsement Effective Date:	July 01, 2024 (12:01 AM Standard Time at the address of the Named Insured as shown in the Declarations)	Endorsement Number:	5

PENDING AND PRIOR LITIGATION EXCLUSION

It is agreed that:

This Policy shall not apply to that portion of any Claim based upon, arising out of, attributable to, or directly or indirectly resulting from any litigation or administrative or regulatory proceeding or investigation against any Insured pending on or before the date indicated in Item 4 of the Declarations, or substantially the same wrongful act, fact, circumstance or situation underlying or alleged therein.

The foregoing exclusion shall not apply if there is a Prior and Pending Litigation exclusion in the Followed Form. In such event this Policy will follow the Prior and Pending Litigation exclusion in the Followed Form, except that the applicable date in such exclusion shall be the date indicated in Item 4 of the Declarations.



Authorized Representative

This endorsement does not change any other provision of the Policy. The title and any headings in this endorsement are solely for convenience and do not affect its meaning.

POLICYHOLDER NOTICE

U. S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL (OFAC)

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's website - http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

SOMPO INTERNATIONAL

Endurance American Insurance Company

1221 Avenue Of the Americas
New York, NY 10020

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President and Senior Vice President and countersigned where required by law on the Declarations page by its duly authorized representative.

Senior Vice President

President

Berkley PROFESSIONAL LIABILITY
a Berkley Company

757 Third Avenue, 10th Floor
New York, NY 10017
(212) 618-2900
Fax (212) 618-2940

Excess Blended Insurance

September 30, 2024

Fidelity E&H. Funds
Fidelity Equity and High Income Funds
c/o FMR LLC
88 Black Falcon Ave., First Floor, East Side, Suite 167, Mailzone V7E
Boston, MA 02210

Binder/Policy Number: BPRO8116259

Dear Fidelity,

Thank you for choosing Berkley Professional Liability and the W.R. Berkley Corporation for your professional liability insurance needs. We know that you have many choices for your insurance and we appreciate your choosing BerkleyPro.

BerkleyPro and all its employees are proud of our tradition of providing an exceptional insurance facility and making every effort to assure your satisfaction with our product and service. The people behind the promise to pay are critical to the value of any insurance policy. Like most services, you get what you pay for - the premium is only one part of the value of an insurance policy.

The most important service we provide and the greatest value you receive does not come from delivering the policy - it comes from handling your claims. While we help our policyholders with loss control and crisis avoidance, if the day comes when you face a claim, we will be there to help you navigate through the complexities of a professional liability claim.

Attached is a narrative outlining claims reporting guidelines in the event that a claim does occur, with many years of experience handling complex professional liability claims - I am confident you will be pleased to have BerkleyPro on your side.

Once again, thank you for choosing BerkleyPro and the W.R. Berkley Corporation. We hope that you will see the value in the people behind the promise and we hope to be your choice for your professional liability needs for years to come. Please call your professional liability insurance agent if you have any questions about BerkleyPro, or any comments about our service to you. Your satisfaction is important to us.

Regards,

John R. Benedetto
President

Claims Reporting Guidelines for the Insured

These guidelines should be followed to help Berkley Professional Liability provide efficient claims service.

Claim Notices

All claim notices shall be sent to Berkley Professional Liability, Claims Department. The notices must be reported as required by the policy to avoid problems regarding timely notice. The address of the Berkley Professional Liability Claims, c/o Claims Department is as follows:

Berkley Professional Liability
Berkley Professional Liability Claims, c/o Claims Department
757 Third Avenue * 10th Floor * New York, NY 10017
Phone: (212) 618-2920
Claim Dept. Fax: (212) 618-2948
E-mail: claims@berkleypro.com

Notice of claim requiring immediate action:

If immediate action on the notice is needed the Insured should express mail the notice to BerkleyPro's Claims Department. Situations requiring immediate action may include:

1. The Insured being served with a summons and complaint.
2. The Insured needs to provide a response to the claimant immediately.

Correspondence from the Insured

The claim notice should include a written narrative of the circumstances surrounding the claim or potential claim. The narrative should include, but not be limited to:

1. Names of the insureds, policy number and effective dates.
2. Names and addresses of the claimant.
3. Details of the underlying claim, including its current status and the amount in controversy or relief demanded.
4. All pertinent letters or documents necessary to properly evaluate the claim.

Please provide carbon copies to your professional liability insurance agent
of all claim notices and correspondence sent to Berkley Professional Liability

MI0PI2 (06-06)

Berkley Insurance Company

A Stock Insurance Company

Excess Insurance Policy

Policy Jacket

This Policy consists of:

- Declarations Page
- Policy Form
- Endorsements

In Witness Whereof, we have caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by our authorized representative.

President

Philip S. Welt
Secretary

Berkley Insurance Company

Berkley Professional Liability, on behalf of Berkley Insurance Company
Service Office
757 Third Avenue, 10th Floor
New York, NY 10017
(212) 618-2900 (p) / (212) 618-2940 (f)
http://www.berkleypro.com

Administrative Office
475 Steamboat Road
Greenwich, CT 06830

A BERKLEY COMPANY®

Berkley Insurance Company

475 Steamboat Road Greenwich, CT 06830

Declarations Page

Excess Insurance

CLAIMS MADE WARNING FOR DECLARATION: THIS POLICY PROVIDES COVERAGE ON A CLAIMS MADE BASIS SUBJECT TO ITS TERMS. THIS POLICY APPLIES ONLY TO ANY CLAIM FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD OR THE EXTENDED REPORTING PERIOD (IF APPLICABLE).

PLEASE READ AND REVIEW THE POLICY CAREFULLY AND DISCUSS THE COVERAGE WITH YOUR INSURANCE AGENT OR BROKER.

Whenever printed in this Declarations Page, the boldface type terms shall have the same meanings as indicated in the Policy.

Policy Form: EX 30200 (01-09) Policy Number: BPRO8116259

Item 1. Name and Address of **Insured:**
Fidelity Equity and High Income Funds
c/o FMR LLC
88 Black Falcon Ave., First Floor, East Side, Suite 167, Mailzone V7E
Boston, MA 02210

Person designated to receive all correspondence from the **Insurer**:
Fidelity E&H Funds

Item 2. **Policy Period:** From July 1, 2024 (inception date) to July 1, 2025 (expiration date)
*(Both dates at 12:01 a.m. Standard Time at the address of the **Insured**)*

Item 3. Aggregate Limit of Liability for the **Policy Period** (inclusive of Costs of Defense): $5,000,000

Item 4. Premium: $15,000

Item 5. Endorsements attached:

1.	265 (01-15)	NOTICE OF TERRORISM INSURANCE COVERAGE.
2.	EX 304150 (01-09)	Amends section IV. of the Policy to add Quota Share provisions.
3.	EX 304300 (01-09)	Adds to section IV. of the Policy to exclude coverage for Loss arising out of any litigation which occurred prior to a specific date.
4.	EX 304999 (rev. 05/10)	Addition to Section IV. State Amendatory Inconsistent
5.	EX 305024 (11-09)	Adds to section V. of the Policy to reduce the Limit of Liability under this Policy by payment of loss under another listed policy.
6.	EX 306999 (rev. 05/10)	Addition to Section VI. Recognizing Payment of Loss by Underlying Insurer(s), DIC Insurer(s), Insured(s), and/or any other source

Item 6. Notice to the **Insurer** shall be sent to:
Berkley Professional Liability, Berkley Professional Liability Claims, c/o Claims Department,
Address: 757 Third Avenue, 10th Floor, New York, NY 10017
Fax: (212) 618-2948 Email: claims@berkleypro.com

All other notices required to be given to the **Insurer** under this Policy shall be sent to:
Berkley Professional Liability
Address: 757 Third Avenue, 10th Floor, New York, NY 10017
Fax: (212) 618-2940

Item 7. Schedule of **Underlying Insurance**

A. **Followed Policy:**

Policy Period: From July 1, 2024 (inception date) to July 1, 2025 (expiration date)
*(Both dates at 12:01 a.m. Standard Time at the address of the **Insured**)*

Insurance Carrier	Policy Number	Limit of Liability
Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-04	$10,000,000

B. Underlying Policy(ies):

Insurance Carrier	Policy Number	Limit of Liability
Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-04	$10,000,000
Federal Insurance Company	82484869	$10,000,000
National Union Fire Insurance Company of Pittsburgh, Pa	01-307-65-48	$10,000,000
ICI Mutual Insurance Company	87153324B	$10,000,000
Allied World Assurance Company, AG	C014840/014	$10,000,000
QBE Insurance Corporation	130005116	$10,000,000
Travelers Casualty and Surety Company of America	106547262	$10,000,000
Continental Casualty Company	287042220	$10,000,000
Starr Indemnity & Liability Company	1000059071241	$10,000,000
Axis Insurance Company	P-001-000158021-05	$5,000,000
Zurich American Insurance Company	FIB-0456717-01	$5,000,000
Lloyd's of London	13016P24	$5,000,000 part of $50,000,000
National Casualty Company	XJO2408785	$10,000,000 part of $50,000,000
Twin City Fire Insurance Co.	08 FI 0252161-24	$10,000,000 part of $50,000,000
U.S. Specialty Insurance Company	24-MGU-24-A58955	$8,000,000 part of $50,000,000
Everest Reinsurance Company	FL5FD00012-241	$7,000,000 part of $50,000,000
Ironshore Indemnity Inc.	FI4NAB095D004	$5,000,000 part of $50,000,000
XL Specialty Insurance Company	ELU197865-24	$5,000,000 part of $50,000,000

Aggregate Underlying Limits of Liability: $150,000,000

By accepting this Policy, the **Insureds** and the **Insurer** agree that these Declarations, the completed and signed application (and its attachments), the Excess Insurance Policy and any written endorsements attached hereto constitute the entire contract between the **Insured** and the **Insurer**. This Policy and any and all rights hereunder are not assignable without the written consent of the **Insurer**.

The **Insured** named in Item 1. of the Declarations shall act on behalf of all **Insureds** with respect to giving and receiving notices, paying premiums and receiving any premiums that may become due under this Policy.

Authorized Signature: ______________________ Date Issued: September 30, 2024

BERKLEY INSURANCE COMPANY

Excess Insurance Policy

This is a Claims Made Policy. Please read it carefully.

The descriptions in the headings of this Policy are solely for convenience, and form no part of the terms and conditions of coverage.

CLAIMS MADE WARNING FOR POLICY

NOTICE: THIS POLICY PROVIDES COVERAGE ON A CLAIMS MADE BASIS SUBJECT TO ITS TERMS. THIS POLICY APPLIES ONLY TO ANY CLAIM FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD OR THE EXTENDED REPORTING PERIOD (IF APPLICABLE).

PLEASE READ AND REVIEW THE POLICY CAREFULLY AND DISCUSS THE COVERAGE WITH YOUR INSURANCE AGENT OR BROKER.

In consideration of the payment of the premium, in reliance on all statements in the application for this Policy and the **Followed Policy** and all other information provided to the **Insurer**, and subject to all provisions of this Policy, the **Insurer** and **Insureds** agree as follows:

I. Insuring Agreement

This Policy provides excess coverage over the **Underlying Insurance** during the **Policy Period**. Coverage hereunder attaches only after the **Underlying Insurance** has been exhausted by payments for losses and shall then apply in conformance with the provisions of the **Followed Policy** at its inception, except for premium, limit of liability and as otherwise specifically set forth in this Policy and any attached endorsements. In no event shall this Policy grant coverage other than that which is provided by the **Underlying Insurance**.

II. Extended Reporting Period

If the **Insureds** purchase an extended reporting period under the **Followed Policy**, then the **Insureds** shall have the right to purchase an extension of this Policy in conformance with the terms, conditions and limitations of the extended reporting period of the **Followed Policy**. The right to purchase this Extended Reporting Period is contingent upon payment of an additional premium which will be calculated as a percentage of the full annual premium for this Policy. The additional percentage of premium charged for the Extended Reporting Period under the **Followed Policy** will be used as the percentage of the annual premium charged for purchasing the Extended Reporting Period under this Policy. There is no separate or additional Limit of Liability for this Extended Reporting Period.

III. Definitions

Whenever printed in boldface type, and whether in the singular or plural form in this Policy, the following terms shall have the meanings indicated below.

A. "**Followed Policy**" means the policy listed in Item 7. A. of the Declarations.

B. "**Insured**" means those persons or entities insured under the **Followed Policy**.

C. "**Insurer**" means the entity issuing this Policy as listed on the Declarations Page.

D. "**Policy Period**" means the period of time from the inception date shown in Item 2. of the Declarations to the earlier of the expiration date shown in Item 2. of the Declarations or the effective date of cancellation of this Policy.

E. "**Underlying Insurance**" means all policies scheduled in Item 7. of the Declarations.

IV. Additional Policy Terms

Refer to attached endorsements, if applicable.

The descriptions in the headings of this Policy are solely for convenience, and form no part of the terms and conditions of coverage.

V. Limit of Liability

The Limit of Liability stated in Item 3. of the Declarations is the maximum limit of the **Insurer's** liability for all losses under this Policy. Costs of defense are not payable by the **Insurer** in addition to the Limit of Liability. The Limit of Liability available to pay damages or settlements shall be reduced, and may be exhausted by, amounts incurred as costs of defense.

VI. Maintenance of Underlying Insurance

A. The **Underlying Insurance** shall be maintained in full effect during the **Policy Period**, except for any reduction of the limits of liability available under the **Underlying Insurance** solely by reason of payment of losses thereunder. Failure to comply with the foregoing shall not invalidate this coverage, but the **Insurer** shall not be liable to a greater extent than if this condition had been complied with. To the extent that the **Underlying Insurance** is not maintained in full effect during the **Policy Period**, then the **Insured** shall be deemed to retain any loss for the amount of the limit of liability of the **Underlying Insurance** which is not maintained. A condition of this coverage is that the **Insurer** be notified in writing, as soon as practicable, of any cancellation or alteration of any provision of the **Underlying Insurance**.

B. If the limits of liability of the **Underlying Insurance** are depleted solely as the result of actual payment of losses thereunder by the applicable insurers, this Policy shall, subject to the **Insurer's** Limit of Liability and to the other terms of this Policy, continue to apply to losses as excess insurance over the amount of insurance remaining under the **Underlying Insurance**. If the limits of liability of the **Underlying Insurance** are exhausted solely as a result of payment of losses thereunder, subject to this Policy's provisions the remaining Limit of Liability available under this Policy shall continue for subsequent losses as primary insurance and any retention specified in the **Followed Policy** shall be imposed under this Policy as to each claim made; otherwise no retention shall be imposed under this Policy.

C. This Policy only provides coverage excess of the **Underlying Insurance**. This Policy does not cover any loss not covered by the **Underlying Insurance** except and to the extent that such loss is not paid under the **Underlying Insurance** solely by reason of the reduction or exhaustion of the available **Underlying Insurance** through payment of loss thereunder. If the insurer issuing any of the **Underlying Insurance** fails to pay loss in connection with any claim covered thereunder as a result of the insolvency, bankruptcy, or liquidation of such insurer, then the **Insureds** shall be deemed to be self-insured for the amount of the limit of liability of such **Underlying Insurance** issued by such insurer which is not paid as a result of such insolvency, bankruptcy or liquidation.

VII. Notices / Claims

The **Insureds** shall, as a condition precedent to their rights under this Policy, notify the **Insurer** of any claim, at the **Insurer's** address stated on the Declarations, in the same manner required by the provisions of the **Followed Policy**. The **Insureds** shall give the **Insurer** full cooperation and such information as it may reasonably require. The **Insurer** may, at its sole discretion, participate in the investigation, settlement or defense of any claim against any of the **Insureds** even if the **Underlying Insurance** has not been exhausted.

The **Insured** shall not admit liability for or settle any claim or incur costs of defense, which are reasonably likely to involve the Limit of Liability of this Policy, without the **Insurer's** prior written consent, which consent shall not be unreasonably withheld.

In witness whereof, the **Insurer** has caused this Policy to be signed by its President and Chairman and Secretary, but this Policy shall not be valid unless countersigned on the Declarations Page by a duly authorized representative of the **Insurer**.

President and Chairman *Secretary*

The descriptions in the headings of this Policy are solely for convenience, and form no part of the terms and conditions of coverage.

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM
INSURANCE COVERAGE

Coverage for acts of terrorism, as defined in the Terrorism Risk Insurance Act, as amended, (the "Act"), is included in your policy. You are hereby notified that under the Act the definition of act of terrorism has changed. As defined in Section 102(1) of the Act: The term "act of terrorism" means any act that is certified by the Secretary of the Treasury—in consultation with the Secretary of Homeland Security, and the Attorney General of the United States—to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion. Under your coverage, any losses resulting from certified acts of terrorism may be partially reimbursed by the United States Government under a formula established by the Act. However, your policy may contain other exclusions which might affect your coverage, such as exclusion for nuclear events. Under the formula, the United States Government generally reimburses 85% through 2015; 84% beginning January 1, 2016; 83% beginning on January 1, 2017; 82% beginning on January 1, 2018; 81% beginning on January 1, 2019 and 80% beginning on January 1, 2020 of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The Act contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers' liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The portion of your annual premium that is attributable to coverage for acts of terrorism, as defined in the Act is $0.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured		Policy Number
Fidelity Equity and High Income Funds		BPRO8116259
Effective Date of Endorsement 07/01/2024	Authorized Representative	

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

Addition to Section IV.
Quota Share Endorsement

In consideration of the premium paid for this Policy, it is understood and agreed that:

1. Item 3. of the Declarations is deleted in its entirety and replaced by the following:

Item 3.	A.	Total Quota Share Layer Aggregate Limit of Liability for all losses during the **Policy Period**:	$25,000,000
	B.	Quota Share Layer Attachment Point:	$150,000,000
	C.	**Insurer's** Quota Share Participation:	20%
	D.	**Insurer's** Aggregate Quota Share Limit of Liability for the **Policy Period** (inclusive of Costs of Defense):	$5,000,000

2. Item 4. of the Declarations is deleted in its entirety and replaced by the following:

Item 4.	A.	Total Quota Share Layer Premium:	$15,000
	B.	**Insurer's** Quota Share Pro-Rata Premium:	$75,000

3. Item 7. Schedule of **Underlying Insurance** of the Declarations is amended by the addition of the following:

Item 7. C. Quota Share Layer Participants:

Insurance Carrier:	Policy Number:	Limit of Liability ($):
Liberty Specialty Markets Agency Limited	LSMAFL473347A	2,500,000
Arch Reinsurance Ltd	FIF0070462-00	2,500,000
Twin City Fire Insurance Co.	08 FI 0664498-24	5,000,000
Allianz Global Risks US Insurance Company	USF05426224	2,500,000
Endurance American Insurance Company	FIX30063541400	2,500,000
Old Republic Insurance Company	ORPRO 12 105162	2,500,000
National Casualty Company	XJO2408997	2,500,000

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured		Policy Number
Fidelity Equity and High Income Funds		BPRO8116259
Effective Date of Endorsement 07/01/2024	Authorized Representative	

4. Section I. Insuring Agreement of this Policy is amended by the addition of the following:

   I.: It is further agreed that the **Insurer** shall pay on behalf of the **Insureds** under this Policy that proportion of covered loss set forth in the manner provided in Item 3. of the Declarations and in full conformance with the terms and conditions of this Policy.

5. Section IV. Additional Policy Terms of this Policy is amended by the addition of the following:

   IV.: Any covered loss within the Total Limit of Liability stated in Item 3. A. of the Declarations shall be paid *pro rata* by each of the insurers subscribing to this Quota Share Endorsement. The participation of such insurers is set forth in Item 7. C. of the Declarations. The obligations of such insurers who subscribe to the Quota Share Endorsement are several and not joint, and are limited to the extent of their individual subscriptions. Therefore, none of the subscribing insurers is responsible for the obligation of any co-subscribing insurer.

   IV.: The **Insurer's** participation is set forth in Items 3. C. and 3. D. of the Declarations. The **Insurer** has full claims and underwriting control of this portion of the Quota Share Endorsement and no action or omission by any of the co-subscribing insurers shall bind the **Insurer** or be deemed a waiver of any coverage defense the **Insurer** has under this Policy or available at law. The **Insurer** shall act on its own behalf with respect to all other matters concerning this Policy, and no other insurer subscribing to this Policy may act on behalf of or bind the **Insurer** with respect to this Policy terms or any matter concerning this Policy. All notices by the **Insureds** to the insurers under this Policy shall be provided to the **Insurer** at the address specified in the Declarations.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured Fidelity Equity and High Income Funds		Policy Number BPRO8116259
Effective Date of Endorsement 07/01/2024	Authorized Representative	

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

Addition to Section IV.
Prior and Pending Litigation Exclusion

In consideration of the premium paid for this Policy, it is understood and agreed that section IV. Additional Policy Terms of this Policy is amended by the addition of the following:

IV.: The **Insurer** shall not be liable to make any payment for Loss in connection with a Claim made against any **Insured** based upon, arising out of, directly or indirectly resulting from or in consequence of, or in any way involving:

1. any prior or pending litigation, administrative or arbitration proceeding, or investigation as of July 1, 2024, or
2. any fact, circumstance, situation, transaction or event underlying or alleged in such litigation, administrative or arbitration proceeding, or investigation,

regardless of the legal theory upon which such Claim is predicated.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured	Policy Number
Fidelity Equity and High Income Funds	BPRO8116259
Effective Date of Endorsement 07/01/2024	Authorized Representative

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

Addition to Section IV.
State Amendatory Inconsistent

In consideration of the premium paid for this Policy, it is understood and agreed that in the event that there is an inconsistency between a state amendatory attached to this policy and any term or condition of this policy, then it is understood and agreed that, where permitted by law, the **Insurer** shall apply those terms and conditions of either the amendatory or the policy which are more favorable to the insured.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured	Policy Number
Fidelity Equity and High Income Funds	BPRO8116259
Effective Date of Endorsement 07/01/2024	Authorized Representative

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

Addition to Section V.
Shared Limit

In consideration of the issuance of Policy number BPRO8116259, it is understood and agreed that section V. Limit of Liability of this Policy is amended by the addition of the following:

V.: In the event any Claim is made against the **Insureds** which is covered in whole or in part under both this Policy and Policy number BPRO8116258 issued by the **Insurer** to Fidelity Equity and High Income Funds, the Limit of Liability stated in Item 3. of the Declarations shall be reduced both by payment of Loss under this Policy and by payment of loss under Policy number BPRO8116258. In the event the Limit of Liability stated in Item 3. of the Declarations is exhausted by payment of Loss under this Policy and/or payment of loss under Policy number BPRO8116258, any and all obligations of the **Insurer** under this Policy shall be deemed to be completely fulfilled and extinguished.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured Fidelity Equity and High Income Funds	Policy Number BPRO8116259
Effective Date of Endorsement 07/01/2024	Authorized Representative

Berkley Insurance Company
475 Steamboat Road Greenwich, CT 06830

Addition to Section VI. Recognizing Payment of Loss by Underlying Insurer(s), DIC Insurer(s), Insured(s) and/or any other source

In consideration of the premium paid for this Policy, it is understood and agreed that:

1. **Section I. Insuring Agreement** of this Policy is deleted in its entirety and replaced by the following:

   This Policy provides excess coverage over the **Underlying Insurance** during the **Policy Period** and Extended Reporting Period (if applicable). Coverage hereunder shall apply in conformance with the provisions of the **Followed Policy** at its inception, except for premium, **Aggregate Limit of Liability**, and as otherwise specifically set forth in the Policy and any attached endorsements.

2. **Section III. Definitions** is amended to add the following:

   The term "**DIC Insurer**" is added to this Policy and shall mean an insurer which drops down to pay loss pursuant to a drop-down difference in conditions policy written excess of this Policy.

3. **Section VI. Maintenance of Underlying Insurance B**. is deleted in its entirety and replaced with the following:

   VI. B. If the limit(s) of liability of the **Underlying Insurance** are depleted solely as the result of actual payment of losses thereunder by the applicable insurers, including any **DIC Insurers** or the **Insureds,** and/or any other source, this Policy shall, subject to the Insurer's Limit of Liability and to the other terms of this Policy, continue to apply to losses as excess insurance over the amount of insurance remaining under the **Underlying Insurance**. If the limit(s) of liability of the **Underlying Insurance** are exhausted solely as a result of payment of losses, subject to this Policy's provisions the remaining Limit of Liability available under this Policy shall contribute for subsequent losses as primary insurance and any retention specified in the **Followed Policy** shall be imposed under this Policy as to each claim made; otherwise no retention shall be imposed under this Policy.

4. **Section VI. Maintenance of Underlying Insurance C**. is deleted in its entirety and replaced with the following:

   VI. C. It is expressly agreed that liability for any covered loss with respect to Claims first made against the Insureds during the **Policy Period** and Extended Reporting Period (if applicable) shall attach to the **Insurer** only after the **Underlying Insurance** and/or any **DIC Insurer** and/or the **Insured(s)** and/or any other source shall have paid the full amount of the applicable retention amount under any **Underlying Insurance**. In the event, and only in the event, of reduction or exhaustion of the **Underlying Insurance** by reason of the insurers of the **Underlying Insurance** and/or any **DIC Insurer** and/or the **Insured(s)** and/or any other source paying Loss covered thereunder, this policy shall: (i) in the event of reduction, pay excess of the reduced **Underlying Insurance**, and (ii) in the event of exhaustion, continue in force as primary insurance.

   This Policy shall not provide coverage for any loss subject to a sub-limit by the **Followed Policy**. However, the **Insurer** shall recognize payment of losses under the **Followed Policy** for coverage subject to a sub-limit as serving to reduce the **Aggregate Underlying Limits of Liability** stated in Item 7 of the Declarations.

   If during the **Policy Period** or the Extended Reporting Period (if applicable) the terms, conditions, exclusions or limitations of the **Followed Policy** are changed in any manner, the **Insured(s)** shall as a condition precedent to their rights to coverage under this policy give to the **Insurer** written notice of the full particulars thereof and secure the **Insurer's** affirmative consent to such modification before coverage will be effective.

Whenever printed in this Endorsement, the boldface type terms shall have the same meanings as indicated in the Policy Form. All other provisions of the Policy remain unchanged.

Insured		Policy Number
Fidelity Equity and High Income Funds		BPRO8116259
Effective Date of Endorsement 07/01/2024	Authorized Representative	

Policy Number: 08 FI 0664498-24

THE HARTFORD PREMIER EXCESS℠
FIDELITY DECLARATIONS

TWIN CITY FIRE INSURANCE CO.
One College Park 8910 Purdue Road, Indianapolis, IN 46268-0930
This policy is issued by the stock insurance company listed above, herein called the **Insurer**.

Item 1: Name of Insured and Address:	Producer Code, Name & Address:
FIDELITY EQUITY AND HIGH INCOME FUNDS C/O FMR LLC 88 BLACK FALCON AVE, 1ST FLOOR, EAST SIDE SUITE 167, MAILZONE V7E BOSTON, MA 02110	08089423 WILLIS TOWERS WATSON NORTHEAST INC 75 ARLINGTON STREET FLOOR 2 BOSTON, MA 02116

Item 2: Policy Period: From 12:01 a.m. on 07/01/2024 to 12:01 a.m. on 07/01/2025
(local time at the address shown in **Item 1.**)

Item 3: **Limit of Liability each Policy Period:**

Single Loss Limit of Liability:	$5,000,000
Aggregate Limit of Liability:	$5,000,000

Item 4: Premium: $15,000

Item 5: Followed Policy:

Company:	BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY
Policy Number:	47-EPF-315882-04

Item 6: Address for Claims-Related Notices:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPClaims@thehartford.com
Fax: (917) 464-6000

Item 7. Address for all other Notices:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPExpress@thehartford.com
Fax: (866) 586-4550

Item 8: Underlying Insurance:

Company	Policy Number	Limit/Attachment	Aggregate
BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY	47-EPF-315882-04	$10,000,000	$10,000,000
FEDERAL INSURANCE COMPANY	82484869	$10,000,000 Excess of $10,000,000	$10,000,000
NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA	01-307-65-48	$10,000,000 Excess of $20,000,000	$10,000,000
ICI MUTUAL INSURANCE COMPANY	87153324B	$10,000,000 Excess of $30,000,000	$10,000,000
ALLIED WORLD SURPLUS LINES INSURANCE COMPANY	CO14840/014	$10,000,000 Excess of $40,000,000	$10,000,000
QBE INSURANCE CORPORATION	130005116	$10,000,000 Excess of $50,000,000	$10,000,000
TRAVELERS CASUALTY AND SURETY COMPANY OF AMERICA	106547262	$10,000,000 Excess of $60,000,000	$10,000,000
CONTINENTAL CASUALTY COMPANY	287042220	$10,000,000 Excess of $70,000,000	$10,000,000
STARR INDEMNITY & LIABILITY COMPANY	1000059071241	$10,000,000 Excess of $80,000,000	$10,000,000
AXIS INSURANCE COMPANY	P-001-000158021-05	$5,000,000 Excess of $90,000,000	$5,000,000
ZURICH AMERICAN INSURANCE COMPANY	FIB 0456717-01	$5,000,000 Excess of $95,000,000	$5,000,000

Date 01/28/2025



GU207
(6-78)

ENDORSEMENT

This endorsement, effective on 07/01/2024 at 12:01 A.M standard time, forms a part of

Policy No. 08 FI 0664498-24 of the TWIN CITY FIRE INSURANCE CO.

Issued to FIDELITY EQUITY AND HIGH INCOME FUNDS

A. Morris Tooker, President

SCHEDULE

	UX00H05000	12/20	THE HARTFORD PREMIER EXCESS FIDELITY DECLARATIONS
	UX00H00300	8/15	THE HARTFORD PREMIER EXCESS POLICY
1	UX00H01100	8/15	ABSOLUTE TIE-IN ENDORSEMENT
2	HG00H00901	7/08	AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT
3	UX00H03300	8/15	QUOTA SHARE PARTICIPATION LEAD INSURER ENDORSEMENT
4	UX00H05100	12/20	FIDELITY EXCESS ENDORSEMENT
	HG00H12900	10/16	U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")
	HR00H09300	2/07	PRODUCER COMPENSATION NOTICE

THE HARTFORD PREMIER EXCESS POLICY

I. INSURING AGREEMENT

This policy provides coverage in accordance with the terms, conditions, and limitations contained in the **Followed Policy**, except as otherwise provided herein.

II. LIMIT OF LIABILITY

Liability for Loss shall attach to the **Insurer** only after the **Underlying Limits** shall have been exhausted by payment of Loss, by or on behalf of the insurer(s) of the **Underlying Insurance** or by or on behalf of the Insured(s) by any source. The **Insurer** shall then be liable to pay Loss in excess of the **Underlying Limits** up to the **Limit of Liability** set forth in Item 3. of the Declarations. If the **Underlying Limits** are exhausted, this policy continues as primary insurance, subject to any applicable retention.

III. GENERAL CONDITIONS

(A) This policy is issued in reliance upon the representations, materials and information contained in the Application for the **Followed Policy** and is subject to the terms, conditions, and limitations contained in the **Followed Policy** (except as regards the premium, the limit of liability, including any sub-limits, the policy period and as otherwise provided herein).

(B) This policy follows the terms, conditions, and limitations of any Pending & Prior Litigation Exclusion (or similar exclusion) in the **Followed Policy**, except that the **Pending & Prior Litigation Date** set forth in Item 8. of the Declarations applies.

(C) The risk of uncollectibility of any **Underlying Insurance** (in whole or in part), for any reason, is expressly retained by the Insured(s).

(D) This policy does not provide coverage above any sub-limit of liability available under the **Underlying Insurance**. However, payments made under such coverage will be recognized for the purposes of reducing or exhausting the **Underlying Insurance**.

(E) All notices shall be given to the **Insurer** at the applicable address set forth in either Item 6. or Item 7. of the Declarations and in accordance with all appropriate notice provisions of the **Followed Policy**.

(F) Any modification to this policy or to the **Underlying Insurance**, or any assignment of interest under this policy, must be agreed to in writing by the **Insurer** in order for this policy to become subject to such modification or for such assignment to become effective. In no event shall any such modification or assignment affect this policy's excess position or attachment point.

(G) If the Insured(s) elect and are granted an extended reporting period under the **Followed Policy**, then the Insured(s) may elect an extended reporting period under this policy upon satisfaction of the conditions set forth in the **Followed Policy**.

IV. DEFINITIONS

(A) **Followed Policy**, **Underlying Insurance**, **Insurer**, **Premium**, **Policy Period**, **Pending & Prior Litigation Date** and **Limit of Liability** are defined as set forth in the Declarations.

(B) **Underlying Limits** means an amount equal to the aggregate of all limits of liability set forth in Item 9. of the Declarations for all **Underlying Insurance**, plus any applicable uninsured retention.

(C) All other capitalized terms are defined as set forth in the **Followed Policy**.

ENDORSEMENT NO:1

This endorsement, effective 12:01 am, 07/01/2024 **forms part**
of policy number 08 FI 0664498-24

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ABSOLUTE TIE-IN ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD PREMIER EXCESS POLICY

Notwithstanding the amount specified in **Item 3**. **Limit of Liability** of the Declarations, it is agreed that the maximum combined **Limit of Liability** for this policy FI 0664498 and policy No. DC 0665817 shall be $$5,000,000.

All other terms and conditions remain unchanged.

A. Morris Tooker, President

ENDORSEMENT NO: 2

This endorsement, effective 12:01 am, 07/01/2024 **forms part**
of policy number 08 FI 0664498-24

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT

I. Notice of Claim or Wrongful Act

A. A notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPClaims@thehartford.com
Fax: (917) 464-6000

B. Where it is stated in the policy or declarations page that a notice of any **Claim** or **Wrongful Act** shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115, it shall be deleted and replaced with the following:

Notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPClaims@thehartford.com
Fax: (917) 464-6000

II. All Other Notices

A. All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPExpress@thehartford.com
Fax: (866) 586-4550

B. With the exception of notice of a **Claim** or **Wrongful Act**, where it is stated in the policy or declarations page that a notice shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115 shall be deleted and replaced with the following:

All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPExpress@thehartford.com
Fax: (866) 586-4550

All other terms and conditions remain unchanged.

A. Morris Tooker, President

ENDORSEMENT NO:3

This endorsement, effective 12:01 am, 07/01/2024 **forms part of policy number** 08 FI 0664498-24

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

QUOTA SHARE PARTICIPATION - LEAD INSURER ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD PREMIER EXCESS POLICY

I. This policy is part of a quota share participation arrangement between the **Participating Insurance Company(ies)** (as defined below) and the Insured (the "**Program**") which provides a $$25,000,000 aggregate limit of liability excess of the **Underlying Insurance** and consists of the following:

Participating Insurance Company	Participating Insurance Policy No.	Participating Insurance Company's Limit of Liability	Participating Insurance Company's Percentage
Twin City Fire Insurance Co.	08 FI 0664498-24	$5,000,000	20%
Berkley Professional Liability	BPRO8116259	$5,000,000	20%
Liberty Specialty Markets Agency Limited	LSMAFL473347A	$2,500,000	10%
Arch Reinsurance Ltd	FIF0070462-00	$2,500,000	10%
Allianz Global Risks US Insurance Company	USF05426224	$2,500,000	10%
Endurance American Insurance Company	FIX30063541400	$2,500,000	10%
Old Republic Insurance Company	ORPRO 12 105162	$2,500,000	10%
Freedom Specialty Insurance Company	XJO2408997	$2,500,000	10%

II. Except for each **Participating Insurance Company's** premium, limit of liability, participation percentage, and as otherwise agreed, coverage under the Program is intended to follow the terms, conditions, and limitations of this policy.

III. Each **Participating Insurance Company** shall be liable only for its own percentage of each covered Loss, subject to its own limit of liability.

IV. The liability of each **Participating Insurance Company** shall be several and not joint. The failure, refusal or inability of any **Participating Insurance Company** to pay covered Loss, including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other **Participating Insurance Company**.

V. It is the intent of each **Participating Insurance Company** that the Insurer's assume a primary role in the monitoring of any Claims submitted for coverage under the **Program**. Notwithstanding the foregoing, it is understood that each **Participating Insurance Company** shall:

(A) receive notice of any Claim submitted for coverage under the **Program**;

(B) make its own determination of whether Loss is covered under the **Program**; and

(C) elect whether to participate in the investigation, settlement or defense of any Claim.

All other terms and conditions remain unchanged.

A. Morris Tooker, President

ENDORSEMENT NO:4

This endorsement, effective 12:01 am, 07/01/2024 **forms part**
of policy number 08 FI 0664498-24

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

FIDELITY EXCESS ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD PREMIER EXCESS POLICY

I. Section **III. GENERAL CONDITIONS** is amended as follows:
- Paragraphs (B) and (G) are deleted.
- Single Loss Limit of Liability set forth in Item 3. of the Declarations shall be the Insurer’s maximum liability under this policy for any one Loss.
- Aggregate Limit of Liability set forth in Item 3. of the Declarations shall be the Insurer’s total cumulative liability for all amounts payable under this policy, regardless of the number of Losses or any other circumstance. Upon exhaustion of the Aggregate Limit of Liability, the Insurer shall have no further obligation or liability under this policy, regardless of when a Loss may be discovered and whether or not it was previously reported to the Insurer.
- Any references to “retention” shall be replaced with “applicable retention or deductible”.

II. Section **IV. DEFINITIONS** is amended as follows:
- In Definition (B) **Underlying Limits**, “Item 9” is deleted and replaced with “Item 8”.

All other terms and conditions remain unchanged.



A. Morris Tooker, President

U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the United States. **Please read this Notice carefully**.

The Office of Foreign Assets Control ("OFAC") of the U.S. Department of the Treasury administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign countries and regimes, terrorists, international narcotics traffickers, those engaged in activities related to the proliferation of weapons of mass destruction, and other threats to the national security, foreign policy or economy of the United States. OFAC acts under Presidential national emergency powers, as well as authority granted by specific legislation, to impose controls on transactions and freeze assets under U.S. jurisdiction. OFAC publishes a list of individuals and companies owned or controlled by, or acting for or on behalf of, targeted countries. It also lists individuals, groups, and entities, such as terrorists and narcotics traffickers designated under programs that are not country-specific. Collectively, such individuals and companies are called "Specially Designated Nationals and Blocked Persons" or "SDNs". Their assets are blocked and U.S. persons are generally prohibited from dealing with them. This list can be located on OFAC's web site at — http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is an SDN, as identified by OFAC, the policy is a blocked contract and all dealings with it must involve OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC.

THE HARTFORD

Producer Compensation Notice

You can review and obtain information on The Hartford's producer compensation practices at www.thehartford.com or at 1-800-592-5717.

WILLIS TOWERS WATSON NORTHEAST INC
ATTN: Mary Coughlin
75 Arlington St., FL10
BOSTON, MA 02116

INSURED: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

PRODUCT: ***DFIBond***

POLICY NO: 82179281

TRANSACTION: RENL

PREMIUM BILL

Insured: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS Date: July 26, 2024

Producer: WILLIS TOWERS WATSON NORTHEAST INC

Company: FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
July 1, 2024	82179281	Renewal - Excess Bond Form E		$ 22,215.00
To				
July 1, 2025				
0.00% Commission				
			TOTAL	$ 22,215.00

Chubb Group of Insurance Companies
202B Hall's Mill Road
Whitehouse Station, NJ 08889

DECLARATIONS
FINANCIAL INSTITUTION
EXCESS BOND FORM E

NAME OF ASSURED:

FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

88 Black Falcon, First Floor, East Side, Suite 167Mailzone V7E ,
Boston, MA 02210

Bond Number: 82179281

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana,
a stock insurance company, herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on July 1, 2024
to 12:01 a.m. on July 1, 2025

ITEM 2. AGGREGATE LIMIT OF LIABILITY: $5,000,000

ITEM 3. SINGLE LOSS LIMIT OF LIABILITY:$5,000,000

ITEM 4. DEDUCTIBLE AMOUNT: $ Per Primary

ITEM 5. PRIMARY BOND:

Insurer:	Berkshire Hathaway Specialty Insurance Company
Bond No.	47-EPF-315881-04
Limit	$10,000,000
Deductible:	$400,000

Bond Period: 07/01/2024 TO 07/01/2025

ITEM 6. COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER:

ITEM 7. TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND:
$165,000,000

ITEM 8. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

Endorsement 1

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

Secretary

President

July 26, 2024	
Date	Authorized Representative

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause

Loss which would have been paid under the **Primary Bond** but for the fact the loss exceeds the **Deductible Amount**.

Coverage under this bond shall follow the terms and conditions of the **Primary Bond**, except with respect to:

a. The coverage exceptions in ITEM 6. of the DECLARATIONS; and

b. The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification Of Primary Bond

A. If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made By Assured

B. The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of Legal Proceedings Against Assured - Election To Defend

C. The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed thirty (30) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED'S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this bond or any of the **Underlying Bonds**. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

General Agreements

Notice To Company Of Legal Proceedings Against Assured - Election To Defend
(continued)

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under this bond. The COMPANY'S liability for court costs and attorneys' fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Conditions And Limitations

Definitions

1. As used in this bond:

   a. **Deductible Amount** means the amount stated in ITEM 4. of the DECLARATIONS. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the **Underlying Bonds**, including the insolvency or dissolution of any Insurer providing coverage under any of the **Underlying Bonds**.

   b. **Primary Bond** means the bond scheduled in ITEM 5. of the DECLARATIONS or any bond that may replace or substitute for such bond.

   c. **Single Loss** means all covered loss, including court costs and attorneys' fees incurred by the COMPANY under General Agreement C., resulting from:

      (1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

      (2) any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or

      (3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

      (4) any one event not specified above, in c.(1), c.(2) or c.(3).

   d. **Underlying Bonds** means the **Primary Bond** and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Conditions And Limitations
(continued)

Limit Of Liability

Aggregate Limit Of Liability

2. The COMPANY'S total cumulative liability for all **Single Losses** of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

   On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

   a. the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

   b. the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability

The COMPANY'S liability for each **Single Loss** shall not exceed the SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery

3. This bond applies only to loss first discovered by the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

   a. facts which may subsequently result in a loss of a type covered by this bond, or

   b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

   regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable **Deductible Amount**, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-Recovery

4. In the event of a payment under this bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Conditions And Limitations

Subrogation-Assignment-Recovery (continued)

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured

5. At the COMPANY'S request and at reasonable times and places designated by the COMPANY the ASSURED shall:

   a. submit to examination by the COMPANY and subscribe to the same under oath, and

   b. produce for the COMPANY'S examination all pertinent records, and

   c. cooperate with the COMPANY in all matters pertaining to the loss.

   The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination

6. This bond terminates as an entirety on the earliest occurrence of any of the following:

   a. sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this bond, or

   b. immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this bond, or

   c. immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

   d. immediately on the dissolution of the ASSURED, or

   e. immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

   f. immediately on expiration of the BOND PERIOD, or

   g. immediately on cancellation, termination or recision of the **Primary Bond**.

Conformity

7. If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Conditions And Limitations
(continued)

Change Or Modification Of This Bond

8. This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an Authorized Representative of the COMPANY.

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: July 1, 2024

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 1

To be attached to and
form a part of Policy No. 82179281

Issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

CHUBB

Chubb Producer Compensation
Practices & Policies

Chubb believes that policyholders should have access to information about Chubb's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.chubbproducercompensation.com or by calling the following toll-free telephone number:

1-866-512-2862.

XL Insurance

AXA XL - Professional Insurance
100 Constitution Plaza, 17th Floor,
Hartford, CT 06103
Phone 860-246-1863, Fax 860-246-1899

August 16, 2024

Mary Coughlin
Willis Towers Watson Northeast Inc
75 Arlington Street
Floor 10
Boston, MA 02116

Re: Fidelity Fixed Income and Asset Allocation Funds
Excess Bond (xs $175M) Policy

Dear Mary,

Enclosed, please find the policy for **Fidelity Fixed Income and Asset Allocation Funds.** Thank you for choosing XL Insurance. Please call if you have any questions or concerns.

Sincerely,

Bill Caporale

sml

Policy Number:	**ELU197868-24**
Renewal of Number:	ELU190726-23

XL Specialty Insurance Company
(Hereafter called the Insurer)

EXCESS POLICY DECLARATIONS

Executive Offices:
70 Seaview Avenue
Stamford, CT 06902-6040
Telephone 877-953-2636

Regulatory Office:
505 Eagleview Blvd., Ste. 100
Exton, PA 19341-1120
Telephone: 800-327-1414

THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

Item 1. Name and Mailing Address of Insured Entity:

Fidelity Fixed Income and Asset Allocation Funds
c/o FMR LLC, 88 Black Falcon
First Floor, East Side, Suite167
Boston, MA 02210

The Insured Entity will be the sole agent for and will act on behalf of the Insured with respect to all matters under this Policy.

Item 2. Policy Period: From: July 01, 2024 **To:** July 01, 2025

At 12:01AM Standard Time at your Mailing Address Shown Above

Item 3. Limit of Liability:

$10,000,000 part of $70,000,000 Aggregate each **Policy Period** (including Defense **Expenses**)

Item 4. Schedule of Underlying Insurance:

		Insurer	Policy No	Limit of Liability
(a)	Primary Policy	Berkshire Hathaway Specialty Insurance Company	47-EPF-315881-04	$10,000,000
(b)	Underlying Excess Policy	Federal Insurance Company	82484869	$10,000,000
		National Union Fire Insurance Company of Pittsburgh PA	01-307-65-48	$10,000,000
		ICI Mutual Insurance Company	87153324B	$10,000,000
		Allied World Assurance Company, AG	C014841/014	$10,000,000
		QBE Insurance Corporation	130005116	$10,000,000
		Travelers Casualty and Surety Company of America	106547262	$10,000,000
		Continental Casualty Company	287042220	$10,000,000
		Starr Indemnity & Liability Company	1000059071241	$10,000,000
		AXIS Insurance Company	P-001-000158021-05	$5,000,000

Zurich American Insurance Company	FIB-0456717-01	$5,000,000
Ironshore Indemnity Inc	FI4NAB095H005	$5,000,000 part of $50,000,000
Everest National Insurance Company	FL5FD00012-241	$7,000,000 part of $50,000,000
Lloyds of London	13012P24	$5,000,000 part of $50,000,000
US Specialty Insurance Company	24-MGU-24-A58952	$8,000,000 part of $50,000,000
Twin City Fire Insurance Company	08 FI 0252157-24	$10,000,000 part of $50,000,000
Freedom Specialty Insurance Company	XJO2408786	$10,000,000 part of $50,000,000
XL Specialty Insurance Company	ELU197869-24	$5,000,000 part of $50,000,000
Allianz Global Risks US Insurance Company	USF05426424	$2,500,000 part of $25,000,000
Arch Reinsurance Ltd	FIF0070460-00	$2,500,000 part of $25,000,000
Liberty Specialty Markets Agency Limited	LSMAFL473350A	$2,500,000 part of $25,000,000
National Casualty Company	XJO2408998	$2,500,000 part of $25,000,000
Old Republic Insurance Company	ORPRO 13 102509	$2,500,000 part of $25,000,000
Endurance American Insurance Company	FIX30063558900	$2,500,000 part of $25,000,000
Berkely Insurance Company	BPRO8116230	$5,000,000 part of $25,000,000
Twin City Fire Insurance Company	08 FI 0664579-24	$5,000,000 part of $25,000,000
Federal Insurance Company	82179281	$5,000,000 part of $70,000,000
ICI Mutual Insurance Company	87153124B	$15,000,000 part of $70,000,000
Lloyd's of London	13011P24	$40,000,000 part of $70,000,000

Item 5. Notices required to be given to the Insurer must be addressed to:

XL Professional Insurance
100 Constitution Plaza, 13th Floor
Hartford, CT 06103
by electronic mail (email) to: proclaimnewnotices@axaxl.com.
Toll Free Telephone: 877-953-2636

Item 6. Premium:

Taxes, Surcharges or Fees:	$0.00
Total Policy Premium:	$42,684.00

Item 7. Policy Forms and Endorsements Attached at Issuance:

XS 71 00 05 14 XS 80 07 12 14

THESE **DECLARATIONS** AND THE POLICY, WITH THE ENDORSEMENTS, ATTACHMENTS, AND THE **APPLICATION** SHALL CONSTITUTE THE ENTIRE AGREEMENT BETWEEN THE INSURER AND THE **INSURED** RELATING TO THIS INSURANCE.

IN WITNESS

XL SPECIALTY INSURANCE COMPANY

REGULATORY OFFICE
505 EAGLEVIEW BOULEVARD, SUITE 100
DEPARTMENT: REGULATORY
EXTON, PA 19341-1120
PHONE: 800-688-1840

It is hereby agreed and understood that the following In Witness Clause supercedes any and all other In Witness clauses in this policy.

All other provisions remain unchanged.

IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.

Lucy Pilko	Toni Ann Perkins
President	Secretary

POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM
INSURANCE COVERAGE

Coverage for acts of terrorism is included in your policy. You are hereby notified that the Terrorism Risk Insurance Act, as amended in 2019, defines an act of terrorism in Section 102(1) of the Act: The term "act of terrorism" means any act or acts that are certified by the Secretary of the Treasury - in consultation with the Secretary of Homeland Security, and the Attorney General of the United States —to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion. Under your coverage, any losses resulting from certified acts of terrorism may be partially reimbursed by the United States Government under a formula established by the Terrorism Risk Insurance Act, as amended. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States Government generally reimburses 80% beginning on January 1, 2020, of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers' liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The portion of your annual premium that is attributable to coverage for acts of terrorism is $waived, and does not include any charges for the portion of losses covered by the United States government under the Act.

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Policyholder Notice provides information concerning possible impact on your insurance coverage due to the impact of U.S. Trade Sanctions[1]. Please read this Policyholder Notice carefully.

In accordance with the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") regulations, or any other U.S. Trade Sanctions applied by any regulatory body, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law, is a Specially Designated National and Blocked Person ("SDN"), or is owned or controlled by an SDN, this insurance will be considered a blocked or frozen contract. When an insurance policy is considered to be such a blocked or frozen contract, neither payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

[1] "U.S Trade Sanctions" may be promulgated by Executive Order, act of Congress, regulations from the U.S. Departments of State, Treasury, or Commerce, regulations from the State Insurance Departments, etc.

PRIVACY POLICY

The AXA XL insurance group (the "Companies"), believes personal information that we collect about our customers, potential customers, and proposed insureds (referred to collectively in this Privacy Policy as "customers") must be treated with the highest degree of confidentiality. For this reason and in compliance with the Title V of the Gramm-Leach-Bliley Act ("GLBA"), we have developed a Privacy Policy that applies to all of our companies. For purposes of our Privacy Policy, the term "personal information" includes all information we obtain about a customer and maintain in a personally identifiable way. In order to assure the confidentiality of the personal information we collect and in order to comply with applicable laws, all individuals with access to personal information about our customers are required to follow this policy.

Our Privacy Promise

Your privacy and the confidentiality of your business records are important to us. Information and the analysis of information is essential to the business of insurance and critical to our ability to provide to you excellent, cost-effective service and products. We understand that gaining and keeping your trust depends upon the security and integrity of our records concerning you. Accordingly, we promise that:

1. We will follow strict standards of security and confidentiality to protect any information you share with us or information that we receive about you;
2. We will verify and exchange information regarding your credit and financial status only for the purposes of underwriting, policy administration, or risk management and only with reputable references and clearinghouse services;
3. We will not collect and use information about you and your business other than the minimum amount of information necessary to advise you about and deliver to you excellent service and products and to administer our business;
4. We will train our employees to handle information about you or your business in a secure and confidential manner and only permit employees authorized to use such information to have access to such information;
5. We will not disclose information about you or your business to any organization outside the XL Catlin insurance group of Companies or to third party service providers unless we disclose to you our intent to do so or we are required to do so by law;
6. We will not disclose medical information about you, your employees, or any claimants under any policy of insurance, unless you provide us with written authorization to do so, or unless the disclosure is for any specific business exception provided in the law;
7. We will attempt, with your help, to keep our records regarding you and your business complete and accurate, and will advise you how and where to access your account information (unless prohibited by law), and will advise you how to correct errors or make changes to that information; and
8. We will audit and assess our operations, personnel and third party service providers to assure that your privacy is respected.

Collection and Sources of Information

We collect from a customer or potential customer only the personal information that is necessary for (a) determining eligibility for the product or service sought by the customer, (b) administering the product or service obtained, and (c) advising the customer about our products and services. The information we collect generally comes from the following sources:

- Submission – During the submission process, you provide us with information about you and your business, such as your name, address, phone number, e-mail address, and other types of personal identification information;
- Quotes – We collect information to enable us to determine your eligibility for the particular insurance product and to determine the cost of such insurance to you. The information we collect will vary with the type of insurance you seek;

- Transactions – We will maintain records of all transactions with us, our affiliates, and our third party service providers, including your insurance coverage selections, premiums, billing and payment information, claims history, and other information related to your account;
- Claims – If you obtain insurance from us, we will maintain records related to any claims that may be made under your policies. The investigation of a claim necessarily involves collection of a broad range of information about many issues, some of which does not directly involve you. We will share with you any facts that we collect about your claim unless we are prohibited by law from doing so. The process of claim investigation, evaluation, and settlement also involves, however, the collection of advice, opinions, and comments from many people, including attorneys and experts, to aid the claim specialist in determining how best to handle your claim. In order to protect the legal and transactional confidentiality and privileges associated with such opinions, comments and advice, we will not disclose this information to you; and
- Credit and Financial Reports – We may receive information about you and your business regarding your credit. We use this information to verify information you provide during the submission and quote processes and to help underwrite and provide to you the most accurate and cost-effective insurance quote we can provide.

Retention and Correction of Personal Information

We retain personal information only as long as required by our business practices and applicable law. If we become aware that an item of personal information may be materially inaccurate, we will make reasonable effort to re-verify its accuracy and correct any error as appropriate.

Storage of Personal Information

We have in place safeguards to protect data and paper files containing personal information.

Sharing/Disclosing of Personal Information

We maintain procedures to assure that we do not share personal information with an unaffiliated third party for marketing purposes unless such sharing is permitted by law. Personal information may be disclosed to an unaffiliated third party for necessary servicing of the product or service or for other normal business transactions as permitted by law.

We do not disclose personal information to an unaffiliated third party for servicing purposes or joint marketing purposes unless a contract containing a confidentiality/non-disclosure provision has been signed by us and the third party. Unless a consumer consents, we do not disclose “consumer credit report” type information obtained from an application or a credit report regarding a customer who applies for a financial product to any unaffiliated third party for the purpose of serving as a factor in establishing a consumer’s eligibility for credit, insurance or employment. “Consumer credit report type information” means such things as net worth, credit worthiness, lifestyle information (piloting, skydiving, etc.) solvency, etc. We also do not disclose to any unaffiliated third party a policy or account number for use in marketing. We may share with our affiliated companies information that relates to our experience and transactions with the customer.

Policy for Personal Information Relating to Nonpublic Personal Health Information

We do not disclose nonpublic personal health information about a customer unless an authorization is obtained from the customer whose nonpublic personal information is sought to be disclosed. However, an authorization shall not be prohibited, restricted or required for the disclosure of certain insurance functions, including, but not limited to, claims administration, claims adjustment and management, detection, investigation or reporting of actual or potential fraud, misrepresentation or criminal activity, underwriting, policy placement or issuance, loss control and/or auditing.

Access to Your Information

Our employees, employees of our affiliated companies, and third party service providers will have access to information we collect about you and your business as is necessary to effect transactions with you. We may also disclose information about you to the following categories of person or entities:

- Your independent insurance agent or broker;
- An independent claim adjuster or investigator, or an attorney or expert involved in the claim;
- Persons or organizations that conduct scientific studies, including actuaries and accountants;
- An insurance support organization;
- Another insurer if to prevent fraud or to properly underwrite a risk;
- A state insurance department or other governmental agency, if required by federal, state or local laws; or
- Any persons entitled to receive information as ordered by a summons, court order, search warrant, or subpoena.

Violation of the Privacy Policy

Any person violating the Privacy Policy will be subject to discipline, up to and including termination.

For more information or to address questions regarding this privacy statement, please contact your broker.

FRAUD NOTICE

Alabama	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or who knowingly presents false information in an application for insurance is guilty of a crime and may be subject to restitution fines or confinement in prison, or any combination thereof.
Arkansas	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
California	For your protection California law requires the following to appear on this form: Any person who knowingly presents false or fraudulent information to obtain or amend insurance coverage or to make a claim for the payment of a loss is guilty of a crime and may be subject to fines and confinement in state prison.
Colorado	**It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance, and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policyholder or claimant for the purpose of defrauding or attempting to defraud the policyholder or claimant with regard to a settlement or award payable from insurance proceeds shall be reported to the Colorado Division of Insurance within the Department of Regulatory Agencies.**
District of Columbia	**WARNING**: It is a crime to provide false or misleading information to an insurer for the purpose of defrauding the insurer or any other person. Penalties include imprisonment and/or fines. In addition, an insurer may deny insurance benefits if false information materially related to a claim was provided by the applicant.
Florida	Any person who knowingly and with intent to injure, defraud, or deceive any insurer files a statement of claim or an application containing any false, incomplete, or misleading information is guilty of a felony of the third degree.
Kansas	A "fraudulent insurance act" means an act committed by any person who, knowingly and with intent to defraud, presents, causes to be presented or prepares with knowledge or belief that it will be presented to or by an insurer, purported insurer, broker or any agent thereof, any written, electronic, electronic impulse, facsimile, magnetic, oral, or telephonic communication or statement as part of, or in support of, an application for the issuance of, or the rating of an insurance policy for personal or commercial insurance, or a claim for payment or other benefit pursuant to an insurance policy for commercial or personal insurance that such person knows to contain materially false information concerning any fact material thereto; or conceals, for the purpose of misleading, information concerning any fact material thereto.
Kentucky	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any materially false information or conceals, for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime.
Louisiana	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Maine	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines, or denial of insurance benefits.
Maryland	Any person who knowingly or willfully presents a false or fraudulent claim for payment of a loss or benefit or who knowingly or willfully presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
New Jersey	Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties.

New Mexico	ANY PERSON WHO KNOWINGLY PRESENTS A FALSE OR FRAUDULENT CLAIM FOR PAYMENT OF A LOSS OR BENEFIT OR KNOWINGLY PRESENTS FALSE INFORMATION IN AN APPLICATION FOR INSURANCE IS GUILTY OF A CRIME AND MAY BE SUBJECT TO CIVIL FINES AND CRIMINAL PENALTIES.
New York	**General: All applications for commercial insurance, other than automobile insurance:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each such violation. **All applications for automobile insurance and all claim forms**: Any person who knowingly makes or knowingly assists, abets, solicits or conspires with another to make a false report of the theft, destruction, damage or conversion of any motor vehicle to a law enforcement agency, the department of motor vehicles or an insurance company, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the value of the subject motor vehicle or stated claim for each violation. **Fire**: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime. The proposed insured affirms that the foregoing information is true and agrees that these applications shall constitute a part of any policy issued whether attached or not and that any willful concealment or misrepresentation of a material fact or circumstances shall be grounds to rescind the insurance policy.
Ohio	Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud.
Oklahoma	**WARNING**: Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for the proceeds of an insurance policy containing any false, incomplete or misleading information is guilty of a felony. **WARNING: All Workers Compensation Insurance**: Any person or entity who makes any material false statement or representation, who willfully and knowingly omits or conceals any material information, or who employs any device, scheme, or artifice, or who aids and abets any person for the purpose of: 1. obtaining any benefit or payment, 2. increasing any claim for benefit or payment, or 3. obtaining workers' compensation coverage under the Administrative Workers' Compensation Act, shall be guilty of a felony punishable pursuant to Section 1663 of Title 21 of the Oklahoma Statutes.

Pennsylvania	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties. **Automobile Insurance**: Any person who knowingly and with intent to injure or defraud any insurer files an application or claim containing any false, incomplete or misleading information shall, upon conviction, be subject to imprisonment for up to seven years and the payment of a fine of up to $15,000.
Puerto Rico	**Any person who knowingly and with the intention of defrauding presents false information in an insurance application, or presents, helps, or causes the presentation of a fraudulent claim for the payment of a loss or any other benefit, or presents more than one claim for the same damage or loss, shall incur a felony and, upon conviction, shall be sanctioned for each violation by a fine of not less than five thousand dollars ($5,000) and not more than ten thousand dollars ($10,000), or a fixed term of imprisonment for three (3) years, or both penalties. Should aggravating circumstances [be] present, the penalty thus established may be increased to a maximum of five (5) years, if extenuating circumstances are present, it may be reduced to a minimum of two (2) years.**
Rhode Island	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Tennessee	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits. **Workers' Compensation:** It is a crime to knowingly provide false, incomplete or misleading information to any party to a workers' compensation transaction for the purpose of committing fraud. Penalties include imprisonment, fines and denial of insurance benefits.
Utah	**Workers' Compensation**: Any person who knowingly presents false or fraudulent underwriting information, files or causes to be filed a false or fraudulent claim for disability compensation or medical benefits, or submits a false or fraudulent report or billing for health care fees or other professional services is guilty of a crime and may be subject to fines and confinement in state prison.
Virginia	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
Washington	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
West Virginia	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
All Other States	Any person who knowingly and willfully presents false information in an application for insurance may be guilty of insurance fraud and subject to fines and confinement in prison. (In Oregon, the aforementioned actions may constitute a fraudulent insurance act which may be a crime and may subject the person to penalties).

Endorsement No.: 1
Named Insured: Fidelity Fixed Income and Asset Allocation Funds
Policy No.: ELU197868-24

Effective: July 01, 2024
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

EXCESS ENDORSEMENT

In consideration of the premium charged:

(1) It is understood and agreed that the Limit of Liability for this Policy as set forth in Item 3 of the Declarations is the maximum amount payable, including Defense Expenses, by the Insurer under this Policy. Any provision of the Underlying Insurance indicating any ability or right to any reinstatement of such policy's limit of liability shall be inapplicable to this Policy, including any provision indicating a reinstatement of such policy's limit of liability during any extended discovery or reporting period. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

(2) It is understood and agreed that the Insurer is under no obligation to renew this Policy upon its expiration. Any provision of the Underlying Insurance indicating any automatic renewal of this Policy shall be inapplicable to this Policy. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

All other terms, conditions and limitations of this Policy shall remain unchanged.

EXCESS POLICY COVERAGE FORM

THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

In consideration of the payment of the premium and in reliance on all statements made and information furnished to the Insurer identified in the Declarations (the Insurer) and to the issuer(s) of the Underlying Insurance, the Insurer and the insureds agree as follows:

I. INSURING AGREEMENT

The Insurer will provide coverage excess of the Underlying Insurance stated in ITEM 4 of the Declarations. Coverage hereunder will apply in conformance with the terms, conditions, endorsements and warranties of both the Primary Policy stated in ITEM 4 (A) of the Declarations and of any other Underlying Excess Policy stated in ITEM 4 (B) of the Declarations. The coverage hereunder will attach only after all of the Underlying Insurance has been exhausted by the actual payment of covered amounts under the Underlying Insurance by the applicable insurers thereunder or by any other source. To the extent that any terms, conditions, and endorsements of the Policy may be inconsistent with any terms, conditions, and endorsements of the Underlying Insurance, the terms, conditions, and endorsements of this Policy shall govern.

II. DEPLETION OF UNDERLYING LIMITS OF LIABILITY

The coverage hereunder shall attach only after the limits of all Underlying Insurance have been exhausted by payment of covered amounts. Subject to the terms, conditions, and endorsements of this Policy and the Underlying Insurance, this Policy will continue to apply to covered amounts as primary insurance in the event of the exhaustion of all of the limits of liability of such Underlying Insurance as the result of the actual payment of covered amounts by the applicable insurer thereunder or by any other source. Any risk of uncollectibility with respect to the Underlying Insurance will be expressly retained by the insureds and will not be assumed by the Insurer.

III. RIGHTS AND CLAIM PARTICIPATION

The Insurer shall have the same rights, privileges and protections afforded to the insurer(s) of the Underlying Insurance and may, at its sole discretion, elect to participate in the investigation, settlement and/or defense of any claim against the insureds even if the Underlying Insurance has not been exhausted. The insureds will provide such information and cooperation as is reasonably requested. The insureds shall not do anything that prejudices the Insurer's position or potential rights of recovery, including, but not limited to, terminating any Underlying Insurance.

IV. LIMIT OF LIABILITY

The amount stated in ITEM 3 of the Declarations is the limit of liability of the Insurer and shall be the maximum amount payable, including defense expenses, by the Insurer under this Policy. Defense expenses are part of and not in addition to the limit of liability and the payment of such will reduce the limit of liability.

V. NOTICE, ALTERATION, AND TERMINATION

(A) Where the Underlying Insurance permits or requires notice to the Insurer, the insureds shall have the same obligations and rights to notify the Insurer under this Policy. All notices required under the Underlying Insurance policies and this Policy shall be sent to the address set forth in ITEM (5) of the Declarations: Attention Claim Department or by electronic mail to: proclaimnewnotices@xlgroup.com. Notice given to any underlying insurer will not be deemed notice to the Insurer.

(B) No change in or modification of this Policy shall be effective unless made by endorsement. In the event of a change of any kind to any Underlying Insurance that broadens or expands coverage, this Policy will become subject to such change only if and to the extent that the Insurer consents to such change in writing and the insured pays any additional premium that may be required by the Insurer.

(C) This Policy will terminate immediately upon the termination of any of the Underlying Insurance, whether cancelled by the insured or the applicable insurer. Notice of cancellation or non-renewal of any such policies duly given by any of the applicable insurers shall serve as notice of the cancellation or non-renewal of this Policy by the Insurer.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW
Washington DC 20005

INVESTMENT COMPANY BLANKET BOND
(EXCESS)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW
Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1. Name of Insured (the "Insured") **Fidelity Fixed Income and Asset Allocation Funds** (as defined in the Primary Bond)

Bond Number **87153124B**

Principal Office:
c/o FMR LLC
88 Black Falcon
First Floor, East, Suite 167
Mailzone V7E
Boston, MA 02210

Mailing Address:
Willis Towers Watson Northeast, Inc.
75 Arlington Street, Floor 10
Boston, MA 02116

Item 2. Bond Period: from 12:01 a.m. on July 1, 2024, to 12:01 a.m. on July 1, 2025, or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability--

	LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT [1]
A--FIDELITY	$15,000,000 part of $70,000,000	$175,000,000
B--ON PREMISES	$15,000,000 part of $70,000,000	$175,000,000
C--INTRANSIT	$15,000,000 part of $70,000,000	$175,000,000
D--FORGERY OR ALTERATION	$15,000,000 part of $70,000,000	$175,000,000
E--SECURITIES	$15,000,000 part of $70,000,000	$175,000,000
F--COUNTERFEIT CURRENCY	$15,000,000 part of $70,000,000	$175,000,000
I--COMPUTER SYSTEMS	$15,000,000 part of $70,000,000	$175,000,000
J--CUSTOMER VOICE INITIATED TRANSFERS	$15,000,000 part of $70,000,000	$175,000,000
K--TELEFACSIMILE TRANSFER FRAUD	$15,000,000 part of $70,000,000	$175,000,000

[1] Plus the applicable deductible of the Primary Bond

Item 4. PRIMARY BOND — Berkshire Hathaway Specialty Insurance # 47-EPF-315882-04

Item 5. The liability of ICI Mutual Insurance Company, a Risk Retention Group (the "Underwriter") is subject to the terms of the following Riders attached hereto:

Riders: 1

and of all Riders applicable to this bond issued during the Bond Period.

By: [signature]
Authorized Representative

By: Catherine Dalton
Authorized Representative

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group ("Underwriter"), in consideration of the required premium, and in reliance on the application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations of this bond, agrees to indemnify the Insured for loss, discovered during the Bond Period, which would otherwise have been paid under the **Primary Bond** but for the fact that the loss exceeds the limit of liability of such Primary Bond. Coverage under this bond shall follow the terms and conditions of the **Primary Bond,** except with respect to:

a. Any coverage exceptions specified by riders attached to this bond;

b. The deductible amounts and limits of liability as stated in ITEM 3. of the Declarations; and

c. The General Agreements, Provisions, Conditions and Limitations set forth herein.

GENERAL AGREEMENTS

A. CHANGE OR MODIFICATION OF PRIMARY BOND

If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the Underwriter as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the Underwriter may request. There shall be no coverage under this bond for any loss arising from or in any way related to such change or modification until such time as the Underwriter is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

B. LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured (except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor.) As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of

any judgment against the Insured in or settlement of any suit or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, RRG, 1401 H St. NW, Washington, DC 20005, with an electronic copy to LegalSupport@icimutual.com.

PROVISIONS, CONDITIONS AND LIMITATIONS

SECTION 1. DEFINITIONS

a. **Deductible Amount** means the amount stated in ITEM 3. of the Declarations, applicable to each Single Loss. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any **Underlying Bond(s)**, including the insolvency or dissolution of any Insurer providing coverage under any **Underlying Bond(s)**.

b. **Primary Bond** means the bond scheduled in ITEM 4. of the Declarations or any bond that may replace or substitute for such bond.

c. **Single Loss** means:

(1) all loss resulting from any one actual or attempted theft committed by one person, or

(2) all loss caused by any one act (other than a theft or a dishonest or fraudulent act) committed by one person, or

(3) all loss caused by dishonest or fraudulent acts committed by one person, or

(4) all expenses incurred with respect to any one audit or examination, or

(5) all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

d. **Underlying Bond** means the **Primary Bond** and all other insurance coverage referred to in ITEM 4. of the Declarations.

SECTION 2. SINGLE LOSS LIMIT OF LIABILITY

The Underwriter’s liability for each **Single Loss** shall not exceed the Limit of Liability as stated in ITEM 3. of the Declarations.

SECTION 3. DISCOVERY

For all purposes under this bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1) becomes aware of facts, or

(2) receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that loss covered by this bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 4. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this bond may have against another named Insured under this bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 5. COOPERATION OF INSURED

At the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall:

a. submit to examination by the Underwriter and subscribe to the same under oath, and

b. produce for the Underwriter’s examination all pertinent records, and

c. cooperate with the Underwriter in all matters pertaining to the loss.

The Insured shall execute all papers and render assistance to secure for the Underwriter the rights and causes of action provided for under this bond. The Insured shall do nothing after loss to prejudice such rights or causes of action.

SECTION 6. TERMINATION

The Underwriter may terminate this bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this bond is terminated as to any investment company registered under the Investment Company Act of 1940, to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this bond as to any investment company registered under the Investment Company Act of 1940, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This bond will terminate as to any Insured entity that is not an investment company registered under the Investment Company Act of 1940 immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this bond is terminated by the Insured or pro rata if this bond is terminated by the Underwriter.

Upon the detection by any Insured that an employee (as defined in the **Primary Bond**) has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such employee from a position that may enable such employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such employee, becomes aware that the employee has committed any dishonest or fraudulent act(s) or theft.

This bond shall terminate as to any employee (as defined in the **Primary Bond**) by written notice from the Underwriter to each Insured and, if such employee is an employee of an Insured investment company registered under the Investment Company Act of 1940, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 7. CONFORMITY

If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

SECTION 8. CHANGE OR MODIFICATION

This bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity (or the equivalent insuring agreement) of the Primary Bond in a manner which adversely affects the rights of an Insured investment company registered under the Investment Company Act of 1940 shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured investment company registered under the Investment Company Act of 1940 affected thereby.

SECTION 9. DEDUCTIBLE AMOUNT; LIMIT OF LIABILITY

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from the **Primary Bond** or from any other bond, suretyship or insurance policy), shall exceed the applicable **Deductible Amount**; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and other agreements, provisions, conditions and limitations of this bond.

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the

applicable **Deductible Amount** and the other agreements, provisions, conditions and limitations of this bond.

SECTION 10. COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND
(EXCESS BOND)

RIDER NO. 1

INSURED		BOND NUMBER
Fidelity Fixed Income and Asset Allocation Funds		**87153124B**
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
July 1, 2024	**July 1, 2024 to July 1, 2025**	Catherine Dalton

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group ("ICI Mutual"), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the "Act"). The Act establishes a federal insurance backstop under which ICI Mutual and these other insurers may be partially reimbursed by the United States Government for future **"insured losses"** resulting from certified **"acts of terrorism."** (Each of these **bolded terms** is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified **"acts of terrorism"** may be partially reimbursed by the United Sates government under a formula established by the Act. Under this formula, the United States government would generally reimburse ICI Mutual for the Federal Share of Compensation of ICI Mutual's **"insured losses"** in excess of ICI Mutual's **"insurer deductible"** until total **"insured losses"** of all participating insurers reach $100 billion (the "Cap on Annual Liability"). If total **"insured losses"** of all property and casualty insurers reach the Cap on Annual Liability in any one calendar year, the Act limits U.S. Government reimbursement and provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this Bond may be reduced as a result.

This Bond has no express exclusion for **"acts of terrorism."** However, coverage under this Bond remains subject to all applicable terms, conditions, and limitations of the Bond (including exclusions) that are permissible under the Act.

The portion of the premium that is attributable to any coverage potentially available under the Bond for **"acts of terrorism"** is one percent (1%) and does not include any charges for the portion of loss that may be covered by the U.S. Government under the Act

As used herein, "Federal Share of Compensation" shall mean 80% beginning on January 1, 2020.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223 Website: www.wtwco.com

CONTRACT OF INSURANCE

UNIQUE MARKET REFERENCE (UMR):	**B080113011P24**
INSURED:	**Fidelity Fixed Income and Asset Allocation Funds** and as or more fully defined in the Contract Wording.
PRINCIPAL ADDRESS:	**c/o FMR LLC** **88 Black Falcon** **First Floor, East Side, Suite 167,** **Mailzone V7E,** **Boston, MA 02210** **United States of America**
TYPE:	**Insurance of:** **Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by Berkshire Hathaway Specialty Insurance Company** and as more fully defined in the Contract Wording.
PERIOD OF INSURANCE:	**From: 1 July 2024** **To: 1 July 2025** Both days at 12:01am local standard time at the above principal address of the Insured

1. RISK DETAILS

UNIQUE MARKET REFERENCE:	B080113011P24
TYPE:	Insurance of: Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by Berkshire Hathaway Specialty Insurance Company and as more fully defined in the Contract Wording.
INSURED:	Fidelity Fixed Income and Asset Allocation Funds and as or more fully defined in the Contract Wording.
PRINCIPAL ADDRESS:	c/o FMR LLC 88 Black Falcon, First Floor, East Side, Suite 167, Mailzone V7E, Boston, MA 02210 United States of America
PERIOD OF INSURANCE:	From: 1 July 2024 To: 1 July 2025 Both days at 12:01am local standard time at the above principal address of the Insured
INTEREST:	Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by Berkshire Hathaway Specialty Insurance Company and as more fully defined in the Contract Wording.
LIMIT OF LIABILITY:	USD 40,000,000 any one loss/claim and in the aggregate for the period part of USD 70,000,000 any one loss/claim and in the aggregate for the period In excess of underlying contracts for: USD 175,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited

RETENTION:	Primary contract Retentions detailed as per Berkshire Hathaway Specialty Insurance Company
TERRITORIAL LIMITS:	Worldwide
CONDITIONS:	All terms and conditions as set forth in the Contract Wording (as attached), such wording being:-

Willis Excess Financial Lines Policy, incorporating the following, all as attached:

1. NMA 2975 (amended) Special Cancellation Clause

2. LMA 5389 U.S. Terrorism Risk Insurance Act of 2002 As Amended New and Renewal Business Endorsement

3. NMA 2918 (amended) War and Terrorism Exclusion Endorsement

4. NMA 1256 Nuclear Incident Exclusion Clause - Liability - Direct (Broad)

5 NMA 1477 Radioactive Contamination Exclusion Clause - Liability - Direct

6. NMA 1998 Service of Suit Clause

7. LMA 3100 Sanctions Clause

Losses/Claims to be notified via Willis Towers Watson,
FINEX - Claims Department,
51 Lime Street,
London EC3M 7DQ,
United Kingdom

Nothing in this Contract shall be construed as a condition precedent or a warranty unless it is expressly stated as such in the Contract

CHOICE OF LAW AND JURISDICTION:	This contract shall be governed by, and construed in accordance with, the laws of the State of Massachusetts of the United States of America as more fully set out in the contract wording.

Any dispute between the parties over the terms of this contract shall be submitted to the exclusive jurisdiction of the Courts of United States of America as more fully set out in the NMA 1998 (24/4/86) Service of Suit Clause (U.S.A) as attached

	The language used for contract interpretation shall be English as set out in the contract wording. Service of Suit Nominee: Service of Suit Clause (as attached) Lloyd's America, Inc. Attention Legal Department 280 Park Avenue, East Tower, 25th Floor New York, NY 10017
PREMIUM:	USD 145,200 for USD 40,000,000 Order Hereon Any return premium will be calculated, stated and payable by insurers as net of all Broker Remuneration and Deductions as allowed.
PREMIUM PAYMENT TERMS:	Premium Payment Condition as follows: LSW3001 Premium Payment Clause (60 days), as attached. due to Insurers on or before **30 August 2024** Where any date on which the Premium is due to be paid falls on a weekend or Public Holiday, presentation to Insurers or their agents on the next working day will be deemed to comply with the relevant premium payment requirement. For the purposes of this clause, Public Holiday shall mean any public or statutory holiday in any territory through which the Premium must pass between the Insured and Insurers or their agents.
TAXES PAYABLE BY INSURED AND ADMINISTERED BY INSURERS:	None
TAXES PAYABLE BY INSURERS AND ADMINISTERED BY INSURED OR THEIR AGENT:	None
RECORDING, TRANSMITTING AND STORING INFORMATION:	Where Willis Limited maintains risk and claims data/information/ documents Willis Limited may hold data/information/documents electronically.
INSURER CONTRACT DOCUMENTATION:	This contract document details the current terms entered into by the insurer(s) and constitutes the contract document.

Any further documentation changing this contract agreed in accordance with the contract change provisions set out in this contract, shall form the evidence of such change.

NOTICE OF CANCELLATION PROVISIONS:

Where (re)insurers have the right to give notice of cancellation, in accordance with the provisions of the contract, then:

To the extent provided by the contract, the Slip Leader is authorised to issue such notice on behalf of all participating (re)insurers; and (optionally)

any (re)insurer may issue such notice in respect of its own participation.

The content and format of any such notice should be in accordance with the 'Notice of Cancellation' standard, as published by the London Market Group (LMG), or their successor body, on behalf of London Market Associations and participants. However failure to comply with this standard will not affect the validity of the notice given.

The notice shall be provided to the broker by the following means:

By an email to FINEXNOC@wtwco.com

Failure to comply with this delivery requirement will make the notice null and void. Satisfactory delivery of the notice will cause it to be effective irrespective of whether the broker has acknowledged receipt.

BESPOKE OR AMENDED WORDING AND CLAUSES, WORDING SCHEDULE(S) AND/OR DECLARATIONS AND ANY OTHER ATTACHMENTS, AS APPROPRIATE:

WILLIS EXCESS FINANCIAL LINES POLICY

Please read this Policy carefully.

SCHEDULE

Policy Number: B080113011P24

Item 1: ***Insured***: Fidelity Fixed Income and Asset Allocation Funds

Principal Address: c/o FMR LLC
88 Black Falcon,
First Floor, East Side, Suite 167,
Mailzone V7E,
Boston, MA 02210
United States of America

Item 2: ***Insurer(s)***: Chubb Syndicate 2488 and others

Item 3: ***Period of Insurance***: From: 1 July 2024
To: 1 July 2025
Both days at 00:01am local standard time at the Principal address shown at Item 1 above.

Item 4: ***Limit of Liability***:

USD 40,000,000 any one loss/claim and in the aggregate for the period part of

USD 70,000,000 any one loss/claim and in the aggregate for the period

In excess of underlying contracts for:
USD 175,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited

Item 5: ***Underlying Policy(ies)***: in excess of underlying contracts for USD 150,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited

Retention: Primary contract Retentions detailed as per Berkshire Hathaway Specialty Insurance Company.

Item 6: ***Premium***: USD 145,200

Taxes: None due from London

Item 7: Notification(s) in accordance with clause 5 required to be addressed to: Willis Towers Watson,
FINEX - Claims Department,
51 Lime Street,
London EC3M 7DQ,
United Kingdom

Item 8: Endorsements are as attached at issue of this ***Contract***.

Item 9: Additional premium required: Nil

Item 10: Addressees for complaints:

(a) For ***Insurers*** who are Lloyd's Insurers:

Complaints,
Fidentia House,
Walter Burke Way,
Chatham Maritime,
Chatham
Kent
ME4 4RN

Telephone: +44 (0)207 327 5693
Facsimile: +44 (0)207 327 5225
Email: Complaints@Lloyds.com

(b) For all other ***Insurers***:

Willis Limited will provide details on request.

Willis Excess Financial Lines Policy

In consideration of the ***Insured*** having paid or agreed to pay the ***Premium*** and subject to all of the definitions, terms, conditions and limitations of this ***Policy***, ***Insurers*** and the ***Insured*** agree as follows:

1. Insuring Agreement

1.1 Except insofar as the express terms of this ***Policy***:

(a) make specific provision in respect of any matter for which specific provision is also made in the ***Primary Policy***, in which case the express terms of this ***Policy*** shall prevail; or

(b) make specific provision in respect of any matter for which no specific provision is made in the ***Primary Policy***, in which case the express terms of this ***Policy*** shall apply;

this ***Policy*** shall take effect and operate in accordance with the terms of the ***Primary Policy***.

1.2 Subject to the ***Limit of Liability***, the ***Insurers*** shall pay to or on behalf of the ***Insured*** that proportion of ***Loss*** which exceeds the ***Underlying Limit***.

1.3 Except as provided specifically to the contrary in this ***Policy***, the ***Insurers*** shall have no liability to make payment for any ***Loss*** under this ***Policy*** until the ***Underlying Limit*** has been completely eroded by amounts which the insurers of the ***Underlying Policy(ies)***:

(i) shall have paid; or,

(ii) shall have agreed to pay; or,

(iii) shall have had their liability to pay established by judgment, arbitration award or other final binding adjudication;

whichever of (i) to (iii) above as shall occur first. Furthermore, in determining whether and the extent to which erosion has occurred,

(a) where, as part of any agreement to pay loss or liability (as applicable) under an ***Underlying Policy***, an insurer agrees to pay an amount which is less than the applicable limit of liability thereunder on terms that such payment shall be treated as or equivalent to payment in full of such limit of liability, the ***Insurers*** will pay ***Loss*** under this ***Policy*** as if such insurer had paid the applicable limit of liability in full. However, in such circumstances the ***Insurers*** shall pay ***Loss*** only to the extent that, in the absence of agreement of the kind referred to in the previous sentence, the ***Loss*** of the ***Insured*** would have exceeded the ***Underlying Limit***.

(b) where any insurer of an ***Underlying Policy*** is or becomes ***Insolvent*** with the result that it does not pay, or is unable to agree to pay, or is unable to participate in proceedings by which the liability of other insurers of the ***Underlying Policy*** is established, then the relevant insurer(s) will be deemed to have paid or to have agreed to pay or to have had their liability established, but only in the event that either:

(i) any other insurer participating on the relevant ***Underlying Policy*** pays, agrees to pay or has its liability established by judgment, arbitration award or other final binding adjudication (whichever shall occur first); or

(ii) the ***Insured*** establishes that the ***Insurers*** would be liable hereunder but for the ***Insolvency***.

(c) ***Insurers*** will recognise the erosion of the ***Underlying Limit*** by any payment made in respect of loss or liability (as applicable) by reason of cover provided by any ***Underlying Policy*** whether or not such cover is also provided by this ***Policy***.

(d) where any ***Underlying Policy*** (other than the ***Primary Policy***) provides cover which is more restrictive than the cover provided hereunder then, notwithstanding the absence of any liability on the part of the insurers of such ***Underlying Policy*** for some or all of any loss or liability (as applicable), such ***Underlying Policy*** shall, for the purposes of the operation of this ***Policy***, be deemed to have been eroded by such loss or liability (as applicable) to the extent that it constitutes ***Loss***.

(e) ***Insurers*** will recognise the erosion of the ***Underlying Limit*** by the operation of one or more ***Relevant Provisions***.

(f) Where for any reason, other than those under (a) to (e) inclusive, one or more insurers of the ***Underlying Policies*** do not pay loss forming part of the ***Underlying Limit*** and such unpaid loss is paid instead by or on behalf of the ***Insured***, the ***Insurers*** will recognise the erosion of the ***Underlying Limit*** as a consequence of such payment.

2. Definitions

Wherever the following words and phrases appear in bold and italics in this ***Policy*** they shall have the meanings given to them below:

"***Claim***" or "***Circumstance***" shall mean “claim”, “circumstance” or any other term by which the ***Primary Policy*** identifies matters potentially giving rise to payments thereunder in respect of ***Loss***.

"***Insolvent”*** or ***“Insolvency***" shall mean in respect of any insurer that any step, application, order, proceeding or appointment has been taken or made by or in respect of an insurer for a distress, execution, composition or arrangement with creditors, winding-up, dissolution, administration, receivership (administrative or otherwise) or bankruptcy, or that the insurer is unable to pay its debts.

"***Insured***" shall mean those persons and organisations identified at Item 1 of the ***Schedule*** and all other persons and organisations as are insured or otherwise entitled to indemnity under the ***Primary Policy***.

"***Insurers***" shall mean the insurers of this ***Policy*** identified at Item 2 of the ***Schedule***.

"***Limit of Liability***" shall mean the sum(s) shown at Item 4 of the ***Schedule*** being the maximum sum(s) the ***Insurers*** are liable to pay under this ***Policy*** for all ***Loss***, subject to any reinstatement

of limit expressly provided for at Item 4 of the Schedule. For the avoidance of doubt, there shall be no reinstatement of the ***Limit of Liability*** unless expressly provided for at Item 4, notwithstanding that the ***Primary Policy*** may provide for one or more reinstatements.

"***Loss***" shall mean all and any amounts for which ***Insurers*** are liable to the ***Insured*** pursuant to the terms and conditions of this ***Policy*** and, for the avoidance of doubt and subject only to the operation of any express terms hereof in accordance with clause 1.1 above, this ***Policy*** shall be liable to pay as ***Loss*** all losses, costs, liabilities or damages and other expenses of the ***Insured*** as are covered by the ***Primary Policy*** of whatever nature and howsoever described by the ***Primary Policy***. However, and notwithstanding any provision to the contrary in the ***Primary Policy***, the liability of the ***Insurers*** of this ***Policy*** to the ***Insured*** for costs and expenses of any kind whatsoever shall be part of, and not in addition to, the ***Limit of Liability***.

"***Period of Insurance***" shall mean the period set out at Item 3 of the ***Schedule***.

"***Policy***" shall mean this insurance contract which includes any endorsements and schedules hereto.

"***Premium***" shall mean the sum shown at Item 6 of the ***Schedule***.

"***Primary Limits***" shall mean the limits of liability of the ***Primary Policy*** applicable to any loss or liability (as applicable) as set out in Item 5(a) of the ***Schedule***.

"***Primary Policy***" shall mean the policy identified at Item 5(a) of the ***Schedule*** or any policy(ies) issued in substitution thereof.

"***Relevant Provision***" shall mean any provision of an ***Underlying Policy*** which reduces the limit of liability of the ***Underlying Policy*** automatically by reference to the amount paid or payable under another policy of insurance, or by reference to the limit of liability under another policy of insurance. For the avoidance of doubt, a provision which provides that an ***Underlying Policy*** shall pay only the amount by which any loss or liability (as applicable) exceeds the amount paid or payable under any other policy or policies, or which allows the insurer credit for the value of other insurance or indemnification, or which requires the ***Insured*** to pursue such insurance or indemnification prior to claiming under the ***Underlying Policy*** (such as an “other insurance” or “non-contribution” or other similar provision), shall not be a ***Relevant Provision***.

"***Schedule***" shall mean the schedule to this ***Policy***.

"***Sublimit(s)***" shall mean any limit or limits of insurers' liability in the ***Primary Policy*** imposed in respect of a particular category of loss or liability (as applicable) and which specifies that the maximum liability of the insurer shall be less than the otherwise generally applicable limit of liability of the ***Primary Policy***.

"***Underlying Limit***" shall mean the cumulative total of the limits of liability of the insurer(s) of the ***Underlying Policy(ies)*** applicable to any loss or liability (as applicable) as set out in Item 5 of the ***Schedule***.

"***Underlying Policy(ies)***" shall mean the policies listed at Item 5 of the ***Schedule***.

3. Maintenance of the Underlying Policy(ies)

The ***Primary Policy***, or any policies issued in substitution thereof, shall be maintained in full force and effect during the ***Period of Insurance*** save to the extent that it is eroded. This obligation shall cease to apply in the event that the ***Primary Policy*** is completely eroded. Clause 1.3 hereof shall apply for the purposes of determining whether and to what extent erosion has occurred. Where an ***Underlying Policy*** other than the ***Primary Policy*** does not continue in full force and effect (other than by reason of erosion) such policy shall be deemed for all purposes of this ***Policy*** to have been maintained. The ***Primary Policy*** shall be deemed maintained if it is replaced by the operation of clause 4 hereof.

4. Step-Down of Cover

Subject always to the ***Limit of Liability***:

4.1 In the event of the reduction of the amount of indemnity available under any ***Underlying Policy*** by reason of partial erosion of the ***Underlying Limit*** (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply) this ***Policy*** shall, subject to the ***Limit of Liability*** and to the other terms, conditions and limitations of this ***Policy***, continue to be available to pay that proportion of ***Loss*** which exceeds the amount of indemnity remaining under the ***Underlying Policy(ies)***.

4.2 In the event of there being no indemnity available under the ***Underlying Policy(ies)*** by reason of the complete erosion of the ***Underlying Limit*** (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply), the remaining limits available under this ***Policy*** shall, subject to the ***Limit of Liability*** and to the other terms, conditions and limitations of this ***Policy***, continue for subsequent ***Loss*** as primary insurance and, in that event, any retention, excess or deductible and the remainder of any ***Sublimit*** specified in the ***Primary Policy*** shall apply under this ***Policy*** in respect of ***Loss***.

5. Notification

Any notification to the ***Primary Policy*** of a ***Claim*** or ***Circumstance*** which is required to be given in accordance with the terms and conditions of the ***Primary Policy*** shall also be given to the ***Insurers*** in writing by way of the party identified at Item 7 of the ***Schedule***. Such notice shall constitute notice to all ***Insurers***.

6. Claims Participation

6.1 The ***Insurers*** shall have no liability to pay costs and expenses incurred by or on behalf of the ***Insured*** unless their consent to the incurring of such costs and expenses has first been obtained, such consent not to be unreasonably delayed or withheld.

6.2 No settlement of a claim brought by a third party shall be effected by or on behalf of the ***Insured*** for such a sum as will require payment by ***Insurers*** under this ***Policy*** unless the consent of the ***Insurers*** has first been obtained, such consent not to be unreasonably delayed or withheld.

7. **Cancellation and Termination**

This ***Policy*** may be terminated or cancelled or shall become automatically terminated or cancelled in the same manner and on the same basis or bases as the ***Primary Policy****.* However, breach by the ***Insured*** of any obligation to pay premium in respect of the ***Primary Policy*** or in respect of any other of the ***Underlying Policy(ies)*** shall not entitle the ***Insurers*** to terminate or cancel this ***Policy***.

8. **Recoveries**

Where, following payment of ***Loss*** by ***Insurers***, recovery is effected, then such recovery, net of the expenses of its being effected, shall be distributed in the following order to the following parties:

(i) to the ***Insured*** or, to such extent, if any, as appropriate, to any insurer of a policy applying excess of this ***Policy***, but only to the extent (if any) by which such loss or liability (as applicable) exceeded the sum of the excess, deductible or retention of the ***Primary Policy***, the ***Underlying Limit*** and the amount paid hereunder; and,

(ii) if any balance remains following the application of (i) above, to the ***Insurers*** to the extent of the amount(s) paid by them hereunder in respect of ***Loss***; and,

(iii) if any balance remains following the application of (i) and (ii) above, to those, if any, entitled pursuant to the operation of the ***Underlying Policies*** to such extent, if any, of the entitlements conferred thereunder; and

For the avoidance of doubt, nothing in this ***Policy*** shall be construed as limiting or delaying the ***Insured's*** right to payment of any ***Loss*** hereunder until such time as it has effected any recovery.

9. **Alteration**

No material amendment to the terms of the ***Primary Policy*** shall apply in respect of this ***Policy*** unless and until agreed in writing by the ***Insurers***.

10. **Reporting Period**

Where the terms of the ***Primary Policy*** provide:

(i) the ***Insured*** with a period of time immediately following the policy period of the ***Primary Policy*** during which notice may be given to the insurers of the ***Primary Policy*** of any ***Claims*** or ***Circumstances***; and/or,

(ii) the right to purchase such a period,

then the ***Insured*** shall have the same period and/or right under this ***Policy*** in the same manner and on the same terms as those provided for in the ***Primary Policy*** except in relation to the premium payable (if any). The premium (if any) payable in respect of any such period available hereunder is set out in Item 9 of the ***Schedule***.

11. **Governing Law and Jurisdiction**

This insurance shall be governed by and construed in accordance with the laws of England and Wales and any dispute arising hereunder shall be subject to the exclusive jurisdiction of the courts of England and Wales.

12. Complaints

The ***Insurers*** aim to provide a high standard at all times but if the ***Insured*** is not satisfied with the service provided it should contact the following:

In respect of Lloyd's underwriters: the person(s) identified in Item 10(a) of the ***Schedule***.

In respect of ***Insurers*** other than Lloyd's underwriters, Willis Limited will provide the relevant details on request.

SPECIAL CANCELLATION CLAUSE

In the event that an Underwriter:

a) ceases underwriting; or

b) is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement; or

c) has its authority to carry on insurance business withdrawn,

d) has its financial strength rating reduced by A.M.Best's, Standard & Poor's or equivalent rating agency to less than A-.

the Insured may terminate that Underwriter's participation on this risk forthwith by giving notice and the premium payable to that Underwriter shall be pro rata to the time on risk. In the event there are any notified, reserved or paid losses or circumstances, premium shall be deemed fully earned. Any return of premium shall also be subject to a written full release of liability from the Insured.

NMA2975 (amended)
30/05/03

U.S. Terrorism Risk Insurance Act of 2002 as amended New & Renewal Business Endorsement

This Endorsement is issued in accordance with the terms and conditions of the "U.S. Terrorism Risk Insurance Act of 2002" as amended, as summarized in the disclosure notice.

In consideration of the premium paid, it is hereby noted and agreed with effect from inception that the Terrorism exclusion to which this Insurance is subject, shall not apply to any “insured loss” directly resulting from any "act of terrorism" as defined in the "U.S. Terrorism Risk Insurance Act of 2002", as amended ("TRIA").

The coverage afforded by this Endorsement is only in respect of any “insured loss” of the type insured by this Insurance directly resulting from an "act of terrorism" as defined in TRIA. The coverage provided by this Endorsement shall expire at 12:00 midnight December 31, 2027, the date on which the TRIA Program is scheduled to terminate, or the expiry date of the policy whichever occurs first, and shall not cover any losses or events which arise after the earlier of these dates. The Terrorism exclusion, to which this Insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism".

This Endorsement only affects the Terrorism exclusion to which this Insurance is subject. All other terms, conditions, insured coverage and exclusions of this Insurance including applicable limits and deductibles remain unchanged and apply in full force and effect to the coverage provided by this Insurance.

Furthermore the Underwriter(s) will not be liable for any amounts for which they are not responsible under the terms of TRIA (including subsequent action of Congress pursuant to the Act) due to the application of any clause which results in a cap on the Underwriter’s liability for payment for terrorism losses.

LMA5389
09 January 2020

WAR AND TERRORISM EXCLUSION ENDORSEMENT

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other sequence to the loss;

(1) war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or

(2) any act of terrorism.
For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organisation(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear.

This endorsement also excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to (1) and/or (2) above.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

NMA2918 (amended)
08/10/2001

U.S.A.

NUCLEAR INCIDENT EXCLUSION CLAUSE-LIABILITY-DIRECT (BROAD)

For attachment to insurances of the following classifications in the U.S.A., its Territories and Possessions, Puerto Rico and the Canal Zone:-
Owners, Landlords and Tenants Liability, Contractual Liability, Elevator Liability, Owners or Contractors (including railroad) Protective Liability, Manufacturers and Contractors Liability, Product Liability, Professional and Malpractice Liability, Storekeepers Liability, Garage Liability, Automobile Liability
(including Massachusetts Motor Vehicle or Garage Liability), not being insurances of the classifications to which the Nuclear Incident Exclusion Clause-Liability-Direct (Limited) applies.

This policy* does not apply:-

I. Under any Liability Coverage, to injury, sickness, disease, death or destruction

(a) with respect to which an insured under the policy is also an insured under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability Underwriters or Nuclear Insurance Association of Canada, or would be an insured under any such policy but for its termination upon exhaustion of its limit of liability; or

(b) resulting from the hazardous properties of nuclear material and with respect to which
(1) any person or organization is required to maintain financial protection pursuant to the Atomic Energy Act of 1954, or any law amendatory thereof, or (2) the insured is, or had this policy not been issued would be, entitled to indemnity from the United States of America, or any agency thereof, under any agreement entered into by the United States of America, or any agency thereof, with any person or organization.

II. Under any Medical Payments Coverage, or under any Supplementary Payments Provision relating to immediate medical or surgical relief, to expenses incurred with respect of bodily injury, sickness, disease or death resulting from the hazardous properties of nuclear material and arising out of the operation of a nuclear facility by any person or organization.

III. Under any Liability Coverage, to injury, sickness, disease, death or destruction resulting from the hazardous properties of nuclear material, if

(a) the nuclear material (1) is at any nuclear facility owned by, or operated by or on behalf of, an insured or (2) has been discharged or dispersed therefrom;

(b) the nuclear material is contained in spent fuel or waste at any time possessed, handled, used, processed, stored, transported or disposed of by or on behalf of an insured; or

(c) the injury, sickness, disease, death or destruction arises out of the furnishing by an insured of services, materials, parts or equipment in connection with the planning, construction, maintenance, operation or use of any nuclear facility, but if such facility is located within the United States of America, its territories or possessions

or Canada, this exclusion (c) applies only to injury to or destruction of property at such nuclear facility.

IV. As used in this endorsement:

“**hazardous properties**” include radioactive, toxic or explosive properties; “**nuclear material**” means source material, special nuclear material or by-product material; “**source material**”, “**special nuclear material**”, and "**by-product material**" have the meanings given them in the Atomic Energy Act 1954 or in any law amendatory thereof; “**spent fuel**” means any fuel element or fuel component, solid or liquid, which has been used or exposed to radiation in a nuclear reactor; “**waste**” means any waste material (1) containing by-product material and (2) resulting from the operation by any person or organization of any nuclear facility included within the definition of nuclear facility under paragraph (a) or (b) thereof; “**nuclear facility**” means

(a) any nuclear reactor,

(b) any equipment or device designed or used for (1) separating the isotopes of uranium or plutonium, (2) processing or utilizing spent fuel, or (3) handling, processing or packaging waste,

(c) any equipment or device used for the processing, fabricating or alloying of special nuclear material if at any time the total amount of such material in the custody of the insured at the premises where such equipment or device is located consists of or contains more than
25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235,

(d) any structure, basin, excavation, premises or place prepared or used for the storage or disposal of waste, and includes the site on which any of the foregoing is located, all operations conducted on such site and all premises used for such operations; “**nuclear reactor**” means any apparatus designed or used to sustain nuclear fission in a self- supporting chain reaction or to contain a critical mass of fissionable material. With respect to injury to or destruction of property, the word “**injury**” or “**destruction**” includes all forms of radioactive contamination of property.

It is understood and agreed that, except as specifically provided in the foregoing to the contrary, this clause is subject to the terms, exclusions, conditions and limitations of the Policy to which it is attached.

*NOTE:- As respects policies which afford liability coverages and other forms of coverage in addition, the words underlined should be amended to designate the liability coverage to which this clause is to apply.

17/3/60
N.M.A. 1256

U.S.A.

NUCLEAR INCIDENT EXCLUSION CLAUSE-LIABILITY-DIRECT (BROAD)

For attachment to insurances of the following classifications in the U.S.A., its Territories and Possessions, Puerto Rico and the Canal Zone:-
Owners, Landlords and Tenants Liability, Contractual Liability, Elevator Liability, Owners or Contractors (including railroad) Protective Liability, Manufacturers and Contractors Liability, Product Liability, Professional and Malpractice Liability, Storekeepers Liability, Garage Liability, Automobile Liability
(including Massachusetts Motor Vehicle or Garage Liability), not being insurances of the classifications to which the Nuclear Incident Exclusion Clause-Liability-Direct (Limited) applies.

This policy* does not apply:-

I. Under any Liability Coverage, to injury, sickness, disease, death or destruction

(a) with respect to which an insured under the policy is also an insured under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability Underwriters or Nuclear Insurance Association of Canada, or would be an insured under any such policy but for its termination upon exhaustion of its limit of liability; or

(b) resulting from the hazardous properties of nuclear material and with respect to which
(1) any person or organization is required to maintain financial protection pursuant to the Atomic Energy Act of 1954, or any law amendatory thereof, or (2) the insured is, or had this policy not been issued would be, entitled to indemnity from the United States of America, or any agency thereof, under any agreement entered into by the United States of America, or any agency thereof, with any person or organization.

II. Under any Medical Payments Coverage, or under any Supplementary Payments Provision relating to immediate medical or surgical relief, to expenses incurred with respect of bodily injury, sickness, disease or death resulting from the hazardous properties of nuclear material and arising out of the operation of a nuclear facility by any person or organization.

III. Under any Liability Coverage, to injury, sickness, disease, death or destruction resulting from the hazardous properties of nuclear material, if

(a) the nuclear material (1) is at any nuclear facility owned by, or operated by or on behalf of, an insured or (2) has been discharged or dispersed therefrom;

(b) the nuclear material is contained in spent fuel or waste at any time possessed, handled, used, processed, stored, transported or disposed of by or on behalf of an insured; or

(c) the injury, sickness, disease, death or destruction arises out of the furnishing by an insured of services, materials, parts or equipment in connection with the planning, construction, maintenance, operation or use of any nuclear facility, but if such facility is located within the United States of America, its territories or possessions

or Canada, this exclusion (c) applies only to injury to or destruction of property at such nuclear facility.

IV. As used in this endorsement:

"**hazardous properties**" include radioactive, toxic or explosive properties; "**nuclear material**" means source material, special nuclear material or by-product material; "**source material**", "**special nuclear material**", and "**by-product material**" have the meanings given them in the Atomic Energy Act 1954 or in any law amendatory thereof; "**spent fuel**" means any fuel element or fuel component, solid or liquid, which has been used or exposed to radiation in a nuclear reactor; "**waste**" means any waste material (1) containing by-product material and (2) resulting from the operation by any person or organization of any nuclear facility included within the definition of nuclear facility under paragraph (a) or (b) thereof; "**nuclear facility**" means

(a) any nuclear reactor,

(b) any equipment or device designed or used for (1) separating the isotopes of uranium or plutonium, (2) processing or utilizing spent fuel, or (3) handling, processing or packaging waste,

(c) any equipment or device used for the processing, fabricating or alloying of special nuclear material if at any time the total amount of such material in the custody of the insured at the premises where such equipment or device is located consists of or contains more than
25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235,

(d) any structure, basin, excavation, premises or place prepared or used for the storage or disposal of waste, and includes the site on which any of the foregoing is located, all operations conducted on such site and all premises used for such operations; "**nuclear reactor**" means any apparatus designed or used to sustain nuclear fission in a self- supporting chain reaction or to contain a critical mass of fissionable material. With respect to injury to or destruction of property, the word "**injury**" or "**destruction**" includes all forms of radioactive contamination of property.

It is understood and agreed that, except as specifically provided in the foregoing to the contrary, this clause is subject to the terms, exclusions, conditions and limitations of the Policy to which it is attached.

*NOTE:- As respects policies which afford liability coverages and other forms of coverage in addition, the words underlined should be amended to designate the liability coverage to which this clause is to apply.

17/3/60
N.M.A. 1256

U.S.A.

RADIOACTIVE CONTAMINATION EXCLUSION CLAUSE -LIABILITY-DIRECT
(Approved by Lloyd's Underwriters' Non-Marine Association)

For attachment (in addition to the appropriate Nuclear Incident Exclusion Clause - Liability - Direct) to liability insurances affording worldwide coverage.

In relation to liability arising outside the U.S.A, its Territories or Possessions, Puerto Rico or the Canal Zone, this Policy does not cover any liability of whatsoever nature directly or indirectly caused by or contributed to by or arising from ionising radiations or contamination by radioactivity from any nuclear fuel or from any nuclear waste from the combustion of nuclear fuel.

13/2/64
N.M.A. 1477

All other terms, conditions and limitations of this Policy shall remain unchanged.

SERVICE OF SUIT CLAUSE (U.S.A.)

It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon, at the request of the Assured (or Reinsured), will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters’ rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another Court as permitted by the laws of the United States or of any State in the United States. It is further agreed that service of process in such suit may be made upon Lloyd’s America, Inc. Attention Legal Department 280 Park Avenue, East Tower, 25th Floor New York, NY 10017 and that in any suit instituted against any one of them upon this contract, Underwriters will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

The above-named are authorized and directed to accept service of process on behalf of Underwriters in any such suit and/or upon the request of the Assured (or Reinsured) to give a written undertaking to the Assured (or Reinsured) that they will enter a general appearance upon Underwriters’ behalf in the event such a suit shall be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Assured (or Reinsured) or any beneficiary hereunder arising out of this contract of insurance (or reinsurance), and hereby designate the above-named as the person to whom the said officer is authorized to mail such process or a true copy thereof.

N.M.A. 1998 (24/4/86)

All other terms, conditions and limitations of this Policy shall remain unchanged.

SANCTIONS CLAUSE

No (re)insurer shall be deemed to provide cover and no (re)insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the (re)insurer or its' parent, to any sanction, prohibition or restriction implemented pursuant to resolutions of the United Nations or the trade and economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

LMA3100
15 September 2010

PREMIUM PAYMENT CLAUSE

Notwithstanding any provision to the contrary within this contract or any endorsement hereto, in respect of non payment of premium only the following clause will apply.

The (Re)Insured undertakes that premium will be paid in full to (Re)Insurers by **30 August 2024**

If the premium due under this contract has not been so paid to (Re)Insurers by **30 August 2024** (Re)Insurers shall have the right to cancel this contract by notifying the (Re)Insured via the broker in writing. In the event of cancellation, premium is due to (Re)Insurers on a pro rata basis for the period that (Re)Insurers are on risk but the full contract premium shall be payable to (Re)Insurers in the event of a loss or occurrence prior to the date of termination which gives rise to a valid claim under this contract.

It is agreed that (Re)Insurers shall give not less than 15 days prior notice of cancellation to the (Re)Insured via the broker. If premium due is paid in full to (Re)Insurers before the notice period expires, notice of cancellation shall automatically be revoked. If not, the contract shall automatically terminate at the end of the notice period.

If any provision of this clause is found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability will not affect the other provisions of this clause which will remain in full force and effect.

30/09/08
LSW3001

NMA LINES CLAUSE

This Insurance, being signed for USD 40,000,000 of USD 70,000,000 insures only that proportion of any loss, whether total or partial, including but not limited to that proportion of associated expenses, if any, to the extent and in the manner provided in this Insurance.

The percentages signed in the Table are percentages of 100% of the amount(s) of Insurance stated herein.

NMA 2419

2. INFORMATION

INFORMATION:

This section details the information that was provided to Insurers to support the assessment of the risk at the time of underwriting.

Where it is required to provide exposure information it is recommended that this should follow the ACORD exposure schedule standard which can be found at www.acord.org

Insured:	**Fidelity Fixed Income and Asset Allocation Funds.**
Type of Insurance	**Excess Financial Institutions Bond**
Policy Period:	**01 July 2024 to 01 July 2025**

INFORMATION

(made available to and seen and agreed by Underwriters)

- FMR Funds 17g Listing March 2024
- Open Claims Report 051324

3. SECURITY DETAILS

(RE)INSURER'S LIABILITY:

(RE)INSURERS LIABILITY CLAUSE

(Re)insurer's liability several not joint

The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer. Nor is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning "signing" below.

In the case of a Lloyd's syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member's proportion. A member is not jointly liable for any other member's proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd's, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd's syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd's, at the above address.

Proportion of liability

Unless there is "signing" (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its "written line". Where this contract permits, written lines, or certain written lines, may be adjusted ("signed").

In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together). A definitive proportion (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of a Lloyd's

syndicate taken together) is referred to as a “signed line”. The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to “this contract” in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

21/6/07
LMA3333

ORDER HEREON: USD 40,000,000 part of USD 70,000,000

BASIS OF WRITTEN LINES: Percentage of Whole.

NMA 2419 – Lines Clause as attached

BASIS OF SIGNED LINES: Percentage of Whole

SIGNING PROVISIONS: In the event that the written lines hereon exceed 100% of the order, any lines written “to stand” will be allocated in full and all other lines will be signed down in equal proportions so that the aggregate signed lines are equal to 100% of the order without further agreement of any of the (re)insurers.

However:

a) in the event that the placement of the order is not completed by the commencement date of the period of (re)insurance then all lines written by that date will be signed in full;

b) the signed lines resulting from the application of the above provisions can be varied, before or after the commencement date of the period of (re)insurance, by the documented agreement of the (re)insured and all (re)insurers whose lines are to be varied. The variation to the contracts will take effect only when all such (re)insurers have agreed, with the resulting variation in signed lines commencing from the date set out in that agreement.

WRITTEN LINES

MODE OF EXECUTION CLAUSE

This contract and any changes to it may be executed by:

a. electronic signature technology employing computer software and a digital signature or digitiser pen pad to capture a person's handwritten signature in such a manner that the signature is unique to the person signing, is under the sole control of the person signing, is capable of verification to authenticate the signature and is linked to the document signed in such a manner that if the data is changed, such signature is invalidated;
b. a unique authorisation provided via a secure electronic trading platform
c. a timed and dated authorisation provided via an electronic message/system;
d. an exchange of facsimile/scanned copies showing the original written ink signature of paper documents;
e. an original written ink signature of paper documents (or a true representation of a signature, such as a rubber stamp).;

The use of any one or a combination of these methods of execution shall constitute a legally binding and valid signing of this contract. This contract may be executed in one or more of the above counterparts, each of which, when duly executed, shall be deemed an original.

In a co-insurance placement following (re)insurers may, but are not obliged to, follow the premium charged by the lead (re)insurer.

(Re)insurers may not seek to guarantee for themselves terms as favourable as those which others subsequently achieve during the placement.

It is the responsibility of each (Re)insurer subscribing to this contract to ensure that they are appropriately licenced to underwrite this contract in the territories described herein and can also discharge their relevant Insurance Premium Tax obligations.

UMR: B080113011P24
Insured: Fidelity Fixed Income and Asset Allocation Funds
Written % **Signed and Dated Stamp Incorporating Underwriting Reference**

Section 1: Risks in the Rest of the World (excluding the EEA and Monaco but including the UK):	**Section 2:** Risks in the EEA and Monaco (but excluding the UK):
Details of variation(s) to the contract applying to the above Insurer only:	**Details of variation(s) to the contract applying to the above Insurer only:**
Premium: for 100% for the policy period	**Premium: for 100% for the policy period**
Brokerage: %	**Brokerage: %**
SMB: %	**SMB: %**

4. SUBSCRIPTION AGREEMENT

SLIP LEADER: Chubb Syndicate 2488

BUREAU LEADER: If applicable, as stated here (which takes precedence) or in PPL written lines; otherwise as appointed by default to whichever Bureau Leaders has the largest signed line and, in the event of there being more than one of those, whichever Bureau Leader entered the contract on PPL the earliest of them.

Not applicable unless completed here.

Lloyds Leader:

LIRMA Leader:

ILU Leader:

BASIS OF AGREEMENT TO CONTRACT CHANGES: GUA (Version 2.0 February 2014) with Non-Marine Schedule - October 2001

A. In respect of each (re)insurer which at any time has the ability to send and receive ACORD messages via the Exchange:

i. Any contract change will be submitted by Willis Limited for agreement via an 'ACORD message';

ii. any contract change which requires notification will be notified by Willis Limited via an 'ACORD message';

iii. It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), such agreement of any contract change will be confirmed by each such (re)insurer via an appropriate 'ACORD message'. For the avoidance of any doubt, no further duty of disclosure arises in relation to any such confirmation.

B. In respect of each (re)insurer who does not have the ability to send and receive ACORD messages via the Exchange:

i. It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), any such

contract change will be submitted/notified by Willis Limited electronically via email or other electronic means;

ii. Such binding agreement of any contract change will be confirmed by each such (re)insurer via email or other electronic means. For the avoidance of any doubt, no further duty of disclosure arises in relation to any such confirmation.

Where there is a requirement for any wording to be agreed this is to be agreed by the Slip Leader only.

The Slip Leader is to determine whether amendments to the wording fall into part one, part two or part three of the GUA schedule.

The period of this contract may be extended for up to one calendar month at expiry, at terms to be on agreed by Slip Leader only.

The following clause is applicable to insurance risks which are eligible for TRIA.

TRIA NOTICE CLAUSE

Authority is hereby given to the Slip Leader to issue notice to Insured(s) as required by the U.S. Terrorism Risk Insurance Act of 2002 on behalf of all insurers hereon.

Where differing premium and/or broker remuneration and deductions terms apply to subscribing (re)insurers to this contract and the contract is subsequently subject to any form of additional/return premium, it is hereby agreed that the original premium and/or broker remuneration and deductions proportions shall be applied to such additional/return premium unless specifically stipulated to be otherwise in the endorsement.

OTHER AGREEMENT PARTIES FOR CONTRACT CHANGES, FOR PART 2 GUA CHANGES ONLY:

Where no other agreement parties for contract changes are stated herein, the agreement party will be the Slip Leader only.

OTHER AGREEMENT PARTIES FOR CONTRACT CHANGES, FOR THEIR PROPORTION ONLY:

Where no other agreement parties for contract changes are stated herein, the agreement party will be the Slip Leader only.

BASIS OF CLAIMS AGREEMENT:

As specified under the CLAIMS AGREEMENT PARTIES section of this Contract and to be managed in accordance with:

i. The SINGLE CLAIMS AGREEMENT PARTY ARRANGEMENT – LMA9150 [as below] for claims or circumstances assigned as Single Claims Agreement Party Claims (SCAP Claims) or, where it is not applicable, then the following shall apply as appropriate:-

ii. The Lloyd's Claims Scheme (combined) or as amended or any successor thereto.

(N.B. The applicable Lloyd's Claims Scheme/part will be determined by the rules and scope of the Schemes(s))

iii. IUA claims agreement practices.

iv. The practices of any company(ies) electing to agree claims in respect of their own participation.

The applicable arrangements (scheme, agreement or practices) will be determined by the rules and scope of said arrangements and should be referred to as appropriate.

Single Claims Agreement Party Arrangements

1 Single Claims Agreement Party

1.1 Scope

All claims having, or circumstances assessed by the SLIP LEADER as having, a **Claim Amount** at or below GBP250,000 or currency equivalent (the **Threshold Amount**) will be designated a Single Claims Agreement Party Claim (**SCAP Claim**) and will be managed within the terms of these Single Claims Agreement Party Arrangements (these **Arrangements**). For the purposes of these **Arrangements** the SLIP LEADER must be: (a) an authorised person (as defined in Section 31 of the Financial Services and Markets Act 2000) with permission to effect and/or carry out contracts of insurance; or (b) a Member of Lloyd's.

1.2 Exceptions

Where:

1.2.1 the **Claim Amount** is more than, or, in the assessment of the SLIP LEADER, is likely to be more than, the **Threshold Amount**; and/or

1.2.2 after making further enquiries, there remains insufficient information to form a view on the likely quantum of any circumstance or claim and in the SLIP LEADER'S assessment, there

is a material risk that the quantum will ultimately exceed the **Threshold Amount**; and/or

1.2.3 issues arise of fraud or avoidance (either under the Insurance Act 2015 or otherwise) or there are allegations against (re)insurers of regulatory breach which may result in regulatory action being taken against (re)insurers, or actionable allegations of improper claims handling have been made in respect of the claim at issue, or, in the assessment of the SLIP LEADER, such issues are likely to arise in connection with a claim; and/or

1.2.4 in the assessment of the SLIP LEADER a claim is, or is likely to become, controversial or complex, or is likely to become subject to **Dispute Resolution Proceedings**,

such claims or circumstances shall be managed in accordance with the provisions of the applicable BASIS OF CLAIMS AGREEMENT.

2. Slip Leader Responsibilities

2.1 Receipt of a Claim

Upon receiving a notification of a claim or circumstance, the SLIP LEADER shall, as soon as practicable, reasonably assess and decide, based on all the relevant circumstances (including but not limited to the **Claims Information**), whether such claim or circumstance is a **SCAP Claim** and notify the Broker accordingly with instructions for it to advise this decision to all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section.

2.2 Role of the Slip Leader

A **SCAP Claim** shall be **Determined** by the SLIP LEADER on behalf of itself and all (re)insurers which subscribe: (1) to this **Contract** on the same contractual terms (other than premium and brokerage); and (2) to these **Arrangements** (**Subscribing (Re)Insurers**).

When Determining a **SCAP Claim**, including where the SLIP LEADER may have delegated the **Determination** of a **SCAP Claim**, the SLIP LEADER must always:

2.2.1 act in good faith and exercise the reasonable care of a competent (re)insurer; and

2.2.2 act in the best interest of all **Subscribing (Re)Insurers** on whose behalf it acts; and

2.2.3 comply with all laws, sanctions regimes, regulations and related guidance (including, but not limited to, those issued by Lloyd's, the Financial Conduct Authority and/or the Prudential Regulation Authority) as may be applicable to the **Determination** of a **SCAP Claim** and to which the SLIP LEADER is subject, including, but not limited to conduct of business rules requiring (re)insurers to treat customers fairly (if applicable in that jurisdiction); and

2.2.4 notify either directly or via the Broker, all **Subscribing (Re)Insurers** of any **Dispute Resolution Proceedings** commenced against them.

For the avoidance of doubt, the SLIP LEADER shall have no obligations or liability to any (re)insurer, other than a **Subscribing (Re)Insurer**, arising out of or in any way connected with the **Determination** of a **SCAP Claim**.

2.3 Reassigning Claims

Where during the life of a **SCAP Claim** any of the provisions of clause 1.2 apply, the SLIP LEADER shall:

2.3.1 reassign the **SCAP Claim** to the claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section; and

2.3.2 notify the Broker accordingly with instructions for it to advise all applicable claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

The SLIP LEADER may, at any time, reassign a **SCAP Claim** outside of these **Arrangements** if having due regard to the available **Claims Information**, all relevant circumstances and its ability to act in accordance with clauses 2.2.1 to 2.2.3 inclusive, it considers that this assignment would be appropriate, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

The Broker may also, at any time, reassign a **SCAP Claim** outside of these **Arrangements** and to the provisions of the

applicable BASIS OF CLAIMS AGREEMENT by advising all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section.

Where a **SCAP Claim** has been reassigned outside of these **Arrangements**, it may not, without the consent of all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section, be reassigned as a **SCAP Claim**.

Notwithstanding clauses 1.2.1 and 1.2.2 but without prejudice to any other right or requirement to (re)assign a **SCAP Claim** outside of these **Arrangements**, where the exchange rate between Sterling and the currency in which the **SCAP Claim** has been made fluctuates after the conversion date stated in A of the CLAIMS AGREEMENT PARTIES section such that the Sterling value of the claim exceeds the **Threshold Amount**, the claim shall not cease to be a **SCAP Claim** by reason of the currency fluctuation alone.

2.4 Delegation of Determination

The SLIP LEADER may delegate its **Determination** of a SCAP Claim to another entity.

Despite its right to delegate the **Determination** of a **SCAP Claim** pursuant to these **Arrangements** the SLIP LEADER shall remain responsible for all acts and omissions of the delegate and the acts and omissions of those employed or engaged by the delegate as if they were its own.

2.5 Processing Claims

The SLIP LEADER shall ensure that all supporting information has been properly documented prior to payment of the claim and that such records are kept for a period of no less than seven years after closure, subject always to the requirements of applicable laws (including but not limited to those applicable to the processing of personal data and privacy).

3. Broker Responsibilities

Notwithstanding the application of these **Arrangements**, the Broker shall advise all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section of any or all of the following matters or events, where known, as soon as practicable:

3.1 any new claim or circumstance assigned as a **SCAP Claim**;
3.2 any recommended reserve or reserves for a **SCAP Claim**;
3.3 any revision to the recommended reserve or reserves for a **SCAP Claim**;

3.4 any change in the assignment of a **SCAP Claim**;

3.5 the receipt of notice of the commencement of any **Dispute Resolution Proceedings** relating to a **SCAP Claim**;

3.6 the final **Determination** of a **SCAP Claim**, including where a **SCAP Claim** is denied;

3.7 any receipt of a complaint against (re)insurers;

3.8 any termination of the SLIP LEADER's authority to **Determine** claims under clauses 4.1 to 4.3 inclusive; and/or

3.9 where so requested by the SLIP LEADER, the identity and participation of all **Subscribing (Re)Insurers**.

A **Subscribing (Re)Insurer** may request the SLIP LEADER and/or Broker to provide such further information as it may reasonably require and the SLIP LEADER and Broker shall co-operate fully with any such request.

4. Termination of the SLIP LEADER's Authority

In the event that the SLIP LEADER:

4.1 becomes the subject of voluntary or involuntary rehabilitation or liquidation, action in bankruptcy or similar or in any way otherwise acknowledges its insolvency or is unable to pay its debts or losses; or

4.2 has its right to transact the main class of business covered by the slip withdrawn, suspended, removed or made conditional or impaired in any way by any regulatory authority; or

4.3 ceases to be either: (a) an authorised person (as defined in Section 31 of the Financial Services and Markets Act 2000) with permission to effect and/or carry out contracts of insurance; or (b) a member of Lloyd's,

the authority of that SLIP LEADER to **Determine** all **SCAP Claims** shall automatically terminate from the date of that event, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

5 Professional Advisers

5.1 The SLIP LEADER has the sole authority to appoint and instruct an independent, external, professional adviser (which may include, but is not limited to, a lawyer, loss adjuster, surveyor, actuary or accountant) on behalf of **Subscribing (Re)Insurers** where, in its sole discretion, it considers the professional adviser necessary for the **Determination** of a claim. The SLIP LEADER shall

supervise the professional adviser throughout the period of their appointment.

5.2 A professional adviser appointed in connection with a **SCAP Claim** pursuant to clause 5.1 above may, at the SLIP LEADER’s discretion, be instructed to send all reports and correspondence directly to the SLIP LEADER. The professional adviser’s fees shall be agreed by the SLIP LEADER. The fees of the professional adviser shall be shared between the **Subscribing (Re)Insurers** in accordance with their respective shares of the **SCAP Claim**.

6 Claims Concerns

If a **Subscribing (Re)Insurer** has a concern regarding the handling of a **SCAP Claim** by the SLIP LEADER it shall notify the SLIP LEADER of its concern. The SLIP LEADER and the **Subscribing (Re)Insurer** which has raised the concern shall promptly confer and use their best endeavours to resolve the concern. If any disagreement remains after a period of 28 days from the date on which the concern was notified to the SLIP LEADER, the authority of the SLIP LEADER to **Determine** the **SCAP Claim** to which the concern relates shall terminate, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

7 Intra-(Re)Insurer Dispute Resolution Protocols

Before a **Subscribing (Re)Insurer** (Claimant) can bring a legal claim against the SLIP LEADER in relation to the **Determination** of a **SCAP Claim** or for an alleged breach of its obligations under these **Arrangements**, it must first attempt to resolve the dispute (**Dispute**) as follows:

7.1 The **Claimant** shall notify the SLIP LEADER that it is commencing the **Dispute Resolution Protocols** prescribed in this clause 7.

7.2 The **Dispute** shall first be referred to representatives of the SLIP LEADER and of the **Claimant** who shall meet in a good faith effort to resolve the **Dispute**. If a resolution is not achieved within 21 days from the date the **Dispute** was referred to these individuals, the matter shall be escalated to a member of senior management responsible for claims, for each of the **Claimant** and SLIP LEADER, who shall attempt to resolve the **Dispute**.

7.3 If the **Dispute** has not been resolved within 28 days from the date upon which it is referred to senior management, then the **Claimant** and SLIP LEADER shall enter into a mediation agreement in the form prescribed by the LMA and IUA. If the resulting

mediation fails to resolve the **Dispute**, then the **Dispute** shall be settled by arbitration in accordance with clause 7.4, provided always that the decision to commence an arbitration must be taken by the senior management of the **Claimant** in question.

7.4 All arbitrations arising out of or in connection with a **Dispute** shall be referred to arbitration under ARIAS Fast Track Arbitration Rules. The seat of arbitration shall be London.

8 Limitation of Liability

8.1 The total liability, whether in contract, in tort (including but not limited to negligence), breach of fiduciary duty, breach of statutory duty or otherwise, of a SLIP LEADER to all **Subscribing (Re)Insurers** on whose behalf it has acted, or is acting, under these **Arrangements** shall not exceed GBP 500,000 in respect of any one **SCAP Claim** (**Liability Cap**).

8.2 If the aggregate liability of a SLIP LEADER in respect of any one **SCAP Claim** would exceed the **Liability Cap**, the **Subscribing (Re)Insurers** shall each be entitled to be paid only a share of the **Liability Cap** calculated in proportion to the share of the (re)insurance underwritten by each **Subscribing (Re)Insurer** (excluding for the purposes of this clause any share underwritten by the SLIP LEADER).

8.3 A SLIP LEADER shall not be liable for loss of profits, loss of business, loss of use (in each case whether direct or indirect) or any other indirect, special, or consequential damages alleged to have been suffered by a **Subscribing (Re)Insurer** arising out of its breach of the terms of these **Arrangements**.

8.4 Notwithstanding clause 8.3 but subject always to clauses 8.1, 8.2 and 8.5, nothing in this clause 8 is intended to exclude the SLIP LEADER'S liability to the **Subscribing (Re)Insurers** in respect of damages payable by the **Subscribing (Re)Insurers** to the (re)insured, in addition to the Claim Amount, arising from the mishandling of a **SCAP Claim** by the SLIP LEADER, its agents or employees, where such mishandling gives rise to an actionable claim for damages against **Subscribing (Re)Insurers**.

8.5 Nothing in these **Arrangements** shall exclude, restrict or limit with respect to the handling of a **SCAP Claim** a SLIP LEADER's liability for: (1) fraud or fraudulent misrepresentation; (2) death or personal injury caused by its negligence or the negligence of its employees or agents; or (3) any matter in respect

of which it would be unlawful to exclude or restrict liability.

9 Choice of Law and Jurisdiction

Notwithstanding any other choice of law, express or implied in the contract of (re)insurance, the provisions of these **Arrangements** shall be construed and governed in accordance with the Laws of England and Wales and the **Subscribing (Re)Insurers** submit to the exclusive jurisdiction of the Courts of England and Wales.

10 Exclusions

10.1 The following types of business (and applicable risk codes for Lloyd's) are excluded from these **Arrangements**:

10.1.1 Binding Authorities;

10.1.2 Proportional & Quota Share Treaties.

10.2 The following forms of settlement are excluded from these Arrangements:

10.2.1 ex gratia payments of any kind;

10.2.2 commutation agreements.

Definitions

In these **Arrangements**, unless the context otherwise requires, the following words shall have the following meanings:

Claim Amount means:

- in relation to each **SCAP Claim**, the total amount claimed (after the application of any applicable deductible(s));or

- in relation to a circumstance, the total amount which, in the judgement of the SLIP LEADER, may be claimed (after the application of any applicable deductible(s)),

- by the (re)insured from all (re)insurers under the **Contract** including, but not limited to, any of their expenses or other sums that are recoverable from the (re)insurers under the **Contract** pursuant to the terms of the (re)insurance. The Claim Amount shall exclude any costs incurred by the (re)insurers arising out of, or in connection with the handling of a **SCAP Claim**.

Claims Information means the information contained within a notification or provided by the (re)insured or its agent in relation to a **SCAP Claim**. It also includes all information obtained by the SLIP LEADER or provided by any **Professional Adviser** employed by (re)insurers.

Contract means, for the purposes of these **Arrangements**, (re)insurance evidenced by (re)insurers subscribing to a single Market Reform Contract and where all (re)insurers participate on the same contractual terms and conditions (other than premium and brokerage).

Determination/Determine means all claims handling activities necessary (including the appointment and instruction of any **Professional Advisers**) in order to: (i) accept or deny a **SCAP Claim**, in whole or in part; (ii) agree any amount payable and (iii) resolve finally any open matter in respect of the **SCAP Claim** by agreement or, negotiation.

Dispute Resolution Proceedings means any litigation, arbitration, mediation, regulatory hearing (other than before an ombudsman) or other contested proceeding commenced by or against **Subscribing (Re)Insurers** in any jurisdiction.

LMA9150
01 February 2018

CLAIMS AGREEMENT PARTIES:

A. Claims falling within the scope of the (LMA9150) to be agreed by Slip Leader only on behalf of all (re)insurers subscribing (1) to this Contract on the same contractual terms (other than premium and brokerage) and (2) to these Arrangement.

For the purposes of calculating the Threshold Amount, the sterling rate on the date that a financial value of the claim is first established by the Slip Leader shall be used and the rate of exchange shall be the Bank of England spot rate for the purchase of sterling at the time of the deemed conversion.

B. For all other claims:

i) For Lloyd's syndicates:

The leading Lloyd's syndicate and, where required by the applicable Lloyd's Claims Scheme, the second Lloyd's syndicate.

The second Lloyd's Syndicate, unless designated here or elsewhere in the contract otherwise as appointed by default to whichever Lloyd’s syndicate has the largest signed line and, in the event of there being more than

one of those, whichever Lloyd's syndicate entered the contract on PPL the earliest of them.

....

ii) Those companies acting in accordance with the IUA claims agreement practices, excepting those that may have opted out via iii) below

iii) Those companies that have specifically elected to agree claims in respect of their own participation.

iv) All other subscribing insurers that are not party to the Lloyd's/IUA claims agreement practices, each in respect of their own participation.

v) Notwithstanding anything contained in the above to the contrary, any ex gratia payments to be agreed by each (re)insurer for their own participation.

CLAIMS ADMINISTRATION:

Willis Limited and (re)insurers agree that any claims hereunder (including any claims related costs/fees) will be notified and administered via the Electronic Claims File (ECF) with any payment(s) processed via CLASS, unless both parties agree to do otherwise.

Where claims or circumstances are not administered via ECF, notification, administration and payment(s) will be electronic.

Where a Lloyd's syndicate or IUA company is not an agreement party to the claim or circumstance (per CLAIMS AGREEMENT PARTIES A. above) they agree to accept correct ECF sequences for administrative purposes to ensure information is circulated to all subscribing parties.

Willis Limited are authorised to obtain translations of claims documents on behalf of insurers, with Insurers' associated costs being payable by Insurers as provided for under Expert(s) Fees Collection heading.

For Non Bureaux Insurers only

Claims settlement to be remitted to Willis Limited (unless otherwise specified within the contract) within 7 working days after agreement of claim by Slip Leader and submission of collection to market(s).

RULES AND EXTENT OF ANY OTHER DELEGATED CLAIMS AUTHORITY:

None

Where the Claims Agreement Parties hereunder have delegated authority to a third party, then all insurers will follow the settlements of the appointed third party.

EXPERT(S) FEES COLLECTION:

In respect of Expert(s) Fees payable by (re)insurers for services performed on their behalf, an appointed Service Provider to provide all collection and disbursement services on behalf of (re)insurers in conjunction with, whenever appropriate, Xchanging in respect of any bureau markets. In respect of Expert(s) Fees payable by (re)insurers for services performed on behalf of the (re)insured Willis Limited to collect fees.

SETTLEMENT DUE DATE:

30 August 2024

In the absence of a Settlement Due Date, a Premium Payment Warranty or a Premium Payment Clause which automatically cancels the contract if premium payment is not paid by a specified date, the Settlement Due Date will be calculated by granting 60 days (or 90 days in respect of reinsurance) from whichever is the later of either:

1) the inception date of the risk or

2) the date on which the final (Re)insurer agreement is obtained

In the event the details contained within the contract (MRC) differ from those shown in any electronic trading platform, it is understood and agreed that the contract (MRC) shall take precedence.

INSTALMENT PREMIUM PERIOD OF CREDIT:

Not applicable unless detailed here.

ADJUSTMENT PREMIUM PERIOD OF CREDIT:

Not applicable unless detailed here.

BUREAUX ARRANGEMENTS:

Premium Processing Clause

Where the premium is to be paid through Xchanging Ins-sure Services (XIS), payment to Insurers will be deemed to occur on the day that a delinked premium is released for settlement by the Appointed Broker or in the case of non-delinked premiums, on the day that the error-free Premium Advice Note (PAN) is submitted to XIS.

Where premiums are to be paid by instalments under the Deferred Account Scheme, and the Appointed Broker does not receive the premium in time to comply with the agreed settlement date for the second or subsequent instalment, the Appointed Broker, if electing to suspend the automatic debiting of the relevant deferred instalment, shall advise the Slip Leader in writing and instruct XIS accordingly. XIS shall then notify Insurers. Payment to any entity within the same group of companies as the Appointed Broker will be deemed to be payment to the Appointed Broker.

Nothing in this clause shall be construed to override the terms of any Premium Payment Warranty or Clause or any Termination or Cancellation provision contained in this contract. Furthermore, any amendment to the Settlement Due Date of a premium instalment as a result of the operation of this Premium Processing Clause shall not amend the date that such instalment is deemed to be due for the purposes of such Premium Payment Warranty or Clause or Termination or Cancellation provision unless Insurers expressly agree otherwise.

Appointed Broker : Willis Limited

LSW3003
14/12/09

Xchanging Ins-sure Services (XIS) are authorised to sign premium, de-linked or otherwise, from individual insureds, cedants, territories, insurers or class of business sections separately as and when received from Willis Limited.

In the event that any applicable premium payment warranty, clause or condition has a different due date to the settlement due date, XIS are hereby authorised to amend the settlement due date to match the premium payment warranty, clause or condition due date. This agreement shall be binding on all bureau insurers.

Insurers hereby agree that any premium payable in instalments under this contract will be processed as delinked additional premium entries other than when submitted under the Deferred Account Scheme.

Where any Settlement Due Date (SDD), Premium Payment Warranty (PPW) or Premium Payment Condition (PPC) due date falls on a weekend or public holiday, presentation to XIS or insurers hereon or release for settlement of a delinked premium as applicable on the next working day will be deemed to be in compliance with such SDD, PPW or PPC.

Where Premium Transfers have been completed any additional/return premiums due thereafter will be paid/deducted from the last Year of Account unless advised differently by (re)insurers.

Agreed to accept currency rate of exchange adjustments as presented to XIS bearing evidence of Insured payment / settlement.

For signing purposes XIS agree to accept netted down premiums (being both gross and net) as presented by Willis Limited.

All premium related transactions shall be settled in the same currency as indicated in this contract and all claims related transactions, including fees and expenses shall be paid in any appropriate currency as requested by the Insured, expert or adjuster, providing:

Where the currency(ies) is not a currency nominated by Lloyd's, IUA or XIS as a settlement currency, or where one or more XIS Underwriter does not transact business in a nominated XIS settlement currency or where all or part of the Lloyd's premium is to be settled in US Dollars (USD) for US or Canadian Trust Fund purposes, then all transactions will be converted into Pounds Sterling (GBP), US Dollars (USD) or Euro (EUR), as specified by Willis Limited, at the applicable rate of exchange which shall be determined by:

a) the date of receipt by Willis Limited for premiums
b) the date of payment to the client for claims and return premiums or as agreed by the Slip Leader.

XIS are authorised to:

- issue For Declaration Only (FDO) signings (to allow prompt policy signing and notification of claims via ECF, where necessary).

Insurers agree to allow delinked signings to be removed on Broker instruction only, subject to evidence that insurers have been advised by the Broker that it has been unable to collect the premium.

Tax Schedules and other documentation supporting premium calculation included within submissions to XIS are deemed informational documents only and do not form part of the contract nor require underwriter agreement.

For the purpose of policy production only references to “Slip Leader” and “Slip Leader only” herein are deemed to read “Insurers”.

NON-BUREAUX ARRANGEMENTS: Insurers agree to accept premium from individual insureds, cedants, territories or class of business sections separately as and when received from Willis Limited.

In the event that any applicable premium payment warranty, clause or condition has a different due date to the settlement due date, insurers hereby agree the settlement due date is amended to match the premium payment warranty, clause or condition due date. This agreement shall be binding on all non-bureau insurers.

Premium included in the next Statement of Account dispatched electronically after SDD shall be deemed to meet Premium Payment Terms. This does not supersede priority payments nor special payment terms nor specifically agreed payment and currency terms stated in this contract.

Notwithstanding anything to the contrary contained herein, premium due in respect of this contract that is available for settlement and presented to (re)insurers in a Technical Account (TA) ACORD message on or before the PPW, PPC or SDD date shall be deemed to satisfy said Premium Payment Terms. (Re)insurers are responsible for the Business Acceptance (BA) of each Technical Account (TA) to enable funds to be included within the next e-Accounting Financial Account (FA) ACORD message.

Agreed to accept currency rate of exchange adjustments as presented to insurers bearing evidence of Insured payment / settlement.

All premium related transactions shall be settled in the same currency as indicated in this contract and all claims related transactions, including fees and expenses shall be paid in any appropriate currency as requested by the Insured, expert or adjuster, providing:

Where the currency(ies) is not a currency nominated by insurers or Willis Limited as a settlement currency, then all transactions will be converted into Pounds Sterling (GBP), US Dollars (USD) or Euro (EUR), as specified by Willis Limited, at the applicable rate of exchange which shall be determined by:

a) the date of receipt by Willis Limited for premiums
b) the date of payment to the client for claims and return premiums or as agreed by the Slip Leader.

Settlements in respect of any Canadian interest will be converted, where necessary, into US Dollars (USD) or Canadian Dollars (CAD) for payment to insurers at the applicable rate of exchange determined by the date of premium receipt by Willis Limited.

5. FISCAL AND REGULATORY

TAX PAYABLE BY INSURER(S):	None.
COUNTRY OF ORIGIN:	United States of America
REGULATORY RISK LOCATION:	United States of America
OVERSEAS BROKER:	Willis Towers Watson Northeast, Inc. 75 Arlington Street, Floor 10, Boston, MA 02199 United States of America
SURPLUS LINES BROKER:	Willis Towers Watson Northeast, Inc. 75 Arlington Street, Floor 10, Boston, MA 02199 United States of America Surplus Lines License Number: 179022
US CLASSIFICATION:	US Surplus Lines
ALLOCATION OF PREMIUM TO CODING:	BB (Crime) - 99% 7T- 1% In the event the details contained within the contract (MRC) differ from those shown in any electronic trading platform, it is understood and agreed that the contract (MRC) shall take precedence.
REGULATORY CLIENT CLASSIFICATION:	Commercial - Large Risk

6. BROKER REMUNERATION AND DEDUCTIONS

FEE PAYABLE BY CLIENT?:	Yes
TOTAL BROKERAGE:	Nil
OTHER DEDUCTIONS FROM PREMIUM :	Nil

SECURITY DETAILS

REFERENCES

UMR (Unique Market Reference): B080113011P24

Date contract printed to PDF: 10:55 24 July 2024

SIGNED UNDERWRITERS

Chubb

Slip Leader

CHUBB CGM 2488

25%
Written

A	K	F	H	6	O	L	L	5	0	0	4			

BB
BB

A	K	F	T	6	O	L	L	5	0	0	4			

7T
7T

25%
Signed

14:02 18 July 2024
Lloyd's Underwriter Syndicate No. 2488 CGM, London, England
Emma Champion on behalf of Martin Borgquist
Bound

K2 Insurance International

Written 18.75%

Signed 18.75%

K2 INTERNATIONAL

14.0625%
Written

P	0	0	0	6	8	8	0	2	4	A	A			

14.0625%
Signed

10:50 24 July 2024
K2 Financial Ltd B1894CONK2MROW24 (S1) 2024 - MKL3000 26.809%, MRS457 14.894%, RNR1458 21.277%, CNP4444 18.510%, CSL1084 18.510%. Premium/Claims settled with K2 Financial Ltd (FI.Premiums@k2insinternational.com KFIClaims@k2insinternational.com)
Ruth Reynolds
Bound

Line Conditions

Agreement Party for all Endorsements

2.34375%
Written

P	0	0	0	6	8	8	0	2	4	A	B			

2.34375%
Signed

10:50 24 July 2024
K2 Financial Ltd B131123165W24 2024 - Allied World Assurance Company (US) Inc (100%). Premium/ Claims to be settled directly with K2 Financial Ltd (FI.Premiums@k2insinternational.com FI.Claims@k2insinternational.com)
Ruth Reynolds
Bound

2.34375%
Written

P	0	0	0	6	8	8	0	2	4	A	C			

2.34375%
Signed

10:50 24 July 2024
K2 Financial Ltd B1311BW32590024 2024 - Fortegra Specialty Insurance Company (USA) (100%). Premium/Claims to be settled directly with K2 Financial Ltd notifications to FI.Premium@K2insinternational.com / FI.Claims@K2insinternational.com
Ruth Reynolds
Bound

Brit Insurance

BRT 2987

12.5%
Written

T	Q	4	0	9	Q	2	4	A	0	0	0			

7T, BB

12.5%
Signed

14:26 16 July 2024
Lloyd's Underwriter Syndicate No. 2987 BRIT, London, England
Lewis Webb
Bound

Line Conditions

Brit to be noted as an agreement party under Agreement Parties for Contract Changes, For Their Own Proportion Only under the Subscription Agreement

Arch

AAL 1955/2012

8.125%
Written

0	6	9	2	8	2	0	1	2	0	2	4			

7T, BB

8.125%
Signed

11:05 12 July 2024
Lloyd's Underwriter Syndicate No. AAL 2012 80% / ASL 1955 20%, London, England
Nick Allen
Bound

QBE European Company Operations

QBE 1886

13.125% **Written**	2 4 B A 2 1 0 5 6 3 K B	7T
13.125% **Signed**	2 4 B A 2 1 0 5 6 3 K A	BB

14:28 16 July 2024
Lloyd's Underwriter Syndicate No. 1886 QBE, London, England
Dominic Checketts
Bound

Line Conditions

QBE to be agreement party for contract changes and claims.

Talbot Underwriting Ltd

TAL 1183

10% **Written**	C F Y 1 0 9 0 8 1 Q 2 4	BB
10% **Signed**	C F P 3 5 2 2 5 5 A 2 4	7T

16:38 15 July 2024
Lloyd's Underwriter Syndicate No. 1183 TAL, London, England
Sajid Matin on behalf of Ben Phillips
Bound

Markel International

LIRMA XIS T3902

12.5% **Written**	C M 8 9 4 5 A 2 4 R A A	BB
12.5% **Signed**	C M 8 9 4 5 B 2 4 R A A	7T

07:57 15 July 2024
Markel International Ins Co Ltd, LIRMA T3902
Jamie Tomlin
Bound

SETTLEMENT INFORMATION

Terms of Settlement

Settlement Due Date:	30 August 2024
Instalment Premium Period of Credit:	0
Adjustment Premium Period of Credit:	0

Chubb

Non-Bureau Leader

Martin Borgquist

WILLIS TOWERS WATSON NORTHEAST INC
ATTN: Mary Coughlin
75 Arlington St., FL10
BOSTON, MA 02116

INSURED: FIDELITY EQUITY AND HIGH INCOME FUNDS

PRODUCT: ***DFIBond***

POLICY NO: 81906761

TRANSACTION: RENL

PREMIUM BILL

Insured: FIDELITY EQUITY AND HIGH INCOME FUNDS — Date: July 26, 2024

Producer: WILLIS TOWERS WATSON NORTHEAST INC

Company: FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
July 1, 2024	81906761	Renewal - Excess Bond Form E		$ 21,104
To				
July 1, 2025		Renewal		
0.00% Commission				
			TOTAL	$ 21,104

Chubb Group of Insurance Companies
202B Hall's Mill Road
Whitehouse Station, NJ 08889

DECLARATIONS
FINANCIAL INSTITUTION
EXCESS BOND FORM E

NAME OF ASSURED:

FIDELITY EQUITY AND HIGH INCOME FUNDS

C/O FMR 88 BLACK FALCON AVENUE, 1ST FL, SUITE 167
BOSTON, MA 02210

Bond Number: 81906761

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana,
a stock insurance company, herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on July 1, 2024
to 12:01 a.m. on July 1, 2025

ITEM 2. AGGREGATE LIMIT OF LIABILITY: $5,000,000 part of $70,000,000

ITEM 3. SINGLE LOSS LIMIT OF LIABILITY:$5,000,000 part of $70,000,000

ITEM 4. DEDUCTIBLE AMOUNT: $ 150,000,000

ITEM 5. PRIMARY BOND:

Insurer:	Berkshire Hathaway Specialty Insurance Co.
Bond No.	47-EPF-315882-04
Limit	$10,000,000
Deductible:	$400,000
Bond Period:	July 1, 2024 – July 1, 2025

ITEM 6. COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER:

ITEM 7. TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND:
$165,000,000

ITEM 8. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
Endorsement 1

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

Secretary

President

July 26, 2024

Date

Authorized Representative

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause

Loss which would have been paid under the **Primary Bond** but for the fact the loss exceeds the **Deductible Amount**.

Coverage under this bond shall follow the terms and conditions of the **Primary Bond**, except with respect to:

a. The coverage exceptions in ITEM 6. of the DECLARATIONS; and

b. The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification Of Primary Bond

A. If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made By Assured

B. The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of Legal Proceedings Against Assured - Election To Defend

C. The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed thirty (30) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED'S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this bond or any of the **Underlying Bonds**. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

General Agreements

Notice To Company Of Legal Proceedings Against Assured - Election To Defend
(continued)

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under this bond. The COMPANY'S liability for court costs and attorneys' fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Conditions And Limitations

Definitions

1. As used in this bond:

   a. **Deductible Amount** means the amount stated in ITEM 4. of the DECLARATIONS. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the **Underlying Bonds**, including the insolvency or dissolution of any Insurer providing coverage under any of the **Underlying Bonds**.

   b. **Primary Bond** means the bond scheduled in ITEM 5. of the DECLARATIONS or any bond that may replace or substitute for such bond.

   c. **Single Loss** means all covered loss, including court costs and attorneys' fees incurred by the COMPANY under General Agreement C., resulting from:

      (1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

      (2) any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or

      (3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

      (4) any one event not specified above, in c.(1), c.(2) or c.(3).

   d. **Underlying Bonds** means the **Primary Bond** and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Conditions And Limitations
(continued)

Limit Of Liability

Aggregate Limit Of Liability

2. The COMPANY'S total cumulative liability for all **Single Losses** of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

   On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

   a. the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

   b. the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability

The COMPANY'S liability for each **Single Loss** shall not exceed the SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery

3. This bond applies only to loss first discovered by the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

   a. facts which may subsequently result in a loss of a type covered by this bond, or

   b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

   regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable **Deductible Amount**, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-Recovery

4. In the event of a payment under this bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Conditions And Limitations

Subrogation-Assignment-Recovery (continued)

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured

5. At the COMPANY'S request and at reasonable times and places designated by the COMPANY the ASSURED shall:

   a. submit to examination by the COMPANY and subscribe to the same under oath, and

   b. produce for the COMPANY'S examination all pertinent records, and

   c. cooperate with the COMPANY in all matters pertaining to the loss.

   The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination

6. This bond terminates as an entirety on the earliest occurrence of any of the following:

   a. sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this bond, or

   b. immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this bond, or

   c. immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

   d. immediately on the dissolution of the ASSURED, or

   e. immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

   f. immediately on expiration of the BOND PERIOD, or

   g. immediately on cancellation, termination or recision of the **Primary Bond**.

Conformity

7. If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Conditions And Limitations
(continued)

Change Or Modification Of This Bond

8. This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an Authorized Representative of the COMPANY.

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: July 1, 2024

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 1

To be attached to and
form a part of Policy No. 81906761

Issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

CHUBB®

Chubb Producer Compensation
Practices & Policies

Chubb believes that policyholders should have access to information about Chubb's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.chubbproducercompensation.com or by calling the following toll-free telephone number:

1-866-512-2862.

XL Insurance

AXA XL - Professional Insurance
100 Constitution Plaza, 17th Floor,
Hartford, CT 06103
Phone 860-246-1863, Fax 860-246-1899

August 19, 2024

Mary Coughlin
Willis Towers Watson Northeast Inc
75 Arlington Street
Floor 10
Boston, MA 02116

Re: Fidelity Equity and High Income Funds
Excess Bond (xs $175M) Policy

Dear Mary,

Enclosed, please find the policy for **Fidelity Equity and High Income Funds**. Thank you for choosing XL Insurance. Please call if you have any questions or concerns.

Sincerely,

Bill Caporale

mk

Policy Number: **ELU197864-24**
Renewal of Number: ELU190730-23

XL Specialty Insurance Company
(Hereafter called the Insurer)

EXCESS POLICY DECLARATIONS

Executive Offices:
70 Seaview Avenue
Stamford, CT 06902-6040
Telephone 877-953-2636

Regulatory Office:
505 Eagleview Blvd., Ste. 100
Exton, PA 19341-1120
Telephone: 800-327-1414

THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

Item 1. **Name and Mailing Address of Insured Entity:**

Fidelity Equity and High Income Funds
c/o FMR LLC, 88 Black Falcon
First Floor, East Side, Suite167
Boston, MA 02210

The Insured Entity will be the sole agent for and will act on behalf of the Insured with respect to all matters under this Policy.

Item 2. **Policy Period:** **From:** July 01, 2024 **To:** July 01, 2025

At 12:01AM Standard Time at your Mailing Address Shown Above

Item 3. **Limit of Liability:**

$10,000,000 part of $70,000,000 Aggregate each **Policy Period** (including Defense **Expenses**)

Item 4. **Schedule of Underlying Insurance:**

		Insurer	Policy No	Limit of Liability
(a)	Primary Policy	Berkshire Hathaway Specialty Insurance Company	47-EPF-315882-04	$10,000,000
(b)	Underlying Excess Policy	Federal Insurance Company	82484869	$10,000,000
		National Union Fire Insurance Company of Pittsburgh PA	01-307-65-48	$10,000,000
		ICI Mutual Insurance Company	87153324B	$10,000,000
		Allied World Assurance Company, AG	C014841/014	$10,000,000
		QBE Insurance Corporation	130005116	$10,000,000
		Travelers Casualty and Surety Company of America	106547262	$10,000,000
		Continental Casualty Company	287042220	$10,000,000
		Starr Indemnity & Liability Company	1000059071241	$10,000,000
		AXIS Insurance Company	P-001-000158021-05	$5,000,000
		Zurich American Insurance Company	FIB-0456717-01	$5,000,000

Ironshore Indemnity Inc	FI4NAB095D005	$5,000,000 part of $50,000,000
Everest National Insurance Company	FL5FD00012-241	$7,000,000 part of $50,000,000
Lloyds of London	13016P24	$5,000,000 part of $50,000,000
US Specialty Insurance Company	24-MGU-24-A58955	$8,000,000 part of $50,000,000
Twin City Fire Insurance Company	08 FI 0252161-24	$10,000,000 part of $50,000,000
National Casualty Company	XJO2408785	$10,000,000 part of $50,000,000
XL Specialty Insurance Company	ELU197865-24	$5,000,000 part of $50,000,000
Allianz Global Risks US Insurance Company	USF05426224	$2,500,000 part of $25,000,000
Arch Reinsurance Ltd	FIF0070462-00	$2,500,000 part of $25,000,000
Liberty Specialty Markets Agency Limited	LSMAFL473347A	$2,500,000 part of $25,000,000
National Casualty Company	XJO2408997	$2,500,000 part of $25,000,000
Old Republic Insurance Company	ORPRO 12 105162	$2,500,000 part of $25,000,000
Endurance American Insurance Company	FIX30063541400	$2,500,000 part of $25,000,000
Berkely Insurance Company	BPRO8116259	$5,000,000 part of $25,000,000
Twin City Fire Insurance Company	08 FI 0664498-24	$5,000,000 part of $25,000,000
Federal Insurance Company	81906761	$5,000,000 part of $70,000,000
ICI Mutual Insurance Company	87153124B	$15,000,000 part of $70,000,000
Lloyd's of London	13017P24	$40,000,000 part of $70,000,000

Item 5. **Notices required to be given to the Insurer must be addressed to:**

XL Professional Insurance
100 Constitution Plaza, 13th Floor
Hartford, CT 06103
by electronic mail (email) to: proclaimnewnotices@axaxl.com.
Toll Free Telephone: 877-953-2636

Item 6. **Premium:**

Taxes, Surcharges or Fees:	$0.00
Total Policy Premium:	$42,684.00

Item 7. **Policy Forms and Endorsements Attached at Issuance:**

XS 71 00 05 14   XS 80 07 12 14

THESE **DECLARATIONS** AND THE POLICY, WITH THE ENDORSEMENTS, ATTACHMENTS, AND THE **APPLICATION** SHALL CONSTITUTE THE ENTIRE AGREEMENT BETWEEN THE INSURER AND THE **INSURED** RELATING TO THIS INSURANCE.

IN WITNESS

XL SPECIALTY INSURANCE COMPANY

REGULATORY OFFICE
505 EAGLEVIEW BOULEVARD, SUITE 100
DEPARTMENT: REGULATORY
EXTON, PA 19341-1120
PHONE: 800-688-1840

It is hereby agreed and understood that the following In Witness Clause supercedes any and all other In Witness clauses in this policy.

All other provisions remain unchanged.

IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.

Lucy Pilko	Toni Ann Perkins
President	Secretary

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Policyholder Notice provides information concerning possible impact on your insurance coverage due to the impact of U.S. Trade Sanctions[1]. Please read this Policyholder Notice carefully.

In accordance with the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") regulations, or any other U.S. Trade Sanctions applied by any regulatory body, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law, is a Specially Designated National and Blocked Person ("SDN"), or is owned or controlled by an SDN, this insurance will be considered a blocked or frozen contract. When an insurance policy is considered to be such a blocked or frozen contract, neither payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

[1] "U.S Trade Sanctions" may be promulgated by Executive Order, act of Congress, regulations from the U.S. Departments of State, Treasury, or Commerce, regulations from the State Insurance Departments, etc.

PRIVACY POLICY

The AXA XL insurance group (the "Companies"), believes personal information that we collect about our customers, potential customers, and proposed insureds (referred to collectively in this Privacy Policy as "customers") must be treated with the highest degree of confidentiality. For this reason and in compliance with the Title V of the Gramm-Leach-Bliley Act ("GLBA"), we have developed a Privacy Policy that applies to all of our companies. For purposes of our Privacy Policy, the term "personal information" includes all information we obtain about a customer and maintain in a personally identifiable way. In order to assure the confidentiality of the personal information we collect and in order to comply with applicable laws, all individuals with access to personal information about our customers are required to follow this policy.

Our Privacy Promise

Your privacy and the confidentiality of your business records are important to us. Information and the analysis of information is essential to the business of insurance and critical to our ability to provide to you excellent, cost-effective service and products. We understand that gaining and keeping your trust depends upon the security and integrity of our records concerning you. Accordingly, we promise that:

1. We will follow strict standards of security and confidentiality to protect any information you share with us or information that we receive about you;
2. We will verify and exchange information regarding your credit and financial status only for the purposes of underwriting, policy administration, or risk management and only with reputable references and clearinghouse services;
3. We will not collect and use information about you and your business other than the minimum amount of information necessary to advise you about and deliver to you excellent service and products and to administer our business;
4. We will train our employees to handle information about you or your business in a secure and confidential manner and only permit employees authorized to use such information to have access to such information;
5. We will not disclose information about you or your business to any organization outside the XL Catlin insurance group of Companies or to third party service providers unless we disclose to you our intent to do so or we are required to do so by law;
6. We will not disclose medical information about you, your employees, or any claimants under any policy of insurance, unless you provide us with written authorization to do so, or unless the disclosure is for any specific business exception provided in the law;
7. We will attempt, with your help, to keep our records regarding you and your business complete and accurate, and will advise you how and where to access your account information (unless prohibited by law), and will advise you how to correct errors or make changes to that information; and
8. We will audit and assess our operations, personnel and third party service providers to assure that your privacy is respected.

Collection and Sources of Information

We collect from a customer or potential customer only the personal information that is necessary for (a) determining eligibility for the product or service sought by the customer, (b) administering the product or service obtained, and (c) advising the customer about our products and services. The information we collect generally comes from the following sources:

- Submission – During the submission process, you provide us with information about you and your business, such as your name, address, phone number, e-mail address, and other types of personal identification information;
- Quotes – We collect information to enable us to determine your eligibility for the particular insurance product and to determine the cost of such insurance to you. The information we collect will vary with the type of insurance you seek;

- Transactions – We will maintain records of all transactions with us, our affiliates, and our third party service providers, including your insurance coverage selections, premiums, billing and payment information, claims history, and other information related to your account;
- Claims – If you obtain insurance from us, we will maintain records related to any claims that may be made under your policies. The investigation of a claim necessarily involves collection of a broad range of information about many issues, some of which does not directly involve you. We will share with you any facts that we collect about your claim unless we are prohibited by law from doing so. The process of claim investigation, evaluation, and settlement also involves, however, the collection of advice, opinions, and comments from many people, including attorneys and experts, to aid the claim specialist in determining how best to handle your claim. In order to protect the legal and transactional confidentiality and privileges associated with such opinions, comments and advice, we will not disclose this information to you; and
- Credit and Financial Reports – We may receive information about you and your business regarding your credit. We use this information to verify information you provide during the submission and quote processes and to help underwrite and provide to you the most accurate and cost-effective insurance quote we can provide.

Retention and Correction of Personal Information

We retain personal information only as long as required by our business practices and applicable law. If we become aware that an item of personal information may be materially inaccurate, we will make reasonable effort to re-verify its accuracy and correct any error as appropriate.

Storage of Personal Information

We have in place safeguards to protect data and paper files containing personal information.

Sharing/Disclosing of Personal Information

We maintain procedures to assure that we do not share personal information with an unaffiliated third party for marketing purposes unless such sharing is permitted by law. Personal information may be disclosed to an unaffiliated third party for necessary servicing of the product or service or for other normal business transactions as permitted by law.

We do not disclose personal information to an unaffiliated third party for servicing purposes or joint marketing purposes unless a contract containing a confidentiality/non-disclosure provision has been signed by us and the third party. Unless a consumer consents, we do not disclose “consumer credit report” type information obtained from an application or a credit report regarding a customer who applies for a financial product to any unaffiliated third party for the purpose of serving as a factor in establishing a consumer’s eligibility for credit, insurance or employment. “Consumer credit report type information” means such things as net worth, credit worthiness, lifestyle information (piloting, skydiving, etc.) solvency, etc. We also do not disclose to any unaffiliated third party a policy or account number for use in marketing. We may share with our affiliated companies information that relates to our experience and transactions with the customer.

Policy for Personal Information Relating to Nonpublic Personal Health Information

We do not disclose nonpublic personal health information about a customer unless an authorization is obtained from the customer whose nonpublic personal information is sought to be disclosed. However, an authorization shall not be prohibited, restricted or required for the disclosure of certain insurance functions, including, but not limited to, claims administration, claims adjustment and management, detection, investigation or reporting of actual or potential fraud, misrepresentation or criminal activity, underwriting, policy placement or issuance, loss control and/or auditing.

Access to Your Information

Our employees, employees of our affiliated companies, and third party service providers will have access to information we collect about you and your business as is necessary to effect transactions with you. We may also disclose information about you to the following categories of person or entities:

- Your independent insurance agent or broker;
- An independent claim adjuster or investigator, or an attorney or expert involved in the claim;
- Persons or organizations that conduct scientific studies, including actuaries and accountants;
- An insurance support organization;
- Another insurer if to prevent fraud or to properly underwrite a risk;
- A state insurance department or other governmental agency, if required by federal, state or local laws; or
- Any persons entitled to receive information as ordered by a summons, court order, search warrant, or subpoena.

Violation of the Privacy Policy

Any person violating the Privacy Policy will be subject to discipline, up to and including termination.

For more information or to address questions regarding this privacy statement, please contact your broker.

FRAUD NOTICE

Alabama	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or who knowingly presents false information in an application for insurance is guilty of a crime and may be subject to restitution fines or confinement in prison, or any combination thereof.
Arkansas	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
California	For your protection California law requires the following to appear on this form: Any person who knowingly presents false or fraudulent information to obtain or amend insurance coverage or to make a claim for the payment of a loss is guilty of a crime and may be subject to fines and confinement in state prison.
Colorado	**It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance, and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policyholder or claimant for the purpose of defrauding or attempting to defraud the policyholder or claimant with regard to a settlement or award payable from insurance proceeds shall be reported to the Colorado Division of Insurance within the Department of Regulatory Agencies.**
District of Columbia	**WARNING**: It is a crime to provide false or misleading information to an insurer for the purpose of defrauding the insurer or any other person. Penalties include imprisonment and/or fines. In addition, an insurer may deny insurance benefits if false information materially related to a claim was provided by the applicant.
Florida	Any person who knowingly and with intent to injure, defraud, or deceive any insurer files a statement of claim or an application containing any false, incomplete, or misleading information is guilty of a felony of the third degree.
Kansas	A "fraudulent insurance act" means an act committed by any person who, knowingly and with intent to defraud, presents, causes to be presented or prepares with knowledge or belief that it will be presented to or by an insurer, purported insurer, broker or any agent thereof, any written, electronic, electronic impulse, facsimile, magnetic, oral, or telephonic communication or statement as part of, or in support of, an application for the issuance of, or the rating of an insurance policy for personal or commercial insurance, or a claim for payment or other benefit pursuant to an insurance policy for commercial or personal insurance that such person knows to contain materially false information concerning any fact material thereto; or conceals, for the purpose of misleading, information concerning any fact material thereto.
Kentucky	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any materially false information or conceals, for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime.
Louisiana	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Maine	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines, or denial of insurance benefits.
Maryland	Any person who knowingly or willfully presents a false or fraudulent claim for payment of a loss or benefit or who knowingly or willfully presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
New Jersey	Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties.

New Mexico	ANY PERSON WHO KNOWINGLY PRESENTS A FALSE OR FRAUDULENT CLAIM FOR PAYMENT OF A LOSS OR BENEFIT OR KNOWINGLY PRESENTS FALSE INFORMATION IN AN APPLICATION FOR INSURANCE IS GUILTY OF A CRIME AND MAY BE SUBJECT TO CIVIL FINES AND CRIMINAL PENALTIES.
New York	**General: All applications for commercial insurance, other than automobile insurance:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each such violation. **All applications for automobile insurance and all claim forms**: Any person who knowingly makes or knowingly assists, abets, solicits or conspires with another to make a false report of the theft, destruction, damage or conversion of any motor vehicle to a law enforcement agency, the department of motor vehicles or an insurance company, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the value of the subject motor vehicle or stated claim for each violation. **Fire**: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime. The proposed insured affirms that the foregoing information is true and agrees that these applications shall constitute a part of any policy issued whether attached or not and that any willful concealment or misrepresentation of a material fact or circumstances shall be grounds to rescind the insurance policy.
Ohio	Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud.
Oklahoma	**WARNING**: Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for the proceeds of an insurance policy containing any false, incomplete or misleading information is guilty of a felony. **WARNING: All Workers Compensation Insurance**: Any person or entity who makes any material false statement or representation, who willfully and knowingly omits or conceals any material information, or who employs any device, scheme, or artifice, or who aids and abets any person for the purpose of: 1. obtaining any benefit or payment, 2. increasing any claim for benefit or payment, or 3. obtaining workers' compensation coverage under the Administrative Workers' Compensation Act, shall be guilty of a felony punishable pursuant to Section 1663 of Title 21 of the Oklahoma Statutes.

Pennsylvania	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties. **Automobile Insurance**: Any person who knowingly and with intent to injure or defraud any insurer files an application or claim containing any false, incomplete or misleading information shall, upon conviction, be subject to imprisonment for up to seven years and the payment of a fine of up to $15,000.
Puerto Rico	**Any person who knowingly and with the intention of defrauding presents false information in an insurance application, or presents, helps, or causes the presentation of a fraudulent claim for the payment of a loss or any other benefit, or presents more than one claim for the same damage or loss, shall incur a felony and, upon conviction, shall be sanctioned for each violation by a fine of not less than five thousand dollars ($5,000) and not more than ten thousand dollars ($10,000), or a fixed term of imprisonment for three (3) years, or both penalties. Should aggravating circumstances [be] present, the penalty thus established may be increased to a maximum of five (5) years, if extenuating circumstances are present, it may be reduced to a minimum of two (2) years.**
Rhode Island	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Tennessee	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits. **Workers' Compensation:** It is a crime to knowingly provide false, incomplete or misleading information to any party to a workers' compensation transaction for the purpose of committing fraud. Penalties include imprisonment, fines and denial of insurance benefits.
Utah	**Workers' Compensation**: Any person who knowingly presents false or fraudulent underwriting information, files or causes to be filed a false or fraudulent claim for disability compensation or medical benefits, or submits a false or fraudulent report or billing for health care fees or other professional services is guilty of a crime and may be subject to fines and confinement in state prison.
Virginia	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
Washington	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
West Virginia	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
All Other States	Any person who knowingly and willfully presents false information in an application for insurance may be guilty of insurance fraud and subject to fines and confinement in prison. (In Oregon, the aforementioned actions may constitute a fraudulent insurance act which may be a crime and may subject the person to penalties).

Endorsement No.: 1
Named Insured: Fidelity Equity and High Income Funds
Policy No.: ELU197864-24

Effective: July 01, 2024
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

EXCESS ENDORSEMENT

In consideration of the premium charged:

(1) It is understood and agreed that the Limit of Liability for this Policy as set forth in Item 3 of the Declarations is the maximum amount payable, including Defense Expenses, by the Insurer under this Policy. Any provision of the Underlying Insurance indicating any ability or right to any reinstatement of such policy's limit of liability shall be inapplicable to this Policy, including any provision indicating a reinstatement of such policy's limit of liability during any extended discovery or reporting period. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

(2) It is understood and agreed that the Insurer is under no obligation to renew this Policy upon its expiration. Any provision of the Underlying Insurance indicating any automatic renewal of this Policy shall be inapplicable to this Policy. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

All other terms, conditions and limitations of this Policy shall remain unchanged.

EXCESS POLICY COVERAGE FORM

THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

In consideration of the payment of the premium and in reliance on all statements made and information furnished to the Insurer identified in the Declarations (the Insurer) and to the issuer(s) of the Underlying Insurance, the Insurer and the insureds agree as follows:

I. INSURING AGREEMENT

The Insurer will provide coverage excess of the Underlying Insurance stated in ITEM 4 of the Declarations. Coverage hereunder will apply in conformance with the terms, conditions, endorsements and warranties of both the Primary Policy stated in ITEM 4 (A) of the Declarations and of any other Underlying Excess Policy stated in ITEM 4 (B) of the Declarations. The coverage hereunder will attach only after all of the Underlying Insurance has been exhausted by the actual payment of covered amounts under the Underlying Insurance by the applicable insurers thereunder or by any other source. To the extent that any terms, conditions, and endorsements of the Policy may be inconsistent with any terms, conditions, and endorsements of the Underlying Insurance, the terms, conditions, and endorsements of this Policy shall govern.

II. DEPLETION OF UNDERLYING LIMITS OF LIABILITY

The coverage hereunder shall attach only after the limits of all Underlying Insurance have been exhausted by payment of covered amounts. Subject to the terms, conditions, and endorsements of this Policy and the Underlying Insurance, this Policy will continue to apply to covered amounts as primary insurance in the event of the exhaustion of all of the limits of liability of such Underlying Insurance as the result of the actual payment of covered amounts by the applicable insurer thereunder or by any other source. Any risk of uncollectibility with respect to the Underlying Insurance will be expressly retained by the insureds and will not be assumed by the Insurer.

III. RIGHTS AND CLAIM PARTICIPATION

The Insurer shall have the same rights, privileges and protections afforded to the insurer(s) of the Underlying Insurance and may, at its sole discretion, elect to participate in the investigation, settlement and/or defense of any claim against the insureds even if the Underlying Insurance has not been exhausted. The insureds will provide such information and cooperation as is reasonably requested. The insureds shall not do anything that prejudices the Insurer's position or potential rights of recovery, including, but not limited to, terminating any Underlying Insurance.

IV. LIMIT OF LIABILITY

The amount stated in ITEM 3 of the Declarations is the limit of liability of the Insurer and shall be the maximum amount payable, including defense expenses, by the Insurer under this Policy. Defense expenses are part of and not in addition to the limit of liability and the payment of such will reduce the limit of liability.

V. NOTICE, ALTERATION, AND TERMINATION

(A) Where the Underlying Insurance permits or requires notice to the Insurer, the insureds shall have the same obligations and rights to notify the Insurer under this Policy. All notices required under the Underlying Insurance policies and this Policy shall be sent to the address set forth in ITEM (5) of the Declarations: Attention Claim Department or by electronic mail to: proclaimnewnotices@xlgroup.com. Notice given to any underlying insurer will not be deemed notice to the Insurer.

(B) No change in or modification of this Policy shall be effective unless made by endorsement. In the event of a change of any kind to any Underlying Insurance that broadens or expands coverage, this Policy will become subject to such change only if and to the extent that the Insurer consents to such change in writing and the insured pays any additional premium that may be required by the Insurer.

(C) This Policy will terminate immediately upon the termination of any of the Underlying Insurance, whether cancelled by the insured or the applicable insurer. Notice of cancellation or non-renewal of any such policies duly given by any of the applicable insurers shall serve as notice of the cancellation or non-renewal of this Policy by the Insurer.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW
Washington DC 20005

INVESTMENT COMPANY BLANKET BOND
(EXCESS)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW
Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1. Name of Insured (the "Insured") — Bond Number
Fidelity Equity and High Income Funds — **87153224B**
(as defined in the Primary Bond)

Principal Office:
c/o FMR LLC
88 Black Falcon
First Floor, East, Suite 167
Mailzone V7E
Boston, MA 02210

Mailing Address:
Willis Towers Watson Northeast, Inc.
75 Arlington Street, Floor 10
Boston, MA 02116

Item 2. Bond Period: from 12:01 a.m. on July 1, 2024, to 12:01 a.m. on July 1, 2025, or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability--

	LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT [1]
A--FIDELITY	$15,000,000 part of $70,000,000	$175,000,000
B--ON PREMISES	$15,000,000 part of $70,000,000	$175,000,000
C--INTRANSIT	$15,000,000 part of $70,000,000	$175,000,000
D--FORGERY OR ALTERATION	$15,000,000 part of $70,000,000	$175,000,000
E--SECURITIES	$15,000,000 part of $70,000,000	$175,000,000
F--COUNTERFEIT CURRENCY	$15,000,000 part of $70,000,000	$175,000,000
I--COMPUTER SYSTEMS	$15,000,000 part of $70,000,000	$175,000,000
J--CUSTOMER VOICE INITIATED TRANSFERS	$15,000,000 part of $70,000,000	$175,000,000
K--TELEFACSIMILE TRANSFER FRAUD	$15,000,000 part of $70,000,000	$175,000,000

[1] Plus the applicable deductible of the Primary Bond

Item 4. PRIMARY BOND — Berkshire Hathaway Specialty Insurance # 47-EPF-315882-04

Item 5. The liability of ICI Mutual Insurance Company, a Risk Retention Group (the "Underwriter") is subject to the terms of the following Riders attached hereto:

Riders: 1

and of all Riders applicable to this bond issued during the Bond Period.

By: ________________________
Authorized Representative

By: Catherine Dalton
Authorized Representative

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group ("Underwriter"), in consideration of the required premium, and in reliance on the application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations of this bond, agrees to indemnify the Insured for loss, discovered during the Bond Period, which would otherwise have been paid under the **Primary Bond** but for the fact that the loss exceeds the limit of liability of such Primary Bond. Coverage under this bond shall follow the terms and conditions of the **Primary Bond,** except with respect to:

a. Any coverage exceptions specified by riders attached to this bond;

b. The deductible amounts and limits of liability as stated in ITEM 3. of the Declarations; and

c. The General Agreements, Provisions, Conditions and Limitations set forth herein.

GENERAL AGREEMENTS

A. CHANGE OR MODIFICATION OF PRIMARY BOND

If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the Underwriter as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the Underwriter may request. There shall be no coverage under this bond for any loss arising from or in any way related to such change or modification until such time as the Underwriter is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

B. LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured (except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor.) As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of

any judgment against the Insured in or settlement of any suit or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, RRG, 1401 H St. NW, Washington, DC 20005, with an electronic copy to LegalSupport@icimutual.com.

PROVISIONS, CONDITIONS AND LIMITATIONS

SECTION 1. DEFINITIONS

a. **Deductible Amount** means the amount stated in ITEM 3. of the Declarations, applicable to each Single Loss. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any **Underlying Bond(s)**, including the insolvency or dissolution of any Insurer providing coverage under any **Underlying Bond(s)**.

b. **Primary Bond** means the bond scheduled in ITEM 4. of the Declarations or any bond that may replace or substitute for such bond.

c. **Single Loss** means:

(1) all loss resulting from any one actual or attempted theft committed by one person, or

(2) all loss caused by any one act (other than a theft or a dishonest or fraudulent act) committed by one person, or

(3) all loss caused by dishonest or fraudulent acts committed by one person, or

(4) all expenses incurred with respect to any one audit or examination, or

(5) all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

d. **Underlying Bond** means the **Primary Bond** and all other insurance coverage referred to in ITEM 4. of the Declarations.

SECTION 2. SINGLE LOSS LIMIT OF LIABILITY

The Underwriter’s liability for each **Single Loss** shall not exceed the Limit of Liability as stated in ITEM 3. of the Declarations.

SECTION 3. DISCOVERY

For all purposes under this bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1) becomes aware of facts, or

(2) receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that loss covered by this bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 4. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this bond may have against another named Insured under this bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 5. COOPERATION OF INSURED

At the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall:

a. submit to examination by the Underwriter and subscribe to the same under oath, and

b. produce for the Underwriter’s examination all pertinent records, and

c. cooperate with the Underwriter in all matters pertaining to the loss.

The Insured shall execute all papers and render assistance to secure for the Underwriter the rights and causes of action provided for under this bond. The Insured shall do nothing after loss to prejudice such rights or causes of action.

SECTION 6. TERMINATION

The Underwriter may terminate this bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this bond is terminated as to any investment company registered under the Investment Company Act of 1940, to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this bond as to any investment company registered under the Investment Company Act of 1940, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This bond will terminate as to any Insured entity that is not an investment company registered under the Investment Company Act of 1940 immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this bond is terminated by the Insured or pro rata if this bond is terminated by the Underwriter.

Upon the detection by any Insured that an employee (as defined in the **Primary Bond**) has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such employee from a position that may enable such employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such employee, becomes aware that the employee has committed any dishonest or fraudulent act(s) or theft.

This bond shall terminate as to any employee (as defined in the **Primary Bond**) by written notice from the Underwriter to each Insured and, if such employee is an employee of an Insured investment company registered under the Investment Company Act of 1940, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 7. CONFORMITY

If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

SECTION 8. CHANGE OR MODIFICATION

This bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity (or the equivalent insuring agreement) of the Primary Bond in a manner which adversely affects the rights of an Insured investment company registered under the Investment Company Act of 1940 shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured investment company registered under the Investment Company Act of 1940 affected thereby.

SECTION 9. DEDUCTIBLE AMOUNT; LIMIT OF LIABILITY

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from the **Primary Bond** or from any other bond, suretyship or insurance policy), shall exceed the applicable **Deductible Amount**; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and other agreements, provisions, conditions and limitations of this bond.

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the

applicable **Deductible Amount** and the other agreements, provisions, conditions and limitations of this bond.

SECTION 10. COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND
(EXCESS BOND)

RIDER NO. 1

INSURED		BOND NUMBER
Fidelity Equity and High Income Funds		**87153224B**
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
July 1, 2024	**July 1, 2024 to July 1, 2025**	Catherine Dalton

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group ("ICI Mutual"), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the "Act"). The Act establishes a federal insurance backstop under which ICI Mutual and these other insurers may be partially reimbursed by the United States Government for future **"insured losses"** resulting from certified **"acts of terrorism."** (Each of these **bolded terms** is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified **"acts of terrorism"** may be partially reimbursed by the United Sates government under a formula established by the Act. Under this formula, the United States government would generally reimburse ICI Mutual for the Federal Share of Compensation of ICI Mutual's **"insured losses"** in excess of ICI Mutual's **"insurer deductible"** until total **"insured losses"** of all participating insurers reach $100 billion (the "Cap on Annual Liability"). If total **"insured losses"** of all property and casualty insurers reach the Cap on Annual Liability in any one calendar year, the Act limits U.S. Government reimbursement and provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this Bond may be reduced as a result.

This Bond has no express exclusion for **"acts of terrorism."** However, coverage under this Bond remains subject to all applicable terms, conditions, and limitations of the Bond (including exclusions) that are permissible under the Act.

The portion of the premium that is attributable to any coverage potentially available under the Bond for **"acts of terrorism"** is one percent (1%) and does not include any charges for the portion of loss that may be covered by the U.S. Government under the Act

As used herein, "Federal Share of Compensation" shall mean 80% beginning on January 1, 2020.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223 Website: www.wtwco.com

CONTRACT OF INSURANCE

UNIQUE MARKET REFERENCE (UMR):	**B080113017P24**
INSURED:	**Fidelity Equity and High Income Funds** and as or more fully defined in the Contract Wording.
PRINCIPAL ADDRESS:	**c/o FMR LLC 88 Black Falcon First Floor, East Side, Suite 167, Mailzone V7E, Boston, MA 02210 United States of America**
TYPE:	**Insurance of: Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by Berkshire Hathaway Specialty Insurance Company** and as more fully defined in the Contract Wording.
PERIOD OF INSURANCE:	**From: 1 July 2024** **To: 1 July 2025** Both days at 12:01am local standard time at the above principal address of the Insured

1. RISK DETAILS

UNIQUE MARKET REFERENCE:	B080113017P24
TYPE:	Insurance of: Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by Berkshire Hathaway Specialty Insurance Company and as more fully defined in the Contract Wording.
INSURED:	Fidelity Equity and High Income Funds and as or more fully defined in the Contract Wording.
PRINCIPAL ADDRESS:	c/o FMR LLC 88 Black Falcon, First Floor, East Side, Suite 167, Mailzone V7E, Boston, MA 02210 United States of America
PERIOD OF INSURANCE:	From: 1 July 2024 To: 1 July 2025 Both days at 12:01am local standard time at the above principal address of the Insured
INTEREST:	Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by Berkshire Hathaway Specialty Insurance Company and as more fully defined in the Contract Wording.
LIMIT OF LIABILITY:	USD 40,000,000 any one loss/claim and in the aggregate for the period part of USD 70,000,000 any one loss/claim and in the aggregate for the period In excess of underlying contracts for: USD 175,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited

RETENTION:	Primary contract Retentions detailed as per Berkshire Hathaway Specialty Insurance Company
TERRITORIAL LIMITS:	Worldwide
CONDITIONS:	All terms and conditions as set forth in the Contract Wording (as attached), such wording being:-

Willis Excess Financial Lines Policy, incorporating the following, all as attached:

1. NMA 2975 (amended) Special Cancellation Clause

2. LMA 5389 U.S. Terrorism Risk Insurance Act of 2002 As Amended New and Renewal Business Endorsement

3. NMA 2918 (amended) War and Terrorism Exclusion Endorsement

4. NMA 1256 Nuclear Incident Exclusion Clause - Liability - Direct (Broad)

5 NMA 1477 Radioactive Contamination Exclusion Clause - Liability - Direct

6. NMA 1998 Service of Suit Clause

7. LMA 3100 Sanctions Clause

Losses/Claims to be notified via Willis Towers Watson,
FINEX - Claims Department,
51 Lime Street,
London EC3M 7DQ,
United Kingdom

Nothing in this Contract shall be construed as a condition precedent or a warranty unless it is expressly stated as such in the Contract

CHOICE OF LAW AND JURISDICTION:

This contract shall be governed by, and construed in accordance with, the laws of the State of Massachusetts of the United States of America as more fully set out in the contract wording.

Any dispute between the parties over the terms of this contract shall be submitted to the exclusive jurisdiction of the Courts of United States of America as more fully set out in the NMA 1998 (24/4/86) Service of Suit Clause (U.S.A) as attached

	The language used for contract interpretation shall be English as set out in the contract wording. Service of Suit Nominee: Service of Suit Clause (as attached) Lloyd's America, Inc. Attention Legal Department 280 Park Avenue, East Tower, 25th Floor New York, NY 10017
PREMIUM:	USD 145,200 for USD 40,000,000 Order Hereon Any return premium will be calculated, stated and payable by insurers as net of all Broker Remuneration and Deductions as allowed.
PREMIUM PAYMENT TERMS:	Premium Payment Condition as follows: LSW3001 Premium Payment Clause (60 days), as attached. due to Insurers on or before **30 August 2024** Where any date on which the Premium is due to be paid falls on a weekend or Public Holiday, presentation to Insurers or their agents on the next working day will be deemed to comply with the relevant premium payment requirement. For the purposes of this clause, Public Holiday shall mean any public or statutory holiday in any territory through which the Premium must pass between the Insured and Insurers or their agents.
TAXES PAYABLE BY INSURED AND ADMINISTERED BY INSURERS:	None
TAXES PAYABLE BY INSURERS AND ADMINISTERED BY INSURED OR THEIR AGENT:	None
RECORDING, TRANSMITTING AND STORING INFORMATION:	Where Willis Limited maintains risk and claims data/information/ documents Willis Limited may hold data/information/documents electronically.
INSURER CONTRACT DOCUMENTATION:	This contract document details the current terms entered into by the insurer(s) and constitutes the contract document.

Any further documentation changing this contract agreed in accordance with the contract change provisions set out in this contract, shall form the evidence of such change.

This contract is subject to US State Surplus Lines requirements. It is the responsibility of the Surplus Lines Broker to affix a Surplus Lines Notice to the contract document before it is provided to the insured. In the event that the Surplus Lines Notice is not affixed to the contract document the insured should contact the Surplus Lines broker.

NOTICE OF CANCELLATION PROVISIONS:

Where (re)insurers have the right to give notice of cancellation, in accordance with the provisions of the contract, then:

To the extent provided by the contract, the Slip Leader is authorised to issue such notice on behalf of all participating (re)insurers; and (optionally)

any (re)insurer may issue such notice in respect of its own participation.

The content and format of any such notice should be in accordance with the ‘Notice of Cancellation’ standard, as published by the London Market Group (LMG), or their successor body, on behalf of London Market Associations and participants. However failure to comply with this standard will not affect the validity of the notice given.

The notice shall be provided to the broker by the following means:

By an email to FINEXNOC@wtwco.com

Failure to comply with this delivery requirement will make the notice null and void. Satisfactory delivery of the notice will cause it to be effective irrespective of whether the broker has acknowledged receipt.

BESPOKE OR AMENDED WORDING AND CLAUSES, WORDING SCHEDULE(S) AND/OR DECLARATIONS AND ANY OTHER ATTACHMENTS, AS APPROPRIATE:

WILLIS EXCESS FINANCIAL LINES POLICY

Please read this Policy carefully.

SCHEDULE

Policy Number: B080113017P24

Item 1:	***Insured***:	Fidelity Fixed Income and Asset Allocation Funds
	Principal Address:	FMR LLC 88 Black Falcon, First Floor, East Side, Suite 167, Mailzone V7E, Boston, MA 02210 United States of America
Item 2:	***Insurer(s)***:	Chubb Syndicate 2488 and others
Item 3:	***Period of Insurance***:	From: 1 July 2024 To: 1 July 2025 Both days at 00:01am local standard time at the Principal address shown at Item 1 above.
Item 4:	***Limit of Liability***:	USD 40,000,000 any one loss/claim and in the aggregate for the period part of USD 70,000,000 any one loss/claim and in the aggregate for the period
Item 5:	***Underlying Policy(ies)***:	in excess of underlying contracts for USD 175,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited
	Retention:	Primary contract Retentions detailed as per Berkshire Hathaway Specialty Insurance Company
Item 6:		
	Premium:	USD 145,200
	Taxes:	None due from London

Item 7: Notification(s) in accordance with clause 5 required to be addressed to:

Willis Towers Watson,
FINEX - Claims Department,
51 Lime Street,
London EC3M 7DQ,
United Kingdom

Item 8: Endorsements are as attached at issue of this ***Contract***.

Item 9: Additional premium required: Nil

Item 10: Addressees for complaints:

(a) For ***Insurers*** who are Lloyd's Insurers:

Complaints,
Fidentia House,
Walter Burke Way,
Chatham Maritime,
Chatham
Kent
ME4 4RN

Telephone: +44 (0)207 327 5693

Facsimile: +44 (0)207 327 5225
Email: Complaints@Lloyds.com

(b) For all other ***Insurers***:

Willis Limited will provide details on request.

Willis Excess Financial Lines Policy

In consideration of the ***Insured*** having paid or agreed to pay the ***Premium*** and subject to all of the definitions, terms, conditions and limitations of this ***Policy***, ***Insurers*** and the ***Insured*** agree as follows:

1. Insuring Agreement

1.1 Except insofar as the express terms of this ***Policy***:

(a) make specific provision in respect of any matter for which specific provision is also made in the ***Primary Policy***, in which case the express terms of this ***Policy*** shall prevail; or

(b) make specific provision in respect of any matter for which no specific provision is made in the ***Primary Policy***, in which case the express terms of this ***Policy*** shall apply;

this ***Policy*** shall take effect and operate in accordance with the terms of the ***Primary Policy***.

1.2 Subject to the ***Limit of Liability***, the ***Insurers*** shall pay to or on behalf of the ***Insured*** that proportion of ***Loss*** which exceeds the ***Underlying Limit***.

1.3 Except as provided specifically to the contrary in this ***Policy***, the ***Insurers*** shall have no liability to make payment for any ***Loss*** under this ***Policy*** until the ***Underlying Limit*** has been completely eroded by amounts which the insurers of the ***Underlying Policy(ies)***:

(i) shall have paid; or,

(ii) shall have agreed to pay; or,

(iii) shall have had their liability to pay established by judgment, arbitration award or other final binding adjudication;

whichever of (i) to (iii) above as shall occur first. Furthermore, in determining whether and the extent to which erosion has occurred,

(a) where, as part of any agreement to pay loss or liability (as applicable) under an ***Underlying Policy***, an insurer agrees to pay an amount which is less than the applicable limit of liability thereunder on terms that such payment shall be treated as or equivalent to payment in full of such limit of liability, the ***Insurers*** will pay ***Loss*** under this ***Policy*** as if such insurer had paid the applicable limit of liability in full. However, in such circumstances the ***Insurers*** shall pay ***Loss*** only to the extent that, in the absence of agreement of the kind referred to in the previous sentence, the ***Loss*** of the ***Insured*** would have exceeded the ***Underlying Limit***.

(b) where any insurer of an ***Underlying Policy*** is or becomes ***Insolvent*** with the result that it does not pay, or is unable to agree to pay, or is unable to participate in proceedings by which the liability of other insurers of the ***Underlying Policy*** is established, then the relevant insurer(s) will be deemed to have paid or to have agreed to pay or to have had their liability established, but only in the event that either:

(i) any other insurer participating on the relevant ***Underlying Policy*** pays, agrees to pay or has its liability established by judgment, arbitration award or other final binding adjudication (whichever shall occur first); or

(ii) the ***Insured*** establishes that the ***Insurers*** would be liable hereunder but for the ***Insolvency***.

(c) ***Insurers*** will recognise the erosion of the ***Underlying Limit*** by any payment made in respect of loss or liability (as applicable) by reason of cover provided by any ***Underlying Policy*** whether or not such cover is also provided by this ***Policy***.

(d) where any ***Underlying Policy*** (other than the ***Primary Policy***) provides cover which is more restrictive than the cover provided hereunder then, notwithstanding the absence of any liability on the part of the insurers of such ***Underlying Policy*** for some or all of any loss or liability (as applicable), such ***Underlying Policy*** shall, for the purposes of the operation of this ***Policy***, be deemed to have been eroded by such loss or liability (as applicable) to the extent that it constitutes ***Loss***.

(e) ***Insurers*** will recognise the erosion of the ***Underlying Limit*** by the operation of one or more ***Relevant Provisions***.

(f) Where for any reason, other than those under (a) to (e) inclusive, one or more insurers of the ***Underlying Policies*** do not pay loss forming part of the ***Underlying Limit*** and such unpaid loss is paid instead by or on behalf of the ***Insured***, the ***Insurers*** will recognise the erosion of the ***Underlying Limit*** as a consequence of such payment.

2. Definitions

Wherever the following words and phrases appear in bold and italics in this ***Policy*** they shall have the meanings given to them below:

"***Claim***" or "***Circumstance***" shall mean "claim", "circumstance" or any other term by which the ***Primary Policy*** identifies matters potentially giving rise to payments thereunder in respect of ***Loss***.

"***Insolvent"*** or ***"Insolvency***" shall mean in respect of any insurer that any step, application, order, proceeding or appointment has been taken or made by or in respect of an insurer for a distress, execution, composition or arrangement with creditors, winding-up, dissolution, administration, receivership (administrative or otherwise) or bankruptcy, or that the insurer is unable to pay its debts.

"***Insured***" shall mean those persons and organisations identified at Item 1 of the ***Schedule*** and all other persons and organisations as are insured or otherwise entitled to indemnity under the ***Primary Policy***.

"***Insurers***" shall mean the insurers of this ***Policy*** identified at Item 2 of the ***Schedule***.

"***Limit of Liability***" shall mean the sum(s) shown at Item 4 of the ***Schedule*** being the maximum sum(s) the ***Insurers*** are liable to pay under this ***Policy*** for all ***Loss***, subject to any reinstatement of limit expressly provided for at Item 4 of the Schedule. For the avoidance of doubt, there shall be no reinstatement of the ***Limit of Liability*** unless expressly provided for at Item 4, notwithstanding that the ***Primary Policy*** may provide for one or more reinstatements.

"***Loss***" shall mean all and any amounts for which ***Insurers*** are liable to the ***Insured*** pursuant to the terms and conditions of this ***Policy*** and, for the avoidance of doubt and subject only to the operation of any express terms hereof in accordance with clause 1.1 above, this ***Policy*** shall be liable to pay as ***Loss*** all losses, costs, liabilities or damages and other expenses of the ***Insured*** as are covered by the ***Primary Policy*** of whatever nature and howsoever described by the ***Primary Policy***. However, and notwithstanding any provision to the contrary in the ***Primary Policy***, the liability of the ***Insurers*** of this ***Policy*** to the ***Insured*** for costs and expenses of any kind whatsoever shall be part of, and not in addition to, the ***Limit of Liability***.

"***Period of Insurance***" shall mean the period set out at Item 3 of the ***Schedule***.

"***Policy***" shall mean this insurance contract which includes any endorsements and schedules hereto.

"***Premium***" shall mean the sum shown at Item 6 of the ***Schedule***.

"***Primary Limits***" shall mean the limits of liability of the ***Primary Policy*** applicable to any loss or liability (as applicable) as set out in Item 5(a) of the ***Schedule***.

"***Primary Policy***" shall mean the policy identified at Item 5(a) of the ***Schedule*** or any policy(ies) issued in substitution thereof.

"***Relevant Provision***" shall mean any provision of an ***Underlying Policy*** which reduces the limit of liability of the ***Underlying Policy*** automatically by reference to the amount paid or payable under another policy of insurance, or by reference to the limit of liability under another policy of insurance. For the avoidance of doubt, a provision which provides that an ***Underlying Policy*** shall pay only the amount by which any loss or liability (as applicable) exceeds the amount paid or payable under any other policy or policies, or which allows the insurer credit for the value of other insurance or indemnification, or which requires the ***Insured*** to pursue such insurance or indemnification prior to claiming under the ***Underlying Policy*** (such as an "other insurance" or "non-contribution" or other similar provision), shall not be a ***Relevant Provision***.

"***Schedule***" shall mean the schedule to this ***Policy***.

"***Sublimit(s)***" shall mean any limit or limits of insurers' liability in the ***Primary Policy*** imposed in respect of a particular category of loss or liability (as applicable) and which specifies that the maximum liability of the insurer shall be less than the otherwise generally applicable limit of liability of the ***Primary Policy***.

"***Underlying Limit***" shall mean the cumulative total of the limits of liability of the insurer(s) of the ***Underlying Policy(ies)*** applicable to any loss or liability (as applicable) as set out in Item 5 of the ***Schedule***.

"***Underlying Policy(ies)***" shall mean the policies listed at Item 5 of the ***Schedule***.

3. Maintenance of the Underlying Policy(ies)

The ***Primary Policy***, or any policies issued in substitution thereof, shall be maintained in full force and effect during the ***Period of Insurance*** save to the extent that it is eroded. This obligation shall cease to apply in the event that the ***Primary Policy*** is completely eroded. Clause 1.3 hereof shall apply for the purposes of determining whether and to what extent erosion has occurred. Where an ***Underlying Policy*** other than the ***Primary Policy*** does not continue in full force and effect (other than by reason of erosion) such policy shall be deemed for all purposes of this ***Policy*** to have been maintained. The ***Primary Policy*** shall be deemed maintained if it is replaced by the operation of clause 4 hereof.

4. Step-Down of Cover

Subject always to the ***Limit of Liability***:

4.1 In the event of the reduction of the amount of indemnity available under any ***Underlying Policy*** by reason of partial erosion of the ***Underlying Limit*** (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply) this ***Policy*** shall, subject to the ***Limit of Liability*** and to the other terms, conditions and limitations of this ***Policy***, continue to be available to pay that proportion of ***Loss*** which exceeds the amount of indemnity remaining under the ***Underlying Policy(ies)***.

4.2 In the event of there being no indemnity available under the ***Underlying Policy(ies)*** by reason of the complete erosion of the ***Underlying Limit*** (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply), the remaining limits available under this ***Policy*** shall, subject to the ***Limit of Liability*** and to the other terms, conditions and limitations of this ***Policy***, continue for subsequent ***Loss*** as primary insurance and, in that event, any retention, excess or deductible and the remainder of any ***Sublimit*** specified in the ***Primary Policy*** shall apply under this ***Policy*** in respect of ***Loss***.

5. Notification

Any notification to the ***Primary Policy*** of a ***Claim*** or ***Circumstance*** which is required to be given in accordance with the terms and conditions of the ***Primary Policy*** shall also be given to the ***Insurers*** in writing by way of the party identified at Item 7 of the ***Schedule***. Such notice shall constitute notice to all ***Insurers***.

6. Claims Participation

6.1 The ***Insurers*** shall have no liability to pay costs and expenses incurred by or on behalf of the ***Insured*** unless their consent to the incurring of such costs and expenses has first been obtained, such consent not to be unreasonably delayed or withheld.

6.2 No settlement of a claim brought by a third party shall be effected by or on behalf of the ***Insured*** for such a sum as will require payment by ***Insurers*** under this ***Policy*** unless the consent of the ***Insurers*** has first been obtained, such consent not to be unreasonably delayed or withheld.

7. Cancellation and Termination

This ***Policy*** may be terminated or cancelled or shall become automatically terminated or cancelled in the same manner and on the same basis or bases as the ***Primary Policy***. However, breach by the ***Insured*** of any obligation to pay premium in respect of the ***Primary Policy*** or in respect of any other of the ***Underlying Policy(ies)*** shall not entitle the ***Insurers*** to terminate or cancel this ***Policy***.

8. Recoveries

Where, following payment of ***Loss*** by ***Insurers***, recovery is effected, then such recovery, net of the expenses of its being effected, shall be distributed in the following order to the following parties:

(i) to the ***Insured*** or, to such extent, if any, as appropriate, to any insurer of a policy applying excess of this ***Policy***, but only to the extent (if any) by which such loss or liability (as applicable) exceeded the sum of the excess, deductible or retention of the ***Primary Policy***, the ***Underlying Limit*** and the amount paid hereunder; and,

(ii) if any balance remains following the application of (i) above, to the ***Insurers*** to the extent of the amount(s) paid by them hereunder in respect of ***Loss***; and,

(iii) if any balance remains following the application of (i) and (ii) above, to those, if any, entitled pursuant to the operation of the ***Underlying Policies*** to such extent, if any, of the entitlements conferred thereunder; and

For the avoidance of doubt, nothing in this ***Policy*** shall be construed as limiting or delaying the

Insured's right to payment of any ***Loss*** hereunder until such time as it has effected any recovery.

9. Alteration

No material amendment to the terms of the ***Primary Policy*** shall apply in respect of this ***Policy*** unless and until agreed in writing by the ***Insurers***.

10. Reporting Period

Where the terms of the ***Primary Policy*** provide:

(i) the ***Insured*** with a period of time immediately following the policy period of the ***Primary Policy*** during which notice may be given to the insurers of the ***Primary Policy*** of any ***Claims*** or ***Circumstances***; and/or,

(ii) the right to purchase such a period,

then the ***Insured*** shall have the same period and/or right under this ***Policy*** in the same manner and on the same terms as those provided for in the ***Primary Policy*** except in relation to the premium payable (if any). The premium (if any) payable in respect of any such period available hereunder is set out in Item 9 of the ***Schedule***.

11. Governing Law and Jurisdiction

This insurance shall be governed by and construed in accordance with the laws of England and Wales and any dispute arising hereunder shall be subject to the exclusive jurisdiction of the courts of England and Wales.

12. Complaints

The ***Insurers*** aim to provide a high standard at all times but if the ***Insured*** is not satisfied with the service provided it should contact the following:

In respect of Lloyd's underwriters: the person(s) identified in Item 10(a) of the ***Schedule***.

In respect of ***Insurers*** other than Lloyd's underwriters, Willis Limited will provide the relevant details on request.

SPECIAL CANCELLATION CLAUSE

In the event that an Underwriter:

a) ceases underwriting; or

b) is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement; or

c) has its authority to carry on insurance business withdrawn,

d) has its financial strength rating reduced by A.M.Best's, Standard & Poor's or equivalent rating agency to less than A-.

the Insured may terminate that Underwriter's participation on this risk forthwith by giving notice and the premium payable to that Underwriter shall be pro rata to the time on risk. In the event there are any notified, reserved or paid losses or circumstances, premium shall be deemed fully earned. Any return of premium shall also be subject to a written full release of liability from the Insured.

NMA2975 (amended)
30/05/03

U.S. Terrorism Risk Insurance Act of 2002 as amended New & Renewal Business Endorsement

This Endorsement is issued in accordance with the terms and conditions of the "U.S. Terrorism Risk Insurance Act of 2002" as amended, as summarized in the disclosure notice.

In consideration of the premium paid, it is hereby noted and agreed with effect from inception that the Terrorism exclusion to which this Insurance is subject, shall not apply to any “insured loss” directly resulting from any "act of terrorism" as defined in the "U.S. Terrorism Risk Insurance Act of 2002", as amended ("TRIA").

The coverage afforded by this Endorsement is only in respect of any “insured loss” of the type insured by this Insurance directly resulting from an "act of terrorism" as defined in TRIA. The coverage provided by this Endorsement shall expire at 12:00 midnight December 31, 2027, the date on which the TRIA Program is scheduled to terminate, or the expiry date of the policy whichever occurs first, and shall not cover any losses or events which arise after the earlier of these dates. The Terrorism exclusion, to which this Insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism".

This Endorsement only affects the Terrorism exclusion to which this Insurance is subject. All other terms, conditions, insured coverage and exclusions of this Insurance including applicable limits and deductibles remain unchanged and apply in full force and effect to the coverage provided by this Insurance.

Furthermore the Underwriter(s) will not be liable for any amounts for which they are not responsible under the terms of TRIA (including subsequent action of Congress pursuant to the Act) due to the application of any clause which results in a cap on the Underwriter’s liability for payment for terrorism losses.

LMA5389

09 January 2020

WAR AND TERRORISM EXCLUSION ENDORSEMENT

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other sequence to the loss;

(1) war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or

(2) any act of terrorism.
For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organisation(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear.

This endorsement also excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to (1) and/or (2) above.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

NMA2918 (amended)
08/10/2001

U.S.A.

NUCLEAR INCIDENT EXCLUSION CLAUSE-LIABILITY-DIRECT (BROAD)

For attachment to insurances of the following classifications in the U.S.A., its Territories and Possessions, Puerto Rico and the Canal Zone:-
Owners, Landlords and Tenants Liability, Contractual Liability, Elevator Liability, Owners or Contractors (including railroad) Protective Liability, Manufacturers and Contractors Liability, Product Liability, Professional and Malpractice Liability, Storekeepers Liability, Garage Liability,
Automobile Liability
(including Massachusetts Motor Vehicle or Garage Liability), not being insurances of the classifications to which the Nuclear Incident Exclusion Clause-Liability-Direct (Limited) applies.

This policy* does not apply:-

I. Under any Liability Coverage, to injury, sickness, disease, death or destruction

(a) with respect to which an insured under the policy is also an insured under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability Underwriters or Nuclear Insurance Association of Canada, or would be an insured under any such policy but for its termination upon exhaustion of its limit of liability; or

(b) resulting from the hazardous properties of nuclear material and with respect to which
(1) any person or organization is required to maintain financial protection pursuant to the Atomic Energy Act of 1954, or any law amendatory thereof, or (2) the insured is, or had this policy not been issued would be, entitled to indemnity from the United States of America, or any agency thereof, under any agreement entered into by the United States of America, or any agency thereof, with any person or organization.

II. Under any Medical Payments Coverage, or under any Supplementary Payments Provision relating to immediate medical or surgical relief, to expenses incurred with respect of bodily injury, sickness, disease or death resulting from the hazardous properties of nuclear material and arising out of the operation of a nuclear facility by any person or organization.

III. Under any Liability Coverage, to injury, sickness, disease, death or destruction resulting from the hazardous properties of nuclear material, if

(a) the nuclear material (1) is at any nuclear facility owned by, or operated by or on behalf of, an insured or (2) has been discharged or dispersed therefrom;

(b) the nuclear material is contained in spent fuel or waste at any time possessed, handled, used, processed, stored, transported or disposed of by or on behalf of an insured; or

(c) the injury, sickness, disease, death or destruction arises out of the furnishing by an insured of services, materials, parts or equipment in connection with the planning, construction, maintenance, operation or use of any nuclear facility, but if such facility is located within the United States of America, its territories or possessions

or Canada, this exclusion (c) applies only to injury to or destruction of property at such nuclear facility.

IV. As used in this endorsement:

“**hazardous properties**” include radioactive, toxic or explosive properties; “**nuclear material**” means source material, special nuclear material or by-product material; “**source material**”, “**special nuclear material**”, and "**by-product material**" have the meanings given them in the Atomic Energy Act 1954 or in any law amendatory thereof; “**spent fuel**” means any fuel element or fuel component, solid or liquid, which has been used or exposed to radiation in a nuclear reactor; “**waste**” means any waste material (1) containing by-product material and (2) resulting from the operation by any person or organization of any nuclear facility included within the definition of nuclear facility under paragraph (a) or (b) thereof; “**nuclear facility**” means

(a) any nuclear reactor,

(b) any equipment or device designed or used for (1) separating the isotopes of uranium or plutonium, (2) processing or utilizing spent fuel, or (3) handling, processing or packaging waste,

(c) any equipment or device used for the processing, fabricating or alloying of special nuclear material if at any time the total amount of such material in the custody of the insured at the premises where such equipment or device is located consists of or contains more than
25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235,

(d) any structure, basin, excavation, premises or place prepared or used for the storage or disposal of waste, and includes the site on which any of the foregoing is located, all operations conducted on such site and all premises used for such operations; “**nuclear reactor**” means any apparatus designed or used to sustain nuclear fission in a self- supporting chain reaction or to contain a critical mass of fissionable material. With respect to injury to or destruction of property, the word “**injury**” or “**destruction**” includes all forms of radioactive contamination of property.

It is understood and agreed that, except as specifically provided in the foregoing to the contrary, this clause is subject to the terms, exclusions, conditions and limitations of the Policy to which it is attached.

*NOTE:- As respects policies which afford liability coverages and other forms of coverage in addition, the words underlined should be amended to designate the liability coverage to which this clause is to apply.

17/3/60
N.M.A. 1256

U.S.A.

RADIOACTIVE CONTAMINATION EXCLUSION CLAUSE -LIABILITY-DIRECT
(Approved by Lloyd's Underwriters' Non-Marine Association)

For attachment (in addition to the appropriate Nuclear Incident Exclusion Clause - Liability - Direct) to liability insurances affording worldwide coverage.

In relation to liability arising outside the U.S.A, its Territories or Possessions, Puerto Rico or the Canal Zone, this Policy does not cover any liability of whatsoever nature directly or indirectly caused by or contributed to by or arising from ionising radiations or contamination by radioactivity from any nuclear fuel or from any nuclear waste from the combustion of nuclear fuel.

13/2/64
N.M.A. 1477

All other terms, conditions and limitations of this Policy shall remain unchanged.

SERVICE OF SUIT CLAUSE (U.S.A.)

It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon, at the request of the Assured (or Reinsured), will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters' rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another Court as permitted by the laws of the United States or of any State in the United States. It is further agreed that service of process in such suit may be made upon Lloyd's America, Inc. Attention Legal Department 280 Park Avenue, East Tower, 25th Floor New York, NY 10017 and that in any suit instituted against any one of them upon this contract, Underwriters will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

The above-named are authorized and directed to accept service of process on behalf of Underwriters in any such suit and/or upon the request of the Assured (or Reinsured) to give a written undertaking to the Assured (or Reinsured) that they will enter a general appearance upon Underwriters' behalf in the event such a suit shall be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Assured (or Reinsured) or any beneficiary hereunder arising out of this contract of insurance (or reinsurance), and hereby designate the above-named as the person to whom the said officer is authorized to mail such process or a true copy thereof.

N.M.A. 1998 (24/4/86)

All other terms, conditions and limitations of this Policy shall remain unchanged.

SANCTIONS CLAUSE

No (re)insurer shall be deemed to provide cover and no (re)insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the (re)insurer or its' parent, to any sanction, prohibition or restriction implemented pursuant to resolutions of the United Nations or the trade and economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

LMA3100
15 September 2010

PREMIUM PAYMENT CLAUSE

Notwithstanding any provision to the contrary within this contract or any endorsement hereto, in respect of non payment of premium only the following clause will apply.

The (Re)Insured undertakes that premium will be paid in full to (Re)Insurers by **30 August 2024**

If the premium due under this contract has not been so paid to (Re)Insurers by **30 August 2024** (Re)Insurers shall have the right to cancel this contract by notifying the (Re)Insured via the broker in writing. In the event of cancellation, premium is due to (Re)Insurers on a pro rata basis for the period that (Re)Insurers are on risk but the full contract premium shall be payable to (Re)Insurers in the event of a loss or occurrence prior to the date of termination which gives rise to a valid claim under this contract.

It is agreed that (Re)Insurers shall give not less than 15 days prior notice of cancellation to the (Re)Insured via the broker. If premium due is paid in full to (Re)Insurers before the notice period expires, notice of cancellation shall automatically be revoked. If not, the contract shall automatically terminate at the end of the notice period.

If any provision of this clause is found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability will not affect the other provisions of this clause which will remain in full force and effect.

30/09/08
LSW3001

NMA LINES CLAUSE

This Insurance, being signed for USD 40,000,000 part of USD 70,000,000 insures only that proportion of any loss, whether total or partial, including but not limited to that proportion of associated expenses, if any, to the extent and in the manner provided in this Insurance.

The percentages signed in the Table are percentages of 100% of the amount(s) of Insurance stated herein.

NMA 2419

2. INFORMATION

INFORMATION:

This section details the information that was provided to Insurers to support the assessment of the risk at the time of underwriting.

Where it is required to provide exposure information it is recommended that this should follow the ACORD exposure schedule standard which can be found at www.acord.org

Insured:	**Fidelity Fixed Income and Asset Allocation Funds.**
Type of Insurance	**Excess Financial Institutions Bond**
Policy Period:	**01 July 2024 to 01 July 2025**

INFORMATION

(made available to and seen and agreed by Underwriters)

- FMR Funds 17g Listing March 2024
- Open Claims Report 051325

3. SECURITY DETAILS

(RE)INSURER'S LIABILITY:

(RE)INSURERS LIABILITY CLAUSE

(Re)insurer's liability several not joint

The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer. Nor is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning "signing" below.

In the case of a Lloyd's syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member's proportion. A member is not jointly liable for any other member's proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd's, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd's syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd's, at the above address.

Proportion of liability

Unless there is "signing" (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its "written line". Where this contract permits, written lines, or certain written lines, may be adjusted ("signed").

In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together). A definitive proportion (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of a Lloyd's

syndicate taken together) is referred to as a “signed line”. The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to “this contract” in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

21/6/07
LMA3333

ORDER HEREON: USD 40,000,000 part of USD 70,000,000

BASIS OF WRITTEN LINES: Percentage of Whole

NMA 2419 – Lines Clause as attached

BASIS OF SIGNED LINES: Percentage of Order

SIGNING PROVISIONS: In the event that the written lines hereon exceed 100% of the order, any lines written “to stand” will be allocated in full and all other lines will be signed down in equal proportions so that the aggregate signed lines are equal to 100% of the order without further agreement of any of the (re)insurers.

However:

a) in the event that the placement of the order is not completed by the commencement date of the period of (re)insurance then all lines written by that date will be signed in full;

b) the signed lines resulting from the application of the above provisions can be varied, before or after the commencement date of the period of (re)insurance, by the documented agreement of the (re)insured and all (re)insurers whose lines are to be varied. The variation to the contracts will take effect only when all such (re)insurers have agreed, with the resulting variation in signed lines commencing from the date set out in that agreement.

WRITTEN LINES

MODE OF EXECUTION CLAUSE

This contract and any changes to it may be executed by:

a. electronic signature technology employing computer software and a digital signature or digitiser pen pad to capture a person's handwritten signature in such a manner that the signature is unique to the person signing, is under the sole control of the person signing, is capable of verification to authenticate the signature and is linked to the document signed in such a manner that if the data is changed, such signature is invalidated;
b. a unique authorisation provided via a secure electronic trading platform
c. a timed and dated authorisation provided via an electronic message/system;
d. an exchange of facsimile/scanned copies showing the original written ink signature of paper documents;
e. an original written ink signature of paper documents (or a true representation of a signature, such as a rubber stamp).;

The use of any one or a combination of these methods of execution shall constitute a legally binding and valid signing of this contract. This contract may be executed in one or more of the above counterparts, each of which, when duly executed, shall be deemed an original.

In a co-insurance placement following (re)insurers may, but are not obliged to, follow the premium charged by the lead (re)insurer.

(Re)insurers may not seek to guarantee for themselves terms as favourable as those which others subsequently achieve during the placement.

It is the responsibility of each (Re)insurer subscribing to this contract to ensure that they are appropriately licenced to underwrite this contract in the territories described herein and can also discharge their relevant Insurance Premium Tax obligations.

UMR: B080113017P24
Insured: Fidelity Equity and High Income Funds
Written % **Signed and Dated Stamp Incorporating Underwriting Reference**

Details of variation(s) to the contract applying to the above Insurer only:

Premium: **USD 145,200 for 100% for the policy period**
Brokerage: **%**
SMB: **%**

4. SUBSCRIPTION AGREEMENT

SLIP LEADER: Chubb Syndicate 2488

BUREAU LEADER: If applicable, as stated here (which takes precedence) or in PPL written lines; otherwise as appointed by default to whichever Bureau Leaders has the largest signed line and, in the event of there being more than one of those, whichever Bureau Leader entered the contract on PPL the earliest of them.

Not applicable unless completed here.

Lloyds Leader:

LIRMA Leader:

ILU Leader:

BASIS OF AGREEMENT TO CONTRACT CHANGES: GUA (Version 2.0 February 2014) with Non-Marine Schedule - October 2001

A. In respect of each (re)insurer which at any time has the ability to send and receive ACORD messages via the Exchange:

i. Any contract change will be submitted by Willis Limited for agreement via an 'ACORD message';

ii. any contract change which requires notification will be notified by Willis Limited via an 'ACORD message';

iii. It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), such agreement of any contract change will be confirmed by each such (re)insurer via an appropriate 'ACORD message'. For the avoidance of any doubt, no further duty of disclosure arises in relation to any such confirmation.

B. In respect of each (re)insurer who does not have the ability to send and receive ACORD messages via the Exchange:

i. It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), any such

contract change will be submitted/notified by Willis Limited electronically via email or other electronic means;

ii. Such binding agreement of any contract change will be confirmed by each such (re)insurer via email or other electronic means. For the avoidance of any doubt, no further duty of disclosure arises in relation to any such confirmation.

Where there is a requirement for any wording to be agreed this is to be agreed by the Slip Leader only.

The Slip Leader is to determine whether amendments to the wording fall into part one, part two or part three of the GUA schedule.

The period of this contract may be extended for up to one calendar month at expiry, at terms to be on agreed by Slip Leader only.

The following clause is applicable to insurance risks which are eligible for TRIA.

TRIA NOTICE CLAUSE

Authority is hereby given to the Slip Leader to issue notice to Insured(s) as required by the U.S. Terrorism Risk Insurance Act of 2002 on behalf of all insurers hereon.

Where differing premium and/or broker remuneration and deductions terms apply to subscribing (re)insurers to this contract and the contract is subsequently subject to any form of additional/return premium, it is hereby agreed that the original premium and/or broker remuneration and deductions proportions shall be applied to such additional/return premium unless specifically stipulated to be otherwise in the endorsement.

OTHER AGREEMENT PARTIES FOR CONTRACT CHANGES, FOR PART 2 GUA CHANGES ONLY:

Where no other agreement parties for contract changes are stated herein, the agreement party will be the Slip Leader only.

OTHER AGREEMENT PARTIES FOR CONTRACT CHANGES, FOR THEIR PROPORTION ONLY:

Where no other agreement parties for contract changes are stated herein, the agreement party will be the Slip Leader only.

BASIS OF CLAIMS AGREEMENT:

As specified under the CLAIMS AGREEMENT PARTIES section of this Contract and to be managed in accordance with:

i. The SINGLE CLAIMS AGREEMENT PARTY ARRANGEMENT – LMA9150 [as below] for claims or circumstances assigned as Single Claims Agreement Party Claims (SCAP Claims) or, where it is not applicable, then the following shall apply as appropriate:-

ii. The Lloyd's Claims Scheme (combined) or as amended or any successor thereto.

(N.B. The applicable Lloyd's Claims Scheme/part will be determined by the rules and scope of the Schemes(s))

iii. IUA claims agreement practices.

iv. The practices of any company(ies) electing to agree claims in respect of their own participation.

The applicable arrangements (scheme, agreement or practices) will be determined by the rules and scope of said arrangements and should be referred to as appropriate.

Single Claims Agreement Party Arrangements

1 Single Claims Agreement Party

1.1 Scope

All claims having, or circumstances assessed by the SLIP LEADER as having, a **Claim Amount** at or below GBP250,000 or currency equivalent (the **Threshold Amount**) will be designated a Single Claims Agreement Party Claim (**SCAP Claim**) and will be managed within the terms of these Single Claims Agreement Party Arrangements (these **Arrangements**). For the purposes of these **Arrangements** the SLIP LEADER must be: (a) an authorised person (as defined in Section 31 of the Financial Services and Markets Act 2000) with permission to effect and/or carry out contracts of insurance; or (b) a Member of Lloyd's.

1.2 Exceptions

Where:

1.2.1 the **Claim Amount** is more than, or, in the assessment of the SLIP LEADER, is likely to be more than, the **Threshold Amount**; and/or

1.2.2 after making further enquiries, there remains insufficient information to form a view on the likely quantum of any circumstance or claim and in the SLIP LEADER'S assessment, there

is a material risk that the quantum will ultimately exceed the **Threshold Amount**; and/or

1.2.3 issues arise of fraud or avoidance (either under the Insurance Act 2015 or otherwise) or there are allegations against (re)insurers of regulatory breach which may result in regulatory action being taken against (re)insurers, or actionable allegations of improper claims handling have been made in respect of the claim at issue, or, in the assessment of the SLIP LEADER, such issues are likely to arise in connection with a claim; and/or

1.2.4 in the assessment of the SLIP LEADER a claim is, or is likely to become, controversial or complex, or is likely to become subject to **Dispute Resolution Proceedings**,

such claims or circumstances shall be managed in accordance with the provisions of the applicable BASIS OF CLAIMS AGREEMENT.

2. Slip Leader Responsibilities

2.1 Receipt of a Claim

Upon receiving a notification of a claim or circumstance, the SLIP LEADER shall, as soon as practicable, reasonably assess and decide, based on all the relevant circumstances (including but not limited to the **Claims Information**), whether such claim or circumstance is a **SCAP Claim** and notify the Broker accordingly with instructions for it to advise this decision to all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section.

2.2 Role of the Slip Leader

A **SCAP Claim** shall be **Determined** by the SLIP LEADER on behalf of itself and all (re)insurers which subscribe: (1) to this **Contract** on the same contractual terms (other than premium and brokerage); and (2) to these **Arrangements** (**Subscribing (Re)Insurers**).

When Determining a **SCAP Claim**, including where the SLIP LEADER may have delegated the **Determination** of a **SCAP Claim**, the SLIP LEADER must always:

2.2.1 act in good faith and exercise the reasonable care of a competent (re)insurer; and

2.2.2 act in the best interest of all **Subscribing (Re)Insurers** on whose behalf it acts; and

2.2.3 comply with all laws, sanctions regimes, regulations and related guidance (including, but not limited to, those issued by Lloyd's, the Financial Conduct Authority and/or the Prudential Regulation Authority) as may be applicable to the **Determination** of a **SCAP Claim** and to which the SLIP LEADER is subject, including, but not limited to conduct of business rules requiring (re)insurers to treat customers fairly (if applicable in that jurisdiction); and

2.2.4 notify either directly or via the Broker, all **Subscribing (Re)Insurers** of any **Dispute Resolution Proceedings** commenced against them.

For the avoidance of doubt, the SLIP LEADER shall have no obligations or liability to any (re)insurer, other than a **Subscribing (Re)Insurer**, arising out of or in any way connected with the **Determination** of a **SCAP Claim**.

2.3 Reassigning Claims

Where during the life of a **SCAP Claim** any of the provisions of clause 1.2 apply, the SLIP LEADER shall:

2.3.1 reassign the **SCAP Claim** to the claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section; and

2.3.2 notify the Broker accordingly with instructions for it to advise all applicable claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

The SLIP LEADER may, at any time, reassign a **SCAP Claim** outside of these **Arrangements** if having due regard to the available **Claims Information**, all relevant circumstances and its ability to act in accordance with clauses 2.2.1 to 2.2.3 inclusive, it considers that this assignment would be appropriate, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

The Broker may also, at any time, reassign a **SCAP Claim** outside of these **Arrangements** and to the provisions of the

applicable BASIS OF CLAIMS AGREEMENT by advising all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section.

Where a **SCAP Claim** has been reassigned outside of these **Arrangements**, it may not, without the consent of all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section, be reassigned as a **SCAP Claim**.

Notwithstanding clauses 1.2.1 and 1.2.2 but without prejudice to any other right or requirement to (re)assign a **SCAP Claim** outside of these **Arrangements**, where the exchange rate between Sterling and the currency in which the **SCAP Claim** has been made fluctuates after the conversion date stated in A of the CLAIMS AGREEMENT PARTIES section such that the Sterling value of the claim exceeds the **Threshold Amount**, the claim shall not cease to be a **SCAP Claim** by reason of the currency fluctuation alone.

2.4 Delegation of Determination

The SLIP LEADER may delegate its **Determination** of a SCAP Claim to another entity.

Despite its right to delegate the **Determination** of a **SCAP Claim** pursuant to these **Arrangements** the SLIP LEADER shall remain responsible for all acts and omissions of the delegate and the acts and omissions of those employed or engaged by the delegate as if they were its own.

2.5 Processing Claims

The SLIP LEADER shall ensure that all supporting information has been properly documented prior to payment of the claim and that such records are kept for a period of no less than seven years after closure, subject always to the requirements of applicable laws (including but not limited to those applicable to the processing of personal data and privacy).

3. Broker Responsibilities

Notwithstanding the application of these **Arrangements**, the Broker shall advise all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section of any or all of the following matters or events, where known, as soon as practicable:

3.1 any new claim or circumstance assigned as a **SCAP Claim**;

3.2 any recommended reserve or reserves for a **SCAP Claim**;

3.3 any revision to the recommended reserve or reserves for a **SCAP Claim**;

3.4 any change in the assignment of a **SCAP Claim**;

3.5 the receipt of notice of the commencement of any **Dispute Resolution Proceedings** relating to a **SCAP Claim**;

3.6 the final **Determination** of a **SCAP Claim**, including where a **SCAP Claim** is denied;

3.7 any receipt of a complaint against (re)insurers;

3.8 any termination of the SLIP LEADER's authority to **Determine** claims under clauses 4.1 to 4.3 inclusive; and/or

3.9 where so requested by the SLIP LEADER, the identity and participation of all **Subscribing (Re)Insurers**.

A **Subscribing (Re)Insurer** may request the SLIP LEADER and/or Broker to provide such further information as it may reasonably require and the SLIP LEADER and Broker shall co-operate fully with any such request.

4. Termination of the SLIP LEADER's Authority

In the event that the SLIP LEADER:

4.1 becomes the subject of voluntary or involuntary rehabilitation or liquidation, action in bankruptcy or similar or in any way otherwise acknowledges its insolvency or is unable to pay its debts or losses; or

4.2 has its right to transact the main class of business covered by the slip withdrawn, suspended, removed or made conditional or impaired in any way by any regulatory authority; or

4.3 ceases to be either: (a) an authorised person (as defined in Section 31 of the Financial Services and Markets Act 2000) with permission to effect and/or carry out contracts of insurance; or (b) a member of Lloyd's,

the authority of that SLIP LEADER to **Determine** all **SCAP Claims** shall automatically terminate from the date of that event, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

5 Professional Advisers

5.1 The SLIP LEADER has the sole authority to appoint and instruct an independent, external, professional adviser (which may include, but is not limited to, a lawyer, loss adjuster, surveyor, actuary or accountant) on behalf of **Subscribing (Re)Insurers** where, in its sole discretion, it considers the professional adviser necessary for the **Determination** of a claim. The SLIP LEADER shall

supervise the professional adviser throughout the period of their appointment.

5.2 A professional adviser appointed in connection with a **SCAP Claim** pursuant to clause 5.1 above may, at the SLIP LEADER's discretion, be instructed to send all reports and correspondence directly to the SLIP LEADER. The professional adviser's fees shall be agreed by the SLIP LEADER. The fees of the professional adviser shall be shared between the **Subscribing (Re)Insurers** in accordance with their respective shares of the **SCAP Claim**.

6 Claims Concerns

If a **Subscribing (Re)Insurer** has a concern regarding the handling of a **SCAP Claim** by the SLIP LEADER it shall notify the SLIP LEADER of its concern. The SLIP LEADER and the **Subscribing (Re)Insurer** which has raised the concern shall promptly confer and use their best endeavours to resolve the concern. If any disagreement remains after a period of 28 days from the date on which the concern was notified to the SLIP LEADER, the authority of the SLIP LEADER to **Determine** the **SCAP Claim** to which the concern relates shall terminate, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

7 Intra-(Re)Insurer Dispute Resolution Protocols

Before a **Subscribing (Re)Insurer** (Claimant) can bring a legal claim against the SLIP LEADER in relation to the **Determination** of a **SCAP Claim** or for an alleged breach of its obligations under these **Arrangements**, it must first attempt to resolve the dispute (**Dispute**) as follows:

7.1 The **Claimant** shall notify the SLIP LEADER that it is commencing the **Dispute Resolution Protocols** prescribed in this clause 7.

7.2 The **Dispute** shall first be referred to representatives of the SLIP LEADER and of the **Claimant** who shall meet in a good faith effort to resolve the **Dispute**. If a resolution is not achieved within 21 days from the date the **Dispute** was referred to these individuals, the matter shall be escalated to a member of senior management responsible for claims, for each of the **Claimant** and SLIP LEADER, who shall attempt to resolve the **Dispute**.

7.3 If the **Dispute** has not been resolved within 28 days from the date upon which it is referred to senior management, then the **Claimant** and SLIP LEADER shall enter into a mediation agreement in the form prescribed by the LMA and IUA. If the resulting

mediation fails to resolve the **Dispute**, then the **Dispute** shall be settled by arbitration in accordance with clause 7.4, provided always that the decision to commence an arbitration must be taken by the senior management of the **Claimant** in question.

7.4 All arbitrations arising out of or in connection with a **Dispute** shall be referred to arbitration under ARIAS Fast Track Arbitration Rules. The seat of arbitration shall be London.

8 Limitation of Liability

8.1 The total liability, whether in contract, in tort (including but not limited to negligence), breach of fiduciary duty, breach of statutory duty or otherwise, of a SLIP LEADER to all **Subscribing (Re)Insurers** on whose behalf it has acted, or is acting, under these **Arrangements** shall not exceed GBP 500,000 in respect of any one **SCAP Claim** (**Liability Cap**).

8.2 If the aggregate liability of a SLIP LEADER in respect of any one **SCAP Claim** would exceed the **Liability Cap**, the **Subscribing (Re)Insurers** shall each be entitled to be paid only a share of the **Liability Cap** calculated in proportion to the share of the (re)insurance underwritten by each **Subscribing (Re)Insurer** (excluding for the purposes of this clause any share underwritten by the SLIP LEADER).

8.3 A SLIP LEADER shall not be liable for loss of profits, loss of business, loss of use (in each case whether direct or indirect) or any other indirect, special, or consequential damages alleged to have been suffered by a **Subscribing (Re)Insurer** arising out of its breach of the terms of these **Arrangements**.

8.4 Notwithstanding clause 8.3 but subject always to clauses 8.1, 8.2 and 8.5, nothing in this clause 8 is intended to exclude the SLIP LEADER'S liability to the **Subscribing (Re)Insurers** in respect of damages payable by the **Subscribing (Re)Insurers** to the (re)insured, in addition to the Claim Amount, arising from the mishandling of a **SCAP Claim** by the SLIP LEADER, its agents or employees, where such mishandling gives rise to an actionable claim for damages against **Subscribing (Re)Insurers**.

8.5 Nothing in these **Arrangements** shall exclude, restrict or limit with respect to the handling of a **SCAP Claim** a SLIP LEADER's liability for: (1) fraud or fraudulent misrepresentation; (2) death or personal injury caused by its negligence or the negligence of its employees or agents; or (3) any matter in respect

of which it would be unlawful to exclude or restrict liability.

9 Choice of Law and Jurisdiction

Notwithstanding any other choice of law, express or implied in the contract of (re)insurance, the provisions of these **Arrangements** shall be construed and governed in accordance with the Laws of England and Wales and the **Subscribing (Re)Insurers** submit to the exclusive jurisdiction of the Courts of England and Wales.

10 Exclusions

10.1 The following types of business (and applicable risk codes for Lloyd's) are excluded from these **Arrangements**:

10.1.1 Binding Authorities;

10.1.2 Proportional & Quota Share Treaties.

10.2 The following forms of settlement are excluded from these Arrangements:

10.2.1 ex gratia payments of any kind;

10.2.2 commutation agreements.

Definitions

In these **Arrangements**, unless the context otherwise requires, the following words shall have the following meanings:

Claim Amount means:

- in relation to each **SCAP Claim**, the total amount claimed (after the application of any applicable deductible(s));or

- in relation to a circumstance, the total amount which, in the judgement of the SLIP LEADER, may be claimed (after the application of any applicable deductible(s)),

- by the (re)insured from all (re)insurers under the **Contract** including, but not limited to, any of their expenses or other sums that are recoverable from the (re)insurers under the **Contract** pursuant to the terms of the (re)insurance. The Claim Amount shall exclude any costs incurred by the (re)insurers arising out of, or in connection with the handling of a **SCAP Claim**.

Claims Information means the information contained within a notification or provided by the (re)insured or its agent in relation to a **SCAP Claim**. It also includes all information obtained by the SLIP LEADER or provided by any **Professional Adviser** employed by (re)insurers.

Contract means, for the purposes of these **Arrangements**, (re)insurance evidenced by (re)insurers subscribing to a single Market Reform Contract and where all (re)insurers participate on the same contractual terms and conditions (other than premium and brokerage).

Determination/Determine means all claims handling activities necessary (including the appointment and instruction of any **Professional Advisers**) in order to: (i) accept or deny a **SCAP Claim**, in whole or in part; (ii) agree any amount payable and (iii) resolve finally any open matter in respect of the **SCAP Claim** by agreement or, negotiation.

Dispute Resolution Proceedings means any litigation, arbitration, mediation, regulatory hearing (other than before an ombudsman) or other contested proceeding commenced by or against **Subscribing (Re)Insurers** in any jurisdiction.

LMA9150
01 February 2018

CLAIMS AGREEMENT PARTIES:

A. Claims falling within the scope of the (LMA9150) to be agreed by Slip Leader only on behalf of all (re)insurers subscribing (1) to this Contract on the same contractual terms (other than premium and brokerage) and (2) to these Arrangement.

For the purposes of calculating the Threshold Amount, the sterling rate on the date that a financial value of the claim is first established by the Slip Leader shall be used and the rate of exchange shall be the Bank of England spot rate for the purchase of sterling at the time of the deemed conversion.

B. For all other claims:

i) For Lloyd's syndicates:

The leading Lloyd's syndicate and, where required by the applicable Lloyd's Claims Scheme, the second Lloyd's syndicate.

The second Lloyd's Syndicate, unless designated here or elsewhere in the contract otherwise as appointed by default to whichever Lloyd’s syndicate has the largest signed line and, in the event of there being more than

one of those, whichever Lloyd's syndicate entered the contract on PPL the earliest of them.

....

ii) Those companies acting in accordance with the IUA claims agreement practices, excepting those that may have opted out via iii) below

iii) Those companies that have specifically elected to agree claims in respect of their own participation.

iv) All other subscribing insurers that are not party to the Lloyd's/IUA claims agreement practices, each in respect of their own participation.

v) Notwithstanding anything contained in the above to the contrary, any ex gratia payments to be agreed by each (re)insurer for their own participation.

CLAIMS ADMINISTRATION:

Willis Limited and (re)insurers agree that any claims hereunder (including any claims related costs/fees) will be notified and administered via the Electronic Claims File (ECF) with any payment(s) processed via CLASS, unless both parties agree to do otherwise.

Where claims or circumstances are not administered via ECF, notification, administration and payment(s) will be electronic.

Where a Lloyd's syndicate or IUA company is not an agreement party to the claim or circumstance (per CLAIMS AGREEMENT PARTIES A. above) they agree to accept correct ECF sequences for administrative purposes to ensure information is circulated to all subscribing parties.

Willis Limited are authorised to obtain translations of claims documents on behalf of insurers, with Insurers' associated costs being payable by Insurers as provided for under Expert(s) Fees Collection heading.

For Non Bureaux Insurers only

Claims settlement to be remitted to Willis Limited (unless otherwise specified within the contract) within 7 working days after agreement of claim by Slip Leader and submission of collection to market(s).

RULES AND EXTENT OF ANY OTHER DELEGATED CLAIMS AUTHORITY:

None

Where the Claims Agreement Parties hereunder have delegated authority to a third party, then all insurers will follow the settlements of the appointed third party.

EXPERT(S) FEES COLLECTION:

In respect of Expert(s) Fees payable by (re)insurers for services performed on their behalf, an appointed Service Provider to provide all collection and disbursement services on behalf of (re)insurers in conjunction with, whenever appropriate, Xchanging in respect of any bureau markets. In respect of Expert(s) Fees payable by (re)insurers for services performed on behalf of the (re)insured Willis Limited to collect fees.

SETTLEMENT DUE DATE:

30 August 2024

In the absence of a Settlement Due Date, a Premium Payment Warranty or a Premium Payment Clause which automatically cancels the contract if premium payment is not paid by a specified date, the Settlement Due Date will be calculated by granting 60 days (or 90 days in respect of reinsurance) from whichever is the later of either:

1) the inception date of the risk or

2) the date on which the final (Re)insurer agreement is obtained

In the event the details contained within the contract (MRC) differ from those shown in any electronic trading platform, it is understood and agreed that the contract (MRC) shall take precedence.

INSTALMENT PREMIUM PERIOD OF CREDIT:

Not applicable unless detailed here.

ADJUSTMENT PREMIUM PERIOD OF CREDIT:

Not applicable unless detailed here.

BUREAUX ARRANGEMENTS:

Premium Processing Clause

Where the premium is to be paid through Xchanging Ins-sure Services (XIS), payment to Insurers will be deemed to occur on the day that a delinked premium is released for settlement by the Appointed Broker or in the case of non-delinked premiums, on the day that the error-free Premium Advice Note (PAN) is submitted to XIS.

Where premiums are to be paid by instalments under the Deferred Account Scheme, and the Appointed Broker does not receive the premium in time to comply with the agreed settlement date for the second or subsequent instalment, the Appointed Broker, if electing to suspend the automatic debiting of the relevant deferred instalment, shall advise the Slip Leader in writing and instruct XIS accordingly. XIS shall then notify Insurers. Payment to any entity within the same group of companies as the Appointed Broker will be deemed to be payment to the Appointed Broker.

Nothing in this clause shall be construed to override the terms of any Premium Payment Warranty or Clause or any Termination or Cancellation provision contained in this contract. Furthermore, any amendment to the Settlement Due Date of a premium instalment as a result of the operation of this Premium Processing Clause shall not amend the date that such instalment is deemed to be due for the purposes of such Premium Payment Warranty or Clause or Termination or Cancellation provision unless Insurers expressly agree otherwise.

Appointed Broker : Willis Limited

LSW3003
14/12/09

Xchanging Ins-sure Services (XIS) are authorised to sign premium, de-linked or otherwise, from individual insureds, cedants, territories, insurers or class of business sections separately as and when received from Willis Limited.

In the event that any applicable premium payment warranty, clause or condition has a different due date to the settlement due date, XIS are hereby authorised to amend the settlement due date to match the premium payment warranty, clause or condition due date. This agreement shall be binding on all bureau insurers.

Insurers hereby agree that any premium payable in instalments under this contract will be processed as delinked additional premium entries other than when submitted under the Deferred Account Scheme.

Where any Settlement Due Date (SDD), Premium Payment Warranty (PPW) or Premium Payment Condition (PPC) due date falls on a weekend or public holiday, presentation to XIS or insurers hereon or release for settlement of a delinked premium as applicable on the next working day will be deemed to be in compliance with such SDD, PPW or PPC.

Where Premium Transfers have been completed any additional/return premiums due thereafter will be paid/deducted from the last Year of Account unless advised differently by (re)insurers.

Agreed to accept currency rate of exchange adjustments as presented to XIS bearing evidence of Insured payment / settlement.

For signing purposes XIS agree to accept netted down premiums (being both gross and net) as presented by Willis Limited.

All premium related transactions shall be settled in the same currency as indicated in this contract and all claims related transactions, including fees and expenses shall be paid in any appropriate currency as requested by the Insured, expert or adjuster, providing:

Where the currency(ies) is not a currency nominated by Lloyd's, IUA or XIS as a settlement currency, or where one or more XIS Underwriter does not transact business in a nominated XIS settlement currency or where all or part of the Lloyd's premium is to be settled in US Dollars (USD) for US or Canadian Trust Fund purposes, then all transactions will be converted into Pounds Sterling (GBP), US Dollars (USD) or Euro (EUR), as specified by Willis Limited, at the applicable rate of exchange which shall be determined by:

a) the date of receipt by Willis Limited for premiums
b) the date of payment to the client for claims and return premiums or as agreed by the Slip Leader.

XIS are authorised to:

- issue For Declaration Only (FDO) signings (to allow prompt policy signing and notification of claims via ECF, where necessary).

Insurers agree to allow delinked signings to be removed on Broker instruction only, subject to evidence that insurers have been advised by the Broker that it has been unable to collect the premium.

Tax Schedules and other documentation supporting premium calculation included within submissions to XIS are deemed informational documents only and do not form part of the contract nor require underwriter agreement.

For the purpose of policy production only references to “Slip Leader” and “Slip Leader only” herein are deemed to read “Insurers”.

NON-BUREAUX ARRANGEMENTS: Insurers agree to accept premium from individual insureds, cedants, territories or class of business sections separately as and when received from Willis Limited.

In the event that any applicable premium payment warranty, clause or condition has a different due date to the settlement due date, insurers hereby agree the settlement due date is amended to match the premium payment warranty, clause or condition due date. This agreement shall be binding on all non-bureau insurers.

Premium included in the next Statement of Account dispatched electronically after SDD shall be deemed to meet Premium Payment Terms. This does not supersede priority payments nor special payment terms nor specifically agreed payment and currency terms stated in this contract.

Notwithstanding anything to the contrary contained herein, premium due in respect of this contract that is available for settlement and presented to (re)insurers in a Technical Account (TA) ACORD message on or before the PPW, PPC or SDD date shall be deemed to satisfy said Premium Payment Terms. (Re)insurers are responsible for the Business Acceptance (BA) of each Technical Account (TA) to enable funds to be included within the next e-Accounting Financial Account (FA) ACORD message.

Agreed to accept currency rate of exchange adjustments as presented to insurers bearing evidence of Insured payment / settlement.

All premium related transactions shall be settled in the same currency as indicated in this contract and all claims related transactions, including fees and expenses shall be paid in any appropriate currency as requested by the Insured, expert or adjuster, providing:

Where the currency(ies) is not a currency nominated by insurers or Willis Limited as a settlement currency, then all transactions will be converted into Pounds Sterling (GBP), US Dollars (USD) or Euro (EUR), as specified by Willis Limited, at the applicable rate of exchange which shall be determined by:

a) the date of receipt by Willis Limited for premiums
b) the date of payment to the client for claims and return premiums or as agreed by the Slip Leader.

Settlements in respect of any Canadian interest will be converted, where necessary, into US Dollars (USD) or Canadian Dollars (CAD) for payment to insurers at the applicable rate of exchange determined by the date of premium receipt by Willis Limited.

5. FISCAL AND REGULATORY

TAX PAYABLE BY INSURER(S):	None.
COUNTRY OF ORIGIN:	United States of America
REGULATORY RISK LOCATION:	United States of America
OVERSEAS BROKER:	Willis Towers Watson Northeast, Inc. 75 Arlington Street, Floor 10, Boston, MA 02199 United States of America
SURPLUS LINES BROKER:	Willis Towers Watson Northeast, Inc. 75 Arlington Street, Floor 10, Boston, MA 02199 United States of America Surplus Lines License Number: 179022
US CLASSIFICATION:	US Surplus Lines
ALLOCATION OF PREMIUM TO CODING:	BB (Crime) – 99% 7T- 1% In the event the details contained within the contract (MRC) differ from those shown in any electronic trading platform, it is understood and agreed that the contract (MRC) shall take precedence.
REGULATORY CLIENT CLASSIFICATION:	Commercial - Large Risk

6. BROKER REMUNERATION AND DEDUCTIONS

FEE PAYABLE BY CLIENT?:	Yes
TOTAL BROKERAGE:	Nil
OTHER DEDUCTIONS FROM PREMIUM :	Nil

SECURITY DETAILS

REFERENCES

UMR (Unique Market Reference): B080113017P24

Date contract printed to PDF: 10:51 24 July 2024

SIGNED UNDERWRITERS

Chubb

Slip Leader

CHUBB CGM 2488

25%
Written

A	K	F	H	6	O	L	H	5	1	3	8			
A	K	F	T	6	O	L	H	5	1	3	8			

BB
BB
7T
7T

25%
Signed

14:14 18 July 2024
Lloyd's Underwriter Syndicate No. 2488 CGM, London, England
Emma Champion on behalf of Martin Borgquist
Bound

Line Conditions

Notice of claims to the broker is not deemed notice to underwriters for our participation only.

Chubb uses the personal information which your broker supplies to us for underwriting, policy administration, claims
management and other insurance purposes, as further described in our Master Privacy Policy, available at www.chubb.com.

Chubb European Group SE (CEG) is a subsidiary of a US parent and Chubb Limited, a NYSE listed company. Consequently
CEG is subject to certain US laws and regulations in addition to EU, UN and national restrictions which may prohibit it from
providing cover or paying claims to certain individuals or entities and from insuring certain types of activities related to certain
countries such as, but not limited to, Iran, Syria, North Korea, North Sudan, Crimea and Cuba.

Chubb European Group SE is responsible for EEA and UK premium taxes only

K2 Insurance International

Written 18.75%
Signed 18.75%

14.0625%
Written

P	0	0	0	6	9	5	2	2	4	A	A			

14.0625%
Signed

10:49 24 July 2024
K2 Financial Ltd B1894CONK2MROW24 (S1) 2024 - MKL3000 26.809%, MRS457 14.894%, RNR1458 21.277%, CNP4444 18.510%, CSL1084 18.510%. Premium/Claims settled with K2 Financial Ltd (FI.Premiums@k2insinternational.com KFIClaims@k2insinternational.com)
Ruth Reynolds
Bound

Line Conditions

Agreement Party for all Endorsements

2.34375%
Written

P	0	0	0	6	9	5	2	2	4	A	B			

2.34375%
Signed

10:49 24 July 2024
K2 Financial Ltd B131123165W24 2024 - Allied World Assurance Company (US) Inc (100%). Premium/ Claims to be settled directly with K2 Financial Ltd (FI.Premiums@k2insinternational.com FI.Claims@k2insinternational.com)
Ruth Reynolds
Bound

2.34375%
Written

P	0	0	0	6	9	5	2	2	4	A	C			

2.34375%
Signed

10:49 24 July 2024
K2 Financial Ltd B1311BW32590024 2024 - Fortegra Specialty Insurance Company (USA) (100%). Premium/Claims to be settled directly with K2 Financial Ltd notifications to FI.Premium@K2insinternational.com / FI.Claims@K2insinternational.com
Ruth Reynolds
Bound

Brit Insurance

BRT 2987

12.5%
Written

T	Q	4	1	1	Q	2	4	A	0	0	0			

7T, BB

12.5%
Signed

14:25 16 July 2024
Lloyd's Underwriter Syndicate No. 2987 BRIT, London, England
Lewis Webb
Bound

Line Conditions

Brit to be noted as an agreement party under Agreement Parties for Contract Changes, For Their Own Proportion Only under the Subscription Agreement

Arch

Arch | Insurance AAL 1955/2012

8.125%
Written

0	6	9	2	8	8	0	1	2	0	2	4			

8.125%
Signed

11:08 12 July 2024
Lloyd's Underwriter Syndicate No. AAL 2012 80% / ASL 1955 20%, London, England
Nick Allen
Bound

QBE European Company Operations

QBE 1886

13.125%
Written

13.125%
Signed

2	4	B	A	2	1	0	5	6	5	N	B				7T
2	4	B	A	2	1	0	5	6	5	N	A				BB

14:26 16 July 2024
Lloyd's Underwriter Syndicate No. 1886 QBE, London, England
Dominic Checketts
Bound

Line Conditions

QBE to be agreement party for contract changes and claims.

Talbot Underwriting Ltd

TAL 1183

10%
Written

10%
Signed

C	F	E	1	0	9	0	8	2	Q	2	4				BB
C	F	J	3	5	2	2	5	6	A	2	4				7T

16:40 15 July 2024
Lloyd's Underwriter Syndicate No. 1183 TAL, London, England
Sajid Matin on behalf of Ben Phillips
Bound

Markel International

MARKEL | LIRMA | XIS T3902

12.5%
Written

C	M	8	9	4	6	A	2	4	R	A	A				BB
C	M	8	9	4	6	B	2	4	R	A	A				7T

12.5%
Signed

08:02 15 July 2024
Markel International Ins Co Ltd, LIRMA T3902
Jamie Tomlin
Bound

SETTLEMENT INFORMATION

Terms of Settlement

Settlement Due Date:	30 August 2024
Instalment Premium Period of Credit:	0
Adjustment Premium Period of Credit:	0

Chubb

Non-Bureau Leader

Martin Borgquist

CHUBB

CODA Premier℠

Independent Directors Liability

Excess and Difference-In-Conditions Insurance Policy
Issued by

Chubb Bermuda Insurance Ltd.

This is a one-year policy.

Please read this policy carefully.
This is a claims first made policy. Defense costs
are included in the limit of liability.

Words and phrases that appear below in all capital letters have
the special meanings set forth in Clause 2 (Definitions).

This POLICY shall constitute the entire contract between the
INSUREDS, the COMPANY, and the INSURER.

PARENT COMPANY

Fidelity Fixed Income and Asset Allocation Funds

POLICY No.

10154-017-A

Producer

Willis (Bermuda) Limited

Signed at Hamilton, Bermuda
on the 5th day of March 2025 .

Executive Vice President

Authorised Representative

DECLARATIONS

Item I	POLICY Number:	**10154-017-A**
	PARENT COMPANY:	Fidelity Fixed Income and Asset Allocation Funds
	Principal Address:	C/O FMR LLC 88 Black Falcon Ave First Floor, East Side, Suite 167 Mailzone V7E Boston, MA 02210 U.S.A.

Item II POLICY PERIOD: From July 1, 2024 to July 1, 2025
12:01 a.m. Local Time at the address of the PARENT COMPANY stated above.

Item III A. Limit of Liability: $10,000,000
Aggregate Limit of Liability for all LOSS paid on behalf of all INSUREDS arising
from all CLAIMS first made during the POLICY YEAR.

B.	First Reinstated Limit of Liability:	$10,000,000 (in the aggregate)
C.	Second Reinstated Limit of Liability:	$10,000,000 (in the aggregate)
	Maximum Limit of Liability under III.A, III.B and III.C combined	$30,000,000

The limits of liability in Items III.A, III.B and III.C are separate and independent. Please refer to Clause 3 of this POLICY for the details on how the reinstatements operate.

Item IV PREMIUM: At inception of this POLICY YEAR

Gross Premium:	218,576.00
Commission:	0.00
Net Premium:	218,576.00

Item V NOTICE TO COMPANY:

Any notice to the COMPANY or, except in accordance with Clause 17 (Representation) of this POLICY, to the INSUREDS, shall be given or made to the individual listed above, if any, or otherwise to the individual designated in the APPLICATION, if any, or otherwise to the signer of the APPLICATION, and shall be given or made in accordance with Clause 16 (Notice) of this POLICY.

Item VI NOTICE TO INSURER:

Notice of CLAIMS:

Chubb Bermuda Insurance Ltd.
Chubb Building
17 Woodbourne Avenue
Hamilton HM 08 Bermuda
Attention: Claims Department

Fax: 441.292.2456
e-mail: bermudaclaimsnotices@chubb.com

All other notices:

Chubb Bermuda Insurance Ltd.
Chubb Building
17 Woodbourne Avenue
Hamilton HM 08 Bermuda
Attention: D&O Underwriting Department

Fax: 441.292.2514

ANY EMAIL NOTICE OF CLAIMS TO THE INSURER SHALL BE VALID ONLY IF SENT TO THE EMAIL ADDRESS LISTED ABOVE AND VERIFIED BY A RETURN RECEIPT FROM SUCH EMAIL ADDRESS. INFORMATION, INCLUDING THE APPLICATION, SUBMITTED TO THE INSURER WHICH IS NOT PROPERLY ADDRESSED TO THE CLAIMS DEPARTMENT SHALL NOT CONSTITUTE A VALID NOTICE OF CLAIM.

Item VII SCHEDULE OF UNDERLYING DIRECTORS AND OFFICERS INSURANCE:

Carrier	Policy Period	Limits	Attachment
Berkshire Hathaway Specialty Insurance Company *	07/01/2024 – 07/01/2025	10M	0
ACE American Insurance Company	07/01/2024 – 07/01/2025	10M	10M
National Union Fire Insurance Company of Pittsburgh, Pa	07/01/2024 – 07/01/2025	10M	20M
ICI Mutual Insurance Company	07/01/2024 – 07/01/2025	10M	30M
Allied World Assurance Company, AG.	07/01/2024 – 07/01/2025	10M	40M
QBE Insurance Group	07/01/2024 – 07/01/2025	10M	50M
Travelers Casualty and Surety Company of America	07/01/2024 – 07/01/2025	10M	60M
Continental Casualty Company	07/01/2024 – 07/01/2025	10M	70M
Starr Indemnity & Liability Company	07/01/2024 – 07/01/2025	10M	80M
Axis Insurance Company	07/01/2024 – 07/01/2025	5M	90M
Zurich American Insurance Company	07/01/2024 – 07/01/2025	5M	95M
Ironshore Indemnity Inc.	07/01/2024 – 07/01/2025	5M part of 50M	100M
London Markets	07/01/2024 – 07/01/2025	5M part of 50M	100M
Freedom Specialty Insurance Company	07/01/2024 – 07/01/2025	10M part of 50M	100M
Twin City Fire Insurance Company	07/01/2024 – 07/01/2025	10M part of 50M	100M
XL Specialty Insurance Company	07/01/2024 – 07/01/2025	5M part of 50M	100M
Houston Casualty Company	07/01/2024 – 07/01/2025	8M part of 50M	100M
Everest National Insurance Company	07/01/2024 – 07/01/2025	7M part of 50M	100M
Berkley Pro Insurance Company	07/01/2024 – 07/01/2025	5M part of 25M	150M
Twin City Fire Insurance Company	07/01/2024 – 07/01/2025	5M part of 25M	150M
Freedom Specialty Insurance Company	07/01/2024 – 07/01/2025	2.5M part of 25M	150M
Allianz Global Risks US Ins. Company	07/01/2024 – 07/01/2025	2.5M part of 25M	150M
Endurance American Ins. Company	07/01/2024 – 07/01/2025	2.5M part of 25M	150M
Old Republic Insurance Company	07/01/2024 – 07/01/2025	2.5M part of 25M	150M
Arch Bermuda Ltd	07/01/2024 – 07/01/2025	2.5M part of 25M	150M
Liberty Specialty Markets Agency Ltd.	07/01/2024 – 07/01/2025	2.5M part of 25M	150M

*Policy noted is the PRIMARY POLICY

Endorsements **1 to 2** are made part of this POLICY at Policy Issuance.

INDEPENDENT DIRECTORS LIABILITY INSURANCE

In consideration of the payment of the premium and in reliance on all statements made and information furnished by the COMPANY to the INSURER in the application, which is hereby made a part hereof, and subject to the foregoing Declarations and to all other terms of this POLICY, the COMPANY, the INSUREDS, and the INSURER agree as follows:

1. INSURING CLAUSE

(a) The INSURER shall pay on behalf of the INSUREDS or any of them, any and all LOSS that the INSUREDS pay by reason of any CLAIM or CLAIMS first made against the INSUREDS or any of them during the POLICY PERIOD, for any WRONGFUL ACTS that are actually or allegedly caused, committed, or attempted prior to the end of the POLICY PERIOD by the INSUREDS; provided the INSURER shall be liable for any portion of such LOSS only if and to the extent such LOSS is not paid under the UNDERLYING INSURANCE by reason of one or more of the following:

1. the insurer(s) of the UNDERLYING INSURANCE:

    i. refuses in writing to indemnify the INSUREDS; or

    ii. fails to indemnify the INSUREDS within sixty (60) days after a written request by or on behalf of the INSUREDS for such indemnification; or

    iii. is financially unable to indemnify the INSUREDS by reason of the insurer(s) being subject to a receivership, liquidation, bankruptcy, dissolution, rehabilitation or similar proceeding; or

    iv. rescinds the UNDERLYING INSURANCE or refuses to indemnify the INSUREDS while attempting to rescind the UNDERLYING INSURANCE; or

2. according to the terms and conditions of the UNDERLYING INSURANCE, the insurer(s) of the UNDERLYING INSURANCE is not liable for such portion of the LOSS; or

3. the limit(s) of liability or any applicable sublimit(s) of liability of the UNDERLYING INSURANCE has been exhausted or reduced by reason of the insurers of the UNDERLYING INSURANCE and/or the INSUREDS paying losses thereunder; or

4. a liquidation or reorganization proceeding is commenced by or against the COMPANY pursuant to the U.S. Bankruptcy Code, as amended, or any similar federal, state, foreign or common law (“Code”) and as a result of such proceeding the insurer(s) of the UNDERLYING INSURANCE refuses to indemnify the INSUREDS solely because the proceeds of any

UNDERLYING INSURANCE are subject to the automatic stay or similar payment prohibition under the Code.

(b) In the event any UNDERLYING INSURANCE affords broader coverage for an INSURED than is afforded under this POLICY, then,

this POLICY is amended to follow and be subject to the terms and conditions of such UNDERLYING INSURANCE only in respect of and to the extent of such broader coverage for the INSURED, provided the INSURER shall not cover the COMPANY with respect to any claims made against the COMPANY or for any amounts the COMPANY pays to indemnify, or pays on behalf of, the INSUREDS.

2. DEFINITIONS

(a) "CLAIM" shall mean:

1. any written demand or any civil or criminal judicial, administrative, regulatory or arbitration proceeding or investigation against any INSURED for a WRONGFUL ACT, including any appeal therefrom;

2. any official request for EXTRADITION of any INSURED or the execution of a warrant for the arrest of any INSURED where such execution is an element of EXTRADITION:

3. any written demand that the INSURED toll or waive a statute of limitations with respect to a potential or threatened claim against the INSURED for a WRONGFUL ACT;

4. written notice to the INSURER by the INSUREDS and/or the COMPANY during the POLICY PERIOD describing circumstances that may reasonably be expected to give rise to a CLAIM described in subpart (a)(1) above being made against the INSUREDS; or

5. any formal or informal request, demand, inquiry or subpoena by a regulatory, administrative, governmental or similar authority to interview or depose an INSURED or for the production of documents by an INSURED, in his or her capacity as such or solely by reason of his or her status as such, regardless whether such INSURED is alleged to have committed a WRONGFUL ACT.

Multiple demands, suits, investigations or proceedings arising out of the same WRONGFUL ACT shall be deemed to be a single CLAIM, which shall be treated as a CLAIM first made during the POLICY YEAR in which the first of such multiple demands, suits, investigations or proceedings is made against any INSURED or in which notice of circumstances relating thereto is first given in accordance with subpart (b) of Clause 14 (Loss Provisions) below, whichever occurs first, regardless whether such INSURED is alleged to have committed a WRONGFUL ACT.

(b) "COMPANY" shall mean:

1. the PARENT COMPANY;

2. any company that prior to the starting date of the POLICY PERIOD merged into or consolidated with the PARENT COMPANY and was not the surviving entity;

3. any SUBSIDIARY of either such company;

4. if covered in accordance with subpart (a) of Clause 21 (Acquisition, Creation or Disposition of a Subsidiary) below, any other subsidiary;

5. any foundation, charitable trust or political action committee controlled or exclusively sponsored by one or more organizations described in (1) through (4) above; and

6. any organization described in (1) through (5) above as a debtor in possession under United States bankruptcy law or an equivalent status under the law of any other country.

(c) "DEFENSE COSTS" shall mean that portion of LOSS consisting of reasonable costs, charges, fees (including but not limited to attorneys' fees and experts' fees) and expenses incurred in the defense or investigation of a CLAIM, including any affirmative actions by the INSURED undertaken as a reasonable part of the overall defense strategy, and the premium for appeal, attachment or similar bonds, including without limitation reasonable fees and expenses incurred by the INSUREDS at the INSURER's request to assist the INSURER in investigating the CLAIM or costs assessed against the INSUREDS in the CLAIM;

the reasonable costs, charges, fees and expenses (including the premium or origination fee for a loan or bond) incurred by an INSURED solely to facilitate the return of amounts required to be repaid by such persons pursuant to Section 304(a) of the Sarbanes-Oxley Act of 2002 or Section 954 of the Dodd- Frank Wall Street Reform and Consumer Protection Act of 2010. Such amounts do not include the payment, return, reimbursement, disgorgement or restitution of any such amounts requested or required to be repaid by such persons pursuant to Section 304(a) or Section 954.

DEFENSE COSTS shall include all reasonable fees and expenses of defense counsel selected by the INSUREDS in accordance with the usual hourly rates and expense reimbursement paid by the COMPANY to their customary outside counsel for legal services on behalf of the INSUREDS.

It is understood and agreed that INSUREDS shall be entitled to separate counsel in the event of any potential or actual conflict of interest among the INSUREDS.

However, in no event shall DEFENSE COSTS include wages, salaries, fees, benefits or office expenses of INSUREDS or employees of the COMPANY.

(d) "DOMESTIC PARTNER" shall mean any natural person qualifying as a domestic partner under the provisions of any applicable federal, state or local law or under the provisions of any formal program established by the COMPANY.

(e) "EXTRADITION" means any formal process by which an INSURED located in any country is or is sought to be surrendered to any other country for trial or otherwise to answer any criminal accusation.

(f) "INDEPENDENT DIRECTORS" shall mean one or more past, present or future directors or MANAGERS of the COMPANY who are not and have never been an employee of any COMPANY or of FMR LLC.

(g) "INSUREDS" shall mean one or more of the following:

1. all persons who were, now are, or shall be duly elected or appointed INDEPENDENT DIRECTORS of the COMPANY;

2. all INDEPENDENT DIRECTORS who were, now are, or shall be serving as directors, officers, trustees, governors, partners or the equivalent thereof for any OUTSIDE ENTITY if:

   i. such activity is part of their duties regularly assigned by the COMPANY,

   ii. such activity is at the written direction or request of the COMPANY, or

   iii. they are a member of a class of persons so directed to serve by the COMPANY; or

3. the estates, heirs, legal representatives or assigns of deceased INSUREDS and the legal representatives or assigns of INSUREDS in the event of their incompetency, insolvency or bankruptcy.

4. supervisory board or advisory board members who are not and have never been an employee of any COMPANY or of FMR LLC.

(h) "LOSS" shall mean any and all amounts that the INSUREDS are legally obligated to pay by reason of a CLAIM made against the INSUREDS, and shall include but not be limited to compensatory, exemplary, punitive and multiple damages, judgments, settlements, pre-judgment and post-judgment interest, and DEFENSE COSTS. However, LOSS shall not include the following:

1. taxes, other than (i) taxes imposed upon a COMPANY for which the INSUREDS are legally liable solely by reason of the COMPANY's

insolvency, or (ii) taxes imposed upon an INSURED solely by reason of the INSURER's payment of LOSS incurred by such INSURED,

2. Fines or penalties imposed by law, other than (i) punitive, exemplary or multiple damages, or (ii) civil penalties assessed against and INSURED for a violation of any federal, state, local or foreign law (including without limitation Section 2(g)(2)(B) of the Foreign Corrupt Practices Act, 15 U.S.C. §78dd-2(g)(2)(B)), or (iii) civil penalties assessed against and INSURED pursuant to Section 11(1)(a) of the United Kingdom Bribery Act of 2010, Chapter 23, if such violation is neither intentional or willful, or (iv) any fines or penalties attributable to negligence or where insurable by law, or

3. matters that are uninsurable under the law pursuant to which this POLICY shall be construed, it being understood and agreed that enforceability of this paragraph shall be governed by such applicable law that most favors the insurability of such LOSS, including but not limited to:

   a) Where those damages or LOSS were awarded or imposed; or

   b) Where the alleged WRONGFUL ACT occurred; or

   c) Where the COMPANY is domiciled or has its principal place of business; or

   d) Where the INSURER is domiciled or has its principal place of business; or

   e) Where the CLAIM is filed;

provided the INSURER shall not assert that any LOSS incurred by an INSURED is uninsurable due to contractual liability or the INSURED's actual or alleged violation of Section 11, 12 or 15 of the Securities Act of 1933, or Section 48 of the Investment Company Act of 1940 as amended;

and further provided the foregoing exclusions 1 through 3 shall not apply to DEFENSE COSTS.

(i) "MANAGERS" shall mean any one or more natural persons who were, now are or shall become:

1. a manager, member of the board of managers, supervisory board member or functionally equivalent or comparable executive of a COMPANY that is a limited liability company; or

2. a general partner, managing partner or functionally equivalent or comparable executive of a COMPANY that is a partnership;

including without limitation any such natural person serving in a management position in such limited liability company or partnership in accordance with such organization's operating agreement or partnership agreement.

(j) "OUTSIDE ENTITY" shall mean any not-for-profit or for-profit organization.

(k) "PARENT COMPANY" shall mean the organization first named in Item I of the Declarations.

(l) "POLICY" shall mean this insurance policy, including the application, the Declarations, and any endorsements hereto issued by the INSURER.

(m) "POLICY PERIOD" shall mean the period of time stated in Item II of the Declarations, as may be extended in accordance with Clause 7 (Automatic Extension) below. If this POLICY is cancelled in accordance with subpart (b) of Clause 8 (Cancellation) below, the POLICY PERIOD shall end upon the effective date of such cancellation.

(n) "POLICY YEAR" shall mean a period of one year, within the POLICY PERIOD, commencing each year on the day and hour first named in Item II of the Declarations, or if the time between the inception date, or any anniversary date and the termination date of this POLICY is less than one year, then such lesser period.

(o) "PRIOR CODA POLICY" shall mean a prior policy issued by Corporate Officers & Directors Assurance, Ltd. of which this POLICY is a direct or indirect renewal or replacement.

(p) "SUBSIDIARY" shall mean any corporation, limited liability company or partnership if, as of the earlier of the inception of this POLICY or any PRIOR CODA POLICY, the PARENT COMPANY and/or one or more other SUBSIDIARIES, directly or indirectly, in any combination, has the right, pursuant to ownership of securities, a written contract, by-laws, charter, operating agreement, partnership agreement, or similar document of such organization, to elect, appoint or designate a majority of the directors, MANAGERS or functionally equivalent or comparable executives of such organization, provided however such a partnership shall be a SUBSIDIARY only if such partnership is specifically included as a SUBSIDIARY by an endorsement to this POLICY and such partnership agrees to indemnify its INSUREDS to the fullest extent permitted by law.

(q) "UNDERLYING INSURANCE" shall mean the directors and officers liability insurance policies scheduled in Item VII of the Declarations, and solely with respect to coverage under this POLICY which is subject to the INDEPENDENT DIRECTOR LIMIT OF LIABILITY in Item III.B or the OFFICER LIMIT OF LIABILITY in Item III.C of the Declarations, all other insurance policies specifically excess of this POLICY.

(r) “WRONGFUL ACT” shall mean (i) any actual or alleged error, misstatement, misleading statement or act, omission, neglect, or breach of duty (or aiding or abetting any breach of duty) by the INSUREDS while acting, individually or collectively, in their capacities as INSUREDS,; (ii) any other matter claimed against them by reason of their serving in such capacities or by reason of their status as such, provided this subparagraph (ii) shall not apply with respect to any INSUREDS of a COMPANY that is a partnership (iii) any other matter claimed against them solely by reason of their status as such.

All such errors, misstatements, misleading statements or acts, omissions, neglects or breaches of duty (or aiding or abetting any breach of duty) actually or allegedly caused, committed, or attempted by or claimed against one or more of the INSUREDS arising out of or relating to the same or series of related facts, circumstances, situations, transactions or events shall be deemed to be a single WRONGFUL ACT.

3. EXCLUSIONS

The INSURER shall not be liable to make any payment for LOSS in connection with that portion of any CLAIM made against the INSUREDS:

(a) for which the COMPANY or, with respect to INSUREDS described in Clause 2(g)(2) above, the OUTSIDE ENTITY actually pays or indemnifies or is required or permitted to pay on behalf of or to indemnify the INSUREDS pursuant to the charter or other similar formative document or by-laws or written agreements of the COMPANY or the OUTSIDE ENTITY duly effective under applicable law, that determines and defines such rights of indemnity; provided, however, this exclusion shall not apply if

1. the COMPANY and the OUTSIDE ENTITY fail or refuse within sixty (60) days after the INSUREDS’ request to indemnify or advance DEFENSE COSTS or other LOSS as required or permitted, or are financially unable to indemnify;

It is agreed that any fact pertaining to or knowledge or intent of any INSURED shall not be imputed to any other INSURED for the purpose of determining the application of the Exclusions.

4. LIMITS OF LIABILITY

(a) Except as stated in subparagraph (b) below, the LIMIT OF LIABILITY in Item III.A of the Declarations is the maximum aggregate liability of the INSURER under this POLICY for all covered LOSS arising from all CLAIMS first made during each POLICY YEAR, regardless of the time of payment of LOSS by the INSURER or the number of CLAIMS.

(b) If the LIMIT OF LIABILITY in Item III.A of the Declarations is exhausted by reason of payment by the INSURER of LOSS hereunder, then this POLICY will afford coverage for any additional covered LOSS incurred by the INDEPENDENT DIRECTORS, provided such additional coverage: (i) shall be excess of all other insurance specifically excess of this POLICY, subject to the difference-in-conditions provisions in subparagraphs 1 through 4 of Clause I (a) of this POLICY, (ii) shall be subject to the INDEPENDENT DIRECTOR LIMIT OF LIABILITY in Item III.B which shall be the maximum aggregate additional liability of the INSURER under this POLICY for all covered LOSS incurred by INDEPENDENT DIRECTORS, respectively arising from all CLAIMS first made during each POLICY YEAR, regardless of the time of payment of such LOSS by the INSURER or the number of CLAIMS, and (iii) shall be subject to all other terms and conditions of this POLICY.

(c) If the amount of covered LOSS which is otherwise due and owing by the INSURER under this POLICY is subject to both the then-remaining LIMIT OF LIABILITY in Item III.A of the Declarations and the INDEPENDENT DIRECTOR LIMIT OF LIABILITY in Item III.B and if such LOSS is incurred by both INDEPENDENT DIRECTORS, then such LOSS shall be allocated to and paid by the INSURER under the respective LIMITS OF LIABILITY in whatever portions will maximize the total amount of such LOSS being paid under this POLICY.

(d) If covered LOSS which is otherwise due and owing by the INSURER under this POLICY is also due and owing under a retired director liability policy, then such LOSS shall be allocated to and paid by the INSURER and/or its affiliate under the respective Policy in whatever portions will maximize the total amount of such LOSS being paid under the two Policies, combined.

(e) In the event the Limit of Liability of this POLICY is exhausted, this POLICY's Limit of Liability shall be reinstated in the amount set forth in Item III of the Declarations, FIRST REINSTATED LIMIT OF LIABILITY. Such FIRST REINSTATED LIMIT OF LIABILITY shall not apply to any CLAIM for which there has been any payment of LOSS under the Limit of Liability of this POLICY or any other CLAIM based upon, arising out of or related in any way to such CLAIM, and such FIRST REINSTATED LIMIT OF LIABILITY shall be excess of amounts payable under all other insurance policies that are specifically excess of this POLICY and all UNDERLYING INSURANCE providing a similar reinstated limit of liability.

(f) In the event the FIRST REINSTATED LIMIT OF LIABILITY of this POLICY is exhausted, this POLICY's Limit of Liability shall be reinstated a second time in the amount set forth in Item III of the Declarations, SECOND REINSTATED LIMIT OF LIABILITY. Such SECOND REINSTATED LIMIT OF LIABILITY shall not apply to any CLAIM for which there has been any payment of LOSS under the Limit of Liability of this POLICY or the FIRST REINSTATED LIMIT OF LIABILITY of this POLICY or any other CLAIM based upon, arising out of

or related in any way to such CLAIMS, and such SECOND REINSTATED LIMIT OF LIABILITY of this POLICY shall be excess of amounts payable under all other insurance policies that are specifically excess of this POLICY and all UNDERLYING INSURANCE providing a similar reinstated limit of liability.

(g) Upon exhaustion of the Limit of Liability and, if applicable, the FIRST REINSTATED LIMIT OF LIABILITY, SECOND REINSTATED LIMIT OF LIABILITY, CODA Access Fund, Public Relations Fund and/or Enforcement Fund, for the POLICY YEAR by reason of payment of LOSS by the INSURER, the INSURER shall have no further obligations or liabilities under this POLICY with respect to such applicable limit (or sublimit) of liability for the POLICY YEAR.

(h) With respect to exhaustion for purposes of the FIRST REINSTATED LIMIT OF LIABILITY and the SECOND REINSTATED LIMIT OF LIABILITY, the limits of liability under any UNDERLYING INSURANCE and any insurance policies excess of this POLICY shall be reduced or exhausted by payments by an insurer, an INSURED and/or a third party;

(i) DEFENSE COSTS shall be part of and not in addition to the Limit of Liability and, if applicable, the FIRST REINSTATED LIMIT OF LIABILITY, SECOND REINSTATED LIMIT OF LIABILITY, CODA Access Fund, Public Relations Fund and/or Enforcement Fund, as stated in Items III and IV of the Declarations, and payment by the INSURER of DEFENSE COSTS shall reduce such applicable limit of liability for the POLICY YEAR.

(j) Multiple demands, suits or proceedings arising out of the same WRONGFUL ACT shall be deemed to be a single CLAIM, which shall be treated as a CLAIM first made during the POLICY YEAR in which the first of such multiple demands, suits or proceedings is made against any INSURED or in which notice of circumstances relating thereto is first given in accordance with Clause 13(b) (INSUREDS' Reporting Duties) below, whichever occurs first.

5. ARBITRATION

(a) Any dispute, controversy or claim arising out of or relating to this POLICY or the breach, termination or invalidity thereof shall be finally and fully determined in an arbitration proceeding under the provisions of the English Arbitration Acts of 1950, 1975, 1979 and 1996, and/or any statutory modifications or amendments thereto, for the time being in force, by a Board composed of three arbitrators to be selected for each controversy as follows:

Any party may, in the event of a dispute, controversy or claim, notify the other party or parties to such dispute, controversy or claim of its desire to arbitrate the matter, and at the time of such notification the party desiring arbitration shall notify the other party or parties of the name of the arbitrator selected by it.

The other party who has been so notified shall within thirty (30) calendar days thereafter select an arbitrator and notify the party desiring arbitration of the name of such second arbitrator. If the party notified of a desire for arbitration shall fail or refuse to nominate the second arbitrator within thirty (30) calendar days following the receipt of such notification, the party who first served notice of a desire to arbitrate will, within an additional period of thirty (30) calendar days, apply to a judge of the High Court of Justice of England and Wales for the appointment of a second arbitrator and in such a case the arbitrator appointed by such a judge shall be deemed to have been nominated by the party or parties who failed to select the second arbitrator. The two arbitrators, chosen as above provided, shall within thirty (30) calendar days after the appointment of the second arbitrator choose a third arbitrator. In the event of the failure of the first two arbitrators to agree on a third arbitrator within said thirty (30) calendar day period, either of the parties may within a period of thirty (30) calendar days thereafter, after notice to the other party or parties, apply to a judge of the High Court of Justice of England and Wales for the appointment of a third arbitrator and in such case the person so appointed shall be deemed and shall act as a third arbitrator. Upon acceptance of the appointment by said third arbitrator, the Board of Arbitration for the controversy in question shall then be deemed fixed. All claims, demands, denials of claims and notices pursuant to this Clause 5 shall be given in accordance with Clause 16 below.

(b) The arbitration hearing shall be located, at the election of the INSURED parties, in London, England; Bermuda; Toronto, Canada; or Vancouver, British Columbia, Canada. The Board of Arbitration shall fix, by a notice in writing to the parties involved, a reasonable time and place for the hearing and may prescribe reasonable rules and regulations governing the course and conduct of the arbitration proceeding, including, without limitation, discovery by the parties.

(c) This POLICY, and any dispute, controversy or claim arising out of or relating to this POLICY, shall be governed by and construed and enforced in accordance with such applicable law that most favors coverage for such LOSS as described in the definition of LOSS, except insofar as such laws: (i) may prohibit payment hereunder in respect of punitive, exemplary or multiple damages; (ii) pertain to the procurement, issuance, delivery, renewal, nonrenewal or cancellation of policies of insurance or the regulation under the insurance laws of the state law applicable to the PRIMARY POLICY, or regulations issued by the Insurance Department of the state whose law is applicable to the PRIMARY POLICY pursuant thereto, applying to insurers doing insurance business within such state or as respects risks or insureds situated in such state; or (iii) are inconsistent with any provisions of this POLICY.

(d) The Board of Arbitration shall, within ninety (90) calendar days following the conclusion of the hearing, render its decision on the matter or matters in controversy in writing and shall cause a copy thereof to be served on all the parties thereto. In case the Board of Arbitration fails to reach a unanimous decision, the decision of the majority of the members of said Board shall be

deemed to be the decision of the Board and the same shall be final and binding on the parties thereto. Such decision shall be a complete defense to any attempted appeal or litigation of such decision in the absence of fraud or collusion. Without limiting the foregoing, the parties waive any right to appeal, and/or seek collateral review of the decision of the Board of Arbitration by any court or other body to the fullest extent permitted by applicable law.

(e) In the event that the INSUREDS prevail in the arbitration proceeding, then the INSURER shall pay to such INSUREDS the attorneys' fees, expert fees and other out of pocket costs and expenses reasonably incurred by such INSUREDS in the arbitration proceeding and shall pay the fees and expenses of the Board of Arbitration, such payments to be in addition to and not part of any applicable LIMIT OF LIABILITY under this POLICY. In the event the INSURER prevails in the arbitration proceeding, then such fees and expenses of the INSURER and the Board of Arbitration shall be paid as may be ordered by the Board of Arbitration within its sole discretion.

6. ASSISTANCE, COOPERATION AND CONSENT

The INSUREDS shall provide to the INSURER all information, assistance and cooperation which the INSURER may reasonably request. In the event of a CLAIM, the INSUREDS shall do nothing intentional that materially prejudices the INSURER'S position or its potential or actual rights of recovery with respect to such CLAIM.

Notwithstanding the foregoing, it is understood and agreed that nothing in this CLAUSE shall constitute a waiver of any INSUREDS attorney-client privilege or other applicable privilege or protection.

The INSURER has no duty to defend any CLAIM and shall not be called upon to assume charge of the investigation, settlement or defense of any CLAIM. However, the INSURER shall have the right, but not the duty, and shall be given the opportunity if requested by the INSUREDS to fully and effectively associate with the INSUREDS regarding the control, investigation, defense, negotiation of settlement and settlement of any CLAIM, except for a CLAIM that is described in paragraph (4) of such definition, that is reasonably likely to be covered in whole or in part by, or that is reasonably likely to cause liability to attach under, this POLICY.

The INSUREDS shall not offer to settle or settle, assume any obligation, admit any liability or stipulate to any judgment with respect to any CLAIM that is reasonably likely to be covered in whole or in part by, or that may cause liability to attach under, this POLICY without the INSURER'S prior written consent, which shall not be unreasonably withheld or delayed. The INSURER shall not be liable for or as a result of any such offer to settle, settlement, assumed obligation, admission of liability or stipulated judgment to which it has not given its prior written consent.

The failure of the COMPANY to assist and cooperate with the INSURER, and the failure of any INSURED to comply with his or her obligations under this Clause, shall not impair the rights of any other INSURED under this POLICY.

The INSURER shall fulfill its obligations in accordance with the terms and conditions of this POLICY notwithstanding the issuance of any UNDERLYING INSURANCE by another member of the ACE Group.

7. RENEWAL

Except in the event this POLICY is cancelled in whole or in part in accordance with Clause 8 (Cancellation) below, on each expiration date of this POLICY, upon submission of the renewal application and payment of the premium, this POLICY shall be renewed to a date one year beyond its previously stated expiration date, unless written notice is given by the INSURER to the COMPANY, or by the COMPANY to the INSURER, that such POLICY extension is not desired. Such written notice must be given at least thirty (30) days prior to the expiration date of this POLICY.

The premium charged on renewal of this POLICY shall be determined by the rating plan and by-laws of the INSURER in force at such expiration date. If during any POLICY YEAR the INSURER announces amendments to this standard policy form which are generally applicable to all similar policies issued by the INSURER, such amendments shall be applicable to this POLICY as of the next renewal of this POLICY.

8. CANCELLATION

This POLICY shall not be subject to cancellation except as follows:

(a) In the event during the POLICY PERIOD:

1. the PARENT COMPANY shall merge into or consolidate with another organization in which the PARENT COMPANY is not the surviving entity, or

2. any person or entity or group of persons and/or entities acting in concert shall acquire securities or voting rights which results in ownership or voting control by such person or entity or group of persons or entities of more than 50% of the outstanding securities representing the present right to vote for election of directors or MANAGERS of the PARENT COMPANY,

this POLICY shall remain in force until the later of:

i. any subsequent date to which the INSURER may agree by endorsement, or

ii. termination of the POLICY PERIOD,

but only with respect to CLAIMS for WRONGFUL ACTS actually or allegedly taking place before the effective date of said merger, consolidation or acquisition. If the POLICY remains in force beyond the period of time stated in Item II of the Declarations by reason of this Clause 8(a), the LIMIT OF LIABILITY for such extension is part of and not in addition to the LIMIT OF LIABILITY applicable to the immediately preceding POLICY YEAR. All premiums paid or due at the time of said merger, consolidation or acquisition shall be fully earned and in no respect refundable.

(b) This POLICY may be cancelled by the INSURER for nonpayment of premium by sending notice, in accordance with Clause 16 (Notice) below, to the PARENT COMPANY stating when, not less than ten (10) days thereafter, the cancellation shall be effective. The effective date of cancellation stated in the notice shall become the end of the POLICY PERIOD. All premiums paid or due for this POLICY shall be fully earned at the time of said end of the POLICY PERIOD.

9. CHANGES AND ASSIGNMENTS

The terms and conditions of this POLICY shall not be waived or changed, nor shall an assignment of interest under this POLICY be binding, except by an endorsement to this POLICY issued by the INSURER.

10. ADVANCEMENT OF DEFENSE COSTS

Except in those instances when the INSURER has denied liability for the CLAIM if the COMPANY fails or refuses as provided in Clause 3(a)(1) or is financially unable to advance DEFENSE COSTS, and if the insurer(s) of the UNDERLYING INSURANCE fails or refuses or is unable to advance such costs as provided in Clause 1(a) above, the INSURER shall, upon request and if properly itemized and detailed invoices accompany the request, advance on behalf of the INSUREDS, or any of them, such DEFENSE COSTS pursuant to applicable law on a current basis, but no later than ninety (90) days after the receipt by the INSURER of such properly itemized and detailed DEFENSE COSTS invoices. In the event that the INSURER so advances DEFENSE COSTS and it is finally established in the underlying action that the INSURER has no liability hereunder for such DEFENSE COSTS, the INSUREDS on whose behalf such advances have been made and the COMPANY, to the full extent legally permitted, agree to repay to the INSURER, severally according to their respective interests, all such advanced DEFENSE COSTS.

11. CURRENCY

All premium, limits, retentions, LOSS and other amounts under this POLICY are expressed and payable in the currency of the United States of America.

12. HEADINGS

The descriptions in the headings and sub-headings of this POLICY are inserted solely for convenience and do not constitute any part of the terms or conditions hereof.

13. INSUREDS' REPORTING DUTIES

The INSUREDS and/or the COMPANY shall give written notice to the INSURER of any of the following as soon as practicable after a Vice President in the Fidelity Insurance and Risk Management Department first learns thereof:

(a) any CLAIM described in subpart (a)(1) or (2) of Clause 2 (Definitions) above, which notice shall include the nature of the WRONGFUL ACT, the alleged injury, the names of the claimants, and the manner in which the INSUREDS or COMPANY first became aware of the CLAIM; or

(b) any event described in subpart (a) of Clause 8 (Cancellation) above.

If the INSUREDS and/or the COMPANY fail to provide notice of a CLAIM to the INSURER as specified above, the INSURER shall not be entitled to deny coverage for the CLAIM based solely upon late notice unless the INSURER can demonstrate its interests were materially prejudiced by reason of such late notice.

The INSUREDS and the COMPANY shall cooperate with the INSURER and give such additional information as the INSURER may reasonably require.

The failure of any INSURED to comply with this Clause shall not impair the rights of any other INSURED under this POLICY.

14. LOSS PROVISIONS

(a) The time when a CLAIM shall be made for purposes of determining the application of Clause 1 (Insuring Clause) above shall be the date on which the CLAIM is first made against the INSURED.

(b) If during the POLICY PERIOD for this POLICY or any PRIOR CODA POLICY or during the Discovery Period (if elected pursuant to Clause 22 below), the INSUREDS or the COMPANY shall become aware of any circumstances that may reasonably be expected to give rise to a CLAIM being made against the INSUREDS and if the INSUREDS or the COMPANY shall give written notice to the INSURER of the circumstances and the reasons for anticipating a CLAIM, with particulars as to dates and persons involved, then any CLAIM that is subsequently made against the INSUREDS arising out of such circumstances shall be treated as a CLAIM made when the INSUREDS or the COMPANY first gave such notice to the INSURER or to the insurer of any prior similar policy, whichever is earlier.

(c) The COMPANY and the INSUREDS shall give the INSURER such information and cooperation as it may reasonably require and as shall be in the COMPANY'S and the INSUREDS' power, however, the failure of the COMPANY or the INSUREDS to comply with his or her obligations under this Clause shall not impair the rights of any other INSURED under this POLICY.

15. OTHER INSURANCE

If other valid and collectible insurance with any other insurer, whether such insurance is issued before, concurrent with, or after inception of this POLICY, is available to the INSUREDS covering a CLAIM also covered by this POLICY, other than the UNDERLYING INSURANCE and, insurance that is issued specifically as insurance in excess of the insurance afforded by this POLICY, or personal umbrella policy or personal directorship liability policy purchased by an INSURED, this POLICY shall be in excess of and shall not contribute with such other insurance. Without limiting the foregoing, this POLICY is specifically excess of and shall not contribute with any insurance which is maintained by an OUTSIDE ENTITY and available to an INSURED. This Clause 15 will not delay the INSURER's duty to pay or advance LOSS covered under the POLICY. Except as allowed by subpart (b) of Clause I (Insuring Clause), nothing herein shall be construed to make this POLICY subject to the terms of other insurance.

16. NOTICE

All notices under any provision of this POLICY shall be given and shall be effective as provided in the underlying Primary Policy, provided that any notice to the INSURER shall be addressed as stated in Item VI of the Declarations.

17. REPRESENTATION

By acceptance of this POLICY, the PARENT COMPANY agrees to represent the INSUREDS with respect to all matters under this POLICY, including, but not limited to, the giving and receiving of notice of CLAIM or cancellation or desire not to extend the POLICY or election of the Discovery Period, the payment of premiums, the receiving of LOSS payments and any return premiums that may become due under this POLICY, the requesting, receiving, and acceptance of any endorsement to this POLICY, and the submission of a dispute to arbitration.

The INSUREDS agree that the PARENT COMPANY shall represent them but, for purposes of the investigation, defense, settlement, or appeal of any CLAIM, all similarly situated INSUREDS who are named as defendants in the CLAIM may, upon notice to the INSURER, replace the PARENT COMPANY with another agent to represent them with respect to the CLAIM, including giving and receiving of notice of CLAIM and other correspondence, the receiving of LOSS payments, and the submission of a dispute to arbitration.

18. SEVERABILITY

(a) The application for coverage shall be construed as a separate application for coverage by each INSURED. With respect to the declarations and statements contained in such application for coverage, no statement in the application or knowledge possessed by any one INSURED shall be imputed to any other INSURED for the purpose of determining the availability of coverage with respect to CLAIMS made against any other INSURED.

The acts, omissions, knowledge, or warranties of any INSURED shall not be imputed to any other INSURED with respect to the coverages applicable under this POLICY.

(b) This POLICY shall not be rescinded or voided by the INSURER in whole or in part for any reason.

(c) In the event that any provision of this POLICY shall be declared or deemed to be invalid or unenforceable under any applicable law, such invalidity or unenforceability shall not affect the validity or enforceability of the remaining portion of this POLICY.

19. SPOUSAL LIABILITY

If a CLAIM against an INSURED includes a claim against the INSURED's lawful spouse or DOMESTIC PARTNER solely by reason of (i) such spouse's or DOMESTIC PARTNER's status as a spouse or DOMESTIC PARTNER of the INSURED, or (ii) such spouse's or DOMESTIC PARTNER's ownership interest in property which the claimant seeks as recovery for alleged WRONGFUL ACTS of the INSURED, all loss which such spouse or DOMESTIC PARTNER becomes legally obligated to pay by reason of such CLAIM shall be treated for purposes of this POLICY as LOSS which the INSURED becomes legally obligated to pay by reason of the CLAIM made against the INSURED. Such spousal or DOMESTIC PARTNER loss shall be covered under the POLICY only if and to the extent such loss would be covered if incurred by the INSURED.

The coverage extension afforded by this Clause 19 does not apply to the extent such CLAIM alleges a wrongful act or omission by the INSURED's spouse or DOMESTIC PARTNER.

20. SUBROGATION

(a) Inasmuch as this POLICY is excess insurance, the INSUREDS' right of recovery against any person or organization cannot be exclusively subrogated to the INSURER. It is, therefore, understood and agreed that in case of any payment hereunder, the INSURER will act in concert with all other interests concerned (including the INSURED), in the exercise of such rights of recovery. The apportioning of any amounts that may be so recovered shall follow the principle that any interest (including the INSUREDS') that has paid an amount over and above any payment hereunder, shall first be reimbursed up to the amount paid by it; the INSURER is then to be reimbursed out of any balance then remaining up to the amount paid hereunder; lastly, the interests (including the INSUREDS') of which this coverage is in excess are entitled to claim the residue, if any. Expenses necessary to the recovery of any such amounts shall be apportioned between the interests concerned (including the INSUREDS'), in the proportion of their respective recoveries as finally settled. If there should be no recovery in proceedings instituted solely on the initiative of the INSURER, the expenses thereof shall be borne by the INSURER.

(b) The INSUREDS shall execute all papers reasonably required and shall take all reasonable actions that may be necessary to secure the rights of the INSURER, including the execution of such documents necessary to enable the INSURER effectively to bring suit in the name of the INSUREDS, including but not limited to an action against the COMPANY or the insurer(s) of the UNDERLYING INSURANCE for nonpayment of indemnity due and owing to the INSUREDS by the COMPANY or the insurer(s), respectively.

(c) In no event shall the INSURER exercise its right of subrogation against an INSURED unless and to the extent Exclusion (b) in Clause 3 applies to such INSURED.

The failure of the COMPANY to assist and cooperate with the INSURER, and the failure of any INSURED to comply with his or her obligations under this Clause shall not impair the rights of any other INSURED under this POLICY.

21. ACQUISITION, CREATION OR DISPOSITION OF A SUBSIDIARY

(a) Coverage shall apply to the INSUREDS of any subsidiary corporation or limited liability company in which more than 50% of the outstanding securities representing the present right to vote for election of directors or MANAGERS is owned, directly or indirectly, in any combination, by the PARENT COMPANY and/or one or more SUBSIDIARIES, and which is acquired or created after the earlier of the inception of this POLICY or any PRIOR CODA POLICY, if written notice is given to the INSURER within ninety (90) days after the acquisition or creation, and any additional premium required by the INSURER is paid within thirty (30) days of the request therefor by the INSURER. The INSURER waives the obligation to provide notice and to pay any additional premium if the assets of such newly created or acquired company at the time of such creation or acquisition are not more than 15% of the total assets of the PARENT COMPANY, as reflected in the PARENT COMPANY's most recent audited consolidated financial statements prior to such creation or acquisition. The coverage provided for the INSUREDS of such new subsidiary shall be limited to CLAIMS for WRONGFUL ACTS actually or allegedly taking place subsequent to the date of acquisition or creation of the subsidiary.

(b) Coverage shall not apply to directors, MANAGERS, officers and employees of any subsidiary, including a SUBSIDIARY as defined in Clause 2 (Definitions) above, for CLAIMS for WRONGFUL ACTS actually or allegedly taking place subsequent to the date that the COMPANY and/or one or more of its SUBSIDIARIES, directly or indirectly, in any combination, ceases to own more than 50% of the outstanding securities representing the present right to vote for election of directors or MANAGERS in such subsidiary.

22. DISCOVERY PERIOD

(a) If the INSURER or the COMPANY elects not to renew this POLICY pursuant to Clause 7 (Renewal) above, then the INSUREDS shall have the right, upon payment of the additional premium described below, to a continuation of the reporting period of this POLICY in respect of any CLAIMS first made against the INSUREDS or any of them during a period (hereinafter referred to as the "Discovery Period") after the end of the POLICY PERIOD, but only if the CLAIMS are based on WRONGFUL ACTS alleged to have been committed prior to the end of the POLICY PERIOD. Such CLAIMS shall be deemed to have been made during the last POLICY YEAR, provided that notification of each CLAIM is in accordance with Clause 13 above. The right to elect the Discovery Period shall terminate, however, unless written notice of such election together with the additional premium is received by the INSURER within sixty (60) days after the end of the POLICY PERIOD. Any premium paid for the Discovery Period is not refundable.

(b) The COMPANY may elect up to a six-year Discovery Period. The additional premium for the Discovery Period shall be no higher than one hundred percent (100%) (for the one-year Discovery Period) or one hundred and seventy-five percent (175%) (for the six-year Discovery Period) of the sum of all premiums otherwise paid or due for the POLICY YEAR in which the Discovery Period election is made.

(c) The offer by the INSURER, pursuant to Clause 7 (Renewal) above, of renewal at a premium different from the premiums for the expiring POLICY YEAR shall not constitute an election by the INSURER not to renew this POLICY.

(d) The LIMIT OF LIABILITY provided during the Discovery Period is part of and not in addition to the LIMIT OF LIABILITY provided during the immediately preceding POLICY YEAR, and there shall be no separate or additional LIMIT OF LIABILITY for the Discovery Period.

23. BANKRUPTCY

In the event a liquidation or reorganization proceeding is commenced by or against a COMPANY pursuant to the United States Bankruptcy Code, as amended, or any similar state, local or foreign law, the INSURER, COMPANY and the INSUREDS hereby (i) waive and release any automatic stay or similar payment prohibition which may apply in such proceeding to this POLICY or its proceeds under such Bankruptcy Code or law, and (ii) agree not to oppose or object to any efforts by the INSURER, the COMPANY or any INSURED to obtain relief from any such stay or payment prohibition.

In the event the COMPANY becomes a debtor in possession or an equivalent status under the United States Bankruptcy Code or the law of any other country and the aggregate LOSS due under this POLICY exceeds the remaining available LIMIT OF LIABILITY, the INSURER shall:

(a) first pay such LOSS allocable to WRONGFUL ACTS that are actually or allegedly caused, committed, or attempted prior to the COMPANY becoming a debtor in possession or such equivalent status, then

(b) with respect to whatever remaining amount of the LIMIT OF LIABILITY is available after payment under (a) above, pay such LOSS allocable to WRONGFUL ACTS that are actually or alleged caused, committed, or attempted after the COMPANY became a debtor in possession or such equivalent status.

24. APPEALS

In the event the INSUREDS or the insurer(s) of the UNDERLYING INSURANCE elect not to appeal a judgment, the INSURER may elect to make such appeal at its own expense, and shall be liable for any increased award, taxable costs and disbursements and any additional interest incidental to such appeal, to the extent such payments are not covered by other valid and collectible insurance.

25. TERRITORY

Coverage otherwise afforded under this POLICY shall extend to WRONGFUL ACTS taking place. LOSS incurred or CLAIMS made anywhere in the world, to the fullest extent legally permitted.

ADDITIONAL/RETURN PREMIUM: $ NIL

PRIOR ACTS EXCLUSION

In consideration of the payment of the premium, it is hereby understood and agreed that the INSURER shall not be liable to make any payment for LOSS in connection with any CLAIM made against and INSURED alleging any Wrongful Act occurring prior to August 1, 2008 or after the end of the POLICY PERIOD. This POLICY only provides coverage for Wrongful Acts occurring on or after August 1, 2008 and prior to the end of the POLICY PERIOD and otherwise covered by this POLICY. LOSS arising out of the same or related Wrongful Acts shall be deemed to arise from the first such same or related Wrongful Act.

Nothing herein shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the POLICY, except as expressly stated herein. This endorsement is part of such POLICY and is incorporated therein.

The effective date of this endorsement is July 1, 2024
All other terms and conditions remain unchanged.
This endorsement is attached to and made a part of POLICY No. 10154-017-A
of Chubb Bermuda Insurance Ltd.

PARENT COMPANY: Fidelity Fixed Income and Asset Allocation Funds

End No. 1 Date of Issue: March 5, 2025

Executive Vice President

Stephen Jones

ADDITIONAL/RETURN PREMIUM: $ NIL

TRADE OR ECONOMIC SANCTIONS ENDORSEMENT

In consideration of the payment of the premium, it is hereby understood and agreed the POLICY does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the INSURER, or any of its directors, officers, employees or agents, from providing insurance, including, but not limited to, the payment of claims.

Nothing herein shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the POLICY, except as expressly stated herein. This endorsement is part of such POLICY and is incorporated therein.

The effective date of this endorsement is July 1, 2024
All other terms and conditions remain unchanged.
This endorsement is attached to and made a part of POLICY No. 10154-017-A
of Chubb Bermuda Insurance Ltd.

PARENT COMPANY: Fidelity Fixed Income and Asset Allocation Funds

End No. 2 Date of Issue: March 5, 2025

Executive Vice President

Stephen Jones

POLICYHOLDER NOTICE

In accordance with American International Reinsurance Company, Ltd's Customer Complaint Handling Policy, if there is ever an occasion when our service does not meet your expectations please contact us using the appropriate contact details below and provide the Policy Number and the name of the Policyholder/Insured to help us address your complaint expeditiously. Any complaint should be sent to:

AIG Bermuda Compliance
27 Richmond Road,
Pembroke HM 08
Bermuda
Email: aigbermudacompliance@aig.com

We will promptly acknowledge the complaint and review the facts and circumstances to determine the appropriate resolution as soon as reasonably practicable.

American International Reinsurance Company, Ltd.

27 Richmond Road
Pembroke HM 08, Bermuda

PREMIER EXCESS II

NOTICES: DEPENDING ON THE TERMS, CONDITIONS AND EXCLUSIONS OF THE FOLLOWED POLICY, THIS POLICY (1) MAY ONLY PROVIDE COVERAGE FOR LOSS FROM CLAIMS FIRST MADE OR FIRST MADE AND REPORTED DURING ITS POLICY PERIOD; (2) MAY HAVE ITS LIMITS OF LIABILITY REDUCED BY THE PAYMENT OF DEFENSE COSTS AND/OR CLAIMS EXPENSES; AND (3) MAY NOT IMPOSE A DUTY TO DEFEND ON THE INSURER. PLEASE READ THE FOLLOWED POLICY AND THIS POLICY CAREFULLY AND DISCUSS THE COVERAGE PROVIDED THEREUNDER AND HEREUNDER WITH YOUR INSURANCE AGENT OR BROKER.

DECLARATIONS

POLICY NUMBER: 33089992

ITEM 1: **NAMED INSURED**: Fidelity Fixed Income and Asset Allocation Funds
NAMED INSURED ADDRESS: c/o FMR LLC
88 Black Falcon
First Floor, East Side, Suite 167
Mailzone V7E
Boston, MA 02210
U.S.A.

ITEM 2: **POLICY PERIOD**: July 1, 2024 to July 1, 2025
(12:01 a.m. Standard/Prevailing time at the address stated in Item 1)

ITEM 3: **LIMIT OF LIABILITY**: $15,000,000 U.S. dollars in the aggregate
EXCESS OF TOTAL UNDERLYING LIMITS OF: $185,000,000 U.S. dollars

ITEM 4: **UNDERLYING POLICIES:**

INSURER:	POLICY NUMBER:	UNDERLYING LIMIT:	POLICY PERIOD:
LEAD IDL POLICY:			
Chubb Bermuda Insurance Ltd.	10153-017-A	$10,000,000 excess of $175,000,000	7/1/2024 to 7/1/2025
FOLLOWED POLICY:			
Chubb Bermuda Insurance Ltd.	10153-017-A	$10,000,000 excess of $175,000,000	7/1/2024 to 7/1/2025

ITEM 5: **PREMIUM**: $283,917 U.S. dollars

ITEM 6: **ADDRESSES FOR ALL NOTICES UNDER THIS POLICY:**

A. **Claims Address**:
Via e-mail to: BermudaFLClaims@AIG.com; or
Via Easy-Link Fax: 866.227.1750
Via mail to: AIG Bermuda
Financial Lines Claims
PO Box 25947
Shawnee Mission, KS 66225

.

B. **Insurer Address**: 27 Richmond Road, Pembroke HM 08, Bermuda

ITEM 7: ENDORSEMENTS EFFECTIVE AT INCEPTION:

NUMBER	TITLE	FORM NUMBER
1	Economic Sanctions Endorsement	117163
2	Difference in Conditions Coverage Endorsement	107344
3	Amend Section IV. Rights Endorsement	Manuscript
4	Fidelity Special Amendatory Endorsement	Manuscript

ITEM 8: **BROKER**: Willis (Bermuda) Limited
BROKER ADDRESS: Wellesley House
90 Pitts Bay Road
Pembroke HM08
Bermuda



Authorized Representative

October 29, 2024
Date

AMERICAN INTERNATIONAL REINSURANCE COMPANY, LTD.
27 Richmond Road
Pembroke, HM08
Bermuda

PREMIER EXCESS II

In consideration of premium paid, the Insurer, the Named Insured and all insureds under this Policy (Named Insured and all insureds under this Policy are, collectively, the "Insureds") agree as follows:

I. INSURING AGREEMENT

This Policy shall provide coverage in accordance with the same terms, conditions and exclusions of the Followed Policy, as modified by and subject to the terms, conditions and exclusions of this Policy. Notwithstanding the foregoing, this Policy shall not provide coverage broader than that provided by any Underlying Policy, or any policy issued by any participating quota share insurer, unless such broader coverage is specifically agreed to herein or in a written endorsement attached hereto.

II. LIMIT OF LIABILITY AND EROSION RECOGNITION

The Limit of Liability is the aggregate limit of the Insurer's liability for all coverage under this Policy. The Insurer's coverage obligations under this Policy attach to the Insurer only after the Total Underlying Limits have been exhausted through payments of covered loss by, on behalf of or in the place of the Underlying Insurers pursuant to the terms and conditions of the Underlying Policies. This Policy shall continue in force as primary insurance only upon the exhaustion of the Total Underlying Limits and satisfaction of any applicable retention by reason of such payments. This Policy shall recognize erosion of an Underlying Limit of an Underlying Policy through payment of covered loss by others pursuant to the terms and conditions of the Underlying Policy. Payments made under any amendatory endorsement required by any jurisdiction in the United States of America ("U.S.A.") or sub-limit of liability shall be deemed to apply toward exhaustion of the limits of liability of the Underlying Policies, but this Policy shall not follow such amendatory endorsement or sub-limit of liability. The risk of uncollectibility of any part of the Total Underlying Limits, for any reason, is expressly retained by the Insureds, and is neither insured under this Policy nor assumed by the Insurer.

III. NOTICES

Where the Followed Policy requires or permits notice to that insurer, the Insureds have the same obligations to notify, and the Insurer has the same rights to notification under this Policy, except that with respect to this Policy, any notice to the Insurer must be directed as follows: (i) for notices of claims and/or circumstances, by mail or e-mail to the Claims Address; and (ii) for all other notices, by mail to the Insurer Address.

IV. RIGHTS

The Insurer shall have the same rights, privileges and protections afforded to the insurer of the Followed Policy in accordance with the terms, conditions and exclusions of the Followed Policy. The Insurer shall maintain full and complete claims control as respects its portion of any claim or loss arising under this Policy. The Insurer shall also have the right, in its sole discretion, but not the obligation, to effectively associate with the Insureds in the defense and settlement of any claim that appears to be reasonably likely to involve the Insurer. The Insureds shall provide the Insurer with such information and cooperation as the Insurer may reasonably request and shall not do anything that prejudices the Insurer's position or potential rights of recovery, including, but not limited to, terminating any Underlying Policy.

V. RELIANCE

The Insurer has issued this Policy in reliance upon the completeness and accuracy of the applications, warranty statements, the binders for the Underlying Policies, any attachments thereto and any other information submitted, the entirety of which shall be deemed attached hereto and made a part hereof.

VI. CHANGES AND CANCELLATION

If, subsequent to the issuance of the Followed Policy, the terms, conditions or exclusions of an Underlying Policy are modified, the Insureds must notify the Insurer in writing, as soon as practicable, of such modifications. If such modifications: (i) expand the coverage of an Underlying Policy, (ii) change the policyholder name or address, or (iii) modify premium, this Policy shall not follow those changes unless the Insurer agrees to such modification in writing, which shall be at the sole discretion of the Insurer. The Named Insured agrees to pay any additional premium the Insurer may require for such modification(s). This Policy shall follow the cancellation terms of the Followed Policy except that in the event the Insurer cancels this Policy for non-payment of premium, this Policy shall be void as of the inception date of the Policy Period.

AMERICAN INTERNATIONAL REINSURANCE COMPANY, LTD.
27 Richmond Road
Pembroke, HM08
Bermuda

VII. CHOICE OF LAW

The following shall always apply to this Policy:

A. the procedural law of the venue selected under Clause **VIII. ARBITRATION**, Sub-Clause C. 1. or C. 2., below; and
B. Clause **IX. PUNITIVE DAMAGES**, below, shall be construed and enforced solely in accordance with the laws of Bermuda.

VIII. ARBITRATION

A. It is agreed that any dispute arising out of or in connection with this Policy, including any question regarding its existence, interpretation, validity or termination, shall be referred to and fully and finally resolved solely by arbitration.
B. This Policy shall follow the terms of the Followed Policy with respect to arbitration only when said terms require the dispute to proceed either in Hamilton, Bermuda, London, England, or Toronto or Vancouver, Canada.
C. In the event the Followed Policy does not provide for arbitration in the locations set forth in Sub-Clause B., above, the arbitration shall take place in one of the following venues:
   1. Hamilton, Bermuda under the Bermuda International Conciliation and Arbitration Act 1993 (exclusive of the Conciliation Part of such Act), as may be amended and supplemented, which Act is deemed incorporated by reference hereto; or
   2. London, England or Toronto or Vancouver, Canada under the English Arbitration Act 1996, as may be amended and supplemented, which Act is deemed incorporated by reference hereto.
D. Where an Insured and the Insurer are parties to the dispute, the Insured shall make the selection referenced in Sub-Clause C., above. Where the Insurer and a party deriving rights through or asserting rights on behalf of an Insured are parties to the dispute, the Insurer shall make the selection referenced in Sub-Clause C., above.
E. The number of arbitrators shall be three (such arbitrators are, collectively, the "Arbitration Board").
F. Each party shall bear the costs of its own arbitrator. The remaining cost of arbitration shall be borne equally by the parties.
G. All awards made by the Arbitration Board shall be final and no right of appeal shall lie from any award rendered by the Arbitration Board.

IX. PUNITIVE DAMAGES

This Policy shall cover punitive damages to the same extent punitive damages are covered under the Followed Policy. However, if the coverage provision for punitive damages of any Underlying Policy is solely contingent on the insurability of such damages under applicable law, then this Policy shall provide coverage for punitive damages.

X. SERVICE OF SUIT AND JURISDICTION

Notwithstanding any provision of the Followed Policy or any Underlying Policy, this Policy shall not conform to the law of any jurisdiction in the U.S.A. The Insurer does not consent to the service of suit in the U.S.A. or the jurisdiction of any federal, territorial or state court in the U.S.A.

Solely for the purpose of effectuating arbitration under **Clause VIII. ARBITRATION**, above, or enforcing an award entered in such arbitration, the Insurer, at the request of the Insured, will submit to the jurisdiction of a court of competent jurisdiction within the U.S.A. and will comply with all requirements necessary to give such court jurisdiction. Nothing in this Clause **X. SERVICE OF SUIT AND JURISDICTION**, constitutes, or should be understood to constitute, a waiver of the Insurer's rights to commence a suit in any court of competent jurisdiction in the U.S.A, to remove a suit to a United States District Court, or to seek a transfer of a suit to another court as permitted by the laws of the U.S.A. or any jurisdiction in the U.S.A. It is further agreed that service of process in such suit may be made upon the Insurer's General Counsel at 175 Water Street, 18th Floor, New York, New York 10038, and that in any suit instituted against the Insurer to effectuate arbitration or enforce an award entered in such arbitration, both of which solely as provided for under **Clause VIII. ARBITRATION**, above, the Insurer will abide by the final decision of such court or of any appellate court in the event of any appeal. Further, pursuant to any statute of any jurisdiction in the U.S.A. that makes provision therefor, the Insurer hereby designates the Superintendent, Commissioner, or Director of Insurance, or other officer specified for that purpose in the statute, or his or her successor or successors in office, as its true and lawful attorney upon whom may be served any lawful process in any suit instituted by the Insured within the scope of this **CLAUSE X. SERVICE OF SUIT AND JURISDICTION**, and hereby designates the above referenced General Counsel as the person to whom the said officer is authorized to mail such process or a true copy thereof.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its Authorized Representative.



Authorized Representative

ENDORSEMENT # 1

This endorsement, effective July 1, 2024 (at 12:01 a.m. Prevailing Time at the address shown in Item 1 of the Declarations)

forms a part of Policy No. 33089992 issued to Fidelity Fixed Income and Asset Allocation Funds

by American International Reinsurance Company, Ltd.

ECONOMIC SANCTIONS ENDORSEMENT

It is hereby agreed that this Policy, Memorandum of Insurance or Certificate is amended by the addition of the following:

The Insurer, Company or Reinsurer (hereinafter “Insurer”) shall not be deemed to provide cover and the Insurer shall not be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the Insurer, its parent company or its ultimate controlling entity to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union or the United States of America.

All other terms, conditions and exclusions remain unchanged.

AUTHORIZED REPRESENTATIVE

AMERICAN INTERNATIONAL REINSURANCE COMPANY, LTD.
27 Richmond Road
Pembroke, HM08
Bermuda

ENDORSEMENT # 2

This endorsement, effective July 1, 2024 (at 12:01 a.m. Standard/Prevailing Time at the address shown in Item 1 of the Declarations)

forms a part of Policy No. 33089992 issued to Fidelity Fixed Income and Asset Allocation Funds

by American International Reinsurance Company, Ltd.

DIFFERENCE IN CONDITIONS COVERAGE ENDORSEMENT

In consideration of the premium charged, it is hereby agreed that the following is added to the end of Clause II. LIMIT OF LIABILITY AND EROSION RECOGNITION:

The limits of liability of any of the Underlying Excess DIC Policies shall also be considered depleted or exhausted for the following reasons: (1) payment of a portion or all of the entire limit of liability pursuant to the difference in conditions coverage provided thereunder by the insurers issuing the Underlying Excess DIC Policies or the Insured; or (2) any Insurer(s) of an Underlying Excess DIC Policy(ies) undergoing an Insolvency Event; or (3) any Insurer(s) of an Underlying Excess DIC Policy(ies) fails or refuses to pay a loss otherwise covered by the terms, conditions, and exclusions of the Followed Policy. In such event, the remaining limits available under this Policy shall, subject to the limit of liability as set forth in Item 3. of the Declarations and to the other terms and conditions of this Policy, continue for subsequent losses as primary insurance, or excess insurance over the amount of insurance remaining under the Underlying Insurance, and any retention specified in the Followed Policy shall be imposed under this Policy. This Policy shall not drop down for any other reason. In all events, the Insurer shall not be liable for any Loss or Damages the Named Insured pays to or on behalf of the Insured.

It is further understood and agreed that if, at any point during the Policy Period, the Followed Policy has been issued but any other Underlying Excess DIC Policy is still providing coverage under binder and a claim arises, under no circumstances will the Insurer provide broader coverage than would have existed had the Underlying Excess DIC Policy been issued.

In the event any Underlying Excess DIC Policy contains terms and conditions more restrictive than the Followed Policy, then the Insurer’s coverage shall under no circumstances be broader than the most restrictive terms and conditions contained in the Followed Policy or any other Underlying Excess DIC Policy.

Payments made by Underlying Insurers under any State Amendatory endorsement or sub-limit of liability shall be deemed to apply toward exhaustion of the limits of liability of the Underlying Insurance, but this Policy shall not follow such sub-limit of liability.

For purposes of this endorsement, “Insolvency Event” shall mean during or after the Policy Period, any Underlying Insurer issuing an “Underlying Excess DIC Policy(ies)” being subject to receivership, liquidation, dissolution, rehabilitation or any similar proceeding or being taken over by any regulatory authority;

For purposes of this endorsement, "Underlying Excess DIC Policy(ies)" shall mean the Followed Policy and all Underlying Excess DIC Policies set forth in Item 4. of the Declarations.

All other terms, conditions and exclusions remain unchanged.

AUTHORIZED REPRESENTATIVE

AMERICAN INTERNATIONAL REINSURANCE COMPANY, LTD.
27 Richmond Road
Pembroke, HM08
Bermuda

ENDORSEMENT # 3

This endorsement, effective July 1, 2024 (at 12:01 a.m. Prevailing Time at the address shown in Item 1 of the Declarations)

forms a part of Policy No. 33089992 issued to Fidelity Fixed Income and Asset Allocation Funds

by American International Reinsurance Company, Ltd.

AMEND SECTION IV. RIGHTS ENDORSEMENT

It is hereby understood and agreed that Section IV. RIGHTS is deleted and replaced with the following:

IV. RIGHTS

The Insurer shall have the same rights, privileges and protections afforded to the insurer of the Followed Policy in accordance with the terms, conditions and exclusions of the Followed Policy. The Insurer shall maintain full and complete claims control as respects its portion of any claim or loss arising under this Policy. The Insurer shall also have the right, in its sole discretion, but not the obligation, to effectively associate with the Insureds in the defense and settlement of any claim that appears to be reasonably likely to involve the Insurer. The Insureds shall provide the Insurer with such information and cooperation as the Insurer may reasonably request and shall not do anything that prejudices the Insurer's position or potential rights of recovery, including, but not limited to, terminating any Underlying Policy. However, the failure of an Insured to comply with this provision shall not impair another Insured Person's right to coverage.

All other terms, conditions and exclusions remain unchanged.

AUTHORIZED REPRESENTATIVE

AMERICAN INTERNATIONAL REINSURANCE COMPANY, LTD.
27 Richmond Road
Pembroke, HM08
Bermuda

ENDORSEMENT # 4

This endorsement, effective July 1, 2024 (at 12:01 a.m. Prevailing Time at the address shown in Item 1 of the Declarations)

forms a part of Policy No. 33089992 issued to Fidelity Fixed Income and Asset Allocation Funds

by American International Reinsurance Company, Ltd.

FIDELITY SPECIAL AMENDATORY ENDORSEMENT

In consideration of the premium charged, it is hereby understood and agreed that this policy is amended as follows:

1. Clause I. INSURING AGREEMENT is deleted in its entirety and replaced with the following:

   I. INSURING AGREEMENT

   This Policy shall provide coverage in accordance with the same terms, conditions and exclusions of the Followed Policy, as modified by and subject to the terms, conditions and exclusions of this Policy.

2. Clause II. LIMIT OF LIABILITY AND EROSION RECOGNITION is deleted in its entirety and replaced with the following:

   II. LIMIT OF LIABILITY AND EROSION RECOGNITION

   The Limit of Liability is the aggregate limit of the Insurer's liability for all coverage under this Policy. The Insurer’s coverage obligations under this Policy attach to the Insurer only after the Total Underlying Limits have been exhausted through payments by, on behalf of or in the place of the Underlying Insurers of covered Loss under the Underlying Policies. This Policy shall continue in force as primary insurance only upon the exhaustion of the Total Underlying Limits and satisfaction of any applicable retention by reason of such payments. This Policy shall recognize erosion of an Underlying Limit of an Underlying Policy through payment by others of covered Loss under the Underlying Policies. Payments made under any amendatory endorsement required by any jurisdiction in the United States of America (“U.S.A.”) or sub-limit of liability shall be deemed to apply toward exhaustion of the limits of liability of the Underlying Policies, but this Policy shall not follow such amendatory endorsement or sub-limit of liability. The risk of uncollectibility of any part of the Total Underlying Limits, for any reason, is expressly retained by the Insureds, and is neither insured under this Policy nor assumed by the Insurer.

3. Clause V. RELIANCE is deleted in its entirety and replaced with the following

   V. RELIANCE

   The Insurer has issued this Policy in reliance upon the completeness and accuracy of the applications, warranty statements, the binders for the Underlying Policies, any attachments thereto and any other information submitted, the entirety of which shall be deemed attached hereto and made a part hereof, subject to any severability provision in the Followed Policy.

All other terms, conditions and exclusions remain unchanged.

AUTHORIZED REPRESENTATIVE

AMERICAN INTERNATIONAL REINSURANCE COMPANY, LTD.
27 Richmond Road
Pembroke, HM08
Bermuda

Berkshire Hathaway
Specialty Insurance

Date: **August 06, 2024**

To: **Mary Coughlin**
Willis Towers Watson Northeast, Inc.
75 Arlington Street, Floor 2
Boston, MA 02116

Re: Fidelity Fixed Income and Asset Allocation Funds
47-EPF-329663-02
July 01, 2024 – July 01, 2025
Excess Follow Form Policy

Dear Mary:

Attached please find the Policy for Fidelity Fixed Income and Asset Allocation Funds. This policy has been placed with Berkshire Hathaway Specialty Insurance Company (1314 Douglas Street, Suite 1400, Omaha, NE 68102-1944). Thank you for placing your business with Berkshire Hathaway Specialty Insurance. We value our relationship with Willis Towers Watson Northeast, Inc. and look forward to working with you on future accounts.

For any claim related questions or to report a claim, please call our 24hr toll free number at 855.453.9675 or refer to the attached claims reporting sheet for fax, email and mail instructions.

If you have questions or concerns or claims, your Berkshire Hathaway Specialty team is just a phone call away.

Sincerely,

Jim Rossi
917-960-2457
jim.rossi@bhspecialty.com

Berkshire Hathaway Specialty Insurance

United States

CLAIMS REPORTING

All claims under policies underwritten by Berkshire Hathaway Specialty Insurance should be reported to our centralized Loss Processing Center. Claims will be assigned to our technical staff or to one of our preferred service providers.

Our 24 hour toll free number for all claims: **855.453.9675**

Cyber claims can be reported to this dedicated email address where specialists are available to respond:

CyberClaimsNotice@bhspecialty.com

For all other claims, please forward to:

ClaimsNotice@bhspecialty.com

To report claims via mail or overnight mail refer to our website:

www.bhspecialty.com/claims

EXPECT A PERSONAL APPROACH

While technology adds speed and efficiencies, it is top-quality people that drive top-quality claims handling. That's why we continue to grow our industry-leading claims team with the most experienced claims professionals in the business.

Moreover, at Berkshire Hathaway Specialty Insurance, our claims team makes communicating proactively with you throughout the claims process a priority. Should you face a claim, you will quickly see our response is not about drafting letters, it's about having a dialogue–and responding to your particular needs and concerns.

Whether you face a D&O claim, a property loss or a large scale casualty crisis, you will have the experts you need at your service. Putting your policy to work for you.

Berkshire Hathaway Specialty Insurance Company

(a Stock Insurance Company)
1314 Douglas Street, Suite 1400
Omaha, NE 68102-1944

Excess Policy

Common Policy Declarations

THE PAYMENT OF DEFENSE COSTS WILL REDUCE THE LIMIT OF LIABILITY UNDER THIS POLICY.

This Declarations Page is attached to and forms part of the Policy

		Policy No.: 47-EPF-329663-02	**Renewal of:** 47-EPF-329663-01
Item 1.	**Named Insured:**	Fidelity Fixed Income and Asset Allocation Funds	
	Mailing Address:	C/O FMR LLC 88 Black Falcon First Floor, East Side, Suite 167 Mailzone V7E Boston, MA 02210	
Item 2.	**Policy Period Effective:**	From: July 01, 2024	To: July 01, 2025
		Both days at 12:01 a.m. local standard time at Mailing Address listed in Item 1, above.	
Item 3.	**Limits of Insurance (including Defense Costs)**	Per Claim Limit:	$10,000,000
		Aggregate Policy Limit:	$10,000,000
		Total Underlying Limit of Liability:	$200,000,000
Item 4.	**Premiums:**	Policy Premium:	$121,125.00
		Terrorism Coverage Premium:	$0.00
		Total Premium:	$121,125.00
Item 5.	**Schedule of Underlying Insurance:**	(A) Followed Policy: *Carrier* Chubb Bermuda Insurance Ltd. *Policy Number* 10153-017-A *Limit of Liability* $10,000,000 (B) See attached Schedule of Underlying Excess Policies	

Item 6. Notices to Insurer:	For claims, loss or potential claims ***By 24-hour toll free number:*** 855-453-9675 ***By Email:*** ClaimsNotice@bhspecialty.com ***By Email:*** CyberClaimsNotice@bhspecialty.com ***By Fax:*** 617-507-8259 ***By Mail:*** Log on to www.bhspecialty.com/claims-reporting.html for mailing address	All other notices ***By Email:*** execandprofnotices@bhspecialty.com ***By Fax:*** 617-248-1618 ***By Mail:*** Log on to www.bhspecialty.com/claims-reporting.html for mailing address

Item 7. Forms and Endorsements: See attached Schedule

This policy is comprised of this Declarations page, the policy form and the schedules and endorsements, if any, attached at the inception or issued during the Policy Period.

Signatures:

____
Ralph Tortorella, Secretary

____
Peter Eastwood, President

August 06, 2024
Dated

Berkshire Hathaway
Specialty Insurance

Policy No.: **47-EPF-329663-02**

Issued to: **Fidelity Fixed Income and Asset Allocation Funds**

FORMS SCHEDULE

The contents of the Policy are comprised of the following forms:

Form Number	Endorsement Title
EP-LX-DEC-05/2017	Excess Policy Common Policy Declarations
EP-FORMS-SCH-02/2015	Forms Schedule
EP-AX-NLF-001-02/2014	Excess Insurance Policy
EP-XS-SCH-01/2015	Schedule of Underlying
EP-XS-005-10/2013	OFAC/Economic Sanctions
EP-XS-013-01/2015	Cap on Losses From Certified Acts of Terrorism
EP-XS-039-01/2015	Preamble Amendatory

Berkshire Hathaway Specialty Insurance Company

1314 Douglas Street, Suite 1400
Omaha, NE 68102-1944
(Hereinafter referred to as the **Insurer**)

EXCESS INSURANCE POLICY

UNLESS OTHERWISE PROVIDED BY THE UNDERLYING INSURANCE, THIS POLICY APPLIES TO CLAIMS FIRST MADE AND REPORTED DURING THE POLICY PERIOD SET FORTH IN ITEM 2. OF THE DECLARATIONS.

In consideration of the premium payment and in reliance on any provision(s) in the **Followed Policy**, the **Insurer** has also issued this policy in reliance upon all materials and written statements, which shall be deemed attached hereto and made a part hereof, submitted by or on behalf of the **Insured(s)** or **Named Insured** to the **Insurer** or any insurer of **Underlying Insurance** in connection with the underwriting of this policy.

I. INSURING AGREEMENT

This policy shall provide coverage in accordance with the same terms, conditions and limitations of the **Followed Policy**, or any more restrictive provisions of the **Underlying Excess Policies**, except as otherwise set forth in this policy. The coverage obligations under this policy shall attach to the **Insurer** only after all **Underlying Insurance** has in fact been exhausted by payment, in legal currency, of loss by or on behalf of the insurers of the **Underlying Insurance**, or by or on behalf of the **Insured(s)**. The risk of uncollectability of any **Underlying Insurance** (in whole or in part) for any reason is expressly retained by the **Insured(s)**, and is not insured under this policy or assumed by the **Insurer**.

II. DEFINITIONS

a. **Insurer** means Berkshire Hathaway Specialty Insurance Company.

b. **Insured(s)** has the meaning set forth in the **Followed Policy**.

c. **Named Insured** has the meaning set forth in Item 1. of the Declarations.

d. **Followed Policy** means the policy identified in Item 5. (A) of the Declarations.

e. **Underlying Excess Policies** means all policies scheduled in Item 5. (B) of the Declarations.

f. **Underlying Insurance** means the **Followed Policy** and all of the **Underlying Excess Policies**.

g. **Underlying Limits** means an amount equal to the total of all of the aggregate Limits of Liability, as set forth in Item 5 of the Declarations, for all **Underlying Insurance**.

III. LIMITS OF LIABILITY

The amount set forth in Item 3. of the Declarations shall be the maximum aggregate Limit of

Liability of the **Insurer** for all loss under this policy for any reason. If the aggregate Limit of Liability under this policy is exhausted by payment of loss, the **Insurer's** obligations under this policy shall be deemed completely fulfilled and extinguished. If any **Underlying Insurance** grants coverage subject to a liability sublimit, this policy shall not afford such coverage. The policy, however, shall recognize any reduction or exhaustion of the **Underlying Limits** by any payment under such coverage.

IV. UNDERLYING INSURANCE CHANGE

If, during the Policy Period as stated in Item 2. of the Declarations, there is a change to any **Underlying Insurance** which expands coverage, then this policy shall become subject to such change only if the **Insurer** agrees thereto by written agreement or by written endorsement to this policy and any additional premium is paid.

V. SEVERABILITY OF INTERESTS

In addition to any other clauses set forth herein, this policy shall follow any provisions in the **Followed Policy** regarding the severability and non-imputation of the statements, representations, or warranties of any **Insured(s)** and the limitations and restrictions in rescission or voidance of the **Followed Policy**.

VI. INSURER RIGHTS

The **Insurer** has the same rights, privileges and protections afforded to the insurer of the **Followed Policy.** The **Insurer** has the right, but not the obligation, at its sole discretion, to effectively associate with the **Insured(s)** in the defense and settlement of any claim which may attach to and be covered under this policy or any **Underlying Insurance**.

VII. NOTICE

Any notice provided to the **Underlying Insurance** shall also be provided to the **Insurer** under this policy, except that such notice shall be provided to the **Insurer** at either the physical or email address, both identified in Item 6. of the Declarations.

VIII. CANCELLATION AND NONRENEWAL

This policy shall follow, and specifically incorporates herein by reference, the conditions in the **Followed Policy** with respect to cancellation and nonrenewal, and shall comply with all of the requirements of any applicable state laws and regulations regarding cancellation and nonrenewal.

Berkshire Hathaway Specialty Insurance

Policy No.: **47-EPF-329663-02**

Issued to: **Fidelity Fixed Income and Asset Allocation Funds**

SCHEDULE OF UNDERLYING

Followed Policy(ies)

Insurer	Policy Number	Limits	Attachment
Chubb Bermuda Insurance Ltd.	10153-017-A	$10,000,000	$175,000,000

Underlying Policies

Insurer	Policy Number	Limits	Attachment
Berkshire Hathaway Specialty Insurance Company	47-EPF-315881-04	$10,000,000	Primary
ACE American Insurance Company	G23656280 017	$10,000,000	$10,000,000
National Union Fire Insurance Company of Pittsburgh, Pa.	01-307-65-49	$10,000,000	$20,000,000
ICI Mutual Insurance Company, A Risk Retention Group	87153124D	$10,000,000	$30,000,000
Allied World Assurance Company, AG	C014841/014	$10,000,000	$40,000,000
QBE Insurance Corporation	130005115	$10,000,000	$50,000,000
Travelers Casualty and Surety Company of America	106547114	$10,000,000	$60,000,000
Continental Casualty Company	287273571	$10,000,000	$70,000,000
Starr Indemnity & Liability Company	1000059076241	$10,000,000	$80,000,000
AXIS Insurance Company	P-001-000158031-05	$5,000,000	$90,000,000
Zurich American Insurance Company	EOC-0905341-01	$5,000,000	$95,000,000
Lloyd's Syndicate (Mosaic)	13013P24	$5,000,000 part of $50,000,000	$100,000,000
Freedom Specialty Insurance Company	XMF2400061	$10,000,000 part of $50,000,000	$100,000,000

Twin City Fire Insurance Company	08 DA 0252123 24	$10,000,000 part of $50,000,000	$100,000,000
U.S. Specialty Insurance Company	24-MGU-24-A58942	$8,000,000 part of $50,000,000	$100,000,000
Everest National Insurance Company	FL5EX00719-241	$7,000,000 part of $50,000,000	$100,000,000
Ironshore Indemnity Inc.	IA7NAB095J005	$5,000,000 part of $50,000,000	$100,000,000
XL Specialty Insurance Company	ELU197867-24	$5,000,000 part of $50,000,000	$100,000,000
Allianz Global Risks US Insurance Company	USF05426524	$2,500,000 part of $25,000,000	$150,000,000
Arch Reinsurance Ltd	BFI0070459-00	$2,500,000 part of $25,000,000	$150,000,000
Liberty Specialty Markets Agency Limited	LSMAFL473348A	$2,500,000 part of $25,000,000	$150,000,000
Freedom Specialty Insurance Company	XMF2410841	$2,500,000 part of $25,000,000	$150,000,000
Old Republic Insurance Company	ORPRO 13 102508	$2,500,000 part of $25,000,000	$150,000,000
Endurance American Insurance Company	FIX30063561700	$2,500,000 part of $25,000,000	$150,000,000
Berkley Insurance Company	BPRO8116229	$5,000,000 part of $25,000,000	$150,000,000

Twin City Fire Insurance Company	08 DC 0665819-24	$5,000,000 part of $25,000,000	$150,000,000
American International Reinsurance Company, Ltd.	33089992	$15,000,000	$185,000,000

ENDORSEMENT 1

This endorsement, effective 12:01 AM: July 01, 2024

Forms a part of Policy No.: 47-EPF-329663-02

Issued to: Fidelity Fixed Income and Asset Allocation Funds

By: Berkshire Hathaway Specialty Insurance Company

OFAC/ECONOMIC SANCTIONS

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

EXCESS POLICY FORM

In consideration of the payment of the premium for this policy it is hereby understood and agreed that this policy does not provide coverage that would be in violation of the laws or regulations of the United States of America concerning trade or economic sanctions, including, but not limited to, those administered and enforced by the U.S. Treasury's Office of Foreign Asset Control (OFAC).

Payment of loss under this policy shall only be made in full and complete compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by OFAC.

All other terms and conditions of this policy remain unchanged.

ENDORSEMENT 2

This endorsement, effective 12:01 AM: July 01, 2024

Forms a part of Policy No.: 47-EPF-329663-02

Issued to: Fidelity Fixed Income and Asset Allocation Funds

By: Berkshire Hathaway Specialty Insurance Company

CAP ON LOSSES FROM CERTIFIED ACTS OF TERRORISM

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

EXCESS POLICY FORM

If aggregate insured losses attributable to terrorist acts certified under the federal Terrorism Risk Insurance Act exceed $100 billion in a Calendar Year (January 1 through December 31) and we have met our insurer deductible under the Terrorism Risk Insurance Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

"Certified act of terrorism" means an act that is certified by the Secretary of the Treasury, in consultation with the Secretary of Homeland Security and the Attorney General of the United States, to be an act of terrorism pursuant to the federal Terrorism Risk Insurance Act. The criteria contained in the Terrorism Risk Insurance Act for a "certified act of terrorism" include the following:

1. The act resulted in insured losses in excess of $5 million in the aggregate, attributable to all types of insurance subject to the Terrorism Risk Insurance Act; and

2. The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

All other terms and conditions of this policy remain unchanged.

ENDORSEMENT 3

This endorsement, effective 12:01AM:	**July 01, 2024**
Forms a part of Policy No.:	**47-EPF-329663-02**
Issued to:	**Fidelity Fixed Income and Asset Allocation Funds**
By:	**Berkshire Hathaway Specialty Insurance Company**

PREAMBLE AMENDATORY

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

EXCESS POLICY FORM

In consideration of the payment of the premium for this policy it is hereby understood and agreed that the policy is amended as follows:

The paragraph immediately preceding **Section I. Insuring Agreement** (the Preamble) is deleted in its entirety and replaced as follows:

In consideration of the premium payment, the **Insureds** and the **Insurer** agree as follows:

All other terms and conditions of this policy remain unchanged.

MARKEL BERMUDA LIMITED

PROFESSIONAL LIABILITY EXCESS LIABILITY INSURANCE POLICY DECLARATIONS

THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

ITEM 1: INSURED: Fidelity Fixed Income and Asset Allocation Funds c/o FMR LLC
ADDRESS: 88 Black Falcon Ave., First Floor, East Side, Suite 167, Mailzone V7E, Boston, MA 02210 United States

ITEM 2: POLICY PERIOD: July 1, 2024 to July 1, 2025 (12:01 a.m. prevailing time at the address stated in Item 1)

ITEM 3: LIMIT OF LIABILITY: USD 10,000,000 in the aggregate (including Defense Costs)
(Not subject to any reinstatement provision that may be provided under the Followed Policy)

EXCESS OF TOTAL UNDERLYING LIMITS OF: USD 210,000,000 in the aggregate (including Defense Costs)

ITEM 4: FOLLOWED POLICY:

CARRIER:	Chubb Bermuda Insurance Ltd.
POLICY NO.:	10153-017-A
LIMIT OF LIABILITY:	USD 10,000,000
COVERAGE(S):	Independent Directors Liability

ITEM 5: UNDERLYING INSURANCE:

AS ARE ON FILE WITH THE INSURER

ITEM 6: PENDING OR PRIOR DATE: as per FOLLOWED POLICY

To the extent the FOLLOWED POLICY contains an exclusion regarding pending or prior litigation, administrative, regulatory or other proceedings, investigations, demands, suits, orders, decrees or judgments, this Policy shall follow such exclusion. The applicable date for determining whether any such matter is "pending or prior" for the purpose of such exclusion in this policy shall be the PENDING OR PRIOR DATE set forth in this Item 6 of the Declarations.

ITEM 7: PREMIUM: USD 96,900

ITEM 8: ADDRESS OF INSURER(S) FOR ALL NOTICES UNDER THIS POLICY:

Markel Bermuda Limited
2 Front Street
P.O. Box 2565
Hamilton HM KX Bermuda
Telephone 441 296 8800
Email: PLBermudaClaims@markel.com

ITEM 9: A. DISCOVERY PERIOD PREMIUM: as per FOLLOWED POLICY

B. DISCOVERY PERIOD: as per FOLLOWED POLICY

ITEM 10: ENDORSEMENTS EFFECTIVE AT INCEPTION:

1. Notice Severability Endorsement

ITEM 11: POLICY NUMBER: MKLB25GPL0005621

ITEM 12: PRIMARY POLICY & SELF-INSURED RETENTION:

CARRIER:	Berkshire Hathaway Specialty Insurance Company
POLICY NO.:	47-EPF-315784-04
LIMIT OF LIABILITY:	USD 15,000,000
SELF-INSURED RETENTION:	Various
COVERAGE(S):	Corporate Blend

The INSURER hereby causes this policy to be signed on the Declarations page by a duly authorized representative of the Insurer.

Dominique Richardson, Director
Professional Liability

November 18, 2024
Date

MARKEL BERMUDA LIMITED FOLLOW FORM
EXCESS LIABILITY INSURANCE POLICY

In consideration of the premium paid, and in reliance on all statements made and information furnished to Markel Bermuda Limited herein called the "Insurer" and subject to the Declarations and endorsements made a part hereof and the terms, conditions and limitations set forth herein, the Insurer and the Insured Entity, on its behalf and on behalf of all persons and entity(s) entitled to coverage hereunder, agree as follows:

I. INSURING CLAUSE

The Insurer shall pay the Insured for loss upon exhaustion of all applicable underlying limits by actual payments by the insurers of the UNDERLYING INSURANCE, the Insured, any insurer of a difference-in-conditions policy that is excess of this policy, and/or any other source, subject to: the terms and conditions of the FOLLOWED POLICY (excluding any such terms and conditions that are inconsistent with the terms of this policy); the Limit of Liability as stated in Item 3 of the Declarations; and the terms and conditions of, and the endorsements attached to, this policy. In no event will this policy provide coverage broader than that provided by any UNDERLYING INSURANCE, or any policy issued by any participating quota share insurer, unless such broader coverage is specifically agreed to by the Insurer herein or in an endorsement to this policy.

II. TERMS AND CONDITIONS

A. NOTICE AND LOSS PROVISIONS

1. Any notice required to be given by the terms of the FOLLOWED POLICY shall be given to the Insurer at the address indicated in Item 8 of the Declarations.
2. This policy shall follow the notice of claim and/or notice of circumstance provisions of the FOLLOWED POLICY, except as stated otherwise herein.
3. With respect to the defense and settlement of any claim that appears to be reasonably likely to involve the Insurer, the Insured shall give the Insurer such information, assistance and cooperation as the Insurer may reasonably request and as shall be in the Insured’s power and shall do nothing that would prejudice the Insurer’s position or potential rights of recovery.
4. Only those settlements, stipulated judgments and defense costs which have been consented to by the Insurer shall be recoverable as loss under the terms of this policy. The Insurer’s consent shall not be unreasonably withheld, provided the Insurer shall be entitled to effectively associate in the defense and the negotiation of any settlement of any claim.

B. FOLLOWING FORM

1. This policy, except as herein stated, is subject to all terms, conditions, agreements and limitations of the FOLLOWED POLICY in all respects as of the effective date of this policy. The Insured agrees that should any mid-term change to the FOLLOWED POLICY be made by rewrite or endorsement, such change shall not be effective as to this policy without the written consent of the Insurer, which consent shall not be unreasonably withheld. It is further agreed that should the Insurer consent to any change of this policy, the premium hereon may be adjusted accordingly.
2. In the event of the depletion of the limits of liability of the UNDERLYING INSURANCE solely as a result of actual payment of losses thereunder this policy shall, subject to the Limit of Liability set forth in Item 3 of the Declarations and to the other terms of this policy, continue to apply for subsequent losses as excess insurance over the amount of insurance remaining under such UNDERLYING INSURANCE. In the event of the exhaustion of all of the limits of liability of such UNDERLYING INSURANCE the remaining limits available under this policy shall, subject to the Limit of Liability set forth in Item 3 of the Declarations and to the other terms of this policy, continue for subsequent losses as primary insurance and any retention specified in the FOLLOWED POLICY shall be imposed under this policy. Payments made by insurers issuing such UNDERLYING INSURANCE in accordance with any State Amendatory endorsement or sub-limit of liability shall be deemed to apply toward exhaustion of the limits of liability of the UNDERLYING INSURANCE but this policy shall not follow such state amendatory endorsement or sub-limit of liability.
3. This policy, subject to all its terms, conditions and endorsements, will not drop down to make payment for loss in place of UNDERLYING INSURANCE for any reason.

C. CANCELLATION CLAUSE

The Insured shall give notice to the Insurer when practicable of the cancellation of any UNDERLYING INSURANCE. In the event any UNDERLYING INSURANCE is cancelled by the insurer thereon, this policy shall continue in full force and effect for the remainder of the POLICY PERIOD and the Insurer shall be liable to the same extent that it would have been liable if such UNDERLYING INSURANCE had remained in effect.

This policy shall follow the cancellation terms of the FOLLOWED POLICY except that in the event the Insurer cancels this policy for non-payment of premium, this policy shall be void as of the inception date of the POLICY PERIOD.

D. PUNITIVE DAMAGES

This policy shall cover punitive damages unless such damages are excluded under the terms and conditions of the FOLLOWED POLICY. Furthermore, if the FOLLOWED POLICY is determined not to cover punitive damages solely due to the insurability of such damages under applicable law, then this policy shall nonetheless provide coverage for punitive damages as if all UNDERLYING INSURANCE had provided such coverage. This policy will not drop down to provide coverage for punitive damages in place of UNDERLYING INSURANCE.

E. ALTERNATIVE DISPUTE RESOLUTION

1. It is agreed that any dispute arising out of or in connection with this policy, including any question regarding its existence, validity or termination, shall be referred to and finally resolved solely by Arbitration or Alternative Dispute Resolution (ADR).

2. This policy shall follow the terms of the FOLLOWED POLICY with respect to Arbitration or ADR only when said terms require the dispute to proceed in Hamilton, Bermuda; London, England; or Toronto or Vancouver, Canada.

3. In the event the applicable FOLLOWED POLICY does not provide for Arbitration or ADR in Hamilton, Bermuda; London, England; or Toronto or Vancouver, Canada, the Insured shall select one of the following venues and procedural laws for such Arbitration or ADR:

   (i) Arbitration held in Hamilton, Bermuda under The Bermuda International Conciliation and Arbitration Act of 1993 (exclusive of the Conciliation Part of such act) as may be amended and supplemented, or under the English Arbitration Act of 1996 as may be amended and supplemented, which Acts are deemed incorporated by reference into this clause, or

   (ii) Arbitration held in London, England under the English Arbitration Act of 1996, as may be amended and supplemented, which Act is deemed incorporated by reference into this clause, or

   (iii) Arbitration held in Toronto or Vancouver, Canada under the English Arbitration Act of 1996, as may be amended and supplemented, which Acts are deemed incorporated by reference into this clause.

4. Where the Insured and Insurer are parties to the dispute, the Insured shall make the selection referenced in paragraph 3 above. Where the Insurer and a party deriving rights through or asserting rights on behalf of the Insured are parties to a dispute, the Insurer shall make the selection referenced in paragraph 3 above.

5. The number of arbitrators shall be three.

6. Each party shall bear the costs of its own arbitrator. The remaining cost of arbitration shall be borne equally by the parties.

7. All awards made by the Arbitration Board shall be final and no right of appeal shall lie from any award rendered by the Arbitration Board.

8. No person or organization shall have any right under this policy to join the Insurer as a party to any action against the Insured to determine the Insured's liability, nor shall the Insurer be impleaded by the Insured or their legal representatives. The Insurer and the Insured agree that in the event that claims for indemnity or contribution are asserted in any action or proceeding against the Insurer by any of the Insured's other insurers in a jurisdiction or forum other than that set forth in this clause, the Insured will in good faith take all reasonable steps requested by the Insurer to assist the Insurer in obtaining a dismissal of these claims (other than on the merits). The Insured will, without limitation, undertake to the court or other tribunal to reduce

any judgment or award against such other insurers to the extent that the court or tribunal determines that the Insurer would have been liable to such insurers for indemnity or contribution pursuant to this policy. The Insured shall be entitled to assert claims against the Insurer for coverage under this policy, including, without limitation, for amounts by which the Insured reduced its judgment against such other insurers in respect of such claims for indemnity or contribution, in an arbitration between the Insurer and the Insured pursuant to this clause; provided, however, that the Insurer in such arbitration in respect of such reduction of any judgment shall be entitled to raise any defenses under this policy and any other defenses (other than jurisdiction defenses) as it would have been entitled to raise in the action or proceeding with such insurers.

F. CHOICE OF LAW

This policy shall be construed and enforced in accordance with the applicable law determined under the FOLLOWED POLICY (with the exception of the procedural law required under this policy's Alternative Dispute Resolution clause E.), except insofar as such laws may prohibit payment hereunder in respect of punitive damages, in which case, the laws of England and Wales shall apply.

NOTICE SEVERABILITY ENDORSEMENT

It is hereby agreed that Section II TERMS AND CONDITIONS A. is deleted and replaced by the following:

A. NOTICE AND LOSS PROVISIONS

1. Any notice required to be given by the terms of the FOLLOWED POLICY shall be given to the Insurer at the address indicated in Item 8 of the Declarations.
2. This policy shall follow the notice of claim and/or notice of circumstance provisions of the FOLLOWED POLICY, except as stated otherwise herein.
3. With respect to the defense and settlement of any claim that appears to be reasonably likely to involve the Insurer, the Insured shall give the Insurer such information, assistance and cooperation as the Insurer may reasonably request and as shall be in the Insured's power and shall do nothing that would prejudice the Insurer's position or potential rights of recovery, provided, that the failure of one Insured to comply with this provision shall not impair the rights of any other Insured individual (as defined in the FOLLOWED POLICY) under this Policy.
4. Only those settlements, stipulated judgments and defense costs which have been consented to by the Insurer shall be recoverable as loss under the terms of this policy. The Insurer's consent shall not be unreasonably withheld, provided the Insurer shall be entitled to effectively associate in the defense and the negotiation of any settlement of any claim.

All other terms and conditions of this Policy remain unchanged.

The effective date of this endorsement is July 1, 2024
(at 12:01 A.M. prevailing time at the address of the Named Insured as shown in item 1 of the Declarations)

This endorsement is attached to and made a part of Policy No. MKLB25GPL0005621
of MARKEL BERMUDA LIMITED.

Issued to: Fidelity Fixed Income and Asset Allocation Funds c/o FMR LLC

Date of Issue: November 18, 2024

End No.: 1

MARKEL

RLI

IMPORTANT NOTICE TO POLICYHOLDERS

TERRORISM RISK INSURANCE ACT, AS AMENDED

Under the Terrorism Risk Insurance Act, as amended (the "**Act**"), we must make coverage for "**certified acts of terrorism**" available in the policies we offer. We notified you at the time of offer and purchase of the policy to which this Notice is attached that this coverage would be a part of your policy. The premium allocated for such coverage is shown on the Declarations page of the policy.

You should know that where coverage is provided by this policy for losses resulting from certified acts of terrorism, such losses may be partially reimbursed by the United States government under a formula established by federal law. Under this formula, the United States government generally reimburses 85% through 2015; 84% beginning on January 1, 2016; 83% beginning on January 1, 2017; 82% beginning January 1, 2018; 81% beginning January 1, 2019 and 80% beginning January 1, 2020 of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage.

You should also know that the Act contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers' liability for losses resulting from certified acts of terrorism when the amount of such losses in any one calendar year exceeds $100 billion. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

Specific coverage terms for terrorism, including limitations and exclusions, are more fully described in endorsements attached to the policy. Your policy may contain an exclusion for losses that are not eligible for federal reinsurance under the Act.

Definitions:

"**Certified act of terrorism**," as defined in Section 102(1) of the Act, means an act that is certified by the Secretary of the Treasury – in consultation with the Secretary of Homeland Security, and the Attorney General of the United States – to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

Excess Policy Declarations

RLI Insurance Company
9025 North Lindbergh Drive
Peoria, Illinois 61615
Phone: (309) 692-1000

A stock insurance company, herein called the Company.

Policy No. EPG0032819

Item 1. **Entity** - Name and Address:
Fidelity Fixed Income And Asset Allocation Funds
c/o FMR LLC - 88 Black Falcon
First Floor, East Side, Suite 167, Mailzone V7E
Boston, MA 02210

Item 2. **Policy Period**:
From: 07/01/2024
To: 07/01/2025
at 12:01 a.m. at the address stated in Item 1.

Item 3. Limit of Liability:
Each **Policy Period** $10,000,000 XS of $220,000,000
Premium: $ 95,380

Item 4. **Underlying Insurance**:

	Insurer	Policy Number	Limits	Policy Period
(A) Primary Policy:	Chubb Bermuda Insurance Ltd.	10153-017-A	$10,000,000 XS of $175,000,000	07/01/2024 - 07/01/2025
(B) Other Policies:				
First Excess	American International Reinsurance Company, Ltd.	33089991	$15,000,000 XS of $185,000,000	07/01/2024 - 07/01/2025
Second Excess	Berkshire Hathaway Specialty Insurance Company	47-EPF-329660-02	$10,000,000 XS of $200,000,000	07/01/2024 - 07/01/2025
Third Excess	Markel Bermuda Insurance	MKLB25GPL0005620	$10,000,000 XS of $210,000,000	07/01/2024 - 07/01/2025

Item 5. Endorsements Effective at Inception:
EPG 900 (01/15), ILF 0001C (04/16), RIL 110A (01/08), RIL 200 (10/00), RIL 2133C (01/15), UW 20342 (03/12), MNU-XLP-044 (07/24), MNU-XLP-045 (07/24), MNU-XLP-046 (07/24), MNU-XLP-047 (07/24), MNU-XLP-048 (07/24), MNU-XLP-082 (07/24), MNU-XLP-083 (07/24)

Item 6. Termination of Prior Policies: EPG0032262

Item 7. Pending or Prior Date: August 01, 2008

Item 8. Notice to the Insurer shall be addressed to: RLI Insurance Company
9025 North Lindbergh Drive
Peoria, Illinois 61615-1431

The Insurer issuing this Policy has caused this Policy to be signed by its authorized officers, but it shall not be valid unless also signed by a duly Authorized Representative.

Date: July 24, 2024

Christina G. Dean
Authorized Company Representative

RLI Insurance Company
9025 North Lindbergh Drive, Peoria, IL 61615

SUPPLEMENTAL DECLARATIONS

Policy No: EPG0032819

Named Insured and Mailing Address

Fidelity Fixed Income And Asset Allocation Funds
c/o FMR LLC - 88 Black Falcon
First Floor, East Side, Suite 167, Mailzone V7E
Boston, MA 02210

Portion of premium attributable to coverage for Certified Acts of Terrorism $0

RLI Insurance Company

Excess Policy

In consideration of the payment of the premium and subject to the Declarations, limitations, conditions, provisions and other terms of this Policy, RLI Insurance Company, herein called the "Insurer," and the Insureds agree as follows:

INSURING CLAUSE

1. The Insurer shall provide the **Insureds** with insurance during the **Policy Period** excess of the **Underlying Limit**. Coverage hereunder shall attach only after the insurers of the **Underlying Insurance** shall have paid in legal currency the full amount of the **Underlying Limit** for such **Policy Period**. Coverage hereunder shall then apply in conformance with the terms and conditions of the **Primary Policy** and, to the extent coverage is further limited or restricted thereby, the terms and conditions of any other **Underlying Insurance**, except as otherwise provided herein. In no event shall this Policy grant broader coverage than would be provided by any of the **Underlying Insurance**.

DEFINITIONS

2. When used in this Policy:

   (a) "**Entity**" means the organization designated in Item 1. of the Declarations.

   (b) "**Insureds**" means those persons or organizations insured under the **Primary Policy**.

   (c) "**Primary Policy**" means the policy scheduled in Item 4.(A) of the Declarations or any policy of the same insurer replacing or renewing such policy.

   (d) "**Policy Period**" means the period of time specified in Item 2. of the Declarations, subject to prior termination in accordance with Section 13. below. If any extended reporting period is exercised, such extension shall be treated as set forth in the **Primary Policy**.

   (e) "**Sublimit**" means any **Underlying Insurance** limit of liability which:

      (i) applies only to a portion of the coverage granted under such **Underlying Insurance**, and

      (ii) reduces and is part of the otherwise applicable limits of liability of such **Underlying Insurance** as set forth in Item 4. of the Declarations.

   (f) "**Underlying Insurance**" means all policies scheduled in Item 4. of the Declarations and any policies of the same insurers replacing or renewing them.

   (g) "**Underlying Limit**" means the amount equal to the aggregate of all limits of liability as set forth in Item 4. of the Declarations for all **Underlying Insurance** plus the applicable uninsured retention, if any, under the **Primary Policy**.

MAINTENANCE OF UNDERLYING INSURANCE

3. All **Underlying Insurance** shall be maintained in full effect during the **Policy Period** and each such policy shall afford the same coverage as such policy afforded at inception of this **Policy Period**, except for any depletion or exhaustion of the **Underlying Limit** solely by reason of payment of losses thereunder. If the **Underlying Insurance** is not so maintained, the Insurer shall not be liable under this Policy to a greater extent than it would have been had such **Underlying Insurance** been so maintained.

DEPLETION OF UNDERLYING LIMIT

4. Only in the event of reduction or exhaustion of the **Underlying Limit** by reason of the insurers of the **Underlying Insurance**, or the **Insureds** in the event of financial impairment or insolvency of an insurer of the **Underlying Insurance**, paying in legal currency loss which, except for the amount thereof, would have been covered hereunder, this Policy shall:

   (a) in the event of reduction of the **Underlying Limit**, attach excess of the reduced **Underlying Limit**, and

   (b) in the event of exhaustion of the **Underlying Limit**, continue in force as primary insurance, subject to its terms and conditions and any retention applicable to the **Primary Policy**, which retention shall be applied to any subsequent loss in the same manner as specified in the **Primary Policy**.

   The risk of uncollectability of any **Underlying Insurance**, whether because of financial impairment or insolvency of an underlying insurer or any other reason, is expressly retained by the **Insureds** and is not in any way insured or assumed by the Insurer.

UNDERLYING SUBLIMITS

5. If any **Underlying Limit** is subject to a **Sublimit**:

   (a) coverage hereunder shall not drop down excess of such **Sublimit**, however

   (b) the **Underlying Limit** shall be recognized hereunder as depleted to the extent of any payment of covered loss subject to such **Sublimit**.

LIMIT OF LIABILITY

6. The Insurer's maximum liability for all loss covered under this Policy shall be the amount set forth in Item 3. of the Declarations.

CLAIM PARTICIPATION

7. The Insurer may, at its sole discretion, elect to participate in the investigation, settlement or defense of any claim covered by this Policy even if the **Underlying Insurance** has not been exhausted.

PENDING OR PRIOR MATTERS

8. The Insurer shall not be liable under this Policy for any loss which is based upon, arises from or is in consequence of any demand, suit or other proceeding pending, or order, decree or judgment entered against any **Insured** on or prior to the Pending or Prior Date set forth in Item 7. of the Declarations, or the same or any substantially similar fact, circumstance or situation underlying or alleged therein.

SUBROGATION - RECOVERIES

9. In the event of any payment under this Policy, the Insurer shall be subrogated to the extent of such payment to all the **Insureds'** rights of recovery and the **Insureds** shall execute all papers required and shall do everything necessary to secure and preserve such rights, including the execution of such documents necessary to enable the Insurer effectively to bring suit in the name of the **Insured**.

   Any amounts recovered after payment hereunder, through subrogation or otherwise, shall be apportioned in the inverse order of payment of loss hereunder. The expenses of all recovery proceedings shall be apportioned among the recipients of the recovery in the ratio of their respective recoveries.

NOTICE

10. The **Insureds** shall, as a condition precedent to exercising their rights under this Policy, give to the Insurer written notice of any of the following events as soon as practicable, but in no event later than thirty (30) days after such event:

(a) the alteration or cancellation of any **Underlying Insurance**;

(b) any notice by the **Insureds** under any **Underlying Insurance**;

(c) any additional or return premiums charged or paid in connection with any **Underlying Insurance**; and

(d) the exhaustion of the limit of liability under any **Underlying Insurance**.

All notices to the Insurer under this Policy shall be given, in writing, to the address shown in Item 8. of the Declarations. Such notice shall be effective on the date of receipt by the Insurer at such address.

INSURER AUTHORIZATION CLAUSE

11. By acceptance of this Policy, the **Entity** agrees to act on behalf of all the **Insureds** with respect to the giving and receiving of notice of claim or termination, the payment of premiums and the receiving of any return premiums that may become due under this Policy, the negotiation, agreement to and acceptance of endorsements, and the giving or receiving of any notice provided for under this Policy (except the giving of notice to apply for any extended reporting period), and the **Insureds** agree that the **Entity** shall act on their behalf.

ALTERATION

12. No change in, modification of, or assignment of interest under this Policy shall be effective except when made by written endorsement to this Policy which is signed by an authorized employee of the Insurer.

TERMINATION

13. This Policy shall terminate at the earliest of the following times:

(a) sixty (60) days after the receipt by the **Entity** of a written notice of termination from the Insurer;

(b) upon the receipt by the Insurer of written notice of termination from the **Entity**;

(c) upon expiration of the **Policy Period**; or

(d) at such other time as may be agreed upon by the Insurer and the **Entity**.

Notice to the **Insureds** of cancellation or nonrenewal of any **Underlying Insurance** duly given by any underlying insurer shall serve as notice to the **Insureds** of cancellation or nonrenewal of this Policy by the Insurer.

The Insurer shall refund the unearned premium computed at customary short rates if the Policy is terminated by the **Entity**. Under any other circumstances the refund shall be computed pro rata.

TERMINATION OF PRIOR POLICIES

14. Any policies specified in Item 6. of the Declarations shall terminate, if not already terminated, as of the inception date of this Policy.

In witness whereof, the Insurer issuing this Policy has caused this Policy to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

Corporate Secretary

President & COO

Coverage: **Excess Liability**

Insurer: **RLI Insurance Company**

Effective date of
this endorsement: **07/01/2024**

To be attached to and form part of
Policy No. **EPG0032819**

Issued to: **Fidelity Fixed Income And Asset Allocation Funds**

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

CAP ON LOSSES FROM CERTIFIED ACTS OF TERRORISM

With respect to any one or more certified acts of terrorism, we will not pay any amount for which we are not responsible under the terms of the Terrorism Risk Insurance Act, as amended ("Terrorism Risk Insurance Act"), due to the application of any clause which results in a cap on our liability for payments for terrorism losses.

"Certified act of terrorism" means an act that is certified by the Secretary of the Treasury, in consultation with the Secretary of Homeland Security and the Attorney General of the United States, to be an act of terrorism pursuant to the Terrorism Risk Insurance Act. The Terrorism Risk Insurance Act includes the following criteria for a certified act of terrorism:

1. The act resulted in aggregate losses in excess of $5 million; and

2. The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

If aggregate insured losses attributable to certified acts of terrorism under the Terrorism Risk Insurance Act exceed $100 billion in a calendar year (January 1 through December 31) and we have met our insurer deductible under the Terrorism Risk Insurance Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to the pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

Under this formula, the United States government generally reimburses 85% through 2015; 84% beginning on January 1, 2016; 83% beginning on January 1, 2017; 82% beginning January 1, 2018; 81% beginning January 1, 2019 and 80% beginning January 1, 2020 of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage.

We will have no liability for any certified act of terrorism should the Terrorism Risk Insurance Act be terminated, not renewed, allowed to expire, or otherwise discontinued. Regardless of when during the Policy Period such termination, nonrenewal, expiration, or discontinuation occurs, our liability for any certified act of terrorism will cease immediately at the date and time of such termination, nonrenewal, expiration, or discontinuation of the Terrorism Risk Insurance Act.

If the Terrorism Risk Insurance Act is terminated, not renewed, allowed to expire, or otherwise discontinued during the Policy Period and we have charged premium for coverage under the Terrorism Risk Insurance Act, we will reimburse the premium, if any, charged for coverage under the Terrorism Risk Insurance Act on a customary pro rata basis.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Policy Number: EPG0032819

RLI Insurance Company
Peoria, Illinois 61615

ATTENTION POLICYHOLDER:

KEEP THIS NOTICE WITH YOUR INSURANCE PAPERS

Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false, incomplete, or misleading information, or conceals information concerning any material fact thereto, commits a fraudulent insurance act, which is a crime punishable by incarceration, and shall also be subject to civil penalties.

RLI Insurance Company
Peoria, Illinois 61615

NOTICE TO POLICYHOLDERS

REGARDING THE UNITED STATES TREASURY DEPARTMENT – OFFICE OF FOREIGN ASSETS CONTROL (OFAC)

This Policyholder Notice does not provide coverage nor can it be construed to replace any provisions of your policy. Please read your policy carefully to determine your rights, duties, and what is and what is not covered by your policy. This Notice should only be used to provide information concerning the possible impact of your insurance coverage as it relates to directives issued by OFAC.

PLEASE READ THIS NOTICE CAREFULLY.

OFAC administers and enforces economic and trade sanctions and places restrictions on certain transactions. OFAC acts pursuant to Executive Orders of the President of the United States and specific legislation. OFAC has identified and named numerous foreign agents, front organizations, terrorists, terrorist organizations, and narcotics traffickers, among others, as “Specially Designated Nationals and Blocked Persons.” The complete list can be found on the United States Treasury website – http://www.treas.gov/ofac.

Various trade or economic sanctions and other laws or regulations prohibit us from providing insurance in certain circumstances. In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance contract is considered a blocked or frozen contract and will be considered null and void. When an insurance policy is considered to be a blocked or frozen contract, all provisions of this insurance will be immediately subject to OFAC, and neither payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments may also apply.

SIGNATURE PAGE

In Witness Whereof, we have caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by our authorized representative.

Corporate Secretary

President & COO

Excess Policy

Effective date of
this endorsement: **07/01/2024**

Insurer: **RLI Insurance Company**

Issued to: **Fidelity Fixed Income And Asset Allocation Funds**

To be attached to and form part of
Policy No.: **EPG0032819**

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

AMEND DEPLETION OF UNDERLYING LIMIT (II)

It is hereby understood and agreed that Section 4., **DEPLETION OF UNDERLYING LIMIT**, of this Policy is deleted in its entirety and replaced with the following:

"**DEPLETION OF UNDERLYING LIMIT**

4. Only in the event of reduction or exhaustion of the **Underlying Limit** having been paid in legal currency by the insurers of the **Underlying Insurance**, the **Insureds**, or any other source, regardless of the reason for such other source paying Loss, this Policy shall:

(a) in the event of reduction of the **Underlying Limit**, attach excess of the reduced **Underlying Limit**, and

(b) in the event of exhaustion of the **Underlying Limit**, continue in force as primary insurance, subject to its terms and conditions and any retention applicable to the **Primary Policy**, which retention shall be applied to any subsequent Loss in the same manner as specified in the **Primary Policy**.

The risk of uncollectability of any **Underlying Insurance**, whether because of financial impairment or insolvency of an underlying insurer or any other reason, is expressly retained by the **Insureds** and is not in any way insured or assumed by the Insurer."

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

Excess Policy

Effective date of
this endorsement: **07/01/2024**

Insurer: **RLI Insurance Company**

Issued to: **Fidelity Fixed Income And Asset Allocation Funds**

To be attached to and form part of
Policy No.: **EPG0032819**

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

IDL ENDORSEMENT (II)

It is hereby understood and agreed that the definition of "**Insureds**" in Section 2., **DEFINITIONS**, is deleted in its entirety and replaced with the following:

"(b) "**Insureds**" means any Independent Director(s) of the **Entity**."

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

Excess Policy

Effective date of
this endorsement: **07/01/2024**

Insurer: **RLI Insurance Company**

Issued to: **Fidelity Fixed Income And Asset Allocation Funds**

To be attached to and form part of
Policy No.: **EPG0032819**

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

AMEND SECTION 8. PENDING OR PRIOR MATTERS (II)

It is hereby understood and agreed that Section 8., **PENDING OR PRIOR MATTERS**, is deleted in its entirety and replaced with the following:

"**PENDING OR PRIOR MATTERS**

8. The Insurer shall not be liable under this Policy for any loss which is based upon, arises from or is in consequence of any suit or other proceeding pending, or order, decree or judgment entered against any **Insured** on or prior to the Pending or Prior Date set forth in Item 7. of the Declarations, or the same or any substantially similar fact, circumstance or situation underlying or alleged therein."

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

Excess Policy

Effective date of
this endorsement: **07/01/2024**

Insurer: **RLI Insurance Company**

Issued to: **Fidelity Fixed Income And Asset Allocation Funds**

To be attached to and form part of
Policy No.: **EPG0032819**

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

AMEND SECTION 13. TERMINATION (II)

It is hereby understood and agreed that Section 13., **TERMINATION**, is amended by deleting subparagraph (a) in its entirety.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

Excess Policy

Effective date of
this endorsement: **07/01/2024**

Insurer: **RLI Insurance Company**

Issued to: **Fidelity Fixed Income And Asset Allocation Funds**

To be attached to and form part of
Policy No.: **EPG0032819**

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

AMEND SECTION 10. NOTICE

It is hereby understood and agreed that Section 10., **NOTICE**, is deleted in its entirety and replaced with the following:

"NOTICE

10. The **Insureds** shall give to the Insurer written notice of any of the following events as soon as practicable, but in no event later than thirty (30) days after such event:

(a) the alteration or cancellation of any **Underlying Insurance**;

(b) any notice by the **Insureds** under any **Underlying Insurance**;

(c) any additional or return premiums charged or paid in connection with any **Underlying Insurance**; and

(d) the exhaustion of the limit of liability under any **Underlying Insurance**.

All notices to the Insurer under this Policy shall be given, in writing, to the address shown in Item 8. of the Declarations. Such notice shall be effective on the date of receipt by the Insurer at such address."

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

Excess Policy

Effective date of
this endorsement: **07/01/2024**

Insurer: **RLI Insurance Company**

Issued to: **Fidelity Fixed Income And Asset Allocation Funds**

To be attached to and form part of
Policy No.: **EPG0032819**

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

INCLUDE ANY OTHER SOURCE ENDORSEMENT

It is agreed that:

1. **INSURING CLAUSE** 1. of this Policy is deleted in its entirety and replaced by the following:

   The Insurer shall provide the **Insureds** with insurance during the **Policy Period** excess of the **Underlying Limit**. Coverage hereunder shall attach only after the insurers of the **Underlying Insurance**, the **Insureds,** or any other source shall have paid in legal currency the full amount of the **Underlying Limit** for such **Policy Period**. Coverage hereunder shall then apply in conformance with the terms and conditions of the **Primary Policy**, except as otherwise provided herein. In no event shall this Policy grant broader coverage than would be provided by any of the **Underlying Insurance**.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Excess Policy

Effective date of
this endorsement: **07/01/2024**

Insurer: **RLI Insurance Company**

Issued to: **Fidelity Fixed Income And Asset Allocation Funds**

To be attached to and form part of
Policy No.: **EPG0032819**

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND SECTION 7. CLAIM PARTICIPATION

It is agreed that Section 7., **CLAIM PARTICIPATION**, is deleted from this Policy in its entirety and replaced with the following:

7. **CLAIM PARTICIAPTION**

The Insurer may, at is sole discretion, elect to participate in the investigation, settlement or defense of any claim covered by and reasonably likely to impact this Policy even if the **Underlying Insurance** has not been exhausted.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producer-compensation or by calling 1-800-706-3102.

AIG®

National Union Fire Insurance Company of Pittsburgh, Pa. ®

A capital stock company

Policy Number: 01-347-75-65 Replacement of: 01-309-54-25

EXCESS EDGE®

NOTICES: Depending on the terms, conditions and limitations of the Followed Policy, this policy may (1) only provide coverage for loss from claims first made or first made and reported during its Policy Period; (2) have its limit of liability reduced by the payment of defense costs and/or claim expenses, and (3) not impose a duty to defend on the Insurer. Please read the Followed Policy and this policy carefully and discuss the coverage provided thereunder and hereunder with your insurance agent or broker.

DECLARATIONS

Policyholder:	FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS C/O FMR LLC			
Policyholder Address:	88 BLACK FALCON, 1st FLOOR, EA SIDE, SUITE 167, MAILZONE V7E BOSTON, MA 02210	**Limit of Liability:**	$	10,000,000
		Total Underlying Limits:	$	230,000,000
Policyholder Domicile:	Massachusetts	**Policy Period:** From:		July 1, 2024
Insurer Address:	1271 Ave of Americas, FL 37 New York, NY 10020-1304	To:		July 1, 2025
		Premium:	$	94,430
Claims Address: e-mail:	c-claim@AIG.com	**TRIA Premium**		0
Mail:	AIG, Financial Lines Claims P.O. Box 25947 Shawnee Mission, KS 66225			^^

SCHEDULE OF UNDERLYING COVERAGE

	Underlying Insurer	Underlying Policy	Underlying Limit	Underlying Policy Period
	PLEASE SEE ATTACHED SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM			

The **Policy Period** incepts and expires as of 12:01 A.M. at the **Policyholder Address.** Terms with **"Bold"** typeface are used in this policy with the meanings and values ascribed to them above; however, subject to the Changes clause, the **"Followed Policy"** means the policy in the Schedule with an "*" at the beginning of its row, but only with respect to the following **Followed Coverage Section(s)**: PLEASE SEE ATTACHED SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM.'**TRIA Premium**' means the premium for Certified Acts of Terrorism Coverage under Terrorism Risk Insurance Act, as amended. Amount indicated above is included in **Premium.** A copy of the TRIA disclosure sent with the original quote is attached hereto.

1240133

In consideration of the payment of the premium, National Union Fire Insurance Company of Pittsburgh, Pa.® (the "**Insurer**") and insureds agree as follows:

INSURING AGREEMENT This policy shall provide coverage in accordance with the same terms, conditions and limitations of the **Followed Policy**, as modified by and subject to the terms, conditions and limitations of this policy.

The **Insurer's** coverage obligations under this policy attach to the **Insurer** only after the **Total Underlying Limits** have been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of amounts covered under the **Underlying Policies**. This policy shall continue in force as primary insurance only upon the exhaustion of the **Total Underlying Limits** by reason of such payments and satisfaction of any applicable retention. This policy shall recognize erosion of an **Underlying Limit** of an **Underlying Policy** through payments by others of covered amounts under that **Underlying Policy**. The risk of uncollectability of any part of the **Total Underlying Limits**, for any reason, is expressly retained by the **Policyholder** and any insureds, and is not insured under this policy or assumed by the **Insurer**.

LIMIT OF LIABILITY The **Limit of Liability** is the aggregate limit of the **Insurer's** liability for all coverage under this policy.

NOTICES Where the **Followed Policy** requires or permits notice to its insurer, the **Policyholder** or the insureds have the same obligations and rights to notify the **Insurer** under this policy, except that with respect to this policy, any notice to the **Insurer** must be directed as follows: (i) for claims-related matters, by mail or e-mail to the **Claims Address**; and (ii) for all other notices, by mail to the **Insurer Address**.

RIGHTS The **Insurer** shall have the same rights, privileges and protections afforded to the **Underlying Insurer** of the **Followed Policy** in accordance with the terms, conditions and limitations of the **Followed Policy**. The **Insurer** shall also have the right, in its sole discretion, but not the obligation, to effectively associate with the insureds in the defense and settlement of any claim that appears to be reasonably likely to involve the **Insurer**. The **Policyholder**, its subsidiaries and any insureds shall provide the **Insurer** with such information, assistance and cooperation as the **Insurer** may reasonably request and shall not do anything that prejudices the **Insurer's** position or potential rights of recovery.

RELIANCE The **Insurer** has issued this policy in reliance upon the completeness and accuracy of the applications, warranties, statements, the binders for the **Underlying Policies**, any attachments thereto and any other materials submitted for this policy, which shall be deemed attached hereto and made a part hereof.

CHANGES If, subsequent to the issuance of the **Followed Policy**, the terms, conditions or limitations of an **Underlying Policy** are modified, the insureds must notify the **Insurer** in writing, as soon as practicable, of such modification. If any changes to the **Followed Policy**: (i) expand coverage, (ii) change the policyholder name or address, or (iii) modify premium, this policy shall not follow those changes unless the **Insurer** reflects its agreement to do so in a written endorsement to this policy.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

PRESIDENT	AUTHORIZED REPRESENTATIVE	SECRETARY

COUNTERSIGNATURE (WHERE REQUIRED BY LAW)	DATE	COUNTERSIGNATURE LOCATION

WILLIS TOWERS WATSON NORTHEAST INC
75 ARLINGTON STREET
FLOOR 10
BOSTON, MA 02116
1240133

POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM INSURANCE COVERAGE
(COVERAGE INCLUDED)

Coverage for acts of terrorism is included in your policy. You are hereby notified that under the Terrorism Risk Insurance Act, as amended in 2015, the definition of act of terrorism has changed. As defined in Section 102(1) of the Act: The term "act of terrorism" means any act that is certified by the Secretary of the Treasury—in consultation with the Secretary of Homeland Security, and the Attorney General of the United States—to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion. Under your coverage, any losses resulting from certified acts of terrorism may be partially reimbursed by the United States Government under a formula established by the Terrorism Risk Insurance Act, as amended. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States Government generally reimburses 85% through 2015; 84% beginning on January 1, 2016; 83% beginning on January 1, 2017; 82% beginning on January 1, 2018; 81% beginning on January 1, 2019 and 80% beginning on January 1, 2020 of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers' liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The portion of your annual premium that is attributable to coverage for acts of terrorism is $0, and does not include any charges for the portion of losses covered by the United States government under the Act.

SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM

In consideration of the premium charged, it is hereby understood and agreed that the Declarations are amended as follows:

1. To delete the stated **SCHEDULE OF UNDERLYING COVERAGE** in its entirety and replace it with the following:

SCHEDULE OF UNDERLYING COVERAGE				
	Underlying Insurer	Underlying Policy	Underlying Limit	Underlying Policy Period
	Berkshire Hathaway Specialty Insurance Company	*47-EPF-315881-04*	*$10,000,000 Primary*	*07/01/2024 to 07/01/2025*
	ACE American Insurance Company	*G23656280 017*	*$10,000,000 Excess of $10,000,000*	*07/01/2024 to 07/01/2025*
	National Union Fire Insurance Company of Pittsburgh, Pa.	*01-307-65-49*	*$10,000,000 Excess of $20,000,000*	*07/01/2024 to 07/01/2025*
	ICI Mutual Insurance Company	*87153124D*	*$10,000,000 Excess of $30,000,000*	*07/01/2024 to 07/01/2025*
	Allied World Assurance Company	*C014841/014*	*$10,000,000 Excess of $40,000,000*	*07/01/2024 to 07/01/2025*
	QBE Insurance Corporation	*130005115*	*$10,000,000 Excess of $50,000,000*	*07/01/2024 to 07/01/2025*
	Travelers Casualty and Surety Company of America	*106547114*	*$10,000,000 Excess of $60,000,000*	*07/01/2024 to 07/01/2025*
	Continental Casualty Company	*287273571*	*$10,000,000 Excess of $70,000,000*	*07/01/2024 to 07/01/2025*
	Starr Indemnity & Liability Company	*1000059076241*	*$10,000,000 Excess of $80,000,000*	*07/01/2024 to 07/01/2025*
	AXIS Insurance Company	*P-001-000158031-05*	*$5,000,000 Excess of $90,000,000*	*07/01/2024 to 07/01/2025*

1240133

	Zurich American Insurance Company	EOC-0905341-01	$5,000,000 Excess of $95,000,000	07/01/2024 to 07/01/2025
	Freedom Specialty Insurance Company	XMF2400061	$10,000,000 Part of $50,000,000 Excess of $100,000,000	07/01/2024 to 07/01/2025
	Everest National Insurance Company	FL5EX00719-241	$7,000,000 Part of $50,000,000 Excess of $100,000,000	07/01/2024 to 07/01/2025
	Twin City Fire Insurance Co.	08 DA 0252127 24	$10,000,000 Part of $50,000,000 Excess of $100,000,000	07/01/2024 to 07/01/2025
	XL Specialty Insurance Company	ELU197863-24	$5,000,000 Part of $50,000,000 Excess of $100,000,000	07/01/2024 to 07/01/2025
	Mosaic Syndicate Services Limited	13015P24	$5,000,000 Part of $50,000,000 Excess of $100,000,000	07/01/2024 to 07/01/2025
	Ironshore Indemnity Inc.	IA7NAB0949005	$5,000,000 Part of $50,000,000 Excess of $100,000,000	07/01/2024 to 07/01/2025
	U.S. Specialty Insurance Company	24-MGU-24-A58943	$8,000,000 Part of $50,000,000 Excess of $100,000,000	07/01/2024 to 07/01/2025
*	TWIN CITY FIRE INSURANCE CO.	08 DC 0665817-24	$5,000,000 Part of $25,000,000 Excess of $150,000,000	07/01/2024 to 07/01/2025
*	Berkley Insurance Company - US	BPRO8116229	$5,000,000 Part of $25,000,000 Excess of $150,000,000	07/01/2024 to 07/01/2025
*	Endurance American Insurance Company	FIX30063561700	$2,500,000 Part of $25,000,000 Excess of $150,000,000	07/01/2024 to 07/01/2025
*	Old Republic Insurance Company	ORPRO 13 102508	$2,500,000 Part of $25,000,000 Excess of $150,000,000	07/01/2024 to 07/01/2025
*	Freedom Specialty Insurance Company	XMF2410841	$2,500,000 Part of $25,000,000 Excess of $150,000,000	07/01/2024 to 07/01/2025

1240133

*	*Liberty Specialty Markets Agency Limited*	*LSMAFL473348A*	*$2,500,000 Part of $25,000,000 Excess of $150,000,000*	*07/01/2024 to 07/01/2025*
*	*Arch Reinsurance Ltd*	*BFI0070459-00*	*$2,500,000 Part of $25,000,000 Excess of $150,000,000*	*07/01/2024 to 07/01/2025*
*	*Allianz Global Risks US Insurance Company*	*USF05426524*	*$2,500,000 Part of $25,000,000 Excess of $150,000,000*	*07/01/2024 to 07/01/2025*
	Chubb Bermuda Insurance Ltd.	*10153-017-A*	*$10,000,000 Excess of $175,000,000*	*07/01/2024 to 07/01/2025*
	American International Reinsurance Company, Ltd.	*33089992*	*$15,000,000 Excess of $185,000,000*	*07/01/2024 to 07/01/2025*
	Berkshire Hathaway Specialty Insurance Company	*47-EPF-329663-02*	*$10,000,000 Excess of $200,000,000*	*07/01/2024 to 07/01/2025*
	Markel Bermuda Limited	*MKLB25GPL0005621*	*$10,000,000 Excess of $210,000,000*	*07/01/2024 to 07/01/2025*
	RLI Insurance Company	*EPG0032819*	*$10,000,000 Excess of $220,000,000*	*07/01/2024 to 07/01/2025*

2. To delete the Definition of "**Followed Policy**" and replace it with the following:

"**Followed Policy**" means the policy in the Schedule with an "*" at the beginning of its row, but only with respect to the following **Followed Coverage Section(s)**: ALL

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

1240133

ENDORSEMENT# 1

This endorsement, effective at 12:01 AM July 1, 2024 forms a part of
Policy number 01-347-75-65
Issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS
C/O FMR LLC

By: National Union Fire Insurance Company of Pittsburgh, Pa.

Product Name: Excess Edge

INSURING AGREEMENT AMENDATORY ENDORSEMENT
COVERED AMOUNTS REPLACED WITH LOSS

In consideration of the premium charged, it is hereby understood and agreed that the *INSURING AGREEMENT* Clause is deleted in its entirety and replaced with the following:

INSURING AGREEMENT

This policy shall provide coverage in accordance with the same terms, conditions and limitations of the **Followed Policy**, as modified by and subject to the terms, conditions and limitations of this policy.

The **Insurer's** obligations under this policy for any covered **Loss** attach to the **Insurer** only after the **Total Underlying Limits** have been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of **Loss** under the **Underlying Policies**. This policy shall continue in force as primary insurance only upon the exhaustion of the **Total Underlying Limits** by reason of such payments and satisfaction of any applicable retention. This policy shall recognize erosion of an **Underlying Limit** of an **Underlying Policy** through payments by others of **Loss** under that **Underlying Policy**. The risk of uncollectability of any part of the **Total Underlying Limits**, for any reason, is expressly retained by the **Policyholder** and any insureds, and is not insured under this policy or assumed by the **Insurer**.

"**Loss**" shall have the same meaning in this policy as such term is defined in the **Followed Policy.**

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT# 2

This endorsement, effective at 12:01 AM July 1, 2024 forms a part of
Policy number 01-347-75-65
Issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS
C/O FMR LLC

By: National Union Fire Insurance Company of Pittsburgh, Pa.
Product Name: Excess Edge

RELIANCE CLAUSE AMENDED
(FOLLOW SEVERABILITY, RESCISSION OR VOIDANCE TERMS)

In consideration of the premium charged, it is hereby understood and agreed that the *RELIANCE* Clause is amended by adding the following to the end thereof:

> Notwithstanding the foregoing, this policy shall follow any provisions in the **Followed Policy** regarding: (i) the reliance upon or severability of the statements, representations or warranties of any **Insured** and (ii) rescission or voidance of the **Followed Policy.**

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT# 3

This endorsement, effective at 12:01 AM July 1, 2024 forms a part of
Policy number 01-347-75-65
Issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS
C/O FMR LLC

By: National Union Fire Insurance Company of Pittsburgh, Pa.

Product Name: Excess Edge

RIGHTS CLAUSE AMENDED
(SEVERABILITY - FAILURE OF INSURED PERSON)

This endorsement modifies insurance provided under the following:

EXCESS EDGE

In consideration of the premium charged, it is hereby understood and agreed that the *RIGHTS* Clause is amended to include the following at the end thereof:

> The failure of any insured person to give the **Insurer** cooperation and information as required in the preceding paragraph shall not impair the rights of any other insured person under this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

END 003

ENDORSEMENT# 4

This endorsement, effective at 12:01 AM July 1, 2024 forms a part of
Policy number 01-347-75-65
Issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS
C/O FMR LLC

By: National Union Fire Insurance Company of Pittsburgh, Pa.

Product Name: Excess Edge

ECONOMIC SANCTIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

Coverage shall only be provided and payment of loss under this policy shall only be made in full compliance with enforceable United Nations economic and trade sanctions and the trade and economic sanction laws or regulations of the European Union and the United States of America, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

END 004

ENDORSEMENT# 5

This endorsement, effective at 12:01 AM July 1, 2024 forms a part of
Policy number 01-347-75-65
Issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS
C/O FMR LLC

By: National Union Fire Insurance Company of Pittsburgh, Pa.

Product Name: Excess Edge

FEDERAL SHARE OF COMPENSATION UNDER TRIA AND CAP ON LOSSES ENDORSEMENT

This endorsement modifies insurance provided by this Policy:

DISCLOSURE

You should know that where coverage is provided by this Policy for losses resulting from "Certified Acts of Terrorism" (as defined by Section 102 (1) of United States Terrorism Risk Insurance Act), such losses may be partially reimbursed by the United States Government under a formula established by federal law. However, your Policy may contain other exclusions which might affect your coverage such as, an exclusion for nuclear events. Under the formula, the United States Government generally reimburses 85% through 2015; 84% beginning on January 1, 2016; 83% beginning on January 1, 2017; 82% beginning January 1, 2018; 81% beginning January 1, 2019 and 80% beginning on January 1, 2020, of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage.

You should also know that the Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits United States Government reimbursement as well as insurers' liability for losses resulting from "Certified Acts of Terrorism" when the amount of such losses in any one calendar year exceeds $100 billion. If the aggregate insured losses for all insurers exceed $100 billion in a calendar year and if we have met our insurer deductible, we are not liable for the payment of any portion of the amount of such losses that exceeds $100 billion; and for aggregate insured losses up to $100 billion, we will only pay a pro rata share of such insured losses as determined by the Secretary of the Treasury.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

END 005

ENDORSEMENT# *6*

This endorsement, effective *12:01 AM July 1, 2024* forms a part of
policy number *01-347-75-65*
issued to *FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS*
C/O FMR LLC

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
103224	02/10	EXCESS DEC AND POLICY - ADMITTED
96556	01/15	TRIA DEC DISCLOSURE FORM
103496	11/09	SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM
117455	03/14	INSURING AGMT AMENDATORY (COVERED AMOUNTS REPLACED WITH LOSS)
120234	08/15	RELIANCE CLAUSE AMENDED (FOLLOW SEVERABILITY RESCISSION OR VOIDANCE TERMS)
115891	10/13	RIGHTS CLAUSE AMENDED (SEVERABILITY - FAILURE OF INSURED PERSON)
119679	09/15	ECONOMIC SANCTIONS ENDORSEMENT
125595	03/17	FEDERAL SHARE OF COMPENSATION UNDER TRIA AND CAP ON LOSSES ENDORSEMENT
78859	10/01	FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

END 006

AIG

CLAIM REPORTING FORM

Issuing Company: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Reported under Policy/Bond Number: 01-347-75-65 Date: ________

Type of Coverage: D&O ____ E&O ____ Fidelity ____ (complete the Fidelity Supplemental on the next page)

Insured's Name, as given on Policy Declarations (Face Page):

FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

C/O FMR LLC

____

Contact Person: ________

Title: ________

Phone: (____) ____-____ Ext ____

eMail: ________ @ ________

Case or Claimant Name: ________

____

If the party involved is different from "Insured" Name (as given on Policy Declarations) state relationship:

____

Insurance Broker/Agent: WILLIS TOWERS WATSON NORTHEAST INC

Address: 75 ARLINGTON STREET, FLOOR 10

Address: BOSTON, MA 02116

Contact: MARY COUGHLIN Phone: ________

eMail: mary.coughlin@willistowerswatson.com

Send Notice of Claims to:

AIG
Financial Lines Claims
P.O. Box 25947
Shawnee Mission, KS 66225

Phone: (888) 602- 5246
Fax: (866) 227- 1750
Email: c- Claim@AIG.com

CLAIM REPORTING FORM
FIDELITY SUPPLEMENTAL

(Only complete this supplemental if the Claim is being reported under Fidelity Coverage)

Issuing Company: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Reported under Policy/Bond Number: 01-347-75-65

Date of Discovery: ____________________ Estimated Amount of loss: ____________________

Cause of Loss:				
	Employee Dishonesty	______	Computer Fraud	______
	Funds Transfer	______	Robbery/Burglary	______
	ID Theft	______	Forgery	______
	Client Property	______	In Transit	______
	ERISA	______	Credit Card Forgery	______
	Other	______	if Other, describe:	____________________

Send Notice Of Claims To:

AIG
Financial Lines Claims
P.O. Box 25947
Shawnee Mission, KS 66225

Phone: (888) 602-5246
Fax: (866) 227-1750
Email: c-Claim@AIG.com

centralized Customer Link and Information Management

XL Insurance

AXA XL - Professional Insurance
100 Constitution Plaza, 17th Floor,
Hartford, CT 06103
Phone 860-246-1863, Fax 860-246-1899

August 16, 2024

Mary Coughlin
Willis Towers Watson Northeast Inc
75 Arlington Street
Floor 10
Boston, MA 02116

Re: Fidelity Fixed Income and Asset Allocation Funds
Excess IDL Policy

Dear Mary,

Enclosed, please find the policy for **Fidelity Fixed Income and Asset Allocation Funds**. Thank you for choosing XL Insurance. Please call if you have any questions or concerns.

Sincerely,

Bill Caporale

mk

Policy Number: **ELU197866-24**
Renewal of Number: ELU190962-23

XL Specialty Insurance Company
(Hereafter called the Insurer)

EXCESS POLICY DECLARATIONS

Executive Offices:
70 Seaview Avenue
Stamford, CT 06902-6040
Telephone 877-953-2636

Regulatory Office:
505 Eagleview Blvd., Ste. 100
Exton, PA 19341-1120
Telephone: 800-327-1414

THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

Item 1. Name and Mailing Address of Insured Entity:

Fidelity Fixed Income and Asset Allocation Funds
c/o FMR LLC, 88 Black Falcon
First Floor, East Side, Suite167
Boston, MA 02210

The Insured Entity will be the sole agent for and will act on behalf of the Insured with respect to all matters under this Policy.

Item 2. Policy Period: **From:** July 01, 2024 **To:** July 01, 2025

At 12:01AM Standard Time at your Mailing Address Shown Above

Item 3. Limit of Liability:

$15,000,000 Aggregate each **Policy Period** (including Defense **Expenses**)

Item 4. Schedule of Underlying Insurance:

		Insurer	Policy No	Limit of Liability
(a)	Primary Policy	Chubb Bermuda Insurance Ltd.	10153-017-A	$10,000,000
(b)	Underlying Excess Policy	American International Reinsurance Company, Ltd	33089992	$15,000,000
		Berkshire Hathaway Specialty Insurance Company	47-EPF-329663-02	$10,000,000
		Markel Bermuda Limited	MKLB25GPL0005621	$10,000,000
		RLI Insurance Company	EPG0032819	$10,000,000
		National Union Fire Insurance Company of Pittsburgh, PA	01-347-75-65	$10,000,000

Item 5. Notices required to be given to the Insurer must be addressed to:

XL Professional Insurance
100 Constitution Plaza, 13th Floor
Hartford, CT 06103
by electronic mail (email) to: proclaimnewnotices@axaxl.com.
Toll Free Telephone: 877-953-2636

Item 6.	**Premium:**	
	Taxes, Surcharges or Fees:	$0.00
	Total Policy Premium:	$137,650.00

Item 7. **Policy Forms and Endorsements Attached at Issuance:**

XS 71 00 05 14 XS 80 224 11 21 XS 80 07 12 14 Manuscript 1783 07 05 XS 80 10 01 15 XS 80 67 04 16 Manuscript 18910 02 16

THESE **DECLARATIONS** AND THE POLICY, WITH THE ENDORSEMENTS, ATTACHMENTS, AND THE **APPLICATION** SHALL CONSTITUTE THE ENTIRE AGREEMENT BETWEEN THE INSURER AND THE **INSURED** RELATING TO THIS INSURANCE.

IN WITNESS

XL SPECIALTY INSURANCE COMPANY

REGULATORY OFFICE
505 EAGLEVIEW BOULEVARD, SUITE 100
DEPARTMENT: REGULATORY
EXTON, PA 19341-1120
PHONE: 800-688-1840

It is hereby agreed and understood that the following In Witness Clause supercedes any and all other In Witness clauses in this policy.

All other provisions remain unchanged.

IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.

Lucy Pilko	Toni Ann Perkins
President	Secretary

POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM
INSURANCE COVERAGE

Coverage for acts of terrorism is included in your policy. You are hereby notified that the Terrorism Risk Insurance Act, as amended in 2019, defines an act of terrorism in Section 102(1) of the Act: The term “act of terrorism” means any act or acts that are certified by the Secretary of the Treasury - in consultation with the Secretary of Homeland Security, and the Attorney General of the United States —to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion. Under your coverage, any losses resulting from certified acts of terrorism may be partially reimbursed by the United States Government under a formula established by the Terrorism Risk Insurance Act, as amended. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States Government generally reimburses 80% beginning on January 1, 2020, of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers’ liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The portion of your annual premium that is attributable to coverage for acts of terrorism is $waived, and does not include any charges for the portion of losses covered by the United States government under the Act.

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Policyholder Notice provides information concerning possible impact on your insurance coverage due to the impact of U.S. Trade Sanctions[1]. Please read this Policyholder Notice carefully.

In accordance with the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") regulations, or any other U.S. Trade Sanctions applied by any regulatory body, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law, is a Specially Designated National and Blocked Person ("SDN"), or is owned or controlled by an SDN, this insurance will be considered a blocked or frozen contract. When an insurance policy is considered to be such a blocked or frozen contract, neither payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

[1] "U.S Trade Sanctions" may be promulgated by Executive Order, act of Congress, regulations from the U.S. Departments of State, Treasury, or Commerce, regulations from the State Insurance Departments, etc.

PRIVACY POLICY

The AXA XL insurance group (the "Companies"), believes personal information that we collect about our customers, potential customers, and proposed insureds (referred to collectively in this Privacy Policy as "customers") must be treated with the highest degree of confidentiality. For this reason and in compliance with the Title V of the Gramm-Leach-Bliley Act ("GLBA"), we have developed a Privacy Policy that applies to all of our companies. For purposes of our Privacy Policy, the term "personal information" includes all information we obtain about a customer and maintain in a personally identifiable way. In order to assure the confidentiality of the personal information we collect and in order to comply with applicable laws, all individuals with access to personal information about our customers are required to follow this policy.

Our Privacy Promise

Your privacy and the confidentiality of your business records are important to us. Information and the analysis of information is essential to the business of insurance and critical to our ability to provide to you excellent, cost-effective service and products. We understand that gaining and keeping your trust depends upon the security and integrity of our records concerning you. Accordingly, we promise that:

1. We will follow strict standards of security and confidentiality to protect any information you share with us or information that we receive about you;
2. We will verify and exchange information regarding your credit and financial status only for the purposes of underwriting, policy administration, or risk management and only with reputable references and clearinghouse services;
3. We will not collect and use information about you and your business other than the minimum amount of information necessary to advise you about and deliver to you excellent service and products and to administer our business;
4. We will train our employees to handle information about you or your business in a secure and confidential manner and only permit employees authorized to use such information to have access to such information;
5. We will not disclose information about you or your business to any organization outside the XL Catlin insurance group of Companies or to third party service providers unless we disclose to you our intent to do so or we are required to do so by law;
6. We will not disclose medical information about you, your employees, or any claimants under any policy of insurance, unless you provide us with written authorization to do so, or unless the disclosure is for any specific business exception provided in the law;
7. We will attempt, with your help, to keep our records regarding you and your business complete and accurate, and will advise you how and where to access your account information (unless prohibited by law), and will advise you how to correct errors or make changes to that information; and
8. We will audit and assess our operations, personnel and third party service providers to assure that your privacy is respected.

Collection and Sources of Information

We collect from a customer or potential customer only the personal information that is necessary for (a) determining eligibility for the product or service sought by the customer, (b) administering the product or service obtained, and (c) advising the customer about our products and services. The information we collect generally comes from the following sources:

- Submission – During the submission process, you provide us with information about you and your business, such as your name, address, phone number, e-mail address, and other types of personal identification information;
- Quotes – We collect information to enable us to determine your eligibility for the particular insurance product and to determine the cost of such insurance to you. The information we collect will vary with the type of insurance you seek;

- Transactions – We will maintain records of all transactions with us, our affiliates, and our third party service providers, including your insurance coverage selections, premiums, billing and payment information, claims history, and other information related to your account;
- Claims – If you obtain insurance from us, we will maintain records related to any claims that may be made under your policies. The investigation of a claim necessarily involves collection of a broad range of information about many issues, some of which does not directly involve you. We will share with you any facts that we collect about your claim unless we are prohibited by law from doing so. The process of claim investigation, evaluation, and settlement also involves, however, the collection of advice, opinions, and comments from many people, including attorneys and experts, to aid the claim specialist in determining how best to handle your claim. In order to protect the legal and transactional confidentiality and privileges associated with such opinions, comments and advice, we will not disclose this information to you; and
- Credit and Financial Reports – We may receive information about you and your business regarding your credit. We use this information to verify information you provide during the submission and quote processes and to help underwrite and provide to you the most accurate and cost-effective insurance quote we can provide.

Retention and Correction of Personal Information

We retain personal information only as long as required by our business practices and applicable law. If we become aware that an item of personal information may be materially inaccurate, we will make reasonable effort to re-verify its accuracy and correct any error as appropriate.

Storage of Personal Information

We have in place safeguards to protect data and paper files containing personal information.

Sharing/Disclosing of Personal Information

We maintain procedures to assure that we do not share personal information with an unaffiliated third party for marketing purposes unless such sharing is permitted by law. Personal information may be disclosed to an unaffiliated third party for necessary servicing of the product or service or for other normal business transactions as permitted by law.

We do not disclose personal information to an unaffiliated third party for servicing purposes or joint marketing purposes unless a contract containing a confidentiality/non-disclosure provision has been signed by us and the third party. Unless a consumer consents, we do not disclose “consumer credit report” type information obtained from an application or a credit report regarding a customer who applies for a financial product to any unaffiliated third party for the purpose of serving as a factor in establishing a consumer’s eligibility for credit, insurance or employment. “Consumer credit report type information” means such things as net worth, credit worthiness, lifestyle information (piloting, skydiving, etc.) solvency, etc. We also do not disclose to any unaffiliated third party a policy or account number for use in marketing. We may share with our affiliated companies information that relates to our experience and transactions with the customer.

Policy for Personal Information Relating to Nonpublic Personal Health Information

We do not disclose nonpublic personal health information about a customer unless an authorization is obtained from the customer whose nonpublic personal information is sought to be disclosed. However, an authorization shall not be prohibited, restricted or required for the disclosure of certain insurance functions, including, but not limited to, claims administration, claims adjustment and management, detection, investigation or reporting of actual or potential fraud, misrepresentation or criminal activity, underwriting, policy placement or issuance, loss control and/or auditing.

Access to Your Information

Our employees, employees of our affiliated companies, and third party service providers will have access to information we collect about you and your business as is necessary to effect transactions with you. We may also disclose information about you to the following categories of person or entities:

- Your independent insurance agent or broker;
- An independent claim adjuster or investigator, or an attorney or expert involved in the claim;
- Persons or organizations that conduct scientific studies, including actuaries and accountants;
- An insurance support organization;
- Another insurer if to prevent fraud or to properly underwrite a risk;
- A state insurance department or other governmental agency, if required by federal, state or local laws; or
- Any persons entitled to receive information as ordered by a summons, court order, search warrant, or subpoena.

Violation of the Privacy Policy

Any person violating the Privacy Policy will be subject to discipline, up to and including termination.

For more information or to address questions regarding this privacy statement, please contact your broker.

NOTICE TO POLICYHOLDERS

FRAUD NOTICE

Alabama	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or who knowingly presents false information in an application for insurance is guilty of a crime and may be subject to restitution fines or confinement in prison, or any combination thereof.
Arkansas	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
California	For your protection California law requires the following to appear on this form: Any person who knowingly presents false or fraudulent information to obtain or amend insurance coverage or to make a claim for the payment of a loss is guilty of a crime and may be subject to fines and confinement in state prison.
Colorado	**It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance, and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policyholder or claimant for the purpose of defrauding or attempting to defraud the policyholder or claimant with regard to a settlement or award payable from insurance proceeds shall be reported to the Colorado Division of Insurance within the Department of Regulatory Agencies.**
District of Columbia	**WARNING**: It is a crime to provide false or misleading information to an insurer for the purpose of defrauding the insurer or any other person. Penalties include imprisonment and/or fines. In addition, an insurer may deny insurance benefits if false information materially related to a claim was provided by the applicant.
Florida	Any person who knowingly and with intent to injure, defraud, or deceive any insurer files a statement of claim or an application containing any false, incomplete, or misleading information is guilty of a felony of the third degree.
Kansas	A "fraudulent insurance act" means an act committed by any person who, knowingly and with intent to defraud, presents, causes to be presented or prepares with knowledge or belief that it will be presented to or by an insurer, purported insurer, broker or any agent thereof, any written, electronic, electronic impulse, facsimile, magnetic, oral, or telephonic communication or statement as part of, or in support of, an application for the issuance of, or the rating of an insurance policy for personal or commercial insurance, or a claim for payment or other benefit pursuant to an insurance policy for commercial or personal insurance that such person knows to contain materially false information concerning any fact material thereto; or conceals, for the purpose of misleading, information concerning any fact material thereto.
Kentucky	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any materially false information or conceals, for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime.
Louisiana	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Maine	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines, or denial of insurance benefits.
Maryland	Any person who knowingly or willfully presents a false or fraudulent claim for payment of a loss or benefit or who knowingly or willfully presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
New Jersey	Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties.

New Mexico	ANY PERSON WHO KNOWINGLY PRESENTS A FALSE OR FRAUDULENT CLAIM FOR PAYMENT OF A LOSS OR BENEFIT OR KNOWINGLY PRESENTS FALSE INFORMATION IN AN APPLICATION FOR INSURANCE IS GUILTY OF A CRIME AND MAY BE SUBJECT TO CIVIL FINES AND CRIMINAL PENALTIES.
New York	**General: All applications for commercial insurance, other than automobile insurance:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each such violation. **All applications for automobile insurance and all claim forms**: Any person who knowingly makes or knowingly assists, abets, solicits or conspires with another to make a false report of the theft, destruction, damage or conversion of any motor vehicle to a law enforcement agency, the department of motor vehicles or an insurance company, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the value of the subject motor vehicle or stated claim for each violation. **Fire**: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime. The proposed insured affirms that the foregoing information is true and agrees that these applications shall constitute a part of any policy issued whether attached or not and that any willful concealment or misrepresentation of a material fact or circumstances shall be grounds to rescind the insurance policy.
Ohio	Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud.
Oklahoma	**WARNING**: Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for the proceeds of an insurance policy containing any false, incomplete or misleading information is guilty of a felony. **WARNING: All Workers Compensation Insurance**: Any person or entity who makes any material false statement or representation, who willfully and knowingly omits or conceals any material information, or who employs any device, scheme, or artifice, or who aids and abets any person for the purpose of: 1. obtaining any benefit or payment, 2. increasing any claim for benefit or payment, or 3. obtaining workers' compensation coverage under the Administrative Workers' Compensation Act, shall be guilty of a felony punishable pursuant to Section 1663 of Title 21 of the Oklahoma Statutes.

Pennsylvania	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties. **Automobile Insurance**: Any person who knowingly and with intent to injure or defraud any insurer files an application or claim containing any false, incomplete or misleading information shall, upon conviction, be subject to imprisonment for up to seven years and the payment of a fine of up to $15,000.
Puerto Rico	**Any person who knowingly and with the intention of defrauding presents false information in an insurance application, or presents, helps, or causes the presentation of a fraudulent claim for the payment of a loss or any other benefit, or presents more than one claim for the same damage or loss, shall incur a felony and, upon conviction, shall be sanctioned for each violation by a fine of not less than five thousand dollars ($5,000) and not more than ten thousand dollars ($10,000), or a fixed term of imprisonment for three (3) years, or both penalties. Should aggravating circumstances [be] present, the penalty thus established may be increased to a maximum of five (5) years, if extenuating circumstances are present, it may be reduced to a minimum of two (2) years.**
Rhode Island	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Tennessee	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits. **Workers' Compensation:** It is a crime to knowingly provide false, incomplete or misleading information to any party to a workers' compensation transaction for the purpose of committing fraud. Penalties include imprisonment, fines and denial of insurance benefits.
Utah	**Workers' Compensation**: Any person who knowingly presents false or fraudulent underwriting information, files or causes to be filed a false or fraudulent claim for disability compensation or medical benefits, or submits a false or fraudulent report or billing for health care fees or other professional services is guilty of a crime and may be subject to fines and confinement in state prison.
Virginia	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
Washington	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
West Virginia	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
All Other States	Any person who knowingly and willfully presents false information in an application for insurance may be guilty of insurance fraud and subject to fines and confinement in prison. (In Oregon, the aforementioned actions may constitute a fraudulent insurance act which may be a crime and may subject the person to penalties).

Endorsement No.: 1
Named Insured: Fidelity Fixed Income and Asset Allocation Funds
Policy No.: ELU198468-24
Policy Form: EXCESS POLICY

Effective: July 01, 2024
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

EXCESS TERRORISM ENDORSEMENT

In consideration of the premium charged, it is understood and agreed that any endorsement of the Underlying Insurance which specifically precludes coverage for an “insured loss” resulting from an “act of terrorism” (as such terms are defined in the Terrorism Risk Insurance Program Reauthorization Act of 2019) which would otherwise be provided coverage under the Underlying Insurance shall be inapplicable to this Policy (any such endorsement, a “Terrorism Endorsement”). Subject to all other terms, conditions and limitations of the Policy and the Underlying Insurance, other than the Terrorism Endorsement, coverage for acts of terrorism is included in this Policy as set forth in the Policy Holder Notice of Terrorism Insurance Coverage notice to this Policy. In any event, coverage hereunder will attach only after all of the Underlying Insurance has been exhausted by the actual payment of loss by the applicable insurers thereunder, regardless of whether any such Terrorism Endorsement is included in any Underlying Insurance. The Insurer will not be liable under this Policy to any earlier degree than the Insurer would have had this Endorsement not been a part of this Policy.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 2
Named Insured: Fidelity Fixed Income and Asset Allocation Funds
Policy No.: ELU198468-24

Effective: July 01, 2024
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

EXCESS ENDORSEMENT

In consideration of the premium charged:

(1) It is understood and agreed that the Limit of Liability for this Policy as set forth in Item 3 of the Declarations is the maximum amount payable, including Defense Expenses, by the Insurer under this Policy. Any provision of the Underlying Insurance indicating any ability or right to any reinstatement of such policy's limit of liability shall be inapplicable to this Policy, including any provision indicating a reinstatement of such policy's limit of liability during any extended discovery or reporting period. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

(2) It is understood and agreed that the Insurer is under no obligation to renew this Policy upon its expiration. Any provision of the Underlying Insurance indicating any automatic renewal of this Policy shall be inapplicable to this Policy. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 3
Named Insured: Fidelity Fixed Income and Asset Allocation Funds
Policy No.: ELU198468-24

Effective: July 01, 2024
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

FIDELITY FUNDS ENDORSEMENT

In consideration of the premium charged, it is understood and agreed that in the event there is an inconsistency between the language of this Policy and the language of the Primary Policy, then the language of the Primary Policy shall prevail, with the exception of the following provisions of the Primary Policy:

a) Items: III. LIMITS OF LIABILITY; IV. PREMIUM; VI. NOTICE TO INSURER; and VII. SCHEDULE OF UNDERLYING DIRECTORS AND OFFICERS INSURANCE of the Declarations

b) Clause 2. DEFINITIONS, Definitions (g) “Insurer”; (h) “Limit of Liability”; (l) “Policy”; and (p) “Underlying Insurance.”

c) Clause 5. ARBITRATION

And further, with respect to such language, Insurer shall mean XL Specialty Insurance Company. “Followed Policy” means: Excess and Difference-In-Conditions Insurance Policy No: 10153-016-A, Issued by: Chubb Bermuda Insurance Ltd. to Fidelity Fixed Income and Asset Allocation Funds for the Policy Period July 01, 2023 to July 01, 2024.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 4
Named Insured: Fidelity Fixed Income and Asset Allocation Funds
Policy No.: ELU198468-24

Effective: July 01, 2024
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

AMEND SECTION V ENDORSEMENT

In consideration of the premium charged, Section V. Notice, Alteration, and Termination (C) of the Policy is deleted in its entirety.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 5
Named Insured: Fidelity Fixed Income and Asset Allocation Funds
Policy No.: ELU198468-24
Policy Form: EXCESS POLICY

Effective: July 01, 2024
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

AMEND RIGHTS AND CLAIM PARTICIPATION ENDORSEMENT

In consideration of the premium charged, Section III Rights and Claim Participation of the Policy is amended to read in its entirety as follows:

"III. Rights and Claim Participation

The Insurer shall have the same rights, privileges and protections afforded to the insurer(s) of the Underlying Insurance and may, at its sole discretion, elect to participate in the investigation, settlement and/or defense of any claim against the insureds that appears to be reasonably likely to involve this Policy, even if the Underlying Insurance has not been exhausted. The insureds will provide such information and cooperation as is reasonably requested. The insureds shall not do anything that prejudices the Insurer's position or potential rights of recovery, including, but not limited to, terminating any Underlying Insurance. The failure of any insured to give the insurer cooperation and information as requested shall not impair the rights of any other insured under this Policy."

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 6
Named Insured: Fidelity Fixed Income and Asset Allocation Funds
Policy No.: ELU198468-24
Policy Form: EXCESS POLICY

Effective: July 01, 2024
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

AMEND SECTIONS I AND II ENDORSEMENT

In consideration of the premium charged, Sections I and II of the Policy are amended to read in thier entirety as follows:

"I. INSURING AGREEMENT

The Insurer will provide coverage excess of the Underlying Insurance stated in ITEM 4 of the Declarations. Coverage hereunder will apply in conformance with the terms, conditions, endorsements and warranties of the Primary Policy stated in ITEM 4 (A) of the Declarations. The coverage hereunder will attach only after all of the Underlying Insurance has been exhausted by the actual payment of Loss (as such term is defined in the Primary Policy) under the Underlying Insurance by the applicable insurers thereunder or by any other source. To the extent that any terms, conditions, and endorsements of the Policy may be inconsistent with any terms, conditions, and endorsements of the Primary Policy, the terms, conditions, and endorsements of this Policy shall govern.

II. DEPLETION OF UNDERLYING LIMITS OF LIABILITY

The coverage hereunder shall attach only after the limits of all Underlying Insurance have been exhausted by payment of Loss (as such term is defined in the Primary Policy). Subject to the terms, conditions, and endorsements of this Policy and the Underlying Insurance, this Policy will continue to apply to Loss (as such term is defined in the Primary Policy) as primary insurance in the event of the exhaustion of all of the limits of liability of such Underlying Insurance as the result of the actual payment of Loss (as such term is defined in the Primary Policy) by the applicable insurer thereunder or by any other source. Any risk of uncollectibility with respect to the Underlying Insurance will be expressly retained by the insureds and will not be assumed by the Insurer."

All other terms, conditions and limitations of this Policy shall remain unchanged.

EXCESS POLICY COVERAGE FORM

THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

In consideration of the payment of the premium and in reliance on all statements made and information furnished to the Insurer identified in the Declarations (the Insurer) and to the issuer(s) of the Underlying Insurance, the Insurer and the insureds agree as follows:

I. INSURING AGREEMENT

The Insurer will provide coverage excess of the Underlying Insurance stated in ITEM 4 of the Declarations. Coverage hereunder will apply in conformance with the terms, conditions, endorsements and warranties of both the Primary Policy stated in ITEM 4 (A) of the Declarations and of any other Underlying Excess Policy stated in ITEM 4 (B) of the Declarations. The coverage hereunder will attach only after all of the Underlying Insurance has been exhausted by the actual payment of covered amounts under the Underlying Insurance by the applicable insurers thereunder or by any other source. To the extent that any terms, conditions, and endorsements of the Policy may be inconsistent with any terms, conditions, and endorsements of the Underlying Insurance, the terms, conditions, and endorsements of this Policy shall govern.

II. DEPLETION OF UNDERLYING LIMITS OF LIABILITY

The coverage hereunder shall attach only after the limits of all Underlying Insurance have been exhausted by payment of covered amounts. Subject to the terms, conditions, and endorsements of this Policy and the Underlying Insurance, this Policy will continue to apply to covered amounts as primary insurance in the event of the exhaustion of all of the limits of liability of such Underlying Insurance as the result of the actual payment of covered amounts by the applicable insurer thereunder or by any other source. Any risk of uncollectibility with respect to the Underlying Insurance will be expressly retained by the insureds and will not be assumed by the Insurer.

III. RIGHTS AND CLAIM PARTICIPATION

The Insurer shall have the same rights, privileges and protections afforded to the insurer(s) of the Underlying Insurance and may, at its sole discretion, elect to participate in the investigation, settlement and/or defense of any claim against the insureds even if the Underlying Insurance has not been exhausted. The insureds will provide such information and cooperation as is reasonably requested. The insureds shall not do anything that prejudices the Insurer’s position or potential rights of recovery, including, but not limited to, terminating any Underlying Insurance.

IV. LIMIT OF LIABILITY

The amount stated in ITEM 3 of the Declarations is the limit of liability of the Insurer and shall be the maximum amount payable, including defense expenses, by the Insurer under this Policy. Defense expenses are part of and not in addition to the limit of liability and the payment of such will reduce the limit of liability.

V. NOTICE, ALTERATION, AND TERMINATION

(A) Where the Underlying Insurance permits or requires notice to the Insurer, the insureds shall have the same obligations and rights to notify the Insurer under this Policy. All notices required under the Underlying Insurance policies and this Policy shall be sent to the address set forth in ITEM (5) of the Declarations: Attention Claim Department or by electronic mail to: proclaimnewnotices@xlgroup.com. Notice given to any underlying insurer will not be deemed notice to the Insurer.

(B) No change in or modification of this Policy shall be effective unless made by endorsement. In the event of a change of any kind to any Underlying Insurance that broadens or expands coverage, this Policy will become subject to such change only if and to the extent that the Insurer consents to such change in writing and the insured pays any additional premium that may be required by the Insurer.

(C) This Policy will terminate immediately upon the termination of any of the Underlying Insurance, whether cancelled by the insured or the applicable insurer. Notice of cancellation or non-renewal of any such policies duly given by any of the applicable insurers shall serve as notice of the cancellation or non-renewal of this Policy by the Insurer.

ARCH INSURANCE COMPANY

(A Missouri Corporation)

Home Office Address:
2345 Grand Blvd, Suite 900
Kansas City, MO 64108

Administrative Address:
Harborside 3
210 Hudson Street, Suite 600
Jersey City, NJ 07311-1107
Tel: (866) 413-5550

ARCH ESSENTIAL EXCESS POLICY®
FOLLOW FORM EXCESS LIABILITY INSURANCE POLICY

THIS POLICY APPLIES ONLY TO CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD.

DECLARATIONS

Policy No.: AIX9300017-10

Item 1. Named Insured & Address:
Fidelity Fixed Income and Asset Allocation Funds
88 Black Falcon
First Floor, East Side, Suite 167, Mailzone V7E
Boston, MA 02210

Item 2. Policy Period:
From: July 1, 2024
To: July 1, 2025
12:01 a.m. local time at the address stated in Item 1

Item 3. Limit of Liability: $4,000,000 Part Of $20,000,000 Excess Of $255,000,000

Item 4. Underlying Insurance:

Primary Policy

Layer:	Insurer:	Policy No.:	Limit of Liability:	Attachment:
	Berkshire Hathaway Specialty Insurance Company	47-EPF-315881-04	$10,000,000	
Underlying Excess Policies				
First Excess	ACE American Insurance Company	G23656280 017	$10,000,000	$10,000,000

Second Excess	National Union Fire Insurance Company of Pittsburgh, Pa.	01-307-65-49	$10,000,000	$20,000,000
Third Excess	ICI Mutual Insurance Company, a Risk Retention Group	87153124D	$10,000,000	$30,000,000
Fourth Excess	Allied World Assurance Company, Ltd	C014841/014	$10,000,000	$40,000,000
Fifth Excess	QBE Insurance Corporation	130005115	$10,000,000	$50,000,000
Sixth Excess	Travelers Casualty and Surety Company of America	106547114	$10,000,000	$60,000,000
Seventh Excess	Continental Casualty Company	287273571	$10,000,000	$70,000,000
Eighth Excess	Starr Indemnity & Liability Company	1000059076241	$10,000,000	$80,000,000
Ninth Excess	AXIS Insurance Company	P-001-000158031-05	$5,000,000	$90,000,000
Tenth Excess	Zurich American Insurance Company	EOC-0905341-01	$5,000,000	$95,000,000
Eleventh Excess	Mosaic Syndicate Services Limited	13013P24	$5,000,000 Part Of $50,000,000	$100,000,000
	Freedom Specialty Insurance Company	XMF2400061	$10,000,000 Part Of $50,000,000	$100,000,000
	Twin City Fire Insurance Company	08 DA 0252123 24	$10,000,000 Part Of $50,000,000	$100,000,000
	U.S. Specialty Insurance Company	24-MGU-24-A58942	$8,000,000 Part Of $50,000,000	$100,000,000
	XL Specialty Insurance Company	ELU197867-24	$5,000,000 Part Of $50,000,000	$100,000,000
	Everest National Insurance Company	FL5EX00305-241	$7,000,000 Part Of $50,000,000	$100,000,000
	Ironshore Indemnity Inc.	IA7NAB095J005	$5,000,000 Part Of $50,000,000	$100,000,000
Twelfth Excess	Berkley Insurance Company	BPRO8116229	$5,000,000 Part Of $25,000,000	$150,000,000
	Twin City Fire Insurance Company	08 DC 0665819-24	$5,000,000 Part Of $25,000,000	$150,000,000
	Allianz Global Risks US Insurance Company	USF05426524	$2,500,000 Part Of $25,000,000	$150,000,000
	Liberty Specialty Markets Bermuda Limited	LSMAFL473348 A	$2,500,000 Part Of $25,000,000	$150,000,000

	Endurance American Insurance Company	FIX30063561700	$2,500,000 Part Of $25,000,000	$150,000,000
	Freedom Specialty Insurance Company	XMF2410841	$2,500,000 Part Of $25,000,000	$150,000,000
	Arch Reinsurance Ltd	BFI0070459-00	$2,500,000 Part Of $25,000,000	$150,000,000
	Old Republic Insurance Company	ORPRO 13 102508	$2,500,000 Part Of $25,000,000	$150,000,000
Thirteenth Excess	Chubb Bermuda Insurance Ltd.	10153-017-A	$10,000,000	$175,000,000
Fourteenth Excess	American International Reinsurance Company, Ltd.	33089992	$15,000,000	$185,000,000
Fifteenth Excess	Berkshire Hathaway Specialty Insurance Company	47-EPF-329663-02	$10,000,000	$200,000,000
Sixteenth Excess	Markel Bermuda Limited	MKLB25GPL0005621	$10,000,000	$210,000,000
Seventeenth Excess	RLI Insurance Company	EPG0032819	$10,000,000	$220,000,000
Eighteenth Excess	National Union Fire Insurance Company of Pittsburgh, Pa.	01-347-75-65	$10,000,000	$230,000,000
Ninteenth Excess	XL Specialty Insurance Company	ELU197866-24	$15,000,000	$240,000,000

Item 5. Extended Reporting Period:

Additional Period	1 Year
Additional Premium	150% Of The Annualized Policy Premium

Item 6. Notices to Insurer:

Notice Of **Claim(s)** To Be Sent To:
Arch Insurance Company
Executive Assurance Claims
1299 Farnam Street, Suite 500
Omaha, NE 68102
P.O. Box 542033
Omaha, NE 68154
Phone: 877 688-ARCH (2724)
Fax: 866 266-3630
E-mail: Claims@ArchInsurance.com

All Other Notices To Be Sent To:
Arch Insurance Company
Executive Assurance Underwriting
Harborside 3
210 Hudson Street, Suite 600
Jersey City, NJ 07311-1107
Tel: (866) 413-5550

Item 7. Policy Premium:		$31,350.00
Taxes, Surcharges and other Assessments, if applicable		$0.00
Premium Attributable to Terrorism Risk Insurance		$0.00
Included In Policy Premium	☒	
In Addition To Policy Premium	☐	

Item 8. Endorsements: See attached schedule of endorsements and notices.

Massachusetts Signature Page

IN WITNESS WHEREOF, Arch Insurance Company has caused this policy to be executed and attested.

Brian D. First	Regan Shulman
President	Secretary

SCHEDULE OF FORMS AND ENDORSEMENTS

NAMED INSURED: Fidelity Fixed Income and Asset Allocation Funds	**TERM**: July 01, 2024 to July 01, 2025
POLICY NUMBER: AIX9300017-10	

ENDT. NO.	FORM NO.	TITLE
	05 ML0002 22 06 13	MASSACHUSETTS SIGNATURE PAGE (ARCH INSURANCE)
	00 DOX0204 00 10 09	ARCH ESSENTIAL EXCESS POLICY
1	00 DOX0016 00 03 10	COVERAGE NOT FOLLOWING UNDERLYING TERMS - RECOGNIZING DEPLETION
2	00 DOX0122 00 12 09	QUOTA SHARE PARTICIPATION
3	00 ML0207 00 11 03 (00 ME3044 00 11 13)	AMEND EXHAUSTION OF THE UNDERLYING LIMIT BY OR ON BEHALF OF THE INSUREDS
4	00 ML0207 00 11 03 (00 ME3849 00 07 16)	AMEND SECTION 5. DUTIES IN THE EVENT OF A CLAIM COOPERATION SEVERABILITY
5	00 ML0207 00 11 03 (00 ME3307 00 04 15)	FOLLOW FORM LEAD DIC POLICY
6	00 ML0207 00 11 03 (00 ME0754 00 07 10)	FOLLOW FORM ENDORSEMENT (FIDELITY FIXED INCOME)
7	00 MLE0002 22 10 04	MASSACHUSETTS AMENDATORY ENDORSEMENT
	00 ML0065 00 06 07	U.S. TREASURY DEPARTMENT S OFFICE OF FOREIGN ASSETS CONTROL (OFAC)
	00 MLT0027 22 12 19	MASSACHUSETTS TERRORISM COVERAGE DISCLOSURE NOTICE

ARCH ESSENTIAL EXCESS®

FOLLOW FORM EXCESS LIABILITY INSURANCE POLICY

In consideration of the payment of the premium and in reliance upon the **Application**, the Insurer specified in the Declarations (the **"Insurer"**) and the **Insureds** agree as follows:

1. INSURING AGREEMENT

This Policy provides excess coverage after exhaustion of the **Underlying Limit**. Except as otherwise provided in this Policy, coverage under this Policy shall follow form to, and apply in conformance with, the provisions of the **Primary Policy** as of the inception of this Policy. Notwithstanding the foregoing, this Policy shall provide no broader coverage than the most restrictive policy of **Underlying Insurance**.

2. EXHAUSTION OF THE UNDERLYING LIMIT

A. The **Underlying Limit** shall be exhausted by payment, in legal currency, of covered **Loss** by the insurers of **Underlying Insurance**, the **Insureds**, or any **DIC Insurer**.

B. If this Policy becomes primary insurance because of the exhaustion of the **Underlying Limit**, the applicable deductible or retention of the **Primary Policy** shall apply to each **Claim** handled by the **Insurer** on a primary insurance basis. No deductible or retention shall apply to any **Claim** handled by the **Insurer** on an excess insurance basis.

C. If any policy of **Underlying Insurance** grants any coverage subject to a sub-limit of liability, this Policy shall not offer such coverage. However, this Policy shall recognize any reduction of the **Underlying Limit** by any payment under such coverage.

3. DEFINITIONS

Whether used in the singular or plural, the following terms shall have the meanings specified below:

A. **"Application"**, **"Claim"**, and **"Loss"** shall have the same meaning specified for such terms in the **Primary Policy**.

B. **"DIC Insurer"** means any insurer of an insurance policy written specifically excess of this Policy that is contractually obligated to drop down and pay covered **Loss** that is not paid by any **Underlying Insurance**. This Policy does not follow form to the provisions of the policy of such **DIC Insurer**.

C. **"Insureds"** means all persons and entities entitled to coverage under the **Primary Policy**.

D. **"Primary Policy"** and any **"Underlying Excess Policies"** are identified in Item 4 of the Declarations.

E. **"Underlying Insurance"** means the Primary Policy and any Underlying Excess Policies.

F. **"Underlying Limit"** means the aggregate sum of all limits of liability of all **Underlying Insurance**.

4. LIMIT OF LIABILITY

The Limit of Liability specified in Item 3 of the Declarations is the maximum aggregate amount that the **Insurer** shall pay under this Policy for all covered **Loss**, including, without limitation, defense costs.

5. DUTIES IN THE EVENT OF A CLAIM

The **Insureds** shall give notice to the **Insurer** of any **Claim** or potential **Claim** in conformance with the notice provisions of the **Primary Policy** except that such notice shall be delivered to the address specified in Item 6 of the Declarations. The **Insurer** shall have the right to participate in the investigation, settlement and defense of any **Claim** noticed under this Policy, even if the **Underlying Limit** has not been exhausted. The **Insureds** shall give the **Insurer** all information and cooperation as the **Insurer** may reasonably request.

6. EXTENDED REPORTING PERIOD

If the **Insureds** elect and are granted an extended reporting period or discovery period under all **Underlying Insurance**, then the **Insureds** shall also be entitled to elect an extended reporting period under this Policy. Such extended reporting period shall follow form to, and apply in conformance with, the provisions of the **Primary Policy** provided that the premium and duration of such extended reporting period shall be as specified in Item 5 of the Declarations.

7. MAINTENANCE OF UNDERLYING INSURANCE

All **Underlying Insurance** shall be maintained in full effect. Failure to maintain any **Underlying Insurance** shall: (i) result in the **Insureds** becoming self-insured for the limit of liability of any such **Underlying Insurance**; and (ii) not relieve the **Insurer** of any obligation under this Policy.

8. CHANGES

This Policy shall not be changed or assigned in any manner except by written agreement of the **Insurer**.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

COVERAGE NOT FOLLOWING UNDERLYING TERMS – RECOGNIZING DEPLETION

It is agreed that:

1. This Policy shall not pay any **Claim** covered under the terms and conditions listed below under Policy No. 47-EPF-315881-04 issued by Berkshire Hathaway Specialty Insurance Company:

Policy Section No. or Endorsement No.	Description
EP-MANU-002	MANUSCRIPT FUND POLICY - Financial Institution Bond

2. Notwithstanding the above, this Policy shall recognize any reduction of the **Underlying Limit** by any payment of any **Claim** under the coverage described in 1 above.

All other terms and conditions of this Policy remain unchanged.

Endorsement Number: 1

Policy Number: AIX9300017-10

Named Insured: Fidelity Fixed Income and Asset Allocation Funds

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date: July 1, 2024

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

QUOTA SHARE PARTICIPATION

It is agreed that:

1. This Policy is part of a quota share participation arrangement involving a total limit of liability of $20,000,000 involving the following insurers:

Quota Share Participant	Policy Number	Limit of Liability
Arch Insurance Company	AIX9300017-10	$4,000,000
ACE American Insurance Company	G27880745 008	$4,000,000
Continental Casualty Company	287402618	$4,000,000
U.S. Specialty Insurance Company	U724-621506	$4,000,000
Freedom Specialty Insurance Company	XMF2400081	$4,000,000

2. The **Insurer's** percentage participation in the quota share arrangement is 20%. Notwithstanding any other provision of this Policy, the **Insurer** shall only be liable for its percentage participation of covered **Loss**.

3. The liability of each participating insurer is several and not joint. The failure of any participating insurer to pay its share of covered **Loss** shall not increase the liability of any other participating insurer.

4. Each participating insurer shall make its own determination of whether **Loss** is covered under its policy. No participating insurer shall have any authority to bind any other participating insurer regarding any matter submitted for coverage.

All other terms and conditions of this Policy remain unchanged.

Endorsement Number: 2

Policy Number: AIX9300017-10

Named Insured: Fidelity Fixed Income and Asset Allocation Funds

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date: July 1, 2024

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND EXHAUSTION OF THE UNDERLYING LIMIT – BY OR ON BEHALF OF THE INSUREDS

It is agreed that Section 2. Exhaustion of the Underlying Limit A. is deleted and replaced with the following:

A. The **Underlying Limit** shall be exhausted by payment, in legal currency, of **Loss** by the insurers of the **Underlying Insurance**, by or on behalf of the **Insureds**, or any **DIC Insurer**.

All other terms and conditions of this Policy remain unchanged.

Endorsement Number: 3

Policy Number: AIX9300017-10

Named Insured: Fidelity Fixed Income and Asset Allocation Funds

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date: July 1, 2024

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND SECTION 5. DUTIES IN THE EVENT OF A CLAIM – COOPERATION SEVERABILITY

It is agreed that Section 5. is deleted and replaced by:

5. DUTIES IN THE EVENT OF A CLAIM

The **Insureds** shall give notice to the **Insurer** of any **Claim** or potential **Claim** in conformance with the notice provisions of the **Primary Policy** except that such notice shall be delivered to the address specified in Item 6 of the Declarations. The **Insurer** shall have the right to participate with the **Insureds** in the investigation, settlement and defense of any **Claim** noticed under this Policy that is reasonably likely to involve this Policy, even if the **Underlying Limit** has not been exhausted. The **Insureds** shall give the **Insurer** all information and cooperation as the **Insurer** may reasonably request.

The failure of any **Insured** to give the **Insurer** cooperation and information as required in the preceding paragraph shall not impair the rights of any other **Insured** under this Policy.

All other terms and conditions of this Policy remain unchanged.

Endorsement Number: 4

Policy Number: AIX9300017-10

Named Insured: Fidelity Fixed Income and Asset Allocation Funds

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date: July 1, 2024

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

FOLLOW FORM LEAD DIC POLICY

It is agreed that:

1. The term **"Primary Policy"**, wherever used in this Policy (other than in Declarations Item 4. Underlying Insurance and Section 3. Definitions, D and E) is amended to read **"Lead DIC Policy"**. **"Lead DIC Policy"** means the following policy of **Underlying Insurance**:

Insurer	Policy No.	Limit/Attachment
Chubb Bermuda Insurance Ltd.	10153-017-A	$10,000,000 / $175,000,000

2. The term **"Underlying Insurance"**, wherever used in this Policy (other than in Declarations Item 4. Underlying Insurance and Section 3. Definitions, E) is amended to read **"Underlying DIC Insurance"**. **"Underlying DIC Insurance"** means the following policies of **Underlying Insurance** that are specifically excess of the **Lead DIC Policy**:

Insurer	Policy No.	Limit/Attachment
American International Reinsurance Company, Ltd.	33089992	$15,000,000 / $185,000,000
Berkshire Hathaway Specialty Insurance Company	47-EPF-329663-02	$10,000,000 / $200,000,000
Markel Bermuda Limited	MKLB25GPL0005621	$10,000,000 / $210,000,000
RLI Insurance Company	EPG0032819	$10,000,000 / $220,000,000
National Union Fire Insurance Company of Pittsburgh, Pa.	01-347-75-65	$10,000,000 / $230,000,000
XL Specialty Insurance Company	ELU197866-24	$15,000,000 / $240,000,000

3. The term **"Underlying Limit"**, wherever used in this Policy (other than in Section 3. Definitions F.) is amended to read **"Underlying DIC Limit"**. **"Underlying DIC Limit"** means the aggregate sum of all limits of liability of the **Lead DIC Policy** and all **Underlying DIC Insurance**.

4. Section 1. INSURING AGREEMENT is deleted and replaced by:

This Policy provides excess coverage after exhaustion of the **Underlying DIC Limit**. Except as otherwise provided in this Policy, coverage under this Policy shall follow form to, and apply in conformance with the provisions of the **Lead DIC Policy** as of the inception of this Policy.

If the **Lead DIC Policy** and any **Underlying DIC Insurance** drop down in accordance with the terms of such policies, this Policy shall also drop down excess of the **Lead DIC Policy** and any **Underlying DIC Insurance**.

5. Section 3. DEFINITIONS C. is deleted and replaced by:

C. **"Insureds"** means all natural persons entitled to coverage under the **Lead DIC Policy**.

All other terms and conditions of this Policy remain unchanged.

Endorsement Number: 5

Policy Number: AIX9300017-10

Named Insured: Fidelity Fixed Income and Asset Allocation Funds

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date: July 1, 2024

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

FOLLOW FORM ENDORSEMENT (FIDELITY FIXED INCOME)

It is agreed that in the event of a conflict between the provisions of this Policy and the **Lead DIC Policy**, the **Lead DIC Policy** shall prevail except for the following provisions:

A. Items: III. LIMIT OF LIABILITY; IV. PREMIUM; VI. NOTICE TO INSURER; and VII. SCHEDULE OF UNDERLYING DIRECTORS AND OFFICERS INSURANCE of the Declarations;

B. Clause 2. DEFINITIONS, Definitions (g) “Insurer”; (h) “Limit of Liability”; (l) “Policy”; and (p) “Underlying Insurance”; and

C. Clause 5. ARBITRATION.

All other terms and conditions of this Policy remain unchanged.

Endorsement Number: 6

Policy Number: AIX9300017-10

Named Insured: Fidelity Fixed Income and Asset Allocation Funds

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date: July 1, 2024

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

MASSACHUSETTS AMENDATORY ENDORSEMENT

This endorsement modifies insurance provided under:

Directors and Officers Liability Insurance Policy – Broad Form Individual Non-Indemnifiable Loss
Directors and Officers Liability Insurance Policy – Individual Non-Indemnifiable Loss
Independent Directors Liability Insurance Policy – Individual Non-Indemnifiable Loss

SECTION X, CANCELLATION, is amended to include the following:

This Policy may be cancelled by or on behalf of the **Insurer** by mailing written notice to the **Named Corporation** at the address shown in the Declarations of this Policy by first class mail, postage prepaid, with a certificate of mailing receipt, stating when such cancellation shall be effective. Notice of cancellation will be provided at least ten (10) days before the effective date of cancellation if the **Insurer** is canceling this Policy for nonpayment of premium. The affidavit of any officer, agent, or employee of the **Insurer,** duly authorized for that purpose, that such notice has been served shall be prima facie evidence that cancellation has been duly effected. If the Policy is made payable to a mortgagee or any person other than the **Named Corporation**, notice must also be given to the mortgagee or other person in the manner provided above. The effective date of cancellation shall become the end of the **Policy Period**. Delivery of such notice shall be the equivalent to mailing.

All other terms and conditions of this Policy remain unchanged.

Endorsement Number: 7

Policy Number: AIX9300017-10

Named Insured: Fidelity Fixed Income and Asset Allocation Funds

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date: July 1, 2024

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully**.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http://www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

MASSACHUSETTS TERRORISM COVERAGE DISCLOSURE NOTICE

TERRORISM COVERAGE PROVIDED UNDER THIS POLICY

The Terrorism Risk Insurance Act of 2002 as amended and extended by the subsequent Terrorism Risk Insurance Program Reauthorization Acts (collectively referred to as the "Act") established a program within the Department of the Treasury, under which the federal government shares, with the insurance industry, the risk of loss from future terrorist attacks. An act of terrorism is defined as any act certified by the Secretary of the Treasury, in consultation with the Secretary of Homeland Security and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

In accordance with the Act, we are required to offer you coverage for losses resulting from an act of terrorism **that is certified under the federal program** as an act of terrorism. The policy's other provisions will still apply to such an act. Your decision is needed on this question: do you choose to pay the premium for terrorism coverage stated in this offer of coverage, or do you reject the offer of coverage and not pay the premium? You may accept or reject this offer.

If your policy provides commercial property coverage, in certain states, statutes or regulations may require coverage for fire following an act of terrorism. In those states, if terrorism results in fire, we will pay for the loss or damage caused by that fire, subject to all applicable policy provisions including the Limit of Insurance on the affected property. Such coverage for fire applies only to direct loss or damage by fire to Covered Property. Therefore, for example, the coverage does not apply to insurance provided under Business Income and/or Extra Expense coverage forms or endorsements that apply to those coverage forms, or to Legal Liability coverage forms or Leasehold Interest coverage forms.

Your premium will include the additional premium for terrorism as stated in the section of this Notice titled DISCLOSURE OF PREMIUM.

DISCLOSURE OF FEDERAL PARTICIPATION IN PAYMENT OF TERRORISM LOSSES

The United States Government, Department of the Treasury, will pay a share of terrorism losses insured under the federal program. **The federal share equals 80% in years 2020 through 2027 of that portion of the amount of such insured losses that exceeds the applicable insurer deductible during Calendar Year 2020 and each Calendar Year thereafter through 2027.**

DISCLOSURE OF CAP ON ANNUAL LIABILITY

If the aggregate insured terrorism losses of all insurers exceed $100,000,000,000 during any Calendar Year provided in the Act, the Secretary of the Treasury shall not make any payments for any portion of the amount of such losses that exceed $100,000,000,000, and if we have met our insurer deductible, we shall not be liable for the payment of any portion of such losses that exceeds $100,000,000,000.

DISCLOSURE OF PREMIUM

The portion of your annual premium that is attributable to coverage for acts of terrorism is $0.00, and does not include any charges for the portion of losses covered by the United States government under the Act.

I ACKNOWLEDGE THAT I HAVE BEEN NOTIFIED THAT UNDER THE TERRORISM RISK INSURANCE ACT, AS AMENDED, ANY LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM UNDER MY POLICY COVERAGE MAY BE PARTIALLY REIMBURSED BY THE UNITED STATES GOVERNMENT AND MAY BE SUBJECT TO A $100 BILLION CAP THAT MAY REDUCE MY COVERAGE, AND I HAVE BEEN NOTIFIED OF THE PORTION OF MY PREMIUM ATTRIBUTABLE TO SUCH COVERAGE.

____________________	Arch Insurance Company
Policyholder/Applicant's Signature	Name of Insurer
____________________	AIX9300017-10
Print Name	Policy Number
07/01/2024	
Date	

CHUBB

ACE American Insurance Company

Excess Liability Insurance Policy Declarations

This Policy is issued by the stock insurance company listed above (herein "Insurer").

UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY IS A CLAIMS MADE POLICY WHICH COVERS ONLY CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. PLEASE READ THIS POLICY CAREFULLY.

Policy No.	DOX G27880745 008	
Item 1.	Insured Company: Principal Address:	Fidelity Fixed Income and Asset Allocation Funds C/O FMR LLC 88 Black Falcon, First Floor, East Side Suite 167, Mailzone V7E Boston, MA 02210
Item 2.	Coverages Provided:	Excess Liability Insurance Policy
Item 3.	Followed Policy: Insurer: Policy Number:	Fund Policy Chubb Bermuda Insurance Ltd. 10154-017-A
Item 4.	Policy Period: From 12:01 A.M.07/01/2024 To 12:01 A.M. 07/01/2025 (Local time at the address shown in Item 1.)	
Item 5.	Aggregate Limit of Liability: $4,000,000 p/o $20,000,000 for all Loss under all Coverages combined.	
Item 6.	Premium: $31,350.00 Discovery Period Premium: 150% of the Policy Period Premium for 12 Months	
Item 7.	**NOTICE TO INSURER** **A. Notice of Claim, Wrongful Act or Loss:** Chubb P.O. Box 5105 Scranton, PA 18505-0518 Fax: 877-746-4641 Email address for submitting Management Liability Claims, ChubbClaimsFirstNotice@Chubb.com Email address for all other correspondence, WorkViewFLChubbIncoming@chubb.com **B. All other notices:** Chubb, Financial Lines Attention: Chief Underwriting Officer 1133 Avenue of the Americas, 32nd Floor New York, NY 10036	

Item 8. Schedule of Underlying Policies:

Insurer	Policy Number	Limits	Primary or Excess	Policy Period
Corporate Officers & Directors Assur.	10154-017-A	$10,000,000	Primary	07/01/2024 – 07/01/2025
National Union Fire Insurance Company of Pittsburgh, PA	33089992	$15,000,000	Excess	07/01/2024 – 07/01/2025
Berkshire Hathaway Specialty Insurance Company	47-EPF-329663-02	$10,000,000	Excess	07/01/2024 – 07/01/2025
Markel Bermuda Insurance	MKLB25GPL0005621	$10,000,000	Excess	07/01/2024 – 07/01/2025
RLI Insurance Company	EPG0032819	$10,000,000	Excess	07/01/2024 – 07/01/2025
American International Reinsurance Company	01-347-75-65	$10,000,000	Excess	07/01/2024 – 07/01/2025
XL Specialty Insurance Company	ELU197866-24	$15,000,000	Excess	07/01/2024 – 07/01/2025

Item 9. Prior Or Pending Proceeding Date: N/A

THESE DECLARATIONS, TOGETHER WITH THE COMPLETED AND SIGNED APPLICATION AND THE POLICY FORM ATTACHED HERETO, CONSTITUTE THE INSURANCE POLICY.

JOHN J. LUPICA, President

Date: 07/31/2024
MO/DAY/YR.

Authorized Representative

CHUBB®

ACE American Insurance Company

Excess Liability Insurance Policy

I. INSURING CLAUSE

The Insurer agrees to provide insurance coverage to the Insureds in accordance with the terms and conditions of the Followed Policy, except as otherwise provided herein.

II. LIMIT OF LIABILITY

A. It is expressly agreed that liability for any covered Loss shall attach to the Insurer only after:

1. the insurer(s) of the Underlying Policies;
2. another insurer;
3. the Insureds; or,
4. any other person or entity,

shall have paid the full amount of the Underlying Limit and the full amount of the retention, if any, applicable to the primary Underlying Policy has been paid. Nothing in this subsection shall preclude the Insurer of this Policy from considering any of the other terms, conditions, limitations and exclusions of this Policy or the Followed Policy, in determining whether any Loss is covered under this Policy. The Insurer shall then be liable to pay only covered Loss in excess of such Underlying Limit up to its Aggregate Limit of Liability as set forth in Item 5 of the Declarations.

B. In the event and only in the event of the reduction or exhaustion of the Underlying Limit by reason of the payment of Loss otherwise covered hereunder, then this policy shall, subject to the Aggregate Limit of Liability set forth in Item 5 of the Declarations: (i) in the event of reduction, pay excess of the reduced Underlying Limit, and (ii) in the event of exhaustion, continue in force as primary insurance; provided always that in the latter event this policy shall only pay excess of the retention applicable to the exhausted primary Underlying Policy, which retention shall be applied to any subsequent Loss in the same manner as specified in such primary Underlying Policy.

III. DEFINITIONS

A. The terms “Insurer”, “Followed Policy”, “Underlying Policies”, “Policy Period” and “Aggregate Limit of Liability” have the meanings attributed to them in the Declarations.

B. The term “Underlying Limit” means an amount equal to the aggregate of all limits of liability as set forth in Item 8 of the Declarations for all Underlying Policies, plus the uninsured retention, if any, applicable to the Underlying Policy.

IV. UNDERLYING INSURANCE

A. This policy is subject to the same representations as are contained in the Application for the Followed Policy and the same terms, definitions, conditions, exclusions and limitations (except as regards the premium, the limits of liability, the policy period and except as otherwise provided herein) as are contained in or as may be added to the Followed Policy. In no event shall this policy grant broader coverage than would be provided by the Followed Policy.

B. If the Underlying Policies are not maintained in full effect during the Policy Period, the Insurer shall not be liable under this policy to a greater extent than it would have been had such Underlying Policies been so maintained.

C. If during the Policy Period or any Discovery Period the terms and conditions of the Followed Policy are changed in any manner, the Insureds shall give to the Insurer written notice of the full particulars thereof as

soon as practicable. This policy shall become subject to any such changes, provided that the Insureds shall pay any additional premium reasonably required by the Insurer for such changes.

If the terms or conditions of the Followed Policy are changed in any manner or differ in any respect from the binder for such Followed Policy, the Insurer shall have 30 days after receipt of the Followed Policy containing such changes to provide written objection to such changes. If such written objection is provided, such changes shall not apply to this policy and no coverage related to such changes shall apply. If such written objection is not provided within the time frame captioned above, such changes shall apply.

D. This policy shall follow the terms and conditions of any Prior or Pending Proceeding Exclusion, Prior or Pending Litigation Exclusion, or similar exclusion in the Followed Policy, but with respect to the application of such exclusion to this policy, the Prior or Pending Proceeding Date set forth in Item 9 of the Declarations shall apply.

V. GENERAL CONDITIONS

A. Discovery Period Premium: If the Insureds elect a discovery period or extended reporting period ("Discovery Period") as set forth in the Followed Policy following the cancellation or non-renewal of this policy, the Insureds shall pay to the Insurer the additional premium set forth in Item 6 of the Declarations.

B. Notice: All notices under this policy shall be given as provided in the Followed Policy and shall be properly addressed to the appropriate party at the respective address as shown in the Declarations.

C. Claim Participation: The Insurer shall be given the opportunity to effectively associate with the Insureds in the investigation, settlement or defense of any Claim even if the Underlying Limit has not been exhausted.

CHUBB®

SIGNATURES

Named Insured			Endorsement Number
Fidelity Fixed Income and Asset Allocation Funds			**1**
Policy Symbol **DOX**	Policy Number **G27880745 008**	Policy Period **07/01/2024 to 07/01/2025**	Effective Date of Endorsement **07/01/2024**
Issued By (Name of Insurance Company) **ACE American Insurance Company**			

THE ONLY COMPANY APPLICABLE TO THIS POLICY IS THE COMPANY NAMED ON THE FIRST PAGE OF THE DECLARATIONS.

By signing and delivering the policy to you, we state that it is a valid contract.

INDEMNITY INSURANCE COMPANY OF NORTH AMERICA (A stock company)
BANKERS STANDARD INSURANCE COMPANY (A stock company)
ACE AMERICAN INSURANCE COMPANY (A stock company)
ACE PROPERTY AND CASUALTY INSURANCE COMPANY (A stock company)
INSURANCE COMPANY OF NORTH AMERICA (A stock company)
PACIFIC EMPLOYERS INSURANCE COMPANY (A stock company)
ACE FIRE UNDERWRITERS INSURANCE COMPANY (A stock company)
WESTCHESTER FIRE INSURANCE COMPANY (A stock company)

436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

BRANDON PEENE, Secretary

JOHN J. LUPICA, President

Authorized Representative

CHUBB

AMEND LIMIT OF LIABILITY

Named Insured **Fidelity Fixed Income and Asset Allocation Funds**			Endorsement Number **2**
Policy Symbol **DOX**	Policy Number **G27880745 008**	Policy Period **07/01/2024 to 07/01/2025**	Effective Date of Endorsement **07/01/2024**
Issued By (Name of Insurance Company) **ACE American Insurance Company**			

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

It is agreed that Section II, Limit of Liability, is deleted in its entirety and the following is inserted:

A. It is expressly agreed that liability for any covered Loss shall attach to the Insurer only after:

   1. the insurer(s) of the Underlying Policies;
   2. another insurer;
   3. the Insureds; or,
   4. any other person or entity,

   shall have paid the full amount of the Underlying Limit and the full amount of the retention, if any, applicable to the primary Underlying Policy has been paid. Nothing in this subsection shall preclude the Insurer of this Policy from considering any of the other terms, conditions, limitations and exclusions of this Policy or the Followed Policy, in determining whether any Loss is covered under this Policy. The Insurer shall then be liable to pay only Loss in excess of such Underlying Limit up to its Aggregate Limit of Liability as set forth in Item 5 of the Declarations.

B. In the event and only in the event of the reduction or exhaustion of the Underlying Limit by reason of the payment of Loss as described in section A above then this policy shall, subject to the Aggregate Limit of Liability set forth in Item 5 of the Declarations: (i) in the event of reduction, pay excess of the reduced Underlying Limit, and (ii) in the event of exhaustion, continue in force as primary insurance; provided always that in the latter event this policy shall only pay excess of the retention applicable to the exhausted primary Underlying Policy, which retention shall be applied to any subsequent Loss in the same manner as specified in such primary Underlying Policy.

All other terms and conditions of this policy remain unchanged.

Authorized Representative

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured **Fidelity Fixed Income and Asset Allocation Funds**			Endorsement Number **3**
Policy Symbol **DOX**	Policy Number **G27880745 008**	Policy Period **07/01/2024 to 07/01/2025**	Effective Date of Endorsement **07/01/2024**
Issued By (Name of Insurance Company) **ACE American Insurance Company**			

QUOTA SHARE

It is agreed that:

1. Item 5 of the Declarations is deleted in its entirety and the following is inserted:

   Item 5. Aggregate Limit of Liability: $4,000,000 part of $20,000,000 in accordance with the schedule set forth below, and the terms and conditions of this Policy.

<u>Insurer</u>	<u>Proportion Underwritten</u>
Continental Casualty Company	$4,000,000 p/o $20,000,000 x $255,000,000
ACE American Insurance Company	$4,000,000 p/o $20,000,000 x $255,000,000
Freedom Specialty Insurance Company	$4,000,000 p/o $20,000,000 x $255,000,000
U.S. Specialty Insurance Company	$4,000,000 p/o $20,000,000 x $255,000,000
Arch Insurance Company	$4,000,000 p/o $20,000,000 x $255,000,000

2. Section II, Limit of Liability, is amended to add the following:

   - The Insurer's maximum liability for each Loss, shall be the proportion of covered Loss as set forth in Item 5 of the Declarations as its Limit of Liability. The Insurer's maximum aggregate liability for all Loss, shall be the proportion of covered Loss as set forth in Item 5 of the Declarations as its Limit of Liability, up to the Insurer's maximum aggregate liability of $4,000,000.

3. The following section is added to the Policy:

   - Claims Control

     The Insurer shall retain control of any Claim as it applies to its proportion of covered Loss and its Limit of Liability, in accordance with the terms and conditions of the Followed Policy, as amended by this Policy.

All other terms and conditions of the Policy remain unchanged.

____
Authorized Representative

TRADE OR ECONOMIC SANCTIONS ENDORSEMENT

Named Insured			Endorsement Number
Fidelity Fixed Income and Asset Allocation Funds			**4**
Policy Symbol **DOX**	Policy Number **G27880745 008**	Policy Period **07/01/2024 to 07/01/2025**	Effective Date of Endorsement **07/01/2024**
Issued By (Name of Insurance Company) **ACE American Insurance Company**			

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This insurance does not apply to the extent that trade or economic sanctions or similar laws or regulations prohibit us from providing insurance, including, but not limited to, the payment of claims. All other terms and conditions of policy remain unchanged.

Authorized Agent

CHUBB

DISCLOSURE PURSUANT TO TERRORISM RISK INSURANCE ACT

Named Insured			Endorsement Number
Fidelity Fixed Income and Asset Allocation Funds			**5**
Policy Symbol **DOX**	Policy Number **G27880745 008**	Policy Period **07/01/2024 to 07/01/2025**	Effective Date of Endorsement **07/01/2024**
Issued By (Name of Insurance Company) **ACE American Insurance Company**			

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Disclosure Of Premium

In accordance with the federal Terrorism Risk Insurance Act, we are required to provide you with a notice disclosing the portion of your premium, if any, attributable to coverage for terrorist acts certified under the Terrorism Risk Insurance Act. The portion of your premium attributable to such coverage is shown in this endorsement or in the policy Declarations.

Disclosure Of Federal Participation In Payment Of Terrorism Losses

The United States Government, Department of the Treasury, will pay a share of terrorism losses insured under the federal program. The federal share equals; 80% of that portion of the amount of such insured losses that exceeds the applicable insurer retention. However, if aggregate insured losses attributable to terrorist acts certified under the Terrorism Risk Insurance Act exceed $100 billion in a calendar year, the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

Cap On Insurer Participation In Payment Of Terrorism Losses

If aggregate insured losses attributable to terrorist acts certified under the Terrorism Risk Insurance Act exceed $100 billion in a calendar year and we have met our insurer deductible under the Terrorism Risk Insurance Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

COVERAGE OF “ACTS OF TERRORISM” AS DEFINED BY THE REAUTHORIZATION ACT WILL BE PROVIDED FOR THE PERIOD FROM THE EFFECTIVE DATE OF YOUR NEW OR RENEWAL POLICY THROUGH THE EARLIER OF THE POLICY EXPIRATION DATE OR DECEMBER 31, 2027. EFFECTIVE DECEMBER 31, 2027 THE TERRORISM RISK INSURANCE PROGRAM REAUTHORIZATION ACT EXPIRES.

Terrorism Risk Insurance Act premium: $0.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured **Fidelity Fixed Income and Asset Allocation Funds**			Endorsement Number **6**
Policy Symbol **DOX**	Policy Number **G27880745 008**	Policy Period **07/01/2024 to 07/01/2025**	Effective Date of Endorsement **07/01/2024**
Issued By (Name of Insurance Company) **ACE American Insurance Company**			

Cap On Losses From Certified Acts Of Terrorism

A. If aggregate insured losses attributable to terrorist acts certified under the federal Terrorism Risk Insurance Act exceed $100 billion in a calendar year and we have met our insurer deductible under the Terrorism Risk Insurance Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

"Certified act of terrorism" means an act that is certified by the Secretary of the Treasury, in accordance with the provisions of the federal Terrorism Risk Insurance Act, to be an act of terrorism pursuant to such Act. The criteria contained in the Terrorism Risk Insurance Act for a "certified act of terrorism" include the following:

1. The act resulted in insured losses in excess of $5 million in the aggregate, attributable to all types of insurance subject to the Terrorism Risk Insurance Act; and

2. The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

B. The terms and limitations of any terrorism exclusion, or the inapplicability or omission of a terrorism exclusion, do not serve to create coverage for any "loss" that is otherwise excluded under this Policy.

All other terms and conditions of this Policy remain unchanged.

Authorized Representative

CHUBB®

U.S. Treasury Department's Office Of Foreign Assets Control ("OFAC") Advisory Notice to Policyholders

This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

CHUBB

Chubb Producer Compensation
Practices & Policies

Chubb believes that policyholders should have access to information about Chubb's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.chubbproducercompensation.com or by calling the following toll-free telephone number: 1-866-512-2862.

CNA

125 Broad Street, 8th Floor, New York, NY 10004

January 22, 2025

Mary Coughlin
WILLIS TOWERS WATSON NORTHEAST INC
75 ARLINGTON ST FL 10
BOSTON, MA 02116-3936

Re: Fidelity Fixed Income and Asset Allocation Funds
Excess Products
Policy Number 287402618
Expiration Date: 07/01/2025

Dear Mary,

We are pleased to enclose Policy Number 287402618 for Fidelity Fixed Income and Asset Allocation Funds. We trust that this policy meets with the specifications outlined in our quotation (number 6332632202). Please review it carefully to confirm this. Should you detect any problem, please contact me as soon as possible.

If commissions or other compensation are payable hereunder, Insurance Producer will comply with all applicable federal and state laws, rules, regulations and/or orders governing disclosure by an agent, broker or producer to an insured or prospective insured of commissions or other compensation.

We appreciate the opportunity to do business with Fidelity Fixed Income and Asset Allocation Funds and with you. If you should have any comments, questions, or concerns, please do not hesitate to contact me.

Sincerely,

Benjamin Edsall

Benjamin Edsall
Underwriting Consultant
(212) 440-7331
benjamin.edsall@cna.com

DECLARATIONS
EXCESS INSURANCE POLICY

ACCOUNT NUMBER	40420
COVERAGE PROVIDED BY (hereafter Insurer)	Continental Casualty Company
POLICY NUMBER	287402618

Item 1: **NAMED ENTITY AND PRINCIPAL ADDRESS**	**PRODUCER**
Fidelity Fixed Income and Asset Allocation Funds c/o FMR LLC 88 Black Falcon Ave, 1st Floor, East Side, Suite 167, Mailzone V7E Boston, MA 02210	WILLIS TOWERS WATSON NORTHEAST INC 75 ARLINGTON ST FL 10 BOSTON, MA 02116-3936
Attn:	Mary Coughlin

Item 2. **Policy Period**: 7/1/2024 To 7/1/2025

12:01 a.m. Standard Time at the Principal Address stated in Item 1.

Item 3. **Limit of Liability**

$4,000,000 part of $20,000,000 maximum aggregate Limit of Liability under the Policy

Item 4. Schedule of **Underlying Insurance:**

A. **Followed Policy**

Name of Carrier	Policy No	Limits	Ded/Ret Amount
Berkshire Hathaway Specialty Insurance Company	47-EPF-315881-04	$10,000,000	$5,000,000

B. **Underlying Excess Policies**: *** SEE ATTACHED SCHEDULE ***

Item 5. Policy Premium $31,350

Item 6. Notices of Claims:

CNA – Claims Reporting
P.O. Box 8317
Chicago, IL 60680-8317
Email address: SpecialtyProNewLoss@cna.com
Fax Number: 866-773-7504

All other Notices:

Open Brokerage Global Specialty Lines
CNA Insurance Company
125 Broad Street – 8th Floor
New York, NY 10004

Item 7. Endorsements forming a part of this Policy at inception:

CNA-76871-XX	2013-11-01	Amend Insurer Rights/Cooperation Clause Endorsement (Amend Right To Participate And Clarify Imputation Of Failure To Cooperate)
CNA-70680-XX	2012-09-01	Excess Quota Share Endorsement
CNA-81753-XX	2015-03-01	Cap On Losses From Certified Acts Of Terrorism Endorsement
CNA-81758-XX	2021-01-01	Notice Offer Of Terrorism Coverage Disclosure Of Premium Confirmation Of Acceptance

These Declarations, along with the completed and signed Application, the Policy, and any written endorsements attached thereto shall constitute the contract between the Insureds and the Insurer.

Authorized Representative:

Date: January 22, 2025

UNDERLYING EXCESS POLICY SCHEDULE

Name of Carrier	Policy No.	Limits	Excess of
ACE American Insurance Company	DOX G23656280 017	$10,000,000	$10,000,000
National Union Fire Insurance Company of Pittsburgh, Pa.	01-307-65-49	$10,000,000	$20,000,000
ICI Mutual Insurance Company	87153124D	$10,000,000	$30,000,000
Allied World Assurance Company, AG	C014841/014	$10,000,000	$40,000,000
QBE Insurance Corporation	130005115	$10,000,000	$50,000,000
Travelers Casualty and Surety Company of America	106547114	$10,000,000	$60,000,000
Continental Casualty Company	287273571	$10,000,000	$70,000,000
Starr Indemnity & Liability Company	1000059076241	$10,000,000	$80,000,000
AXIS Insurance Company	P-001-000158031-05	$5,000,000	$90,000,000
Zurich American Insurance Company	EOC-0905341-01	$5,000,000	$95,000,000
Mosaic Syndicate Services Limited	13015P24	$5,000,000 part of $50,000,000	$100,000,000
Freedom Specialty Insurance Company	XMF2400059	$10,000,000 part of $50,000,000	$100,000,000
Twin City Fire Insurance Co.	08 DA 0252127 24	$10,000,000 part of $50,000,000	$100,000,000
U.S Specialty Insurance Company	24-MGU-24-A58943	$8,000,000 part of $50,000,000	$100,000,000
Everest National Insurance Company	FL5EX00305-241	$7,000,000 part of $50,000,0000	$100,000,000
Ironshore Indemnity Inc.	IA7NAB0949005	$5,000,000 part of $50,000,000	$100,000,000
XL Specialty Insurance Company	ELU197863-24	$5,000,000 part of $50,000,000	$100,000,000
Allianz Global Risks US Insurance Company	USF05426324	$2,500,000 part of $25,000,000	$150,000,000
Arch Reinsurance Ltd	BFI0070461-00	$2,500,000 part of $25,000,000	$150,000,000
Liberty Specialty Markets Agency Limited	LSMAFL473346A	$2,500,000 part of $25,000,000	$150,000,000
Freedom Specialty Insurance Company	XMF2410840	$2,500,000 part of $25,000,000	$150,000,000
Old Republic Insurance Company	ORPRO 12 105161	$2,500,000 part of $25,000,000	$150,000,000
Berkley Insurance Company	BPRO8116258	$5,000,000 part of $25,000,000	$150,000,000
Twin City Fire Insurance Co.	08 DC 0665817-24	$5,000,000 part of $25,000,000	$150,000,000
Endurance American Insurance Company	FIX30063540100	$2,500,000 part of $25,000,000	$150,000,000
Chubb Bermuda Insurance Ltd.	10154-017-A	$10,000,000	$175,000,000
American International Reinsurance Company, Ltd.	33089991	$15,000,000	$185,000,000
Berkshire Hathaway Specialty Insurance Company	47-EPF-329660-02	$10,000,000	$200,000,000
Markel Bermuda Ltd	MKLB25GPL0005620	$10,000,000	$210,000,000
RLI Insurance Company	EPG0032820	$10,000,000	$220,000,000
National Union Fire Insurance Company of Pittsburgh, PA.	01-347-75-63	$10,000,000	$230,000,000
XL Specialty Insurance Company	ELU197862-24	$15,000,000	$240,000,000

EXCESS INSURANCE POLICY

Words defined in the Followed Policy have the same meaning in this Policy even if not defined herein. In consideration of the payment of the premium and in reliance upon the applications submitted to the Insurer or any insurer of the Underlying Insurance, and any other material submitted in connection with such applications (all of which are deemed attached hereto and made a part hereof) the Insurer and the Insureds agree as follows:

I. FOLLOW FORM EXCESS COVERAGE

The Insurer shall provide coverage in accordance with all of the terms, conditions and limitations (including, but not limited to the exclusions and notice requirements) of the policy scheduled in Item 4.A. of the Declarations (hereafter "**Followed Policy**") except as otherwise set forth herein. Coverage hereunder shall attach only after all of the aggregate Limits of Liability, as set forth in Item 4. of the Declarations have been exhausted through payment of covered loss under all policies scheduled in Item 4. of the Declarations (hereafter "**Underlying Insurance**") by or on behalf of the insurers of such **Underlying Insurance**, or by or on behalf of the Insureds. The risk of uncollectibility of any **Underlying Insurance** (in whole or in part), whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the Insureds and is not insured by or assumed by the Insurer.

II. LIMIT OF LIABILITY

The amount set forth in Item 3. of the Declarations shall be the maximum aggregate Limit of Liability of the Insurer for all loss under this Policy, regardless of the number of claims made against the Insureds or the time of payment and regardless of whether or not an extended reporting period applies. If the Limit of Liability under this Policy is exhausted by payment of loss, the Insurer's obligations under this Policy shall be deemed completely fulfilled and extinguished.

III. CHANGES TO UNDERLYING INSURANCE/DEPLETION OF SUB-LIMITS

If, subsequent to the inception date of this Policy, there is a change to any **Underlying Insurance** which expands coverage, then this Policy shall become subject to such change only if the Insurer agrees thereto by written endorsement to this Policy. If any loss under any **Underlying Insurance** is subject to a sub-limit, then this Policy provides no coverage excess of such **Underlying Insurance** sub-limit, but the **Underlying Insurance** shall be deemed depleted by payment of any such sub-limit.

IV. INSURER RIGHTS/COOPERATION CLAUSE

The Insurer has the same rights and protections as has the insurer of the **Followed Policy** and has the right, but not the obligation, at its sole discretion, to elect to participate in the investigation, settlement, prosecution or defense of any claim reasonably likely to attach to and be covered under this Policy or any **Underlying Insurance,** even if the **Underlying Insurance** has not been exhausted. The Insureds shall cooperate with the Insurer in such investigation, settlement, prosecution or defense and shall do nothing that prejudices the Insurer's position or rights of recovery.

V. NOTICES

Where notice is permitted or required by the **Followed Policy**, the Insureds have the same rights and obligations to notify the Insurer under this Policy, except that such notice shall be given to the Insurer at the applicable address specified in Item 6. of the Declarations.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be executed by its Chairman and Secretary, but this Policy shall not be binding upon us unless completed by the attachment of the Declarations:

Chairman　　　　　　　　Secretary

AMEND INSURER RIGHTS/COOPERATION CLAUSE ENDORSEMENT
(AMEND RIGHT TO PARTICIPATE AND CLARIFY IMPUTATION OF FAILURE TO COOPERATE)

It is understood and agreed that the section entitled **INSURER RIGHTS/COOPERATION CLAUSE** is deleted in its entirety and is replaced with the following:

IV. INSURER RIGHTS/COOPERATION CLAUSE

The Insurer has the same rights and protections as has the insurer of the **Followed Policy** and has the right, but not the obligation, at its sole discretion, to elect to participate in the investigation, settlement, prosecution or defense of any claim reasonably likely to attach to and be covered under this Policy, even if the **Underlying Insurance** has not been exhausted. The Insureds shall cooperate with the Insurer in such investigation, settlement, prosecution or defense and shall do nothing that prejudices the Insurer's position or rights of recovery. The failure of any Insured to cooperate with the Insurer shall not be imputed to any other cooperating Insured person.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

EXCESS QUOTA SHARE ENDORSEMENT

In consideration of the premium charged, it is understood and agreed that Section **II. LIMIT OF LIABILITY** is deleted in its entirety and replaced as follows:

II. LIMIT OF LIABILITY

This Policy has been written on a quota-share basis whereby the Insurer shall be responsible to pay or reimburse loss on a proportionate basis computed by dividing the Limit of Liability as specified in Item 3. of the Declarations by $4,000,000 (the total limit of the excess quota-share layer). The liability of the Insurer and the other participants shall be several and not joint. The Insurer shall not be liable under this Policy for any amount in excess of the Limit of Liability stated in Item 3. of the Declarations, regardless of any changes in circumstances, including, but not limited to, change in terms, cancellation, removal or bankruptcy of any **Underlying Insurance** or other participants.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

CNA

CAP ON LOSSES FROM CERTIFIED ACTS OF TERRORISM ENDORSEMENT

It is understood and agreed as follows:

Whenever used in this endorsement, 1) “we” means the insurer listed on Declarations or the Certificate of Insurance, as applicable; and 2) “you” means the first person or entity named on the Declarations or the Certificate of Insurance, as applicable.

A. Cap on Certified Terrorism Losses

“Certified act of terrorism” means an act that is certified by the Secretary of the Treasury, in consultation with the Secretary of Homeland Security and the Attorney General of the United States, to be an act of terrorism pursuant to the Terrorism Risk Insurance Act, as extended and reauthorized (the “Act”). The criteria contained in the Act for a “certified act of terrorism” include the following:

1. The act resulted in insured losses in excess of $5 million in the aggregate, attributable to all types of insurance subject to the Terrorism Risk Insurance Act; and

2. The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

B. Application of Exclusions

The terms and limitations of any terrorism exclusion, or the inapplicability or omission of a terrorism exclusion, do not serve to create coverage for any loss which would otherwise be excluded under this Policy, such as losses excluded by the Nuclear Hazard Exclusion or the War And Military Action Exclusion.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

IMPORTANT INFORMATION

NOTICE - OFFER OF TERRORISM COVERAGE;

DISCLOSURE OF PREMIUM

THIS NOTICE DOES NOT FORM A PART OF THE POLICY, GRANT ANY COVERAGE OR CHANGE THE TERMS AND CONDITIONS OF ANY COVERAGE UNDER THE POLICY.

As used herein, 1) “we” means the insurer listed on the Declarations or the Certificate of Insurance, as applicable; and 2) “you” means the first person or entity named on the Declarations or the Certificate of Insurance, as applicable. You are hereby notified that under the Terrorism Risk Insurance Act, as extended and reauthorized ("Act"), you have a right to purchase insurance coverage of losses arising out of acts of terrorism, as defined in Section 102(1) of the Act, subject to all applicable policy provisions. The Terrorism Risk Insurance Act established a federal program within the Department of the Treasury, under which the federal government shares, with the insurance industry, the risk of loss from future terrorist attacks.

This Notice is designed to alert you to coverage restrictions and to certain terrorism provisions in the policy. If there is any conflict between this Notice and the policy (including its endorsements), the provisions of the policy (including its endorsements) apply.

CHANGE IN THE DEFINITION OF A CERTIFIED ACT OF TERRORISM

The Act applies when the Secretary of the Treasury certifies that an event meets the definition of an act of terrorism. Originally, the Act provided that to be certified, an act of terrorism must cause losses of at least five million dollars and must have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest to coerce the government or population of the United States. However, the 2007 re-authorization of the Act removed the requirement that the act of terrorism must be committed by or on behalf of a foreign interest, and now certified acts of terrorism may encompass, for example, a terrorist act committed against the United States government by a United States citizen, when the act is determined by the federal government to be "a certified act of terrorism."

In accordance with the Act, we are required to offer you the ability to purchase coverage for losses resulting from an act of terrorism that is certified under the federal program. The other provisions of this policy, including nuclear, war or military action exclusions, will still apply to such an act.

DISCLOSURE OF FEDERAL PARTICIPATION IN PAYMENT OF TERRORISM LOSSES

The Department of the Treasury will pay a share of terrorism losses insured under the federal program. Beginning in 2020, the federal share equals 80% of that portion of the amount of such insured losses that exceeds the applicable insurer retention.

LIMITATION ON PAYMENT OF TERRORISM LOSSES

If aggregate insured losses attributable to terrorist acts certified under the Terrorism Risk Insurance Act exceed $100 billion in a calendar year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

Further, this coverage is subject to a limit on our liability pursuant to the federal law where, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion. In such case, insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

CONFIRMATION OF ACCEPTANCE OF COVERAGE

In accordance with the Act, we offered you coverage for losses resulting from an act of terrorism that is certified under the federal program. This notice confirms that you have chosen to accept our offer of coverage for certified acts of terrorism. The policy's other provisions, including nuclear, war or military action exclusions, will still apply to such an

act. The premium charge for terrorism coverage, if any, is shown separately on the Declarations or the Certificate of Insurance, as applicable.

U.S. Specialty Insurance Company

Houston, Texas

THIS IS A CLAIMS MADE EXCESS POLICY WHICH APPLIES ONLY TO CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. THE LIMITS OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS WILL BE REDUCED, AND MAY BE EXHAUSTED, BY THE PAYMENT OF DEFENSE EXPENSES.

DECLARATIONS

EXCESS INDEMNITY POLICY

POLICY NUMBER: U724-621506 RENEWAL OF: U723-621297

ITEM 1. **INSURED:** **Fidelity Fixed Income And Asset Allocation Funds**

C/O FMR LLC
88 Black Falcon, 1st Floor, East Side, Ste 167
Mailzone V7E
Boston, MA 02210

ITEM 2. **POLICY PERIOD**:
(a) Inception Date: July 01, 2024
(b) Expiration Date: July 01, 2025
at 12:01 a.m. at the Principal Address stated in ITEM 1.

ITEM 3. **LIMIT OF LIABILITY (INCLUSIVE OF DEFENSE EXPENSES)**:
$4,000,000

ITEM 4. **SCHEDULE OF UNDERLYING INSURANCE**

	Insurer	Policy Number	Limit
Primary Policy	**Berkshire Hathaway Specialty Insurance Company**	**47-EPF-315881-04**	**$ 10,000,000**
1st Excess	**ACE American Insurance Company**	**G23656280 017**	**$ 10,000,000**
2nd Excess	**National Union Fire Insurance Company Of Pittsburgh, Pa.**	**01-307-65-49**	**$ 10,000,000**
3rd Excess	**ICI Mutual Insurance Company**	**87153124D**	**$ 10,000,000**
4th Excess	**Allied World National Assurance Company**	**C014841/014**	**$ 10,000,000**
5th Excess	**QBE Insurance Corporation**	**130005115**	**$ 10,000,000**
6th Excess	**Travelers Casualty and Surety Company of America**	**106547114**	**$ 10,000,000**
7th Excess	**Continental Casualty Company**	**287273571**	**$ 10,000,000**
8th Excess	**Starr Indemnity and Liability Company**	**1000059076241**	**$ 10,000,000**
9th Excess	**Axis Insurance Company**	**P-001-000158031-05**	**$ 5,000,000**
10th Excess	**Zurich American Insurance Company**	**EOC 0905341-01**	**$ 5,000,000**
11th Excess	**Houston Casualty Company**	**24-MGU-23-A58942**	**$ 8,000,000**
11th Excess	**Everest National Insurance Company**	**TBD**	**$ 7,000,000**
11th Excess	**Ironshore Indemnity, Inc.**	**TBD**	**$ 5,000,000**
11th Excess	**Lloyd's Of London**	**TBD**	**$ 5,000,000**
11th Excess	**Twin City Fire Insurance Company**	**TBD**	**$ 10,000,000**
11th Excess	**XL Specialty Insurance Company**	**TBD**	**$ 5,000,000**
11th Excess	**Freedom Specialty Insurance Company**	**XMF2400061**	**$ 10,000,000**
12th Excess	**Allianz Global Risks US Insurance Company**	**TBD**	**$ 2,500,000**
12th Excess	**Arch Insurance Company**	**TBD**	**$ 2,500,000**
12th Excess	**Berkley Insurance Company**	**TBD**	**$ 5,000,000**
12th Excess	**Endurance American Insurance Company**	**TBD**	**$ 2,500,000**
12th Excess	**Freedom Specialty Insurance Company**	**TBD**	**$ 2,500,000**
12th Excess	**Hartford Insurance Company of**	**TBD**	**$ 5,000,000**

U.S. Specialty Insurance Company

Houston, Texas

THIS IS A CLAIMS MADE EXCESS POLICY WHICH APPLIES ONLY TO CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. THE LIMITS OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS WILL BE REDUCED, AND MAY BE EXHAUSTED, BY THE PAYMENT OF DEFENSE EXPENSES.

DECLARATIONS

EXCESS INDEMNITY POLICY

	Illinois		
12th Excess	**Liberty Mutual Insurance Company**	**TBD**	**$ 2,500,000**
12th Excess	**Old Republic Insurance Company**	**TBD**	**$ 2,500,000**
13th Excess	**Chubb Bermuda Insurance Ltd.**	**TBD**	**$ 10,000,000**
14th Excess	**American International Reinsurance Company, Ltd.**	**TBD**	**$ 15,000,000**
15th Excess	**Berkshire Hathaway Specialty Insurance Company**	**TBD**	**$ 10,000,000**
16th Excess	**Markel Bermuda Limited**	**TBD**	**$ 10,000,000**
17th Excess	**RLI Insurance Company**	**TBD**	**$ 10,000,000**
18th Excess	**AIG Specialty Insurance Company**	**TBD**	**$ 10,000,000**
19th Excess	**XL Specialty Insurance Company**	**TBD**	**$ 15,000,000**
20th Excess	**ACE American Insurance Company**	**TBD**	**$ 4,000,000**
20th Excess	**Arch Insurance Company**	**TBD**	**$ 4,000,000**
20th Excess	**Continental Casualty Company**	**TBD**	**$ 4,000,000**
20th Excess	**Freedom Specialty Insurance Company**	**TBD**	**$ 4,000,000**

ITEM 5. **PREMIUM**: $ 31,350.00

ITEM 6. **NOTICES REQUIRED TO BE GIVEN TO INSURER MUST BE ADDRESSED TO**:

Tokio Marine HCC - D&O Group
8 Forest Park Drive
Farmington, CT 06032
Attention: Claims Manager
or
usclaims@tmhcc.com

ITEM 7. **ENDORSEMENTS ATTACHED AT ISSUANCE**: USSIC 994, 994-9035, 994-980, 994-9036, 994-9027, USSIC 3116E-MA, DH-ETRIA

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed on the Declarations Page by its President, a Secretary and a duly authorized representative of the Insurer.

By ______ Authorized Representative

Secretary | President | USSIC 993 (04/2002)

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site - http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

U.S. SPECIALTY INSURANCE COMPANY

Excess Indemnity Policy

HCC

HCC Global
8 Forest Park Drive, Farmington, Connecticut 06032
main 860 674 1900 facsimile 860 676 1737

U.S. SPECIALTY INSURANCE COMPANY

EXCESS INDEMNITY POLICY

This is a claims made policy. Please read it carefully.

In consideration of the payment of the premium, and in reliance upon all statements made and information furnished to the Insurer and to the issuers of the **Underlying Insurance** and subject to the Declarations and the limitations, conditions, provisions, any endorsements to and all other terms of this Policy, the Insurer and the **Insureds** agree as follows:

I. INSURING AGREEMENT

The Insurer shall provide the **Insureds** with insurance excess of the **Underlying Insurance** scheduled in ITEM 4 of the Declarations. Except as specifically set forth in the terms, conditions or endorsements of this Policy, coverage hereunder shall apply in conformance with the terms, conditions, limitations and endorsements of the policy immediately underlying this Policy, except that coverage hereunder shall attach only after all **Underlying Insurance** has been exhausted by actual payment of claims or losses thereunder.

II. PRIMARY AND UNDERLYING INSURANCE

A. Maintenance of **Underlying Insurance**

All of the **Underlying Insurance** scheduled in ITEM 4 of the Declarations shall be maintained during the **Policy Period** in full effect except for any reduction of the limits of liability available under the **Underlying Insurance** solely by reason of actual payment of claims or losses thereunder. Subject at all times to Section II.B of this Policy, the Insurer shall not be liable under this policy earlier or to any greater extent than it would have been if the **Insureds** had complied with this condition.

B. Cancellation of **Underlying Insurance**

This Policy shall terminate immediately upon the cancellation of any one or more of the policies scheduled in ITEM 4 of the Declarations, whether cancelled by the **Insureds** or the applicable insurer. Notice of cancellation or non-renewal of any such policies duly given by any of the applicable insurers shall serve as notice of the cancellation or non-renewal of this Policy by the Insurer.

C. Amendment of **Underlying Insurance**

No amendment to any **Underlying Insurance** during the **Policy Period** shall be effective in extending the coverage or limits of liability afforded by this Policy unless the Insurer so agrees in writing.

III. DEFINITIONS

A. **Insured** means any person or organization insured under the policy immediately underlying this Policy.

B. **Policy Period** means the period from the inception date to the expiration date set forth in ITEM 2 of the Declarations, or to any earlier cancellation date.

C. **Primary Policy** means the policy scheduled as such in ITEM 4 of the Declarations.

D. **Underlying Insurance** means all policies scheduled in ITEM 4 of the Declarations and any policies replacing them.

IV. LIMITS OF LIABILITY

A. The amount or amounts stated in ITEM 3 of the Declarations are the limits of the Insurer's liability and shall be the maximum amount(s) payable by the Insurer under this Policy. The limits of liability available under this Policy to pay damages or settlements shall be reduced, and may be exhausted, by the payment of defense expenses.

B. In the event of the reduction of the limits of liability of the **Underlying Insurance** solely as the result of actual payment of claims or losses thereunder by the applicable insurers, this Policy shall, subject to the Insurer's limits of liability and to the other terms, conditions and endorsements of this Policy, continue to apply to claims or losses as excess insurance over the amount of insurance remaining under such **Underlying Insurance**.

C. In the event of the exhaustion of all of the limits of liability of such **Underlying Insurance** solely as the result of actual payment of claims or losses thereunder, the remaining limits available under this Policy shall, subject to the Insurer's limits of liability and to the other terms, conditions and endorsements of this Policy, continue for subsequent claims or losses as primary insurance. Under such circumstances, any retention or deductible specified in the **Primary Policy** shall also apply to this Policy.

V. SETTLEMENT

The **Insureds** shall not admit liability for or settle any claim for any amount that would involve the coverage afforded by this Policy without the Insurer's prior written consent.

VI. CLAIM PARTICIPATION

The Insurer may, at its sole discretion, elect to participate in the investigation, settlement and/or defense of any claim against the **Insureds** even if the **Underlying Insurance** has not been exhausted.

VII. SUBROGATION AND RECOVERIES

A. In the event of any payment under this Policy, the Insurer shall be subrogated to all the **Insureds'** rights of recovery against any person or organization, and the **Insureds** shall execute and deliver all instruments and papers and do whatever else is necessary to secure such rights.

B. Any amount recovered after payment under this Policy shall be apportioned in the inverse order of payment to the extent of actual payment. The expenses of all such recovery proceedings shall be apportioned in the same ratio as the recoveries.

VIII. NOTICES

A. If the **Insureds** give any notice of any matter under the **Underlying Insurance**, the **Insureds** must also give the Insurer written notice of such matter in the same manner as required by the terms and conditions of the **Primary Policy**, except that such written notice must be sent to the Insurer at the address set forth in ITEM 6 of the Declarations.

B. The **Insureds** shall give the Insurer notice in writing as soon as practicable of:

1. the cancellation of any **Underlying Insurance**, or

2. any additional or return premiums charged or allowed in connection with any **Underlying Insurance**.

IX. POLICY TERMINATION

A. This Policy may be canceled by the **Insureds** at any time either by surrender of this Policy or by written notice stating when thereafter such cancellation is to be effective. The mailing of such notice as aforesaid shall be sufficient proof of notice and this policy shall terminate at the date and hour specified in such notice.

B. The Insurer shall refund the unearned premium computed at the customary short rate if the Policy is canceled by the **Insureds**.

X. CONFORMITY TO STATUTE

Any terms of this Policy which are in conflict with the terms of any applicable laws construing this Policy are hereby amended to conform to such laws.

XI. AUTHORIZATION AND NOTICES

The person or entity named in ITEM 1 of the Declarations shall be the sole agent, and shall act on behalf, of the **Insureds** with respect to all matters under this Policy, including but not limited to giving and receiving notices and other communication, effecting or accepting any endorsements to or notice of cancellation of this Policy, paying premium and receiving any return premiums.

XII. NO ALTERATIONS WITHOUT ENDORSEMENT

No change in or modification of this Policy shall be effective unless made by endorsement signed by an authorized employee of the Insurer or any of its agents relating to this Policy.

In witness whereof the Insurer has caused this Policy to be executed by its authorized officers, but this Policy will not be valid unless countersigned on the Declarations Page by a duly authorized representative of the Insurer.

Secretary President

U.S. Specialty Insurance Company
Houston, TX

Endorsement Effective Date	Policyholder	Policy Number	Endorsement
07/01/2024	**Fidelity Fixed Income And Asset Allocation Funds**	**U724-621506**	**1**

In consideration of the premium charged, it is agreed that this Policy is issued as part of a $20,000,000 quota share layer of insurance coverage excess of $255,000,000 underlying limits. The Quota Share Participants, Policy Numbers and Individual Limits applicable to this quota share layer of insurance coverage are set forth in the following Schedule of Quota Share Participation.

SCHEDULE OF QUOTA SHARE PARTICIPATION

Quota Share Participant:	Policy Number:	Individual Limit:
U.S. Specialty Insurance Company	U724-621506	$4,000,000
Continental Casualty Company	287402618	$4,000,000
ACE American Insurance Company	G27880745 007	$4,000,000
Arch Insurance Company	AIX9300017-09	$4,000,000
Freedom Specialty Insurance Company	XMF2300081	$4,000,000

The Insurer's maximum aggregate liability under this Policy shall not exceed its Individual Limit ($4,000,000). In no event shall any other Quota Share Participant's refusal, failure, insolvency or inability to pay increase the Insurer's Individual Limit under this Policy. If any other Quota Share Participant refuses or fails to pay loss under its policy, or becomes insolvent or otherwise unable to pay loss, the Insurer shall not be liable under this Policy earlier or to any greater extent than the Insurer would have been if such Quota Share Participant had paid its Individual Limit in full.

All other terms, conditions and limitations of this Policy will remain unchanged.

994-9035 11/08

By ______________________
Authorized Representative

U.S. Specialty Insurance Company
Houston, TX

Endorsement Effective Date	Policyholder	Policy Number	Endorsement
07/01/2024	**Fidelity Fixed Income And Asset Allocation Funds**	**U724-621506**	**2**

AMEND SETTLEMENT PROVISION

In consideration of the premium charged, it is agreed that Section V. is amended to read in its entirety as follows:

V. SETTLEMENT

The **Insureds** shall not admit liability for or settle any claim for any amount that would involve the coverage afforded by this Policy without the Insurer's prior written consent, which will not be unreasonably withheld.

All other terms, conditions and limitations of this Policy will remain unchanged.

994-980 03/05

By ______________________
Authorized Representative

U.S. Specialty Insurance Company
Houston, TX

Endorsement Effective Date	Policyholder	Policy Number	Endorsement
07/01/2024	**Fidelity Fixed Income And Asset Allocation Funds**	**U724-621506**	**3**

DELETE SECTION II.B (CANCELLATION OF UNDERLYING INSURANCE) AND AMEND SECTION IX (POLICY TERMINATION)

In consideration of the premium charged, it is agreed that:

(1) Section II.B of the Policy is deleted in its entirety. However, nothing in this endorsement is intended, nor shall it be construed, to relieve the **Insured** of its obligation under Section VIII.B to give the Insurer written notice as soon as practicable of any cancellation of **Underlying Insurance**. Moreover, in the event a policy of **Underlying Insurance** is cancelled, the Insurer shall not be liable under this Policy earlier or to any greater extent than it would have been had the policy of **Underlying Insurance** not been cancelled.

(2) The second sentence of Section II.A (Maintenance of Underlying Insurance) is deleted and replaced with the following:

> The Insurer shall not be liable under this Policy earlier or to any greater extent than it would have been if the **Insureds** had complied with this condition.

(3) The following paragraph is added to Section IX:

> This Policy is non-cancelable by the Insurer except for non-payment of premium. The Insurer may cancel this Policy for non-payment of premium by sending not less than 15 days notice of such cancellation to the entity named in ITEM 1 of the Declarations at such entity's last known address.

All other terms, conditions and limitations of this Policy will remain unchanged.

994-9036 01/09

By ______________________
Authorized Representative

U.S. Specialty Insurance Company
Houston, TX

Endorsement Effective Date	Policyholder	Policy Number	Endorsement
07/01/2024	**Fidelity Fixed Income And Asset Allocation Funds**	**U724-621506**	**4**

TREATMENT OF PAYMENTS AS REDUCING OR EXHAUSTING UNDERLYING LIMIT

In consideration of the premium charged, it is agreed that:

(1) For purposes of this endorsement, **A-Side Carrier** means the issuer of any excess "Side A"/"Difference in Conditions" policy written specifically excess of this Policy.

(2) Notwithstanding anything in the Policy to the contrary:

(a) If an issuer of a policy of **Underlying Insurance** becomes financially insolvent or bankrupt and, solely as a result of such financial insolvency or bankruptcy, fails to pay covered loss under such policy of **Underlying Insurance**, and if the **Insureds** or an **A-Side Carrier** actually makes payment for part or all of such loss, then the Insurer will treat such payment as if it had been made by such issuer for purposes of determining reduction or exhaustion (as the case may be) of the limit of liability of such policy of **Underlying Insurance**.

(b) If an issuer of a policy of **Underlying Insurance** fails to pay covered loss under such policy of **Underlying Insurance** for any reason other than such issuer's financial insolvency or bankruptcy, then the Insurer will treat the **Insureds'** or an **A-Side Carrier's** actual payment of such loss as if it had been made by such issuer for purposes of determining reduction or exhaustion (as the case may be) of the limit of liability of such policy of **Underlying Insurance**, but only if the **Insureds**:

(i) promptly notify the Insurer that the **Insureds** or an **A-Side Carrier** intends to make such payment; and

(ii) advise the Insurer of the total amount of loss that such issuer has paid or has agreed to pay (if any) under such policy of **Underlying Insurance**.

(3) In no event shall any failure to pay on the part of an issuer of **Underlying Insurance** cause the Insurer to be liable under this Policy earlier or to any greater extent than the Insurer would have been if such issuer had paid its policy's full limit of liability. Except as expressly provided in paragraph (2) above, nothing in this endorsement shall be deemed to waive any term, condition or limitation of this Policy or any policy of **Underlying Insurance**.

All other terms, conditions and limitations of this Policy will remain unchanged.

994-9027 06/08

By ____________________
Authorized Representative

U.S. Specialty Insurance Company
Houston, TX

Endorsement Effective Date	Policyholder	Policy Number	Endorsement
07/01/2024	**Fidelity Fixed Income And Asset Allocation Funds**	**U724-621506**	**5**

U.S. SPECIALTY INSURANCE COMPANY

MASSACHUSETTS AMENDATORY ENDORSEMENT

In consideration of the premium charged, it is agreed that:

(1) The paragraph at the end of the Policy (beginning "In witness whereof") is amended to read in its entirety as follows:

> In witness whereof the Insurer has caused this Policy to be executed by its authorized officers.

(2) The sentence at the end of the Declarations Page (beginning "IN WITNESS WHEREOF") is amended to read in its entirety as follows:

> IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed on the Declarations Page by its President and a Secretary.

Accordingly, the countersignature line for an Authorized Representative is deleted in its entirety from the Declarations Page.

All other terms, conditions and limitations of this Policy will remain unchanged.

USSIC 3116E-MA 10/05

By ______________
Authorized Representative

U.S. Specialty Insurance Company
Houston, TX

Endorsement Effective Date	Policyholder	Policy Number	Endorsement
07/01/2024	**Fidelity Fixed Income And Asset Allocation Funds**	**U724-621506**	**6**

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

POLICYHOLDER DISCLOSURE – TERRORISM PREMIUM NOTICE

Your Policy contains coverage for certain losses caused by terrorism. We are required to notify you of the portion of the premium, if any, attributable to the coverage for terrorist acts certified under the Terrorism Risk Insurance Act of 2002, as amended (hereinafter "TRIA"). TRIA also requires us to provide disclosure of federal participation in payment of terrorism losses resulting from an "act of terrorism" as defined by Section 102(1) of TRIA.

Section 102(1) of TRIA defines the term "act of terrorism" as any act that is certified by the Secretary of the Treasury of the United States – in concurrence with the Secretary of State of the United States and the Attorney General of the United States – to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

Please be advised that the actual coverage provided by your Policy for acts of terrorism, as is true for all coverages, is limited by the terms, conditions, exclusions, limits and other provisions of your Policy, any endorsements to the Policy and generally applicable rules of law.

YOU SHOULD KNOW THAT, WHERE COVERAGE IS PROVIDED BY THIS POLICY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM, SUCH LOSSES MAY BE PARTIALLY REIMBURSED BY THE UNITED STATES GOVERNMENT UNDER A FORMULA ESTABLISHED BY FEDERAL LAW. UNDER THIS FORMULA, THE UNITED STATES GOVERNMENT GENERALLY PAYS 90% (85% COMMENCING IN 2007) OF COVERED TERRORISM LOSSES EXCEEDING THE STATUTORILY ESTABLISHED DEDUCTIBLE PAID BY THE INSURANCE COMPANY PROVIDING THE COVERAGE.

THE PREMIUM CHARGED FOR THIS COVERAGE IS PROVIDED BELOW AND DOES NOT INCLUDE ANY CHARGES FOR THE PORTION OF LOSS COVERED BY THE FEDERAL GOVERNMENT UNDER TRIA.

U.S. Specialty Insurance Company
Houston, TX

Endorsement Effective Date	Policyholder	Policy Number	Endorsement
07/01/2024	**Fidelity Fixed Income And Asset Allocation Funds**	**U724-621506**	**6**

The amount of your premium that is attributable to coverage for terrorist acts certified under TRIA is $0.

All other terms, conditions and limitations of this Policy will remain unchanged.

DH-ETRIA 03/09

By ______________
Authorized Representative

Nationwide®
is on your side

Home Office:
One West Nationwide Blvd.
Columbus, OH 43215
Administrative Office:
18700 North Hayden Road
Scottsdale, AZ 85255

January 23, 2025

Mary Coughlin
Willis
Willis Towers Watson Northeast, Inc.
75 Arlington Street
Floor 10, MA 02116

RE: Fidelity Fixed Income & Asset Allocation
Policy Number: XMF2400081
Liability Limit: $4,000,000 Part of $20,000,000 Excess of $255,000,000

Dear Mary,

Nationwide is pleased to provide you with the enclosed Fidelity Fixed Income & Asset Allocation Policy, with effective dates 07/01/2024 to 07/01/2025, issued by Freedom Specialty Insurance Company ("the Company") to the above captioned insured.

As requested, the Policy has been issued despite the fact that Nationwide has not received all of the Underlying Excess policy(ies)/endorsements.

As you are aware, the binder for this Policy may contain a subjectivity(ies) regarding receipt, review and acceptance of complete copies of the binders for all of the Underlying Excess policies, as well as complete copies of all of the policies themselves. If applicable, please forward complete copies of all of the policies to my attention as soon as possible.

The Company fully reserves its rights to amend the Policy in the event that any inconsistencies exist between the binders related to the policies and the policies when issued. In addition, by issuing the Policy, the Company does not waive any rights or defenses it may have in connection with the Policy, nor is it stopped from asserting all or any defenses that may be available to it with regard to the Policy.

If you have any questions or concerns, please do not hesitate to contact me.

Sincerely,

Nicole Young

Nicole Young

Enclosures

Underwritten by: Freedom Specialty Insurance Company
Home Office: One West Nationwide Boulevard · Columbus, Ohio 43215
Administrative Office: 18700 North Hayden Road · Scottsdale, Arizona 85255
1-800-423-7675 · A Stock Company

EXCESS INSURANCE POLICY

DEPENDING UPON THE TERMS OF THE FOLLOWED POLICY, THIS POLICY MAY APPLY ONLY TO CLAIMS FIRST MADE DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD, IF APPLICABLE, AND THE LIMIT OF LIABILITY MAY BE REDUCED BY PAYMENT OF DEFENSE COSTS. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

DECLARATIONS

Item 1. **Named Insured &** Mailing Address:
FIDELITY FIXED INCOME & ASSET ALLOCATION
C/O FMR LLC
200 SEAPORT BLVD. MAILZONE ZW9C
BOSTON, MA 02210

Policy No.: XMF2400081
Agent No.: 20408
Renewal No.: XMF2300081

Item 2. Aggregate Limit of Liability (maximum amount payable by the **Insurer** under this Policy): $4,000,000 Part of $20,000,000

Item 3. **Policy Period:**
07/01/2024 to 07/01/2025 12:01 A.M. local time at **Named Insured's** Mailing Address

Item 4. Schedule of **Underlying Policies:**
"Followed Policy" means the policy or coverage section identified below in the Schedule of **Underlying Policies,** as constituted at its inception (unless the **Insurer** consents to any change thereto by written endorsement to this Policy).

Followed Policy	Underlying Insurer	Underlying Policy	Limit of Liability	Policy Period
☐	**BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY**	47-EPF-315881-04	$10,000,000	07/01/2024 - 07/01/2025
DEDUCTIBLE/RETENTION: $0				
☒	**CHUBB BERMUDA INSURANCE LTD.**	10153-017-A	$10,000,000	07/01/2024 - 07/01/2025

SEE FORM UTF-358 12-07 FOR COMPLETE SCHEDULE OF UNDERLYING POLICIES

"Underlying Limits" means the following amount: $255,000,000

"Underlying Policies" means all policies or coverage sections of policies identified in the above Schedule of **Underlying Policies,** as constituted at their inception (unless the **Insurer** consents to any change thereto by written endorsement to this Policy). **"Underlying Insurer"** means any insurer identified in the above Schedule of **Underlying Policies** as issuing an **Underlying Policy.**

Item 5. **Premium:** $31,350 **Terrorism Premium:** $0 **Total Premium:** $31,350

Item 6. Pending and Prior Litigation Date (in accordance with **Followed Policy,** but date may differ): As Expiring
Continuity Date (in accordance with **Followed Policy,** but date may differ): As Expiring

Item 7. Endorsements Effective at Inception:
SEE SCHEDULE OF FORMS AND ENDORSEMENTS

Item 8. Notice of Claims to:	Other Notices to:
Freedom Specialty Insurance Company Claim Department PO Box 182452 Columbus, Ohio 43218-2452 mlsreportaloss@nationwide.com	Freedom Specialty Insurance Company Claim Department PO Box 182452 Columbus, Ohio 43218-2452 mlsreportaloss@nationwide.com

These Declarations, together with the application (as defined in the **Followed Policy**) and any information submitted therewith, the Policy, and any written endorsement(s) attached thereto, shall constitute the contract between the **Insureds** and the **Insurer.**

Nationwide®

Underwritten by: Freedom Specialty Insurance Company
Home Office: One Nationwide Plaza · Columbus, Ohio 43215
Administrative Office: 18700 North Hayden Road · Scottsdale, Arizona 85255
1-800-423-7675 · A Stock Company

In Witness Whereof, the Company has caused this policy to be executed and attested.

Secretary | President

The information contained herein replaces any similar information contained elsewhere in the policy.

FREEDOM SPECIALTY
INSURANCE COMPANY®

SCHEDULE OF FORMS AND ENDORSEMENTS

Policy No. XMF2400081 Effective Date 07/01/2024

12:01 A.M. Standard Time

Named Insured Fidelity Fixed Income & Asset Allocation Agent No. 20408

XMF-D-2	08-22	EXCESS INSURANCE POLICY DECLARATIONS
UTF-COVPG	03-21	COVER PAGE
UTF-SP-2	06-11	SCHEDULE OF FORMS AND ENDORSEMENTS
XMF-P-2	07-10	EXCESS INSURANCE POLICY
UTF-358	12-07	SCHEDULE OF UNDERLYING POLICIES
XMF-207	08-17	AMEND REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS-LOSS
XMF-202	08-17	AMEND CONDITIONS OF COVERAGE
XMF-232	08-17	QUOTA SHARE ENDORSEMENT
UTF-3G	03-92	AMEND CONDITIONS OF COVERAGE - AS EXPIRING
NOTF0442CW	03-22	U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS
NOTF0602MA-POL	03-21	POLICYHOLDER DISCLOSURE-MASSACHUSETTS NOTICE OF TERRORISM INSURANCE COVERAGE

FREEDOM SPECIALTY
INSURANCE COMPANY®
a Nationwide Insurance® company

A Stock Insurance Company, herein called the **Insurer**

EXCESS INSURANCE POLICY

UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY APPLIES ONLY TO CLAIMS FIRST MADE AGAINST THE INSURED DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD. THE LIMIT OF LIABILITY SHALL BE REDUCED AND MAY BE EXHAUSTED BY PAYMENT OF DEFENSE COSTS.

In consideration of the payment of the premium and in reliance upon the application (as defined in the **Followed Policy**) and any information submitted therewith, and subject to the Declarations and terms and conditions of this Policy, the persons and entities entitled to coverage under the **Followed Policy** (the **"Insureds"**) and the **Insurer** agree as follows:

I. INSURING AGREEMENT

The **Insurer** shall provide insurance coverage excess of the **Underlying Limits** in accordance with the same terms, definitions, conditions, exclusions and limitations as are contained in the **Followed Policy,** except with respect to the premium, the limit of liability and as otherwise provided herein.

II. DEFINITIONS

A. **"DIC Insurer"** means any insurer which wrote a difference-in-conditions policy excess of this Policy that drops down to pay any amount due under the **Underlying Policies** pursuant to the difference-in-conditions provisions of such policy; provided, however, any such policy issued by such insurer shall not be considered one of the **Underlying Policies.**

B. **"Financial Insolvency"** means the status of any **Underlying Insurer** being subject to the appointment, by any state, federal or foreign official, agency or court, of any receiver, conservator, liquidator, trustee, rehabilitator or similar official to take control of, supervise, manage or liquidate such **Underlying Insurer.**

III. REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS

A. The **Insurer** shall not provide any coverage under this Policy until the full amount of the **Underlying Limits** has been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of amounts covered under the terms of the **Underlying Policies** by any or all of the following:

(1) the **Underlying Insurers** under the **Underlying Policies;**

(2) the **Insured;** or

(3) a **DIC Insurer,** in the event the difference-in-conditions policy written by such **DIC Insurer** drops down to pay any amount due under the **Underlying Policies.**

B. In the event that the **Underlying Limits** are partially reduced by reason of actual payments as described in Section **III.A.** above, then subject to the Limit of Liability this Policy shall continue to apply as excess over the reduced **Underlying Limits.**

C. In the event that the **Underlying Limits** are wholly exhausted by reason of actual payments as described in Section **III.A.** above (and the full amount of any applicable deductible or uninsured retention has been paid under the **Followed Policy** by the **Insured** or others), then subject to the Limit of Liability this Policy shall continue to apply as primary insurance in accordance with the terms, definitions, conditions, exclusions and limitations of the **Followed Policy** and the terms, definitions, conditions, exclusions and limitations of this Policy; provided always that this Policy shall only pay excess of such deductible or retention, which shall be applied in the same manner as specified in the **Followed Policy.**

D. This Policy shall only pay in the event of the reduction or exhaustion of the **Underlying Limits** by reason of actual payments as described in Section **III.A.** above and shall not drop down for any other reason, including but not limited to the existence of any sub-limit in any **Underlying Policy;** provided, however, this Policy will recognize erosion of any of the **Underlying Policies** due to the existence of a sub-limit.

E. The **Insureds** expressly retain the risk of any gap in coverage or uncollectibility and the **Insurer** does not in any way insure or assume such risk.

IV. CONDITIONS OF COVERAGE

A. As a condition precedent to this Policy's coverage, in the event of the **Financial Insolvency** of any of the **Underlying Policies** or the reduction or exhaustion of any of the **Underlying Policies,** the **Insureds** shall notify the **Insurer** in writing as soon as practicable thereafter, with full particulars.

B. If during the **Policy Period** or any discovery or extended reporting period, any terms, definitions, conditions, exclusions and limitations of the **Followed Policy** are changed, this Policy shall not be subject to such change unless the **Insurer** consents by written endorsement to this Policy.

FREEDOM SPECIALTY
INSURANCE COMPANY®

SCHEDULE OF UNDERLYING POLICIES

Policy No. XMF2400081 Effective Date 07/01/2024
12:01 A.M. Standard Time

Named Insured Fidelity Fixed Income & Asset Allocation Agent No. 20408

SCHEDULE OF UNDERLYING INSURANCE :

Issuing Insurer	Policy Number	Limit of Liability	Attachment Point
PRIMARY POLICY: BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY	47-EPF-315881-04	$10,000,000	SEE FOLLOWED POLICY RETENTIONS
1st EXCESS: ACE AMERICAN INSURANCE COMPANY	G23656280 017	$10,000,000	$10,000,000
2nd EXCESS: NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA	01-307-65-49	$10,000,000	$20,000,000
3rd EXCESS: ICI MUTUAL INSURANCE COMPANY, RRG	87153124D	$10,000,000	$30,000,000
4th EXCESS: ALLIED WORLD ASSURANCE COMPANY, LTD.	C014841/014	$10,000,000	$40,000,000
5th EXCESS: QBE INSURANCE CORPORATION	130005115	$10,000,000	$50,000,000
6th EXCESS: TRAVELERS CASUALTY AND SURETY COMPANY OF AMERICA	106547114	$10,000,000	$60,000,000
7th EXCESS: CONTINENTAL CASUALTY COMPANY (C.N.A CANADA)	287273571	$10,000,000	$70,000,000
8th EXCESS: STARR INDEMNITY & LIABILITY COMPANY	1000059076241	$10,000,000	$80,000,000
9th EXCESS: AXIS INSURANCE COMPANY	P-001-000158031-05	$5,000,000	$90,000,000
10th EXCESS: ZURICH AMERICAN INSURANCE COMPANY	EOC-0905341-01	$5,000,000	$95,000,000
11th EXCESS: **QUOTA SHARE** MAXIMUM AGGREGATE LIMIT: $50,000,000			
MOSAIC SYNDICATE 1609	13013P24	$5,000,000 PART OF $50,000,000	$100,000,000
FREEDOM SPECIALTY INSURANCE COMPANY	XMF2400061	$10,000,000 PART OF $50,000,000	
TWIN CITY FIRE INSURANCE COMPANY	08 DA 0252123 24	$10,000,000 PART OF $50,000,000	

FREEDOM SPECIALTY
INSURANCE COMPANY®

SCHEDULE OF UNDERLYING POLICIES

Policy No. XMF2400081 Effective Date 07/01/2024

12:01 A.M. Standard Time

Named Insured Fidelity Fixed Income & Asset Allocation Agent No. 20408

SCHEDULE OF UNDERLYING INSURANCE (continued):

Issuing Insurer	Policy Number	Limit of Liability	Attachment Point
HOUSTON CASUALTY COMPANY	24-MGU-24-A58942	$8,000,000 PART OF $50,000,000	
EVEREST NATIONAL INSURANCE COMPANY	FL5EX00305-241	$7,000,000 PART OF $50,000,000	
IRONSHORE INDEMNITY INC.	IA7NAB095J005	$5,000,000 PART OF $50,000,000	
XL SPECIALTY INSURANCE COMPANY	ELU197867-24	$5,000,000 PART OF $50,000,000	
12th EXCESS: **QUOTA SHARE** MAXIMUM AGGREGATE LIMIT: $25,000,000			
BERKLEY PROFESSIONAL LIABILITY	BPRO8116229	$5,000,000 PART OF $25,000,000	$150,000,000
TWIN CITY FIRE INSURANCE COMPANY	08 DC 0665819-24	$5,000,000 PART OF $25,000,000	
FREEDOM SPECIALTY INSURANCE COMPANY	XMF2410841	$2,500,000 PART OF $25,000,000	
ALLIANZ GLOBAL RISKS US INSURANCE COMPANY	USF05426524	$2,500,000 PART OF $25,000,000	
LIBERTY SPECIALTY MARKETS BERMUDA LIMITED	LSMAFL473348A	$2,500,000 PART OF $25,000,000	
ARCH INSURANCE (BERMUDA)	BFI0070459-00	$2,500,000 PART OF $25,000,000	
ENDURANCE AMERICAN INSURANCE COMPANY	FIX30063561700	$2,500,000 PART OF $25,000,000	
OLD REPUBLIC INSURANCE COMPANY	ORPRO 13 102508	$2,500,000 PART OF $25,000,000	
13th EXCESS (FOLLOWED): CHUBB BERMUDA INSURANCE LTD.	10153-017-A	$10,000,000	$175,000,000
14th EXCESS: AMERICAN INTERNATIONAL REINSURANCE COMPANY, LTD.	33089992	$15,000,000	$185,000,000
15th EXCESS: BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY	47-EPF-329663-02	$10,000,000	$200,000,000

FREEDOM SPECIALTY
INSURANCE COMPANY®

SCHEDULE OF UNDERLYING POLICIES

Policy No. XMF2400081 Effective Date 07/01/2024

12:01 A.M. Standard Time

Named Insured Fidelity Fixed Income & Asset Allocation Agent No. 20408

SCHEDULE OF UNDERLYING INSURANCE (continued):

Issuing Insurer	Policy Number	Limit of Liability	Attachment Point
16th EXCESS: MARKEL BERMUDA LIMITED	MKLB25GPL0005621	$10,000,000	$210,000,000
17th EXCESS: RLI INSURANCE COMPANY	EPG0032819	$10,000,000	$220,000,000
18th EXCESS: NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA	01-347-75-65	$10,000,000	$230,000,000
19th EXCESS: XL SPECIALTY INSURANCE COMPANY	ELU197866-24	$15,000,000	$240,000,000

Underwritten by Freedom Specialty Insurance Company

ENDORSEMENT NO. 1

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMF2400081	07/01/2024	Fidelity Fixed Income & Asset Allocation	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS—LOSS

In consideration of the premium charged, it is hereby understood and agreed that Section III. **REDUCTION OR EXHAUSTION OF UNDERLYING INSURANCE,** subsection A. is deleted in its entirety and replaced with the following:

A. The **Insurer** shall not provide any coverage under this Policy until the full amount of the **Underlying Limits** has been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of **Loss** under the terms of the **Underlying Policies** by any or all of the following:

(1) The **Underlying Insurers** under the **Underlying Policies;**

(2) The **Insured,** including payments made on behalf of the **Insured;**

(3) A **DIC Insurer,** in the event the difference-in-conditions policy written by such **DIC Insurer** drops down to pay any amount due under the **Underlying Policies;** or

(4) Any third-party.

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE / DATE

ENDORSEMENT NO. 2

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMF2400081	07/01/2024	Fidelity Fixed Income & Asset Allocation	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND CONDITIONS OF COVERAGE

In consideration of the premium charged, it is hereby understood and agreed that Section IV.A. **CONDITIONS OF COVERAGE** is deleted in its entirety and replaced by the following:

A. In the event of the **Financial Insolvency** of any of the **Underlying Policies** or the reduction or exhaustion of any of the **Underlying Policies,** the **Insureds** shall notify the **Insurer** in writing as soon as practicable thereafter, with full particulars.

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE / DATE

Underwritten by Freedom Specialty Insurance Company

ENDORSEMENT NO. 3

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMF2400081	07/01/2024	Fidelity Fixed Income & Asset Allocation	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

QUOTA SHARE ENDORSEMENT

In consideration of the premium paid, it is hereby understood and agreed that:

1. This Policy is part of a quota share participation arrangement between the Participating Insurers and the **Insured** (the "Program") which provides a $20,000,000 **Limit of Liability** excess of the **Underlying Limits** as follows:

Participating Insurer	Participating Insurer's Policy Number	Participating Insurer's Limit of Liability	Participating Insurer's Percentage
Freedom Specialty Insurance Company	XMF2400081	$4,000,000	20.00%
Continental Casualty Company (C.N.A Canada)	287402618	$4,000,000	20.00%
ACE American Insurance Company	G27880745 008	$4,000,000	20.00%
U.S. Specialty Insurance Company	U724-621506	$4,000,000	20.00%
Arch Insurance Company	AIX9300017-10	$4,000,000	20.00%

2. Each Participating Insurer shall be liable only for its own percentage of each covered **Loss,** subject to its own **Limit of Liability.**
3. Each Participating Insurer shall:
   A. receive notice of any **Claim** submitted for coverage under the Program;
   B. make its own determination of whether loss is covered under the Program; and
   C. elect whether to participate in the investigation, settlement or defense of any **Claim.**
4. The liability of each Participating Insurer shall be several and not joint. The failure, refusal or inability of any Participating Insurer to pay covered **Loss,** including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other Participating Insurer. The **Insured** expressly retains the risk of any gap in coverage or uncollectibility and the **Insurer** does not in any way insure or assume such risk.
5. Item 2. of the Declarations is deleted in its entirety and replaced by the following:

   Item 2. See Excess Policy--Quota Share Endorsement

All other terms and conditions of this Policy remain unchanged.

______________________________ / ______________

AUTHORIZED REPRESENTATIVE DATE

FREEDOM SPECIALTY
INSURANCE COMPANY®

ENDORSEMENT NO. 4

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMF2400081	07/01/2024	Fidelity Fixed Income & Asset Allocation	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND CONDITIONS OF COVERAGE

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

In consideration of the premium paid, it is hereby understood and agreed that Section **IV. CONDITIONS OF COVERAGE,** of this Policy is amended by adding the following:

C. In the event a coverage dispute arises between the **Insured** and the **Insurer** of this Policy in relation to matters that are also the subject of a dispute with an **Underlying Insurer**, then at the **Insured's** election, those disputes shall be heard together in the same court or arbitration proceedings

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE / DATE

A Nationwide® Company

Freedom Specialty Insurance Company

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of this Policy. Read this policy and review the Declarations page for complete information on the coverages provided.

This Notice provides information concerning possible impact on this Policy's insurance coverage due to directives issued by the Office of Foreign Assets Control ("OFAC"). **Please read this Notice carefully.**

OFAC administers and enforces sanctions policy, based on Presidential declarations of "national emergency." OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons." This list can be located on the United States Treasury's website: http://www.treas.gov/ofac/

In accordance with OFAC regulations, if it is determined that any insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

Underwritten by Freedom Specialty Insurance Company
A Stock Insurance Company

POLICYHOLDER DISCLOSURE-MASSACHUSETTS NOTICE OF TERRORISM INSURANCE COVERAGE

NO PREMIUM CHARGE FOR TERRORISM COVERAGE

COPY OF DISCLOSURE SENT WITH ORIGINAL QUOTE

TERRORISM RISK INSURANCE ACT

You are hereby notified that the Terrorism Risk Insurance Act of 2002, as amended pursuant to the Terrorism Risk Insurance Program Reauthorization Act of 2019, effective January 1, 2021 (collectively referred to as "TRIA" or the "Act"), established a program within the Department of the Treasury under which the federal government shares, with the insurance industry, the risk of loss from future terrorist attacks. Under the Act, you have a right to an offer of insurance coverage for losses arising out of acts of terrorism. As defined in Section 102(1) of the Act: The term "certified acts of terrorism" means any act that is certified by the Secretary of the Treasury-in consultation with the Secretary of Homeland Security, and the Attorney General of the United States-to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States government by coercion.

DISCLOSURE OF FEDERAL SHARE OF COMPENSATION

You should know that where coverage is provided by this policy for losses resulting from "certified acts of terrorism," such losses may be partially reimbursed by the United States government under a formula established by federal law. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States government agrees to reimburse eighty percent (80%) of covered terrorism losses that exceed the statutorily established deductible paid by the insurance company providing the coverage. There is no premium charged for terrorism coverage, as indicated below.

CAP ON LOSSES FROM "CERTIFIED ACTS OF TERRORISM"

You should also know that the Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits United States government reimbursement as well as insurers' liability for losses resulting from "certified acts of terrorism" when the amount of such losses in any one calendar year exceeds $100 billion. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

$0 PREMIUM DISCLOSURE

In accordance with the Act, we are required to offer you coverage for losses resulting from an act of terrorism that is certified under TRIA as an act of terrorism. The policy's other provisions will still apply to such an act. We are further required to provide you with a notice disclosing the portion of your premium, if any, attributable to coverage for terrorist acts certified under the Terrorism Risk Insurance Act.

The portion of your annual premium that is attributable to coverage for "certified acts of terrorism" pursuant to TRIA is **$0 (zero),** and does not include any charges for the portion of losses covered by the United States government under the Act.

CHUBB

CODA Premier SM

Independent Directors Liability

Excess and Difference-In-Conditions Insurance Policy
Issued by

Chubb Bermuda Insurance Ltd.

This is a one-year policy.

Please read this policy carefully.
This is a claims first made policy. Defense costs
are included in the limit of liability.

Words and phrases that appear below in all capital letters have
the special meanings set forth in Clause 2 (Definitions).

This POLICY shall constitute the entire contract between the
INSUREDS, the COMPANY, and the INSURER.

PARENT COMPANY

Fidelity Equity and High Income Funds

POLICY No.

10154-017-A

Producer

Willis (Bermuda) Limited

Signed at Hamilton, Bermuda
on the 5th day of March 2025 .

Executive Vice President

Authorised Representative

DECLARATIONS

Item I	POLICY Number:	**10154-017-A**
	PARENT COMPANY:	Fidelity Equity and High Income Funds
	Principal Address:	C/O FMR LLC 88 Black Falcon Ave First Floor, East Side, Suite 167 Mailzone V7E Boston, MA 02210 U.S.A.

Item II POLICY PERIOD: From July 1, 2024 to July 1, 2025
12:01 a.m. Local Time at the address of the PARENT COMPANY stated above.

Item III

A. Limit of Liability: $10,000,000
Aggregate Limit of Liability for all LOSS paid on behalf of all INSUREDS arising from all CLAIMS first made during the POLICY YEAR.

B.	First Reinstated Limit of Liability:	$10,000,000 (in the aggregate)
C.	Second Reinstated Limit of Liability:	$10,000,000 (in the aggregate)
	Maximum Limit of Liability under III.A, III.B and III.C combined	$30,000,000

The limits of liability in Items III.A, III.B and III.C are separate and independent. Please refer to Clause 3 of this POLICY for the details on how the reinstatements operate.

Item IV PREMIUM: At inception of this POLICY YEAR

Gross Premium:	218,576.00
Commission:	0.00
Net Premium:	218,576.00

Item V NOTICE TO COMPANY:

Any notice to the COMPANY or, except in accordance with Clause 17 (Representation) of this POLICY, to the INSUREDS, shall be given or made to the individual listed above, if any, or otherwise to the individual designated in the APPLICATION, if any, or otherwise to the signer of the APPLICATION, and shall be given or made in accordance with Clause 16 (Notice) of this POLICY.

MANUSCRIPT

Item VI NOTICE TO INSURER:

Notice of CLAIMS:

Chubb Bermuda Insurance Ltd.
Chubb Building
17 Woodbourne Avenue
Hamilton HM 08 Bermuda
Attention: Claims Department

Fax: 441.292.2456
e-mail: bermudaclaimsnotices@chubb.com

All other notices:

Chubb Bermuda Insurance Ltd.
Chubb Building
17 Woodbourne Avenue
Hamilton HM 08 Bermuda
Attention: D&O Underwriting Department

Fax: 441.292.2514

ANY EMAIL NOTICE OF CLAIMS TO THE INSURER SHALL BE VALID ONLY IF SENT TO THE EMAIL ADDRESS LISTED ABOVE AND VERIFIED BY A RETURN RECEIPT FROM SUCH EMAIL ADDRESS. INFORMATION, INCLUDING THE APPLICATION, SUBMITTED TO THE INSURER WHICH IS NOT PROPERLY ADDRESSED TO THE CLAIMS DEPARTMENT SHALL NOT CONSTITUTE A VALID NOTICE OF CLAIM.

Item VII SCHEDULE OF UNDERLYING DIRECTORS AND OFFICERS INSURANCE:

Carrier	Policy Period	Limits	Attachment
Berkshire Hathaway Specialty Insurance Company *	07/01/2024 – 07/01/2025	10M	0
ACE American Insurance Company	07/01/2024 – 07/01/2025	10M	10M
National Union Fire Insurance Company of Pittsburgh, Pa	07/01/2024 – 07/01/2025	10M	20M
ICI Mutual Insurance Company	07/01/2024 – 07/01/2025	10M	30M
Allied World Assurance Company, AG.	07/01/2024 – 07/01/2025	10M	40M
QBE Insurance Group	07/01/2024 – 07/01/2025	10M	50M
Travelers Casualty and Surety Company of America	07/01/2024 – 07/01/2025	10M	60M
Continental Casualty Company	07/01/2024 – 07/01/2025	10M	70M
Starr Indemnity & Liability Company	07/01/2024 – 07/01/2025	10M	80M
Axis Insurance Company	07/01/2024 – 07/01/2025	5M	90M
Zurich American Insurance Company	07/01/2024 – 07/01/2025	5M	95M
Ironshore Indemnity Inc.	07/01/2024 – 07/01/2025	5M part of 50M	100M
London Markets	07/01/2024 – 07/01/2025	5M part of 50M	100M
Freedom Specialty Insurance Company	07/01/2024 – 07/01/2025	10M part of 50M	100M
Twin City Fire Insurance Company	07/01/2024 – 07/01/2025	10M part of 50M	100M
XL Specialty Insurance Company	07/01/2024 – 07/01/2025	5M part of 50M	100M
Houston Casualty Company	07/01/2024 – 07/01/2025	8M part of 50M	100M
Everest National Insurance Company	07/01/2024 – 07/01/2025	7M part of 50M	100M
Berkley Pro Insurance Company	07/01/2024 – 07/01/2025	5M part of 25M	150M
Twin City Fire Insurance Company	07/01/2024 – 07/01/2025	5M part of 25M	150M
Freedom Specialty Insurance Company	07/01/2024 – 07/01/2025	2.5M part of 25M	150M
Allianz Global Risks US Ins. Company	07/01/2024 – 07/01/2025	2.5M part of 25M	150M
Endurance American Ins. Company	07/01/2024 – 07/01/2025	2.5M part of 25M	150M
Old Republic Insurance Company	07/01/2024 – 07/01/2025	2.5M part of 25M	150M
Arch Bermuda Ltd	07/01/2024 – 07/01/2025	2.5M part of 25M	150M
Liberty Specialty Markets Agency Ltd.	07/01/2024 – 07/01/2025	2.5M part of 25M	150M

*Policy noted is the PRIMARY POLICY

Endorsements **1 to 2** are made part of this POLICY at Policy Issuance.

INDEPENDENT DIRECTORS LIABILITY INSURANCE

In consideration of the payment of the premium and in reliance on all statements made and information furnished by the COMPANY to the INSURER in the application, which is hereby made a part hereof, and subject to the foregoing Declarations and to all other terms of this POLICY, the COMPANY, the INSUREDS, and the INSURER agree as follows:

1. INSURING CLAUSE

(a) The INSURER shall pay on behalf of the INSUREDS or any of them, any and all LOSS that the INSUREDS pay by reason of any CLAIM or CLAIMS first made against the INSUREDS or any of them during the POLICY PERIOD, for any WRONGFUL ACTS that are actually or allegedly caused, committed, or attempted prior to the end of the POLICY PERIOD by the INSUREDS; provided the INSURER shall be liable for any portion of such LOSS only if and to the extent such LOSS is not paid under the UNDERLYING INSURANCE by reason of one or more of the following:

1. the insurer(s) of the UNDERLYING INSURANCE:

    i. refuses in writing to indemnify the INSUREDS; or

    ii. fails to indemnify the INSUREDS within sixty (60) days after a written request by or on behalf of the INSUREDS for such indemnification; or

    iii. is financially unable to indemnify the INSUREDS by reason of the insurer(s) being subject to a receivership, liquidation, bankruptcy, dissolution, rehabilitation or similar proceeding; or

    iv. rescinds the UNDERLYING INSURANCE or refuses to indemnify the INSUREDS while attempting to rescind the UNDERLYING INSURANCE; or

2. according to the terms and conditions of the UNDERLYING INSURANCE, the insurer(s) of the UNDERLYING INSURANCE is not liable for such portion of the LOSS; or

3. the limit(s) of liability or any applicable sublimit(s) of liability of the UNDERLYING INSURANCE has been exhausted or reduced by reason of the insurers of the UNDERLYING INSURANCE and/or the INSUREDS paying losses thereunder; or

4. a liquidation or reorganization proceeding is commenced by or against the COMPANY pursuant to the U.S. Bankruptcy Code, as amended, or any similar federal, state, foreign or common law (“Code”) and as a result of such proceeding the insurer(s) of the UNDERLYING INSURANCE refuses to indemnify the INSUREDS solely because the proceeds of any

UNDERLYING INSURANCE are subject to the automatic stay or similar payment prohibition under the Code.

(b) In the event any UNDERLYING INSURANCE affords broader coverage for an INSURED than is afforded under this POLICY, then,

this POLICY is amended to follow and be subject to the terms and conditions of such UNDERLYING INSURANCE only in respect of and to the extent of such broader coverage for the INSURED, provided the INSURER shall not cover the COMPANY with respect to any claims made against the COMPANY or for any amounts the COMPANY pays to indemnify, or pays on behalf of, the INSUREDS.

2. DEFINITIONS

(a) "CLAIM" shall mean:

1. any written demand or any civil or criminal judicial, administrative, regulatory or arbitration proceeding or investigation against any INSURED for a WRONGFUL ACT, including any appeal therefrom;

2. any official request for EXTRADITION of any INSURED or the execution of a warrant for the arrest of any INSURED where such execution is an element of EXTRADITION:

3. any written demand that the INSURED toll or waive a statute of limitations with respect to a potential or threatened claim against the INSURED for a WRONGFUL ACT;

4. written notice to the INSURER by the INSUREDS and/or the COMPANY during the POLICY PERIOD describing circumstances that may reasonably be expected to give rise to a CLAIM described in subpart (a)(1) above being made against the INSUREDS; or

5. any formal or informal request, demand, inquiry or subpoena by a regulatory, administrative, governmental or similar authority to interview or depose an INSURED or for the production of documents by an INSURED, in his or her capacity as such or solely by reason of his or her status as such, regardless whether such INSURED is alleged to have committed a WRONGFUL ACT.

Multiple demands, suits, investigations or proceedings arising out of the same WRONGFUL ACT shall be deemed to be a single CLAIM, which shall be treated as a CLAIM first made during the POLICY YEAR in which the first of such multiple demands, suits, investigations or proceedings is made against any INSURED or in which notice of circumstances relating thereto is first given in accordance with subpart (b) of Clause 14 (Loss Provisions) below, whichever occurs first, regardless whether such INSURED is alleged to have committed a WRONGFUL ACT.

(b) "COMPANY" shall mean:

1. the PARENT COMPANY;

2. any company that prior to the starting date of the POLICY PERIOD merged into or consolidated with the PARENT COMPANY and was not the surviving entity;

3. any SUBSIDIARY of either such company;

4. if covered in accordance with subpart (a) of Clause 21 (Acquisition, Creation or Disposition of a Subsidiary) below, any other subsidiary;

5. any foundation, charitable trust or political action committee controlled or exclusively sponsored by one or more organizations described in (1) through (4) above; and

6. any organization described in (1) through (5) above as a debtor in possession under United States bankruptcy law or an equivalent status under the law of any other country.

(c) "DEFENSE COSTS" shall mean that portion of LOSS consisting of reasonable costs, charges, fees (including but not limited to attorneys' fees and experts' fees) and expenses incurred in the defense or investigation of a CLAIM, including any affirmative actions by the INSURED undertaken as a reasonable part of the overall defense strategy, and the premium for appeal, attachment or similar bonds, including without limitation reasonable fees and expenses incurred by the INSUREDS at the INSURER's request to assist the INSURER in investigating the CLAIM or costs assessed against the INSUREDS in the CLAIM;

the reasonable costs, charges, fees and expenses (including the premium or origination fee for a loan or bond) incurred by an INSURED solely to facilitate the return of amounts required to be repaid by such persons pursuant to Section 304(a) of the Sarbanes-Oxley Act of 2002 or Section 954 of the Dodd- Frank Wall Street Reform and Consumer Protection Act of 2010. Such amounts do not include the payment, return, reimbursement, disgorgement or restitution of any such amounts requested or required to be repaid by such persons pursuant to Section 304(a) or Section 954.

DEFENSE COSTS shall include all reasonable fees and expenses of defense counsel selected by the INSUREDS in accordance with the usual hourly rates and expense reimbursement paid by the COMPANY to their customary outside counsel for legal services on behalf of the INSUREDS.

It is understood and agreed that INSUREDS shall be entitled to separate counsel in the event of any potential or actual conflict of interest among the INSUREDS.

However, in no event shall DEFENSE COSTS include wages, salaries, fees, benefits or office expenses of INSUREDS or employees of the COMPANY.

(d) "DOMESTIC PARTNER" shall mean any natural person qualifying as a domestic partner under the provisions of any applicable federal, state or local law or under the provisions of any formal program established by the COMPANY.

(e) "EXTRADITION" means any formal process by which an INSURED located in any country is or is sought to be surrendered to any other country for trial or otherwise to answer any criminal accusation.

(f) "INDEPENDENT DIRECTORS" shall mean one or more past, present or future directors or MANAGERS of the COMPANY who are not and have never been an employee of any COMPANY or of FMR LLC.

(g) "INSUREDS" shall mean one or more of the following:

1. all persons who were, now are, or shall be duly elected or appointed INDEPENDENT DIRECTORS of the COMPANY;

2. all INDEPENDENT DIRECTORS who were, now are, or shall be serving as directors, officers, trustees, governors, partners or the equivalent thereof for any OUTSIDE ENTITY if:

   i. such activity is part of their duties regularly assigned by the COMPANY,

   ii. such activity is at the written direction or request of the COMPANY, or

   iii. they are a member of a class of persons so directed to serve by the COMPANY; or

3. the estates, heirs, legal representatives or assigns of deceased INSUREDS and the legal representatives or assigns of INSUREDS in the event of their incompetency, insolvency or bankruptcy.

4. supervisory board or advisory board members who are not and have never been an employee of any COMPANY or of FMR LLC.

(h) "LOSS" shall mean any and all amounts that the INSUREDS are legally obligated to pay by reason of a CLAIM made against the INSUREDS, and shall include but not be limited to compensatory, exemplary, punitive and multiple damages, judgments, settlements, pre-judgment and post-judgment interest, and DEFENSE COSTS. However, LOSS shall not include the following:

1. taxes, other than (i) taxes imposed upon a COMPANY for which the INSUREDS are legally liable solely by reason of the COMPANY's

insolvency, or (ii) taxes imposed upon an INSURED solely by reason of the INSURER's payment of LOSS incurred by such INSURED,

2. Fines or penalties imposed by law, other than (i) punitive, exemplary or multiple damages, or (ii) civil penalties assessed against and INSURED for a violation of any federal, state, local or foreign law (including without limitation Section 2(g)(2)(B) of the Foreign Corrupt Practices Act, 15 U.S.C. §78dd-2(g)(2)(B)), or (iii) civil penalties assessed against and INSURED pursuant to Section 11(1)(a) of the United Kingdom Bribery Act of 2010, Chapter 23, if such violation is neither intentional or willful, or (iv) any fines or penalties attributable to negligence or where insurable by law, or

3. matters that are uninsurable under the law pursuant to which this POLICY shall be construed, it being understood and agreed that enforceability of this paragraph shall be governed by such applicable law that most favors the insurability of such LOSS, including but not limited to:

a) Where those damages or LOSS were awarded or imposed; or

b) Where the alleged WRONGFUL ACT occurred; or

c) Where the COMPANY is domiciled or has its principal place of business; or

d) Where the INSURER is domiciled or has its principal place of business; or

e) Where the CLAIM is filed;

provided the INSURER shall not assert that any LOSS incurred by an INSURED is uninsurable due to contractual liability or the INSURED's actual or alleged violation of Section 11, 12 or 15 of the Securities Act of 1933, or Section 48 of the Investment Company Act of 1940 as amended;

and further provided the foregoing exclusions 1 through 3 shall not apply to DEFENSE COSTS.

(i) "MANAGERS" shall mean any one or more natural persons who were, now are or shall become:

1. a manager, member of the board of managers, supervisory board member or functionally equivalent or comparable executive of a COMPANY that is a limited liability company; or

2. a general partner, managing partner or functionally equivalent or comparable executive of a COMPANY that is a partnership;

including without limitation any such natural person serving in a management position in such limited liability company or partnership in accordance with such organization's operating agreement or partnership agreement.

(j) "OUTSIDE ENTITY" shall mean any not-for-profit or for-profit organization.

(k) "PARENT COMPANY" shall mean the organization first named in Item I of the Declarations.

(l) "POLICY" shall mean this insurance policy, including the application, the Declarations, and any endorsements hereto issued by the INSURER.

(m) "POLICY PERIOD" shall mean the period of time stated in Item II of the Declarations, as may be extended in accordance with Clause 7 (Automatic Extension) below. If this POLICY is cancelled in accordance with subpart (b) of Clause 8 (Cancellation) below, the POLICY PERIOD shall end upon the effective date of such cancellation.

(n) "POLICY YEAR" shall mean a period of one year, within the POLICY PERIOD, commencing each year on the day and hour first named in Item II of the Declarations, or if the time between the inception date, or any anniversary date and the termination date of this POLICY is less than one year, then such lesser period.

(o) "PRIOR CODA POLICY" shall mean a prior policy issued by Corporate Officers & Directors Assurance, Ltd. of which this POLICY is a direct or indirect renewal or replacement.

(p) "SUBSIDIARY" shall mean any corporation, limited liability company or partnership if, as of the earlier of the inception of this POLICY or any PRIOR CODA POLICY, the PARENT COMPANY and/or one or more other SUBSIDIARIES, directly or indirectly, in any combination, has the right, pursuant to ownership of securities, a written contract, by-laws, charter, operating agreement, partnership agreement, or similar document of such organization, to elect, appoint or designate a majority of the directors, MANAGERS or functionally equivalent or comparable executives of such organization, provided however such a partnership shall be a SUBSIDIARY only if such partnership is specifically included as a SUBSIDIARY by an endorsement to this POLICY and such partnership agrees to indemnify its INSUREDS to the fullest extent permitted by law.

(q) "UNDERLYING INSURANCE" shall mean the directors and officers liability insurance policies scheduled in Item VII of the Declarations, and solely with respect to coverage under this POLICY which is subject to the INDEPENDENT DIRECTOR LIMIT OF LIABILITY in Item III.B or the OFFICER LIMIT OF LIABILITY in Item III.C of the Declarations, all other insurance policies specifically excess of this POLICY.

(r) "WRONGFUL ACT" shall mean (i) any actual or alleged error, misstatement, misleading statement or act, omission, neglect, or breach of duty (or aiding or abetting any breach of duty) by the INSUREDS while acting, individually or collectively, in their capacities as INSUREDS,; (ii) any other matter claimed against them by reason of their serving in such capacities or by reason of their status as such, provided this subparagraph (ii) shall not apply with respect to any INSUREDS of a COMPANY that is a partnership (iii) any other matter claimed against them solely by reason of their status as such.

All such errors, misstatements, misleading statements or acts, omissions, neglects or breaches of duty (or aiding or abetting any breach of duty) actually or allegedly caused, committed, or attempted by or claimed against one or more of the INSUREDS arising out of or relating to the same or series of related facts, circumstances, situations, transactions or events shall be deemed to be a single WRONGFUL ACT.

3. EXCLUSIONS

The INSURER shall not be liable to make any payment for LOSS in connection with that portion of any CLAIM made against the INSUREDS:

(a) for which the COMPANY or, with respect to INSUREDS described in Clause 2(g)(2) above, the OUTSIDE ENTITY actually pays or indemnifies or is required or permitted to pay on behalf of or to indemnify the INSUREDS pursuant to the charter or other similar formative document or by-laws or written agreements of the COMPANY or the OUTSIDE ENTITY duly effective under applicable law, that determines and defines such rights of indemnity; provided, however, this exclusion shall not apply if

1. the COMPANY and the OUTSIDE ENTITY fail or refuse within sixty (60) days after the INSUREDS' request to indemnify or advance DEFENSE COSTS or other LOSS as required or permitted, or are financially unable to indemnify;

It is agreed that any fact pertaining to or knowledge or intent of any INSURED shall not be imputed to any other INSURED for the purpose of determining the application of the Exclusions.

4. LIMITS OF LIABILITY

(a) Except as stated in subparagraph (b) below, the LIMIT OF LIABILITY in Item III.A of the Declarations is the maximum aggregate liability of the INSURER under this POLICY for all covered LOSS arising from all CLAIMS first made during each POLICY YEAR, regardless of the time of payment of LOSS by the INSURER or the number of CLAIMS.

(b) If the LIMIT OF LIABILITY in Item III.A of the Declarations is exhausted by reason of payment by the INSURER of LOSS hereunder, then this POLICY will afford coverage for any additional covered LOSS incurred by the INDEPENDENT DIRECTORS, provided such additional coverage: (i) shall be excess of all other insurance specifically excess of this POLICY, subject to the difference-in-conditions provisions in subparagraphs 1 through 4 of Clause I (a) of this POLICY, (ii) shall be subject to the INDEPENDENT DIRECTOR LIMIT OF LIABILITY in Item III.B which shall be the maximum aggregate additional liability of the INSURER under this POLICY for all covered LOSS incurred by INDEPENDENT DIRECTORS, respectively arising from all CLAIMS first made during each POLICY YEAR, regardless of the time of payment of such LOSS by the INSURER or the number of CLAIMS, and (iii) shall be subject to all other terms and conditions of this POLICY.

(c) If the amount of covered LOSS which is otherwise due and owing by the INSURER under this POLICY is subject to both the then-remaining LIMIT OF LIABILITY in Item III.A of the Declarations and the INDEPENDENT DIRECTOR LIMIT OF LIABILITY in Item III.B and if such LOSS is incurred by both INDEPENDENT DIRECTORS, then such LOSS shall be allocated to and paid by the INSURER under the respective LIMITS OF LIABILITY in whatever portions will maximize the total amount of such LOSS being paid under this POLICY.

(d) If covered LOSS which is otherwise due and owing by the INSURER under this POLICY is also due and owing under a retired director liability policy, then such LOSS shall be allocated to and paid by the INSURER and/or its affiliate under the respective Policy in whatever portions will maximize the total amount of such LOSS being paid under the two Policies, combined.

(e) In the event the Limit of Liability of this POLICY is exhausted, this POLICY's Limit of Liability shall be reinstated in the amount set forth in Item III of the Declarations, FIRST REINSTATED LIMIT OF LIABILITY. Such FIRST REINSTATED LIMIT OF LIABILITY shall not apply to any CLAIM for which there has been any payment of LOSS under the Limit of Liability of this POLICY or any other CLAIM based upon, arising out of or related in any way to such CLAIM, and such FIRST REINSTATED LIMIT OF LIABILITY shall be excess of amounts payable under all other insurance policies that are specifically excess of this POLICY and all UNDERLYING INSURANCE providing a similar reinstated limit of liability.

(f) In the event the FIRST REINSTATED LIMIT OF LIABILITY of this POLICY is exhausted, this POLICY's Limit of Liability shall be reinstated a second time in the amount set forth in Item III of the Declarations, SECOND REINSTATED LIMIT OF LIABILITY. Such SECOND REINSTATED LIMIT OF LIABILITY shall not apply to any CLAIM for which there has been any payment of LOSS under the Limit of Liability of this POLICY or the FIRST REINSTATED LIMIT OF LIABILITY of this POLICY or any other CLAIM based upon, arising out of

or related in any way to such CLAIMS, and such SECOND REINSTATED LIMIT OF LIABILITY of this POLICY shall be excess of amounts payable under all other insurance policies that are specifically excess of this POLICY and all UNDERLYING INSURANCE providing a similar reinstated limit of liability.

(g) Upon exhaustion of the Limit of Liability and, if applicable, the FIRST REINSTATED LIMIT OF LIABILITY, SECOND REINSTATED LIMIT OF LIABILITY, CODA Access Fund, Public Relations Fund and/or Enforcement Fund, for the POLICY YEAR by reason of payment of LOSS by the INSURER, the INSURER shall have no further obligations or liabilities under this POLICY with respect to such applicable limit (or sublimit) of liability for the POLICY YEAR.

(h) With respect to exhaustion for purposes of the FIRST REINSTATED LIMIT OF LIABILITY and the SECOND REINSTATED LIMIT OF LIABILITY, the limits of liability under any UNDERLYING INSURANCE and any insurance policies excess of this POLICY shall be reduced or exhausted by payments by an insurer, an INSURED and/or a third party;

(i) DEFENSE COSTS shall be part of and not in addition to the Limit of Liability and, if applicable, the FIRST REINSTATED LIMIT OF LIABILITY, SECOND REINSTATED LIMIT OF LIABILITY, CODA Access Fund, Public Relations Fund and/or Enforcement Fund, as stated in Items III and IV of the Declarations, and payment by the INSURER of DEFENSE COSTS shall reduce such applicable limit of liability for the POLICY YEAR.

(j) Multiple demands, suits or proceedings arising out of the same WRONGFUL ACT shall be deemed to be a single CLAIM, which shall be treated as a CLAIM first made during the POLICY YEAR in which the first of such multiple demands, suits or proceedings is made against any INSURED or in which notice of circumstances relating thereto is first given in accordance with Clause 13(b) (INSUREDS' Reporting Duties) below, whichever occurs first.

5. ARBITRATION

(a) Any dispute, controversy or claim arising out of or relating to this POLICY or the breach, termination or invalidity thereof shall be finally and fully determined in an arbitration proceeding under the provisions of the English Arbitration Acts of 1950, 1975, 1979 and 1996, and/or any statutory modifications or amendments thereto, for the time being in force, by a Board composed of three arbitrators to be selected for each controversy as follows:

Any party may, in the event of a dispute, controversy or claim, notify the other party or parties to such dispute, controversy or claim of its desire to arbitrate the matter, and at the time of such notification the party desiring arbitration shall notify the other party or parties of the name of the arbitrator selected by it.

The other party who has been so notified shall within thirty (30) calendar days thereafter select an arbitrator and notify the party desiring arbitration of the name of such second arbitrator. If the party notified of a desire for arbitration shall fail or refuse to nominate the second arbitrator within thirty (30) calendar days following the receipt of such notification, the party who first served notice of a desire to arbitrate will, within an additional period of thirty (30) calendar days, apply to a judge of the High Court of Justice of England and Wales for the appointment of a second arbitrator and in such a case the arbitrator appointed by such a judge shall be deemed to have been nominated by the party or parties who failed to select the second arbitrator. The two arbitrators, chosen as above provided, shall within thirty (30) calendar days after the appointment of the second arbitrator choose a third arbitrator. In the event of the failure of the first two arbitrators to agree on a third arbitrator within said thirty (30) calendar day period, either of the parties may within a period of thirty (30) calendar days thereafter, after notice to the other party or parties, apply to a judge of the High Court of Justice of England and Wales for the appointment of a third arbitrator and in such case the person so appointed shall be deemed and shall act as a third arbitrator. Upon acceptance of the appointment by said third arbitrator, the Board of Arbitration for the controversy in question shall then be deemed fixed. All claims, demands, denials of claims and notices pursuant to this Clause 5 shall be given in accordance with Clause 16 below.

(b) The arbitration hearing shall be located, at the election of the INSURED parties, in London, England; Bermuda; Toronto, Canada; or Vancouver, British Columbia, Canada. The Board of Arbitration shall fix, by a notice in writing to the parties involved, a reasonable time and place for the hearing and may prescribe reasonable rules and regulations governing the course and conduct of the arbitration proceeding, including, without limitation, discovery by the parties.

(c) This POLICY, and any dispute, controversy or claim arising out of or relating to this POLICY, shall be governed by and construed and enforced in accordance with such applicable law that most favors coverage for such LOSS as described in the definition of LOSS, except insofar as such laws: (i) may prohibit payment hereunder in respect of punitive, exemplary or multiple damages; (ii) pertain to the procurement, issuance, delivery, renewal, nonrenewal or cancellation of policies of insurance or the regulation under the insurance laws of the state law applicable to the PRIMARY POLICY, or regulations issued by the Insurance Department of the state whose law is applicable to the PRIMARY POLICY pursuant thereto, applying to insurers doing insurance business within such state or as respects risks or insureds situated in such state; or (iii) are inconsistent with any provisions of this POLICY.

(d) The Board of Arbitration shall, within ninety (90) calendar days following the conclusion of the hearing, render its decision on the matter or matters in controversy in writing and shall cause a copy thereof to be served on all the parties thereto. In case the Board of Arbitration fails to reach a unanimous decision, the decision of the majority of the members of said Board shall be

deemed to be the decision of the Board and the same shall be final and binding on the parties thereto. Such decision shall be a complete defense to any attempted appeal or litigation of such decision in the absence of fraud or collusion. Without limiting the foregoing, the parties waive any right to appeal, and/or seek collateral review of the decision of the Board of Arbitration by any court or other body to the fullest extent permitted by applicable law.

(e) In the event that the INSUREDS prevail in the arbitration proceeding, then the INSURER shall pay to such INSUREDS the attorneys' fees, expert fees and other out of pocket costs and expenses reasonably incurred by such INSUREDS in the arbitration proceeding and shall pay the fees and expenses of the Board of Arbitration, such payments to be in addition to and not part of any applicable LIMIT OF LIABILITY under this POLICY. In the event the INSURER prevails in the arbitration proceeding, then such fees and expenses of the INSURER and the Board of Arbitration shall be paid as may be ordered by the Board of Arbitration within its sole discretion.

6. ASSISTANCE, COOPERATION AND CONSENT

The INSUREDS shall provide to the INSURER all information, assistance and cooperation which the INSURER may reasonably request. In the event of a CLAIM, the INSUREDS shall do nothing intentional that materially prejudices the INSURER'S position or its potential or actual rights of recovery with respect to such CLAIM.

Notwithstanding the foregoing, it is understood and agreed that nothing in this CLAUSE shall constitute a waiver of any INSUREDS attorney-client privilege or other applicable privilege or protection.

The INSURER has no duty to defend any CLAIM and shall not be called upon to assume charge of the investigation, settlement or defense of any CLAIM. However, the INSURER shall have the right, but not the duty, and shall be given the opportunity if requested by the INSUREDS to fully and effectively associate with the INSUREDS regarding the control, investigation, defense, negotiation of settlement and settlement of any CLAIM, except for a CLAIM that is described in paragraph (4) of such definition, that is reasonably likely to be covered in whole or in part by, or that is reasonably likely to cause liability to attach under, this POLICY.

The INSUREDS shall not offer to settle or settle, assume any obligation, admit any liability or stipulate to any judgment with respect to any CLAIM that is reasonably likely to be covered in whole or in part by, or that may cause liability to attach under, this POLICY without the INSURER'S prior written consent, which shall not be unreasonably withheld or delayed. The INSURER shall not be liable for or as a result of any such offer to settle, settlement, assumed obligation, admission of liability or stipulated judgment to which it has not given its prior written consent.

The failure of the COMPANY to assist and cooperate with the INSURER, and the failure of any INSURED to comply with his or her obligations under this Clause, shall not impair the rights of any other INSURED under this POLICY.

The INSURER shall fulfill its obligations in accordance with the terms and conditions of this POLICY notwithstanding the issuance of any UNDERLYING INSURANCE by another member of the ACE Group.

7. RENEWAL

Except in the event this POLICY is cancelled in whole or in part in accordance with Clause 8 (Cancellation) below, on each expiration date of this POLICY, upon submission of the renewal application and payment of the premium, this POLICY shall be renewed to a date one year beyond its previously stated expiration date, unless written notice is given by the INSURER to the COMPANY, or by the COMPANY to the INSURER, that such POLICY extension is not desired. Such written notice must be given at least thirty (30) days prior to the expiration date of this POLICY.

The premium charged on renewal of this POLICY shall be determined by the rating plan and by-laws of the INSURER in force at such expiration date. If during any POLICY YEAR the INSURER announces amendments to this standard policy form which are generally applicable to all similar policies issued by the INSURER, such amendments shall be applicable to this POLICY as of the next renewal of this POLICY.

8. CANCELLATION

This POLICY shall not be subject to cancellation except as follows:

(a) In the event during the POLICY PERIOD:

1. the PARENT COMPANY shall merge into or consolidate with another organization in which the PARENT COMPANY is not the surviving entity, or

2. any person or entity or group of persons and/or entities acting in concert shall acquire securities or voting rights which results in ownership or voting control by such person or entity or group of persons or entities of more than 50% of the outstanding securities representing the present right to vote for election of directors or MANAGERS of the PARENT COMPANY,

this POLICY shall remain in force until the later of:

i. any subsequent date to which the INSURER may agree by endorsement, or

ii. termination of the POLICY PERIOD,

but only with respect to CLAIMS for WRONGFUL ACTS actually or allegedly taking place before the effective date of said merger, consolidation or acquisition. If the POLICY remains in force beyond the period of time stated in Item II of the Declarations by reason of this Clause 8(a), the LIMIT OF LIABILITY for such extension is part of and not in addition to the LIMIT OF LIABILITY applicable to the immediately preceding POLICY YEAR. All premiums paid or due at the time of said merger, consolidation or acquisition shall be fully earned and in no respect refundable.

(b) This POLICY may be cancelled by the INSURER for nonpayment of premium by sending notice, in accordance with Clause 16 (Notice) below, to the PARENT COMPANY stating when, not less than ten (10) days thereafter, the cancellation shall be effective. The effective date of cancellation stated in the notice shall become the end of the POLICY PERIOD. All premiums paid or due for this POLICY shall be fully earned at the time of said end of the POLICY PERIOD.

9. CHANGES AND ASSIGNMENTS

The terms and conditions of this POLICY shall not be waived or changed, nor shall an assignment of interest under this POLICY be binding, except by an endorsement to this POLICY issued by the INSURER.

10. ADVANCEMENT OF DEFENSE COSTS

Except in those instances when the INSURER has denied liability for the CLAIM if the COMPANY fails or refuses as provided in Clause 3(a)(1) or is financially unable to advance DEFENSE COSTS, and if the insurer(s) of the UNDERLYING INSURANCE fails or refuses or is unable to advance such costs as provided in Clause 1(a) above, the INSURER shall, upon request and if properly itemized and detailed invoices accompany the request, advance on behalf of the INSUREDS, or any of them, such DEFENSE COSTS pursuant to applicable law on a current basis, but no later than ninety (90) days after the receipt by the INSURER of such properly itemized and detailed DEFENSE COSTS invoices. In the event that the INSURER so advances DEFENSE COSTS and it is finally established in the underlying action that the INSURER has no liability hereunder for such DEFENSE COSTS, the INSUREDS on whose behalf such advances have been made and the COMPANY, to the full extent legally permitted, agree to repay to the INSURER, severally according to their respective interests, all such advanced DEFENSE COSTS.

11. CURRENCY

All premium, limits, retentions, LOSS and other amounts under this POLICY are expressed and payable in the currency of the United States of America.

12. HEADINGS

The descriptions in the headings and sub-headings of this POLICY are inserted solely for convenience and do not constitute any part of the terms or conditions hereof.

13. INSUREDS' REPORTING DUTIES

The INSUREDS and/or the COMPANY shall give written notice to the INSURER of any of the following as soon as practicable after a Vice President in the Fidelity Insurance and Risk Management Department first learns thereof:

(a) any CLAIM described in subpart (a)(1) or (2) of Clause 2 (Definitions) above, which notice shall include the nature of the WRONGFUL ACT, the alleged injury, the names of the claimants, and the manner in which the INSUREDS or COMPANY first became aware of the CLAIM; or

(b) any event described in subpart (a) of Clause 8 (Cancellation) above.

If the INSUREDS and/or the COMPANY fail to provide notice of a CLAIM to the INSURER as specified above, the INSURER shall not be entitled to deny coverage for the CLAIM based solely upon late notice unless the INSURER can demonstrate its interests were materially prejudiced by reason of such late notice.

The INSUREDS and the COMPANY shall cooperate with the INSURER and give such additional information as the INSURER may reasonably require.

The failure of any INSURED to comply with this Clause shall not impair the rights of any other INSURED under this POLICY.

14. LOSS PROVISIONS

(a) The time when a CLAIM shall be made for purposes of determining the application of Clause 1 (Insuring Clause) above shall be the date on which the CLAIM is first made against the INSURED.

(b) If during the POLICY PERIOD for this POLICY or any PRIOR CODA POLICY or during the Discovery Period (if elected pursuant to Clause 22 below), the INSUREDS or the COMPANY shall become aware of any circumstances that may reasonably be expected to give rise to a CLAIM being made against the INSUREDS and if the INSUREDS or the COMPANY shall give written notice to the INSURER of the circumstances and the reasons for anticipating a CLAIM, with particulars as to dates and persons involved, then any CLAIM that is subsequently made against the INSUREDS arising out of such circumstances shall be treated as a CLAIM made when the INSUREDS or the COMPANY first gave such notice to the INSURER or to the insurer of any prior similar policy, whichever is earlier.

(c) The COMPANY and the INSUREDS shall give the INSURER such information and cooperation as it may reasonably require and as shall be in the COMPANY'S and the INSUREDS' power, however, the failure of the COMPANY or the INSUREDS to comply with his or her obligations under this Clause shall not impair the rights of any other INSURED under this POLICY.

15. OTHER INSURANCE

If other valid and collectible insurance with any other insurer, whether such insurance is issued before, concurrent with, or after inception of this POLICY, is available to the INSUREDS covering a CLAIM also covered by this POLICY, other than the UNDERLYING INSURANCE and, insurance that is issued specifically as insurance in excess of the insurance afforded by this POLICY, or personal umbrella policy or personal directorship liability policy purchased by an INSURED, this POLICY shall be in excess of and shall not contribute with such other insurance. Without limiting the foregoing, this POLICY is specifically excess of and shall not contribute with any insurance which is maintained by an OUTSIDE ENTITY and available to an INSURED. This Clause 15 will not delay the INSURER's duty to pay or advance LOSS covered under the POLICY. Except as allowed by subpart (b) of Clause I (Insuring Clause), nothing herein shall be construed to make this POLICY subject to the terms of other insurance.

16. NOTICE

All notices under any provision of this POLICY shall be given and shall be effective as provided in the underlying Primary Policy, provided that any notice to the INSURER shall be addressed as stated in Item VI of the Declarations.

17. REPRESENTATION

By acceptance of this POLICY, the PARENT COMPANY agrees to represent the INSUREDS with respect to all matters under this POLICY, including, but not limited to, the giving and receiving of notice of CLAIM or cancellation or desire not to extend the POLICY or election of the Discovery Period, the payment of premiums, the receiving of LOSS payments and any return premiums that may become due under this POLICY, the requesting, receiving, and acceptance of any endorsement to this POLICY, and the submission of a dispute to arbitration.

The INSUREDS agree that the PARENT COMPANY shall represent them but, for purposes of the investigation, defense, settlement, or appeal of any CLAIM, all similarly situated INSUREDS who are named as defendants in the CLAIM may, upon notice to the INSURER, replace the PARENT COMPANY with another agent to represent them with respect to the CLAIM, including giving and receiving of notice of CLAIM and other correspondence, the receiving of LOSS payments, and the submission of a dispute to arbitration.

18. SEVERABILITY

(a) The application for coverage shall be construed as a separate application for coverage by each INSURED. With respect to the declarations and statements contained in such application for coverage, no statement in the application or knowledge possessed by any one INSURED shall be imputed to any other INSURED for the purpose of determining the availability of coverage with respect to CLAIMS made against any other INSURED.

The acts, omissions, knowledge, or warranties of any INSURED shall not be imputed to any other INSURED with respect to the coverages applicable under this POLICY.

(b) This POLICY shall not be rescinded or voided by the INSURER in whole or in part for any reason.

(c) In the event that any provision of this POLICY shall be declared or deemed to be invalid or unenforceable under any applicable law, such invalidity or unenforceability shall not affect the validity or enforceability of the remaining portion of this POLICY.

19. SPOUSAL LIABILITY

If a CLAIM against an INSURED includes a claim against the INSURED's lawful spouse or DOMESTIC PARTNER solely by reason of (i) such spouse's or DOMESTIC PARTNER's status as a spouse or DOMESTIC PARTNER of the INSURED, or (ii) such spouse's or DOMESTIC PARTNER's ownership interest in property which the claimant seeks as recovery for alleged WRONGFUL ACTS of the INSURED, all loss which such spouse or DOMESTIC PARTNER becomes legally obligated to pay by reason of such CLAIM shall be treated for purposes of this POLICY as LOSS which the INSURED becomes legally obligated to pay by reason of the CLAIM made against the INSURED. Such spousal or DOMESTIC PARTNER loss shall be covered under the POLICY only if and to the extent such loss would be covered if incurred by the INSURED.

The coverage extension afforded by this Clause 19 does not apply to the extent such CLAIM alleges a wrongful act or omission by the INSURED's spouse or DOMESTIC PARTNER.

20. SUBROGATION

(a) Inasmuch as this POLICY is excess insurance, the INSUREDS' right of recovery against any person or organization cannot be exclusively subrogated to the INSURER. It is, therefore, understood and agreed that in case of any payment hereunder, the INSURER will act in concert with all other interests concerned (including the INSURED), in the exercise of such rights of recovery. The apportioning of any amounts that may be so recovered shall follow the principle that any interest (including the INSUREDS') that has paid an amount over and above any payment hereunder, shall first be reimbursed up to the amount paid by it; the INSURER is then to be reimbursed out of any balance then remaining up to the amount paid hereunder; lastly, the interests (including the INSUREDS') of which this coverage is in excess are entitled to claim the residue, if any. Expenses necessary to the recovery of any such amounts shall be apportioned between the interests concerned (including the INSUREDS'), in the proportion of their respective recoveries as finally settled. If there should be no recovery in proceedings instituted solely on the initiative of the INSURER, the expenses thereof shall be borne by the INSURER.

(b) The INSUREDS shall execute all papers reasonably required and shall take all reasonable actions that may be necessary to secure the rights of the INSURER, including the execution of such documents necessary to enable the INSURER effectively to bring suit in the name of the INSUREDS, including but not limited to an action against the COMPANY or the insurer(s) of the UNDERLYING INSURANCE for nonpayment of indemnity due and owing to the INSUREDS by the COMPANY or the insurer(s), respectively.

(c) In no event shall the INSURER exercise its right of subrogation against an INSURED unless and to the extent Exclusion (b) in Clause 3 applies to such INSURED.

The failure of the COMPANY to assist and cooperate with the INSURER, and the failure of any INSURED to comply with his or her obligations under this Clause shall not impair the rights of any other INSURED under this POLICY.

21. ACQUISITION, CREATION OR DISPOSITION OF A SUBSIDIARY

(a) Coverage shall apply to the INSUREDS of any subsidiary corporation or limited liability company in which more than 50% of the outstanding securities representing the present right to vote for election of directors or MANAGERS is owned, directly or indirectly, in any combination, by the PARENT COMPANY and/or one or more SUBSIDIARIES, and which is acquired or created after the earlier of the inception of this POLICY or any PRIOR CODA POLICY, if written notice is given to the INSURER within ninety (90) days after the acquisition or creation, and any additional premium required by the INSURER is paid within thirty (30) days of the request therefor by the INSURER. The INSURER waives the obligation to provide notice and to pay any additional premium if the assets of such newly created or acquired company at the time of such creation or acquisition are not more than 15% of the total assets of the PARENT COMPANY, as reflected in the PARENT COMPANY's most recent audited consolidated financial statements prior to such creation or acquisition. The coverage provided for the INSUREDS of such new subsidiary shall be limited to CLAIMS for WRONGFUL ACTS actually or allegedly taking place subsequent to the date of acquisition or creation of the subsidiary.

(b) Coverage shall not apply to directors, MANAGERS, officers and employees of any subsidiary, including a SUBSIDIARY as defined in Clause 2 (Definitions) above, for CLAIMS for WRONGFUL ACTS actually or allegedly taking place subsequent to the date that the COMPANY and/or one or more of its SUBSIDIARIES, directly or indirectly, in any combination, ceases to own more than 50% of the outstanding securities representing the present right to vote for election of directors or MANAGERS in such subsidiary.

22. DISCOVERY PERIOD

(a) If the INSURER or the COMPANY elects not to renew this POLICY pursuant to Clause 7 (Renewal) above, then the INSUREDS shall have the right, upon payment of the additional premium described below, to a continuation of the reporting period of this POLICY in respect of any CLAIMS first made against the INSUREDS or any of them during a period (hereinafter referred to as the "Discovery Period") after the end of the POLICY PERIOD, but only if the CLAIMS are based on WRONGFUL ACTS alleged to have been committed prior to the end of the POLICY PERIOD. Such CLAIMS shall be deemed to have been made during the last POLICY YEAR, provided that notification of each CLAIM is in accordance with Clause 13 above. The right to elect the Discovery Period shall terminate, however, unless written notice of such election together with the additional premium is received by the INSURER within sixty (60) days after the end of the POLICY PERIOD. Any premium paid for the Discovery Period is not refundable.

(b) The COMPANY may elect up to a six-year Discovery Period. The additional premium for the Discovery Period shall be no higher than one hundred percent (100%) (for the one-year Discovery Period) or one hundred and seventy-five percent (175%) (for the six-year Discovery Period) of the sum of all premiums otherwise paid or due for the POLICY YEAR in which the Discovery Period election is made.

(c) The offer by the INSURER, pursuant to Clause 7 (Renewal) above, of renewal at a premium different from the premiums for the expiring POLICY YEAR shall not constitute an election by the INSURER not to renew this POLICY.

(d) The LIMIT OF LIABILITY provided during the Discovery Period is part of and not in addition to the LIMIT OF LIABILITY provided during the immediately preceding POLICY YEAR, and there shall be no separate or additional LIMIT OF LIABILITY for the Discovery Period.

23. BANKRUPTCY

In the event a liquidation or reorganization proceeding is commenced by or against a COMPANY pursuant to the United States Bankruptcy Code, as amended, or any similar state, local or foreign law, the INSURER, COMPANY and the INSUREDS hereby (i) waive and release any automatic stay or similar payment prohibition which may apply in such proceeding to this POLICY or its proceeds under such Bankruptcy Code or law, and (ii) agree not to oppose or object to any efforts by the INSURER, the COMPANY or any INSURED to obtain relief from any such stay or payment prohibition.

In the event the COMPANY becomes a debtor in possession or an equivalent status under the United States Bankruptcy Code or the law of any other country and the aggregate LOSS due under this POLICY exceeds the remaining available LIMIT OF LIABILITY, the INSURER shall:

(a) first pay such LOSS allocable to WRONGFUL ACTS that are actually or allegedly caused, committed, or attempted prior to the COMPANY becoming a debtor in possession or such equivalent status, then

(b) with respect to whatever remaining amount of the LIMIT OF LIABILITY is available after payment under (a) above, pay such LOSS allocable to WRONGFUL ACTS that are actually or alleged caused, committed, or attempted after the COMPANY became a debtor in possession or such equivalent status.

24. APPEALS

In the event the INSUREDS or the insurer(s) of the UNDERLYING INSURANCE elect not to appeal a judgment, the INSURER may elect to make such appeal at its own expense, and shall be liable for any increased award, taxable costs and disbursements and any additional interest incidental to such appeal, to the extent such payments are not covered by other valid and collectible insurance.

25. TERRITORY

Coverage otherwise afforded under this POLICY shall extend to WRONGFUL ACTS taking place. LOSS incurred or CLAIMS made anywhere in the world, to the fullest extent legally permitted.

ADDITIONAL/RETURN PREMIUM: $ NIL

PRIOR ACTS EXCLUSION

In consideration of the payment of the premium, it is hereby understood and agreed that the INSURER shall not be liable to make any payment for LOSS in connection with any CLAIM made against and INSURED alleging any Wrongful Act occurring prior to August 1, 2008 or after the end of the POLICY PERIOD. This POLICY only provides coverage for Wrongful Acts occurring on or after August 1, 2008 and prior to the end of the POLICY PERIOD and otherwise covered by this POLICY. LOSS arising out of the same or related Wrongful Acts shall be deemed to arise from the first such same or related Wrongful Act.

Nothing herein shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the POLICY, except as expressly stated herein. This endorsement is part of such POLICY and is incorporated therein.

The effective date of this endorsement is July 1, 2024
All other terms and conditions remain unchanged.
This endorsement is attached to and made a part of POLICY No. 10154-017-A
of Chubb Bermuda Insurance Ltd.

PARENT COMPANY: Fidelity Equity and High Income Funds

End No. 1 Date of Issue: March 5, 2025

Executive Vice President

Stephen Jones

CODA

ADDITIONAL/RETURN PREMIUM: $ NIL

TRADE OR ECONOMIC SANCTIONS ENDORSEMENT

In consideration of the payment of the premium, it is hereby understood and agreed the POLICY does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the INSURER, or any of its directors, officers, employees or agents, from providing insurance, including, but not limited to, the payment of claims.

Nothing herein shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the POLICY, except as expressly stated herein. This endorsement is part of such POLICY and is incorporated therein.

The effective date of this endorsement is July 1, 2024
All other terms and conditions remain unchanged.
This endorsement is attached to and made a part of POLICY No. 10154-017-A
of Chubb Bermuda Insurance Ltd.

PARENT COMPANY: Fidelity Equity and High Income Funds

End No. 2 Date of Issue: March 5, 2025

Executive Vice President

Stephen Jones

POLICYHOLDER NOTICE

In accordance with American International Reinsurance Company, Ltd's Customer Complaint Handling Policy, if there is ever an occasion when our service does not meet your expectations please contact us using the appropriate contact details below and provide the Policy Number and the name of the Policyholder/Insured to help us address your complaint expeditiously. Any complaint should be sent to:

AIG Bermuda Compliance
27 Richmond Road,
Pembroke HM 08
Bermuda
Email: aigbermudacompliance@aig.com

We will promptly acknowledge the complaint and review the facts and circumstances to determine the appropriate resolution as soon as reasonably practicable.

American International Reinsurance Company, Ltd.

27 Richmond Road
Pembroke HM 08, Bermuda

PREMIER EXCESS II

NOTICES: DEPENDING ON THE TERMS, CONDITIONS AND EXCLUSIONS OF THE FOLLOWED POLICY, THIS POLICY (1) MAY ONLY PROVIDE COVERAGE FOR LOSS FROM CLAIMS FIRST MADE OR FIRST MADE AND REPORTED DURING ITS POLICY PERIOD; (2) MAY HAVE ITS LIMITS OF LIABILITY REDUCED BY THE PAYMENT OF DEFENSE COSTS AND/OR CLAIMS EXPENSES; AND (3) MAY NOT IMPOSE A DUTY TO DEFEND ON THE INSURER. PLEASE READ THE FOLLOWED POLICY AND THIS POLICY CAREFULLY AND DISCUSS THE COVERAGE PROVIDED THEREUNDER AND HEREUNDER WITH YOUR INSURANCE AGENT OR BROKER.

DECLARATIONS

POLICY NUMBER: 33089991

ITEM 1: **NAMED INSURED**: Fidelity Equity and High Income Funds
NAMED INSURED ADDRESS: c/o FMR LLC
88 Black Falcon
First Floor, East Side, Suite 167
Mailzone V7E
Boston, MA 02210
U.S.A.

ITEM 2: **POLICY PERIOD**: July 1, 2024 to July 1, 2025
(12:01 a.m. Standard/Prevailing time at the address stated in Item 1)

ITEM 3: **LIMIT OF LIABILITY**: $15,000,000 U.S. dollars in the aggregate
EXCESS OF TOTAL UNDERLYING LIMITS OF: $185,000,000 U.S. dollars

ITEM 4: **UNDERLYING POLICIES:**

INSURER:	**POLICY NUMBER:**	**UNDERLYING LIMIT:**	**POLICY PERIOD:**
LEAD IDL POLICY:			
Chubb Bermuda Insurance Ltd.	10154-017-A	$10,000,000 excess of $175,000,000	7/1/2024 to 7/1/2025
FOLLOWED POLICY:			
Chubb Bermuda Insurance Ltd.	10154-017-A	$10,000,000 excess of $175,000,000	7/1/2024 to 7/1/2025

ITEM 5: **PREMIUM**: $283,917 U.S. dollars

.

ITEM 6: ADDRESSES FOR ALL NOTICES UNDER THIS POLICY:

A. **Claims Address**: Via e-mail to: BermudaFLClaims@AIG.com; or
Via Easy-Link Fax: 866.227.1750
Via mail to: AIG Bermuda
Financial Lines Claims
PO Box 25947
Shawnee Mission, KS 66225

B. **Insurer Address**: 27 Richmond Road, Pembroke HM 08, Bermuda

ITEM 7: ENDORSEMENTS EFFECTIVE AT INCEPTION:

NUMBER	TITLE	FORM NUMBER
1	Economic Sanctions Endorsement	117163
2	Difference in Conditions Coverage Endorsement	107344
3	Amend Section IV. Rights Endorsement	Manuscript
4	Fidelity Special Amendatory Endorsement	Manuscript

ITEM 8: BROKER: Willis (Bermuda) Limited
BROKER ADDRESS: Wellesley House
90 Pitts Bay Road
Pembroke HM08
Bermuda

Authorized Representative

October 29, 2024
Date

PREMIER EXCESS II

In consideration of premium paid, the Insurer, the Named Insured and all insureds under this Policy (Named Insured and all insureds under this Policy are, collectively, the "Insureds") agree as follows:

I. INSURING AGREEMENT

This Policy shall provide coverage in accordance with the same terms, conditions and exclusions of the Followed Policy, as modified by and subject to the terms, conditions and exclusions of this Policy. Notwithstanding the foregoing, this Policy shall not provide coverage broader than that provided by any Underlying Policy, or any policy issued by any participating quota share insurer, unless such broader coverage is specifically agreed to herein or in a written endorsement attached hereto.

II. LIMIT OF LIABILITY AND EROSION RECOGNITION

The Limit of Liability is the aggregate limit of the Insurer's liability for all coverage under this Policy. The Insurer's coverage obligations under this Policy attach to the Insurer only after the Total Underlying Limits have been exhausted through payments of covered loss by, on behalf of or in the place of the Underlying Insurers pursuant to the terms and conditions of the Underlying Policies. This Policy shall continue in force as primary insurance only upon the exhaustion of the Total Underlying Limits and satisfaction of any applicable retention by reason of such payments. This Policy shall recognize erosion of an Underlying Limit of an Underlying Policy through payment of covered loss by others pursuant to the terms and conditions of the Underlying Policy. Payments made under any amendatory endorsement required by any jurisdiction in the United States of America ("U.S.A.") or sub-limit of liability shall be deemed to apply toward exhaustion of the limits of liability of the Underlying Policies, but this Policy shall not follow such amendatory endorsement or sub-limit of liability. The risk of uncollectibility of any part of the Total Underlying Limits, for any reason, is expressly retained by the Insureds, and is neither insured under this Policy nor assumed by the Insurer.

III. NOTICES

Where the Followed Policy requires or permits notice to that insurer, the Insureds have the same obligations to notify, and the Insurer has the same rights to notification under this Policy, except that with respect to this Policy, any notice to the Insurer must be directed as follows: (i) for notices of claims and/or circumstances, by mail or e-mail to the Claims Address; and (ii) for all other notices, by mail to the Insurer Address.

IV. RIGHTS

The Insurer shall have the same rights, privileges and protections afforded to the insurer of the Followed Policy in accordance with the terms, conditions and exclusions of the Followed Policy. The Insurer shall maintain full and complete claims control as respects its portion of any claim or loss arising under this Policy. The Insurer shall also have the right, in its sole discretion, but not the obligation, to effectively associate with the Insureds in the defense and settlement of any claim that appears to be reasonably likely to involve the Insurer. The Insureds shall provide the Insurer with such information and cooperation as the Insurer may reasonably request and shall not do anything that prejudices the Insurer's position or potential rights of recovery, including, but not limited to, terminating any Underlying Policy.

V. RELIANCE

The Insurer has issued this Policy in reliance upon the completeness and accuracy of the applications, warranty statements, the binders for the Underlying Policies, any attachments thereto and any other information submitted, the entirety of which shall be deemed attached hereto and made a part hereof.

VI. CHANGES AND CANCELLATION

If, subsequent to the issuance of the Followed Policy, the terms, conditions or exclusions of an Underlying Policy are modified, the Insureds must notify the Insurer in writing, as soon as practicable, of such modifications. If such modifications: (i) expand the coverage of an Underlying Policy, (ii) change the policyholder name or address, or (iii) modify premium, this Policy shall not follow those changes unless the Insurer agrees to such modification in writing, which shall be at the sole discretion of the Insurer. The Named Insured agrees to pay any additional premium the Insurer may require for such modification(s). This Policy shall follow the cancellation terms of the Followed Policy except that in the event the Insurer cancels this Policy for non-payment of premium, this Policy shall be void as of the inception date of the Policy Period.

AMERICAN INTERNATIONAL REINSURANCE COMPANY, LTD.
27 Richmond Road
Pembroke, HM08
Bermuda

VII. CHOICE OF LAW

The following shall always apply to this Policy:

A. the procedural law of the venue selected under Clause **VIII. ARBITRATION**, Sub-Clause C. 1. or C. 2., below; and
B. Clause **IX. PUNITIVE DAMAGES**, below, shall be construed and enforced solely in accordance with the laws of Bermuda.

VIII. ARBITRATION

A. It is agreed that any dispute arising out of or in connection with this Policy, including any question regarding its existence, interpretation, validity or termination, shall be referred to and fully and finally resolved solely by arbitration.
B. This Policy shall follow the terms of the Followed Policy with respect to arbitration only when said terms require the dispute to proceed either in Hamilton, Bermuda, London, England, or Toronto or Vancouver, Canada.
C. In the event the Followed Policy does not provide for arbitration in the locations set forth in Sub-Clause B., above, the arbitration shall take place in one of the following venues:
   1. Hamilton, Bermuda under the Bermuda International Conciliation and Arbitration Act 1993 (exclusive of the Conciliation Part of such Act), as may be amended and supplemented, which Act is deemed incorporated by reference hereto; or
   2. London, England or Toronto or Vancouver, Canada under the English Arbitration Act 1996, as may be amended and supplemented, which Act is deemed incorporated by reference hereto.
D. Where an Insured and the Insurer are parties to the dispute, the Insured shall make the selection referenced in Sub-Clause C., above. Where the Insurer and a party deriving rights through or asserting rights on behalf of an Insured are parties to the dispute, the Insurer shall make the selection referenced in Sub-Clause C., above.
E. The number of arbitrators shall be three (such arbitrators are, collectively, the "Arbitration Board").
F. Each party shall bear the costs of its own arbitrator. The remaining cost of arbitration shall be borne equally by the parties.
G. All awards made by the Arbitration Board shall be final and no right of appeal shall lie from any award rendered by the Arbitration Board.

IX. PUNITIVE DAMAGES

This Policy shall cover punitive damages to the same extent punitive damages are covered under the Followed Policy. However, if the coverage provision for punitive damages of any Underlying Policy is solely contingent on the insurability of such damages under applicable law, then this Policy shall provide coverage for punitive damages.

X. SERVICE OF SUIT AND JURISDICTION

Notwithstanding any provision of the Followed Policy or any Underlying Policy, this Policy shall not conform to the law of any jurisdiction in the U.S.A. The Insurer does not consent to the service of suit in the U.S.A. or the jurisdiction of any federal, territorial or state court in the U.S.A.

Solely for the purpose of effectuating arbitration under **Clause VIII. ARBITRATION**, above, or enforcing an award entered in such arbitration, the Insurer, at the request of the Insured, will submit to the jurisdiction of a court of competent jurisdiction within the U.S.A. and will comply with all requirements necessary to give such court jurisdiction. Nothing in this Clause **X. SERVICE OF SUIT AND JURISDICTION**, constitutes, or should be understood to constitute, a waiver of the Insurer's rights to commence a suit in any court of competent jurisdiction in the U.S.A, to remove a suit to a United States District Court, or to seek a transfer of a suit to another court as permitted by the laws of the U.S.A. or any jurisdiction in the U.S.A. It is further agreed that service of process in such suit may be made upon the Insurer's General Counsel at 175 Water Street, 18th Floor, New York, New York 10038, and that in any suit instituted against the Insurer to effectuate arbitration or enforce an award entered in such arbitration, both of which solely as provided for under **Clause VIII. ARBITRATION**, above, the Insurer will abide by the final decision of such court or of any appellate court in the event of any appeal. Further, pursuant to any statute of any jurisdiction in the U.S.A. that makes provision therefor, the Insurer hereby designates the Superintendent, Commissioner, or Director of Insurance, or other officer specified for that purpose in the statute, or his or her successor or successors in office, as its true and lawful attorney upon whom may be served any lawful process in any suit instituted by the Insured within the scope of this **CLAUSE X. SERVICE OF SUIT AND JURISDICTION**, and hereby designates the above referenced General Counsel as the person to whom the said officer is authorized to mail such process or a true copy thereof.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its Authorized Representative.

Authorized Representative

ENDORSEMENT # 1

This endorsement, effective July 1, 2024 (at 12:01 a.m. Prevailing Time at the address shown in Item 1 of the Declarations)

forms a part of Policy No. 33089991 issued to Fidelity Equity and High Income Funds

by American International Reinsurance Company, Ltd.

ECONOMIC SANCTIONS ENDORSEMENT

It is hereby agreed that this Policy, Memorandum of Insurance or Certificate is amended by the addition of the following:

The Insurer, Company or Reinsurer (hereinafter "Insurer") shall not be deemed to provide cover and the Insurer shall not be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the Insurer, its parent company or its ultimate controlling entity to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union or the United States of America.

All other terms, conditions and exclusions remain unchanged.

AUTHORIZED REPRESENTATIVE

AMERICAN INTERNATIONAL REINSURANCE COMPANY, LTD.
27 Richmond Road
Pembroke, HM08
Bermuda

ENDORSEMENT # 2

This endorsement, effective July 1, 2024 (at 12:01 a.m. Standard/Prevailing Time at the address shown in Item 1 of the Declarations)

forms a part of Policy No. 33089991 issued to Fidelity Equity and High Income Funds

by American International Reinsurance Company, Ltd.

DIFFERENCE IN CONDITIONS COVERAGE ENDORSEMENT

In consideration of the premium charged, it is hereby agreed that the following is added to the end of Clause II. LIMIT OF LIABILITY AND EROSION RECOGNITION:

> The limits of liability of any of the Underlying Excess DIC Policies shall also be considered depleted or exhausted for the following reasons: (1) payment of a portion or all of the entire limit of liability pursuant to the difference in conditions coverage provided thereunder by the insurers issuing the Underlying Excess DIC Policies or the Insured; or (2) any Insurer(s) of an Underlying Excess DIC Policy(ies) undergoing an Insolvency Event; or (3) any Insurer(s) of an Underlying Excess DIC Policy(ies) fails or refuses to pay a loss otherwise covered by the terms, conditions, and exclusions of the Followed Policy. In such event, the remaining limits available under this Policy shall, subject to the limit of liability as set forth in Item 3. of the Declarations and to the other terms and conditions of this Policy, continue for subsequent losses as primary insurance, or excess insurance over the amount of insurance remaining under the Underlying Insurance, and any retention specified in the Followed Policy shall be imposed under this Policy. This Policy shall not drop down for any other reason. In all events, the Insurer shall not be liable for any Loss or Damages the Named Insured pays to or on behalf of the Insured.
>
> It is further understood and agreed that if, at any point during the Policy Period, the Followed Policy has been issued but any other Underlying Excess DIC Policy is still providing coverage under binder and a claim arises, under no circumstances will the Insurer provide broader coverage than would have existed had the Underlying Excess DIC Policy been issued.
>
> In the event any Underlying Excess DIC Policy contains terms and conditions more restrictive than the Followed Policy, then the Insurer's coverage shall under no circumstances be broader than the most restrictive terms and conditions contained in the Followed Policy or any other Underlying Excess DIC Policy.
>
> Payments made by Underlying Insurers under any State Amendatory endorsement or sub-limit of liability shall be deemed to apply toward exhaustion of the limits of liability of the Underlying Insurance, but this Policy shall not follow such sub-limit of liability.
>
> For purposes of this endorsement, "Insolvency Event" shall mean during or after the Policy Period, any Underlying Insurer issuing an "Underlying Excess DIC Policy(ies)" being subject to receivership, liquidation, dissolution, rehabilitation or any similar proceeding or being taken over by any regulatory authority;
>
> For purposes of this endorsement, "Underlying Excess DIC Policy(ies)" shall mean the Followed Policy and all Underlying Excess DIC Policies set forth in Item 4. of the Declarations.

All other terms, conditions and exclusions remain unchanged.

AUTHORIZED REPRESENTATIVE

AMERICAN INTERNATIONAL REINSURANCE COMPANY, LTD.
27 Richmond Road
Pembroke, HM08
Bermuda

ENDORSEMENT # 3

This endorsement, effective July 1, 2024 (at 12:01 a.m. Prevailing Time at the address shown in Item 1 of the Declarations)

forms a part of Policy No. 33089991 issued to Fidelity Equity and High Income Funds

by American International Reinsurance Company, Ltd.

AMEND SECTION IV. RIGHTS ENDORSEMENT

It is hereby understood and agreed that Section IV. RIGHTS is deleted and replaced with the following:

IV. RIGHTS

The Insurer shall have the same rights, privileges and protections afforded to the insurer of the Followed Policy in accordance with the terms, conditions and exclusions of the Followed Policy. The Insurer shall maintain full and complete claims control as respects its portion of any claim or loss arising under this Policy. The Insurer shall also have the right, in its sole discretion, but not the obligation, to effectively associate with the Insureds in the defense and settlement of any claim that appears to be reasonably likely to involve the Insurer. The Insureds shall provide the Insurer with such information and cooperation as the Insurer may reasonably request and shall not do anything that prejudices the Insurer's position or potential rights of recovery, including, but not limited to, terminating any Underlying Policy. However, the failure of an Insured to comply with this provision shall not impair another Insured Person's right to coverage.

All other terms, conditions and exclusions remain unchanged.

AUTHORIZED REPRESENTATIVE

AMERICAN INTERNATIONAL REINSURANCE COMPANY, LTD.
27 Richmond Road
Pembroke, HM08
Bermuda

ENDORSEMENT # 4

This endorsement, effective July 1, 2024 (at 12:01 a.m. Prevailing Time at the address shown in Item 1 of the Declarations)

forms a part of Policy No. 33089991 issued to Fidelity Equity and High Income Funds

by American International Reinsurance Company, Ltd.

FIDELITY SPECIAL AMENDATORY ENDORSEMENT

In consideration of the premium charged, it is hereby understood and agreed that this policy is amended as follows:

1. Clause I. INSURING AGREEMENT is deleted in its entirety and replaced with the following:

   I. INSURING AGREEMENT

   This Policy shall provide coverage in accordance with the same terms, conditions and exclusions of the Followed Policy, as modified by and subject to the terms, conditions and exclusions of this Policy.

2. Clause II. LIMIT OF LIABILITY AND EROSION RECOGNITION is deleted in its entirety and replaced with the following:

   II. LIMIT OF LIABILITY AND EROSION RECOGNITION

   The Limit of Liability is the aggregate limit of the Insurer's liability for all coverage under this Policy. The Insurer's coverage obligations under this Policy attach to the Insurer only after the Total Underlying Limits have been exhausted through payments by, on behalf of or in the place of the Underlying Insurers of covered Loss under the Underlying Policies. This Policy shall continue in force as primary insurance only upon the exhaustion of the Total Underlying Limits and satisfaction of any applicable retention by reason of such payments. This Policy shall recognize erosion of an Underlying Limit of an Underlying Policy through payment by others of covered Loss under the Underlying Policies. Payments made under any amendatory endorsement required by any jurisdiction in the United States of America ("U.S.A.") or sub-limit of liability shall be deemed to apply toward exhaustion of the limits of liability of the Underlying Policies, but this Policy shall not follow such amendatory endorsement or sub-limit of liability. The risk of uncollectibility of any part of the Total Underlying Limits, for any reason, is expressly retained by the Insureds, and is neither insured under this Policy nor assumed by the Insurer.

3. Clause V. RELIANCE is deleted in its entirety and replaced with the following

   V. RELIANCE

   The Insurer has issued this Policy in reliance upon the completeness and accuracy of the applications, warranty statements, the binders for the Underlying Policies, any attachments thereto and any other information submitted, the entirety of which shall be deemed attached hereto and made a part hereof, subject to any severability provision in the Followed Policy.

All other terms, conditions and exclusions remain unchanged.

AUTHORIZED REPRESENTATIVE

AMERICAN INTERNATIONAL REINSURANCE COMPANY, LTD.
27 Richmond Road
Pembroke, HM08
Bermuda

Berkshire Hathaway Specialty Insurance

Date: **August 06, 2024**

To: **Mary Coughlin**
Willis Towers Watson Northeast, Inc.
75 Arlington Street, Floor 2
Boston, MA 02116

Re: Fidelity Equity and High Income Funds
47-EPF-329660-02
July 01, 2024 – July 01, 2025
Excess Follow Form Policy

Dear Mary:

Attached please find the Policy for Fidelity Equity and High Income Funds. This policy has been placed with Berkshire Hathaway Specialty Insurance Company (1314 Douglas Street, Suite 1400, Omaha, NE 68102-1944). Thank you for placing your business with Berkshire Hathaway Specialty Insurance. We value our relationship with Willis Towers Watson Northeast, Inc. and look forward to working with you on future accounts.

For any claim related questions or to report a claim, please call our 24hr toll free number at 855.453.9675 or refer to the attached claims reporting sheet for fax, email and mail instructions.

If you have questions or concerns or claims, your Berkshire Hathaway Specialty team is just a phone call away.

Sincerely,

Jim Rossi
917-960-2457
jim.rossi@bhspecialty.com

Berkshire Hathaway Specialty Insurance

United States

CLAIMS REPORTING

All claims under policies underwritten by Berkshire Hathaway Specialty Insurance should be reported to our centralized Loss Processing Center. Claims will be assigned to our technical staff or to one of our preferred service providers.

Our 24 hour toll free number for all claims: **855.453.9675**

Cyber claims can be reported to this dedicated email address where specialists are available to respond:

CyberClaimsNotice@bhspecialty.com

For all other claims, please forward to:

ClaimsNotice@bhspecialty.com

To report claims via mail or overnight mail refer to our website:

www.bhspecialty.com/claims

EXPECT A PERSONAL APPROACH

While technology adds speed and efficiencies, it is top-quality people that drive top-quality claims handling. That's why we continue to grow our industry-leading claims team with the most experienced claims professionals in the business.

Moreover, at Berkshire Hathaway Specialty Insurance, our claims team makes communicating proactively with you throughout the claims process a priority. Should you face a claim, you will quickly see our response is not about drafting letters, it's about having a dialogue–and responding to your particular needs and concerns.

Whether you face a D&O claim, a property loss or a large scale casualty crisis, you will have the experts you need at your service. Putting your policy to work for you.

Berkshire Hathaway Specialty Insurance

Berkshire Hathaway Specialty Insurance Company

(a Stock Insurance Company)
1314 Douglas Street, Suite 1400
Omaha, NE 68102-1944

Excess Policy

Common Policy Declarations

THE PAYMENT OF DEFENSE COSTS WILL REDUCE THE LIMIT OF LIABILITY UNDER THIS POLICY.

This Declarations Page is attached to and forms part of the Policy

		Policy No.: 47-EPF-329660-02	**Renewal of:** 47-EPF-329660-01
Item 1.	**Named Insured:**	Fidelity Equity and High Income Funds	
	Mailing Address:	FMR LLC 88 Black Falcon First Floor, East Side Suite 167 Mailzone V7E Boston, MA 02210	
Item 2.	**Policy Period Effective:**	From: July 01, 2024	To: July 01, 2025
		Both days at 12:01 a.m. local standard time at Mailing Address listed in Item 1, above.	
Item 3.	**Limits of Insurance (including Defense Costs)**	Per Claim Limit:	$10,000,000
		Aggregate Policy Limit:	$10,000,000
		Total Underlying Limit of Liability:	$200,000,000
Item 4.	**Premiums:**	Policy Premium:	$121,125.00
		Terrorism Coverage Premium:	$0.00
		Total Premium:	$121,125.00
Item 5.	**Schedule of Underlying Insurance:**	(A) Followed Policy: *Carrier* Chubb Bermuda Insurance Ltd. *Policy Number* 10154-017-A *Limit of Liability* $10,000,000 (B) See attached Schedule of Underlying Excess Policies	

Item 6.	**Notices to Insurer:**	For claims, loss or potential claims ***By 24-hour toll free number:*** 855-453-9675 ***By Email:*** ClaimsNotice@bhspecialty.com ***By Email:*** CyberClaimsNotice@bhspecialty.com ***By Fax:*** 617-507-8259 ***By Mail:*** Log on to www.bhspecialty.com/claims-reporting.html for mailing address	All other notices ***By Email:*** execandprofnotices@bhspecialty.com ***By Fax:*** 617-248-1618 ***By Mail:*** Log on to www.bhspecialty.com/claims-reporting.html for mailing address
Item 7.	**Forms and Endorsements:**	See attached Schedule	

This policy is comprised of this Declarations page, the policy form and the schedules and endorsements, if any, attached at the inception or issued during the Policy Period.

Signatures:

____
Ralph Tortorella, Secretary

____
Peter Eastwood, President

August 06, 2024
Dated

Berkshire Hathaway Specialty Insurance

Policy No.: 47-EPF-329660-02

Issued to: Fidelity Equity and High Income Funds

FORMS SCHEDULE

The contents of the Policy are comprised of the following forms:

Form Number	Endorsement Title
EP-LX-DEC-05/2017	Excess Policy Common Policy Declarations
EP-FORMS-SCH-02/2015	Forms Schedule
EP-AX-NLF-001-02/2014	Excess Insurance Policy
EP-XS-SCH-01/2015	Schedule of Underlying
EP-XS-005-10/2013	OFAC/Economic Sanctions
EP-XS-013-01/2015	Cap on Losses From Certified Acts of Terrorism
EP-XS-039-01/2015	Preamble Amendatory

Berkshire Hathaway Specialty Insurance Company

1314 Douglas Street, Suite 1400
Omaha, NE 68102-1944
(Hereinafter referred to as the **Insurer**)

EXCESS INSURANCE POLICY

UNLESS OTHERWISE PROVIDED BY THE UNDERLYING INSURANCE, THIS POLICY APPLIES TO CLAIMS FIRST MADE AND REPORTED DURING THE POLICY PERIOD SET FORTH IN ITEM 2. OF THE DECLARATIONS.

In consideration of the premium payment and in reliance on any provision(s) in the **Followed Policy**, the **Insurer** has also issued this policy in reliance upon all materials and written statements, which shall be deemed attached hereto and made a part hereof, submitted by or on behalf of the **Insured(s)** or **Named Insured** to the **Insurer** or any insurer of **Underlying Insurance** in connection with the underwriting of this policy.

I. INSURING AGREEMENT

This policy shall provide coverage in accordance with the same terms, conditions and limitations of the **Followed Policy**, or any more restrictive provisions of the **Underlying Excess Policies**, except as otherwise set forth in this policy. The coverage obligations under this policy shall attach to the **Insurer** only after all **Underlying Insurance** has in fact been exhausted by payment, in legal currency, of loss by or on behalf of the insurers of the **Underlying Insurance**, or by or on behalf of the **Insured(s)**. The risk of uncollectability of any **Underlying Insurance** (in whole or in part) for any reason is expressly retained by the **Insured(s)**, and is not insured under this policy or assumed by the **Insurer**.

II. DEFINITIONS

a. **Insurer** means Berkshire Hathaway Specialty Insurance Company.

b. **Insured(s)** has the meaning set forth in the **Followed Policy**.

c. **Named Insured** has the meaning set forth in Item 1. of the Declarations.

d. **Followed Policy** means the policy identified in Item 5. (A) of the Declarations.

e. **Underlying Excess Policies** means all policies scheduled in Item 5. (B) of the Declarations.

f. **Underlying Insurance** means the **Followed Policy** and all of the **Underlying Excess Policies**.

g. **Underlying Limits** means an amount equal to the total of all of the aggregate Limits of Liability, as set forth in Item 5 of the Declarations, for all **Underlying Insurance**.

III. LIMITS OF LIABILITY

The amount set forth in Item 3. of the Declarations shall be the maximum aggregate Limit of

Liability of the **Insurer** for all loss under this policy for any reason. If the aggregate Limit of Liability under this policy is exhausted by payment of loss, the **Insurer's** obligations under this policy shall be deemed completely fulfilled and extinguished. If any **Underlying Insurance** grants coverage subject to a liability sublimit, this policy shall not afford such coverage. The policy, however, shall recognize any reduction or exhaustion of the **Underlying Limits** by any payment under such coverage.

IV. UNDERLYING INSURANCE CHANGE

If, during the Policy Period as stated in Item 2. of the Declarations, there is a change to any **Underlying Insurance** which expands coverage, then this policy shall become subject to such change only if the **Insurer** agrees thereto by written agreement or by written endorsement to this policy and any additional premium is paid.

V. SEVERABILITY OF INTERESTS

In addition to any other clauses set forth herein, this policy shall follow any provisions in the **Followed Policy** regarding the severability and non-imputation of the statements, representations, or warranties of any **Insured(s)** and the limitations and restrictions in rescission or voidance of the **Followed Policy**.

VI. INSURER RIGHTS

The **Insurer** has the same rights, privileges and protections afforded to the insurer of the **Followed Policy.** The **Insurer** has the right, but not the obligation, at its sole discretion, to effectively associate with the **Insured(s)** in the defense and settlement of any claim which may attach to and be covered under this policy or any **Underlying Insurance**.

VII. NOTICE

Any notice provided to the **Underlying Insurance** shall also be provided to the **Insurer** under this policy, except that such notice shall be provided to the **Insurer** at either the physical or email address, both identified in Item 6. of the Declarations.

VIII. CANCELLATION AND NONRENEWAL

This policy shall follow, and specifically incorporates herein by reference, the conditions in the **Followed Policy** with respect to cancellation and nonrenewal, and shall comply with all of the requirements of any applicable state laws and regulations regarding cancellation and nonrenewal.

Berkshire Hathaway Specialty Insurance

Policy No.: **47-EPF-329660-02**

Issued to: **Fidelity Equity and High Income Funds**

SCHEDULE OF UNDERLYING

Followed Policy(ies)

Insurer	Policy Number	Limits	Attachment
Chubb Bermuda Insurance Ltd.	10154-017-A	$10,000,000	$175,000,000

Underlying Policies

Insurer	Policy Number	Limits	Attachment
Berkshire Hathaway Specialty Insurance Company	47-EPF-315881-04	$10,000,000	Primary
ACE American Insurance Company	G23656280 017	$10,000,000	$10,000,000
National Union Fire Insurance Company of Pittsburgh, Pa.	01-307-65-49	$10,000,000	$20,000,000
ICI Mutual Insurance Company, A Risk Retention Group	87153124D	$10,000,000	$30,000,000
Allied World Assurance Company, AG	C014841/014	$10,000,000	$40,000,000
QBE Insurance Corporation	130005115	$10,000,000	$50,000,000
Travelers Casualty and Surety Company of America	106547114	$10,000,000	$60,000,000
Continental Casualty Company	287273571	$10,000,000	$70,000,000
Starr Indemnity & Liability Company	1000059076241	$10,000,000	$80,000,000
AXIS Insurance Company	P-001-000158031-05	$5,000,000	$90,000,000
Zurich American Insurance Company	EOC-0905341-01	$5,000,000	$95,000,000
Ironshore Indemnity Inc.	IA7NAB0949005	$5,000,000 part of $50,000,000	$100,000,000
Lloyd's Syndicate (Mosaic)	13015P24	$5,000,000 part of $50,000,000	$100,000,000

XL Specialty Insurance Company	ELU197863-24	$5,000,000 part of $50,000,000	$100,000,000
Everest National Insurance Company	FL5EX00305-241	$7,000,000 part of $50,000,000	$100,000,000
U.S. Specialty Insurance Company	24-MGU-24-A58943	$8,000,000 part of $50,000,000	$100,000,000
Twin City Fire Insurance Company	08 DA 0252127 24	$10,000,000 part of $50,000,000	$100,000,000
Freedom Specialty Insurance Company	XMF2400059	$10,000,000 part of $50,000,000	$100,000,000
Allianz Global Risks US Insurance Company	USF05426324	$2,500,000 part of $25,000,000	$150,000,000
Arch Reinsurance Ltd	BFI0070461-00	$2,500,000 part of $25,000,000	$150,000,000
Liberty Specialty Markets Agency Limited	LSMAFL473346A	$2,500,000 part of $25,000,000	$150,000,000
Freedom Specialty Insurance Company	XMF2410840	$2,500,000 part of $25,000,000	$150,000,000
Old Republic Insurance Company	ORPRO 12 105161	$2,500,000 part of $25,000,000	$150,000,000
Endurance American Insurance Company	FIX30063540100	$2,500,000 part of $25,000,000	$150,000,000
Berkley Insurance Company	BPRO8116258	$5,000,000 part of $25,000,000	$150,000,000

Twin City Fire Insurance Company	08 DC 0665817-24	$5,000,000 part of $25,000,000	$150,000,000
American International Reinsurance Company, Ltd.	33089991	$15,000,000	$185,000,000

ENDORSEMENT 1

This endorsement, effective 12:01 AM: July 01, 2024

Forms a part of Policy No.: 47-EPF-329660-02

Issued to: Fidelity Equity and High Income Funds

By: Berkshire Hathaway Specialty Insurance Company

OFAC/ECONOMIC SANCTIONS

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

EXCESS POLICY FORM

In consideration of the payment of the premium for this policy it is hereby understood and agreed that this policy does not provide coverage that would be in violation of the laws or regulations of the United States of America concerning trade or economic sanctions, including, but not limited to, those administered and enforced by the U.S. Treasury’s Office of Foreign Asset Control (OFAC).

Payment of loss under this policy shall only be made in full and complete compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by OFAC.

All other terms and conditions of this policy remain unchanged.

ENDORSEMENT 2

This endorsement, effective 12:01 AM: July 01, 2024

Forms a part of Policy No.: 47-EPF-329660-02

Issued to: Fidelity Equity and High Income Funds

By: Berkshire Hathaway Specialty Insurance Company

CAP ON LOSSES FROM CERTIFIED ACTS OF TERRORISM

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

EXCESS POLICY FORM

If aggregate insured losses attributable to terrorist acts certified under the federal Terrorism Risk Insurance Act exceed $100 billion in a Calendar Year (January 1 through December 31) and we have met our insurer deductible under the Terrorism Risk Insurance Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

"Certified act of terrorism" means an act that is certified by the Secretary of the Treasury, in consultation with the Secretary of Homeland Security and the Attorney General of the United States, to be an act of terrorism pursuant to the federal Terrorism Risk Insurance Act. The criteria contained in the Terrorism Risk Insurance Act for a "certified act of terrorism" include the following:

1. The act resulted in insured losses in excess of $5 million in the aggregate, attributable to all types of insurance subject to the Terrorism Risk Insurance Act; and

2. The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

All other terms and conditions of this policy remain unchanged.

Berkshire Hathaway Specialty Insurance

ENDORSEMENT 3

This endorsement, effective 12:01AM:	**July 01, 2024**
Forms a part of Policy No.:	**47-EPF-329660-02**
Issued to:	**Fidelity Equity and High Income Funds**
By:	**Berkshire Hathaway Specialty Insurance Company**

PREAMBLE AMENDATORY

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

EXCESS POLICY FORM

In consideration of the payment of the premium for this policy it is hereby understood and agreed that the policy is amended as follows:

The paragraph immediately preceding **Section I. Insuring Agreement** (the Preamble) is deleted in its entirety and replaced as follows:

In consideration of the premium payment, the **Insureds** and the **Insurer** agree as follows:

All other terms and conditions of this policy remain unchanged.

MARKEL BERMUDA LIMITED

PROFESSIONAL LIABILITY EXCESS LIABILITY INSURANCE POLICY DECLARATIONS

THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

ITEM 1: INSURED: Fidelity Equity and High Income Funds c/o FMR LLC
ADDRESS: 88 Black Falcon Ave., First Floor, East Side, Suite 167, Mailzone V7E, Boston, MA 02210 United States

ITEM 2: POLICY PERIOD: July 1, 2024 to July 1, 2025 (12:01 a.m. prevailing time at the address stated in Item 1)

ITEM 3: LIMIT OF LIABILITY: USD 10,000,000 in the aggregate (including Defense Costs)
(Not subject to any reinstatement provision that may be provided under the Followed Policy)

EXCESS OF TOTAL UNDERLYING LIMITS OF: USD 210,000,000 in the aggregate (including Defense Costs)

ITEM 4: FOLLOWED POLICY:
CARRIER: Chubb Bermuda Insurance Ltd.
POLICY NO.: 10154-017-A
LIMIT OF LIABILITY: USD 10,000,000
COVERAGE(S): Independent Directors Liability

ITEM 5: UNDERLYING INSURANCE:

AS ARE ON FILE WITH THE INSURER

ITEM 6: PENDING OR PRIOR DATE: as per FOLLOWED POLICY

To the extent the FOLLOWED POLICY contains an exclusion regarding pending or prior litigation, administrative, regulatory or other proceedings, investigations, demands, suits, orders, decrees or judgments, this Policy shall follow such exclusion. The applicable date for determining whether any such matter is "pending or prior" for the purpose of such exclusion in this policy shall be the PENDING OR PRIOR DATE set forth in this Item 6 of the Declarations.

ITEM 7: PREMIUM: USD 96,900

ITEM 8: ADDRESS OF INSURER(S) FOR ALL NOTICES UNDER THIS POLICY:

Markel Bermuda Limited
2 Front Street
P.O. Box 2565
Hamilton HM KX Bermuda
Telephone 441 296 8800
Email: PLBermudaClaims@markel.com

ITEM 9: A. DISCOVERY PERIOD PREMIUM: as per FOLLOWED POLICY

B. DISCOVERY PERIOD: as per FOLLOWED POLICY

ITEM 10: ENDORSEMENTS EFFECTIVE AT INCEPTION:

1. Notice Severability Endorsement

ITEM 11: POLICY NUMBER: MKLB25GPL0005620

ITEM 12: PRIMARY POLICY & SELF-INSURED RETENTION:

CARRIER:	Berkshire Hathaway Specialty Insurance Company
POLICY NO.:	47-EPF-315784-04
LIMIT OF LIABILITY:	USD 15,000,000
SELF-INSURED RETENTION:	Various
COVERAGE(S):	Corporate Blend

The INSURER hereby causes this policy to be signed on the Declarations page by a duly authorized representative of the Insurer.

Dominique Richardson, Director
Professional Liability

November 18, 2024
Date

MARKEL BERMUDA LIMITED FOLLOW FORM
EXCESS LIABILITY INSURANCE POLICY

In consideration of the premium paid, and in reliance on all statements made and information furnished to Markel Bermuda Limited herein called the "Insurer" and subject to the Declarations and endorsements made a part hereof and the terms, conditions and limitations set forth herein, the Insurer and the Insured Entity, on its behalf and on behalf of all persons and entity(s) entitled to coverage hereunder, agree as follows:

I. INSURING CLAUSE

The Insurer shall pay the Insured for loss upon exhaustion of all applicable underlying limits by actual payments by the insurers of the UNDERLYING INSURANCE, the Insured, any insurer of a difference-in-conditions policy that is excess of this policy, and/or any other source, subject to: the terms and conditions of the FOLLOWED POLICY (excluding any such terms and conditions that are inconsistent with the terms of this policy); the Limit of Liability as stated in Item 3 of the Declarations; and the terms and conditions of, and the endorsements attached to, this policy. In no event will this policy provide coverage broader than that provided by any UNDERLYING INSURANCE, or any policy issued by any participating quota share insurer, unless such broader coverage is specifically agreed to by the Insurer herein or in an endorsement to this policy.

II. TERMS AND CONDITIONS

A. NOTICE AND LOSS PROVISIONS

1. Any notice required to be given by the terms of the FOLLOWED POLICY shall be given to the Insurer at the address indicated in Item 8 of the Declarations.
2. This policy shall follow the notice of claim and/or notice of circumstance provisions of the FOLLOWED POLICY, except as stated otherwise herein.
3. With respect to the defense and settlement of any claim that appears to be reasonably likely to involve the Insurer, the Insured shall give the Insurer such information, assistance and cooperation as the Insurer may reasonably request and as shall be in the Insured's power and shall do nothing that would prejudice the Insurer's position or potential rights of recovery.
4. Only those settlements, stipulated judgments and defense costs which have been consented to by the Insurer shall be recoverable as loss under the terms of this policy. The Insurer's consent shall not be unreasonably withheld, provided the Insurer shall be entitled to effectively associate in the defense and the negotiation of any settlement of any claim.

B. FOLLOWING FORM

1. This policy, except as herein stated, is subject to all terms, conditions, agreements and limitations of the FOLLOWED POLICY in all respects as of the effective date of this policy. The Insured agrees that should any mid-term change to the FOLLOWED POLICY be made by rewrite or endorsement, such change shall not be effective as to this policy without the written consent of the Insurer, which consent shall not be unreasonably withheld. It is further agreed that should the Insurer consent to any change of this policy, the premium hereon may be adjusted accordingly.
2. In the event of the depletion of the limits of liability of the UNDERLYING INSURANCE solely as a result of actual payment of losses thereunder this policy shall, subject to the Limit of Liability set forth in Item 3 of the Declarations and to the other terms of this policy, continue to apply for subsequent losses as excess insurance over the amount of insurance remaining under such UNDERLYING INSURANCE. In the event of the exhaustion of all of the limits of liability of such UNDERLYING INSURANCE the remaining limits available under this policy shall, subject to the Limit of Liability set forth in Item 3 of the Declarations and to the other terms of this policy, continue for subsequent losses as primary insurance and any retention specified in the FOLLOWED POLICY shall be imposed under this policy. Payments made by insurers issuing such UNDERLYING INSURANCE in accordance with any State Amendatory endorsement or sub-limit of liability shall be deemed to apply toward exhaustion of the limits of liability of the UNDERLYING INSURANCE but this policy shall not follow such state amendatory endorsement or sub-limit of liability.
3. This policy, subject to all its terms, conditions and endorsements, will not drop down to make payment for loss in place of UNDERLYING INSURANCE for any reason.

C. CANCELLATION CLAUSE

The Insured shall give notice to the Insurer when practicable of the cancellation of any UNDERLYING INSURANCE. In the event any UNDERLYING INSURANCE is cancelled by the insurer thereon, this policy shall continue in full force and effect for the remainder of the POLICY PERIOD and the Insurer shall be liable to the same extent that it would have been liable if such UNDERLYING INSURANCE had remained in effect.

This policy shall follow the cancellation terms of the FOLLOWED POLICY except that in the event the Insurer cancels this policy for non-payment of premium, this policy shall be void as of the inception date of the POLICY PERIOD.

D. PUNITIVE DAMAGES

This policy shall cover punitive damages unless such damages are excluded under the terms and conditions of the FOLLOWED POLICY. Furthermore, if the FOLLOWED POLICY is determined not to cover punitive damages solely due to the insurability of such damages under applicable law, then this policy shall nonetheless provide coverage for punitive damages as if all UNDERLYING INSURANCE had provided such coverage. This policy will not drop down to provide coverage for punitive damages in place of UNDERLYING INSURANCE.

E. ALTERNATIVE DISPUTE RESOLUTION

1. It is agreed that any dispute arising out of or in connection with this policy, including any question regarding its existence, validity or termination, shall be referred to and finally resolved solely by Arbitration or Alternative Dispute Resolution (ADR).

2. This policy shall follow the terms of the FOLLOWED POLICY with respect to Arbitration or ADR only when said terms require the dispute to proceed in Hamilton, Bermuda; London, England; or Toronto or Vancouver, Canada.

3. In the event the applicable FOLLOWED POLICY does not provide for Arbitration or ADR in Hamilton, Bermuda; London, England; or Toronto or Vancouver, Canada, the Insured shall select one of the following venues and procedural laws for such Arbitration or ADR:

   (i) Arbitration held in Hamilton, Bermuda under The Bermuda International Conciliation and Arbitration Act of 1993 (exclusive of the Conciliation Part of such act) as may be amended and supplemented, or under the English Arbitration Act of 1996 as may be amended and supplemented, which Acts are deemed incorporated by reference into this clause, or

   (ii) Arbitration held in London, England under the English Arbitration Act of 1996, as may be amended and supplemented, which Act is deemed incorporated by reference into this clause, or

   (iii) Arbitration held in Toronto or Vancouver, Canada under the English Arbitration Act of 1996, as may be amended and supplemented, which Acts are deemed incorporated by reference into this clause.

4. Where the Insured and Insurer are parties to the dispute, the Insured shall make the selection referenced in paragraph 3 above. Where the Insurer and a party deriving rights through or asserting rights on behalf of the Insured are parties to a dispute, the Insurer shall make the selection referenced in paragraph 3 above.

5. The number of arbitrators shall be three.

6. Each party shall bear the costs of its own arbitrator. The remaining cost of arbitration shall be borne equally by the parties.

7. All awards made by the Arbitration Board shall be final and no right of appeal shall lie from any award rendered by the Arbitration Board.

8. No person or organization shall have any right under this policy to join the Insurer as a party to any action against the Insured to determine the Insured's liability, nor shall the Insurer be impleaded by the Insured or their legal representatives. The Insurer and the Insured agree that in the event that claims for indemnity or contribution are asserted in any action or proceeding against the Insurer by any of the Insured's other insurers in a jurisdiction or forum other than that set forth in this clause, the Insured will in good faith take all reasonable steps requested by the Insurer to assist the Insurer in obtaining a dismissal of these claims (other than on the merits). The Insured will, without limitation, undertake to the court or other tribunal to reduce

any judgment or award against such other insurers to the extent that the court or tribunal determines that the Insurer would have been liable to such insurers for indemnity or contribution pursuant to this policy. The Insured shall be entitled to assert claims against the Insurer for coverage under this policy, including, without limitation, for amounts by which the Insured reduced its judgment against such other insurers in respect of such claims for indemnity or contribution, in an arbitration between the Insurer and the Insured pursuant to this clause; provided, however, that the Insurer in such arbitration in respect of such reduction of any judgment shall be entitled to raise any defenses under this policy and any other defenses (other than jurisdiction defenses) as it would have been entitled to raise in the action or proceeding with such insurers.

F. CHOICE OF LAW

This policy shall be construed and enforced in accordance with the applicable law determined under the FOLLOWED POLICY (with the exception of the procedural law required under this policy's Alternative Dispute Resolution clause E.), except insofar as such laws may prohibit payment hereunder in respect of punitive damages, in which case, the laws of England and Wales shall apply.

NOTICE SEVERABILITY ENDORSEMENT

It is hereby agreed that Section II TERMS AND CONDITIONS A. is deleted and replaced by the following:

A. NOTICE AND LOSS PROVISIONS

1. Any notice required to be given by the terms of the FOLLOWED POLICY shall be given to the Insurer at the address indicated in Item 8 of the Declarations.
2. This policy shall follow the notice of claim and/or notice of circumstance provisions of the FOLLOWED POLICY, except as stated otherwise herein.
3. With respect to the defense and settlement of any claim that appears to be reasonably likely to involve the Insurer, the Insured shall give the Insurer such information, assistance and cooperation as the Insurer may reasonably request and as shall be in the Insured's power and shall do nothing that would prejudice the Insurer's position or potential rights of recovery, provided, that the failure of one Insured to comply with this provision shall not impair the rights of any other Insured individual (as defined in the FOLLOWED POLICY) under this Policy.
4. Only those settlements, stipulated judgments and defense costs which have been consented to by the Insurer shall be recoverable as loss under the terms of this policy. The Insurer's consent shall not be unreasonably withheld, provided the Insurer shall be entitled to effectively associate in the defense and the negotiation of any settlement of any claim.

All other terms and conditions of this Policy remain unchanged.

The effective date of this endorsement is July 1, 2024
(at 12:01 A.M. prevailing time at the address of the Named Insured as shown in item 1 of the Declarations)

This endorsement is attached to and made a part of Policy No. MKLB25GPL0005620
of MARKEL BERMUDA LIMITED.

Issued to: Fidelity Equity and High Income Funds c/o FMR LLC

Date of Issue: November 18, 2024

End No.: 1

RLI

IMPORTANT NOTICE TO POLICYHOLDERS

TERRORISM RISK INSURANCE ACT, AS AMENDED

Under the Terrorism Risk Insurance Act, as amended (the "**Act**"), we must make coverage for "**certified acts of terrorism**" available in the policies we offer. We notified you at the time of offer and purchase of the policy to which this Notice is attached that this coverage would be a part of your policy. The premium allocated for such coverage is shown on the Declarations page of the policy.

You should know that where coverage is provided by this policy for losses resulting from certified acts of terrorism, such losses may be partially reimbursed by the United States government under a formula established by federal law. Under this formula, the United States government generally reimburses 85% through 2015; 84% beginning on January 1, 2016; 83% beginning on January 1, 2017; 82% beginning January 1, 2018; 81% beginning January 1, 2019 and 80% beginning January 1, 2020 of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage.

You should also know that the Act contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers' liability for losses resulting from certified acts of terrorism when the amount of such losses in any one calendar year exceeds $100 billion. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

Specific coverage terms for terrorism, including limitations and exclusions, are more fully described in endorsements attached to the policy. Your policy may contain an exclusion for losses that are not eligible for federal reinsurance under the Act.

Definitions:

"**Certified act of terrorism**," as defined in Section 102(1) of the Act, means an act that is certified by the Secretary of the Treasury – in consultation with the Secretary of Homeland Security, and the Attorney General of the United States – to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

Excess Policy Declarations

RLI Insurance Company
9025 North Lindbergh Drive
Peoria, Illinois 61615
Phone: (309) 692-1000

A stock insurance company, herein called the Company.

Policy No. EPG0032820

Item 1. **Entity** - Name and Address:
Fidelity Equity & High Income Funds
c/o FMR LLC - 88 Black Falcon
First Floor, East Side, Suite 167, Mailzone V7E
Boston, MA 02210

Item 2. **Policy Period**:
From: 07/01/2024
To: 07/01/2025
at 12:01 a.m. at the address stated in Item 1.

Item 3. Limit of Liability:

Each **Policy Period** $10,000,000 XS of $220,000,000

Premium: $ 95,380

Item 4. **Underlying Insurance**:

		Insurer	Policy Number	Limits	Policy Period
(A) Primary Policy:		Chubb Bermuda Insurance Ltd.	10154-017-A	$10,000,000 XS of $175,000,000	07/01/2024 - 07/01/2025
(B) Other Policies:					
	First Excess	American International Reinsurance Company, Ltd.	33089991	$15,000,000 XS of $185,000,000	07/01/2024 - 07/01/2025
	Second Excess	Berkshire Hathaway Specialty Insurance Company	47-EPF-329660-02	$10,000,000 XS of $200,000,000	07/01/2024 - 07/01/2025
	Third Excess	Markel Bermuda Insurance	MKLB25GPL0005620	$10,000,000 XS of $210,000,000	07/01/2024 - 07/01/2025

Item 5. Endorsements Effective at Inception:
EPG 900 (01/15), ILF 0001C (04/16), RIL 110A (01/08), RIL 200 (10/00), RIL 2133C (01/15), UW 20342 (03/12), MNU-XLP-044 (07/24), MNU-XLP-045 (07/24), MNU-XLP-046 (07/24), MNU-XLP-047 (07/24), MNU-XLP-048 (07/24), MNU-XLP-082 (07/24), MNU-XLP-083 (07/24)

Item 6. Termination of Prior Policies: EPG0032261

Item 7. Pending or Prior Date: August 01, 2008

Item 8. Notice to the Insurer shall be addressed to: RLI Insurance Company
9025 North Lindbergh Drive
Peoria, Illinois 61615-1431

The Insurer issuing this Policy has caused this Policy to be signed by its authorized officers, but it shall not be valid unless also signed by a duly Authorized Representative.

Date: July 19, 2023

Christina G. Dean
Authorized Company Representative

RLI Insurance Company
9025 North Lindbergh Drive, Peoria, IL 61615

SUPPLEMENTAL DECLARATIONS

Policy No: EPG0032820

Named Insured and Mailing Address

Fidelity Equity & High Income Funds
c/o FMR LLC - 88 Black Falcon
First Floor, East Side, Suite 167, Mailzone V7E
Boston, MA 02210

Portion of premium attributable to coverage for Certified Acts of Terrorism $0

RLI Insurance Company

Excess Policy

In consideration of the payment of the premium and subject to the Declarations, limitations, conditions, provisions and other terms of this Policy, RLI Insurance Company, herein called the "Insurer," and the Insureds agree as follows:

INSURING CLAUSE

1. The Insurer shall provide the **Insureds** with insurance during the **Policy Period** excess of the **Underlying Limit**. Coverage hereunder shall attach only after the insurers of the **Underlying Insurance** shall have paid in legal currency the full amount of the **Underlying Limit** for such **Policy Period**. Coverage hereunder shall then apply in conformance with the terms and conditions of the **Primary Policy** and, to the extent coverage is further limited or restricted thereby, the terms and conditions of any other **Underlying Insurance**, except as otherwise provided herein. In no event shall this Policy grant broader coverage than would be provided by any of the **Underlying Insurance**.

DEFINITIONS

2. When used in this Policy:

   (a) "**Entity**" means the organization designated in Item 1. of the Declarations.

   (b) "**Insureds**" means those persons or organizations insured under the **Primary Policy**.

   (c) "**Primary Policy**" means the policy scheduled in Item 4.(A) of the Declarations or any policy of the same insurer replacing or renewing such policy.

   (d) "**Policy Period**" means the period of time specified in Item 2. of the Declarations, subject to prior termination in accordance with Section 13. below. If any extended reporting period is exercised, such extension shall be treated as set forth in the **Primary Policy**.

   (e) "**Sublimit**" means any **Underlying Insurance** limit of liability which:

      (i) applies only to a portion of the coverage granted under such **Underlying Insurance**, and

      (ii) reduces and is part of the otherwise applicable limits of liability of such **Underlying Insurance** as set forth in Item 4. of the Declarations.

   (f) "**Underlying Insurance**" means all policies scheduled in Item 4. of the Declarations and any policies of the same insurers replacing or renewing them.

   (g) "**Underlying Limit**" means the amount equal to the aggregate of all limits of liability as set forth in Item 4. of the Declarations for all **Underlying Insurance** plus the applicable uninsured retention, if any, under the **Primary Policy**.

MAINTENANCE OF UNDERLYING INSURANCE

3. All **Underlying Insurance** shall be maintained in full effect during the **Policy Period** and each such policy shall afford the same coverage as such policy afforded at inception of this **Policy Period**, except for any depletion or exhaustion of the **Underlying Limit** solely by reason of payment of losses thereunder. If the **Underlying Insurance** is not so maintained, the Insurer shall not be liable under this Policy to a greater extent than it would have been had such **Underlying Insurance** been so maintained.

DEPLETION OF UNDERLYING LIMIT

4. Only in the event of reduction or exhaustion of the **Underlying Limit** by reason of the insurers of the **Underlying Insurance**, or the **Insureds** in the event of financial impairment or insolvency of an insurer of the **Underlying Insurance**, paying in legal currency loss which, except for the amount thereof, would have been covered hereunder, this Policy shall:

   (a) in the event of reduction of the **Underlying Limit**, attach excess of the reduced **Underlying Limit**, and

   (b) in the event of exhaustion of the **Underlying Limit**, continue in force as primary insurance, subject to its terms and conditions and any retention applicable to the **Primary Policy**, which retention shall be applied to any subsequent loss in the same manner as specified in the **Primary Policy**.

   The risk of uncollectability of any **Underlying Insurance**, whether because of financial impairment or insolvency of an underlying insurer or any other reason, is expressly retained by the **Insureds** and is not in any way insured or assumed by the Insurer.

UNDERLYING SUBLIMITS

5. If any **Underlying Limit** is subject to a **Sublimit**:

   (a) coverage hereunder shall not drop down excess of such **Sublimit**, however

   (b) the **Underlying Limit** shall be recognized hereunder as depleted to the extent of any payment of covered loss subject to such **Sublimit**.

LIMIT OF LIABILITY

6. The Insurer's maximum liability for all loss covered under this Policy shall be the amount set forth in Item 3. of the Declarations.

CLAIM PARTICIPATION

7. The Insurer may, at its sole discretion, elect to participate in the investigation, settlement or defense of any claim covered by this Policy even if the **Underlying Insurance** has not been exhausted.

PENDING OR PRIOR MATTERS

8. The Insurer shall not be liable under this Policy for any loss which is based upon, arises from or is in consequence of any demand, suit or other proceeding pending, or order, decree or judgment entered against any **Insured** on or prior to the Pending or Prior Date set forth in Item 7. of the Declarations, or the same or any substantially similar fact, circumstance or situation underlying or alleged therein.

SUBROGATION - RECOVERIES

9. In the event of any payment under this Policy, the Insurer shall be subrogated to the extent of such payment to all the **Insureds'** rights of recovery and the **Insureds** shall execute all papers required and shall do everything necessary to secure and preserve such rights, including the execution of such documents necessary to enable the Insurer effectively to bring suit in the name of the **Insured**.

   Any amounts recovered after payment hereunder, through subrogation or otherwise, shall be apportioned in the inverse order of payment of loss hereunder. The expenses of all recovery proceedings shall be apportioned among the recipients of the recovery in the ratio of their respective recoveries.

NOTICE

10. The **Insureds** shall, as a condition precedent to exercising their rights under this Policy, give to the Insurer written notice of any of the following events as soon as practicable, but in no event later than thirty (30) days after such event:

(a) the alteration or cancellation of any **Underlying Insurance**;

(b) any notice by the **Insureds** under any **Underlying Insurance**;

(c) any additional or return premiums charged or paid in connection with any **Underlying Insurance**; and

(d) the exhaustion of the limit of liability under any **Underlying Insurance**.

All notices to the Insurer under this Policy shall be given, in writing, to the address shown in Item 8. of the Declarations. Such notice shall be effective on the date of receipt by the Insurer at such address.

INSURER AUTHORIZATION CLAUSE

11. By acceptance of this Policy, the **Entity** agrees to act on behalf of all the **Insureds** with respect to the giving and receiving of notice of claim or termination, the payment of premiums and the receiving of any return premiums that may become due under this Policy, the negotiation, agreement to and acceptance of endorsements, and the giving or receiving of any notice provided for under this Policy (except the giving of notice to apply for any extended reporting period), and the **Insureds** agree that the **Entity** shall act on their behalf.

ALTERATION

12. No change in, modification of, or assignment of interest under this Policy shall be effective except when made by written endorsement to this Policy which is signed by an authorized employee of the Insurer.

TERMINATION

13. This Policy shall terminate at the earliest of the following times:

(a) sixty (60) days after the receipt by the **Entity** of a written notice of termination from the Insurer;

(b) upon the receipt by the Insurer of written notice of termination from the **Entity**;

(c) upon expiration of the **Policy Period**; or

(d) at such other time as may be agreed upon by the Insurer and the **Entity**.

Notice to the **Insureds** of cancellation or nonrenewal of any **Underlying Insurance** duly given by any underlying insurer shall serve as notice to the **Insureds** of cancellation or nonrenewal of this Policy by the Insurer.

The Insurer shall refund the unearned premium computed at customary short rates if the Policy is terminated by the **Entity**. Under any other circumstances the refund shall be computed pro rata.

TERMINATION OF PRIOR POLICIES

14. Any policies specified in Item 6. of the Declarations shall terminate, if not already terminated, as of the inception date of this Policy.

In witness whereof, the Insurer issuing this Policy has caused this Policy to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

Jean M. Stephenson
Corporate Secretary

M J Stone
President & COO

Coverage: **Excess Liability**

Insurer: **RLI Insurance Company**

Effective date of
this endorsement: **07/01/2024**

To be attached to and form part of
Policy No. **EPG0032820**

Issued to: **Fidelity Equity & High Income Funds**

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

CAP ON LOSSES FROM CERTIFIED ACTS OF TERRORISM

With respect to any one or more certified acts of terrorism, we will not pay any amount for which we are not responsible under the terms of the Terrorism Risk Insurance Act, as amended ("Terrorism Risk Insurance Act"), due to the application of any clause which results in a cap on our liability for payments for terrorism losses.

"Certified act of terrorism" means an act that is certified by the Secretary of the Treasury, in consultation with the Secretary of Homeland Security and the Attorney General of the United States, to be an act of terrorism pursuant to the Terrorism Risk Insurance Act. The Terrorism Risk Insurance Act includes the following criteria for a certified act of terrorism:

1. The act resulted in aggregate losses in excess of $5 million; and

2. The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

If aggregate insured losses attributable to certified acts of terrorism under the Terrorism Risk Insurance Act exceed $100 billion in a calendar year (January 1 through December 31) and we have met our insurer deductible under the Terrorism Risk Insurance Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to the pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

Under this formula, the United States government generally reimburses 85% through 2015; 84% beginning on January 1, 2016; 83% beginning on January 1, 2017; 82% beginning January 1, 2018; 81% beginning January 1, 2019 and 80% beginning January 1, 2020 of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage.

We will have no liability for any certified act of terrorism should the Terrorism Risk Insurance Act be terminated, not renewed, allowed to expire, or otherwise discontinued. Regardless of when during the Policy Period such termination, nonrenewal, expiration, or discontinuation occurs, our liability for any certified act of terrorism will cease immediately at the date and time of such termination, nonrenewal, expiration, or discontinuation of the Terrorism Risk Insurance Act.

If the Terrorism Risk Insurance Act is terminated, not renewed, allowed to expire, or otherwise discontinued during the Policy Period and we have charged premium for coverage under the Terrorism Risk Insurance Act, we will reimburse the premium, if any, charged for coverage under the Terrorism Risk Insurance Act on a customary pro rata basis.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Policy Number: EPG0032820

RLI Insurance Company
Peoria, Illinois 61615

ATTENTION POLICYHOLDER:

KEEP THIS NOTICE WITH YOUR INSURANCE PAPERS

Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false, incomplete, or misleading information, or conceals information concerning any material fact thereto, commits a fraudulent insurance act, which is a crime punishable by incarceration, and shall also be subject to civil penalties.

RLI Insurance Company
Peoria, Illinois 61615

NOTICE TO POLICYHOLDERS

REGARDING THE UNITED STATES TREASURY DEPARTMENT – OFFICE OF FOREIGN ASSETS CONTROL (OFAC)

This Policyholder Notice does not provide coverage nor can it be construed to replace any provisions of your policy. Please read your policy carefully to determine your rights, duties, and what is and what is not covered by your policy. This Notice should only be used to provide information concerning the possible impact of your insurance coverage as it relates to directives issued by OFAC.

PLEASE READ THIS NOTICE CAREFULLY.

OFAC administers and enforces economic and trade sanctions and places restrictions on certain transactions. OFAC acts pursuant to Executive Orders of the President of the United States and specific legislation. OFAC has identified and named numerous foreign agents, front organizations, terrorists, terrorist organizations, and narcotics traffickers, among others, as "Specially Designated Nationals and Blocked Persons." The complete list can be found on the United States Treasury website – http://www.treas.gov/ofac.

Various trade or economic sanctions and other laws or regulations prohibit us from providing insurance in certain circumstances. In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance contract is considered a blocked or frozen contract and will be considered null and void. When an insurance policy is considered to be a blocked or frozen contract, all provisions of this insurance will be immediately subject to OFAC, and neither payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments may also apply.

SIGNATURE PAGE

In Witness Whereof, we have caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by our authorized representative.



Corporate Secretary



President & COO

Excess Policy

Effective date of
this endorsement: **07/01/2024**

Insurer: **RLI Insurance Company**

Issued to: **Fidelity Equity & High Income Funds**

To be attached to and form part of
Policy No.: **EPG0032820**

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

AMEND DEPLETION OF UNDERLYING LIMIT (II)

It is hereby understood and agreed that Section 4., **DEPLETION OF UNDERLYING LIMIT**, of this Policy is deleted in its entirety and replaced with the following:

"**DEPLETION OF UNDERLYING LIMIT**

4. Only in the event of reduction or exhaustion of the **Underlying Limit** having been paid in legal currency by the insurers of the **Underlying Insurance**, the **Insureds**, or any other source, regardless of the reason for such other source paying Loss, this Policy shall:

(a) in the event of reduction of the **Underlying Limit**, attach excess of the reduced **Underlying Limit**, and

(b) in the event of exhaustion of the **Underlying Limit**, continue in force as primary insurance, subject to its terms and conditions and any retention applicable to the **Primary Policy**, which retention shall be applied to any subsequent Loss in the same manner as specified in the **Primary Policy**.

The risk of uncollectability of any **Underlying Insurance**, whether because of financial impairment or insolvency of an underlying insurer or any other reason, is expressly retained by the **Insureds** and is not in any way insured or assumed by the Insurer."

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

Excess Policy

Effective date of
this endorsement: **07/01/2024**

Insurer: **RLI Insurance Company**

Issued to: **Fidelity Equity & High Income Funds**

To be attached to and form part of
Policy No.: **EPG0032820**

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

IDL ENDORSEMENT (II)

It is hereby understood and agreed that the definition of "**Insureds**" in Section 2., **DEFINITIONS**, is deleted in its entirety and replaced with the following:

"(b) "**Insureds**" means any Independent Director(s) of the **Entity**."

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

Excess Policy

Effective date of
this endorsement: **07/01/2024**

Insurer: **RLI Insurance Company**

Issued to: **Fidelity Equity & High Income Funds**

To be attached to and form part of
Policy No.: **EPG0032820**

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

AMEND SECTION 8. PENDING OR PRIOR MATTERS (II)

It is hereby understood and agreed that Section 8., **PENDING OR PRIOR MATTERS**, is deleted in its entirety and replaced with the following:

"**PENDING OR PRIOR MATTERS**

8. The Insurer shall not be liable under this Policy for any loss which is based upon, arises from or is in consequence of any suit or other proceeding pending, or order, decree or judgment entered against any **Insured** on or prior to the Pending or Prior Date set forth in Item 7. of the Declarations, or the same or any substantially similar fact, circumstance or situation underlying or alleged therein."

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

Excess Policy

Effective date of
this endorsement: **07/01/2024**

Insurer: **RLI Insurance Company**

Issued to: **Fidelity Equity & High Income Funds**

To be attached to and form part of
Policy No.: **EPG0032820**

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

AMEND SECTION 13. TERMINATION (II)

It is hereby understood and agreed that Section 13., **TERMINATION**, is amended by deleting subparagraph (a) in its entirety.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

Excess Policy

Effective date of
this endorsement: **07/01/2024**

Insurer: **RLI Insurance Company**

Issued to: **Fidelity Equity & High Income Funds**

To be attached to and form part of
Policy No.: **EPG0032820**

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

AMEND SECTION 10. NOTICE

It is hereby understood and agreed that Section 10., **NOTICE**, is deleted in its entirety and replaced with the following:

"NOTICE

10. The **Insureds** shall give to the Insurer written notice of any of the following events as soon as practicable, but in no event later than thirty (30) days after such event:

(a) the alteration or cancellation of any **Underlying Insurance**;

(b) any notice by the **Insureds** under any **Underlying Insurance**;

(c) any additional or return premiums charged or paid in connection with any **Underlying Insurance**; and

(d) the exhaustion of the limit of liability under any **Underlying Insurance**.

All notices to the Insurer under this Policy shall be given, in writing, to the address shown in Item 8. of the Declarations. Such notice shall be effective on the date of receipt by the Insurer at such address."

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

Excess Policy

Effective date of
this endorsement: **07/01/2024**

Insurer: **RLI Insurance Company**

Issued to: **Fidelity Equity & High Income Funds**

To be attached to and form part of
Policy No.: **EPG0032820**

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

INCLUDE ANY OTHER SOURCE ENDORSEMENT

It is agreed that:

1. **INSURING CLAUSE** 1. of this Policy is deleted in its entirety and replaced by the following:

   The Insurer shall provide the **Insureds** with insurance during the **Policy Period** excess of the **Underlying Limit**. Coverage hereunder shall attach only after the insurers of the **Underlying Insurance**, the **Insureds,** or any other source shall have paid in legal currency the full amount of the **Underlying Limit** for such **Policy Period**. Coverage hereunder shall then apply in conformance with the terms and conditions of the **Primary Policy**, except as otherwise provided herein. In no event shall this Policy grant broader coverage than would be provided by any of the **Underlying Insurance**.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Excess Policy

Effective date of
this endorsement: **07/01/2024**

Insurer: **RLI Insurance Company**

Issued to: **Fidelity Equity & High Income Funds**

To be attached to and form part of
Policy No.: **EPG0032820**

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND SECTION 7. CLAIM PARTICIPATION

It is agreed that Section 7., **CLAIM PARTICIPATION**, is deleted from this Policy in its entirety and replaced with the following:

7. **CLAIM PARTICIAPTION**

The Insurer may, at is sole discretion, elect to participate in the investigation, settlement or defense of any claim covered by and reasonably likely to impact this Policy even if the **Underlying Insurance** has not been exhausted.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producer-compensation or by calling 1-800-706-3102.

National Union Fire Insurance Company of Pittsburgh, Pa. ®
A capital stock company

Policy Number: 01-347-75-63 Replacement of: 01-309-28-81

EXCESS EDGE®

NOTICES: Depending on the terms, conditions and limitations of the Followed Policy, this policy may (1) only provide coverage for loss from claims first made or first made and reported during its Policy Period; (2) have its limit of liability reduced by the payment of defense costs and/or claim expenses, and (3) not impose a duty to defend on the Insurer. Please read the Followed Policy and this policy carefully and discuss the coverage provided thereunder and hereunder with your insurance agent or broker.

DECLARATIONS

Policyholder:	FIDELITY EQUITY AND HIGH INCOME FUNDS C/O FMR LLC
Policyholder Address:	88 BLACK FALCON, 1STFLOOR,EAST SIDE, SUITE 167, MAILZONE V7E BOSTON, MA 02210
Policyholder Domicile:	Massachusetts
Insurer Address:	1271 Ave of Americas, FL 37 New York, NY 10020-1304
Claims Address: e-mail:	c-claim@AIG.com
Mail:	AIG, Financial Lines Claims P.O. Box 25947 Shawnee Mission, KS 66225

Limit of Liability:	$	10,000,000
Total Underlying Limits:	$	230,000,000
Policy Period: From:		July 1, 2024
To:		July 1, 2025
Premium:	$	94,430
TRIA Premium		0
		^^

SCHEDULE OF UNDERLYING COVERAGE

	Underlying Insurer	Underlying Policy	Underlying Limit	Underlying Policy Period
	PLEASE SEE ATTACHED SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM			

The **Policy Period** incepts and expires as of 12:01 A.M. at the **Policyholder Address.** Terms with **"Bold"** typeface are used in this policy with the meanings and values ascribed to them above; however, subject to the Changes clause, the **"Followed Policy"** means the policy in the Schedule with an "*" at the beginning of its row, but only with respect to the following **Followed Coverage Section(s)**: PLEASE SEE ATTACHED SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM.'**TRIA Premium**' means the premium for Certified Acts of Terrorism Coverage under Terrorism Risk Insurance Act, as amended. Amount indicated above is included in **Premium.** A copy of the TRIA disclosure sent with the original quote is attached hereto.

1240138

In consideration of the payment of the premium, National Union Fire Insurance Company of Pittsburgh, Pa.® (the "**Insurer**") and insureds agree as follows:

INSURING AGREEMENT This policy shall provide coverage in accordance with the same terms, conditions and limitations of the **Followed Policy**, as modified by and subject to the terms, conditions and limitations of this policy.

The **Insurer's** coverage obligations under this policy attach to the **Insurer** only after the **Total Underlying Limits** have been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of amounts covered under the **Underlying Policies**. This policy shall continue in force as primary insurance only upon the exhaustion of the **Total Underlying Limits** by reason of such payments and satisfaction of any applicable retention. This policy shall recognize erosion of an **Underlying Limit** of an **Underlying Policy** through payments by others of covered amounts under that **Underlying Policy**. The risk of uncollectability of any part of the **Total Underlying Limits**, for any reason, is expressly retained by the **Policyholder** and any insureds, and is not insured under this policy or assumed by the **Insurer**.

LIMIT OF LIABILITY The **Limit of Liability** is the aggregate limit of the **Insurer's** liability for all coverage under this policy.

NOTICES Where the **Followed Policy** requires or permits notice to its insurer, the **Policyholder** or the insureds have the same obligations and rights to notify the **Insurer** under this policy, except that with respect to this policy, any notice to the **Insurer** must be directed as follows: (i) for claims-related matters, by mail or e-mail to the **Claims Address**; and (ii) for all other notices, by mail to the **Insurer Address**.

RIGHTS The **Insurer** shall have the same rights, privileges and protections afforded to the **Underlying Insurer** of the **Followed Policy** in accordance with the terms, conditions and limitations of the **Followed Policy**. The **Insurer** shall also have the right, in its sole discretion, but not the obligation, to effectively associate with the insureds in the defense and settlement of any claim that appears to be reasonably likely to involve the **Insurer**. The **Policyholder**, its subsidiaries and any insureds shall provide the **Insurer** with such information, assistance and cooperation as the **Insurer** may reasonably request and shall not do anything that prejudices the **Insurer's** position or potential rights of recovery.

RELIANCE The **Insurer** has issued this policy in reliance upon the completeness and accuracy of the applications, warranties, statements, the binders for the **Underlying Policies**, any attachments thereto and any other materials submitted for this policy, which shall be deemed attached hereto and made a part hereof.

CHANGES If, subsequent to the issuance of the **Followed Policy**, the terms, conditions or limitations of an **Underlying Policy** are modified, the insureds must notify the **Insurer** in writing, as soon as practicable, of such modification. If any changes to the **Followed Policy**: (i) expand coverage, (ii) change the policyholder name or address, or (iii) modify premium, this policy shall not follow those changes unless the **Insurer** reflects its agreement to do so in a written endorsement to this policy.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

PRESIDENT | AUTHORIZED REPRESENTATIVE | SECRETARY

COUNTERSIGNATURE (WHERE REQUIRED BY LAW) | DATE | COUNTERSIGNATURE LOCATION

WILLIS TOWERS WATSON NORTHEAST INC
75 ARLINGTON STREET
FLOOR 10
BOSTON, MA 02116
1240138

POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM INSURANCE COVERAGE
(COVERAGE INCLUDED)

Coverage for acts of terrorism is included in your policy. You are hereby notified that under the Terrorism Risk Insurance Act, as amended in 2015, the definition of act of terrorism has changed. As defined in Section 102(1) of the Act: The term "act of terrorism" means any act that is certified by the Secretary of the Treasury—in consultation with the Secretary of Homeland Security, and the Attorney General of the United States—to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion. Under your coverage, any losses resulting from certified acts of terrorism may be partially reimbursed by the United States Government under a formula established by the Terrorism Risk Insurance Act, as amended. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States Government generally reimburses 85% through 2015; 84% beginning on January 1, 2016; 83% beginning on January 1, 2017; 82% beginning on January 1, 2018; 81% beginning on January 1, 2019 and 80% beginning on January 1, 2020 of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers' liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The portion of your annual premium that is attributable to coverage for acts of terrorism is $0, and does not include any charges for the portion of losses covered by the United States government under the Act.

SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM

In consideration of the premium charged, it is hereby understood and agreed that the Declarations are amended as follows:

1. To delete the stated **SCHEDULE OF UNDERLYING COVERAGE** in its entirety and replace it with the following:

SCHEDULE OF UNDERLYING COVERAGE				
	Underlying Insurer	Underlying Policy	Underlying Limit	Underlying Policy Period
	Berkshire Hathaway Specialty Insurance Company	*47-EPF-315881-04*	*$10,000,000 Primary*	*07/01/2024 to 07/01/2025*
	ACE American Insurance Company	*G23656280 017*	*$10,000,000 Excess of $10,000,000*	*07/01/2024 to 07/01/2025*
	National Union Fire Insurance Company of Pittsburgh, Pa.	*01-307-65-49*	*$10,000,000 Excess of $20,000,000*	*07/01/2024 to 07/01/2025*
	ICI Mutual Insurance Company	*87153124D*	*$10,000,000 Excess of $30,000,000*	*07/01/2024 to 07/01/2025*
	Allied World Assurance Company, AG	*C014841/014*	*$10,000,000 Excess of $40,000,000*	*07/01/2024 to 07/01/2025*
	QBE Insurance Corporation	*130005115*	*$10,000,000 Excess of $50,000,000*	*07/01/2024 to 07/01/2025*
	Travelers Casualty and Surety Company of America	*106547114*	*$10,000,000 Excess of $60,000,000*	*07/01/2024 to 07/01/2025*
	Continental Casualty Company	*287273571*	*$10,000,000 Excess of $70,000,000*	*07/01/2024 to 07/01/2025*
	Starr Indemnity & Liability Company	*1000059076241*	*$10,000,000 Excess of $80,000,000*	*07/01/2024 to 07/01/2025*
	AXIS Insurance Company	*P-001-000158031-05*	*$5,000,000 Excess of $90,000,000*	*07/01/2024 to 07/01/2025*

1240138

	Zurich American Insurance Company	*EOC-0905341-01*	*$5,000,000 Excess of $95,000,000*	*07/01/2024 to 07/01/2025*
	Mosaic Syndicate Services Limited	*13015P24*	*$5,000,000 Part of $50,000,000 Excess of $100,000,000*	*07/01/2024 to 07/01/2025*
	XL Specialty Insurance Company	*ELU197863-24*	*$5,000,000 Part of $50,000,000 Excess of $100,000,000*	*07/01/2024 to 07/01/2025*
	Ironshore Indemnity Inc.	*IA7NAB0949005*	*$5,000,000 Part of $50,000,000 Excess of $100,000,000*	*07/01/2024 to 07/01/2025*
	Freedom Specialty Insurance Company	*XMF2400059*	*$10,000,000 Part of $50,000,000 Excess of $100,000,000*	*07/01/2024 to 07/01/2025*
	Twin City Fire Insurance Co.	*08 DA 0252127 24*	*$10,000,000 Part of $50,000,000 Excess of $100,000,000*	*07/01/2024 to 07/01/2025*
	U.S. Specialty Insurance Company	*24-MGU-24-A58943*	*$8,000,000 Part of $50,000,000 Excess of $100,000,000*	*07/01/2024 to 07/01/2025*
	Everest National Insurance Company	*FL5EX00305-241*	*$7,000,000 Part of $50,000,000 Excess of $100,000,000*	*07/01/2024 to 07/01/2025*
*	*Liberty Specialty Markets Agency Limited*	*LSMAFL473346A*	*$2,500,000 Part of $25,000,000 Excess of $150,000,000*	*07/01/2024 to 07/01/2025*
*	*Arch Reinsurance Ltd*	*BFI0070461-00*	*$2,500,000 Part of $25,000,000 Excess of $150,000,000*	*07/01/2024 to 07/01/2025*
*	*Allianz Global Risks US Insurance Company*	*USF05426324*	*$2,500,000 Part of $25,000,000 Excess of $150,000,000*	*07/01/2024 to 07/01/2025*
*	*Freedom Specialty Insurance Company*	*XMF2410840*	*$2,500,000 Part of $25,000,000 Excess of $150,000,000*	*07/01/2024 to 07/01/2025*
*	*Old Republic Professional Liability, Inc.*	*ORPRO 12 105161*	*$2,500,000 Part of $25,000,000 Excess of $150,000,000*	*07/01/2024 to 07/01/2025*

1240138

*	*Endurance American Insurance Company*	*FIX30063540100*	*$2,500,000 Part of $25,000,000 Excess of $150,000,000*	*07/01/2024 to 07/01/2025*
*	*Twin City Fire Insurance Co.*	*08 DC 0665817-24*	*$5,000,000 Part of $25,000,000 Excess of $150,000,000*	*07/01/2024 to 07/01/2025*
*	*Berkley Insurance Company - US*	*BPRO8116258*	*$5,000,000 Part of $25,000,000 Excess of $150,000,000*	*07/01/2024 to 07/01/2025*
	Chubb Bermuda Insurance Ltd.	*10154-017-A*	*$10,000,000 Excess of $175,000,000*	*07/01/2024 to 07/01/2025*
	American International Reinsurance Company, Ltd.	*33089991*	*$15,000,000 Excess of $185,000,000*	*07/01/2024 to 07/01/2025*
	Berkshire Hathaway Specialty Insurance Company	*47-EPF-329660-02*	*$10,000,000 Excess of $200,000,000*	*07/01/2024 to 07/01/2025*
	Markel Bermuda Limited	*MKLB25GPL0005620*	*$10,000,000 Excess of $210,000,000*	*07/01/2024 to 07/01/2025*
	RLI Insurance Company	*EPG0032820*	*$10,000,000 Excess of $220,000,000*	*07/01/2024 to 07/01/2025*

2. To delete the Definition of "**Followed Policy**" and replace it with the following:

"**Followed Policy**" means the policy in the Schedule with an "*" at the beginning of its row, but only with respect to the following **Followed Coverage Section(s)**: ALL

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

1240138

ENDORSEMENT# 1

This endorsement, effective at 12:01 AM July 1, 2024 forms a part of
Policy number 01-347-75-63
Issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS C/O FMR LLC

By: National Union Fire Insurance Company of Pittsburgh, Pa.

Product Name: Excess Edge

INSURING AGREEMENT AMENDATORY ENDORSEMENT
COVERED AMOUNTS REPLACED WITH LOSS

In consideration of the premium charged, it is hereby understood and agreed that the *INSURING AGREEMENT* Clause is deleted in its entirety and replaced with the following:

INSURING AGREEMENT

This policy shall provide coverage in accordance with the same terms, conditions and limitations of the **Followed Policy**, as modified by and subject to the terms, conditions and limitations of this policy.

The **Insurer's** obligations under this policy for any covered **Loss** attach to the **Insurer** only after the **Total Underlying Limits** have been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of **Loss** under the **Underlying Policies**. This policy shall continue in force as primary insurance only upon the exhaustion of the **Total Underlying Limits** by reason of such payments and satisfaction of any applicable retention. This policy shall recognize erosion of an **Underlying Limit** of an **Underlying Policy** through payments by others of **Loss** under that **Underlying Policy**. The risk of uncollectability of any part of the **Total Underlying Limits**, for any reason, is expressly retained by the **Policyholder** and any insureds, and is not insured under this policy or assumed by the **Insurer**.

"**Loss**" shall have the same meaning in this policy as such term is defined in the **Followed Policy.**

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

END 001

ENDORSEMENT# 2

This endorsement, effective at 12:01 AM July 1, 2024 forms a part of
Policy number 01-347-75-63
Issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS C/O FMR LLC

By: National Union Fire Insurance Company of Pittsburgh, Pa.
Product Name: Excess Edge

RELIANCE CLAUSE AMENDED
(FOLLOW SEVERABILITY, RESCISSION OR VOIDANCE TERMS)

In consideration of the premium charged, it is hereby understood and agreed that the *RELIANCE* Clause is amended by adding the following to the end thereof:

> Notwithstanding the foregoing, this policy shall follow any provisions in the **Followed Policy** regarding: (i) the reliance upon or severability of the statements, representations or warranties of any **Insured** and (ii) rescission or voidance of the **Followed Policy.**

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT# 3

This endorsement, effective at 12:01 AM July 1, 2024 forms a part of
Policy number 01-347-75-63
Issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS C/O FMR LLC

By: National Union Fire Insurance Company of Pittsburgh, Pa.

Product Name: Excess Edge

RIGHTS CLAUSE AMENDED
(SEVERABILITY - FAILURE OF INSURED PERSON)

This endorsement modifies insurance provided under the following:

EXCESS EDGE

In consideration of the premium charged, it is hereby understood and agreed that the *RIGHTS* Clause is amended to include the following at the end thereof:

> The failure of any insured person to give the **Insurer** cooperation and information as required in the preceding paragraph shall not impair the rights of any other insured person under this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

END 003

ENDORSEMENT# 4

This endorsement, effective at 12:01 AM July 1, 2024 forms a part of
Policy number 01-347-75-63
Issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS C/O FMR LLC

By: National Union Fire Insurance Company of Pittsburgh, Pa.

Product Name: Excess Edge

ECONOMIC SANCTIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

Coverage shall only be provided and payment of loss under this policy shall only be made in full compliance with enforceable United Nations economic and trade sanctions and the trade and economic sanction laws or regulations of the European Union and the United States of America, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

END 004

ENDORSEMENT# 5

This endorsement, effective at 12:01 AM July 1, 2024 forms a part of
Policy number 01-347-75-63
Issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS C/O FMR LLC

By: National Union Fire Insurance Company of Pittsburgh, Pa.

Product Name: Excess Edge

FEDERAL SHARE OF COMPENSATION UNDER TRIA AND CAP ON LOSSES ENDORSEMENT

This endorsement modifies insurance provided by this Policy:

DISCLOSURE

You should know that where coverage is provided by this Policy for losses resulting from "Certified Acts of Terrorism" (as defined by Section 102 (1) of United States Terrorism Risk Insurance Act), such losses may be partially reimbursed by the United States Government under a formula established by federal law. However, your Policy may contain other exclusions which might affect your coverage such as, an exclusion for nuclear events. Under the formula, the United States Government generally reimburses 85% through 2015; 84% beginning on January 1, 2016; 83% beginning on January 1, 2017; 82% beginning January 1, 2018; 81% beginning January 1, 2019 and 80% beginning on January 1, 2020, of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage.

You should also know that the Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits United States Government reimbursement as well as insurers' liability for losses resulting from "Certified Acts of Terrorism" when the amount of such losses in any one calendar year exceeds $100 billion. If the aggregate insured losses for all insurers exceed $100 billion in a calendar year and if we have met our insurer deductible, we are not liable for the payment of any portion of the amount of such losses that exceeds $100 billion; and for aggregate insured losses up to $100 billion, we will only pay a pro rata share of such insured losses as determined by the Secretary of the Treasury.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

END 005

ENDORSEMENT# *6*

This endorsement, effective *12:01 AM* *July 1, 2024* forms a part of
policy number *01-347-75-63*
issued to *FIDELITY EQUITY AND HIGH INCOME FUNDS C/O FMR LLC*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
103224	02/10	EXCESS DEC AND POLICY - ADMITTED
96556	01/15	TRIA DEC DISCLOSURE FORM
103496	11/09	SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM
117455	03/14	INSURING AGMT AMENDATORY (COVERED AMOUNTS REPLACED WITH LOSS)
120234	08/15	RELIANCE CLAUSE AMENDED (FOLLOW SEVERABILITY RESCISSION OR VOIDANCE TERMS)
115891	10/13	RIGHTS CLAUSE AMENDED (SEVERABILITY - FAILURE OF INSURED PERSON)
119679	09/15	ECONOMIC SANCTIONS ENDORSEMENT
125595	03/17	FEDERAL SHARE OF COMPENSATION UNDER TRIA AND CAP ON LOSSES ENDORSEMENT
78859	10/01	FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

AIG

CLAIM REPORTING FORM

Issuing Company: National Union Fire Insurance Company of Pittsburgh, Pa.

Reported under Policy/Bond Number: 01-347-75-63 Date: ______________

Type of Coverage: D&O _____ E&O _____ Fidelity _____ (complete the Fidelity Supplemental on the next page)

Insured's Name, as given on Policy Declarations (Face Page):

FIDELITY EQUITY AND HIGH INCOME FUNDS C/O FMR LLC

Contact Person: ______________

Title: ______________

Phone: (______) ______ - ______ Ext ______

eMail: ______________ @ ______________

Case or Claimant Name: ______________

If the party involved is different from "Insured" Name (as given on Policy Declarations) state relationship:

____

Insurance Broker/Agent: WILLIS TOWERS WATSON NORTHEAST INC

Address: 75 ARLINGTON STREET, FLOOR 10

Address: BOSTON, MA 02116

Contact: MARY COUGHLIN Phone: ______________

eMail: MARY.COUGHLIN@WILLISTOWERSWATSON.COM

Send Notice of Claims to:

AIG
Financial Lines Claims
P.O. Box 25947
Shawnee Mission, KS 66225

Phone: (888) 602- 5246
Fax: (866) 227- 1750
Email: c- Claim@AIG.com

CLAIM REPORTING FORM
FIDELITY SUPPLEMENTAL

(Only complete this supplemental if the Claim is being reported under Fidelity Coverage)

Issuing Company: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Reported under Policy/Bond Number: 01-347-75-63

Date of Discovery: ____________ Estimated Amount of loss: ____________

Cause of Loss:

Employee Dishonesty	______	Computer Fraud	______
Funds Transfer	______	Robbery/Burglary	______
ID Theft	______	Forgery	______
Client Property	______	In Transit	______
ERISA	______	Credit Card Forgery	______
Other	______	if Other, describe:	____________

Send Notice Of Claims To:

AIG
Financial Lines Claims
P.O. Box 25947
Shawnee Mission, KS 66225

Phone: (888) 602-5246
Fax: (866) 227-1750
Email: c-Claim@AIG.com

AXA XL - Professional Insurance
100 Constitution Plaza, 17th Floor,
Hartford, CT 06103
Phone 860-246-1863, Fax 860-246-1899

August 16, 2024

Mary Coughlin
Willis Towers Watson Northeast Inc
75 Arlington Street
Floor 10
Boston, MA 02116

Re: Fidelity Equity and High Income Funds
Excess IDL Policy

Dear Mary,

Enclosed, please find the policy for **Fidelity Equity and High Income Funds**. Thank you for choosing XL Insurance. Please call if you have any questions or concerns.

Sincerely,

Bill Caporale

mk

Policy Number:	**ELU197862-24**
Renewal of Number:	ELU190960-23

XL Specialty Insurance Company
(Hereafter called the Insurer)

EXCESS POLICY DECLARATIONS

Executive Offices:
70 Seaview Avenue
Stamford, CT 06902-6040
Telephone 877-953-2636

Regulatory Office:
505 Eagleview Blvd., Ste. 100
Exton, PA 19341-1120
Telephone: 800-327-1414

THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

Item 1. **Name and Mailing Address of Insured Entity:**

Fidelity Equity and High Income Funds
c/o FMR LLC, 88 Black Falcon
First Floor East Side Suite167
Boston, MA 02210

The Insured Entity will be the sole agent for and will act on behalf of the Insured with respect to all matters under this Policy.

Item 2. **Policy Period:** **From:** July 01, 2024 **To:** July 01, 2025

At 12:01AM Standard Time at your Mailing Address Shown Above

Item 3. **Limit of Liability:**

$15,000,000 Aggregate each **Policy Period** (including Defense **Expenses**)

Item 4. **Schedule of Underlying Insurance:**

		Insurer	**Policy No**	**Limit of Liability**
(a)	Primary Policy	Chubb Bermuda Insurance Ltd.	10154-017-A	$10,000,000
(b)	Underlying Excess Policy	American International Reinsurance Company, Ltd	33089991	$15,000,000
		Berkshire Hathaway Specialty Insurance Company	47-EPF-329660-02	$10,000,000
		Markel Bermuda Limited	MKLB25GPL0005620	$10,000,000
		RLI Insurance Company	EPG0032820	$10,000,000
		National Union Fire Insurance Company of Pittsburgh PA	01-347-75-63	$10,000,000

Item 5. **Notices required to be given to the Insurer must be addressed to:**

XL Professional Insurance
100 Constitution Plaza, 13th Floor
Hartford, CT 06103
by electronic mail (email) to: proclaimnewnotices@axaxl.com.
Toll Free Telephone: 877-953-2636

Item 6.	**Premium:**	
	Taxes, Surcharges or Fees:	$0.00
	Total Policy Premium:	$137,650.00

Item 7. **Policy Forms and Endorsements Attached at Issuance:**

XS 71 00 05 14   XS 80 224 11 21   XS 80 07 12 14   Manuscript 1783 07 05   XS 80 10 01 15
XS 80 67 04 16   Manuscript 18910 02 16

THESE **DECLARATIONS** AND THE POLICY, WITH THE ENDORSEMENTS, ATTACHMENTS, AND THE **APPLICATION** SHALL CONSTITUTE THE ENTIRE AGREEMENT BETWEEN THE INSURER AND THE **INSURED** RELATING TO THIS INSURANCE.

IN WITNESS

XL SPECIALTY INSURANCE COMPANY

REGULATORY OFFICE
505 EAGLEVIEW BOULEVARD, SUITE 100
DEPARTMENT: REGULATORY
EXTON, PA 19341-1120
PHONE: 800-688-1840

It is hereby agreed and understood that the following In Witness Clause supercedes any and all other In Witness clauses in this policy.

All other provisions remain unchanged.

IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.



Lucy Pilko
President



Toni Ann Perkins
Secretary

POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM
INSURANCE COVERAGE

Coverage for acts of terrorism is included in your policy. You are hereby notified that the Terrorism Risk Insurance Act, as amended in 2019, defines an act of terrorism in Section 102(1) of the Act: The term "act of terrorism" means any act or acts that are certified by the Secretary of the Treasury - in consultation with the Secretary of Homeland Security, and the Attorney General of the United States —to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion. Under your coverage, any losses resulting from certified acts of terrorism may be partially reimbursed by the United States Government under a formula established by the Terrorism Risk Insurance Act, as amended. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States Government generally reimburses 80% beginning on January 1, 2020, of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers' liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The portion of your annual premium that is attributable to coverage for acts of terrorism is $waived, and does not include any charges for the portion of losses covered by the United States government under the Act.

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Policyholder Notice provides information concerning possible impact on your insurance coverage due to the impact of U.S. Trade Sanctions[1]. Please read this Policyholder Notice carefully.

In accordance with the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") regulations, or any other U.S. Trade Sanctions applied by any regulatory body, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law, is a Specially Designated National and Blocked Person ("SDN"), or is owned or controlled by an SDN, this insurance will be considered a blocked or frozen contract. When an insurance policy is considered to be such a blocked or frozen contract, neither payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

[1] "U.S Trade Sanctions" may be promulgated by Executive Order, act of Congress, regulations from the U.S. Departments of State, Treasury, or Commerce, regulations from the State Insurance Departments, etc.

PRIVACY POLICY

The AXA XL insurance group (the "Companies"), believes personal information that we collect about our customers, potential customers, and proposed insureds (referred to collectively in this Privacy Policy as "customers") must be treated with the highest degree of confidentiality. For this reason and in compliance with the Title V of the Gramm-Leach-Bliley Act ("GLBA"), we have developed a Privacy Policy that applies to all of our companies. For purposes of our Privacy Policy, the term "personal information" includes all information we obtain about a customer and maintain in a personally identifiable way. In order to assure the confidentiality of the personal information we collect and in order to comply with applicable laws, all individuals with access to personal information about our customers are required to follow this policy.

Our Privacy Promise

Your privacy and the confidentiality of your business records are important to us. Information and the analysis of information is essential to the business of insurance and critical to our ability to provide to you excellent, cost-effective service and products. We understand that gaining and keeping your trust depends upon the security and integrity of our records concerning you. Accordingly, we promise that:

1. We will follow strict standards of security and confidentiality to protect any information you share with us or information that we receive about you;
2. We will verify and exchange information regarding your credit and financial status only for the purposes of underwriting, policy administration, or risk management and only with reputable references and clearinghouse services;
3. We will not collect and use information about you and your business other than the minimum amount of information necessary to advise you about and deliver to you excellent service and products and to administer our business;
4. We will train our employees to handle information about you or your business in a secure and confidential manner and only permit employees authorized to use such information to have access to such information;
5. We will not disclose information about you or your business to any organization outside the XL Catlin insurance group of Companies or to third party service providers unless we disclose to you our intent to do so or we are required to do so by law;
6. We will not disclose medical information about you, your employees, or any claimants under any policy of insurance, unless you provide us with written authorization to do so, or unless the disclosure is for any specific business exception provided in the law;
7. We will attempt, with your help, to keep our records regarding you and your business complete and accurate, and will advise you how and where to access your account information (unless prohibited by law), and will advise you how to correct errors or make changes to that information; and
8. We will audit and assess our operations, personnel and third party service providers to assure that your privacy is respected.

Collection and Sources of Information

We collect from a customer or potential customer only the personal information that is necessary for (a) determining eligibility for the product or service sought by the customer, (b) administering the product or service obtained, and (c) advising the customer about our products and services. The information we collect generally comes from the following sources:

- Submission – During the submission process, you provide us with information about you and your business, such as your name, address, phone number, e-mail address, and other types of personal identification information;
- Quotes – We collect information to enable us to determine your eligibility for the particular insurance product and to determine the cost of such insurance to you. The information we collect will vary with the type of insurance you seek;

- Transactions – We will maintain records of all transactions with us, our affiliates, and our third party service providers, including your insurance coverage selections, premiums, billing and payment information, claims history, and other information related to your account;
- Claims – If you obtain insurance from us, we will maintain records related to any claims that may be made under your policies. The investigation of a claim necessarily involves collection of a broad range of information about many issues, some of which does not directly involve you. We will share with you any facts that we collect about your claim unless we are prohibited by law from doing so. The process of claim investigation, evaluation, and settlement also involves, however, the collection of advice, opinions, and comments from many people, including attorneys and experts, to aid the claim specialist in determining how best to handle your claim. In order to protect the legal and transactional confidentiality and privileges associated with such opinions, comments and advice, we will not disclose this information to you; and
- Credit and Financial Reports – We may receive information about you and your business regarding your credit. We use this information to verify information you provide during the submission and quote processes and to help underwrite and provide to you the most accurate and cost-effective insurance quote we can provide.

Retention and Correction of Personal Information

We retain personal information only as long as required by our business practices and applicable law. If we become aware that an item of personal information may be materially inaccurate, we will make reasonable effort to re-verify its accuracy and correct any error as appropriate.

Storage of Personal Information

We have in place safeguards to protect data and paper files containing personal information.

Sharing/Disclosing of Personal Information

We maintain procedures to assure that we do not share personal information with an unaffiliated third party for marketing purposes unless such sharing is permitted by law. Personal information may be disclosed to an unaffiliated third party for necessary servicing of the product or service or for other normal business transactions as permitted by law.

We do not disclose personal information to an unaffiliated third party for servicing purposes or joint marketing purposes unless a contract containing a confidentiality/non-disclosure provision has been signed by us and the third party. Unless a consumer consents, we do not disclose "consumer credit report" type information obtained from an application or a credit report regarding a customer who applies for a financial product to any unaffiliated third party for the purpose of serving as a factor in establishing a consumer's eligibility for credit, insurance or employment. "Consumer credit report type information" means such things as net worth, credit worthiness, lifestyle information (piloting, skydiving, etc.) solvency, etc. We also do not disclose to any unaffiliated third party a policy or account number for use in marketing. We may share with our affiliated companies information that relates to our experience and transactions with the customer.

Policy for Personal Information Relating to Nonpublic Personal Health Information

We do not disclose nonpublic personal health information about a customer unless an authorization is obtained from the customer whose nonpublic personal information is sought to be disclosed. However, an authorization shall not be prohibited, restricted or required for the disclosure of certain insurance functions, including, but not limited to, claims administration, claims adjustment and management, detection, investigation or reporting of actual or potential fraud, misrepresentation or criminal activity, underwriting, policy placement or issuance, loss control and/or auditing.

Access to Your Information

Our employees, employees of our affiliated companies, and third party service providers will have access to information we collect about you and your business as is necessary to effect transactions with you. We may also disclose information about you to the following categories of person or entities:

- Your independent insurance agent or broker;
- An independent claim adjuster or investigator, or an attorney or expert involved in the claim;
- Persons or organizations that conduct scientific studies, including actuaries and accountants;
- An insurance support organization;
- Another insurer if to prevent fraud or to properly underwrite a risk;
- A state insurance department or other governmental agency, if required by federal, state or local laws; or
- Any persons entitled to receive information as ordered by a summons, court order, search warrant, or subpoena.

Violation of the Privacy Policy

Any person violating the Privacy Policy will be subject to discipline, up to and including termination.

For more information or to address questions regarding this privacy statement, please contact your broker.

FRAUD NOTICE

Alabama	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or who knowingly presents false information in an application for insurance is guilty of a crime and may be subject to restitution fines or confinement in prison, or any combination thereof.
Arkansas	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
California	For your protection California law requires the following to appear on this form: Any person who knowingly presents false or fraudulent information to obtain or amend insurance coverage or to make a claim for the payment of a loss is guilty of a crime and may be subject to fines and confinement in state prison.
Colorado	**It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance, and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policyholder or claimant for the purpose of defrauding or attempting to defraud the policyholder or claimant with regard to a settlement or award payable from insurance proceeds shall be reported to the Colorado Division of Insurance within the Department of Regulatory Agencies.**
District of Columbia	**WARNING**: It is a crime to provide false or misleading information to an insurer for the purpose of defrauding the insurer or any other person. Penalties include imprisonment and/or fines. In addition, an insurer may deny insurance benefits if false information materially related to a claim was provided by the applicant.
Florida	Any person who knowingly and with intent to injure, defraud, or deceive any insurer files a statement of claim or an application containing any false, incomplete, or misleading information is guilty of a felony of the third degree.
Kansas	A "fraudulent insurance act" means an act committed by any person who, knowingly and with intent to defraud, presents, causes to be presented or prepares with knowledge or belief that it will be presented to or by an insurer, purported insurer, broker or any agent thereof, any written, electronic, electronic impulse, facsimile, magnetic, oral, or telephonic communication or statement as part of, or in support of, an application for the issuance of, or the rating of an insurance policy for personal or commercial insurance, or a claim for payment or other benefit pursuant to an insurance policy for commercial or personal insurance that such person knows to contain materially false information concerning any fact material thereto; or conceals, for the purpose of misleading, information concerning any fact material thereto.
Kentucky	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any materially false information or conceals, for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime.
Louisiana	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Maine	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines, or denial of insurance benefits.
Maryland	Any person who knowingly or willfully presents a false or fraudulent claim for payment of a loss or benefit or who knowingly or willfully presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
New Jersey	Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties.

New Mexico	ANY PERSON WHO KNOWINGLY PRESENTS A FALSE OR FRAUDULENT CLAIM FOR PAYMENT OF A LOSS OR BENEFIT OR KNOWINGLY PRESENTS FALSE INFORMATION IN AN APPLICATION FOR INSURANCE IS GUILTY OF A CRIME AND MAY BE SUBJECT TO CIVIL FINES AND CRIMINAL PENALTIES.
New York	**General: All applications for commercial insurance, other than automobile insurance:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each such violation. **All applications for automobile insurance and all claim forms**: Any person who knowingly makes or knowingly assists, abets, solicits or conspires with another to make a false report of the theft, destruction, damage or conversion of any motor vehicle to a law enforcement agency, the department of motor vehicles or an insurance company, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the value of the subject motor vehicle or stated claim for each violation. **Fire**: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime. The proposed insured affirms that the foregoing information is true and agrees that these applications shall constitute a part of any policy issued whether attached or not and that any willful concealment or misrepresentation of a material fact or circumstances shall be grounds to rescind the insurance policy.
Ohio	Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud.
Oklahoma	**WARNING**: Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for the proceeds of an insurance policy containing any false, incomplete or misleading information is guilty of a felony. **WARNING: All Workers Compensation Insurance**: Any person or entity who makes any material false statement or representation, who willfully and knowingly omits or conceals any material information, or who employs any device, scheme, or artifice, or who aids and abets any person for the purpose of: 1. obtaining any benefit or payment, 2. increasing any claim for benefit or payment, or 3. obtaining workers' compensation coverage under the Administrative Workers' Compensation Act, shall be guilty of a felony punishable pursuant to Section 1663 of Title 21 of the Oklahoma Statutes.

Pennsylvania	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties. **Automobile Insurance**: Any person who knowingly and with intent to injure or defraud any insurer files an application or claim containing any false, incomplete or misleading information shall, upon conviction, be subject to imprisonment for up to seven years and the payment of a fine of up to $15,000.
Puerto Rico	**Any person who knowingly and with the intention of defrauding presents false information in an insurance application, or presents, helps, or causes the presentation of a fraudulent claim for the payment of a loss or any other benefit, or presents more than one claim for the same damage or loss, shall incur a felony and, upon conviction, shall be sanctioned for each violation by a fine of not less than five thousand dollars ($5,000) and not more than ten thousand dollars ($10,000), or a fixed term of imprisonment for three (3) years, or both penalties. Should aggravating circumstances [be] present, the penalty thus established may be increased to a maximum of five (5) years, if extenuating circumstances are present, it may be reduced to a minimum of two (2) years.**
Rhode Island	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Tennessee	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits. **Workers' Compensation:** It is a crime to knowingly provide false, incomplete or misleading information to any party to a workers' compensation transaction for the purpose of committing fraud. Penalties include imprisonment, fines and denial of insurance benefits.
Utah	**Workers' Compensation**: Any person who knowingly presents false or fraudulent underwriting information, files or causes to be filed a false or fraudulent claim for disability compensation or medical benefits, or submits a false or fraudulent report or billing for health care fees or other professional services is guilty of a crime and may be subject to fines and confinement in state prison.
Virginia	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
Washington	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
West Virginia	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
All Other States	Any person who knowingly and willfully presents false information in an application for insurance may be guilty of insurance fraud and subject to fines and confinement in prison. (In Oregon, the aforementioned actions may constitute a fraudulent insurance act which may be a crime and may subject the person to penalties).

Endorsement No.: 1
Named Insured: Fidelity Equity and High Income Funds
Policy No.: ELU197862-24
Policy Form: EXCESS POLICY

Effective: July 01, 2024
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

EXCESS TERRORISM ENDORSEMENT

In consideration of the premium charged, it is understood and agreed that any endorsement of the Underlying Insurance which specifically precludes coverage for an "insured loss" resulting from an "act of terrorism" (as such terms are defined in the Terrorism Risk Insurance Program Reauthorization Act of 2019) which would otherwise be provided coverage under the Underlying Insurance shall be inapplicable to this Policy (any such endorsement, a "Terrorism Endorsement"). Subject to all other terms, conditions and limitations of the Policy and the Underlying Insurance, other than the Terrorism Endorsement, coverage for acts of terrorism is included in this Policy as set forth in the Policy Holder Notice of Terrorism Insurance Coverage notice to this Policy. In any event, coverage hereunder will attach only after all of the Underlying Insurance has been exhausted by the actual payment of loss by the applicable insurers thereunder, regardless of whether any such Terrorism Endorsement is included in any Underlying Insurance. The Insurer will not be liable under this Policy to any earlier degree than the Insurer would have had this Endorsement not been a part of this Policy.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 2
Named Insured: Fidelity Equity and High Income Funds
Policy No.: ELU197862-24

Effective: July 01, 2024
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

EXCESS ENDORSEMENT

In consideration of the premium charged:

(1) It is understood and agreed that the Limit of Liability for this Policy as set forth in Item 3 of the Declarations is the maximum amount payable, including Defense Expenses, by the Insurer under this Policy. Any provision of the Underlying Insurance indicating any ability or right to any reinstatement of such policy's limit of liability shall be inapplicable to this Policy, including any provision indicating a reinstatement of such policy's limit of liability during any extended discovery or reporting period. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

(2) It is understood and agreed that the Insurer is under no obligation to renew this Policy upon its expiration. Any provision of the Underlying Insurance indicating any automatic renewal of this Policy shall be inapplicable to this Policy. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 3
Named Insured: Fidelity Equity and High Income Funds
Policy No.: ELU197862-24

Effective: July 01, 2024
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

FIDELITY FUNDS ENDORSEMENT

In consideration of the premium charged, it is understood and agreed that in the event there is an inconsistency between the language of this Policy and the language of the Primary Policy, then the language of the Primary Policy shall prevail, with the exception of the following provisions of the Primary Policy:

a) Items: III. LIMITS OF LIABILITY; IV. PREMIUM; VI. NOTICE TO INSURER; and VII. SCHEDULE OF UNDERLYING DIRECTORS AND OFFICERS INSURANCE of the Declarations

b) Clause 2. DEFINITIONS, Definitions (g) “Insurer”; (h) “Limit of Liability”; (l) “Policy”; and (p) “Underlying Insurance.”

c) Clause 5. ARBITRATION

And further, with respect to such language, Insurer shall mean XL Specialty Insurance Company. “Followed Policy” means: Excess and Difference-In-Conditions Insurance Policy No.: 10154-016-A, Issued by: Chubb Bermuda Insurance Ltd. to Fidelity Equity and High Income Funds for the Policy Period July 01, 2023 to July 01, 2024.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 4
Named Insured: Fidelity Equity and High Income Funds
Policy No.: ELU197862-24

Effective: July 01, 2024
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

AMEND SECTION V ENDORSEMENT

In consideration of the premium charged, Section V. Notice, Alteration, and Termination (C) of the Policy is deleted in its entirety.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 5
Named Insured: Fidelity Equity and High Income Funds
Policy No.: ELU197862-24
Policy Form: EXCESS POLICY

Effective: July 01, 2024
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

AMEND RIGHTS AND CLAIM PARTICIPATION ENDORSEMENT

In consideration of the premium charged, Section III Rights and Claim Participation of the Policy is amended to read in its entirety as follows:

"III. Rights and Claim Participation

The Insurer shall have the same rights, privileges and protections afforded to the insurer(s) of the Underlying Insurance and may, at its sole discretion, elect to participate in the investigation, settlement and/or defense of any claim against the insureds that appears to be reasonably likely to involve this Policy, even if the Underlying Insurance has not been exhausted. The insureds will provide such information and cooperation as is reasonably requested. The insureds shall not do anything that prejudices the Insurer's position or potential rights of recovery, including, but not limited to, terminating any Underlying Insurance. The failure of any insured to give the insurer cooperation and information as requested shall not impair the rights of any other insured under this Policy."

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 6
Named Insured: Fidelity Equity and High Income Funds
Policy No.: ELU197862-24
Policy Form: EXCESS POLICY

Effective: July 01, 2024
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

AMEND SECTIONS I AND II ENDORSEMENT

In consideration of the premium charged, Sections I and II of the Policy are amended to read in thier entirety as follows:

"I. INSURING AGREEMENT

The Insurer will provide coverage excess of the Underlying Insurance stated in ITEM 4 of the Declarations. Coverage hereunder will apply in conformance with the terms, conditions, endorsements and warranties of the Primary Policy stated in ITEM 4 (A) of the Declarations. The coverage hereunder will attach only after all of the Underlying Insurance has been exhausted by the actual payment of Loss (as such term is defined in the Primary Policy) under the Underlying Insurance by the applicable insurers thereunder or by any other source. To the extent that any terms, conditions, and endorsements of the Policy may be inconsistent with any terms, conditions, and endorsements of the Primary Policy, the terms, conditions, and endorsements of this Policy shall govern.

II. DEPLETION OF UNDERLYING LIMITS OF LIABILITY

The coverage hereunder shall attach only after the limits of all Underlying Insurance have been exhausted by payment of Loss (as such term is defined in the Primary Policy). Subject to the terms, conditions, and endorsements of this Policy and the Underlying Insurance, this Policy will continue to apply to Loss (as such term is defined in the Primary Policy) as primary insurance in the event of the exhaustion of all of the limits of liability of such Underlying Insurance as the result of the actual payment of Loss (as such term is defined in the Primary Policy) by the applicable insurer thereunder or by any other source. Any risk of uncollectibility with respect to the Underlying Insurance will be expressly retained by the insureds and will not be assumed by the Insurer."

All other terms, conditions and limitations of this Policy shall remain unchanged.

EXCESS POLICY COVERAGE FORM

THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

In consideration of the payment of the premium and in reliance on all statements made and information furnished to the Insurer identified in the Declarations (the Insurer) and to the issuer(s) of the Underlying Insurance, the Insurer and the insureds agree as follows:

I. INSURING AGREEMENT

The Insurer will provide coverage excess of the Underlying Insurance stated in ITEM 4 of the Declarations. Coverage hereunder will apply in conformance with the terms, conditions, endorsements and warranties of both the Primary Policy stated in ITEM 4 (A) of the Declarations and of any other Underlying Excess Policy stated in ITEM 4 (B) of the Declarations. The coverage hereunder will attach only after all of the Underlying Insurance has been exhausted by the actual payment of covered amounts under the Underlying Insurance by the applicable insurers thereunder or by any other source. To the extent that any terms, conditions, and endorsements of the Policy may be inconsistent with any terms, conditions, and endorsements of the Underlying Insurance, the terms, conditions, and endorsements of this Policy shall govern.

II. DEPLETION OF UNDERLYING LIMITS OF LIABILITY

The coverage hereunder shall attach only after the limits of all Underlying Insurance have been exhausted by payment of covered amounts. Subject to the terms, conditions, and endorsements of this Policy and the Underlying Insurance, this Policy will continue to apply to covered amounts as primary insurance in the event of the exhaustion of all of the limits of liability of such Underlying Insurance as the result of the actual payment of covered amounts by the applicable insurer thereunder or by any other source. Any risk of uncollectibility with respect to the Underlying Insurance will be expressly retained by the insureds and will not be assumed by the Insurer.

III. RIGHTS AND CLAIM PARTICIPATION

The Insurer shall have the same rights, privileges and protections afforded to the insurer(s) of the Underlying Insurance and may, at its sole discretion, elect to participate in the investigation, settlement and/or defense of any claim against the insureds even if the Underlying Insurance has not been exhausted. The insureds will provide such information and cooperation as is reasonably requested. The insureds shall not do anything that prejudices the Insurer's position or potential rights of recovery, including, but not limited to, terminating any Underlying Insurance.

IV. LIMIT OF LIABILITY

The amount stated in ITEM 3 of the Declarations is the limit of liability of the Insurer and shall be the maximum amount payable, including defense expenses, by the Insurer under this Policy. Defense expenses are part of and not in addition to the limit of liability and the payment of such will reduce the limit of liability.

V. NOTICE, ALTERATION, AND TERMINATION

(A) Where the Underlying Insurance permits or requires notice to the Insurer, the insureds shall have the same obligations and rights to notify the Insurer under this Policy. All notices required under the Underlying Insurance policies and this Policy shall be sent to the address set forth in ITEM (5) of the Declarations: Attention Claim Department or by electronic mail to: proclaimnewnotices@xlgroup.com. Notice given to any underlying insurer will not be deemed notice to the Insurer.

(B) No change in or modification of this Policy shall be effective unless made by endorsement. In the event of a change of any kind to any Underlying Insurance that broadens or expands coverage, this Policy will become subject to such change only if and to the extent that the Insurer consents to such change in writing and the insured pays any additional premium that may be required by the Insurer.

(C) This Policy will terminate immediately upon the termination of any of the Underlying Insurance, whether cancelled by the insured or the applicable insurer. Notice of cancellation or non-renewal of any such policies duly given by any of the applicable insurers shall serve as notice of the cancellation or non-renewal of this Policy by the Insurer.

ARCH INSURANCE COMPANY

(A Missouri Corporation)

Home Office Address:
2345 Grand Blvd, Suite 900
Kansas City, MO 64108

Administrative Address:
Harborside 3
210 Hudson Street, Suite 600
Jersey City, NJ 07311-1107
Tel: (866) 413-5550

ARCH ESSENTIAL EXCESS POLICY®

FOLLOW FORM EXCESS LIABILITY INSURANCE POLICY

THIS POLICY APPLIES ONLY TO CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD.

DECLARATIONS

Policy No.: AIX9300018-10

Item 1. Named Insured & Address:
Fidelity Equity and High Income Funds
88 Black Falcon First Floor, East Side, Suite 167, Mailzone V7E
Boston, MA 02210

Item 2. Policy Period:
From: July 1, 2024
To: July 1, 2025
12:01 a.m. local time at the address stated in Item 1

Item 3. Limit of Liability: $4,000,000 Part Of $20,000,000 Excess Of $255,000,000

Item 4. Underlying Insurance:

Primary Policy

Layer:	Insurer:	Policy No.:	Limit of Liability:	Attachment:
	Berkshire Hathaway Specialty Insurance Company	47-EPF-315881-04	$10,000,000	
Underlying Excess Policies				
First Excess	ACE American Insurance Company	G23656280 017	$10,000,000	$10,000,000
Second Excess	National Union Fire Insurance Company of Pittsburgh, Pa.	01-307-65-49	$10,000,000	$20,000,000

Third Excess	ICI Mutual Insurance Company, a Risk Retention Group	87153124D	$10,000,000	$30,000,000
Fourth Excess	Allied World Assurance Company, AG	C014841/014	$10,000,000	$40,000,000
Fifth Excess	QBE Insurance Corporation	130005115	$10,000,000	$50,000,000
Sixth Excess	Travelers Casualty and Surety Company of America	106547114	$10,000,000	$60,000,000
Seventh Excess	Continental Casualty Company	287273571	$10,000,000	$70,000,000
Eighth Excess	Starr Indemnity & Liability Company	1000059076241	$10,000,000	$80,000,000
Ninth Excess	AXIS Insurance Company	P-001-000158031-05	$5,000,000	$90,000,000
Tenth Excess	Zurich American Insurance Company	EOC-0905341-01	$5,000,000	$95,000,000
Eleventh Excess	Mosaic Syndicate Services Limited	13015P24	$5,000,000 Part Of $50,000,000	$100,000,000
	Ironshore Indemnity Inc.	IA7NAB0949005	$5,000,000 Part Of $50,000,000	$100,000,000
	XL Specialty Insurance Company	ELU197863-24	$5,000,000 Part Of $50,000,000	$100,000,000
	Everest National Insurance Company	FL5EX00305-241	$7,000,000 Part Of $50,000,000	$100,000,000
	U.S. Specialty Insurance Company	24-MGU-24-A58943	$8,000,000 Part Of $50,000,000	$100,000,000
	Freedom Specialty Insurance Company	XMF2400059	$10,000,000 Part Of $50,000,000	$100,000,000
	Twin City Fire Insurance Company	08 DA 0252127 24	$10,000,000 Part Of $50,000,000	$100,000,000
Twelfth Excess	Berkley Insurance Company	BPRO8116258	$5,000,000 Part Of $25,000,000	$150,000,000
	Liberty Specialty Markets Bermuda Limited	LSMAFL473346A	$2,500,000 Part Of $25,000,000	$150,000,000
	Twin City Fire Insurance Company	08 DC 0665817-24	$5,000,000 Part Of $25,000,000	$150,000,000
	Allianz Global Risks US Insurance Company	USF05426324	$2,500,000 Part Of $25,000,000	$150,000,000
	Endurance American Insurance Company	FIX30063540100	$2,500,000 Part Of $25,000,000	$150,000,000
	Freedom Specialty Insurance Company	XMF2410840	$2,500,000 Part Of $25,000,000	$150,000,000

	Arch Reinsurance Ltd	BFI0070461-00	$2,500,000 Part Of $25,000,000	$150,000,000
	Old Republic Insurance Company	ORPRO 12 105161	$2,500,000 Part Of $25,000,000	$150,000,000
Thirteenth Excess	Chubb Bermuda Insurance Ltd.	10154-017-A	$10,000,000	$175,000,000
Fourteenth Excess	American International Reinsurance Company, Ltd.	33089991	$15,000,000	$185,000,000
Fifteenth Excess	Berkshire Hathaway Specialty Insurance Company	47-EPF-329660-02	$10,000,000	$200,000,000
Sixteenth Excess	Markel Bermuda Limited	MKLB25GPL0005620	$10,000,000	$210,000,000
Seventeenth Excess	RLI Insurance Company	EPG0032820	$10,000,000	$220,000,000
Eighteenth Excess	National Union Fire Insurance Company of Pittsburgh, Pa.	01-347-75-63	$10,000,000	$230,000,000
Ninteenth Excess	XL Specialty Insurance Company	ELU197862-24	$15,000,000	$240,000,000

Item 5. Extended Reporting Period:

Additional Period	1 Year
Additional Premium	150% Of The Annualized Policy Premium

Item 6. Notices to Insurer:

Notice Of **Claim(s)** To Be Sent To:
Arch Insurance Company
Executive Assurance Claims
1299 Farnam Street, Suite 500
Omaha, NE 68102
P.O. Box 542033
Omaha, NE 68154
Phone: 877 688-ARCH (2724)
Fax: 866 266-3630
E-mail: Claims@ArchInsurance.com

All Other Notices To Be Sent To:
Arch Insurance Company
Executive Assurance Underwriting
Harborside 3
210 Hudson Street, Suite 600
Jersey City, NJ 07311-1107
Tel: (866) 413-5550

Item 7. Policy Premium:		$31,350.00
Taxes, Surcharges and other Assessments, if applicable		$0.00
Premium Attributable to Terrorism Risk Insurance		$0.00
Included In Policy Premium	☒	
In Addition To Policy Premium	☐	

Item 8. Endorsements: See attached schedule of endorsements and notices.

Massachusetts Signature Page

IN WITNESS WHEREOF, Arch Insurance Company has caused this policy to be executed and attested.

Brian D. First	Regan Shulman
President	Secretary

SCHEDULE OF FORMS AND ENDORSEMENTS

NAMED INSURED: Fidelity Equity and High Income Funds	**TERM**: July 01, 2024 to July 01, 2025
POLICY NUMBER: AIX9300018-10	

ENDT. NO.	FORM NO.	TITLE
	05 ML0002 22 06 13	MASSACHUSETTS SIGNATURE PAGE (ARCH INSURANCE)
	00 DOX0204 00 10 09	ARCH ESSENTIAL EXCESS POLICY
1	00 DOX0016 00 03 10	COVERAGE NOT FOLLOWING UNDERLYING TERMS - RECOGNIZING DEPLETION
2	00 DOX0122 00 12 09	QUOTA SHARE PARTICIPATION
3	00 ML0207 00 11 03 (00 ME3307 00 04 15)	FOLLOW FORM LEAD DIC POLICY
4	00 ML0207 00 11 03 (00 ME0761 00 07 10)	FOLLOW FORM ENDORSEMENT (FIDELITY EQUITY FUNDS)
5	00 ML0207 00 11 03 (00 ME3044 00 11 13)	AMEND EXHAUSTION OF THE UNDERLYING LIMIT BY OR ON BEHALF OF THE INSUREDS
6	00 ML0207 00 11 03 (00 ME3849 00 07 16)	AMEND SECTION 5. DUTIES IN THE EVENT OF A CLAIM COOPERATION SEVERABILITY
7	00 MLE0002 22 10 04	MASSACHUSETTS AMENDATORY ENDORSEMENT
	00 ML0065 00 06 07	U.S. TREASURY DEPARTMENT S OFFICE OF FOREIGN ASSETS CONTROL (OFAC)
	00 MLT0027 22 12 19	MASSACHUSETTS TERRORISM COVERAGE DISCLOSURE NOTICE

ARCH ESSENTIAL EXCESS®

FOLLOW FORM EXCESS LIABILITY INSURANCE POLICY

In consideration of the payment of the premium and in reliance upon the **Application**, the Insurer specified in the Declarations (the **"Insurer"**) and the **Insureds** agree as follows:

1. INSURING AGREEMENT

This Policy provides excess coverage after exhaustion of the **Underlying Limit**. Except as otherwise provided in this Policy, coverage under this Policy shall follow form to, and apply in conformance with, the provisions of the **Primary Policy** as of the inception of this Policy. Notwithstanding the foregoing, this Policy shall provide no broader coverage than the most restrictive policy of **Underlying Insurance**.

2. EXHAUSTION OF THE UNDERLYING LIMIT

A. The **Underlying Limit** shall be exhausted by payment, in legal currency, of covered **Loss** by the insurers of **Underlying Insurance**, the **Insureds**, or any **DIC Insurer**.

B. If this Policy becomes primary insurance because of the exhaustion of the **Underlying Limit**, the applicable deductible or retention of the **Primary Policy** shall apply to each **Claim** handled by the **Insurer** on a primary insurance basis. No deductible or retention shall apply to any **Claim** handled by the **Insurer** on an excess insurance basis.

C. If any policy of **Underlying Insurance** grants any coverage subject to a sub-limit of liability, this Policy shall not offer such coverage. However, this Policy shall recognize any reduction of the **Underlying Limit** by any payment under such coverage.

3. DEFINITIONS

Whether used in the singular or plural, the following terms shall have the meanings specified below:

A. **"Application"**, **"Claim"**, and **"Loss"** shall have the same meaning specified for such terms in the **Primary Policy**.

B. **"DIC Insurer"** means any insurer of an insurance policy written specifically excess of this Policy that is contractually obligated to drop down and pay covered **Loss** that is not paid by any **Underlying Insurance**. This Policy does not follow form to the provisions of the policy of such **DIC Insurer**.

C. **"Insureds"** means all persons and entities entitled to coverage under the **Primary Policy**.

D. **"Primary Policy"** and any **"Underlying Excess Policies"** are identified in Item 4 of the Declarations.

E. **"Underlying Insurance"** means the Primary Policy and any Underlying Excess Policies.

F. **"Underlying Limit"** means the aggregate sum of all limits of liability of all **Underlying Insurance**.

4. LIMIT OF LIABILITY

The Limit of Liability specified in Item 3 of the Declarations is the maximum aggregate amount that the **Insurer** shall pay under this Policy for all covered **Loss**, including, without limitation, defense costs.

5. DUTIES IN THE EVENT OF A CLAIM

The **Insureds** shall give notice to the **Insurer** of any **Claim** or potential **Claim** in conformance with the notice provisions of the **Primary Policy** except that such notice shall be delivered to the address specified in Item 6 of the Declarations. The **Insurer** shall have the right to participate in the investigation, settlement and defense of any **Claim** noticed under this Policy, even if the **Underlying Limit** has not been exhausted. The **Insureds** shall give the **Insurer** all information and cooperation as the **Insurer** may reasonably request.

6. EXTENDED REPORTING PERIOD

If the **Insureds** elect and are granted an extended reporting period or discovery period under all **Underlying Insurance**, then the **Insureds** shall also be entitled to elect an extended reporting period under this Policy. Such extended reporting period shall follow form to, and apply in conformance with, the provisions of the **Primary Policy** provided that the premium and duration of such extended reporting period shall be as specified in Item 5 of the Declarations.

7. MAINTENANCE OF UNDERLYING INSURANCE

All **Underlying Insurance** shall be maintained in full effect. Failure to maintain any **Underlying Insurance** shall: (i) result in the **Insureds** becoming self-insured for the limit of liability of any such **Underlying Insurance**; and (ii) not relieve the **Insurer** of any obligation under this Policy.

8. CHANGES

This Policy shall not be changed or assigned in any manner except by written agreement of the **Insurer**.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

COVERAGE NOT FOLLOWING UNDERLYING TERMS – RECOGNIZING DEPLETION

It is agreed that:

1. This Policy shall not pay any **Claim** covered under the terms and conditions listed below under Policy No. 47-EPF-315881-04 issued by Berkshire Hathaway Specialty Insurance Company:

Policy Section No. or Endorsement No.	Description
EP-MANU-002	MANUSCRIPT FUND POLICY - Financial Institution Bond

2. Notwithstanding the above, this Policy shall recognize any reduction of the **Underlying Limit** by any payment of any **Claim** under the coverage described in 1 above.

All other terms and conditions of this Policy remain unchanged.

Endorsement Number: 1

Policy Number: AIX9300018-10

Named Insured: Fidelity Equity and High Income Funds

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date: July 1, 2024

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

QUOTA SHARE PARTICIPATION

It is agreed that:

1. This Policy is part of a quota share participation arrangement involving a total limit of liability of $20,000,000 involving the following insurers:

Quota Share Participant	Policy Number	Limit of Liability
Arch Insurance Company	AIX9300018-10	$4,000,000
ACE American Insurance Company	G27880733 008	$4,000,000
Continental Casualty Company	287402778	$4,000,000
U.S. Specialty Insurance Company	U724-621505	$4,000,000
Freedom Specialty Insurance Company	XMF2400080	$4,000,000

2. The **Insurer's** percentage participation in the quota share arrangement is 20%. Notwithstanding any other provision of this Policy, the **Insurer** shall only be liable for its percentage participation of covered **Loss**.

3. The liability of each participating insurer is several and not joint. The failure of any participating insurer to pay its share of covered **Loss** shall not increase the liability of any other participating insurer.

4. Each participating insurer shall make its own determination of whether **Loss** is covered under its policy. No participating insurer shall have any authority to bind any other participating insurer regarding any matter submitted for coverage.

All other terms and conditions of this Policy remain unchanged.

Endorsement Number: 2

Policy Number: AIX9300018-10

Named Insured: Fidelity Equity and High Income Funds

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date: July 1, 2024

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

FOLLOW FORM LEAD DIC POLICY

It is agreed that:

1. The term **"Primary Policy"**, wherever used in this Policy (other than in Declarations Item 4. Underlying Insurance and Section 3. Definitions, D and E) is amended to read **"Lead DIC Policy"**. **"Lead DIC Policy"** means the following policy of **Underlying Insurance**:

Insurer	Policy No.	Limit/Attachment
Chubb Bermuda Insurance Ltd.	10154-017-A	$10,000,000 / $175,000,000

2. The term **"Underlying Insurance"**, wherever used in this Policy (other than in Declarations Item 4. Underlying Insurance and Section 3. Definitions, E) is amended to read **"Underlying DIC Insurance"**. **"Underlying DIC Insurance"** means the following policies of **Underlying Insurance** that are specifically excess of the **Lead DIC Policy**:

Insurer	Policy No.	Limit/Attachment
American International Reinsurance Company, Ltd.	33089991	$15,000,000 / $185,000,000
Berkshire Hathaway Specialty Insurance Company	47-EPF-329660-02	$10,000,000 / $200,000,000
Markel Bermuda Limited	MKLB25GPL0005620	$10,000,000 / $210,000,000
RLI Insurance Company	EPG0032820	$10,000,000 / $220,000,000
National Union Fire Insurance Company of Pittsburgh, Pa.	01-347-75-63	$10,000,000 / $230,000,000
XL Specialty Insurance Company	ELU197862-24	$15,000,000 / $240,000,000

3. The term **"Underlying Limit"**, wherever used in this Policy (other than in Section 3. Definitions F.) is amended to read **"Underlying DIC Limit"**. **"Underlying DIC Limit"** means the aggregate sum of all limits of liability of the **Lead DIC Policy** and all **Underlying DIC Insurance**.

4. Section 1. INSURING AGREEMENT is deleted and replaced by:

This Policy provides excess coverage after exhaustion of the **Underlying DIC Limit**. Except as otherwise provided in this Policy, coverage under this Policy shall follow form to, and apply in conformance with the provisions of the **Lead DIC Policy** as of the inception of this Policy.

If the **Lead DIC Policy** and any **Underlying DIC Insurance** drop down in accordance with the terms of such policies, this Policy shall also drop down excess of the **Lead DIC Policy** and any **Underlying DIC Insurance**.

5. Section 3. DEFINITIONS C. is deleted and replaced by:

C. **"Insureds"** means all natural persons entitled to coverage under the **Lead DIC Policy**.

All other terms and conditions of this Policy remain unchanged.

Endorsement Number: 3

Policy Number: AIX9300018-10

Named Insured: Fidelity Equity and High Income Funds

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date: July 1, 2024

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

FOLLOW FORM ENDORSEMENT (FIDELITY EQUITY FUNDS)

It is agreed that in the event of a conflict between the provisions of this Policy and the **Lead DIC Policy**, the **Lead DIC Policy** shall prevail except for the following provisions:

A. Items: III. LIMIT OF LIABILITY; IV. PREMIUM; VI. NOTICE TO INSURER; and VII. SCHEDULE OF UNDERLYING DIRECTORS AND OFFICERS INSURANCE of the Declarations;

B. Clause 2. DEFINITIONS, Definitions (g) “Insurer”; (h) “Limit of Liability”; (l) “Policy”; and (p) “Underlying Insurance”; and

C. Clause 5. ARBITRATION.

All other terms and conditions of this Policy remain unchanged.

Endorsement Number: 4

Policy Number: AIX9300018-10

Named Insured: Fidelity Equity and High Income Funds

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date: July 1, 2024

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND EXHAUSTION OF THE UNDERLYING LIMIT – BY OR ON BEHALF OF THE INSUREDS

It is agreed that Section 2. Exhaustion of the Underlying Limit A. is deleted and replaced with the following:

A. The **Underlying Limit** shall be exhausted by payment, in legal currency, of **Loss** by the insurers of the **Underlying Insurance**, by or on behalf of the **Insureds**, or any **DIC Insurer**.

All other terms and conditions of this Policy remain unchanged.

Endorsement Number: 5

Policy Number: AIX9300018-10

Named Insured: Fidelity Equity and High Income Funds

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date: July 1, 2024

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND SECTION 5. DUTIES IN THE EVENT OF A CLAIM – COOPERATION SEVERABILITY

It is agreed that Section 5. is deleted and replaced by:

5. DUTIES IN THE EVENT OF A CLAIM

The **Insureds** shall give notice to the **Insurer** of any **Claim** or potential **Claim** in conformance with the notice provisions of the **Primary Policy** except that such notice shall be delivered to the address specified in Item 6 of the Declarations. The **Insurer** shall have the right to participate with the **Insureds** in the investigation, settlement and defense of any **Claim** noticed under this Policy that is reasonably likely to involve this Policy, even if the **Underlying Limit** has not been exhausted. The **Insureds** shall give the **Insurer** all information and cooperation as the **Insurer** may reasonably request.

The failure of any **Insured** to give the **Insurer** cooperation and information as required in the preceding paragraph shall not impair the rights of any other **Insured** under this Policy.

All other terms and conditions of this Policy remain unchanged.

Endorsement Number: 6

Policy Number: AIX9300018-10

Named Insured: Fidelity Equity and High Income Funds

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date: July 1, 2024

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

MASSACHUSETTS AMENDATORY ENDORSEMENT

This endorsement modifies insurance provided under:

Directors and Officers Liability Insurance Policy – Broad Form Individual Non-Indemnifiable Loss
Directors and Officers Liability Insurance Policy – Individual Non-Indemnifiable Loss
Independent Directors Liability Insurance Policy – Individual Non-Indemnifiable Loss

SECTION X, CANCELLATION, is amended to include the following:

This Policy may be cancelled by or on behalf of the **Insurer** by mailing written notice to the **Named Corporation** at the address shown in the Declarations of this Policy by first class mail, postage prepaid, with a certificate of mailing receipt, stating when such cancellation shall be effective. Notice of cancellation will be provided at least ten (10) days before the effective date of cancellation if the **Insurer** is canceling this Policy for nonpayment of premium. The affidavit of any officer, agent, or employee of the **Insurer,** duly authorized for that purpose, that such notice has been served shall be prima facie evidence that cancellation has been duly effected. If the Policy is made payable to a mortgagee or any person other than the **Named Corporation**, notice must also be given to the mortgagee or other person in the manner provided above. The effective date of cancellation shall become the end of the **Policy Period**. Delivery of such notice shall be the equivalent to mailing.

All other terms and conditions of this Policy remain unchanged.

Endorsement Number: 7

Policy Number: AIX9300018-10

Named Insured: Fidelity Equity and High Income Funds

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date: July 1, 2024

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully**.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http://www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

MASSACHUSETTS TERRORISM COVERAGE DISCLOSURE NOTICE

TERRORISM COVERAGE PROVIDED UNDER THIS POLICY

The Terrorism Risk Insurance Act of 2002 as amended and extended by the subsequent Terrorism Risk Insurance Program Reauthorization Acts (collectively referred to as the "Act") established a program within the Department of the Treasury, under which the federal government shares, with the insurance industry, the risk of loss from future terrorist attacks. An act of terrorism is defined as any act certified by the Secretary of the Treasury, in consultation with the Secretary of Homeland Security and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

In accordance with the Act, we are required to offer you coverage for losses resulting from an act of terrorism **that is certified under the federal program** as an act of terrorism. The policy's other provisions will still apply to such an act. Your decision is needed on this question: do you choose to pay the premium for terrorism coverage stated in this offer of coverage, or do you reject the offer of coverage and not pay the premium? You may accept or reject this offer.

If your policy provides commercial property coverage, in certain states, statutes or regulations may require coverage for fire following an act of terrorism. In those states, if terrorism results in fire, we will pay for the loss or damage caused by that fire, subject to all applicable policy provisions including the Limit of Insurance on the affected property. Such coverage for fire applies only to direct loss or damage by fire to Covered Property. Therefore, for example, the coverage does not apply to insurance provided under Business Income and/or Extra Expense coverage forms or endorsements that apply to those coverage forms, or to Legal Liability coverage forms or Leasehold Interest coverage forms.

Your premium will include the additional premium for terrorism as stated in the section of this Notice titled DISCLOSURE OF PREMIUM.

DISCLOSURE OF FEDERAL PARTICIPATION IN PAYMENT OF TERRORISM LOSSES

The United States Government, Department of the Treasury, will pay a share of terrorism losses insured under the federal program. **The federal share equals 80% in years 2020 through 2027 of that portion of the amount of such insured losses that exceeds the applicable insurer deductible during Calendar Year 2020 and each Calendar Year thereafter through 2027.**

DISCLOSURE OF CAP ON ANNUAL LIABILITY

If the aggregate insured terrorism losses of all insurers exceed $100,000,000,000 during any Calendar Year provided in the Act, the Secretary of the Treasury shall not make any payments for any portion of the amount of such losses that exceed $100,000,000,000, and if we have met our insurer deductible, we shall not be liable for the payment of any portion of such losses that exceeds $100,000,000,000.

DISCLOSURE OF PREMIUM

The portion of your annual premium that is attributable to coverage for acts of terrorism is $0.00, and does not include any charges for the portion of losses covered by the United States government under the Act.

I ACKNOWLEDGE THAT I HAVE BEEN NOTIFIED THAT UNDER THE TERRORISM RISK INSURANCE ACT, AS AMENDED, ANY LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM UNDER MY POLICY COVERAGE MAY BE PARTIALLY REIMBURSED BY THE UNITED STATES GOVERNMENT AND MAY BE SUBJECT TO A $100 BILLION CAP THAT MAY REDUCE MY COVERAGE, AND I HAVE BEEN NOTIFIED OF THE PORTION OF MY PREMIUM ATTRIBUTABLE TO SUCH COVERAGE.

______________________	Arch Insurance Company
Policyholder/Applicant's Signature	Name of Insurer
______________________	AIX9300018-10
Print Name	Policy Number
07/01/2024	
Date	

CHUBB®

ACE American Insurance Company

Excess Liability Insurance Policy Declarations

This Policy is issued by the stock insurance company listed above (herein "Insurer").

UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY IS A CLAIMS MADE POLICY WHICH COVERS ONLY CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. PLEASE READ THIS POLICY CAREFULLY.

Policy No.	DOX G27880733 008
Item 1.	Insured Company: Fidelity Equity and High Income Funds Principal Address: C/O FMR LLC 88 Black Falcon, First Floor, East Side Suite 167, Mailzone V7E Boston, MA 02210
Item 2.	Coverages Provided: Excess Fund IDL Liability Insurance
Item 3.	Followed Policy: Independent Director Liability Side-A Excess DIC Insurer: Chubb Bermuda Insurance Ltd. Policy Number: 10154-017-A
Item 4.	Policy Period: From 12:01 A.M. 07/01/2023 To 12:01 A.M. 07/01/2024 (Local time at the address shown in Item 1.)
Item 5.	Aggregate Limit of Liability: $4,000,000 p/o $20,000,000 for all Loss under all Coverages combined.
Item 6.	Premium: $31,350 Discovery Period Premium: 150% of the Policy Period Premium
Item 7.	**NOTICE TO INSURER** **A. Notice of Claim, Wrongful Act or Loss:** Chubb P.O. Box 5105 Scranton, PA 18505-0518 Fax: 877-746-4641 Email address for submitting Management Liability Claims, ChubbClaimsFirstNotice@Chubb.com Email address for all other correspondence, WorkViewFLChubbIncoming@chubb.com **B. All other notices:** Chubb, Financial Lines Attention: Chief Underwriting Officer 1133 Avenue of the Americas, 32nd Floor New York, NY 10036

Item 8. Schedule of Underlying Policies:

Insurer	Policy Number	Limits	Primary or Excess	Policy Period
Chubb Bermuda Insurance Ltd.	10154-017-A	$10,000,000	Primary	07/01/2024 – 07/01/2025
American International Reinsurance Company	33089991	$15,000,000	Excess	07/01/2024 – 07/01/2025
Berkshire Hathaway Specialty Insurance Company	47-EPF-329660-02	$10,000,000	Excess	07/01/2024 – 07/01/2025
Markel Bermuda Insurance Company	MKLB25GPL0005620	$10,000,000	Excess	07/01/2024 – 07/01/2025
RLI Insurance Company	EPG0032820	$10,000,000	Excess	07/01/2024 – 07/01/2025
National Union Fire Insurance Company of Pittsburgh, PA	01-347-75-63	$10,000,000	Excess	07/01/2024– 07/01/2025
XL Specialty Insurance Company	ELU197862-24	$15,000,000	Excess	07/01/2024 – 07/01/2025

Item 9. Prior Or Pending Proceeding Date: N/A

THESE DECLARATIONS, TOGETHER WITH THE COMPLETED AND SIGNED APPLICATION AND THE POLICY FORM ATTACHED HERETO, CONSTITUTE THE INSURANCE POLICY.

Date: 07/22/2023
MO/DAY/YR.

JOHN J. LUPICA, President
Authorized Representative

CHUBB®

ACE American Insurance Company

Excess Liability Insurance Policy

I. INSURING CLAUSE

The Insurer agrees to provide insurance coverage to the Insureds in accordance with the terms and conditions of the Followed Policy, except as otherwise provided herein.

II. LIMIT OF LIABILITY

A. It is expressly agreed that liability for any covered Loss shall attach to the Insurer only after:

1. the insurer(s) of the Underlying Policies;
2. another insurer;
3. the Insureds; or,
4. any other person or entity,

shall have paid the full amount of the Underlying Limit and the full amount of the retention, if any, applicable to the primary Underlying Policy has been paid. Nothing in this subsection shall preclude the Insurer of this Policy from considering any of the other terms, conditions, limitations and exclusions of this Policy or the Followed Policy, in determining whether any Loss is covered under this Policy. The Insurer shall then be liable to pay only covered Loss in excess of such Underlying Limit up to its Aggregate Limit of Liability as set forth in Item 5 of the Declarations.

B. In the event and only in the event of the reduction or exhaustion of the Underlying Limit by reason of the payment of Loss otherwise covered hereunder, then this policy shall, subject to the Aggregate Limit of Liability set forth in Item 5 of the Declarations: (i) in the event of reduction, pay excess of the reduced Underlying Limit, and (ii) in the event of exhaustion, continue in force as primary insurance; provided always that in the latter event this policy shall only pay excess of the retention applicable to the exhausted primary Underlying Policy, which retention shall be applied to any subsequent Loss in the same manner as specified in such primary Underlying Policy.

III. DEFINITIONS

A. The terms “Insurer”, “Followed Policy”, “Underlying Policies”, “Policy Period” and “Aggregate Limit of Liability” have the meanings attributed to them in the Declarations.

B. The term “Underlying Limit” means an amount equal to the aggregate of all limits of liability as set forth in Item 8 of the Declarations for all Underlying Policies, plus the uninsured retention, if any, applicable to the Underlying Policy.

IV. UNDERLYING INSURANCE

A. This policy is subject to the same representations as are contained in the Application for the Followed Policy and the same terms, definitions, conditions, exclusions and limitations (except as regards the premium, the limits of liability, the policy period and except as otherwise provided herein) as are contained in or as may be added to the Followed Policy. In no event shall this policy grant broader coverage than would be provided by the Followed Policy.

B. If the Underlying Policies are not maintained in full effect during the Policy Period, the Insurer shall not be liable under this policy to a greater extent than it would have been had such Underlying Policies been so maintained.

C. If during the Policy Period or any Discovery Period the terms and conditions of the Followed Policy are changed in any manner, the Insureds shall give to the Insurer written notice of the full particulars thereof as

soon as practicable. This policy shall become subject to any such changes, provided that the Insureds shall pay any additional premium reasonably required by the Insurer for such changes.

If the terms or conditions of the Followed Policy are changed in any manner or differ in any respect from the binder for such Followed Policy, the Insurer shall have 30 days after receipt of the Followed Policy containing such changes to provide written objection to such changes. If such written objection is provided, such changes shall not apply to this policy and no coverage related to such changes shall apply. If such written objection is not provided within the time frame captioned above, such changes shall apply.

D. This policy shall follow the terms and conditions of any Prior or Pending Proceeding Exclusion, Prior or Pending Litigation Exclusion, or similar exclusion in the Followed Policy, but with respect to the application of such exclusion to this policy, the Prior or Pending Proceeding Date set forth in Item 9 of the Declarations shall apply.

V. GENERAL CONDITIONS

A. Discovery Period Premium: If the Insureds elect a discovery period or extended reporting period ("Discovery Period") as set forth in the Followed Policy following the cancellation or non-renewal of this policy, the Insureds shall pay to the Insurer the additional premium set forth in Item 6 of the Declarations.

B. Notice: All notices under this policy shall be given as provided in the Followed Policy and shall be properly addressed to the appropriate party at the respective address as shown in the Declarations.

C. Claim Participation: The Insurer shall be given the opportunity to effectively associate with the Insureds in the investigation, settlement or defense of any Claim even if the Underlying Limit has not been exhausted.

CHUBB

SIGNATURES

Named Insured			Endorsement Number
Fidelity Equity and High Income Funds			**1**
Policy Symbol **DOX**	Policy Number **G27880733 008**	Policy Period **07/01/2024 to 07/01/2025**	Effective Date of Endorsement **07/01/2024**
Issued By (Name of Insurance Company) **ACE American Insurance Company**			

THE ONLY COMPANY APPLICABLE TO THIS POLICY IS THE COMPANY NAMED ON THE FIRST PAGE OF THE DECLARATIONS.

By signing and delivering the policy to you, we state that it is a valid contract.

INDEMNITY INSURANCE COMPANY OF NORTH AMERICA (A stock company)
BANKERS STANDARD INSURANCE COMPANY (A stock company)
ACE AMERICAN INSURANCE COMPANY (A stock company)
ACE PROPERTY AND CASUALTY INSURANCE COMPANY (A stock company)
INSURANCE COMPANY OF NORTH AMERICA (A stock company)
PACIFIC EMPLOYERS INSURANCE COMPANY (A stock company)
ACE FIRE UNDERWRITERS INSURANCE COMPANY (A stock company)
WESTCHESTER FIRE INSURANCE COMPANY (A stock company)

436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

BRANDON PEENE, Secretary

JOHN J. LUPICA, President

Authorized Representative

CHUBB

AMEND LIMIT OF LIABILITY

Named Insured **Fidelity Equity and High Income Funds**			Endorsement Number **2**
Policy Symbol **DOX**	Policy Number **G27880733 008**	Policy Period **07/01/2024 to 07/01/2025**	Effective Date of Endorsement **07/01/2024**
Issued By (Name of Insurance Company) **ACE American Insurance Company**			

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

It is agreed that Section II, Limit of Liability, is deleted in its entirety and the following is inserted:

A. It is expressly agreed that liability for any covered Loss shall attach to the Insurer only after:

1. the insurer(s) of the Underlying Policies;
2. another insurer;
3. the Insureds; or,
4. any other person or entity,

shall have paid the full amount of the Underlying Limit and the full amount of the retention, if any, applicable to the primary Underlying Policy has been paid. Nothing in this subsection shall preclude the Insurer of this Policy from considering any of the other terms, conditions, limitations and exclusions of this Policy or the Followed Policy, in determining whether any Loss is covered under this Policy. The Insurer shall then be liable to pay only Loss in excess of such Underlying Limit up to its Aggregate Limit of Liability as set forth in Item 5 of the Declarations.

B. In the event and only in the event of the reduction or exhaustion of the Underlying Limit by reason of the payment of Loss as described in section A above then this policy shall, subject to the Aggregate Limit of Liability set forth in Item 5 of the Declarations: (i) in the event of reduction, pay excess of the reduced Underlying Limit, and (ii) in the event of exhaustion, continue in force as primary insurance; provided always that in the latter event this policy shall only pay excess of the retention applicable to the exhausted primary Underlying Policy, which retention shall be applied to any subsequent Loss in the same manner as specified in such primary Underlying Policy.

All other terms and conditions of this policy remain unchanged.

Authorized Representative

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured **Fidelity Equity and High Income Funds**			Endorsement Number **3**
Policy Symbol **DOX**	Policy Number **G27880733 008**	Policy Period **07/01/2024 to 07/01/2025**	Effective Date of Endorsement **07/01/2024**
Issued By (Name of Insurance Company) **ACE American Insurance Company**			

QUOTA SHARE

It is agreed that:

1. Item 5 of the Declarations is deleted in its entirety and the following is inserted:

   Item 5. Aggregate Limit of Liability: $4,000,000 part of $20,000,000, in accordance with the schedule set forth below, and the terms and conditions of this Policy.

Insurer	Proportion Underwritten				
Continental Casualty Company	$4,000,000	p/o	$20,000,000	x	$255,000,000
ACE American Insurance Company	$4,000,000	p/o	$20,000,000	x	$255,000,000
Freedom Specialty Insurance Company	$4,000,000	p/o	$20,000,000	x	$255,000,000
US Specialty Insurance Co (HCC)	$4,000,000	p/o	$20,000,000	x	$255,000,000
Arch Insurance Company	$4,000,000	p/o	$20,000,000	x	$255,000,000

2. Section II, Limit of Liability, is amended to add the following:

   - The Insurer's maximum liability for each Loss, shall be the proportion of covered Loss as set forth in Item 5 of the Declarations as its Limit of Liability. The Insurer's maximum aggregate liability for all Loss, shall be the proportion of covered Loss as set forth in Item 5 of the Declarations as its Limit of Liability, up to the Insurer's maximum aggregate liability of $4,000,000.

3. The following section is added to the Policy:

   - Claims Control

     The Insurer shall retain control of any Claim as it applies to its proportion of covered Loss and its Limit of Liability, in accordance with the terms and conditions of the Followed Policy, as amended by this Policy.

All other terms and conditions of the Policy remain unchanged.

Authorized Representative

TRADE OR ECONOMIC SANCTIONS ENDORSEMENT

Named Insured			Endorsement Number
Fidelity Equity and High Income Funds			**4**
Policy Symbol **DOX**	Policy Number **G27880733 008**	Policy Period **07/01/2024 to 07/01/2025**	Effective Date of Endorsement **07/01/2024**
Issued By (Name of Insurance Company) **ACE American Insurance Company**			

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This insurance does not apply to the extent that trade or economic sanctions or similar laws or regulations prohibit us from providing insurance, including, but not limited to, the payment of claims. All other terms and conditions of policy remain unchanged.

Authorized Agent

CHUBB

DISCLOSURE PURSUANT TO TERRORISM RISK INSURANCE ACT

Named Insured			Endorsement Number
Fidelity Equity and High Income Funds			**5**
Policy Symbol	Policy Number	Policy Period	Effective Date of Endorsement
DOX	**G27880733 008**	**07/01/2024 to 07/01/2025**	**07/01/2024**
Issued By (Name of Insurance Company)			
ACE American Insurance Company			

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Disclosure Of Premium

In accordance with the federal Terrorism Risk Insurance Act, we are required to provide you with a notice disclosing the portion of your premium, if any, attributable to coverage for terrorist acts certified under the Terrorism Risk Insurance Act. The portion of your premium attributable to such coverage is shown in this endorsement or in the policy Declarations.

Disclosure Of Federal Participation In Payment Of Terrorism Losses

The United States Government, Department of the Treasury, will pay a share of terrorism losses insured under the federal program. The federal share equals; 80% of that portion of the amount of such insured losses that exceeds the applicable insurer retention. However, if aggregate insured losses attributable to terrorist acts certified under the Terrorism Risk Insurance Act exceed $100 billion in a calendar year, the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

Cap On Insurer Participation In Payment Of Terrorism Losses

If aggregate insured losses attributable to terrorist acts certified under the Terrorism Risk Insurance Act exceed $100 billion in a calendar year and we have met our insurer deductible under the Terrorism Risk Insurance Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

COVERAGE OF "ACTS OF TERRORISM" AS DEFINED BY THE REAUTHORIZATION ACT WILL BE PROVIDED FOR THE PERIOD FROM THE EFFECTIVE DATE OF YOUR NEW OR RENEWAL POLICY THROUGH THE EARLIER OF THE POLICY EXPIRATION DATE OR DECEMBER 31, 2027. EFFECTIVE DECEMBER 31, 2027 THE TERRORISM RISK INSURANCE PROGRAM REAUTHORIZATION ACT EXPIRES.

Terrorism Risk Insurance Act premium: $0.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured **Fidelity Equity and High Income Funds**			Endorsement Number **6**
Policy Symbol **DOX**	Policy Number **G27880733 008**	Policy Period **07/01/2024 to 07/01/2025**	Effective Date of Endorsement **07/01/2024**
Issued By (Name of Insurance Company) **ACE American Insurance Company**			

Cap On Losses From Certified Acts Of Terrorism

A. If aggregate insured losses attributable to terrorist acts certified under the federal Terrorism Risk Insurance Act exceed $100 billion in a calendar year and we have met our insurer deductible under the Terrorism Risk Insurance Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

   “Certified act of terrorism” means an act that is certified by the Secretary of the Treasury, in accordance with the provisions of the federal Terrorism Risk Insurance Act, to be an act of terrorism pursuant to such Act. The criteria contained in the Terrorism Risk Insurance Act for a “certified act of terrorism” include the following:

   1. The act resulted in insured losses in excess of $5 million in the aggregate, attributable to all types of insurance subject to the Terrorism Risk Insurance Act; and

   2. The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

B. The terms and limitations of any terrorism exclusion, or the inapplicability or omission of a terrorism exclusion, do not serve to create coverage for any “loss” that is otherwise excluded under this Policy.

All other terms and conditions of this Policy remain unchanged.

____
Authorized Representative

CHUBB®

U.S. Treasury Department's Office Of Foreign Assets Control ("OFAC") Advisory Notice to Policyholders

This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

CHUBB

Chubb Producer Compensation
Practices & Policies

Chubb believes that policyholders should have access to information about Chubb's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.chubbproducercompensation.com or by calling the following toll-free telephone number: 1-866-512-2862.

CNA

125 Broad Street, 8th Floor, New York, NY 10004

January 22, 2025

Mary Coughlin
WILLIS TOWERS WATSON NORTHEAST INC
75 ARLINGTON ST FL 10
BOSTON, MA 02116-3936

Re: Fidelity Equity and High Income Funds
Excess Products
Policy Number 287402778
Expiration Date: 07/01/2025

Dear Mary,

We are pleased to enclose Policy Number 287402778 for Fidelity Equity and High Income Funds. We trust that this policy meets with the specifications outlined in our quotation (number 6337603801). Please review it carefully to confirm this. Should you detect any problem, please contact me as soon as possible.

If commissions or other compensation are payable hereunder, Insurance Producer will comply with all applicable federal and state laws, rules, regulations and/or orders governing disclosure by an agent, broker or producer to an insured or prospective insured of commissions or other compensation.

We appreciate the opportunity to do business with Fidelity Equity and High Income Funds and with you. If you should have any comments, questions, or concerns, please do not hesitate to contact me.

Sincerely,

Benjamin Edsall

Benjamin Edsall
Underwriting Consultant
(212) 440-7331
benjamin.edsall@cna.com

DECLARATIONS
EXCESS INSURANCE POLICY

ACCOUNT NUMBER	40420
COVERAGE PROVIDED BY (hereafter Insurer)	Continental Casualty Company
POLICY NUMBER	287402778

Item 1: **NAMED ENTITY AND PRINCIPAL ADDRESS**	**PRODUCER**
Fidelity Equity and High Income Funds c/o FMR LLC 88 Black Falcon Ave, 1st Floor, East Side, Suite 167, Mailzone V7E Boston, MA 02210	WILLIS TOWERS WATSON NORTHEAST INC 75 ARLINGTON ST FL 10 BOSTON, MA 02116-3936
Attn:	Mary Coughlin

Item 2. **Policy Period**: 7/1/2024 To 7/1/2025

12:01 a.m. Standard Time at the Principal Address stated in Item 1.

Item 3. **Limit of Liability**

$4,000,000 part of $20,000,000 maximum aggregate Limit of Liability under the Policy

Item 4. Schedule of **Underlying Insurance:**

A. **Followed Policy**

Name of Carrier	Policy No	Limits	Ded/Ret Amount
Berkshire Hathaway Specialty Insurance Company	47-EPF-315881-04	$10,000,000	$5,000,000

B. **Underlying Excess Policies**: *** SEE ATTACHED SCHEDULE ***

Item 5. Policy Premium $31,350

Item 6. Notices of Claims:

CNA – Claims Reporting
P.O. Box 8317
Chicago, IL 60680-8317
Email address: SpecialtyProNewLoss@cna.com
Fax Number: 866-773-7504

All other Notices:

Open Brokerage Global Specialty Lines
CNA Insurance Company
125 Broad Street – 8th Floor
New York, NY 10004

Item 7. Endorsements forming a part of this Policy at inception:

CNA-76871-XX	2013-11-01	Amend Insurer Rights/Cooperation Clause Endorsement (Amend Right To Participate And Clarify Imputation Of Failure To Cooperate)
CNA-70680-XX	2012-09-01	Excess Quota Share Endorsement
CNA-81753-XX	2015-03-01	Cap On Losses From Certified Acts Of Terrorism Endorsement
CNA-81758-XX	2021-01-01	Notice Offer Of Terrorism Coverage Disclosure Of Premium Confirmation Of Acceptance

These Declarations, along with the completed and signed Application, the Policy, and any written endorsements attached thereto shall constitute the contract between the Insureds and the Insurer.

Authorized Representative: Date: January 22, 2025

UNDERLYING EXCESS POLICY SCHEDULE

Name of Carrier	Policy No.	Limits	Excess of
ACE American Insurance Company	DOX G23656280 017	$10,000,000	$10,000,000
National Union Fire Insurance Company of Pittsburgh, PA.	01-307-65-49	$10,000,000	$20,000,000
ICI Mutual Insurance Company	87153124D	$10,000,000	$30,000,000
Allied World Assurance Company, AG	C014841/014	$10,000,000	$40,000,000
QBE Insurance Corporation	130005115	$10,000,000	$50,000,000
Travelers Casualty and Surety Company of America	106547114	$10,000,000	$60,000,000
Continental Casualty Company	287273571	$10,000,000	$70,000,000
Starr Indemnity & Liability Company	1000059076241	$10,000,000	$80,000,000
AXIS Insurance Company	P-001-000158031-05	$5,000,000	$90,000,000
Zurich American Insurance Company	EOC-0905341-01	$5,000,000	$95,000,000
Mosaic Syndicate Services Limited	13013P24	$5,000,000 part of $50,000,000	$100,000,000
Freedom Specialty Insurance Company	XMF2400061	$10,000,000 part of $50,000,000	$100,000,000
Twin City Fire Insurance Co.	08 DA 0252123 24	$10,000,000 part of $50,000,000	$100,000,000
U.S. Specialty Insurance Company	24-MGU-24-A58942	$8,000,000 part of $50,000,000	$100,000,000
Everest National Insurance Company	FL5EX00719-241	$7,000,000 part of $50,000,000	$100,000,000
Ironshore Indemnity Inc.	IA7NAB095J005	$5,000,000 part of $50,000,000	$100,000,000
XL Specialty Insurance Company	ELU197867-24	$5,000,000 part of $50,000,000	$100,000,000
Allianz Global Risks US Insurance Company	USF05426524	$2,500,000 part of $25,000,000	$150,000,000
Arch Reinsurance Ltd	BFI0070459-00	$2,500,000 part of $25,000,000	$150,000,000
Liberty Specialty Markets Agency Limited	LSMAFL473348A	$2,500,000 part of $25,000,000	$150,000,000
Freedom Specialty Insurance Company	XMF2410841	$2,500,000 part of $25,000,000	$150,000,000
Old Republic Insurance Company	ORPRO 13 102508	$2,500,000 part of $25,000,000	$150,000,000
Berkley Insurance Company	BPRO8116229	$5,000,000 part of $25,000,000	$150,000,000
Twin City Fire Insurance Co.	08 DC 0665819-24	$5,000,000 part of $25,000,000	$150,000,000
Endurance American Insurance Company	FIX30063561700	$2,500,000 part of $25,000,000	$150,000,000
Chubb Bermuda Insurance Ltd.	10153-017-A	$10,000,000	$175,000,000
American International Reinsurance Company, Ltd.	33089992	$15,000,000	$185,000,000
Berkshire Hathaway Specialty Insurance Company	47-EPF-329663-02	$10,000,000	$200,000,000
Chubb Bermuda Insurance Ltd.	10153-017-A	$10,000,000	$210,000,000
RLI Insurance Company	EPG0032819	$10,000,000	$220,000,000
National Union Fire Insurance Company of Pittsburgh, PA.	01-347-75-65	$10,000,000	$230,000,000
XL Specialty Insurance Company	ELU197866-24	$15,000,000	$240,000,000

EXCESS INSURANCE POLICY

Words defined in the Followed Policy have the same meaning in this Policy even if not defined herein. In consideration of the payment of the premium and in reliance upon the applications submitted to the Insurer or any insurer of the Underlying Insurance, and any other material submitted in connection with such applications (all of which are deemed attached hereto and made a part hereof) the Insurer and the Insureds agree as follows:

I. FOLLOW FORM EXCESS COVERAGE

The Insurer shall provide coverage in accordance with all of the terms, conditions and limitations (including, but not limited to the exclusions and notice requirements) of the policy scheduled in Item 4.A. of the Declarations (hereafter "**Followed Policy**") except as otherwise set forth herein. Coverage hereunder shall attach only after all of the aggregate Limits of Liability, as set forth in Item 4. of the Declarations have been exhausted through payment of covered loss under all policies scheduled in Item 4. of the Declarations (hereafter "**Underlying Insurance**") by or on behalf of the insurers of such **Underlying Insurance**, or by or on behalf of the Insureds. The risk of uncollectibility of any **Underlying Insurance** (in whole or in part), whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the Insureds and is not insured by or assumed by the Insurer.

II. LIMIT OF LIABILITY

The amount set forth in Item 3. of the Declarations shall be the maximum aggregate Limit of Liability of the Insurer for all loss under this Policy, regardless of the number of claims made against the Insureds or the time of payment and regardless of whether or not an extended reporting period applies. If the Limit of Liability under this Policy is exhausted by payment of loss, the Insurer's obligations under this Policy shall be deemed completely fulfilled and extinguished.

III. CHANGES TO UNDERLYING INSURANCE/DEPLETION OF SUB-LIMITS

If, subsequent to the inception date of this Policy, there is a change to any **Underlying Insurance** which expands coverage, then this Policy shall become subject to such change only if the Insurer agrees thereto by written endorsement to this Policy. If any loss under any **Underlying Insurance** is subject to a sub-limit, then this Policy provides no coverage excess of such **Underlying Insurance** sub-limit, but the **Underlying Insurance** shall be deemed depleted by payment of any such sub-limit.

IV. INSURER RIGHTS/COOPERATION CLAUSE

The Insurer has the same rights and protections as has the insurer of the **Followed Policy** and has the right, but not the obligation, at its sole discretion, to elect to participate in the investigation, settlement, prosecution or defense of any claim reasonably likely to attach to and be covered under this Policy or any **Underlying Insurance,** even if the **Underlying Insurance** has not been exhausted. The Insureds shall cooperate with the Insurer in such investigation, settlement, prosecution or defense and shall do nothing that prejudices the Insurer's position or rights of recovery.

V. NOTICES

Where notice is permitted or required by the **Followed Policy**, the Insureds have the same rights and obligations to notify the Insurer under this Policy, except that such notice shall be given to the Insurer at the applicable address specified in Item 6. of the Declarations.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be executed by its Chairman and Secretary, but this Policy shall not be binding upon us unless completed by the attachment of the Declarations:

Chairman　　　　　　　　　　Secretary

AMEND INSURER RIGHTS/COOPERATION CLAUSE ENDORSEMENT
(AMEND RIGHT TO PARTICIPATE AND CLARIFY IMPUTATION OF FAILURE TO COOPERATE)

It is understood and agreed that the section entitled **INSURER RIGHTS/COOPERATION CLAUSE** is deleted in its entirety and is replaced with the following:

IV. INSURER RIGHTS/COOPERATION CLAUSE

The Insurer has the same rights and protections as has the insurer of the **Followed Policy** and has the right, but not the obligation, at its sole discretion, to elect to participate in the investigation, settlement, prosecution or defense of any claim reasonably likely to attach to and be covered under this Policy, even if the **Underlying Insurance** has not been exhausted. The Insureds shall cooperate with the Insurer in such investigation, settlement, prosecution or defense and shall do nothing that prejudices the Insurer's position or rights of recovery. The failure of any Insured to cooperate with the Insurer shall not be imputed to any other cooperating Insured person.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

EXCESS QUOTA SHARE ENDORSEMENT

In consideration of the premium charged, it is understood and agreed that Section **II. LIMIT OF LIABILITY** is deleted in its entirety and replaced as follows:

II. LIMIT OF LIABILITY

This Policy has been written on a quota-share basis whereby the Insurer shall be responsible to pay or reimburse loss on a proportionate basis computed by dividing the Limit of Liability as specified in Item 3. of the Declarations by $4,000,000 (the total limit of the excess quota-share layer). The liability of the Insurer and the other participants shall be several and not joint. The Insurer shall not be liable under this Policy for any amount in excess of the Limit of Liability stated in Item 3. of the Declarations, regardless of any changes in circumstances, including, but not limited to, change in terms, cancellation, removal or bankruptcy of any **Underlying Insurance** or other participants.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

CAP ON LOSSES FROM CERTIFIED ACTS OF TERRORISM ENDORSEMENT

It is understood and agreed as follows:

Whenever used in this endorsement, 1) “we” means the insurer listed on Declarations or the Certificate of Insurance, as applicable; and 2) “you” means the first person or entity named on the Declarations or the Certificate of Insurance, as applicable.

A. Cap on Certified Terrorism Losses

“Certified act of terrorism” means an act that is certified by the Secretary of the Treasury, in consultation with the Secretary of Homeland Security and the Attorney General of the United States, to be an act of terrorism pursuant to the Terrorism Risk Insurance Act, as extended and reauthorized (the “Act”). The criteria contained in the Act for a “certified act of terrorism” include the following:

1. The act resulted in insured losses in excess of $5 million in the aggregate, attributable to all types of insurance subject to the Terrorism Risk Insurance Act; and

2. The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

B. Application of Exclusions

The terms and limitations of any terrorism exclusion, or the inapplicability or omission of a terrorism exclusion, do not serve to create coverage for any loss which would otherwise be excluded under this Policy, such as losses excluded by the Nuclear Hazard Exclusion or the War And Military Action Exclusion.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

IMPORTANT INFORMATION

NOTICE - OFFER OF TERRORISM COVERAGE;

DISCLOSURE OF PREMIUM

THIS NOTICE DOES NOT FORM A PART OF THE POLICY, GRANT ANY COVERAGE OR CHANGE THE TERMS AND CONDITIONS OF ANY COVERAGE UNDER THE POLICY.

As used herein, 1) “we” means the insurer listed on the Declarations or the Certificate of Insurance, as applicable; and 2) “you” means the first person or entity named on the Declarations or the Certificate of Insurance, as applicable. You are hereby notified that under the Terrorism Risk Insurance Act, as extended and reauthorized ("Act"), you have a right to purchase insurance coverage of losses arising out of acts of terrorism, as defined in Section 102(1) of the Act, subject to all applicable policy provisions. The Terrorism Risk Insurance Act established a federal program within the Department of the Treasury, under which the federal government shares, with the insurance industry, the risk of loss from future terrorist attacks.

This Notice is designed to alert you to coverage restrictions and to certain terrorism provisions in the policy. If there is any conflict between this Notice and the policy (including its endorsements), the provisions of the policy (including its endorsements) apply.

CHANGE IN THE DEFINITION OF A CERTIFIED ACT OF TERRORISM

The Act applies when the Secretary of the Treasury certifies that an event meets the definition of an act of terrorism. Originally, the Act provided that to be certified, an act of terrorism must cause losses of at least five million dollars and must have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest to coerce the government or population of the United States. However, the 2007 re-authorization of the Act removed the requirement that the act of terrorism must be committed by or on behalf of a foreign interest, and now certified acts of terrorism may encompass, for example, a terrorist act committed against the United States government by a United States citizen, when the act is determined by the federal government to be "a certified act of terrorism."

In accordance with the Act, we are required to offer you the ability to purchase coverage for losses resulting from an act of terrorism that is certified under the federal program. The other provisions of this policy, including nuclear, war or military action exclusions, will still apply to such an act.

DISCLOSURE OF FEDERAL PARTICIPATION IN PAYMENT OF TERRORISM LOSSES

The Department of the Treasury will pay a share of terrorism losses insured under the federal program. Beginning in 2020, the federal share equals 80% of that portion of the amount of such insured losses that exceeds the applicable insurer retention.

LIMITATION ON PAYMENT OF TERRORISM LOSSES

If aggregate insured losses attributable to terrorist acts certified under the Terrorism Risk Insurance Act exceed $100 billion in a calendar year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

Further, this coverage is subject to a limit on our liability pursuant to the federal law where, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion. In such case, insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

CONFIRMATION OF ACCEPTANCE OF COVERAGE

In accordance with the Act, we offered you coverage for losses resulting from an act of terrorism that is certified under the federal program. This notice confirms that you have chosen to accept our offer of coverage for certified acts of terrorism. The policy's other provisions, including nuclear, war or military action exclusions, will still apply to such an

act. The premium charge for terrorism coverage, if any, is shown separately on the Declarations or the Certificate of Insurance, as applicable.

U.S. Specialty Insurance Company

Houston, Texas

THIS IS A CLAIMS MADE EXCESS POLICY WHICH APPLIES ONLY TO CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. THE LIMITS OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS WILL BE REDUCED, AND MAY BE EXHAUSTED, BY THE PAYMENT OF DEFENSE EXPENSES.

DECLARATIONS

EXCESS INDEMNITY POLICY

POLICY NUMBER: U724-621505 RENEWAL OF: U723-621296

ITEM 1. **INSURED:** **Fidelity Equity And High Income Funds**

C/O FMR LLC
88 Black Falcon, 1st Floor, East Side, Ste 167
Mailzone V7E
Boston, MA 02210

ITEM 2. **POLICY PERIOD**:
(a) Inception Date: July 01, 2024
(b) Expiration Date: July 01, 2025
at 12:01 a.m. at the Principal Address stated in ITEM 1.

ITEM 3. **LIMIT OF LIABILITY (INCLUSIVE OF DEFENSE EXPENSES)**:
$4,000,000

ITEM 4. **SCHEDULE OF UNDERLYING INSURANCE**

	Insurer	Policy Number	Limit
Primary Policy	Berkshire Hathaway Specialty Insurance Company	47-EPF-315881-04	$ 10,000,000
1st Excess	ACE American Insurance Company	G23656280 017	$ 10,000,000
2nd Excess	National Union Insurance Company	01-307-65-49	$ 10,000,000
3rd Excess	ICI Mutual Insurance Company	87153124D	$ 10,000,000
4th Excess	Allied World National Assurance Company	C014841/014	$ 10,000,000
5th Excess	QBE Insurance Corporation	130005115	$ 10,000,000
6th Excess	Travelers Casualty and Surety Company of America	106547114	$ 10,000,000
7th Excess	Continental Casualty Company	287273571	$ 10,000,000
8th Excess	Starr Indemnity and Liability Company	1000059076241	$ 10,000,000
9th Excess	Axis Insurance Company	P-001-000158031-05	$ 5,000,000
10th Excess	Zurich American Insurance Company	EOC 0905341-01	$ 5,000,000
11th Excess	Houston Casualty Company	24-MGU-24-A58943	$ 8,000,000
11th Excess	Everest National Insurance Company	TBD	$ 7,000,000
11th Excess	Ironshore Indemnity, Inc.	TBD	$ 5,000,000
11th Excess	Lloyd's Of London	TBD	$ 5,000,000
11th Excess	Twin City Fire Insurance Company	TBD	$ 10,000,000
11th Excess	XL Specialty Insurance Company	TBD	$ 5,000,000
11th Excess	Freedom Specialty Insurance Company	XMF2400059	$ 10,000,000
12th Excess	Allianz Global Risks US Insurance Company	TBD	$ 2,500,000
12th Excess	Arch Insurance Company	TBD	$ 2,500,000
12th Excess	Berkley Insurance Company	TBD	$ 5,000,000
12th Excess	Endurance American Insurance Company	TBD	$ 2,500,000
12th Excess	Freedom Specialty Insurance Company	TBD	$ 2,500,000
12th Excess	Hartford Insurance Company of Illinois	TBD	$ 5,000,000

U.S. Specialty Insurance Company

Houston, Texas

THIS IS A CLAIMS MADE EXCESS POLICY WHICH APPLIES ONLY TO CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. THE LIMITS OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS WILL BE REDUCED, AND MAY BE EXHAUSTED, BY THE PAYMENT OF DEFENSE EXPENSES.

DECLARATIONS

EXCESS INDEMNITY POLICY

12th Excess	**Liberty Specialty Markets Bermuda Limited**	**TBD**	**$ 2,500,000**
12th Excess	**Old Republic Insurance Company**	**TBD**	**$ 2,500,000**
13th Excess	**Chubb Bermuda Insurance Ltd.**	**TBD**	**$ 10,000,000**
14th Excess	**American International Reinsurance Company, Ltd.**	**TBD**	**$ 15,000,000**
15th Excess	**Berkshire Hathaway Specialty Insurance Company**	**TBD**	**$ 1,000,000**
16th Excess	**Markel Bermuda Limited**	**TBD**	**$ 10,000,000**
17th Excess	**RLI Insurance Company**	**TBD**	**$ 10,000,000**
18th Excess	**AIG Specialty Insurance Company**	**TBD**	**$ 10,000,000**
19th Excess	**XL Specialty Insurance Company**	**TBD**	**$ 15,000,000**
20th Excess	**ACE American Insurance Company**	**TBD**	**$ 4,000,000**
20th Excess	**Arch Insurance Company**	**TBD**	**$ 4,000,000**
20th Excess	**Continental Casualty Company**	**TBD**	**$ 4,000,000**
20th Excess	**Freedom Specialty Insurance Company**	**TBD**	**$ 4,000,000**

ITEM 5. **PREMIUM**: $ 31,350.00

ITEM 6. **NOTICES REQUIRED TO BE GIVEN TO INSURER MUST BE ADDRESSED TO**:

Tokio Marine HCC - D&O Group
8 Forest Park Drive
Farmington, CT 06032
Attention: Claims Manager
or
usclaims@tmhcc.com

ITEM 7. **ENDORSEMENTS ATTACHED AT ISSUANCE**: USSIC 994, 994-9035, 994-980, 994-9036, 994-9027, USSIC 3116E-MA, DH-ETRIA

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed on the Declarations Page by its President, a Secretary and a duly authorized representative of the Insurer.

By ______ Authorized Representative

Secretary President USSIC 993 (04/2002)

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site - http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

U.S. SPECIALTY INSURANCE COMPANY

Excess Indemnity Policy

HCC

HCC Global
8 Forest Park Drive, Farmington, Connecticut 06032
main 860 674 1900 facsimile 860 676 1737

U.S. SPECIALTY INSURANCE COMPANY

EXCESS INDEMNITY POLICY

This is a claims made policy. Please read it carefully.

In consideration of the payment of the premium, and in reliance upon all statements made and information furnished to the Insurer and to the issuers of the **Underlying Insurance** and subject to the Declarations and the limitations, conditions, provisions, any endorsements to and all other terms of this Policy, the Insurer and the **Insureds** agree as follows:

I. INSURING AGREEMENT

The Insurer shall provide the **Insureds** with insurance excess of the **Underlying Insurance** scheduled in ITEM 4 of the Declarations. Except as specifically set forth in the terms, conditions or endorsements of this Policy, coverage hereunder shall apply in conformance with the terms, conditions, limitations and endorsements of the policy immediately underlying this Policy, except that coverage hereunder shall attach only after all **Underlying Insurance** has been exhausted by actual payment of claims or losses thereunder.

II. PRIMARY AND UNDERLYING INSURANCE

A. Maintenance of **Underlying Insurance**

All of the **Underlying Insurance** scheduled in ITEM 4 of the Declarations shall be maintained during the **Policy Period** in full effect except for any reduction of the limits of liability available under the **Underlying Insurance** solely by reason of actual payment of claims or losses thereunder. Subject at all times to Section II.B of this Policy, the Insurer shall not be liable under this policy earlier or to any greater extent than it would have been if the **Insureds** had complied with this condition.

B. Cancellation of **Underlying Insurance**

This Policy shall terminate immediately upon the cancellation of any one or more of the policies scheduled in ITEM 4 of the Declarations, whether cancelled by the **Insureds** or the applicable insurer. Notice of cancellation or non-renewal of any such policies duly given by any of the applicable insurers shall serve as notice of the cancellation or non-renewal of this Policy by the Insurer.

C. Amendment of **Underlying Insurance**

No amendment to any **Underlying Insurance** during the **Policy Period** shall be effective in extending the coverage or limits of liability afforded by this Policy unless the Insurer so agrees in writing.

III. DEFINITIONS

A. **Insured** means any person or organization insured under the policy immediately underlying this Policy.

B. **Policy Period** means the period from the inception date to the expiration date set forth in ITEM 2 of the Declarations, or to any earlier cancellation date.

C. **Primary Policy** means the policy scheduled as such in ITEM 4 of the Declarations.

D. **Underlying Insurance** means all policies scheduled in ITEM 4 of the Declarations and any policies replacing them.

IV. LIMITS OF LIABILITY

A. The amount or amounts stated in ITEM 3 of the Declarations are the limits of the Insurer's liability and shall be the maximum amount(s) payable by the Insurer under this Policy. The limits of liability available under this Policy to pay damages or settlements shall be reduced, and may be exhausted, by the payment of defense expenses.

B. In the event of the reduction of the limits of liability of the **Underlying Insurance** solely as the result of actual payment of claims or losses thereunder by the applicable insurers, this Policy shall, subject to the Insurer's limits of liability and to the other terms, conditions and endorsements of this Policy, continue to apply to claims or losses as excess insurance over the amount of insurance remaining under such **Underlying Insurance**.

C. In the event of the exhaustion of all of the limits of liability of such **Underlying Insurance** solely as the result of actual payment of claims or losses thereunder, the remaining limits available under this Policy shall, subject to the Insurer's limits of liability and to the other terms, conditions and endorsements of this Policy, continue for subsequent claims or losses as primary insurance. Under such circumstances, any retention or deductible specified in the **Primary Policy** shall also apply to this Policy.

V. SETTLEMENT

The **Insureds** shall not admit liability for or settle any claim for any amount that would involve the coverage afforded by this Policy without the Insurer's prior written consent.

VI. CLAIM PARTICIPATION

The Insurer may, at its sole discretion, elect to participate in the investigation, settlement and/or defense of any claim against the **Insureds** even if the **Underlying Insurance** has not been exhausted.

VII. SUBROGATION AND RECOVERIES

A. In the event of any payment under this Policy, the Insurer shall be subrogated to all the **Insureds'** rights of recovery against any person or organization, and the **Insureds** shall execute and deliver all instruments and papers and do whatever else is necessary to secure such rights.

B. Any amount recovered after payment under this Policy shall be apportioned in the inverse order of payment to the extent of actual payment. The expenses of all such recovery proceedings shall be apportioned in the same ratio as the recoveries.

VIII. NOTICES

A. If the **Insureds** give any notice of any matter under the **Underlying Insurance**, the **Insureds** must also give the Insurer written notice of such matter in the same manner as required by the terms and conditions of the **Primary Policy**, except that such written notice must be sent to the Insurer at the address set forth in ITEM 6 of the Declarations.

B. The **Insureds** shall give the Insurer notice in writing as soon as practicable of:

1. the cancellation of any **Underlying Insurance**, or

2. any additional or return premiums charged or allowed in connection with any **Underlying Insurance**.

IX. POLICY TERMINATION

A. This Policy may be canceled by the **Insureds** at any time either by surrender of this Policy or by written notice stating when thereafter such cancellation is to be effective. The mailing of such notice as aforesaid shall be sufficient proof of notice and this policy shall terminate at the date and hour specified in such notice.

B. The Insurer shall refund the unearned premium computed at the customary short rate if the Policy is canceled by the **Insureds**.

X. CONFORMITY TO STATUTE

Any terms of this Policy which are in conflict with the terms of any applicable laws construing this Policy are hereby amended to conform to such laws.

XI. AUTHORIZATION AND NOTICES

The person or entity named in ITEM 1 of the Declarations shall be the sole agent, and shall act on behalf, of the **Insureds** with respect to all matters under this Policy, including but not limited to giving and receiving notices and other communication, effecting or accepting any endorsements to or notice of cancellation of this Policy, paying premium and receiving any return premiums.

XII. NO ALTERATIONS WITHOUT ENDORSEMENT

No change in or modification of this Policy shall be effective unless made by endorsement signed by an authorized employee of the Insurer or any of its agents relating to this Policy.

In witness whereof the Insurer has caused this Policy to be executed by its authorized officers, but this Policy will not be valid unless countersigned on the Declarations Page by a duly authorized representative of the Insurer.

Secretary President

U.S. Specialty Insurance Company
Houston, TX

Endorsement Effective Date	Policyholder	Policy Number	Endorsement
07/01/2024	**Fidelity Equity And High Income Funds**	**U724-621505**	**1**

In consideration of the premium charged, it is agreed that this Policy is issued as part of a $20,000,000 quota share layer of insurance coverage excess of $255,000,000 underlying limits. The Quota Share Participants, Policy Numbers and Individual Limits applicable to this quota share layer of insurance coverage are set forth in the following Schedule of Quota Share Participation.

SCHEDULE OF QUOTA SHARE PARTICIPATION

Quota Share Participant:	Policy Number:	Individual Limit:
U.S. Specialty Insurance Company	U724-621505	$4,000,000
Freedom Specialty Insurance Company	TBD	$4,000,000
ACE American Insurance Company	TBD	$4,000,000
Continental Casualty Company	TBD	$4,000,000
Arch Insurance Company	TBD	$4,000,000

The Insurer's maximum aggregate liability under this Policy shall not exceed its Individual Limit ($4,000,000). In no event shall any other Quota Share Participant's refusal, failure, insolvency or inability to pay increase the Insurer's Individual Limit under this Policy. If any other Quota Share Participant refuses or fails to pay loss under its policy, or becomes insolvent or otherwise unable to pay loss, the Insurer shall not be liable under this Policy earlier or to any greater extent than the Insurer would have been if such Quota Share Participant had paid its Individual Limit in full.

All other terms, conditions and limitations of this Policy will remain unchanged.

994-9035 11/08

By ______________________
Authorized Representative

U.S. Specialty Insurance Company
Houston, TX

Endorsement Effective Date	Policyholder	Policy Number	Endorsement
07/01/2024	**Fidelity Equity And High Income Funds**	**U724-621505**	**2**

AMEND SETTLEMENT PROVISION

In consideration of the premium charged, it is agreed that Section V. is amended to read in its entirety as follows:

V. SETTLEMENT

The **Insureds** shall not admit liability for or settle any claim for any amount that would involve the coverage afforded by this Policy without the Insurer's prior written consent, which will not be unreasonably withheld.

All other terms, conditions and limitations of this Policy will remain unchanged.

994-980 03/05

By ______________________
Authorized Representative

U.S. Specialty Insurance Company
Houston, TX

Endorsement Effective Date	Policyholder	Policy Number	Endorsement
07/01/2024	**Fidelity Equity And High Income Funds**	**U724-621505**	**3**

DELETE SECTION II.B (CANCELLATION OF UNDERLYING INSURANCE) AND AMEND SECTION IX (POLICY TERMINATION)

In consideration of the premium charged, it is agreed that:

(1) Section II.B of the Policy is deleted in its entirety. However, nothing in this endorsement is intended, nor shall it be construed, to relieve the **Insured** of its obligation under Section VIII.B to give the Insurer written notice as soon as practicable of any cancellation of **Underlying Insurance**. Moreover, in the event a policy of **Underlying Insurance** is cancelled, the Insurer shall not be liable under this Policy earlier or to any greater extent than it would have been had the policy of **Underlying Insurance** not been cancelled.

(2) The second sentence of Section II.A (Maintenance of Underlying Insurance) is deleted and replaced with the following:

The Insurer shall not be liable under this Policy earlier or to any greater extent than it would have been if the **Insureds** had complied with this condition.

(3) The following paragraph is added to Section IX:

This Policy is non-cancelable by the Insurer except for non-payment of premium. The Insurer may cancel this Policy for non-payment of premium by sending not less than 15 days notice of such cancellation to the entity named in ITEM 1 of the Declarations at such entity's last known address.

All other terms, conditions and limitations of this Policy will remain unchanged.

994-9036 01/09

By ____________
Authorized Representative

U.S. Specialty Insurance Company
Houston, TX

Endorsement Effective Date	Policyholder	Policy Number	Endorsement
07/01/2024	**Fidelity Equity And High Income Funds**	**U724-621505**	**4**

TREATMENT OF PAYMENTS AS REDUCING OR EXHAUSTING UNDERLYING LIMIT

In consideration of the premium charged, it is agreed that:

(1) For purposes of this endorsement, **A-Side Carrier** means the issuer of any excess "Side A"/"Difference in Conditions" policy written specifically excess of this Policy.

(2) Notwithstanding anything in the Policy to the contrary:

(a) If an issuer of a policy of **Underlying Insurance** becomes financially insolvent or bankrupt and, solely as a result of such financial insolvency or bankruptcy, fails to pay covered loss under such policy of **Underlying Insurance**, and if the **Insureds** or an **A-Side Carrier** actually makes payment for part or all of such loss, then the Insurer will treat such payment as if it had been made by such issuer for purposes of determining reduction or exhaustion (as the case may be) of the limit of liability of such policy of **Underlying Insurance**.

(b) If an issuer of a policy of **Underlying Insurance** fails to pay covered loss under such policy of **Underlying Insurance** for any reason other than such issuer's financial insolvency or bankruptcy, then the Insurer will treat the **Insureds'** or an **A-Side Carrier's** actual payment of such loss as if it had been made by such issuer for purposes of determining reduction or exhaustion (as the case may be) of the limit of liability of such policy of **Underlying Insurance**, but only if the **Insureds**:

(i) promptly notify the Insurer that the **Insureds** or an **A-Side Carrier** intends to make such payment; and

(ii) advise the Insurer of the total amount of loss that such issuer has paid or has agreed to pay (if any) under such policy of **Underlying Insurance**.

(3) In no event shall any failure to pay on the part of an issuer of **Underlying Insurance** cause the Insurer to be liable under this Policy earlier or to any greater extent than the Insurer would have been if such issuer had paid its policy's full limit of liability. Except as expressly provided in paragraph (2) above, nothing in this endorsement shall be deemed to waive any term, condition or limitation of this Policy or any policy of **Underlying Insurance**.

All other terms, conditions and limitations of this Policy will remain unchanged.

994-9027 06/08

By ____________________
Authorized Representative

U.S. Specialty Insurance Company
Houston, TX

Endorsement Effective Date	Policyholder	Policy Number	Endorsement
07/01/2024	**Fidelity Equity And High Income Funds**	**U724-621505**	**5**

U.S. SPECIALTY INSURANCE COMPANY

MASSACHUSETTS AMENDATORY ENDORSEMENT

In consideration of the premium charged, it is agreed that:

(1) The paragraph at the end of the Policy (beginning "In witness whereof") is amended to read in its entirety as follows:

> In witness whereof the Insurer has caused this Policy to be executed by its authorized officers.

(2) The sentence at the end of the Declarations Page (beginning "IN WITNESS WHEREOF") is amended to read in its entirety as follows:

> IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed on the Declarations Page by its President and a Secretary.

Accordingly, the countersignature line for an Authorized Representative is deleted in its entirety from the Declarations Page.

All other terms, conditions and limitations of this Policy will remain unchanged.

USSIC 3116E-MA 10/05

By ______________
Authorized Representative

U.S. Specialty Insurance Company
Houston, TX

Endorsement Effective Date	Policyholder	Policy Number	Endorsement
07/01/2024	**Fidelity Equity And High Income Funds**	**U724-621505**	**6**

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

POLICYHOLDER DISCLOSURE – TERRORISM PREMIUM NOTICE

Your Policy contains coverage for certain losses caused by terrorism. We are required to notify you of the portion of the premium, if any, attributable to the coverage for terrorist acts certified under the Terrorism Risk Insurance Act of 2002, as amended (hereinafter "TRIA"). TRIA also requires us to provide disclosure of federal participation in payment of terrorism losses resulting from an "act of terrorism" as defined by Section 102(1) of TRIA.

Section 102(1) of TRIA defines the term "act of terrorism" as any act that is certified by the Secretary of the Treasury of the United States – in concurrence with the Secretary of State of the United States and the Attorney General of the United States – to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

Please be advised that the actual coverage provided by your Policy for acts of terrorism, as is true for all coverages, is limited by the terms, conditions, exclusions, limits and other provisions of your Policy, any endorsements to the Policy and generally applicable rules of law.

YOU SHOULD KNOW THAT, WHERE COVERAGE IS PROVIDED BY THIS POLICY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM, SUCH LOSSES MAY BE PARTIALLY REIMBURSED BY THE UNITED STATES GOVERNMENT UNDER A FORMULA ESTABLISHED BY FEDERAL LAW. UNDER THIS FORMULA, THE UNITED STATES GOVERNMENT GENERALLY PAYS 90% (85% COMMENCING IN 2007) OF COVERED TERRORISM LOSSES EXCEEDING THE STATUTORILY ESTABLISHED DEDUCTIBLE PAID BY THE INSURANCE COMPANY PROVIDING THE COVERAGE.

THE PREMIUM CHARGED FOR THIS COVERAGE IS PROVIDED BELOW AND DOES NOT INCLUDE ANY CHARGES FOR THE PORTION OF LOSS COVERED BY THE FEDERAL GOVERNMENT UNDER TRIA.

U.S. Specialty Insurance Company
Houston, TX

Endorsement Effective Date	Policyholder	Policy Number	Endorsement
07/01/2024	**Fidelity Equity And High Income Funds**	**U724-621505**	**6**

The amount of your premium that is attributable to coverage for terrorist acts certified under TRIA is $0.

All other terms, conditions and limitations of this Policy will remain unchanged.

DH-ETRIA 03/09

By ______________
Authorized Representative

Nationwide
is on your side

Home Office:
One West Nationwide Blvd.
Columbus, OH 43215
Administrative Office:
18700 North Hayden Road
Scottsdale, AZ 85255

January 23, 2025

Mary Coughlin
Willis
Willis Towers Watson Northeast, Inc.
75 Arlington Street
Floor 10, MA 02116

RE: Fidelity Equity & High Income Funds
Policy Number: XMF2400080
Liability Limit: $4,000,000 Part of $20,000,000 Excess of $255,000,000

Dear Mary,

Nationwide is pleased to provide you with the enclosed Fidelity Equity & High Income Funds Policy, with effective dates 07/01/2024 to 07/01/2025, issued by Freedom Specialty Insurance Company ("the Company") to the above captioned insured.

As requested, the Policy has been issued despite the fact that Nationwide has not received all of the Underlying Excess policy(ies)/endorsements.

As you are aware, the binder for this Policy may contain a subjectivity(ies) regarding receipt, review and acceptance of complete copies of the binders for all of the Underlying Excess policies, as well as complete copies of all of the policies themselves. If applicable, please forward complete copies of all of the policies to my attention as soon as possible.

The Company fully reserves its rights to amend the Policy in the event that any inconsistencies exist between the binders related to the policies and the policies when issued. In addition, by issuing the Policy, the Company does not waive any rights or defenses it may have in connection with the Policy, nor is it stopped from asserting all or any defenses that may be available to it with regard to the Policy.

If you have any questions or concerns, please do not hesitate to contact me.

Sincerely,

Nicole Young

Enclosures

Nationwide®

Underwritten by: Freedom Specialty Insurance Company
Home Office: One Nationwide Plaza · Columbus, Ohio 43215
Administrative Office: 18700 North Hayden Road · Scottsdale, Arizona 85255
1-800-423-7675 · A Stock Company

In Witness Whereof, the Company has caused this policy to be executed and attested.

Secretary President

The information contained herein replaces any similar information contained elsewhere in the policy.

Underwritten by: Freedom Specialty Insurance Company
Home Office: One West Nationwide Boulevard · Columbus, Ohio 43215
Administrative Office: 18700 North Hayden Road · Scottsdale, Arizona 85255
1-800-423-7675 · A Stock Company

EXCESS INSURANCE POLICY

DEPENDING UPON THE TERMS OF THE FOLLOWED POLICY, THIS POLICY MAY APPLY ONLY TO CLAIMS FIRST MADE DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD, IF APPLICABLE, AND THE LIMIT OF LIABILITY MAY BE REDUCED BY PAYMENT OF DEFENSE COSTS. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

DECLARATIONS

Item 1. **Named Insured &** Mailing Address: FIDELITY EQUITY & HIGH INCOME FUNDS
C/O FMR LLC
88 BLACK FALCON, FIRST FLOOR, EAST SIDE , SUITE 167, MAILZONE V7E
BOSTON, MA 02210

Policy No.: XMF2400080
Agent No.: 20408
Renewal No.: XMF2300080

Item 2. Aggregate Limit of Liability (maximum amount payable by the **Insurer** under this Policy): $4,000,000 Part of $20,000,000

Item 3. **Policy Period:**
07/01/2024 to 07/01/2025 12:01 A.M. local time at **Named Insured's** Mailing Address

Item 4. Schedule of **Underlying Policies:**
"Followed Policy" means the policy or coverage section identified below in the Schedule of **Underlying Policies,** as constituted at its inception (unless the **Insurer** consents to any change thereto by written endorsement to this Policy).

Followed Policy	Underlying Insurer	Underlying Policy	Limit of Liability	Policy Period
☐	**BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY**	47-EPF-315881-04	$10,000,000	07/01/2024 - 07/01/2025
DEDUCTIBLE/RETENTION: $0				
☒	**CHUBB BERMUDA INSURANCE LTD.**	10154-017-A	$10,000,000	07/01/2024 - 07/01/2025

SEE FORM UTF-358 12-07 FOR COMPLETE SCHEDULE OF UNDERLYING POLICIES

"Underlying Limits" means the following amount: $255,000,000

"Underlying Policies" means all policies or coverage sections of policies identified in the above Schedule of **Underlying Policies,** as constituted at their inception (unless the **Insurer** consents to any change thereto by written endorsement to this Policy). **"Underlying Insurer"** means any insurer identified in the above Schedule of **Underlying Policies** as issuing an **Underlying Policy.**

Item 5. **Premium:** $31,350 **Terrorism Premium:** $0 **Total Premium:** $31,350

Item 6. Pending and Prior Litigation Date (in accordance with **Followed Policy,** but date may differ): As Expiring
Continuity Date (in accordance with **Followed Policy,** but date may differ):

Item 7. Endorsements Effective at Inception:
SEE SCHEDULE OF FORMS AND ENDORSEMENTS

Nationwide®

Item 8. Notice of Claims to:	Other Notices to:
Freedom Specialty Insurance Company Claim Department PO Box 182452 Columbus, Ohio 43218-2452 mlsreportaloss@nationwide.com	Freedom Specialty Insurance Company Claim Department PO Box 182452 Columbus, Ohio 43218-2452 mlsreportaloss@nationwide.com

These Declarations, together with the application (as defined in the **Followed Policy**) and any information submitted therewith, the Policy, and any written endorsement(s) attached thereto, shall constitute the contract between the **Insureds** and the **Insurer.**

FREEDOM SPECIALTY
INSURANCE COMPANY®

SCHEDULE OF FORMS AND ENDORSEMENTS

Policy No. XMF2400080

Effective Date 07/01/2024
12:01 A.M. Standard Time

Named Insured Fidelity Equity & High Income Funds

Agent No. 20408

UTF-COVPG	03-21	COVER PAGE
XMF-D-2	08-22	EXCESS INSURANCE POLICY DECLARATIONS
UTF-SP-2	06-11	SCHEDULE OF FORMS AND ENDORSEMENTS
XMF-P-2	07-10	EXCESS INSURANCE POLICY
UTF-358	12-07	SCHEDULE OF UNDERLYING POLICIES
XMF-207	08-17	AMEND REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS-LOSS
XMF-202	08-17	AMEND CONDITIONS OF COVERAGE
XMF-232	08-17	QUOTA SHARE ENDORSEMENT
UTF-3G	03-92	AMEND CONDITIONS OF COVERAGE - AS EXPIRING
NOTF0442CW	03-22	U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS
NOTF0602MA-POL	03-21	POLICYHOLDER DISCLOSURE-MASSACHUSETTS NOTICE OF TERRORISM INSURANCE COVERAGE

FREEDOM SPECIALTY
INSURANCE COMPANY®
a Nationwide Insurance® company

A Stock Insurance Company, herein called the **Insurer**

EXCESS INSURANCE POLICY

UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY APPLIES ONLY TO CLAIMS FIRST MADE AGAINST THE INSURED DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD. THE LIMIT OF LIABILITY SHALL BE REDUCED AND MAY BE EXHAUSTED BY PAYMENT OF DEFENSE COSTS.

In consideration of the payment of the premium and in reliance upon the application (as defined in the **Followed Policy**) and any information submitted therewith, and subject to the Declarations and terms and conditions of this Policy, the persons and entities entitled to coverage under the **Followed Policy** (the **"Insureds"**) and the **Insurer** agree as follows:

I. INSURING AGREEMENT

The **Insurer** shall provide insurance coverage excess of the **Underlying Limits** in accordance with the same terms, definitions, conditions, exclusions and limitations as are contained in the **Followed Policy,** except with respect to the premium, the limit of liability and as otherwise provided herein.

II. DEFINITIONS

A. **"DIC Insurer"** means any insurer which wrote a difference-in-conditions policy excess of this Policy that drops down to pay any amount due under the **Underlying Policies** pursuant to the difference-in-conditions provisions of such policy; provided, however, any such policy issued by such insurer shall not be considered one of the **Underlying Policies.**

B. **"Financial Insolvency"** means the status of any **Underlying Insurer** being subject to the appointment, by any state, federal or foreign official, agency or court, of any receiver, conservator, liquidator, trustee, rehabilitator or similar official to take control of, supervise, manage or liquidate such **Underlying Insurer.**

III. REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS

A. The **Insurer** shall not provide any coverage under this Policy until the full amount of the **Underlying Limits** has been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of amounts covered under the terms of the **Underlying Policies** by any or all of the following:

(1) the **Underlying Insurers** under the **Underlying Policies;**

(2) the **Insured;** or

(3) a **DIC Insurer,** in the event the difference-in-conditions policy written by such **DIC Insurer** drops down to pay any amount due under the **Underlying Policies.**

B. In the event that the **Underlying Limits** are partially reduced by reason of actual payments as described in Section **III.A.** above, then subject to the Limit of Liability this Policy shall continue to apply as excess over the reduced **Underlying Limits.**

C. In the event that the **Underlying Limits** are wholly exhausted by reason of actual payments as described in Section **III.A.** above (and the full amount of any applicable deductible or uninsured retention has been paid under the **Followed Policy** by the **Insured** or others), then subject to the Limit of Liability this Policy shall continue to apply as primary insurance in accordance with the terms, definitions, conditions, exclusions and limitations of the **Followed Policy** and the terms, definitions, conditions, exclusions and limitations of this Policy; provided always that this Policy shall only pay excess of such deductible or retention, which shall be applied in the same manner as specified in the **Followed Policy.**

D. This Policy shall only pay in the event of the reduction or exhaustion of the **Underlying Limits** by reason of actual payments as described in Section **III.A.** above and shall not drop down for any other reason, including but not limited to the existence of any sub-limit in any **Underlying Policy;** provided, however, this Policy will recognize erosion of any of the **Underlying Policies** due to the existence of a sub-limit.

E. The **Insureds** expressly retain the risk of any gap in coverage or uncollectibility and the **Insurer** does not in any way insure or assume such risk.

IV. CONDITIONS OF COVERAGE

A. As a condition precedent to this Policy's coverage, in the event of the **Financial Insolvency** of any of the **Underlying Policies** or the reduction or exhaustion of any of the **Underlying Policies,** the **Insureds** shall notify the **Insurer** in writing as soon as practicable thereafter, with full particulars.

B. If during the **Policy Period** or any discovery or extended reporting period, any terms, definitions, conditions, exclusions and limitations of the **Followed Policy** are changed, this Policy shall not be subject to such change unless the **Insurer** consents by written endorsement to this Policy.

FREEDOM SPECIALTY
INSURANCE COMPANY®

SCHEDULE OF UNDERLYING POLICIES

Policy No. XMF2400080 Effective Date 07/01/2024
12:01 A.M. Standard Time

Named Insured Fidelity Equity & High Income Funds Agent No. 20408

SCHEDULE OF UNDERLYING INSURANCE :

Issuing Insurer	Policy Number	Limit of Liability	Attachment Point
PRIMARY POLICY: BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY	47-EPF-315881-04	$10,000,000	SEE FOLLOWED POLICY RETENTIONS
1st EXCESS: ACE AMERICAN INSURANCE COMPANY	G23656280 017	$10,000,000	$10,000,000
2nd EXCESS: NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA	01-307-65-49	$10,000,000	$20,000,000
3rd EXCESS: ICI MUTUAL INSURANCE COMPANY, RRG	87153124D	$10,000,000	$30,000,000
4th EXCESS: ALLIED WORLD ASSURANCE COMPANY, LTD.	C014841/014	$10,000,000	$40,000,000
5th EXCESS: QBE INSURANCE CORPORATION	130005115	$10,000,000	$50,000,000
6th EXCESS: TRAVELERS CASUALTY AND SURETY COMPANY OF AMERICA	106547114	$10,000,000	$60,000,000
7th EXCESS: CONTINENTAL CASUALTY COMPANY	287273571	$10,000,000	$70,000,000
8th EXCESS: STARR INDEMNITY & LIABILITY COMPANY	1000059076241	$10,000,000	$80,000,000
9th EXCESS: AXIS INSURANCE COMPANY	P-001-000158031-05	$5,000,000	$90,000,000
10th EXCESS: ZURICH AMERICAN INSURANCE COMPANY	EOC-0905341-01	$5,000,000	$95,000,000
11th EXCESS: **QUOTA SHARE** MAXIMUM AGGREGATE LIMIT: $50,000,000			
FREEDOM SPECIALTY INSURANCE COMPANY	XMF2400059	$10,000,000 PART OF $50,000,000	$100,000,000
EVEREST NATIONAL INSURANCE COMPANY	FL5EX00305-241	$7,000,000 PART OF $50,000,000	
XL SPECIALTY INSURANCE COMPANY	ELU197863-24	$5,000,000 PART OF $50,000,000	

FREEDOM SPECIALTY
INSURANCE COMPANY®

SCHEDULE OF UNDERLYING POLICIES

Policy No. XMF2400080 Effective Date 07/01/2024
12:01 A.M. Standard Time

Named Insured Fidelity Equity & High Income Funds Agent No. 20408

SCHEDULE OF UNDERLYING INSURANCE (continued):

Issuing Insurer	Policy Number	Limit of Liability	Attachment Point
IRONSHORE INDEMNITY INC.	IA7NAB0949005	$5,000,000 PART OF $50,000,000	
TWIN CITY FIRE INSURANCE COMPANY	08 DA 0252127 24	$10,000,000 PART OF $50,000,000	
HOUSTON CASUALTY COMPANY	24-MGU-24-A58943	$8,000,000 PART OF $50,000,000	
MOSAIC SYNDICATE 1609	13015P24	$5,000,000 PART OF $50,000,000	
12th EXCESS: **QUOTA SHARE** MAXIMUM AGGREGATE LIMIT: $25,000,000			
BERKLEY PROFESSIONAL LIABILITY	BPRO8116258	$5,000,000 PART OF $25,000,000	$150,000,000
TWIN CITY FIRE INSURANCE COMPANY	08 DC 0665817-24	$5,000,000 PART OF $25,000,000	
FREEDOM SPECIALTY INSURANCE COMPANY	XMF2410840	$2,500,000 PART OF $25,000,000	
ALLIANZ GLOBAL RISKS US INSURANCE COMPANY	USF05426324	$2,500,000 PART OF $25,000,000	
LIBERTY SPECIALTY MARKETS BERMUDA LIMITED	LSMAFL473346A	$2,500,000 PART OF $25,000,000	
ARCH INSURANCE (BERMUDA)	BFI0070461-00	$2,500,000 PART OF $25,000,000	
ENDURANCE AMERICAN INSURANCE COMPANY	FIX30063540100	$2,500,000 PART OF $25,000,000	
OLD REPUBLIC INSURANCE COMPANY	ORPRO 12 105161	$2,500,000 PART OF $25,000,000	
13th EXCESS (FOLLOWED): CHUBB BERMUDA INSURANCE LTD.	10154-017-A	$10,000,000	$175,000,000
14th EXCESS: AMERICAN INTERNATIONAL REINSURANCE COMPANY, LTD.	33089991	$15,000,000	$185,000,000
15th EXCESS: BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY	47-EPF-329660-02	$10,000,000	$200,000,000

FREEDOM SPECIALTY
INSURANCE COMPANY®

SCHEDULE OF UNDERLYING POLICIES

Policy No. XMF2400080 Effective Date 07/01/2024

12:01 A.M. Standard Time

Named Insured Fidelity Equity & High Income Funds Agent No. 20408

SCHEDULE OF UNDERLYING INSURANCE (continued):

Issuing Insurer	Policy Number	Limit of Liability	Attachment Point
16th EXCESS: MARKEL BERMUDA LIMITED	MKLB25GPL0005620	$10,000,000	$210,000,000
17th EXCESS: RLI INSURANCE COMPANY	EPG0032820	$10,000,000	$220,000,000
18th EXCESS: NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA	01-347-75-63	$10,000,000	$230,000,000
19th EXCESS: XL SPECIALTY INSURANCE COMPANY	ELU197862-24	$15,000,000	$240,000,000

ENDORSEMENT NO. 1

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMF2400080	07/01/2024	Fidelity Equity & High Income Funds	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS—LOSS

In consideration of the premium charged, it is hereby understood and agreed that Section III. **REDUCTION OR EXHAUSTION OF UNDERLYING INSURANCE,** subsection A. is deleted in its entirety and replaced with the following:

A. The **Insurer** shall not provide any coverage under this Policy until the full amount of the **Underlying Limits** has been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of **Loss** under the terms of the **Underlying Policies** by any or all of the following:

(1) The **Underlying Insurers** under the **Underlying Policies;**

(2) The **Insured,** including payments made on behalf of the **Insured;**

(3) A **DIC Insurer,** in the event the difference-in-conditions policy written by such **DIC Insurer** drops down to pay any amount due under the **Underlying Policies;** or

(4) Any third-party.

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE / DATE

Underwritten by Freedom Specialty Insurance Company

ENDORSEMENT NO. 2

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMF2400080	07/01/2024	Fidelity Equity & High Income Funds	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND CONDITIONS OF COVERAGE

In consideration of the premium charged, it is hereby understood and agreed that Section IV.A. **CONDITIONS OF COVERAGE** is deleted in its entirety and replaced by the following:

A. In the event of the **Financial Insolvency** of any of the **Underlying Policies** or the reduction or exhaustion of any of the **Underlying Policies,** the **Insureds** shall notify the **Insurer** in writing as soon as practicable thereafter, with full particulars.

All other terms and conditions of this Policy remain unchanged.

______________________________ / ______________

AUTHORIZED REPRESENTATIVE DATE

Underwritten by Freedom Specialty Insurance Company

ENDORSEMENT NO. 3

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMF2400080	07/01/2024	Fidelity Equity & High Income Funds	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

QUOTA SHARE ENDORSEMENT

In consideration of the premium paid, it is hereby understood and agreed that:

1. This Policy is part of a quota share participation arrangement between the Participating Insurers and the **Insured** (the "Program") which provides a $20,000,000 **Limit of Liability** excess of the **Underlying Limits** as follows:

Participating Insurer	Participating Insurer's Policy Number	Participating Insurer's Limit of Liability	Participating Insurer's Percentage
Freedom Specialty Insurance Company	XMF2400080	$4,000,000	20.00%
ACE American Insurance Company	G27880733 008	$4,000,000	20.00%
Continental Casualty Company	287402778	$4,000,000	20.00%
U.S. Specialty Insurance Company	U724-621505	$4,000,000	20.00%
Arch Insurance Company	AIX9300018-10	$4,000,000	20.00%

2. Each Participating Insurer shall be liable only for its own percentage of each covered **Loss,** subject to its own **Limit of Liability.**
3. Each Participating Insurer shall:
   A. receive notice of any **Claim** submitted for coverage under the Program;
   B. make its own determination of whether loss is covered under the Program; and
   C. elect whether to participate in the investigation, settlement or defense of any **Claim.**
4. The liability of each Participating Insurer shall be several and not joint. The failure, refusal or inability of any Participating Insurer to pay covered **Loss,** including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other Participating Insurer. The **Insured** expressly retains the risk of any gap in coverage or uncollectibility and the **Insurer** does not in any way insure or assume such risk.
5. Item 2. of the Declarations is deleted in its entirety and replaced by the following:

   Item 2. See Excess Policy--Quota Share Endorsement

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE / DATE

FREEDOM SPECIALTY
INSURANCE COMPANY®

ENDORSEMENT NO. 4

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMF2400080	07/01/2024	Fidelity Equity & High Income Funds	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND CONDITIONS OF COVERAGE

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

In consideration of the premium paid, it is hereby understood and agreed that Section **IV. CONDITIONS OF COVERAGE,** of this Policy is amended by adding the following:

C. In the event a coverage dispute arises between the **Insured** and the **Insurer** of this Policy in relation to matters that are also the subject of a dispute with an **Underlying Insurer**, then at the **Insured's** election, those disputes shall be heard together in the same court or arbitration proceedings

All other terms and conditions of this Policy remain unchanged.

A Nationwide® Company

AUTHORIZED REPRESENTATIVE   DATE

UTF-3g-2913-M 9-18

Freedom Specialty Insurance Company

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of this Policy. Read this policy and review the Declarations page for complete information on the coverages provided.

This Notice provides information concerning possible impact on this Policy's insurance coverage due to directives issued by the Office of Foreign Assets Control ("OFAC"). **Please read this Notice carefully.**

OFAC administers and enforces sanctions policy, based on Presidential declarations of "national emergency." OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons." This list can be located on the United States Treasury's website: http://www.treas.gov/ofac/

In accordance with OFAC regulations, if it is determined that any insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

Underwritten by Freedom Specialty Insurance Company
A Stock Insurance Company

POLICYHOLDER DISCLOSURE-MASSACHUSETTS
NOTICE OF TERRORISM INSURANCE COVERAGE

NO PREMIUM CHARGE FOR TERRORISM COVERAGE

COPY OF DISCLOSURE SENT WITH ORIGINAL QUOTE

TERRORISM RISK INSURANCE ACT
You are hereby notified that the Terrorism Risk Insurance Act of 2002, as amended pursuant to the Terrorism Risk Insurance Program Reauthorization Act of 2019, effective January 1, 2021 (collectively referred to as "TRIA" or the "Act"), established a program within the Department of the Treasury under which the federal government shares, with the insurance industry, the risk of loss from future terrorist attacks. Under the Act, you have a right to an offer of insurance coverage for losses arising out of acts of terrorism. As defined in Section 102(1) of the Act: The term "certified acts of terrorism" means any act that is certified by the Secretary of the Treasury-in consultation with the Secretary of Homeland Security, and the Attorney General of the United States-to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States government by coercion.

DISCLOSURE OF FEDERAL SHARE OF COMPENSATION
You should know that where coverage is provided by this policy for losses resulting from "certified acts of terrorism," such losses may be partially reimbursed by the United States government under a formula established by federal law. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States government agrees to reimburse eighty percent (80%) of covered terrorism losses that exceed the statutorily established deductible paid by the insurance company providing the coverage. There is no premium charged for terrorism coverage, as indicated below.

CAP ON LOSSES FROM "CERTIFIED ACTS OF TERRORISM"
You should also know that the Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits United States government reimbursement as well as insurers' liability for losses resulting from "certified acts of terrorism" when the amount of such losses in any one calendar year exceeds $100 billion. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

$0 PREMIUM DISCLOSURE

In accordance with the Act, we are required to offer you coverage for losses resulting from an act of terrorism that is certified under TRIA as an act of terrorism. The policy's other provisions will still apply to such an act. We are further required to provide you with a notice disclosing the portion of your premium, if any, attributable to coverage for terrorist acts certified under the Terrorism Risk Insurance Act.

The portion of your annual premium that is attributable to coverage for "certified acts of terrorism" pursuant to TRIA is **$0 (zero),** and does not include any charges for the portion of losses covered by the United States government under the Act.